Form 20-F
period 2001-12-31
AMARIN CORP PLC\UK
filed 2002-05-09
CIK 897448

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission file number 0-21392

AMARIN CORPORATION PLC
(Exact name of Registrant as Specified in its Charter)

ENGLAND
(Jurisdiction of Incorporation or organization of Issuer)

7 CURZON STREET
LONDON W1J 5HG
ENGLAND
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class None	Name of each Exchange On Which Registered None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

American Depositary Shares Representing Ordinary Shares
Ordinary Shares (10p par value per Share)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.              None

Indicate the number of outstanding shares of each issuer’s classes of capital or common stock as of the period covered by the annual report.

76,743,893 Ordinary Shares (10p par value per Share)
4,129,819 Preference Shares (£1 par value Share)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ] Item 18 [x]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes [ ] No [ ]

i

Directors and Senior Management of the Company	28

Number of Share Options Outstanding	31

Warrants in Shares of Amarin Corporation plc	32

Compensation	33

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	33

Major Shareholders	33

Related Party Transactions	34

CORPORATE GOVERNANCE	35

Board of Directors	35

Other Corporate Matters	36

NATURE OF TRADING MARKET	37

RISK FACTORS	39

ADDITIONAL INFORMATION	48

Memorandum and Articles of Association	48

Material Contracts	50

Exchange Controls	51

Taxation	52

Documents on Display	54

CONSOLIDATED FINANCIAL STATEMENTS	F-1

Cross Reference Guide to Form 20-F

The information in this document that is referenced in the following table constitutes the Company’s annual report on Form 20-F for the year ended December 31, 2001. Only information in this document actually cross-referenced to Form-20F shall be deemed to be filed with the Securities and Exchange Commission.

Item	Page

1. Identity of Directors, Senior Management and Advisers	N/A

2. Offer Statistics and Expected Timetable	N/A

3. Key Information Selected Financial Data Exchange Rate Information Capitalization and Indebtedness Reasons for Offer and Use of Proceeds Risk Factors	Financial Review – Selected Consolidated Financial Data (p.18) Exchange Rates (p.20); US Dollar Presentation (p.20) N/A N/A Risk Factors (p.39)

4. Information on the Company History and Development of the Company Business Overview Organizational Structure Property, Plants and Equipment

History and Development of the Company (p.3)
Company Overview (p.1);
Amarin Pharmaceuticals, Inc. (p.4);
Key Products and Development Pipeline (p.5);
Branded Products Portfolio (p.7);
Amarin Development AB (p. 8);
Government Regulation(p. 12);
Manufacturing and Supply (p.14);
Patents and Proprietary Technology (p.15);
Competition (p. 16)
Organizational Structure (p.3)
Property, Plant and Equipment (p. 17)

5. Operating and Financial Review and Prospects Operating Results Liquidity and Capital Resources Research and Development, Patents and Licenses Trend information

Operating Results (p.20); Impact of Inflation (p. 23);
Governmental Policies (p.23);
Exchange Rates (p. 20)
Liquidity and Capital Resources (p.23)

Research and Development (p.24)
Trends since the year end (p. 23)

6. Directors, Senior Management and Employees Directors and Senior Management Compensation Board practices Employees Share ownership

Directors and Senior Management of the
Company (p.28)
Compensation (p.33)
Corporate Governance — Board of Directors (p.35);
Directors and Senior Management of the
Company (p.28)
Employees (p.16)
Shares Owned by Officers and Directors (p.26);
Directors’ and Officers’ Options (p.27)

7. Major Shareholders and Related Party Transactions Major Shareholders Related Party Transactions Interests of Experts and Counsel	Major Shareholders (p.33) Related Party Transactions (p.34) N/A

8. Financial information Consolidated Accounts and Other Financial Information Litigation Dividend Policy Significant Changes	See Item 18 and the financial statements beginning on page F-1 Legal Proceedings (p.25) Policy on Dividend Distributions (p.25) None

9. The Offer and Listing Offer Listing and Details – Price History of Stock Plan of distribution Markets Selling Shareholders Dilution Expenses of the Issue	Nature of Trading Market (p.37) N/A Nature of Trading Market (p.37) N/A N/A N/A

10. Additional Information
          Share Capital
          Memorandum and Articles of
              Association
          Material Contracts
          Exchange Controls
          Taxation
          Dividends and Paying Agents
          Statement by Experts
          Documents on Display
          Subsidiary information

N/A Memorandum and Articles of Association (p.48) Material Contracts (p.50) Exchange Controls (p.51) Taxation (p.52) N/A N/A Documents on Display (p.54) N/A

11. Quantitative and Qualitative Disclosures About Market Risk	N/A

12. Description of Securities Other than Equity Securities	N/A

13. Defaults, Dividend Arrearages and Delinquencies	N/A

14. Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A

17. Financial Statements	N/A

18. Financial statements	Consolidated Financial Statements (p. F-1)

19. Exhibits	Exhibit Index

v

INTRODUCTION

This report comprises the Annual Report to Shareholders of Amarin Corporation plc and its Annual Report on Form 20-F in accordance with the requirements of the United States Securities and Exchange Commission ("SEC") for the year ended December 31, 2001. See the cross reference guide on page (iii) which sets forth the information in this report that corresponds to the Form 20-F.

As used in this annual report, unless the context otherwise indicates, the terms "Company", "Amarin", "we", "us" and "our" refer to Amarin Corporation plc and its wholly owned subsidiary companies. The term "Ordinary Shares" refers to the Company's Ordinary Shares, par value 10p per share, and the term "Preference Shares" refers to the Company's 3% cumulative convertible preference shares, par value £1 each.

Some of the statements made in this annual report are forward-looking in nature. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. The occurrence of the events described, and the achievement of the intended results, are subject to many factors, some or all of which are not predictable or within the Company's control; therefore actual results or outcomes may differ materially from those anticipated in any forward-looking statement. These factors include those identified under the heading "Risk Factors" and elsewhere in this annual report.

COMPANY OVERVIEW

Amarin Corporation plc (NASDAQ: AMRN) is a specialty pharmaceutical company focused on neurology and pain management with headquarters in the United Kingdom and commercial operations located in both the United States of America, for our pharmaceutical development and marketing business, and Sweden, for our drug delivery business.

Amarin is committed to becoming a recognized leader in the field of neurology and pain management with a quality reputation for meeting the needs of healthcare professionals by the provision of innovative medicines.

Amarin's principal activities are the marketing and sale of pharmaceutical products which it conducts through its US subsidiary, Amarin Pharmaceuticals Inc. ("API"), and the development of pharmaceutical products utilizing its proprietary drug delivery technologies which is carried out by its Swedish subsidiary, Amarin Development AB. The Company has a portfolio of 11 marketable pharmaceutical products which are sold exclusively in the US.

During 2001, Amarin made two significant product acquisitions that we believe will enable us to establish a strategic franchise in Parkinson's disease in the US.

In May 2001, the Company obtained exclusive US marketing and distribution rights to Permax (pergolide mesylate) from Elan Pharmaceuticals, Inc. (together with Elan Corporation plc and its subsidiaries, "Elan"), a related party, for a period extending through May 16, 2002. Elan is the exclusive licensee from Eli Lilly and Company ("Lilly") of the US rights to Permax, which is approved by the Food and Drug Administration ("FDA") as an adjunctive treatment for Parkinson's disease. We also acquired an option to obtain all of Elan's remaining rights to Permax in the US, in return for making specified option payments. On March 11 2002, the Board of Directors of the Company approved the exercise of such option, which will be consummated upon obtaining Lilly's consent to our acquisition of Elan's rights.

We have established a team of 24 sales representatives dedicated to the promotion of neurology products in the US. This specialty sales force is currently deployed in promoting Permax. We anticipate that we will also utilize the sales force to promote our marketed pain relief products and, subject to FDA approval, our development products.

Also in May 2001, the Company entered into an option agreement with Elan to acquire Elan's exclusive rights as licensee to promote, sell and distribute Zelapar™ (Zydis® selegiline orally dissolving tablets) in the US. Zelapar uses the proprietary Zydis technology of R.P. Scherer, Inc. ("Scherer"), Elan's licensor, to produce a unique and proprietary fast-dissolving formulation of selegiline, which is indicated for the treatment of Parkinson's disease. If approved by the FDA and acquired by Amarin, Zelapar would be complementary to Permax and would allow Amarin to leverage its 24-person specialty neurology sales force established to market and sell Permax in the US. It is anticipated that a New Drug Application ("NDA") will be filed for Zelapar with the FDA before the end of the first half of 2002.

Previously Amarin has, as part of its strategic vision, acquired the US marketing and distribution rights to each of LAX–101 for Huntington's disease and Moraxen for chronic severe pain, two additional, proprietary late-stage development compounds with applications in our primary target therapeutic categories of neurology and pain management, respectively.

LAX-101 is a novel and proprietary treatment for Huntington's disease, a progressive, fatal neuro-degenerative disease for which there is currently no approved treatment in the US. Amarin acquired a license to the US marketing and distribution rights for LAX-101 in Huntington's disease and certain other niche neurodegenerative diseases from UK-based Laxdale Ltd. Amarin announced positive results for two separate Phase II studies for LAX-101 that were published in the January 21, 2002 issue of NeuroReport, a peer-reviewed neurology journal. If these results are confirmed in the ongoing Phase III study, Amarin believes that LAX-101 will represent a breakthrough in the treatment of Huntington's disease. Subject to positive Phase III results, it is anticipated that an NDA will be filed with the FDA during the first half of 2003.

Moraxen is a novel, proprietary formulation of morphine for the treatment of chronic moderate to severe pain. Moraxen has been developed by CeNeS Pharmaceuticals plc, a UK-based drug development company ("CeNeS"). This new therapy has already been launched in several countries in Europe and Amarin and CeNeS are currently assessing all pre-clinical, clinical, marketing and manufacturing issues prior to initiating phase III trials in the US. CeNeS has recently experienced financial difficulties which could result in Amarin absorbing certain costs of continued development. However, Amarin is under no obligation to do so and there is no assurance that Amarin would assume any of the additional funding burden for continued development of this product if CeNeS fails to fulfill its obligations. See "Risk Factors-Our ability to generate revenues under our in-licensing agreements depends in part upon the financial condition of our licensors."

Our branded products portfolio, initially acquired in 1999, provided the foundation of our growth as a specialty pharmaceutical company. That portfolio includes our Phrenelin® line of tension headache products, and others. To promote these products, we have built an efficient direct sales and marketing infrastructure based in Warren, New Jersey in order to market the products directly to the physicians who originate the prescriptions. We also have a co-promotion agreement with TEAMM Pharmaceuticals, Inc., a marketing company who call on general practitioners and specialists for Motofen® and Bontril®, our anti-diarrheal and weight loss products, respectively.

Amarin Development AB is our wholly-owned Swedish subsidiary, dedicated to the research and development of advanced controlled-release and site-specific technology solutions, and to creating improved formulations of both new and existing drugs. Our oral proprietary technologies can be used with a variety of drugs covering a range of therapeutic areas. Amarin's activities in this area primarily involve collaborative arrangements whereby it seeks to incorporate its drug delivery technology into compounds developed or marketed by other pharmaceutical companies. Amarin also performs research and development projects for third parties on a contract "fee for service" basis.

Amarin's revenues are derived from four principal sources. For the year ended December 31, 2001, sales of our products through our own sales and marketing operations accounted for approximately 86% of total revenues; licensing and development fees accounted for approximately 4% of total revenues; contract manufacturing fees accounted for approximately 1% of total revenues; and royalties on third party product sales accounted for approximately 9% of total revenues. Although some of the products marketed in the US can show seasonal market trends, there has not been material revenue seasonality for the Amarin consolidated group.

Broken down by geographic markets, for the year ended December 31, 2001 approximately 83% of total revenues were generated in the US, representing sales of our pharmaceutical products; approximately 2% of total revenues were generated in the UK, representing our royalty income; and approximately 14% of total revenues were generated in the European market, representing our drug delivery and contract manufacture business. The remaining 1% of total revenues were generated as export sale in markets outside the EU and US.

Our strategy is to seek higher financial returns by continuing to acquire and in-license marketable pharmaceutical products, which will help pay the development obligations for our pipeline products, and to continue to generate revenues from the licensing of our proprietary drug delivery technologies.

HISTORY AND DEVELOPMENT OF THE COMPANY

Amarin Corporation plc (formerly Ethical Holdings plc) was incorporated in England as a private limited company on March 1, 1989 under the Companies Act 1985 and re-registered in England as a public limited company on March 19, 1993.

Until late 1999, the Company's principal activity was the development of drug delivery technologies, and it generated revenue by licensing its technologies to other companies. In September 1999, the strategic acquisition of a portfolio of FDA approved products from Elan for US$25.2 million provided the foundation for the Company's restructuring of its business and growth as a specialty pharmaceutical company with a focus in the US. The acquisition of this product portfolio was also the first step towards building a sales and marketing capability in the US. The US represents the largest single market for pharmaceutical products in the world.

In December 1999 Amarin sold to Elan, at a sale price of US$20.25 million, its transdermal patch technology business which developed products designed to release medication through patches worn on the skin. This transaction, together with the acquisition of the product portfolio from Elan, shifted Amarin's primary therapeutic focus from hormone replacement therapy to, inter alia, the areas of neurology and pain management. In conjunction with the restructuring of its business focus the Company changed its name from Ethical Holdings plc to Amarin Corporation plc.

Following the above-referenced events, Amarin's in-house research and development functions were concentrated in its Swedish subsidiary, Amarin Development AB, which retained its operations and is primarily involved in product development with oral controlled-release and site-specific technologies.

Amarin entered into two license agreements in late 2000 and early 2001, which provided the Company with pipeline products that began the Company's strategic focus in neurology and pain management. Upon FDA approval, these products would complement the current marketed line of neurological and pain management products. The first license agreement was signed in November 2000, giving the Company exclusive US rights to market and distribute LAX-101 for Huntington's disease and certain other neuro-degenerative diseases. The Company obtained a license from CeNeS in January 2001 for the exclusive US marketing rights to Moraxen for chronic moderate to severe pain. In May 2001, we acquired an option to the US marketing and distribution rights to each of Permax and Zelapar which, when exercised, we believe will enable us to establish a strategic franchise in Parkinson's disease. All of these transactions give Amarin exclusive US rights to specialty products that are suited to the Company's focused marketing strategy.

We have built our US infrastructure to support these marketed and development products by establishing our West Coast operations in Mill Valley, California. We have hired key personnel for the development and marketing of our products and pipeline, and are well positioned for future growth.

On November 30, 2001, in furtherance of our strategic focus, we sold our entire equity interest in each of our South American subsidiaries, Beta Pharmaceuticals Corporation and Amarin Technologies South America, S.A. This sale was made to the local management team of these subsidiaries at a purchase price of US$262,000 in cash plus the assumption of approximately US$188,000 in indebtedness. This transaction completed our planned divestiture of the transdermal patch research and development business.

Organizational Structure

The Company conducts its pharmaceutical sales activities through its wholly owned subsidiary, Amarin Pharmaceuticals, Inc., and its drug delivery activities through its wholly owned group subsidiary, Amarin Development AB.

The Company's principal executive offices are located at 7 Curzon Street, London W1J 5HG, England, and its telephone number is +44-20-7499-9009.

Details of all significant subsidiaries are summarised below:

Subsidiary Name	Country of Incorporation or Registration	Proportion of Ownership Interest and Voting Power Held

Amarin Development (Sweden) AB	Sweden	100%

Amarin Pharmaceuticals, Inc.	US (Delaware)	100%

BUSINESS OF THE COMPANY

Amarin Pharmaceuticals, Inc.

General

Amarin Pharmaceuticals, Inc. ("API") expanded significantly in 2001 in pursuit of its goal to become a leader in neurology and pain management. Revenues attributable to this subsidiary more than doubled, due in part to the advent of the Permax product rights, in addition to growth from our branded products. API also monitors and manages certain development activities relating to products that have been in-licensed from third parties. We increased our development pipeline by adding the US rights to Zelapar, a product in late stage development for Parkinson's disease which is a strategic complement to Permax. We added talented management personnel in several key areas, and expanded our infrastructure to keep pace with growth by launching our 24-person specialty sales force. These experienced sales representatives call upon neurologists and other specialists in the US to expand awareness and promote Permax. We also intend to use this sales force to supplement our marketing efforts for the Phrenilin line of products. Moreover, the neurology sales force will be well-positioned to provide promotion for our other late stage development products, when approved.

The Company believes that through the aggressive management of its current portfolio, targeted acquisition or in-licensing of complementary marketed or late-stage development products and the maintenance of a lean infrastructure, API has established a growing and profitable platform from which it can expand its presence. API's position in the emerging specialty pharmaceutical market in the US is expected to enhance the Company's product acquisition efforts and accelerate its overall growth.

The Company relies on third party manufacturers for supply of its pharmaceutical products. These manufacturers are either the Company's licensors (for example, Permax is manufactured by Lilly) or contract manufacturers dedicated to production of pharmaceutical products.

API has an agreement with a third party industry leader to facilitate its distribution services. This service company assists API in all areas of distribution including product distribution, warehousing, customer service, accounts receivable collection and returns processing. The Company believes that this arrangement gives it a cost-effective ability to provide a high level of customer service and satisfaction. The Company intends to continue to evaluate distribution activities and will make appropriate cost-effective decisions on bringing some or all of those activities in-house.

Management and Infrastructure

As a part of expanding its management team and infrastructure to keep pace with product growth and expansion, API has successfully added key management and personnel in a number of areas which are crucial for the development and marketing of pharmaceutical products. In addition to locating, leasing and building out office space in northern California suitable for our development and marketing activities, we were able to identify and retain people whom we believe to be highly experienced and qualified in the following areas: sales, marketing, clinical, medical and scientific affairs, safety and medical information, finance, legal, commercial development, information technology, sales training, managed care/government purchasing, and trade relations, among others. All are experienced in the pharmaceutical business, many with specific experience in neurology or pain management. We have also been able to identify valued consultants who assist in these and other areas. We intend to continue with a mix of consultants and full-time employees who are dedicated to our future success.

Key Products and Development Pipeline

Our Parkinson's Disease Strategy

Effective in May, 2001, the Company entered into agreements which form a basis for building a strategic franchise in products for the treatment of Parkinson's disease. Approximately 500,000 people in the US are thought to be treated for Parkinson's, with an equal number or more going undiagnosed and untreated. Under these agreements, Amarin obtained immediate marketing and distribution rights in the US for Permax through May 16, 2002, along with a purchase option for all the remaining US rights of Elan, the current licensee. At the same time, the Company obtained an exclusive option from Elan to the US marketing rights for Zelapar (Zydis fast-dissolving formulation of selegiline), a late-stage product in development also for treatment of Parkinson's disease. Both are discussed in more detail below.

Permax (pergolide mesylate) tablets

Permax has been approved for marketing in the US as an adjunctive treatment for Parkinson's disease, a neurological disease characterized by a deficiency of dopamine, a neurotransmitter, in the brain. Permax is one of a class of drugs known as dopamine agonists, which mimic the action of dopamine at certain receptor sites in the brain. Stimulating these receptor sites can reduce the symptoms of Parkinson's disease, such as tremor, rigidity and shuffling gait. Other competing pharmaceutical products, including dopamine agonists and products having different mechanisms of action, have also been approved for treatment of the symptoms of Parkinson's disease. Permax had US revenues of approximately US$40 million in fiscal 2001 of which the Company accounted for approximately US$30 million following the acquisition of the marketing and distribution rights for Permax on May 17, 2001.

Our agreement for Permax, as amended and restated on September 28, 2001, gives us the exclusive US marketing, distribution and purchase option rights to this product. These rights were obtained from Elan which holds an exclusive license from Lilly, the holder of the NDA for Permax, to market and distribute this product in the US.

Under this agreement, we were appointed exclusive US distributor for Permax for a one-year period ending May 16, 2002, with an option to acquire outright Elan's entire rights in the product as Lilly's exclusive US licensee. Upon exercise, the option would extend our marketing and distribution rights for the duration of Elan's original license agreement with Lilly, which continues through April 1, 2008. As a part of the amended and restated marketing and distribution arrangement, we have made payments of approximately US$47.5 million to Elan in consideration for the purchase option. We have also agreed to pay Elan royalties on sales, with approximately US$3.2 million of royalty payments having been made from May 17, 2001 through March 31, 2002. The acquisition of the Permax option was partially funded by a loan from an affiliate of Elan in the amount of US$45 million which is due in full, with accrued interest, on September 30, 2002. As set out in "Liquidity and Capital Resources" management intends to finance the exercise of the Permax option partially with internally generated funds as well as with outside financing.

On March 11, 2002, the Board of Directors of the Company approved the exercise of the Permax option, which will be consummated upon obtaining Lilly's consent to our acquisition of Elan's rights. In return, we will pay Elan ongoing royalties from our sales of Permax and additional fixed payments totalling US$37.5 million. Our first payment of US$7.5 million will be made to Elan upon Lilly's consent to the transfer of these rights and subsequent payments will be made in twelve successive quarterly installments of US$2.5 million each. Our agreement provides that if net sales of Permax in 2003 and 2004 exceed specified dollar amounts, we will be required to pay Elan a percentage of the amount by which net sales exceed such levels. Conversely, if net sales in 2003 and 2004 fall below the specified levels, we will be entitled to credit against future royalties payable to Elan a percentage of the amount by which net sales fall short of such levels.

Because the primary patent relating to the composition of Permax has expired, competitors have the right to seek FDA approval to manufacture generic versions of this product. The Company is aware of two manufacturers who have given Lilly notice of their intent to market a generic pergolide, said to be bioequivalent to Permax, and have filed Abbreviated New Drug Applications (ANDAs) for approval of such a product. In addition to the primary composition patent, Lilly holds two patents applicable to certain formulations of Permax which have been listed in the Orange Book, the FDA's listing of formulation and composition patents for NDA-approved products. Elan has initiated and we will join, upon consummation of our purchase option rights, a patent enforcement action against one of these manufacturers alleging infringement under Lilly's remaining unexpired patents covering the Permax formulation. The Hatch-Waxman Act provides an automatic stay of up to thirty months from the filing of such a lawsuit alleging infringement of Orange Book listed patents, unless it is resolved earlier than the expiration of that thirty-month period. The effect of the stay is to preclude the marketing by the defendant of the product which is the subject of the lawsuit, even if tentatively approved by the FDA. There can be no assurances that any such action will ultimately be successful. We are also reviewing other actions which might be appropriate to protect the Permax product and to ensure that all appropriate regulatory actions are taken in connection with the potential approval of any ANDA for a generic pergolide product.

While Permax has benefited from years of patient experience in the US, in recent years, competitors have obtained approval for two new entrants in the dopamine agonist class, which have reduced Permax's market share. In view of this increased competition, we have recruited a 24-person neurology sales force that has been deployed nationally to provide information and services to neurologists, focusing on the high prescriber base.

Zelapar (selegiline HCl orally dissolving tablets)

At the same time as we entered into our Permax transaction with Elan, we entered into an agreement with Elan giving us the option to acquire exclusive rights to promote, sell and distribute Zelapar in the US. Elan is the exclusive licensee for Zelapar in the US under a license agreement with Scherer.

Zelapar is a novel and proprietary formulation of selegiline which uses Scherer's patented Zydis technology to provide a fast-dissolving product for treatment of the symptoms of Parkinson's disease. Selegiline reduces dopamine deficiency in certain areas of the brain by inhibiting the activity of the MAO-B enzyme that breaks down dopamine. Selegiline is generally used as an adjunct to synthetic forms of dopamine such as levodopa. The Zydis formulation allows selegiline to be administered in flash-dissolving tablet form, which is dispersed in the mouth in less than 10 seconds and absorbed without swallowing.

The US rights to Zelapar are currently licensed to Elan by Scherer. In consideration of the granting of the option to acquire these rights, we paid a non-refundable option fee of US$100,000. Our option is exercisable at any time up to 30 days after FDA approval of the NDA for Zelapar. The exercise of the option would require us to make four milestone payments plus running royalties to Elan based on a percentage of net sales of Zelapar in the US for the first eight years following exercise. The first milestone of US$10 million would be payable upon the closing of the exercise of the option. The second and third milestones would be in the aggregate amount of US$27.5 million, and each is contingent on certain revenue levels being achieved. The final milestone of US$15 million would be payable eight years from exercise of the option for Zelapar, subject to certain extension rights. This final payment will be reduced by the amount of all royalty payments made by us to Elan in the intervening period. Elan will pay all research and development costs including those of filing an NDA with and obtaining approval of the NDA by the FDA. It is anticipated that the NDA for Zelapar will be accepted for filing by the FDA in the first half of 2002.

Our exercise of the purchase option could be subject to approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which we would pursue and have no reason to believe would not be approved.

Should we exercise the purchase option, our strategy would be to launch Zelapar upon FDA approval using existing clinical data that demonstrate significant improvement in the symptoms of Parkinson's disease. We believe that, in addition to other advantages, the convenience of the Zydis fast-dissolving tablet and oromucosal absorption make it a more convenient product for Parkinson's disease patients (many of whom have difficulty swallowing) than traditional capsules and tablets.

Zelapar is complementary to Permax and, if approved by the FDA and acquired by us, could allow us to leverage on the cost of establishing a specialist neurology sales organization and to continue to build upon our Parkinson's disease product sales base. However, there can be no assurance that any NDA filed for Zelapar will be approved by the FDA. We participate with but are reliant upon the efforts of Elan in obtaining FDA approval, as they have exclusive control over the application process. Additionally, even if an NDA is approved, the product may not gain acceptance in the marketplace or generate sufficient revenues to offset our acquisition and other ongoing costs.

Huntington's Disease

LAX-101

In November 2000 we entered into a license agreement giving Amarin the exclusive US rights to market and distribute LAX-101 within a defined field of use including Huntington's disease and other neurological conditions. LAX-101 is a proprietary compound being developed by Laxdale Limited primarily for the treatment of Huntington's disease. Laxdale is responsible for obtaining all regulatory approvals required for the use of this product in the US, and has agreed to source all raw materials needed for the manufacture of finished product. Upon the commercialization of LAX-101, we must meet and maintain specified levels of US product sales in order to retain our exclusive rights. The license fees to Laxdale consist of both up-front and contingent payments of cash and stock. The initial fee included a cash payment of US$1,000,000 and the issuance of 6,507,971 Ordinary Shares (equivalent to 650,797 ADSs), representing 5% of our fully diluted issued share capital at that time. Further stock issuances and royalty payments on future sales of LAX-101 are contingent on the achievement of specified milestones in accordance with the license agreement.

Following positive results in two separate Phase II studies for LAX-101, Laxdale began a Phase III pivotal double-blind placebo-controlled study in 2001 which has enrolled over 100 patients at four centers in the US, Canada and the UK. Full recruitment for the study was achieved in July, 2001 and patient treatment is currently scheduled to be completed in July, 2002. Assuming the results of the clinical trial demonstrate LAX-101 to be safe and effective in treating Huntington's disease, it is anticipated that an NDA will be submitted to the FDA in the first half of 2003.

LAX-101 has been granted orphan drug designation by the FDA. In the US, orphan drug status provides market exclusivity for the active molecule in the product for a period of seven years from the date the product is approved for marketing. However, orphan drug exclusivity does not bar competitors from developing other active molecules; and even the same molecule can be separately developed and approved within that seven-year period for the same indication if shown to be clinically superior, or under other circumstances. Orphan drug status does not confer patent rights upon the holder, nor does it provide an exemption from claims of infringement of patents which may be held by third parties. Laxdale is pursuing a patent strategy for LAX-101 which it believes will provide significant protection for the product. There can however, be no assurances that a competitive product will not be approved by the FDA, or that any patents granted will ultimately be upheld if challenged.

Pain Management

Moraxen™

In January, 2001, the Company obtained a license from CeNeS, for the exclusive US marketing rights to Moraxen™. Moraxen, a novel and proprietary suppository formulation of morphine using patented Hydrogel® technology, is currently approved and marketed in the UK and Ireland by Schwarz Pharma. Under the terms of the agreement, Amarin paid an up-front license fee and will pay a royalty on all future sales.

Moraxen is intended for the treatment of chronic moderate to severe pain. Its principal advantages over other forms of morphine include its rapid onset of action, 24-hour duration of effect and lower incidence of constipation than often experienced with other morphine formulations. Phase II studies have been completed for Moraxen. However, CeNeS has recently experienced financial difficulties which could result in Amarin absorbing certain costs of continued development. We are presently discussing the ongoing development program for Moraxen in light of the financial condition of CeNeS as well as the possible impact of recent findings, following a meeting in the first quarter of 2002, of an advisory group to the FDA in connection with the development of opioid pain products such as Moraxen. See "Risk Factors — Our ability to generate revenues under our in-licensing agreements depends in part upon the financial condition of our licensors."

Branded Products Portfolio

Throughout 2001, Amarin continued its efforts to re-establish the branded identity of its three principal branded products, the Phrenilin® line for headache, Bontril® for obesity, and Motofen® for diarrhea. These three products account for approximately 80% of the revenues generated by our branded products portfolio. We have entered into a Co-Promotion Agreement with TEAMM Pharmaceuticals pursuant to which they promote Motofen and Bontril by direct calls on physicians and by telemarketing and other cost-effective non-personal promotion techniques.

Phrenilin® Line

Phrenilin is indicated for the relief of the symptom complex of tension headache, which is caused by muscle contraction. Headache is one of the most prevalent conditions in the US. Other more severe forms of headache include migraine, chronic daily headache, cluster headache, and medication rebound headache. Headaches are for the most part under-recognized and therefore under-treated. The US market for all headache products including migraine is estimated to be in excess of US$1 billion. Phrenilin competes primarily against Esgic®, Fiorcet®, and Fiorinal®, as well as numerous over-the-counter headache remedies. We provide Phrenilin in three formulations: Phrenilin, Phrenilin Forte (a higher strength formulation) and Phrenilin CC (with caffeine and codeine). Phrenilin CC was successfully launched in December, 2001.

Bontril®

Bontril is indicated in the management of exogenous obesity, which is defined as general obesity not attributable to any disease or other specific cause. Bontril is generally used over a period of several weeks as a short-term adjunct in a weight reduction regimen based on caloric restrictions. The most recent National Health and Nutrition Examination Survey reports that obesity affects approximately 26% of the US adult population. The percentage of overweight and obese people in the US has increased dramatically in recent years and is expected to continue rising. The incidence of obesity is particularly pronounced in minority populations, especially among women, and is prevalent among low-income ethnic populations. The US market for obesity is estimated to be in excess of US$200 million. The two major drugs included in this category are Meridia®, produced by Knoll Pharmaceuticals Ltd., and Xenical®, produced by F. Hoffman – La Roche.

Motofen®

Motofen is indicated as an adjunctive therapy in the management of severe diarrhea and severe recurring or temporary diarrhea. Normal bowel frequency ranges from three times a week to three times a day. Factors that influence stool weight, consistency, and frequency include the fiber content of the diet, gender, ingested medications, and possibly exercise and stress. Diarrhea is formally defined as an increase in daily stool weight above 200g. Typically, the patient also may describe an abnormal increase in stool liquidity and frequency. Motofen competes primarily against Imodium®, produced by Janssen Pharmaceutica, and Lomotil®, produced by the Searle division of Pharmacia.

Amarin Development AB

Overview

The Company's oral product development work is performed by Amarin Development AB at its state of the art development facility in Malmö, Sweden.

Amarin develops its products both independently and in collaboration with established pharmaceutical and biotechnology companies worldwide.

Amarin's Core Drug Delivery Technologies

The Company owns nine distinct patented oral controlled-release and site-specific technologies. Amarin has internally developed six oral controlled-release drug delivery technologies, which regulate drug concentrations in the blood over extended periods of time by controlling the rate of release of active compounds into the body. These technologies have been utilized by the Company to develop a range of proprietary products. Four products using two of these technologies are currently being marketed. In addition, Amarin has acquired rights to three further proprietary oral drug delivery technologies for which it is seeking to develop products. The Company believes that no single technology is entirely appropriate to the requirements and characteristics of all drugs. The Company therefore has several oral technologies that can potentially be applied to a diverse range of drugs, including New Chemical Entities (NCEs) developed by other pharmaceutical companies. The Company continues to seek to refine, develop and acquire technologies with broader applications and improved performance with a view to obtaining further patent coverage.

Oral Controlled-Release and Site-Specific Tablet Technologies

The Company owns nine distinct patented oral controlled-release and site-specific technologies.

DCV™ Oral Controlled-Release Technology

The Company has developed three distinct patented systems based on the principle of diffusion of drug through a water insoluble membrane. These technologies are now marketed under the trade name Diffusion Controlled Vesicle or DCV,™ having previously been marketed under the trademark Multipor. The original DCV technology is used in tablet form for the controlled release of water soluble drugs. The second DCV patented system applies the DCV tablet principle to pellets, granules or minitablets, all of which are particularly useful for drugs having relatively low solubility.

The third DCV patented system permits the incorporation of one or two drug substances into the DCV coating, giving an immediate release (loading dose), followed by the controlled release of either the same or another drug from the tablet core. The DCV system has been successfully used in marketed products including the Company's leading oral controlled-release product, its twice-daily diltiazem tablet and in the development more recently of the Company's once daily morphine formulation in Japan.

Galacto-Mannan Matrix (Gamma™) Technologies

On March 21, 2001 Amarin strengthened its controlled-release and site-specific technology portfolio with the acquisition of three non-synthetic polymer matrix oral technologies. Referred to as the GAMMA™ technologies, they are based on naturally occurring galacto-mannan polymer derived from the Guar plant. Each of the three matrices has specific applications. The GAMMA Extended Release Matrix (ERM) can be made into tablets and granules for the controlled release of drugs. The Colon Specific Matrix (COSM ) is a site-specific technology designed to delay the onset of release until the drug delivery system reaches the ascending colon. Finally, the Gastro Protective Matrix (GAP) is designed to potentially help reduce mucosal irritation associated with certain drugs such as non-steroidal anti-inflammatory drugs (NSAIDs). Each of these technologies require further development prior to final application towards projects.

After further assessment of the data relating to GAMMA technologies, Amarin decided to prioritize resources towards other technology development projects and to progress these technologies only if and when a suitable partner and/or project is identified.

Triglas® Oral Controlled-Release Technologies

The Company has developed two distinct patented Triglas® technologies to accommodate nifedipine and potentially other drugs that display poor solubility characteristics.

The original or "first generation" Triglas oral controlled-release system incorporates the drug into a solid single matrix, which allows for enhanced solubility to help ensure uniform absorption.

This technology has now been superseded by the "second generation" Triglas oral controlled-release system. This uses a polymer-based matrix which tailors the rate of drug release, thereby controlling absorption characteristics. No further development is anticipated to take place with regard to this technology, which has only been used in a limited number of products.

Rhotard® Oral Controlled-Release Technology

The Company's double-matrix Rhotard® technology involves two granulation stages during the tablet manufacturing process, which creates tablet products that control the rate at which active ingredient is released. This extends the period of time over which the drug is made available for absorption by the body. The Rhotard technology is currently used in one product and no further development is anticipated for this system.

Principal Oral Controlled-Release Products

The Company's first oral controlled-release product was approved in 1988. As at March 31, 2002, the Company has independently developed, or is in the process of developing, 6 key pharmaceutical products incorporating its oral controlled-release technologies. Of these, 4 products have received regulatory approval in at least one country and are currently being marketed. The remaining products that are either (i) currently not being marketed; or (ii) are in various stages of development. The following tables set out the Company's primary oral controlled-release products by category.

Oral Controlled-Release Products for Cardiovascular Disease

The Company has developed or is developing the following key products for the treatment of cardiovascular disease:

PRODUCT	TECHNOLOGY	DEVELOPMENT/ APPROVAL STATUS	LICENSING STATUS
Twice daily diltiazem tablet	DCV	Regulatory approval received in 33 countries	Licensed worldwide (except the US). Marketed in 31 countries
Once daily diltiazem capsule (intended to be AB-rated to Cardizem CD)	DCV	Completion of Abbreviated New Drug Application for US is contingent on finding licensee	Unlicensed
Once daily diltiazem tablet	DCV	Regulatory approval received in six countries	Licensed in 7 countries (other than the US). Marketed in five countries.
Once-daily undisclosed tablet	DCV	Phase I	Licensed exclusively in Japan and South East Asia. Non-exclusive elsewhere.

The Company has developed or is developing the following products for the treatment of moderate to-severe pain:

PRODUCT	TECHNOLOGY	DEVELOPMENT/ APPROVAL STATUS	LICENSING STATUS
Morphine twice daily tablet	Rhotard	Regulatory approval received in 31 countries.	Licensed worldwide (except US). Marketed in 15 countries.

Morphine once daily tablet	DCV	Pre-submission in Japan.	Licensed in Japan and available for license in US and Europe.

Other Products under Development Pursuant to Multi-Product Agreements

The Company is developing an undisclosed number of products under separate multi-product licensing and development agreements. An agreement was signed in August 1994 with Schein Pharmaceutical, Inc. ("Schein"), which has since been merged into Watson Pharmaceuticals, Inc. ("Watson"). Since the commencement of this agreement, products have been developed in several therapeutic areas including endocrine and metabolic disease, and central nervous system disorders. However, Schein elected not to commercialize certain of these products, and the parties have now renegotiated the terms of this agreement. As a result of such renegotiation the Company is continuing the development of one product and the Company and Watson are evaluating potential replacement development projects.

A multi-product license and development agreement was entered into with Elan in August 1995. This agreement provides for the development of certain categories of nominated products utilizing Amarin's DCV oral controlled release technology. However, no products are currently under development pursuant to this agreement.

Products under Development on a Contract Research Basis

In addition to developing products based on its proprietary oral controlled-release technologies, Amarin also assists third parties in developing controlled-release and immediate-release products using non-proprietary technology. Such projects are undertaken on a fee for service basis whereby the Company receives an hourly fee and, in some cases, is reimbursed for specific project-related costs, but is not entitled to any royalty payments once the product is commercialized.

Amarin's development collaboration with a Finnish drug discovery company, Hormos Medical Ltd, was extended in September 2001, such that Amarin is now undertaking work associated with the development of two immediate-release formulations of undisclosed NCEs.

Amarin continues to work with a Swiss-based company, Microdrug AG, to assist with the development of a novel technology for pulmonary drug delivery. Amarin Development AB is acting as Microdrug's primary pharmaceutical resource providing support in many aspects of the project including stability, analytical, technical and clinical supply. Amarin will also provide Microdrug the appropriate GMP pilot manufacturing facilities necessary for the various stages of future development that are expected to take place.

On February 11, 2002, Amarin signed a development agreement with Danish biopharmaceutical company, Neurosearch A/S, for the development to clinical Phase III of an immediate release formulation of an undisclosed NCE.

Internal Development

With the establishment of its sales and marketing operations in the US, Amarin intends to pursue an internal development strategy to identify and develop a broad pipeline of "improved outcome" formulations. Amarin will seek to identify off-patent products that could potentially be improved through the use of new delivery technologies. Once suitable products are identified, it is Amarin's intent to develop new products by incorporating its proprietary oral drug delivery technologies into existing compounds. If approved, such new products could be marketed and sold by Amarin and/or out-licensed to partners worldwide. However, Amarin has not begun to seek potential improved outcome products, and there is no assurance that Amarin will be successful in identifying suitable products, obtaining approval for new delivery technologies that may be developed for such products, or otherwise implementing this strategy.

License Agreements

Following the disposal of the UK transdermal business the majority of our remaining out-licensing agreements relate to the Company's controlled oral release technologies. The principal disclosed licensing partners are as follows:

    Nycomed
    Pharmacia Corporation
    Watson (formerly Schein)
    Sanofi-Synthelabo
    Tanabe
    Sigma Tau

The Company's license agreements generally grant the licensee the right to manufacture, use and sell a product within a specified territory and the right to grant sub-licenses to other parties to do the same.

New Oral Technology Advances

Amarin intends to continue its strategy of enhancing its established technology portfolio in order to further broaden the range and type of molecules that Amarin can potentially deliver for its clients. This expansion is taking place through either acquisition and in-house development of new platform technologies and/or establishing strategic collaborations with other technology companies.

Further developments continue to be made with the DCV System to enhance its applicability to an even wider selection of molecules. The first such development was DCV "Food Protection" – a coating system that minimizes or eliminates the potential of certain negative food effects. Patent applications have been made in Europe and Japan. The Company's development of an aqueous DCV technology for soluble drugs has progressed to its final phase. Patent Cooperation Treaty (PCT) and US patent applications have been submitted. Given the aqueous nature of the system it is anticipated that the technology will be attractive to the US market, as the manufacturing process will present fewer environmental issues than solvent based systems.

A patent application was made in February 2002 for DCV–Nano, a recent ongoing development allowing for the delivery of nano-particles through a membrane, which aims to expand the applicable range of the DCV System to all bioavailable drugs. Later in 2002, we plan to file a patent application for DCV ZOES, a second new development for the zero order delivery of extremely soluble drugs, designed to ensure a predictable rate of release for such compounds. For drugs with low solubility Amarin has developed a new matrix system referred to as ZOEM (Zero Order Eroding Matrix). Patent applications for this system were made both in Sweden and the US in late 2000 and early 2001, respectively.

On February 5, 2002, Amarin entered into a strategic technology collaboration with NanoCarrier Co. Ltd. of Japan. This collaboration will focus on combining Amarin's DCV-Nano delivery mechanism with NanoCarrier's polymeric molecule technology to develop a novel system for the delivery of insoluble drug substances. In the first instance the Company will carry out a proof of concept study.

Government Regulation

The Company's product development activities are subject to extensive regulation by various government authorities, including the FDA and comparable regulatory authorities in other countries, which regulate the design, development, testing, manufacturing and marketing of pharmaceutical products and devices. Generally, before a new drug can be sold, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific to each regulatory authority and submitted for review. The data is generated in two distinct development stages: pre-clinical and clinical. For new chemical entities, the pre-clinical development stage involves synthesizing the active component, developing the formulation and determining the manufacturing process, as well as carrying out toxicology, pharmacology and drug metabolism studies which support subsequent clinical testing. For established molecules this stage can be limited to formulation and manufacturing process development and in vitro studies to support subsequent clinical evaluation.

The clinical stage of development can be divided into phase I, phase II and phase III clinical trials. In phase I, a small number of healthy human volunteers are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these studies is to assess the pharmacokinetic profile, tolerability and safety of the drug. Large volunteer studies are also undertaken to define the pharmacokinetic performance (the way in which the body deals with the compound from absorption, to distribution in tissues, to elimination) as an integral part of the pivotal regulatory program. Phase II trials involve the first studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further pharmacodynamic information is collected. Phase III trials involve large numbers of patients from a number of different sites, which may be in one country or in several different countries or continents. Such trials provide information on the safety as well as the efficacy of a new product and include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

In the US, FDA approval of an NDA must be obtained before marketing a developed product. The NDA must contain proof of safety, purity, potency and efficacy, which entails extensive preclinical and clinical testing. Before any clinical testing, including tests on human volunteers, can take place in the US, a company must submit an IND (Investigational New Drug) application. A thirty day waiting period after the filing of each IND application is required by the FDA prior to the commencement of initial (Phase I) clinical testing in healthy subjects. If the FDA has not commented on or questioned the IND application within such thirty day period, initial clinical studies may begin. The FDA appears to be imposing clinical holds with increasing frequency over the past few years. The amount of data that must be supplied in the IND application depends on the phase of the study, earlier investigations such as Phase I studies requiring less data than the larger and longer-term studies in Phase III. A clinical plan must be submitted to the FDA prior to commencement of a clinical trial and the FDA may order the temporary or permanent discontinuation of the trial at any time if evidence of safety problems arise. Regular reporting of progress is required in annual reports submitted during the clinical testing phase and any adverse effects reported to the Company must be notified to the authority. During the testing procedure, meetings can be held with the FDA to discuss progress and future requirements for the NDA.

Although the type of testing and studies required by the FDA do not differ significantly from those of other countries, the amount of detail required by the FDA can be more extensive. In addition, it is likely the FDA will re-analyze the clinical data, which could result in extensive discussions between the applicant and the licensing authority during the review process. The processing of the applications by the FDA is extensive and time consuming and may take several years to complete. There is no assurance that the FDA will act favorably or quickly in making such reviews and significant difficulties or costs may be encountered by an applicant in its efforts to obtain FDA approvals. The FDA may also require post-marketing testing and surveillance to monitor the effects of approved products or they may place conditions on approvals that could restrict the commercial application of products. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing.

The manufacturers of Amarin's products are also subject to intense regulatory controls, including the requirement to comply with current Good Manufacturing Practices ("cGMP's") and regulations promulgated by the FDA, the Drug Enforcement Administration, and the Consumer Product Safety Commission. Pharmaceutical products are also regulated by numerous state agencies with the intent to assure the safety and efficacy of products that are sold. State laws regulate the manufacture, storage, shipping and sale of product and product samples. The FDA, Federal Trade Commission, and state authorities also regulate the advertising, sampling and promotion of pharmaceutical products. An enforcement action resulting from non-compliance with any governmental regulations could have a material adverse effect on our business.

The Company knows of no material violations by the Company or any of its contractors of these regulations as of the date of this annual report.

The Company believes that it and its vendors have the proper FDA approvals for drugs being distributed. The failure to comply with regulatory requirements subjects firms to possible legal or regulatory action, such as suspension of distribution, seizure of product or the voluntary recall of a product. The federal government has extensive enforcement powers over pharmaceutical companies, including the authority to withdraw approvals, institute operations to seize or prohibit the distribution of non-complying product, to impose injunctions, voluntary recalls, and civil monetary and criminal penalties. Prohibitions or restrictions on sales or withdrawal of products marketed by us could materially affect the Company's business in an adverse way.

Modifications or enhancements to the products or changes of site of manufacture are often subject to the approval of the FDA, which may or may not be received or may result in a lengthy review process. The Company's contract manufacturers are subject to inspections at any time that could interrupt the manufacturing operation if any facilities are found to be operating in an unsatisfactory manner.

The distribution of pharmaceutical products is subject to the Prescription Drug Marketing Act ("PDMA") as a part of the Food, Drug and Cosmetics Act. Under the PDMA and its implemented regulations, states are permitted to require registration of distributors who provide products within their state despite having no place of business within the state. The PDMA also imposes extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products and other drug diversions.

Changes in regulations or statutes or the interpretation of existing regulations could impact the Company's business in the future. Changes could, for example, require changes to the manufacturing activities, additions or modifications to product labeling, the recall or discontinuation of products, or additional record-keeping. If any such changes were to be imposed, they could adversely affect the operation of the Company's business.

Some of the Company's pharmaceutical products are sold over-the-counter ("OTC"). These products are subject to FDA regulations known as OTC monographs, which specify allowed active ingredients and labeling wording. These monographs are subject to revision and changes in these monographs could impact the Company's marketing efforts or render its products unlawful for commercial sale, cause their removal from the marketplace or the spending of substantial funds for reformulation activities.

Manufacturing and Supply

The Company does not currently have a US manufacturing facility and, accordingly, it is dependent upon maintaining existing relationships with contract manufacturers and other vendors, or establishing new vendors, to supply inventory for its US sales and marketing business. There is no assurance that if any existing relationships were to terminate the Company would be able to replace its current vendors without disruption to operations.

The Company and, in turn, its vendors often rely on third parties to supply the raw materials needed to manufacture its products. In most cases the Company's contract manufacturers are responsible for obtaining raw materials, although the Company has assumed responsibility for sourcing difenoxin, a critical component of Motofen. The Company and its manufacturers use approximately ten to fifteen suppliers worldwide to meet raw materials requirements. The Company currently relies on a single source of supply for some of its products. In the case of Permax, our primary current marketed product, we are reliant upon Elan's exclusive supply arrangement with Lilly, as sole supplier, which manufactures Permax for us as well as for its other markets outside the US. Through our distribution and marketing agreement we have undertaken direct sourcing of product from Lilly and have established effective communication and ordering procedures. That arrangement will continue upon our consummation of acquiring Elan's rights in Permax, as described above. There can be no assurance, however, that all of our Permax orders will be fulfilled in a timely fashion by Lilly.

While we take prudent steps to maintain safety stocks of inventory, a product shortage or interruption could have a material impact on our revenues. In many cases we have identified and qualified an alternate or back-up supplier of product.

The manufacturing processes and operations of manufacturing facilities for pharmaceutical products are subject to rigorous regulation, including the need to comply with regulations promulgated by the FDA and cGMPs. All pharmaceutical products are subject to rigorous regulation by the FDA and state authorities (as well as comparable agencies in foreign countries), primarily under the Federal Food Drug and Cosmetic Act and the regulations promulgated thereunder (along with comparable state laws). These laws regulate the manufacture, shipping, storage, sale and use of pharmaceutical products and product samples, including the cGMPs and Standard Operating Procedures. The FDA, Federal Trade Commission and state authorities also regulate the advertising of prescription and over-the-counter products. The Company has not been made aware of any violation of any such applicable regulatory standards existing through the date of this annual report.

Certain of the Company's currently marketed oral controlled-release products are manufactured and supplied to its licensees by the Company's two contract manufacturers, one of which is located in the UK and one in Sweden. Production transfer to licensees has been made to companies in France, Italy, Denmark, Republic of Ireland, South Korea, India and China. Ongoing transfer projects include companies in the US and Japan.

The Company has concentrated pilot manufacturing of oral drugs at Amarin Development AB's GMP facilities in Malmö, Sweden. The facility in Malmö is fully approved for the pilot scale manufacture of products suitable for clinical usage. The cGMP pilot manufacturing facility (4,090 sq ft) is utilized for formulation and development activities associated with Amarin's external and internal projects together with contract manufacture of clinical supplies for third party companies.

Full-scale production is available through an arrangement with QPharma AB in Malmö, which we believe will be able to supply capacity for the production of oral formulations for the foreseeable future.

The Company obtains supply of its primary marketed product, Permax, from Lilly as the manufacturer. Elan has and, upon consummation of our purchase option rights, will transfer to Amarin, a supply contract by which Lilly is obligated to supply its licensee's requirements of Permax at stated prices. Through our distribution and marketing agreement we have undertaken direct sourcing of product through Lilly and have established effective communication and ordering procedures. There can be no assurance, however, that all of our Permax orders will be timely fulfilled by Lilly. While we take prudent steps to maintain safety stocks of inventory, a product shortage or interruption could have a material impact on our revenues.

Patents and Proprietary Technology

The Company firmly believes that patent protection of its technologies, processes and products is important to its future operations. The success of the Company's products may depend, in part, upon the Company's ability to obtain strong patent protection. To date, patents covering a number of the Company's products and processes have been granted in various countries in favor of the Company or its licensors. There can be no assurance, however, that these patents, or any additional patents, will prevent other companies from developing similar or functionally equivalent dosage forms of products. Furthermore, there can be no assurance that (i) any additional patents will be issued in any or all appropriate jurisdictions, (ii) the Company's existing patents will not be successfully challenged in the future, (iii) the Company's technologies, processes or products do not infringe upon the patents of third parties, or (iv) the scope and validity of the Company's patents will prevent third parties from developing similar products. When deemed appropriate, the Company intends to vigorously enforce its patent protection and intellectual property rights.

The Company's strategy is to file patent applications where appropriate to protect and preserve its proprietary technology and inventions considered significant to its business. The Company also relies upon trade secrets and know-how to retain its competitive position. Patent applications are made by the Company either on a country-by-country basis or by using the European or international Patent Cooperation Treaty systems. The existence of a patent in a country may provide competitive advantages to the Company when seeking licensees in that country. In addition, patents are important to the Company since, under a number of the Company's license agreements with third parties, failure to obtain or maintain patents will reduce the royalty rate to which the Company is entitled. In general, patents granted in most European countries have a twenty year term, although in certain circumstances the term can be extended by supplementary protection certificates. The Company is dependent in some cases upon its third party licensors to pursue filing, prosecution and maintenance of patent rights or applications owned or controlled by those parties. While the Company will be actively involved, we may not control the actual filing, prosecution or maintenance of patent rights or applications by these licensors. As of March 31, 2002 the Company maintained 144 patents and had 19 additional patent applications pending.

The Company holds patents for each of its primary oral controlled-release delivery technologies. The Company has developed three distinct patented systems under the Multipor trademark, now marketed under the trade name DCV. Patents have been granted for the original DCV tablet technology in 28 countries worldwide including the US. Patents have been granted for the DCV pellet technology in 29 countries including the US, and an application is pending in one additional country. Patents have been granted and maintained for the DCV biphasic tablet in 25 countries including the US. The Company's once daily morphine DCV formulation has been granted patent protection in 26 countries worldwide, and applications in 4 countries are currently pending.

Patents have been granted for the Company's double-matrix Rhotard technology in 22 countries including the US, and an application is pending in one additional country.

A number of patents have been granted for Amarin's first generation Triglas technology. These are being allowed to lapse as the technology has been superceded by the Company's second generation Triglas technology, for which patents have been granted and maintained in 3 countries including the US. Patent applications are pending in 2 additional countries.

Amarin's Gamma technologies have been granted 7 patents in 2 countries including the US, with 4 applications pending in a further 2 countries, including Europe.

It is possible that third parties will obtain patents or other proprietary rights that might be necessary or useful to the Company. In cases where third parties are first to invent a particular product or technology, it is possible that those parties will obtain patents that will be sufficiently broad so as to prevent the Company from utilizing such technology. In addition, the Company uses unpatented proprietary technology. There can be no assurance that others will not develop similar technology.

Competition

In its US sales and marketing business, the Company competes with other pharmaceutical companies for product and product line acquisitions, and more broadly for the distribution and marketing of pharmaceutical and consumer products. These competitors include companies which also seek to acquire branded pharmaceutical products and product lines from other pharmaceutical companies. Most of the Company's competitors possess substantially greater financial, technical, marketing and other resources. In addition, the Company competes for supplier manufacturing capacity with other companies, including those whose products are competitive with the Company's. Additionally, since the Company's products are generally established and commonly sold, they are subject to competition from products with similar qualities. The Company's pharmaceutical products may be subject to competition from alternate therapies during the period of patent protection, if applicable, and thereafter from generic equivalents. The manufacturers of generic products typically do not bear the related research and development costs or the invested capital in acquired brands and consequently are able to offer such products at considerably lower price. There are, however, a number of factors that enable products to remain profitable once patent protection has ceased. These include the establishment of a strong brand image with the prescriber or the consumer, supported by the development of a broader range of alternative formulations than the manufacturers of generic products typically supply.

The drug delivery, pharmaceutical and biotechnology industries are highly competitive and rapidly evolving, with significant developments expected to continue at a rapid pace. The success of the Company's oral drug delivery business will depend upon maintaining a competitive position and developing products and technologies for efficient and cost-effective drug delivery. Amarin's drug delivery competition comes from three main sources: traditional formulations of established drugs and NCEs; other drug delivery technologies, including injectable or implantable drug delivery systems, electrotransport systems, oral transmucosal systems, topical and inhalation systems; and other controlled release products both on the market and under development.

Further details of the Company's principal competitors are set forth under "Risk Factors – Our products may not be able to compete effectively against those of our competitors."

Employees

The average number of employees employed by the Company during the past three financial years are detailed below:

Employment activity	12/31/2001	12/31/2000	12/31/1999

Marketing and Administration	30	16	22
Clinical and Regulation	7	6	9
Research and Development	29	27	53
Computing	2	2	2
Laboratory	16	14	24

Total	84	65	110

The average number of employees by geographical region for the financial year ended December 31, 2001 is set forth below:

Country	Number of Employees

UK	5
Sweden	43
US	22
South America	14

Total	84

Property, Plant and Equipment

The following table lists the location, use and ownership interest of Amarin's principal properties as of March 31, 2002:

Location	Use	Ownership	Size (sq.ft.)
Ely, Cambridgeshire, England Ground Floor First Floor	Vacant Offices	Leased Leased and sub-let	7,135 2,800

Godmanchester, Cambridgeshire, England	Offices	Leased and sub-let	7,000

Warren, New Jersey, US	Offices	Leased	5,521

Malmö, Sweden	Offices, laboratory and manufacturing	Leased	44,000

Mill Valley, California, US	Offices	Leased	5,850

London, UK	Offices	Leased	2,830

The premises in Ely, Cambridgeshire were vacated in July 2001 and the Company is seeking to assign or sub-let the lease for this space.

The Company signed a lease covering 2,830 square feet of office space located at 7 Curzon Street, London, Mayfair, W1J 5HG, England, to serve as its corporate home office, and all UK personnel will, in principle, be based at these premises. This lease expires in March 2010. The Company also has an agreement in principle to take additional space at its Mill Valley premises, approximately 3,735 additional square feet, for occupancy no earlier than the third quarter of 2002.

The Company believes that its facilities and equipment are sufficient to meet its current and immediate future requirements.

The Company has no manufacturing capacity at any of the above properties except for a pilot scale up manufacturing plant in Malmö, Sweden. This plant is used for development purposes only and does not manufacture product for commercialization. This facility is utilised at a rate of approximately 50% of capacity on an annual basis.

Capital expenditure on tangible fixed assets was £1,027,000 for the year ended December 31, 2001, £457,000 for the year ended December 31, 2000 and £224,000 for the period ended December 31, 1999.

FINANCIAL REVIEW

Selected Consolidated Financial Data

The selected consolidated statement of operations data presented below are for each of the fiscal years ended August 31, 1997 and 1998, the four months ended December 31, 1997 and 1998, and the fiscal years ended December 31, 1998, 1999, 2000 and 2001. The consolidated balance sheet data at December 31, 1998, December 31, 1999, December 31, 2000 and December 31, 2001, and the consolidated statement of operations data for the years then ended, are derived from the Consolidated Financial Statements included elsewhere in this annual report, which have been audited by PricewaterhouseCoopers, independent auditors and chartered accountants.

The consolidated statement of operations data for the four months ended December 31, 1997 and December 31, 1998, and the consolidated balance sheet data as at December 31, 1997 have not been audited, but have been presented below in order to facilitate comparisons of data during the transition in 1998 from an August 31 fiscal year end to December 31.

The Company prepares its Consolidated Financial Statements in accordance with UK GAAP, which differs in certain significant aspects from US GAAP. These differences have a material effect on net income/(loss) and the composition of shareholders' equity. A detailed analysis of these differences can be found in Note 27 to the Consolidated Financial Statements included elsewhere in this annual report.

The Consolidated Financial Statements for the fiscal year ended December 31, 2000 have been restated to adjust shareholders' equity for the year then ended by reversing the accrued preferred dividend liability in US shareholders' equity. The Company has also restated net income under UK GAAP for 2000 to exclude the preferred dividend expense. The selected consolidated financial data set forth below reflect these adjustments, as does Note 27 to the Consolidated Financial Statements for the year ended December 31, 2001, included elsewhere in this annual report.

(In thousands, except for per share and other data)

	Fiscal year ended August 31	Fiscal year ended August 31	4 months ended December 31	4 months ended December 31	Fiscal years ended December 31
	1997 £'000	1998 £'000	1997 £'000	1998 £'000	1998 £'000	1999 £'000	2000 £'000	2001 £'000
Amounts in accordance with UK GAAP

Licensing and development fees	2,748	1,003	338	0	665	103	817	1,472
Product Sales	2,474	2,766	702	970	3,216	3,329	8,166	33,792
Royalties	2,249	2,071	612	594	1,871	1,481	1,467	1,559
Services	89	133	0	0	133	80	76	104

Total Revenues	7,560	5,973	1,652	1,564	5,885	4,993	10,526	36,927
Operating expenses	12,213	12,169	3,370	2,253	11,052	9,407	12,295	40,414

Operating income/(loss)	(4,653)	(6,196)	(1,718)	(689)	(5,167)	(4,414)	(1,769)	(3,487)
Income/(loss) from continuing operations	(6,962)	(9,595)	(1,826)	(968)	(8,737)	(5,405)	(1,647)	(3,519)
Income/(loss) from discontinued operations	2,232	(7,605)	(874)	(188)	(6,919)	8,110	3,347	300

Net income/(loss)	(4,730)	(17,200)	(2,700)	(1,156)	(15,656)	2,705	1,700	(3,269)
Income/(loss) from continuing operations per Ordinary Share (basic)	(0.47)	(0.64)	(0.12)	(0.07)	(0.59)	(0.36)	(0.04)	(0.05)
Net income/(loss) per Ordinary Share (basic)	(0.32)	(1.15)	(0.18)	(0.08)	(1.05)	0.18	0.04	(0.05)

Amounts in accordance with US GAAP

Operating income/(loss)	(4,762)	(6,577)	(1,574)	(709)	(5,532)	(4,403)	(1,003)	(2,225)
Net income/(loss)	(4,839)	(17,581)	(2,736)	(1,176)	(16,021)	2,516	(3,241)	(3,725)
Net income/(loss) per Ordinary Share (basic)	(0.33)	(1.18)	(0.18)	(0.08)	(1.07)	0.17	(0.08)	(0.05)
Net income per ordinary share (assuming dilution)	—	—	—	—	—	0.14	—	—

Weighted average shares per share amounts (basic)	14,291	14,931	14,910	14,972	14,953	15,014	39,531	71,247

Weighted average shares (assuming dilution)	14,291	14,931	14,910	14,972	14,953	17,544	86,089	120,353

Consolidated Balance Sheet Data

Amounts in accordance with UK GAAP

Working capital	(511)	(12,775)	(2,500)	(3,373)	(3,373)	(4,942)	13,386	(8,324)
Total assets	24,791	9,826	18,485	10,612	10,612	20,889	35,502	62,486
Long term obligations	1,485	1,321	1,654	11,569	11,569	939	8,619	5,212
Total shareholders' equity/(deficit)	9,063	(8,038)	6,418	(9,191)	(9,191)	7,539	20,846	20,372

Amounts in accordance with US GAAP

Working capital	(511)	(12,775)	(2,500)	(3,373)	(3,373)	(4,942)	13,386	(8,324)
Total assets	31,604	10,148	20,171	10,843	10,843	20,889	28,642	59,034
Long term obligations	1,485	1,321	1,654	11,569	11,569	939	6,458	4,519
Total shareholders' equity/(deficit)	15,876	(7,716)	8,104	(8,960)	(8,960)	7,539	17,384	17,589

Exchange Rates

The rate of exchange between pounds sterling and the US dollar is determined by supply and demand in the foreign exchange markets, which are affected by numerous factors. Fluctuations in the exchange rate between the US dollar and the pound sterling may affect any earnings or losses reported by the Company and the book value of shareholders' equity of the Company as expressed in US dollars and pounds sterling, and consequently may affect the market price for the American Depositary Shares ("ADSs" or "American Depositary Shares").

The following table sets forth, for the periods indicated, certain information concerning the Noon Buying Rate announced by the Federal Reserve Bank of New York for pounds sterling expressed in US dollars per pound sterling.

Fiscal Period

	Average (1)	High	Low
12 months ended December 31, 1997	1.6369	N/A	N/A
12 months ended December 31, 1998	1.6550	N/A	N/A
4 months ended December 31, 1998	1.6556	N/A	N/A
12 months ended December 31, 1999	1.6010	N/A	N/A
12 months ended December 31, 2000	1.5170	N/A	N/A
12 months ended December 31, 2001	1.4543	N/A	N/A
October 2001	N/A	1.4795	1.4214
November 2001	N/A	1.4650	1.4095
December 2001	N/A	1.4588	1.4164
January 2002	N/A	1.4482	1.4074
February 2002	N/A	1.4322	1.4085
March 2002	N/A	1.4287	1.4146
April 2002	N/A	1.4592	1.4310

(1)	Represents the average of the Noon Buying Rates on the last day of each month during the relevant period.

US Dollar Presentation

The Company publishes its consolidated financial statements in sterling. In this annual report, references to "sterling" or "£" are to UK currency and references to "US dollars" or "US$" are to US currency. Solely for informational purposes, this annual report contains translations of certain sterling amounts in, to or from US dollars at a specified rate. These translations should not be construed as representations that the sterling amounts actually represent the US dollar amounts indicated or could be converted into or from US dollars at the rate indicated. Unless otherwise stated herein, the translations of sterling into and from US dollars have been made at £1.00 to US$1.4554, the closing midpoint rate on December 31, 2001 as quoted in the UK Financial Times. The Noon Buying Rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at December 31, 2001 was £1.00 to US$1.4543. The Company does not believe this difference to be material. The Noon Buying Rate on May 6, 2002 was £1.00 to US$1.4676.

Operating Results

The following discussion of operating results should be read in conjunction with the selected financial information of Amarin and the Consolidated Financial Statements and notes thereto included elsewhere in this annual report.

Comparison of Fiscal Years ended December 31, 2001 and December 31, 2000

Overview. On May 17, 2001 the Company entered into an agreement, which was amended and restated on September 28, 2001, for the exclusive US marketing, distribution and purchase option rights to Permax. These rights were obtained from Elan, a related party. Elan holds an exclusive license from Lilly, the holder of the NDA for Permax, to market and distribute this product in the US.

Under this agreement, we have been appointed exclusive US distributor for Permax, with an option to acquire outright Elan's other rights in the product, exercisable on or before May 16, 2002. Our distribution arrangement extends until the exercise or expiration of the option. Pursuant to the distribution agreement, we have made payments of approximately US$47.5 million to Elan in consideration for the purchase option. We have also agreed to pay Elan royalties on sales, with approximately US$3.2 million of royalty payments having been made from May 17, 2001 through March 31, 2002. The Company received a loan from an affiliate of Elan in the amount of US$45 million as part of this transaction. On March 11, 2002, the Board of Directors of the Company approved the exercise of the Permax option, which will be consummated upon obtaining Lilly's consent to our acquisition of Elan's rights. In return, we will pay Elan ongoing royalties from our sales of Permax and additional fixed payments totaling US$37.5 million.

Revenue. Revenues for the continuing business for fiscal 2001 were £36.9 million, an increase of £26.4 million from 2000. Royalty and product sales increased £25.7 million, due to the inclusion of 7 months Permax revenues, for which a marketing, distribution and purchase option was entered into on May 17, 2001. For 2001, the Company accounted for £18.6 million of Permax revenues, and sales from the branded product portfolio performed well with revenues of £11.6 million for 2001, compared to £6.8 million in 2000. This increase was driven by strong growth in Bontril and Phrenilin sales as well as the launch of Phrenilin Caffeine and Codeine in fourth quarter of 2001. Overall the increase in revenues from the branded products portfolio was attributable both to greater volumes being shipped and to price increases during 2001. Royalty revenues were £1.6 million for fiscal year 2001 (2000: £1.5 million). Licensing and development fees were £1.5 million for the year compared to £0.8 million in 2000. Increases in licensing and development fees were entirely due to new fees for service contracts which were performed by our development company in Malmö. The principal contracts completed in 2001 were with Hormos Medical Ltd. and Microdrug AG.

The gross margin for 2001 decreased to 60% compared to 70% for 2000. This decrease was largely due to the introduction in 2001 of Permax sales which had a margin of 55% and made up 50% of continuing revenues. The branded product portfolio made up 31% of total continuing revenues in 2001 and had a combined average gross margin of 72% (2000: 70%). Permax has a lower margin compared to our branded product portfolio margins due to Permax having a comparatively higher cost of goods, which costs are determined under a contractual arrangement for the manufacture of Permax with Lilly, the NDA holder.

Operating Expenses. Total operating expenses for the continuing business increased by 180% (£16.6 million) to £25.8 million. Included in selling, general and administrative expenses was an amortization charge of £12.5 million relating to the sales and marketing portion of the Permax intangible. In 2001, £32.6 million was paid towards acquiring rights in Permax, which amount was split into two distinct portions at December 31, 2001 based on their respective fair values:

             -   an initial sales and marketing right

             -   an exclusive option to acquire continuing sales and marketing rights.

The initial sales and marketing right gives the Company the exclusive right to market, sell and distribute Permax from May 17, 2001 to May 16, 2002. The exclusive option to acquire continuing rights in Permax expires on May 16, 2002 and is exercisable at any time prior to that date. On March 11, 2002, the Board of Directors of the Company authorized the exercise of the option, which will be consummated upon Lilly's consent to the transfer of such rights. The amortization charge at December 31, 2001 relates to 7 months amortisation of the initial sales and marketing right. Excluding this charge total operating expenses increased by 45% (£4.1 million). This increase was largely due to the establishment of a sales and marketing office in Mill Valley, California and the recruitment of a 24 person sales force. This sales force actively markets Permax.

Research and development expenditure decreased 16% in 2001 to £2.8 million. This was largely driven by the continued focus on fee for service contracts at the Company's development facility in Malmö, Sweden.

Interest Income and Interest Expense. Interest income of £0.5 million was entirely earned from cash balances held on deposit. Interest expense of £0.3 million was accrued on the US$45 million loan from Elan, which is explained in more detail in "Liquidity and Capital Resources."

Discontinued Operations. The profit on discontinued operations (£1.2 million) relates to royalties, manufacturing income and costs from transdermal contracts that were not assigned to Elan at December 31, 2000. This profit from discontinued operations also includes the release of a provision (£0.7 million) created at December 31, 2001 for the anticipated costs associated with the termination or assignment of these transdermal contracts.

The loss on disposal of discontinued activities relates to the sale of the South American transdermal business which was disposed of on November 28, 2001. The sale was made to the local management team at a purchase price of £0.3 million. The loss relates to the write-off of the intellectual property rights associated with the South American business.

Comparison of Fiscal Years ended December 31, 2000 and December 31,1999

Overview. On December 30, 1999 the Company and its subsidiary, Ethical Pharmaceuticals (UK) Limited, concluded an asset sale and purchase agreement for the disposal of certain transdermal patch business assets and liabilities. As part of the sale agreement Elan, as the acquirer, had the right to assume all or any of the licensing and development agreements relating to the transdermal patch business. As of December 11, 2000 Elan elected not to assume any of these licensing and development agreements. The net income of the discontinued business for the year ended December 31, 2000 was £2.5 million (US$3.7 million). This includes a provision of £2.1 million (US$3.2 million) to reflect certain expenses related to the termination of those transdermal contracts.

Revenue. Revenues for the continuing business for fiscal 2000 were £11.7 million, an increase of 69% (£4.8 million) from 1999. Royalty and product sales increased by 62% (£4.1 million), due to the recognition of 12 months of sales from the branded products portfolio that was acquired in the fourth quarter of 1999. Royalty revenues were £1.5 million in fiscal years 2000 (1999: £1.5 million). Licensing and development fees were £0.9 million for the year compared to £0.2 million in 1999.

The gross margin for 2000 increased to 70% compared to 53% for the same period in 1999. This is due to our branded product portfolio sales making up 58% of total continuing revenues compared to 37% in 1999. The branded product portfolio of have a combined average gross margin of 72%. Direct costs for the year ended 1999 also included direct transdermal research and development costs which were not incurred in 2000 due to the assets and liabilities being divested at the end of 1999.

Operating Expenses. Total operating expenses for the continuing business increased by 21% (£2.3 million) to £13.4 million. This is largely due to the establishment of a US sales and marketing infrastructure throughout 2000 and the inclusion of a stock option compensation charge of £1.1 million for the year ended December 31, 2000. Selling, general and administrative expenses increased 87% to £6.1 million in 2000 compared to £3.3 million in 1999. This reflects the Company's emphasis on sales and marketing activities compared to the research and development activities of prior years. Research and development expenditure decreased 16% (£0.8 million) to £3.8 million in 2000, reflecting the discontinuance of the transdermal research and development activities following the sale of transdermal assets and liabilities in December 1999.

On November 6, 2000, the FDA issued a warning regarding all decongestant products containing the active ingredient phenylpropanolamine ("PPA"), and initiated steps to remove these products from the marketplace. The Company voluntarily removed four of its products that contained this ingredient and accepted returns totaling £893,000 (US$1,299,000) through December 31, 2001. A decision was taken in early 2001 to accept returns in certain circumstances even where customers did not have legal right of return. The Company accounts for these returns as part of operating expense. Elan made a contribution to the Company of US$500,000 to cover PPA returns during the year ended December 31, 2001.

Interest Income and Interest Expense. Interest income of £0.4 million in 2000 was largely earned from cash balances held on deposit following the raising of US$11.5 million from the private placement commenced in June 2000. This compares to interest expense in 1999 of £1.1 million.

Discontinued Operations. Profit from discontinued operations (£2.5 million) relates to royalties, manufacturing income, a license and development fee and costs from transdermal contracts not assigned by Elan at 31 December 2000. This profit from discontinued operations also includes a provision of £2.1 million to reflect anticipated costs related to these transdermal contracts.

Trends Since the Year End

Revenues remain strong for the first quarter of 2002 with product sales in the US maintaining their growth. Sales of Bontril, Phrenilin and Motofen continue to perform ahead of prior years. Permax sales are in line with budget and prescription trends remain positive. The Company continues to pursue new products to market in the US.

Impact of Inflation

Although the Company's operations are influenced by general economic trends, the Company does not believe that inflation had a material impact on its operations for the periods presented.

Governmental Policies

There are no governmental, economic, fiscal, monetary or political policies that have materially affected or could materially affect, directly or indirectly, the Company's operations or investments by US shareholders.

Liquidity and Capital Resources

We have financed our operations primarily through cash generated from operations as well as the issuance of debt and equity securities. Over the previous three years we have received £9.1 million in cash from the issuance of shares as well as an additional £36.4 million in loans, £35.3 million of which has been provided by our related party Elan.

Cash

As of December 31, 2001, we had £20.7 million in cash. This cash has been invested primarily in U.S. dollar denominated money market and checking accounts with financial institutions in the UK having a high credit standing.

Cash flows from operations provided £11.7 million of cash for year ended December 31, 2001 as compared to £3.5 million for the year ended December 31, 2000 and a use of funds of £5.8 million for the year ended December 31, 1999. As a result, although we incurred a net loss of £3.3 million we were net cash generative in 2001, primarily due to the positive impact of sales of Permax from May 17, 2001 as well as increased contribution from the branded products portfolio and the exclusion of non-cash charges such as goodwill amortization associated with our Permax distribution rights.

Cash flows from investing activities used £33.5 million in cash in 2001 as compared to providing £0.4 million and £1.2 million in cash for 2000 and 1999, respectively. Our principal investing activities have consisted of the purchase of Permax from Elan in 2001 for £32.3 million, LAX 101 in 2000 for £3.9 million and the branded product portfolio for £11.6 million in 1999. The use of cash from this last transaction was partially offset by the sale of our transdermal business to Elan for £12.6 million in 1999.

Cash flows from financing activities provided £3.1 million, £6.3 million and £4.4 million in cash for the years ended December 31, 2001, 2000 and 1999, respectively. Net cash provided by financing activities in 2001 was largely due to the US$45 million loan provided by Elan. Cash inflows from the issuance of ordinary shares in 2000 were largely offset by loan and lease repayments.

Contractual Commitments

Our major outstanding contractual commitments relate to our loan to Elan in connection with our acquisition of the Permax purchase option and marketing rights. We have also recently undertaken a further obligation to Elan of an additional $37.5 million in connection with our March 11, 2002 decision to exercise our Permax purchase option (subject to obtaining Lilly's concurrence to the exercise).

We will not incur any capital commitments relating to Zelapar unless and until we exercise our option relating to this product. The option becomes exercisable when this product receives FDA approval, which is expected to occur in the first half of 2003. There are no capital commitments relating to the LAX-101 development project, however the Company will be required to issue additional equity to Laxdale upon the successful outcome of various milestones.

The following table summarizes our payment obligations as of March 31, 2002:

	Payments due by period £ (000's)

	Total	Less than 1 year	2-3 years	4-5 years	Thereafter

Long term debt	4,466	—	4,466	—	—
Capital lease obligations	97	97	—	—	—
Operating leases	4,722	780	1,572	1,409	961
Unconditional purchase obligations	84,032	42,806	22,331	18,895	—
Other long-term obligations	746	746	—	—	—
Total contractual cash obligations	94,063	44,429	28,369	20,304	961

General

We have a number of significant cash commitments maturing in the next few months. With the anticipated acquisition of Permax and the continued performance of the branded portfolio we expect to continue to generate positive cash flow; however, this is dependent upon numerous factors including the impact of competition.

Even if we maintain positive cash flow, we will require significant additional capital in the near term to repay our US$45 million loan to Elan, which falls due on September 30, 2002, as well as to pay the $7.5 million initial installment due upon the exercise of our Permax purchase option. We are currently investigating our financing options and we may seek to raise additional capital through further public or private equity offerings and/or additional debt financing. No assurance can be given that additional financing will be available when needed, or that if available, will be obtained on favorable terms.

If adequate funds are not available when needed, or if we are unable to enter into new revenue-generating commercial agreements, we may be forced to seek renegotiation of the payment terms of our related party debt or the terms of our option payments relating to Permax. Should we be unsuccessful in doing so and, should we as a consequence lose our rights to Permax, this would have a material adverse impact on our financial condition and results of operations.

Research and development

The Company has a program budget of expenditure on research and development activities based upon revenue producing activity. In general, the level of expenditure is a function of the projected revenue stream for a given project. Research and development costs are written off as they are incurred, except as indicated in Note 1 to the Consolidated Financial Statements included elsewhere in this annual report.

Research and development expenditure can be summarized as follows:

Year	Expenditure (£'000)

2001	2,841
2000	3,846
1999	4,602
1998 (4 months (1 September-31 December))	509
1998 (1 September - 31 August 1998)	5,104

Legal Proceedings

The Company is not a party to any legal or arbitration proceedings that may have, or have had in the recent past, significant effects on the Company's financial position or profitability. No governmental proceedings are pending or, to the Company's knowledge, contemplated against the Company. The Company is not a party to any material proceeding in which any director, member of senior management or affiliate of the Company is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

Policy on Dividend Distributions

The Company has never paid dividends on its Ordinary Shares and does not anticipate paying any cash dividends on its Ordinary Shares in the foreseeable future. Any payment of dividends would be subject, under English law, to the UK Companies Act 1985, which requires that all dividends must be approved by the Company's Board of Directors and, in some cases, the shareholders, and may only be paid from the Company's distributable profits and only to the extent the Company has retained earnings, both determined on an unconsolidated basis.

Critical Accounting Policies

Our significant accounting policies are described in Note 1 to the consolidated financial statements included in this annual report. We believe our most critical accounting policies include:

Intangible Assets

Generally accepted accounting principles require that we periodically evaluate acquired assets for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions, operational performance and expected cashflows from the assets. Since indications or impairments can result from events outside of our control, it can be difficult to predict when an impairment loss may occur. However, should an impairment occur, we would be required to write down the carrying value of the affected asset to its fair value and to recognize a corresponding charge to the income statement. Any such impairment may have a material adverse impact on our financial condition and results of operations.

When the Company makes an investment in a development product amounts paid are capitalized and amortised immediately over the estimated life of that asset. If the intangible asset is a marketed product the amount capitalized is reviewed for impairment by comparing the net present value of future cash flows to the carrying value of the asset.

Long-lived assets chiefly relate to amounts capitalized in connection with acquired intangible assets. These assets are amortised over their estimated useful lives, which generally range from 10 to 15 years. Management periodically reviews the appropriateness of the remaining useful lives of its long-lived assets in the context of current and expected future market conditions. In the event that we are required to reduce our estimate of the useful lives of any of our long-lived assets, it would shorten the period over which we depreciate the affected asset and may result in a material increase of depreciation expense prospectively from the date of the change in estimate.

Revenue Recognition

We derive a significant majority of our revenues from the sale of pharmaceutical products. We recognize revenue for the invoiced value of products delivered to the customer, less applicable discounts. Our normal sales terms allow for product returns under certain conditions. We accrue for estimated sales returns and allowances and offset these amounts against revenue. We regularly review our estimates against actual returns and also factor in other variables such as planned product discontinuances and market and regulatory considerations. The Company records estimated sales returns as a reduction to sales, cost of sales and accounts receivable and an increase to inventory. Actual returns, as well as realized values on returned products, may differ significantly, either favorably or unfavourably, from our estimates.

Income under license and development agreements is recognized using the lesser of non-refundable cash received or the result achieved using percentage-of-completion accounting. Milestone payments represent contingent fees due to us upon satisfaction of contractually agreed criteria. Milestone revenue is recognized when we have fulfilled our obligations under the contract, and the amounts are non-refundable, and collectability is probable.

MANAGEMENT

Shares owned by Directors and Officers

The beneficial interests of those persons who were directors or officers of the Company at March 31, 2002, including their spouses and children under eighteen years of age, in the Ordinary Shares of the Company were as follows:

Director/Officer	Ordinary Shares: Par Value 10 pence each	% of outstanding share capital

M D Coffee	0	-
J C Gale	2,850,464 (1)	2.9%
J Groom	1,700,000 (2)	1.4%
H E Huckel	*	*
A J Lele	2,517,130 (3)	2.56%
T G Lynch	0	-
A Russell-Roberts	*	*
R A B Stewart	0	-
S Lee(4)	*	*
D R Joseph	*	*
N Bell	0	-
J S Lamb(5)	0	-

*	Less than one percent

(1)	Includes 2,517,130 shares held by Corporate Opportunities Fund, L.P. and Corporate Opportunities Fund (Institutional), L.P., entities in which Mr. Gale has a controlling interest.

(2)	Represents shares issued upon exercise of stock options issued during 2001. The grant of these options will be submitted for shareholder ratification at the Company's next Annual General Meeting.

(3)	Represents 2,517,130 shares held by EGS Private Healthcare Partners, L.P. and EGS Private Healthcare Counterpart, L.P., entities in which Mr. Lele has a controlling interest.

(4)	Resigned his position with the Company effective as of April 30, 2002.

(5)	Commenced employment with the Company effective as of February 18, 2002.

Directors' and Officers' options

At March 31, 2002 the Directors and officers of the Company held the following options covering Ordinary Shares:

Director/Officer	Note	Options Outstanding	Exercise Price per Ordinary Share of 10 pence each in £

M D Coffee	1	2,000,000	0.69
	2	660,000	1.21
J C Gale	—	0	—
J Groom	—	0	—
H E Huckel	3	100,000	0.42
A J Lele	—	0	—
T G Lynch	—	0*	—
A Russell-Roberts	4	200,000	0.20 to 0.41
R A B Stewart	5	3,500,000	0.33
	2	1,500,000	1.21
N Bell	3	900,000	0.20
	2	330,000	1.21
J Lamb	2	800,000	0.91
S Lee	1	150,000	0.27
	3	470,000	1.15
D R Joseph	1	1,000,000	0.69
	2	330,000	1.21

Notes

*	Mr. Lynch has waived his rights with respect to all of the options that had been granted to him during 2001.

1.

These options became exercisable as to one third on each of the date of grant, the first anniversary and the second anniversary of the date of grant and remain exercisable for a period of ten years from date of grant.

2.

These options are exercisable as to one third on each of the first, second and third anniversaries of the date of grant and remain exercisable for a period ended on the tenth anniversary of the date of grant.

3.	These options are currently exercisable and remain exercisable until ten years from the date of grant.

4.	100,000 of these options can be exercised after three years but before ten years from the date of grant, and the balance is exercisable immediately.

5.

When granted these options were to become exercisable in tranches upon the Company's share price achieving certain pre-determined levels. By Board resolution of January 21 ,2000, 1,000,000 of these options became exercisable immediately at an exercise price of US$0.50 per share and remain exercisable until 54 months from the date of grant. On February 9, 2000, the Company's Remuneration Committee approved the repricing of the remaining 2,500,000 options to an exercise price of US$0.50 per share, exercisable immediately and lapsing ten years from the date of grant.

Directors and senior management of the Company

The Directors of the Company are as follows:

Name	Age	Position

Thomas G Lynch	45	Chairman and Director

Richard A B Stewart	44	Chief Executive Officer and Director

Michael D Coffee	56	President, Chief Operating Officer and Director

John Groom	63	Director

Anthony Russell-Roberts	58	Director

James C Gale	52	Director

Abhijeet J Lele	36	Director

Hubert Huckel	71	Director

Mr. Thomas Lynch joined the Company on January 21, 2000 as Chairman and Director. Mr. Lynch is currently Executive Vice President, Chief Financial Officer and Director of Elan Corporation plc. Prior thereto, Mr. Lynch was a partner in the international accounting firm of KPMG, where he specialized in the provision of international corporate financial services. Mr. Lynch is also a director of IDA Ireland (an Irish governmental agency), and Icon plc.

Mr. Richard Stewart joined the Company in November 1998 as President and Chief Operating Officer of Amarin Corporation plc. Prior to joining the Company, Mr. Stewart was responsible for corporate strategy as Corporate Development Director of SkyePharma plc, having previously been Finance Director. He holds a B.S. in Business Administration from the University of Bath, School of Management.

Mr. Michael Coffee, an employee of Elan Pharmaceuticals North America, was assigned by Elan Pharmaceuticals Inc. in January 2001 to serve as Chief Operating Officer and President of Amarin Corporation plc and became an employee of the Company on January 1, 2002. Prior to working for the Company Mr. Coffee held the position of President and Chief Operating Officer of Elan Pharmaceuticals North America since August 1998. Formerly, he was President and Chief Operating Officer of Athena Neurosciences, Inc. He joined Athena in 1991 as Vice President of Marketing and Sales. Mr. Coffee is a board member of Salu, Inc. and the California Healthcare Institute.

Mr. John Groom joined the Company as a Non-Executive Director on May 29, 2001. Mr. Groom served as President and Chief Operating Officer of Elan Corporation plc from July 1996 until his retirement in January 2001. Mr. Groom continues to serve Elan in an advisory capacity. Mr. Groom was President, Chief Executive Officer and Director of Athena Neurosciences, Inc. prior to its acquisition by Elan in 1996. Mr. Groom serves on the board of directors of Ribozyme Pharmaceuticals, Inc., CV Therapeutics Inc and Ligand Pharmaceuticals Incorporated.

Mr. Anthony Russell-Roberts joined the Company as a Non-Executive Director on April 7, 2000. He has held the position of Administrative Director of The Royal Ballet at the Royal Opera House since 1983. Prior to that, he was Artistic Administrator of the Paris Opera from 1981 after five years of work in the lyric arts in various theaters. Mr. Russell-Roberts' earlier business career started as a general management trainee with Watney Mann, which was followed by eight years with Lane Fox and Partners, as a partner specializing in commercial property development. He holds an M.A. degree in Politics, Philosophy, and Economics from Oxford University.

Mr. James Gale joined the Company as a Non-Executive Director on June 16, 2000. Mr. Gale is currently a Managing Director of Sanders Morris Harris and was appointed as Chief Investment Officer of Corporate Opportunities Fund, L.P. and Corporate Opportunities Fund (Institutional), L.P. both of which participated in the private placement in June 2000. Prior to joining Sanders Morris Harris in September 1998, Mr. Gale was head of investment banking for Gruntal & Co., LLC. Mr. Gale received an MBA from the University of Chicago and serves on the board of directors of Latshaw Enterprises Inc., Relm Wireless Corporation and eresearch Technologies, Inc.

Mr. Abhijeet Lele joined the Company as a Non-Executive Director on June 16, 2000. Mr. Lele is currently a Managing Director of EGS Private Healthcare Management, L.L.C. Prior to joining EGS, Mr. Lele was a consultant in the healthcare practice of McKinsey & Company where he advised pharmaceutical, medical device and health insurance companies on strategy, corporate development and marketing. Mr. Lele holds an MA in molecular biology from Cambridge University and an MBA, with distinction, from Cornell University. Mr. Lele currently serves on the Board of Directors of Genesis Pharmaceutical, CryoCath Technologies, InfiMed Therapeutics, EP MedSystems, OptiScan Biomedical and Ekos Corporation.

Dr. Hubert Huckel joined the Company as a Non-Executive Director on June 16, 2000. From 1964 until his retirement in December 1992, Dr. Huckel served in various positions with the Hoechst Group. At the time of his retirement, he was Chairman of the Board of Hoechst-Roussel Pharmaceuticals, Inc., Chairman and President of Hoechst-Roussel Agri-Vet Company and a member of the Executive Committee of Hoechst Celanese Corporation. He currently serves on the Board of Directors of Titan Pharmaceuticals Inc., Thermogenesis Corporation and Hydromed Sciences Inc.

There is no family relationship between any director or executive officer and any other director or executive officer.

No director or officer has a service contract providing for benefits upon the termination of service or employment.

EGS Private Healthcare Partnership, L.P. and EGS Private Healthcare Counterpart, L.P. (collectively, "EGS"), and Corporate Opportunities Fund, L.P. and Corporate Opportunities Fund (Institutional), L.P. (collectively, "COF"), which comprised the two principal investor groups in the Company's June 2000 private placement, each had a contractual right to appoint a designee to the Company's Board of Directors. These rights have now lapsed, as the number of shares held by each of EGS and COF has fallen below certain required levels. Before such designation rights lapsed, Abhijeet Lele and James Gale were appointed as the designees of EGS and COF, respectively, and each of them presently continues to serve on the Board of Directors.

The Company's Articles of Association stipulate that the minimum number of directors shall be two and the maximum number shall be fifteen. The Company presently has eight directors. Directors may be elected by the shareholders at a general meeting or appointed by the Board of Directors. At each Annual General Meeting, one-third of the directors elected by the shareholders and all directors appointed by the Board in the preceding year come up for re-election. At the Annual General Meeting for 2002, Messrs. Stewart, Lynch and Russell-Roberts will retire by rotation, and each is expected to offer himself for re-election. Messrs. Gale, Lele and Huckel are due to retire by rotation in 2003, and Messrs. Groom and Coffee are due to retire by rotation in 2004. Executive officers are appointed by the Board of Directors to serve at its pleasure in general or for the term specified in their respective employment agreements, if applicable.

Certain information concerning senior management of the Company and its subsidiaries is set forth below:

Name	Age	Position

Nigel Bell	32	Chief Financial Officer of Amarin Corporation plc

Donald Joseph	48	Executive Vice President, Legal and Commercial Development of Amarin Pharmaceuticals Inc.

Jonathan Lamb	34	General Counsel and Company Secretary of Amarin Corporation plc

Mr. Nigel Bell joined the Company in February 2000 as Chief Financial Officer although he had previously worked with the Company on a secondment basis from Elan since February 1999. Prior to joining the Company Mr. Bell worked with Elan in their Corporate Finance department. Mr. Bell is a member of the Institute of Chartered Accountants (Ireland) and has earned a B.Sc. (Hons) degree in Biochemistry and Biology from University College Dublin in 1992.

Mr. Donald Joseph joined the Company in July 2001 as Executive Vice President, Legal and Commercial Development of Amarin Pharmaceuticals, Inc. Prior to joining Amarin Mr. Joseph served as Senior Vice President, Commercial and Legal Affairs for North America at Elan Pharmaceuticals, Inc. Mr. Joseph joined Elan in 1994 having previously been a partner in the San Francisco office of Baker & McKenzie, an international law firm, where he specialized in corporate and business law.

Mr. Jonathan Lamb joined the Company in February 2002 as General Counsel and Company Secretary. Mr. Lamb joined the Company from Shire Pharmaceuticals Group plc, where he served in Shire's legal division. Prior to his position in Shire, Mr. Lamb was a partner at Gosschalks, an English firm of solicitors, where he specialized in corporate and business law. In this capacity he provided advice and legal services to several clients in the pharmaceutical and biotechnology sectors.

Mr. Simon Lee held the position of Managing Director of Amarin Development AB from March 1998 until his resignation on April 30, 2002. This position is currently vacant and the Company is seeking a suitable candidate to replace Mr. Lee.

Number of Share Options Outstanding

At March 31, 2002, unexercised options have been granted over Ordinary Shares as follows:

Number of Share Options Outstanding	Note	Date Option Granted	Exercise Price per Ordinary Share	Exercise Price per Ordinary Share	Number of Which Repriced at US$0.50 per share (Note 13)
			£	US$

41,500	1, 13	22 June 1994	4.21	6.13	41,500
3,000	1	22 December 1994	4.81	7.00	-
11,250	1, 13	30 November 1995	5.93	8.63	10,250
32,750	1, 13	30 November 1996	3.95	5.75	32,000
125,000	2, 13	9 May 1997	0.34	0.50	125,000
15,000	3, 13	10 July 1997	4.12	6.00	15,000
55,000	3, 13	10 July 1997	3.44	5.00	55,000
1,000,000	4, 12	23 November 1998	1.72	2.50	1,000,000
4,500,000	5	23 November 1998	0.34	0.50	-
218,000	6	23 November 1998	0.10	0.15	-
92,500	7	31 December 1998	0.34	0.50	-
50,000	6	2 March 1999	0.50	0.72	-
55,000	8	7 September 1999	0.21	0.30	-
100,000	8	9 February 2000	0.21	0.30	-
380,000	8	9 February 2000	0.21	0.30	-
100,000	8	9 February 2000	0.46	0.66	-
900,000	8	1 March 2000	0.21	0.30	-
375,000	8	1 April 2000	0.21	0.30	-
100,000	6	7 April 2000	0.21	0.30	-
62,500	6	18 May 2000	0.21	0.30	-
50,000	8	23 May 2000	0.21	0.30	-
100,000	8	29 May 2000	0.21	0.30	-
32,933	8	26 September 2000	0.21	0.30	-
346,820	9	24 October 2000	0.27	0.39	-
300,000	9	11 December 2000	0.37	0.54	-
300,000	8	19 February 2001	0.42	0.61	-
100,000	9	12 March 2001	0.41	0.60	-
1,700,000	8	3 April 2001	0.45	0.65	-
20,000	9	4 April 2001	0.46	0.66	-
23,340	9	1 May 2001	0.60	0.87	-
450,000	9	4 June 2001	0.59	0.87	-
3,950,000	9	2 July 2001	0.69	1.00	-
60,000	9	27 July 2001	0.88	1.29	-
350,000	9	10 August 2001	1.53	2.23	-
100,000	9	14 August 2001	1.31	1.90	-
470,000	10	20 August 2001	1.15	1.67	-
150,000	9	31 August 2001	1.17	1.70	-
100,000	9	7 September 2001	1.22	1.77	-
40,000	9	27 September 2001	1.20	1.74	-
50,000	10	12 December 2001	1.10	1.60	-
100,000	10	12 December 2001	1.10	1.60	-
2,280,000	11	12 December 2001	1.10	1.60	-
40,000	12	02 January 2002	1.17	1.71	-
3,676,000	11	23 January 2002	1.21	1.77	-
800,000	11	18 February 2002	0.91	1.33	-

23,805,593					1,287,750

Notes:

(1)   These options can be exercised after four years but before ten years from the date of grant. Certain options held by ex-directors and ex-employees are exercisable immediately and expire at dates up to 54 months from the date of grant.

(2)   These options became exercisable in tranches of 20% each on the first, second, third, fourth and fifth anniversaries of the date of grant and remain exercisable for a period of ten years from date of grant.

(3)   15,000 of these options are now exercisable and remain exercisable until 9 July 2007. 25,000 of these options held by an ex-director are exercisable immediately and remain so until 9 January 2002.

(4)   55,000 of these options are now exercisable and remain exercisable until 9 July 2007. 45,000 of these options held by ex-directors and ex-employees are exercisable immediately and remain so until 9 January 2002.

(5)   When granted these options were to become exercisable in tranches upon the Company's share price achieving certain pre-determined levels. On 9 February 2000, the Company's remuneration committee approved the repricing of the remaining 1,000,000 options to an exercise price of US$0.50 per share, exercisable immediately and lapsing ten years from the date of grant.

(6)   Of these options 80% became exercisable immediately and 20% after six months from date of grant. 1,000,000 of the options remain exercisable until 54 months from date of grant and 2,500,000 until ten years from date of grant.

(7)   These options can be exercised after three years but before ten years from the date the option is granted.

(8)   These options are exercisable immediately and remain exercisable until 30 June 2003.

(9)   These options are exercisable now and remain exercisable until ten years from date of grant.

(10)   These options became exercisable in tranches of 33% each on the date of grant, the first anniversary and the second anniversary of the date of grant and remain exercisable for a period of ten years from date of grant.

(11)   These options become exercisable on 20 February 2003, and remain exercisable for ten years from date of grant.

(12)   648,770 options were granted on 8 December 1999, in order to effect the repricing mentioned in Note 13 above. The options vest and expire at the same dates as those attaching to the original grants except in the case of certain ex-employees where the options expired on 29 December 2000. It is a condition of the award of these options that, upon exercise, the awardee will surrender a like number of options from the original grant. Therefore the original grant has been shown as being repriced in the table above, and the replacement grant has been excluded.

(13)   As disclosed in a Shareholders' Circular dated 30 October 1998, the Board decided that all existing share options held by current employees and current directors as at 21 October 1998, who were not serving notice would be repriced at US$0.50 per share. Other terms of the grants affected by this repricing were left unchanged. For certain options this change was effected at the directors' discretion, with the remainder being effected by grant described at Note 14 below (Note 5 applies to those options which were granted on 23 November 1998).

Warrants in shares of Amarin Corporation plc

At March 31, 2002, warrants have been granted over Ordinary Shares as follows:

Number of Warrants Outstanding	Note	Date Warrant Granted	Exercise Price per Ordinary Share

300,000	1	20 July, 1999	US$0.80 (£0.55)
50,000	2	13 September, 1999	US$0.53 (£0.36)

350,000

Warrants granted to date are denominated in US dollars. For disclosure purposes these warrants have been re-translated into sterling at the year end rate of US$1.4554/£1.

Notes:

(1)   The Company issued 300,000 warrants on 20 July 1999 as a retainer for financial advisory services from Petkevich & Partners for the period 20 July 1999 to 20 July 2000. On the date of grant the warrants were fully vested, nonforfeitable and exercisable from 20 July 1999 until 20 July 2004. No warrants were exercised at March 31, 2001.

(2)   The Company issued 50,000 warrants on 13 September 1999 as compensation for advisory services from a scientific advisor. The warrants are fully vested, exercisable and nonforfeitable and expire on 13 September 2002. No warrants were exercised at March 31, 2001.

Compensation

For the year ended December 31, 2001 all directors and senior management of the Company as a group received total compensation of £808,461. In addition, directors and senior management were issued a total of 7,170,000 options to purchase Ordinary Shares, including options that were subsequently waived by Thomas Lynch. Please refer to "Management - Directors' and Officers' Options" for the specific terms of the options held by each director and officer.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

To the Company's best knowledge, Elan held an aggregate of 26,538,190 Ordinary Shares at March 31, 2002, representing approximately 23.8% of the aggregate of the issued and outstanding Ordinary Shares of the Company including Ordinary Shares issuable upon the exercise of current options held by the Directors and officers of the Company ("D & O Option Shares"). Elan currently own an aggregate of 2,000,000 Preference Shares of the Company which are convertible into an aggregate of 20,000,000 Ordinary Shares. On March 28, 2002, Elan converted 2,129,819 of the Preference Shares into 21,298,190 Ordinary Shares in the capital of Amarin. This conversion was in accordance with the terms of the subscription agreement entered into by Elan and Amarin in November 1999. Upon the conversion of the remaining Preference Shares held by Elan, Elan and its subsidiaries would hold an aggregate of 46,538,190 Ordinary Shares representing approximately 39.4% of the aggregate of the issued and outstanding Ordinary Shares and the D & O Option Shares.

Two independent groups of investment funds acquired equity positions in the Company as part of a private placement commenced in June 2000. COF subscribed for an aggregate of 8,639,136 Ordinary Shares representing 12.6% of the aggregate of the issued and outstanding Ordinary Shares at that time. At March 31, 2002 COF has advised us that it held 2,517,130 shares representing 2.56% of the aggregate of the issued and outstanding Ordinary Shares and the D & O Option Shares at that date. The second investment fund, EGS, also subscribed for an aggregate of 8,639,136 Ordinary Shares representing 12.6% of the outstanding shares at that time. At March 31, 2002 EGS has advised us that it held 2,517,130 shares representing 2.56% of the aggregate of the issued and outstanding Ordinary Shares and the D & O Option Shares at that date.

The following table sets forth certain information regarding the ownership of the Company's Ordinary Shares at March 31 2002 by each person who is known to the Company to be the owner of more than five percent of the outstanding Ordinary Shares (either directly or by virtue of ownership of American Depositary Shares) of the Company:

Name of Owner or Identity of Group (1)	No. of Shares	Percent of Class (2)

Elan	26,538,190	23.8%

(1)   Unless otherwise noted, the persons referred to above have sole investment power.

(2)   Based on 98,361,583 Ordinary Shares outstanding on March 31, 2002 (including the 21,298,190 shares issued to Elan upon its conversion of Preference Shares) together with the D&O Option Shares.

None of the above shareholders has voting rights that differ from those of other shareholders.

Record Holders

The approximate number of record holders of the American Depositary Shares on March 31, 2002 was 19, of which the largest registered holder was Cede & Co., the nominee for The Depository Trust Company within which, as of such date, 68 participants held American Depositary Shares. The approximate number of record holders of Ordinary Shares on March 31, 2002, was 110 and one registered holder of Preference Shares. The American Depositary Shares represented approximately 33% of the issued and outstanding Ordinary Shares as of such date. The American Depositary Shares are issued by Citibank, N.A., as depositary (the "Depositary"). Each American Depositary Share represents ten Ordinary Shares of the Company.

Termination of Contingent Obligation to Issue Additional Ordinary Shares for no Consideration

The Purchase Agreement completed in June 2000, pursuant to which the investors in the private placement acquired 38,333,334 Ordinary Shares provided that such investors may be entitled to receive additional Ordinary Shares in certain circumstances. Under the purchase agreement relating to the private placement, we had a contingent obligation to issue up to 38,333,334 additional Ordinary Shares to the private placement investors for no consideration if we should fail to meet specified cash flow targets for the period from July 1 2000 to June 30 2001. In the event of such issuance, Laxdale Limited would also have had the right to receive additional shares in an amount that would have enabled Laxdale to maintain its fully diluted percentage ownership interest. Based on operating results for the relevant period, Amarin exceeded the required cash flow targets and, accordingly, was not required to issue additional shares to the private placement investors or Laxdale.

Related party transactions

During the year ended December 31, 2001, the Company entered into certain contracts with Elan, which is a significant shareholder. The Directors consider that transactions with Elan have been entered into on an arms length basis. Details of transactions involving Elan are given below.

During the year ended December 31, 2001, we repaid to Elan an outstanding loan in the principal amount of £1,240,000 together with all interest accrued thereon. This loan was paid prior to the scheduled maturity date of April 6, 2003. No penalty or premium was paid in connection with such prepayment.

During the year ended December 31, 2001 the Company made sales to Elan companies amounting to £687,000 (approximately US$1 million) for goods, services and research and paid royalties totaling US$3.2 million.

Permax

On May 29, 2001 the Board of Directors approved a Distribution, Marketing and Purchase Option Agreement with Elan relating to the Parkinson's disease product, Permax (pergolide mesylate).

The agreement for Permax, as amended and restated on September 28, 2001, gives the Company the exclusive US marketing, distribution and purchase option rights to this product. These rights were acquired from Elan which holds a license from the owner of the patent for Permax granting exclusive US marketing and distribution rights to this product.

Under this agreement, the Company has been appointed exclusive US distributor for Permax until May 16, 2002, with an option to acquire Elan's continuing rights in the product. As a part of the modified distribution arrangement, the Company has made payments of US$47.5 million to Elan in consideration for the rights and purchase option. The Company has also agreed to pay Elan royalties on sales. As part of the Permax transaction, the Company received a loan from an affiliate of Elan for the amount of US$45 million, which matures in September 2002.

On March 11, 2002, the Company's Board of Directors authorized the exercise of the option to acquire Elan's full rights to Permax. This transaction will be consummated upon obtaining Lilly's consent to our acquisition of such rights, subject to paying Elan running royalties and additional fixed payments in the aggregate amount of US$37.5 million. The fixed payments consist of an initial installment of US$7.5 million upon exercise of the option, followed by twelve successive quarterly installments of US$2.5 million each.

Zelapar

The US rights to Zelapar are currently licensed to Elan by Scherer. In consideration of the granting of the option to acquire these rights, we paid a non-refundable option fee of US$100,000. Our option is exercisable at any time up to 30 days after FDA approval of the NDA for Zelapar. The exercise of the option would require us to make four milestone payments plus running royalties based on a percentage of net sales of Zelapar in the US for the first eight years following exercise. The first milestone of US$10 million would be payable upon the closing of the exercise of the option. The second and third milestones would be in the aggregate amount of US$27.5 million, and each is contingent on certain revenue levels being achieved. The final milestone of US$15 million would be payable eight years from exercise of the option for Zelapar, subject to certain extension rights. This final payment will be reduced by the amount of all royalty payments made by us to Elan in the intervening period. Elan will pay all research and development costs including filing costs for an NDA to and including approval of the NDA by the FDA. It is anticipated that the NDA for Zelapar will be accepted for filing by the FDA in the first half of 2002.

Approval of transactions with Elan

The agreements for Permax and Zelapar were approved in accordance with the Company's policy for related party transactions. The Company requires audit committee review of all transactions involving a potential conflict of interest, followed by the approval of a majority of the directors who do not have a material interest in the transaction. Since two of the Company's directors were also directors and/or employees of Elan at the time these transactions were entered into, the Permax and Zelapar agreements were reviewed by the audit committee and approved by all of the directors who are unaffiliated with Elan.

Sale of transdermal business

In November 2001 the Company sold its entire equity interest in each of its South American subsidiaries, Beta Pharmaceuticals Corporation and Amarin Technologies South America, S.A. This sale was made to the local management team of these subsidiaries at a purchase price of US$262,000 in cash plus the assumption of approximately US$188,000 in indebtedness.

CORPORATE GOVERNANCE

In 1998, the Hemple Committee on Corporate Governance reviewed and brought together the guidelines and codes which had been developed by the Cadbury and Greenbury Committees and produced "The Combined Code-Principles of Good Corporate Governance and Code of Best Practice" ("the Code"). The Code was adopted by the London Stock Exchange in June 1998. Although the Company is not listed in the UK, it follows a programme for compliance with the general principles of the Code.

The board meets on a regular basis and at each meeting reviews the progress of the Company towards meeting its objectives and maintains overall control over appropriate strategic issues. The board has established audit and remuneration committees.

Board of Directors

Board practices

The board meets on a regular basis and at each meeting review's the progress of the Company towards meeting its objectives and maintains overall control over appropriate strategic issues. At every Annual General Meeting one-third of the Directors retire from office. The Company by Ordinary Resolution can elect any person to be a Director up to a maximum of fifteen members.

The board has established audit and remuneration committees.

Audit committee

The terms of reference of the audit committee are that it comprises three non-executive directors of the Company; that it will meet, as required, to review the scope of the audit and audit procedures, the format and content of the audited financial statements and the accounting principles applied in preparing the financial statements; and that it will also review proposed changes in accounting policies, recommendations from the auditors regarding improving internal controls and the adequacy of resources within the accounting function.

The audit committee comprises the following directors:

J C Gale
A Russell-Roberts
A J Lele

Remuneration committee

The terms of reference of the remuneration committee are that it comprises three non-executive directors of the Company; that its main responsibility is to approve the level of remuneration for executive directors; and that it may also grant options under the Company's share option schemes to employees and executive directors and approves any service contracts for executive directors and key employees. Non-executive directors' remuneration is determined by the full board.

The remuneration committee comprises the following directors:

A Russell-Roberts
H E Huckel
T G Lynch

Statement of directors' responsibilities

English company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing those financial statements, the directors are required to:

    Select suitable accounting policies and then apply them consistently;
    Make judgments and estimates that are reasonable and prudent;
    State whether applicable accounting standards have been followed, subject to material departures disclosed and explained in the financial statements.

Other Corporate Matters

Going concern

After making enquiries, the directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Donations

Charitable donations amounting to £14,000 were made in the year: £10,000 to the Princes Trust and £4,000 to the National Society for the Prevention of Cruelty to Children (year ended December 31, 2000: £3,000). No political donations were made during the year (year ended December 31, 2000: £Nil).

Taxation status

The Company is not a close company within the provisions of the Income and Corporation Taxes Act 1988.

European Currency Unit (Euro)

A considerable number of the Company's suppliers, customers and collaborative partners are resident in countries which have adopted the Euro currency with effect from January 1, 1999. The Company considers that the need to accommodate transactions denominated in the Euro currency will not have a material impact on its operations or financial condition.

Creditor payment policy

The Company has no formal creditor payment policy. However, the Company endeavours to settle its terms of payment with suppliers when agreeing the terms of each transaction and to pay in accordance with its contractual and other legal obligations. Where possible UK subsidiaries follow the same policy and overseas subsidiaries are encouraged to adopt similar policies.

The number of days represented by trade creditors at December 31, 2001 was 48 (December 31, 2000: 67).

Auditors

A resolution to reappoint PricewaterhouseCoopers as auditors to the Company will be proposed at the Annual General Meeting.

NATURE OF TRADING MARKET

The Company's American Depositary Shares (evidenced by American Depositary Receipts) are traded on the NASDAQ National Market, the principal trading market for the Company's securities, under the symbol "AMRN". There is no public trading market for the Ordinary Shares.

Ordinary Share/ADR Ratio

Each American Depositary Share represents 10 Ordinary Shares.

The following table sets forth the range of high and low closing sale prices for the ADSs for the periods indicated, as reported by the NASDAQ National Market. These prices do not include retail markups, markdowns, or commissions but give effect to a change in the number of Ordinary Shares represented by each ADS, implemented in October 1998. Historical data in the table has been restated to take into account the ratio change mentioned above.

	$US
	High	Low
Fiscal Year Ended
August 31, 1997	10.50	5.70
August 31, 1998	30.00	1.00
December 31, 1999	12.75	1.00
December 31, 2000	8.50	3.75
December 31,2001	27.97	5.00
16 Months Ended December 31, 1999
First Quarter (November 30, 1998)	3.13	1.00
Second Quarter (February 28)	11.95	2.75
Third Quarter (May 31)	12.75	6.00
Fourth Quarter (August 31)	9.38	4.03
Fifth Quarter (December 31,)	12.75	1.00
Fiscal Year Ended December 31, 2000
First Quarter	8.50	4.38
Second Quarter	7.62	5.75
Third Quarter	6.88	4.75
Fourth Quarter	7.34	3.75
Fiscal Year Ended December 31, 2001
First Quarter	7.97	5.00
Second Quarter	10.46	6.50
Third Quarter	23.45	9.98
Fourth Quarter	27.97	15.85

November 2001	27.97	24.17
December 2001	25.49	16.00
January 2002	21.00	17.10
February 2002	20.59	12.18
March 2002	17.00	13.26
April 2002	13.67	11.00

On May 6, 2002 the closing price of the Company's American Depositary Shares as reported on the NASDAQ National Market was US$9.35 per American Depositary Share.

RISK FACTORS

You should carefully consider the risks and the information about our business described below, together with all of the other information included in this annual report. You should not interpret the order in which these considerations are presented as an indication of their relative importance to you.

We have a history of operating losses

We have only been profitable in two of the last five fiscal years. For the fiscal year ended December 31, 2001 we reported a loss of £3.4 million under UK GAAP. However this includes a one-off intangible asset amortization charge of £12.4 million. We reported a net profit under UK GAAP of approximately £1.6 million for the year ended December 31 2000. However, this included £2.5 million of revenues from discontinued operations, and our continuing operations reported a loss of approximately £1.7 million for this period. For the year ended December 31, 1999 we reported net income of approximately £2.7 million. Prior to that, we had a net loss of approximately £1.2 million for the 4-month period ended December 31, 1998, which was a transition period following the change of our fiscal year end from August 31 to December 31. We also reported a net loss of approximately £17.2 million for the fiscal year ended August 31, 1998. In future periods, we may not be able to continue growing our sales and we may not be able to return to profitability.

We may be unable to exercise our option relating to Permax if we cannot obtain the consent of the patent holder, and we may lose any future rights to Permax if we default on our option payments.

A substantial portion of our revenues in fiscal 2001 was generated by sales of Permax. Our current marketing and distribution rights in this product terminate on May 16, 2002. We can acquire continuing rights to Permax pursuant to a purchase option granted to us by Elan, which obtained the exclusive US marketing and distribution rights from Lilly, the holder of the patent for Permax. Our Board of Directors has authorized the exercise of this option; however, we cannot consummate such exercise or obtain any continuing rights to Permax without the consent of Lilly. If the option is successfully exercised, we will be required to make payments to Elan in the aggregate amount of US$37.5 million over a three-year period. If we default on any payment, we could forfeit our rights to Permax. In the event that we are unable to exercise the Permax option or subsequently forfeit our rights, this would likely result in a substantial loss of revenues. Moreover, if we should fail to successfully exercise the Permax option, we will not be able to recoup any portion of the US$47.5 million heretofore paid to Elan in consideration of the option.

If we cannot find additional resources, we may have difficulty paying our short term indebtedness and growing our business

We believe we have adequate funds for our current activities and estimate that we could continue to operate our business at current levels for a period of approximately five years, assuming that the maturity of our short-term debt can be extended or otherwise re-financed. However, if we are not successful in refinancing or obtaining an extension, we will need additional funding to pay our indebtedness of approximately US$45 million that comes due in September 2002. In addition, even if this obligation is extended, we will need additional capital to pursue our long-term strategy of acquiring additional products, expanding our sales and marketing capabilities and growing our business. Depending on market conditions and our ability to maintain financial stability, we may not have access to additional capital on reasonable terms or at all. Any inability to obtain additional financing when needed would adversely affect our ability to achieve growth and our future prospects.

We may incur potential liabilities relating to discontinued operations

In connection with the restructuring of our company, we decided to discontinue our UK-based transdermal patch business. In December 1999, we sold certain assets relating to this business to Elan. However, Elan did not assume the licensing and development agreements associated with the divested assets, and we remained obligated to perform all of these contracts. Since we no longer operate a transdermal patch business, Elan has agreed to assist us in seeking to terminate such agreements or transfer them to licensees. However, even with this assistance, we may not be able to terminate or transfer all contracts successfully, as we will require the consent of each counterparty to do so. To date, we have formally terminated or assigned two of these transdermal contracts and have reached agreements in principle with respect to the termination of all but one of the remaining fifteen contracts to which we are a party. We have also settled a claim relating to the terminated license agreement with Saitama Daiichi Pharmaceutical Co. by making a payment of US$1 million to Daiichi. If we do not successfully terminate or assign the remaining transdermal agreements, we could be found liable for breach of contract should we be unable to perform our continuing obligations. We established a reserve of £2.1 million during 2000 to cover the potential liabilities that in management's estimation would result from the termination or assignment of transdermal contracts. During 2001 upon the successful termination/assignment of all but one of such contracts we have reversed £1.4 million of this provision leaving a £700,000 provision for the one remaining contract.

Elan has agreed to partially indemnify us against liabilities that we may incur in relation to the nonassumed transdermal contracts. For purposes of this indemnity, the contracts have been classified into three designated groups. With respect to the first group of contracts, Elan will indemnify us for 50% of all liabilities in excess of an aggregate of US$1 million. With respect to the second group of contracts, Elan will indemnify us for all liabilities up to US$1 million and for 50% of all liabilities in excess of US$1 million. In each case the indemnification is available for a period beginning July 21, 2001 and ending December 21, 2002. Elan's indemnification obligation with respect to these two groups of contracts is subject to an aggregate limit of US$10 million. With respect to the third designated group of contracts, Elan has exercised an option not to provide us with any indemnification. It is our understanding that, for purposes of Elan's indemnification obligations, Elan grouped the contracts into three categories based on its assessment of potential exposure, the first group representing a low likelihood, the second group an intermediate likelihood, and the third group a high likelihood of liability. The second group includes the one transdermal contract for which we have not at present obtained the counterparty's agreement in principle with respect to a termination or assignment.

Our supply of products could be disrupted by problems affecting our manufacturers and key suppliers

The Company does not currently have a US manufacturing facility and, accordingly, it is dependent upon maintaining existing relationships with contract manufacturers and other vendors, or establishing new vendors, to supply inventory for its US sales and marketing business. There is no assurance that if any existing relationships were to terminate the Company would be able to replace its current vendors without disruption to operations.

The Company currently relies on a single source of supply for some of its products. In the case of Permax, our primary current marketed product, we are reliant upon Elan's exclusive supply arrangement with Lilly, as sole supplier, which manufactures Permax for us as well as for its other markets outside the US. Through our distribution and marketing agreement we have undertaken direct sourcing of product from Lilly and have established effective communication and ordering procedures. That arrangement will continue upon our consummation of acquiring Elan's rights in Permax, as described above. There can be no assurance, however, that all of our Permax orders will be fulfilled in a timely fashion by Lilly.

If in the future our manufacturers should cease doing business with us or experience delays, shortages of supply or excessive demands on their capacity, we may not be able to obtain adequate quantities of product in a timely manner, or at all. Furthermore, manufacturers are required to comply with current Good Manufacturing Practices regulations promulgated by the FDA. The failure by a manufacturer to comply with these regulations could affect its ability to provide us with product. While we take prudent steps to maintain safety stocks of inventory, the loss of a contract manufacturer or a product shortage or interruption could have a material impact on our revenues. In many cases we have identified and qualified an alternate or back-up supplier of product. However, we do not have insurance coverage against the risk of manufacturing failure or disruption.

Although we currently have sufficient supplies of products to meet our expected needs for at least four months, we may need additional capacity upon the acquisition of any new products. Our contract manufacturers have no obligation to meet such increased demand. Even if our manufacturers endeavor to meet our future needs, we cannot predict whether they will have sufficient capacity to do so. Accordingly, we may need to secure additional manufacturing capacity to accommodate any growth in our product portfolio. A failure to do so when needed could result in our inability to satisfy the requirements of our customers and could result in lost sales and diminished market share.

The Company and, in turn, its vendors often rely on third parties to supply the raw materials needed to manufacture its products. In most cases our contract manufacturers are responsible for obtaining raw materials, although we have assumed responsibility for sourcing difenoxin, a critical component of Motofen. The supplier for difenoxin is Johnson Matthey plc. In total, we and our manufacturers use approximately ten to fifteen suppliers worldwide to meet our raw materials requirements for the branded generic products. Since acquiring our product portfolio in late 1999, we have not experienced any problems with our supplier of difenoxin, and no other supplier has sought to terminate its relationship with our manufacturers. Our reliance on limited groups of suppliers involves several risks, including a potential inability to obtain critical materials and reduced control over production costs, delivery schedules, reliability and quality. Any unanticipated disruption to contract manufacture caused by problems at suppliers could:

    delay shipment of our products;
    increase our cost of goods sold; and
    result in lost sales.

While there are alternative suppliers for many of the raw materials used in the manufacture of our products, we currently rely on a single source of supply for difenoxin, one of our key raw materials, which is the active ingredient in Motofen. Difenoxin is only available from a very limited number of suppliers worldwide. Our supplier allocates its output through a quota system, and lead times can be as long as one year, both of which limit our flexibility to increase or decrease production levels of Motofen. The failure or inability of such supplier to fulfill our requirements for difenoxin in a timely manner or otherwise would have a material adverse effect on our business.

We may not be able to grow our business unless we can acquire and market new products

We are pursuing a strategy of product acquisitions in order to generate growth. This strategy depends substantially upon our ability to continue acquiring products that we can effectively market in the US. Although we engage in proprietary research and development of new products, these activities are limited. We must therefore rely on our ability to identify other companies that are willing to sell or license product lines to us. We will be competing for these products with other parties, many of whom have substantially greater financial, marketing and sales resources. Even if suitable products are available, depending on competitive conditions we may not be able to acquire rights to additional products on acceptable terms, or at all. Our inability to acquire additional products or successfully introduce new products could have a material adverse effect on our business. Even if we are successful in acquiring or developing new products, they may have different distribution channels and may face different pricing pressures and levels of competition than our current products. Consequently, we may not be able to successfully integrate any new products or to compete favorably and attain market acceptance in any new product category. In addition, we may need to significantly increase our sales and marketing force and incur additional expenses in anticipation of a new product introduction. Our business could be adversely affected by an inability to successfully introduce and market new products, whether they be products that we acquire from third parties or develop internally.

In order to achieve growth, we will need to expand our limited sales and marketing capability

At present, we market and sell our products primarily through direct marketing programs in the US. Our US subsidiary conducts all selling activities and has established a small sales and marketing staff of approximately 33 persons including approximately 24 sales representatives to assist in the distribution of Permax and other potential neurology products. Although we currently have limited marketing, sales and distribution capability, we believe that our resources are sufficient to support our existing products. Our long term strategy, though, is to significantly expand our portfolio by acquiring additional marketable products. In order to market any new products, we will need to add marketing and sales personnel who have expertise in the pharmaceuticals business. We must also develop the necessary supporting distribution channels. Although we believe we can build the required infrastructure, we may not be successful in doing so if we cannot attract personnel or generate sufficient capital to fund these efforts. Failure to increase our sales force or to expand our distribution network in the US would have a material adverse effect on our ability to grow our business.

The planned expansion of our business may strain our resources

Our strategy for growth includes potential acquisitions of new products and the introduction of these products to the market. We intend to acquire products that have high growth potential. It is expected that any such new products will require substantially higher levels of support than our current portfolio. Since we currently operate with limited resources, the addition of such new products could require a significant expansion of our operations, including the recruitment, hiring and training of additional personnel. This could create a strain on our financial and management resources. Our failure to manage such growth effectively could result in lost sales and could have a material adverse effect on our business.

Our products may not be able to compete effectively against those of our competitors

Competition in the pharmaceutical industry is intense and is expected to increase. Our portfolio of marketable products compete with a variety of other products within the US, including established drugs and major brand names. The market for generic products is particularly competitive. Generic drugs can generally be introduced on the basis of bioequivalence to an existing product after the patent on such product has expired. Once a successful product is off patent, many companies often seek to market generic equivalents, thus saturating the market with a large number of similar products. Competitive factors could force us to lower prices or could result in reduced sales. In addition, new products developed by others could emerge as competitors to our products. Products based on new technologies or new drugs could render our products obsolete or uneconomical.

With respect to our sales of Permax, competition is expected to increase significantly in the future. Two competitive products have recently been approved for marketing by the FDA, resulting in a reduction of Permax's market share. In addition, with the composition patent for Permax having expired, two manufacturers have given notice of their intent to produce generic equivalents to this product. Although we intend to challenge the entry of these generics based on the infringement of other patents relating to Permax, we may not be successful in fending off generic competition.

Our principal competitors both in the US and Europe include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies, and specialized drug delivery companies. In addition, we compete with universities and other institutions involved in the development of technologies and products that may be competitive with ours. Many of our competitors have greater resources than us, including financial, product development, marketing, personnel and other resources. In the area of Parkinson's disease, our principal competitors include Pharmacia and GlaxoSmithKline, who market Mirapex® and Requip® respectively, dopamine agonists indicated as primary therapy for Parkinson's disease. In the area of headache medications, our principal competitors include Novartis and Elan. We also compete with numerous manufacturers of over-the-counter headache medications.

The success of our products also depends in large part on the willingness of physicians to prescribe these products to their patients. Many of our competitors' products have achieved broad recognition and acceptance among medical professionals. In order to achieve an acceptable level of subscriptions for our products, we must be able to meet the needs of both the medical community and end users with respect to cost, efficacy and other factors.

Our business depends on the ability of consumers to obtain reimbursement

The success of our products in the US may depend in part upon the ability of consumers to obtain reimbursement from third-party health care payors, such as government and private insurance plans. We estimate that not more than 20% of the revenues generated by our product portfolio are derived from third-party payors. All of our products are currently authorized for reimbursement. However, third-party payors are increasingly attempting to contain health care costs by challenging the prices charged for medical products and services. Our Parkinson's disease product, Permax, is marketed primarily to seniors. There is additional increasing pressure to provide pricing discounts or benefits to seniors. If the regulatory environment changes, some or all of our products may not remain eligible for third-party reimbursement. In addition, even if reimbursement is available, the levels of reimbursement may not be sufficient to permit us to set prices at which we can realize an acceptable return on capital.

We may not be successful in developing new products or marketing existing products if we cannot meet extensive regulatory requirements for quality, safety and efficacy promulgated by the FDA and other regulatory agencies

Our product development activities generally involve the co-development of products with our strategic partners. The success of these efforts is dependent in part upon the ability of the products to meet and to continue to meet regulatory requirements in the jurisdictions where we and our development partners ultimately intend to sell such products. The development, manufacture and marketing of pharmaceutical products are subject to extensive regulation by governmental authorities in the US, the UK, Sweden, the European Union, Japan and elsewhere. In the US, the FDA generally requires pre-clinical testing and clinical trials of each drug to establish its safety and efficacy before its introduction into the market. Regulatory authorities in other jurisdictions impose similar requirements. The process of obtaining regulatory approvals is lengthy and expensive and the issuance of such approvals is uncertain. Even in circumstances where products are approved by a regulatory body for sale the regulatory or legal requirements may change over time, which may on occasions lead to the withdrawal of a product from the market due to concerns regarding matters such as safety. For example on November 6, 2000, the FDA issued a warning regarding all decongestant products containing the active ingredient PPA, and initiated steps to remove these products from the marketplace. The Company voluntarily removed four of its products that contained this ingredient and accepted returns totaling £893,000 (US$1,299,000) through December 31, 2001.

At present, four products containing our drug delivery technologies are in various stages of development. We expect that two of these products will be submitted for approval in the US and two will be submitted in Japan. Even if approvals are obtained, they may not be on the terms or have the scope or breadth necessary for the successful commercialization of such products. This could adversely affect our ability to receive future royalty payments from the sale of such products. Moreover, even after approval, a marketed drug and its manufacturer are subject to continual review. The discovery of previously unknown problems with a product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market, which would have a negative impact on our potential royalty stream.

Our current research and development activities include the development of applications for our DCV coating technology. In order to fully exploit this technology, we intend to pursue opportunities to develop an application for the US market. However, we have not yet submitted any products containing the DCV technology for approval by the FDA. This technology includes two components that have been approved in Europe. Often, if specific components of a new product have been approved in other jurisdictions, the FDA accepts such components when supported by a compilation of relevant information. Such information would include confidential data from the manufacturer as well as data generated by us or available in the public domain. However, at such time as any products incorporating DCV are submitted for approval, the FDA may determine that new data must be generated, notwithstanding the existence of supporting information. This could involve significant expense and delay. There is no certainty that the DCV components will be accepted solely on the basis of existing information.

We may not realize profits from the licensing of our drug delivery technologies if our strategic partners fail to commercialize the products that incorporate these technologies

Our research and development activities in Sweden focus on joint product development projects with third parties, involving the incorporation of our drug delivery technologies into compounds belonging to the third parties. In many cases, we are entitled to future royalty payments based on anticipated commercial sales of the products being developed. Typically, after development work is completed, our co-development partners are responsible for obtaining regulatory approvals and are given a license to manufacture the product and bring it to market within designated territories. We may also use additional licensees to commercialize the product in other territories. Our ability to realize royalties thus depends upon numerous factors that are exclusively within the control of the licensee.

These factors include:

  the availability of raw materials for these products;
  the ability to obtain regulatory approvals for the manufacture and sale of the products; and
  the successful manufacture and commercialization of the products.

In addition, licensees could decide to delay or discontinue the commercialization of products for financial or other business reasons. At present, three of our licensees have discontinued or significantly delayed marketing efforts for the products licensed to them. Aside from these inactive agreements, we currently have nine license agreements covering six products, with certain products being licensed to multiple parties in different territories. These agreements cover both development stage products and products currently on the market. We generate approximately 95% of our royalties from the licensing of the product diltiazem to three licensees. For the years ended December 31, 2001, 2000 and 1999, we received total diltiazem royalties of US$24,125, US$19,158 and US$20,828, respectively. If the companies to which we license our technologies fail to commercialize such products successfully, or if existing sales activities cease or materially decline, this could have an adverse affect on our future royalty payments.

For some products, we have also entered into distribution agreements under which we sell finished goods to distributors who are authorized to re-sell the product in a designated territory. Unlike our licensees, these distributors are not responsible for manufacturing the product. Therefore, risks relating to raw materials and successful manufacture are not applicable. However, the distributors do generally have responsibility for obtaining regulatory approvals and marketing the products within their territory. To this extent, our distribution arrangements are subject to the same risks that exist under our licensing agreements. In addition, we typically have no control over a distributor's decision to discontinue commercializing a product. If existing sales activities by our distributors cease or materially decline for any reason, this could adversely affect our future income stream. We currently have seven distribution agreements covering three products. Sales are taking place under six of these agreements, and the seventh is inactive due to the distributor's failure to obtain regulatory approval in the designated territory.

We may incur expenses under our ongoing product development contracts without receiving offsetting payments

In prior years, our revenues and profitability had been primarily dependent upon the fees that we received under license and development agreements with third parties. This dependency has diminished, as we have shifted our focus from product development to the marketing and sale of developed and approved products. However, our facility in Malmö (Sweden) continues to conduct research and development activities focused on oral delivery technologies. Currently, four oral delivery products are under development. In this area, we continue to rely upon periodic payments that are contingent on our attainment of regulatory approvals and/or achievement of technical and clinical milestones set forth in agreements with third parties. We may have to commit significant personnel and financial resources to meet these requirements. The failure to achieve, or delays in achieving, any required milestones or approvals can cause us to forfeit significant payments. Even if a milestone is achieved, the costs incurred may exceed the amount of the payment. We generally negotiate payments in advance based on estimates of how much work is required, and these estimates may prove to be too low. As a result, we may be unable to recoup our development expenses, which could adversely affect our profitability.

Our ability to generate revenues under our in-licensing agreements depends in part upon the financial condition of our licensors

Under our current in-licensing agreements, our ability to ultimately commercialize the licensed products is subject to the completion of the development programs for these compounds and the receipt of US regulatory approvals. In general, all or a substantial portion of the development costs are payable by our licensors, which include CeNeS and Laxdale Limited. The costs of developing and obtaining regulatory approvals for pharmaceutical products can be substantial. If our licensors are unable to maintain the financial and operational capability to complete their development efforts, we may not ever be able to generate revenues from the licensed products. We are aware that CeNeS currently has financial problems. In light of this, the Company and CeNeS are currently assessing the viability and funding of the development project with CeNeS.

Our ability to generate revenues under our in-licensing agreement with Laxdale Limited is contingent upon the development efforts of our licensor

We have entered into a license agreement with Laxdale Limited that gives us the U.S. marketing rights to LAX-101, a new molecular entity that is intended to treat Huntington's disease. This compound has achieved positive results in two separate Phase II studies and is currently undergoing Phase III clinical trials. Our ability to commercialize this product is dependent upon the success of Laxdale's further development efforts. Laxdale is responsible for conducting all tests and clinical trials needed in order to meet regulatory requirements, for obtaining applicable regulatory approvals, and for prosecuting the patent application with respect to this technology.

Our ability to derive any revenues under our licensing agreement is subject to all of the risks associated with obtaining regulatory approvals, and as a licensee we have limited ability to control the outcome of the development process. Even if Laxdale obtains the necessary approvals, the terms of the approvals may not have the scope or breadth needed for us to successfully commercialize products based on the technology.

We are dependent on patents, proprietary rights and confidentiality

Because of the significant time and expense involved in developing new products and obtaining regulatory approvals, it is very important to obtain patent and trade secret protection for new technologies, products and processes. The composition of matter patent for Permax having expired, two manufacturers have given notice of their intent to produce generic equivalents to this product. Although we intend to challenge the entry of these generics based on the infringement of other patents relating to Permax, we may not be successful in fending off generic competition. We currently own 144 issued patents and have 19 patent applications pending worldwide. Expiration dates of the issued patents range from 2002 to 2014. The patents expiring in 2002 are not considered to be material to our business. Our success depends in large part on our continued ability to:

  acquire patented products and technologies;
  obtain patents for our newly-developed products;
  maintain patent protection for both acquired and developed products;
  preserve our trade secrets; and
  operate without infringing the proprietary rights of third parties.

Although we believe that we make every effort to protect our intellectual property rights and ensure that our proprietary technology does not infringe the rights of other parties, we cannot ascertain the existence of all potentially conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against our products or technologies. In addition, third parties may be able to obtain patents that prevent the sale of our products or require us to obtain a license and pay significant fees or royalties in order to continue selling our products.

We may in the future discover the existence of products that infringe upon patents that we own or that have been licensed to us. Although we seek to protect our trade secrets and proprietary know-how through confidentiality agreements with our manufacturers, employees and consultants, we cannot prevent our competitors from breaching these agreements or independently developing or learning of our trade secrets.

Both the defense and prosecution of patent claims can be expensive and time-consuming. An adverse outcome could subject us to significant liabilities to third parties, requiring us to obtain licenses from third parties or cease our sales or research and development activities.

We anticipate that competitors may from time to time oppose our efforts to obtain patent protection for new technologies or to submit existing patented technologies for regulatory approvals. Competitors may seek to challenge patent applications or existing patents to delay the approval process, even if the challenge has little or no merit.

We may have to issue equity in the Company leading to shareholder dilution

To meet the Company's growth requirements new equity may have to be issued to raise the necessary finances or to fund new product acquisitions and/or development programs. We are already committed to issue equity to Laxdale upon the successful achievement of specified milestones for the LAX 101 development program. As part of our financing requirements new equity or convertible equity or debt instruments may be issued to new or existing shareholders. The creation of new shares would lead to dilution of the current shareholder base.

The loss of any key management or qualified personnel could disrupt our business

We are highly dependent upon the efforts of:

  our senior management;
  our US based sales and marketing team; and
  our Sweden-based scientific team.

The loss of the services of one or more members of senior management, the sales/marketing team or the scientific team could have a material adverse effect on us. As a small company with a streamlined management structure, the departure of any key person could have a significant impact and would be potentially disruptive to our business. In addition, because our operations are spread out geographically, it may not be practicable for existing management to take on responsibilities of any departing key employee. Furthermore, because of the specialized nature of our business, we are highly dependent upon our ability to attract and retain qualified sales, scientific, technical and key management personnel. There is intense competition for qualified personnel in the areas of our activities. In this environment we may not be able to continue to attract and retain the personnel necessary for the development of our business, particularly if we do not maintain profitability. Loss of the services of key sales, scientific and technical personnel, or the failure to recruit such personnel, would be detrimental to our marketing activities and development programs.

Simon Lee, formerly the Managing Director of Amarin Development AB, resigned his position as of April 30, 2002. We are actively seeking qualified candidates to fill this position. However, we may not be able to secure a suitable replacement on a timely basis, which could affect our ability to maintain progress on current development projects and to generate new opportunities in this area.

We have entered into an employment agreement with our Chief Executive Officer. The term of this agreement automatically renews on an annual basis, subject to each party's right to terminate upon six months' notice. Our officers and key employees in the US are employed on an at-will basis and are therefore not restricted from seeking employment elsewhere. Our officers and key employees in the UK, other than our CEO, are not employed for any specified period and are not restricted from seeking employment elsewhere, subject only to giving appropriate notice to the Company.

We are subject to continuing potential product liability

Risks relating to product liability claims are inherent in the manufacturing and marketing of our products. Any person who is injured as a result of using one of our products may have a product liability claim against us without having to prove that we were at fault. Since we distribute and sell our products to a wide number of end users, the risk of such claims could be material. Product liability claims could also be brought by persons who took part in clinical trials involving our products, including clinical trials of transdermal products carried out prior to the disposal of our transdermal business. We have obtained insurance against claims arising in the ordinary course of our business up to a limit of US$10 million. However, this may not adequately protect us if there is a high occurrence of claims in the future or if any future claims otherwise exceed the limits of our coverage. A successful claim brought against us in excess of our insurance coverage could have a material adverse effect on our business.

We may not be able to maintain product liability coverage on acceptable terms if our claims experience results in higher rates, or if product liability insurance otherwise becomes costlier because of general economic, market or industry conditions. If sales of our products increase materially, or if we add significant products to our portfolio, we will require increased coverage and may not be able to secure such coverage at reasonable rates.

The price of our ADSs may be volatile

The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market prices of the securities of many pharmaceutical and medical technology companies have been especially volatile in the past, and this trend can be expected to continue in the future. Our ADSs are also subject to volatility as a result of the relatively limited size of their trading market. With approximately 6.7 million ADSs outstanding, there is a risk that there may not be sufficient liquidity in the market to accommodate significant increases in selling activity or the sale of a large block of securities, either of which could result in price volatility. Additionally, there is a potential for additional Ordinary Shares to be converted into ADSs in quantities that may be substantial in relation to our public float, which could have a material impact on market price and create volatility. These factors increase the risk that the market price may be affected by factors such as:

    the announcement of new products or technologies;
    innovation by us or our competitors;
    developments or disputes concerning patent or proprietary rights;
    actual or potential medical results relating to our products or our competitors' products;
    interim failures or setbacks in product development;

    regulatory developments in the US, the European Union or other countries;
    currency exchange rate fluctuations; and
    period-to-period variations in our results of operations.

The rights of our shareholders may differ from the rights typically afforded to shareholders of a US corporation

We are incorporated under English law. The rights of holders of Ordinary Shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the Companies Act 1985, as amended by the Companies Act 1989, and by the Company's Memorandum and Articles of Association. These rights differ in certain respects from the rights of shareholders in typical US corporations. See "Share Capital - Description of Ordinary Shares." The principal differences include the following:

    Under English law, each shareholder present at a meeting has only one vote unless a valid demand is made for a vote on a poll, in which each holder gets one vote per share owned. Under US law, each shareholder typically is entitled to one vote per share at all meetings. You should be aware, however, that the voting of ADSs is further governed by the provisions of the deposit agreement with the depositary bank. See "Description of American Depositary Shares."
    Under English law, each shareholder generally has pre-emptive rights to subscribe on a proportionate basis to any issuance of shares. Under US law shareholders generally do not have pre-emptive rights unless specifically granted in the Certificate of Incorporation or otherwise.
    Under English law, certain significant transactions require the approval of 75% of the share holders, including amendments to the Memorandum and Articles of Association. This may make it more difficult for us to complete corporate transactions deemed advisable by the Board of Directors. Under US law, generally only majority shareholder approval is required to amend the Certificate of Incorporation or to approve other significant transactions.
    Under English law, shareholders may be required to disclose information regarding their equity interests upon our request, and the failure to provide the required information could result in forfeiture of a holder's shares, prohibitions on the transfer of the shares or restrictions on dividends and other payments. Comparable provisions generally do not exist under US law.

US shareholders may not be able to enforce civil liabilities against us

A number of our directors and executive officers are non-residents of the US, and all or a substantial portion of the assets of such persons are located outside the US. As a result, it may not be possible for investors to effect service of process within the US upon such persons or to enforce against them judgments obtained in US courts predicated up on the civil liability provisions of the federal securities laws of the US. We have been advised by our English solicitors, Nicholson, Graham & Jones, that there is doubt as to the enforceability in England, in original actions or in actions for enforcement of judgments of US courts, of civil liabilities to the extent predicated upon the federal securities laws of the US.

Foreign currency fluctuations may affect our financial results or cause us to incur losses

We record our transactions and prepare our financial statements in pound sterling. However, the majority of our revenues and expenditures are denominated in other currencies, principally US dollars and Swedish kronor. We anticipate over time that certain of our costs will be denominated in Euro rather than Swedish kronor, as a result of vendors requiring payment in Euros and the possible adoption of the Euro by Sweden. For purposes of preparing our financial statements, we translate foreign currency transactions and balances into pound sterling. As a consequence, the results reported in our financial statements are subject to the impact of currency fluctuations between the US dollar, Swedish kronor, Euro and pound sterling. From a cash standpoint, our currency hedging activities have been limited to denominating our borrowings in US dollars in order to reduce the risk of fluctuations in the dollar to pound sterling exchange rate. We believe this provides sufficient protection, since at present both our revenues and expenses are denominated primarily in US dollars. However, if we should increase the number of transactions conducted in other currencies, changes in the relation of the US dollar, Swedish kronor or Euro to the pound sterling may affect our revenues and operating margins. In general, we could incur losses if the currencies in which we receive revenues should become devalued relative to the currencies in which we incur expenses.

We cannot accurately predict the impact of future exchange rate fluctuations between the US dollar, Swedish kronor, Euro and the pound sterling on our financial statements or our revenues and operating margins. Additionally, fluctuations in the exchange rate between the pound sterling, Euro, Swedish kronor and the US dollar may also affect the book value of our assets and the amount of our shareholders' equity. Further, because our executive offices are located in the UK, economic and political conditions in the UK may directly affect our operations and therefore the market price of our ADSs.

ADDITIONAL INFORMATION

Memorandum and Articles of Association

The Company was formed as a private limited company under the Companies Act 1985 and reregistered as a public limited company on March 19, 1993. Under Article 4 of its Memorandum of Association, the Company's objects are to carry on the business of a holding company and to carry on any other business in connection therewith as determined by the Board of Directors. The Board of Directors may call General Meetings and General Meetings may also be called on the requisition of shareholders of the Company representing at least one tenth of the voting rights in General Meeting pursuant to section 368 of the Companies Act 1985.

Directors

At every Annual General Meeting, one-third of the directors must retire from office. The directors who shall retire shall include any director who wishes to retire, and any further directors who have been in office longest since their last election. A director who has elected to retire is not eligible for re-election. There is no age limit or requirement that directors retire at a specified age; however, if a director proposed for election or re-election has attained the age of 70, this fact must be disclosed in the notice of the meeting. Directors are not required to hold shares of the Company.

A director may serve as an officer or director of, or otherwise have an interest in, any company in which the Company has an interest. A director may not vote (or be counted in the quorum) on any resolution concerning his appointment to any office or any position from which he may profit, either with the Company or any other company in which the Company has an interest. A director is not prohibited from entering into transactions with the Company in which the director has an interest, provided that all material facts regarding the interest are disclosed to the board. Such director is not entitled to vote (or be counted in the quorum) on any resolution relating to the transaction in which he has an interest.

The Board of Directors has the authority to exercise all the powers of the Company to borrow money and issue debt securities. If at any time the Company's securities should be listed on the Official List of the London Stock Exchange, the Company's total indebtedness (on a consolidated basis) would be subject to a limitation of three times the total of paid up share capital and consolidated reserves.

Capital Stock

The Company's authorized capital stock is £55,000,000 divided into 500,000,000 Ordinary Shares of 10p each and 5,000,000 Preference Shares.

Ordinary Shares

In the following summary, a "shareholder" is the person registered in the Company's register of members as the holder of the relevant share(s). For those shares that have been deposited in the Company's American Depositary Receipt facility, Citibank N.A., as depositary or its nominee is deemed the shareholder.

Holders of Ordinary Shares are entitled to receive such dividends as may be declared by the board of directors. All dividends are declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid. To date there have been no dividends paid to holders of Ordinary Shares.

Holders of Ordinary Shares are entitled to participate in any distribution of assets upon a liquidation, subject to prior satisfaction of the claims of creditors and preferential payments to holders of outstanding Preference Shares.

Voting at any general meeting of shareholders is by a show of hands, unless a poll is demanded. A poll may be demanded by (i) the chairman of the meeting, (ii) at least two shareholders entitled to vote at the meeting, (iii) any shareholder or shareholders representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting, or (iv) any shareholder or shareholders holding shares conferring a right to vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. In a vote by a show of hands, every shareholder who is present in person at a general meeting has one vote. In a vote on a poll, every shareholder who is present in person or by proxy shall have one vote for every share of which they are registered as the holder. The quorum for a shareholders' meeting is a minimum of two persons, present in person or by proxy. To the extent the Articles provide for a vote by a show of hands in which each shareholder has one vote, this differs from US law, under which each shareholder typically is entitled to one vote per share at all meetings.

Unless otherwise required by law or the Articles, voting in a general meeting is by ordinary resolution. An ordinary resolution is approved by a majority vote of the shareholders present at a meeting at which there is a quorum. Examples of matters that can be approved by an ordinary resolution include the election of directors, the approval of financial statements, the declaration of final dividends, the appointment of auditors, the increase of authorized share capital, or the grant of authority to issue shares. A special resolution or an extraordinary resolution requires the affirmative vote of not less than three-fourths of the eligible votes. Examples of matters that must be approved by a special resolution include modifications to the rights of any class of shares, certain changes to the Memorandum or Articles of Association, or a winding-up of the Company.

English law provides that shareholders have pre-emptive rights to subscribe to any issuances of equity securities that are or will be paid wholly in cash. These rights may be waived by a special resolution of the shareholders, either generally or in specific instances, for a period not exceeding five years. This differs from US law, under which shareholders generally do not have pre-emptive rights unless specifically granted in the Certificate of Incorporation or otherwise.

There are no limitations under the Company's Memorandum or Articles of Association or under English law on the right of non-resident or foreign owners, as opposed to UK citizens, to hold or vote the Ordinary Shares.

Under Section 212 of the UK Companies Act of 1985, a public company may by notice in writing require a person who a company knows or has reasonable cause to believe to be or, at any time during the three years immediately preceding the date on which the notice is issued, to have been interested in the company's voting shares (a) to confirm the fact or (as the case may be) to indicate whether or not it is the case, and (b) where he holds or has during that time held an interest in voting shares, to give such further information as may be required pursuant to Section 212. The Company's Articles of Association provide that where the Company has served a notice under Section 212 of the UK Companies Act 1985 on a shareholder and the shareholder has failed to supply the required information the voting rights of the shareholder will be suspended. Under the Deposit Agreement pursuant to which the American Depositary Shares have been issued, a failure to provide certain information pursuant to a request submitted under Section 212 of the UK Companies Act 1985 may result in the forfeiture by the owner of the American Depositary Shares of rights to direct the voting of the Ordinary Shares underlying the American Depositary Shares and to exercise certain other rights with respect to the Ordinary Shares.

Preference Shares

The Preference Shares confer upon the holder the right to receive a fixed cumulative preferential dividend at the rate of 3% per annum and rank as to dividends in priority to any other shares issued by the Company. Each Preference Share of £1 is convertible into ten Ordinary Shares of 10 pence. The holders may not exercise the conversion rights for a period of two years following issuance, except with the Company's approval . Holders of the Preference Shares are entitled to attend general meetings of the Company and to vote in certain limited circumstances.

Variation of Rights

If at any time the Company's share capital is divided into different classes of shares, the rights of any class may be varied or abrogated with the written consent of the holders of not less than 75% of the issued shares of the class, or pursuant to an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At any such separate meeting the quorum shall be a minimum of two persons holding or representing by proxy one-third in nominal amount of the issued shares of the class, unless such separate meeting is adjourned, in which case the quorum at such adjourned meeting or any further adjourned meeting shall be one person. Each holder of shares of that class has one vote per share at such meetings.

Meetings of Shareholders

Annual General Meetings are convened upon advance notice of 21 days. Extraordinary General Meetings are convened upon advance notice of 21 days or 14 days depending on the nature of the business to be transacted.

Limitations on Ownership

There are no restrictions under the Memorandum and Articles of Association or under English law that limit the right of non-resident or foreign owners to hold or vote the Company's Ordinary Shares.

Disclosure of Interests

Under English Law, any person who acquires an equity interest above a "notifiable percentage" must disclose certain information to the Company regarding the person's shares. The applicable threshold is currently three percent. The disclosure requirement applies to both persons acting alone or, in certain circumstances, with others. After a person's holdings exceed the "notifiable" level, similar notifications must be made when the ownership percentage figure increases or decreases by a whole number.

In addition, English Law gives the Company the authority to require certain disclosure regarding an equity interest if it knows, or has reasonable cause to believe, that the shareholder is interested or has within the previous three years been interested in the Company's share capital. Failure to supply the information required may lead to disenfranchisement under the Articles of Association of the relevant shares and a prohibition on their transfer and on dividend or other payments. In this context, the term "interest" is broadly defined and will generally include an interest of any kind in shares, including the interest of a holder of an ADS.

The foregoing provisions differ from US law, which typically does not impose disclosure requirements on shareholders.

Material Contracts

During the two years prior to the date of this annual report, the Company entered into the following material contracts outside of the ordinary course of business:

Purchase Agreement, dated as of June 16, 2000, by and among Amarin Corporation plc and the Purchasers named therein. Pursuant to this agreement, the Company issued an aggregate of 38,333,334 Ordinary Shares to certain investors at US$0.30 per share (US$3.00 per ADS), which equates to an aggregate investment of US$11.5 million.

In connection with the private placement, the Company entered into a Placement Agent Agreement, dated June 16, 2000, with Sanders Morris Harris Inc. Pursuant to this agreement, the Company appointed Sanders Morris Harris as selling agent for the offering, and agreed to pay to Sanders Morris commissions ranging from 6% to 7% of the purchase price of all Ordinary Shares sold by it.

Also in connection with the private placement, the Company, the private placement investors and Elan entered into an Indemnity and Put Option Agreement. Pursuant to this agreement, Elan agreed to partially indemnify the Company against certain liabilities that it may incur in relation to transdermal contracts that were not assumed by Elan in connection with the acquisition of the Company's transdermal business. For purposes of this indemnity, the contracts have been classified into three designated groups. With respect to the first group of contracts, Elan will indemnify the Company for 50% of all liabilities in excess of US$1 million. With respect to the second group of contracts, Elan will indemnify the Company for all liabilities up to US$1 million and for 50% of all liabilities in excess of US$1 million. In each case the indemnification is available for a period beginning July 21, 2001 and ending December 21, 2002. Elan's indemnification obligation with respect to these two groups of contracts is subject to an aggregate limit of US$10 million. With respect to the third designated group of contracts, Elan has exercised an option not to provide the Company with any indemnification.

License Agreement dated November 24, 2000 with Laxdale Limited. Pursuant to this agreement, Laxdale granted the Company exclusive US rights to market LAX-101, a compound that is intended to treat Huntington's disease and certain other neuro-degenerative diseases. The license fee to Laxdale included a cash payment of US$1 million and the issuance of 6,507,971 Ordinary Shares. In connection with this License Agreement, the Company entered into a Registration Rights Agreement dated as of November 24, 2000 pursuant to which the Company agreed, at its expense, to file a registration statement under the Securities Act of 1933 with respect to the shares issued to Laxdale under the License Agreement.

Distributorship Agreement dated December 29, 2000 between the Company and CeNeS. Pursuant to this agreement, the Company obtained the exclusive US marketing rights to Moraxen, a product intended to treat severe pain associated with most forms of cancer. The Company paid an up-front license fee of US $450,000 and will pay royalties on future sales.

Co-Promotion Agreement, dated as of April 1, 2001, between the Company and TEAMM Pharmaceuticals, Inc. Pursuant to this agreement, TEAMM has agreed to promote Bontril and Motofen in consideration for incremental sales revenues based on a percentage of net sales in excess of annual forecasts agreed to by the parties.

Exclusive US marketing and distribution agreement, dated May 17, 2001 (as restated and amended on September 28, 2001) between Elan and the Company. Pursuant to this agreement the Company acquired the rights to Permax (pergolide mesylate) in the US for a period up to May 16, 2002 together with an option to acquire Elan's remaining rights in the US to Permax, in return for making specified option payments. Elan is the exclusive licensee from Eli Lilly and Company of the US rights to Permax which is approved by the Food and Drug Administration ("FDA") as an adjunctive treatment for Parkinson's disease.

Exclusive option agreement dated 19 May, 2001 between Elan and the Company. Pursuant to this agreement the Company has entered into an option agreement with Elan to acquire the U.S. rights to Zelapar, a fast-dissolving, novel formulation of selegiline tablets, in late-stage development for the treatment of Parkinson's disease.

Loan Agreement dated September 28, 2001 between Elan and the Company. Pursuant to this Agreement Elan issued a loan in the mount of US$45 million to the Company, bearing interest at a rate of LIBOR plus 2 percent per annum. The principal amount and all accrued interest are payable in full on September 30, 2002.

Stock and Intellectual Property Right Purchase Agreement dated November 30, 2001 by and among Abriway International S.A., Sergio Lucero, Francisco Stefano, Amarin Technologies S.A., Amarin Pharmaceuticals Company and the Company. Pursuant to this Agreement, the Company sold all of its shares of Amarin Technologies S.A., a majority-owned subsidiary, together with a patent held by Amarin Technologies, S.A., to a company formed by Amarin Technologies' local management team. The total consideration for the shares and patent was US$262,000. At the same time, the Company also entered into a Stock Purchase Agreement dated November 30, 2001 with Abriway Corporation plc and Beta Pharmaceuticals Corporation. Pursuant to this agreement the Company sold all of its shares of Beta Pharmaceuticals, a wholly-owned subsidiary, to the same local management team for nominal consideration. Beta also assumed approximately US$188,000 of indebtedness from Amarin pursuant to a Novation Agreement dated November 30, 2001 by and among Beta Pharmaceuticals Corporation, Amarin Technologies S.A. and the Company.

Exchange controls

There are currently no English laws, decrees or regulations that restrict the export or import of capital, including, but not limited to foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-UK resident holders of American Depositary Shares.

Taxation

The following is a summary of certain US federal income tax and UK tax consequences applicable to ownership and disposition of American Depositary Shares by a beneficial owner resident in the US and not resident in the UK for purposes of the current double taxation convention (the "Income Tax Convention") between the US and the UK relating, among other things, to taxes on income and capital gains (such beneficial owner of an American Depositary Share hereinafter referred to as a "US Holder"). The summary is based on current law and practice and current UK tax law and practice as of the date of this annual report and is subject to any changes to US law or practice or UK tax law or practice occurring after that date. The summary expressed herein has no binding effect or official status; a court might reach a contrary conclusion with respect to the issues discussed below if the conclusions were contested. Holders of American Depositary Shares are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US state and local laws, of the ownership and disposition of American Depositary Shares or the Ordinary Shares by consulting their own tax advisors.

For purposes of the Income Tax Convention, the current US-UK convention for the avoidance of double taxation under state and gift taxes (the "Estate Taxes Convention") and the US Internal Revenue Code of 1986, as amended (the "Code"), US Holders of American Depositary Shares will be treated as the beneficial owners of the underlying Ordinary Shares that are represented by such American Depositary Shares evidenced by American Depositary Receipts.

This summary does not address the UK tax consequences to a US Holder that is resident (or, in the case of an individual, resident or ordinary resident) for UK tax purposes in the UK or that carries on business in the UK through a branch or agency. Such a US Holder may be subject to UK tax if, among other things, such holder receives a dividend in respect of Ordinary Shares or when such holder disposes of American Depositary Shares.

Taxation of Capital Gains

A US Holder will, upon the sale or exchange of an American Depositary Share or an Ordinary Share, recognize gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realized and the US Holder's tax basis in the American Depositary Share. Such gain or loss will be in capital gain or loss if the American Depositary Share was a capital asset in the hands of the US Holder and will be long-term capital gain or loss if the American Depositary Share has been held for more than one year on the date of the sale or exchange. The deductibility of capital losses is subject to limitations.

A holder of American Depositary Shares that is not resident (or, in the case of an individual, not resident or ordinarily resident) in the UK will not normally be liable for UK taxation on capital gains realized on the sale of such holder's American Depositary Share unless such US Holder carries on a trade in the UK through a branch or agency and such American Depositary Share is or has been used, held or acquired by or for the purposes of such trade, branch or agency or use in or for the purpose of such trade.

A US citizen who is resident or ordinary resident in the UK, a US corporation which is also resident in the UK because its business is managed or controlled there, and a US resident individual or US corporation that carries on a trade or business through a permanent establishment in the UK and that acquires or holds an American Depositary Share in connection with that permanent establishment may be subject to both US and UK tax on its capital gains upon disposition of the American Depositary Share. Subject to certain limitations, however, the US tax laws would permit a tax credit against US federal income tax liability in the amount of any UK tax paid on the gain.

Estate and Gift Tax

UK Inheritance Tax is a tax levied at death on the value of an individual's estate at death plus the value of any gifts made within seven years of death. It may also apply to certain lifetime transfers or to property comprised in a trust or settlement. An American Depositary Share held by an individual whose domicile is determined to be the US for purposes of the Estate Tax Convention will not be subject to UK inheritance tax on the individual's death or on a lifetime transfer of the American Depositary Share except if the individual is a national of the UK, in certain cases where the American Depositary Share is placed in trust by a settler that is not domiciled in the US or is a national of the UK and in the exceptional case where the American Depositary Share is part of the business property of a UK permanent establishment of an enterprise or pertains to a UK fixed base of an individual used for the performance of independent personal services. The Estate Tax Convention generally provides a credit for the amount of any tax paid in the UK against the US federal tax liability in a case where the American Depositary Share is subject both to UK inheritance tax and to US federal estate or gift tax.

Stamp Duty and Stamp Duty Reserve Tax

UK stamp duty is payable in respect of certain documents and the UK Stamp Duty Reserve Tax ("SDRT") is imposed in respect of certain transactions in securities. Transfers of Ordinary Shares will be subject to ad valorem stamp duty at the rate of £0.50 per £100 (or part of £100) of the full consideration given irrespective of the identity of the parties to the transfer and the place of execution of any instrument of transfer.

There is generally no ad valorem stamp duty on a gift or an instrument of transfer which is neither a sale nor made in contemplation of sale. In those cases, the instrument of transfer will either be exempt from stamp duty or a fixed stamp duty of £0.50 per instrument of transfer will be payable.

An agreement to transfer the Ordinary Shares or any interest therein (but not an agreement to transfer an interest in an American Depositary Share) for money or money's worth will normally give rise to a charge to SDRT at the rate of £0.50 per £100 (or part of £100) of the amount or value of the consideration given. The SDRT would generally be the liability of the purchaser. SDRT will be applied to agreements to transfer Ordinary Shares between non-UK residents which are not completed by an instrument of transfer.

Charges to stamp duty or SDRT at the rate of £1.50 per £100 (or part of £100) of the transfer price or value or of the issue price will generally arise on the transfer or issue of Ordinary Shares to, or a deposit of Ordinary Shares with, the Custodian for the Ordinary Shares or the Depositary or certain persons providing clearance services (or their nominees or agents) and will be payable by the Depositary. Under provisions contained in the 1996 UK Finance Act, as from July 1, 1996, persons providing clearing services will be able to opt for the normal SDRT charges to apply to transactions within the service instead of the 1.5% charge on transfers into the service.

No UK Stamp Duty will be payable on the acquisition of American Depositary Shares representing Ordinary Shares or on any subsequent transfer of American Depositary Shares, provided that the American Depositary Shares and any separate instrument of transfer are executed and retained at all times outside the United Kingdom. A transfer of an American Depositary Share in the US will not give rise to UK Stamp Duty. A transfer of an American Depositary Share in the UK will attract duty at a rate of up to 50p per £100 (or part of £100) of value of such American Depositary Share. A transfer of Ordinary Shares in registered form (which could include a transfer from the Depositary to an American Depositary Shareholder) could result in an ad valorem Stamp Duty at the rate of 50p per £100 (or part of £100) of value of such Ordinary Shares. Ad valorem Stamp Duty does not apply to gifts or on a transfer from nominee to beneficial owner (the nominee having at all times held the Ordinary Shares on behalf of the transferee) under which no beneficial interest passes and which neither is a sale nor arises under a contract of sale nor is in contemplation of sale, but in these cases a fixed 50p Stamp Duty charge will be payable. The amount of Stamp Duty payable is generally calculated at the applicable rate based on the purchase price of the Ordinary Shares.

Passive Foreign Investment Company Status

Because the Company will receive interest income and may receive royalties, the Company may be a Passive Foreign Investment Company ("PFIC") for US Federal Income Tax purposes. Under current rules, the Company will be a PFIC if either 75% or more of its gross income in a tax year is passive income or the average percentage of its assets (by value) which produce or are held for the production of passive income is at least 50%. The Company will monitor its status and will, promptly following the end of any taxable year for which it determines it was a PFIC, notify US Holders of such status.

If the Company is a PFIC, the direct and certain indirect US Holders must either (i) elect to report currently their pro rata share of the Company's ordinary earnings and net capital gain even if they do not receive distributions from the Company ( the "qualified election"), or (ii) upon disposition of the Ordinary Shares or American Depositary Shares or receipt of an "excess distribution" (as defined in the Code), be subject generally to tax as if the gain or distribution were ordinary income earned ratably over the period in which the Ordinary Shares or American Depositary Shares were held (including payment of an interest charge on the deferred tax) and face other adverse tax consequences.

The qualified election is made on a shareholder-by-shareholder basis. Each shareholder should consult with its own tax advisor to decide whether to make the qualified election. This election is made by attaching the shareholder election statement, the PFIC annual information statement and Form 8621 to such shareholder's timely filed income tax return with a copy of the shareholder election statement being sent to the Internal Revenue Service Center, P.O. Box 21086, Philadelphia, Pennsylvania 19114. If the Company is (or under the circumstances described above, was) a PFIC, copies of the Form 8621 must also be filed every year, both with such shareholder's tax return and with the Internal Revenue Service Center in Philadelphia, whether or not the qualified election is made. The Company will supply the PFIC annual information statement to any shareholder or former shareholder who requests it and to all shareholders of record at any time in any PFIC year.

A shareholder may recognize foreign currency gain or loss, if any, with respect to income included if the "qualified election" is made at the time it received an actual distribution from the Company.

US Holders should consult their tax advisors as to the applicable law in any year in which the Company is a PFIC.

THE SUMMARY OF US AND UK TAX CONSEQUENCES SET FORTH ABOVE IS BASED ON THE INCOME TAX CONVENTION AND ESTATE TAX CONVENTION, US LAW, UK LAW AND UK INLAND REVENUE PRACTICE, ALL AS THEY EXIST AS OF THE DATE OF THIS ANNUAL REPORT. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS THAT MAY BE RELEVANT TO HOLDERS OF AMERICAN DEPOSITARY SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES. IN PARTICULAR, IT DOES NOT ADDRESS THE CONSEQUENCES TO HOLDERS OF AMERICAN DEPOSITARY SHARES RESIDENT OR DOMICILED IN THE UK OR DOING BUSINESS IN THE UK. HOLDERS OF AMERICAN DEPOSITARY SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF AND THE OWNERSHIP, CONVERSION AND DISPOSITION OF AMERICAN DEPOSITARY SHARES.

Documents on Display

The Company files reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Any materials filed with the SEC may be copied and read at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. This annual report and subsequent public filings with the SEC will also be available on the website maintained by the SEC at www.sec.gov.

The Company provides Citibank N.A., as depositary under the deposit agreement between the Company, the depositary and registered holders of the American Depositary Receipts evidencing ADSs, with annual reports, including a review of operations, and annual audited consolidated financial statements prepared in conformity with generally accepted accounting principles in the UK, together with a reconciliation of net income/(loss) and total shareholders' equity to generally accepted accounting principles in the US. Upon receipt of these reports, the depositary is obligated to promptly mail them to all record holders of ADSs. The Company also furnishes to the depositary all notices of meetings of holders of Ordinary Shares and other reports and communications that are made generally available to holders of Ordinary Shares. The depositary undertakes to mail to all holders of ADSs a notice containing the information contained in any notice of a shareholders' meeting received by the depositary, or a summary of such information. The depositary also undertakes to make available to all holders of ADSs such notices and all other reports and communications received by the depositary in the same manner as the Company makes them available to holders of Ordinary Shares.

AMARIN CORPORATION PLC AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
AMARIN CORPORATION PLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows present fairly, after the restatement described in Notes 1 and 27, in all material respects, the financial position of Amarin Corporation plc and its subsidiaries at December 31, 2001, December 31, 2000 and December 31, 1999, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles which, as described in Note 1, are generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America and in the United Kingdom, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The consolidated financial statements were prepared in accordance with the accounting policies set out on pages F-7 to F-11 and comply with generally accepted accounting principles in the United Kingdom, which differ in certain significant respects from generally accepted accounting principles in the United States of America as set out in Note 27, as restated, of the notes to the consolidated financial statements.

PRICEWATERHOUSECOOPERS
Chartered Accountants and Registered Auditors
Cambridge, England

March 28, 2002

AMARIN CORPORATION PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

	Year ended December 31	Year ended December 31	Year ended December 31

	1999	2000	2001

	£’000	£’000	£’000
Net revenues
Royalties	1,481	1,467	1,559
Product sales	3,329	8,166	33,792
Licensing and development fees	103	817	1,472
Services	80	76	104

Total revenues from continuing operations	4,993	10,526	36,927

Cost of revenues	2,630	3,089	14,734

Gross profit	2,363	7,437	22,193

Operating expenses
Research and development	3,918	3,367	2,841
Selling, marketing and administrative expenses	2,859	5,839	22,839

Total operating expenses	6,777	9,206	25,680

Operating loss from continuing operations	(4,414)	(1,769)	(3,487)
Interest (expense)/income (net)	(1,008)	351	251

Loss from continuing operations before income taxes	(5,422)	(1,418)	(3,236)
Income taxes attributable to continuing operations	17	(229)	(283)

Loss from continuing operations	(5,405)	(1,647)	(3,519)
Discontinued operations:
(Loss)/income on discontinued operations (Note (2))	(6,935)	2,588	1,193
Profit/(loss) on disposal of discontinued activities (Note (2))	16,105	759	(893)
Exceptional costs (Note (6))	(1,060)	—	—
Income taxes attributable to discontinued operations	—	—	(50)

Net income/(loss) for the year	2,705	1,700	(3,269)

Other comprehensive income
Transfer of warrant proceeds reserve	—	705	—
Foreign currency translation adjustments	(53)	14	(23)

Total comprehensive income/(loss)	2,652	2,419	(3,292)

	Year ended December 31	Year ended December 31	Year ended December 31

	1999	2000	2001

	£	£	£
Earnings per share
Continuing operations	(0.36)	(0.04)	(0.05)
Discontinued operations	0.54	0.08	—

Basic net income/(loss) per share	0.18	0.04	(0.05)

Continuing operations	(0.36)	(0.04)	(0.05)
Discontinued operations	0.54	0.08	—

Diluted net income/(loss) per share	0.18	0.04	(0.05)

	1999	2000	2001

	’000	’000	’000
Weighted average shares used in computing basic per share amounts	15,014	39,531	71,247

Weighted average shares used in computing diluted per share amounts	17,544	86,089	120,353

The accompanying Notes are an integral part of these Consolidated Financial Statements.

AMARIN CORPORATION PLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Note 1)

	December 31	As at December 31	December 31

	1999	2000	2001

	£’000	£’000	£’000
A S S E T S
Cash	994	1,348	20,688
Accounts receivable, net (Note (15))	2,430	2,856	4,960
Accounts receivable from related parties (Note (15))	1,840	50	—
Inventories, net (Note (13))	2,112	1,878	2,438
Prepaid expenses	74	227	448
Investments (Note (14))	19	10,064	44

Total current assets	7,469	16,423	28,578
Intangibles (Note (9))	12,413	15,119	32,378
Property, plant and equipment, net (Note (10))	1,007	960	1,530

Total assets	20,889	32,502	62,486

L I A B I L I T I E S
Current liabilities
Accounts payable	2,210	1,226	2,075
Short-term debt (Note (17))	278	—	118
Short-term debt owed to related parties (Note (17))	5,273	—	30,919
Current portion of finance leases and purchase contracts	105	166	97
Other current liabilities (Note (16))	4,545	1,645	3,693

Total current liabilities	12,411	3,037	36,902
Long-term debt (Note (19))	336	419	—
Long-term debt owed to related parties (Note (19))	—	5,847	4,466
Finance leases and purchase contracts (Note (18))	247	94	—
Provision for deferred taxes (Note (20))	356	—	—
Other long term creditors (Note 20(A)	—	151	77
Provision for restructuring (Note (6))	—	2,108	669

Total liabilities	13,350	11,656	42,114

Commitments and contingencies (Note (23))
S H A R E H O L D E R S ’ E Q U I T Y ( N o t e ( 2 1 ) )
Ordinary shares of 10 pence par value 500,000,000 shares authorized, 76,743,893 (US$11,169,000) issued and outstanding at December 31, 2001; 500,000,000 shares authorized, 68,145,760 (US$10,180,000) issued and outstanding at December 31, 2000; and 500,000,000 authorized, 19,014,462 (US$3,064,000) issued and outstanding at December 31, 1999	1,901	6,814	7,674

3% cumulative convertible preference shares of 100 pence par value 5,000,000 shares authorized, 4,129,819 (US$6,011,000) issued and outstanding at December 31, 2001; 5,000,000 shares authorized, 4,129,819 (US$6,304,000) issued and outstanding at December 31, 2000; and 5,000,000 authorized, 4,129,819 (US$6,656,000 issued and outstanding at December 31, 1999	4,130	4,130	4,130
Additional paid-in capital.	30,316	36,062	38,144
Merger and other reserves	(322)	(1,027)	(1,027)
Accumulated deficit	(28,486)	(25,133)	(28,549)

Total shareholders’ equity	7,539	20,846	20,372

Total liabilities and shareholders’ equity	20,889	32,502	62,486

The accompanying notes are an integral part of these Consolidated Financial Statements.

AMARIN CORPORATION PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary shares		Preferences shares

	Number	Amount	Number	Amount	Additional paid-in capital	Merger and other reserves	Accumulated deficit	Share- holders’ equity total

	’000	£’000	’000	£’000	£’000	£’000	£’000	£’000
Balance at December 31, 1998	14,972	1,497	—	—	20,780	(322)	(31,146)	(9,191)
Ordinary shares issued	4,042	404	—	—	854	—	—	1,258
Preference shares issued	—	—	4,130	4,130	8,682	—	—	12,812
Share option compensation	—	—	—	—	—	—	8	8
Foreign currency translation adjustment	—	—	—	—	—	—	(53)	(53)
Net income	—	—	—	—	—	—	2,705	2,705

Balance at December 31, 1999	19,014	1,901	4,130	4,130	30,316	(322)	(28,486)	7,539
Dividends accrued: 3% cumulative convertible preference shares	—	—	—	—	—	—	(124)	(124)
Ordinary shares issued	49,132	4,913	—	—	5,746	—	—	10,659
Share option compensation	—	—	—	—	—	—	1,058	1,058
Reserve transfer	—	—	—	—	—	(705)	705	—
Foreign currency translation adjustment	—	—	—	—	—	—	14	14
Net income							1,700	1,700

Balance at December 31, 2000	68,146	6,814	4,130	4,130	36,062	(1,027)	(25,133)	20,846
Dividends accrued: 3% cumulative convertible preference shares	—	—	—	—	—	—	(124)	(124)
Ordinary shares issued	8,598	860	—	—	2,082	—	—	2,942
Foreign currency translation adjustment	—	—	—	—	—	—	(23)	(23)
Net income	—	—	—	—	—	—	(3,269)	(3,269)

Balance at December 31, 2001	76,744	7,674	4,130	4,130	38,144	(1,027)	(28,549)	20,372

The accompanying Notes are an integral part of these Consolidated Financial Statements.

AMARIN CORPORATION PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31	Year ended December 31	Year ended December 31

	1999	2000	2001

	£’000	£’000	£’000
Cash flows from operating activities
Operating profit/(loss) including discontinued activities	(10,935)	2,927	(3,029)

Adjustments to reconcile operating loss to net cash used in operating activities:
Depreciation of tangible fixed assets	781	439	394
Amortisation of intangible fixed assets	654	1,181	14,177
(Gain)/loss on sale of property, plant and equipment	(5)	(28)	9
Changes in assets and liabilities
Inventories	534	286	(560)
Accounts receivable	(836)	2,003	(2,578)
Prepaid expenses and accrued income	(5)	(31)	23
Accounts payable	2,491	(203)	1,321
Other current liabilities	1,547	(3,043)	1,801
Exchange differences	(3)	—	112

Total adjustments	5,158	604	14,699

Net cash (used in)/provided by operating activities	(5,777)	3,531	11,670
Returns on investments and payment for interest
Interest received	30	454	526
Interest paid	(216)	(179)	(287)
Interest on finance leases and purchase contracts	(57)	(15)	(9)

Net cash (used in)/provided by returns on investments and payment for interest	(243)	260	230

Taxation
Taxation received/(paid)	125	(30)	(284)

Cash flows from investing activities
Purchase of equipment	(80)	(457)	(1,027)
Purchase of intangible fixed assets from related party	(11,634)	—	(32,349)
Purchase of intangible fixed assets	—	(3,887)	(36)
Cash eliminated on sale of South American transdermal business	—	—	(91)
Sale of property, plant and equipment	355	68	7
Proceeds on sale of UK transdermal business to related party	12,564	4,635	—

Net cash provided by/(used in) investing activities	1,205	359	(33,496)

Cash flows from management of liquid resources
Proceeds on sale of current asset investments	243	242	—
(Decrease)/increase in short term deposits with banks	—	(10,020)	10,020

Net cash provided by/(used in) management of liquid resources	243	(9,778)	10,020

Cash flows provided by financing activities
Issuance of ordinary shares	17	6,382	2,746
Expenses on issuance of ordinary shares	—	—	(223)
Restructuring costs paid	(917)	—	(704)
(Repayment)/proceeds of bank loans	2,965	(5)	(1,493)
Payments under lease and purchase contracts	(257)	(92)	(163)
New bank and other loans	2,598	—	30,919
Borrowings under short term loan arrangements, net	—	—	118

Net cash (used in)/provided by financing activities	4,406	6,285	31,200

Net (decrease)/increase in cash	(41)	627	19,340

Cash at beginning of year	762	721	1,348
Cash at end of year	721	1,348	20,688

Net (decrease)/increase in cash	(41)	627	19,340

The accompanying Notes are an integral part of these Consolidated Financial Statements.

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The operations of Amarin Corporation plc and its subsidiaries (the “Company”) are conducted within one business segment and consist principally of the marketing and distribution of pharmaceutical products and the research and development of new drug delivery systems.

1. Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom (“UK GAAP”). A summary of the more important accounting policies, which have been reviewed by the Board of Directors in accordance with Financial Reporting Standard (“FRS”) 18 “Accounting Policies” and have been applied consistently, is set out below. These accounting policies differ in certain significant respects from United States generally accepted accounting principles as set out in Note (27) of these consolidated financial statements. Net income for the year ended December 31, 2000 has been restated to reclassify accrued cumulative preferred dividends below net income.

Basis of preparation

The Directors have reviewed budgets and cashflow forecasts for the forthcoming year, which include the requirement to settle the short term liability of US$45,000,000 (see Note (20)) which falls due at the end of September 2002. The Directors currently plan to secure additional funds, by raising further finance or by entering into commercial agreements, which together with operating cashflows would enable the Company to meet its financial obligations over the twelve month period from the date of approval of the financial statements. Accordingly, these financial statements have been prepared on the going concern basis.

Basis of accounting

The consolidated financial statements have been prepared in accordance with the historical cost convention, as modified by the impairment of certain intangible fixed assets in accordance with applicable accounting standards and our stated accounting policy.

Basis of consolidation

The consolidated financial statements include Amarin Corporation plc and all its subsidiary undertakings (as set out in Note (12)). The results of subsidiaries acquired or disposed of during the year are included in consolidated statement of operations from the date of their acquisition or up to the date of disposal. All intercompany accounts and transactions are eliminated fully on consolidation.

Associated undertakings

The Company’s share of profits less losses of associated undertakings is included in the consolidated profit and loss account and the Company’s share of their net assets is included in the consolidated balance sheet.

Fixed and current asset investments

Fixed and current asset investments are accounted for at the lower of cost or estimated fair value.

Goodwill and intangible fixed assets

Goodwill arising on consolidation represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Intangible fixed assets and goodwill arising are capitalised and amortised on a straight line basis over the shorter of their estimated useful economic lives or associated contract life not exceeding 20 years.

Intangible fixed assets are stated at cost, being their purchase cost, together with any incidental expenses of acquisition.

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Evaluation of assets for impairment

The Company reviews its long-lived assets for possible impairment by comparing their discounted expected future cash flows to their carrying amount. An impairment loss is recognised if the discounted expected future cash flows are less than the carrying amount of the asset and the impaired asset is written down to its recoverable amount.

Provision is made against the carrying value of tangible or intangible fixed assets where an impairment in value is deemed to have occurred.

Tangible fixed assets, depreciation and amortisation

Tangible fixed assets are stated at cost, being their purchase cost, together with any incidental expenses of acquisition.

Depreciation is calculated so as to write off the cost of tangible fixed assets less their estimated residual values, on a straight line basis over the expected useful economic lives of the assets concerned. The useful economic lives for this purpose are:

Plant and equipment	5-10 years
Motor vehicles	4 years
Computer equipment	3 years
Furniture, fixtures and fittings	5 years

Leasehold buildings are amortised over the period of the lease.

Foreign currencies

Differences on exchange arising from the translation of the opening net investment in subsidiary companies are taken to reserves and reported as Other Comprehensive Income.

Assets and liabilities expressed in foreign currencies are translated into pounds sterling at rates of exchange existing at the end of the fiscal year. Transactions settled during the year are translated into pounds sterling at the exchange rate in effect at the date of the transaction. These foreign exchange differences are taken to operating expenses within net income in the year in which they arise.

Financial instruments

Current asset investments are stated at the lower of cost or market value. Gains or losses on sale of such items will be recognised in the period in which the transaction takes place.

All borrowings are initially stated at the amount of consideration received. Finance costs are charged to the profit and loss account over the term of the borrowing and represent a constant proportion of capital repayment outstanding.

Research and development expenditure

Research and development costs are expensed as incurred.

For a number of products under development, revenue is triggered under license agreements by the submission of registration dossiers once trials have been completed, or simply by evidence of trials’ results alone. In these circumstances it is the Company’s policy that the direct external costs of specific trials required to fulfill these criteria will be carried forward as work in progress in inventories up to the value of the revenue to be generated, where that income is expected to be received within twelve months of the balance sheet date.

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Advertising costs

The Company has adopted an accounting policy for advertising costs whereby they are expensed as incurred. For the year ended December 31, 2001 costs incurred were £589,000 (US$857,000); December 31, 2000, £126,000 (US$188,000); December 31, 1999 £54,000 (US$87,000)).

Inventories

Inventories and work in progress are stated at the lower of cost or net realisable value. In general, cost is determined on a “first in, first out” basis and includes transport and handling costs. In the case of manufactured products, cost includes all direct expenditure and production overheads based on the normal level of activity. Where necessary, provision is made for obsolete, slow moving and defective inventories.

Finance and operating leases

Costs in respect of operating leases are charged on a straight line basis over the lease term. Where fixed assets are financed by leasing arrangements, which transfer to the Company substantially all the benefits and risks of ownership, the assets are treated as if they had been purchased outright and are included in tangible fixed assets. The capital element of the leasing commitments is shown as obligations under finance leases. The lease rentals are treated as consisting of capital and interest elements. The capital element is applied to reduce the outstanding obligations and the interest element is charged against income in proportion to the reducing capital element outstanding. Assets held under finance leases are amortised over the shorter of the lease terms or useful lives of equivalent owned assets.

Revenues

Revenues exclude value added tax, sales between companies and trade discounts. Revenues from pharmaceutical product sales now comprise the main element of the Company’s revenue. This revenue represents the invoice value of products delivered to the customer, less discounts. The Company makes provisions for product returns based on the specific product by product sales history and the value of product returns is taken as a deduction from revenue. Revenues are broken down into four categories: licensing and development fees, royalties, product sales, and services.

Income under license and development agreements is recognised using the lesser of non-refundable cash received or the result achieved using percentage-of-completion accounting. This method is based upon the cost of efforts since the contract’s commencement up to the reporting date, divided by the total expected research and development costs from the contract’s commencement to the end of the development arrangements, multiplied by the total expected contractual payments under the arrangement. In many of the Company’s contracts a portion of the revenues due consist of contingent milestone payments which become payable upon the achievement of specified contractual milestones. The Company defers all revenues associated with these milestones until the related performance conditions are met. The Company’s license arrangements may also contain up-front non-refundable payments. These payments are deferred and recognised over the longer of the expected performance perio d or the contract term. Subsequent to the disposal of the transdermal patch business assets and liabilities, licensing and development fees have become a less significant portion of revenues in 2000 and 2001.

Royalty income is recognised when earned, based on related sales of products under agreements providing for royalties and is included under the heading “royalties and product sales”. Income recorded under the heading “services” represents fees for analytical and microbiological testing services.

Revenues from services are recognised when the Company has obtained persuasive evidence of an arrangement, the price of the service is fixed and determinable, delivery has occurred and collectability is reasonably assured.

Deferred taxation

Tax deferred or accelerated is accounted for in respect of all material timing differences to the extent that it is probable that a liability or asset will crystallise.

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Pension costs

The Company contributes a fixed percentage of certain employees’ gross salary to defined contribution money purchase pension schemes. The pension costs charged against profit represent the amount of contributions payable to the pension scheme in respect of the accounting period. The Company provides no other post retirement benefits to its employees.

Short term investments

Bank deposits which are not repayable on demand are treated as short term investments in accordance with Financial Reporting Standard 1. Movements in such investments are included under “Management of liquid resources” in the Company’s cash flow statement.

Stock schemes

In accordance with the provisions of UK Urgent Issues Task Force Abstract 17 (“Employee share schemes”), the Company makes charges to the profit and loss account when options are granted, the charge being the estimated market value of the stock at the date of grant less the exercise price of the options. The charge is then credited back to reserves. Employer’s National Insurance and similar taxes arise on the exercise of certain share options. In accordance with UK Urgent Issues Task Force Abstract 25 (“National Insurance contributions on share option gains”) a provision is made, calculated using the market price at the balance sheet date, pro-rated over the vesting period of the options.

Use of estimates

The preparation of financial statements in conformity with UK GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The value of the Company’s patent and proprietary rights will be affected by its ability to obtain and preserve patent protection for its products and trade secrets, and by the emergence of competing technologies over time. In particular, the value of the Intangible Assets described in Note (9) could be severely affected by changes in the status of the Company’s patent and proprietary rights.

In addition, as the Company’s products are highly regulated, any withdrawal of approval could impact the carrying value of the inventory.

Nature of Operations

The principal activities of the Company comprise the marketing and distribution of pharmaceutical products and the research and development of new drug delivery systems. Currently the Company’s principal products consist of a portfolio of products which were acquired on September 29, 1999 from Elan Pharmaceuticals Inc, a related party, (see Note (25)). During 2001 the Company entered the neurology market with the acquisition of the exclusive US marketing and distribution rights to Permax®, a product approved by the US Food and Drug Administration (“FDA”) as a treatment for Parkinson’s disease. The Company has an option to acquire continuing marketing and distribution rights to Permax® subject to making specified option payments (see Note (25)).

An analysis of performance by geographical segment is given in Note (3).

Restatement of comparatives

During the period ended December 31, 2001 the Company sold its 99.16% share in its South American transdermal patch business. Consequently, this business has been shown in the statement of operations as a discontinued operation and the comparatives have been restated to be consistent with this.

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Recent accounting policies

UK pronouncements

Financial Reporting Standard (“FRS”) No 17 “Retirement benefit” has been adopted with no resulting change in presentation, because the Company does not have any defined benefit schemes.

FRS No 18 “Accounting policies” has been adopted in the preparation of the financial statements, with no resulting change in presentation.

FRS No 19 “Deferred tax” was not adopted in 2001 and will be adopted in the next accounting period in line with the effective date of this standard.

2. Discontinued operations

	Year ended December 31	Year ended December 31	Year ended December 31

	1999	2000	2001

	£’000	£’000	£’000

Profit on sale of UK transdermal patch business assets and liabilities	16,105	759	—
Loss on sale of South American transdermal patch business	—	—	(893)

	16,105	759	(893)

On December 30, 1999 the Company and its subsidiary Ethical Pharmaceuticals (UK) Ltd concluded an asset sale and purchase agreement with two wholly owned subsidiaries of Elan Corporation plc (“Elan”), a related party, for the disposal of the Company’s UK transdermal patch business. The UK transdermal patch business was discontinued with effect from that date.

An additional profit of £759,000 for the year ended December 31, 2000 was realised and this relates to the reversal of a payable balance which was paid on behalf of the Company by Elan. The Company is not obliged to repay Elan any of this amount.

On November 30, 2001 the Company and its subsidiary, Amarin Pharmaceuticals Company Limited, concluded the sale of its 99.16% share of its South American transdermal patch product development business comprising the Company’s entire interest in the business. The South American transdermal patch business was discontinued from that date.

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The consolidated statement of operations contains a combined profit/(loss) on discontinued operations calculated as follows:

	Year ended December 31	Year ended December 31	Year ended December 31

	1999	2000	2001

	£’000	£’000	£’000
Revenue
Royalties and product sales	3,617	3,072	2,036
Licensing and development fees	(143)	3,870	146
Services	96	71	43

Total revenues from discontinued operations	3,570	7,013	2,225

Operating expenses
Direct costs	2,207 *	1,403	1,004
Research and development	6,915	479	306	**
Selling, general and administrative expenses	969	435	457

Total operating expenses from discontinued operations	10,091	2,317	1,767

Operating (loss)/profit	(6,521)	4,696	458
Exceptional cost of restructuring	(414)	(2,108)	735

(Loss)/profit from discontinued operations	(6,935)	2,588	1,193

* £1,560 of these costs is a result of the renegotiation of contracts following the disposal of the transdermal patch business assets and liabilities. ** See Note (6).

The disposal of 99.16% the South American transdermal business resulted in a loss of £893,000 calculated as follows:

£’000
Assets and liabilities disposed of:
Intangible fixed assets	955
Tangible fixed assets	47
Receivables	479
Cash	98
Payables	(472)
Consideration received	214

Loss on disposal	(893)

The consideration on the sale of Amarin Technologies SA comprises cash and waiving an intercompany debt. £7,000 cash has been received in the year in respect of the sale and £177,000 is due to be received in 2002.

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The disposal of the UK transdermal business on December 29, 1999 realised a profit of £16,105,000 calculated as follows:

£’000
Consideration received	12,564
Assets and liabilities disposed of:
Fixed assets	(1,461)
Current assets	(811)
Current liabilities	4,536
Long term liabilities	1,277

Profit on disposal of UK transdermal patch business	16,105

No tax was charged on the gain made in 1999 as the Company utilised current year tax losses totalling £5,413,000 to effectively offset the taxable gain.

There was a tax charge for the year ended December 31, 2000 of £55,000 arising on the disposal of investments against which trading losses brought forward could not be utilised.

3. Revenues and segmental information

The Company operates in, and is managed as, a single segment. The majority of European sales are made to companies based in France and the majority of sales elsewhere are made to companies based in the United States. The following analysis is of revenue by geographical segment and origin and of net (loss)/income and net assets/(liabilities) by companies in each territory:

(a) Revenues (continuing operations) by geographical destination

	Year ended December 31	Year ended December 31	Year ended December 31

	1999	2000	2001

	£’000	£’000	£’000
United Kingdom	725	220	938
Europe	2,878	3,032	3,273
United States of America	1,567	7,494	32,682
Rest of the World	—	—	294
Intra-company trading	(177)	(220)	(260)

	4,993	10,526	36,927

(b) Revenues (continuing operations) by geographical origin

	Year ended December 31	Year ended December 31	Year ended December 31

	1999	2000	2001

	£’000	£’000	£’000
United Kingdom	—	—	60
United States of America	1,952	7,201	32,523
Europe	3,218	3,545	4,604
Intra-company trading	(177)	(220)	(260)

	4,993	10,526	36,927

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(c) Net income/(loss) for the year before allowing for the effect of income taxes

	Year ended December 31	Year ended December 31	Year ended December 31

	1999	2000	2001

	£’000	£’000	£’ 000
United Kingdom	(4,857)	(1,117)	(4,401)
Europe	(574)	(3)	286
United States of America	(1,051)	(189)	879

Continuing operations	(6,482)	(1,309)	(3,236)
Discontinued operations	9,170	3,238	300

	2,688	1,929	(2,936)

(d) Net assets/(liabilities) by geographical location

	Year ended December 31	Year ended December 31	Year ended December 31

	1999	2000	2001

	£’000	£’000	£’000
United Kingdom	9,307	20,161	19,900
Europe	(866)	(670)	(261)
United States of America	(1,948)	183	733
Rest of the World	1,046	1,172	—

	7,539	20,846	20,372

(e) Long lived assets by geographical location

	Year ended December 31	Year ended December 31	Year ended December 31

	1999	2000	2001

	£’000	£’000	£’000
United Kingdom	11,490	14,141	32,675
Europe	872	665	580
United States of America	23	157	653
Rest of the World	1,035	1,116	—

	13,420	16,079	33,908

(f) Significant customers

Approximately 10% of the Company’s revenues in the year ended December 31, 2001 were from one major customer and the next four largest customers accounted for a further 26% of revenues. Approximately 13% of the Company’s revenues in the year ended December 31, 2000 were from one major customer and the next four largest customers accounted for a further 37% of revenues. For each of these three periods, the significant customers are located in the United States of America. Approximately 44% of the Company’s revenues in the year ended December 31, 1999 were from one major customer and the next four largest customers accounted for a further 37% of revenues.

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

4. Selling, general and administrative expenses

Selling, general and administrative expenses consist of the following:

	Year ended December 31	Year ended December 31	Year ended December 31

	1999	2000	2001

	£’000	£’000	£’000
Administrative and general expenses	2,693	5,477	6,375
Selling and marketing expenses	166	362	4,012
Amortisation of Permax® sales rights	—	—	12,452

	2,859	5,839	22,839

5. Interest (expense)/income, net

Interest (expense)/income, net, consists of the following:

	Year ended December 31	Year ended December 31	Year ended December 31

	1999	2000	2001

	£’000	£’000	£’000
Interest payable on loans and lines of credit	(981)	(171)	(287)
Interest element of finance leases and purchase contracts	(53)	(17)	(9)
Other interest payable	(148)	(193)	—

	(1,182)	(381)	(296)
Interest income on deposits	11	365	526
Other interest income	17	1	—
Gain on disposal of current asset investments	146	242	21

	(1,008)	227	251

6. Exceptional costs

(a)	During the year ended December 31, 1999 additional costs of £1,000,000 were incurred in respect of a provision against the value of intangible fixed assets comprising intellectual property, patents and knowhow relating to Beta Pharmaceuticals Corporation, which is now part of discontinued operations.
The impairment review was triggered by an investigation by management into the strategic value of Beta to the Company. The revised value of the intangible asset was based on a discounted cash flow model.
During the year ended December 31, 2001 Beta formed part of the 99.16% disposal of the shareholding in the South American transdermal business.
(b)	During the year ended December 31, 2000 an additional £2,108,000 was provided in respect of restructuring costs and is included in discontinued operations. This represented the estimated costs that could be incurred in terminating the contracts which were not assumed by Elan Pharma International Limited (“EPIL”), a related party, as part of the sale to them of the transdermal assets and liabilities. In December 2000 the Company was informed that EPIL would not be assuming certain of these contracts. As this area of the business had been discontinued, certain costs were likely to be incurred in terminating a number of contracts, and the provision represented the Directors’ estimate of the costs that could be incurred.

     During the year ended December 31, 2001 the Company incurred costs of £704,000, charged to discontinued operations, in respect of terminating Daiichi. In 2000 the Company recorded a provision of £2,108,000. The Directors estimate £669,000 is required to terminate the remaining contract as at December 31, 2001. The balance has been credited to the discontinued operations section of the income statement (see Note (2)).

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

7. Supplemental information

	Year ended December 31	Year ended December 31	Year ended December 31

	1999	2000	2001

	£’000	£’000	£’000
Income statement:
The following item is included in revenue:
Royalty income	1,481	1,467	1,559

The following items are included in operating expenses:

	1999	2000	2001

	£’000	£’000	£’000
Depreciation/amortisation charge for the year:
Intangible fixed assets	1,654	1,181	14,177
Tangible owned fixed assets	624	348	318
Tangible fixed assets held under finance leases and hire purchase contracts	162	91	76
Rental of plant and equipment - operating leases	21	—	3
Rental of other assets - operating leases	51	307	390
Loss on foreign exchange	181	347	213
Costs and expenses paid to related parties	77	202	252

The losses on foreign exchange included in operating expenses arose primarily on the retranslation of receivables denominated in foreign currencies.

Non cash investing and financing activities

During the year ended December 31, 1999 the Company entered into an agreement whereby £12,812,000 of convertible loan notes and working capital notes, together with £1,241,000 of interest, was converted into 4,129,819 3% cumulative convertible preference shares of £1 each and 4,000,000 ordinary shares of 10p each (see Note (21)).

Also during the year ended December 31, 1999, as part of the purchase of the product portfolio from Carnrick Laboratories Inc., a wholly owned subsidiary of Elan, the Company acquired £2,069,000 (US$3,335,000) of stock, £124,000 (US$200,000) of intangible fixed assets, and a receivable of £1,840,000 (US$2,965,000) for a loan of £4,033,000 (US$6,500,000) which was repayable on September 30, 2000. During the year ended December 31, 2000 this loan was renegotiated and is now repayable by September 29, 2004. At December 31, 2001 the carrying value of this loan which is denominated in US dollars has been retranslated to £4,466,000 (December 31, 2000 £4,354,000).

As at December 31, 2000 the Company was carrying certain other loans as follows:

a)	a loan with an outstanding amount of £1,493,000 (US$2,230,000), which was included in short-term debt with a carrying value of £1,240,000 (US$1,999,000) as at December 31, 1999, had been renogotiated to be payable on April 6, 2003, and was included in long-term debt. The loan bore interest at LIBOR dollar rate plus 2% per annum, and was unsecured. During the year ended December 31, 2001 this loan was repaid.

b)	a loan with an outstanding amount of £419,000 (US$626,000), (December 31, 1999 £336,000 (US$542,000)) was repayable on June 30, 2005, was unsecured, and bore interest at 11% per annum. During the year ended December 31, 2001 this loan was converted into 1,000,000 ordinary 10p shares.

Fair values of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Cash and cash equivalents, accounts receivable, accounts payable and short term debt

Cash and cash equivalents consists of cash on deposit with the Company’s bank and money market funds with a maturity from the date of purchase of 90 days or less. The carrying amount approximates fair value because of the short maturity of those instruments. The carrying amount and therefore the fair value is shown on the face of the balance sheet.

Finance leases

The carrying amount approximates fair value because all finance leases held at December 31, 2001 bear interest at a rate based on national LIBID equivalents. The carrying amount and therefore the fair value is shown in Note (18).

Long-term debt

The fair value of the US$6,500,000 non-interest bearing loan currently carried at £4,466,000 and repayable by September 24, 2004 is £3,221,000 (US$4,319,000) based on discounting at the current market interest rate.

Preference shares

The preference shares described in Note (21) are not traded on an organised market. It is therefore not practicable to estimate their fair value with sufficient reliability, as the future cashflows associated with them depend on when they are converted into Ordinary Shares.

8. Income taxes

	Year ended December 31	Year ended December 31	Year ended December 31

	1999	2000	2001

	£’000	£’000	£’000
United Kingdom corporation tax
Current year	—	60	115
Prior year	107	42	(12)
Overseas tax	(124)	127	180

Attributable to continuing operations	(17)	229	283

The following items represent the principal reasons for the differences between corporate income taxes computed at the statutory tax rate and the Company’s provision for income taxes.

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

	Year ended December 31	Year ended December 31	Year ended December 31

	1999	2000	2001

	£’000	£’000	£’000
Income/(loss) from continuing and discontinued operations before income taxes
UK operations	(4,857)	(1,350)	(4,401)
Swedish operations	(574)	(3)	286
USA operations	(1,051)	(189)	879

	(6,482)	(1,542)	(3,236)

Corporate income tax at the statutory rate
UK operations (see below)	(1,336)	(468)	(1,320)
Swedish operations 28% (2000: 28%; 1999: 28%)	(161)	—	80
USA operations 34% (2000: 34%; 1999: 35%)	(368)	(64)	299
Other operations 35% (2000: 35%; 1999: 35%)	(20)	(19)	—

	(1,885)	(551)	(941)
Tax effect of loss carry forward	5,211	—	931
Losses utilised in year	—	—	—
Permanent differences.	(2,729)	41	333
Overseas tax written off	122	42	10
Other timing differences	(736)	697	—

Income tax (credit)/expenses	(17)	229	333

In the UK, the applicable statutory rate for Corporate income tax was 30.25% for the year ended December 31, 1999, 30% for the year ended December 31, 2000 and 30% for the year ended December 31, 2001.

The current mainstream UK corporation tax rate is 30%. This is reduced to 20% for a company with taxable profits of not more than £300,000 in an accounting period. Where there is more than one associated company worldwide this limit is reduced proportionately so that the mainstream corporation tax rate is applied to lower profits.

Marginal relief is available for companies where profits lie between £300,000 and £1,500,000 (reduced as above to take account of worldwide associated companies). Corporation tax at 30% is charged on profits in excess of these bands.

The corporate tax rate in Sweden is 28%. A loss sustained in any income year may be carried forward and deducted from taxable income during the next and subsequent years. No carryback is permitted.

The corporate tax rate in North America (US only) is 34%. For tax years beginning after August 5, 1997 companies may generally carry back net operating losses two years and forwards twenty years.

Losses carried forward in the continuing UK Company at December 31, 2001 are £28,845,000, at December 31, 2000 were £20,718,000, at December 31, 1999 were £32,080,000 subject to confirmation by UK tax authorities. Under UK tax law, these losses can be carried forward indefinitely for set off against future profits of the same trade.

The Company has recognised a full valuation allowance against deferred tax assets as the likelihood of realising these assets is uncertain.

The ‘Permanent differences’ in the year ended December 31, 1999 principally relate to the disposal of the UK transdermal patch business assets and liabilities, and to the further diminution in value of intangible fixed assets. In the year ended December 31, 2000 they principally relate to the diminution in value of intangible fixed assets and the charge for share options granted at under market value, offset by non-taxable dividend income.

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

9. Intangible fixed assets

£’000

Cost
At December 31, 1998	5,962
Additions in year to December 31, 1999	11,758

At December 31, 1999	17,720
Additions in year to December 31, 2000	3,887

At December 31, 2000	21,607
Additions in year to December 31, 2001	32,385
Disposals in year to December 31, 2001	(6,066)

At December 31, 2001	47,926

Accumulated amortisation
At December 31, 1998	3,653
Charge for year	654
Diminution in value	1,000

At December 31, 1999	5,307
Charge for year	1,181

At December 31, 2000	6,488
Charge for year	14,177
Eliminated on disposal	(5,117)

At December 31, 2001	15,548

£’000

Net book value
At December 31, 2001	32,378

At December 31, 2000	15,119

At December 31, 1999	12,413

Additions to intangible fixed assets comprise £19,943,000 in respect of sales and marketing product rights, £12,405,000 purchase of product rights option and £37,000 in respect of purchase of patents. The sales and marketing product rights entitle the Company to generate revenues from the sale of Permax® over the period to June 30, 2002. These rights are being amortised over this period. £12,452,000 of the amortisation charge in the year ended December 31, 2001 shown above relates to Permax®.

The product rights option gives the Company the right to acquire the US sales rights to Permax® outright.

The Directors have made an assessment of the expected useful lives of the additions and have decided to amortise the product rights option over 15 years and the patents over a period of 10 years.

Further consideration may become payable, such as royalties, in relation to product rights purchased in 2000 should this product be successfully launched. Any such consideration will also include the issuance of equity of the Company, dependent on the product successfully reaching regulatory milestones. These milestones are not expected to be reached until 2003.

The disposal of intangible fixed assets relate to the sale of its 99.16% share of its South American transdermal business (see Note (2)).

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

10. Property, plant and equipment

Certain information regarding the Company’s property, plant and equipment by category is set forth below.

	Land & Buildings	Short Leasehold	Plant & Equipment	Motor Vehicles	Fixtures & Fittings	Computer Equipment	Total

	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Cost
At December 31, 1998	205	931	4,793	419	241	1,200	7,789
Additions	—	6	—	—	23	124	153
Disposals	(205)	(904)	(2,660)	(362)	(236)	(980)	(5,347)

At December 31, 1999	—	33	2,133	57	28	344	2,595
Additions	—	—	264	39	70	84	457
Disposals	—	—	(97)	(16)	(7)	—	(120)

At December 31, 2000	—	33	2,300	80	91	428	2,932
Additions	—	407	164	—	379	77	1,027
Disposals	—	(33)	(100)	(27)	(4)	(44)	(208)

At December 31, 2001	—	407	2,364	53	466	461	3,751

Accumulated depreciation
At December 31, 1998	—	396	2,508	300	164	979	4,347
Charge for the year	—	55	485	62	29	155	786
Eliminated on disposals	—	(435)	(1,744)	(305)	(190)	(871)	(3,545)

At December 31, 1999	—	16	1,249	57	3	263	1,588
Charge for year	—	3	366	7	17	46	439
Eliminated on disposals.	—	—	(39)	(16)	—	—	(55)

At December 31, 2000	—	19	1,576	48	20	309	1,972
Charge for year	—	22	255	9	55	53	394
Eliminated on disposals	—	(21)	(60)	(27)	(2)	(35)	(145)

At December 31, 2001	—	20	1,771	30	73	327	2,221

Net book value
At December 31, 2001	—	387	593	23	393	134	1,530
At December 31, 2000	—	14	724	32	71	119	960
At December 31, 1999	—	17	884	—	25	81	1,007

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Plant and equipment includes assets held under finance leases and purchase contracts as follows:

£’000

Cost
At December 31, 1998	2,244
Disposals	(1,667)

At December 31, 1999	577

At December 31, 2000	577
Disposals	(62)

At December 31, 2001	515

Accumulated depreciation
At December 31, 1998	1,241
Charge for year	162
Disposals	(1,145)

At December 31, 1999	258
Charge for year	91

At December 31, 2000	349
Charge for year	95

At December 31, 2001	444

Net book value
At December 31, 2001	71
At December 31, 2000	228
At December 31, 1999	319

11. Fixed asset investments

The Company had no fixed asset investments at December 31, 2001, December 31, 2000 or December 31, 1999.

12. Interests in associated undertakings

The wholly owned trading subsidiaries included in the consolidated financial statements are Ethical Pharmaceuticals (U.K.) Limited, Amarin Development AB, Amarin Pharmaceuticals Inc. and Amarin Pharmaceutical Company Limited. The Company disposed of its entire shareholding, comprising 99.16% of the share capital, in Beta Pharmaceuticals Corporation, Amarin Technologies SA and Dofistone Company SA during the period.

13. Inventories

	December 31	As at December 31	December 31

	1999	2000	2001

	£’000	£’000	£’000
Raw materials and consumables	28	794	704
Finished goods	2,084	1,084	1,734

	2,112	1,878	2,438

14. Current asset investments

The current asset investments are represented by holdings in Antares Pharma Inc. (“Antares”) (formerly Medi-Ject Corporation). Antares is listed on the New York Stock Exchange in the United States.

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The investment in Antares is carried at £44,000. The market value of the investment at the year end is £39,000. The Directors did not consider it necessary to reduce the year end carrying value to the market value of the investment, as they consider the reduction in carrying value to be a temporary diminution.

At December 31, 2000, £10,020,000 of current asset investments is represented by cash held on short term deposit.

15. Accounts receivable

	December 31	As at December 31	December 31

	1999	2000	2001

	£’000	£’000	£’000
Amounts falling due within one year
Trade receivables (Provision for doubtful debts: December 31, 2001, December 31, 2000 and December 31, 1999: £Nil)	1,719	1,911	4,060
Other receivables	711	945	900

	2,430	2,856	4,960
Related party receivables	1,840	50	—

	4,270	2,906	4,960

No charge for bad and doubtful debts was incurred during the year to December 31, 2001 (year to December 31, 2000 and year to December 31, 1999 £Nil).

16. Other current liabilities

		As at
	December 31	December 31	December 31

	1999	2000	2001

	£’000	£’000	£’000
Corporation tax payable	47	104	153
Other taxation and social security payable	344	477	229
Other creditors	1,905	366	2,021
Accruals and deferred income	2,249	698	1,290

	4,545	1,645	3,693

17. Short-term debt

		As at
	December 31	December 31	December 31

	1999	2000	2001

	£’000	£’000	£’000
Current portion of loans from related parties	5,273	—	30,919
Current portion of other loans	5	—	—
Line of credit	273	—	118

	5,551	—	31,037

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Current portion of loans from related parties comprised an unsecured loan with a principal amount of £30,919,000 (US$45,000,000) and is repayable in September 2002 (see Note (25)).

There is a right of set off between all of the Company’s United Kingdom bank accounts and each company cross guarantees every other company within the UK group. In Sweden, the average outstanding line of credit in year to December 31, 1999, the year to December 31, 2000 and the year to December 31, 2001 was £239,000, £118,000 and £54,000 respectively. The available line of credit in each of these years was £267,000. The average bank interest rate in Sweden for the year ended December 31, 2001 was 5.3% (December 31, 2000 5%, December 31, 1999 5.3%).

18. Finance leases and purchase contracts

The future minimum lease payments to which the Company is committed under finance leases and purchase contracts are as follows:

		As at
	December 31	December 31	December 31

	1999	2000	2001

	£’000	£’000	£’000
In one year or less	105	176	98
Between one and two years	260	99	—
Between two and three years	23	—	—
Between three and four years	—	—	—
Between four and five years	—	—	—

Total minimum lease payments	388	275	98
Amounts representing interest	(36)	(15)	(1)

Total net minimum lease payments	352	260	97
Less: current maturities	(105)	(166)	(97)

Long-term maturities	247	94	—

19. Long-term debt

		As at
	December 31	December 31	December 31

	1999	2000	2001

	£’000	£’000	£’000
Other loans	336	419	—
Other loan owed to related parties	—	5,847	4,466

	336	6,266	4,466

Long-term debt is made up of loans which are repayable as shown below;

a)	a non-interest bearing loan, with a related party, of £4,466,000 (US$6,500,000) which was repayable at September 30, 2000 has been renegotiated and is now repayable by September 29, 2004;

b)	a loan with an outstanding amount of £419,000 at December 31, 2000 (December 31, 1999 £336,000 (US$542,000)) which was repayable on June 30, 2005, was converted into 1,000,000 ordinary shares during the year ended December 31, 2001;

c)	a loan with an outstanding amount of £1,493,000 (US$2,230,000), which was included in short-term debt with a carrying value of £1,240,000 (US$1,999,000) as at December 31, 1999, had been renogotiated to be payable on April 6, 2003, and was included in long-term debt. The loan bore interest at LIBOR dollar rate plus 2% per annum, and was unsecured. During the year ended December 31, 2001 this loan was repaid.

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Analysis of repayments

Bank and other loans are repayable as follows:

	December 31	As at December 31	December 31

	1999	2000	2001

	£’000	£’000	£’000
Within one year or on demand	5,551	—	31,037
Between two and three years	—	1,493	4,466
Between three and four years	336	4,354	—
Between four and five years	—	419	—

	5,887	6,266	35,503
Less: short-term debt	5,551	—	31,037

Long-term debt	336	6,266	4,466

20. Provision for deferred tax

Deferred tax provided in the financial statements is as follows:

	December 31	As at December 31	December 31

	1999	2000	2001

	£’000	£’000	£’000
Tax effect of timing differences because of:
Excess of tax allowances over depreciation	356	—	—

	356	—	—

20A. Other long-term creditors

At December 31, 2001 a provision for National Insurance contributions of £77,000 has been made in respect of exercise of certain share options held by employees in accordance with Accounting Standards Board’s UITF25 abstract (year ended December 31, 2000 £53,000).

At December 31, 2000 a provision of £98,000 in respect of replacement goods had been accrued. This charge has been eliminated at December 31, 2001 as part of the Company’s disposal of 99.16% of its South American transdermal business.

21. Shareholders’ equity

Issue of share capital

During the year ended December 31, 2001, 8,598,133 10 pence ordinary shares (nominal value: £860,000) were issued as follows:

1,000,000 (£100,000) were issued to Lehman Brothers International (Europe) upon conversion of an unsecured loan note of US$500,000, valued at £419,000.

The remaining 7,598,133 were issued in respect of share options (2000: 290,000), being £760,000 nominal value in aggregate (2000: £29,000) for a total consideration of £2,746,000 (2000: £62,000).

During the year ended December 31, 2000 38,333,327 shares (£3,833,000) were issued via a private placement, 6,507,971 (£651,000) were issued to Laxdale Limited as part consideration for acquisition of product rights. Further stock issuances and royalty payments on future sales of the product are contingent on the achievement of specified milestones in accordance with the license agreement. 4,000,000 (£400,000) were issued to Schein Pharmaceuticals

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Inc. in part consideration of the termination of the multiproduct agreement. The remaining obligation to Schein was settled by a cash payment of US$2,200,000.

On December 30, 1999, the Company converted £12,812,000 of loans into 4,129,819 £1 preference shares, being £4,129,819 nominal value in aggregate (see Note (26)), and £1,241,000 of loans into 4,000,000 ordinary 10 pence shares, being £400,000 nominal value in aggregate.

On a return of capital on a winding up or otherwise, the preference shareholders will be repaid the amounts paid up on their preference shares, together with any arrears and accruals of the fixed cumulative preferential dividend.

The preference shares do not entitle the holders to vote at general meetings except on any specific resolution directly and adversely affecting their rights, when they are entitled to such number of votes as they would have had had their preference shares been converted into ordinary shares. Each £1 preference share is convertible into ten ordinary shares of ten pence each, on or after the second anniversary of the date of issue, or earlier on the occurrence of certain trigger events.

A further 28,770 ordinary 10 pence shares were issued in the year to December 31, 1999 being £3,000 nominal value in aggregate, for a total consideration of £14,000.

The cumulative foreign exchange consolidation adjustment at December 31, 2001 is a loss of £317,000 (December 31, 2000: loss of £294,000, December 31, 1999: loss of £308,000).

Merger and other reserves

	December 31	As at December 31	December 31

	1999	2000	2001

	£’000	£’000	£’000
Merger reserve	(1,027)	(1,027)	(1,027)
Other reserves	705	—	—

	(322)	(1,027)	(1,027)

The merger reserve arising on consolidation is the difference between the investment by the Company in Gacell (being the nominal value of the shares issued and professional expenses incurred to effect the merger) and the nominal value of the share capital of Gacell.

Other reserves comprised a reserve arising on the sale of warrants which were transferred to retained earnings on the expiry of the related warrants during year ended December 31, 2000.

22. Share options and warrants

Under the Company’s share option plans, options were granted at the then current market price of the Company’s shares. With the exception of those options granted under Notes (5), (6), (7), (10), (13) and (14) as set out below, the market price of the Company’s shares at the date of grant or the date of repricing is based on the latest transaction involving the Company’s shares or such other basis which in the opinion of management reasonably approximates the fair value of the shares at the date of grant or the date of repricing.

A summary of the options outstanding and granted during 1989 to 2001 is given in the table below. The figures in the table below are as at December 31, 2001. Subscription prices have been stated after giving effect to the repricing described in Notes (9), (13) and (14) below.

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

	Notes	Number of 10 pence Ordinary Shares	Subscription Price Per Share

			£
Granted during 1989-1993	13	2,814,448	(see note 13 below)

Outstanding at August 31, 1993		2,814,448
Granted during 1994	1	115,500	4.81
Exercised during 1994		(257,000)
Lapsed		(15,975)

Outstanding at August 31, 1994		2,656,973
Granted during 1995	14	90,250	(see note 13 below)
Granted during 1995	3,14	40,000	5.93
Exercised during 1995		(90,225)

Outstanding at August 31, 1995		2,696,998
Granted during 1996	14	273,000	(see note 13 below)
Granted during 1996	14	47,500	3.95
Exercised during 1996		(325,100)

Outstanding at August 31, 1996		2,692,398
Granted during 1997	14	528,585	(see note 13 below)
Granted during 1997	6	1,000,000	0.34
Granted during 1997	4,14	252,000	3.44
Granted during 1997	3,14	80,000	4.12
Exercised during 1997		(95,000)
Lapsed		(223,320)

Outstanding at August 31, 1997		4,234,663
Granted during 1998	6	85,000	(see note 13 below)
Lapsed		(894,286)

Outstanding at August 31, 1998		3,425,377
Granted during 1998	13	50,000	(see note 13 below)
Granted during 1998	7	517,000	0.10
Granted during 1998	6	7,000,000	0.34
Granted during 1998	8	384,870	0.34
Lapsed		(65,540)

Outstanding at December 31, 1998		11,311,707
Granted during 1999	13	1,657,000	(see note 13 below)
Granted during 1999	7	50,000	0.50
Granted during 1999	9	80,000	0.21
Exercised during 1999		(13,750)
Lapsed		(1,522,767)

Outstanding at December 31, 1999		11,562,190
Granted during 2000	9	3,527,266	0.21
Granted during 2000	9	100,000	0.46
Granted during 2000	9	200,000	0.21
Granted during 2000	10	830,000	0.27
Granted during 2000	10	300,000	0.37
Exercised during 2000		(290,000)
Lapsed		(785,510)

Outstanding at December 31, 2000		15,443,946
Granted during 2001	9	500,000	0.42
Granted during 2001	10	100,000	0.41
Granted during 2001	9	3,400,000	0.45
Granted during 2001	10	30,000	0.46
Granted during 2001	10	35,000	0.60
Granted during 2001	10	550,000	0.59
Granted during 2001	10	3,950,000	0.69
Granted during 2001	10	60,000	0.88
Granted during 2001	10	350,000	1.53
Granted during 2001	10	100,000	1.31
Granted during 2001	11	470,000	1.15
Granted during 2001	10	150,000	1.17
Granted during 2001	10	100,000	1.22
Granted during 2001	10	40,000	1.20
Granted during 2001	12	2,430,000	1.10
Exercised during 2001		(7,598,133)
Lapsed		(440,720)

Outstanding at December 31, 2001		19,670,093

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Options have become exercisable as follows:

Number
Exercisable at August 31, 1996	184,685
Exercisable at August 31, 1997	242,312
Exercisable at August 31, 1998	617,680
Exercisable at December 31, 1998	4,626,930
Exercisable at December 31, 1999	9,062,533
Exercisable at December 31, 2000	12,717,612
Exercisable at December 31, 2001	12,833,426

At December 31, 2001, unexercised options have been granted over Ordinary Shares as follows:

No. of Share Options Outstanding	Note	Date Option Granted	Exercise Price per Ordinary Share		Number of which repriced at $0.50 per share

			£	US$	(Note 13)
41,500	1,14	June 22, 1994	4.21	6.13	41,500
3,000	1	December 22, 1994	4.81	7.00	—
11,250	1,14	November 30, 1995	5.93	8.63	10,250
34,250	1,14	November 30, 1996	3.95	5.75	32,000
125,000	2,14	May 9, 1997	4.29	6.25	125,000
40,000	3,14	July 10, 1997	4.12	6.00	15,000
100,000	4,14	July 10, 1997	3.44	5.00	64,000
1,000,000	5,14	November 23, 1998	1.72	2.50	1,000,000
4,500,000	6	November 23, 1998	0.34	0.50	—
277,000	7	November 23, 1998	0.10	0.15	—
92,500	8	December 31, 1998	0.34	0.50	—
50,000	9	March 2, 1999	0.50	0.72	—
55,000	9	September 7, 1999	0.21	0.30	—
200,000	9	February 9, 2000	0.21	0.30	—
380,000	9	February 9, 2000	0.21	0.30	—
100,000	9	February 9, 2000	0.46	0.66	—
900,000	9	March 1, 2000	0.21	0.30	—
375,000	9	April 1, 2000	0.21	0.30	—
100,000	9	April 7, 2000	0.21	0.30	—
62,500	9	May 18, 2000	0.21	0.30	—
50,000	9	May 23, 2000	0.21	0.30	—
150,000	9	May 29, 2000	0.21	0.30	—
32,933	9	September 26, 2000	0.21	0.30	—
346,820	10	October 24, 2000	0.27	0.39	—
300,000	10	December 11, 2000	0.37	0.54	—
400,000	9	February 19, 2001	0.42	0.61	—
100,000	10	March 12, 2001	0.41	0.60	—
1,700,000	9	April 3, 2001	0.45	0.65	—
20,000	10	April 4, 2001	0.46	0.66	—
23,340	10	May 1, 2001	0.60	0.87	—
450,000	10	June 4, 2001	0.59	0.87	—
3,950,000	10	July 2, 2001	0.69	1.00	—
60,000	10	July 27, 2001	0.88	1.29	—
350,000	10	August 10, 2001	1.53	2.23	—
100,000	10	August 14, 2001	1.31	1.90	—
470,000	11	August 20, 2001	1.15	1.67	—
150,000	10	August 31, 2001	1.17	1.70	—
100,000	10	September 7, 2001	1.22	1.77	—
40,000	10	September 27, 2001	1.20	1.74	—
2,430,000	12	December 12, 2001	1.10	1.60	—

19,670,093					1,287,750

The weighted average exercise price of options outstanding at December 31, 2001 was £0.57 (US$0.84).

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Share options granted up to and including January 2, 1991 were denominated in sterling. Options granted after this date were denominated in US dollars. For disclosure purposes they have been retranslated into sterling at the period end rate of US$1.4554/£1.

Notes:

(1)	These options can be exercised after four years but before ten years from the date of grant. Certain options held by ex-directors and ex-employees are exerciseable immediately and expire at dates up to 54 months from the date of grant.

(2)	These options are exerciseable now and remain exerciseable until May 8, 2007.

(3)	15,000 of these options are now exerciseable and remain exerciseable until July 9, 2007. 25,000 of these options held by an ex-director are exerciseable immediately and remain so until January 9, 2002.

(4)	55,000 of these options are now exerciseable and remain exerciseable until July 9, 2002. 45,000 of these options held by ex-directors and ex-employees are exerciseable immediately and remain so until January 9, 2002.

(5)	When granted these options were to become exerciseable in tranches upon the Company’s share price achieving certain pre-determined levels. On February 9, 2000 the Company’s remuneration committee approved the repricing of the 1,000,000 options to an exercise price of $0.50 per share, exerciseable immediately and lapsing ten years from the date of grant.

(6)	Of these options 80% became exerciseable immediately and 20% after six months from date of grant. 1,000,000 of the options remain exerciseable until 54 months from date of grant and 2,500,000 until ten years from date of grant.

(7)	These options can be exercised after three years but before ten years from the date the option is granted.

(8)	These options are exerciseable immediately and remain exerciseable until June 30, 2003.

(9)	These options are exerciseable now and remain exerciseable until ten years from date of grant.

(10)	These options became exerciseable in tranches of 33% each on the date of grant, the first anniversary and the second anniversary of the date of grant and remain exerciseable for a period of ten years from date of grant.

(11)	These options become exerciseable on February 20, 2003 and remain exerciseable for ten years from date of grant.

(12)	These options became exerciseable in tranches of 33% each on the first, second, and third anniversaries of the date of grant and remain exerciseable for a period of ten years from date of grant.

(13)	As disclosed in a Shareholders’ Circular dated October 30, 1998, the Board decided that all existing share options held by current employees and current directors as at October 21, 1998 who were not serving notice would be repriced at US$0.50 per share. Other terms of the grants affected by this repricing were left unchanged. For certain options this change was effected at the directors’ discretion, with the remainder being effected by grant described at Note (14) below (Note (5) applies to those options which were granted on November 23, 1998).

(14)	648,770 options were granted on December 8, 1999 in order to effect the repricing mentioned in Note (13) above. The options vest and expire at the same dates as those attaching to the original grants except in the case of certain ex-employees where the options expired on December 29, 2000. It is a condition of the award of these options that, upon exercise, the awardee will surrender a like number of options from the original grant. Therefore the original grant has been shown as being repriced in the table above, and the replacement grant has been excluded.

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Warrants in the shares of Amarin Corporation plc

At December 31, 2001, warrants have been granted over Ordinary Shares as follows:

Number of Warrants Outstanding	Note	Date Warrant Granted	Exercise Price Per Ordinary Share
			US$
300,000	1	July 20,1999	0.80
50,000	2	September 13,1999	0.53

Notes:

(1)	The Company issued 300,000 warrants on July 20, 1999 as a retainer for financial advisory services from Petkevich & Partners for the period July 20, 1999 to July 20, 2000. On the date of grant the warrants were fully vested, nonforfeitable and exercisable from July 20, 1999 until July 20, 2004. No warrants were exercised at December 31, 2001.

(2)	The Company issued 50,000 warrants on September 13, 1999 as compensation for advisory services from a scientific advisor. The warrants are fully vested, exercisable and nonforfeitable and expire on September 13, 2002. No warrants were exercised at December 31, 2001.

23. Commitments and contingencies

Minimum payments under non-cancellable operating leases for the next five years are as set forth below:

Land and Buildings

£’000
2002	780
2003	783
2004	789
2005	726
2006	683

3,761

Minimum payments under non-cancellable operating leases for the years 2007 and beyond are £961,000 which are for land and buildings.

(1)	On October 15, 2001 the Company acquired a six year lease, with an option for a further six years, on office premises in San Francisco, California. The rental is £225,000 per annum and increases after three years in line with the Consumer Price Index. Rent expense for the year was £47,000.

(2)	Further consideration may become payable upon completion of certain milestones in relation to product rights acquired in 2000 (see Notes (9) and (21)).

24. Pensions

The Company contributes to a number of defined contribution money purchase pension schemes for certain eligible employees. The assets of the schemes are held separately from those of the Company in independently administered funds. The pension cost charge represents contributions paid and payable by the Company to the schemes and amounted to £155,000 for the year ended December 31, 2001 (£153,000 year ended December 31, 2000 and £162,000 year ended December 31, 1999).

25. Transactions with related parties

On December 10, 1999, S A Ziegler became a director of the Company. Mr Ziegler is a partner of Ziegler, Ziegler and Altman LLC, Counsellors at Law in the United States who provided professional services to the Company in the

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

sum of £252,000 (US$366,000) during the year ended December 31, 2001 (year ended December 31, 2000: £202,000 (US$302,000), year ended December 31, 1999: £77,000 (US$124,000)).

At December 31, 2001 a balance of £90,000 (US$131,000) (December 31, 2000: £Nil; December 31, 1999: £55,000 (US$89,000)) was outstanding. Mr Ziegler resigned as a director of the Company on May 29, 2001.

During the year ended December 31, 2001 the Company made sales to Elan companies amounting to £687,000 (US$1,000,000) (December 31, 2000: £514,000 (US$768,000); December 31, 1999: £Nil) for goods, services, and research. The Company purchased no goods and services during the year ended December 31, 2001 (December 31, 2000 £50,000 (US$75,000) December 31, 1999 £Nil)). At December 31, 2001 there was £Nil year end receivable balance (December 31, 2000 £50,000 (US$75,000). At December 31, 2001 there was £Nil year end payable balance (December 31, 2000 £13,000 (US$19,000)).

During the year ended December 31, 1999 the Company entered into certain contracts with Elan, which is also a significant shareholder. The Directors consider that transactions with Elan have been entered into on an arms length basis. Details of transactions involving Elan are given below.

During the year ended December 31, 1999 Elan provided £4,343,000 (US$7,000,000) in unsecured loans. Also during 1999, £3,102,000 (US$5,000,000) of this unsecured loan, together with £8,686,000 (US$14,000,000) of the $16,000,000 convertible loan note issued in September 1998 by Elan, and £1,023,000 (US$1,649,000) of accrued interest, was converted into 4,129,819 3% cumulative convertible preference shares of £1 each.

Following this conversion, in 1999, the remaining £1,241,000 (US$2,000,000) outstanding from the convertible loan note was converted into 4,000,000 ordinary shares of 10 pence each. A further unsecured loan of £1,241,000 (US$2,000,000) was provided by Elan in 1999 and remained outstanding at December 31, 1999. No interest was paid to Elan on outstanding loan balances for the year ended December 31, 1999. On April 6, 2000 the outstanding loan was renegotiated to bear interest at 2% above base rate from that date and the interest up to that date was deemed to be £62,000 (US$101,000). The loan became repayable on April 6, 2003, however during the year ended December 31, 2001 this loan was repaid in full.

Sale of transdermal business

In November 2001 the Company sold its 99.16% share of its South American transdermal business for a consideration of £214,000 (US$311,000) of which £177,000 (US$258,000) was outstanding at December 31, 2001. The 99.16% share was sold to a company formed and owned by the executive management of Amarin Technologies S.A.

On December 30, 1999 the Company concluded an agreement with Elan for the sale of certain of its transdermal patch business assets and liabilities. £1,461,000 (US$2,355,000) of fixed assets, £811,000 (US$1,307,000) of current assets, £4,536,000 (US$7,310,000) of current liabilities and £1,277,000 (US$2,058,000) of long term liabilities were disposed of for a total cash consideration of £12,564,000 (US$20,250,000), realising a profit of £16,105,000 (US$25,956,000). As part of this transaction, EPIL, a wholly owned subsidiary of Elan, was given the right to assume all or any of the licensing and development agreements relating to its transdermal patch business.

As of December 31, 2000 EPIL elected not to assume any of these licensing and development agreements. Therefore, the Company remained obligated to perform these contracts. Since the Company no longer intended to operate a transdermal patch business, EPIL had agreed to assist the Company in seeking to terminate such agreements or transfer them to licensees. However, even with EPIL’s assistance, the Company may not be able to terminate or transfer all contracts successfully as it will require the consent of each counterparty to do so. The Company took an exceptional charge to cover the estimated cost to terminate its obligations under these contracts. For additional information please refer to Note 6(b).

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Following the decision taken by EPIL not to assume the licensing and development contracts, the Company became entitled to certain licensing and development revenues in connection with the discontinued transdermal business. As indicated in Note (2), £3,743,000 of license and development revenues were recognised during 2000. All direct and operating costs incurred in connection with this revenue totalling £1,160,000 were charged by Elan to the Company during the year and this was reflected in the results of the discontinued operation in Note (2). In light of the sale of the transdermal business the Company no longer had the facilities and staff to service its obligations under transdermal contracts. With the exception of one contract, the Company negotiated the termination of its obligations under these arrangements. An accrual of £2,108,000, as discussed in Note 6(b) was made in the period to cover the expected costs to be incurred. To the extent the Company provi des future services on the one remaining contract the Company is dependent upon EPIL or, in their place, the Company would be required to find another party willing to undertake this commitment to provide such services.

Acquisition of product portfolio

During the year ended December 31, 1999 the Company concluded an agreement with Elan for the purchase of certain product rights, with effect from September 29, 1999. The consideration was satisfied by a cash payment of £11,634,000 (US$18,750,000) and a non-interest bearing loan of £4,033,000 (US$6,500,000) repayable on September 30, 2000. At December 31, 1999 the receivable and the loan were still outstanding. On April 16, 2000 the Company entered into an agreement to convert this loan into equity. On conversion the Company would have made a cash payment of US$150,000, issue 870,000 preference shares and 4,000,000 ordinary shares to a subsidiary of Elan. At December 31, 2001 the loan of US$6,500,000 was still outstanding (see Note (19)). With the modification, made to extend this non-interest bearing loan, as discussed in Notes (7) and (19), the conversion rights were removed.

On May 29, 2001 the Board of Directors approved purchase option agreements for the Parkinson’s disease products, Permax® (pergolide mesylate).

Permax®

The agreement for Permax®, as amended and restated on September 28, 2001, gives the Company the exclusive US marketing, distribution and purchase option rights to this product. These rights were obtained from Elan, which holds an exclusive license from Eli Lilly and Company, the owner of the patent for Permax®, to market and distribute this product in the US.

Under this agreement, the Company has been appointed exclusive US distributor for Permax® until May 16, 2002, with an option to acquire outright from Elan other rights in the product. As a part of the modified distribution arrangement, the Company has made payments of US$47.5 million to Elan in consideration for the purchase option. The Company has also agreed to pay Elan royalties on sales.

The Company has retained the option to acquire Elan’s full rights to Permax® before May 16, 2002, subject to running royalties and an additional fixed payment of US$37.5 million. The fixed payment would be made in an initial installment of US$7.5 million upon exercise of the option, followed by twelve successive quarterly payments of US$2.5 million. Management believes all such payments could be funded internally.

As part of the Permax® transaction, the Company received a loan from an affiliate of Elan for the amount of US$45 million, which matures in September 2002. This loan is interest-bearing at US$ LIBOR + 2%. The Company has also agreed to pay Elan royalties on sales.

The Company’s ability to exercise the purchase option remains subject to the approval of Eli Lilly, which is the current holder of the New Drug Application for Permax® in the US. The Company’s exercise of the purchase option may also be subject to approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Zelapar

The Company entered into an option agreement on May 29, 2001 with an affiliate of Elan relating to Zelapar (Zydis fast-dissolving formulation of selegiline). The agreement gives the Company an option to acquire exclusive rights to promote, sell and distribute Zelapar in the US. The US rights to Zelapar are currently licensed to Elan by R P

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Scherer, Inc. The agreement provides that the Company will have the option to purchase Elan’s rights to Zelapar in the US by paying a non-refundable option fee of US$100,000 upon the submission of the New Drug Application for Zelapar. The exercise of the option would require the Company to make four milestone payments plus running royalties based on a percentage of net sales of Zelapar in the US for the first eight years following the New Drug Application approval. The first milestone of US$10 million is payable upon the approval of the New Drug Application. The second and third milestones would be in the maximum aggregate amount of US$30 million, and each is contingent on certain revenue levels being achieved. The final milestone of US$15 million would be payable eight years from approval of the New Drug Application for Zelapar, subject to certain extension rights. This final payment will be reduced by the amount of all royalty payments made by the Company to Elan in the inte rvening period. Elan will pay all research and development costs including filing costs for a New Drug Application, up to and including approval of the application by the FDA.

Although the Company and Elan have agreed to use diligent efforts to negotiate a definitive agreement, there is no guarantee that any agreement will be successfully consummated. Even if a mutually acceptable agreement is entered into, it will be subject to the approval of R P Scherer, Inc., the holder of the New Drug Application for Zelapar. The Company’s exercise of any purchase option could also be subject to approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Approval of transactions with Elan

The agreements for Permax® and Zelapar were approved in accordance with the Company policy for related party transactions. The Company requires audit committee review of all transactions involving a potential conflict of interest, followed by the approval of a majority of the directors who do not have a material interest in the transaction. Since three of the Company’s directors currently serve as directors and/or employees of Elan, the Permax® and Zelapar agreements were reviewed by the audit committee and approved by all of the directors who are unaffiliated with Elan.

26. Subsequent events

On March 28, 2002 Elan International Services Limited, a subsidiary of Elan, converted 2,129,819 shares of its Amarin convertible £1 shares into 21,298,190 Amarin ordinary shares (equivalent to 2,129,819 American depository shares).

Upon conversion, Elan International Services Limited, waived their entitlement to receive the accrued cumulative 3% dividend in respect of all cumulative preference shares in the capital of the Company held by members of the Elan Corporation plc group for the period commencing the date of allotment of the preference shares and expiring March 31, 2002.

Following this conversion Elan now holds approximately 27% of Amarin’s undiluted shares outstanding.

27. Differences between UK GAAP and US GAAP

The financial statements of the Company have been prepared in conformity with UK GAAP which differs in certain significant respects from generally accepted accounting principles in the US (“US GAAP”). These differences have a significant effect on net income and the composition of shareholders’ equity and are described below.

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Summary of material adjustments to net income/(loss) and shareholders’ equity

		Year ended	Year ended	Year ended
	Note	December 31	December 31	December 31

		1999	2000	2001

		£’000	£’000	£’000
Net profit/(loss) in accordance with UK GAAP		2,705	1,700	(3,269)
Adjustment for treatment of goodwill	A	(189)	(19)	—
Adjustment for (loss) on securities available-for-sale	C	—	—	(5)
Adjustment for stock-based compensation and National Insurance	F	—	108	(987)
Adjustment for treatment of intangible fixed asset	I	—	(3,860)	408
Adjustment for revenue recognition	J	—	106	60
Gain on extinguishment of a trade creditor	K	—	(759)	—
Imputed interest on non-interest bearing debt	L	—	(414)	(268)
Accrual for PPA returns	M	—	(336)	336
Reversal of transdermal accrual	N	—	233	—

Net income/(loss) as adjusted to US GAAP		2,516	(3,241)	(3,725)

		£	£	£
US GAAP net income/(loss) per ordinary share (assuming dilution)		0.14	(0.08)	(0.05)

US GAAP net income/(loss) per ordinary share (basic)		0.17	(0.08)	(0.05)

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

		December 31	December 31	December 31

		1999	2000	2001

		£’000	£’000	£’000
Shares used in computing per ordinary share amounts assuming dilution	H	17,544	86,089	120,353

Shares used in computing per basic ordinary share amounts	H	15,014	39,531	71,247

		£’000	£’000	£’000

Shareholders’ equity in accordance with UK GAAP		7,539	20,846	20,372
Adjustment for (loss) on securities available-for-sale	C	—	—	(5)
Adjustment for National Insurance on stock options	F	—	53	77
Adjustment for treatment of intangible fixed asset .	I	—	(3,860)	(3,452)
Adjustment for revenue recognition	J	—	(513)	(453)
Imputed interest on non-interest bearing debt	L	—	837	569
Accrual for PPA returns	M	—	(336)	—
Reversal of transdermal accrual	N	—	233	233
Adjustment for preferred dividend	O	—	124	248

Shareholders’ equity in accordance with US GAAP		7,539	17,384	17,589

Notes:

A) Treatment of goodwill

Under UK GAAP it was acceptable to charge goodwill arising on acquisition directly to retained earnings in the year of acquisition. Under US GAAP goodwill must be capitalised and amortised to income over the period of expected benefit, not to exceed forty years unless there is an impairment in value which must be recognised immediately. The summary of material differences above reinstates goodwill charged to accumulated deficit and amortises such amounts over 12 years. The directors review the value of goodwill on a regular basis and have provided for impairment in value where the acquisitions on which it arose have either been sold or have ceased or significantly decreased trading.

Under UK GAAP the Company now capitalises purchased goodwill and amortises it over its useful life. Until January 1, 2002 US GAAP was consistent with UK GAAP but following the adoption of Statement of Financial Accounting Standards (“SFAS”) No 142, goodwill will be subject to impairment reviews rather than amortisation under US GAAP.

B) Disclosures related to deferred taxes

Management of the Company evaluated the positive and negative evidence impacting the realisability of the Company’s net operating loss carryforwards. Due to the Company’s history of generating operating losses, significant changes in its underlying products offering and limited periods of profitability, management concluded that a full valuation allowance is required with respect to its net operating loss carryforwards.

C) Treatment of marketable equity securities

Under UK GAAP investments (including listed investments) held on current and long-term basis are stated at the lower of cost or estimated fair value. To the extent that estimated fair value represents a permanent diminution in the value of the investment, then a write down is effected through the income statement. No adjustment is made in the event of a temporary decline in fair value below cost if it can be demonstrated that the value will recover over a reasonable period of time.

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Under US GAAP the Company has applied Financial Accounting Standards Board Statement of Financial Accounting Standards No 115 - Accounting for Certain Investments in Debt and Equity Securities (SFAS 115). The Company’s investment in Antares has been classified as investments available-for-sale under SFAS 115. Changes in the values of these investments are recorded as a component of comprehensive income for the purposes of the US GAAP reconciliation.

D) Consolidated statement of cash flows

The consolidated statement of cash flows prepared in accordance with Financial Reporting Standard No 1 presents substantially the same information as that required under US GAAP. Under US GAAP, however, there are certain differences from UK GAAP with regard to classification of items within the cash flow statement.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, and financing activities. Under US GAAP, however, only three categories of cash flow activity are reported, being operating activities, investing activities and financing activities. Cash flows from taxation and payments for interest would be included as operating activities under US GAAP. The financing proceeds and debt repayments would be included under financing activities under US GAAP. Additionally the cashflow represents only the change in cash and cash equivalents which would exclude overdrafts under US GAAP.

Set out below, for illustrative purposes, is a summary consolidated statement of cash flows under US GAAP:

	Year ended	Year ended	Year ended
	December 31	December 31	December 31

	1999	2000	2001

	£’000	£’000	£’000
Net cash (used in)/provided by operating activities	(6,812)	3,761	10,912
Net cash provided by/(used in) investing activities	1,448	601	(33,496)
Net cash provided by financing activities	5,323	6,285	31,904

Net (decrease)/increase in cash and cash equivalents	(41)	10,647	9,320

Cash and cash equivalents at the beginning of the year	762	721	11,368
Cash and cash equivalents at the end of the year	721	11,368	20,688

Net (decrease)/increase in cash and cash equivalents	(41)	10,647	9,320

There is no significant effect of foreign exchange movements on cash balances.

E) Discontinued operations

In the years ended December 31, 1999, 2000 and 2001, the transdermal patch business has been classified as discontinued operations under UK GAAP and the comparatives restated to reflect this. Under US GAAP this would have been shown as continuing operations.

F) Stock-based compensation and National Insurance

Under UK GAAP the Company has recorded a provision for £77,000 (December 31, 2000: £53,000) relating to National Insurance (“NI”) amounts payable on stock option gains at the time of grant. This provision would not be required under US GAAP. Under UK GAAP NI contributions are accrued over the vesting period of the underlying option. Under US GAAP payroll taxes on stock options are accrued when the liability is incurred.

Under UK GAAP the Company recorded a one-off charge upon repricing the options. Under US GAAP repriced options lead to a revalued compensation charge at period end.

SFAS No 123, “Accounting for Stock-Based Compensation”, encourages, but does not require, companies to record compensation expense for grants of stock, stock options, and other equity instruments based on a fair-value method of accounting. Companies that do not adopt SFAS No 123 should continue to apply the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No 25, but are required to provide proforma disclosures of the compensation expense determined under the fair value provisions of SFAS No 123. The Company

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

continues to follow the accounting provisions of APB Opinion No 25 and the proforma disclosures required under SFAS No 123 are shown below.

The Company applies APB Opinion No 25 and related interpretations in accounting for its US share option plans. Accordingly, a charge of £2,647,000 was recorded (2000: £2,196,000 and 1999: £88,000). Had compensation for the Company’s share option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No 123, the Company’s net income/(loss) and net income/(loss) per share under US GAAP would have been reduced to the pro forma amounts indicated below:

	Year ended December 31	Year ended December 31	Year ended December 31

	1999	2000	2001

	£’000	£’000	£’000
Net income/(loss)
As reported	2,516	(3,241)	(3,725)
Proforma	1,817	(496)	(5,868)

	£	£	£
Basic income/(loss) per ordinary share
As reported	0.17	(0.08)	(0.05)
Proforma	(0.12)	(0.02)	(0.08)

	£	£	£
Weighted average grant date fair value
Options granted at the market price	0.24	0.27	0.50
Options granted at a premium to the market price	—	—	—
Options granted at a discount to the market price	—	0.42	0.97

The fair value for options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions and no dividends:

	Year ended December 31	Year ended December 31	Year ended December 31

	1999	2000	2001

Options granted at the market price
Risk free interest rate (percentage)	4.86	6.34	5.13
Expected life (in years)	4.20	1.20	3.52
Volatility (percentage)	60	60	60

Options granted at a premium to the market price
Risk free interest rate (percentage)	4.86	6.34	5.13
Expected life (in years)	4.20	1.20	3.52
Volatility (percentage)	60	60	60

Options granted at a discount to the market price
Risk free interest rate (percentage)	—	6.34	5.13
Expected life (in years)	—	1.20	3.52
Volatility (percentage)	—	60	60

G) Recently issued accounting standards

Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board (“FASB”) issued Statement No 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities”. In July 1999, the FASB issued Statement No 137,

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

“Deferral of the Effective Date of FASB Statement No 133”, which deferred the effective date of FAS 133 to no later than January 1, 2001 for the Company’s financial statements. The Company has adopted SFAS 133 during the year ended December 31, 2001 with no impact on the financial statements.

Business Combinations

In July 2001, the FASB issued SFAS No 141, “Business Combinations” (“SFAS 141”) which supersedes APB Opinion No 16, “Business Combinations”, and SFAS No 38, “Accounting for Preacquisition Contingencies of Purchased Enterprises”. SFAS 141 addresses financial accounting and reporting for business combinations and requires that all business combinations within scope of SFAS 141 be accounted for using only the purchase method. SFAS 141 is required to be adopted for all business combinations initiated after June 30, 2001. Management has assessed the impact of the adoption of SFAS 141 on its consolidated financial statements and believes there will be no impact.

Goodwill and Other Intangible Assets

Also in July 2001, the FASB issued SFAS No 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) which supersedes APB Opinion No 16, “Intangible Assets”. SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity’s fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Management is currently evaluating the impact that adoption of SFAS 142 will have on its consolidated finan cial statements.

Impairments

In October 2001, the FASB issued SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) which supersedes FAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and the accounting and reporting provisions of ABP 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 retains the fundamental provisions of FAS 121 for the recognition and measurement of the impairment for long-lived assets and the measurement of long-lived assets to be disposed of by sale. Its issuance is to address the significant issues relating to the implementation of FAS 121 and to develop a single accounting model, based on the framework established in FAS 121, for long-lived assets. Generally, the provisions of FAS 144 are effective for fiscal years beginning after December 15, 2001, with the initial application as of the beginning of the fiscal year. Management is currently evaluating the impact that adoption of SFAS 144 will have on its consolidated financial statements.

H) Earnings per share

The Company adopted SFAS No 128 - Earnings per Share during the fiscal year ended August 31, 1998.

The calculation of US GAAP basic earnings per share is based on the weighted average number of shares. In prior periods the continuing operations of the Company have been loss making, so the effect of the common stock equivalents has not been considered for the dilutive earnings per share calculation.

At December 31, 2001 under US GAAP the Company made a loss under continuing operations. There is no difference between the weighted average share for UK GAAP and US GAAP. The table below highlights the earning per share based on net income, under US GAAP. As a result of this, the following diluted earnings per share calculation has been performed.

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

	December 31

	2000	2001

	£	£

US GAAP net (loss) available to common stockholders	(3,241,000)	(3,725,000)
Basic weighted-average shares	39,530,837	71,247,249
Plus: Incremental share from assumed conversions
Options	5,258,430	7,658,160
Warrants	1,818	149,247
Convertible preferred stock	41,298,190	41,298,190

Adjusted weighted-average shares	86,089,275	120,352,846

	Year ended December 31	Year ended December 31	Year ended December 31

	1999	2000	2001

	£’000	£’000	£’000

Basic earnings/(loss) per share	0.17	(0.08)	(0.05)
Diluted earnings per share	0.14	*	*

* The dilutive effect of the Company’s option, warrants and convertible preferred stock have been excluded as the impact would have been antidilutive for the periods indicated above. Please refer to Notes (21) and (22) for more information with regard to these securities. 290,000 shares were issued during 2000 upon the exercise of certain options. 7,598,133 shares were issued in 2001 upon the exercise of certain options.

I) Treatment of intangible fixed assets

During 2000 the Company purchased rights relating to pharmaceutical products which are in the clinical trials phase of development. Under UK GAAP it is acceptable to attribute a value to these rights, where there is a sufficient likelihood of future economic benefit and capitalise and amortise them over their expected useful economic life. Under US GAAP specific guidance relating to pharmaceutical products in the development phase requires such amounts to be expensed unless they have attained certain regulatory milestones.

Under UK GAAP the Company has capitalised £3,452,000 at December 31, 2001 (December 31, 2000 £3,860,000) relating to rights over products, which would have been expensed under US GAAP.

J) Adjustment for revenue recognition

In December 1999, the SEC issued SAB 101 “Revenue Recognition in Financial Statements”. SAB 101 provides guidance on revenue recognition and related disclosures in financial statements, and requires deferral and amortisation of up-front licence fees where there is a continuing involvement with the licensed asset through the provision of research and development services. Generally, milestone payments have been treated similarly under both UK and US GAAP. They have been recognised when earned and non-refundable, and when the Company has no future legal obligation pursuant to the milestone payment. However, the actual accounting for milestones depends on the facts and circumstances of each contract. In certain cases milestones may be deferred and amortised under US GAAP, whilst under UK GAAP immediate recognition may have been appropriate.

Under US GAAP the Company adopted SAB 101 for the fiscal year ended December 31, 2000 and recorded £619,000 as a cumulative adjustment in respect of its accounting for certain up-front payments and refundable milestone payments. As required by SAB 101, the adjustment was recorded in Q4 2000 with retroactive effect to January 1, 2000. The effect of this adjustment was to reduce retained earnings and increase deferred revenue by equal amounts under US GAAP. Licence and development fees for 2000 were £106,000 higher under US GAAP compared to UK GAAP as a result of SAB 101 requirements.

The change increased net sales for the year ended December 31, 2000 by £106,000. This change had no impact on the Company’s loss per share for the year ended December 31, 2000. For the fiscal year ended December 31, 2001

AMARIN CORPORATION PLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

the effect of SAB 101 increased net sales by £60,000. The cumulative effect, as recognized in shareholders’ equity in accordance with US GAAP, resulted in a reduction in equity of £453,000.

K) Gain on extinguishment of a trade payable

Under UK GAAP the Company has recognised a gain on the reversal of a third party payable by a related party as discussed in Note (2). Under US GAAP the payment of a third party liability by a related party is considered a contribution to capital.

L) Imputed interest on non-interest bearing debt

In connection with the Company’s acquisition of the product portfolio from Elan, the Company obtained a non-interest bearing loan for a period of one year in the amount of £4,466,000 to fund the acquisition of such portfolio. Under UK GAAP the face value of the note is included in the fair value of the portfolio acquired. Under US GAAP the note payable and the product portfolio are recorded at the present value of amounts to be paid determined using an appropriate interest rate. The note payable is then accreted up to its face value over the term of the loan with a corresponding charge to interest expense.

In June 2000, the entire loan amount referred to above of £4,466,000 was extended for a period of approximately 4 years (see Note 19(a)). Under UK GAAP there is no accounting impact as a result of the extension of the loan term. Under US GAAP the modification resulted in an extraordinary gain for fiscal 2000 of £1,251,000, computed as the difference between the face value of the loan and the present value of the amounts to be paid using the appropriate interest rate, which has been accounted for as a capital contribution from a related party. For US GAAP the loan will be carried at its present value and accreted up to its face value over the term of the loan with a corresponding charge to interest expense, accordingly a charge of £268,000 under US GAAP has been charged to interest expense for the year ended December 31, 2001.

M) Accrual for PPA returns

Under UK GAAP the Company did not accrue for the estimated costs expected to be incurred during the year ended December 31, 2000. Under US GAAP the Company was required to accrue for the estimated costs of returns. During the year ended December 31, 2001 the accrual made under US GAAP has been utilised so no GAAP difference remains.

N) Reversal of transdermal accrual

Under UK GAAP the Company has accrued for the estimated costs of terminating its transdermal contracts. Under US GAAP a portion of this amount relates to revenues reflected as deferred revenue under SAB 101.

O) Preferred dividends

Under UK GAAP cumulative preferred dividends are accrued whether paid or not. Under US GAAP, preferred dividends are not accounted for until declared. The Company has restated its shareholders’ equity for the year ended December 31, 2000 to reverse an accrual for preferred stock dividends.

SIGNATURES

             The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMARIN CORPORATION PLC

By /s/ Richard A B Stewart Richard A B Stewart Chief Executive Officer

Date: May 7, 2002

EXHIBIT INDEX

Exhibits filed as part of this annual report

1.1	Memorandum of Association of the Company (1)

1.2	Articles of Association of the Company (2)

1.3	Amendment to Articles of Association of Ethical Holdings plc (3)

1.4	Deposit Agreement dated as of March 29, 1993, among the Company, Citibank, N.A., as Depositary and all holders from time to time of American Depositary Receipts issued thereunder (1)

1.5	Amendment No. 1 to Deposit Agreement, dated as of October 8, 1998, among the Company, Citibank, N.A., as Depositary and all holders from time to time of the American Depositary Receipts issued thereunder (4)

1.6	Form of Ordinary Share certificate (1)

1.7	Form of American Depositary Receipt evidencing ADSs (included in Exhibit 1.6) (1)

1.8	Purchase Agreement, dated as of June 16, 2000, by and among Amarin Corporation plc and the Purchasers named therein (3)

1.9	Registration Rights Agreement, dated as of November 24, 2000, by and between Amarin Corporation plc and Laxdale Limited (5)

2.1	Option Agreement dated as of June 18, 2001 between among Elan Pharma International Limited and the Company*

2.2	Lease dated August 6, 2001 between the Company and LB Strawberry LLC

2.3	Stock and Intellectual Property Right Purchase Agreement dated November 30, 2001 by and among Abriway International S.A., Sergio Lucero, Francisco Stefano, Amarin Technologies S.A., Amarin Pharmaceuticals Company and the Company.

2.4	Stock Purchase Agreement dated November 30, 2001 by and among Abriway Corporation plc, Beta Pharmaceuticals Corporation and the Company

2.5	Novation Agreement dated November 30, 2001 by and among Beta Pharmaceuticals Corporation, Amarin Technologies S.A. and the Company

8.1	Subsidiaries of Amarin Corporation plc

* Confidential portions of this Exhibit have been omitted pursuant to a request for confidential treatment. The omitted confidential information has been filed with the Securities and Exchange Commission.

(1)   Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-1, as amended, File No. 33-58160, filed with the Securities and Exchange Commission

(2)   Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-1, as amended, File No. 33-77560, filed with the Securities and Exchange Commission

(3)   Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 1999, filed with the Securities and Exchange Commission

(4)   Incorporated herein by reference to Exhibit (a)(1) to the Company’s Registration Statement on Form F-6, as amended, File No. 333-5946, filed with the Securities and Exchange Commission

(5)   Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-3, as amended, File No. 33-13200, filed with the Securities and Exchange Commission