Form 20-F/A
period 2001-12-31
AMARIN CORP PLC\UK
filed 2003-03-10
CIK 897448

UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                              FORM 20-F/A


                          AMENDMENT NO. 1
                                 TO
           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
               OF THE SECURITIES EXCHANGE ACT OF 1934

            For the fiscal year ended December 31, 2001

                   Commission file number 0-21392

                       AMARIN CORPORATION PLC
       (Exact name of Registrant as Specified in its Charter)

                              ENGLAND
     (Jurisdiction of Incorporation or organization of Issuer)

                          7 CURZON STREET
                           LONDON W1Y 7FL
                              ENGLAND
              (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to
               Section 12(b) of the Act:

         Title of                   Name of each Exchange
        each Class                  On Which Registered

           None                           None

Securities registered or to be registered pursuant to
               Section 12(g) of the Act:

      American Depositary Shares Representing Ordinary Shares
             Ordinary Shares (10p par value per Share)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each issuer's classes of capital or common stock as of the period covered by the annual report.

        76,743,893 Ordinary Shares (10p par value per Share)
          4,129,819 Preference Shares (1 pound par value Share)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                    Yes  [ X ]  No  [   ]

Indicate by check mark which financial statement item the registrant has elected to follow.

                    Item 17  [   ]   Item 18  [ X ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS
DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d)of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                    Yes  [   ]   No  [   ]

---------------------------------------------------------------
---------------------------------------------------------------

                           EXPLANATORY NOTE

Amarin Corporation plc (the "Company") hereby amends its Annual Report on Form 20-F for the fiscal year ended December 31, 2001 pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, by setting forth herein the complete text of
Exhibit 4.1, Option Agreement dated as of June 18, 2001 between Elan Pharma International Limited and the Company. No other changes are being made to the original Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (the "Original Filing").

This report continues to speak as of the date of the Original
Filing, and we have not updated the disclosure in this report to speak as of a later date.

---------------------------------------------------------------
---------------------------------------------------------------

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


AMARIN CORPORATION PLC

By:     /s/ Richard A B Stewart
        -------------------------
Name: Richard A B Stewart
Title: Chief Executive Officer

Date: February 25, 2003





				SECTION 302 CERTIFICATION

I, Rick Stewart, Chief Executive Officer of Amarin Corporation plc, certify that:

1. I have reviewed this annual report on Form 20-F/A of Amarin
Corporation plc; and

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: February 25, 2003

    /s/ Rick Stewart
_________________________

Rick Stewart
Chief Executive Officer




				SECTION 302 CERTIFICATION

I, Darren Cunningham, Chief Financial Officer of Amarin Corporation plc, certify that:

1. I have reviewed this annual report on Form 20-F/A of Amarin
Corporation plc; and

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: February 25, 2003

  /s/ Darren Cunningham
_________________________

Darren Cunningham
Chief Financial Officer






EXHIBIT INDEX

Exhibits filed as part of this annual report

1.1    Memorandum of Association of the Company (1)

1.2    Articles of Association of the Company (2)

1.3    Amendment to Articles of Association of Ethical
       Holdings plc (3)

2.1    Deposit Agreement dated as of March 29, 1993, among the
       Company, Citibank, N.A., as Depositary and all holders from time to time of American Depositary Receipts issued thereunder (1)

2.2 Amendment No. 1 to Deposit Agreement, dated as of October 8, 1998, among the Company, Citibank, N.A., as Depositary and all holders from time to time of the American Depositary Receipts issued thereunder (4)

2.3    Form of Ordinary Share certificate (1)

2.4    Form of American Depositary Receipt evidencing ADSs
       (included in Exhibit 1.6) (1)

2.5 Purchase Agreement, dated as of June 16, 2000, by and among Amarin Corporation plc and the Purchasers named therein (3)

2.6    Registration Rights Agreement, dated as of November 24,
       2000, by and between Amarin Corporation plc and Laxdale
       Limited (5)

4.1    Option Agreement dated as of June 18, 2001 between Elan
       Pharma International Limited and the Company*

4.2    Lease dated August 6, 2001 between the Company and
       LB Strawberry LLC

4.3 Stock and Intellectual Property Right Purchase Agreement dated November 30, 2001 by and among Abriway
       International S.A., Sergio Lucero, Francisco Stefano,
       Amarin Technologies S.A., Amarin Pharmaceuticals Company and the Company

4.4 Stock Purchase Agreement dated November 30, 2001 by and among Abriway Corporation plc, Beta Pharmaceuticals
       Corporation and the Company

4.5    Novation Agreement dated November 30, 2001 by and among
       Beta Pharmaceuticals Corporation, Amarin Technologies
       S.A. and the Company

8.1    Subsidiaries of Amarin Corporation plc


* Confidential portions of this Exhibit have been omitted pursuant to a request for confidential treatment. The omitted confidential information has been filed with the Securities and Exchange Commission.

(1) Incorporated herein by reference to certain exhibits to the Company's Registration Statement on Form F-1, as amended, File
No. 33-58160, filed with the Securities and Exchange Commission

(2) Incorporated herein by reference to certain exhibits to the Company's Registration Statement on Form F-1, as amended, File
No. 33-77560, filed with the Securities and Exchange Commission

(3) Incorporated herein by reference to certain exhibits to the Company's Annual Report on Form 20-F for the year ended
December 31, 1999, filed with the Securities and Exchange
Commission

(4) Incorporated herein by reference to Exhibit (a)(1) to the Company's Registration Statement on Form F-6, as amended,
File No. 333-5946, filed with the Securities and Exchange
Commission

(5) Incorporated herein by reference to certain exhibits to the Company's Registration Statement on Form F-3, as amended, File
No. 33-13200, filed with the Securities and Exchange Commission