Form 20-F
period 2002-12-31
AMARIN CORP PLC\UK
filed 2003-04-24
CIK 897448

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

Commission file number 0-21392

AMARIN CORPORATION PLC
(Exact Name of Registrant as Specified in Its Charter)

England

(Jurisdiction of Incorporation or Organization)

7 Curzon Street

London W1J 5HG
England
(Address of Principal Executive Offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Name of Each Exchange
Title of Each Class	On Which Registered

None	None

          SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

American Depositary Shares, each representing one Ordinary Share

Ordinary Shares, £1.00 par value per share
(Title of Class)

          SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

9,838,158 Ordinary Shares, £1.00 par value per share

2,000,000 Preference Shares, £1.00 par value per share

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES  X      NO

Indicate by check mark which financial statement item the registrant has elected to follow.

ITEM 17         ITEM 18  X

INTRODUCTION
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
PART I
Item 1 Identity of Directors, Senior Management and Advisers
Item 2 Offer Statistics and Expected Timetable
Item 3 Key Information
Item 4 Information on the Company
Item 5 Operating and Financial Review and Prospects
Item 6 Directors, Senior Management and Employees
Item 7 Major Shareholders and Related Party Transactions
Item 8 Financial Information
Item 9 The Offer and Listing
Item 10 Additional Information
Item 11 Quantitative and Qualitative Disclosures About Market Risk
Item 12 Description of Securities Other than Equity Securities
PART II
Item 13 Defaults, Dividend Arrearages and Delinquencies
Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15 Controls and Procedures
Item 16 [Reserved]
PART III
Item 17 Financial Statements
Item 18 Financial Statements
Item 19 Exhibits
SIGNATURES
CERTIFICATIONS
EXHIBIT INDEX
Memorandum of Association of the Company
Articles of Association of the Company
Form of Ordinary Share Certificate
Registration Rights Agreemeent, dated Oct.21, 1998
Amendment No.1 to Registration Rights Agreement
Form of Subscription Agreement
Form of Registration Rights Agreement
Amended & Restated Asset Purchase Agreement
Variation Agreement, undated
Deed of Variation, dated January 27, 2003
Amended & Restated License and Supply Agreement
Deed of Variation , dated January 27, 2003
Deed of Variation Amending Loan Agreement 07.19.02
Deed of Variation No.2 Amending Loan Agreement
Deed of Variation No.3 Amending Loan Agreement
Agreement Letter, dated October 21, 2002
Agreement, dated January 27, 2003
Master Agreement, dated January 27, 2003
Form of Warrant Agreement, dated March 19, 2003
Sale and Purchase Agreement, dated March 14, 2003
Subsidiaries of the Company
Certification of Richard A.B. Stewart
Certification of Ian R. Garland

i

INTRODUCTION

      This report comprises the annual report to shareholders of Amarin Corporation plc (NASDAQ: AMRN) and its annual report on Form 20-F in accordance with the requirements of the United States Securities and Exchange Commission, or SEC, for the year ended December 31, 2002.

      As used in this annual report, unless the context otherwise indicates, the terms “Company”, “Amarin”, “we”, “us” and “our” refer to Amarin Corporation plc and its wholly owned subsidiary companies, including Amarin Pharmaceuticals, Inc., a US subsidiary which we may refer to in this annual report as “API”, and Amarin Development (Sweden) AB, a Swedish subsidiary which we may refer to in this annual report as “Amarin AB”.

      Also, as used in this annual report, unless the context otherwise indicates, the term “Ordinary Shares” refers to our Ordinary Shares, par value £1.00 per share, and the term “Preference Shares” refers to our 3% cumulative convertible preference shares, par value £1.00 per share. Unless otherwise specified, all shares and share related information (such as per share information and share price information) in this annual report have been adjusted to give effect, retroactively, to our ten-for-one Ordinary Share consolidation effective on July 17, 2002 whereby ten ordinary shares of 10p each became one Ordinary Share of £1.00 each.

      In this annual report, references to “pounds sterling” or “£” are to UK currency and references to “US dollars”, “$” or “US$” are to US currency.

      This annual report contains trademarks, tradenames or registered marks of us and other entities, including:

•	Phrenilin®, BontrilTM, Motofen®, Diffusion Controlled VesicleTM or DCVTM, GAMMATM, Triglas®, Rhotard® and MultiporTM, which are registered in or used by us or our affiliates;

•	Permax®, which is registered in Eli Lilly and Company or its affiliates, which we may refer to in this annual report as “Lilly”;

•	Mirapex® and Lomotil®, which are registered in Pharmacia Corporation or its affiliates, which we may refer to in this annual report as “Pharmacia”;

•	Requip®, which is registered in GlaxoSmithKline PLC or its affiliates;

•	ZelaparTM, which is registered in Elan Corporation plc or its affiliates, which we may refer to in this annual report as “Elan”;

•	Zydis®, which is registered in RP Scherer Corporation or its affiliates, which we may refer to in this annual report as “Scherer”;

•	MoraxenTM, which is registered in CeNeS Limited or its affiliates, which we may refer to in this annual report as “CeNeS”; and

•	Glucotrol XL® which is registered in Pfizer, Inc. or its affiliates, which we may refer to in this annual report as “Pfizer”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This annual report includes forward-looking statements. Additionally, we may make forward-looking statements in future filings with the SEC and in written material, press releases and oral statements issued by or on behalf of us. All statements other than statements of historical facts included in this annual report, including statements regarding our intent, belief or current expectations or those of our management regarding various matters, or statements that include forward-looking terminology such as “may,” “will,” “should”, “believes,” “expects,” “anticipates,” “estimates,” “assumes,” “continues,” or similar expressions, are forward-looking statements. These forward-looking statements relate, among other things, to our future capital needs, our ability to further acquire marketable products, acceptance of our products by regulatory and governmental bodies, prescribers and end-users, competitive factors and our marketing and sales plans.

      Forward-looking statements are subject to risks and uncertainties, certain of which are beyond our control. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the factors described in Item 3 “Key Information — Risk Factors.” Some, but not all, of these factors are:

•	the timing of our future capital needs and our ability to raise additional capital when needed;

•	uncertainty of market acceptance of our products;

•	our ability to compete with other pharmaceutical companies;

•	our ability to develop or acquire new products;

•	problems with important third-party manufacturers on whom we rely;

•	our ability to attract and retain key personnel; and

•	implementation and enforcement of government regulations.

      This list of factors is not exhaustive and other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

      All forward-looking statements in this annual report are based on information available to us as of the date of this annual report, reflect our current views with respect to future events and financial performance, speak only as of the date of this annual report and are not intended to give any assurance as to future results. We expressly disclaim any obligation or undertaking to update or revise any forward-looking statements that may be made by us, or on our behalf, in this annual report or otherwise, whether as a result of new information, future events or other reasons. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained here and throughout this annual report. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this annual report might not transpire and we caution investors not to place undue reliance on these forward-looking statements.

PART I

Item 1     Identity of Directors, Senior Management and Advisers

      Not applicable.

Item 2     Offer Statistics and Expected Timetable

      Not applicable.

Item 3     Key Information

A.  Selected Financial Data

General

      The following table presents our selected consolidated financial data as of the dates and for each of the periods indicated. You should read the selected financial data set forth below together with Item 5 — “Operating and Financial Review and Prospects” as well as our consolidated financial statements and notes thereto beginning on page F-1 of this annual report.

      The selected consolidated statement of operations data presented below are for the fiscal year ended August 31, 1998, the four months ended December 31, 1998, and each of the fiscal years ended December 31, 1998, 1999, 2000, 2001 and 2002. The consolidated balance sheet data at December 31, 2000, 2001 and 2002, and the consolidated statement of operations data for the years ended December 31, 2000, December 31, 2001, and December 31, 2002 are derived from the consolidated financial statements beginning on page F-1 of this annual report, which have been audited by PricewaterhouseCoopers LLP, chartered accountants and registered auditors.

      The consolidated statement of operations data for the fiscal year ended December 31, 1998, has not been audited, but has been presented below in order to facilitate comparisons of data during the transition in 1998 from an August 31 fiscal year-end to a December 31 fiscal year-end.

      Unless otherwise specified, all references in this annual report to a “fiscal year” or “year” of Amarin refer to a twelve month financial period ended December 31. We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the UK, which we refer to in this annual report as “UK GAAP” and which differs in certain significant aspects from generally accepted accounting principles in the US, which we refer to in this annual report as “US GAAP.” These differences have a material effect on net income/(loss) and the composition of shareholders’ equity. A detailed analysis of these differences can be found in Note 39 to the consolidated financial statements beginning on page F-1 of this annual report. Note 39 to our consolidated financial statements also provides a reconciliation of our consolidated financial statements to US GAAP.

      During 2002 our Ordinary Shares were consolidated on a ten-for-one basis. As a result each American Depositary Share, or ADS, now represents one Ordinary Share. Prior to this consolidation, each ADS represented ten ordinary shares of 10p each. The new conversion ratio has been reflected in all years in the weighted average share numbers shown in the consolidated statement of operations data below.

Selected Consolidated Financial Data

(In thousands, except for per share and other data)

	Fiscal
	year	4 months
	ended	ended	Fiscal years ended December 31,
	August 31,	December 31,
	1998	1998	1998	1999	2000	2001	2002

	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Consolidated statement of operations data
Amounts in accordance with UK GAAP
Licensing and development fees	1,003	0	665	103	817	1,472	2,069
Product sales	2,766	970	3,216	3,329	8,166	33,792	35,878
Royalties	2,071	594	1,871	1,481	1,467	1,559	2,308
Services	133	0	133	80	76	104	394

Total turnover from continuing operations	5,973	1,564	5,885	4,993	10,526	36,927	40,649
Expenses from continuing operations	12,169	2,253	11,052	9,407	12,295	40,414	60,917

Operating (loss) from continuing operations	(6,196)	(689)	(5,167)	(4,414)	(1,769)	(3,487)	(20,268)
(Loss) from continuing operations	(9,595)	(968)	(8,737)	(5,405)	(1,647)	(3,519)	(22,059)
(Loss)/profit from discontinued operations	(7,605)	(188)	(6,919)	8,110	3,347	300	(953)

Net (loss)/profit	(17,200)	(1,156)	(15,656)	2,705	1,700	(3,269)	(23,012)
(Loss) from continuing operations per Ordinary Share (basic)	(6.43)	(0.65)	(5.84)	(3.60)	(0.42)	(0.49)	(2.37)
Net (loss)/profit per Ordinary Share (basic)	(11.52)	(0.77)	(10.47)	1.80	0.43	(0.46)	(2.48)
Net (loss)/profit per Ordinary Share (diluted)	(11.52)	(0.77)	(10.47)	1.54	0.20	(0.46)	(2.48)
Amounts in accordance with US GAAP
Operating (loss)	(6,577)	(709)	(5,532)	(4,403)	(1,003)	(2,225)	(17,747)
Net (loss)/profit	(17,581)	(1,176)	(16,021)	2,516	(3,241)	(3,725)	(20,781)
Net (loss)/profit per Ordinary Share (basic)	(11.78)	(0.79)	(10.70)	1.67	(0.82)	(0.52)	(2.24)
Net (loss)/profit per Ordinary Share (diluted)	(11.78)	(0.79)	(10.70)	1.43	(0.82)	(0.52)	(2.24)
Weighted average shares (basic)	1,493	1,497	1,495	1,501	3,953	7,125	9,297
Weighted average shares (diluted)	1,493	1,497	1,495	1,754	8,609	12,035	11,862
Consolidated balance sheet data
Amounts in accordance with UK GAAP
Net current (liabilities)/assets	(12,775)	(3,373)	(3,373)	(4,942)	13,386	(8,324)	(11,992)
Total assets	9,826	10,612	10,612	20,889	35,502	62,486	60,524
Long term creditors and provisions	1,321	11,569	11,569	939	8,619	5,212	22,823
Called up share capital (Ordinary Shares)	1,497	1,497	1,497	1,901	6,814	7,674	9,838
Total shareholders’ (deficit)/ funds	(8,038)	(9,191)	(9,191)	7,539	20,846	20,372	(3,856)
Amounts in accordance with US GAAP
Net current (liabilities)/assets	(12,775)	(3,373)	(3,373)	(4,942)	13,386	(8,324)	(12,263)
Total assets	10,148	10,843	10,843	20,889	28,642	59,034	56,994
Long term creditors and provisions	1,321	11,569	11,569	939	6,458	4,519	24,466
Called up share capital (Ordinary Shares)	1,497	1,497	1,497	1,901	6,814	7,674	9,838
Total shareholders’ (deficit)/ funds	(7,716)	(8,960)	(8,960)	7,539	17,384	17,589	(5,419)

Exchange Rates

      We publish our consolidated financial statements in pounds sterling. Solely for informational purposes, this annual report contains translations of certain pound sterling amounts in, to or from US dollars at a specified rate. These translations should not be construed as representations that the pound sterling amounts actually represent the US dollar amounts indicated or could be converted into or from US dollars at the rate indicated. Unless otherwise stated herein, the translations of pounds sterling into and from US dollars have been made at £1.00 to US$1.6099, which was the closing midpoint rate on December 31, 2002 as quoted in the UK Financial Times. The noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2002 was £1.00 to US$1.6095. We do not believe this difference to be material. The noon buying rate on April 8, 2003 was £1.00 to US$1.5507.

      The rate of exchange between pounds sterling and the US dollar is determined by supply and demand in the foreign exchange markets, which are affected by numerous factors. Fluctuations in the exchange rate between the US dollar and the pound sterling may affect any earnings or losses reported by us and the book value of our shareholders’ equity as expressed in US dollars and pounds sterling, and consequently may affect the market price for our ADSs.

      The following table sets forth, for the periods indicated, the average of the noon buying rate on the last day of each month during the relevant period as announced by the Federal Reserve Bank of New York for pounds sterling expressed in US dollars per pound sterling.

Fiscal Period	Average Noon Buying Rate

(US dollars/ pound sterling)
12 months ended December 31, 1998	1.6550
4 months ended December 31, 1998	1.6556
12 months ended December 31, 1999	1.6010
12 months ended December 31, 2000	1.5170
12 months ended December 31, 2001	1.4543
12 months ended December 31, 2002	1.5093

      The following table sets forth, for each of the last six months, the high and low noon buying rate during each month as announced by the Federal Reserve Bank of New York for pounds sterling expressed in US dollars per pound sterling.

Month	High Noon Buying Rate	Low Noon Buying Rate

	(US dollars/ pound sterling)	(US dollars/ pound sterling)
October 2002	1.5708	1.5418
November 2002	1.5915	1.5440
December 2002	1.6095	1.5555
January 2003	1.6482	1.5975
February 2003	1.6455	1.5727
March 2003	1.6129	1.5624

B.  Capitalization And Indebtedness

      Not applicable.

C.  Reasons For The Offer And Use Of Proceeds

      Not applicable.

D.  Risk Factors

      You should carefully consider the risks and the information about our business described below, together with all of the other information included in this annual report. You should not interpret the order in which these considerations are presented as an indication of their relative importance to you. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks and uncertainties develop into actual events, our business, financial condition and results of operations could be materially and adversely affected, and the trading price of our ADSs could decline.

We have a history of losses.

      We have only been profitable in two of the last five fiscal years. For the fiscal year ended December 31, 2002, we reported a loss of approximately £23.0 million under UK GAAP. In the fiscal year ended December 31, 2001 we reported a loss of approximately £3.3 million under UK GAAP. We reported net profits under UK GAAP of approximately £1.7 million and £2.7 million for the years ended December 31, 2000 and December 31, 1999, respectively. Prior to that, we had a net loss of approximately £1.2 million for the four-month period ended December 31, 1998, which was a transition period following the change of our fiscal year end from August 31 to December 31. We also reported a net loss of approximately £17.2 million under UK GAAP for the fiscal year ended August 31, 1998. In future periods, we may not be able to continue growing our sales and we may not be able to return to profitability.

We may have to issue equity in Amarin leading to shareholder dilution.

      It is probable that we will have to issue new equity to fund our working capital requirements in 2003 and beyond and to fund new product acquisitions and/or development programs. We are already committed to issue equity to Laxdale Limited, which we may refer to in this annual report as “Laxdale”, upon the successful achievement of specified milestones for the LAX-101 development program. See Item 4 “Information on the Company — Business Overview — Our Huntington’s Disease Strategy — LAX-101.” As part of our financing requirements new equity or convertible equity or debt instruments may be issued to new or existing shareholders. The creation of new shares would lead to dilution of the current shareholder base.

If we cannot find additional capital resources, we will have difficulty paying our short-term indebtedness and sustaining and growing our business.

      We will need to raise additional capital and/or to reschedule our existing debts to fund our business during the year 2003 and to pursue our long-term strategy of acquiring additional products, expanding our sales and marketing capabilities and growing our business. Depending on market conditions and our ability to ensure financial stability, we may not have access to additional capital on reasonable terms or at all. Any inability to obtain additional financing and/or to reschedule our existing debts when needed would adversely affect our ability to sustain and to grow our business.

Our revenues are predominantly based upon our levels of sales to wholesalers and similar purchasers of inventory in the US.

      Our revenues are predominantly based upon our sales in the US to wholesalers and similar purchasers of our products. The level of US sales reflects the demand from these wholesalers and similar purchasers to meet both the in-market consumption of our products and to reflect the levels of inventory that wholesalers and similar purchasers of our products carry. In the future, wholesalers and similar purchasers of our products may hold more or less inventory than they did for the same period of a prior year and throughout a calendar year. Changes in the level of inventories can directly impact the level of US sales and could result in our sales not being in-line with in-market consumption of our products. In the event that the in-market use of a product or products is overestimated by either us or our customers then any such wholesaler or similar purchaser may in certain circumstances be able to return product to us at their purchase cost. Wholesalers and similar customers typically need to hold at least one month in inventory to satisfy demand and may hold inventory in excess of that to assure continued supply.

The loss of formulary coverage by a few payors in the US would have an adverse effect on our business.

      The success of our products may depend in part upon the ability of consumers to obtain reimbursement from third party health care payors, such as government and private insurance plans. Third party insurers and the US government (Medicaid or the Veterans Association) fund approximately 75% of prescriptions dispensed in the US pharmaceutical market. These payors will typically only provide reimbursement for pharmaceutical products that are included in their formularies. If pharmaceutical products cease to be included on these formularies, patients will often switch to alternative treatments that are included and reimbursed. Many of these payors have individually significant proportions of the total US market and the loss of coverage or disfavoured status on their formularies for our products could have a material adverse affect on our level of prescriptions and sales.

      In other jurisdictions, such as the European Union, governments influence the price of pharmaceutical products through pricing and reimbursement rules and control of national health care systems that fund a large proportion of the cost of such products to consumers. The approach taken varies from country to country. Some jurisdictions operate positive and/or negative list systems under which products may only be marketed once a reimbursement price has been agreed. Other jurisdictions allow companies to fix their own prices for medicines, but monitor and control company profits.

      Third-party payors are increasingly attempting to contain health care costs by challenging the prices charged for medical products and services. Our Parkinson’s disease product, Permax, is marketed primarily to seniors. There is additional increasing pressure to provide pricing discounts or benefits to seniors. If the regulatory environment changes, some or all of our products may not remain eligible for third-party reimbursement. In addition, even if reimbursement is available, the levels of reimbursement may not be sufficient to permit us to set prices at which we can realize an acceptable return on capital.

We are dependent on a few customers for the majority of our revenue.

      In 2002, 23% of our product revenue was attributable to one customer and the next four largest customers accounted for an additional 56% of our revenue. These percentages increased significantly from 2001. As with many pharmaceutical companies who sell through traditional wholesale channels there has been considerable consolidation in this sales channel resulting in concentration of customer sales. We expect to continue to depend on a few large customers to support our revenues for the foreseeable future. There is no assurance that revenue from these large customers will be maintained or that we will be able to sustain revenues in the future. See Item 5 “Operating and Financial Review and Prospects — Operating Results — Comparison of Fiscal Years Ended December 31, 2002 and December 31, 2001 — Revenue.”

Our ability to generate revenues under our in-licensing agreements depends in part upon the financial condition of our licensors and the ability of our licensors to obtain regulatory approvals.

      We have entered into a license agreement with Laxdale that gives us the US marketing rights to LAX-101, a new molecular entity that is under investigation to treat Huntington’s disease. Laxdale is responsible for conducting, at its expense, all tests and clinical trials needed in order to meet regulatory requirements, for obtaining applicable regulatory approvals, and for prosecuting any patent applications with respect to this product. The costs of developing and obtaining regulatory approvals for pharmaceutical products can be substantial. On February 3, 2003, we announced our intention to work with Laxdale toward conducting an additional Phase III program to support a possible new drug application or “NDA” for LAX-101. This was determined after a meeting with the US Food and Drug Administration or “FDA” on January 29, 2003. The decision to conduct a further Phase III program is consistent with the approval process of new drug products for neurological diseases, and reflects the fact that statistical significance was not achieved in the entire study patient population in the first Phase III study. Our ability to commercialize this product is dependent upon the success of Laxdale’s further development efforts. If Laxdale is unable to maintain the financial and operational capability to complete its development efforts, we may not ever be able to generate revenues from the licensed product. In the event that Laxdale is unable to fund the Phase III program for LAX-101, we could not fund such Phase III program from our existing financial resources. We are dependent upon Laxdale having the financial and personnel resources necessary to fulfill its obligations to complete the clinical development and pursuit of approval of an NDA, if clinical study results warrant, and on the success of such development efforts. There can be no assurances that Laxdale, a small, closely held private company, will have the resources necessary to fulfill these obligations or that development success will otherwise be achieved. In addition, the Chairman of Laxdale, Dr. David Horrobin, one of its founders, died in April 2003. While we do not believe that Laxdale is wholly dependent on Dr. Horrobin for continued development progress of LAX-101, the impact of his death upon Laxdale remains uncertain at this time.

      Our ability to derive any revenues under our licensing agreement with Laxdale for LAX-101 is subject to all of the risks associated with obtaining regulatory approvals, and as a licensee we have limited ability to control the outcome of the development process. Our licensors may not obtain regulatory approvals that are needed in order to market a new product, and the timing or scope of any approvals may prohibit or reduce our ability to commercialize a product successfully. For example, even if Laxdale obtains the necessary approvals for LAX-101, the approvals may take too long or the terms of the approvals may not have the scope or breadth needed for us to commercialize successfully products based on LAX-101.

      We are aware that CeNeS, our licensor of Moraxen, currently has financial problems. In light of this, we are currently assessing the viability and funding of the development project with CeNeS for Moraxen and wrote off the carrying value of Moraxen in 2002. See Item 4 “Information on the Company — Business Overview — Our Huntington’s Disease Strategy — Moraxen.”

Our products may not be able to compete effectively against those of our competitors.

      Competition in the pharmaceutical industry is intense and is expected to increase. Our portfolio of marketable products competes with a variety of other products, including established drugs and major brand names. The market for generic products is particularly competitive. Generic copies of innovator drugs can generally be introduced on the basis of bioequivalence to an existing product after any patents and data exclusivity protection on such product have expired. Once a successful product is off patent, many companies often seek to market generic equivalents, thus saturating the market with a large number of similar products. Competitive factors could force innovator companies such as ourselves to lower prices or could result in reduced sales. In addition, new or currently marketed products developed by others could emerge as competitors to our products. Products based on new technologies or new drugs could render our products obsolete or uneconomical.

      Revenues from Permax have been in decline since a generic version of Permax was launched in December 2002 and the publication in December 2002 in the Mayo Clinic Proceedings of an article titled “Valvular Heart Disease in Patients Taking Pergolide”, regarding three case studies reporting a possible connection between pergolide, which is ergot-derived, and valvular heart disease. The Mayo Clinic article led to a change to the Permax label to include the potential risk of valvular heart disease. Whilst we believe that the causal link between the taking of Permax and valvular heart disease has yet to be established and the incidence of any such problem in any event would appear to be rare, it is likely that this article may have put Permax at a competitive disadvantage to the other dopamine agonists that are not ergot-derived. Additionally, we recently received two notices of claims of personal injury and/or death from valvular heart disease allegedly associated with Permax. See Item 4 “Information on the Company — Business Overview — Our Parkinson’s Disease Strategy — Permax.” We cannot predict whether litigation will follow, or the outcome of any such litigation. We intend to take all appropriate action to protect our interests with respect to these claims.

      In November 2002, Teva Pharmaceuticals Industries Ltd. announced that the FDA had issued final approval for its abbreviated new drug application or “ANDA” for pergolide mesylate tablets bioequivalent to Permax. This generic product has now been launched and has led to a significant reduction of sales of Permax in the US. Accordingly, we recorded an impairment charge of £23,796,000 against the carrying value of Permax. The charge was calculated in accordance with FRS 11 “Impairment of Fixed Assets and Goodwill”, which prescribes that the launch of a generic product is a “trigger” event which necessitates, where appropriate, a revision of the carrying value of the intangible. A second ANDA also filed for pergolide has not yet been approved by the FDA, and is the subject of patent litigation between us and the applicant. Under the provisions of the US Hatch-Waxman Act, because the patents at issue are the subject of a listing in the FDA’s Orange Book and a timely patent infringement action, an “automatic stay” prevents the marketing of the second generic, even if tentatively approved by the FDA, until September 2003, unless there is an earlier ruling by the court in the infringement action. For the first two months of 2003, total prescriptions of Permax have fallen by approximately 40% when compared to the comparable period of the year 2002. Such reduction of our Permax sales will have a materially adverse effect on our cash flows and earnings in 2003 and possibly beyond.

      In the third quarter of 2002, we concluded that one product in our Phrenilin line of products, Phrenilin with Caffeine and Codeine, had experienced intense generic competition. As a result, we took a one-time charge of £2.89 million ($4.65 million) relating to inventory write-offs and we have discontinued the sale of this product.

      Our principal competitors both in the US and Europe include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies and specialized drug delivery companies. In addition, we compete with universities and other institutions involved in the development of technologies and products that may be competitive with ours. Many of our competitors have greater resources and experience than us, including financial, product development, marketing, personnel and other resources and experience. In the area of Parkinson’s disease, our principal competitors include Pharmacia and GlaxoSmithKline PLC, who market Mirapex and Requip respectively, dopamine agonists indicated as primary therapy for Parkinson’s disease. In the area of headache medications, our principal competitors include Novartis AG and Elan. We also compete with numerous manufacturers of over-the-counter headache medications.

      The success of our products also depends in large part on the willingness of physicians to prescribe these products to their patients. Many of our competitors’ products have achieved broad recognition and acceptance among medical professionals. In order to achieve an acceptable level of prescriptions for our products, we must be able to meet the needs of both the medical community and end users with respect to cost, efficacy, safety and other factors. See Item 4 “Information on the Company — Business Overview — Competition.”

Our supply of products could be disrupted by problems affecting our manufacturers and key suppliers.

      We do not currently have a commercial manufacturing facility and, accordingly, we are dependent upon maintaining existing relationships with contract manufacturers and other vendors, or establishing new vendors, to supply inventory for our sales and marketing business in the US and elsewhere. There is no assurance that if any existing relationships were to terminate we would be able to replace our current vendors without disruption to operations. Among other difficulties in identifying and retaining a new manufacturer, FDA approval is generally required to change the manufacturer of a drug and the new manufacturer must demonstrate that it meets the FDA’s requirements for current good manufacturing practices.

      While we take prudent steps to maintain safety stocks of inventory, a product shortage or interruption could have a material impact on our revenues. In some but not all cases, we have identified and qualified an alternate or back-up supplier of product. We are currently out of stock for our products Capital with Codeine and Nolahist. While we are optimistic that stocking will occur within the next five months, there can be no guarantee that stocking will occur within this time frame or at all. Except for our products Capital with Codeine and Nolahist, we currently have sufficient supplies of products to meet our expected needs for at least four months, except for Motofen where we have approximately one month of stock in hand.

      We currently rely on a single source of supply for most of our products. In the case of Permax, currently our primary marketed product, as a part of our exclusive US rights we are contractually obligated to source all supplies of Permax from Lilly. There can be no assurance, however, that all of our Permax orders will be fulfilled in a timely fashion by Lilly. In addition, we received notice from Lilly in March 2003 that Lilly has elected to terminate its manufacturing and supply obligations to us, with such termination being effective March 4, 2006. Lilly is obliged to assist in transferring its manufacturing technology to us or to a third party we nominate for the purpose of ensuring that we can continue to manufacture and supply Permax. We believe that we will be able to take advantage of this opportunity to lower our cost of goods for Permax through the identification of a new supplier and that we will be able to do so in the three-year period before Lilly’s supply obligations end. However, there can be no assurances that we will find such a manufacturer within the timeframe of the notice period or that a lower cost of goods will result. Any failure to timely locate a new qualified manufacturer could result in lost sales and could have a material adverse effect on our business.

      If in the future our manufacturers should cease doing business with us or experience delays, shortages of supply or excessive demands on their capacity, we may not be able to obtain adequate quantities of product in a timely manner, or at all. Furthermore, manufacturers are required to comply with current good manufacturing practices regulations promulgated by the FDA and other regulatory bodies. The failure by a manufacturer to comply with these regulations could affect its ability to provide us with product. While we take prudent steps to maintain safety stocks of inventory, the loss of a contract manufacturer or a product shortage or interruption could have a material impact on our revenues. In some cases we have identified and qualified an alternate or back-up supplier of product. However, we do not have insurance coverage against the risk of manufacturing failure or disruption.

      If we acquire new products, we may need additional contract manufacturing capacity. Our contract manufacturers have no obligation to supply new products. Even if our contract manufacturers endeavour to meet our future needs, we cannot predict whether they will have sufficient capacity to do so. Accordingly, we may need to secure additional contract manufacturing capacity to accommodate any growth in our product portfolio. A failure to do so when needed could result in our inability to satisfy the requirements of our customers and could result in lost sales and diminished market share.

      We and, in turn, our vendors often rely on third parties to supply the raw materials needed to manufacture our products. In most cases our contract manufacturers are responsible for obtaining raw materials, although we have assumed responsibility for sourcing difenoxin, a critical component of Motofen. We currently rely on a single source of supply for difenoxin, which is only available from a limited number of suppliers worldwide. Since acquiring our product portfolio in late 1999, we have not experienced any problems in obtaining difenoxin, and to our knowledge no other supplier has sought to terminate its relationship with our manufacturers. Our reliance on a limited number of suppliers involves several risks, including a potential inability to obtain critical materials and reduced control over production costs, delivery schedules, reliability and quality. For example, our current supplier of difenoxin allocates its output through a quota system and lead times can be as long as a year. Any unanticipated disruption to contract manufacture caused by problems at any suppliers could delay shipment of our products, increase our cost of goods sold and result in lost sales.

We may not be able to grow our business unless we can acquire and market new products.

      We are pursuing a strategy of product acquisitions (both marketed and development products) in order to generate growth. This strategy depends substantially upon our ability to continue acquiring products that we can effectively market in the US. Although we engage in proprietary research and development of new products, these activities are limited. We must therefore rely on our ability to identify other companies that are willing to sell or license product lines to us. We will be competing for these products with other parties, many of whom have substantially greater financial, marketing and sales resources. Even if suitable products are available, depending on competitive conditions we may not be able to acquire rights to additional products on acceptable terms, or at all. Our inability to acquire additional products or successfully introduce new products could have a material adverse effect on our business. In addition, we may need to significantly increase our sales and marketing force and incur additional expenses in anticipation of a new product introduction.

In order to achieve growth, we will need to expand our limited sales and marketing capability.

      At present, we market and sell our products primarily through direct marketing programs in the US. Our US subsidiary conducts all selling activities and has established a small sales and marketing staff of approximately 36 persons, including approximately 24 sales representatives to assist in the promotion of Permax and, potentially, our other neurology products. Although we currently have limited marketing, sales and distribution capability, we believe that our resources are sufficient to support our existing products. Our long-term strategy, though, is to significantly expand our portfolio by acquiring additional marketable products. In order to market any new products, we will need to add marketing and sales personnel who have expertise in the pharmaceuticals business. Although we believe we can build the required infrastructure, we may not be successful in doing so if we cannot attract personnel or generate sufficient capital to fund these efforts. Failure to increase our sales force or to expand our distribution network in the US could have a material adverse effect on our ability to grow our business.

The planned expansion of our business may strain our resources.

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

We may not be successful in developing new products or marketing existing products if we cannot meet extensive regulatory requirements for quality, safety and efficacy promulgated by the FDA and other regulatory agencies.

      Our product development activities generally involve the co-development of products with our strategic partners. The success of these efforts is dependent in part upon the ability of the products to meet and to continue to meet regulatory requirements in the jurisdictions where we and our development partners ultimately intend to sell such products. The development, manufacture and marketing of pharmaceutical products are subject to extensive regulation by governmental authorities in the US, the European Union, Japan and elsewhere. In the US, the FDA generally requires pre-clinical testing and clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before its introduction into the market. Regulatory authorities in other jurisdictions impose similar requirements. The process of obtaining regulatory approvals is lengthy and expensive and the issuance of such approvals is uncertain. The commencement and rate of completion of clinical trials may be delayed by many factors, including:

•	the inability to manufacture sufficient quantities of qualified materials under current good manufacturing practices for use in clinical trials;

•	slower than expected rates of patient recruitment;

•	the inability to observe patients adequately after treatment;

•	changes in regulatory requirements for clinical trials;

•	the lack of effectiveness during clinical trials;

•	unforeseen safety issues;

•	delays, suspension, or termination of a trial due to the institutional review board responsible for overseeing the study at a particular study site; and

•	government or regulatory delays or “clinical holds” requiring suspension or termination of a trial.

      Even if we obtain positive results from pre-clinical or clinical trials, we may not achieve the same success in future trials. Clinical trials may not demonstrate statistically sufficient safety and effectiveness to obtain the requisite regulatory approvals for product candidates. The failure of clinical trials to demonstrate safety and effectiveness for our desired indications could harm the development of that product candidate as well as other product candidates, and our business and results of operations would suffer.

      Any approvals that are obtained may be limited in scope, or may be accompanied by burdensome post-approval study or other requirements. Even in circumstances where products are approved by a regulatory body for sale, the regulatory or legal requirements may change over time, or new safety or efficacy information may be identified concerning a product, which may lead to the withdrawal of a product from the market.

      At present, four products developed by our partners using our drug delivery technologies are in various stages of development. One of these products has been submitted for approval in the US and one of these products has been submitted for approval in Japan. We expect that one of the other products will be submitted for approval in the US and the remaining product will be submitted in Japan. Even if approvals are obtained, they may not be on the terms or have the scope or breadth necessary for the successful commercialization of such products. This could adversely affect our ability to receive future royalty payments from the sale of such products. Moreover, even after approval, a marketed drug and its manufacturer are subject to continual review. The discovery of previously unknown problems with a product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market, which would have a negative impact on our potential royalty stream.

      Our current research and development activities include the development of applications for our Diffusion Controlled Vesicle, or DCV, coating technology. In order to fully exploit this technology, we intend to pursue opportunities to develop an application for the US and potentially other markets. However, we have not yet submitted any products containing the DCV coating technology for approval by the FDA. This technology includes two components that have been approved in Europe. Often, if specific components of a new product have been approved in other jurisdictions, the FDA accepts such components when supported by a compilation of relevant information. Such information would include confidential data from the manufacturer as well as data generated by us or available in the public domain. However, at such time as any products incorporating DCV are submitted for approval, the FDA may determine that new data must be generated, notwithstanding the existence of supporting information. The generation of new data could involve significant expense and delay. There is no certainty that the DCV components will be accepted solely on the basis of existing information.

After approval, our products are subject to extensive government regulation.

      Once a product is approved, numerous post-approval requirements apply. Among other things, the holder of an approved NDA or other license is subject to periodic and other monitoring and reporting obligations of the FDA and other regulatory bodies, including obligations to monitor and report adverse events and instances of the failure of a product to meet the specifications in the approved application. Application holders must also submit advertising and other promotional material to regulatory authorities and report on ongoing clinical trials.

      Advertising and promotional materials must comply with FDA rules in addition to other potentially applicable federal and local laws in the US and in other countries. In the US, the distribution of product samples to physicians must comply with the requirements of the US Prescription Drug Marketing Act. Manufacturing facilities remain subject to FDA inspection and must continue to adhere to the FDA’s current good manufacturing practice requirements. Application holders must obtain FDA approval for product and manufacturing changes, depending on the nature of the change. Sales, marketing, and scientific/ educational grant programs must comply with the US Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the US False Claims Act, as amended, and similar state laws. Pricing and rebate programs must comply with the US Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended. If products are made available to authorized users of the US Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to US federal and state consumer protection and unfair competition laws. Similar requirements exist in all of these areas in other countries.

      Depending on the circumstances, failure to meet these post-approval requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, or refusal to allow us to enter into supply contracts, including government contracts. In addition, even if we comply with FDA and other requirements, new information regarding the safety or effectiveness of a product could lead the FDA to modify or withdraw a product approval.

      Adverse regulatory action, whether pre- or post-approval, can potentially lead to product liability claims and increase our product liability exposure.

We may not realize profits from the licensing of our drug delivery technologies if our strategic partners fail to commercialize the products that incorporate these technologies.

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

      These factors include:

•	the availability of raw materials for these products;

•	the ability to obtain regulatory approvals for the manufacture and sale of the products;

•	the successful manufacture and commercialization of the products; and

•	the successful marketing, promotion and distribution of the products in a favourable competitive environment.

      In addition, licensees could decide to delay or discontinue the commercialization of products for financial or other business reasons. For example, three of our licensees have discontinued or significantly delayed marketing efforts for the products licensed to them. If the companies to which we license our technologies fail to commercialize such products successfully, or if existing sales activities cease or materially decline, this could have an adverse affect on our future royalty payments.

      For some products, we have also entered into distribution agreements under which we sell finished goods to distributors who are authorized to re-sell the product in a designated territory. Unlike our licensees, these distributors are not responsible for manufacturing the product. Therefore, risks relating to raw materials and successful manufacture are not applicable. However, the distributors do generally have responsibility for obtaining regulatory approvals and marketing the products within their territory. To this extent, our distribution arrangements are subject to the same risks that exist under our licensing agreements. In addition, we typically have no control over a distributor’s decision to discontinue commercializing a product. If existing sales activities by our distributors cease or materially decline for any reason, this could adversely affect our future income stream. We currently have seven distribution agreements covering three products. Sales are taking place under six of these agreements, and the seventh is inactive due to the distributor’s failure to obtain regulatory approval in the designated territory.

We may incur potential liabilities relating to discontinued operations or products.

      In connection with our restructuring which began in 1999, we decided to discontinue our UK-based transdermal patch business. In December 1999, we sold certain assets relating to this business to Elan. However, Elan did not assume the licensing and development agreements associated with the divested assets, and we remained obligated to perform all of these contracts. Since we no longer operate a transdermal patch business, Elan agreed to assist us in seeking to terminate such agreements or transfer them to licensees. To date, we have formally terminated, assigned or reached agreement with respect to the termination or assignment of all but one of the fifteen contracts to which we were a party and are reasonably confident that the remaining contract will either be assigned or will not result in any significant payment to the other party relating to our inability to perform continuing obligations.

      In the third quarter of 2002, we took a one-time charge of $4.65 million (£2.89 million) relating to inventory write-offs and the discontinuance of sales of Phrenilin with Caffeine and Codeine. This action was based on our determination that the product had experienced intense generic competition and did not provide us with competitive advantage.

We may incur expenses under our ongoing product development contracts without receiving offsetting payments.

      In prior years, our revenues and profitability have been primarily dependent upon the fees that we received under license and development agreements with third parties. This dependency has diminished as we have shifted our focus from product development to the marketing and sale of developed and approved products. However, our facility in Malmö, Sweden continues to conduct research and development activities focused on oral delivery technologies. In this area, we continue to rely upon periodic payments that are contingent on our attainment of regulatory approvals and/or achievement of technical and clinical milestones set forth in agreements with third parties. We may have to commit significant personnel and financial resources to meet these requirements. The failure to achieve, or delays in achieving, any required milestones or approvals can cause us to fail to receive significant payments. Even if a milestone is achieved, the costs incurred may exceed the amount of the payment. We generally negotiate payments in advance based on estimates of how much work is required, and these estimates may prove to be too low. As a result, we may be unable to recoup our development expenses, which could adversely affect our profitability.

We are dependent on patents, proprietary rights and confidentiality.

      Because of the significant time and expense involved in developing new products and obtaining regulatory approvals, it is very important to obtain patent and trade secret protection for new technologies, products and processes. As of March 31, 2003, we maintained 128 issued patents and had 19 patent applications pending worldwide. Expiration dates of the issued patents range from 2003 to 2014. The patents expiring in 2003 are not considered to be material to our business. Our success depends in large part on our continued ability to:

•	acquire patented or patentable products and technologies;

•	obtain patents for our newly-developed products and technologies;

•	maintain patent protection for both acquired and developed products;

•	preserve our trade secrets; and

•	operate without infringing the proprietary rights of third parties.

      Although we believe that we make reasonable efforts to protect our intellectual property rights and to ensure that our proprietary technology does not infringe the rights of other parties, we cannot ascertain the existence of all potentially conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against our products or technologies. In addition, third parties may be able to obtain patents that prevent the sale of our products or require us to obtain a license and pay significant fees or royalties in order to continue selling our products.

      For example, one of our technologies is incorporated in a generic formulation of glipizide extended release tablets, as part of an agreement with Watson Pharmaceuticals, Inc. Glipizide extended release tablets are marketed in the US under the trade name Glucotrol XL by Pfizer. Watson Pharmaceuticals announced in December 2002 that it has filed an ANDA with the FDA seeking approval to market its generic version of Glucotrol XL tablets. We are aware that a third party has commenced proceedings in the US against Watson Pharmaceuticals with respect to the filing of this ANDA. Any such claim if successful could have a material effect on our business.

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

      Both the defense and prosecution of patent claims can be expensive, time-consuming and uncertain. An adverse outcome could subject us to significant liabilities to third parties, requiring us to obtain licenses from third parties or cease our sales or research and development activities. We are presently a plaintiff in one lawsuit alleging patent infringement of our licensed patent rights with respect to Permax, currently our primary marketed product. See “Item 4 “Information on the Company — Business Overview — Our Parkinson’s Disease Strategy — Permax.”

      We anticipate that competitors may from time to time oppose our efforts to obtain patent protection for new technologies or to submit existing patented technologies for regulatory approvals. Competitors may seek to challenge patent applications or existing patents to delay the approval process, even if the challenge has little or no merit. Patent challenges are generally highly technical, time consuming and expensive to pursue. Were we to engage in one or more patent challenges, that effort could consume substantial time and resources, with no assurances of success, even when holding an issued patent.

The loss of any key management or qualified personnel could disrupt our business.

      We are highly dependent upon the efforts of:

•	our senior management;

•	our US-based sales and marketing team; and

•	our Sweden-based scientific team.

      The loss of the services of one or more members of senior management, the sales and marketing team or the scientific team could have a material adverse effect on us. As a small company with a streamlined management structure, the departure of any key person could have a significant impact and would be potentially disruptive to our business. In addition, because our operations are spread out geographically, it may not be practicable for existing management to take on responsibilities of any departing key employee. Furthermore, because of the specialized nature of our business, we are highly dependent upon our ability to attract and retain qualified sales, scientific, technical and key management personnel. There is intense competition for qualified personnel in the areas of our activities. In this environment we may not be able to continue to attract and retain the personnel necessary for the development of our business, particularly if we do not maintain profitability. Loss of the services of key sales, scientific and technical personnel, or the failure to recruit such personnel, would be detrimental to our marketing activities and development programs.

      We have entered into an employment agreement with our chief executive officer. The term of this agreement automatically renews on an annual basis, subject to each party’s right to terminate upon six months’ notice. Our officers and key employees in the US are employed on an at-will basis and are therefore not restricted from seeking employment elsewhere. Our officers and key employees in the UK, other than our chief executive officer, are not employed for any specified period and are not restricted from seeking employment elsewhere, subject only to giving appropriate notice to us.

We are subject to continuing potential product liability.

      Risks relating to product liability claims are inherent in the manufacturing and marketing of our products. Any person who is injured as a result of using one of our products may have a product liability claim against us without having to prove that we were at fault. Since we distribute and sell our products to a wide number of end users, the risk of such claims could be material. Product liability claims could also be brought by persons who took part in clinical trials involving our products, including clinical trials of transdermal products carried out prior to the disposal of our transdermal business. We have obtained insurance against claims arising in the ordinary course of business up to a limit of US$10 million. However, this may not adequately protect us if there is a high occurrence of claims in the future or if any future claim exceeds the limits of our coverage. A successful claim brought against us in excess of our insurance coverage could have a material adverse effect on our business.

      We are not presently the subject of any litigation alleging product liability. We have, however, recently received two notices of claims of personal injury and/or death from valvular heart disease allegedly associated with Permax. See Item 4 “Information on the Company — Business Overview — Our Parkinson’s Disease

Strategy — Permax.” We cannot predict whether litigation will follow, or the outcome of any such litigation. We intend to take all appropriate action to protect our interests with respect to these claims.

      We may not be able to maintain product liability coverage on acceptable terms if our claims experience results in higher rates, or if product liability insurance otherwise becomes costlier or unavailable because of general economic, market or industry conditions. If sales of our products increase materially, or if we add significant products to our portfolio, we will require increased coverage and may not be able to secure such coverage at reasonable rates or at all.

The price of our ADSs may be volatile.

      The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market prices of the securities of many pharmaceutical and medical technology companies have been especially volatile in the past, and this trend is expected to continue in the future. Our ADSs are also subject to volatility as a result of the relatively limited size of their trading market. With approximately 6.7 million ADSs outstanding, there is a risk that there may not be sufficient liquidity in the market to accommodate significant increases in selling activity or the sale of a large block of securities, either of which could result in price volatility. Additionally, there is a potential for additional Ordinary Shares, including approximately 6.1 million Ordinary Shares issued by us in a private placement in January 2003, to be exchanged for ADSs in quantities that may be substantial in relation to our public float, which could have a material impact on market price and create volatility. These factors increase the risk that the market price of our ADSs may be affected by factors such as:

•	the announcement of new products or technologies;

•	innovation by us or our competitors;

•	developments or disputes concerning patent or proprietary rights;

•	actual or potential medical results relating to our products or our competitors’ products;

•	interim failures or setbacks in product development;

•	regulatory developments in the US, the European Union or other countries;

•	currency exchange rate fluctuations; and

•	period-to-period variations in our results of operations.

The rights of our shareholders may differ from the rights typically afforded to shareholders of a US corporation.

      We are incorporated under English law. The rights of holders of Ordinary Shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the UK Companies Act 1985, as amended by the UK Companies Act 1989, and by our memorandum and articles of association. These rights differ in certain respects from the rights of shareholders in typical US corporations. See Item 10 “Additional Information — Memorandum and Articles of Association.” The principal differences include the following:

•	Under English law, each shareholder present at a meeting has only one vote unless a valid demand is made for a vote on a poll, in which each holder gets one vote per share owned. Under US law, each shareholder typically is entitled to one vote per share at all meetings. Under English law, it is only on a poll that the number of shares determines the number of votes a holder may cast. You should be aware, however, that the voting rights of ADSs are also governed by the provisions of a deposit agreement with the depositary bank. See Item 10 “Additional Information — Memorandum and Articles of Association — Description of Ordinary Shares — Voting Rights.”

•	Under English law, each shareholder generally has pre-emptive rights to subscribe on a proportionate basis to any issuance of shares. Under US law shareholders generally do not have pre-emptive rights unless specifically granted in the certificate of incorporation or otherwise. See Item 10 “Additional Information — Memorandum and Articles of Association — Pre-emptive Rights.”

•	Under English law, certain matters require the approval of 75% of the shareholders, including amendments to the memorandum and articles of association. This may make it more difficult for us to complete corporate transactions deemed advisable by the board of directors. Under US law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions. See Item 10 “Additional Information — Memorandum and Articles of Association — Description of Ordinary Shares — Voting Rights.”

•	Under English law, shareholders may be required to disclose information regarding their equity interests upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares including prohibitions on the transfer of the shares as well as restrictions on dividends and other payments. Comparable provisions generally do not exist under US law. See Item 10 “Additional Information — Memorandum and Articles of Association — Disclosure of Interests.”

US shareholders may not be able to enforce civil liabilities against us.

      A number of our directors and executive officers are non-residents of the US, and all or a substantial portion of the assets of such persons are located outside the US. As a result, it may not be possible for investors to effect service of process within the US upon such persons or to enforce against them judgments obtained in US courts predicated upon the civil liability provisions of the federal securities laws of the US. We have been advised by our English solicitors that there is doubt as to the enforceability in England in original actions, or in actions for enforcement of judgments of US courts, of civil liabilities to the extent predicated upon the federal securities laws of the US.

Foreign currency fluctuations may affect our financial results or cause us to incur losses.

      We have operations in the UK, the US and Sweden and consequently have transactions mainly derived in pounds sterling, US dollars and Swedish kronor. We do not engage in hedging activities to restrict the risks of exchange rate fluctuations. As a result, changes in the relation of any such foreign currency to pounds sterling will affect our revenues and operating margins and may also affect the book value of our assets and the amount of shareholders’ equity.

      Following the exercise of the option to acquire the remaining US rights to Permax during 2002, we reassessed our functional currency and changed it to US dollars with effect from January 1, 2003 (being the beginning of the first fiscal year following the change) as the majority of our transactions, assets and liabilities are based in US dollars.

Holders of our Ordinary Shares or ADSs who are US residents may face adverse tax consequences.

      There is a risk that we will be classified as a passive foreign investment company, or PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our Ordinary Shares or ADSs and would likely cause a reduction in the value of such shares. For US federal income tax purposes, we will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. Because we will receive interest income and may receive royalties, there is a risk that we will be declared a PFIC under the income test described above. In addition, as a result of our cash position, there is a risk under the asset test described above that we will be declared a PFIC in the event the price of our Ordinary Shares declines substantially. If we were determined to be a PFIC for US federal income tax purposes, highly complex rules would apply to US Holders owning Ordinary Shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, this determination cannot be made with certainty until the end of the calendar year.

      US residents should carefully read Item 10 — “Additional Information — Taxation — Certain US Federal Income Tax Considerations” for a more complete discussion of the US federal income tax risks related to owning and disposing of our Ordinary Shares or ADSs.

Item 4     Information on the Company

A.  History and Development of the Company

      Amarin Corporation plc (formerly Ethical Holdings plc) was incorporated in England as a private limited company on March 1, 1989 under the UK Companies Act 1985 and re-registered in England as a public limited company on March 19, 1993. Our registered office and our principal executive offices are located at 7 Curzon Street, London W1J 5HG, England, and our telephone number is +44-20-7499-9009. Our agent for service in the US is API, 2 Belvedere Place, Suite 330, Mill Valley, CA 94941.

      Until late 1999, our principal activity was the development of drug delivery technologies and we generated revenue by licensing our technologies to other companies. In September 1999, our strategic acquisition of a portfolio of FDA-approved products from Elan, a related party, for US$25.2 million provided the foundation for the restructuring of our business and growth as a specialty pharmaceutical company with a focus in the US. The acquisition of this product portfolio, which we refer to as our “primary care portfolio” was also the first step towards building a sales and marketing capability in the US, the largest single market for pharmaceutical products in the world.

      In December 1999, we divested, at a sale price of US$20.25 million, our transdermal patch technology business which developed products designed to release medication through patches worn on the skin. This transaction, together with the acquisition of the product portfolio from Elan, shifted our primary strategic focus from developing drug delivery technology for hormone replacement therapy to the direct marketing and development of pharmaceutical products for the US market. In conjunction with the restructuring of our business focus we changed our name from Ethical Holdings plc to Amarin Corporation plc.

      Following the acquisition of the product portfolio from Elan and the sale of our transdermal patch technology business, Amarin’s in-house research and development functions were concentrated in Amarin AB, which retained its operations and is primarily involved in product development with oral controlled-release and site-specific technologies.

      We entered into license agreements in late 2000 and early 2001 which provided us with pipeline products that began our strategic focus in neurology and pain management. We signed our first license agreement in November 2000 with Laxdale and acquired an exclusive license to the US marketing and distribution rights for LAX-101 in Huntington’s disease and certain other niche neurodegenerative diseases. In January 2001, we obtained a license from CeNeS for the exclusive US marketing rights to Moraxen for the treatment of chronic moderate to severe pain.

      In May 2001, we obtained US marketing and distribution rights to Permax from Elan. Elan was the exclusive licensee from Lilly of the US rights to Permax, which is approved by the FDA as an adjunctive treatment for Parkinson’s disease. We also acquired an option to obtain all of Elan’s remaining rights to Permax in the US, in return for making specified option payments. We exercised the Permax option on March 11, 2002, and following Lilly’s consent to our acquisition of rights from Elan and the satisfaction of other closing conditions, completed the transaction effective as of March 29, 2002.

      In June 2001, we entered into an option agreement with Elan to acquire Elan’s exclusive rights as licensee to promote, sell and distribute Zelapar in the US. Zelapar is a novel and proprietary formulation of selegiline (a selective MAO-B inhibitor) using the patented Zydis fast-dissolving technology of Scherer, Elan’s licensor, to produce a unique and proprietary orally disintegrating formulation of selegiline, which is indicated for the treatment of Parkinson’s disease. Our exclusive option to the US rights for Zelapar remains exercisable until a period of time following any approval of the NDA for Zelapar by the FDA.

      We believe that with Permax and, if we choose to exercise the option to acquire it, Zelapar, we will have exclusive US marketing rights to neurology products for Parkinson’s disease and movement disorder specialty markets that are suited to our focused marketing strategy.

      In November 2001, in furtherance of our strategic focus, we sold our entire equity interest in each of our South American subsidiaries, Beta Pharmaceuticals Corporation and Amarin Technologies, S.A. This sale was made to the local management team of these subsidiaries at a purchase price of US$262,000 in cash plus the assumption of approximately US$188,000 in indebtedness. This transaction completed our planned divestiture of the transdermal patch research and development business.

      At the end of 2002, we closed our New Jersey direct marketing facility. This action was part of our ongoing strategic focus on our branded specialty neurology products, both marketed and development pipeline, which are administered from our California office. We have now consolidated our direct marketing functions in California. We anticipate that this consolidation of our direct marketing activities will result in greater efficiency, improved communications and potential cost savings. We have built our US infrastructure to support these marketed and development products by establishing our west coast operations in Mill Valley, California. We hired key personnel for the development and marketing of our products and pipeline, including the addition of several key personnel in 2002.

      On January 27, 2003 we completed a private placement of 6,093,728 Ordinary Shares raising gross proceeds of approximately £13.2 million ($21.2 million). The private placement was made primarily to accredited investors in the US. We entered into a registration rights agreement with these investors under which we agreed to prepare and file (at our expense) a registration statement with the SEC covering the Ordinary Shares purchased in the private placement, as well as Ordinary Shares the investors may have acquired from Elan. Pursuant to the registration rights agreement, we are required to file the registration statement on or before April 27, 2003. As part of the private placement, we issued warrants to acquire 313,234 Ordinary Shares to individuals designated by the placement agent that assisted us in the private placement. The warrants are exercisable at a price of US$3.4785 per share between January 27, 2004 and January 26, 2008. We intend to include the shares issuable upon exercise of the warrants in the registration statement filed for the investors. We also intend to include 4,653,819 Ordinary Shares and ADSs held by Elan in the registration statement filed for the investors.

      We continue to actively evaluate the refinancing of our indebtedness to Elan and our capital structure which could lead to the issuance of further shares, the creation of convertible debt, the re-scheduling of the Elan debt and other payment obligations or the disposal of certain non-core assets potentially including the primary care portfolio and/or Amarin AB. There is no assurance that our efforts to refinance or reschedule our debt and other payment obligations or dispose of any of these assets will be successful, and we do not have a predetermined time frame for doing so. As part of the restructuring of certain of our obligations to Elan in January 2003, we undertook to use our commercial best efforts (subject to the fiduciary obligations of our board of directors) to sell all or substantially all of these assets for upfront cash consideration of a reasonable sum and as expeditiously as is reasonably practicable and to apply the proceeds, if any, from these asset disposals to reduce our payment obligations to Elan, with any remaining proceeds used to fund our core business. However, in the event that we are successful (and there is no assurance that we will be) in securing third party investment for our refinancing or in rescheduling the Elan debt it may not be necessary to divest either of the primary care portfolio or Amarin AB.

      See Item 4 “— Business Overview — General;” “— Business Overview — Primary Care Portfolio;” and “— Business Overview — Amarin AB” for a discussion of the primary care portfolio and Amarin AB and Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions — Restructuring of Elan Obligations” in respect of certain of our obligations to Elan.

      In March 2003, we entered into an agreement with F. Hoffmann — La Roche Ltd. and Hoffmann — La Roche Inc. to acquire worldwide rights to a pharmaceutical product containing tolcapone for the treatment of Parkinson’s disease. Consummating that acquisition is contingent on a number of conditions, including, among others, our receiving results of a recently completed clinical study and having sufficient funds on-hand to complete the acquisition. If consummated, we would be required to make an upfront payment of US$12.5 million and subsequent milestone payments contingent upon reaching certain net sales milestones in the US and other territories. The agreement includes a supply agreement whereby product would be supplied by Roche for a period of years until an alternate supplier is located. We do not currently have a distribution or marketing capability outside the US and would likely perform those functions in the territories where the product is presently marketed through a combination of outlicensing or distribution agreements with one or more partners. It is also possible that with the exception of certain major markets, we would either divest our rights or withdraw the product if sales in those markets did not warrant divestiture. There can be no assurances that we will complete the transaction or, if completed, that the product will generate revenues sufficient to cover the costs of its acquisition.

B.  Business Overview

General

      We are a specialty pharmaceutical company focused on neurology and pain management with headquarters in the UK and commercial operations located in both the US, for our pharmaceutical development and marketing business, and Sweden, for our drug delivery business. We are committed to becoming a recognized leader in the field of neurology and pain management with a quality reputation for meeting the needs of healthcare professionals by the provision of innovative medicines.

      Our principal activities are the marketing and sale of pharmaceutical products which we conduct through our wholly owned US subsidiary API and the development of pharmaceutical products utilizing our proprietary drug delivery technologies which is carried out by our wholly owned Swedish subsidiary, Amarin AB. We have a portfolio of ten marketable pharmaceutical products which are sold exclusively in the US.

      Our primary care portfolio, initially acquired in 1999, provided the foundation of our growth as a specialty pharmaceutical company. That portfolio consists principally of our Phrenilin line of tension headache products, Bontril for the management of exogenous obesity and Motofen for the management of severe diarrhea and severe recurring or temporary diarrhea. We no longer consider our primary care portfolio as part of our core assets and, as described in “— History and Development of the Company” above, may sell all or substantially all of these assets. Through API, we have established a team of approximately 24 sales representatives dedicated to the promotion of neurology products in the US. These sales representatives currently call upon neurologists and other specialists in the US to expand awareness of and to promote Permax. We also use this sales force to supplement our marketing efforts for Permax and Phrenilin Forte, one of the Phrenilin line of products. Moreover, we believe that the neurology sales force will be well positioned to provide promotion for Zelapar, if and when approved and acquired by us, and LAX-101, if and when approved.

      Our Swedish subsidiary, Amarin AB, is dedicated to the research and development of advanced controlled-release and site-specific technology solutions, and to creating improved formulations of both new and existing drugs. Amarin AB’s oral proprietary technologies can be used with a variety of drugs covering a range of therapeutic areas. Amarin AB’s activities in this area primarily involve collaborative arrangements whereby it seeks to incorporate its drug delivery technology into compounds developed or marketed by other pharmaceutical companies. It also performs research and development projects for third parties on a contract “fee for service” basis. Our oral product development work is performed by Amarin AB at its state of the art development facility in Malmö, Sweden.

      Our consolidated revenues are derived from four principal sources. For the year ended December 31, 2002, sales of our products through our own sales and marketing operations accounted for approximately 88% of total revenues; licensing and development fees accounted for approximately 5% of total revenues; contract manufacturing fees accounted for approximately 4% of total revenues; and royalties on third party product sales accounted for approximately 3% of total revenues. Although some of the products marketed in the US can show seasonal market trends, there has not been material revenue seasonality for our consolidated group.

      Broken down by geographic markets, for the year ended December 31, 2002 approximately 89% of total consolidated revenues were generated in the US, representing sales of our pharmaceutical products; approximately 1% of total consolidated revenues were generated in the UK, representing our royalty income; and approximately 7% of total consolidated revenues were generated in the European market, representing our drug delivery and contract manufacture business. The remaining 3% of total consolidated revenues were generated as export sale in markets outside the European market and the US.

      API expanded in 2002 in pursuit of its goal to become a leader in neurology and pain management. In 2002 revenues attributable to this subsidiary grew from £32.7 million to £36.3 million, due in part to the revenues attributable to Permax and in addition to growth from our primary care portfolio products. API also monitors and collaborates in certain development activities relating to products that we have licensed-in or optioned from third parties.

Management and Infrastructure

      As a part of expanding our management team and infrastructure to keep pace with product growth and expansion, API has added key management and personnel in a number of areas which we believe are crucial for the development and marketing of pharmaceutical products. In addition to locating, leasing and building out office space in northern California suitable for our development and marketing activities, we have been able to identify and hire people whom we believe to be highly experienced and qualified in the following areas:

•	sales, sales training and marketing;

•	clinical, medical, scientific and regulatory affairs;

•	safety and medical information;

•	finance and legal;

•	commercial development;

•	information technology;

•	managed care and government purchasing; and

•	trade relations.

      All of our recent hires are experienced in the pharmaceutical business and many have specific experience in neurology or pain management. We have also been able to identify and contract with valued consultants who assist in these and other areas. We intend to continue with a mix of consultants and full-time employees who are dedicated to our future success.

      API has an agreement with a third party industry leader to facilitate its distribution services. This service company assists API in all areas of distribution including product distribution, warehousing, customer service, accounts receivable collection and returns processing. We believe that this arrangement gives API a cost-effective ability to provide a high level of customer service and satisfaction. We intend to continue to evaluate distribution activities and to make appropriate cost-effective decisions on bringing some or all of those activities in-house.

Our Parkinson’s Disease Strategy

      Approximately 500,000 people in the US are thought to be treated for Parkinson’s, with an equal number or more going undiagnosed and untreated.

Permax (pergolide mesylate tablets)

      Permax has been approved for marketing in the US as an adjunctive treatment for Parkinson’s disease, a neurological disease characterized by a deficiency of dopamine, a neurotransmitter, in the brain. Permax is one of a class of drugs known as dopamine agonists, which mimic the action of dopamine at certain receptor sites in the brain. Stimulating these receptor sites can reduce the symptoms of Parkinson’s disease, such as tremor, rigidity and shuffling gait. Other competing pharmaceutical products, including dopamine agonists and products having different mechanisms of action, have also been approved for treatment of the symptoms of Parkinson’s disease. Permax had US revenues of approximately £26.4 million (US$42.1 million) in fiscal 2002.

      In May 2001, we obtained US marketing and distribution rights to Permax from Elan. We also acquired an option to obtain all of Elan’s remaining rights to Permax in the US, in return for making specified option payments. We exercised our purchase option to acquire the remaining US rights to Permax from Elan on March 11, 2002 and completed the purchase effective as of March 29, 2002 following receipt of consent to the acquisition of such rights from Lilly and the satisfaction of other closing conditions. Following the closing of the transaction, we replaced Elan as Lilly’s exclusive licensee for Permax in the US.

      Under the original Permax agreement, as amended in January 2003, and in consideration of the assignment and transfer of the US rights to Permax, we made an initial payment of US$47.5 million to Elan (of which US$45 million was represented by a loan note) and have to date made further deferred payments totalling US$15 million. We are required to make a further six quarterly payments of US$2.5 million over the next eighteen months. In addition, we were required to pay royalties to Elan of between 3.0% and 3.5% on all of our US net sales of Permax in 2002 increasing to 10% on all of our US net sales of Permax thereafter. In addition, we have received contributions from Elan towards the cost of product returns relating to sales made prior to our acquisition of the Permax sales rights. If net sales of Permax in 2003 and 2004 exceed specified dollar amounts, we will be required to pay Elan a percentage of the amount by which net sales exceed such levels. Conversely, if net sales in 2003 and 2004 fall below the specified levels, we will be entitled to credit against future royalties payable to Elan a percentage of the amount by which net sales fall short of such levels. See Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions” for a further discussion of this transaction with Elan.

      In November 2002, Teva Pharmaceuticals Industries Ltd. announced that the FDA had issued final approval for Teva’s ANDA for pergolide mesylate tablets in each of the three strengths of our branded Permax product, rated as therapeutically equivalent to Permax. In that statement Teva claims that it has the “first to file” ANDA status providing it with 180 days of market exclusivity under the US Hatch-Waxman Act, during which subsequent ANDAs for the same product may not be finally approved. Teva’s generic product (in all three strengths) was launched in December 2002 and is now available commercially. The other known ANDA for generic pergolide products, filed by Ivax Corporation as described below, has not yet been approved. We cannot predict if or when such approval might be received.

      The approval of a generic product does not affect our payment obligations to Elan, with one exception being that we are entitled to certain credits against royalty payments to Elan on net sales of Permax, to the extent that net sales in 2003 and 2004 are below stated levels. We cannot foresee 2003 and 2004 net sales levels and thus cannot predict the extent to which we may be entitled to those royalty credits, if at all. We continually revisit and, where appropriate, revise the carrying value of our intellectual property and other intangible assets to appropriately reflect current values of those assets. Effective as of December 31, 2002 as a result of the entry of generic competition for Permax, we wrote down the value of our rights in Permax, carried as an intangible asset on our balance sheet, by £23.8 million (US$38.4 million) in light of all developments. For the period since the date of the launch of the generic competitor to Permax, sales of Permax have been significantly in decline. See Item 3 “Key Information — Risk Factors — Our products may not be able to compete effectively against those of our competitors.” Also, see Item 5 “Operating and Financial Review and Prospects — Trend Information.”

      As a part of consummating our option rights in the transaction for Permax with Elan, we assumed the lead role in patent litigation brought by Elan in July 2001 against Ivax Corporation. In this case, Elan asserted the violation of two patents which it held as the exclusive US licensee of Lilly. The lawsuit is in the discovery phase. Continued pursuit of the lawsuit, particularly in the pre-trial and trial phase, will require substantial resources. While we believe that the case initiated by Elan has merit, there can be no assurances that our position in the case will prevail. If approved and marketed, after or prior to resolution of the litigation, the Ivax generic product may have a further negative impact on the revenues we receive with respect to Permax.

      In late 2002, Lilly as the holder of the NDA for Permax, received a recommendation from the FDA to consider making a change to the package insert for Permax based upon the very rare observance (less than 0.01%) of cardiac valvulopathy in patients taking Permax. While no known deaths are associated with this condition, we have recently received two notices of claims alleging personal injury and/or death from valvular heart disease claimed to be associated with Permax. We cannot predict whether litigation will follow, or the outcome of any such litigation. We intend to take all appropriate action to protect our interests with respect to these claims. While Permax has not been definitely proven as the cause of this condition, similar reports have been noted in patients taking other ergot-derived pharmaceutical products, of which Permax is an example. In early 2003, Lilly amended the package insert for Permax to reflect the risk of cardiac valvulopathy in patients taking Permax and also sent a letter to a number of US doctors describing this potential risk. See Item 3 “Key Information — Risk Factors — Our products may not be able to compete effectively against those of our competitors” and “— We are subject to continuing potential product liability.”

      In March 2003, Lilly provided us with three years’ advance notice of its decision to end our supply agreement for Permax, which Lilly is contractually permitted to do. We have begun working with Lilly toward identifying an appropriate alternate supplier of Permax tablets, and have no reason to believe that we will be unable to do so on an orderly basis within the three-year notice period. We view this as an opportunity to reduce our cost of goods for Permax, which at the present time is contractually fixed in our contract with Lilly. See Item 3 “Key Information — Risk Factors — Our supply of products could be disrupted by problems affecting our manufacturers and key suppliers” with respect to the discussion of our supply agreement with Lilly.

Zelapar (selegiline HCl orally disintegrating tablets)

      Zelapar, a novel and proprietary formulation of selegiline, a selective MAO-B inhibitor, is an oral tablet using the patented Zydis fast-dissolving technology of Scherer. Zelapar is being developed as adjunct treatment to levodopa for the symptoms of Parkinson’s disease. Selegiline, the active ingredient in Zelapar, is approved for that indication in conventional tablet form. The Zelapar tablet orally disintegrates in seconds and is absorbed in the tissues of the mouth, without swallowing or the need for liquids.

      In June 2001, in connection with the Permax transaction described in “— Permax” above, we entered into an agreement with Elan giving us the option to acquire exclusive rights to promote, sell and distribute Zelapar in the US. Elan is currently the exclusive licensee for Zelapar in the US under a license agreement with Scherer. We viewed the option of license rights to Zelapar to be complementary to Permax as both products are indicated in the treatment of Parkinson’s disease, as additive therapy to carbidopa/ levodopa. There continues to be a significant unmet medical need in this area, with polypharmacy (prescribing more than one pharmaceutical as treatment) becoming more and more prevalent. In addition, demographics indicate that the elderly population, which is most affected by Parkinson’s disease, is steadily growing. We believe that Zelapar is complementary to Permax and, if approved by the FDA and acquired by us, could allow us to leverage on the cost of establishing a specialist neurology sales organization and to continue to build upon our Parkinson’s disease product sales base.

      In April 2002, the FDA accepted the NDA for Zelapar for filing and substantive review and in February 2003 Elan received an approvable letter from the FDA in respect of the NDA. Elan, as the sponsor of the NDA and current holder of the license rights, is pursuing the questions raised by the FDA in its approvable letter. At the FDA’s suggestion, Elan has requested a meeting with the FDA to discuss the requirements of the approvable letter, which is currently scheduled for late April 2003. We intend to work closely with Elan to assist in answering questions raised by the FDA in the approvable letter. It is not possible at this time to predict the outcome of that meeting, or the timing of any FDA approval for Zelapar.

      The US rights to Zelapar are currently licensed to Elan by Scherer. Amarin’s option is exercisable at any time up to the earlier of 30 days after the final FDA approval, if any, of the NDA for Zelapar or the execution by us and Elan of an assignment agreement. In consideration of the granting of the option to acquire these rights, we paid a non-refundable option fee of US$100,000. If we exercise the option, we would be required to make an initial payment of approximately US$10 million to Elan upon the closing of the exercise of the option. The option agreement, as amended in January 2003, provides for three additional milestone payments aggregating US$47.5 million, contingent on achieving certain revenue levels, with a final milestone of US$15 million payable eight years from exercise of the option. The final payment is subject to certain extension rights, and is also subject to certain reductions based on prior royalty payments made by us to Elan. If we acquire the rights to Zelapar, Elan would be entitled to reclaim those rights under certain circumstances involving a breach by us of our obligations to Elan or our insolvency. Also under the option agreement, as amended in January 2003, we have agreed to pay approved reasonable and verifiable out-of-pocket costs incurred by Elan after December 31, 2002 in respect of any further development costs relating to Zelapar. One half of such costs paid by us will be credited (up to a maximum of US$5 million) against the US$17.5 million first sales milestone payable under the option agreement. We would also be required to make royalty payments to Scherer and Elan based on net sales of Zelapar in the US. If exercised, consummation of the option would be subject to customary closing conditions, including approval under the US Hart-Scott-Rodino Antitrust Improvements Act. See Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions — Restructuring of Elan Obligations — Zelapar.”

      Should we exercise the purchase option, our strategy would be to launch Zelapar following FDA approval using existing clinical data that demonstrate significant improvement in certain symptoms of Parkinson’s disease. We believe that, in addition to other advantages, the convenience of the Zydis orally disintegrating tablet and oromucosal absorption make it a more convenient product for Parkinson’s disease patients (many of whom have difficulty swallowing) than traditional capsules and tablets.

      There can be no assurance that the NDA filed for Zelapar will be approved by the FDA, at a time and on a basis that allows the product to be competitive with other therapies for Parkinson’s disease. There can also be no assurance that we will have the financial resources necessary to exercise the option. Additionally, even if an NDA is approved and we acquire the product, the product may not gain acceptance in the marketplace or generate sufficient revenues to offset our acquisition and other ongoing costs.

Our Huntington’s Disease Strategy

LAX-101 (ethyl-eicosapentaenoate)

      In November 2000, we entered into a license agreement giving us the exclusive US rights to market and distribute LAX-101 within a defined field of use including Huntington’s disease and other niche neurological conditions. LAX-101 is a novel and proprietary treatment under investigation for Huntington’s disease, a progressive, fatal neurodegenerative disease for which there is currently no approved treatment in the US. Laxdale is responsible for obtaining all regulatory approvals required for the use of this product in the US, and has agreed to source all raw materials needed for the manufacture of finished product. Upon the commercialization of LAX-101, we must meet and maintain specified levels of US product sales in order to retain our exclusive rights. The license fees to Laxdale consist of both up-front and contingent payments of cash and our Ordinary Shares. We acquired our rights for a cash payment of US$1 million and the issuance of 650,797 Ordinary Shares representing 5% of our fully diluted issued share capital at that time. We are obligated to issue additional Ordinary Shares and make royalty payments on future sales of LAX-101, subject to the achievement of milestones specified in the license agreement. We also have a right of first negotiation with Laxdale for the development of LAX-101 in the US outside the defined field of use.

      We announced positive results for two separate Phase II studies for LAX-101 that were published in the January 21, 2002 issue of NeuroReport, a peer-reviewed neurology journal. Following the positive results in these two separate Phase II studies, Laxdale began a Phase III double-blind placebo-controlled study in 2001 and patient treatment was completed in July 2002. On October 28, 2002 we announced encouraging preliminary results of that Phase III study. On February 3, 2003 we announced our intention to work with Laxdale toward conducting an additional Phase III program to support an NDA for LAX-101. This decision was made following a meeting with the FDA on January 29, 2003. The decision to conduct a further Phase III program is consistent with the approval process of new drug products for neurological diseases, and reflects the fact that statistical significance was not achieved in the entire study patient population in the first Phase III study. We were encouraged by the results of our previously announced Phase III trial and look forward to working with Laxdale to finalize the protocol with the FDA for our further Phase III program. We are dependent upon Laxdale having the financial and personnel resources necessary to fulfill its obligations to complete the clinical development and pursuit of approval of an NDA, if clinical study results warrant, and on the success of such development efforts. There can be no assurances that Laxdale, a small, closely held private company, will have the resources necessary to fulfill these obligations or that development success will otherwise be achieved. In addition, the Chairman of Laxdale, Dr. David Horrobin, one of the company’s founders, passed away in April 2003. While we do not believe that Laxdale is wholly dependent on Dr. Horrobin for continued development progress of LAX-101, the impact of his death upon Laxdale remains uncertain at this time.

      LAX-101 has been granted fast track designation by the FDA and has received orphan drug designation in the US and Europe. Fast track drugs are potentially eligible for expedited review. Orphan drugs are those that treat rare diseases or conditions, and in the US are eligible to receive special exclusivity and certain tax credits. However, orphan drug exclusivity does not bar competitors from developing other active molecules. In addition, the same molecule can be separately developed and approved within such special exclusivity period for the same indication if shown to be clinically superior or under other circumstances. Orphan drug status does not confer patent rights upon the holder, nor does it provide an exemption from claims of infringement of patents which may be held by third parties. Laxdale is pursuing a patent strategy for LAX-101 which it believes will provide significant protection for the product. There can, however, be no assurances that a competitive product will not be approved by the FDA, that any patents will be granted, or, if granted, that patents will ultimately be upheld if challenged. Fast track status generally represents the FDA’s commitment to provide a six-month review period for a filed NDA, which is typically faster than the review period for most non-fast track drugs. Fast track status does not however guarantee a specific review time or a pre-determined outcome.

Moraxen (morphine sulphate suppository)

      In January 2001, we obtained a license from CeNeS, for the exclusive US marketing rights to Moraxen. Moraxen is a novel and proprietary suppository formulation of morphine using patented hydrogel technology, which is currently approved and marketed in the UK and Ireland by Schwarz Pharma AG.

      Under the terms of the license, we paid an up-front license fee of US$450,000 and would pay a royalty on all future sales.

      However, CeNeS has experienced financial difficulties. We have recently considered the ongoing development program for Moraxen in light of the financial condition of CeNeS as well as the possible impact of recent findings following a meeting in the first quarter of 2002 of an advisory group to the FDA on the development of opioid pain products such as Moraxen. In the circumstances, it is unlikely that our development of Moraxen will continue. To reflect that likelihood, in December 2002 we took a write-off of our initial licensing payment for Moraxen in the amount of US$423,000 (£294,000). In order to reduce our administrative obligations and costs, it is likely that we will place the investigational new drug application for Moraxen on inactive status while we assess any further potential for continued development. See Item 3 “Key Information — Risk Factors — Our ability to generate revenues under our in-licensing agreements depends in part upon the financial condition of our licensors and the ability of our licensors to obtain regulatory approvals.”

Primary Care Portfolio

      Throughout 2002, we continued our efforts to reestablish the branded identity of our three principal primary care products: the Phrenilin line for headache; Bontril for obesity; and Motofen for diarrhea. For the year ended December 31, 2002, these three products accounted for approximately 86% of the revenues generated by our primary care portfolio and approximately 21% of our overall revenues. As described above in “— History and Development of the Company,” we may sell all or substantially all of our primary care portfolio. There is no assurance that our efforts to dispose of any of these assets will be successful, and we have not predetermined a time frame for doing so. However, as part of the restructuring of certain of our obligations to Elan, we undertook to use our commercial best efforts (subject to the fiduciary obligations of our board of directors) to divest of these and certain other non-core assets. We intend to apply the proceeds, if any, from these asset disposals to reduce our payment obligations to Elan, with any remaining proceeds used to fund our core business. See Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions — Restructuring of Elan Obligations — Additional Amarin Obligations to Elan.”

Phrenilin Line

      Phrenilin is indicated for the relief of the symptom complex of tension headache, which is caused by muscle contraction. Headache is one of the most prevalent conditions in the US. Other more severe forms of headache include migraine, chronic daily headache, cluster headache and medication rebound headache. Headaches are for the most part under-recognized and therefore under-treated. Phrenilin competes primarily against Esgic®, Fiorcet®, and Fiorinal®, as well as numerous over-the-counter headache remedies.

      In the third quarter of 2002, we concluded that one product in the Phrenilin line, Phrenelin with Caffeine and Codeine had experienced intense generic competition and did not provide a competitive advantage. As a result, we took a one-time charge of $4.65 million relating to inventory write-offs and we have discontinued the sale of this product.

Bontril

      Bontril is indicated in the management of exogenous obesity, which is defined as general obesity not attributable to any disease or other specific cause. Bontril is generally used over a period of several weeks as a short-term adjunct in a weight reduction regimen based on caloric restrictions. The percentage of overweight and obese people in the US has increased dramatically in recent years and is expected to continue rising. The US prescription market for obesity is estimated to be in excess of US$200 million. The two major drugs included in this category are Meridia®, produced by Knoll Pharmaceuticals Limited, and Xenical®, produced by F. Hoffman — La Roche AG.

Motofen

      Motofen is indicated as an adjunctive therapy in the management of severe diarrhea and severe recurring or temporary diarrhea. Motofen competes primarily against Imodium®, produced by Janssen Pharmaceutica NV, and Lomotil®, produced by the Searle division of Pharmacia.

Amarin AB

Our Core Drug Delivery Technologies

      Amarin AB owns nine distinct patented oral controlled-release and site-specific technologies, including six internally developed oral controlled-release drug delivery technologies, which regulate drug concentrations in the blood over extended periods of time by controlling the rate of release of active compounds into the body. These technologies have been utilized by us to develop a range of proprietary products. Four products using two of these technologies are currently being marketed. We believe that no single technology is entirely appropriate to the requirements and characteristics of all drugs. Amarin AB therefore has several oral technologies that can potentially be applied to a diverse range of drugs, including new chemical entities developed by other pharmaceutical companies. We continue to seek to refine, develop and acquire technologies with broader applications and improved clinical effect with a view to obtaining further patent coverage.

      As described above in “— History and Development of the Company,” we have undertaken with Elan to use our commercial best efforts (subject to the fiduciary obligations of our board of directors) to dispose of Amarin AB, although we are exploring other methods of satisfying our payment obligations due Elan.

Oral Controlled-Release and Site-Specific Tablet Technologies

      Amarin AB’s first oral controlled-release product was approved in 1988. As at March 31, 2003, Amarin AB had independently developed, or was in the process of developing, six key pharmaceutical products incorporating its oral controlled-release technologies. Of these, five products had received regulatory approval in at least one country and two are currently being marketed in more than one country. The remaining products were either not being marketed or were in various stages of development.

DCV Oral Controlled-Release Technology

      Amarin AB has developed three distinct patented systems based on the principle of diffusion of drug through a water insoluble membrane. These technologies are now marketed under the trade name Diffusion Controlled Vesicle, or DCV, having previously been marketed under the trademark Multipor.

      Amarin AB’s DCV system is used for the controlled release of substances for periods up to 24 hours. The patented technology consists of a tablet core incorporating the active ingredient surrounded by a water-insoluble membrane containing minute particles of water-soluble material. The soluble particles dissolve when the tablet is ingested, resulting in a macro-porous film structure through which drug is released at a steady rate. Principal licensees for the technology include Pharmacia, Sanofi-Synthelabo Groupe and Tanabe Seiyaku Co. Limited, which we may refer to in this annual report as “Tanabe”. To date more than four billion tablets have been manufactured and used effectively by patients in more than 30 countries.

      The original DCV technology is used in tablet form for the controlled release of water soluble drugs as described above. The second DCV patented system applies the DCV tablet principle to pellets, granules or minitablets, all of which are particularly useful for drugs having relatively low solubility. The third DCV patented system permits the incorporation of one or two drug substances into the DCV coating, giving an immediate release (loading dose), followed by the controlled release of either the same or another drug from the tablet core. The DCV system has been successfully used in marketed products including Amarin AB’s principal oral controlled-release product, its twice-daily diltiazem tablet, and in the development more recently of Amarin AB’s once daily morphine formulation in Japan.

Galacto-Mannan Matrix (GAMMA) Technologies

      In March 2001, Amarin AB strengthened its controlled-release and site-specific technology portfolio with the acquisition of three non-synthetic polymer matrix oral technologies. Referred to as the GAMMA technologies, they are based on naturally occurring galacto-mannan polymer derived from the guar bean. Each of the three matrices has specific applications. The GAMMA extended release matrix can be made into tablets and granules for the controlled release of drugs. The colon specific matrix is a site-specific technology designed to delay the onset of release until the drug delivery system reaches the ascending colon. Finally, the gastro protective matrix is designed to potentially help reduce mucosal irritation associated with certain drugs such as non-steroidal anti-inflammatory drugs. Each of these technologies require further development prior to final application towards projects.

      After further assessment of the data relating to GAMMA technologies, we decided to prioritize resources towards other technology development projects and to progress the GAMMA technologies only if and when a suitable partner and/or project is identified.

Triglas Oral Controlled-Release Technologies

      Amarin AB has developed two distinct patented Triglas technologies to accommodate nifedipine and potentially other drugs that display poor solubility characteristics.

      The original or first generation Triglas oral controlled-release system incorporates the drug into a solid single matrix, which allows for enhanced solubility to help ensure uniform absorption. This technology has now been superseded by the second generation Triglas oral controlled-release system. This system uses a polymer-based matrix which tailors the rate of drug release, thereby controlling absorption characteristics.

      No further development is anticipated to take place with regard to this technology, which has only been used in a limited number of products.

Rhotard Oral Controlled-Release Technology

      Amarin AB’s double-matrix Rhotard technology involves two granulation stages during the tablet manufacturing process, which creates tablet products that control the rate at which active ingredient is released. This controlled-release process extends the period of time over which the drug is made available for absorption by the body. The Rhotard technology is currently used in one product and no further development is anticipated for this system.

Oral Controlled-Release Products for Cardiovascular Disease

      Amarin AB has developed or is developing the following key products for the treatment of cardiovascular disease and has licensed or is seeking to license these products to various licensees as indicated below:

PRODUCT	TECHNOLOGY	DEVELOPMENT/ APPROVAL STATUS	LICENSING STATUS

Twice daily diltiazem tablet	DCV	Regulatory approval received in	Licensed in 58 countries
		33 countries not including the US.	worldwide not including
the US and marketed in
31 countries.

Once daily diltiazem capsule (intended to be AB-rated to Cardizem CD)	DCV	Completion of ANDA for US is	Unlicensed.
contingent on finding a licensee.

Once daily diltiazem tablet	DCV	Regulatory approval received in eight	Licensed in nine
		countries not including the US.	countries not including
the US and marketed in
five countries.

Oral Controlled-Release Products for Moderate to Severe Pain

      Amarin AB has developed or is developing the following products for the treatment of moderate to severe pain and has licensed or is seeking to license these products to various licensees as indicated below:

PRODUCT	TECHNOLOGY	DEVELOPMENT/ APPROVAL STATUS	LICENSING STATUS

Morphine twice daily tablet	Rhotard	Regulatory approval received in	Licensed in 37 countries
		31 countries not including the US.	worldwide not including
the US and marketed in
15 countries.

Morphine once daily tablet	DCV	NDA submitted in Japan.	Licensed in Japan and
available for license
in US and Europe.

      In October 2002, Tanabe, Amarin AB’s Japanese partner for the development of a once daily morphine sulphate formulation, submitted an NDA dossier for this formulation to the Ministry of Health, Labor and Welfare in Japan for regulatory review. This submission follows the successful conclusion of an extensive clinical program undertaken by Tanabe in Japan.

      The once daily morphine sulphate formulation is indicated for the relief of moderate to severe pain, and was developed by Amarin AB. Four dosage strengths have been developed — 20, 30, 60 and 120 mg — all of which utilise Amarin AB’s patented DCV technology for the controlled release of morphine sulphate over a period of up to 24 hours. As part of the development process, the DCV technology has been licensed to our licensee Tanabe to enable the manufacturing of this product by Tanabe which will be responsible for manufacturing the product from its Osaka facility for commercial sale once approved.

Other Products Under Development Pursuant to Multi-Product Licensing and Development Agreements

      Amarin AB is developing a number of products under separate multi-product licensing and development agreements. An agreement was signed in August 1994 with Schein Pharmaceutical, Inc., which has since been merged into Watson Pharmaceuticals, Inc. Since the commencement of this agreement, products have been developed in several therapeutic areas including endocrine and metabolic disease, and central nervous system disorders. However, Schein elected not to commercialize certain of these products, and the parties have now renegotiated the terms of this agreement. As a result of such renegotiation, Amarin AB is continuing the development of one product and Amarin AB and Watson are evaluating potential replacement development projects.

      In March 2003, we announced that as part of our agreement with Watson, Amarin AB has developed a generic formulation of glipizide extended release tablets. Glipizide extended release tablets are marketed in the US under the trade name Glucotrol XL by Pfizer. Pfizer reported US Glucotrol XL sales of approximately US$265 million for the twelve months ending September 30, 2002. See Item 3 “Key Information — Risk Factors — We are dependent on patents, proprietary rights and confidentiality” with regard to a potential suit against us in respect of such glipizide generic product.

Other Products Under Development on a Contract Research Basis

      In addition to developing products based on its proprietary oral controlled-release technologies, Amarin AB also assists third parties in developing controlled-release and immediate-release products using non-proprietary technology. Such projects are undertaken on a fee for service basis whereby Amarin AB receives an hourly fee and, in some cases, is reimbursed for specific project-related costs, but is not entitled to any royalty payments once the product is commercialized. For example, Amarin AB’s development collaboration with a Finnish drug discovery company, Hormos Medical Ltd, was extended in September 2001, such that

Amarin AB is now undertaking work associated with the development of two immediate-release formulations of undisclosed new chemical entities.

Collaborative Agreements

      During the year ended December 31, 2002, Amarin AB entered into a number of collaborative partnerships, some of which are described below.

NanoCarrier Company Limited

      In February 2002, Amarin AB entered into a non-binding heads of terms with NanoCarrier Company Limited, a company based in Chiba, Japan. The parties currently intend to develop novel controlled release technologies for use in pharmaceutical products, and to develop a plan to share any resulting commercial benefits. The external costs of development would also be shared.

      This potential collaboration has initially focused on the feasibility of developing a novel technology for the oral controlled release of nanoparticles. It is intended that this technology will utilize a combination of Amarin AB’s DCV controlled release technology and NanoCarrier’s micellar nanoparticle controlled release technology. If successful, the combination technology would offer the potential of oral delivery to an extensive range of molecules that are now difficult, if not impossible, to deliver orally. These molecules include certain water insoluble compounds, peptides and proteins.

Eiffel Research and Development Pty Limited

      In April 2002, Amarin AB entered into an agreement with Eiffel Research and Development Pty Limited, a subsidiary company of Eiffel Technologies Limited to establish a strategic research collaboration. The collaboration was designed to improve extended-release pharmaceutical products by combining our proprietary drug delivery technologies with Eiffel’s supercritical fluid drug bioengineering technologies.

      The initial phase of the collaboration, during which each party is responsible for individual costs, will involve applying Eiffel’s supercritical fluid drug technology to the production of sub-micron sized drug particles of a currently undisclosed drug substance. Those drug particles will then be incorporated into Amarin AB’s DCV controlled-release technology. If successful, the new combination technology would potentially improve the extended-release of drugs that are difficult to deliver orally because of their low solubility in water and their low absorption into the bloodstream. The new technology could be applied to new compounds or drugs currently on the market but not available in extended-release formulations due to dissolution issues that negatively impact bioavailability.

CellGate Inc.

      In August 2002, Amarin AB entered into a research collaboration with CellGate Inc. to assess the feasibility of improving Amarin AB’s targeted and controlled delivery of oral pharmaceutical products by combining its proprietary drug delivery technology with CellGate’s proprietary molecular transporter technology.

      During the initial phase of the collaboration, during which each party will be responsible for individual costs, CellGate’s technology will be used to develop drug transporter conjugates of two currently undisclosed drug substances. These drug conjugates will then be incorporated into Amarin AB’s DCV controlled-release technology.

      The scope of the research will initially focus on drugs that are difficult to deliver orally due to their low or local absorption into the bloodstream. The combination of the two technologies could be applied to new compounds, as well as currently marketed drugs, that are not available in extended-release formulations due to absorption issues that negatively impact bioavailability. If successful, the new combination technology could potentially improve the extended release profile of these drugs.

New Oral Technology Advances

      Amarin AB intends to continue its strategy of enhancing its established technology portfolio in order to further broaden the range and type of molecules that can potentially be delivered for its clients. This expansion is taking place through either acquisition and in-house development of new platform technologies and/or establishing strategic collaborations with other technology companies.

      Further developments continue to be made with the DCV system to enhance its applicability to an even wider selection of molecules. The first such development was DCV food protection, a coating system that minimizes or eliminates the potential of certain negative food effects. Patent applications have been made in Europe and Japan. Amarin AB’s development of an aqueous DCV technology for soluble drugs has progressed to its final phase. A patent cooperation treaty and US patent applications have been submitted. Given the aqueous nature of the system it is anticipated that the technology will be attractive to the US market, as the manufacturing process will present fewer environmental issues than solvent based systems.

      A patent application was made in February 2002 in Denmark, and was extended to a patent cooperation treaty filing in February 2003 for DCV- nano, a recent ongoing development allowing for the delivery of nano-particles through a membrane and which aims to expand the applicable range of the DCV system to all bioavailable drugs. A patent application for a second new development for the zero order delivery of extremely soluble drugs is planned, although it is uncertain as to when the application will be filed. For drugs with low solubility Amarin AB has developed a new matrix system referred to as ZOEM (zero order eroding matrix). Patent applications for this system were made in Sweden in late 2000 and the US in early 2001.

License Agreements

      Following the disposal of our transdermal business the majority of our remaining out-licensing agreements relate to Amarin AB’s controlled oral release technologies. Amarin AB’s license agreements generally grant the licensee the right to manufacture, use and sell a product within a specified territory and the right to grant sub-licenses to other parties to do the same. Amarin AB’s principal licensing partners are:

•	Nycomed Holding ApS;

•	Pharmacia;

•	Watson Pharmaceuticals, Inc.;

•	Sanofi-Synthelabo Groupe;

•	Tanabe; and

•	Sigma Tau SpA.

Competition

      In our US sales and marketing business, we compete with other pharmaceutical companies for product and product line acquisitions, and more broadly for the distribution and marketing of pharmaceutical and consumer products. These competitors include companies which also seek to acquire branded pharmaceutical products and product lines from other pharmaceutical companies. Most of our competitors possess substantially greater financial, technical, marketing and other resources. In addition, we compete for supplier manufacturing capacity with other companies, including those whose products are competitive with ours. Additionally, since our products are generally established and commonly sold, they are subject to competition from products with similar qualities. Our pharmaceutical products may be subject to competition from alternate therapies during the period of patent protection, if applicable, and thereafter from generic equivalents. The manufacturers of generic products typically do not bear the related research and development costs or the invested capital in acquired brands and consequently are able to offer such products at considerably lower price. There are, however, a number of factors that enable products to remain profitable once patent protection has ceased. These include the establishment of a strong brand image with the prescriber or the consumer, supported by the development of a broader range of alternative formulations than the manufacturers of generic products typically supply. See Item 3 “Key Information — Risk Factors — Our products may not be able to compete effectively against those of our competitors.”

Government Regulation

      Our product development activities are subject to extensive regulation by various government authorities, including the FDA and comparable regulatory authorities in other countries, which regulate the design, research, clinical and non-clinical development, testing, manufacturing, storage, distribution, import, export, labelling, advertising and marketing of pharmaceutical products and devices. Generally, before a new drug can be sold, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific to each regulatory authority and submitted for review. The data is generated in two distinct development stages: pre-clinical and clinical. For new chemical entities, the pre-clinical development stage generally involves synthesizing the active component, developing the formulation and determining the manufacturing process, as well as carrying out toxicology, pharmacology and drug metabolism studies which support subsequent clinical testing. Good laboratory practice requirements must be followed in order for the resulting data to be considered valid and reliable. For established molecules this stage can be limited to formulation and manufacturing process development and in vitro studies to support subsequent clinical evaluation.

      The clinical stage of development can generally be divided into Phase I, Phase II and Phase III clinical trials. In Phase I, a small number of healthy human volunteers are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these studies is to assess the pharmacokinetic profile, tolerability and safety of the drug. Large volunteer studies are also undertaken to define the pharmacokinetic performance (the way in which the body deals with the compound from absorption, to distribution in tissues, to elimination) as an integral part of the pivotal regulatory program.

      Phase II trials typically involve the first studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further pharmacodynamic information is collected. Phase III trials generally involve large numbers of patients from a number of different sites, which may be in one country or in several different countries or continents. Such trials provide information on the safety as well as the efficacy of a new product and include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

      In order for human clinical studies of a new drug to commence in the United States, an investigational new drug application, or IND, is filed with the FDA. Similar notifications are required in other countries. The amount of data that must be supplied in the IND application depends on the phase of the study, earlier investigations such as Phase I studies requiring less data than the larger and longer-term studies in Phase III. A clinical plan must be submitted to the FDA prior to commencement of a clinical trial. In general, studies may begin in the US without specific approval by the FDA after a 30-day review period has passed. However, the FDA may prevent studies from moving forward, and may suspend or terminate studies once initiated. Regular reporting of progress is required in annual reports submitted during the clinical testing phase and any adverse effects reported to us must be notified to the authority. During the testing procedure, meetings can be held with the FDA to discuss progress and future requirements for the NDA. Studies are also subject to review by independent institutional review boards responsible for overseeing studies at particular sites and protecting human research study subjects. An independent institutional review board may prevent a study from beginning or suspend or terminate a study once initiated. Studies must also be conducted and monitored in accordance with good clinical practice and other requirements.

      Following the completion of clinical trials, we thoroughly analyse the data to determine if the clinical trials successfully demonstrate safety and efficacy. If they do, an NDA is filed with the FDA along with proposed labelling for the product and information about the manufacturing processes and facilities that will be used to ensure product quality. In the US, FDA approval of an NDA must be obtained before marketing a developed product. The NDA must contain proof of safety, purity, potency and efficacy, which entails extensive pre-clinical and clinical testing.

      Although the type of testing and studies required by the FDA do not differ significantly from those of other countries, the amount of detail required by the FDA can be more extensive. In addition, it is likely that the FDA will re-analyse the clinical data, which could result in extensive discussions between us and the licensing authority during the review process. The processing of applications by the FDA is extensive and time consuming and may take several years to complete. The FDA has committed generally to review and make a recommendation for approval of a new drug within ten months, and of a new “priority” drug within six months, although final FDA action on the NDA can take substantially longer and may involve review and recommendations by an independent FDA advisory committee. The FDA may conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with current good manufacturing practice requirements.

      There is no assurance that the FDA will act favourably or quickly in making such reviews and significant difficulties or costs may be encountered by a company in its efforts to obtain FDA approvals. The FDA may also require post-marketing testing and surveillance to monitor the effects of approved products or it may place conditions on approvals that could restrict the commercial application of products. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing.

      In the European Union, our products are also subject to extensive regulatory requirements. As in the US, the marketing of medicinal products has for many years been subject to the granting of marketing authorizations by regulatory agencies. Particular emphasis is also being placed on more sophisticated and faster procedures for reporting of adverse events to the competent authorities.

      In common with the US, the various phases of pre-clinical and clinical research are subject to significant regulatory controls. Although the regulatory controls on clinical research are currently undergoing a harmonization process following the adoption of the Clinical Trials Directive 2001/20/EC, there are currently significant variations in the member state regimes. However, all member states currently require independent institutional review board approval of interventional clinical trials. With the exception of UK Phase 1 studies in healthy volunteers, all clinical trials require either prior governmental notification or approval. Most regulators also require the submission of adverse event reports during a study and a copy of the final study report.

      In the European Union, approval of new medicinal products can be obtained only through one of two processes. The first such process is known as the mutual recognition procedure. An applicant submits an application in one European Union member state, known as the reference member state. Once the reference member state has granted the marketing authorization, the applicant may choose to submit applications in other concerned member states, requesting them to mutually recognize the marketing authorizations already granted. Under this mutual recognition process, authorities in other concerned member states have 55 days to raise objections, which must then be resolved by discussions among the concerned member states, the reference member state and the applicant within 90 days of the commencement of the mutual recognition procedure. If any disagreement remains, all considerations by authorities in the concerned member states are suspended and the disagreement is resolved through an arbitration process. The mutual recognition process results in separate national marketing authorizations in the reference member state and each concerned member state.

      The second procedure in the European Union for obtaining approval of new medicinal products is know as the centralized procedure. This procedure is currently mandatory for products developed by means of a biotechnological process and optional for new active substances and other “innovative medicinal products with novel characteristics.” Under this procedure, an application is submitted to the European Agency for the Evaluation of Medical Products. Two European Union member states are appointed to conduct an initial evaluation of each application. These countries each prepare an assessment report, which reports are then used as the basis of a scientific opinion of the Committee on Proprietary Medical Products. If this opinion is favourable, it is sent to the European Commission which drafts a decision. After consulting with the member states, the European Commission adopts a decision and grants a marketing authorization, which is valid throughout the European Union and confers the same rights and obligations in each of the member states as a marketing authorization granted by that member state.

      The European Union is currently expanding, with a number of Eastern European countries expected to join over the coming years. Several other European countries outside the European Union, particularly those intending to accede to the Union, accept European Union review and approval as a basis for their own national approval.

      Following approval of a new product, a pharmaceutical company generally must engage in various monitoring activities and continue to submit periodic and other reports to the applicable regulatory agencies, including any cases of adverse events and appropriate quality control records. Modifications or enhancements to the products or labelling, or changes of site of manufacture are often subject to the approval of the FDA and other regulators, which may or may not be received or may result in a lengthy review process.

      Drug advertising and promotion is subject to federal, state and foreign regulations. In the US, the FDA regulates all company and product promotion, including direct-to-consumer advertising. Promotional materials must be submitted to the FDA. Materials in violation may lead to an FDA enforcement action. Our distribution of pharmaceutical samples to physicians must comply with the US Prescription Drug Marketing Act, or the PDMA, a part of the US Federal Food, Drug, and Cosmetic Act.

      In the US, the manufacturing of our products is subject to comprehensive and continuing regulation by the FDA. The FDA regulations require us to manufacture our products in specific approved facilities and in accordance with current good manufacturing practices, and to list our products and register our manufacturing establishments with the FDA. These regulations also impose certain organizational, procedural and documentation requirements upon us with respect to manufacturing and quality assurance activities. Our contract manufacturers are subject to inspections at any time that could interrupt the manufacturing operation if any facilities are found to be operating in an unsatisfactory manner.

      The distribution of pharmaceutical products is subject to additional requirements under the PDMA and equivalent laws and regulations in other jurisdictions. Under the PDMA and its implementing regulations, states are permitted to require registration of distributors who provide products within their state despite having no place of business within the state. The PDMA also imposes extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products and other drug diversions.

      Our manufacturing, sales, promotion, and other activities following product approval are also subject to regulation by numerous regulatory authorities in addition to the FDA, including, in the US, the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, and state and local governments. Our sales, marketing and scientific/ educational programs must comply with the US Medicare-Medicaid Anti-Fraud and Abuse Act and similar state laws. Our pricing and rebate programs must comply with the Medicaid rebate requirements of the US Omnibus Budget Reconciliation Act of 1990. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Our handling of any controlled substances must comply with the US Controlled Substances Act. We must meet applicable child-resistant packaging requirements under the US Poison Prevention Packaging Act. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws.

      We know of no material violations by us or any of our contractors of these regulations as of the date of this annual report.

      We believe that us and our vendors have the proper FDA and other regulatory approvals for drugs being distributed. The failure to comply with regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, or refusal to allow us to enter into supply contracts, including government contracts. In addition, even if we comply with FDA and other requirements, new information regarding the safety or effectiveness of a product could lead the FDA to modify or withdraw a product approval. Prohibitions or restrictions on sales or withdrawal of products marketed by us could materially affect our business in an adverse way.

      Changes in regulations or statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example:

•	changes to our manufacturing activities;

•	additions or modifications to product labelling;

•	the recall or discontinuation of our products; or

•	additional record-keeping.

      If any such changes were to be imposed, they could adversely affect the operation of our business.

      Some of our pharmaceutical products are sold over-the-counter. These products are subject to FDA regulations known as over-the-counter monographs, which specify conditions under which over-the-counter products may be sold without a separately approved NDA, including permitted active ingredients and labelling information. These monographs are subject to revision, and changes in these monographs could impact our marketing efforts, render our products unlawful for commercial sale or cause their removal from the marketplace or cause us to spend substantial funds for reformulation activities.

Manufacturing and Supply

      We have concentrated pilot manufacturing of oral drugs at Amarin AB’s good-manufacturing-practices facilities in Malmö, Sweden. The facility in Malmö is fully approved by the Medical Products Agency in Sweden for the pilot scale manufacture of products suitable for clinical usage. The good-manufacturing-practices pilot manufacturing facility encompasses 4,090 square feet and is utilized for formulation and development activities associated with our external and internal projects together with contract manufacture of clinical supplies for third party companies.

      Certain of our currently marketed oral controlled-release products are manufactured and supplied to our licensees by our two contract manufacturers, one of which is located in the UK and one of which is located in Sweden. Production and technology transfer to licensees has been made to companies in France, Italy, Denmark, Republic of Ireland, South Korea, India, China, the US and Japan to enable the production of products incorporating certain of our technologies. Ongoing transfer projects include companies in the US and Japan.

      Full-scale production is available to us through an arrangement with QPharma AB in Malmö, which we believe will be able to supply capacity for the production of oral formulations for the foreseeable future. See Item 3 “Key Information — Risk Factors — Our supply of products could be disrupted by problems affecting our manufacturers and key suppliers” for further risks related to our manufacturing arrangements. Also, see “— Government Regulation” above for details of regulatory requirements related to the manufacture and supply of our products and the affect of such regulations on ourselves and our manufacturers and suppliers.

Patents and Proprietary Technology

      We firmly believe that patent protection of our technologies, processes and products is important to our future operations. The success of our products may depend, in part, upon our ability to obtain strong patent protection. To date, patents covering a number of our products and processes have been granted in various countries in favour of us or our licensors. There can be no assurance, however, that these patents, or any additional patents, will prevent other companies from developing similar or functionally equivalent dosage forms of products. Furthermore, there can be no assurance that:

•	any additional patents will be issued in any or all appropriate jurisdictions;

•	our existing patents will not be successfully challenged in the future;

•	our technologies, processes or products do not infringe upon the patents of third parties; or

•	the scope and validity of our patents will prevent third parties from developing similar products.

      When deemed appropriate, we intend to vigorously enforce our patent protection and intellectual property rights.

      Our strategy is to file patent applications where we think it is appropriate to protect and preserve the proprietary technology and inventions considered significant to our business. We also rely upon trade secrets and know-how to retain our competitive position. We make patent applications either on a country-by-country basis or by using the European or international patent cooperation treaty systems. The existence of a patent in a country may provide competitive advantages to us when seeking licensees in that country. In addition, patents are important to us since, under a number of our license agreements with third parties, failure to obtain or maintain patents will reduce the royalty rate to which we are entitled. In general, patents granted in most European countries have a twenty-year term, although in certain circumstances the term can be extended by supplementary protection certificates. We are dependent in some cases upon our third party licensors to pursue filing, prosecution and maintenance of patent rights or applications owned or controlled by those parties. While we will be actively involved, we may not control the actual filing, prosecution or maintenance of patent rights or applications by our licensors. As of March 31, 2003 we maintained 128 patents and had 19 additional patent applications pending.

      We hold patents for each of our primary oral controlled-release delivery technologies. We have developed three distinct patented systems under the Multipor trademark, now marketed under the trade name DCV. Patents have been granted for the original DCV tablet technology in 28 countries worldwide including the US. Patents have been granted for the DCV pellet technology in 29 countries including the US, and an application is pending in one additional country. Patents have been granted and maintained for the DCV biphasic tablet in 28 countries including the US. Our once daily morphine DCV formulation has been granted patent protection in 26 countries worldwide not including the US, and applications in four countries are currently pending.

      Patents have been granted for our double-matrix Rhotard technology in 22 countries including the US, and an application is pending in one additional country.

      A number of patents have been granted for our first and second generation Triglas technology. These are being allowed to lapse as the technology has been superseded by our other technologies.

      Amarin’s GAMMA technologies have been granted eight patents in three countries including the US, with three applications pending in a further two countries.

      Patent applications for our technologies DCV-acqua, DCV-nano and DCV-food protection on erodable matrix have been filed in nine jurisdictions including the US and Japan.

      It is possible that third parties will obtain patents or other proprietary rights that might be necessary or useful to us. In cases where third parties are first to invent a particular product or technology, it is possible that those parties will obtain patents that will be sufficiently broad so as to prevent us from utilizing such technology. In addition, we use unpatented proprietary technology. There can be no assurance that others will not develop similar technology. See Item 3 “Key Information — Risk Factors — We are dependent on patents, proprietary rights and confidentiality.”

C.  Organizational Structure

      We conduct our pharmaceutical sales activities through our indirectly wholly owned subsidiary API and our drug delivery activities through our indirectly wholly owned subsidiary Amarin AB. Amarin Corporation plc holds 100% of the outstanding equity of Amarin Pharmaceuticals Company Limited. Amarin Pharmaceuticals Company Limited holds 100% of the outstanding equity of API and Gacell Holdings AB and otherwise conducts no significant operations. Gacell Holdings AB holds 100% of the outstanding equity of Amarin AB and otherwise conducts no significant operations.

      Details of all of our significant subsidiaries are summarised below:

		Proportion of
	Country of Incorporation	Ownership Interest and
Subsidiary Name	or Registration	Voting Power Held

Amarin Development (Sweden) AB	Sweden	100%
Gacell Holdings AB	Sweden	100%
Amarin Pharmaceuticals, Inc.	US (Delaware )	100%
Amarin Pharmaceuticals Company Limited	England	100%

D.  Property, Plants and Equipment

      The following table lists the location, use and ownership interest of our principal properties as of March 31, 2003:

			Size
Location	Use	Ownership	(sq. ft.)

Ely, Cambridgeshire, England
Ground Floor	Vacant	Leased	7,135
First Floor	Offices	Leased and sub-let	2,800
Godmanchester, Cambridgeshire, England	Offices	Leased and sub-let	7,000
Warren, New Jersey, US	Vacant	Leased	5,521
Malmö, Sweden	Offices, laboratory and	Leased	44,000
	pilot manufacturing
Mill Valley, California, US	Offices	Leased	9,585
London, UK	Offices	Leased	2,830

      We vacated the premises in Ely, Cambridgeshire in July 2001 and are seeking to assign or sub-let the lease for this space. We have sub-let the lease in Godmanchester to Phytopharm PLC who occupy the premises on a “held over” basis under the terms of a lease, the term of which expired in January 2002. We vacated the premises in Warren, New Jersey in December 2002 and are seeking to assign or sub-let the lease for this space.

      On April 27, 2001, we signed a lease covering 2,830 square feet of office space located at 7 Curzon Street, London, Mayfair, W1J 5HG, England, to serve as our corporate head office. All UK personnel will, in principle, be based at these premises. This lease expires in March 2010.

      We believe that our facilities and equipment are sufficient to meet our current and immediate future requirements.

      We have no manufacturing capacity at any of the above properties except for a pilot scale up manufacturing plant in Malmö, Sweden. This plant is used for development purposes only and does not manufacture product for commercialization. This facility is utilised at a rate of approximately 50% of capacity on an annual basis. See “— Business Overview — Manufacturing and Supply.”

Item 5     Operating and Financial Review and Prospects

A.  Operating Results

      The following discussion of operating results should be read in conjunction with our selected financial information set forth in Item 3 “Key Information — Selected Financial Data” and our consolidated financial statements and notes thereto beginning on page F-1 of this annual report.

Comparison of Fiscal Years Ended December 31, 2002 and December 31, 2001

Overview

      In March 2002, we consummated our exercise of the option to acquire from Elan, a related party, the remaining US rights to Permax. Prior to the exercise of the option, we had been acting in the capacity of exclusive US distributor of Permax. The exercise of the option triggered an additional $37.5 million in deferred fixed payments to Elan, $7.5 million of which was paid on exercise of the option and $2.5 million of which was paid in July 2002. The balance was reduced in January 2003 by $7.5 million and two installments of $2.5 million were made in January and March, respectively with the remaining amount being payable in six quarterly instalments of $2.5 million. See Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions.” We were required to pay royalties to Elan of between 3.0% and 3.5% on all of our US net sales of Permax in 2002 increasing to 10% on all of our US net sales of Permax thereafter. In addition, we have received contributions from Elan towards the cost of product returns relating to sales made prior to our acquisition of the Permax sales rights.

Revenue

      Revenues from the continuing business for fiscal 2002 were £40.6 million, an increase of £3.7 million over 2001. The increase was principally due to the increase in royalty and product sales of £2.8 million.

      For 2002, Permax generated £26.4 million of revenues compared to £18.6 million in 2001. This increase was caused by the inclusion of Permax revenues for a full year, versus only seven months in 2001. In-market total Permax prescriptions fell to 160,469 in the year to December 31, 2002 from 192,222 in the prior year, a decline of 17%. At the same time, however, according to external industry data, total prescriptions for the dopamine agonist market in which Permax competes grew by 14% to 1.4 million in the year to December 31, 2002 over the prior year. As described in Item 3 “Key Information — Risk Factors — Our products may not be able to compete effectively against those of our competitors,” we attribute the decline in prescriptions of Permax to the introduction of a competitive generic product and to an article reporting a possible connection between pergolide, which is ergot-derived, and valvular heart disease. As discussed in Item 3 “Key Information — Risk Factors — Our revenues are predominantly based upon our levels of sales to wholesalers and similar purchasers of inventory in the US,” the levels of inventory held by wholesalers and similar customers impacts the level of sales made by us. At the end of 2002, based on an externally sourced report, wholesalers and similar customers held approximately 5.1 months’ supply at the end of 2002 (based on December 2002 in-market demand) compared to 6.8 months (based on December 2001 in-market demand) at the end of 2001.

      The primary care portfolio generated £10.1 million in 2002, compared to £11.6 million in 2001. This decrease was mainly due to the discontinuation of Phrenilin with Caffeine and Codeine during 2002 caused by severe competition from generic competitors. The Phrenilin family of products generated revenues of £4.2 million in 2002, compared to £6.1 million in 2001. In-market total prescriptions for the Phrenilin family declined 12% in the year ended December 31, 2002 compared to the prior year. According to external industry data, the butalbital market in which Phrenilin competes declined 36% over the same period. Bontril generated revenues of £3.6 million in 2002 compared to £4.0 million in 2001 and in-market, its total prescriptions were up 16% in 2002, again compared to 2001. According to external industry data, total prescriptions of the anti-obesity market in which Bontril competes declined 20% over the same period. Motofen generated revenues of £0.8 million in 2002 compared to £1.0 million in 2001 and its total prescriptions were up 2% in the same period. Total prescriptions of the anti-diarrhoeal market in which Motofen competes were down 3% in 2002 compared to 2001 according to external industry data.

      We have only limited information on in-market inventory levels for our primary care product portfolio. Information available for Bontril indicates that wholesalers and similar customers held approximately 8.5 months’ supply at the end of 2002 (based on December 2002 in-market demand). No comparable prior year information is available.

      Royalty revenues were £1.1 million for fiscal year 2002 compared to £1.6 million in 2001. This decrease was mainly due to erosion of the market share of diltiazem. Licensing and development fees were £2.1 million for the year compared to £1.5 million in 2001. Increases in licensing and development fees were entirely due to new fees for service contracts which were performed by our development company in Malmö, Sweden. The principal licensing and development contracts in 2002 were with Tanabe, Kissei Pharmaceutical Co., Ltd. and Athpharma Limited.

      As described in Item 3 “Key Information — Risk Factors — We are dependent on a few customers for the majority of our revenue,” in 2002, 23% of our revenue was attributable to one customer, compared to 10% in 2001, and the next four largest customers accounted for an additional 56% of our revenue, compared to 26% in 2001.

      The gross margin for 2002 from continuing business decreased to 54% compared to 60% for 2001. The 2002 cost of sales included a £2.9 million ($4.7 million) one-time inventory write off provision in relation to the discontinuance of Phrenilin with Caffeine and Codeine. Excluding the impact of this charge, the gross margin was 61%. Permax had a margin of 59% in 2002 compared to 55% in 2001. The primary care product portfolio had a combined average gross margin of 69% in 2002 compared to 72% in 2001.

Operating Expenses

      Total operating expenses for the continuing business were £42.2 million compared to £25.7 million in 2001, an increase of 64%. Total selling, general and administrative expenses from continuing operations of £38.3 million accounted for 91% of total expenditures and represented an increase of 68% in 2002 over selling, general and administrative expenses in 2001.

      Included in the 2002 selling, general and administrative expenses were impairment charges of £24.1 million relating to the write down of the intangible assets of Permax (£23.8 million) and Moraxen (£0.3 million). The Permax impairment charge arose as a result of the launch of a generic form of Permax in the last quarter of 2002. See Item 4 “Information on the Company — Business Overview — Our Parkinson’s Disease Strategy — Permax.”

      Included in total operating expenses for 2002 was £0.9 million in royalties and distribution fees to Elan for sales of Permax, as compared to £2.2 million in royalties and distribution fees to Elan for Permax sales in 2001.

      Also included in the 2002 selling, general and administrative expenses was a £0.3 million provision for the closure of the New Jersey facility, which took place during 2002.

      Amortisation, which is included in selling, general and administrative expenses, decreased to £4.6 million in 2002 from £14.2 million in 2001. The 2001 charge includes £12.5 million relating to the accelerated amortization of the Permax intangible prior to the exercise of the option to acquire all US Permax rights. Most of the amortization charge in 2002 reflects expense in relation to the Permax intangible following our exercise of our option to acquire the remaining US rights to Permax.

      Included in the selling, general and administrative expenses in 2002 was a foreign exchange gain of £5.0 million compared to a loss of £0.2 million in 2001. The exchange gain resulted from translating dollar denominated balance sheet amounts into pounds sterling at the prevailing exchange rates. As of January 1, 2003 we changed our functional currency from pounds sterling to US dollars, which will eliminate the effect of foreign exchange rates on US dollar amounts from that date forward. Our foreign currency net investments are not hedged by currency borrowings or other hedging instruments.

      Excluding amortisation and non-recurring items, total selling, general and administration expenses increased by 38% to £14.7 million. This increase was largely due to the inclusion for a full year of the sales and marketing office in Mill Valley, California and of the sales force. This sales force actively markets Permax and Phrenilin Forte.

      Research and development expenditure on continuing operations increased 36% in 2002 to £3.9 million. This increase was largely driven by the continued focus on fee for service contracts at our development facility in Malmö, Sweden, along with the enlargement of a regulatory and medical function in our US business.

Interest Income and Interest Expense

      Interest income of £0.2 million in 2002 was entirely earned from cash balances held on deposit. Interest expense in 2002 of £1.5 million included a provision of £0.3 million representing interest on a capital gains tax liability in relation to the disposal of assets in a discontinued business in 1999. The remaining interest of £1.2 million in 2002 was accrued on the remaining balance of US$42.5 million of the loan from Elan, which is explained in more detail below in “— Liquidity and Capital Resources.”

Discontinued Operations

      As all but one of our contracts in relation to discontinued operations were assigned or terminated at the end of 2001, there were no corresponding revenues in 2002.

      During 2002, a provision of £0.7 million was released in relation to the transdermal contracts. The provision had been created for the anticipated costs associated with the termination or assignment of the transdermal contracts. These costs are no longer expected to crystallize.

      Included in the 2002 tax on profit on ordinary activities of £2.2 million is a provision of £1.6 million in relation to corporate tax on the capital gain incurred on the disposal of assets in a discontinued business which took place during the 1999 fiscal year.

Comparison of Fiscal Years ended December 31, 2001 and December 31, 2000

Overview

      In May 2001, we entered into an agreement, which was amended and restated in September 2001, for the exclusive US marketing, distribution and purchase option rights to Permax. These rights were obtained from Elan, a related party. At that time, Elan held an exclusive license from Lilly, the holder of the NDA for Permax, to market and distribute this product in the US. We have since exercised an option to acquire the remaining US rights. See Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions.”

      Pursuant to the distribution agreement, we paid approximately US$47.5 million to Elan in consideration for the purchase option, US$45 million of which was represented by a loan note. We also agreed to pay Elan royalties on sales, with approximately US$3.2 million of royalty payments having been made from May 2001 through December 31, 2001.

Revenue

      Revenues for the continuing business for fiscal 2001 were £36.9 million, an increase of £26.4 million from 2000. Of this increase, £18.6 million was attributable to the inclusion of seven months of Permax revenues, for which a marketing, distribution and purchase option was entered into in May 2001. In addition, for 2001, we accounted for sales from the primary care product portfolio of £11.6 million, compared to £6.8 million in 2000. This increase was driven by growth in Bontril and Phrenilin sales as well as the launch of Phrenilin with Caffeine and Codeine in the fourth quarter of 2001. As described above in “— Comparison of Fiscal Years Ended December 31, 2002 and December 31, 2001 — Revenue,” sales of Phrenilin with Caffeine and Codeine were discontinued in 2002. Overall the increase in revenues from the primary care product portfolio was attributable both to greater volumes being shipped and to price increases during 2001. Royalty revenues were £1.6 million for fiscal year 2001 compared with £1.5 million in 2000. Licensing and development fees were £1.5 million for the year compared to £0.8 million in 2000. Increases in licensing and development fees were entirely due to new fees for service contracts which were performed by our development company in Malmö, Sweden. The principal contracts completed in 2001 were with Hormos Medical Ltd. and Microdrug AG.

      The gross margin for 2001 decreased to 60% compared to 70% for 2000. This decrease was largely due to the introduction of Permax sales which had a margin of 55%. Permax made up 50% of continuing revenues. The primary care product portfolio made up 58% of total continuing revenues in 2001 and had a combined average gross margin of 72% in 2001 compared to 70% for 2000. Permax had a lower margin compared to our primary care product portfolio margins due to Permax having a comparatively higher cost of goods, which costs are determined under a contractual arrangement for the manufacture of Permax with Lilly, the NDA holder.

Operating Expenses

      Total operating expenses for the continuing business increased by 180%, or £16.6 million, in 2001 to £25.7 million. Included in selling, general and administrative expenses was an amortization charge of £12.5 million relating to the sales and marketing option element of the Permax intangible. In 2001, £32.6 million ($47.5 million) was paid towards acquiring rights in Permax, which amount was allocated into two distinct portions at December 31, 2001 based on the net present value of future cash flows:

•	an initial distribution, sales and marketing right; and

•	an exclusive option to acquire full license rights, with continuing distribution, sales and marketing rights.

      The initial sales and marketing right gave us the exclusive right to market, sell and distribute Permax from May 17, 2001 to May 16, 2002. The exclusive option to acquire continuing rights in Permax would have expired on May 16, 2002 but was exercised prior to that date. The remaining £1.7 million amortization charge at December 31, 2001 relates to seven months amortisation of the initial sales and marketing right. Excluding both elements of the amortization for the year total operating expenses increased by 45%, or £4.1 million, over 2000. This increase was largely due to the establishment of a sales and marketing office in Mill Valley, California and the recruitment of a 24 person sales force. This sales force actively markets Permax.

      Research and development expenditure decreased 16% in 2001 to £2.8 million. This was largely driven by the continued focus on fee for service contracts at our development facility in Malmö, Sweden.

Interest Income and Interest Expense

      Interest income of £0.5 million was entirely earned from cash balances held on deposit. Interest expense in 2001 of £0.3 million was accrued on the US$45 million loan from Elan, which is explained in more detail below in “— Liquidity and Capital Resources.”

Discontinued Operations

      The profit on discontinued operations in 2001 of £0.3 million includes royalties, manufacturing income and costs from transdermal contracts that were not assigned to Elan at December 31, 2000. This profit from discontinued operations also includes the release of a £0.7 million provision created at December 31, 2001 for the anticipated costs associated with the termination or assignment of these transdermal contracts.

      The profit from discontinued activities also includes a loss of £0.9 million relating to the sale of the South American transdermal business which was disposed of on November 30, 2001. The sale was made to the local management team at a purchase price of £0.3 million. The loss is primarily related to the write-off of the intellectual property rights associated with the South American business.

Critical Accounting Policies

      Our significant accounting policies are described in Note 2 to the consolidated financial statements beginning on page F-1 of this annual report. We believe our most critical accounting policies include those described immediately below.

Intangible Assets

      UK GAAP requires that we periodically evaluate acquired assets for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions, operational performance and expected cash flows from the assets. Since indications or impairments can result from events outside of our control, it can be difficult to predict when an impairment loss may occur. However, should an impairment occur, we would be required to write down the carrying value of the affected asset to its fair value and to recognize a corresponding charge to the income statement. Any such impairment may have a material adverse impact on our financial condition and results of operations.

      When we make an investment in a development product, amounts paid are capitalized and amortised immediately over the estimated life of that asset. If the intangible asset is a marketed product, the amount capitalized is reviewed for impairment by comparing the net present value of future cash flows to the carrying value of the asset.

      Long-lived assets chiefly relate to amounts capitalized in connection with acquired intangible assets. These assets are amortised over their estimated useful lives, which generally range from ten to fifteen years. Management periodically reviews the appropriateness of the remaining useful lives of its long-lived assets in the context of current and expected future market conditions. In the event that we are required to reduce our estimate of the useful lives of any of our long-lived assets, it would shorten the period over which we depreciate the affected asset and may result in a material increase of depreciation expense prospectively from the date of the change in estimate.

Revenue recognition

      We derive a significant majority of our revenues from the sale of pharmaceutical products. We recognize revenue for the invoiced value of products delivered to the customer, less applicable discounts. Our normal sales terms allow for product returns under certain conditions. We accrue for estimated sales returns and allowances and offset these amounts against revenue. We regularly review our estimates against actual returns and also factor in other variables such as planned product discontinuances and market and regulatory considerations. We record estimated sales returns as a reduction to sales, cost of sales and accounts receivable and an increase to inventory. Actual returns, as well as realized values on returned products, may differ significantly, either favourably or unfavourably, from our estimates.

      Income under license and development agreements is recognized using the lesser of non-refundable cash received or the result achieved using percentage-of-completion accounting. Milestone payments represent contingent fees due to us upon satisfaction of contractually agreed criteria. Milestone revenue is recognized when we have fulfilled our obligations under the contract, the amounts are non-refundable, and collectability is probable.

Impact of Inflation

      Although our operations are influenced by general economic trends, we do not believe that inflation had a material impact on our operations for the periods presented.

Governmental Policies

      We are not aware of any governmental, economic, fiscal, monetary or political policies that have materially affected or could materially affect, directly or indirectly, our operations or investments by US shareholders.

B.  Liquidity and Capital Resources

      We have financed our operations through cash generated from operations as well as the issuance of debt and equity securities. Over the three years ended December 31, 2002, we have received £9.2 million in cash from the issuance of shares. Over this time period we have also received £30.9 million in loans, all of which have been provided by our related party Elan.

Cash

      As of December 31, 2002, we had approximately £15.1 million (US$24.3 million) in cash. This cash has been invested primarily in US dollar denominated money market and checking accounts with financial institutions in the UK having a high credit standing. As of March 31, 2003, we had approximately US$14.2 million (£9.0 million) in cash.

      Cash flows from operations provided £3.8 million of cash for the year ended December 31, 2002 as compared to £11.7 million for the year ended December 31, 2001 and £3.5 million for the year ended December 31, 2000. Despite incurring an operating loss on continuing operations of £20.3 million in 2002, we generated cash inflows from operations of £3.8 million because of non-cash charges of £29.2 million (amortization, depreciation and impairment charges), a reduction in net working capital of £1.2 million and a offset by a non-cash foreign exchange gain of £6.3 million.

      Cash flows from investing activities used £7.1 million in cash in 2002 as compared to £33.4 million in 2001. Our principal investing activities relate to the purchase of the remaining US rights to Permax from Elan in 2002 for which $10 million out of $37.5 million was paid during 2002, the purchase of the distribution rights to Permax from Elan in 2001 for £32.3 million ($47.5 million) and the purchase of the license rights to LAX-101 in 2000 for £3.9 million, the latter being offset by net cash acquired with the return of transdermal contracts.

      Cash outflows from financing activities in 2002 were £1.8 million compared to cash inflows of £31.1 million and £6.3 million for the years ended December 31, 2001 and 2000, respectively. Net cash provided by financing activities in 2001 was largely due to the US$45 million loan provided by Elan. The 2002 purchase of the remaining US rights to Permax consisted of a non-cash movement due to the creation of a scheme of deferred payments of which $27.5 million was outstanding at the year end.

      As described in Item 4 “Information on the Company — History and Development of the Company,” we completed a private placement of 6,093,728 Ordinary Shares, raising gross proceeds of approximately £13.2 million ($21.2 million) in January 2003. As part of the private placement, we issued warrants to acquire 313,234 Ordinary Shares at an exercise price of $3.4785 per share, which warrants are exercisable between January 27, 2004 and January 26, 2008. The net proceeds of our January 2003 private placement (taking into account the cash fees of our placement agent but not our legal, travel, printing or other expenses) were approximately £12.6 million ($20.1 million). We applied a portion of these net proceeds, together with available cash reserves, to satisfy certain payment obligations to Elan. See “— Contractual Commitments,” Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions” and our financial statements beginning at page F-1 of this annual report.

Contractual Commitments

      Our major outstanding contractual commitments are comprised of loans, deferred fixed payments and royalties, in each case owing to Elan. The loans are denominated in US dollars. One loan was incurred in connection with our acquisition of the US rights to Permax. It bears interest at LIBOR plus two percent per annum and as of December 31, 2002, £26.4 million ($42.5 million) of this loan was outstanding, payable in three tranches. The first tranche of £10.9 million ($17.5 million) was due on December 31, 2002 and was paid in January 2003. A second tranche of £6.2 million ($10 million) was due in September 2003 but subsequent to the 2002 year-end has been renegotiated with a due date of September 30, 2004. The third tranche of £9.3 million ($15 million) was due in September 2004 but also subsequent to the 2002 year-end has been renegotiated with a due date of September 30, 2005. The other loan arose on the purchase of the

Carnrick line of products in 1999 and is interest free. As at December 31, 2002, £4.0 million ($6.5 million) of this loan was outstanding and is repayable in full, in either cash or our Ordinary Shares, in September 2004.

      Our deferred fixed payment obligations to Elan were incurred in connection with our acquisition of the US rights to Permax. Of these obligations, £17.1 million ($27.5 million) was outstanding at December 31, 2002, being the quarterly payment due in December 2002 of £1.55 million ($2.5 million) that was paid in January 2003 and ten future quarterly instalments of £1.55 million ($2.5 million), the last one due in September 2005. Subsequent to the year-end, two repayments of $2.5 million were made and, as a part of our re-negotiation with Elan, the commitment has been reduced by the elimination of the last three quarterly payments totalling £4.67 million ($7.5 million). For further information regarding the renegotiation of payment obligations to Elan, see Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions.”

      We were also required to pay royalties to Elan of between 3.0% and 3.5% on all of our US net sales of Permax in 2002 increasing to 10% on all of our US net sales of Permax thereafter. In addition, we have received contributions from Elan towards the cost of product returns relating to sales made prior to our acquisition of the Permax sales rights. If net sales of Permax in 2003 and 2004 exceed specified dollar amounts, we will be required to pay Elan a percentage of the amount by which net sales exceed such levels. Conversely, if net sales in 2003 and 2004 fall below the specified levels, we will be entitled to credit against future royalties payable to Elan a percentage of the amount by which net sales fall short of such levels.

      In conjunction with our private placement in January 2003, we restructured certain terms of our existing commitments to Elan and repaid certain amounts that were due to Elan. The restructuring and repayment of certain obligations to Elan are described in more detail under Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions.” In addition, as described in Item 4 “Information on the Company — History and Development of the Company” and Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions — Additional Amarin Obligations to Elan,” we have undertaken with Elan to use our commercial best efforts (subject to the fiduciary obligations of our board of directors) to sell all or substantially all of Amarin AB and/or our primary care portfolio for upfront cash consideration of a reasonable sum and as expeditiously as practicable, although we are exploring other methods of satisfying our payment obligations due Elan. We have also agreed with Elan that if, at any time and from time to time prior to our payment in full of:

•	the balance of the non-refundable sum of $30 million due Elan for the acquisition of Permax (as at March 31, 2003, $15.5 million):

•	the $6.5 million due in respect of the Carnrick line of products; or

•	the balance (as at March 31, 2003, $25 million) of the $45 million loan due Elan,

we receive financing relating to the issuance of equity securities, warrants to acquire equity securities or debt convertible into equity securities, that we will apply one-half of the net proceeds of such financing toward the payment of such obligations.

      As we have previously reported, our balance sheet as at December 31, 2002 reflects negative total shareholders’ funds. As a result, Nasdaq recently questioned whether we meet its minimum stockholders’ equity requirement for continued listing on the Nasdaq National Market. We have explained to Nasdaq that when our January 2003 private placement and restructuring of payment obligations with Elan are taken into account, we do meet Nasdaq’s minimum stockholders’ equity requirement. We have included the following information as a result of Nasdaq’s requirement that we include in our annual report a table reflecting our shareholders’ funds after giving effect to our January 2003 private placement and the restructured payment obligations to Elan. The following table sets forth our summarized balance sheet at December 31, 2002 and a summarized balance sheet adjusted to give effect to our receipt of approximately £12.6 million ($20.1 million) in net proceeds (taking into account the cash fees of our placement agent but not our legal, travel, printing or other expenses) from the completion of the private placement, the restructuring of the payment obligations to Elan and the application of the net proceeds of the private placement to certain Elan obligations. See also Item 4 “Information on the Company — History and Development of the Company,”

Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions” and Item 10 “Additional Information — Material Contracts.”

	Balance Sheet
	as at
	December 31,			Adjusted
	2002	Adjustments (1)		Balance Sheet

	(Audited)	(Unaudited) (2)		(Unaudited)
	£’000	£’000		£’000
Fixed Assets	30,959	—		30,959
Current Assets	29,565	(5,098	) (3)	24,467

Total Assets	60,524	(5,098)		55,426
Current Liabilities	(41,557)	23,913	(4)	(17,644)
Long Term Liabilities	(22,823)	(1,553	) (5)	(24,376)

Total Liabilities	(64,380)	22,360		(42,020)

Total Shareholders’ (Deficit)/Funds	(3,856)	17,262	(6)	13,406

Notes:

(1)	Only those transactions as described immediately above this table have been reflected in the adjustments above.

(2)	The US dollar to pounds sterling exchange rate as at December 31, 2002 has been applied to the adjustments. All transactions included as adjustments took place between January 16, 2003 and January 27, 2003.

(3)	The adjustment to Current Assets is represented by the following items, using exchange rates at December 31, 2002:

£’000

Gross proceeds of private placement	13,167
Issuance costs	(564)

Net proceeds of private placement	12,603
Loan, royalties and interest repayments to Elan	(17,701)

(5,098)

(4)	The adjustment to Current Liabilities is represented by the following items, using exchange rates at December 31, 2002:

£’000

Loan, royalties and interest repayments to Elan	17,701
Loan restructuring, deferred by one year	6,212

23,913

(5)	The adjustment to Long Term Liabilities is represented by the following items, using exchange rates at December 31, 2002:

£’000

Loan restructuring, deferred by one year	(6,212)
Loan forgiven by Elan	4,659

(1,553)

(6)	The adjustment to Shareholders’ (Deficit)/Funds is made up of the movements in items 3 and 5, but specifically is represented by the following items at December 31, 2002:

£’000

Nominal value of shares issued in private placement	6,094
Premium arising on shares issued	7,073

Total share proceeds from private placement	13,167
Issuance costs	(564)
Loan forgiven by Elan	4,659

17,262

      The following table summarizes our payment obligations as of March 31, 2003:

	Payments due by period in £ 000’s

		Less than
	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter

Long term debt	4,038	—	4,038	—	—	—	—
Capital lease obligations	132	12	120	—	—	—	—
Operating leases	5,073	623	623	623	613	613	1,978
Unconditional Purchase Obligations	—	—	—	—	—	—	—
Other long term obligations (Permax)	24,846	6,212	9,317	9,317	—	—	—

Total	34,089	6,847	14,098	9,940	613	613	1,978

      We will not incur any capital commitments relating to Zelapar unless and until we exercise our option relating to this product. The option does not expire until a period of time after the FDA grants approval of the NDA for Zelapar, which is not expected to occur, if at all, before the second half of 2003. If we exercise the option, we would be required to make an initial payment of approximately US$10 million to Elan upon the closing of the exercise of the option. The option agreement, as amended in January 2003, provides for three additional milestone payments aggregating US$47.5 million, contingent on achieving certain revenue levels, with a final milestone of US$15 million payable eight years from exercise of the option. The final payment is subject to certain extension rights, and is also subject to certain reductions based on prior royalty payments made by us to Elan. If we acquire the rights to Zelapar, Elan would be entitled to reclaim those rights under certain circumstances involving a breach by us of our obligations to the Elan group of companies or our insolvency. Also under the option agreement, as amended in January 2003, we have agreed to pay approved reasonable and verifiable out-of-pocket costs incurred by Elan after December 31, 2002 in respect of any further development costs relating to Zelapar. One half of such costs paid by us will be credited (up to a maximum of US$5 million) against the US$17.5 million first milestone payable under the option agreement. We would also be required to make royalty payments to Scherer and Elan based on net sales of Zelapar in the US. If exercised, consummation of the option would be subject to customary closing conditions, including approval under the US Hart-Scott-Rodino Antitrust Improvements Act. See Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions.”

      There are no capital commitments relating to the LAX-101 development project. However, we will be required to issue additional Ordinary Shares and make royalty payments on future sales of LAX-101, subject to the achievement of milestones in the agreement.

      As indicated in Item 4 “Information on the Company — History and Development of the Company,” we have entered into an agreement with F. Hoffmann — La Roche Ltd. and Hoffmann — La Roche Inc. to acquire rights to a Parkinson’s disease product, which acquisition is contingent on a number of conditions, including our having sufficient funds on-hand. If completed, we would be required to make an upfront payment of US$12.5 million and subsequent milestone payments as described in the agreement.

General

      We have evaluated our anticipated cash flow through April 30, 2004, based on our current estimates of future sales, payment obligations and trends in trading performance since the end of 2002. Based on our anticipated cash flow and our cash balances as at March 31, 2003, we estimate that we can fund our operations and meet our obligations through at least April 30, 2004. However, due to competition from generic products, sales of Permax are declining significantly. See Item 4 “Information on the Company — Business Overview — Our Parkinson’s Disease Strategy.” If, due to declining sales or other factors, we are unable to generate sufficient cash flow, we will need to seek other financing alternatives to meet our operating expenses and other obligations, including our payment obligations for Permax. A failure to do so would have serious consequences to us, including the possibility of a default in our payment obligations (which could lead to a forfeiture of our rights to market Permax).

      In addition, we will need to raise additional funds, through equity, debt or other forms of fundraising or the disposal of assets, to repay the $6.5 million loan due Elan which falls due in September 2004 and the $45 million loan due Elan ($25 million remaining as at February 28, 2003), $10 million of which falls due on September 30, 2004 and $15 million of which falls due on September 30, 2005.

      Any acquisition of additional products, including an exercise of our option to acquire the US rights to Zelapar, would also require funding, which could take the form of an equity offering, debt issuance or other form of financing.

      We are currently investigating our financing options and we may seek to raise additional capital through further public or private equity offerings, additional debt financing, asset dispositions or other forms of financing. No assurance can be given that additional financing will be available when needed or that, if available, will be obtainable on favourable terms. In addition, as indicated in “— Contractual Commitments” above, we have agreed with Elan to apply one-half of the net proceeds of equity-related financings toward certain obligations that we owe Elan. Our ability to raise such finance will be dependent upon numerous factors, including our financial condition, the market price of our ADSs and general market conditions.

      If adequate funds are not available when needed, or if we are unable to enter into new revenue-generating commercial agreements, we may be forced to seek renegotiation of the payment terms of our related party debt or the terms of our payments relating to Permax, forego further product development acquisitions and dispose of assets. Our failure to do so, or any consequential loss of our rights to Permax or other products, would have a material adverse impact on our financial condition and results of operations and could lead to a possible delisting of our ADSs on Nasdaq and the need to reevaluate our ability to continue as a going concern.

C.  Research and Development

      To date we have managed development risk by structuring agreements such that our development partners incur the cost of research and development activities for products we license from them. The exceptions are in our Swedish facility, where development costs are incurred on a contract basis in return for fees and/or milestones and under our agreement with Elan regarding Zelapar. Under that agreement, approved reasonable and verifiable out of pocket cost incurred after December 31, 2002 are shared. See Item 4 “Information on the Company — Business Overview — Our Parkinson’s Disease Strategy — Zelapar. Research and development costs are written off as they are incurred, except as indicated in Note 2 to the consolidated financial statements beginning on page F-1 of this annual report. Research and development expenditure can be summarized as follows:

Year	Expenditure

(£’000)
2002	3,859
2001	3,147
2000	3,846

D.  Trend Information

      Revenues from Permax have been in decline since year-end, due to the impact of the generic version launched in December 2002 and the change (and the circumstances surrounding the change) to the Permax label to include the potential risk of valvular heart disease. See Item 3 “Key Information — Risk Factors — Our products may not be able to compete effectively against those of our competitors” and “— We are subject to continuing potential product liability.” See also Item 4 “Information on the Company — Business Overview — Our Parkinson’s Disease Strategy — Permax.” For the first two months of 2003, total prescriptions of Permax have fallen by approximately 40% when compared to the comparable period of the year 2002, which is at the higher end of our range of our expectations. Total prescriptions for Bontril, Phrenilin and Motofen are down 4%, down 22% and level, respectively, for the first two months of 2003 compared to the same period of 2002. Price increases since year-end have varied across the product range and are broadly in line with prior years. Due to the impairment charge to the Permax intangible in 2002, the corresponding amortisation charged to the income statement will be lower in 2003 compared to 2002. We continue to pursue new products to market in the US although we will need to raise additional capital to fund any product acquisition.

Item 6     Directors, Senior Management and Employees

A.  Directors and Senior Management

      The following table sets forth certain information regarding our officers and directors. A summary of the background and experience of each of these individuals follows the table.

Name	Age	Position

Thomas G. Lynch	46	Chairman and Non-Executive Director
Richard A. B. Stewart	44	Chief Executive Officer and Director
Michael D. Coffee	57	President, Chief Operating Officer and Director
John Groom	64	Non-Executive Director
Anthony Russell-Roberts	59	Non-Executive Director
James C. Gale	53	Non-Executive Director
William Mason	51	Non-Executive Director
Hubert Huckel	72	Non-Executive Director
Ian R. Garland	37	Chief Financial Officer
Donald R. Joseph	49	Executive Vice President, Commercial Development
Jonathan Lamb	35	General Counsel and Company Secretary
Stefan Ohlsson	47	Managing Director Amarin AB
Darren Cunningham	30	Executive Vice President of Strategic Development

      Mr. Thomas Lynch joined us on January 21, 2000 as Chairman and Non-Executive Director. Mr. Lynch is currently senior advisor to the Chairman of Elan Corporation plc and previously worked at Elan Corporation plc. While there, he had a number of roles including Vice Chairman, Executive Vice President, Chief Financial Officer and Director. Prior thereto, Mr. Lynch was a partner in the international accounting firm of KPMG, where he specialized in the provision of international corporate financial services. Mr. Lynch is also a director of IDA Ireland (an Irish governmental agency) and Icon plc.

      Mr. Richard Stewart joined us in November 1998 as our President and Chief Operating Officer. Prior to joining us, Mr. Stewart was responsible for corporate strategy as Corporate Development Director of SkyePharma plc, having previously been their Finance Director. He holds a B.S. in business administration from the University of Bath, School of Management. Mr. Stewart joined our board of directors on November 23, 1998.

      Mr. Michael Coffee, then an employee of Elan Pharmaceuticals North America, was assigned by Elan in January 2001 to serve as our President and Chief Operating Officer. He became a full time employee of our’s in those capacities as of January 1, 2002. Mr. Coffee was elected as a director in 2001. Prior to working for us Mr. Coffee had held the position of President and Chief Operating Officer of Elan Pharmaceuticals North America since August 1998. Formerly, he was President and Chief Operating Officer of Athena Neurosciences, Inc. He joined Athena in 1991 as Vice President of Marketing and Sales. Mr. Coffee is a board member of Salu, Inc.

      Mr. John Groom joined us as a Non-Executive Director on May 29, 2001. Mr. Groom served as President and Chief Operating Officer of Elan Corporation plc from July 1996 until his retirement in January 2001. Mr. Groom continues to serve Elan in an advisory capacity. Mr. Groom was President, Chief Executive Officer and Director of Athena Neurosciences, Inc. prior to its acquisition by Elan in 1996. Mr. Groom serves on the board of directors of Ribozyme Pharmaceuticals, Inc., CV Therapeutics Inc. and Ligand Pharmaceuticals Incorporated.

      Mr. Anthony Russell-Roberts joined us as a Non-Executive Director on April 7, 2000. He has held the position of Administrative Director of The Royal Ballet at the Royal Opera House since 1983. Prior to that, he was Artistic Administrator of the Paris Opera from 1981 after five years of work in the lyric arts in various theatres. Mr. Russell-Roberts’ earlier business career started as a general management trainee with Watney Mann, which was followed by eight years with Lane Fox and Partners, as a partner specializing in commercial property development. He holds an M.A. degree in Politics, Philosophy, and Economics from Oxford University.

      Mr. James Gale joined us as a Non-Executive Director on June 16, 2000. Mr. Gale is currently a Managing Director of Sanders Morris Harris and is the current Chief Investment Officer of Corporate Opportunities Fund, L.P. and Corporate Opportunities Fund (Institutional), L.P. Prior to joining Sanders Morris Harris in September 1998, Mr. Gale was head of investment banking for Gruntal & Co., LLC. Mr. Gale received an MBA from the University of Chicago and serves on the board of directors of Latshaw Enterprises Inc., Relm Wireless Corporation Research Technologies, Inc and Catalyst Pharmaceutical Partners, Inc.

      Dr. William Mason was appointed as a Non-Executive Director on July 19, 2002. Dr. Mason is an entrepreneur with a strong scientific background in healthcare and life sciences. He received his doctorate in physiology from Trinity College, Cambridge in 1977. For twenty years Dr. Mason led a public and industry-funded programme of neuroscience-focused medical research using cellular and molecular genetics, advanced computing and engineering technology for the visualisation of chemical events in biological cells and high throughput drug discovery. During this time, Dr. Mason also played an active part as a member of the Advisory Council on Science and Technology in the UK Cabinet Office of HM Government focused on changes to the educational system to effect the development of a more highly qualified scientific and technical manpower base in the UK. He also founded three successful high technology companies. Currently, Dr. Mason is Chairman of Cytomyx plc (AIM: CYX), Biotrin plc, Cytocell and Team Consulting, a board director of Teraview and Acaris Healthcare Solutions plc and an Advisory Board Member of Cambridge Gateway Fund.

      Dr. Hubert Huckel joined us as a Non-Executive Director on June 16, 2000. From 1964 until his retirement in December 1992, Dr. Huckel served in various positions with the Hoechst Group. At the time of his retirement, he was Chairman of the Board of Hoechst-Roussel Pharmaceuticals, Inc., Chairman and President of Hoechst-Roussel Agri-Vet Company and a member of the Executive Committee of Hoechst Celanese Corporation. He currently serves on the boards of directors of Titan Pharmaceuticals Inc., Thermogenesis Corporation, Hydromed Sciences Inc. and Catalyst Pharmaceutical Partners, Inc.

      Mr. Ian Garland joined us as Chief Financial Officer in March 2003. Mr. Garland joined Amarin from Celltech Group PLC, the UK’s largest bio-pharmaceutical company, where since 1999 he had run their US specialty pharmaceutical operations reporting to the UK based global Pharmaceuticals Chief Executive. Mr. Garland joined Celltech US in 1997 as Chief Financial Officer. Prior to his position at Celltech, Mr. Garland was a Finance Director at Pepsi Cola International in New York. Mr. Garland is a chartered accountant and spent seven years with KPMG in London specialising in pharmaceuticals.

      Mr. Donald Joseph joined us in July 2001 as Executive Vice President, Commercial Development. Mr. Joseph operates in a similar capacity for Amarin Pharmaceuticals, Inc. Prior to joining us Mr. Joseph served as Senior Vice President, Commercial and Legal Affairs for North America at Elan Pharmaceuticals, Inc. Mr. Joseph joined Athena Neurosciences Inc. in 1994 having previously been a partner in the San Francisco office of Baker & McKenzie, an international law firm, where he specialized in corporate and business law.

      Mr. Jonathan Lamb joined us in February 2002 as General Counsel and Company Secretary. Mr. Lamb joined us from Shire Pharmaceuticals Group plc, where he served in Shire’s legal division. Prior to his position in Shire, Mr. Lamb was a partner at Gosschalks, an English firm of solicitors, where he specialized in corporate and business law. In this capacity he provided advice and legal services to several clients in the pharmaceutical and biotechnology sectors.

      Dr. Stefan V. Ohlsson was appointed as Managing Director of Amarin AB on August 12, 2002. Dr. Ohlsson is based at Amarin AB’s headquarters in Malmö, Sweden. Dr. Ohlsson has extensive experience in the pharmaceutical industry, including development, marketing and project management. His most recent position was with AstraZeneca as a Global Development Director.

      Mr. Darren Cunningham joined us on secondment from Elan in August 2001 and was appointed as our Executive Vice President of Strategic Development in September 2002. Prior to joining Amarin, Mr. Cunningham worked for Elan as manager of Strategic Planning. Mr. Cunningham is a member of the Institute of Chartered Accountants (Ireland) and trained at Price Waterhouse in Dublin.

      Mr. Nigel Bell, our previous Chief Financial Officer, resigned effective December 1, 2002, for personal reasons involving his desire to eliminate commuting from London to his residence in Dublin, Ireland. However, Mr. Bell has agreed to continue on a consultancy basis with us until December 2003.

      There is no family relationship between any director or executive officer and any other director or executive officer.

      Corporate Opportunities Fund, L.P. and Corporate Opportunities Fund (Institutional), L.P. had a contractual right to appoint a designee to our board of directors. This right has now lapsed, as the number of shares held by the funds has fallen below certain required levels. Before such designation rights lapsed, James Gale was appointed as the designee of the funds and presently continues to serve on our board of directors.

      In conjunction with our private placement of 6,093,728 Ordinary Shares in January 2003, we agreed to nominate a designee of Essex Woodlands Health Ventures Fund V, LP, one of the investors in the private placement, for a seat on our board of directors at our next annual general meeting of shareholders.

B.  Compensation

General

      Our directors who serve as officers or employees receive no compensation for their service as members of our board of directors. Directors who are not officers or employees receive £25,000 per annum and such options to acquire Ordinary Shares for their service as non-executive members of the board of directors as the remuneration committee of the board of directors may from time to time determine. Thomas Lynch and John Groom have to date waived their right to non-executive directors’ fees. Additionally, Thomas Lynch has to date waived all of his rights with respect to option grants to non-executive directors that were proposed for him.

      For the year ended December 31, 2002, all of our directors and senior management as a group received total compensation of £1.51 million. In addition, directors and senior management were issued options to purchase a total of 919,587 Ordinary Shares. See “— Share Ownership” below for the specific terms of the options held by each director and officer.

      There are no sums set aside or accrued by us for pension, retirement or similar benefits although we do make contributions to certain of our employees’ and officers’ pensions during the term of their employment with us.

The Amarin Corporation plc 2002 Stock Option Plan

      The Amarin Corporation plc 2002 Stock Option Plan came into effect on January 1, 2002. The term of the plan is ten years, and no award shall be granted under the plan after January 1, 2012.

      The plan is administered by the remuneration committee of our board of directors. A maximum of two million Ordinary Shares may be issued under the plan. Employees, officers, consultants and independent contractors are eligible persons under the plan. The remuneration committee may grant options to eligible persons. In determining which eligible persons may receive an award of options and become participants in the plan, as well as the terms of any option award, the remuneration committee may take into account the nature of the services rendered to us by the eligible persons, their present and potential contributions to our success or such other factors, as the remuneration committee, in its discretion, shall deem relevant.

      Two forms of options may be granted under the plan: incentive stock options and non-qualified stock options. Incentive stock options are options intended to meet the requirements of Section 422 of the US Internal Revenue Code of 1986, as amended. Non-qualified stock options are options which are not intended to be incentive stock options.

      As a condition to the grant of an option award, the recipient and us shall execute an award agreement containing such restrictions, terms and conditions, if any, as the remuneration committee may require. Option awards are to be granted under the plan for no cash consideration or for such minimal cash consideration as may be required by law. The exercise price of options granted under the plan shall be determined by the remuneration committee, however the plan provides that the exercise price shall not be less than 100% of the fair market value, as defined under the plan, of an Ordinary Share on the date that the option is granted. The consideration to be paid for the shares under option shall be paid at the time that the shares are issued. The term of each option shall end ten years following the date on which it was granted. The remuneration committee may decide from time to time whether options granted under the plan may be exercised in whole or in part.

      No option granted under the plan may be exercised until it has vested. The remuneration committee will specify the vesting schedule for each option when it is granted. If no vesting schedule is specified with respect to a particular option, then the vesting schedule set out in the plan will apply so that 33% of the total number of Ordinary Shares granted under the option shall vest on the first anniversary of the date that the option was granted, a further 33% shall vest on the second anniversary and the remaining 34% shall vest on the third anniversary.

      The plan provides that the vesting of options shall be accelerated if we undergo a change of control and at the discretion of the remuneration committee. In the event of an offer to acquire all of our issued share capital or the acquisition of all of our issued share capital in other specified circumstances, the option holder may release its option in return for the grant of a new option over shares in the acquiring company.

      If a participant’s continuous status as an employee or consultant, as defined under the plan, is terminated for cause then his or her options shall expire immediately. If such status is terminated due to death or permanent disability and if options held by the participant have vested and are exercisable, they shall remain exercisable for twelve months following the date of the participant’s death or disability.

      No option award, nor any right under an option award, may be transferred by a participant other than by will or by the laws of descent as specifically set out in the plan. Participants do not have any rights as a shareholder of record in us with respect to the Ordinary Shares issuable on the exercise of their options until a certificate representing such Ordinary Shares registered in the participant’s name has been delivered to the participant.

      The plan is governed by the laws of England.

The Ethical Holdings 1997 Company Share Option Plan and the Ethical Holdings 1999 Discretionary Share Option Scheme

      The Ethical Holdings 1997 Company Share Option Plan and the Ethical Holdings 1999 Discretionary Share Option Scheme were adopted by us on June 4, 1997 and December 3, 1999, respectively. The terms of these plans are ten years from the date of adoption and no award shall be granted under either plan after this ten-year period.

      These plans are administered by the remuneration committee of our board of directors. Options have been issued to full time employees and directors who are eligible persons under the plans. The remuneration committee no longer grants options under these plans with new options only being granted under the Amarin Corporation plc 2002 Stock Option Plan described under “— The Amarin Corporation plc 2002 Stock Option Plan” above.

      Option awards under these plans were granted for no cash consideration. The exercise price of options granted under each plan was determined by the remuneration committee, however, each plan provides that the exercise price shall not be less than 100% of the fair market value, as defined under the plan, of an Ordinary Share on the date that the option is granted. The consideration to be paid for the shares under option shall be paid at the time that the shares are issued. The term of each option ends ten years following the date on which it was granted. The remuneration committee may decide from time to time whether options granted under these plans may be exercised in whole or in part.

      No option granted under these plans may be exercised until it has vested. The remuneration committee specified the vesting schedule for each option when granted. If no vesting schedule was specified with respect to a particular option, then the vesting schedule set out in the plans applied so that the total number of Ordinary Shares granted under the option shall vest on the third anniversary of the date that the option was granted.

      The plans provide that the vesting of options shall be accelerated if we undergo a change of control, in the event of death, injury, disability, pregnancy, retirement or redundancy and at the discretion of the remuneration committee. In the event of an offer to acquire all of our issued share capital or the acquisition of all of our issued share capital in other specified circumstances, the option holder may release its option in return for the grant of a new option over shares in the acquiring company.

      If a participant’s continuous status as an employee, as defined under the plans, is terminated for cause then his or her options shall expire immediately. If such status is terminated due to injury, disability, pregnancy, retirement or redundancy then his or her options remain exercisable for six months and if such status is terminated due to death then his or her options remain exercisable for twelve months following the date of the participant’s death.

      The plans are governed by the laws of England.

C.  Board Practices

General

      Mr. Coffee, an executive director is entitled to receive certain severance benefits on termination of his employment with us, on a change of control or on a relocation of our US headquarters outside a certain radius of our current offices in Mill Valley, San Francisco. These benefits include

•	a lump sum severance payment of twelve months’ salary, plus an additional month for each year or part year of service, up to a maximum total payment of eighteen months;

•	outplacement assistance;

•	a prorated bonus payment for that year;

•	a continuation of payment of his employee portion of any COBRA benefits; and

•	accelerated vesting of unvested stock options held.

      No other director has a service contract providing for benefits upon the termination of service or employment.

      Our articles of association stipulate that the minimum number of directors shall be two and the maximum number shall be fifteen. We presently have eight directors. Directors may be elected by the shareholders at a general meeting or appointed by the board of directors. If a director is appointed by the board of directors, that director must stand for election at our subsequent annual general meeting. At each annual general meeting, one-third of our directors must retire and either stand, or not stand, for re-election. In determining which directors shall retire and stand, or not stand, for re-election, first, we include any director who chooses to retire and not face re-election and second, we choose the directors who have served as directors for the longest period of time since their last election.

      At the annual general meeting for 2003, Messrs. Huckel, Groom and Gale will retire by rotation, and each is expected to offer himself for re-election. Assuming no directors choose to retire and not stand for re-election at the annual general meetings in 2004 and 2005, we would expect Messrs. Coffee, Mason and Russell-Roberts to retire and stand for re-election at the 2004 annual general meeting and Messrs. Stewart, Lynch and Huckel to retire and stand for re-election at the 2005 annual general meeting. See — “Directors and Senior Management” above for details on when each of our directors joined our board of directors.

Audit Committee

      The audit committee of the board of directors comprises three of our non-executive directors and meets, as required, to review the scope of the audit and audit procedures, the format and content of the audited financial statements and the accounting principles applied in preparing the financial statements. The audit committee also reviews proposed changes in accounting policies, recommendations from the auditors regarding improving internal controls and the adequacy of resources within the accounting function.

      The audit committee currently comprises the following directors:

•	Mr. James Gale (Chairman);

•	Mr. Anthony Russell-Roberts; and

•	Dr. William Mason.

Remuneration Committee

      The remuneration committee of the board of directors comprises three of our non-executive directors. The remuneration committee’s primary responsibility is to approve the level of remuneration for executive directors. It may also grant options under our share option schemes to employees and executive directors and must approve any service contracts for executive directors and key employees. Non-executive directors’ remuneration is determined by the full board of directors.

      The remuneration committee currently comprises the following directors:

•	Mr. Anthony Russell-Roberts (Chairman);

•	Dr. Hubert Huckel; and

•	Mr. Thomas Lynch.

D.  Employees

      The average number of employees employed by us during each of the past three financial years are detailed below:

Employment activity	12/31/2002	12/31/2001	12/31/2000

Marketing and Administration	58	30	16
Clinical and Regulation	6	7	6
Research and Development	24	29	27
Computing	2	2	2
Laboratory	16	16	14

Total	106	84	65

      The average number of employees employed by us by geographical region for the financial year ended December 31, 2002 is set forth below:

Number of
Country	Employees

UK	7
Sweden	48
US	51

Total	106

E.  Share Ownership

      The beneficial interests of those persons who were our directors or officers at March 31, 2003, including their spouses and children under eighteen years of age, in our Ordinary Shares are presented in the table below. See also “— Compensation — The Amarin Corporation plc 2002 Stock Option Plan” and “— The Ethical Holdings 1997 Company Share Option Plan and the Ethical Holdings 1999 Discretionary Share Option Scheme.”

		Options			Ordinary
		Outstanding			Shares or
		to Acquire			ADS	Percentage of
		Number of			Equivalents	Outstanding
		Ordinary	Date of Grant	Exercise Price per	Beneficially	Share
Director/ Officer	Note	Shares	(dd/mm/yy)	Ordinary Share	Owned	Capital**

M. D. Coffee	1	200,000	02/07/01	$10.00	*	*
	2	66,000	23/01/02	$17.65
	2	13,320	19/07/02	$3.46
	2	66,000	06/11/02	$3.10
J. C. Gale	2	15,000	23/01/02	$17.65	*	*
	2	15,000	06/11/02	$3.10
J. Groom	2	15,000	23/01/02	$17.65	*	*
	2	15,000	06/11/02	$3.10
H. E. Huckel	3	10,000	19/02/01	$6.12	*	*
	2	15,000	23/01/02	$17.65
	2	15,000	06/11/02	$3.10
T. G. Lynch	-	0	—	—	*	*
W. Mason	2	15,000	06/11/02	$3.10	*	*
A. Russell-Roberts	3	10,000	07/04/00	$3.00	*	*
	3	10,000	19/02/01	$6.12
	2	15,000	23/01/02	$17.65
	2	15,000	06/11/02	$3.10
R. A. B. Stewart	4	350,000	23/11/98	$5.00	410,000	2.06%
	2	150,000	23/01/02	$17.65
	2	150,000	06/11/02	$3.10
D. Cunningham	2	60,000	19/07/02	$3.46	*	*
	2	40,000	24/02/03	$3.17
I. R. Garland	2	200,000	03/03/03	$2.84	*	*

		Options			Ordinary
		Outstanding			Shares or
		to Acquire			ADS	Percentage of
		Number of			Equivalents	Outstanding
		Ordinary	Date of Grant	Exercise Price per	Beneficially	Share
Director/ Officer	Note	Shares	(dd/mm/yy)	Ordinary Share	Owned	Capital**

D. R. Joseph	1	100,000	02/07/01	$10.00	*	*
	2	33,000	23/01/02	$17.65
	2	6,600	19/07/02	$3.46
	2	33,000	06/11/02	$3.10
J. S. Lamb	2	80,000	18/02/02	$13.26	*	*
	2	26,667	06/11/02	$3.10
	2	65,933	24/02/03	$3.17
S. Ohlsson	2	100,000	05/09/02	$2.78	*	*

Notes:

(1)	These options became exercisable as to one third on each of the date of grant, the first anniversary and the second anniversary of the date of grant and remain exercisable for a period of ten years from the date of grant.

(2)	These options are exercisable as to one third on each of the first, second and third anniversaries of the date of grant and remain exercisable for a period ended on the tenth anniversary of the date of grant.

(3)	These options are currently exercisable and remain exercisable until ten years from the date of grant.

(4)	When granted these options were to become exercisable in tranches upon the price of our Ordinary Shares achieving certain pre-determined levels. By resolution of the board of directors of January 21, 2000, options to acquire 100,000 of these Ordinary Shares became exercisable immediately at an exercise price of US$0.50 per Ordinary Share and remain exercisable until 54 months from the date of grant. On February 9, 2000, our remuneration committee approved the repricing of the remaining options to an exercise price of US$5.00 per Ordinary Share, exercisable immediately and lapsing ten years from the date of grant.

*	Less than one percent of our outstanding share capital at March 31, 2002.

**	This information is based on 17,931,886 Ordinary Shares outstanding as of March 31, 2003, outstanding warrants to purchase 30,000 Ordinary Shares as of March 31, 2003, which warrants are exercisable on or before June 23, 2003 and outstanding options to purchase 1,920,013 Ordinary Shares, which options are exercisable on or before June 23, 2003. This information does not take into account the warrants to purchase 313,234 Ordinary Shares issued in March 2003 in connection with our January 2003 private placement, which are not exercisable before January 27, 2004.

Item 7     Major Shareholders and Related Party Transactions

A.  Major Shareholders

      The following table sets forth to the best of our knowledge certain information regarding the ownership of our Ordinary Shares at March 31, 2003 by each person who is known to us to be the beneficial owner of more than five percent of our outstanding Ordinary Shares, either directly or by virtue of ownership of ADSs.

	Number of
	Ordinary Shares or	Percentage of
	ADS Equivalents	Outstanding Share
Name of Owner (1)	Beneficially Owned	Capital (2)

Elan Corporation plc and its subsidiaries	4,653,819	23.41%
Essex Woodlands Health Venture Fund V, LP s	2,012,361	10.12%
Horizon Waves & Co. as nominee for the Smith Barney Fundamental Value Fund (3)	1,779,145	8.95%
Simon G. Kukes (4)	1,248,145	6.28%

Notes:

(1)	Unless otherwise noted, the persons referred to above have sole investment power.

(2)	This information is based on 17,931,886 Ordinary Shares outstanding as of March 31, 2003, outstanding warrants to purchase 30,000 Ordinary Shares as of March 31, 2003, which warrants are exercisable on or before June 23, 2003 and outstanding options to purchase 1,920,013 Ordinary Shares, which options are exercisable on or before June 23, 2003. This information does not take into account the warrants to purchase 313,234 Ordinary Shares issued in March 2003 in connection with our January 2003 private placement, which are not exercisable before January 27, 2004.

(3)	Includes 888,140 ADSs held by Smith Barney Fund Management Inc. and 28,565 ADSs held by Citigroup Global Markets Inc. (formerly known as Salomon Smith Barney Inc.), which are subsidiaries of Citigroup Inc. and therefore Citigroup Inc. may be deemed to be the beneficial owners of these securities. The Smith Barney Fundamental Value Fund is a mutual fund controlled by Citigroup Inc.

(4)	Includes 657,995 ADSs of which Simon and Clara Kukes are the registered holders.

      During the past three years ended March 31, 2003, Elan’s percentage of our outstanding Ordinary Shares has decreased from a high of 42.3% to the current 23.41% as we have issued more shares as the result of:

•	two private placements of Ordinary Shares on June 16, 2000 and January 17, 2003;

•	issuances of Ordinary Shares related to Ordinary Share option exercises;

•	the issuance of 650,797 Ordinary Shares to Laxdale as part of the agreement with Laxdale in November 2000 for the licensing of the US rights of LAX-101 to us; and

•	the conversion of 4,129,819 Preference Shares held by Elan into 4,129,819 Ordinary Shares by the conversion of 2,129,819 Preference Shares in March 2002 and 2,000,000 Preference Shares in February 2003.

      At March 31, 2003 and following Elan’s most recent conversion of 2,000,000 Preference Shares into 2,000,000 Ordinary Shares, we have no Preference Shares outstanding.

      Essex Woodlands Health Ventures Fund V, LP acquired its entire shareholding as part of its participation in the private placement of 6,093,728 Ordinary Shares on January 17, 2003. In conjunction with the private placement, we agreed to nominate a designee of Essex for a seat on our board of directors at our next annual general meeting of shareholders.

      Except for the board designee nomination right of Essex discussed above, none of the above shareholders has voting rights that differ from those of our other shareholders.

      The total number of ADSs outstanding as of March 31, 2003 was 6,698,920. The ADSs represented approximately 37% of the issued and outstanding Ordinary Shares as of such date. As at March 31, 2003, to the best of our knowledge, US shareholders constituted approximately 30.5% of the holders of our Ordinary Shares and approximately 97% of the beneficial holders of our ADSs.

B.  Related Party Transactions

      During the year ended December 31, 2002, and subsequent to the year-end, we entered into certain contracts with Elan, which is a significant shareholder. Our directors consider that transactions with Elan have been entered into on an arms length basis. Details of transactions involving Elan are given below.

Acquisition of Rights to Permax

      We exercised our purchase option to acquire, and completed the acquisition of, the remaining US rights to Permax from Elan in March 2002. Following the close of the transaction, we replaced Elan as Lilly’s exclusive licensee for Permax in the US. We obtained the purchase option as a part of our marketing, sales and distribution agreement with Elan entered into in May 2001.

      We made an initial payment of US$47.5 million to Elan (of which $45 million was represented by a loan note) and have to date made further deferred payments totalling US$15 million. Following our private placement and restructuring of obligations to Elan in January 2003, we are required to make a further six quarterly payments of US$2.5 million over the next eighteen months and owe $10 million due on September 30, 2004, followed by $15 million due on September 30, 2005. In addition, we were required to pay royalties to Elan of between 3.0% and 3.5% on all of our US net sales of Permax in 2002 and are required to pay royalties to Elan of 10% on all of our US net sales of Permax thereafter. In addition, we have received contributions from Elan towards the cost of product returns relating to sales made prior to our acquisition of the Permax sales rights. If net sales of Permax in 2003 and 2004 exceed specified dollar amounts, we will be required to pay Elan a percentage of the amount by which net sales exceed such levels. Conversely, if net sales in 2003 and 2004 fall below the specified levels, we will be entitled to credit against future royalties payable to Elan a percentage of the amount by which net sales fall short of such levels. See Item 4 “Information on the Company — Business Overview — Our Parkinson’s Disease Strategy — Permax.”

Restructuring of Elan Loan

      In July 2002 we restructured our US$45 million loan from Elan originally scheduled for repayment in full on September 30, 2002. Under the revised payment schedule, the loan was to be repaid in four instalments of US$2.5 million, US$17.5 million, US$10 million and US$15 million, beginning in the third quarter of 2002. The loan was incurred in 2001 as part of our acquisition of marketing and purchase option rights to Permax. These loan obligations were further restructured in January 2003. See — “Restructuring of Elan Obligations.”

Restructuring of Elan Obligations

      In conjunction with the closing of the private placement on January 27, 2003, we restructured certain of the debt and milestone payments due or potentially due to Elan as indicated below.

Loan Agreement

      We paid $2,459,880 in cash out of our cash reserves to Elan Pharma International Limited as interest accrued on our loan from Elan to January 16, 2003. Our loan agreement with Elan was varied so that the instalments of the loan were rescheduled as follows:

•	the $10 million due and payable on September 30, 2003, together with accrued interest, became due and payable on September 30, 2004; and

•	the $15 million due and payable on September 30, 2004, together with accrued interest, became due and payable on September 30, 2005.

      In accordance with the terms of the loan agreement, on January 16, 2003 we paid $17.5 million to Elan that was previously due on December 31, 2002.

Permax

      We paid $8,641,387 to Elan in discharge of the current outstanding balance relating to Permax inventory, royalties and a $2.5 million quarterly instalment of deferred consideration.

      The Amended and Restated Distribution and Option Agreement, dated September 28, 2001, between Elan Pharmaceuticals, Inc. and us was amended so that the deferred consideration for Permax payable by way of quarterly instalments of $2.5 million was reduced by $7.5 million. See Item 4 “Information on the Company — Business Overview — Our Parkinson’s Disease Strategy — Permax.”

Zelapar

      The option agreement dated June 18, 2001 and made between us and Elan Pharma International Limited was amended so that the first sales milestone payable by us to Elan Pharma International Limited became $17.5 million rather than $12.5 million. We also agreed to pay approved reasonable and verifiable out-of-pocket costs incurred by Elan after December 31, 2002 in respect of any further development costs incurred for Zelapar. One-half of our or Elan Pharma International Limited’s out of pocket costs paid by us under this arrangement will be credited (up to $5 million) against the $17.5 million first milestone payable under the option agreement.

      The option agreement was varied so that Elan Pharma International Limited shall be at liberty to reclaim the rights to Zelapar where such rights have been previously transferred to us if we either:

•	materially breach the terms of any agreement between us and Elan and we fail to remedy such breach within 90 days of receiving written notice of such breach; or

•	become insolvent.

      The option agreement was also varied so that we are at liberty to defer $8 million of the $10 million payable by us on closing of the option to a period not later than the later of the exercise of the option and September 30, 2003. In consideration of such deferral, we are obligated to pay $2.25 million to Elan Pharma International Limited upon closing of the option to make a total option payment of $10.25 million rather than $10 million as had previously been the case. Alternatively, we can pay $10 million on closing of the option as had previously been the case. This variation had been sought by us to provide us with more flexibility going forward.

Elan Equity Stake in Amarin

      In March 2002, Elan converted 2,129,819 Preference Shares into an equivalent number of Ordinary Shares. Effective February 2003, Elan converted its remaining 2,000,000 Preference Shares into 2,000,000 Ordinary Shares. Elan has the right to include these Ordinary Shares, together with its remaining 2,653,819 Ordinary Shares and ADSs, in a registration statement filed by us.

      Elan agreed with us that until October 1, 2003, it would not sell, transfer or otherwise dispose of any of the Ordinary Shares, ADSs or Preference Shares currently held by it; provided that Elan is not prevented from:

•	converting Preference Shares into Ordinary Shares;

•	accepting any offer made to all holders of our Ordinary Shares to acquire all or part of our issued Ordinary Share capital;

•	transferring any securities to a subsidiary or holding company of such shareholder; or

•	selling Ordinary Shares or ADSs where the purchaser enters into a written agreement confirming its intention to hold such Ordinary Shares for a period ending not earlier than September 30, 2003 and the per share sale price of such Ordinary Shares is not less than 90% of the closing sale price of our ADS’s on the Nasdaq National Market for the five trading days immediately prior to the date of such sale.

      Elan has additional registration rights which are based on rights it acquired in 1998. These include the right to demand further registrations of its Ordinary Shares and ADSs. Such a registration may, at Elan’s request, involve an underwritten offering, which Elan could commence at any time after January 1, 2004 if it includes in such offering at least 1,000,000 Ordinary Shares and ADSs and determines in good faith that such an underwritten offering is in its best economic interest.

      The Carnrick loan may be repaid in cash or by the issuance of additional Ordinary Shares.

Additional Amarin Obligations to Elan

      As part of our ongoing asset disposal program and as part of the restructuring of certain of our obligations to Elan in January 2003, we undertook to use our commercial best efforts (subject to the fiduciary obligations of our board of directors) to sell all or substantially all of our primary care portfolio and Amarin AB for upfront cash consideration of a reasonable sum and as expeditiously as is reasonably practicable. We agreed with Elan to apply the net proceeds from such sale or sales as follows:

•	$5 million will be payable to Elan, which amount would, if paid, be credited against the first sales milestone for Zelapar which is $17.5 million as referred to above;

•	prepayment of remaining deferred payments due under the Permax agreement;

•	prepayment of the $6.5 million loan due to Elan Pharmaceuticals, Inc. relating to the Carnrick group of products acquired from Elan Pharmaceuticals, Inc. in September 1999 and due in September 2004;

•	prepayment of all sums then due under the $42.5 million loan agreement;

•	payment of any additional amounts due Elan and its affiliates; and

•	if there is any remainder, applied in our sole discretion.

      Elan has the right, in its sole discretion, to redirect the order in which the net proceeds of any such sales are applied as between the uses set out above. Additionally, after having paid the first $35 million of the net proceeds of any sale in the manner set out above, we may at our option defer payment of 50% of any balance due to Elan for a period of six months from the closing of such sale or sales.

      We have also agreed with Elan that if at any time and from time to time prior to our payment in full of the balance of the non-refundable sum of $30 million due Elan for the acquisition of Permax, the $6.5 million due in respect of the Carnrick line of products and the balance of the $45 million loan due Elan, we receive financing relating to the issuance of equity securities, warrants to acquire equity securities or debt convertible into equity securities, we will apply one-half of the net proceeds of such financing toward the payment of such obligations.

Purchase of Manufacturing and Development Services and Other Services

      During 2002 and 2001, Elan paid us $250,000 per quarter to secure manufacturing and development services from Amarin AB. During 2002, we purchased services from Elan amounting to $250,000.

Approval of Transactions with Elan

      All of the above transactions were approved in accordance with our policy for related party transactions. Our policy in 2002 was to require audit committee review of all transactions involving a potential conflict of interest, followed by the approval of a majority of the directors who do not have a material interest in the transaction.

C.  Interests of Experts and Counsel

      Not applicable.

Item 8     Financial Information

A.  Consolidated Statements and Other Financial Information

      See our consolidated financial statements beginning at page F-1.

Legal Proceedings

      As a part of our transaction with Elan to receive full license rights to Permax in the US, we assumed the lead role in Orange Book patent litigation brought by Elan in July 2001 against Ivax Corporation, one of the filers of an ANDA seeking approval of a generic pergolide product. Under the Hatch-Waxman Act, when an NDA or patent holder brings a timely patent infringement lawsuit following receipt of notice from an ANDA filer alleging that one or more patents listed in the FDA’s Orange Book for the NDA is invalid, not infringed, or unenforceable (such as the suit against Ivax), a thirty-month stay automatically applies against FDA approval of the ANDA until the case is resolved, the stay expires, or the court lifts the stay, whichever occurs first. The automatic stay in the Ivax case extends to September 2003, unless the case is resolved earlier or the court takes action to modify the stay. At this time Ivax has not, to our knowledge, received tentative approval of any pergolide product (that is, an approval subject only to resolution of the patent lawsuit), and if and when it does, it may be subject to the 180-day market exclusivity in favour of Teva Pharmaceuticals Industries Ltd., as described more fully above in Item 3 “Key Information — Risk Factors — Our products may not be able to compete effectively against those of our competitors” and Item 4 “Information on the Company — Business Overview — Our Parkinson’s Disease Strategy — Permax.” It is not known what if any action Ivax will take in the pending patent litigation, or with respect to Teva or its ANDA generally. If approved and marketed, the Ivax generic product would likely have a further impact on the revenues we may receive with respect to sales of Permax.

      See Item 3 “Key Information — Risk Factors — We are dependent on patents, proprietary rights and confidentiality” for a discussion of the potential risk of a suit against us in respect of the filing of the ANDA for a generic version of Glipizide XL by Watson Pharmaceuticals, Inc.

      We are not presently the subject of any litigation alleging product liability. We have, however, recently received two notices of claims of personal injury and/or death from valvular heart disease allegedly associated with Permax. See Item 4 “Information on the Company — Business Overview — Our Parkinson’s Disease Strategy — Permax.” We cannot predict whether litigation will follow, or the outcome of any such litigation. We intend to take all appropriate action to protect our interests with respect to these claims.

      We are not a party to any other legal or arbitration proceedings that may have, or have had in the recent past, significant effects on our financial position or profitability. No governmental proceedings are pending or, to our knowledge, contemplated against us. We are not a party to any material proceeding in which any director, member of senior management or affiliate of ours is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.

Policy on Dividend Distributions

      We have never paid dividends on the Ordinary Shares and do not anticipate paying any cash dividends on the Ordinary Shares in the foreseeable future. Under English law, any payment of dividends would be subject to the UK Companies Act 1985, which requires that all dividends must be approved by our board of directors and, in some cases, our shareholders, and may only be paid from our distributable profits and only to the extent we have retained earnings, in each case determined on an unconsolidated basis. See Item 10 “Additional Information — Memorandum and Articles of Association — Description of Ordinary Shares — Dividends.”

B.  Significant Changes

      Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2002.

Item 9     The Offer and Listing

A.  Offer and Listing Details

      The following table sets forth the range of high and low closing sale prices for our ADSs for the periods indicated, as reported by the Nasdaq National Market. These prices do not include retail mark-ups, markdowns, or commissions but give effect to a change in the number of Ordinary Shares represented by each ADS, implemented in both October 1998 and July 2002. Historical data in the table has been restated to take into account these changes.

	US$	US$
	High	Low

Fiscal Year Ended
August 31, 1998	30.00	1.00
December 31,1998 (four months ended)	8.75	1.00
December 31, 1999	12.75	1.00
December 31, 2000	8.50	3.75
December 31, 2001	27.97	5.00
December 31, 2002	21.00	2.76
Fiscal Year Ended December 31, 2001
First Quarter	7.97	5.00
Second Quarter	10.46	6.50
Third Quarter	23.45	9.98
Fourth Quarter	27.97	15.85
Fiscal Year Ended December 31, 2002
First Quarter	21.00	12.18
Second Quarter	13.67	7.30
Third Quarter	8.55	2.76
Fourth Quarter	5.80	2.89
Quarter Ended March 31, 2003	4.13	2.46
Six Months Ended March 31, 2003
October 2002	3.95	3.00
November 2002	3.59	2.89
December 2002	5.80	3.00
January 2003	4.13	3.52
February 2003	3.50	2.84
March 2003	2.71	2.46

      On April 21, 2003, the closing price of our ADSs as reported on the Nasdaq National Market was US$2.91 per ADS.

B.  Plan of Distribution

      Not applicable.

C.  Markets

      Our ADSs, which are evidenced by American Depositary Receipts, are traded on the Nasdaq National Market, the principal trading market for our securities, under the symbol “AMRN.” There is no public trading market for our Ordinary Shares. Each ADS represents one Ordinary Share.

Item 10     Additional Information

A.  Share Capital

      Not applicable.

B.  Memorandum and Articles of Association

Objects and Purposes

      We were formed as a private limited company under the Companies Act 1985 and reregistered as a public limited company on March 19, 1993 under registered number 02353920. Under article 4 of our memorandum of association, our objects are to carry on the business of a holding company and to carry on any other business in connection therewith as determined by the board of directors.

Directors

Directors’ Interests

      A director may serve as an officer or director of, or otherwise have an interest in, any company in which we have an interest. A director may not vote (or be counted in the quorum) on any resolution concerning his appointment to any office or any position from which he may profit, either with us or any other company in which we have an interest. A director is not prohibited from entering into transactions with us in which he has an interest, provided that all material facts regarding the interest are disclosed to the board of directors.

      A director is not entitled to vote (or be counted in the quorum) on any resolution relating to a transaction in which he has an interest which he knows is material. However, this prohibition does not apply to any of the following matters:

•	he or any other person receives a security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of us or any of our subsidiaries;

•	a security is given to a third party in respect of a debt or obligation of us or any of our subsidiaries which he has himself guaranteed or secured in whole or in part;

•	a contract or arrangement concerning an offer or invitation for our shares, debentures or other securities or those of any of our subsidiaries, if he subscribes as a holder of securities or if he underwrites or sub-underwrites in the offer;

•	a contract or arrangement in which he is interested by virtue of his interest in our shares, debentures or other securities or by reason of any interest in or through us;

•	a contract or arrangement concerning any other company (not being a company in which he owns 1% or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise;

•	a proposal concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme for both our directors and employees and those of any of our subsidiaries which does not give him, as a director, any privilege or advantage not accorded to the employees to whom the scheme or fund relates;

•	an arrangement for the benefit of our employees or those of any of our subsidiaries which does not give him any privilege or advantage not generally available to the employees to whom the arrangement relates; and

•	insurance which we propose to maintain or purchase for the benefit of directors or for the benefit of persons including directors.

Compensation of Directors

      Each director is to be paid a fee at such rate as may from time to time be determined by the board of directors and which shall not exceed £200,000 per annum or such higher amount determined by us. Any director who, at our request, goes or resides abroad for any purposes or services which in the opinion of the board of directors go beyond the ordinary duties of a director, may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board of directors may determine.

      Any executive director will receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board of directors or, where there is a committee constituted for the purpose, such committee may determine, and either in addition to or in lieu of his remuneration as a director.

Borrowing Powers of Directors

      The board of directors has the authority to exercise all of our powers to borrow money and issue debt securities. If at any time our securities should be listed on the Official List of the London Stock Exchange, our total indebtedness (on a consolidated basis) would be subject to a limitation of three times the total of paid up share capital and consolidated reserves.

Retirement of Directors

      At every annual general meeting, one-third of the directors must retire from office. In determining which directors shall retire and stand, or not stand, for re-election, first, we include any director who chooses to retire and not face re-election and, second, we choose the directors who have served as directors for the longest period of time since their last election. A director who has elected to retire is not eligible for re-election. There is no age limit or requirement that directors retire at a specified age. However, if a director proposed for election or re-election has attained the age of 70, this fact must be disclosed in the notice of the meeting. Directors are not required to hold our securities.

Description of Ordinary Shares

      Our authorized share capital is £55,000,000 divided into 50,000,000 Ordinary Shares and 5,000,000 Preference Shares. In the following summary, a “shareholder” is the person registered in our register of members as the holder of the relevant securities. For those Ordinary Shares that have been deposited in our American Depositary Receipt facility pursuant to our deposit agreement with Citibank N.A., Citibank or its nominee is deemed the shareholder.

Dividends

      Holders of Ordinary Shares are entitled to receive such dividends as may be declared by the board of directors. All dividends are declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid. To date there have been no dividends paid to holders of Ordinary Shares.

      Any dividend unclaimed after a period of twelve years from the date of declaration of such dividend shall be forfeited and shall revert to us. In addition, the payment by the board of directors of any unclaimed dividend, interest or other sum payable on or in respect of an Ordinary Share or a Preference Share into a separate account shall not constitute us as a trustee in respect thereof.

Rights in a Liquidation

      Holders of Ordinary Shares are entitled to participate in any distribution of assets upon a liquidation, subject to prior satisfaction of the claims of creditors and preferential payments to holders of outstanding Preference Shares.

Voting Rights

      Voting at any general meeting of shareholders is by a show of hands, unless a poll is demanded. A poll may be demanded by:

•	the chairman of the meeting;

•	at least two shareholders entitled to vote at the meeting;

•	any shareholder or shareholders representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting; or

•	any shareholder or shareholders holding shares conferring a right to vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

      In a vote by a show of hands, every shareholder who is present in person at a general meeting has one vote. In a vote on a poll, every shareholder who is present in person or by proxy shall have one vote for every share of which they are registered as the holder. The quorum for a shareholders’ meeting is a minimum of two persons, present in person or by proxy. To the extent the articles of association provide for a vote by a show of hands in which each shareholder has one vote, this differs from US law, under which each shareholder typically is entitled to one vote per share at all meetings.

      Holders of ADSs are also entitled to vote by supplying their voting instructions to Citibank who will vote the Ordinary Shares represented by their ADSs in accordance with their instructions. The ability of Citibank to carry out voting instructions may be limited by practical and legal limitations, the terms of our articles and memorandum of association, and the terms of the Ordinary Shares on deposit. We cannot assure the holders of our ADSs that they will receive voting materials in time to enable them to return voting instructions to Citibank a timely manner.

      Unless otherwise required by law or the articles of association, voting in a general meeting is by ordinary resolution. An ordinary resolution is approved by a majority vote of the shareholders present at a meeting at which there is a quorum. Examples of matters that can be approved by an ordinary resolution include:

•	the election of directors;

•	the approval of financial statements;

•	the declaration of final dividends;

•	the appointment of auditors;

•	the increase of authorized share capital; or

•	the grant of authority to issue shares.

      A special resolution or an extraordinary resolution requires the affirmative vote of not less than three-fourths of the eligible votes. Examples of matters that must be approved by a special resolution include modifications to the rights of any class of shares, certain changes to the memorandum or articles of association, or our winding-up.

Capital Calls

      The board of directors has the authority to make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall pay to us as required by such notice the amount called on his shares. If a call remains unpaid after it has become due and payable, and the fourteen days notice provided by the board of directors has not been complied with, any share in respect of which such notice was given, may be forfeited by a resolution of the board.

Preference Shares

      The Preference Shares confer upon the holder the right to receive a fixed cumulative preferential dividend at the rate of 3% per annum and rank as to dividends in priority to any other shares issued by us. Each Preference Share is convertible into one Ordinary Share. The holders may not exercise the conversion rights for a period of two years following issuance, except with our approval. Holders of the Preference Shares are entitled to attend our general meetings and to vote in certain limited circumstances. Any dividend unclaimed after a period of twelve years from the date of declaration of such dividend shall be forfeited and shall revert to us.

      Upon our winding-up or otherwise, the Preference Shares shall rank in priority to any other shares for the time being in issue as regards the order of participation in our profits and assets. The assets available for distribution will be applied in repaying to the holders of the Preference Shares the amounts paid up on such Preference Shares including any premium paid or deemed paid thereon together with any applicable arrears and accruals of the fixed cumulative preferential dividend. If we decide our winding-up while any of the Preference Shares remain capable of conversion, any holder of the Preference Shares is entitled to request to be treated as if his conversion rights had been exercised on the date immediately before the operative date at the rate then applicable and to be paid a sum equal to the amount to which he would have become entitled in such winding-up if he had been the holder of such Ordinary Shares to which he would have become entitled by virtue of such conversion.

Pre-emptive Rights

      English law provides that shareholders have pre-emptive rights to subscribe to any issuances of equity securities that are or will be paid wholly in cash. These rights may be waived by a special resolution of the shareholders, either generally or in specific instances, for a period not exceeding five years. This differs from US law, under which shareholders generally do not have pre-emptive rights unless specifically granted in the certificate of incorporation or otherwise. Pursuant to resolutions passed at our annual general meeting on July 19, 2002, our directors are duly authorised during the period ending on July 18, 2007 to exercise all of our powers to allot our securities and to make any offer or agreement which would or might require such securities to be allotted after that date. The aggregate nominal amount of the relevant securities that may be allotted under the authority cannot exceed £40,161,841 (equivalent to 40,161,841 Ordinary Shares). Under these resolutions we are empowered to allot such Ordinary Shares as if English statutory pre-emption rights did not apply to such issuance and, therefore, without first offering such Ordinary Shares to our existing shareholders.

Redemption Provisions

      Subject to the UK Companies Act of 1985 and with the sanction of a special resolution, shares in us may be issued with terms that provide for mandatory or optional redemption. The terms and manner of redemption would be provided for by the alteration of our articles of association.

      Subject to the UK Companies Act of 1985, we may also purchase in any manner the board of directors considers appropriate any of our own Ordinary Shares, Preference Shares or any other shares of any class (including redeemable shares) at any price.

Variation of Rights

      If at any time our share capital is divided into different classes of shares, the rights of any class may be varied or abrogated with the written consent of the holders of not less than 75% of the issued shares of the class, or pursuant to an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At any such separate meeting the quorum shall be a minimum of two persons holding or representing by proxy one-third in nominal amount of the issued shares of the class, unless such separate meeting is adjourned, in which case the quorum at such adjourned meeting or any further adjourned meeting shall be one person. Each holder of shares of that class has one vote per share at such meetings.

Meetings of Shareholders

      The board of directors may call general meetings and general meetings may also be called on the requisition of our shareholders representing at least one tenth of the voting rights in general meeting pursuant to section 368 of the UK Companies Act 1985. Annual general meetings are convened upon advance notice of 21 days. Extraordinary general meetings are convened upon advance notice of 21 days or fourteen days depending on the nature of the business to be transacted.

      Citibank will mail to the holders of ADSs any notice of shareholders’ meeting received from us, together with a statement that holders will be entitled to instruct Citibank to exercise the voting rights of the Ordinary Shares represented by ADSs and information explaining how to give such instructions.

Limitations on Ownership

      There are currently no UK foreign exchange controls on the payment of dividends on our Ordinary Shares or the conduct of our operations. There are no restrictions under our memorandum and articles of association or under English law that limit the right of non-resident or foreign owners to hold or vote our Ordinary Shares, Preference Shares or ADSs.

Change of Control

      Save as expressly permitted by the UK Companies Act of 1985, we shall not give financial assistance, whether directly or indirectly, for the purposes of the acquisition of any of our shares or for reducing or discharging any liability incurred for the purpose of such acquisition.

      If an offer is made to acquire more than half of our issued Ordinary Share capital and such offer has been recommended by the board, we will use reasonable endeavours to procure that a like offer is extended to the holders of the Preference Shares and that such offer remains open for not less than the acceptance period open to the holders of Ordinary Shares to enable the holders of Preference Shares to convert any or all of their Preference Shares and accept the offer if they wish to do so.

Disclosure of Interests

      Under English Law, any person who acquires an equity interest above a “notifiable percentage” must disclose certain information to us regarding the person’s shares. The applicable threshold is currently 3%. The disclosure requirement applies to both persons acting alone or, in certain circumstances, with others. After a person’s holdings exceed the “notifiable” level, similar notifications must be made when the ownership percentage figure increases or decreases by a whole number.

      In addition, Section 212 of the UK Companies Act of 1985 gives us the authority to require certain disclosure regarding an equity interest if we know, or have reasonable cause to believe, that the shareholder is interested or has within the previous three years been interested in our share capital. Failure to supply the information required may lead to disenfranchisement under our articles of association of the relevant shares and a prohibition on their transfer and on dividend or other payments. Under the deposit agreement with Citibank pursuant to which the ADRs have been issued, a failure to provide certain information pursuant to a similar request may result in the forfeiture by the holder of the ADRs of rights to direct the voting of the Ordinary Shares underlying the ADSs and to exercise certain other rights with respect to the Ordinary Shares.

The foregoing provisions differ from US law, which typically does not impose disclosure requirements on shareholders.

C.  Material Contracts

      During the two years prior to the date of this annual report, we entered into the following material contracts outside of the ordinary course of business. Copies of these agreements are filed as exhibits to this annual report.

•	Subscription Agreement and Registration Rights Agreement, dated as of January 27, 2003, by and among us and the investors named therein. On January 27, 2003 we entered into a number of subscription and registration rights agreements relating to a private placement of 6,093,728 Ordinary Shares with a group of accredited investors and management, raising gross proceeds to us of approximately $21.2 million.

•	In connection with the private placement, we signed an agreement letter, dated October 21, 2002, with Security Research Associates, Inc. Pursuant to this agreement, we appointed SRA as financial advisor and non-exclusive placement agent for the private placement, and agreed to pay to SRA commissions equal to 7% of the gross proceeds received from investors introduced by SRA to us plus five year warrants to acquire a certain number of our Ordinary Shares. On March 19, 2003, we entered into Warrant Agreements with designees of SRA to acquire a total of 313,234 Ordinary Shares at an exercise price of $3.4785 per Ordinary Share. The warrants are not exercisable before January 27, 2004 and expire no later than January 26, 2008.

•	Exclusive US marketing and distribution agreement, dated May 17, 2001 (as restated and amended on September 28, 2001 and further amended in January 2003) between Elan Pharmaceuticals, Inc. and us. Pursuant to this agreement we acquired the rights to Permax in the US for a period up to May 16, 2002 together with an option to acquire Elan Pharmaceuticals, Inc.’s remaining rights to Permax in the US, in return for making specified option payments. Elan Pharmaceuticals, Inc. was the exclusive licensee from Lilly of the US rights to Permax. This agreement was amended by Elan Pharmaceuticals, Inc. and us on January 27, 2003. See Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions — Restructuring of Elan Obligations — Permax.”

•	Amended and Restated License and Supply Agreement, dated March 29, 2002 between Eli Lilly and Company and us. Pursuant to this agreement, Lilly has agreed to grant to us an exclusive paid-up license to market and distribute Permax in the US. We are obligated to purchase from Lilly all of our Permax requirements at a price specified in the agreement. See Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

•	Exclusive option agreement dated June 18, 2001 between Elan and us. Pursuant to this agreement we entered into an option agreement with Elan to acquire the US rights to Zelapar. The option payments under this agreement were amended by a deed of variation, dated January 27, 2003, between Elan and us. See Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions — Restructuring of Elan Obligations — Zelapar.”

•	Loan Agreement dated September 28, 2001 between Elan Pharma International Limited and us. Pursuant to this Agreement Elan Pharma International Limited issued a loan in the amount of US$45 million to us, bearing interest at a rate of LIBOR plus 2 percent per annum. This agreement was amended by Elan Pharma International Limited and us on July 19, 2002, December 23, 2002 and January 27, 2003. See Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions — Restructuring of Elan Loan.”

•	Master Agreement, dated January 27, 2003, between us and certain members of the Elan group of companies. The parties agreed to amend the Permax option agreement, the Zelapar option agreement and the loan agreement. We have also agreed to apply the proceeds resulting from the private placement in the manner set out in this agreement and to use our commercial best efforts (subject to the fiduciary obligations of our board of directors) to sell certain of our assets and to apply the net proceeds from such sales in the manner set out in this agreement. See Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions.”

•	In connection with the master agreement, we, Elan International Services Ltd. and Monksland Holdings BV entered into an Agreement, dated January 27, 2003, relating to the conversion of Preference Shares and certain restrictions on dealing. The same parties also entered into Amendment No. 1 to Registration Rights Agreement and Waiver, dated January 27, 2003, amending the Registration Rights Agreement, dated October 21, 1998 between us and Monksland. Pursuant to these agreements, among other things, Elan converted 2,000,000 Preference Shares into 2,000,000 Ordinary Shares. See Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions.”

•	Stock and Intellectual Property Right Purchase Agreement dated November 30, 2001 by and among Abriway International S.A., Sergio Lucero, Francisco Stefano, Amarin Technologies S.A., Amarin Pharmaceuticals Company Limited and us. Pursuant to this agreement, we sold all of our shares of Amarin Technologies S.A., a majority-owned subsidiary, together with a patent held by Amarin Technologies, S.A., to a company formed by Amarin Technologies S.A.’s local management team. The total consideration for the shares and patent was US$262,000. At the same time, we also entered into a Stock Purchase Agreement dated November 30, 2001 with Abriway International S.A. and Beta Pharmaceuticals Corporation. Pursuant to this agreement we sold all of our shares of Beta Pharmaceuticals Corporation, a wholly-owned subsidiary, to the same local management team for nominal consideration. Beta also assumed approximately US$188,000 of indebtedness from us pursuant to a Novation Agreement dated November 30, 2001 by and among Beta Pharmaceuticals Corporation, Amarin Technologies S.A. and us.

•	In March 2003, we entered into an agreement with F. Hoffmann — La Roche Ltd. and Hoffmann — La Roche Inc. to acquire worldwide rights to a pharmaceutical product containing tolcapone for the treatment of Parkinson’s disease. Consummating that acquisition is contingent on a number of conditions, including, among others, our receiving results of a recently completed clinical study and having sufficient funds on-hand to complete the acquisition. If consummated, we would be required to make an upfront payment of US$12.5 million and subsequent milestone payments contingent upon reaching certain net sales milestones in the US and other territories. The agreement includes a supply agreement whereby product would be supplied by the divesting company for period of years until an alternate supplier is located.

D.  Exchange Controls

      There are currently no English laws, decrees or regulations that restrict the export or import of capital, including, but not limited to foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-UK resident holders of Ordinary Shares, Preference Shares or ADSs.

E.  Taxation

UK Tax Matters

      The following statements are intended only as a general guide to the UK tax consequences of the acquisition, ownership and disposition of our Ordinary Shares including shares represented by ADSs evidenced by American Depositary Receipts. This summary applies to you only if you are a beneficial owner of Ordinary Shares or ADSs and you are:

•	an individual citizen or resident of the US;

•	a corporation organized under the laws of the US or any state thereof or the District of Columbia; or

•	otherwise subject to US federal income tax on a net income basis in respect of the Ordinary Shares or ADSs.

      This summary applies only to holders who will hold our Ordinary Shares or ADSs as capital assets. This summary is based:

•	upon current UK tax law and UK Inland Revenue practice and which may be subject to change, perhaps with retroactive effect; and

•	in part upon representations of Citibank, N.A., as depositary, and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement between us and Citibank and any related agreement will be performed in accordance with its respective terms.

      The following summary is of a general nature and does not address all of the tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to US expatriates, insurance companies, investment companies, tax-exempt organizations, financial institutions, dealers in securities, broker-dealers, investors that use a mark-to-market accounting method, holders who hold ADSs or Ordinary Shares as part of hedging, straddle or conversion transactions or holders who own directly, indirectly or by attribution, 10% or more of the voting power of our issued share capital.

      In addition, the following summary of UK tax considerations does not, except where indicated otherwise, apply to you if:

•	you are resident or, in the case of an individual, ordinarily resident in the UK for UK tax purposes;

•	your holding of ADSs or shares is effectively connected with a permanent establishment in the UK through which you carry on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein; or

•	you are a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of our issued voting share capital.

      You should consult your own tax advisers as to the particular tax consequences to you under UK, US federal, state and local and other foreign laws, of the acquisition, ownership and disposition of ADSs or Ordinary Shares.

Taxation of Dividends and Distributions

      Under current UK taxation legislation, no tax will be withheld by us at source from cash dividend payments. A holder of Ordinary Shares or ADSs should consult his own tax adviser concerning his tax liabilities on dividends received from us.

UK Taxation of Capital Gains

      You will not ordinarily be liable for UK tax on capital gains realized on the disposal of Ordinary Shares or ADSs, unless, at the time of the disposal, you carry on a trade, including a profession or vocation, in the UK through a branch or agency and those Ordinary Shares or ADSs are, or have been, held or acquired for the purposes of that trade or branch or agency.

      A holder of Ordinary Shares or ADSs who is an individual and who has on or after March 17, 1998 ceased to be resident or ordinarily resident for tax purposes in the UK, but who again becomes resident or ordinarily resident in the UK within a period of less than five years and who disposes of Ordinary Shares or ADSs during that period may also be subject to UK tax on capital gains, notwithstanding that he is not resident or ordinarily resident in the UK at the time of the disposal.

      It should be noted that final draft legislation has been published which specifies that certain disposals of assets (which could include the Ordinary Shares and ADSs) will give rise to chargeable gains that are to be included in the computation of the profits of a non-UK resident company. The provisions will only apply where the disposal is made while the non-UK resident company is carrying on a trade in the UK through a “permanent establishment” (as defined by the final draft legislation) in the UK. The legislation is intended to apply to foreign companies accounting periods starting on or after January 1, 2003.

UK Inheritance Tax

      Ordinary Shares or ADSs beneficially owned by an individual may be subject to UK inheritance tax on the death of the individual or, in some circumstances, if the Ordinary Shares or ADSs are the subject of a gift, including a transfer at less than full market value, by that individual (and particular rules apply to gifts where the donor reserves or retains some benefit). Inheritance tax is not generally chargeable on gifts to individuals or on some types of settlement made more than seven years before the death of the donor. Special rules apply to close companies and to trustees of settlement who hold Ordinary Shares or ADSs. Holders of Ordinary Shares or ADSs should consult an appropriate professional adviser if they make a gift of any kind or intend to hold any Ordinary Shares or ADSs through trust arrangements.

UK Stamp Duty and Stamp Duty Reserve Tax

      UK stamp duty will (subject to specific exceptions) be payable at the rate of 1.5% (rounded up to the nearest £5) of the value of shares in registered form on any instrument pursuant to which shares are transferred:

•	to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services; or

•	to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts.

      Stamp duty reserve tax, at the rate of 1.5% of the value of the shares, could also be payable in these circumstances, and on the issue to such a person, but no stamp duty reserve tax will be payable if stamp duty equal to that stamp duty reserve tax liability is paid. In circumstances where stamp duty is not payable on the transfer of shares in registered form at the rate of 1.5%, such as where there is no chargeable instrument, stamp duty reserve tax will be payable to bring the charge up to 1.5% in total. Stamp duty or stamp duty reserve tax, as the case may be, will therefore be payable as a result of the issue of ADSs evidenced by American Depositary Receipts at 1.5% of the value of the Ordinary Shares underlying the ADSs at the time the Ordinary Shares are transferred to the depositary bank or its nominee.

      No UK stamp duty will be payable on the acquisition of any ADS or on any subsequent transfer of an ADS, provided that the transfer and any subsequent instrument of transfer remains at all times outside the UK and that the instrument of transfer is not executed in or brought into the UK and the transfer does not relate to any matter or thing to be done in the UK. An agreement to transfer an ADS will not give rise to stamp duty reserve tax.

      Subject to some exceptions, a transfer or sale of Ordinary Shares in registered form will attract ad valorem UK stamp duty at the rate of 0.5% (rounded up to the nearest £5) of the dutiable amount, usually the cash consideration for the transfer. Generally, ad valorem stamp duty applies neither to gifts nor on a transfer from a nominee to the beneficial owner, although in cases of transfers where no ad valorem stamp duty arises, a fixed UK stamp duty of £5 may be payable. Stamp duty reserve tax at a rate of 0.5% of the amount or value of the consideration for the transfer may be payable on an unconditional agreement to transfer shares. If, within six years of the date of such agreement, an instrument transferring the shares is executed and stamped, any stamp duty reserve tax paid may be repaid or, if it has not been paid the liability to pay such tax, but not necessarily interest and penalties, would be cancelled. Stamp duty reserve tax is chargeable whether such agreement is made or effected in the UK or elsewhere and whether or not any party is resident or situated in any part of the UK.

      The statements in this paragraph headed “UK Stamp Duty and Stamp Duty Reserve Tax” summarize the current position and are intended as a general guide only. Special rules apply to agreements made by, amongst others, intermediaries, market makers, brokers, dealers and persons connected with depositary arrangements and clearance services and certain categories of person may be liable to stamp duty or stamp duty reserve tax at higher rates or may, although not primarily liable for the duty or tax, be required to notify and account for it under the UK Stamp Duty Reserve Tax Regulations 1996.

Certain US Federal Income Tax Considerations

      Subject to the limitations described below, the following generally summarizes certain material US federal income tax consequences to a US Holder (as defined below) of the acquisition, ownership and disposition of Ordinary Shares. US Holders of ADSs will be treated for US federal income tax purposes as owners of the Ordinary Shares underlying the ADSs. Accordingly, except as noted, the US federal income tax consequences discussed below apply equally to US Holders of ADSs and Ordinary Shares. This discussion is limited to US Holders who are beneficial owners of the Ordinary Shares, and who hold their Ordinary Shares as capital assets, within the meaning of the US Internal Revenue Code of 1986, as amended, which we may refer to as the “Code”. For purposes of this summary, a “US Holder” is a beneficial owner of Ordinary Shares that does not maintain a “permanent establishment” or “fixed base” in the UK, as such terms are defined in the double taxation convention between the US and UK and that is, for US federal income tax purposes,

•	a citizen or resident of the US;

•	a corporation (or other entity treated as a corporation for US federal income tax purposes) created or organized in the US or under the laws of the US or of any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for US federal income tax purposes regardless of its source; or

•	a trust, if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

      If a partnership (including for this purpose any entity treated as a partnership for US federal income tax purposes) is a beneficial owner of Ordinary Shares, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships and partners in such partnerships should consult their tax advisers about the US federal income tax consequences of owning and disposing of Ordinary Shares.

      This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the US federal income tax considerations that may be relevant to each US Holder’s decision in regard to the Ordinary Shares. This discussion also does not address any aspect of US federal gift or estate tax, or any state, local or non-US tax laws. Prospective owners of Ordinary Shares who are US Holders are advised to consult their own tax advisers with respect to the US federal, state and local tax consequences, as well as to non-US tax consequences, of the acquisition, ownership and disposition of the Ordinary Shares applicable to their particular tax situations.

      This discussion is based on current provisions of the Code, current and proposed US treasury regulations promulgated thereunder, the double taxation convention between the US and UK entered into force on March 31, 2003 and administrative and judicial decisions, each as of the date hereof, all of which are subject to change or differing interpretation, possibly on a retroactive basis. The new convention replaces the double taxation convention between the US and the UK entered into force on April 24, 1980. The new convention is effective, in respect of taxes withheld at source, for amounts paid or credited on or after May 1, 2003. Other provisions of the new convention will take effect on certain other dates. A US Holder would, however, be entitled to elect to have the old convention apply in its entirety for a period of twelve months after the effective dates of the new convention. The following discussion assumes that US holders are residents of the US for purposes of both the old convention and the new convention and are entitled to the benefits of these conventions.

      This discussion does not address all aspects of US federal income taxation that may be relevant to a particular US Holder based on such Holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax nor does it address the tax treatment of shareholders, partners or beneficiaries of a holder of Ordinary Shares. In addition, this discussion does not address the US federal income tax consequences to US Holders that are subject to special treatment, including broker-dealers, including dealers in securities or currencies; insurance companies; taxpayers that have elected mark-to-market accounting; tax-exempt organizations; financial institutions or “financial services entities”; taxpayers who hold Ordinary Shares as part of a straddle, hedge or conversion transaction; US Holders owning directly, indirectly or by attribution at least 10% of our voting power; taxpayers whose functional currency is not the US dollar; certain expatriates or former long-term residents of the US; and taxpayers who acquired their Ordinary Shares as compensation.

You should consult your own tax advisers as to the particular tax consequences to you under UK, US federal, state and local and other foreign laws, of the acquisition, ownership and disposition of ADSs or Ordinary Shares.

Taxation of Dividends

General

      Subject to the passive foreign investment company rules discussed below, the amount of any distributions (including, provided certain elections are made, as discussed in “— UK Withholding Tax/Foreign Tax Credits” below, the full tax credit amount deemed received) paid out of current and/or accumulated earnings and profits, as determined under US tax principles, will be included in the gross income of a US Holder on the day such distributions are actually or constructively received and will be characterized as ordinary income for US federal income tax purposes. To the extent that a dividend distribution exceeds our current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of a US Holder’s adjusted basis in the Ordinary Shares, and thereafter as capital gain. We do not currently maintain calculations of our earnings and profits under US tax principles. Dividends paid by us to corporate US Holders will not be eligible for the dividends-received deduction that might otherwise be available if such dividends were paid by a US corporation.

Foreign Currency Considerations

      Distributions paid by us in pounds sterling will be included in a US Holder’s income when the distribution is actually or constructively received by the US Holder. The amount of the dividend distribution includible in the income of a US Holder will be the US dollar value of the pounds sterling, determined by the spot rate of exchange on the date when the distribution is actually or constructively received by the US Holder, regardless of whether the pounds sterling are actually converted into US dollars at such time. If the pounds sterling received as a dividend distribution are not converted into US dollars on the date of receipt, then a US Holder may realize exchange gain or loss on a subsequent conversion of such pounds sterling into US dollars. The amount of any gain or loss realized in connection with a subsequent conversion will be treated as ordinary income or loss and generally will be treated as US-source income or loss for foreign tax credit purposes.

UK Withholding Tax/Foreign Tax Credits

      A US Holder that elects to receive benefits under the old convention is, in principle, entitled to claim a refund from the UK Inland Revenue for (i) the amount of the tax credit that a UK resident individual would be entitled to receive with respect to a dividend payment, which we refer to as the “Tax Credit Amount”, reduced by (ii) the amount of UK withholding tax, which we refer to as “UK Notional Withholding Tax”, imposed on such dividend payment under the old convention. The Tax Credit Amount will equal that amount of UK Notional Withholding Tax imposed on dividends paid by us, therefore, no such refund is available. However, a US Holder may be entitled to claim a foreign tax credit for the amount of UK Notional Withholding Tax associated with a dividend paid by us by filing a Form 8833 in accordance with US Revenue Procedure 2000-13. US Holders that file Form 8833 will be treated as receiving an additional dividend from us equal to the Tax Credit Amount (unreduced by the UK Notional Withholding Tax), which additional dividend must be included in the US Holder’s gross income, and will be treated as having paid the applicable UK Notional Withholding Tax due under the old convention. For purposes of calculating the foreign tax credit, dividends paid on the Ordinary Shares will be treated as non-US source income and generally will constitute “passive income” or, in the case of certain US Holders, “financial services income.”

In lieu of claiming a foreign tax credit, a US Holder may be eligible to claim a deduction for foreign taxes paid in a taxable year. However, a deduction generally does not reduce a US Holder’s US federal income tax liability on a dollar-for-dollar basis like a tax credit.

      Under the new convention, the Tax Credit Amount and UK Notional Withholding Tax described above will no longer apply to US Holders. The UK does not currently apply a withholding tax on dividends under its internal tax laws. Were such withholding imposed in the UK, as permitted under the new convention, the UK generally will be entitled to impose a withholding tax at a rate of 15% on dividends paid to US Holders. A US Holder who is subject to such withholding should be entitled to a credit for such withholding, subject to applicable limitations, against such US Holder’s US federal income tax liability.

      The rules relating to foreign tax credits are complex and US Holders are urged to consult their tax advisers to determine whether and to what extent a foreign tax credit might be available in connection with dividends paid on the Ordinary Shares.

Taxation of the Sale or Exchange of Ordinary Shares; Surrender of ADSs for Ordinary Shares

      Subject to the passive foreign investment rules described below, a US Holder generally will recognize capital gain or loss on the sale or exchange of the Ordinary Shares in an amount equal to the difference between the amount realized in such sale or exchange and the US Holder’s adjusted tax basis in such Shares. Such capital gain or loss will be long-term capital gain or loss if a US Holder has held the Ordinary Shares for more than one year and generally will be US-source income for foreign tax credit purposes. Long-term capital gains realized by an individual US Holder on a sale or exchange of Ordinary Shares are generally subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

      A US Holder that receives foreign currency upon the sale or exchange of the Ordinary Shares generally will realize an amount equal to the US dollar value of the foreign currency on the date of sale (or, if Ordinary Shares are traded on an established securities market, in the case of cash basis tax payers and electing accrual basis taxpayers, the settlement date). A US Holder will have a tax basis in the foreign currency received equal to the US dollar amount realized. Any gain or loss realized by a US Holder on a subsequent conversion or other disposition of foreign currency will be ordinary income or loss and will generally be US-source income for foreign tax credit purposes.

      The surrender of ADSs for the underlying Ordinary Shares will not be a taxable event for US federal income tax purposes and US Holders will not recognize any gain or loss upon such an exchange.

PFIC Rules

      Certain adverse US tax consequences apply to a US shareholder in a company that is classified as a passive foreign investment company, which is referred to herein as a PFIC. We will be classified as a PFIC in a particular taxable year if either (i) 75% or more of our gross income is passive income; or (ii) the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50%. Cash balances, even if held as working capital, are considered to be passive.

      Because we will receive interest income and may receive royalties, we may be classified as a PFIC under the income test described above. In addition, as a result of our cash position, we may be classified as a PFIC under the asset test in the event that the price of the Ordinary Shares declines substantially. We will monitor our status and will, promptly following the end of any taxable year for which we determine we were a PFIC, notify US holders of such status.

      If we were a PFIC in any year during which a US Holder owned Ordinary Shares, the US Holder would generally be subject to special rules (regardless of whether we continued to be a PFIC) with respect to (i) any “excess distribution” (generally, distributions received by the US Holder in a taxable year in excess of 125% of the average annual distributions received by such Holder in the three preceding taxable years, or, if shorter, such Holder’s holding period) and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under these rules:

•	the excess distribution or gain would be allocated rateably over the US Holder’s holding period;

•	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC would be taxed as ordinary income; and

•	the amount allocated to each of the prior taxable years would be subject to tax at the highest rate of tax in effect for the taxpayer for that year and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such prior taxable year.

      US Holders who own ADSs (but not Ordinary Shares) generally should be able to avoid the interest charge described above by making a mark to market election with respect to such ADSs, provided that the ADSs are “marketable.” The ADSs are marketable if they are regularly traded on certain US stock exchanges, or on a foreign stock exchange if:

•	the foreign exchange is regulated or supervised by a governmental authority of the country in which the exchange is located;

•	the foreign exchange has trading volume, listing, financial disclosure, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to, and perfect the mechanism of, a free and open market, and to protect investors;

•	the laws of the country in which the exchange is located and the rules of the exchange ensure that these requirements are actually enforced; and

•	the rules of the exchange effectively promote active trading of listed stocks.

      For purposes of these regulations, the ADSs will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least fifteen days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. If a US Holder makes a mark-to-market election, it will be required to include as ordinary income the excess of the fair market value of such ADSs at year-end over its basis in those ADSs. In addition, any gain it recognizes upon the sale of such ADSs will be taxed as ordinary income in the year of sale. US Holders should consult their tax advisers regarding the availability of the mark to market election.

      A US Holder of an interest in a PFIC can sometimes avoid the interest charge described above by making a “qualified electing fund” or “QEF” election to be taxed currently on its share of the PFIC’s undistributed ordinary income. Such election must be based on information concerning the PFIC’s earnings provided by the relevant PFIC to investors on an annual basis. We will make such information available to US Holders upon request, and consequently US Holders will be able to make a QEF election, if we determine that we are a PFIC in any taxable year.

      US Holders should consult their tax advisers regarding the US federal income tax considerations discussed above and the desirability of making a mark-to market election.

US Backup Withholding and Information Reporting Requirements

      Dividend payments made with respect to the Ordinary Shares, and proceeds received in connection with the sale or exchange of Ordinary Shares may be subject to information reporting to the IRS and backup withholding (currently imposed at a rate of 30%). Backup withholding will not apply, however, if a US Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates such fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable backup withholding rules. Persons required to establish their exempt status generally must provide certification on IRS Form W-9 or Form W-8BEN (as applicable). Amounts held as backup withholding may be credited against a holder’s US federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

F.  Dividends and Paying Agents

      Not applicable.

G.  Statement of Experts

      Not applicable.

H.  Documents on Display

      We file reports, including this annual report on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Any materials filed with the SEC may be inspected without charge and copied at prescribed rates at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. This annual report and subsequent public filings with the SEC will also be available on the website maintained by the SEC at http://www.sec.gov.

      We provide Citibank N.A., as depositary under the deposit agreement between us, the depositary and registered holders of the American Depositary Receipts evidencing ADSs, with annual reports, including a review of operations, and annual audited consolidated financial statements prepared in conformity with UK GAAP, together with a reconciliation of net income/(loss) and total shareholders’ equity to US GAAP. Upon receipt of these reports, the depositary is obligated to promptly mail them to all record holders of ADSs. We also furnish to the depositary all notices of meetings of holders of Ordinary Shares and other reports and communications that are made generally available to holders of Ordinary Shares. The depositary undertakes to mail to all holders of ADSs a notice containing the information contained in any notice of a shareholders’ meeting received by the depositary, or a summary of such information. The depositary also undertakes to make available to all holders of ADSs such notices and all other reports and communications received by the depositary in the same manner as we make them available to holders of Ordinary Shares.

Item 11     Quantitative and Qualitative Disclosures About Market Risk

General

      Due to our global operations and our existing liabilities, we are exposed to various market risks (i.e. the risk of loss arising from adverse changes in market rates or prices). Our principal market risks are:

•	foreign exchange rates — generating translation and transaction gains and losses; and

•	interest rate risks related to financial and other liabilities.

      We do not enter into any market risk sensitive instruments for trading purposes. We have not entered into any hedging or derivative instruments in respect of these exposures.

Foreign Exchange Rate Risks

      We have operations in the UK, the US and Sweden and consequently have transactions derived in pounds sterling, US dollars and Swedish kronor. We do not engage in hedging activities to restrict the risks of exchange rate fluctuations. As a result, changes in the relation of US dollar and Swedish kronor to pound sterling will affect our revenues and operating margins and may also affect the book value of our assets and the amount of shareholders’ equity.

      Following the exercise of our option to acquire the remaining US rights to Permax during 2002, we reassessed our functional currency and changed it to US dollars with effect to January 1, 2003 (being the beginning of the first fiscal year following the change) as the majority of our transactions, assets and liabilities are based in US dollars.

Interest Rate Risk

      We finance our operations through a mixture of equity issuances, loans and deferred consideration. Our principal long-term loan is at a variable rate of interest and consequently follows the market rates as they fluctuate. Two other long-term liabilities are interest free and their fair market values fluctuate as the market interest rates vary. We do not hedge any of our interest rate risks. The following table summarises the exposures to interest rate risks as at December 31, 2002.

	Expected Maturity Date

								Fair
Liabilities	2003	2004	2005	2006	2007	Thereafter	Total	Value (2)

	(All figures in US$ millions)
US$ Long term debt (1):
Variable Rate of LIBOR + 2%	17.5	10.0	15.0	—	—	—	42.5	38.9
Interest free	—	6.5	—	—	—	—	6.5	5.8
US$ Deferred consideration (1):
Interest free	12.5	7.5	—	—	—	—	20.0	18.8

Notes:

(1)	In January 2003, we renegotiated the terms of the loans and deferred consideration liability. The above table reflects the updated repayment dates which include reducing the deferred consideration by $7.5 million due in 2004 and 2005, and delaying the repayment of the variable rate loan instalments each by one year. See Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions.”

(2)	Fair value calculated using US Dollar LIBOR + 4%, being 5.66%.

Item 12     Description of Securities Other than Equity Securities

      Not applicable.

PART II

Item 13     Defaults, Dividend Arrearages and Delinquencies

      During the year 2002, we were in default under the terms of a loan with Elan in respect of the payment of interest due upon the principal sum under the associated loan agreement. In January 2003, we paid Elan $2,459,880 in cash out of our reserves as interest accrued to that date. See Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions — Restructuring of Elan Loan” and “— Restructuring of Elan Obligations.”

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

      None.

Item 15     Controls and Procedures

      As of a date within 90 days prior to the date of this annual report on Form 20-F, we conducted an evaluation (under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended, of the effectiveness of the design and operation of our disclosure controls and procedures. In designing and evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that as of the evaluation date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

      Since the evaluation date there have not been any significant changes in the internal controls or in other factors that could significantly affect the internal controls. Therefore, no corrective actions have been taken.

Item 16     [Reserved]

PART III

Item 17     Financial Statements

      We are furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18     Financial Statements

      See our consolidated financial statements beginning at page F-1.

Item 19     Exhibits

      Exhibits filed as part of this annual report:

1.1	Memorandum of Association of the Company*
1.2	Articles of Association of the Company*
2.1	Form of Deposit Agreement, dated as of March 29, 1993, among the Company, Citibank, N.A., as Depositary, and all holders from time to time of American Depositary Receipts issued thereunder (1)
2.2	Amendment No. 1 to Deposit Agreement, dated as of October 8, 1998, among the Company, Citibank, N.A., as Depositary, and all holders from time to time of the American Depositary Receipts issued thereunder (2)
2.3	Amendment No. 2 to Deposit Agreement, dated as of September 25, 2002 among the Company, Citibank N.A., as Depositary, and all holders from time to time of the American Depositary Receipts issued thereunder (3)
2.4	Form of Ordinary Share certificate*
2.5	Form of American Depositary Receipt evidencing ADSs (included in Exhibit 2.3) (3)
2.6	Registration Rights Agreement, dated as of October 21, 1998, by and among Ethical Holdings plc and Monksland Holdings B.V.*
2.7	Amendment No. 1 to Registration Rights Agreement and Waiver, dated January 27, 2003, by and among the Company, Elan International Services, Ltd. and Monksland Holdings B.V.*
2.8	Second Subscription Agreement, dated as of November 1999, among Ethical Holdings PLC, Monksland Holdings B.V. and Elan Corporation PLC (4)
2.9	Purchase Agreement, dated as of June 16, 2000, by and among the Company and the Purchasers named therein (4)
2.10	Registration Rights Agreement, dated as of November 24, 2000, by and between the Company and Laxdale Limited (5)
2.11	Form of Subscription Agreement, dated as of January 27, 2003 by and among the Company and the Purchasers named therein* (The Company entered into twenty separate Subscription Agreements on January 27, 2003 all substantially similar in form and content to this form of Subscription Agreement.)

2.12	Form of Registration Rights Agreement, dated as of January 27, 2003 between the Company and the Purchasers named therein* (The Company entered into twenty separate Registration Rights Agreements on January 27, 2003 all substantially similar in form and content to this form of Registration Rights Agreement.)
4.1	Amended and Restated Asset Purchase Agreement dated September 29, 1999 between Elan Pharmaceuticals Inc. and the Company*
4.2	Variation Agreement, undated, between Elan Pharmaceuticals Inc. and the Company*
4.3	License Agreement, dated November 24, 2000, between the Company and Laxdale Limited (6)
4.4	Option Agreement, dated as of June 18, 2001, between Elan Pharma International Limited and the Company (7)
4.5	Deed of Variation, dated January 27, 2003, between Elan Pharma International Limited and the Company*
4.6	Lease, dated August 6, 2001, between the Company and LB Strawberry LLC (7)
4.7	Amended and Restated Distribution, Marketing and Option Agreement, dated September 28, 2001, between Elan Pharmaceuticals, Inc. and the Company (8)
4.8	Amended and Restated License and Supply Agreement, dated March 29, 2002, between Eli Lilly and Company and the Company*†
4.9	Deed of Variation, dated January 27, 2003, between Elan Pharmaceuticals Inc. and the Company*
4.10	Stock and Intellectual Property Right Purchase Agreement, dated November 30, 2001, by and among Abriway International S.A., Sergio Lucero, Francisco Stefano, Amarin Technologies S.A., Amarin Pharmaceuticals Company Limited and the Company (7)
4.11	Stock Purchase Agreement, dated November 30, 2001, by and among Abriway International S.A., Beta Pharmaceuticals Corporation and the Company (7)
4.12	Novation Agreement, dated November 30, 2001, by and among Beta Pharmaceuticals Corporation, Amarin Technologies S.A. and the Company (7)
4.13	Loan Agreement, dated September 28, 2001, between Elan Pharma International Limited and the Company (8)
4.14	Deed of Variation, dated July 19, 2002, amending certain provisions of the Loan Agreement between the Company and Elan Pharma International Limited*
4.15	Deed of Variation No. 2, dated December 23, 2002, between the Company and Elan Pharma International Limited*
4.16	Deed of Variation No. 3, dated January 27, 2003, between the Company and Elan Pharma International Limited*
4.17	The Company 2002 Stock Option Plan (9)
4.18	Agreement Letter, dated October 21, 2002, between the Company and Security Research Associates, Inc.*
4.19	Agreement, dated January 27, 2003, among the Company, Elan International Services, Ltd. and Monksland Holdings B.V.*
4.20	Master Agreement, dated January 27, 2003, between Elan Corporation, plc., Elan Pharma International Limited, Elan International Services, Ltd., Elan Pharmaceuticals, Inc., Monksland Holdings B.V. and the Company*
4.21	Form of Warrant Agreement, dated March 19, 2003, between the Company and individuals designated by Security Research Associates, Inc.* (The Company entered into seven separate Warrant Agreements on March 19, 2003 all substantially similar in form and content to this form of Warrant Agreement.)
4.22	Sale and Purchase Agreement, dated March 14, 2003, between F. Hoffmann — La Roche Ltd., Hoffmann — La Roche Inc. and the Company*†
8.1	Subsidiaries of the Company*

10.1	Certification of Richard A. B. Stewart pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
10.2	Certification of Ian R. Garland pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

*	Filed herewith

†	Confidential treatment requested (the confidential portions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission)

(1)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-1, File No. 33-58160, filed with the Securities and Exchange Commission on February 11, 1993.

(2)	Incorporated herein by reference to Exhibit(a)(i) to the Company’s Registration Statement on Post-Effective Amendment No. 1 to Form F-6, File No. 333-5946, filed with the Securities and Exchange Commission on October 8, 1998.

(3)	Incorporated herein by reference to Exhibit(a)(ii) to the Company’s Registration Statement on Post-Effective Amendment No. 2 to Form F-6, File No. 333-5946, filed with the Securities and Exchange Commission on September 26, 2002.

(4)	Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 1999, filed with the Securities and Exchange Commission on June 30, 2000.

(5)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-3, File No. 333-13200, filed with the Securities and Exchange Commission on February 22, 2001.

(6)	Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on July 2, 2001.

(7)	Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on May 9, 2002.

(8)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Pre-Effective Amendment No. 2 to Form F-3, File No. 333-13200, filed with the Securities and Exchange Commission on November 19, 2001.

(9)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form S-8, File No. 333-101775, filed with the Securities and Exchange Commission on December 11, 2002.

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMARIN CORPORATION PLC

By:	/s/ RICHARD A. B. STEWART

Richard A. B. Stewart
Chief Executive Officer

April 24, 2003

CERTIFICATIONS

I, Richard A. B. Stewart, certify that:

1.	I have reviewed this annual report on Form 20-F of Amarin Corporation plc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 24, 2003

/s/ RICHARD A. B. STEWART

Richard A. B. Stewart
Chief Executive Officer

I, Ian R. Garland, certify that:

1.	I have reviewed this annual report on Form 20-F of Amarin Corporation plc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date:

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 24, 2003

/s/ IAN R. GARLAND

Ian R. Garland
Chief Financial Officer

Report of independent accountants

To the Board of Directors and Shareholders of

Amarin Corporation plc

      In our opinion, the accompanying balance sheets and the related consolidated profit and loss accounts, statements of total recognised gains and losses, reconciliations of movements in shareholders’ funds and cashflow statements present fairly, in all material respects, the financial position of Amarin Corporation plc and its subsidiaries at December 31, 2002, December 31, 2001 and December 31, 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles which, as described in Note 2, are generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America and in the United Kingdom, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      Accounting principles generally accepted in the United Kingdom vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders’ equity at December 31, 2002, 2001 and 2000 to the extent summarized in Note 39 to the consolidated financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors

Cambridge, England

24 April 2003

Consolidated profit and loss account for the year ended 31 December

		2002	2001	2000
	Note
		£’000	£’000	£’000
Turnover
Continuing operations		40,649	36,927	10,526
Discontinued operations		—	2,225	7,013

	3	40,649	39,152	17,539
Cost of sales
Continuing operations	4	(18,696)	(14,734)	(3,089)
Discontinued operations		—	(1,004)	(1,403)

		(18,696)	(15,738)	(4,492)
Gross profit
Continuing operations		21,953	22,193	7,437
Discontinued operations		—	1,221	5,610

		21,953	23,414	13,047
Operating expenses
Continuing operations		(42,221)	(25,680)	(9,206)
Discontinued operations		—	(763)	(914)

	5	(42,221)	(26,443)	(10,120)
Operating (loss)/profit
Continuing operations		(20,268)	(3,487)	(1,769)
Discontinued operations		—	458	4,696

		(20,268)	(3,029)	2,927
Exceptional income/(costs) of restructuring
Discontinued operations	11	669	735	(2,108)

(Loss)/profit on disposal of operations
Discontinued operations	8	—	(893)	759

(Loss)/profit on ordinary activities before interest
Continuing operations		(20,268)	(3,487)	(1,769)
Discontinued operations		669	300	3,347

		(19,599)	(3,187)	1,578
Interest receivable and similar income	9	242	547	608
Interest payable and similar charges	10	(1,459)	(296)	(257)

(Loss)/profit on ordinary activities before taxation	3,12	(20,816)	(2,936)	1,929
Tax on (loss)/profit on ordinary activities	13	(2,196)	(333)	(229)

(Loss)/profit for the financial year		(23,012)	(3,269)	1,700

Dividends — non-equity	16	(76)	(124)	(124)
Retained (loss)/profit for the financial year	29	(23,088)	(3,393)	1,576

		Pence	Pence	Pence
			*Restated	*Restated
Basic (loss)/earnings per ordinary share	15	(247.5)	(45.9)	43.0
Fully diluted (loss)/earnings per ordinary share	15	(247.5)	(45.9)	20.2

      There is no difference between the (loss)/profit on ordinary activities before taxation and the retained (loss)/profit for the year stated above, and their historical cost equivalents.

*	During 2002 the nominal value of ordinary shares was converted from 10p to £1 resulting in the number of shares reducing by a factor of 10, accordingly the comparatives for 2001 and 2000 have been restated.

Statement of group total recognised gains and losses

	2002	2001	2000

	£’000	£’000	£’000
(Loss)/profit for the year	(23,012)	(3,269)	1,700
Transfer of warrant proceeds reserve	—	—	705
Exchange adjustments offset in reserves	(1,011)	(23)	14

	(24,023)	(3,292)	2,419

Reconciliation of movements in group shareholders’ (deficit)/funds

	2002	2001	2000

	£’000	£’000	£’000
(Loss)/profit for the financial year	(23,012)	(3,269)	1,700
Dividends — non equity	(76)	(124)	(124)
New share capital issued	123	2,942	10,659
Exchange adjustments offset in reserves	(1,011)	(23)	14
Share issuance costs	(252)	—	—
Share option compensation charge	—	—	1,058

Net change in shareholders’ (deficit)/funds	(24,228)	(474)	13,307
Opening shareholders’ funds	20,372	20,846	7,539

Closing shareholders’ (deficit)/funds	(3,856)	20,372	20,846

Balance sheets at 31 December

		Group			Company

		2002	2001	2000	2002	2001	2000
	Note
		£’000	£’000	£’000	£’000	£’000	£’000
Intangible assets	17	29,477	32,378	15,119	29,387	32,363	14,027
Tangible assets	18	1,482	1,530	960	255	312	114
Investments	19	—	—	—	1,031	1,031	1,031

		30,959	33,908	16,079	30,673	33,706	15,172

Current assets
Stock	20	4,799	2,438	1,878	4,759	2,423	1,868
Debtors	21	9,694	5,408	3,133	21,011	22,177	4,907
Investments	22	—	44	10,064	—	44	10,064
Cash at bank and in hand		15,072	20,688	1,348	12,044	19,405	1,055

		29,565	28,578	16,423	37,814	44,049	17,894

Creditors: amounts falling due within one year	23	41,557	36,902	3,037	43,414	52,885	4,468

Net current (liabilities)/assets		(11,992)	(8,324)	13,386	(5,600)	(8,836)	13,426

Total assets less current liabilities		18,967	25,584	29,465	25,073	24,870	28,598
Creditors: amounts falling due after more than one year	24	22,792	4,466	6,458	28,884	4,466	6,266
Provisions for liabilities and charges	25	31	746	2,161	31	746	2,161

Net (liabilities)/assets		(3,856)	20,372	20,846	(3,842)	19,658	20,171

Capital and reserves
Called up share capital	27	11,838	11,804	10,944	11,838	11,804	10,944
Share premium account	29	37,981	38,144	36,062	36,288	36,451	34,369
Merger reserve	29	(1,027)	(1,027)	(1,027)	—	—	—
Profit and loss account	29	(52,648)	(28,549)	(25,133)	(51,968)	(28,597)	(25,142)

Total shareholders’ (deficit)/funds		(3,856)	20,372	20,846	(3,842)	19,658	20,171

Analysis of shareholders’ (deficit)/funds
Equity		(10,062)	7,560	8,034	(10,048)	6,846	7,359
Non-equity		6,206	12,812	12,812	6,206	12,812	12,812

		(3,856)	20,372	20,846	(3,842)	19,658	20,171

Consolidated cash flow statement

for the year ended 31 December

	Note	2002	2001	2000

		£’000	£’000	£’000
Net cash inflow from operating activities		3,811	11,670	3,531

Returns on investment and servicing of finance
Dividends paid on non-equity shares		—	—	(124)
Interest received		242	526	454
Interest paid on loans and overdrafts		(52)	(287)	(47)
Interest paid on finance leases		(3)	(9)	(15)
Other interest paid		—	—	(8)

Net cash inflow from returns on investments and servicing of finance		187	230	260

Taxation
Corporation tax paid		(529)	(284)	(30)

Capital expenditure and financial investment
Purchase of intangible fixed assets		(6,776)	(32,385)	(3,887)
Purchase of tangible fixed assets		(444)	(1,027)	(457)
Proceeds on sale of tangible fixed assets		102	7	68

Net cash outflow from capital expenditure and financial investment		(7,118)	(33,405)	(4,276)

Acquisitions and disposals
Cash received on disposal of South American transdermal business		—	7	—
Cash balance eliminated on disposal of South American transdermal business		—	(98)	—
Net cash acquired with return of transdermal contracts		—	—	4,635

Cash (outflow)/inflow before management of liquid resources and financing		(3,649)	(21,880)	4,120

Management of liquid resources
Decrease/(increase) in short term deposits with banks		—	10,020	(10,020)
Proceeds on sale of current asset investments		—	—	242

Financing
Issue of ordinary share capital	27	123	2,746	6,382
Expenses of issue of ordinary share capital		(252)	(223)	—
New bank and other loans		—	30,919	—
Restructuring costs paid		—	(704)	—
Repayment of principal on bank and other loans	34	(1,600)	(1,493)	(5)
Repayment of principal under finance leases	34	(120)	(163)	(92)

Net cash (outflow)/inflow from financing		(1,849)	31,082	6,285

(Decrease)/increase in cash	33	(5,498)	19,222	627

Reconciliation of operating loss to net cash inflow from operating activities

	2002	2001	2000

	£’000	£’000	£’000
Continuing operations
Operating loss from continuing operations	(20,268)	(3,487)	(1,769)

Amounts written off investments	—	—	(25)
Depreciation on tangible fixed assets	538	394	439
Amortisation of intangible fixed assets	4,609	14,177	1,181
Impairment of intangible fixed assets	24,090	—	—
(Gain)/loss on translation of foreign currency balances	(6,300)	112	—
Loss/(gain) on sale of tangible fixed assets	7	9	(3)
(Increase)/decrease in stocks	(2,361)	(612)	338
(Increase)/decrease in trade debtors	(4,300)	(2,386)	2,450
Decrease/(increase) in other debtors	410	(2,236)	69
(Increase) in prepayments and accrued income	(236)	(221)	(31)
(Decrease)/increase in trade creditors	(168)	1,282	(891)
Increase/(decrease) in other creditors	3,236	1,974	(331)
Increase/(decrease) in other taxation and social security	10	(248)	4
Increase/(decrease) in accruals and deferred income	4,590	468	(1,554)
(Decrease)/increase in provisions	(46)	24	53
Share option compensation charge	—	—	1,058

Net cash inflow from continuing operating activities	3,811	9,250	988

Discontinued operations
Operating profit from discontinued operations	—	458	4,696
Decrease/(increase) in stocks	—	52	(52)
(Increase) in trade debtors	—	(192)	(287)
Decrease/(increase) in other debtors	—	2,480	(229)
Increase/(decrease) in trade creditors	—	39	(370)
(Decrease) in other creditors	—	(417)	(1,215)

Net cash inflow from discontinued operating activities	—	2,420	2,543

Total net cash inflow from operating activities	3,811	11,670	3,531

Notes to the financial statements for the three years ended 31 December 2000, 2001 and 2002

1	Basis of preparation

      The Group has focused its efforts on the establishment of a leading marketing and distribution company focused on neurology and pain management. In implementing this strategy, the Group has acquired US rights to products currently marketed and products presently in development. These acquisitions have been financed by the issue of securities, the sale of assets and loans and deferred payment terms from a related party, Elan Pharma International Limited (“EPIL”).

      The Directors have prepared cash flow projections, which reflect the fund raising in January 2003 (see note 37), for the Group through to 30 April 2004 that are based on management’s current best estimates of future sales and take into consideration recent trends in performance since the end of the year. Based on these sales assumptions, the cash flow projections show adequate cash resources to fund the Group’s existing commercial activities and to meet its Permax short-term deferred payment obligations. These projections show a need to increase the level of cash resources to fund the acquisition and launch of new products such as Zelapar.

      The Directors aim to increase the level of cash resources through a combination of the sale of non-core assets, external financing, reductions in costs and re-negotiation of terms of existing loan and deferred payment obligations. Under an agreement with EPIL, cash generated from the sale of non-core assets and external financing must be utilized in repayment of certain amounts due to EPIL. This includes amounts currently not falling due in the period to 30 April 2004.

      The extent to which the Directors are able to sell non-core assets, raise external finance and/or re-negotiate terms with EPIL is largely unknown in terms of both timing and amount raised. Management is actively monitoring trends in sales and trading performance and will take cost reduction and or strategic actions to ensure that the business infrastructure remains in line with the level of sales generated.

      Based on current sales expectations, the Directors believe that there are adequate funds to finance the Group’s current operations and there is a reasonable prospect of being able to secure sufficient additional funds from a combination of actions to fund the acquisition and launch of products currently in development. Consequently, the Directors have prepared these financial statements on the going concern basis.

2	Principal accounting policies

      The financial statements have been prepared in accordance with applicable accounting standards in the United Kingdom. A summary of the more important group accounting policies, which have been reviewed by the Board in accordance with Financial Reporting Standard (“FRS”) 18 “Accounting Policies” and which have been applied consistently, is set out below.

Basis of accounting

      The financial statements are prepared in accordance with the historical cost convention.

Adoption of FRS 19 “Deferred tax”

      FRS 19, “Deferred tax” has been adopted in the year, but its implementation has had no impact on the amounts included in the profit and loss account and balance sheets. The presentational requirements of FRS 19 for the current and prior year are disclosed in notes 13 and 25.

Basis of consolidation

      The consolidated financial statements include the Company and all its subsidiary undertakings. The turnover and results of subsidiary companies are included in the financial statements from the date of acquisition, except where merger accounting principles are applied, in which case the turnover and results of the Company being merged are included for a full year.

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

      In the case of disposals, turnover and results are included up to the date of disposal.

Goodwill

      Goodwill arising on consolidation represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill thus arising is capitalised and amortised over its useful economic life.

Tangible fixed assets and intangible fixed assets

      Tangible and intangible fixed assets are stated at cost, being their purchase cost, together with any incidental expenses of acquisition.

      Depreciation/amortisation is calculated so as to write off the cost of tangible/ intangible fixed assets less their estimated residual values, on a straight line basis over the expected useful economic lives of the assets concerned. The principal annual rates used for this purpose are:

Plant and equipment	10-20%
Motor vehicles	25%
Fixtures and fittings	20%
Computer equipment	33.33%

      Leasehold land and buildings are amortised over the period of the lease.

      Intangible fixed assets are amortised on a straight line basis over the period in which the Group is expected to benefit from these assets, not exceeding 20 years.

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

Research and development expenditure

      On a continuous basis the Group undertakes various clinical trials to establish and provide evidence of product efficacy.

      All research and development costs are written off as incurred, except as provided in the following paragraph.

      For a number of products under development, income is triggered under licence agreements by the submission of registration dossiers once trials have been completed, or simply by evidence of trials results alone. In these circumstances it is the Company’s policy that the direct external costs of specific trials required to fulfil these criteria will be carried forward as work-in-progress up to the value of the income to be generated, where that income is expected to be received within twelve months of the balance sheet date. At present, the Company has no costs meeting these criteria and no work-in-progress is being carried forward.

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

Pre-launch costs

      Prior to launch of a new pharmaceutical product, the Company may incur significant pre-launch marketing costs. Such costs are expensed as incurred.

Advertising costs

      The Company has adopted an accounting policy for advertising costs whereby they are expensed as incurred. For the year ended 31 December 2002 costs incurred were £234,000 (31 December 2001: £589,000, 31 December 2000: £126,000).

Stocks and work in progress

      Stocks and work in progress are stated at the lower of cost and net realisable value. In general, cost is determined on a “first in, first out” basis and includes transport and handling costs. In the case of manufactured products, cost includes all direct expenditure and production overheads based on the normal level of activity. Where necessary, provision is made for obsolete, slow moving and defective stocks.

Finance and operating leases

      Costs in respect of operating leases are charged on a straight-line basis over the lease term. Where fixed assets are financed by leasing arrangements, which transfer to the Group substantially all the benefits and risks of ownership, the assets are treated as if they had been purchased outright and are included in tangible fixed assets. The capital element of the leasing commitments is shown as obligations under finance leases. The lease rentals are treated as consisting of capital and interest elements. The capital element is applied to reduce the outstanding obligations and the interest element is charged against profit in proportion to the reducing capital element outstanding. Assets held under finance leases are depreciated over the shorter of the lease terms and the useful lives of equivalent owned assets.

Foreign currencies

      Assets and liabilities of foreign subsidiaries are translated into sterling at rates of exchange ruling at the end of the financial year and the results of foreign subsidiaries are translated at the average rate of exchange for the year. Differences on exchange arising from the retranslation of the opening net investment in subsidiary companies, and from the translation of the results of those companies at average rate, are taken to reserves and are reported in the statement of total recognised gains and losses. All other foreign exchange differences are taken to the profit and loss account in the year in which they arise.

Financial instruments

      Current asset investments are stated at the lower of cost and market value. If there is no longer any market available for them, then the carrying value will be written down accordingly. Gains or losses on sale of such items will be recognised in the period in which the transaction takes place.

      All borrowings are initially stated at the amount of consideration received. Finance costs are charged to the profit and loss account over the term of the borrowing and represent a constant proportion of capital repayment outstanding.

Turnover

      Revenues exclude value added tax, sales between group companies and trade discounts. Revenues from pharmaceutical product sales and royalties now comprise the main element of the Company’s income. This revenue represents the invoice value of products delivered to the customer, less trade discounts. The Company

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

makes provisions for product returns based on specific product by product sales history and the value of product returns is taken as a deduction from revenue.

      Royalty income is recognised when earned, based on related sales of products under agreements providing for royalties and is included under the heading “royalties and product sales”. Product sales income is recognised on the delivery of the related goods.

      Income under license agreements is recognised when amounts have been earned through the achievement of specific milestones set forth in those agreements and the costs to attain those milestones have been incurred by the Company. A minority of the license agreements provide that if the Company materially breaches the agreement or fails to achieve required milestones, the Company would be required to refund all or a specified portion of the income received under the agreement. No provision is included for repayments of such income if the directors consider that this eventuality is remote.

Deferred taxation

      Provision is made for deferred taxation in accordance with FRS 19, “Deferred taxation” on all material timing differences. Deferred tax assets are recognised to the extent that they are regarded as recoverable. Deferred tax assets and liabilities are not discounted.

Pension costs

      The Group contributes a set proportion of certain employees’ gross salary to defined contribution money purchase pension schemes. The pension costs charged to the profit and loss account represent the amount of contributions payable in respect of the accounting period.

      The Company provides no other post retirement benefits to its employees.

Short term investments

      Bank deposits which are not repayable on demand are treated as short term investments in accordance with FRS 1 (Revised 1996) “Cashflow statements”. Movements in such investments are included under “Management of liquid resources” in the Group’s cash flow statement.

Share schemes

      In accordance with the provisions of Urgent Issues Task Force Abstract 17 “Employee share schemes”, the Group makes charges to the profit and loss account when options are granted, the charge being the estimated market value of the shares at the date of grant less the exercise price of the options. The charge is reflected in the consolidated profit and loss account with an offsetting credit to reserves.

      Employer’s National Insurance and similar taxes arise on the exercise of certain share options. In accordance with Urgent Issues Task Force Abstract 25 “National Insurance contributions on share options gains” a provision is made, calculated using the market price at the balance sheet date, pro-rated over the vesting period of the options.

Discontinued operations

      During 2002, a provision for costs associated with discontinued operations was released. During 2001, the Group disposed of all of its 99.16% equity interest in its South American transdermal business. This business has been included within discontinued operations in the profit and loss account. Discontinued operations also include some transactions related to the disposal of the main UK-based transdermal business in 1999.

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

Risks and uncertainties

      The value of the Company’s patent and proprietary rights will be affected by its ability to obtain and preserve patent protection for its products and trade secrets, and by the emergence of competing technologies over time. In particular, the value of the intangible assets described in note 17 could be severely affected by changes in the status of the Company’s patent and proprietary rights.

      In addition, as the Company’s products are highly regulated, any withdrawal of approval could impact the carrying value of the related inventory.

      We currently rely on a single source of supply for most of our products. In the case of Permax, we received notice in March 2003 that the supplier has elected to terminate its manufacturing and supply obligations to us, with effect from 4 March 2006. There is therefore a risk that the Company will be unable to transfer manufacturing arrangements to an alternative provider in a timely or cost effective manner.

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

Nature of operations

      The principal activities of the Company comprise the marketing and distribution of pharmaceutical products and the provision of drug delivery and development services to third party pharmaceutical companies. Currently the Company’s principal products consist of a portfolio of products which were acquired on September 29, 1999 from Elan Pharmaceuticals Inc, a related party, (see note 38). During 2001, the Company entered the neurology market with the acquisition of the exclusive US marketing and distribution rights to Permax, a product approved by the US Food and Drug Administration (“FDA”) as a treatment for Parkinson’s disease. In 2002, the Company exercised an option to acquire continuing marketing and distribution rights to Permax (see note 38).

      An analysis of performance by geographical segment is given in note 3.

Restatement of comparatives

      During the period ended 31 December 2001 the Company sold all of its 99.16% equity interest in its South American transdermal patch business. Consequently, this business has been shown in the profit and loss account as a discontinued operation and the comparatives have been restated to be consistent with this.

      During 2002 the nominal value of ordinary shares was converted from 10p to £1 resulting in the number of shares reducing by a factor of 10, accordingly the comparatives for 2001 and 2000 have been restated.

3	Analysis by geographical segment

      The Company operates in, and is managed as, a single segment. The majority of European sales are made to companies based in France and the majority of sales elsewhere are made to companies based in the United States. The following analysis is of revenue by geographical segment, origin, of net (loss)/ profit and net (liabilities)/ assets by companies in each territory. Analysis is also provided of revenue by class and also of long lived assets by geographical location.

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

Sales by destination

	2002	2001	2000

	£’000	£’000	£’000
Geographical segment
United Kingdom	532	678	—
Europe	2,964	3,273	3,032
North America	36,348	32,682	7,494
Rest of the world	805	294	—

	40,649	36,927	10,526
Discontinued operation	—	2,225	7,013

	40,649	39,152	17,539

Sales by origin

	2002	2001	2000

	£’000	£’000	£’000
Geographical segment
United Kingdom	70	60	—
North America	36,348	32,523	7,201
Europe	4,231	4,344	3,325

	40,649	36,927	10,526
Discontinued operation	—	2,225	7,013

	40,649	39,152	17,539

(Loss)/profit before taxation

	2002	2001	2000

	£’000	£’000	£’000
Geographical segment
United Kingdom	(21,686)	(4,401)	(1,117)
Europe	(207)	286	(3)
North America	1,077	879	(189)

	(20,816)	(3,236)	(1,309)
Discontinued operation	—	300	3,238

	(20,816)	(2,936)	1,929

Net (liabilities)/assets

	2002	2001	2000

	£’000	£’000	£’000
Geographical segment
United Kingdom	(3,241)	19,900	20,161
Europe	(694)	(261)	(670)
North America	79	733	183
Rest of the world	—	—	1,172

	(3,856)	20,372	20,846

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

Analysis by class of business

	2002	2001	2000

	£’000	£’000	£’000
Turnover
Licensing and development fees	2,069	1,472	817
Services	394	104	76
Royalties and product sales	38,186	35,351	9,633

	40,649	36,927	10,526
Discontinued operations	—	2,225	7,013

	40,649	39,152	17,539

Long lived assets by geographical location

	2002	2001	2000

	£’000	£’000	£’000
United Kingdom	29,642	32,675	14,141
Europe	711	580	665
North America	606	653	157
Rest of world	—	—	1,116

	30,959	33,908	16,079

Significant customers

      During the year ended 31 December 2002, approximately 23% of the Group’s revenues were from one major customer and the next four largest customers accounted for a further 56% of revenues.

      Approximately 10% of the Company’s revenues in the year ended 31 December 2001 were from one major customer and the next four largest customers accounted for a further 26% of revenues. Approximately 13% of the Company’s revenues in the year ended 31 December 2000 were from one major customer and the next four largest customers accounted for a further 37% of revenues. For each of these three periods, the significant customers are located in the United States of America.

      The majority of operating costs and assets and liabilities serve the three classes of business, therefore it is not possible to analyse profit or loss before taxation or net assets between classes of business. The directors do not regard the level of sales between segments of the business to be significant and as a result these are not separately classified. These sales between group companies have been eliminated on consolidation.

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

4	Cost of sales

	2002	2001	2000

	£’000	£’000	£’000
Cost of sales	15,805	15,738	4,492
Inventory write-off	2,891	—	—

	18,696	15,738	4,492
Analysed:
Continuing operations	18,696	14,734	3,089
Discontinued operations	—	1,004	1,403

Total operating expenses	18,696	15,738	4,492

      During 2002, the Company recorded a non-recurring charge for inventory write-offs due to the generic competition against Phrenilin with Caffeine and Codeine.

5	Operating expenses

	Note	2002	2001	2000

		£’000	£’000	£’000
Administrative expenses
Administrative and general expenses		7,485	5,107	4,731
Selling and marketing expenses		7,197	4,012	362
Foreign exchange gain		(5,019)	—	—
Amortisation of intangible fixed assets	17	1,779	1,725	1,181
Amortisation of Permax sales and marketing rights	17	2,830	12,452	—
Impairment of Moraxen carrying value	17	294	—	—
Impairment of Permax carrying value	17	23,796	—	—

		38,362	23,296	6,274
Analysed:
Continuing operations		38,362	22,839	5,839
Discontinued operations		—	457	435

		38,362	23,296	6,274
Research and development costs
Continuing operations		3,859	2,841	3,367
Discontinued operations		—	306	479

		3,859	3,147	3,846

Total operating expenses		42,221	26,443	10,120

6	Directors’ emoluments

	2002	2001	2000

	£’000	£’000	£’000
Aggregate emoluments	873	758	401
Company pension contributions to money purchase schemes	22	18	15

	895	776	416

      The Company paid pension contributions to money purchase pension schemes on behalf of one director (year to 31 December 2001: one director, year to 31 December 2000: one director).

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

      T G Lynch waived emoluments in respect of the year ended 31 December 2002 amounting to £25,000 (year to 31 December 2001: £25,000, year to 31 December 2000: £25,000). Also, J Groom waived emoluments in respect of the year ended 31 December 2002 amounting to £25,000 (year to 31 December 2001: £14,000).

      Total remuneration of directors (including benefits in kind) includes amounts paid to:

Highest paid director

	2002	2001	2000

	£’000	£’000	£’000
Aggregate emoluments	514	557	316
Company pension contributions to money purchase schemes	22	18	15

	536	575	331

7	Employee information

      The average monthly number of persons (including executive directors) employed by the Group during the year was:

	2002	2001	2000

	£’000	£’000	£’000
Marketing and administration	58	30	16
Clinical and registration	6	7	6
Research and development	24	29	27
Computing	2	2	2
Laboratory	16	16	14

	106	84	65

	2002	2001	2000

	£’000	£’000	£’000
Staff costs (for the above persons):
Wages and salaries	5,386	3,489	2,192
Social security costs	1,053	489	431
Other pension costs	233	155	153

	6,672	4,133	2,776

8	(Loss)/profit on disposal of discontinued operations

	2002	2001	2000

	£’000	£’000	£’000
(Loss) on disposal of South American transdermal business	—	(893)	—
Profit on sale of transdermal business	—	—	759

	—	(893)	759

      There were no disposals during 2002.

      Profit of £759,000 for the year ended 31 December 2000 related to the reversal of a payable balance, arising on the 1999 sale of the UK transdermal patch business, which was paid on behalf of the Company by Elan. The Company is not obliged to repay Elan any of this amount.

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

      On 30 November 2001 the Company and its subsidiary, Amarin Pharmaceuticals Company Limited, concluded the sale of its 99.16% share of its South American transdermal patch product development business comprising the Company’s entire interest in the business. The South American transdermal patch business was discontinued from that date.

      The consolidated profit and loss account contains a combined profit/ (loss) on discontinued operations calculated as follows:

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Revenue
Royalties and product sales	—	2,036	3,072
Licensing and development fees	—	146	3,870
Services	—	43	71

Total revenues from discontinued operations	—	2,225	7,013
Cost of sales	—	1,004	1,403

Gross profit	—	1,221	5,610
Operating expenses
Research and development	—	306	479
Selling, general and administrative expenses	—	457	435

Total operating expenses from discontinued operations	—	763	914

Operating profit	—	458	4,696
Exceptional cost of restructuring (see note 11)	669	735	(2,108)

Profit from discontinued operations	669	1,193	2,588

9	Interest receivable and similar income

	2002	2001	2000

	£’000	£’000	£’000
Bank interest receivable and similar income	240	526	365
Other interest receivable	2	—	1
Gain on disposal of current asset investments	—	21	242

	242	547	608

10	Interest payable and similar charges

	2002	2001	2000

	£’000	£’000	£’000
On bank overdrafts	3	14	9
On other loans	1,153	273	162
On finance leases	3	9	17
Other interest payable	300	—	69

	1,459	296	257

      Other interest payable comprises of interest payable on the under-provision of UK corporation tax relating to prior years (see note 13).

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

11	Exceptional items

	2002	2001	2000

	£’000	£’000	£’000
Exceptional costs — restructuring:
Discontinuing operations	(669)	(735)	2,108

      The costs shown above in 2000 represented the estimated costs incurred in terminating the contracts that were not assumed by Elan Pharma International Limited as part of the sale to them of the transdermal assets and liabilities. This expense formed part of the overall programme of restructuring the business towards a pharmaceuticals products marketing and distribution focus and reducing research and development activities. In December 2000 the Company was informed that Elan Pharma International Limited would not be assuming certain of these contracts. As this area of the business had been discontinued, certain costs were estimated to be incurred in terminating a number of contracts, and the provision represented the directors’ estimate of the costs that were expected to be incurred. £735,000 of this provision was released during 2001. The remaining £669,000 of this provision was released during 2002 (see note 25).

12  (Loss)/profit on ordinary activities before taxation

	2002	2001	2000

	£’000	£’000	£’000
(Loss)/profit on ordinary activities before taxation is stated after charging:
Depreciation/amortisation charge for the period:
Intangible fixed assets	4,609	14,177	1,181
Tangible owned fixed assets	448	299	348
Tangible fixed assets held under finance leases	90	95	91
Auditors’ remuneration for audit (company £154,000, year to 31 December 2001: £113,000, year to 31 December 2000; £50,000)	166	133	81
Auditors’ remuneration for non-audit work	83	178	123
Operating lease charges
Plant and machinery	10	3	—
Other	1,022	390	307
Loss/(gain) on disposal of fixed assets	7	9	(3)

13  Taxation

	2002	2001	2000

	£’000	£’000	£’000
Tax on (loss)/profit on ordinary activities:
United Kingdom corporation tax at 30%
Current year	—	165	55
(Over)/under provision in respect of prior years	1,622	(12)	42
Overseas taxation: current	574	180	132

Total current tax	2,196	333	229

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

      During 2002, the Company provided for £1,622,000 in respect of prior years corporation tax payable. Of this, £1,605,000 relates to the gain arising on the disposal of the transdermal business in 1999. The charge attributable to continuing operations is:

	2002	2001	2000

	£’000	£’000	£’000
United Kingdom corporation tax
Current year	—	115	60
Prior year	107	(12)	42
Overseas tax	574	180	127

Attributable to continuing operations	681	283	229

      The following items represent the principal reasons for the differences between corporate income taxes computed at the United Kingdom statutory tax rate and the total current tax charge for the year.

	2002	2001	2000

	£’000	£’000	£’000
(Loss)/profit on ordinary activities before tax	(20,816)	(2,936)	1,929

(Loss)/profit on ordinary activities multiplied by standard rate of corporate tax in the UK of 30% (2001: 30%, 2000: 30%)	(6,245)	(881)	579
Overseas tax and adjustments in respect of foreign tax rates	583	180	8
Accelerated capital allowances and other short term timing differences	2,087	895	(441)
Expenses not deductible for tax purposes	4,149	151	41
Adjustments to tax charge in respect of previous period	1,622	(12)	42

Current tax charge	2,196	333	229

      In the UK, the applicable statutory rate for Corporate income tax was 30% for the year ended 31 December 2000, 2001 and 2002.

      The corporate tax rate in Sweden is 28%. A loss sustained in any income year may be carried forward and deducted from taxable income during the next and subsequent years. No carryback is permitted. The corporate tax rate in the United States is 34%. For tax years beginning after August 5, 1997, companies may generally carry back net operating losses two years and forwards twenty years.

      Losses carried forward in the continuing UK Company at 31 December 2002 were £33,533,000 (31 December 2001: £28,845,000, 31 December 2000: £20,718,000) subject to confirmation by UK tax authorities. Under UK tax law, these losses can be carried forward indefinitely for set off against future profits of the same trade.

      The Company has recognised a full valuation allowance against deferred tax assets as the likelihood of realising these assets is uncertain.

      During the year ended 31 December 2001, the main reconciling item in arriving at the current tax charge related to accelerated capital allowances and other short term timing differences. The main timing difference related to losses that were carried forward for set off against future profits of the same trade. During the year ended 31 December 2002 the main reconciling items in arriving at the current tax charge related to accelerated capital allowances, other short term timing differences and expenses not deductible for tax purposes. The main timing difference related to losses that were carried forward for set off against future profits of the same trade. The expenses not deductible for tax purposes principally related to the diminution in value of intangible fixed assets.

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

14  Loss for the financial period

      As permitted by section 230 of the Companies Act 1985, the Company’s profit and loss account has not been included in these financial statements. Of the consolidated loss attributable to the shareholders of Amarin Corporation plc a loss of £23,371,000 (31 December 2001: loss of £3,455,000, 31 December 2000: loss of £11,729,000) has been dealt with in the financial statements of the Company.

15  (Loss)/earnings per ordinary share

      The (loss)/earnings per ordinary share are as follows:

	2002	2001	2000

		*Restated	*Restated
Net (loss)/earnings attributable to ordinary shareholders (£’000)	(23,012)	(3,269)	1,700

Basic (loss)/earnings per ordinary share (pence)	(247.5)	(45.9)	43.0

Fully diluted (loss)/earnings per ordinary share (pence)	(247.5)	(45.9)	20.2

Weighted average number of ordinary shares in issue	9,297,200	7,124,700	3,953,100
Dilutive impact of cumulative preference shares	2,000,000	4,129,800	4,129,800
Dilutive impact of share options outstanding	565,500	765,800	345,700

Fully diluted average number of ordinary shares in issue	11,862,700	12,020,300	8,428,600

*	During 2002 the nominal value of ordinary shares was converted from 10p to £1 resulting in the number of shares reducing by a factor of 10, accordingly the comparatives for 2001 and 2000 have been restated.

      Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue in the year.

      Fully diluted earnings per share is calculated using the weighted average number of ordinary shares in issue adjusted to reflect the effect were the cumulative preference shares to be converted to additional ordinary shares, together with the effect of exercising those share options granted where the exercise price is less than the average market price of the ordinary shares during the year. Because the Company reported a net loss in 2002 and 2001, the loss per share is not reduced by dilution.

16  Dividends — non-equity

      In 2002 the Company has proposed and accrued £76,000 relating to non-equity dividends on the 3% convertible preference shares of £1 nominal value. In 2001 and 2000 the Company has accrued £124,000 relating to non-equity dividends on 4,129,819 3% convertible preference shares of £1 nominal value. During 2002, 2,129,819 of the shares were converted into ordinary shares (see note 27).

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

17  Intangible fixed assets

Group	£’000

Cost
At 1 January 2000	17,720
Additions	3,887

At 31 December 2000 and at 1 January 2001	21,607
Additions	32,385
Disposals	(6,066)

At 31 December 2001 and at 1 January 2002	47,926
Additions	25,798

At 31 December 2002	73,724

Amortisation
At 1 January 2000	5,307
Charge for year	1,181

At 31 December 2000 and at 1 January 2001	6,488
Charge for year	14,177
Eliminated on disposal	(5,117)

At 31 December 2001 and at 1 January 2002	15,548
Charge for the year	4,609
Impairment charge	24,090

At 31 December 2002	44,247

Net Book Value
Net book value at 31 December 2002	29,477

Net book value at 31 December 2001	32,378

Net book value at 31 December 2000	15,119

      Additions in 2002 to intangible fixed assets comprise £25,733,000 in respect of the purchase of the remaining US rights to Permax following the Company’s exercise of its option to purchase these outright. £65,000 was also paid in order to acquire an option to purchase exclusive rights to promote, sell and distribute Zelapar in the US.

      During 2002, the Group recorded impairment charges in relation to the value of Permax (£23,796,000), following the introduction of generic competition and Moraxen (£294,000). Moraxen has no carrying value remaining. The impairment charges were calculated in accordance with FRS11 (UK GAAP) “Impairment of fixed assets and goodwill”. As prescribed in FRS11 the launch of a generic is a “trigger” event which necessitates, where appropriate, a revision of the carrying value of the intangible.

      Additions in 2001 comprised £19,943,000 in respect of sales and marketing product rights, £12,405,000 purchase of product rights option and £37,000 in respect of purchase of patents. The sales and marketing product rights originally entitled the Company to generate revenues from the sale of Permax over the period to June 30, 2002. These rights were being amortised over this period until the exercise of the associated option to purchase outright. £12,452,000 of the amortisation charge in the year ended 31 December 2001 shown above relates to Permax.

      The directors have made an assessment of the expected useful lives of intangible assets and they are being amortised over these periods, which do not exceed 15 years, in accordance with the expected underlying pattern of cashflows to be generated by the assets.

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

Company

£’000

Cost
At 1 January 2000	11,758
Additions	3,860

At 31 December 2000 and at 1 January 2001	15,618
Additions	32,349

At 31 December 2001 and at 1 January 2002	47,967
Additions	25,798

At 31 December 2002	73,765

Amortisation
At 1 January 2000	415
Charge for year	1,176

At 31 December 2000 and at 1 January 2001	1,591
Charge for year	14,013

At 31 December 2001 and at 1 January 2002	15,604
Charge for the year	4,684
Impairment charge	24,090

At 31 December 2002	44,378

Net Book Value
Net book value at 31 December 2002	29,387

Net book value at 31 December 2001	32,363

Net book value at 31 December 2000	14,027

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

18  Tangible fixed assets

	Short	Plant and	Motor	Fixtures	Computer
Group	leasehold	equipment	vehicles	and fittings	equipment	Total

	£’000	£’000	£’000	£’000	£’000	£’000
Cost
At 1 January 2000	33	2,133	57	28	344	2,595
Additions	—	264	39	70	84	457
Disposals	—	(97)	(16)	(7)	—	(120)

At 31 December 2000 and at 1 January 2001	33	2,300	80	91	428	2,932
Additions	407	164	—	379	77	1,027
Disposals	(33)	(100)	(27)	(4)	(44)	(208)

At 31 December 2001 and at 1 January 2002	407	2,364	53	466	461	3,751
Additions	—	318	—	125	156	599
Disposals	—	(98)	—	(108)	(15)	(221)

At 31 December 2002	407	2,584	53	483	602	4,129

Accumulated depreciation
At 1 January 2000	16	1,249	57	3	263	1,588
Charge for the year	3	366	7	17	46	439
Eliminated on disposals	—	(39)	(16)	—	—	(55)

At 31 December 2000 and at 1 January 2001	19	1,576	48	20	309	1,972
Charge for the year	22	255	9	55	53	394
Eliminated on disposals	(21)	(60)	(27)	(2)	(35)	(145)

At 31 December 2001 and at 1 January 2002	20	1,771	30	73	327	2,221
Charge for the year	18	282	10	87	141	538
Eliminated on disposals	—	(31)	—	(70)	(11)	(112)

At 31 December 2002	38	2,022	40	90	457	2,647

Net book value
At 31 December 2002	369	562	13	393	145	1,482

At 31 December 2001	387	593	23	393	134	1,530

At 31 December 2000	14	724	32	71	119	960

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

      Plant and equipment includes assets held under finance leases and purchase contracts as follows:

Group	£’000

Cost
At 1 January 2000	577

At 31 December 2000 and at 1 January 2001	577
Disposals	(62)

At 31 December 2001 and at 1 January 2002	515
Additions	137
Disposals	(92)

At 31 December 2002	560

Accumulated depreciation
At 1 January 2000	258
Charge for year	91

At 31 December 2000 and at 1 January 2001	349
Charge for year	95

At 31 December 2001 and at 1 January 2002	444
Charge for year	90
Disposals	(35)

At 31 December 2002	499

Net book value
At 31 December 2002	61

At 31 December 2001	71

At 31 December 2000	228

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

	Short	Plant and	Motor	Fixtures	Computer
Company	leasehold	equipment	vehicles	and fittings	equipment	Total

	£’000	£’000	£’000	£’000	£’000	£’000
Cost
At 1 January 2000	33	97	42	4	103	279
Additions	—	—	38	—	27	65
Disposals	—	(97)	(16)	—	—	(113)

At 31 December 2000 and at 1 January 2001	33	—	64	4	130	231
Additions	182	—	—	52	42	276
Disposals	(33)	—	(27)	(2)	(35)	(97)

At 31 December 2001 and at 1 January 2002	182	—	37	54	137	410
Additions	—	—	—	5	25	30

At 31 December 2002	182	—	37	59	162	440

Accumulated depreciation
At 1 January 2000	16	33	42	4	37	132
Charge for the year	3	6	6	—	25	40
Eliminated on disposals	—	(39)	(16)	—	—	(55)

At 31 December 2000 and at 1 January 2001	19	—	32	4	62	117
Charge for the year	16	—	9	7	34	66
Eliminated on disposals	(21)	—	(27)	(2)	(35)	(85)

At 31 December 2001 and at 1 January 2002	14	—	14	9	61	98
Charge for the year	18	—	10	10	49	87

At 31 December 2002	32	—	24	19	110	185

Net book value
At 31 December 2002	150	—	13	40	52	255

At 31 December 2001	168	—	23	45	76	312

At 31 December 2000	14	—	32	—	68	114

      The Company had no tangible fixed assets under finance leases at 31 December 2002, 31 December 2001 or 31 December 2002.

19  Fixed asset investments

Group

      The Group had no fixed asset investments as 31 December 2002, 2001 or 2000.

Company

Group
undertakings

£’000
Cost or valuation
At 31 December 2002, 2001 and 2000	1,031

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

Interest in group undertakings

			Proportion of
			nominal value of
			issued share capital
	Country of		held by the
	incorporation
Name of undertaking	or registration	Description of shares held	Group	Company

			%	%
Amarin Pharmaceuticals Company Limited	England and Wales	1,599,925	100	100
		£1 ordinary shares
Ethical Pharmaceuticals (UK) Limited	England and Wales	16,262	100	100
		£1 ordinary shares
		11,735	100	100
		£1 ‘A’ ordinary shares
		375,050 £1 redeemable	100	100
		cumulative preference shares
		5,421 £1 redeemable	100	100
		convertible cumulative preference shares
Gacell Holdings AB	Sweden	1,000 SEK 100 ordinary shares	100	—
Amarin Development (Sweden) AB	Sweden	1,000 SEK 100 ordinary shares	100	—
Amarin Pharmaceuticals Inc.	United States	10 US $0.01 common stock	100	—

      All the above subsidiary undertakings have been consolidated in the financial statements using the acquisition method except for Gacell Holdings AB which has been accounted for as a merger.

Sales and marketing companies

      Amarin Pharmaceuticals Inc.

Research and development of pharmaceutical products and new drug delivery systems

      Amarin Development (Sweden) AB.

Intermediate holding companies

      Gacell Holdings AB and Amarin Pharmaceuticals Company Limited.

Non trading companies

      Ethical Pharmaceuticals (UK) Limited.

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

20	Stock

	Group			Company

	2002	2001	2000	2002	2001	2000

	£’000	£’000	£’000	£’000	£’000	£’000
Raw materials and consumables	497	704	794	496	704	784
Finished goods and goods for resale	4,302	1,734	1,084	4,263	1,719	1,084

	4,799	2,438	1,878	4,759	2,423	1,868

21	Debtors

	Group			Company

	2002	2001	2000	2002	2001	2000

	£’000	£’000	£’000	£’000	£’000	£’000
Amounts falling due within one year
Trade debtors	8,360	4,060	1,961	8,180	3,661	1,469
Amounts owed by group undertakings	—	—	—	12,017	17,821	2,801
Other debtors	650	900	945	207	327	488
Prepayments and accrued income	684	448	227	607	368	149

	9,694	5,408	3,133	21,011	22,177	4,907

      No provision or charge against bad or doubtful debts has been made during 2002, 2001, 2000.

22	Current asset investments

      The Group holds an investment in Antares Pharma Inc. (“Antares”) (formerly Medi-Ject Corporation), which is listed on the NASDAQ Exchange in the United States. In 2002, the directors have written off the carrying value of the investment in Antares.

      In 2001 the carrying value was £44,000 against a market value of £39,000, the directors did not consider it necessary to reduce the year end carrying value to the market value as they considered the reduction to be a temporary diminution. The investment was held at its market value, being £44,000 at 31 December 2000.

      At 31 December 2000, £10,020,000 of current asset investments was represented by cash held on short term deposit.

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

23	Creditors: amounts falling due within one year

	Group			Company

	2002	2001	2000	2002	2001	2000

	£’000	£’000	£’000	£’000	£’000	£’000
Bank overdraft	—	118	—	—	—	—
Current portion of other loans	17,082	30,919	—	10,870	30,919	—
Obligations under finance leases	12	97	166	—	—	—
Trade creditors	1,907	2,075	1,226	1,770	1,886	844
Amounts owed to group undertakings	—	—	—	8,614	16,910	2,621
Corporation tax payable	1,980	153	104	1,970	153	55
Other taxation and social security payable	239	229	477	165	167	234
Other creditors	14,457	2,021	366	14,405	1,782	179
Accruals and deferred income	5,880	1,290	698	5,620	1,068	535

	41,557	36,902	3,037	43,414	52,885	4,468

(a)	At 31 December 2002, the “Current portion of other loans” comprises an unsecured loan from related parties, with a total principal amount of £26,399,000 (US$42,500,000) of which $27,500,000 (£17,082,000) is shown as due within one year. Of this amount, $17,500,000 (£10,870,240) was repayable at 31 December 2002, with the remaining $10,000,000 (£6,212,000) due in 2003. The loan carries interest at 2% above dollar LIBOR. On January 16, 2003 US$17,500,000 was paid. The remaining US$10,000,000 has been restructured and deferred by one year and is now due in 2004.

(b)	As further discussed in Note 24, £7,764,000 of the current portion of “Other creditors” relates to the deferred fixed payments due as a result of the exercise of the option with Permax. These payments do not bear interest.

      There is a right of set off between all of the Company’s United Kingdom bank accounts and each company cross guarantees every other company within the UK group. In Sweden, the average outstanding line of credit in the year to 31 December 2002, 2001, 2000 was £nil, £54,000 and £118,000 respectively. The available line of credit in each of these years was £285,000. The average bank interest rate in Sweden for the year ended 31 December 2002 was 5% (31 December 2001 5.3%, 31 December 2000 5%).

24	Creditors: amounts falling due after more than one year

	Group			Company

	2002	2001	2000	2002	2001	2000

	£’000	£’000	£’000	£’000	£’000	£’000
Other loans	13,354	4,466	6,266	19,566	4,466	6,266
Other creditors	9,318	—	98	9,318	—	—
Obligations under finance leases	120	—	94	—	—	—

	22,792	4,466	6,458	28,884	4,466	6,266

      Long-term debt is made up of loans which are repayable as shown below;

In 2002, other loans comprises of:

a)	a non-interest bearing loan, with a related party, of £4,037,000 (US$6,500,000) which is repayable in one lump sum on September 29, 2004 and is unsecured;

b)	the longer term portion of the loan further described in Note 23(a) is £9,317,000 (US$15,000,000) with a related party and repayable on September 30, 2004. The loan bears interest at LIBOR dollar

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

rate plus 2% per annum and is unsecured. As discussed in Note 23(a) $17,500,000 due at 31 December 2002 was paid in January 2003. In addition, in 2003 the loan was restructured and the longer term portion due previously on September 30, 2004 has been deferred by one year to September 30, 2005 (see note 23(a));

      In 2002, “Other creditors” include amounts due to a related party, in respect of deferred consideration arising on the purchase of the remaining US rights to Permax. £7,764,000 (US$12,500,000) was due within one year, while £9,318,000 (US$15,000,000) was due after one year. This liability is interest free and repayable by quarterly instalments. Since the year end, a repayment of US$2,500,000 has been made and an amount of US$7,500,000 in future option payments has been waived by a related party as part of a debt restructuring.

In 2001, other loans comprises of:

a)	non-interest bearing loan, with a related party, of £4,466,000 (US$6,500,000) which was repayable at 30 September 2000 has been renegotiated and is now repayable by 29 September 2004 and is unsecured; and

b)	a loan with an outstanding amount of £419,000 at 31 December 2000 (31 December 1999: £336,000 (US$542,000)) which was repayable on 30 June 2005, was converted into 1,000,000 ordinary shares during the year ended 31 December 2001.

In 2000, other loans include:

a)	a loan with an outstanding amount of £4,354,000, which was repayable by 29 September 2004, was non-interest bearing and is unsecured;

b)	a loan with an outstanding amount of £1,493,000, which was repayable on 6 April 2003, bears interest at LIBOR dollar rate plus 2% per annum and was unsecured; and

c)	a loan with an outstanding amount of £419,000, which was repayable on 30 June 2005, was unsecured and bears interest at 11% per annum.

Analysis of repayments

Bank overdrafts, bank loans and other loans are repayable as follows:

	Group			Company

	2002	2001	2000	2002	2001	2000

	£’000	£’000	£’000	£’000	£’000	£’000
Within one year or on demand	24,847	31,037	—	24,847	30,919	—
Between one and two years	19,567	—	—	19,567	—	—
Between two and five years	3,105	4,466	6,266	3,105	4,466	6,266

	47,519	35,503	6,266	47,519	35,385	6,266

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

      The future minimum lease payments to which the Group and the Company are committed under finance leases are as follows:

	Group			Company

	2002	2001	2000	2002	2001	2000

	£’000	£’000	£’000	£’000	£’000	£’000
Less than one year	13	98	176	—	—	—
Between one and two years	144	—	99	—	—	—
Between two and five years	—	—	—		—	—
Less: interest	(25)	(1)	(15)	—	—	—

	132	97	260	—	—	—

Less: current maturities	(12)	(97)	(166)	—	—	—

Long-term maturity	120	—	94	—	—	—

25  Provisions for liabilities and charges

Group and Company

	Deferred	National	Transdermal
	Taxation	Insurance	Provision	Total

	£’000	£’000	£’000	£’000
At 1 January 2000	—	—	—	—
Charged to the profit and loss account	—	53	2,108	2,161

At 31 December 2000 and at 1 January 2001	—	53	2,108	2,161
Payments made in the year	—	—	(704)	(704)
Charged/(released) to the profit and loss account	—	24	(735)	(711)

At 31 December 2001 and at 1 January 2002	—	77	669	746
(Released) to the profit and loss account	—	(46)	(669)	(715)

At 31 December 2002	—	31	—	31

      The provision for employer’s National Insurance contributions shown above relates to amounts due on the exercise of certain share options held by employees provided in accordance with UITF 25 and will accumulate over the vesting period of relevant options.

      The Transdermal provision shown above represents the estimated costs to be incurred in terminating the contracts which were not assumed by Elan Pharma International Limited as part of the sale to them of the transdermal assets and liabilities. In December 2000 the Company was informed that Elan Pharma International Limited would not be assuming certain of these contracts. As this area of the business had been discontinued, certain costs were likely to be incurred in terminating a number of contracts, and the provision represents the directors’ estimate of the costs which would be incurred.

      During the year ended 31 December 2001, the Company incurred costs of £704,000 in respect of terminating the contracts and released £735,000 of the provision. During the year ended 31 December 2002 the directors have reviewed the remaining provision and £669,000 has been credited to the discontinued operations section of the consolidated profit and loss account, as the likelihood of these liabilities crystallising is considered to be remote.

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

Deferred taxation

      No deferred tax asset has been recognised by the Company or the Group in 2002, 2001 or 2000 as the Company has a high level of corporate tax losses carried forward and insufficient certainty of future profitability. The unrecognised potential deferred tax asset amounted to £18,265,000 (2001: £8,400,000, 2000: £6,500,000).

26  Financial instruments

      The Group’s financial instruments comprise preference shares, borrowings, finance leases, provisions, cash and other liquid resources, and various items, such as trade debtors, trade creditors etc, that arise directly from its operations. The main purpose of these financial instruments is to raise finance for the Group’s operations.

      It is, and has been throughout the year under review, the Group’s policy not to enter into derivative transactions. This was also the case in the 2001 and 2000 financial years. The Group holds ordinary shares in other companies as current asset investments and these are shown on the balance sheet. However, the holding of investments in other companies is no longer a principal activity of the Group and during the last three years the majority of these holdings have been provided against where no market exists for them or sold where possible. At 31 December 2002 the value of traded shares in other companies was £Nil (2001: £44,000, 2000: £44,000) and the gain made in the year on the sale of current asset investments credited to the profit and loss account was £Nil (2001: £21,000, 2000: £Nil).

      The main risks arising from the Group’s financial instruments are the interest rate risk, liquidity risk and foreign currency risk. It has been, and continues to be the policy of the Board throughout this process to minimise the exposure of the Group to these risks. The Group finances its operations through a number of loan facilities. The Group has, where possible, entered into long term borrowing facilities in order to protect short term liquidity.

      The Group has two principal overseas operations in different territories: the USA and Sweden. The revenues and expenses of the operations in the USA are denominated in US dollars and those of the Swedish operation in Swedish Kroner. In 2002 sales to the US accounted for approximately 89% (2001:88%, 2000:68%) of the Group’s revenues from continuing operations. In order to protect the Group’s liquidity from fluctuations in the US dollar/ sterling exchange rate, the bulk of the Group’s borrowings are denominated in US dollars.

      The Swedish subsidiary is supported by a bank overdraft when necessary denominated in Swedish Kroner. Further financing for it is provided out of group funds. The US business is supported by US dollar loans held by group companies with sterling as their functional currency.

      The balance sheet positions at 31 December 2002, 2001 and 2000 are not representative of the position throughout the period as cash and short-term investments, loans and shares fluctuate considerably depending on when fund-raising activities have occurred. Short-term debtors and creditors have been excluded from all the following disclosures, other than currency risk disclosures, as permitted by Financial Reporting Standard 13 (“Derivatives and other financial instruments”).

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

Interest rate risk profile of financial liabilities

      The Group’s financial liabilities, other than short-term creditors which have been excluded comprise provisions, finance leases, loans and preference shares.

	2002				2001				2000

	Floating	Fixed	No		Floating	Fixed	No		Floating	Fixed	No
	rate	rate	interest	Total	rate	rate	interest	Total	rate	rate	interest	Total

	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000
Sterling	—	—	31	31	—	—	746	746	—	—	2,161	2,161
Swedish Kroner	132	—	—	132	215	—	—	215	260	—	—	260
US Dollar	9,317	—	13,357	22,674	—	—	4,466	4,466	1,493	419	4,354	6,266

Financial liabilities	9,449	—	13,388	22,837	215	—	5,212	5,427	1,753	419	6,515	8,687
Preference shares	—	2,000	—	2,000	—	4,130	—	4,130	—	4,130	—	4,130

Total	9,449	2,000	13,388	24,837	215	4,130	5,212	9,557	1,753	4,549	6,515	12,817

      The floating rate financial liabilities comprise loans, finance lease obligations and bank overdrafts. These bear interest at rates based on national LIBID equivalents.

      The interest free liabilities are composed of provisions (see note 25), other loans and deferred consideration (see note 24). The maturity of the provisions depends on when certain employee share options are exercised, and when certain agreements are terminated. The interest free loan is repayable by 29 September 2004. The deferred consideration at the year end as payable in quarterly instalments between January 2004 and June 2005 (see note 24 and 37 for details of the renegotiation of this deferred consideration since the year end).

      The preference shares bear interest at 3% per annum and are not redeemable but are convertible on, or after, 30 December 2001. During 2002, 2,129,819 of these shares were converted into ordinary shares (see note 27).

Interest rate risk profile of financial assets

      The Group’s financial assets, other than short-term debtors and stock, which have been excluded, comprise cash, short-term deposits and current asset investments.

	2002				2001				2000

	Floating	Fixed	No	Total	Floating	Fixed	No		Floating	Fixed	No
	rate	rate	interest	£000	rate	rate	interest	Total	rate	rate	interest	Total

	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000
Sterling	1,998	—	—	1,998	962	—	—	962	—	—	—	—
Euro	—	—	—	—	1,000	—	—	1,000	710	—	—	710
Swedish Kroner	57	—	—	57	26	—	—	26	50	—	—	50
US Dollar	13,017	—	—	13,017	18,700	—	44	18,744	588	10,020	44	10,652

Total	15,072	—	—	15,072	20,688	—	44	20,732	1,348	10,020	44	11,412

      The floating rate financial assets comprise cash balances. The majority of cash is generally held in floating rate accounts earning interest based on relevant national LIBID equivalents. The 2001 and 2000 interest free financial asset was a current asset investment in the shares of another company (see note 22), which was fully provided for in 2002.

Foreign currency risk profile

      Group companies with sterling as their functional currency are the only ones to have significant monetary assets and liabilities in currency other than their local currency. At 31 December 2002 they held US dollar monetary assets of £29,256,000 (2001: £21,530,000, 2000: £934,000), US dollar monetary liabilities of

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

£37,304,000 (2001: £38,795,000, 2000: £5,893,000), various EU monetary assets of £637,000 (2001: £1,000,000, 2000: £Nil) and various EU monetary liabilities of £544,000 (2001: £Nil, 2000: £Nil).

Fair values

      The preference shares described in note 27 are not traded on an organised market. It is therefore not practicable to estimate their fair value with sufficient reliability, as the future cash flows associated with them depend on when they are converted into ordinary shares.

      The fair value of the US$6,500,000 non-interest bearing loan currently carried at £4,037,000 and repayable by 29 September 2004 is £3,608,000 based on discounting at LIBOR plus 4%.

      The fair value of the US$15,000,000 non-interest bearing deferred consideration currently carried at £9,317,000 and repayable by quarterly instalments through to 4 June 2005 is £8,271,000 based on discounting at LIBOR plus 4%.

      The fair value of the US$15,000,000 interest bearing loan currently carried at £9,317,000 and repayable 30 September 2004 is £8,327,000 based on discounting at LIBOR plus 4%.

      In the opinion of the directors, the carrying amount of all other significant financial instruments approximates to their fair value, due to their short maturity periods or floating rate interest rates.

Maturity risk profile

	2002			2001			2000

		Finance			Finance			Finance
	Debt	leases	Total	Debt	leases	Total	Debt	leases	Total

	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
In one year or less	24,847	12	24,859	30,919	97	31,016	—	166	166
In more than one year but less than two years	19,567	—	19,567	—	—	—	—	94	94
In more than two years but not more than five years	3,106	120	3,226	4,466	—	4,466	6,266	—	6,266

Total	47,520	132	47,652	35,385	97	35,482	6,266	260	6,526

      The Group’s preference shares and provisions have not been included in the above table, as the preference shares are not redeemable but are convertible on or after 30 December 2001 (see note 27), and the maturity of the provisions depends on when certain employee share options are exercised, and when certain agreements are terminated.

      The Group has overdraft facilities of £285,000, of which £285,000 was undrawn at 31 December 2002. This facility expires within one year.

      See note 24 and 37 for details of the renegotiation of the other loan and deferred consideration subsequent to the year end.

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

27  Called-up share capital

	2002	2001	2000

	£’000	£’000	£’000
Authorised
50,000,000 (31 December 2001 and 2000: 500,000,000 ordinary shares of 10p each) ordinary shares of £1 each	50,000	50,000	50,000
5,000,000 (31 December 2001 and 2000: 5,000,000) 3% cumulative convertible preference shares of £1 each	5,000	5,000	5,000

	55,000	55,000	55,000

Allotted, called up and fully paid
9,838,158 (31 December 2001:76,743,893, 31 December 2000: 68,145,760 ordinary shares of 10p each) ordinary shares of £1 each	9,838	7,674	6,814
2,000,000 (31 December 2001 and 2000: 4,129,819) 3% cumulative convertible preference shares of £1 each	2,000	4,130	4,130

	11,838	11,804	10,944

      During the year ended 31 December 2002, the nominal value of the ordinary shares was converted from 10p to £1 and 2,129,819 of the 3% cumulative convertible preference shares of £1 each were converted into ordinary shares.

Issue of share capital

      During the year ended 31 December 2002, 34,000 £1 ordinary shares (£34,000) were issued in respect of share options (2001: 7,598,133 10p shares, 2000: 290,000 10p shares) being £34,000 nominal value in aggregate (2001: £760,000, 2000: £29,000) for a total consideration of £123,000 (2001: £2,746,000, 2000: £62,000).

      In 2001, 1,000,000 10p ordinary shares (£100,000) were issued to Lehman Brothers International (Europe) upon conversion of an unsecured loan note of US$500,000, valued at £419,000.

      During the year ended 31 December 2000, 38,333,327 10p shares (£3,833,000) were issued via a private placement, 6,507,971 10p shares (£651,000) were issued to Laxdale Limited as part consideration for acquisition of product rights. Further stock issuances and royalty payments on future sales of the product are contingent on the achievement of specified milestones in accordance with the license agreement. 4,000,000 10p shares (£400,000) were issued to Schein Pharmaceuticals Inc. in part consideration of the termination of the multiproduct agreement. The remaining obligation to Schein was settled by a cash payment of US$1,250,000.

      The preference shares confer to the holders the right to receive fixed cumulative preferential dividends at a rate of 3% per annum (net of withholding taxes) on the amount paid up on such shares. Such a dividend is paid if in the reasonable opinion of the Directors the profits justify such payments. The preference shares shall rank for dividend in priority to any other shares issued from time to time by the Company.

      On a return of capital on a winding up or otherwise, the preference share holders will be repaid the amounts paid up on their preference shares, together with any arrears and accruals of the fixed cumulative preferential dividend. The preference shares do not entitle the holders to vote at general meetings except on any specific resolution directly and adversely affecting their rights, when they are entitled to such number of votes as they would have had had their preference shares been converted into ordinary shares. Each £1 preference share is convertible into one ordinary share of £1 each, on or after the second anniversary of the date of issue, or earlier on the occurrence of certain trigger events. These shares were issued in 1999. As

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

indicated above certain of the preference shares were converted during 2002 and the balance were converted in February 2003.

28  Options and warrants over shares of Amarin Corporation Plc

					Number of share options
			Exercise price		which were repriced at
		Date Option	per Ordinary		US$5.00 per
Number of share options outstanding*	Note	Granted	Share		Ordinary Share

			£	US$	(Note 19)
4,150	1, 18	22 June 1994	38.08	61.30	4,150
300	1	22 December 1994	43.48	70.00	—
1,125	1, 18	30 November 1995	53.60	86.30	1,025
3,275	1, 18	30 November 1996	35.72	57.50	3,050
12,500	2, 18	9 May 1997	38.82	62.50	12,500
5,500	3, 18	10 July 1997	31.06	50.00	5,500
1,500	3, 18	10 July 1997	3.73	6.00	1,500
100,000	3, 18	23 November 1998	15.53	25.00	100,000
450,000	4	23 November 1998	3.11	5.00	—
19,800	5	23 November 1998	0.93	1.50	—
9,250	6	31 December 1998	3.11	5.00	—
5,000	7	2 March 1999	4.47	7.20	—
5,500	8	7 September 1999	1.86	3.00	—
10,000	7	9 February 2000	1.86	3.00	—
38,000	7	9 February 2000	1.86	3.00	—
10,000	7	9 February 2000	4.10	6.60	—
90,000	7	1 March 2000	1.86	3.00	—
37,500	8	1 April 2000	1.86	3.00	—
10,000	7	7 April 2000	1.86	3.00	—
6,250	7	18 May 2000	1.86	3.00	—
5,000	8	23 May 2000	1.86	3.00	—
10,000	9	29 May 2000	1.86	3.00	—
3,293	8	26 September 2000	1.86	3.00	—
34,682	10	24 October 2000	2.42	3.90	—
30,000	11	11 December 2000	3.35	5.40	—
30,000	7	19 February 2001	3.79	6.10	—
10,000	9	12 March 2001	3.73	6.00	—
2,000	9	4 April 2001	4.04	6.50	—
2,334	9	1 May 2001	5.40	8.70	—
45,000	12	4 June 2001	5.40	8.70	—
395,000	12	2 July 2001	6.21	10.00	—
6,000	12	27 July 2001	8.01	12.90	—
10,000	12	10 August 2001	13.85	22.30	—
10,000	12	14 August 2001	11.80	19.00	—
47,000	13	20 August 2001	10.37	16.70	—
15,000	12	31 August 2001	10.55	17.00	—
4,000	12	27 September 2001	10.81	17.40	—
15,000	12	12 December 2001	9.94	16.00	—
228,000	14	12 December 2001	9.94	16.00	—
4,000	15	2 January 2002	10.62	17.10	—
420,650	12, 16	23 January 2002	11.00	17.70	—
80,000	12	18 February 2002	8.26	13.30	—
20,000	17	1 May 2002	9.78	15.75	—
20,000	17	1 May 2002	8.24	13.26	—
20,000	17	1 May 2002	10.96	17.65	—
20,000	17	1 May 2002	12.24	19.70	—
15,000	17	1 May 2002	13.23	21.30	—
20,000	17	1 May 2002	10.44	16.80	—
60,000	17	1 May 2002	10.79	17.37	—

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

					Number of share options
			Exercise price		which were repriced at
		Date Option	per Ordinary		US$5.00 per
Number of share options outstanding*	Note	Granted	Share		Ordinary Share

			£	US$	(Note 19)
23,000	17	1 May 2002	7.93	12.77	—
98,070	17, 20	19 July 2002	2.17	3.50	—
2,000	17	19 July 2002	8.32	13.40	—
3,500	17	19 July 2002	7.45	12.00	—
5,000	17	19 July 2002	5.47	8.80	—
262,200	17	5 September 2002	2.05	3.30	—
100,000	7	6 November 2002	1.74	2.80	—
60,000	17	6 November 2002	2.17	3.50	—
387,167	17	6 November 2002	1.93	3.10	—

3,342,546					127,725

      Share options granted to date are denominated in US dollars. For disclosure purposes the exercise price of these options has been retranslated into Sterling at the year end exchange rate of US$1.6099/£1.

      During 2002, the Company introduced a new option plan. The terms of this plan are substantially the same as existing plans.

Notes:

*	During 2002, the nominal value of ordinary shares was converted from 10p to £1 each, resulting in the number of shares reducing by a factor of 10.

(1)	These options may be exercised after four years and before ten years from the date of grant. Certain options held by ex-directors and ex-employees are exercisable immediately and expire at dates up to 54 months from the date of grant.

(2)   These options are now exercisable and remain so until they expire on 9 May 2007.

(3)	When granted these options were to become exercisable in tranches upon the Company’s share price achieving certain pre-determined levels. On 9 February 2000, the Company’s remuneration committee approved the re-pricing of the remaining 100,000 options to an exercise price of US$0.50 per share (now US$5.00 per share following the conversion of the nominal value of ordinary shares from 10p to £1), exercisable immediately and lapsing ten years from the date of grant.

(4)	Of these options 80% became exercisable immediately and 20% after six months from date of grant. 200,000 of the total options granted remain exercisable until 54 months from date of grant and 250,000 until ten years from date of grant.

(5)	These options can be exercised after three years but before ten years from the date the option is granted, with the exception of 8,000 options granted to employees of Amarin Technologies SA, disposed of on 29 November 2001. These options will expire on 30 June 2003.

(6)	These options are exercisable immediately and remain exercisable until 30 June 2003.

(7)	These options are exercisable now and remain exercisable until ten years from date of grant.

(8)	These options were granted to a former employee of Amarin Corporation plc, are now exercisable and expire on 30 November 2008.

(9)	These options were granted to former API New Jersey employees and became exercisable in tranches of 33% each on the date of grant, the first anniversary and the second anniversary of the date of grant. All the options were exercisable at 31 December 2002. Following the closure of the New Jersey office, the expiry date of these options has been brought forward to 20 July 2003.

(10)	4,682 of the total options granted on this date were to former API New Jersey employees, the expiry date for these options has been brought forward to 20 July 2003. 15,000 of the total options granted

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

were to a former Amarin Development AB employees and the expiry date for these options has been brought forward to 31 October 2003. The remaining options granted on this date are exercisable in tranches of 33% from the date of grant then on the first and second anniversary of the date of grant.

(11)	These options were exercisable in tranches of 33% over three years, all are exercisable at 31 December 2002. The expiry date of the options has been brought forward to 3 December 2004.

(12)	These options become exercisable in tranches of 33% over three years on the date of the grant then on the first and second anniversaries of the date of grant and remain exercisable for a period of ten years from the date of grant.

(13)	These options were granted to a former Amarin Development AB employee, all are exercisable at 31 December 2002 and the expiry date has been brought forward to 31 October 2003.

(14)	These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant.

(15)	These options were granted to a former API New Jersey employee and became exercisable in tranches of 33% each on the date of grant, the first anniversary and the second anniversary of the date of grant. 1,333 options were exercisable at 31 December 2002. Following the closure of the New Jersey office, the expiry date of these options has been brought forward to 20 July 2003.

(16)	15,050 of the total options were granted to former API New Jersey employees. None were exercisable at 31 December 2002 and the expiry date has been brought forward to 20 July 2003. 9,900 of the total options were granted to a former API New Jersey employee, the expiry date for this grant has been brought forward to 3 December 2004.

(17)	These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date employment commences. The options expire 10 years from the date of the grant.

(18)	648,770 options were granted on 8 December 1999, in order to effect the re-pricing mentioned in Note 19 below. The options vest and expire at the same dates as those attaching to the original grants except in the case of certain ex-employees where the options expired on 29 December 2000. It is a condition of the award of these options that, upon exercise, the awardee will surrender a like number of options from the original grant. Therefore the original grant has been shown as being repriced in the table above, and the replacement grant has been excluded.

(19)	As disclosed in a Shareholders’ Circular dated 30 October 1998, the Board decided that all existing share options held by current employees and current directors as at 21 October 1998, who were not serving notice would be repriced at US$0.50 per share (now US$5.00 per share following the conversion of the nominal value of ordinary shares from 10p to £1). Other terms of the grants affected by this re-pricing were left unchanged. For certain options this change was effected at the directors’ discretion, with the remainder being effected by grant described at Note 18 above (Note 3 applies to those options which were granted on 23 November 1998).

(20)	3,130 of the options granted on the 19 July 2002 were to ex-API employees and in accordance with the termination agreement with the employees, the expiry date has been brought forward to 20 July 2003. At that date 1,042 of these options will have vested. 1,980 of the options granted on 19 July 2002 were to a former API New Jersey employee and the expiry date has been brought forward to 3 December 2004.

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

Warrants in shares of Amarin Corporation plc

      At 31 December 2002, warrants have been granted over ordinary shares as follows:

Number of warrants
outstanding	Note	Date warrant granted	Exercise price per ordinary share

Restated*
30,000	1	20 July 1999	US$	8.00 (£5.00)

*	During 2002, the nominal value of ordinary shares was converted from 10p to £1 each, resulting in the number of shares reducing by a factor of 10.

      Warrants granted to date are denominated in US dollars. For disclosure purposes these warrants have been re-translated into sterling at the year end rate of US$1.6099/£1.

Notes:

1)	The Company issued 30,000 warrants on 20 July 1999 as a retainer for financial advisory services from Petkevich & Partners for the period 20 July 1999 to 20 July 2000. On the date of grant the warrants were fully vested, nonforfeitable and exercisable from 20 July 1999 until 20 July 2004. No warrants were exercised at 31 December 2002.

2)	5,000 warrants issued by the company on 13 September 1999, expired on 13 September 2002. None of the warrants had been exercised by the date they lapsed.

29  Share premium account and reserves

Group

	Share
	premium	Warrant	Merger	Profit and loss
	account	proceeds	Reserve	account	Total

	£’000	£’000	£’000	£’000	£’000
At 1 January 2000	30,316	705	(1,027)	(28,486)	1,508
Reserve transfer	—	(705)	—	705	—
Profit for the year	—	—	—	1,576	1,576
Premium on share issue	5,746	—	—	—	5,746
Exchange difference on consolidation	—	—	—	14	14
Share option compensation charge	—	—	—	1,058	1,058

At 31 December 2000 and at 1 January 2001	36,062	—	(1,027)	(25,133)	9,902
(Loss) for the year	—	—	—	(3,393)	(3,393)
Premium on share issue	2,082	—	—	—	2,082
Exchange difference on consolidation	—	—	—	(23)	(23)

At 31 December 2001 and at 1 January 2002	38,144	—	(1,027)	(28,549)	8,568
Premium on share issue	89	—	—	—	89
Share issuance costs	(252)	—	—	—	(252)
(Loss) for the year	—	—	—	(23,088)	(23,088)
Exchange difference on consolidation	—	—	—	(1,011)	(1,011)

At 31 December 2002	37,981	—	(1,027)	(52,648)	(15,694)

      The cumulative value of goodwill written off to reserves up until 31 December 2002 was £1,868,000 (31 December 2001: £1,868,000, 31 December 2000: £1,868,000).

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

Company

	Share
	premium	Warrant	Profit and loss
	account	proceeds	account	Total

	£’000	£’000	£’000	£’000
At 1 January 2000	28,623	705	(15,176)	14,152
Reserve transfer	—	(705)	705	—
Loss for the year	—	—	(11,729)	(11,729)
Premium on share issue	5,746	—	—	5,746
Share option compensation charge	—	—	1,058	1,058

At 31 December 2000 and at 1 January 2001	34,369	—	(25,142)	9,227
Loss for the year	—	—	(3,455)	(3,455)
Premium on share issue	2,082	—	—	2,082

At 31 December 2001 and at 1 January 2002	36,451	—	(28,597)	7,854
Premium on share issue	89	—	—	89
Share issuance costs	(252)	—	—	(252)
Loss for the year	—	—	(23,371)	(23,371)

At 31 December 2002	36,288	—	(51,968)	(15,680)

Merger reserve

      The business combination of the Company and Gacell Holdings AB has been treated as a merger. The merger reserve arising on consolidation consists of the cost of the investment by the Company in Gacell Holdings AB less the share capital of Gacell Holdings AB.

30  Capital commitments

      Capital expenditure that has been contracted for but has not been provided for in the financial statements amounted to £Nil at 31 December 2002 (31 December 2001: £Nil, 31 December 2000: £Nil).

31  Financial commitments

(a)	The Group had annual commitments under non-cancellable operating leases as follows:

	2002		2001		2000
	£’000		£’000		£’000

	Land and Buildings		Land and Buildings		Land and Buildings

	Group	Company	Group	Company	Group	Company

Expiring between two and five years inclusive	19	—	112	—	44	—
Expiring in over five years	604	274	668	274	686	168

	623	274	780	274	730	168

(b)	The Company operates a group arrangement with its bankers for all UK group companies such that all balances are drawn down each night into one bank account. There is a right of set off between all the UK Group’s bank accounts and each company cross guarantees every other company within the UK Group. At 31 December 2002 there was no potential liability under this arrangement (2001: £Nil, 2000: £Nil).

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

      Minimum payments under non-cancellable operating leases for the next five years are as set forth below:

	Land and	Land and
	Buildings	Buildings

	£’000	£’000
	Group	Company

2003	623	274
2004	623	274
2005	623	274
2006	613	274
2007	613	274

	3,095	1,370

      Minimum payments under non-cancellable operating leases for the years 2008 and beyond are £1,978,000 (Company: £1,318,000) which are for land and buildings.

(1)	No new leases were signed during 2002.

(2)	On October 15, 2001 the Group acquired a six year lease, with an option for a further six years, on office premises in San Francisco, California. The rental is £225,000 per annum and increases after three years in line with the Consumer Price Index. Rent expense for the year 2001 was £47,000.

(3)	On April 27, 2001 the Company acquired a nine year lease for premises in London, UK. The rental is £105,500 per annum and is subject to review in 2005. Rent expense for 2001 was £70,000.

(4)	Further consideration may become payable upon completion of certain milestones in relation to product rights acquired in 2000 (see notes 17 and 38).

32  Contingent liabilities

      As shown in note 25, during 2000 the Company established a provision relating to the termination of certain contracts not assigned on disposal of the transdermal business. During 2001 and 2002 this provision has been fully utilised or released and at 31 December 2002 the directors consider the possibility of future liabilities arising in connection with these contracts remote.

      The Company is not presently subject to any litigation alleging product liability. The Company has, however, recently received two notices of claims of personal injury and/or death from valvular heart disease allegedly associated with Permax. The Company can not predict whether litigation will follow, or the outcome of any such litigation. The Company intends to take all appropriate action to protect its interests with respect to these claims.

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

33  Reconciliation of net cash flow to movement in net debt

	2002		2001		2000

	£’000	£’000	£’000	£’000	£’000	£’000

(Decrease)/increase in cash in the period	(5,498)		19,222		627
Cash outflow/(inflow) from decrease/(increase) in borrowings	1,720		(29,263)		97
Cash outflow/(inflow) from decrease in current asset investments	—		(10,020)		9,778

Change in net debt resulting from cash flows		(3,778)		(20,061)		10,502
Other non-cash items		(7,590)		—		—
Foreign exchange differences on borrowings		(6,300)		(112)		(657)
Conversion of debt to equity		—		419		—
Mark to market of current asset investments		(44)		—		267

Movement in net debt in the period		(17,712)		(19,754)		10,112
Net debt at 1 January		(14,868)		4,886		(5,226)

Net debt at 31 December		(32,580)		(14,868)		4,886

34  Analysis of net debt

	At		Other	At		Other	At		Other	At
	31 December	Cash	non cash	31 December	Cash	non cash	31 December	Cash	non cash	31 December
	1999	flow	changes	2000	flow	changes	2001	flow	changes	2002

	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Cash at bank and in hand	994	354	—	1,348	19,340	—	20,688	(5,616)	—	15,072
Overdrafts	(273)	273	—	—	(118)	—	(118)	118	—	—

	721	627	—	1,348	19,222	—	20,570	(5,498)	—	15,072
Debt due after one year	(336)	—	(5,930)	(6,266)	1,493	307	(4,466)	—	(18,208)	(22,674)
Debt due within one year	(5,278)	5	5,273	—	(30,919)	—	(30,919)	1,600	4,473	(24,846)
Finance leases due after one year	(247)	—	153	(94)	—	94	—	—	(120)	(120)
Finance leases due within one year	(105)	92	(153)	(166)	163	(94)	(97)	120	(35)	(12)

	(5,966)	97	(657)	(6,526)	(29,263)	307	(35,482)	1,720	(13,890)	(47,652)
Current asset investments	19	9,778	267	10,064	(10,020)	—	44	—	(44)	—

Total	(5,226)	10,502	(390)	4,886	(20,061)	307	(14,868)	(3,778)	(13,934)	(32,580)

35  Major non-cash transactions

      During 2002, 2,129,819 3% cumulative preference shares of £1 each were converted into 2,129,819 ordinary shares of £1 each.

      During 2001, an unsecured loan with an outstanding amount of £419,000 repayable on 30 June 2005, bearing 11% interest was converted into 100,000 ordinary £1 shares.

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

36  Pensions

      The Company operates a number of defined contribution money purchase pension schemes for certain eligible employees. The assets of the schemes are held separately from those of the Company in independently administered funds. The pension cost charge represents contributions paid and payable by the Company to the fund and amounted to £233,000 (year to 31 December 2001: £155,000, year to 31 December 2000: £153,000). At the year end there was a prepaid amount of £Nil (31 December 2001: £1,000, 31 December 2000: £Nil).

37  Post balance sheet events

      Subsequent to the end of the year, the Company has raised £12,882,000 of additional funds through the issue of 6,093,728 of new ordinary shares at $3.4785 per share. The proceeds together with cash on hand at the year end were partially utilised to repay the following amounts to Elan Pharma International Limited (“EPIL”), a related party:

•	$2,459,880 in respect of interest accrued to 16 January 2003;

•	$17.5 million in part repayment of the loans from EPIL; and

•	$8,641,387 in respect of other amounts related to Permax.

      EPIL also agreed to further defer the instalments under the loan by one year with $10 million now due September 2004 (originally 2003) and $15 million September 2005 (originally 2004). EPIL also agreed to waive three quarterly instalments for the purchase of Permax totalling $7.5 million (see note 38).

      In February 2003, the remaining preference shares (2,000,000) were converted into 2,000,000 £1 ordinary shares.

38  Related party transactions

A.  Elan

      During the years ended 31 December 2000, 2001 and 2002, the Company entered into certain contracts with Elan Corporation plc, (“Elan”), which is also a significant shareholder. The directors consider that transactions with Elan have been entered into on an arms length basis. Details of transactions involving Elan are given below.

1.   Unsecured loans

      On 6 April 2000 amounts of £1,241,000 (US$2,000,000) in respect of unsecured loans were converted into 4,000,000 ordinary shares of 10 pence each, and £1,240,000 (US$2,000,000) was renegotiated to bear interest at 2% above base rate from that date. The interest up to that date was deemed to be £62,000 (US$101,000). The outstanding loan originally repayable on 6 April 2003, was repaid during the year ended 31 December 2001.

2.   Sale of transdermal business

      During 1999, the Group sold its transdermal patch business to Elan Pharma International Limited (“EPIL”) a wholly owned subsidiary of Elan.

      As of 31 December 2000, EPIL elected not to assume any licensing and development agreement rights relating to this business. Therefore, the Company remained obligated to perform these contracts. Since the Company no longer intended to operate a transdermal patch business, EPIL had agreed to assist the Company in seeking to terminate such agreements or transfer them to licensees. Given the uncertainty over the Company’s ability to terminate or transfer all contracts successfully (as it requires the consent of each

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

counterparty to do so), the Company took an exceptional charge in 2000 of £2,108,000 to cover the estimated cost to terminate its obligations under these contracts.

      To the extent the Company provides future services on the one remaining contract the Company is dependent upon Elan or, in their place, the Company would be required to find another party willing to undertake this commitment to provide such services. During 2001 the provision was partially utilised and partially released to the profit and loss account. With the exception of one contract, by the end of 2002 the Company had negotiated the termination of its obligations under these arrangements and the remaining provision of £669,000 was released to the profit and loss under discontinued activities.

      Following the decision taken by Elan not to assume the licensing and development contracts, the Company became entitled to certain licensing and development revenues in connection with the discontinued transdermal business. £3,743,000 of license and development revenues were recognised during 2000. All direct and operating costs incurred in connection with this revenue totalling £1,160,000 were charged by Elan to the Company during 2000 and this was reflected in the results of the discontinued operation. In light of the sale of the transdermal business the Company no longer had the facilities and staff to service its obligations under transdermal contracts.

3.   Acquisition of product portfolio and matters related to those products

a)  Unsecured loan

      On 6 April 2000, the Company entered into an agreement to convert a loan, representing part of the consideration to purchase certain product rights from Elan, into equity. On conversion the Company would have made a cash payment of US$150,000, issue 870,000 preference shares and 4,000,000 ordinary shares to a subsidiary of Elan. Although agreed, this conversion never occurred. At 31 December 2002 and 2001 the loan of US$6,500,000 was still outstanding (see Note 24).

b)  Sales and Purchases with Elan

      During the year ended 31 December 2001, the Group made sales to Elan companies amounting to £687,000 (US$1,000,000) for goods, services and research. During the year ended 31 December 2002, the Group made sales to Elan companies amounting to £621,000 (US$1,000,000) for goods, services and research. The Group also purchased services amounting to £155,000 (US$250,000) in 2002.

c)   Withdrawal from the market of certain products

      On 6 November 2000, the US Food and Drug Administration (“FDA”) issued a warning regarding all decongestant products containing the active ingredient phenylpropanolamine (“PPA”), and initiated steps to remove these products from the marketplace. The Company accepted returns through 31 December 2001, of £893,000 (US$1,299,000). During 2002, PPA returns were £327,000 (US$526,000). A decision was taken in early 2001 to accept returns in certain circumstances even where customers did not have legal right of return. The Company accounts for these returns as part of operating expense. Elan made a contribution to the Company of US$500,000 to cover PPA returns during the year ended 31 December 2000. This contribution was offset against the cost of PPA product returns.

4.   Permax

      During 2002 the Company exercised a purchase option to acquire the remaining U.S. rights to Permax (pergolide mesylate) from Elan. Following the close of the transaction, the Company replaced Elan as the exclusive licensee for Permax in the United States. The Company obtained the purchase option as a part of its marketing, sales and distribution agreement with Elan, signed in 2001.

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

      In 2001 the Company made an initial payment of US$47.5 million to Elan (of which $45 million was represented by a loan note and remains outstanding at 31 December 2002). Following the exercise of its $37.5 million option referred to above, the Company has made further payments totalling US$10 million during 2002 and $27.5 million remained outstanding at 31 December 2002 as disclosed in Note 24. In addition, the Company paid royalties to Elan of between 3.0% and 3.5% on US net sales of Permax in 2002 and will pay royalties to Elan of 10% on US net sales of Permax thereafter. In addition, the Company has received contributions from Elan towards the cost of product returns relating to sales made prior to the Company’s acquisition of the Permax sales rights. If net sales of Permax in 2003 and 2004 exceed specified dollar amounts, the Company will be required to pay Elan a percentage of the amount by which net sales exceed such levels. Conversely, if net sales in 2003 and 2004 fall below the specified levels, the Company will be entitled to credit against future royalties payable to Elan a percentage of the amount by which net sales fall short of such levels.

      During 2002, the Group recorded a one-time impairment charge of £23,796,000 in relation to the value of the Permax intangible fixed asset following the introduction of generic competition. The charge was calculated in accordance with FRS11 (UK GAAP) “Impairment of Fixed Assets and Goodwill” and also meets the requirements of FAS144 (US GAAP) “Accounting for Impairment and disposal of Long-Lived assets”. As prescribed in FRS11 the launch of a generic is a “trigger” event that necessitates, where appropriate, a revision of the carrying value of the intangible.

5.   Restructuring of Elan Loan

      In July 2002 the Company restructured its US$45 million loan from Elan originally scheduled for repayment in full on 30 September 2002. Under the revised payment schedule, the loan was to be repaid in four installments of US$2.5 million, US$17.5 million, US$10 million and US$15 million, beginning in the third quarter of 2002. The loan was incurred in 2001 as part of the Company’s acquisition of marketing and purchase option rights to Permax. These loan obligations were further restructured in January 2003 (see below). As part of the debt restructuring agreement with Elan, the Company received a waiver of its obligation to make debt repayments due 31 December 2002.

6.   Restructuring of Elan Obligations

      In conjunction with the closing of the private placement on 27 January 2003, the Company restructured certain of its debt and milestone payments due or potentially due to Elan as indicated below.

a)  Loan Agreement

      The Company paid $2,459,880 in cash out of its cash reserves to EPIL as interest accrued on its $42.5 million interest bearing loan from Elan to 16 January 2003. The Company’s loan agreement with Elan was varied so that the installments of the loan were rescheduled as follows:

(1)	the $10 million due and payable on 30 September 2003, together with accrued interest, became due and payable on 30 September 2004; and

(2)	the $15 million due and payable on 30 September 2004, together with accrued interest, became due and payable on 30 September 2005.

      In accordance with the terms of the loan agreement, on 16 January 2003 the Company paid $17.5 million to Elan that was previously due on 31 December 2002.

b)  Permax

      The Company paid $8,641,387 to Elan Pharmaceuticals, Inc. in discharge of the current outstanding balance relating to Permax inventory.

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

      The Amended and Restated Distribution and Option Agreement, dated 28 September 2001, between Elan Pharmaceuticals, Inc. and the Company was amended so that the deferred consideration for Permax payable by way of quarterly installments of $2.5 million was reduced by $7.5 million.

c)   Zelapar

      The option agreement dated 18 June 2001 and made between the Company and EPIL was amended so that the first sales milestone payable by the Company to EPIL became $17.5 million rather than $12.5 million. The Company also agreed to pay approved reasonable and verifiable out-of-pocket costs incurred by Elan after 31 December 2002 in respect of any further development costs incurred for Zelapar. One-half of the Company’s or EPIL’s out-of-pocket costs paid by the Company under this arrangement will be credited (up to $5 million) against the $17.5 million first milestone payable under the option agreement.

      The option agreement was varied so that EPIL shall be at liberty to reclaim the rights to Zelapar where such rights have been previously transferred to the Company if the Company either:

•	materially breaches the terms of any agreement between the Company and any member of the Elan group of companies and the Company fails to remedy such breach within 90 days of receiving written notice of such breach; or

•	becomes insolvent.

      The option agreement was also varied so that the Company is at liberty to defer $8 million of the $10 million payable by it on exercise of the option to a period not later than the later of the exercise of the option and 30 September 2003. In consideration of such deferral, the Company is obligated to pay $2.25 million to EPIL upon closing of the option to make a total option payment of $10.25 million rather than $10 million as had previously been the case. Alternatively, the Company can pay $10 million on closing of the option as had previously been the case. This variation had been sought by the Company to provide the Company with more flexibility going forward.

d)  Elan Equity Stake in Amarin

      In March 2002, Elan converted 2,129,819 preference shares into an equivalent number of ordinary shares. Effective February 2003, Elan converted 2,000,000 preference shares into 2,000,000 ordinary shares. Elan has the right to include these shares, together with its remaining 2,653,819 ordinary shares and ADS in a registration statement filed by the Company.

      Elan agreed with the Company that until October 1, 2003, Elan would not sell, transfer or otherwise dispose of any of the ordinary shares, ADSs or preference shares currently held by it; provided that Elan is not prevented from:

•	converting preference shares into ordinary shares;

•	accepting any offer made to all holders of the Company’s ordinary shares to acquire all or part of the issued ordinary share capital of the Company;

•	transferring any securities to a subsidiary or holding company of such shareholder; or

•	selling ordinary shares or ADSs where the purchaser enters into a written agreement confirming its intention to hold such ordinary shares for a period ending not earlier than 30 September 2003 and the per share sale price of such ordinary shares is not less than 90% of the closing sale price of the Company’s ADS’s on NASDAQ for the five trading days immediately prior to the date of such sale.

      Elan has additional registration rights that are based on rights it acquired in 1998. These include the right to demand further registrations of its ordinary shares and ADSs. Such a registration may, at Elan’s request, involve an underwritten offering, which Elan could commence at any time after 1 January 2004 if it

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

includes in such offering at least 1,000,000 ordinary shares and ADSs and determines in good faith that such an underwritten offering is in its best economic interest.

e)   Additional Amarin Obligations to Elan

      As part of its ongoing asset disposal program, subject to the fiduciary obligations of its directors, the Company agreed with Elan to use the Company’s commercial best efforts to sell all or substantially all of its primary care portfolio and Amarin AB, in each case as expeditiously as is reasonably practicable and for a reasonable sum. The Company agreed with Elan to apply the net proceeds from such sale or sales as follows:

•	$5 million will be payable to Elan, which amount would, if paid, be credited against the Zelapar milestone of $17.5 million referred to above;

•	prepayment of remaining Permax deferred payments due under the Permax agreement; and

•	prepayment of the $6.5 million loan due to Elan Pharmaceuticals, Inc. relating to the Carnrick group of products acquired from Elan Pharmaceuticals, Inc. in September 1999;

•	prepayment of all sums then due under the loan agreement;

•	payment of any additional amounts due Elan and its affiliates; and

•	if there is any remainder, applied in the Company’s sole discretion.

      Elan has the right, in its sole discretion, to redirect the order in which the net proceeds of any such sales are applied as between the uses set out above. Additionally, after having paid the first $35 million of the net proceeds of any sale in the manner set out above, the Company may at its option defer payment of 50% of any balance due to Elan for a period of six months from the closing of such sale or sales.

7.   Approval of Transactions with Elan

      All of the above transactions were approved in accordance with the Company’s policy for related party transactions. The Company’s policy in 2002 was to require audit committee review of all transactions involving a potential conflict of interest, followed by the approval of a majority of the directors who do not have a material interest in the transaction.

8.   Mr Ziegler

      On 10 December 1999, S A Ziegler became a director of the Company and was a partner of Ziegler, Ziegler and Altman LLC, Counsellors at Law in the United States who provided professional services to the Group in the sum of £252,000 during the year ended 31 December 2001 (year ended 31 December 2000: £202,000.

      Mr Ziegler resigned as a director of the Company on 29 May 2001 and is no longer considered to be a related party. At 31 December 2001 a balance of £90,000 (US$113,000) (31 December 2000: £Nil) was outstanding.

39  Differences between UK GAAP and US GAAP

      The financial statements of the Company have been prepared in conformity with UK GAAP which differs in certain significant respects from generally accepted accounting principles in the US (“US GAAP”). These differences have a significant effect on net income and the composition of shareholders’ equity and are described below.

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

Summary of material adjustments to net (loss)/income and shareholders’ equity

1.   Net (loss)/income

		Year Ended	Year ended	Year ended
		31 December	31 December	31 December
	Note	2002	2001	2000

		£’000	£’000	£’000
Net (loss)/profit in accordance with UK GAAP		(23,012)	(3,269)	1,700
Adjustment for treatment of goodwill	A	—	—	(19)
Adjustment for gain/(loss) on securities available-for-sale	C	9	(5)	—
Adjustment for stock-based compensation and National Insurance	F	1,041	(987)	108
Adjustment for treatment of intangible fixed asset	I	517	408	(3,860)
Adjustment for revenue recognition	J	70	60	106
Gain on extinguishment of a trade creditor	K	—	—	(759)
Imputed interest on non-interest bearing debt	L	(290)	(268)	(414)
Accrual for PPA returns	M	—	336	(336)
Reversal of transdermal accrual	N	(233)	—	233
Adjustment for revenue recognition	P	(216)	—	—
Adjustment to Permax purchase consideration	Q	1,333	—	—

Net loss as adjusted to US GAAP		(20,781)	(3,725)	(3,241)

		£	£	£
US GAAP net loss per ordinary share (assuming dilution)		(2.24)	*(0.52)	*(0.82)

US GAAP net loss per ordinary share (basic)		(2.24)	*(0.52)	*(0.82)

*	During 2002 the nominal value of ordinary shares was converted from 10p to £1 each resulting in the number of shares reducing by a factor of 10, accordingly comparatives have been restated.

		31 December	31 December	31 December
	Note	2002	2001	2000

		’000	’000	’000
Shares used in computing per ordinary share amounts assuming dilution	H	11,896	*12,035	*8,609
Shares used in computing per basic ordinary share amounts	H	9,297	*7,125	*3,953

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

2.   Shareholders’ equity

	Note	31 December 2002	31 December 2001	31 December 2000

		£’000	£’000	£’000
Shareholders’ equity in accordance with UK GAAP		(3,856)	20,372	20,846
Adjustment for gain/(loss) on securities available-for-sale	C	4	(5)	—
Adjustment for National Insurance on stock options	F	31	77	53
Adjustment for treatment of intangible fixed asset	I	(2,935)	(3,452)	(3,860)
Adjustment for revenue recognition	J	(383)	(453)	(513)
Imputed interest on non-interest bearing debt	L	279	569	837
Accrual for PPA returns	M	—	—	(336)
Reversal of transdermal accrual	N	—	233	233
Adjustment for preferred dividend	O	324	248	124
Adjustment for revenue recognition	P	(216)	—	—
Adjustment to Permax purchase consideration	Q	1,333	—	—

Shareholders’ equity in accordance with US GAAP		(5,419)	17,589	17,384

Notes:

A)  Treatment of goodwill

      Historically, UK GAAP permitted goodwill arising on acquisition to be charged directly to retained earnings in the year of acquisition. For the year ended 31 December 2000, US GAAP required goodwill to be capitalised and amortised to income over the period of expected benefit.

B)  Disclosures related to deferred taxes

      Management of the Company evaluated the positive and negative evidence impacting the realisability of the Company’s net operating loss carryforwards. Due to the Company’s history of generating operating losses, significant changes in its underlying products offering and limited periods of profitability, management concluded that a full valuation allowance is required with respect to its net operating loss carryforwards. Following the introduction of FRS19 “Deferred Tax”, UK GAAP is now similar to existing US GAAP in this area.

C)  Treatment of marketable equity securities

      Under UK GAAP investments (including listed investments) held on current and long-term basis are stated at the lower of cost or estimated fair value, less any permanent diminution in value. Under US GAAP the carrying value of our marketable equity securities is adjusted to reflect unrealized gains and losses resulting from movements in the prevailing market value. During 2002, the value of our current asset investments was written off to zero under UK GAAP and to the current market value under US GAAP.

      Under US GAAP the fair value of current asset investments was £4,000, £39,000 and £44,000 for the periods ended December 31, 2002, 2001 and 2000, respectively.

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

D)  Consolidated statement of cash flows

      The consolidated statement of cash flows prepared in accordance with UK GAAP, Financial Reporting Standard No. 1 and presents substantially the same information as that required under US GAAP. Under US GAAP, however, there are certain differences from UK GAAP with regard to classification of items within the cash flow statement.

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

      Set out below, for illustrative purposes, is a summary consolidated statement of cash flows under US GAAP:

	Year Ended	Year Ended	Year Ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Net provided by operating activities	3,469	10,912	3,761
Net cash (used in)/ provided by investing activities	(7,118)	(33,496)	601
Net cash (used in)/ provided by financing activities	(1,967)	31,904	6,285

Net (decrease)/ increase in cash and cash equivalents	(5,616)	9,320	10,647

Cash and cash equivalents at the beginning of the year	20,688	11,368	721
Cash and cash equivalents at the end of the year	15,072	20,688	11,368

Net (decrease)/increase in cash and cash equivalents	(5,616)	9,320	10,647

      There is no significant effect of foreign exchange movements on cash balances.

E)  Discontinued operations

      In the years ended 31 December 2000 and 2001, the transdermal patch business has been classified as discontinued operations under UK GAAP and the comparatives restated to reflect this. Under US GAAP this would have been shown as continuing operations. During 2002, a restructuring provision relating to the transdermal patch business disposal was released giving rise to a gain to the results for the year.

F)  Stock-based compensation and National Insurance

      Under UK GAAP the Company has recorded a provision for £31,000 (31 December 2001: £77,000, 31 December 2000: £53,000) relating to National Insurance (“NI”) amounts payable on stock option gains at the time of grant. Under UK GAAP NI contributions are accrued over the vesting period of the underlying option. Under US GAAP payroll taxes on stock options are accrued when the liability is incurred.

      The Company has re-priced certain stock options issued to directors and employees. Under US GAAP these have been accounted for using variable plan accounting as directed by FIN 44, leading to an increased in net income of £1,087,000 in 2002 (2001: decrease of £1,011,000 in net income).

      In 2002, the Company accelerated the vesting of 6,100 options held by terminated employees. This modification has been considered a re-pricing and will be accounted for using variable accounting. The impact of this in 2002 was minimal.

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

      The Company applies APB Opinion No. 25 and related interpretations in accounting for its US share option plans. Had compensation for the Company’s share option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company’s net (loss) and net (loss) per share under US GAAP would have been reduced to the pro forma amounts indicated below:

	Year Ended	Year Ended	Year Ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Net (loss) as reported	(20,781)	(3,725)	(3,241)
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(2,300)	(3,154)	1,687
Add back total stock based compensation expense determined under the intrinsic value based method	(1,087)	1,011	1,058
Proforma net (loss)	(24,168)	(5,868)	(496)
	£	£	£
Basic and diluted (loss) per ordinary share as reported	(2.24)	(0.52)	(0.82)
Proforma	(2.60)	(0.80)	(0.20)
	£	£	£
Weighted average grant date fair value Options granted at the market price	4.04	5.00	2.70
Options granted at a premium to the market price	—	—	—
Options granted at a discount to the market price	—	9.70	4.20

      The fair value for options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions and no dividends.

	Year Ended	Year Ended	Year Ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Options granted at the market price
Risk free interest rate (percentage)	5.00	5.13	6.34
Expected life (in years)	4.00	3.52	1.20
Volatility (percentage)	100	60	60
Options granted at a premium to the market price
Risk free interest rate (percentage)	5.00	5.13	6.34
Expected life (in years)	4.00	3.52	1.20
Volatility (percentage)	100	60	60

	Year Ended	Year Ended	Year Ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Options granted at a discount to the market price
Risk free interest rate (percentage)	5.00	5.13	6.34
Expected life (in years)	4.00	3.52	1.20
Volatility (percentage)	100	60	60

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

G)  Recently issued accounting standards

Exit and disposals

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (FAS 146). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and can be measured at fair value. The provisions of this Statement are effective prospectively for exit or disposal activities initiated after 31 December 2002. The Company does not expect this statement to have a material impact on the financial statements.

Guarantees

      In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. The Interpretation expands on the accounting guidance of FAS 5, Accounting for Contingencies, FAS 57, Related Party Disclosures, and FAS 107, Disclosures about Fair Value of Financial Instruments, and incorporates without change the provisions of FIN 34, Disclosure of Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statement No. 5, which is being superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 will be effective to the Company on a prospective basis to guarantees issued or modified after 31 December 2002. The disclosure requirements in this Interpretation are effective for financial statements of periods ending after 15 December 2002. The standard has no material impact on the financial statements.

Variable interest entities

      In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). Under that interpretation, certain entities known as “Variable Interest Entities” (“VIE”) must be consolidated by the “primary beneficiary‘’ of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIE’s in which a significant (but not majority) variable interest is held, certain disclosures are required. The measurement principles of this interpretation will be effective for the Company’s 31 December 2003 financial statements. Amarin currently is evaluating its potential VIEs under FIN 46 but does not believe that it will be considered the primary beneficiary for any such entities or that it will be required to disclose a significant interest in a VIE.

H)  Earnings per share

	31 December

	2002	2001	2000

	£	£	£
US GAAP net (loss) available to common stockholders	(20,781,000)	(3,725,000)*	(3,241,000)*
Basic weighted-average shares	9,297,216	7,124,275	3,953,084
Plus: Incremental share from assumed conversions Options	565,492	765,816	525,843
Warrants	33,750	14,925	182
Convertible preferred stock	2,000,000	4,129,819	4,129,819
Adjusted weighted-average shares	11,896,458	12,035,285	8,608,928

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

*	During 2002 the nominal value of ordinary shares was converted from 10p to £1 each resulting in the number of shares reducing by a factor of 10, accordingly comparatives have been restated.

	Year Ended	Year Ended	Year Ended
	31 December	31 December	31 December
	2002	2001	2000

	£	£	£
Basic (loss) per share	(2.24)	(0.52)	(0.82)
Diluted earnings per share	α	α	α

α	The dilutive effect of the Company’s option, warrants and convertible preferred stock have been excluded as the impact would have been antidilutive for the periods indicated above. Please refer to Notes (28) and (27) for more information with regard to these securities. 290,000 shares were issued during 2000 upon the exercise of certain options. 7,598,133 shares were issued in 2001 upon the exercise of certain options. 34,000 were issued in 2002 upon the exercise of certain options.

I)   Treatment of intangible fixed assets

      Under UK GAAP pharmaceutical products which are in the clinical trials phase of development can be capitalized and amortized where there is a sufficient likelihood of future economic benefit. Under US GAAP specific guidance relating to pharmaceutical products in the development phase requires such amounts to be expensed unless they have attained certain regulatory milestones.

      Under UK GAAP the Company has capitalised £2,935,000 at December 31, 2002 (December 31, 2001: £3,452,000, 31 December, 2000: £3,860,000) relating to LAX-10 and Zelapar both of which would have been expensed under US GAAP. In addition, the adjustment in 2002 includes a reversal of the impairment recognized under UK GAAP with respect to Moraxen which had been expensed when incurred under US GAAP.

J)   Adjustment for revenue recognition

      Under UK GAAP milestone payments have been recognized when achieved. Under US GAAP, the Company’s adoption of SAB 101 resulted in a £619,000 cumulative adjustment in respect of its accounting for certain up-front payments and refundable milestone payments. This change increased sales £70,000, £60,000, £106,000 for the years ended 31 December, 2002, 2001 and 2000, respectively.

K)  Gain on extinguishment of a trade payable

      Under UK GAAP the Company has recognised a gain on the reversal of a third party payable by a related party as discussed in note 8. Under US GAAP the payment of a third party liability by a related party is considered a contribution to capital.

L)  Imputed interest on non-interest bearing debt

      In connection with the Company’s acquisition of the product portfolio from Elan, the Company obtained a no interest bearing loan for a period of one year in the amount of £4,466,000 to fund the acquisition of such portfolio. Under UK GAAP the face value of the note is included in the fair value of the portfolio acquired. Under US GAAP the note payable and the product portfolio are recorded at the present value of amounts to be paid determined using an appropriate interest rate. The note payable is then accreted up to its face value over the term of the loan with a corresponding charge to interest expense.

      In June 2000, the entire loan amount referred to above of £4,466,000 was extended for a period of approximately 4 years (see Note 24). Under UK GAAP there is no accounting impact as a result of the

Notes to the financial statements for the three years ended
31 December 2000, 2001 and 2002 — (Continued)

extension of the loan term. Under US GAAP the modification resulted in an extraordinary gain for fiscal 2000 of £1,251,000, computed as the difference between the face value of the loan and the present value of the amounts to be paid using the appropriate interest rate, which has been accounted for as a capital contribution from a related party. For US GAAP the loan will be carried at its present value and accreted up to its face value over the term of the loan with a corresponding charge to interest expense, accordingly a charge of £290,000 under US GAAP has been charged to interest expense for the year ended 31 December 2002 (31 December 2001: £268,000).

M)  Accrual for PPA returns

      Under UK GAAP the Company did not accrue for the estimated costs expected to be incurred during the year ended 31 December 2000. Under US GAAP the Company was required to accrue for the estimated costs of returns. During the year ended 31 December 2001 the accrual made under US GAAP has been utilised so no GAAP difference remains.

N)  Reversal of transdermal accrual

      Under UK GAAP the Company accrued for the estimated costs of terminating its transdermal contracts. Under US GAAP a portion of this amount relates to revenues reflected as deferred revenue under SAB 101. This accrual has now been utilised or released under UK GAAP during 2002, eliminating the reconciling difference.

O)  Preference dividends

      Under UK GAAP cumulative preferred dividends are accrued whether paid or not. Under US GAAP, preferred dividends are not accounted for until declared.

P)  Revenue recognition

      Under UK GAAP revenue is recognised on dispatch of goods. Under US GAAP revenue is recognised on delivery to the customer, when title is deemed to pass. Normally, there is an insignificant timing difference between dispatch and delivery to the customer and hence no adjustment is recorded. However, during the last week of December 2002, such a delay occurred and accordingly an adjustment of £216,000 was made in 2002 to reflect the profit element of sales (£457,000) recognised under UK GAAP but deferred under US GAAP. The associated adjustment to cost of sales would be £241,000.

Q)  Adjustment to Permax purchase consideration

      Under UK GAAP purchase consideration paid by means of a note payable is measured at its principal amount. Under US GAAP purchase consideration is measured by reference to the fair value of the liability assumed. At the date of the option exercise the fair value of our obligation to Elan was £1,909,000 lower than the face amount of the liability as determined by discounting future cash flows at US dollar LIBOR plus 4% being 5.66%.

      As of December 31, 2002, the basis difference is eliminated as a result of the impairment recognized with respect to Permax and discussed elsewhere in these financial statements. However, as a result of the initial basis difference, impairment under US GAAP is £1,909,000 lower that that recognized under UK GAAP, partly offset by an additional £576,000 in interest recognised using the effective interest method.

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Memorandum of Association of the Company*
1.2	Articles of Association of the Company*
2.1	Form of Deposit Agreement, dated as of March 29, 1993, among the Company, Citibank, N.A., as Depositary, and all holders from time to time of American Depositary Receipts issued thereunder (1)
2.2	Amendment No. 1 to Deposit Agreement, dated as of October 8, 1998, among the Company, Citibank, N.A., as Depositary, and all holders from time to time of the American Depositary Receipts issued thereunder (2)
2.3	Amendment No. 2 to Deposit Agreement, dated as of September 25, 2002 among the Company, Citibank N.A., as Depositary, and all holders from time to time of the American Depositary Receipts issued thereunder (3)
2.4	Form of Ordinary Share certificate*
2.5	Form of American Depositary Receipt evidencing ADSs (included in Exhibit 2.3) (3)
2.6	Registration Rights Agreement, dated as of October 21, 1998, by and among Ethical Holdings plc and Monksland Holdings B.V.*
2.7	Amendment No. 1 to Registration Rights Agreement and Waiver, dated January 27, 2003, by and among the Company, Elan International Services, Ltd. and Monksland Holdings B.V.*
2.8	Second Subscription Agreement, dated as of November 1999, among Ethical Holdings PLC, Monksland Holdings B.V. and Elan Corporation PLC (4)
2.9	Purchase Agreement, dated as of June 16, 2000, by and among the Company and the Purchasers named therein (4)
2.10	Registration Rights Agreement, dated as of November 24, 2000, by and between the Company and Laxdale Limited (5)
2.11	Form of Subscription Agreement, dated as of January 27, 2003 by and among the Company and the Purchasers named therein* (The Company entered into twenty separate Subscription Agreements on January 27, 2003 all substantially similar in form and content to this form of Subscription Agreement.)
2.12	Form of Registration Rights Agreement, dated as of January 27, 2003 between the Company and the Purchasers named therein* (The Company entered into twenty separate Registration Rights Agreements on January 27, 2003 all substantially similar in form and content to this form of Registration Rights Agreement.)
4.1	Amended and Restated Asset Purchase Agreement dated September 29, 1999 between Elan Pharmaceuticals Inc. and the Company*
4.2	Variation Agreement, undated, between Elan Pharmaceuticals Inc. and the Company*
4.3	License Agreement, dated November 24, 2000, between the Company and Laxdale Limited (6)
4.4	Option Agreement, dated as of June 18, 2001, between Elan Pharma International Limited and the Company (7)
4.5	Deed of Variation, dated January 27, 2003, between Elan Pharma International Limited and the Company*
4.6	Lease, dated August 6, 2001, between the Company and LB Strawberry LLC (7)
4.7	Amended and Restated Distribution, Marketing and Option Agreement, dated September 28, 2001, between Elan Pharmaceuticals, Inc. and the Company (8)
4.8	Amended and Restated License and Supply Agreement, dated March 29, 2002, between Eli Lilly and Company and the Company*†
4.9	Deed of Variation, dated January 27, 2003, between Elan Pharmaceuticals Inc. and the Company*

Exhibit
Number	Description

4.10	Stock and Intellectual Property Right Purchase Agreement, dated November 30, 2001, by and among Abriway International S.A., Sergio Lucero, Francisco Stefano, Amarin Technologies S.A., Amarin Pharmaceuticals Company Limited and the Company (7)
4.11	Stock Purchase Agreement, dated November 30, 2001, by and among Abriway International S.A., Beta Pharmaceuticals Corporation and the Company (7)
4.12	Novation Agreement, dated November 30, 2001, by and among Beta Pharmaceuticals Corporation, Amarin Technologies S.A. and the Company (7)
4.13	Loan Agreement, dated September 28, 2001, between Elan Pharma International Limited and the Company (8)
4.14	Deed of Variation, dated July 19, 2002, amending certain provisions of the Loan Agreement between the Company and Elan Pharma International Limited*
4.15	Deed of Variation No. 2, dated December 23, 2002, between the Company and Elan Pharma International Limited*
4.16	Deed of Variation No. 3, dated January 27, 2003, between the Company and Elan Pharma International Limited*
4.17	The Company 2002 Stock Option Plan (9)
4.18	Agreement Letter, dated October 21, 2002, between the Company and Security Research Associates, Inc.*
4.19	Agreement, dated January 27, 2003, among the Company, Elan International Services, Ltd. and Monksland Holdings B.V.*
4.20	Master Agreement, dated January 27, 2003, between Elan Corporation, plc., Elan Pharma International Limited, Elan International Services, Ltd., Elan Pharmaceuticals, Inc., Monksland Holdings B.V. and the Company*
4.21	Form of Warrant Agreement, dated March 19, 2003, between the Company and individuals designated by Security Research Associates, Inc.* (The Company entered into seven separate Warrant Agreements on March 19, 2003 all substantially similar in form and content to this form of Warrant Agreement.)
4.22	Sale and Purchase Agreement, dated March 14, 2003, between F. Hoffmann — La Roche Ltd., Hoffmann — La Roche Inc. and the Company*†
8.1	Subsidiaries of the Company*
10.1	Certification of Richard A. B. Stewart pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
10.2	Certification of Ian R. Garland pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

*	Filed herewith

†	Confidential treatment requested (the confidential portions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission)

(1)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-1, File No. 33-58160, filed with the Securities and Exchange Commission on February 11, 1993.

(2)	Incorporated herein by reference to Exhibit(a)(i) to the Company’s Registration Statement on Post-Effective Amendment No. 1 to Form F-6, File No. 333-5946, filed with the Securities and Exchange Commission on October 8, 1998.

(3)	Incorporated herein by reference to Exhibit(a)(ii) to the Company’s Registration Statement on Post-Effective Amendment No. 2 to Form F-6, File No. 333-5946, filed with the Securities and Exchange Commission on September 26, 2002.

(4)	Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 1999, filed with the Securities and Exchange Commission on June 30, 2000.

(5)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-3, File No. 333-13200, filed with the Securities and Exchange Commission on February 22, 2001.

(6)	Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on July 2, 2001.

(7)	Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on May 9, 2002.

(8)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Pre-Effective Amendment No. 2 to Form F-3, File No. 333-13200, filed with the Securities and Exchange Commission on November 19, 2001.

(9)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form S-8, File No. 333-101775, filed with the Securities and Exchange Commission on December 11, 2002.