Form 20-F/A
period 2002-12-31
AMARIN CORP PLC\UK
filed 2003-07-31
CIK 897448

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
AMENDMENT NO. 1

[  ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ___ TO ___

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

ITEM 17 [ ] ITEM 18 [X]

EXPLANATORY NOTE
PART III
Item 18. Financial Statements
Item 19. Exhibits
SIGNATURES
CERTIFICATIONS
EXHIBIT INDEX
Certification of Richard A. B. Stewart
Certification of Ian R. Garland
Consent of PricewaterhouseCoopers LLP

EXPLANATORY NOTE

Amarin Corporation plc (the “Company”) hereby amends its Annual Report on Form 20-F for the fiscal year ended December 31, 2002 pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, to include in Item 18 of the Form 20-F note 39 R) relating to the Company’s acquisition of certain rights to Permax. Note 39 R) appears at page F-47 of this Form 20-F/A.

This amendment also amends Item 18 of the Form 20-F to include an additional note 40, appearing at page F-48 of this Form 20-F/A, relating to events subsequent to the date of the original Form 20-F relating to trading, cash flow and going concern.

This amendment also amends Item 18 of the Form 20-F by making additional disclosure in note 17 regarding the accounting for the acquisition of Permax.

This amendment also amends Item 18 of the Form 20-F by deleting the reference to “£000” in the first section of note 7.

This amendment also amends Item 18 of the Form 20-F to include an updated report of the independent accountants, which appears at page F-1 of this Form 20-F/A.

This amendment also includes in Item 19, and as Exhibit 10.1 and 10.2 to the Form 20-F, a new Certification of Richard A.B. Stewart and a new Certification of Ian R. Garland pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

This amendment also includes in Item 19, and as Exhibit 10.3 to the Form 20-F, the Consent of the Independent Accountants of Amarin Corporation plc to the incorporation by reference of the Report of the Independent Accountants on page F-1 of this Form 20-F/A in the registration statements of the Company on Form F-3 (nos. 333-12642 and 333-13200).

This amendment also amends footnote “†” to the list of Exhibits in Item 19 and in the Exhibit Index to reflect that the Company’s request for confidential treatment was granted.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F or reflect any events that have occurred after the date on which the Form 20-F was filed.

PART III

Item 18. Financial Statements

     The Report of Independent Accountants and the accompanying consolidated financial statements of Amarin Corporation plc and its subsidiaries are found at pages F-1 to F-48 of this Form 20-F/A.

Item 19. Exhibits

     Exhibits filed as part of this annual report:

1.1	Memorandum of Association of the Company*

1.2	Articles of Association of the Company*

2.1	Form of Deposit Agreement, dated as of March 29, 1993, among the Company, Citibank, N.A., as Depositary, and all holders from time to time of American Depositary Receipts issued thereunder (1)

2.2	Amendment No. 1 to Deposit Agreement, dated as of October 8, 1998, among the Company, Citibank, N.A., as Depositary, and all holders from time to time of the American Depositary Receipts issued thereunder (2)

2.3	Amendment No. 2 to Deposit Agreement, dated as of September 25, 2002 among the Company, Citibank N.A., as Depositary, and all holders from time to time of the American Depositary Receipts issued thereunder (3)

2.4	Form of Ordinary Share certificate*

2.5	Form of American Depositary Receipt evidencing ADSs (included in Exhibit 2.3) (3)

2.6	Registration Rights Agreement, dated as of October 21, 1998, by and among Ethical Holdings plc and Monksland Holdings B.V.*

2.7	Amendment No. 1 to Registration Rights Agreement and Waiver, dated January 27, 2003, by and among the Company, Elan International Services, Ltd. and Monksland Holdings B.V.*

2.8	Second Subscription Agreement, dated as of November 1999, among Ethical Holdings PLC, Monksland Holdings B.V. and Elan Corporation PLC (4)

2.9	Purchase Agreement, dated as of June 16, 2000, by and among the Company and the Purchasers named therein (4)

2.10	Registration Rights Agreement, dated as of November 24, 2000, by and between the Company and Laxdale Limited (5)

2.11	Form of Subscription Agreement, dated as of January 27, 2003 by and among the Company and the Purchasers named therein* (The Company entered into twenty separate Subscription Agreements on January 27, 2003 all substantially similar in form and content to this form of Subscription Agreement.)

2.12	Form of Registration Rights Agreement, dated as of January 27, 2003 between the Company and the Purchasers named therein* (The Company entered into twenty separate Registration Rights Agreements on January 27, 2003 all substantially similar in form and content to this form of Registration Rights Agreement.)

4.1	Amended and Restated Asset Purchase Agreement dated September 29, 1999 between Elan Pharmaceuticals Inc. and the Company*

4.2	Variation Agreement, undated, between Elan Pharmaceuticals Inc. and the Company*

4.3	License Agreement, dated November 24, 2000, between the Company and Laxdale Limited (6)

4.4	Option Agreement, dated as of June 18, 2001, between Elan Pharma International Limited and the Company (7)

4.5	Deed of Variation, dated January 27, 2003, between Elan Pharma International Limited and the Company*

4.6	Lease, dated August 6, 2001, between the Company and LB Strawberry LLC (7)

4.7	Amended and Restated Distribution, Marketing and Option Agreement, dated September 28, 2001, between Elan Pharmaceuticals, Inc. and the Company (8)

4.8	Amended and Restated License and Supply Agreement, dated March 29, 2002, between Eli Lilly and Company and the Company*†

4.9	Deed of Variation, dated January 27, 2003, between Elan Pharmaceuticals Inc. and the Company*

4.10	Stock and Intellectual Property Right Purchase Agreement, dated November 30, 2001, by and among Abriway International S.A., Sergio Lucero, Francisco Stefano, Amarin Technologies S.A., Amarin Pharmaceuticals Company Limited and the Company (7)

4.11	Stock Purchase Agreement, dated November 30, 2001, by and among Abriway International S.A., Beta Pharmaceuticals Corporation and the Company (7)

4.12	Novation Agreement, dated November 30, 2001, by and among Beta Pharmaceuticals Corporation, Amarin Technologies S.A. and the Company (7)

4.13	Loan Agreement, dated September 28, 2001, between Elan Pharma International Limited and the Company (8)

4.14	Deed of Variation, dated July 19, 2002, amending certain provisions of the Loan Agreement between the Company and Elan Pharma International Limited*

4.15	Deed of Variation No. 2, dated December 23, 2002, between the Company and Elan Pharma International Limited*

4.16	Deed of Variation No. 3, dated January 27, 2003, between the Company and Elan Pharma International Limited*

4.17	The Company 2002 Stock Option Plan (9)

4.18	Agreement Letter, dated October 21, 2002, between the Company and Security Research Associates, Inc.*

4.19	Agreement, dated January 27, 2003, among the Company, Elan International Services, Ltd. and Monksland Holdings B.V.*

4.20	Master Agreement, dated January 27, 2003, between Elan Corporation, plc., Elan Pharma International Limited, Elan International Services, Ltd., Elan Pharmaceuticals, Inc., Monksland Holdings B.V. and the Company*

4.21	Form of Warrant Agreement, dated March 19, 2003, between the Company and individuals designated by Security Research Associates, Inc.* (The Company entered into seven separate Warrant Agreements on March 19, 2003 all substantially similar in form and content to this form of Warrant Agreement.)

4.22	Sale and Purchase Agreement, dated March 14, 2003, between F. Hoffmann — La Roche Ltd., Hoffmann — La Roche Inc. and the Company*†

8.1	Subsidiaries of the Company*

10.1	Certification of Richard A. B. Stewart pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

10.2	Certification of Ian R. Garland pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

10.3	Consent of PricewaterhouseCoopers LLP, Chartered Accountants and Registered Auditors**

          * Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on April 24, 2003.

          ** Filed herewith.

          † Confidential treatment was granted by the Securities and Exchange Commission (the confidential portions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission).

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

SIGNATURES

           The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment no. 1 to the annual report on its behalf.

AMARIN CORPORATION PLC

By:	/s/ RICHARD A. B. STEWART

Richard A. B. Stewart Chief Executive Officer

July 31, 2003

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

Date: July 31, 2003

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

Date: July 31, 2003

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

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 40 to the financial statements, the Company has suffered adverse trading conditions since the year end which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 40. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ PRICEWATERHOUSE COOPERS LLP PricewaterhouseCoopers LLP Chartered Accountants and Registered Auditors

Cambridge, England
24 April 2003, except as to the information presented in note 40, for which the date is 31 July 2003

Consolidated profit and loss account for the year ended 31 December

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

Statement of group total recognised gains and losses

	2002	2001	2000

	£’000	£’000	£’000
(Loss)/profit for the year	(23,012)	(3,269)	1,700
Transfer of warrant proceeds reserve	—	—	705
Exchange adjustments offset in reserves	(1,011)	(23)	14

	(24,023)	(3,292)	2,419

Reconciliation of movements in group shareholders’ (deficit)/funds

	2002	2001	2000

	£’000	£’000	£’000
(Loss)/profit for the financial year	(23,012)	(3,269)	1,700
Dividends — non equity	(76)	(124)	(124)
New share capital issued	123	2,942	10,659
Exchange adjustments offset in reserves	(1,011)	(23)	14
Share issuance costs	(252)	—	—
Share option compensation charge	—	—	1,058

Net change in shareholders’ (deficit)/funds	(24,228)	(474)	13,307
Opening shareholders’ funds	20,372	20,846	7,539

Closing shareholders’ (deficit)/funds	(3,856)	20,372	20,846

Balance sheets at 31 December

	Group				Company

	Note	2002	2001	2000	2002	2001	2000

		£’000	£’000	£’000	£’000	£’000	£’000
Intangible assets	17	29,477	32,378	15,119	29,387	32,363	14,027
Tangible assets	18	1,482	1,530	960	255	312	114
Investments	19	—	—	—	1,031	1,031	1,031

		30,959	33,908	16,079	30,673	33,706	15,172

Current assets
Stock	20	4,799	2,438	1,878	4,759	2,423	1,868
Debtors	21	9,694	5,408	3,133	21,011	22,177	4,907
Investments	22	—	44	10,064	—	44	10,064
Cash at bank and in hand		15,072	20,688	1,348	12,044	19,405	1,055

		29,565	28,578	16,423	37,814	44,049	17,894

Creditors: amounts falling due within one year	23	41,557	36,902	3,037	43,414	52,885	4,468

Net current (liabilities)/assets		(11,992)	(8,324)	13,386	(5,600)	(8,836)	13,426

Total assets less current liabilities		18,967	25,584	29,465	25,073	24,870	28,598
Creditors: amounts falling due after more than one year	24	22,792	4,466	6,458	28,884	4,466	6,266
Provisions for liabilities and charges	25	31	746	2,161	31	746	2,161

Net (liabilities)/assets		(3,856)	20,372	20,846	(3,842)	19,658	20,171

Capital and reserves
Called up share capital	27	11,838	11,804	10,944	11,838	11,804	10,944
Share premium account	29	37,981	38,144	36,062	36,288	36,451	34,369
Merger reserve	29	(1,027)	(1,027)	(1,027)	—	—	—
Profit and loss account	29	(52,648)	(28,549)	(25,133)	(51,968)	(28,597)	(25,142)

Total shareholders’ (deficit)/funds		(3,856)	20,372	20,846	(3,842)	19,658	20,171

Analysis of shareholders’ (deficit)/funds
Equity		(10,062)	7,560	8,034	(10,048)	6,846	7,359
Non-equity		6,206	12,812	12,812	6,206	12,812	12,812

		(3,856)	20,372	20,846	(3,842)	19,658	20,171

Consolidated cash flow statement
for the year ended 31 December

	Note	2002	2001	2000

		£’000	£’000	£’000
Net cash inflow from operating activities		3,811	11,670	3,531

Returns on investment and servicing of finance
Dividends paid on non-equity shares		—	—	(124)
Interest received		242	526	454
Interest paid on loans and overdrafts		(52)	(287)	(47)
Interest paid on finance leases		(3)	(9)	(15)
Other interest paid		—	—	(8)

Net cash inflow from returns on investments and servicing of finance		187	230	260

Taxation
Corporation tax paid		(529)	(284)	(30)

Capital expenditure and financial investment
Purchase of intangible fixed assets		(6,776)	(32,385)	(3,887)
Purchase of tangible fixed assets		(444)	(1,027)	(457)
Proceeds on sale of tangible fixed assets		102	7	68

Net cash outflow from capital expenditure and financial investment		(7,118)	(33,405)	(4,276)

Acquisitions and disposals
Cash received on disposal of South American transdermal business		—	7	—
Cash balance eliminated on disposal of South American transdermal business		—	(98)	—
Net cash acquired with return of transdermal contracts		—	—	4,635

Cash (outflow)/inflow before management of liquid resources and financing		(3,649)	(21,880)	4,120

Management of liquid resources
Decrease/(increase) in short term deposits with banks		—	10,020	(10,020)
Proceeds on sale of current asset investments		—	—	242

Financing
Issue of ordinary share capital	27	123	2,746	6,382
Expenses of issue of ordinary share capital		(252)	(223)	—
New bank and other loans		—	30,919	—
Restructuring costs paid		—	(704)	—
Repayment of principal on bank and other loans	34	(1,600)	(1,493)	(5)
Repayment of principal under finance leases	34	(120)	(163)	(92)

Net cash (outflow)/inflow from financing		(1,849)	31,082	6,285

(Decrease)/increase in cash	33	(5,498)	19,222	627

Reconciliation of operating loss to net cash inflow from operating activities

	2002	2001	2000

	£’000	£’000	£’000
Continuing operations
Operating loss from continuing operations	(20,268)	(3,487)	(1,769)

Amounts written off investments	—	—	(25)
Depreciation on tangible fixed assets	538	394	439
Amortisation of intangible fixed assets	4,609	14,177	1,181
Impairment of intangible fixed assets	24,090	—	—
(Gain)/loss on translation of foreign currency balances	(6,300)	112	—
Loss/(gain) on sale of tangible fixed assets	7	9	(3)
(Increase)/decrease in stocks	(2,361)	(612)	338
(Increase)/decrease in trade debtors	(4,300)	(2,386)	2,450
Decrease/(increase) in other debtors	410	(2,236)	69
(Increase) in prepayments and accrued income	(236)	(221)	(31)
(Decrease)/increase in trade creditors	(168)	1,282	(891)
Increase/(decrease) in other creditors	3,236	1,974	(331)
Increase/(decrease) in other taxation and social security	10	(248)	4
Increase/(decrease) in accruals and deferred income	4,590	468	(1,554)
(Decrease)/increase in provisions	(46)	24	53
Share option compensation charge	—	—	1,058

Net cash inflow from continuing operating activities	3,811	9,250	988

Discontinued operations
Operating profit from discontinued operations	—	458	4,696
Decrease/(increase) in stocks	—	52	(52)
(Increase) in trade debtors	—	(192)	(287)
Decrease/(increase) in other debtors	—	2,480	(229)
Increase/(decrease) in trade creditors	—	39	(370)
(Decrease) in other creditors	—	(417)	(1,215)

Net cash inflow from discontinued operating activities	—	2,420	2,543

Total net cash inflow from operating activities	3,811	11,670	3,531

Notes to the financial statements for the three years ended 31 December 2000, 2001 and 2002

1.	Basis of preparation

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

2.	Principal accounting policies

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

          Depreciation/amortisation is calculated so as to write off the cost of tangible/intangible fixed assets less their estimated residual values, on a straight line basis over the expected useful economic lives of the assets concerned. The principal annual rates used for this purpose are:

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

Turnover

          Revenues exclude value added tax, sales between group companies and trade discounts. Revenues from pharmaceutical product sales and royalties now comprise the main element of the Company’s income. This revenue represents the invoice value of products delivered to the customer, less trade discounts. The Company makes provisions for product returns based on specific product by product sales history and the value of product returns is taken as a deduction from revenue.

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

3.	Analysis by geographical segment

          The Company operates in, and is managed as, a single segment. The majority of European sales are made to companies based in France and the majority of sales elsewhere are made to companies based in the United States. The following analysis is of revenue by geographical segment, origin, of net (loss)/profit and net (liabilities)/assets by companies in each territory. Analysis is also provided of revenue by class and also of long lived assets by geographical location.

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

4.     Cost of sales

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

5.     Operating expenses

	Note	2002	2001	2000

		£’000	£’000	£’000
Administrative expenses
Administrative and general expenses		7,485	5,107	4,731
Selling and marketing expenses		7,197	4,012	362
Foreign exchange gain		(5,019)	—	—
Amortisation of intangible fixed assets	17	1,779	1,725	1,181
Amortisation of Permax sales and marketing rights	17	2,830	12,452	—
Impairment of Moraxen carrying value	17	294	—	—
Impairment of Permax carrying value	17	23,796	—	—

		38,362	23,296	6,274
Analysed:
Continuing operations		38,362	22,839	5,839
Discontinued operations		—	457	435

		38,362	23,296	6,274

	Note	2002	2001	2000

		£’000	£’000	£’000
Research and development costs
Continuing operations		3,859	2,841	3,367
Discontinued operations		—	306	479

		3,859	3,147	3,846

Total operating expenses		42,221	26,443	10,120

6.     Directors’ emoluments

	2002	2001	2000

	£’000	£’000	£’000
Aggregate emoluments	873	758	401
Company pension contributions to money purchase schemes	22	18	15

	895	776	416

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

7.     Employee information

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

8.     (Loss)/profit on disposal of discontinued operations

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

     The consolidated profit and loss account contains a combined profit/(loss) on discontinued operations calculated as follows:

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

9.     Interest receivable and similar income

	2002	2001	2000

	£’000	£’000	£’000
Bank interest receivable and similar income	240	526	365
Other interest receivable	2	—	1
Gain on disposal of current asset investments	—	21	242

	242	547	608

10.     Interest payable and similar charges

	2002	2001	2000

	£’000	£’000	£’000
On bank overdrafts	3	14	9
On other loans	1,153	273	162
On finance leases	3	9	17
Other interest payable	300	—	69

	1,459	296	257

     Other interest payable comprises of interest payable on the under-provision of UK corporation tax relating to prior years (see note 13).

11.     Exceptional items

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

12.     (Loss)/profit on ordinary activities before taxation

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

13.     Taxation

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

14.     Loss for the financial period

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

15.     (Loss)/earnings per ordinary share

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

16.     Dividends — non-equity

     In 2002 the Company has proposed and accrued £76,000 relating to non-equity dividends on the 3% convertible preference shares of £1 nominal value. In 2001 and 2000 the Company has accrued £124,000 relating to non-equity dividends on 4,129,819 3% convertible preference shares of £1 nominal value. During 2002, 2,129,819 of the shares were converted into ordinary shares (see note 27).

17.     Intangible fixed assets

Group	£’000

Cost
At 1 January 2000	17,720
Additions	3,887

At 31 December 2000 and at 1 January 2001	21,607
Additions	32,385
Disposals	(6,066)

At 31 December 2001 and at 1 January 2002	47,926
Additions	25,798

At 31 December 2002	73,724

Amortisation
At 1 January 2000	5,307
Charge for year	1,181

At 31 December 2000 and at 1 January 2001	6,488
Charge for year	14,177
Eliminated on disposal	(5,117)

At 31 December 2001 and at 1 January 2002	15,548
Charge for the year	4,609
Impairment charge	24,090

At 31 December 2002	44,247

Group	£’000

Net Book Value
Net book value at 31 December 2002	29,477

Net book value at 31 December 2001	32,378

Net book value at 31 December 2000	15,119

     On May 17, 2001, the Group entered into an agreement with Elan to license US rights to Permax, a dopamine agonist marketed for the treatment of Parkinson’s disease. Under this agreement, the Group acquired limited exclusive US distribution, sales and marketing rights for an initial period of time, together with a fixed price option to acquire unrestricted US rights. The initial period of exclusive distribution rights expired the earlier of 12 months from the date of the agreement or upon closing of the exercise of the purchase option to acquire all of Elan’s US rights to Permax. The exercise of the option expanded the Group’s rights to Permax in a number of ways, including (1) removing the limited duration of distribution, sales and marketing rights, (2) providing the Group with the rights to develop Permax further (eg new formulations) and (3) enabling the Group to sell some or all of its rights to a third party at some future date.

     In 2001, the Group paid Elan £32,348,000 ($47,500,000) in consideration for the combination of these rights. A further £25,733,000 ($37,500,000) would become payable on the exercise of the option. The Group capitalized the consideration paid to Elan in 2001 as two separate intangible assets: (1) an exclusive US distribution right (£19,943,000) and (2) an option to acquire US rights to Permax (£12,405,000). The initial payment of £32,348,000 ($47,500,000) was allocated between the two assets. The value ascribed to the distribution right was determined using the present value of projected cash flows anticipated over the 12 month period of the distribution agreement. The balance of the initial payment was allocated to the option. Prior to the exercise of the option, the value attributed to the distribution right was being amortized over its 12 month term. The value attributed to the option was not amortized as this amount represents a component of purchase consideration, subject to any impairment.

     In 2002, the Group exercised its option to acquire Elan’s entire US Permax rights, triggering the further consideration of £25,733,000 ($37,500,000). The Permax asset has been recorded at an amount equal to the total consideration paid, which included both the £25,733,000 ($37,500,000) in payments arising from the exercise of the option in 2002, as well as the £12,405,000 in value attributed to the option originally in 2001. In addition, with the exercise of the option, management reassessed the useful life of the distribution right and concluded that the remaining carrying amount of £7,491,000 (being the original £19,943,000 cost amortized up to the date the option was deemed to have been exercised – January 1, 2002) should be amortised over a remaining period of 14 years to match the life assigned to the Permax intangible acquired in March 2002.

     During 2002, the Group recorded an impairment charge in relation to the value of Permax (£23,826,000), following the introduction of generic competition. The impairment charge was calculated in accordance with FRS11 (UK GAAP) “Impairment of fixed assets and goodwill”. As prescribed in FRS11 the launch of a generic is a “trigger” event which necessitates, where appropriate, a revision of the carrying value of the intangible. Subsequent to this impairment charge, the Permax estimated economic useful life has been reduced to 10 years.

     In 2001, the Company paid £327,000 to acquire exclusive US rights for Moraxen, a product in development by CeNeS plc for treatment of pain. During 2002, CeNeS experienced financial difficulty and has ceased further development work on Moraxen. Consequently, included in the Group impairment charge is the write-off of £294,000, the entire carrying value of this intangible.

     In 2002, the Company paid £65,000 to Elan for an option to acquire exclusive US rights to Zelapar, a product in development for Parkinson’s disease.

Company

£’000

Cost
At 1 January 2000	11,758
Additions	3,860

At 31 December 2000 and at 1 January 2001	15,618

£’000

Additions	32,349
At 31 December 2001 and at 1 January 2002	47,967
Additions	25,798

At 31 December 2002	73,765

Amortisation
At 1 January 2000	415
Charge for year	1,176

At 31 December 2000 and at 1 January 2001	1,591
Charge for year	14,013

At 31 December 2001 and at 1 January 2002	15,604
Charge for the year	4,684
Impairment charge	24,090

At 31 December 2002	44,378

Net Book Value
Net book value at 31 December 2002	29,387

Net book value at 31 December 2001	32,363

Net book value at 31 December 2000	14,027

18.     Tangible fixed assets

	Short	Plant and	Motor	Fixtures	Computer
Group	leasehold	equipment	vehicles	and fittings	equipment	Total

	£’000	£’000	£’000	£’000	£’000	£’000
Cost
At 1 January 2000	33	2,133	57	28	344	2,595
Additions	—	264	39	70	84	457
Disposals	—	(97)	(16)	(7)	—	(120)

At 31 December 2000 and at 1 January 2001	33	2,300	80	91	428	2,932
Additions	407	164	—	379	77	1,027
Disposals	(33)	(100)	(27)	(4)	(44)	(208)

At 31 December 2001 and at 1 January 2002	407	2,364	53	466	461	3,751
Additions	—	318	—	125	156	599
Disposals	—	(98)	—	(108)	(15)	(221)

At 31 December 2002	407	2,584	53	483	602	4,129

Accumulated depreciation
At 1 January 2000	16	1,249	57	3	263	1,588
Charge for the year	3	366	7	17	46	439
Eliminated on disposals	—	(39)	(16)	—	—	(55)

At 31 December 2000 and at 1 January 2001	19	1,576	48	20	309	1,972
Charge for the year	22	255	9	55	53	394
Eliminated on disposals	(21)	(60)	(27)	(2)	(35)	(145)

At 31 December 2001 and at 1 January 2002	20	1,771	30	73	327	2,221
Charge for the year	18	282	10	87	141	538
Eliminated on disposals	—	(31)	—	(70)	(11)	(112)

At 31 December 2002	38	2,022	40	90	457	2,647

Net book value
At 31 December 2002	369	562	13	393	145	1,482

At 31 December 2001	387	593	23	393	134	1,530

At 31 December 2000	14	724	32	71	119	960

     Plant and equipment includes assets held under finance leases and purchase contracts as follows:

Group	£’000

Cost
At 1 January 2000	577

At 31 December 2000 and at 1 January 2001	577
Disposals	(62)

At 31 December 2001 and at 1 January 2002	515
Additions	137
Disposals	(92)

At 31 December 2002	560

Accumulated depreciation

Group	£’000

At 1 January 2000	258
Charge for year	91

At 31 December 2000 and at 1 January 2001	349
Charge for year	95

At 31 December 2001 and at 1 January 2002	444
Charge for year	90
Disposals	(35)

At 31 December 2002	499

Net book value
At 31 December 2002	61

At 31 December 2001	71

At 31 December 2000	228

	Short	Plant and	Motor	Fixtures	Computer
Company	leasehold	equipment	vehicles	and fittings	equipment	Total

	£’000	£’000	£’000	£’000	£’000	£’000
Cost
At 1 January 2000	33	97	42	4	103	279
Additions	—	—	38	—	27	65
Disposals	—	(97)	(16)	—	—	(113)

At 31 December 2000 and at 1 January 2001	33	—	64	4	130	231
Additions	182	—	—	52	42	276
Disposals	(33)	—	(27)	(2)	(35)	(97)

At 31 December 2001 and at 1 January 2002	182	—	37	54	137	410
Additions	—	—	—	5	25	30

At 31 December 2002	182	—	37	59	162	440

Accumulated depreciation
At 1 January 2000	16	33	42	4	37	132
Charge for the year	3	6	6	—	25	40
Eliminated on disposals	—	(39)	(16)	—	—	(55)

At 31 December 2000 and at 1 January 2001	19	—	32	4	62	117
Charge for the year	16	—	9	7	34	66
Eliminated on disposals	(21)	—	(27)	(2)	(35)	(85)

At 31 December 2001 and at 1 January 2002	14	—	14	9	61	98
Charge for the year	18	—	10	10	49	87

At 31 December 2002	32	—	24	19	110	185

Net book value
At 31 December 2002	150	—	13	40	52	255

At 31 December 2001	168	—	23	45	76	312

At 31 December 2000	14	—	32	—	68	114

     The Company had no tangible fixed assets under finance leases at 31 December 2002, 31 December 2001 or 31 December 2002.

19.     Fixed asset investments

Group

     The Group had no fixed asset investments as 31 December 2002, 2001 or 2000.

Company

Group
undertakings

£’000
Cost or valuation
At 31 December 2002, 2001 and 2000	1,031

Interest in group undertakings

			Proportion of
			nominal value of
			issued share capital
	Country of		held by the
	incorporation
Name of undertaking	or registration	Description of shares held	Group	Company

			%	%
Amarin Pharmaceuticals Company Limited	England and Wales	1,599,925 £1 ordinary shares	100	100
Ethical Pharmaceuticals (UK) Limited	England and Wales	16,262 £1 ordinary shares	100	100
		11,735 £1 ‘A’ ordinary shares	100	100
		375,050 £1 redeemable cumulative preference shares	100	100
		5,421 £1 redeemable convertible cumulative preference shares	100	100
Gacell Holdings AB	Sweden	1,000 SEK 100 ordinary shares	100	—
Amarin Development (Sweden) AB	Sweden	1,000 SEK 100 ordinary shares	100	—
Amarin Pharmaceuticals Inc.	United States	10 US $0.01 common stock	100	—

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

20.     Stock

	Group			Company

	2002	2001	2000	2002	2001	2000

	£’000	£’000	£’000	£’000	£’000	£’000
Raw materials and consumables	497	704	794	496	704	784
Finished goods and goods for resale	4,302	1,734	1,084	4,263	1,719	1,084

	4,799	2,438	1,878	4,759	2,423	1,868

21.     Debtors

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

22.     Current asset investments

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

23.     Creditors: amounts falling due within one year

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

24.     Creditors: amounts falling due after more than one year

	Group			Company

	2002	2001	2000	2002	2001	2000

	£’000	£’000	£’000	£’000	£’000	£’000
Other loans	13,354	4,466	6,266	19,566	4,466	6,266
Other creditors	9,318	—	98	9,318	—	—
Obligations under finance leases	120	—	94	—	—	—

	22,792	4,466	6,458	28,884	4,466	6,266

     Long-term debt is made up of loans which are repayable as shown below;

In 2002, other loans comprises of:

a)	a non-interest bearing loan, with a related party, of £4,037,000 (US$6,500,000) which is repayable in one lump sum on September 29, 2004 and is unsecured;

b)	the longer term portion of the loan further described in Note 23(a) is £9,317,000 (US$15,000,000) with a related party and repayable on September 30, 2004. The loan bears interest at LIBOR dollar rate plus 2% per annum and is unsecured. As discussed in Note 23(a) $17,500,000 due at 31 December 2002 was paid in January 2003. In addition, in 2003 the loan was restructured and the longer term portion due previously on September 30, 2004 has been deferred by one year to September 30, 2005 (see note 23(a));

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

In 2001, other loans comprises of:

c)	non-interest bearing loan, with a related party, of £4,466,000 (US$6,500,000) which was repayable at 30 September 2000 has been renegotiated and is now repayable by 29 September 2004 and is unsecured; and

d)	a loan with an outstanding amount of £419,000 at 31 December 2000 (31 December 1999: £336,000 (US$542,000)) which was repayable on 30 June 2005, was converted into 1,000,000 ordinary shares during the year ended 31 December 2001.

In 2000, other loans include:

a)	a loan with an outstanding amount of £4,354,000, which was repayable by 29 September 2004, was non-interest bearing and is unsecured;

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

25.     Provisions for liabilities and charges

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

26.     Financial instruments

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

     The Group has two principal overseas operations in different territories: the USA and Sweden. The revenues and expenses of the operations in the USA are denominated in US dollars and those of the Swedish operation in Swedish Kroner. In 2002 sales to the US accounted for approximately 89% (2001:88%, 2000:68%) of the Group’s revenues from continuing operations. In order to protect the Group’s liquidity from fluctuations in the US dollar/sterling exchange rate, the bulk of the Group’s borrowings are denominated in US dollars.

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

Foreign currency risk profile

     Group companies with sterling as their functional currency are the only ones to have significant monetary assets and liabilities in currency other than their local currency. At 31 December 2002 they held US dollar monetary assets of £29,256,000 (2001: £21,530,000, 2000: £934,000), US dollar monetary liabilities of £37,304,000 (2001: £38,795,000, 2000: £5,893,000), various EU monetary assets of £637,000 (2001: £1,000,000, 2000: £Nil) and various EU monetary liabilities of £544,000 (2001: £Nil, 2000: £Nil).

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

27. Called-up share capital

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

     On a return of capital on a winding up or otherwise, the preference share holders will be repaid the amounts paid up on their preference shares, together with any arrears and accruals of the fixed cumulative preferential dividend. The preference shares do not entitle the holders to vote at general meetings except on any specific resolution directly and adversely affecting their rights, when they are entitled to such number of votes as they would have had had their preference shares been converted into ordinary shares. Each £1 preference share is convertible into one ordinary share of £1 each, on or after the second anniversary of the date of issue, or earlier on the occurrence of certain trigger events. These shares were issued in 1999. As indicated above certain of the preference shares were converted during 2002 and the balance were converted in February 2003.

28.     Options and warrants over shares of Amarin Corporation Plc

					Number of share options
			Exercise price		which were repriced at
		Date Option	per Ordinary		US$5.00 per
Number of share options outstanding*	Note	Granted	Share		Ordinary Share

			£	US$	(Note 19)
4,150	1,18	22 June 1994	38.08	61.30	4,150
300	1	22 December 1994	43.48	70.00	—
1,125	1,18	30 November 1995	53.60	86.30	1,025
3,275	1,18	30 November 1996	35.72	57.50	3,050
12,500	2,18	9 May 1997	38.82	62.50	12,500
5,500	3,18	10 July 1997	31.06	50.00	5,500
1,500	3,18	10 July 1997	3.73	6.00	1,500
100,000	3,18	23 November 1998	15.53	25.00	100,000
450,000	4	23 November 1998	3.11	5.00	—
19,800	5	23 November 1998	0.93	1.50	—
9,250	6	31 December 1998	3.11	5.00	—
5,000	7	2 March 1999	4.47	7.20	—
5,500	8	7 September 1999	1.86	3.00	—
10,000	7	9 February 2000	1.86	3.00	—
38,000	7	9 February 2000	1.86	3.00	—
10,000	7	9 February 2000	4.10	6.60	—
90,000	7	1 March 2000	1.86	3.00	—
37,500	8	1 April 2000	1.86	3.00	—
10,000	7	7 April 2000	1.86	3.00	—
6,250	7	18 May 2000	1.86	3.00	—
5,000	8	23 May 2000	1.86	3.00	—
10,000	9	29 May 2000	1.86	3.00	—
3,293	8	26 September 2000	1.86	3.00	—
34,682	10	24 October 2000	2.42	3.90	—
30,000	11	11 December 2000	3.35	5.40	—
30,000	7	19 February 2001	3.79	6.10	—
10,000	9	12 March 2001	3.73	6.00	—
2,000	9	4 April 2001	4.04	6.50	—
2,334	9	1 May 2001	5.40	8.70	—
45,000	12	4 June 2001	5.40	8.70	—
395,000	12	2 July 2001	6.21	10.00	—
6,000	12	27 July 2001	8.01	12.90	—
10,000	12	10 August 2001	13.85	22.30	—
10,000	12	14 August 2001	11.80	19.00	—
47,000	13	20 August 2001	10.37	16.70	—
15,000	12	31 August 2001	10.55	17.00	—
4,000	12	27 September 2001	10.81	17.40	—
15,000	12	12 December 2001	9.94	16.00	—
228,000	14	12 December 2001	9.94	16.00	—
4,000	15	2 January 2002	10.62	17.10	—
420,650	12,16	23 January 2002	11.00	17.70	—
80,000	12	18 February 2002	8.26	13.30	—
20,000	17	1 May 2002	9.78	15.75	—
20,000	17	1 May 2002	8.24	13.26	—
20,000	17	1 May 2002	10.96	17.65	—
20,000	17	1 May 2002	12.24	19.70	—
15,000	17	1 May 2002	13.23	21.30	—
20,000	17	1 May 2002	10.44	16.80	—
60,000	17	1 May 2002	10.79	17.37	—
23,000	17	1 May 2002	7.93	12.77	—
98,070	17,20	19 July 2002	2.17	3.50	—
2,000	17	19 July 2002	8.32	13.40	—
3,500	17	19 July 2002	7.45	12.00	—
5,000	17	19 July 2002	5.47	8.80	—
262,200	17	5 September 2002	2.05	3.30	—
100,000	7	6 November 2002	1.74	2.80	—
60,000	17	6 November 2002	2.17	3.50	—
387,167	17	6 November 2002	1.93	3.10	—

3,342,546					127,725

     Share options granted to date are denominated in US dollars. For disclosure purposes the exercise price of these options has been retranslated into Sterling at the year end exchange rate of US$1.6099/£1.

     During 2002, the Company introduced a new option plan. The terms of this plan are substantially the same as existing plans.

Notes:

*     During 2002, the nominal value of ordinary shares was converted from 10p to £1 each, resulting in the number of shares reducing by a factor of 10.

(1)	These options may be exercised after four years and before ten years from the date of grant. Certain options held by ex-directors and ex-employees are exercisable immediately and expire at dates up to 54 months from the date of grant.

(2)	These options are now exercisable and remain so until they expire on 9 May 2007.

(3)	When granted these options were to become exercisable in tranches upon the Company’s share price achieving certain pre-determined levels. On 9 February 2000, the Company’s remuneration committee approved the re-pricing of the remaining 100,000 options to an exercise price of US$0.50 per share (now US$5.00 per share following the conversion of the nominal value of ordinary shares from 10p to £1), exercisable immediately and lapsing ten years from the date of grant.

(4)	Of these options 80% became exercisable immediately and 20% after six months from date of grant. 200,000 of the total options granted remain exercisable until 54 months from date of grant and 250,000 until ten years from date of grant.

(5)	These options can be exercised after three years but before ten years from the date the option is granted, with the exception of 8,000 options granted to employees of Amarin Technologies SA, disposed of on 29 November 2001. These options will expire on 30 June 2003.

(6)	These options are exercisable immediately and remain exercisable until 30 June 2003.

(7)	These options are exercisable now and remain exercisable until ten years from date of grant.

(8)	These options were granted to a former employee of Amarin Corporation plc, are now exercisable and expire on 30 November 2008.

(9)	These options were granted to former API New Jersey employees and became exercisable in tranches of 33% each on the date of grant, the first anniversary and the second anniversary of the date of grant. All the options were exercisable at 31 December 2002. Following the closure of the New Jersey office, the expiry date of these options has been brought forward to 20 July 2003.

(10)	4,682 of the total options granted on this date were to former API New Jersey employees, the expiry date for these options has been brought forward to 20 July 2003. 15,000 of the total options granted were to a former Amarin Development AB employees and the expiry date for these options has been brought forward to 31 October 2003. The remaining options granted on this date are exercisable in tranches of 33% from the date of grant then on the first and second anniversary of the date of grant.

(11)	These options were exercisable in tranches of 33% over three years, all are exercisable at 31 December 2002. The expiry date of the options has been brought forward to 3 December 2004.

(12)	These options become exercisable in tranches of 33% over three years on the date of the grant then on the first and second anniversaries of the date of grant and remain exercisable for a period of ten years from the date of grant.

(13)	These options were granted to a former Amarin Development AB employee, all are exercisable at 31 December 2002 and the expiry date has been brought forward to 31 October 2003.

(14)	These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant.

(15)	These options were granted to a former API New Jersey employee and became exercisable in tranches of 33% each on the date of grant, the first anniversary and the second anniversary of the date of grant. 1,333 options were exercisable at 31 December 2002. Following the closure of the New Jersey office, the expiry date of these options has been brought forward to 20 July 2003.

(16)	15,050 of the total options were granted to former API New Jersey employees. None were exercisable at 31 December 2002 and the expiry date has been brought forward to 20 July 2003. 9,900 of the total options were granted to a former API New Jersey employee, the expiry date for this grant has been brought forward to 3 December 2004.

(17)	These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date employment commences. The options expire 10 years from the date of the grant.

(18)	648,770 options were granted on 8 December 1999, in order to effect the re-pricing mentioned in Note 19 below. The options vest and expire at the same dates as those attaching to the original grants except in the case of certain ex-employees where the options expired on 29 December 2000. It is a condition of the award of these options that, upon exercise, the awardee will surrender a like number of options from the original grant. Therefore the original grant has been shown as being repriced in the table above, and the replacement grant has been excluded.

(19)	As disclosed in a Shareholders’ Circular dated 30 October 1998, the Board decided that all existing share options held by current employees and current directors as at 21 October 1998, who were not serving notice would be repriced at US$0.50 per share (now US$5.00 per share following the conversion of the nominal value of ordinary shares from 10p to £1). Other terms of the grants affected by this re-pricing were left unchanged. For certain options this change was effected at the directors’ discretion, with the remainder being effected by grant described at Note 18 above (Note 3 applies to those options which were granted on 23 November 1998).

(20)	3,130 of the options granted on the 19 July 2002 were to ex-API employees and in accordance with the termination agreement with the employees, the expiry date has been brought forward to 20 July 2003. At that date 1,042 of these options will have vested. 1,980 of the options granted on 19 July 2002 were to a former API New Jersey employee and the expiry date has been brought forward to 3 December 2004.

Warrants in shares of Amarin Corporation plc

               At 31 December 2002, warrants have been granted over ordinary shares as follows:

Number of warrants
outstanding	Note	Date warrant granted	Exercise price per ordinary share

Restated*
30,000	1	20 July 1999	US$8.00 (£5.00)

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

29.     Share premium account and reserves

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

30.     Capital commitments

     Capital expenditure that has been contracted for but has not been provided for in the financial statements amounted to £Nil at 31 December 2002 (31 December 2001: £Nil, 31 December 2000: £Nil).

31.     Financial commitments

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

32.     Contingent liabilities

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

33.     Reconciliation of net cash flow to movement in net debt

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

34.     Analysis of net debt

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

35.     Major non-cash transactions

     During 2002, 2,129,819 3% cumulative preference shares of £1 each were converted into 2,129,819 ordinary shares of £1 each.

     During 2001, an unsecured loan with an outstanding amount of £419,000 repayable on 30 June 2005, bearing 11% interest was converted into 100,000 ordinary £1 shares.

36.     Pensions

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

37.     Post balance sheet events

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

38.     Related party transactions

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

     As of 31 December 2000, EPIL elected not to assume any licensing and development agreement rights relating to this business. Therefore, the Company remained obligated to perform these contracts. Since the Company no longer intended to operate a transdermal patch business, EPIL had agreed to assist the Company in seeking to terminate such agreements or transfer them to licensees. Given the uncertainty over the Company’s ability to terminate or transfer all contracts successfully (as it requires the consent of each counterparty to do so), the Company took an exceptional charge in 2000 of £2,108,000 to cover the estimated cost to terminate its obligations under these contracts.

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

     Elan has additional registration rights that are based on rights it acquired in 1998. These include the right to demand further registrations of its ordinary shares and ADSs. Such a registration may, at Elan’s request, involve an underwritten offering, which Elan could commence at any time after 1 January 2004 if it includes in such offering at least 1,000,000 ordinary shares and ADSs and determines in good faith that such an underwritten offering is in its best economic interest.

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

39.     Differences between UK GAAP and US GAAP

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

     Set out below, for illustrative purposes, is a summary consolidated statement of cash flows under US GAAP:

	Year Ended	Year Ended	Year Ended
	31 December	31 December	31 December
	2002	2001	2000

	£’000	£’000	£’000
Net provided by operating activities	3,469	10,912	3,761
Net cash (used in)/provided by investing activities	(7,118)	(33,496)	601
Net cash (used in)/provided by financing activities	(1,967)	31,904	6,285

Net (decrease)/increase in cash and cash equivalents	(5,616)	9,320	10,647

Cash and cash equivalents at the beginning of the year	20,688	11,368	721
Cash and cash equivalents at the end of the year	15,072	20,688	11,368

Net (decrease)/increase in cash and cash equivalents	(5,616)	9,320	10,647

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

Variable interest entities

     In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). Under that interpretation, certain entities known as “Variable Interest Entities” (“VIE”) must be consolidated by the “primary beneficiary” of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIE’s in which a significant (but not majority) variable interest is held, certain disclosures are required. The measurement principles of this interpretation will be effective for the Company’s 31 December 2003 financial statements. Amarin currently is evaluating its potential VIEs under FIN 46 but does not believe that it will be considered the primary beneficiary for any such entities or that it will be required to disclose a significant interest in a VIE.

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

	Year Ended	Year Ended	Year Ended
	31 December	31 December	31 December
	2002	2001	2000

	£	£	£
Basic (loss) per share	(2.24)	(0.52)	(0.82)
Diluted earnings per share	a	a	a

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

R) 2001 Proforma Combined Historical Results for Permax Product Line

     The unaudited proforma combined historical results, as if the Company had acquired its rights to Permax with effect from January 1, 2001 for the year ended December 31, 2001, are estimated to be:

PROFORMA
For the year
ended
December 31,
2001

£’000
Turnover	45,708

Net Loss	(4,504)

     The proforma results include amortization of purchase consideration from January 1, 2001 to December 31, 2001 as well as interest expense on the interest bearing portion of the related party loan from Elan and royalty payments on Permax sales from January 1, 2001. Proforma results have not been presented for the year ended December 31, 2002 as Permax has been included for the entire period. The proforma results are for illustrative purposes only and are not necessarily indicative of what actually would have occurred if the agreement had been effective from January 1, 2001, nor are they necessarily indicative of future consolidated results.

40. Events subsequent to April 24, 2003

     Subsequent to April 24, 2003, the date of the independent auditors’ report and the filing of the original Form 20-F, additional information has become available relating to Permax inventories at wholesalers and the impact of generic competition. The inventories are higher than initially understood and generic competition is greater.

     As indicated in Note 1, concurrent with the signing of the original Form 20-F, cash flow projections had been prepared indicating the Group had adequate cash resources to fund operations for the period to April 2004. Note 1 also indicated that these projections were based on then current sales expectations. On the basis of these projections, the Directors prepared the financial statements on a going concern basis.

     As a result of the reduced expectations for sales of Permax, which was explained in the Group’s first quarter financial results filed with the Securities and Exchange Commission on June 3, 2003 on Form 6-K, the Directors have prepared updated cash flow projections that indicate it no longer has adequate cash resources to fund operations through April 2004. In fact, these projections indicate that it is necessary for the Group to restructure its debt obligations and raise additional funding in order to fund ongoing operations from September 2003 onwards.

     Management has already commenced implementing an action plan to achieve these needs. This includes negotiating a moratorium with Elan on debt and interest payments, negotiating a reduced debt settlement with Elan, negotiating reduced and re-phased consideration for the acquisition of Zelapar and seeking third party finance. In addition, management is actively considering third party collaborations and potential strategic alternatives.

     Although the Group has historically been able to satisfy its cash requirements, there can be no assurance that efforts to obtain sufficient financing for operations will be successful in the future.

     The timing and ability to restructure existing debt and raise additional finance will impact the Group’s ability to execute its strategy and sustain its infrastructure at its current level. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Group be unable to continue as a going concern.

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Memorandum of Association of the Company*

1.2	Articles of Association of the Company*

2.1	Form of Deposit Agreement, dated as of March 29, 1993, among the Company, Citibank, N.A., as Depositary, and all holders from time to time of American Depositary Receipts issued thereunder (1)

2.2	Amendment No. 1 to Deposit Agreement, dated as of October 8, 1998, among the Company, Citibank, N.A., as Depositary, and all holders from time to time of the American Depositary Receipts issued thereunder (2)

2.3	Amendment No. 2 to Deposit Agreement, dated as of September 25, 2002 among the Company, Citibank N.A., as Depositary, and all holders from time to time of the American Depositary Receipts issued thereunder (3)

2.4	Form of Ordinary Share certificate*

2.5	Form of American Depositary Receipt evidencing ADSs (included in Exhibit 2.3) (3)

2.6	Registration Rights Agreement, dated as of October 21, 1998, by and among Ethical Holdings plc and Monksland Holdings B.V.*

2.7	Amendment No. 1 to Registration Rights Agreement and Waiver, dated January 27, 2003, by and among the Company, Elan International Services, Ltd. and Monksland Holdings B.V.*

2.8	Second Subscription Agreement, dated as of November 1999, among Ethical Holdings PLC, Monksland Holdings B.V. and Elan Corporation PLC (4)

2.9	Purchase Agreement, dated as of June 16, 2000, by and among the Company and the Purchasers named therein (4)

2.10	Registration Rights Agreement, dated as of November 24, 2000, by and between the Company and Laxdale Limited (5)

2.11	Form of Subscription Agreement, dated as of January 27, 2003 by and among the Company and the Purchasers named therein* (The Company entered into twenty separate Subscription Agreements on January 27, 2003 all substantially similar in form and content to this form of Subscription Agreement.)

2.12	Form of Registration Rights Agreement, dated as of January 27, 2003 between the Company and the Purchasers named therein* (The Company entered into twenty separate Registration Rights Agreements on January 27, 2003 all substantially similar in form and content to this form of Registration Rights Agreement.)

4.1	Amended and Restated Asset Purchase Agreement dated September 29, 1999 between Elan Pharmaceuticals Inc. and the Company*

4.2	Variation Agreement, undated, between Elan Pharmaceuticals Inc. and the Company*

4.3	License Agreement, dated November 24, 2000, between the Company and Laxdale Limited (6)

4.4	Option Agreement, dated as of June 18, 2001, between Elan Pharma International Limited and the Company (7)

4.5	Deed of Variation, dated January 27, 2003, between Elan Pharma International Limited and the Company*

4.6	Lease, dated August 6, 2001, between the Company and LB Strawberry LLC (7)

4.7	Amended and Restated Distribution, Marketing and Option Agreement, dated September 28, 2001, between Elan

Exhibit
Number	Description

Pharmaceuticals, Inc. and the Company (8)

4.8	Amended and Restated License and Supply Agreement, dated March 29, 2002, between Eli Lilly and Company and the Company*†

4.9	Deed of Variation, dated January 27, 2003, between Elan Pharmaceuticals Inc. and the Company*

4.10	Stock and Intellectual Property Right Purchase Agreement, dated November 30, 2001, by and among Abriway International S.A., Sergio Lucero, Francisco Stefano, Amarin Technologies S.A., Amarin Pharmaceuticals Company Limited and the Company (7)

4.11	Stock Purchase Agreement, dated November 30, 2001, by and among Abriway International S.A., Beta Pharmaceuticals Corporation and the Company (7)

4.12	Novation Agreement, dated November 30, 2001, by and among Beta Pharmaceuticals Corporation, Amarin Technologies S.A. and the Company (7)

4.13	Loan Agreement, dated September 28, 2001, between Elan Pharma International Limited and the Company (8)

4.14	Deed of Variation, dated July 19, 2002, amending certain provisions of the Loan Agreement between the Company and Elan Pharma International Limited*

4.15	Deed of Variation No. 2, dated December 23, 2002, between the Company and Elan Pharma International Limited*

4.16	Deed of Variation No. 3, dated January 27, 2003, between the Company and Elan Pharma International Limited*

4.17	The Company 2002 Stock Option Plan (9)

4.18	Agreement Letter, dated October 21, 2002, between the Company and Security Research Associates, Inc.*

4.19	Agreement, dated January 27, 2003, among the Company, Elan International Services, Ltd. and Monksland Holdings B.V.*

4.20	Master Agreement, dated January 27, 2003, between Elan Corporation, plc., Elan Pharma International Limited, Elan International Services, Ltd., Elan Pharmaceuticals, Inc., Monksland Holdings B.V. and the Company*

4.21	Form of Warrant Agreement, dated March 19, 2003, between the Company and individuals designated by Security Research Associates, Inc.* (The Company entered into seven separate Warrant Agreements on March 19, 2003 all substantially similar in form and content to this form of Warrant Agreement.)

4.22	Sale and Purchase Agreement, dated March 14, 2003, between F. Hoffmann — La Roche Ltd., Hoffmann — La Roche Inc. and the Company*†

8.1	Subsidiaries of the Company*

10.1	Certification of Richard A. B. Stewart pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

10.2	Certification of Ian R. Garland pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

10.3	Consent of PricewaterhouseCoopers LLP, Chartered Accountants and Registered Auditors**

* Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on April 24, 2003.

** Filed herewith.

†  Confidential treatment was granted by the Securities and Exchange Commission (the confidential portions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission).

(1)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-1, File No. 33-58160, filed with the Securities and Exchange Commission on February 11, 1993.

(2)	Incorporated herein by reference to Exhibit(a)(i) to the Company’s Registration Statement on Post-Effective Amendment No. 1 to Form F-6, File No. 333-5946, filed with the Securities and Exchange Commission on October 8, 1998.

(3)	Incorporated herein by reference to Exhibit(a)(ii) to the Company’s Registration Statement on Post- Effective Amendment No. 2 to Form F-6, File No. 333-5946, filed with the Securities and Exchange Commission on September 26, 2002.

(4)	Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 1999, filed with the Securities and Exchange Commission on June 30, 2000.

(5)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-3, File No. 333-13200, filed with the Securities and Exchange Commission on February 22, 2001.

(6)	Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on July 2, 2001.

(7)	Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on May 9, 2002.

(8)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Pre- Effective Amendment No. 2 to Form F-3, File No. 333-13200, filed with the Securities and Exchange Commission on November 19, 2001.

(9)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form S-8, File No. 333-101775, filed with the Securities and Exchange Commission on December 11, 2002.