Form 20-F
period 2003-12-31
AMARIN CORP PLC\UK
filed 2004-03-31
CIK 897448

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM TO

Commission file number 0-21392

AMARIN CORPORATION PLC

(Exact Name of Registrant as Specified in Its Charter)

England
(Jurisdiction of Incorporation or Organization)

7 Curzon Street
London W1J 5HG
England
(Address of Principal Executive Offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange On Which Registered
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

17,939,786 Ordinary Shares, £1.00 par value per share

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES  ☒     NO  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

ITEM 17  ☐     ITEM 18  ☒

INTRODUCTION

This report comprises the annual report to shareholders of Amarin Corporation plc (NASDAQ: AMRN) and its annual report on Form 20-F in accordance with the requirements of the United States Securities and Exchange Commission, or SEC, for the year ended December 31, 2003.

As used in this annual report, unless the context otherwise indicates, the terms “Company”, “Amarin”, “we”, “us” and “our” refer to Amarin Corporation plc and its wholly owned subsidiary companies. Additionally, Amarin Pharmaceuticals, Inc., our former US subsidiary may be referred to in this annual report as “API”, and Amarin Development (Sweden) AB, our former Swedish subsidiary may be referred to in this annual report as “Amarin AB”.  Elan Corporation plc or its affiliates, a related party, may be referred to in this annual report as “Elan”.

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

This annual report contains trademarks, tradenames or registered marks of us and other entities, including:

•                  Phrenilin (R), Bontril (TM) and Motofen (R), which were registered in or used by us or our former affiliates;

•                  Permax (R), which during the fiscal year covered by this report was registered in Eli Lilly and Company or its affiliates, which we may refer to in this annual report as “Lilly”;

•                  Zelapar(TM), which is registered in Elan; and

•                  Moraxen(TM), which is registered in CeNeS Limited or its affiliates which we may refer to in this annual report as “CeNeS”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements. Additionally, we may make forward-looking statements in future filings with the SEC and in written material, press releases and oral statements issued by or on behalf of us. All statements other than statements of historical facts included in this annual report, including statements regarding our intent, belief or current expectations or those of our management regarding various matters, or statements that include forward-looking terminology such as “may,” “will,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “assumes,” “continues,” or similar expressions, are forward-looking statements. These forward-looking statements relate, among other things, to our future capital needs, our ability to further acquire marketable products, acceptance of our products by regulatory and governmental bodies, prescribers and end-users, competitive factors and our marketing and sales plans.

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

•                  reliance on the development of a single product;

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

Item 2  Offer Statistics and Expected Timetable

Not applicable.

Item 3  Key Information

A.            Selected Financial Data

General

The following table presents selected historical consolidated financial data. The selected historical consolidated financial data as of December 31, 2001, 2002 and 2003 and for each of the three years ended December 31, 2001, 2002 and 2003 have been derived from our audited historical consolidated financial statements included within the consolidated financial statements beginning on page F-1 of this annual report, which have been audited by PricewaterhouseCoopers LLP, chartered accountants and registered auditors for the years ended December 31, 2002 and 2003 and by their predecessor firm, PricewaterhouseCoopers, for the year ended December 31, 2001. The selected historical consolidated financial data as of December 31, 2000 and for the year then ended has been derived from our audited historical financial statements which are not included in these financial statements.  The selected historical consolidated financial data for the year ended December 31, 1999 has not been audited but has been presented in order to facilitate comparisons of data during the transition in 1999 from an August 31 fiscal year-end to a December 31 fiscal year-end.

Unless otherwise specified, all references in this annual report to “fiscal year” or “year” of Amarin refer to a twelve- month financial period ended December 31. We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the UK, which we refer to as “UK GAAP” and which differs in certain significant aspects from generally accepted accounting principles in the US, which we refer to as “US GAAP”.  These differences have a material effect on net income/(loss) and the composition of shareholders equity. A detailed analysis of these differences can be found in Note 40 to the consolidated financial statements beginning on page F-1 of this annual report. Note 40 to our consolidated financial statements also provides a reconciliation of our consolidated financial statements to US GAAP.

During 2002 our Ordinary Shares were consolidated on a ten-for-one basis. Concurrently, we amended the terms of our American Depositary Shares, or ADSs, to provide that each ADS would represent one Ordinary Share. Previously each ADS had represented ten ordinary shares of 10p each. The new conversion ratio has been reflected in all years in the weighted average share numbers shown in the consolidated statement of operations data below.

Selected Consolidated Financial Data

(In thousands, except for per share and other data)

Years ended December 31

	1999	2000	2001	2002	2003
	(in thousands except per share data)
Statement of Operations Data – UK GAAP
Royalties	110	122	96	113	107
Total revenues from continuing operations	110	122	96	113	107
Operating expenses from continuing operations	(3,344)	(3,709)	(4,358)	(6,130)	(6,200)
Operating income/(loss) from continuing operations	(3,234)	(3,587)	(4,262)	(6,017)	(6,093)
Income/(loss) from continuing operations	(3,234)	(3,587)	(4,262)	(6,017)	(6,093)
Income/(loss) from discontinued operations	7,589	6,324	1,002	(31,030)	(13,131)
Net income/(loss)	4,355	2,737	(5,264)	(37,047)	(19,224)
Income/(loss) from continuing operations per Ordinary Share (basic)	(2.15)	(0.91)	(0.60)	(0.65)	(0.36)
Net income/(loss) per Ordinary Share (basic)	2.90	0.69	(0.74)	(3.98)	(1.12)
Net income/(loss) per Ordinary Share (diluted)	2.48	0.32	(0.74)	(3.98)	(1.12)

Amounts in accordance with US GAAP
Operating income/(loss)	(7,122)	(1,498)	(3,230)	(28,571)	(25,841)
Net income/(loss)	4,070	(4,840)	(5,444)	(31,014)	(28,436)
Net income/(loss) per Ordinary Share (basic)	2.71	(1.22)	(0.76)	(3.34)	(1.66)
Net income/(loss) per Ordinary Share (diluted)	2.32	(1.22)	(0.76)	(3.34)	(1.66)
Weighted average shares (basic)	1,501	3,953	7,125	9,297	17,093
Weighted average shares (diluted)	1,754	8,609	12,035	11,896	17,440

Consolidated balance sheet data
Amounts in accordance with UK GAAP

Working capital	(7,956)	21,550	(13,400)	(19,306)	(39,125)
Total assets	33,629	57,155	100,597	97,438	47,377
Long term obligations	1,512	13,876	8,391	36,743	—
Capital stock (ordinary shares)	3,060	10,970	12,354	15,838	29,088
Total shareholders’ equity/(deficit)	12,137	33,560	32,797	(6,208)	(6,348)

Amounts in accordance with US GAAP

Working capital	(7,994)	19,992	(12,082)	(19,742)	(39,183)
Total assets	33,788	42,777	85,688	91,755	43,173
Long term obligations	1,519	9,645	6,559	39,388	—
Capital stock (ordinary shares)	3,075	10,177	11,139	15,838	29,088
Total shareholders’ equity/(deficit)	12,194	25,963	25,090	(8,724)	(10,552)

Exchange Rates

We changed our functional currency on January 1, 2003 to US dollars to reflect the fact that the majority of our transactions, assets and liabilities are denominated in that currency. Consequently, all data provided in this annual report is in US dollars for 2003 and comparative information for prior years has been restated into US dollars. Under UK GAAP this restatement of all historical pound sterling amounts has been at an exchange rate of £1 to $1.6099, being the mid point rate on December 31, 2002. Under US GAAP the historical pound sterling amounts have been restated using the weighted average rate for the income statement and applicable closing rate for the balance sheet, including in the table above.

As some assets, liabilities and transactions are still denominated in pounds sterling the rate of exchange between pounds sterling and the US dollar, which is is determined by supply and demand in the foreign exchange markets and affected by numerous factors, continues to impact our financial results. Fluctuations in the exchange rate between the US dollar and the pound sterling may affect any earnings or losses reported by us and the book value of our shareholders’ equity as expressed in US dollars and pounds sterling, and consequently may affect the market price for our ADSs.

The following table sets forth, for the periods indicated, the average of the noon buying rate on the last day of each month during the relevant period as announced by the Federal Reserve Bank of New York for pounds sterling expressed in US dollars per pound sterling:

Fiscal Period	Average Noon Buying Rate
(US dollars/ pound sterling)
12 months ended December 31, 1999	1.6010
12 months ended December 31, 2000	1.5170
12 months ended December 31, 2001	1.4543
12 months ended December 31, 2002	1.5093
12 months ended December 31, 2003	1.6450

The following table sets forth, for each of the last six months, the high and low noon buying rate during each month as announced by the Federal Reserve Bank of New York for pounds sterling expressed in US dollars per pound sterling:

Month	High Noon Buying Rate	Low Noon Buying Rate
	(US dollars/ pound sterling)	(US dollars/ pound sterling)
September 2003	1.5732	1.6642
October 2003	1.6598	1.7025
November 2003	1.6693	1.7219
December 2003	1.7200	1.7842
January 2004	1.7902	1.8511
February 2004	1.8182	1.9045

The noon buying rate as of March 24, 2004 was 1.8351 US dollars per pound sterling.

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

We have a history of losses, and we may continue to generate losses in the foreseeable future.

We have not been profitable in any of the last three fiscal years. For the fiscal years ended December 31, 2001, 2002 and 2003, we reported losses of approximately $5.3, $ 37.0 and $ 20.9 million respectively under UK GAAP.  Unless and until FDA marketing approval is obtained for our in-licensed product, LAX-101, or we are otherwise able to acquire rights to products that have received regulatory approval or are at an advanced stage of development and can be readily commercialized, we may not be able to generate revenues in future periods and we may not be able to return to profitability.

In February 2004 we divested a majority of our assets, and we currently have limited operations, assets and financial resources. As a result, we currently have no marketable products or other source of revenues for the near-term future.  We have marketing and distribution rights for the U.S. to a single development stage product, LAX-101 and intend to acquire rights to additional products, which we anticipate may either be in the development stage or approved products.  However, there is no assurance that we will be successful in acquiring any marketable products, or that LAX-101 or any other development stage products we may acquire will be approved by the FDA or regulatory authorities in other countries on a timely basis or at all. To the extent we undertake development efforts in-house, our business will be capital intensive. Therefore, we may incur expenses without corresponding revenues at least until we are able to obtain regulatory approval and sell our future products in large quantities.  This may result in net operating losses, which will increase continuously until we can generate an acceptable level of revenues, which we may not ever attain.  Further, even if we do achieve operating revenues, there can be no assurance that such revenues will be sufficient to repay our obligations or to fund continuing operations.  Therefore we cannot predict whether we will ever be able to achieve profitability.

The likelihood of success of our business plan must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding early stage businesses and the competitive environment in which we operate.

Our historical financial results do not form an accurate basis for assessing our current business.

As a consequence of the divestiture of a majority of our business and assets during 2003 and early 2004, our financial results for 2003 and prior periods do not form an accurate basis upon which investors should base an assessment of our business and prospects. Prior to such divestiture, our revenues were generated primarily from the sale of in-licensed marketable products, the out-licensing of our proprietary technologies, and research and development work performed on a contract basis.  All of these lines of business have been sold, and our current focus is on development efforts for LAX-101 and targeting new products for potential acquisition. Accordingly, our historical financial results reflect a substantially different business from that currently being conducted.

We may have to issue equity in Amarin leading to shareholder dilution.

We are committed to issue equity to Laxdale Limited, which we may refer to in this annual report as “Laxdale”, upon the successful achievement of specified milestones for the LAX-101 development program. See Item 4 “Information on the Company — Business Overview — Our Huntington’s Disease Strategy — LAX-101.” We have also issued warrants to purchase 500,000 ordinary shares to Elan as part of our debt re-negotiation with Elan in February 2004. In pursuing our growth strategy it is probable that we will need to raise new finance and new equity or convertible equity or debt instruments may be issued to new or existing shareholders. The creation of new shares would lead to dilution of the current shareholder base.

If we cannot find additional capital resources, we will have difficulty in sustaining and growing our business.

We will need to raise additional capital to fund our long-term growth strategy of acquiring additional development stage and/or marketable products, recruiting clinical and regulatory personnel and growing our business. Depending on market conditions and our ability to ensure financial stability, we may not have access to additional capital on reasonable terms or at all. Any inability to obtain additional financing when needed would adversely affect our ability to sustain and to grow our business.

We will be dependent upon the success of a limited range of products.

We are currently reliant upon the success of a single product, LAX-101.  If development efforts for this product are not successful, or if adequate demand for this product is not generated should FDA approval be obtained, our business will be materially and adversely affected. Although we intend to acquire additional products, even if we are successful in doing so the range of products we will be able to commercialize will in all likelihood be limited, given our financial resources.  This may limit our ability to respond to adverse business conditions.  If we are not successful in developing LAX-101 or any future product, or if there is not adequate demand for any such product or the market for such product develops less rapidly than we anticipate, we may not have the capability to shift our resources to the development of alternative products.   As a result, the limited range of products we intend to develop could limit our revenues and profitability.

Our ability to generate revenues under our in-licensing agreements depends in part upon the financial condition of our licensors and the ability of our licensors to obtain regulatory approvals.

We have entered into a license agreement with Laxdale that gives us the US marketing and distribution rights to LAX-101, a new molecular entity that is under investigation to treat Huntington’s disease. Laxdale is responsible for conducting, at its expense, all tests and clinical trials needed in order to meet regulatory requirements, for obtaining applicable regulatory approvals, and for prosecuting any patent applications with respect to this product. The costs of developing and obtaining regulatory approvals for pharmaceutical products can be substantial. On February 3, 2003, we announced our intention to work with Laxdale toward conducting an additional Phase III program to support a possible new drug application or “NDA” for LAX-101. This was determined after a meeting with the US Food and Drug Administration or “FDA” on January 29, 2003. The decision to conduct a further Phase III program is consistent with the approval process of new drug products for neurological diseases, and reflects the fact that statistical significance was not achieved in the entire study patient population in the first Phase III study. Our ability to commercialize this product is dependent upon the success of Laxdale’s further development efforts. If Laxdale is unable to maintain the financial and operational capability to complete its development efforts, we may not ever be able to generate revenues from the licensed product. In the event that Laxdale is unable to fund the Phase III program for LAX-101, we could not fund such Phase III program from our existing financial resources. We are dependent upon Laxdale having the financial and personnel resources necessary to fulfill its obligations to complete the clinical development and pursuit of approval of an NDA, if clinical study results warrant, and on the success of such development efforts. There can be no assurances that Laxdale, a small, closely held private company, will have the resources necessary to fulfill these obligations or that development success will otherwise be achieved. In addition, the Chairman of Laxdale, Dr. David Horrobin, one of its founders, died in April 2003.

While we do not believe that Laxdale was wholly dependent on Dr. Horrobin for continued development progress of LAX-101, the impact of his death upon Laxdale remains uncertain at this time.

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

Our future products may not be able to compete effectively against those of our competitors.

Competition in the pharmaceutical industry is intense and is expected to increase. To the extent we are able to acquire or develop marketable products in the future, such products will compete with a variety of other products within the US, possibly including established drugs and major brand names. Competitive factors, including generic competition, could force us to lower prices or could result in reduced sales. In addition, new products developed by others could emerge as competitors to our future products. Products based on new technologies or new drugs could render our products obsolete or uneconomical.

Our potential competitors both in the US and Europe may include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies, and specialized drug delivery companies. In addition, we may compete with universities and other institutions involved in the development of technologies and products that may be competitive with ours. Many of our competitors will likely have greater resources than us, including financial, product development, marketing, personnel and other resources.  Should a competitive product obtain marketing approval prior to LAX-101, this would significantly erode the projected revenue streams and anticipated first-to-market advantage for such product.

The success of our future products will also depend in large part on the willingness of physicians to prescribe these products to their patients. Our future products may compete against products that have achieved broad recognition and acceptance among medical professionals. In order to achieve an acceptable level of subscriptions for our future products, we must be able to meet the needs of both the medical community and end users with respect to cost, efficacy and other factors.

Our supply of future products could be dependent upon relationships with manufacturers and key suppliers.

We have no in-house manufacturing capacity and, to the extent we are successful in acquiring or developing marketable products in the future, we will be obliged to rely upon contract manufacturers to produce our products.  We may not be able to enter into manufacturing arrangement on terms that are favourable to us.  Moreover, if any future manufacturers should cease doing business with us or experience delays, shortages of supply or excessive demands on their capacity, we may not be able to obtain adequate quantities of product in a timely manner, or at all. Manufacturers are required to comply with current Good Manufacturing Practices regulations promulgated by the FDA. The failure by a future manufacturer to comply with these regulations could affect its ability to provide us with product. Any manufacturing problem or the loss of a contract manufacturer could be disruptive to our operations and result in lost sales.

Additionally, we may be reliant on third parties to supply the raw materials needed to manufacture our future products. Any reliance on suppliers may involve several risks, including a potential inability to obtain critical materials and reduced control over production costs, delivery schedules, reliability and quality. Any unanticipated disruption to future contract manufacture caused by problems at suppliers could delay shipment of products, increase our cost of goods sold and result in lost sales.

We may not be able to grow our business unless we can acquire and market new products.

We are pursuing a strategy of product acquisitions in order to generate growth. Although we intend to engage in proprietary research and development of new products, our capability to conduct these activities is limited. We must therefore rely on our ability to identify other companies that are willing to sell or license product lines to us. We will be competing for these products with other parties, many of whom have substantially greater financial, marketing and sales resources. Even if suitable products are available, depending on competitive conditions we may not be able to acquire rights to additional products on acceptable terms, or at all. Our inability to acquire additional products or successfully introduce new products could have a material adverse effect on our business. In addition, we may need to establish a sales and marketing force and incur additional expenses in anticipation of a new product introduction.

The planned expansion of our business may strain our resources.

Our strategy for growth includes potential acquisitions of new products for development and the introduction of these products to the market. Since we currently operate with limited resources, the addition of such new products could require a significant expansion of our operations, including the recruitment, hiring and training of additional personnel. In particular, we do not currently have personnel with a clinical or regulatory background and we will need to recruit such personnel to ensure projects run smoothly. This could create a strain on our financial and management resources. Our failure to recruit such personnel could have a material adverse effect on our business.

We may not be successful in developing or marketing future products if we cannot meet extensive regulatory requirements for quality, safety and efficacy promulgated by the FDA and other regulatory agencies.

Our strategy generally involves the development of products we may acquire from third parties. The success of these efforts is dependent in part upon the ability of the products to meet and to continue to meet regulatory requirements in the jurisdictions where we ultimately intend to sell such products. The development, manufacture and marketing of pharmaceutical products are subject to extensive regulation by governmental authorities in the US, the European Union, Japan and elsewhere. In the US, the FDA generally requires pre-clinical testing and clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before its introduction into the market. Regulatory authorities in other jurisdictions impose similar requirements. The process of obtaining regulatory approvals is lengthy and expensive and the issuance of such approvals is uncertain. The commencement and rate of completion of clinical trials may be delayed by many factors, including:

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

After approval, our products will be subject to extensive government regulation.

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

Advertising and promotional materials must comply with FDA rules in addition to other potentially applicable federal and local laws in the US and in other countries. In the US, the distribution of product samples to physicians must comply with the requirements of the US Prescription Drug Marketing Act. Manufacturing facilities remain subject to FDA inspection and must continue to adhere to the FDA’s current good manufacturing practice requirements. Application holders must obtain FDA approval for product and manufacturing changes, depending on the nature of the change. Sales, marketing, and scientific/educational grant programs must comply with the US Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the US False Claims Act, as amended, and similar state laws. Pricing and rebate programs must comply with the US Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended. If products are made available to authorized users of the US Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to US federal and state consumer protection and unfair competition laws. Similar requirements exist in all of these areas in other countries.

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

We may incur potential liabilities relating to discontinued operations or products.

Subsequent to the end of the 2003 fiscal year, we sold our US subsidiary, API, and certain assets to Valeant Pharmaceuticals International (“Valeant”). The asset purchase agreement for the transaction provides for a purchase price adjustment based on variations between a pro forma balance sheet agreed between the parties and a closing date balance sheet to be prepared after the closing. Subsequent to the closing of the sale, one of API’s wholesalers advised that it was holding approximately $6 million of product inventory that it had not previously discovered. Valeant appear to be taking the position that the purchase price with respect to the sale should be reduced as a result of the discovery of such additional inventory.  It is our view that the additional inventory should not impact the consideration payable to Amarin, whether as a result of a purchase price adjustment or otherwise.  We cannot predict how this matter will be resolved.  The Company intends to take all appropriate action to protect its interests in the event any claims should be asserted against it.

In connection with the sale of assets to Valeant and the sale of our Swedish subsidiary to Watson Pharmaceuticals, Inc., we provided a number of representations and warranties to Valeant and Watson regarding the respective businesses sold to them, and other matters, and we undertook to indemnify Valeant and Watson under certain circumstances for breaches of such representations and warranties.  We are not aware of any circumstances which could reasonably be expected to give rise to an indemnification obligation under our agreements with either Valeant or Watson.  However, we cannot predict whether matters may arise in the future which were not known to us and which, under the terms of the relevant agreements, could give rise to a claim against us.

We will be dependent on patents, proprietary rights and confidentiality.

Because of the significant time and expense involved in developing new products and obtaining regulatory approvals, it is very important to obtain patent and trade secret protection for new technologies, products and processes.  Our ability to successfully implement our business plan will depend in large part on our ability to:

•                  acquire patented or patentable products and technologies;

•     obtain and maintain patent protection for our acquired products;

•     preserve any trade secrets relating to our future products; and

•     operate without infringing the proprietary rights of third parties.

Although we intend to make reasonable efforts to protect any future intellectual property rights and to ensure that any proprietary technology we acquire does not infringe the rights of other parties, we will not be able to ascertain the existence of all potentially conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against our future products or technologies. In addition, third parties may be able to obtain patents that prevent the sale of our future products or require us to obtain a license and pay significant fees or royalties in order to continue selling such products.

We may in the future discover the existence of products that infringe upon patents that we own or that have been licensed to us. Although we intend to protect our trade secrets and proprietary know-how through confidentiality agreements with our manufacturers, employees and consultants, we will not be able to prevent our competitors from breaching these agreements or independently developing or learning of our trade secrets.

We anticipate that competitors may from time to time oppose our efforts to obtain patent protection for new technologies or to submit patented technologies for regulatory approvals. Competitors may seek to challenge patent applications or existing patents to delay the approval process, even if the challenge has little or no merit. Patent challenges are generally highly technical, time consuming and expensive to pursue. Were we to be subject to one or more patent challenges, that effort could consume substantial time and resources, with no assurances of success, even when holding an issued patent.

The loss of any key management or qualified personnel could disrupt our business.

We are highly dependent upon the efforts of our senior management. The loss of the services of one or more members of senior management could have a material adverse effect on us. As a small company with a streamlined management structure, the departure of any key person could have a significant impact and would be potentially disruptive to our business. Furthermore, because of the specialized nature of our business, we are highly dependent upon our ability to attract and retain qualified scientific, technical and key management personnel. There is intense competition for qualified personnel in the areas of our activities. In this environment we may not be able to continue to attract and retain the personnel necessary for the development of our business, particularly if we do not achieve profitability. The failure to recruit key scientific and technical personnel would be detrimental to our ability to implement our business plan.

We have entered into an employment agreement with our chief executive officer. The term of this agreement automatically renews on an annual basis, subject to each party’s right to terminate upon six months’ notice. Our officers and key employees, other than our chief executive officer, are not employed for any specified period and are not restricted from seeking employment elsewhere, subject only to giving appropriate notice to us.

We are subject to continuing potential product liability.

Although we have disposed of the majority of our products, we remain subject to the potential risk of product liability claims relating to the manufacturing and marketing of our former products during the period prior to their divestiture. Any person who is injured as a result of using one of our former products during our period of ownership may have a product liability claim against us without having to prove that we were at fault. The potential for liability exists despite the fact that our former subsidiary, Amarin Pharmaceuticals Inc. (API), conducted all sales and marketing activities with respect to such product. Although we have not retained any liabilities of API in this regard, as the one-time holder of ownership rights to such former products the Company could be subject to potential claims on a theory of strict liability. Since we distributed and sold our products to a wide number of end users, the risk of such claims could be material. Product liability claims could also be brought by persons who took part in clinical trials involving our former development stage products, including clinical trials of transdermal products and Zelapar carried out prior to the disposal of these products.  A successful claim brought against us could have a material adverse effect on our business. We do not at present carry product liability insurance to cover any such risks and we are currently carrying out a risk analysis of the potential risks involved.

If we were to seek insurance coverage, we may not be able to maintain product liability coverage on acceptable terms if our claims experience results in high rates, or if product liability insurance otherwise becomes costlier or unavailable because of general economic, market or industry conditions. If we add significant products to our portfolio, we will require product liability coverage and may not be able to secure such coverage at reasonable rates or at all.

If we do not maintain compliance with Nasdaq continued listing requirements, our ADSs may be delisted from the Nasdaq National Market.

We have received a letter from the Nasdaq Stock Market Inc. indicating that Nasdaq are conducting a review of our eligibility for continued listing following the sale of assets to Valeant.  In order for our common stock to continue to be quoted on the Nasdaq National Market, we have been asked to provide a plan for future operation and compliance with all continued listing requirements.  At present we do not meet the requirement of maintaining stockholders’ equity of at least $10 million.  We believe that our business plan provides a viable basis for achieving compliance.  However, there is no assurance that Nasdaq will conclude that our plan adequately addresses their concerns.  Moreover, even if we are successful in meeting the objective criteria for continued listing, Nasdaq has discretion to de-list securities based on public interest concerns.  If our ordinary shares are de-listed from the Nasdaq National Market, we would seek to be listed either on the Nasdaq SmallCap Market or the Over-the Counter Bulletin Board.  A delisting may negatively impact the value of our stock, since securities trading on the Nasdaq SmallCap Market or the over-the-counter markets are typically less liquid and trade with larger variations between the bid and ask price.

The price of our ADSs may be volatile.

The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market prices of the securities of many pharmaceutical and medical technology companies have been especially volatile in the past, and this trend is expected to continue in the future. Our ADSs are also subject to volatility as a result of the relatively limited size of their trading market. With approximately 17.4 million ADSs outstanding, there is a risk that there may not be sufficient liquidity in the market to accommodate significant increases in selling activity or the sale of a large block of securities, either of which could result in price volatility. These factors increase the risk that the market price of our ADSs may be affected by factors such as:

•     the announcement of new products or technologies;

•     innovation by us or our future competitors;

•     developments or disputes concerning any future patent or proprietary rights;

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

Foreign currency fluctuations may affect our future financial results or cause us to incur losses.

We record our transactions and prepare our financial statements in US dollars. See Item 3A- “Selected Financial Data-General-Exchange Rates”. Since our future strategy involves the development of products for the US market, we anticipate that the majority of our revenues and expenditures will be denominated in US dollars.  However, certain of our costs are denominated in pounds sterling as a result of our having operations based in the United Kingdom. For purposes of preparing our financial statements, we translate pound sterling transactions and balances into US dollars. As a consequence, the results reported in our financial statements are potentially subject to the impact of currency fluctuations between the US dollar and pound sterling. We believe this risk is not currently material since we are focused on development activities and do not anticipate generating revenues in the short-term future. Accordingly, we do not engage in currency hedging activities in order to restrict the risk of exchange rate fluctuations. However, if we should commence commercializing any products in the US, changes in the relation of the US dollar to the pound sterling may affect our revenues and operating margins. In general, we could incur losses if the US dollar should become devalued relative to the pound sterling.

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

We entered into license agreements in late 2000 and early 2001 which provided us with pipeline products that began our strategic focus in neurology and pain management. We signed our license agreement in November 2000 with Laxdale and acquired an exclusive license to the US marketing and distribution rights for LAX-101 in Huntington’s disease and certain other niche neurodegenerative diseases.

On January 27, 2003 we completed a private placement of 6,093,728 Ordinary Shares raising gross proceeds of approximately $21.2 million. The private placement was made primarily to accredited investors in the US. We entered into a registration rights agreement with these investors and Elan (as part of a pre-existing contractual obligation) under which we agreed to prepare and file (at our expense) a registration statement with the SEC covering the Ordinary Shares purchased in the private placement and 4,653,819 Ordinary Shares and ADSs held by Elan.  A Form F-3 registration statement was filed with the SEC on behalf of the private placement investors and Elan, and became effective August 14, 2003. Pursuant to the registration rights agreement we included for registration warrants to acquire 313,234 Ordinary Shares to individuals designated by the placement agent that assisted us in the private placement.  The warrants are exercisable at a price of US$3.4785 per share between January 27, 2004 and January 26, 2008.

An aggregate of 11,060,791 ordinary shares, including ordinary shares held as ADSs and shares issuable upon exercise of warrants issued in the offering, were registered under the registration statement filed in connection with the January 2003 private placement.

During 2003 our debt obligations, and in particular our short term debt obligations, to Elan led to our seeking a number of renegotiations, reductions and extensions of the Elan debt to provide us with sufficient time to realize assets in an orderly fashion to meet payments to Elan and to minimize the impact on shareholder value.

As part of the restructuring of certain of our obligations to Elan in January 2003, we undertook to use our commercial best efforts to sell all or substantially all of the Phrenilin, Bontril and Motofen lines of products together with certain other branded generic drugs (collectively, the “primary care portfolio”) and/or Amarin Development AB, our Swedish research and development subsidiary, for upfront cash consideration for a reasonable sum and as expeditiously as reasonably practicable, and to apply the proceeds, if any, from these asset disposals to reduce our payment obligations to Elan, with any remaining proceeds used to fund our core business.

In August 2003, we agreed with Elan as part of a comprehensive settlement of our debt obligations to Elan:

• to pay $30 million in cash no later than December 31, 2003;

• to pay $10 million in equity when Zelapar annual sales reach $20 million;

• to continue to pay a 12.5% royalty on future sales of Zelapar.

In consideration for the foregoing, Elan agreed to:

• a moratorium on debt and interest payments until December 31, 2003;

• full and final settlement of all debt and deferred payments due to Elan (the then-current amount of which was $46.5 million); and

• elimination of existing option and milestone payments relating to Zelapar.

In October 2003 we sold Gacell Holdings AB, the Swedish holding company of Amarin Development AB (ADAB), our Swedish drug development subsidiary, to Watson Pharmaceuticals, Inc. Under the terms of the sale agreement Watson agreed to pay us approximately $15 million in cash for the purchase of the stock of ADAB and to settle inter-company debts owed by ADAB to Amarin.  Of the $15 million purchase price, $1.5 million was placed into an escrow account to be released in stages, with one-half payable upon the agreement of a completion balance sheet, one quarter payable six months from the date of closing and the balance on the first anniversary of the date of closing, subject to any claims being made by Watson against us in respect of any breach of warranty or representation.  We applied ninety percent of the net sale proceeds of ADAB toward repayment of part of our financial obligations to Elan. At this we had reached an agreement in-principle with Elan that, if a $30 million minimum payment was not made by December 31st, 2003 the deadline for debt repayment would be extended to March 31st, 2004 in consideration of the payment to Elan of interest (calculated at 1% per month on the outstanding balance) and a one-off payment to Elan of $1.5 million. We also retained the right to draw down from Elan a further $2 million per month for the first three months of 2004 in order to fund our operating deficit through the first quarter of 2004.  Draw down of these funds was subject to our demonstrating to Elan’s satisfaction that we had a reasonable prospect of consummating a transaction to settle the Elan debt by March 31st, 2004.

In February 2004 we sold our U.S.-based subsidiary, Amarin Pharmaceuticals, Inc. and a majority of our U.S. products for a purchase price of approximately $46 million, including $8 million in milestone payments, to Valeant Pharmaceuticals International (“Valeant”). In addition, Valeant assumed certain other outstanding liabilities, including Amarin’s obligation to make a milestone payment to Elan of $10 million, if sales of Zelapar reach a certain level. Under the terms of the transaction, Valeant made an initial payment of $38 million to us for our interest in Amarin Pharmaceuticals Inc. along with the rights to Amarin’s product portfolio, which included Permax®, a product indicated for the adjunct treatment of Parkinson’s disease; a primary care product portfolio with a broad range of indications and Zelapar™, an in-licensed, late-stage development product for the adjunct treatment of Parkinson’s disease, which has received an approvable letter from the Food & Drug Administration (FDA). The agreement calls for Valeant to make a milestone payment to the Company of $3 million following the successful completion of the previously announced Zelapar clinical safety studies, and a further milestone of $5 million upon final approval of the Zelapar NDA by the FDA. We retained responsibility for certain activities during a transition period post closing of the transaction, including the supervision of the Zelapar clinical safety studies and inventory management among other obligations. We are also responsible for funding costs and liabilities relating to these activities totalling $13 million at closing, rising by a further $0.4 million if the Zelapar safety studies are successful.  The purchase price under the agreement with Valeant is subject to adjustment to the extent there is any variation between the balance sheet of Amarin Pharmaceuticals Inc. as of the closing date and a pro-forma balance sheet of such company that was prepared and agreed by the parties prior to closing.

Simultaneously with the sale to Valeant we reached a full and final agreement with Elan regarding the settlement of our renegotiated outstanding financial obligations.  Under the terms of this agreement with Elan the amount ($24.4 million) then required to discharge our obligations to Elan was amended so that we would pay Elan approximately $17.2 million in cash on closing of the Valeant transaction, plus a further payment of $1 million on the successful completion of the Zelapar safety trials to discharge these obligations.

We also agreed to issue a $5 million 5-year loan note to Elan with capital repayment as follows:

•      $1.5 million in January 2006

•      $1.5 million in July 2007

•      $2 million in January 2009

At Elan’s option, the loan note can be repaid from proceeds Amarin receives from a $5 million milestone payable by Valeant Pharmaceuticals International on the NDA approval of Zelapar. The loan note is also prepayable by us at any time, subject to a prepayment fee of $250,000, and carries an interest rate of 8% per annum.

Additionally we agreed to issue 500,000 warrants to Elan priced at the average market closing price for our Ordinary Shares for the 30-day period prior to closing. As a result, Elan’s fully diluted ownership in Amarin increased from 25.9% to 28.0%.

We closed the Valeant transaction on February 25, 2004.  From the proceeds of this sale we made a payment to Elan of approximately $17.2 million in partial payment of outstanding indebtness and entered into the various agreements and instruments set out above.

As a result of the asset sale to Valeant, we realized net proceeds of approximately $6 million after accounting for financial obligations to Valeant in connection with the sale transaction, payments to Elan in connection with the debt settlement, and professional fees and other third party costs relating to the transaction.

As a result of our various renegotiations with Elan in 2003 and 2004 we have paid $50.8 million to Elan and have had the benefit of a restructuring of approximately $66.2 million in debt, deferred consideration obligations and contingent milestone payments which would otherwise have potentially have been payable. The following table sets out the movement in our debt, deferred consideration and milestone obligations to Elan at the commencement of the year and as at 26th February 2004:

	Total Debt	Deferred Consideration	Total Milestones	Total
	$m	$m	$m	$m
January 1st ‘03:	49.0	27.5	52.5	129.0

Entire period:
Paid	(34.7)	(16.1)	—	(50.8)
Received	4.0	—	—	4.0
Restructured	(13.3)	(11.4)	(41.5)	(66.2)
Assigned obligation	—	—	(10.0)	(10.0)
February 26th 2004	5.0	—	1.0	6.0

Our principal capital expenditures during the last three fiscal years consisted of the purchase of distribution rights to Permax from Elan for $47.5 million in 2001, and the acquisition of additional rights to Permax from Elan in consideration of $10 million in 2002 and $16.1 million in 2003.  We do not currently have any capital expenditures in progress.

B.            Business Overview

General

Amarin Corporation is now an emerging drug development company focused on the clinical development, regulatory approval & ultimate commercialization of neuroscience drugs. We intend to develop drugs to treat the symptoms of Huntington’s and other niche neurological diseases.

Our strategy is to acquire, in-license and develop drug candidates which address major unmet medical needs which can be rapidly commercialized. Our management team will oversee the clinical trials necessary to progress compounds through the development and regulatory approval process. In certain circumstances, we will seek partnerships with pharmaceutical and biotechnology companies for late stage development and marketing of our product candidates. We currently have one product candidatewhich is in Phase III human clinical testing. This candidate, LAX-101 is described below.

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

We announced positive results for two separate Phase II studies for LAX-101 that were published in the January 21, 2002 issue of NeuroReport, a peer-reviewed neurology journal. Following the positive results in these two separate Phase II studies, Laxdale began a Phase III double-blind placebo-controlled study in 2001 and patient treatment was completed in July 2002. On October 28, 2002 we announced encouraging preliminary results of that Phase III study. On February 3, 2003 we announced our intention to work with Laxdale toward conducting an additional Phase III program to support an NDA for LAX-101. This decision was made following a meeting with the FDA on January 29, 2003. The decision to conduct a further Phase III program is consistent with the approval process of new drug products for neurological diseases, and reflects the fact that statistical significance was not achieved in the entire study patient population in the first Phase III study. We were encouraged by the results of our previously announced Phase III trial and look forward to working with Laxdale to finalize the protocol with the FDA for our further Phase III program. We are dependent upon Laxdale having the financial and personnel resources necessary to fulfill its obligations to complete the clinical development and pursuit of approval of an NDA, if clinical study results warrant, and on the success of such development efforts. There can be no assurances that Laxdale, a small, closely held private company, will have the resources necessary to fulfill these obligations or that development success will otherwise be achieved. In addition, the Chairman of Laxdale, Dr. David Horrobin, one of Laxdale’s founders, passed away in April 2003. While we do not believe that Laxdale was wholly dependent on Dr. Horrobin for continued development progress of LAX-101, the impact of his death upon Laxdale remains uncertain at this time.

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

There can, however, be no assurances that a competitive product will not be approved by the FDA, that any patents will be granted, or, if granted, that patents will ultimately be upheld if challenged. Fast track status generally represents the FDA’s commitment to provide a six-month review period for a filed NDA, which is  faster than the typical review period for most non-fast track drugs. Fast track status does not however guarantee a specific review time or a pre-determined outcome.

Internal projections for LAX-101 indicate significant market potential with 30,000 Huntington’s patients currently without available treatment. We anticipate LAX-101 could be marketed in late 2006. According to external industry analysts' reports, at an anticipated cost per patient of $7,500 per year, and a market share of just 25% of this 30,000 patient market, LAX-101 would be a $56 million product at the retail level, and probably a $40 million product for Amarin. Internal estimates are even higher, because of the lack of any alternative treatments for this severe and fatal disease.

These external analysts concur with this point of view, commenting that since there presently is no effective treatment for this disease, the anticipated 25% penetration could prove conservative, and it is also possible that neurologists will prescribe LAX-101 prophylactically for people considered, for genetic reasons, to be at high risk of contracting this condition.

The Financial Year

Through the year ended December 31, 2003, we had commercial sales and marketing operations in the US through our API subsidiary and drug delivery and contract development activities through our Swedish subsidiary ADAB.  On October 28, 2003 we sold ADAB to Watson Pharmaceuticals, Inc. and on February 25, 2004 we sold API, together with all rights to our marketed products and Zelapar.

Following the disposal of these businesses, we have rationalized our operations to position ourselves as a pharmaceutical development company focused on neurology with operations in the UK.

Our consolidated revenues in 2003 were derived from four principal sources. For the year ended December 31, 2003, sales of our products through our own sales and marketing operations accounted for approximately 36% of total revenues; licensing and development fees accounted for approximately 24 % of total revenues; contract manufacturing fees accounted for approximately   20% of total revenues; and royalties on third party product sales accounted for approximately 20 % of total revenues. Although some of the products marketed in the US showed seasonal market trends, our consolidated group did not experience any material revenue seasonality.

Broken down by geographic markets, for the year ended December 31, 2003 approximately 36% of total consolidated revenues were generated in the US, representing sales of our pharmaceutical products; approximately 1% of total consolidated revenues were generated in the UK, representing our royalty income; and approximately 63% of total consolidated revenues were generated in the European market, representing our drug delivery and contract manufacture business.

Competition

In pursuing our strategy of acquiring marketable and/or development stage neurology products, we expect to compete with other pharmaceutical companies for product and product line acquisitions, and more broadly for the distribution and marketing of pharmaceutical and consumer products. These anticipated competitors include companies which may also seek to acquire branded or development stage pharmaceutical products and product lines from other pharmaceutical companies. Most of our potential competitors will likely possess substantially greater financial, technical, marketing and other resources. In addition, we will compete for supplier manufacturing capacity with other companies, including those whose products are competitive with ours. Additionally, our future products may be subject to competition from products with similar qualities. See Item 3 “Key Information — Risk Factors — Our future products may not be able to compete effectively against those of our competitors.”

Government Regulation

Any product development activities relative to LAX-101 or products that we may acquire in the future will be subject to extensive regulation by various government authorities, including the FDA and comparable regulatory authorities in other countries, which regulate the design, research, clinical and non-clinical development, testing, manufacturing, storage, distribution, import, export, labelling, advertising and marketing of pharmaceutical products and devices. Generally, before a new drug can be sold, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific to each regulatory authority and submitted for review. The data are generated in two distinct development stages: pre-clinical and clinical. For new chemical entities, the pre-clinical development stage generally involves synthesizing the active component, developing the formulation and determining the manufacturing process, as well as carrying out toxicology, pharmacology and drug metabolism studies which support subsequent clinical testing. Good laboratory practice requirements must be followed in order for the resulting data to be considered valid and reliable. For established molecules this stage can be limited to formulation and manufacturing process development and in vitro studies to support subsequent clinical evaluation.

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

Following the completion of clinical trials, the data must be thoroughly analyzed to determine if the clinical trials successfully demonstrate safety and efficacy. If they do, an NDA is filed with the FDA along with proposed labelling for the product and information about the manufacturing processes and facilities that will be used to ensure product quality. In the US, FDA approval of an NDA must be obtained before marketing a developed product. The NDA must contain proof of safety, purity, potency and efficacy, which entails extensive pre-clinical and clinical testing.

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

In the European Union, our future products may also be subject to extensive regulatory requirements. As in the US, the marketing of medicinal products has for many years been subject to the granting of marketing authorizations by regulatory agencies. Particular emphasis is also being placed on more sophisticated and faster procedures for reporting of adverse events to the competent authorities.

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

The second procedure in the European Union for obtaining approval of new medicinal products is known as the centralized procedure. This procedure is currently mandatory for products developed by means of a biotechnological process and optional for new active substances and other “innovative medicinal products with novel characteristics.” Under this procedure, an application is submitted to the European Agency for the Evaluation of Medical Products. Two European Union member states are appointed to conduct an initial evaluation of each application. These countries each prepare an assessment report, which reports are then used as the basis of a scientific opinion of the Committee on Proprietary Medical Products. If this opinion is favourable, it is sent to the European Commission which drafts a decision. After consulting with the member states, the European Commission adopts a decision and grants a marketing authorization, which is valid throughout the European Union and confers the same rights and obligations in each of the member states as a marketing authorization granted by that member state.

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

Drug advertising and promotion is subject to federal, state and foreign regulations. In the US, the FDA regulates all company and product promotion, including direct-to-consumer advertising. Promotional materials must be submitted to the FDA. Materials in violation may lead to an FDA enforcement action. Any distribution of pharmaceutical samples to physicians must comply with the US Prescription Drug Marketing Act, or the PDMA, a part of the US Federal Food, Drug, and Cosmetic Act.

In the US, once a product is approved its manufacture is subject to comprehensive and continuing regulation by the FDA. The FDA regulations require that products be manufactured in specific approved facilities and in accordance with current good manufacturing practices, and NDA holders must list their products and register their manufacturing establishments with the FDA. These regulations also impose certain organizational, procedural and documentation requirements with respect to manufacturing and quality assurance activities. Contract manufacturers are subject to inspections at any time that could interrupt the manufacturing operation if any facilities are found to be operating in an unsatisfactory manner.

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

Manufacturing, sales, promotion, and other activities following product approval are also subject to regulation by numerous regulatory authorities in addition to the FDA, including, in the US, the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, and state and local governments. Sales, marketing and scientific/educational programs must comply with the US Medicare-Medicaid Anti-Fraud and Abuse Act and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the US Omnibus Budget Reconciliation Act of 1990. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. The handling of any controlled substances must comply with the US Controlled Substances Act. Products must meet applicable child-resistant packaging requirements under the US Poison Prevention Packaging Act. Manufacturing, sales, promotion and other  activities are also potentially subject to federal and state consumer protection and unfair competition laws.

The failure to comply with regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, or refusal to allow a firm to enter into supply contracts, including government contracts. In addition, even if a firm complies with FDA and other requirements, new information regarding the safety or effectiveness of a product could lead the FDA to modify or withdraw a product approval. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in regulations or statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example:

•     changes to our manufacturing arrangements;

•     additions or modifications to product labelling;

•     the recall or discontinuation of our products; or

•     additional record-keeping.

If any such changes were to be imposed, they could adversely affect the operation of our business.

Some of our future pharmaceutical products may be sold over-the-counter. Any such products would be subject to FDA regulations known as over-the-counter monographs, which specify conditions under which over-the-counter products may be sold without a separately approved NDA, including permitted active ingredients and labelling information. These monographs are subject to revision, and changes in these monographs could impact our marketing efforts with respect to any potential over-the-counter products, render our products unlawful for commercial sale or cause their removal from the marketplace or cause us to spend substantial funds for reformulation activities.

Manufacturing and Supply

Laxdale are currently responsible for the supply of the clinical supplies of LAX-101 and will, pursuant to our license agreement, be responsible for the commercial manufacturing and supply of LAX-101 should the FDA approve LAX-101.

Patents and Proprietary Technology

We firmly believe that patent protection of our technologies, processes and products is important to our future operations. The success of our products may depend, in part, upon our ability to obtain strong patent protection. There can however be no assurance that:

•   any patents will be issued for LAX-101 or any future products in any or all appropriate jurisdictions;

•   any patents that we or our licensees may obtain will not be successfully challenged in the future;

•   our technologies, processes or products will not infringe upon the patents of third parties; or

•   the scope and validity of any patents will prevent third parties from developing similar products.

When deemed appropriate, we intend to vigorously enforce our patent protection and intellectual property rights.

Our strategy is to file patent applications where we think it is appropriate to protect and preserve the proprietary technology and inventions considered significant to our business. We will also rely upon trade secrets and know-how to retain our competitive position. We will file patent applications either on a country-by-country basis or by using the European or international patent cooperation treaty systems. The existence of a patent in a country may provide competitive advantages to us when seeking licensees in that country. In general, patents granted in most European countries have a twenty-year term, although in certain circumstances the term can be extended by supplementary protection certificates. We may be dependent in some cases upon third party licensors to pursue filing, prosecution and maintenance of patent rights or applications owned or controlled by those parties.

It is possible that third parties will obtain patents or other proprietary rights that might be necessary or useful to us. In cases where third parties are first to invent a particular product or technology, it is possible that those parties will obtain patents that will be sufficiently broad so as to prevent us from utilizing such technology. In addition, we may use unpatented proprietary technology, in which case there would be no assurance that others would not develop similar technology. See Item 3 “Key Information — Risk Factors — We will be dependent on patents, proprietary rights and confidentiality.”

C.            Organizational Structure

Following the sale of Gacell Holdings AB and its wholly owner subsidiary Amarin Development AB on October 28, 2003 and the sale of API on February 25, 2004, all of our commercial activities are carried out through Amarin Corporation plc.

Details of all of our significant subsidiaries are summarised below:

Subsidiary Name	Country of Incorporation or Registration	Proportion of Ownership Interest and Voting Power Held
Amarin Pharmaceuticals Company Limited	England	100%

D.            Property, Plant and Equipment

The following table lists the location, use and ownership interest of our principal properties as of March 24, 2004:

Location	Use	Ownership	Size (sq. ft.)
Ely, Cambridgeshire, England
Ground Floor	Offices	Leased and sub-let	7,135
First Floor	Offices	Leased and sub-let	2,800
Godmanchester, Cambridgeshire, England	Offices	Leased and sub-let	7,000
Mill Valley, California, US	Offices	Leased	9,585
London, UK	Offices	Leased	2,830

We vacated the premises in Ely , Cambridgeshire in July 2001 and have sub-let the lease for this space. We have sub-let the lease in Godmanchester to Phytopharm PLC who occupy the premises on a “held over” basis under the terms of a lease, the term of which expired in January 2002.

On April 27, 2001, we signed a lease covering 2,830 square feet of office space located at 7 Curzon Street, London, Mayfair, W1J 5HG, England, to serve as our corporate head office. All UK personnel are based at these premises. This lease expires in March 2010.

We believe that our facilities are sufficient to meet our current and immediate future requirements.

Following the sale of API, on February 25, 2004, we have retained the lease of the Mill Valley, California, US offices. The purchaser of API, Valeant Pharmaceuticals International, will fund the rent of these premises through to August 25, 2004 during which time we will seek to assign or sub-let this space or seek a termination of the lease in consideration of a lump sum payment to the landlord.  Additionally, under the terms of the asset purchase agreement Valeant has assumed responsibility for the lease of the New Jersey premises disclosed in our previous annual report.

We have no manufacturing capacity at any of the above properties.

Item 5  Operating and Financial Review and Prospects

A.  Operating Results

The following discussion of operating results should be read in conjunction with our selected financial information set forth in Item 3 “Key Information — Selected Financial Data” and our consolidated financial statements and notes thereto beginning on page F-1 of this annual report.

Comparison of Fiscal Years Ended December 31, 2003 and December 31, 2002

Overview

In 2003 we saw strong competition to our leading product Permax from both other dopamine agonists and generic competition that entered the market in December 2002.  In addition, as disclosed in our annual report on Form 20-F for the year ended December 31, 2002, we ended 2002 with high wholesaler inventory levels for all of our US products and experienced low revenues during 2003 as in-market inventory levels at the end of 2003 have declined.   These factors resulted in significant losses in 2003 and significant net cash outflow.

This deterioration in our trading during 2003 meant that we were unable to generate sufficient cash flows from operations to meet our debt obligations.  To address our debt obligations we have divested most of our operations through two transactions, one in 2003 and the other shortly after the year-end.  The first of these transactions was the sale of Amarin Development AB (“ADAB”) on October 28, 2003.  The second was the sale of Amarin Pharmaceuticals Inc. together with our rights to Permax, our primary care portfolio and the development product Zelapar (these divested assets are collectively referred to in this Item 5 “Operating and Financial Review and Prospects” as “API”) on February 25th, 2004.

In accordance with UK GAAP, the results of both businesses divested have been shown as discontinued for 2003 and for the comparative years ended December 31, 2002 and 2001.

Revenue

After the disposals of ADAB and API, our remaining business comprises a corporate head office and US rights to LAX-101 which is under development by Laxdale Limited for Huntington’s Disease.  Our remaining Revenues are negligible in 2003 being just $0.1 million and comprise royalties on historical licensing activities in line with the prior years.

Operating Expenses

Total operating expenses for the continuing business were $6.2 million compared to $6.1 million in 2002, an increase of 2%, and comprised selling, general and administrative expenses of $5.6 million and amortization of product rights of $0.6 million.

Interest Income and Interest Expense

Net interest expense for 2003 was $0.8 million compared to $2.0 million for 2002.  The 2003 net charge comprises Interest Income of $0.1 million (compared to $0.4 million in 2002), which was entirely earned from cash balances held on deposit, and Interest Expense of $0.9 million (compared to $2.4 million in 2002).  The Interest Expense arises on the $25 million interest bearing loan from Elan which is explained in more detail below in “— Liquidity and Capital Resources.” The 2002 comparative included a provision of $0.5 million for interest on a capital gains tax liability in relation to the disposal of assets in a discontinued business in 1999.   The reduction in Net Interest Expense is primarily due to lower average interest bearing debt during 2003 compared to 2002 following the January 2003 $17.5 million partial loan repayment to Elan.

Discontinued Operations

As explained above, discontinued operations include the results of API for the whole of 2003 and of ADAB for the period through to its sale on October 28th, 2003.

Discontinued Revenues in 2003 were $7.3 million compared $65.3 million for 2002, a decline of $58.0 million or 89%.

Revenues for 2003 have been impacted by a number of factors in addition to underlying trading changes.  The key factors are:

•                  Charges for Permax returns and in-market inventory risks as a result of generic competition and high in-market inventory levels of $9.0 million;

•                  Charges for returns on the Primary Care Portfolio of $1.6 million; and

•                  The inclusion of ADAB through October 28th 2003 compared to the full year 2002 – a reduction in Revenue of $2.2 million.

Taking into account these factors, revenues from discontinued operations declined by $45.2 million.

For 2003, Permax net revenues were negative $2.4 million because of the returns charges, and net revenues prior to these charges were $6.6 million.  This compares to $41.3 million of Permax revenues in 2002.  At the end of 2002, wholesale customers held significant inventories of Permax and with the decline in demand due to competition did not require us to make further sales throughout 2003.  In-market inventory levels at the end of 2003 remained high in number of months forward coverage due to the reduction in monthly in-market demand.

In-market total Permax prescriptions fell to 68,815 in the year to December 31, 2003 from 160,469 in the prior year, a decline of 57%. Consistent with the trend seen in 2002, according to external industry data, total prescriptions for the dopamine agonist market in which Permax competes continued to grow and were up 14% to 1.6 million in the year to December 31, 2003.  We attribute the decline in prescriptions of Permax to greater sales and marketing resources dedicated to competing dopamine agonists, the introduction of a competitive generic product and labeling safety disadvantages of Permax.  At the end of 2003, based on an externally sourced report, wholesalers and similar customers held approximately 7.1 months’ supply at the end of 2003 (based on December 2003 in-market demand) compared to 5.1 months (based on December 2002 in-market demand) at the end of 2002. Externally sourced inventory information is not readily available and when available is not necessarily accurate or verifiable.

The primary care portfolio generated $5.0 million of revenue in 2003, compared to $16.3 million in 2002.  The decline is due to an exceptional returns provision for excess inventory at one customer of $1.6 million (see above) and wholesaler inventory changes.  Wholesaler inventory levels had risen during 2002 in response to discounts that we offered.  Management believed that the resulting levels of inventory held by wholesalers at the start of 2003 were too high and an inventory reduction program was initiated, including the moderation of previous discounting practices. The Phrenilin family of products generated revenues of $2.1 million in 2003, compared to $6.9 million in 2002. In-market total prescriptions for the Phrenilin family declined 19% in the year ended December 31, 2003 compared to the prior year. According to external industry data, the butalbital market in which Phrenilin competes declined 36% over the same period. Bontril generated revenues of $3.3 million in 2003 compared to $5.8 million in 2002 and in market its total prescriptions declined 9% in 2003, again compared to 2002. According to external industry data, total prescriptions of the anti-obesity market in which Bontril competes declined 16% over the same period. Motofen generated revenues of $0.7 million in 2003 compared to $1.4 million in 2002 and its total prescriptions were down 10% in the same period.  This 10% reduction in prescriptions for Motofen is due to management’s decision to reduce marketing spends in response to financial constraints.

We have only limited information on in-market inventory levels for our primary care portfolio. Information available for Bontril indicates that wholesalers and similar customers held approximately 8.5 months’ supply at the end of 2003 (based on December 2003 in-market demand), the same number of months (based on December 2002 in-market demand) as for 2002.

In 2003, 54% of our revenue was attributable to one customer, compared to 23% in 2002, and the next four largest customers accounted for an additional 36% of our revenue, compared to 56% in 2002.

The gross margin for 2003 from discontinued business was a loss of $4.7 million compared to a profit of $35.2 million for 2002.  The 2003 loss is a result of the charges against revenue explained above plus the charges for inventory provisions of $5.3 million relating to Permax and Primary Care in-house inventory that is projected to expire prior to its sale.  The 2002 gross margin included a $4.7 million charge relating to the withdrawal of Phrenilin with Caffeine and Codeine in that year.

Prior to these charges (both against revenue and in inventory provisions for 2003 and 2002), the gross margin decreased to 60% of sales from to 61% in 2002.  The slight decrease is a result of product mix offset by management’s decision not to offer similar levels of discounts to customers as were offered in 2002.

Included in the 2003 selling, general and administrative expenses attributable to discontinued operations were impairment charges of $10.1 million relating to the write down of the intangible assets of Permax ($9.4 million) and the primary care portfolio ($0.7 million).  This compares to $38.8 million in 2002 related to Permax ($38.3 million) and Moraxen ($0.5 million).  The 2003 impairment charges have been made to reflect the actual net realizable value under the Valeant sale post year-end.  The 2002 Permax impairment charge arose as a result of the launch of a generic form of Permax in the last quarter of 2002.

Included in total operating expenses for 2003 was $0.1 million in royalties and distribution fees to Elan for sales of Permax, as compared to $1.4 million in royalties and distribution fees to Elan for Permax sales in 2002.

As disclosed in our Annual Report on Form 20-F for the year ended December 31, 2002, in January 2003 we agreed a reduction in our deferred consideration obligations to Elan.  This resulted in a gain of $7.5 million that has been reflected as a credit in operating expenses attributable to discontinued operations.

The 2002 results include a $0.5 million provision for the closure of the New Jersey facility, which took place during 2002 and a gain of $1.1 million on the release of a provision related to transdermal contracts that were sold in 1999 and are no longer anticipated to crystallize.

Amortisation of Permax and the Primary Care Portfolio which are included in selling, general and administrative expenses attributable to discontinued operations, decreased to $4.9 million in 2003 from $6.9 million in 2002. The reduction in amortization charge in 2003 arises because of the impairment to the Permax intangible asset carrying value at the end of 2002.

Included in the selling, general and administrative expenses in 2002 was a foreign exchange gain of $8.1 million (no gain or loss in 2003). The exchange gain resulted from translating dollar denominated balance sheet amounts into pounds sterling at the prevailing exchange rates. As of January 1, 2003 we changed our functional currency from pounds sterling to US dollars, which eliminated the effect of foreign exchange rates on US dollar amounts from that date forward. Our foreign currency net investments are not hedged by currency borrowings or other hedging instruments.

Research and development expenditure on discontinued operations decreased 12% in 2003 to $5.4 million. This decrease was largely driven by the inclusion of ADAB only for approximately 10 months in 2003 compared to 12 months for 2002.

A gain of $13.1 million arises on the sale of ADAB to Watson in 2003 and is disclosed in disposal of operations and is attributable to discontinued operations.

Taxation

In 2003, a deferred tax asset of $7.5 million has been recognized on the excess of tax book values compared to accounting carrying values for Permax.  A deferred tax asset on part of the timing differences has been recognized to the extent that it will be realized in 2004 to shelter a gain arising on the settlement of Elan debt obligations.  Establishing this deferred tax asset gives rise to a tax credit of $7.5 million in the current year, being the substantial portion of the current year tax credit of $7.4 million. Included in the 2002 tax on profit on ordinary activities of $3.5 million is a provision of $2.6 million in relation to corporate tax on a capital gain incurred on the disposal of assets in a discontinued business which took place during the 1999 fiscal year.

Comparison of Fiscal Years Ended December 31, 2002 and December 31, 2001

Overview

The continuing operations revenues for 2002 and 2001 are derived from historical royalty license agreements. Operating expenses represent the corporate head office.  The results of our operating activities that were sold prior to the date of this annual report are included as discontinued.

Revenue

Revenues from the continuing business for fiscal 2002 were $0.1  million in-line with 2001.

Operating Expenses

Total operating expenses for the continuing business were $6.1 million compared to $4.4 million in 2001, an increase of 38%. This increase reflects the relocation of our head office from Cambridge, UK to London, increased travel to the U.S. and increased professional, investor relations and public relations fees.

Interest Income and Interest Expense

Interest income of $0.4 million in 2002 was entirely earned from cash balances held on deposit. Interest expense in 2002 of $2.4 million included a provision of $0.5 million representing interest on a capital gains tax liability in relation to the disposal of assets in a discontinued business in 1999. The remaining interest expense of $1.9 million in 2002 was accrued on the remaining balance of US$42.5 million of the loan from Elan, which is explained in more detail below in “— Liquidity and Capital Resources.” This loan from Elan was drawn down in 2001 to finance the acquisition of Permax. Consequently, the increase in interest charge in 2002 is reflective of the loan being outstanding for the full year compared to a partial year in 2001.

Taxation

The 2002 taxation charge of $3.5 million comprises $2.6 million related to capital gains arising on the disposal of a discontinued business in 1999 and $0.9 million of overseas tax paid on results for the year.  The 2002 charge comprises tax on the result for the year.

Discontinued Operations

In March 2002, we exercised our option to acquire from Elan, a related party, the remaining US rights to Permax. Prior to the exercise of the option, we had been acting in the capacity of exclusive US distributor of Permax. The exercise of the option triggered an additional $37.5 million in deferred fixed payments to Elan, $7.5 million of which was paid on exercise of the option and $2.5 million of which was paid in July 2002. The balance was reduced in January 2003 by $7.5 million and two installments of $2.5 million were paid in January and March, respectively with the remaining amount being payable in six quarterly instalments of $2.5 million. We were required to pay royalties to Elan of between 3.0% and 3.5% on all of our US net sales of Permax in 2002 increasing to 10% on all of our US net sales of Permax thereafter. In addition, we have received contributions from Elan towards the cost of product returns relating to sales made prior to our acquisition of the Permax sales rights.

For 2002, Permax generated $42.5 million of revenues compared to $29.9 million in 2001. This increase was caused by the inclusion of Permax revenues for a full year, versus only seven months in 2001. In-market total Permax prescriptions fell to 160,469 in the year to December 31, 2002 from 192,222 in the prior year, a decline of 17%. At the same time, however, according to external industry data, total prescriptions for the dopamine agonist market in which Permax competes grew by 14% to 1.4 million in the year ended December 31, 2002 over the prior year. We attribute the decline in prescriptions of Permax to the introduction of a competitive generic product and to an article reporting a possible connection between pergolide, which is ergot-derived, and valvular heart disease. Additionally, the levels of inventory held by wholesalers and similar customers impacts the level of sales made by us. At the end of 2002, based on an externally sourced report, wholesalers and similar customers held approximately 5.1 months’ supply (based on December 2002 in-market demand) compared to 6.8 months (based on December 2001 in-market demand) at the end of 2001.

The primary care portfolio generated $16.3 million in 2002, compared to $18.7 million in 2001. This decrease was mainly due to the discontinuation of Phrenilin with Caffeine and Codeine during 2002 caused by severe competition from generic competitors. The Phrenilin family of products generated revenues of $6.8 million in 2002, compared to $9.8 million in 2001. In-market total prescriptions for the Phrenilin family declined 12% in the year ended December 31, 2002 compared to the prior year. According to external industry data, the butalbital market in which Phrenilin competes declined 36% over the same period. Bontril generated revenues of $5.8 million in 2002 compared to $6.4 million in 2001 and in-market, its total prescriptions were up 16% in 2002, again compared to 2001. According to external industry data, total prescriptions of the anti-obesity market in which Bontril competes declined 20% over the same period. Motofen generated revenues of $1.3 million in 2002 compared to $1.6 million in 2001 and its total prescriptions were up 2% in the same period. Total prescriptions of the anti-diarrhoeal market in which Motofen competes were down 3% in 2002 compared to 2001 according to external industry data.

We have only limited information on in-market inventory levels for our primary care product portfolio. Information available for Bontril indicates that wholesalers and similar customers held approximately 8.5 months’ supply at the end of 2002 (based on December 2002 in-market demand). No comparable prior year information is available.

Royalty revenues were $1.8 million for fiscal year 2002 compared to $2.6 million in 2001. This decrease was mainly due to erosion of the market share of diltiazem. Licensing and development fees were $3.4 million for the year compared to $2.4 million in 2001. Increases in licensing and development fees were entirely due to new fees for service contracts which were performed by our development company in Malmö, Sweden. The principal licensing and development contracts in 2002 were with Tanabe, Kissei

Pharmaceutical Co., Ltd. and Athpharma Limited.

In 2002, 23% of our revenue was attributable to one customer, compared to 10% in 2001, and the next four largest customers accounted for an additional 56% of our revenue, compared to 26% in 2001.

The gross margin for 2002 from discontinued business decreased to 54% compared to 60% for 2001. The 2002 cost of sales included a $4.7 million one-time inventory write off provision in relation to the discontinuance of Phrenilin with Caffeine and Codeine. Excluding the impact of this charge, the gross margin was 61%. Permax had a margin of 59% in 2002 compared to 55% in 2001. The primary care portfolio had a combined average gross margin of 69% in 2002 compared to 72% in 2001.

Total selling, general and administrative expenses from discontinued operations of $55.6 million accounted for 91% of total expenditures and represented an increase of 68% in 2002 over selling, general and administrative expenses in 2001.

Included in the 2002 selling, general and administrative expenses were impairment charges of $38.8 million relating to the write down of the intangible assets of Permax ($38.3 million) and Moraxen ($0.5 million). The Permax impairment charge arose as a result of the launch of a generic form of Permax in the last quarter of 2002.

Included in total operating expenses for 2002 was $1.4 million in royalties and distribution fees to Elan for sales of Permax, as compared to $3.5 million in royalties and distribution fees to Elan for Permax sales in 2001.

Also included in the 2002 selling, general and administrative expenses was a $0.5 million provision for the closure of the New Jersey facility, which took place during 2002.

Amortisation, which is included in selling, general and administrative expenses, decreased to $7.4 million in 2002 from $22.9 million in 2001. The 2001 charge includes $20.1 million relating to the accelerated amortization of the Permax intangible prior to the exercise of the option to acquire all US Permax rights. Most of the amortization charge in 2002 reflects expense in relation to the Permax intangible following our exercise of our option to acquire the remaining US rights to Permax.

Included in the selling, general and administrative expenses in 2002 was a foreign exchange gain of $8.0 million compared to a loss of $0.3 million in 2001. The exchange gain resulted from translating dollar denominated balance sheet amounts into pounds sterling at the prevailing exchange rates.

Excluding amortisation and non-recurring items, total selling, general and administration expenses increased by 38% to $23.7 million. This increase was largely due to the inclusion for a full year of the sales and marketing office in Mill Valley, California and of the sales force.

Research and development expenditure on discontinued operations increased 23% in 2002 to $6.2 million. This increase was largely driven by the continued focus on fee for service contracts at our development facility in Malmö, Sweden, along with the enlargement of a regulatory and medical function in our US business.

During 2002, a provision of $1.1 million was released in relation to the transdermal contracts. The provision had been created for the anticipated costs associated with the termination or assignment of the transdermal contracts and was released as these costs are no longer expected to crystallize.

Included in the 2002 tax on profit on ordinary activities of $3.5 million is a provision of $2.6 million in relation to corporate tax on the capital gain incurred on the disposal of assets in a discontinued business which took place during the 1999 fiscal year.

Critical Accounting Policies

Our significant accounting policies are described in Note 2 to the consolidated financial statements beginning on page F-1 of this annual report. We believe our most critical accounting policies include those described immediately below.

Intangible Assets

UK GAAP requires that we periodically evaluate acquired assets for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions, operational performance and expected cash flows from the assets. Since indications or impairments can result from events outside of our control, it can be difficult to predict when an impairment loss may occur. However, should an impairment occur, we would be required to write down the carrying value of the affected asset to its recoverable amount and to recognize a corresponding charge to the income statement. Any such impairment may have a material adverse impact on our financial condition and results of operations.

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

Revenue Recognition

Prior to the sale of our US business subsequent to the end of the 2003 fiscal year, we derived a significant majority of our revenues from the sale of pharmaceutical products. We recognized revenue for the invoiced value of products delivered to the customer, less applicable discounts. Our normal sales terms allowed for product returns under certain conditions. We accrued for estimated sales returns and allowances and offset these amounts against revenue. We regularly reviewed our estimates against actual returns and also factored in other variables such as planned product discontinuances and market and regulatory considerations.  Actual returns and deductions were processed against returns and deductions reserves and such reserves were updated to reflect differences between estimates and actual experience.

Income under license and development agreements continues to be recognized using the lesser of non-refundable cash received or the result achieved using percentage-of-completion accounting. Milestone payments representing contingent fees due to us upon satisfaction of contractually agreed criteria were recognized when we fulfilled our obligations under the contract, the amounts are non-refundable, and collectability is probable.

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

B.            Liquidity and Capital Resources

We have financed our operations through cash generated from operations as well as the issuance of debt and equity securities. Over the three years ended December 31, 2003, we have received $23.0 million in cash from the issuance of shares (net of expenses) and $49.8 million in loans, the loans having been provided by our related party Elan.  We have repaid $22.5 million of these loans during this three-year period and subsequent to the end of the year repaid and re-financed the remaining loans.

Cash

As of December 31, 2003, we had approximately $2.1 million in cash. This cash has been invested primarily in US dollar denominated money market and checking accounts with financial institutions in the UK having a high credit standing. As of March 24, 2004, we had approximately $10.7 million in cash, the increase representing net proceeds from the sale of API.

Cash flows expended on continuing operations were $4.9 million for the year ended December 31, 2003 as compared to $4.2 million for the year ended December 31, 2002 and $3.1 million for the year ended December 31, 2001. Cash flows expended on discontinued operations were $10.2 million for the year ended December 31, 2003 as compared to cash flows generated on these discontinued activities of $10.4 million and $21.9 million for the years ended December 31, 2002 and 2001 respectively.

The operating cash flows expended on continuing and discontinued operations reflect funding of the operating loss of $38.8 million adjusted for non-cash depreciation, amortization and impairment charges ($16.1 million), and a net inflow on working capital of $7.6 million.  In 2002, operating cash flows generated reflect an operating loss on continuing and discontinued operations of $32.6 million adjusted for non-cash charges of $47.1 million (amortization, depreciation and impairment charges), a reduction in net working capital of $1.7 million and offset by a non-cash foreign exchange gain of $10.1 million.

Cash flows expended on investing activities were $16.8 million in 2003 as compared to $11.5 million in 2002. Our principal investing activities relate to the purchase of the remaining US rights to Permax from Elan for which $16.1 million was paid in 2003 and $10.9 million in 2002.  In 2001 investing activities primarily comprised the purchase of distribution rights to Permax from Elan of $47.5 million.

In 2003 $13.4 million (net of expenses) was received from the sale of Amarin Development AB and the purchaser additionally assumed a $0.3 million overdraft.  There were no significant acquisitions or disposals of assets in 2002 or 2001.

Cash inflows from financing activities in 2003 were $1.4 million compared to cash outflows of $3.0 million in 2002 and cash inflows of $50.0 million in 2001. Net cash provided by financing activities in 2003 comprised a private placement of ordinary shares ($19.1 million) – see below – offset by repayment of Elan loans ($17.5 million).  Net cash outflows on financing activities in 2002 primarily relate to repayment of Elan loans.   Net cash inflows from financing in 2001 were largely due to the US$45 million loan provided by Elan.

The 2002 purchase of the remaining US rights to Permax consisted of a non-cash movement due to the creation of a scheme of deferred payments, which were in the amount of $27.5 million.  In January 2003, Elan agreed to waive $7.5 million of the deferred payments and during 2003 $16.1 million was paid, $5 million in two quarterly instalments and $11.1 million from the proceeds received on the sale of ADAB (see commentary above).  As of December 31, 2003, $3.9 million in deferred payments was outstanding.

As described in Item 4 “Information on the Company — History and Development of the Company,” we completed a private placement of 6,093,728 Ordinary Shares, raising gross proceeds of approximately $21.2 million in January 2003. As part of the private placement, we issued warrants to acquire 313,234 Ordinary Shares at an exercise price of $3.4785 per share, which warrants are exercisable between January 27, 2004 and January 26, 2008. The net proceeds of our January 2003 private placement (taking into account the cash fees of our placement agent but not our legal, travel, printing or other expenses) were approximately $19.1 million. We applied a portion of these net proceeds, together with available cash reserves, to satisfy certain payment obligations to Elan. See “— Contractual Commitments,” Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions” and our financial statements beginning at page F-1 of this annual report.

As at December 31, 2003, total debt obligations outstanding comprised a $25.0 million interest bearing loan, and a $6.5 million interest free loan, both of which were from Elan (a related party). Subsequent to the end of the year, on February 25, 2004, these loans (together with deferred consideration obligations) were settled through the payment of cash ($17.2 million) and issuing a new 5- year 8% loan note ($5.0 million) and warrants covering 500,000 Ordinary Shares to Elan.  A gain on settlement of these debt and deferred consideration obligations will be recognized in 2004.

All treasury activity is managed in the corporate head office. Cash balances are invested in short term money market deposits, either dollar or sterling.  No formal hedging activities are undertaken although cash balances are maintained in currencies that match our financial obligations.  Subsequent to the end of the year, following the sale of API, the cash balances were divided into sterling deposits (to match the next twelve months’ corporate overheads) and dollar deposits (to match obligations to Valeant, operating expenses denominated in dollars and interest expense arising on the 5 year 8% loan note).

Pro Forma Financial Projections

As we have previously reported, subsequent to the end of the year, we have sold our US commercial activities, all of our US marketed products and one of our US development products.  In addition, our balance sheet as at December 31, 2003 reflects negative total shareholders’ funds. As a result of both the sale of substantially all of our operations, and our balance sheet position, Nasdaq recently initiated a review to determine whether we meet its requirements for continued listing on the Nasdaq National Market.

Taking into account the impacts of the sale of the US assets subsequent to the end of the year, we will still not satisfy Nasdaq’s minimum stockholders’ equity requirements as shown by the following table that sets forth our summarized balance sheet at December 31, 2003 and a summarized balance sheet adjusted to give effect to our sale subsequent to the year end and settlement of our Elan debt obligations from the proceeds of that sale.

	Balance Sheet as at December 31, 2003	Adjustments	Adjusted Balance Sheet
	(See below*) $ million	(Unaudited) $ million	(Unaudited) $ million

Fixed Assets (1)	32.8	(28.4)	4.4
Current Assets (2)	5.0	(3.8)	1.2
Cash (3)	2.1	3.8	5.9
Deferred Tax (4)	7.5	(7.5)	—
Total Assets	47.4	(35.9)	11.5

Current Liabilities (5)	(53.7)	50.4	(3.3)
Long Term Liabilities (6)	—	(5.0)	(5.0)
Total Liabilities	(53.7)	45.4	(8.3)

Total Shareholders’ (Deficit)/Funds	(6.3)	9.5	3.2

*Extracted from audited financial statements

Notes:

$ million
(1) Fixed assets adjustment comprises:
Acquisition of Zelapar upon settlement with Elan	8.0
Intangible assets sold to Valeant	(36.4)
(28.4)

(2) Current assets adjustment comprises:
Current assets sold to Valeant	(3.8)

(3) Cash movements comprise:
Cash balance in API sold to Valeant	(1.0)
Cash consideration from Valeant sale	38.0
Cash element of Elan debt settlement	(17.2)
Expenses and cash obligations on sale to Valeant	(16.0)
3.8

(4) Deferred tax
Asset released against settlement of Elan obligations	(7.5)

(5) Current liabilities adjustment comprises:
Liabilities assumed by Valeant on sale	15.0
Elan debt settled	35.4
(50.4)

(6) Long tem liability adjustment comprises:
Long term loan from Elan arising on debt settlement	(5.0)

Management has developed plans to be implemented during 2004 to address the requirements for continued listing on the Nasdaq National Market. This plan includes a combination of product licensing, financing through the issue of new shares and potential merger and acquisition activities.

General-Liquidity

We have evaluated our anticipated cash flow through March 31, 2005, based on our current estimates of future payment obligations. Based on our anticipated cash flow and our cash balances as at March 24, 2004, we estimate that we can fund our operations and meet our obligations through at least March 31, 2005.

C.            Research and Development

To date we have managed development risk by structuring agreements such that our development partners incur the cost of research and development activities for products we license from them. Whether we continue with this strategy will be dependent upon the future licensing opportunities that arise and the requirements of potential future partners.

D.            Trend Information

Following the sale of ADAB to Watson on October 28, 2003 and our US assets to Valeant subsequent to the end of the year, we do not have significant short-term revenue generating assets.  Consequently, future results for the Group in its current form will reflect expenditure on our corporate activities and will trend in-line with the continuing business results presented herein for the year ended December 31, 2003.

E.              Off Balance Sheet Transactions

Although, there are no disclosable off balance sheet transactions there are transactions involving contingent milestones—see "Note 39—Related party transactions" in our financial statements.

F.              Contractual Obligations.

The following table summarizes our payment obligations as of December 31, 2003:

	Payments due by period in $ 000’s
	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter

Long term debt	—	—	—	—	—	—	—
Capital / finance lease	—	—	—	—	—	—	—
Operating lease	6,537	1,170	1,110	991	907	490	1,869
Purchase obligations	2,752	1,953	183	388	228	—	—
Other long term creditors	—	—	—	—	—	—	—

Total	9,289	3,123	1,293	1,379	1,135	490	1,869

As at December 31, 2003, we did not have any commitments related to Zelapar but had an option to acquire exclusive US rights.  Upon exercise of that option would have become liable for certain milestone payments related to future sales.  Subsequent to the end of the year we exercised our option to acquire Zelapar and simultaneously sold our rights and assigned our obligations to Valeant Pharmaceuticals International –see Item 4A “Information on the Company-History and Development of the Company”.

There are no capital commitments relating to the LAX-101 development project. However, we will be required to issue additional Ordinary Shares and make royalty payments on future sales of LAX-101, subject to achievement of milestones in the agreement.

The following table summarizes our contractual obligations as of March 24, 2004 after giving effect to the disposal of our US subsidiary and the restructuring of our debt to Elan:

	Payments due by period starting January 1, 2004 in $ 000’s
	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter

Long term debt	5,000	—	—	1,500	1,500	2,000	—

The above represents indebtedness under a $5 million loan note issued to Elan. We will be required to make a payment of $1.0 million under such note upon receipt of the first milestone payment under the Asset Purchase Agreement with Valeant, which payment arises on successful completion of the Zelapar research and development studies.

On receipt of the $5 million second milestone payment under the Asset Purchase Agreement with Valeant, which payment arises on FDA approval of Zelapar, Elan has the option to have the entire $5.0 million long term loan note repaid.

Item 6  Directors, Senior Management and Employees

A.            Directors and Senior Management

The following table sets forth certain information regarding our officers and directors. A summary of the background and experience of each of these individuals follows the table.

Name	Age	Position
Thomas G. Lynch	47	Chairman and Non-Executive Director
Richard A. B. Stewart	45	Chief Executive Officer and Director
John Groom	65	Non-Executive Director
Anthony Russell-Roberts	59	Non-Executive Director
William Mason	52	Non-Executive Director
Hubert Huckel	72	Non-Executive Director
Ian R. Garland	38	Chief Financial Officer
Jonathan Lamb	36	General Counsel and Company Secretary
Darren Cunningham	31	Executive Vice President of Strategic Development

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

Mr. Richard Stewart joined us in November 1998 as our President and Chief Operating Officer. Prior to joining us, Mr. Stewart was responsible for corporate strategy as Corporate Development Director of SkyePharma plc, having previously been their Finance Director. He holds a B.Sc. in business administration from the University of Bath, School of Management. Mr. Stewart joined our board of directors on November 23, 1998.

Mr. John Groom joined us as a Non-Executive Director on May 29, 2001. Mr. Groom served as President and Chief Operating Officer of Elan Corporation plc from July 1996 until his retirement in January 2001. Mr. Groom continues to serve Elan in an advisory capacity. Mr. Groom was President, Chief Executive Officer and Director of Athena Neurosciences, Inc. prior to its acquisition by Elan in 1996. Mr. Groom serves on the board of directors of Neuronyx Inc., CV Therapeutics Inc. and Ligand Pharmaceuticals Incorporated.

Mr. Anthony Russell-Roberts joined us as a Non-Executive Director on April 7, 2000. He has held the position of Administrative Director of The Royal Ballet at the Royal Opera House since 1983. Prior to that, he was Artistic Administrator of the Paris Opera from 1981 after five years of work in the lyric arts in various theatres. Mr. Russell-Roberts’ earlier business career started as a general management trainee with Watney Mann, which was followed by eight years with Lane Fox and Partners, as a partner specializing in commercial property development. He holds an M.A. degree in Politics, Philosophy, and Economics from Oxford University and was awarded a CBE in 2004.

Dr. William Mason was appointed as a Non-Executive Director on July 19, 2002. Dr. Mason is an entrepreneur with a strong scientific background in healthcare and life sciences. He received his doctorate in physiology from Trinity College, Cambridge in 1977. For twenty years Dr. Mason led a public and industry-funded programme of neuroscience-focused medical research using cellular and molecular genetics, advanced computing and engineering technology for the visualisation of chemical events in biological cells and high throughput drug discovery. During this time, Dr. Mason also played an active part as a member of the Advisory Council on Science and Technology in the UK Cabinet Office of HM Government focused on changes to the educational system to effect the development of a more highly qualified scientific and technical manpower base in the UK. He also founded three successful high technology companies. Currently, Dr. Mason is Chairman of Cytomyx plc (AIM: CYX), Meridian Technology Ltd and Team Consulting, a board director of Sage Healthcare Limited and an Advisory Board Member of Cambridge Gateway Fund.

Dr. Hubert Huckel joined us as a Non-Executive Director on June 16, 2000. From 1964 until his retirement in December 1992, Dr. Huckel served in various positions with the Hoechst Group. At the time of his retirement, he was Executive Chairman of the Board of Hoechst-Roussel Pharmaceuticals, Inc., Chairman and President of Hoechst-Roussel Agri-Vet Company and a member of the Executive Committee of Hoechst Celanese Corporation. He currently serves on the boards of directors of Titan Pharmaceuticals Inc., Thermogenesis Corporation, Valera Pharmaceutical Inc.and Catalyst Pharmaceutical Partners, Inc.

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

Mr. Darren Cunningham joined us on secondment from Elan in August 2001 and was appointed as our Executive Vice President of Strategic Development in September 2002. Prior to joining Amarin, Mr. Cunningham worked for Elan as manager and then Associate Director of Strategic Planning. Mr. Cunningham is a member of the Institute of Chartered Accountants (Ireland) and trained at Price Waterhouse in Dublin.

Following the sale of Amarin Pharmaceuticals Inc on 25th February 2004 to Valeant Pharmaceuticals International, Michael D. Coffee resigned as a director and employee of the Company. Mr Coffee, our former Chief Operating Officer was entitled to receive certain severance benefits on termination of his employment with us or on a change of control.  These benefits included (i) a lump sum severance payment of 12 months’ salary, plus an additional month for each year or part year of service, up to a maximum total payment of 18 months, (ii) outplacement assistance, (iii) a prorated bonus payment for that year, (iv) a continuation of payment of his employee portion of any COBRA benefits; and (v) accelerated vesting of unvested stock options held. On the date of his resignation Mr Coffee waived any rights to severance benefits as against the Company.

There is no family relationship between any director or executive officer and any other director or executive officer.

B.            Compensation

General

Our directors who serve as officers or employees receive no compensation for their service as members of our board of directors. Directors who are not officers or employees receive $44,753 per annum save for the Chairmen of the Audit and remuneration Committees who receive $71,604 and such options to acquire Ordinary Shares for their service as non-executive members of the board of directors as the Remuneration committee of the board of directors may from time to time determine. Thomas Lynch and John Groom have to date waived their right to non-executive directors’ fees. Additionally, Thomas Lynch has to date waived all of his rights with respect to option grants to non-executive directors that were proposed for him.

For the year ended December 31, 2003, all of our directors and senior management as a group received total compensation of  US $1.137 million and in addition, directors and senior management were issued options to purchase a total of 305,933 Ordinary Shares during such period. See “— Share Ownership” below for the specific terms of the options held by each director and officer.

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

The plan is administered by the remuneration committee of our board of directors. A maximum of four million Ordinary Shares may be issued under the plan. Employees, officers, consultants and independent contractors are eligible persons under the plan. The remuneration committee may grant options to eligible persons. In determining which eligible persons may receive an award of options and become participants in the plan, as well as the terms of any option award, the remuneration committee may take into account the nature of the services rendered to us by the eligible persons, their present and potential contributions to our success or such other factors as the remuneration committee, at its discretion, shall deem relevant.

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

C.            Board Practices

General

No director has a service contract providing for benefits upon the termination of service or employment.

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

At the annual general meeting for 2004, Messrs. Mason, Russell-Roberts and Lynch will retire by rotation, and each is expected to offer himself for re-election. Assuming no directors choose to retire and not stand for re-election at the annual general meetings in 2005 and 2006, we would expect Messrs. Huckel, Groom and Stewart, to retire and stand for re-election at the 2005 annual general meeting and Messrs. Mason, Russell-Roberts and Lynch to retire and stand for re-election at the 2006 annual general meeting. See —

“Directors and Senior Management” above for details on when each of our directors joined our board of directors.

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

The audit committee currently comprises the following directors:

•   Mr. Dr. William Mason (Chairman);

•   Mr. Anthony Russell-Roberts; and

•   Mr John Groom (Financial Expert)

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

The remuneration committee currently comprises the following directors:

•   Mr. Anthony Russell-Roberts (Chairman);

•   Dr. Hubert Huckel; and

•   Mr. Thomas Lynch.

D.  Employees

The average number of employees employed by us during each of the past three financial years are detailed below:

Employment activity	12/31/03	12/31/2002	12/31/2001
Marketing and Administration	50	58	30
Clinical and Regulation	5	6	7
Research and Development	20	24	29
Computing	2	2	2
Laboratory	13	16	16
Total	90	106	84

The average number of employees employed by us by geographical region for the financial year ended December 31, 2003 is set forth below:

Country	Number of Employees
UK	8
US	33
Total	41

Following the sale of our US subsidiary in February 2004 our US employees did not remain with the Amarin group, resulting in a reduction of our workforce from 41 employees to 8.

E.              Share Ownership

The beneficial owership of Ordinary Shares by, and options granted to, those persons who were our directors or officers at March 24, 2004, including their spouses and children under eighteen years of age, are presented in the table below. See also “— Compensation — The Amarin Corporation plc 2002 Stock Option Plan”.

Director/ Officer	Note	Options Outstanding to Acquire Number of Ordinary Shares	Date of Grant (dd/mm/yy)	Exercise Price per Ordinary Share	Ordinary Shares or ADS Equivalents Beneficially Owned		Percentage of Outstanding Share Capital**

J. Groom	1	15,000	23/01/02	$17.65		*		*
	1	15,000	06/11/02	$3.10
H. E. Huckel	2	10,000	19/02/01	$6.12		*		*
	1	15,000	23/01/02	$17.65
	1	15,000	06/11/02	$3.10
T. G. Lynch	—	0	—	—		*		*
W. Mason	1	15,000	06/11/02	$3.10		*		*
A. Russell-Roberts
	2	10,000	07/04/00	$3.00		*		*
	2	10,000	19/02/01	$6.12
	1	15,000	23/01/02	$17.65
	1	15,000	06/11/02	$3.10
R. A. B. Stewart
	3	350,000	23/11/98	$5.00	510,000		2.4%
	1	150,000	23/01/02	$17.65
	1	150,000	06/11/02	$3.10
D. Cunningham	1	60,000	18/07/02	$3.46		*		*
	1	40,000	24/02/03	$3.17
I. R. Garland	1	200,000	03/03/03	$2.82		*		*
J. S. Lamb	1	80,000	18/02/02	$13.26		*		*
	1	26,667	06/11/02	$3.10
	1	65,933	24/02/03	$3.17

Notes:

(1)          These options are exercisable as to one third on each of the first, second and third anniversaries of the date of grant and remain exercisable for a period ended on the tenth anniversary of the date of grant.

(2)          These options are currently exercisable and remain exercisable until ten years from the date of grant.

(3)          When granted these options were to become exercisable in tranches upon the price of our Ordinary Shares achieving certain pre-determined levels. By resolution of the board of directors of January 21, 2000, options to acquire 100,000 of these Ordinary Shares became exercisable immediately at an exercise price of US$5.00 per Ordinary Share and remain exercisable until 54 months from the date of grant. On February 9, 2000, our remuneration committee approved the repricing of the remaining options to an exercise price of US$5.00 per Ordinary Share, exercisable immediately and lapsing ten years from the date of grant.

*                 Less than one percent of our outstanding share capital at March 24, 2004.

**          This information is based on 17,939,786 Ordinary Shares outstanding as of March 24 , 2004, outstanding warrants to purchase 843,234 Ordinary Shares as of March 24, 2004, which warrants are exercisable on or before May 30, 2004 and outstanding options to purchase   2,729,752  Ordinary Shares, which options are exercisable on or before May 30, 2004.

Item 7  Major Shareholders and Related Party Transactions

A.            Major Shareholders

The following table sets forth to the best of our knowledge certain information regarding the ownership of our Ordinary Shares at March 24, 2004 by each person who is known to us to be the beneficial owner of more than five percent of our outstanding Ordinary Shares, either directly or by virtue of ownership of ADSs.

Name of Owner (1)	Number of Ordinary Shares or ADS Equivalents Beneficially Owned	Percentage of Outstanding Share Capital (2)
Elan Corporation plc and its subsidiaries (3)	5,153,819	23.96%
Essex Woodlands Health Venture Fund V, LP s	2,012,361	9.35%
Horizon Waves & Co. as nominee for the Smith Barney Fundamental Value Fund (4)	1,779,145	8.27%
Simon G. Kukes (5)	1,248,145	5.96%

Notes:

(1)          Unless otherwise noted, the persons referred to above have sole investment power.

(2)          This information is based on 17,939,786 Ordinary Shares outstanding as of March 24, 2004, outstanding warrants to purchase 843,234 Ordinary Shares as of March 24, 2004, which warrants are exercisable on or before May 30, 2004 and outstanding options to purchase 2,729,752 Ordinary Shares, which options are exercisable on or before May 30, 2004.

(3)  Includes warrants to purchase 500,000 Ordinary Shares, which warrants are exercisable on or before May 30, 2004.

(4)          Includes 888,140 ADSs held by Smith Barney Fund Management Inc. and 28,565 ADSs held by Citigroup Global Markets Inc. (formerly known as Salomon Smith Barney Inc.), which are subsidiaries of Citigroup Inc. and therefore Citigroup Inc. may be deemed to be the beneficial owners of these securities. The Smith Barney Fundamental Value Fund is a mutual fund controlled by Citigroup Inc.

(5)          Includes 657,995 ADSs of which Simon and Clara Kukes are joint registered holders.

Since January 1, 2003, Elan’s percentage of our outstanding Ordinary Shares (including Ordinary Shares that were issuable upon exercise of Preference Shares) has decreased from a high of 39.31% to the current  23.41% as we have issued more shares as the result of:

•                  a private placement of Ordinary Shares in January, 2003; and

•                  issuances of Ordinary Shares related to Ordinary Share option exercises;

•     the conversion of 2,000,000 Preference Shares held by Elan into 2,000,000 Ordinary Shares in February 2003.

Since March 31, 2003, following Elan’s most recent conversion of 2,000,000 Preference Shares into 2,000,000 Ordinary Shares, we have had no Preference Shares outstanding.

Essex Woodlands Health Ventures Fund V, LP acquired its entire shareholding as part of its participation in the private placement of 6,093,728 Ordinary Shares on January 17, 2003.

None of the above shareholders has voting rights that differ from those of our other shareholders.

The total number of ADSs outstanding as of March 24, 2004 was 17,401,163. The ADSs represented approximately 96.9% of the issued and outstanding Ordinary Shares as of such date. As at March 24, 2004, to the best of our knowledge, we estimate that US shareholders constituted approximately 67% of the holders of our Ordinary Shares and approximately 69% of the beneficial holders of our ADSs.

B.            Related Party Transactions

During the year ended December 31, 2003, and subsequent to the year-end, we entered into certain contracts, and amended the terms of certain contracts, with Elan, which is a significant shareholder. Our directors consider that transactions with Elan have been entered into on an arms length basis. Details of transactions involving Elan are given below.

During 2003 our debt obligations, and in particular our short term debt obligations, to Elan led to our seeking a number of renegotiations, reductions and extensions of the Elan debt to provide us with sufficient time to realize assets in an orderly fashion to meet payments to Elan and to maximize shareholder value.  As of January 1, 2003 our obligations to Elan comprised approximately $49 million of outstanding debt and $27.5 million of deferred payment obligations.

In conjunction with the closing of our private placement on January 27, 2003, we restructured certain of the debt and milestone payments then due or potentially due to Elan.  We paid $2,459,880 in cash out of our cash reserves to Elan as interest accrued on our loan from Elan to January 16, 2003. Our loan agreement with Elan was varied so that the instalments of the loan were rescheduled as follows: $10 million due and payable on September 30, 2003, together with accrued interest, became due and payable on September 30, 2004; and $15 million due and payable on September 30, 2004, together with accrued interest, became due and payable on September 30, 2005. In accordance with the terms of the loan agreement, on January 16, 2003 we paid $17.5 million to Elan that was previously due on December 31, 2002.

The Amended and Restated Distribution and Option Agreement, dated September 28, 2001, between Elan and us (relating to Permax, a product to which we had rights at such time) was amended so that the deferred consideration for Permax payable by way of quarterly instalments of $2.5 million was reduced by $7.5 million. We paid $8,641,387 to Elan in discharge of the then-outstanding balance relating to Permax inventory, royalties and a $2.5 million quarterly instalment of deferred consideration.

The option agreement dated June 18, 2001 and made between us and Elan (relating to Zelapar, a product to which we had rights at such time) was amended so that the first sales milestone payable by us to Elan became $17.5 million rather than $12.5 million. We also agreed to pay approved reasonable and verifiable out-of-pocket costs incurred by Elan after December 31, 2002 in respect of any further development costs incurred for Zelapar. One-half of our or Elan’s out of pocket costs paid by us under this arrangement were to be credited (up to $5 million) against the $17.5 million first milestone payable under the option agreement. The option agreement was further varied so that Elan was entitled to reclaim the rights to Zelapar where such rights have been previously transferred to us if we either materially breached the terms of any agreement between us and Elan and we failed to remedy such breach within 90 days of receiving written notice of such breach, or became insolvent.  The option agreement was also varied so that we were at liberty to defer $8 million of the $10 million payable by us on closing of the option to a period not later than the later of the exercise of the option and September 30, 2003. In consideration of such deferral, we were obligated to pay $2.25 million to Elan upon closing of the option to make a total option payment of $10.25 million rather than $10 million as had previously been the case. Alternatively, we could elect to pay $10 million on closing of the option as had previously been the case.

As part of the restructuring of our obligations to Elan in January 2003, we undertook to use our commercial best efforts to sell all or substantially all of the primary care portfolio and/or Amarin Development AB, our Swedish research and development subsidiary, for upfront cash consideration of a reasonable sum and as expeditiously as reasonably practicable, and to apply the proceeds, if any, from these asset disposals to reduce our payment obligations to Elan, with any remaining proceeds used to fund our core business.

In August 2003 we agreed with Elan as part of a comprehensive settlement of our debt obligations to Elan:

•   to pay $30 million in cash no later than December 31, 2003;

•   to pay $10 million in equity when Zelapar annual sales reach $20 million.

•   to continue to pay a 12.5% royalty on future sales of Zelapar; and

•   in the event that we raised funds in excess of $40 million from the disposal of non-core assets and/or financing, we agreed to use half the excess to reduce  the existing Zelapar royalty of 12.5% at the rate of one-half of one percent for each $1 million per half of 1%, up to a maximum of 5% .

In consideration for the foregoing, Elan agreed to:

• a moratorium on debt and interest payments until December 31, 2003;

• full and final settlement of all debt and deferred payments due to Elan (the then-current amount of which was $46.5 million); and

• elimination of existing option and milestone payments relating to Zelapar.

In connection with this agreement we granted to Elan a fixed and floating charge over all of our assets, to be reduced to $5 million upon payment of the $30 million no later than the year-end.

In December 2003 the Company agreed with Elan that, if the $30 million minimum payment was not made by December 31, 2003, the present year-end deadline for debt repayment would be extended to March 31, 2004 in consideration of the payment to Elan of interest (calculated at 1% per month on the outstanding balance) and a one-off payment to Elan of $1.5 million. Elan also agreed that the Company could retain a further $2 million per month for the first three months of 2004 from the net proceeds from the sale of ADAB in order to fund the Company’s operating deficit through the first quarter of 2004.  Draw down of these funds was subject to the Company demonstrating to Elan’s satisfaction that the Company has a reasonable prospect of consummating a transaction to settle the Elan debt by March 31, 2004.

Simultaneously with the closing of our asset purchase agreement with Valeant, we reached a full and final agreement with Elan regarding the settlement of our renegotiated outstanding financial obligations.  Under the terms of this agreement with Elan the amount ($24.4 million) then required to discharge our obligations to Elan was amended so that we would pay Elan approximately $17.2 million in cash on closing of the Valeant transaction, plus a further payment of $1 million on the successful completion of the Zelapar safety trials to discharge these obligations.

We also agreed to issue a $5 million 5-year loan note to Elan with capital repayment as follows:

•     $1.5 million in January 2006;

•     $1.5 million in July 2007; and

•                  $2 million in January 2009.

At Elan’s option, the loan note can be repaid from proceeds Amarin receives from a $5 million milestone payable by Valeant Pharmaceuticals International on the NDA approval of Zelapar. The loan note is also prepayable by us at any time, subject to a prepayment fee of $250,000, and carries an interest rate of 8% per annum.

Additionally we agreed to issue 500,000 warrants to Elan priced at the average market closing price for our Ordinary Shares for the 30-day period prior to closing. As a result, Elan’s fully diluted ownership in Amarin increased from 25.9% to 28.0%.

We closed the Valeant transaction on February 25, 2004.  From the proceeds of this sale we made a payment to Elan of approximately $17.2 million in partial payment of outstanding indebtness and entered  into the various agreements and instruments set out above.

C.            Interests of Experts and Counsel

Not applicable.

Item 8  Financial Information

A.            Consolidated Statements and Other Financial Information

See our consolidated financial statements beginning at page F-1.

Legal Proceedings

Permax Litigation

In late 2002, Lilly as the holder of the NDA for Permax, received a recommendation from the FDA to consider making a change to the package insert for Permax based upon the very rare observance (less than 0.01%) of cardiac valvulopathy in patients taking Permax. While Permax has not been definitely proven as the cause of this condition, similar reports have been noted in patients taking other ergot-derived pharmaceutical products, of which Permax is an example. In early 2003, Lilly amended the package insert for Permax to reflect the risk of cardiac valvulopathy in patients taking Permax and also sent a letter to a number of US doctors describing this potential risk. During 2003 and there have been less than 20 cases of VHD allegedly associated with Permax observed by Lilly, and only 3 have been pursued actively.  Two of the three have been settled by mediation; the third remains an open lawsuit pending in Texas.  There are 4 additional possible claims identified to Lilly and so far not pursued.  Causation is not established but is consistent with other fibrotic side effects observed in Permax. The claims have been made against Lilly and our former subsidiary, Amarin Pharmaceuticals Inc. (API).  API conducted all sales and marketing activities with respect to such product.

Upon closing arrangements on the sale of API to Valeant the Company agreed, without any admission of liability, to pay Lilly $100,000 in respect of Lilly’s costs and expenses to date incurred in handling the Permax cases. Additionally, Valeant and Lilly have agreed to apportion liability as between the two of them in respect of any new product liability claims in respect of Permax. Although we have not retained any liabilities of API in this regard, we cannot predict whether any future claimants will seek to impose liability on the Company on a theory of strict liability.

We cannot predict whether litigation will follow, or the outcome of any such litigation.  To date no legal or arbitration proceedings have been commenced against Amarin Corporation plc in respect of Permax.

Ivax

As a part of consummating our option rights in the transaction for Permax with Elan, we assumed the lead role in patent litigation brought by Elan in July 2001 against Ivax Corporation. In this case, Elan asserted the violation of two patents which it held as the exclusive US licensee of Lilly. Under the terms of a settlement agreement with Ivax in May 2003, Amarin and Lilly granted to Ivax a non-exclusive sublicense in the U.S. under the two patents at issue, beginning September 2, 2003, and continuing for the remaining life of the patents. In return, Ivax will make royalty payments to the Company to be shared between Amarin and Lilly, from the first six months’ gross profit (net sales less cost of goods sold) from sales of any Ivax pergolide product under its Abbreviated New Drug Application (ANDA) for pergolide products, once approved by FDA.

Other

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

B.            Significant Changes

Except as otherwise disclosed in this annual report in regard to the sale of our US subsidiary and certain assets, and the restructuring of our indebtedness to Elan, there has been no material change in our financial position since December 31, 2003.

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

	US$ High	US$ Low
Fiscal Year Ended

December 31, 1999	12.75	1.00
December 31, 2000	8.50	3.75
December 31, 2001	27.97	5.00
December 31, 2002	21.00	2.76
December 31, 2003	4.81	1.39
Fiscal Year Ended December 31, 2002
First Quarter	21.00	12.18
Second Quarter	13.67	7.30
Third Quarter	8.55	2.76
Fourth Quarter	5.80	2.89
Fiscal Year Ended December 31, 2003
First Quarter	4.13	2.46
Second Quarter	4.81	2.57
Third Quarter	3.37	2.25
Fourth Quarter	2.83	1.39

Quarter Ended March 31, 2004 (through March 24, 2004)	3.50	1.35

September 2003	3.11	2.36
October 2003	2.83	2.63
November 2003	2.79	2.20
December 2003	2.39	1.39
January 2004	3.50	1.48
February 2004	2.35	1.62

On March, 24 2004, the closing price of our ADSs as reported on the Nasdaq National Market was US$1.35 per ADS.

B.            Plan of Distribution

Not applicable.

C.            Markets

Our ADSs, which are evidenced by American Depositary Receipts, are traded on the Nasdaq National Market, the principal trading market for our securities, under the symbol “AMRN.” There is no public trading market for our Ordinary Shares. Each ADS represents one Ordinary Share.

D.    Selling Shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expenses of the Issue

Not applicable.

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

Description of Ordinary Shares

Our authorized share capital is £100,000,000 divided into 95,000,000 Ordinary Shares and 5,000,000 Preference Shares. In the following summary, a “shareholder” is the person registered in our register of members as the holder of the relevant securities. For those Ordinary Shares that have been deposited in our American Depositary Receipt facility pursuant to our deposit agreement with Citibank N.A., Citibank or its nominee is deemed the shareholder.

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

•                  any shareholder or shareholders representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting; or

•     any shareholder or shareholders holding shares conferring a right to vote at the meeting on which there have been paid up sumsin the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

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

Pre-emptive Rights

English law provides that shareholders have pre-emptive rights to subscribe to any issuances of equity securities that are or will be paid wholly in cash. These rights may be waived by a special resolution of the shareholders, either generally or in specific instances, for a period not exceeding five years. This differs from US law, under which shareholders generally do not have pre-emptive rights unless specifically granted in the certificate of incorporation or otherwise. Pursuant to resolutions passed at our annual general meeting on 25 July 2003, our directors are duly authorized during the period ending on 25 July 2008 to exercise all of our powers to allot our securities and to make any offer or agreement which would or might require such securities to be allotted after that date. The aggregate nominal amount of the relevant securities that may be allotted under the authority cannot exceed £77,068,114 (equivalent to 77,068,114 Ordinary Shares). Under these resolutions we are empowered to allot such Ordinary Shares as if English statutory pre-emption rights did not apply to such issuance and, therefore, without first offering such Ordinary Shares to our existing shareholders.

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

•

Share Subscription and Purchase Agreement dated October 28, 2003 with Watson Pharmaceuticals, Inc. providing for the sale of Amarin Development AB (ADAB), our Swedish drug development subsidiary. Under the terms of the sale agreement Watson agreed to pay us approximately $15 million in cash for the stock of ADAB and to settle inter-company debts owed by ADAB to  the Company .  See Item 4A – “History and Development of the Company.”

•

Asset Purchase Agreement dated February 11, 2004 with Valeant Pharmaceuticals International, and Amendment No. 1 thereto dated February 25, 2004, which together provide for the sale to Valeant of our US subsidiary, Amarin Pharmaceuticals, Inc., and our rights to Permax, Zelapar and the primary care portfolio at a purchase price of $38 million paid at closing and $8 million in contingent milestone payments.  See Item 4A – “History and Development of the Company.”

•

In connection with the Asset Purchase Agreement with Valeant, Amarin entered into a Development Agreement dated February 25, 2003 pursuant to which Amarin is responsible for the implementation of certain clinical studies relating to Zelapar. Amarin is not required to incur more than an aggregate of $2.5 million in costs in performing its obligations under this agreement, and Valeant Pharmaceuticals International has agreed to pay all costs and expenses incurred by Amarin thereunder in excess of $2.5 million. See Item 4A – “History and Development of the Company.”

•

Settlement Agreement dated 25th February 2004, 2004 with Elan and certain affiliates thereof, providing for the restructuring of all of Amarin’s outstanding obligations to Elan.  In connection with the Settlement Agreement, Amarin issued notes in the aggregate principal amount of $5 million, bearing interest at 8% per annum with a maturity date of 25th February 2009.  Also in connection with the Settlement Agreement, Amarin issued a warrant exercisable for 500,000 Ordinary Shares.  See Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions” and Item 4A – “History and Development of the Company.”

•

Amended and Restated Master Agreement dated 4th August 2003 with Elan and certain affiliates thereof. Pursuant to this agreement Amarin’s obligation to pay principal and interest in respect of its outstanding indebtedness to Elan, as well as its obligation with respect to deferred purchase payments in connection with the acquisition of Permax rights, were deferred until December 31, 2003, subject to the conditions set out in the Master Agreement including Amarin’s continuing obligation to apply at least 90% of the net proceeds of any sale of its Swedish business or legacy products or any equity financing in the manner set out in the agreement.  Amarin also agreed that if such net proceeds exceed $40 million, half of the amount remaining after repayment of the Elan indebtedness would be paid to Elan in consideration of a reduction of royalties payable by Amarin under its Zelapar development agreement. See Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions” and Item 4A — “History and Development of the Company.”

•

In connection with the Amended and Restated Master Agreement of August 4, 2003, Amarin entered into the following agreements: (i) Amended and Restated Option Agreement with EPIL dated August 4, 2003, which required Amarin to pay a milestone of $10 million in Ordinary Shares after net sales of Zelapar reached $20 million for any 12 month period, as well as royalties of 12.5% on net sales of Zelapar; (ii) Deed of Variation No. 2, dated August 4, 2003, to the Amended and Restated Distribution, Marketing and Option Agreement with Elan, which restructured Amarin’s payment obligations relating to Permax; (iii) Deed of Variation No. 4, dated August 4, 2003, to the Loan Agreement dated 28 September 2001 between Amarin and Elan Pharma International Limited (EPIL), under which the repayment schedule for Amarin’s indebtedness to EPIL was restructured; and (iv) Amendment Agreement No. 1, dated August 4, 2003, to the Amended and Restated Asset Purchase Agreement with Elan, which restructured Amarin’s obligation to make deferred payments in connection with its purchase of certain assets from Elan in 1999. The Amended and Restated Master Agreement and the related agreements described in this paragraph are no longer in effect, and have either been assumed by Valeant Pharmaceuticals International as a result of its acquisition of rights to Permax and Zelapar, or superseded as a result of the February 25, 2003 Settlement Agreement with Elan and the related agreements described above.

•

Amendment Agreement dated December 23, 2003, between the Company and Elan and certain affiliates thereof.  This agreement amended the Amended and Restated Master Agreement of August 4, 2003 by extending from December 31, 2003 to March 31, 2004 the deadline for repayment of Amarin’s obligations to Elan, subject to the incurrence of additional indebtedness of $1.5 million if repayment extended beyond the original December 31 date.   The Company and Elan Pharmaceuticals, Inc. also entered into a Bridging Loan Agreement dated December 23, 2003 pursuant to which Amarin could borrow up to $6 million from Elan Pharmaceuticals in three monthly tranches of $2 million each. No interest would accrue on outstanding amounts until March 31, 2004, with the rate thereafter to be at LIBOR plus 5 per cent per annum.  The foregoing agreements are no longer in effect and have been superseded as a result of the February 25, 2003 Settlement Agreement with Elan and the related agreements described above.

•

In connection with the Amended and Restated Master Agreement dated August 4, 2003, Amarin also entered into a Debenture of the same date in favor of Elan as trustee, granting Elan a charge over certain property and rights as set out therein. The Debenture was amended pursuant to a Debenture Amendment Agreement dated December 23, 2003, which amendment reflected the extension of Amarin’s payment obligations pursuant to the Amended and Restated Master Agreement of the same date. The Debenture was further amended pursuant to Debenture Amendment Agreement No. 2 dated February 25, 2004, which amendment reflected the restructuring of Amarin’s debt obligations pursuant to the Settlement Agreement of the same date.

•

Agreement dated December 23, 2003 between the Company and Elan Pharma International Limited, amending the Amended and Restated Option Agreement relating to Zelapar.  This agreement Amarin set forth the terms pursuant to which the Company agreed to be responsible for the continued development of Zelapar. This agreement is no longer in effect and has been superseded as a result of the asset sale to Valeant Pharmaceuticals International.

•

Inventory Buy Back Agreement dated March 18, 2004 between the Company and Swiftwater Group plc, pursuant to which Swiftwater agreed to assist the Company in effecting the repurchase of product inventory as required pursuant to the Asset Purchase Agreement with Valeant Pharmaceuticals International. Swiftwater’s fee for such services is payable by Valeant.

D.            Exchange Controls

There are currently no English laws, decrees, regulations or other legislation that may affect the export or import of capital, including the availability of cash and cash equivalents for use by the Company, or that affect the remittance of dividends, interest or other payments to non-UK resident holders of Ordinary Shares or ADSs.

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

It should be noted that final draft legislation has been published which specifies that certain disposals of assets (which could include the Ordinary Shares and ADSs) will give rise to chargeable gains that are to be included in the computation of the profits of a non-UK resident company. The provisions will only apply where the disposal is made while the non-UK resident company is carrying on a trade in the UK through a “permanent establishment” (as defined by the final draft legislation) in the UK. The legislation is intended to apply to foreign companies’ accounting periods starting on or after January 1, 2003.

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

Subject to some exceptions, a transfer or sale of Ordinary Shares in registered form will attract ad valorem UK stamp duty at the rate of 0.5% (rounded up to the nearest £5) of the dutiable amount, usually the cash consideration for the transfer. Generally, ad valorem stamp duty applies neither to gifts nor on a transfer from a nominee to the beneficial owner, although in cases of transfers where no ad valorem stamp duty arises, a fixed UK stamp duty of £5 may be payable. Stamp duty reserve tax at a rate of 0.5% of the amount or value of the consideration for the transfer may be payable on an unconditional agreement to transfer shares. If, within six years of the date of such agreement, an instrument transferring the shares is executed and stamped, any stamp duty reserve tax paid may be repaid or, if it has not been paid, the liability to pay such tax, but not necessarily interest and penalties, would be cancelled. Stamp duty reserve tax is chargeable whether such agreement is made or effected in the UK or elsewhere and whether or not any party is resident or situated in any part of the UK.

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

US Backup Withholding and Information Reporting Requirements

Dividend payments made with respect to the Ordinary Shares, and proceeds received in connection with the sale or exchange of Ordinary Shares may be subject to information reporting to the IRS and backup withholding (currently imposed at a rate of 30%). Backup withholding will not apply, however, if a US Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates such fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable backup withholding rules. Persons required toestablish their exempt status generally must provide certification on IRS Form W-9 or Form W-8BEN (as applicable). Amounts held as backup withholding may be credited against a holder’s US federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

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

Item 11 Quantitative and Qualitative Disclosures About Market Risk

General

Historically, our global operations and our existing liabilities, were exposed to various market risks (i.e. the risk of loss arising from adverse changes in market rates or prices). Our principal market risks were :

•                  foreign exchange rates — generating translation and transaction gains and losses; and

•                  interest rate risks related to financial and other liabilities.

We have not entered into into any market risk sensitive instruments for trading purposes. We have not entered into any hedging or derivative instruments in respect of these exposures.

Foreign Exchange Rate Risks

We previously had operations in the UK, US and Sweden and consequently had exposure to transactions derived in pounds sterling, US dollars and Swedish kronor. We do not engage in hedging activities to restrict the risks of exchange rate fluctuations. As a result, changes in the relation of US dollar and Swedish kronor to pound sterling affected our revenues and operating margins, the book value of our assets and the amount of shareholders’ equity.

Following the disposal of both our Swedish and US operations we presently have operations only in the UK but continue to have exposure to transactions dominated in US dollars and pounds sterling.  Accordingly, changes in the relation of US dollar to pound sterling may affect our revenues and operating margins, the book value of our assets and the amount of shareholders’ equity.

Interest Rate Risk

We finance our operations through a mixture of equity issuances, loans and deferred consideration. Our principal loan as of December 31, 2003 was at a variable rate of interest and consequently followed the market rates as they fluctuated. Two other liabilities are interest free and their fair market values fluctuate as the market interest rates vary. We do not hedge any of our interest rate risks. The following table summarises the exposures to interest rate risks as at December 31, 2003.

	Expected maturity date
Liabilities US million	2004	2005	2006	2007	Thereafter	Total	Fair Value
US$ debt (1):
Variable Rate of LIBOR + 2%	25.0	—	—	—	—	25.0	25.0
Interest free (1)	6.5	—	—	—	—	6.5	6.5
US$ Deferred consideration (1):
Interest free	3.9	—	—	—	—	3.9	3.9

Notes:

(1)          In February 2004, this debt was restructured.  See Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions.”

Item 12  Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies

none

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15 Controls and Procedures

During the year 2003 we have enhanced our internal control processes to include gathering and using externally sourced inventory and demand data. Externally sourced inventory information is not readily available and when available is not necessarily accurate or verifiable.

As of the end of the fiscal year ended December 31, 2003, we conducted an evaluation (under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended, of the effectiveness of the design and operation of our disclosure controls and procedures.

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

During the fiscal year ended December 31, 2003 there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16

Item 16A Audit Committee Financial Expert

Our Board of Directors has determined that John Groom, a member of our audit committee, is an audit committee financial expert.

Item 16B Code of Ethics

We have adopted a written Code of Ethics that applies to all employees and executive officers, including our Chief Executive Officer and Chief Financial Officer. A copy of our Code of Ethics has been filed as Exhibit 11.1 to this annual report.

Item 16C Principal Accountant Fees and Services

PricewaterhouseCoopers LLP has served as our independent public auditor for each of the fiscal years ended December 31, 2002 and 2003 and its predecessor firm, PricewaterhouseCoopers served as our independent public auditor for the year ended December 31, 2001.

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers LLP for professional services in each of the last two fiscal years:

	2002 ($'000)	2003 ($'000)
Audit Fees	190	157
Audit-related fees	75	255
Tax Fees	24	25
All other fees	110	90
Total	399	527

Audit fees comprise the work undertaken in auditing the Group and issuing an audit opinion on its UK statutory accounts. Audit related fees comprise work associated with SEC regulatory compliance and reviews of the Group’s quarterly earnings. Tax fees comprise work relating to tax filing compliance. Other fees comprise work relating to tax advisory services.

Item 16D Exemptions from the Listing Standards for Audit Committees

Not Applicable.

PART III

Item 17 Financial Statements

We are furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18 Financial Statements

See our consolidated financial statements beginning at page F-1.

Item 19 Exhibits

Exhibits filed as part of this annual report:

1.1	Memorandum of Association of the Company (10)
1.2	Articles of Association of the Company (10)
2.1	Form of Deposit Agreement, dated as of March 29, 1993, among the Company, Citibank, N.A., as Depositary, and all holders from time to time of American Depositary Receipts issued thereunder (1)
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

2.4	Form of Ordinary Share certificate (10)
2.5	Form of American Depositary Receipt evidencing ADSs (included in Exhibit 2.3) (3)
2.6	Registration Rights Agreement, dated as of October 21, 1998, by and among Ethical Holdings plc and Monksland Holdings B.V. (10)
2.7	Amendment No. 1 to Registration Rights Agreement and Waiver, dated January 27, 2003, by and among the Company, Elan International Services, Ltd. and Monksland Holdings B.V.(10)
2.8	Second Subscription Agreement, dated as of November 1999, among Ethical Holdings PLC, Monksland Holdings B.V. and Elan Corporation PLC (4)
2.9	Purchase Agreement, dated as of June 16, 2000, by and among the Company and the Purchasers named therein (4)
2.10	Registration Rights Agreement, dated as of November 24, 2000, by and between the Company and Laxdale Limited (5)
2.11

Form of Subscription Agreement, dated as of January 27, 2003 by and among the Company and the Purchasers named therein (10) (The Company entered into twenty separate Subscription Agreements on January 27, 2003 all substantially similar in form and content to this form of Subscription Agreement.)

2.12

Form of Registration Rights Agreement, dated as of January 27, 2003 between the Company and the Purchasers named therein (10) (The Company entered into twenty separate Registration Rights Agreements on January 27, 2003 all substantially similar in form and content to this form of Registration Rights Agreement.)

4.1	Amended and Restated Asset Purchase Agreement dated September 29, 1999 between Elan Pharmaceuticals Inc. and the Company (10)
4.2	Variation Agreement, undated, between Elan Pharmaceuticals Inc. and the Company (10)
4.3	License Agreement, dated November 24, 2000, between the Company and Laxdale Limited (6)
4.4	Option Agreement, dated as of June 18, 2001, between Elan Pharma International Limited and the Company (7)
4.5	Deed of Variation, dated January 27, 2003, between Elan Pharma International Limited and the Company (10)
4.6	Lease, dated August 6, 2001, between the Company and LB Strawberry LLC (7)
4.7	Amended and Restated Distribution, Marketing and Option Agreement, dated September 28, 2001, between Elan Pharmaceuticals, Inc. and the Company (8)
4.8	Amended and Restated License and Supply Agreement, dated March 29, 2002, between Eli Lilly and Company and the Company (10)†
4.9	Deed of Variation, dated January 27, 2003, between Elan Pharmaceuticals Inc. and the Company (10)
4.10

Stock and Intellectual Property Right Purchase Agreement, dated November 30, 2001, by and among Abriway International S.A., Sergio Lucero, Francisco Stefano, Amarin Technologies S.A., Amarin Pharmaceuticals Company Limited and the Company (7)

4.11	Stock Purchase Agreement, dated November 30, 2001, by and among Abriway International S.A., Beta Pharmaceuticals Corporation and the Company (7)
4.12	Novation Agreement, dated November 30, 2001, by and among Beta Pharmaceuticals Corporation, Amarin Technologies S.A. And the Company (7)
4.13	Loan Agreement, dated September 28, 2001, between Elan Pharma International Limited and the Company (8)
4.14	Deed of Variation, dated July 19, 2002, amending certain provisions of the Loan Agreement between the Company and Elan Pharma International Limited (10)
4.15	Deed of Variation No. 2, dated December 23, 2002, between The Company and Elan Pharma International Limited (10)
4.16	Deed of Variation No. 3, dated January 27, 2003, between the Company and Elan Pharma International Limited (10)
4.17	The Company 2002 Stock Option Plan (9)
4.18	Agreement Letter, dated October 21, 2002, between the Company and Security Research Associates, Inc.(10)
4.19	Agreement, dated January 27, 2003, among the Company, Elan International Services, Ltd. and Monksland Holdings B.V.(10)
4.20

Master Agreement, dated January 27, 2003, between Elan Corporation, plc., Elan Pharma International Limited, Elan International Services, Ltd., Elan Pharmaceuticals, Inc., Monksland Holdings B.V. and the Company(10)

4.21

Form of Warrant Agreement, dated March 19, 2003, between the Company and individuals designated by Security Research Associates, Inc.(10) (The Company entered into seven separate Warrant Agreements on March 19, 2003 all substantially similar in form and content to this form of Warrant Agreement.)

4.22	Sale and Purchase Agreement, dated March 14, 2003, between F. Hoffmann — La Roche Ltd., Hoffmann — La Roche Inc And the Company(10)†
4.23

Share Subscription and Purchase Agreement dated October 28, 2003 among the Company, Amarin Pharmaceuticals Company Limited, Watson Pharmaceuticals, Inc. and Lagrummet December NR 911 AB  (under name change to WP Holdings AB)*

4.24	Asset Purchase Agreement dated February 11, 2004 between the Company, Amarin Pharmaceuticals Company Limited and Valeant Pharmaceuticals International*†
4.25	Amendment No. 1 to Asset Purchase Agreement dated February 25, 2004 between the Company, Amarin Pharmaceuticals Company Limited and Valeant Pharmaceuticals International*
4.26	Development Agreement dated February 25, 2004 between the Company and Valeant Pharmaceuticals International*
4.27

Settlement Agreement dated February 25, 2004 among Elan Corporation plc, Elan Pharma International Limited, Elan International Services, Ltd, Elan Pharmaceuticals, Inc., Monksland Holdings BV a d the Company*

4.28	Debenture dated August 4. 2003 made by the Company in favour of Elan Corporation plc as Trustee*
4.29	Debenture Amendment Agreement dated December 23, 2003 between the Company and Elan Corporation plc as Trustee*
4.30	Debenture Amendment Agreement No. 2 dated February 24, 2004 between the Company and Elan Corporation plc as Trustee*
4.31	Loan Instrument dated February 25, 2004 executed by Amarin in favor of Elan Pharma International Limited*
4.32

Amended and Restated Master Agreement dated August 4, 2003 among Elan Corporation plc, Elan Pharma International Limited, Elan International Services, Ltd., Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Company*(11)

4.33	Amended and Restated Option Agreement dated August 4, 2003 between the Company and Elan Pharma International Limited*(11)
4.34	Deed of Variation No. 2, dated August 4, 2003, to the Amended and Restated Distribution, Marketing and Option Agreement between Elan Pharmaceuticals, Inc. and the Company*(11)
4.35	Deed of Variation No. 4, dated August 4, 2003, to Loan Agreement between the Company and Elan Pharma International Limited*(11)
4.36	Amendment Agreement No. 1, dated August 4, 2003, to Amended and Restated Asset Purchase Agreement among Elan International Services, Ltd., Elan Pharmaceuticals, Inc. and the Company*(11)
4.37	Warrant dated February 25, 2004 issued by the Company in favor of the Warrant Holders named therein*
4.38	Amendment Agreement dated December 23, 2003, between Elan Corporation plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Company*(11)
4.39	Bridging Loan Agreement dated December 23, 2003 between the Company and Elan Pharmaceuticals, Inc. *(11)
4.40	Agreement dated December 23, 2003 between the Company and Elan Pharma International Limited, amending the Amended and Restated Option Agreement dated August 4, 2003*(11)
4.41	Inventory Buy Back Agreement dated March 18, 2004 between the Company and Swiftwater Group LLC*†

8.1	Subsidiaries of the Company*
11.1	Code of Ethics*
12.1	Certification of Richard A. B. Stewart required by Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Ian R. Garland required by Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Richard A. B. Stewart required by Section 1350 of Chapter 63 of Title 18 of the United States Code , as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Ian Garland required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

__________

*	Filed herewith

†	Confidential treatment requested (the confidential portions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission)

(1)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-1, File No. 33-58160, filed with the Securities and Exchange Commission on February 11, 1993.

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

(10)

Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on April 24, 2003.

(11)	These agreements are no longer in effect as a result of superseding agreements entered into by the Company.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMARIN CORPORATION PLC

By:	/s/ RICHARD A. B. STEWART
Richard A. B. Stewart
Chief Executive Officer

Date:	March 31, 2004

Report of independent accountants

To the Board of Directors and Shareholders of

Amarin Corporation plc

In our opinion, the accompanying balance sheets and the related consolidated profit and loss accounts, statements of total recognised gains and losses, reconciliations of movements in shareholders’ funds and cashflow statements present fairly, in all material respects, the financial position of Amarin Corporation plc and its subsidiaries at December 31, 2003, December 31, 2002 and December 31, 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America and in the United Kingdom, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 40 to the consolidated financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors

Cambridge, England

31 March 2004

Consolidated profit and loss account for the year ended 31 December 2003

		Pre - exceptional items	Exceptional items (note 3)	Total	Total	Total
	Note	2003	2003	2003	2002	2001
		$’000	$’000	$’000	$’000	$’000
Turnover
Continuing operations		107	—	107	113	96
Discontinued operations		17,882	(10,624)	7,258	65,328	62,935
	4	17,989	(10,624)	7,365	65,441	63,031
Cost of sales
Continuing operations		—	—	—	—	—
Discontinued operations		(7,232)	(4,680)	(11,912)	(30,099)	(25,337)
	5	(7,232)	(4,680)	(11,912)	(30,099)	(25,337)
Gross profit/(loss)
Continuing operations		107	—	107	113	96
Discontinued operations		10,650	(15,304)	(4,654)	35,229	37,598
		10,757	(15,304)	(4,547)	35,342	37,694
Operating expenses
Continuing operations		(6,200)	—	(6,200)	(6,130)	(4,358)
Discontinued operations		(25,479)	(2,595)	(28,074)	(61,842)	(38,212)
	6	(31,679)	(2,595)	(34,274)	(67,972)	(42,570)
Operating (loss)
Continuing operations				(6,093)	(6,017)	(4,262)
Discontinued operations				(32,728)	(26,613)	(614)
				(38,821)	(32,630)	(4,876)
Exceptional income/restructuring
Discontinued operations	12			—	1,077	1,183
Profit/(loss) on disposal of operations
Discontinued operations	9			13,076	—	(1,439)
(Loss) on ordinary activities before interest
Continuing operations				(6,093)	(6,017)	(4,262)
Discontinued operations				(19,652)	(25,536)	(870)
				(25,745)	(31,553)	(5,132)
Interest receivable and similar income	10			65	390	881
Interest payable and similar charges	11			(900)	(2,349)	(477)
(Loss) on ordinary activities before taxation	13			(26,580)	(33,512)	(4,728)
Tax on (loss) on ordinary activities	14			7,356	(3,535)	(536)
(Loss) for the financial year				(19,224)	(37,047)	(5,264)
Dividends - non-equity	17			(24)	(122)	(200)
Retained (loss) for the financial year	30			(19,248)	(37,169)	(5,464)
				US Cents	US Cents	US Cents
						*Restated
Basic (loss) per ordinary share	16			(112.5)	(398.5)	(73.9)
Fully diluted (loss) per ordinary share	16			(112.5)	(398.5)	(73.9)

There is no difference between the (loss) on ordinary activities before taxation and the retained (loss) for the year stated above, and their historical cost equivalents.

* During 2002 the nominal value of ordinary shares was converted from 10p to £1 resulting in the number of shares reducing by a factor of 10. Accordingly, the comparatives for 2001 have been restated.

Statement of group total recognised gains and losses

	2003	2002	2001
	$’000	$’000	$’000
Loss for the year	(19,224)	(37,047)	(5,264)
Exchange adjustments offset in reserves	—	(1,627)	(35)
	(19,224)	(38,674)	(5,299)

Reconciliation of movements in group shareholders’ (deficit)/funds

	2003	2002	2001
	$’000	$’000	$’000
Loss for the financial year	(19,224)	(37,047)	(5,264)
Dividends - non equity	(24)	(122)	(200)
New share capital issued	21,212	198	4,736
Share issuance costs	(2,104)	(407)	—
Exchange adjustments offset in reserves	—	(1,627)	(35)
Net change in shareholders’ (deficit)/funds	(140)	(39,005)	(763)
Opening shareholders’ (deficit)/funds	(6,208)	32,797	33,560
Closing shareholders’ (deficit)/funds	(6,348)	(6,208)	32,797

Balance sheets at 31 December

		Group			Company
	Note	2003	2002	2001	2003	2002	2001
		$’000	$’000	$’000	$’000	$’000	$’000
Fixed assets
Intangible assets	18	31,749	47,455	52,125	31,749	47,310	52,101
Tangible assets	19	1,031	2,386	2,463	300	410	502
Investments	20	—	—	—	1,660	1,660	1,660
		32,780	49,841	54,588	33,709	49,380	54,263

Current assets
Stock	21	2,651	7,726	3,925	2,651	7,662	3,901
Deferred tax asset	26	7,500	—	—	7,500	—	—
Debtors	22	2,349	15,606	8,706	3,766	33,826	35,703
Investments	23	—	—	71	—	—	71
Cash at bank and in hand		2,097	24,265	33,307	1,134	19,388	31,240
		14,597	47,597	46,009	15,051	60,876	70,915
Creditors: amounts falling due within one year	24	53,725	66,903	59,409	67,092	69,892	85,140
Net current liabilities		(39,128)	(19,306)	(13,400)	(52,041)	(9,016)	(14,225)
Total assets less current liabilities		(6,348)	30,535	41,188	(18,332)	40,364	40,038
Creditors: amounts falling due after more than one year	25	—	36,693	7,190	—	46,500	7,190
Provisions for liabilities and charges	26	—	50	1,201	—	50	1,201
Net (liabilities)/assets		(6,348)	(6,208)	32,797	(18,332)	(6,186)	31,647

Capital and reserves
Called up share capital	28	29,088	19,057	19,002	29,088	19,057	19,002
Share premium account	30	70,223	61,146	61,409	67,497	58,420	58,683
Merger reserve	30	—	(1,653)	(1,653)	—	—	—
Profit and loss account	30	(105,659)	(84,758)	(45,961)	(114,917)	(83,663)	(46,038)
Total shareholders’ (deficit)/funds		(6,348)	(6,208)	32,797	(18,332)	(6,186)	31,647

Analysis of shareholders’(deficit)/funds
Equity		(6,348)	(16,199)	12,171	(18,332)	(16,177)	11,021
Non-equity		—	9,991	20,626	—	9,991	20,626
		(6,348)	(6,208)	32,797	(18,332)	(6,186)	31,647

Consolidated cash flow statement for the year ended 31 December 2003

	Note	2003	2002	2001
		$’000	$’000	$’000
Net cash (outflow)/inflow from operating activities		(15,051)	6,135	18,787
Returns on investment and servicing of finance
Interest received		65	390	847
Interest paid on loans and overdrafts		(2,726)	(84)	(462)
Interest paid on finance leases		(31)	(5)	(14)
Net cash (outflow)/inflow from returns on investments and servicing finance		(2,692)	301	371
Taxation
Corporation tax paid		(2,761)	(852)	(457)
Capital expenditure and financial investment
Purchase of intangible fixed assets		(16,102)	(10,909)	(52,136)
Purchase of tangible fixed assets		(662)	(715)	(1,653)
Proceeds on sale of tangible fixed assets		—	164	11
Net cash outflow from capital expenditure and financial investment		(16,764)	(11,460)	(53,778)
Acquisitions and disposals
Cash received on disposal of Swedish operations (2001: South American transdermal business)	9	13,375	—	11
Cash balance gained/(eliminated) on disposal of Swedish operations (2001: South American transdermal business)	9	329	—	(158)
Cash outflow before management of liquid resources and financing		(23,564)	(5,876)	(35,225)
Management of liquid resources
Decrease in short term deposits with banks		—	—	16,131
Financing
Issue of ordinary share capital		21,212	199	4,421
Expenses of issue of ordinary share capital	30	(2,104)	(407)	(359)
New bank and other loans		—	—	49,776
Restructuring costs paid		—	—	(1,133)
Repayment of principal on bank and other loans	35	(17,500)	(2,576)	(2,404)
Repayment of principal under finance leases	35	(212)	(193)	(262)
Net cash inflow/(outflow) from financing		1,396	(2,979)	50,039
(Decrease)/increase in cash	34	(22,168)	(8,851)	30,945

Reconciliation of operating loss to net cash (outflow)/inflow from operating activities

	2003	2002	2001
	$’000	$’000	$’000
Continuing operations
Operating loss from continuing operations	(6,093)	(6,017)	(4,262)
Depreciation on tangible fixed assets	95	140	106
Amortisation of intangible fixed assets	576	500	553
Impairment of intangible fixed assets	—	473	—
Decrease in stocks	—	—	29
(Increase)/decrease in trade debtors	(21)	23	29
(Increase)/decrease in other debtors	(55)	263	(336)
(Increase)/decrease in prepayments and accrued income	(217)	197	(69)
Increase/(decrease) in trade creditors	648	(192)	(59)
(Decrease)/increase in other taxation and social security	(34)	(95)	156
Increase in accruals and deferred income	299	563	667
(Decrease)/increase in provisions	(50)	(74)	39

Net cash outflow from continuing operating activities	(4,852)	(4,219)	(3,147)

Discontinued operations
Operating (loss) from discontinued operations	(32,728)	(26,613)	(614)
Depreciation on tangible fixed assets	456	726	528
Amortisation of intangible fixed assets	4,890	6,920	22,270
Impairment of intangible fixed assets	10,095	38,309	—
(Gain)/loss on translation of foreign currency balances	—	(10,142)	180
Loss on sale of tangible fixed assets	—	11	14
Decrease/(increase) in stocks	5,016	(3,801)	(930)
Decrease/(increase) in trade debtors	12,521	(6,945)	(4,180)
Decrease in other debtors	420	397	729
(Increase) in prepayments and accrued income	(293)	(577)	(287)
Increase/(decrease) in trade creditors	193	(78)	2,186
(Decrease)/increase in other creditors	(14,786)	5,210	2,507
(Decrease)/increase in other taxation and social security	(236)	111	(555)
Increase in accruals and deferred income	4,253	6,826	86
Net cash (outflow)/inflow from discontinued operating activities	(10,199)	10,354	21,934

Total net cash (outflow)/inflow from operating activities	(15,051)	6,135	18,787

Notes to the financial statements for the year ended 31 December 2003

1.                                      Basis of preparation

(a) Liquidity

In the 2002 financial statements the Group disclosed that it had grown through acquisitions financed by the issue of shares, the sale of assets and by loans and deferred payment terms from a related party, Elan Pharma International Limited (“EPIL”).

At the time the 2002 financial statements were prepared, the Group’s trading was deteriorating and to continue as a going concern the Group needed to raise additional cash resources through a combination of the sale of non-core assets, external financing, reductions in costs and re-negotiation of terms of existing loan and deferred payment obligations.

In 2003 and subsequent to the year-end, the Group divested assets both core and non-core and settled/refinanced its obligations with EPIL such that it now has no debt falling due within the twelve months to March 31, 2005 and has positive net current assets as of the date of signing the financial statements. Based on current projections, as of March 31, 2004 the Group has adequate funds to finance current operations for the next twelve months.  Consequently, the Directors have prepared these financial statements on the going concern basis.

(b) Reporting currency

On 1 January 2003, the functional and reporting currency was changed to US dollars from pounds sterling. The comparative financial data included in these financial statements, which have historically been reported in pounds sterling, have been recalculated as if converted to US dollars at the 31 December 2002 closing exchange rate of $1.6099 to £1.

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

Basis of consolidation

The consolidated financial statements include the Company and all its subsidiary undertakings. The turnover and results of subsidiary companies are included in the financial statements from the date of acquisition, except where merger accounting principles are applied, in which case the turnover and results of the company being merged are included as if the merger had taken place before the earliest year presented.

In the case of disposals, turnover and results are included up to the date control passes to the new owner.

Goodwill

Goodwill arising on consolidation represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill thus arising is capitalised and amortised over its useful economic life.

Prior to the implementation of FRS 10 “Goodwill and intangible assets”, goodwill arising on acquisitions was written off to reserves in accordance with the accounting standards then in force.  As permitted by the current accounting standard the goodwill previously written off to reserves has not been reinstated in the balance sheet.  On disposal or closure of a previously acquired business, the attributable amount of goodwill previously written off to reserves is included in determining the profit or loss on disposal.

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

Intangible fixed assets are amortised on a straight line basis over the period in which the Group is expected to benefit from these assets.

Evaluation of assets for impairment

The Group reviews its long-lived assets for possible impairment when a triggering event is identified by comparing their discounted expected future cash flows or evidence of net realisable value to their carrying amount. An impairment loss is recognised if the recoverable amount is less than the carrying amount of the asset.

Fixed asset investments

Fixed asset investments are shown at cost less any provision for impairment.

Research and development expenditure

On a continuous basis the Group undertakes various clinical trials to establish and provide evidence of product efficacy.

All research and development costs are written off as incurred, except as provided in the following paragraph.

For a number of products under development, income is triggered under licence agreements by the submission of registration dossiers once trials have been completed, or simply by evidence of trials results alone. In these circumstances it is the Group’s policy that the direct external costs of specific trials required to fulfil these criteria will be carried forward as work-in-progress up to the value of the income to be generated, where that income is expected to be received within twelve months of the balance sheet date. At present, the Group has no costs meeting these criteria and no work-in-progress is being carried forward.

Pre-launch costs

Prior to launch of a new pharmaceutical product, the Group may incur significant pre-launch marketing costs. Such costs are expensed as incurred.

Advertising costs

The Group has adopted an accounting policy for advertising costs whereby they are expensed as incurred. For the year ended 31 December 2003 costs incurred were $250,000 (31 December 2002: $377,000, 31 December 2001: $948,000).

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

Foreign currencies

Assets and liabilities of subsidiaries are translated into the Group’s functional currency at rates of exchange ruling at the end of the financial year and the results of subsidiaries are translated at the average rate of exchange for the year. Differences on exchange arising from the retranslation of the opening net investment in subsidiary companies, and from the translation of the results of those companies at average rate, are taken to reserves and are reported in the statement of total recognised gains and losses. All other foreign exchange differences are taken to the profit and loss account in the year in which they arise.

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

Turnover

Revenues exclude value added tax, sales between group companies and trade discounts. Revenues from pharmaceutical product sales and royalties represent the invoice value of products delivered to the customer, less trade discounts. The Group makes provisions for product returns based on specific product by product sales history and the value of product returns is taken as a deduction from revenue.

Royalty income is recognised when earned, based on related sales of products under agreements providing for royalties and is included under the heading “royalties and product sales”.

Income under license agreements is recognised when amounts have been earned through the achievement of specific milestones set forth in those agreements and/or the costs to attain those milestones have been incurred by the Group. A minority of the license agreements provide that if the Group materially breaches the agreement or fails to achieve required milestones, the Group would be required to refund all or a specified portion of the income received under the agreement. No provision is included for repayments of such income if the directors consider that this eventuality is remote.

Deferred taxation

Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law.  Deferred tax assets are recognised to the extent that they are regarded as recoverable. Deferred tax assets and liabilities are not discounted.

Pension costs

The Group contributes a set proportion of certain employees’ gross salary to defined contribution money purchase pension schemes. The pension costs charged to the profit and loss account represent the amount of contributions payable in respect of the accounting period.

The Group provides no other post retirement benefits to its employees.

Short term investments

Bank deposits which are not repayable on demand are treated as short term investments in accordance with FRS 1 (Revised 1996) “Cashflow statements”. Movements in such investments are included under “Management of liquid resources” in the Group’s cash flow statement.

Share schemes

In accordance with the provisions of Urgent Issues Task Force Abstract 17 “Employee share schemes”, the Group makes charges to the profit and loss account when options are granted, the charge being the market value of the shares at the date of grant less the exercise price of the options. The charge is reflected in the consolidated profit and loss account with an offsetting credit to reserves.

Employer’s National Insurance and similar taxes arise on the exercise of certain share options. In accordance with Urgent Issues Task Force Abstract 25 “National Insurance contributions on share options gains” a provision is made, calculated using the market price at the balance sheet date, pro-rated over the vesting period of the options.

Risks and uncertainties

The value of the Group’s patent and proprietary rights will be affected by its ability to obtain and preserve patent protection for its products and trade secrets, and by the emergence of competing technologies over time. In particular, the value of the intangible assets described in note 18 could be severely affected by changes in the status of the Group’s patent and proprietary rights.

In addition, as the Group’s products are highly regulated, any withdrawal of approval could impact the carrying value of the related inventory.

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

Inventory and returns provisions are calculated by projecting forward historical trends and take account of third party data including wholesaler inventory and prescriptions.

Nature of operations

During 2003 the principal activities of the Group comprised the marketing and distribution of pharmaceutical products and the provision of drug delivery and development services to third party pharmaceutical companies.  Subsequent to the sale of the Group’s US operation on 25 February 2004 and its drug delivery business on 28 October 2003, the Group’s principal activity is the licensing and development of pharmaceutical products in the neurological field.

Restatement of comparatives

During the period ended 31 December 2001 the Group sold all of its 99.16% equity interest in its South American transdermal patch business.  Transactions related to this business are included within discontinued activities.

On 28 October 2003, the Group disposed of its entire interests in its Swedish drug delivery and development business comprising Gacell Holdings AB and Amarin Development (Sweden) AB. On 25 February 2004, the Group disposed of its entire interests in Amarin Pharmaceuticals Inc. In accordance with, UK GAAP (FRS 3 ‘Reporting Financial Performance’) the Group has classified both these transactions as discontinued and has restated the comparatives on this basis.

During 2002 the nominal value of ordinary shares was converted from 10p to £1 resulting in the number of shares reducing by a factor of 10, accordingly the comparatives for 2001 have been restated.

3.                                      Exceptional items

	Note	2003	2002	2001
		$’000	$’000	$’000
Turnover
Discontinued operations		(10,624)	—	—

Cost of sales
Discontinued operations	5	(4,680)	(4,654)	—

Gross profit
Discontinued operations		(15,304)	(4,654)	—

Operating expenses – discontinued operations
Administrative expenses
Gain on renegotiation of related party liability	6,24,39	7,500	—	—
Foreign exchange gain	6	—	8,080	—
Impairment of Moraxen carrying value	6,18	—	(473)	—
Impairment of Primary Care Portfolio carrying value	6,18	(695)	—	—
Impairment of Permax carrying value	6,18	(9,400)	(38,309)	—
		(2,595)	(30,702)	—

The items for 2002 were not disclosed as exceptional in the 2002 annual report but have been disclosed in 2003 for comparability.

The exceptional charges relating to turnover comprise $9,036,000 of Permax charges relating to returns and sales deductions, and $1,588,000 relating to returns of primary care products.  The exceptional charges arise on Permax because of the level of in-market inventories coupled with a sharp decline in 2003 demand because of generic competition.  The primary care product charges are also due to the level of in-market inventory and reduced 2003 demand due to severe competition in the Phrenilin line of products.

Explanations of the other exceptional items are contained in the notes referenced in the table above.

Within operating expenses on the face of the UK GAAP profit and loss account are certain items which are disclosed as exceptional. Under US GAAP these items would not represent extraordinary items and would, therefore, not be disclosed separately on the face of the profit and loss account.

4.                                      Analysis by segment

The Group operates in, and is managed as, a single segment. The majority of continuing European sales are made to companies based in Holland and the majority of discontinued sales elsewhere are made to companies based in the United States. The following analysis is of revenue by geographical segment, by destination and by origin, of net (loss)/profit and net (liabilities)/assets by companies in each territory. Analysis is also provided of revenue by class and also of long-lived assets by geographical location.

Sales by destination	2003	2002	2001
	$’000	$’000	$’000
Europe – continuing operations	107	113	96
Discontinued operations	7,258	65,328	62,935
	7,365	65,441	63,031

Sales by origin	2003	2002	2001
	$’000	$’000	$’000
United Kingdom – continuing operations	107	113	96
Discontinued operations	7,258	65,328	62,935
	7,365	65,441	63,031

(Loss) on ordinary activities before interest	2003	2002	2001
	$’000	$’000	$’000
United Kingdom – continuing operations	(6,093)	(6,017)	(4,262)
Discontinued operations	(19,652)	(25,536)	(870)
	(25,745)	(31,553)	(5,132)

Net (liabilities) / assets	2003	2002	2001
	$’000	$’000	$’000
Geographical segment
United Kingdom	(10,202)	(5,218)	32,037
Europe	—	(1,117)	(420)
North America	3,854	127	1,180
	(6,348)	(6,208)	32,797

Analysis by class of business	2003	2002	2001
	$’000	$’000	$’000
Turnover
Royalties and product sales – continuing operations	107	113	96
Discontinued operations	7,258	65,328	62,935
	7,365	65,441	63,031

Long lived assets by geographical location	2003	2002	2001
	$’000	$’000	$’000
United Kingdom	32,049	47,720	52,603
Europe	—	1,145	934
North America	731	976	1,051
	32,780	49,841	54,588

Significant customers

During the years ended 31 December the following percentages of the Group’s revenues were from:

	2003	2002	2001
	%	%	%
Top customer	54	23	10
Next 4 largest	36	56	26

For each of these three periods, the significant customers are located in the United States of America.

Operating costs and assets and liabilities

The majority of operating costs and assets and liabilities serve the two classes of business, therefore it is not possible to analyse profit or loss before taxation or net assets between classes of business. The directors do not regard the level of sales between segments of the business to be significant and as a result these are not separately classified. These sales between group companies have been eliminated on consolidation.

5.                                      Cost of sales

	Note	2003	2002	2001
		$’000	$’000	$’000
Cost of sales		7,232	25,445	25,337
Exceptional item	3	4,680	4,654	—
		11,912	30,099	25,337
Analysed:
Continuing operations		—	—	—
Discontinued operations		11,912	30,099	25,337
Total cost of sales		11,912	30,099	25,337

During 2003, the Company recorded charges of $4,518,000 in respect of Permax inventory write-offs because of the deterioration in sales following the launch of a generic competitor in December 2002.  Inventory losses of $762,000 arose on the primary care line of products because of deteriorating sales and high in-market inventories.  Offsetting these charges are $600,000 reduction in Permax royalty relating to the exceptional reductions in revenues (see note 3).

During 2002, the Company recorded a charge for inventory write-offs due to the generic competition against Phrenilin with Caffeine and Codeine.

6.                                      Operating expenses

	Note	2003	2002	2001
		$’000	$’000	$’000
Aministrative and general expenses		11,363	12,050	8,222
Gain on renegotiation of related party liability	3,24,39	(7,500)	—	—
Foreign exchange gain		—	(8,080)	—
Amortisation of intangible fixed assets	18	5,466	2,864	2,778
Amortisation of Permax sales and marketing rights	18	—	4,556	20,046
Impairment of Moraxen carrying value	18	—	473	—
Impairment of Primary Care Portfolio carrying value	18	695	—	—
Impairment of Permax carrying value	18	9,400	38,309	—
Total administrative expenses		19,424	50,172	31,046

Distribution costs - selling and marketing
Discontinued operations		9,408	11,587	6,458

Analysed:
Continuing operations		6,200	6,130	4,358
Discontinued operations		22,632	55,629	33,146
		28,832	61,759	37,504
Research and development costs
Discontinued operations		5,442	6,213	5,066

Total operating expenses		34,274	67,972	42,570

Research and development costs include staff costs, professional and contractor fees, materials and external services.

7.                                      Directors’ emoluments

	2003	2002	2001
	$’000	$’000	$’000
Aggregate emoluments	1,137	1,405	1,220
Company pension contributions to money purchase schemes	30	35	29
	1,167	1,440	1,249

The Company paid pension contributions to money purchase pension schemes on behalf of one director (year to 31 December 2002 and 2001: one director).

T G Lynch waived emoluments in respect of the year ended 31 December 2003 amounting to $41,000 (year to 31 December 2002 and 2001: $40,000). Also, J Groom waived emoluments in respect of the year ended 31 December 2003 amounting to $41,000 (year to 31 December 2002 and 2001; $40,000).

Total remuneration of directors (including benefits in kind) includes amounts paid to:

Highest paid director

	2003	2002	2001
	$’000	$’000	$’000
Aggregate emoluments	581	827	897
Company pension contributions to money purchase schemes	30	35	29
	611	862	926

8.                                      Employee information

The average monthly number of persons (including executive directors) employed by the Group during the year was:

	2003	2002	2001
	Number	Number	Number
Marketing and administration	50	58	30
Clinical and registration	5	6	7
Research and development	20	24	29
Computing	2	2	2
Laboratory	13	16	16
	90	106	84

	2003	2002	2001
	$’000	$’000	$’000
Staff costs (for the above persons):
Wages and salaries	9,366	8,671	5,617
Social security costs	1,023	1,695	787
Other pension costs	160	375	250
	10,549	10,741	6,654

9.                                      Profit/(loss) on disposal of discontinued operations

	2003	2002	2001
	$’000	$’000	$’000
(Loss) on disposal of South American transdermal business	—	—	(1,439)
Profit on sale Gacell Holdings AB and Amarin Development (Sweden) AB	13,076	—	—
	13,076	—	(1,439)

On 28 October 2003, the Group disposed of its entire interests in its Swedish drug delivery and development business comprising Gacell Holdings AB and Amarin Development (Sweden) AB, as follows:

$’000
Intangible fixed assets	145
Tangible fixed assets	1,029
Stock	59
Debtors	1,501
Cash	(329)
Creditors	(1,506)
899
Profit on disposal	13,076
Consideration – net of expenses and escrow	13,975

Gross proceeds	15,000
Less post closing working capital adjustment	(150)
Less retention for potential claims	(750)
Less legal fees	(125)
13,975

As at 31 December 2003, $600,000 of the consideration was outstanding and is included within other debtors.

The consolidated profit and loss account of Gacell and Amarin Development through the date of disposal, consolidated in the Group profit and loss account as discontinued operations is as follows:

	Year ended 31 December 2003	Year ended 31 December 2002	Year ended 31 December 2001
	$’000	$’000	$’000
Turnover
Royalties and product sales	2,860	3,716	4,456
Licensing and development fees	1,697	2,452	2,114
Services	19	874	586
Total turnover from discontinued operations	4,576	7,042	7,156
Cost of sales	(1,254)	(2,127)	(2,225)
Gross profit	3,322	4,915	4,931
Operating expenses
Research and development	(3,731)	(4,173)	(3,281)
Selling, general and administrative expenses	(987)	(1,070)	(1,156)
Total operating expenses from discontinued operations	(4,718)	(5,243)	(4,437)
Operating (loss)/profit and (loss)/profit from discontinued operations	(1,396)	(328)	494

The profit and loss account of the US business sold to Valeant Pharamaceuticals International on 25 February 2004 that is also considered in the Group profit and loss account as discontinued operations is as follows:

US Business sold February 2004

	Year ended 31 December 2003	Year ended 31 December 2002	Year ended 31 December 2001
	$’000	$’000	$’000
Turnover
Royalties and product sales	2,683	57,647	51,472
Total turnover from discontinued operations	2,683	57,647	51,472
Cost of sales	(10,659)	(27,972)	(21,495)
Gross (loss)/ profit	(7,976)	29,675	29,977
Operating expenses
Research and development	(1,711)	(1,861)	(1,341)
Selling, general and administrative expenses	(13,950)	(16,772)	(8,565)
Total operating expenses from discontinued operations	(15,661)	(18,633)	(9,906)
Operating (loss)/profit and (loss)/profit from discontinued operations	(23,637)	11,042	20,071

There were no disposals during 2002. On 30 November 2001 the Group concluded the sale of its 99.16% share of its South American transdermal patch product development business comprising the Group’s entire interest in the business. The South American transdermal patch business was discontinued from that date. The consolidated profit and loss account contains a combined profit/(loss) on discontinued operations calculated as follows:

South American transdermal patch business

	Year ended 31 December 2003	Year ended 31 December 2002	Year ended 31 December 2001
	$’000	$’000	$’000
Turnover	—	—
Royalties and product sales			3,278
Licensing and development fees	—	—	235
Services	—	—	69
Total turnover from discontinued operations	—	—	3,582
Cost of sales	—	—	(1,616)
Gross profit	—	—	1,966
Operating expenses - research and development	—	—	(493)
Selling, general and administrative expenses	—	—	(736)
Total operating expenses from discontinued operations	—	—	(1,229)
Operating profit	—	—	737
Exceptional cost of income/restructuring (see note 12)	—	1,077	1,183
Profit from discontinued operations	—	1,077	1,920

10.                               Interest receivable and similar income

	2003	2002	2001
	$’000	$’000	$’000
Bank interest receivable and similar income	65	386	847
Other interest receivable	—	4	—
Gain on disposal of current asset investments	—	—	34
	65	390	881

11.                               Interest payable and similar charges

	2003	2002	2001
	$’000	$’000	$’000
On bank overdrafts	3	5	23
On other loans	866	1,856	440
On finance leases	31	5	14
Other interest payable	—	483	—
	900	2,349	477

In 2002, other interest payable comprises of interest payable on the under-provision of UK corporation tax relating to prior years (see note 14).

12.                               Exceptional income/restructuring

	2003	2002	2001
	$’000	$’000	$’000
Discontinued operations – restructuring
Transdermal exceptional profit	—	1,077	1,183
	—	1,077	1,183

The exceptional income in both 2002 and 2001 represents the release of provisions established on the 1999 disposal of the transdermal business.

13.                               (Loss) on ordinary activities before taxation

	2003	2002	2001
	$’000	$’000	$’000
(Loss) on ordinary activities before taxation is stated after charging:
Depreciation/amortisation charge for the period:
Intangible fixed assets	5,466	7,420	22,824
Tangible owned fixed assets	417	721	481
Tangible fixed assets held under finance leases	134	145	153
Auditors’ remuneration for audit (company $267,000, year to 31 December 2002: $248,000, year to 31 December 2001; $182,000)
Statutory audit services	157	190	214
Further assurance services	255	75	—
Auditors’ remuneration for non-audit work
Tax services
Compliance services	25	24	23
Advisory services	90	110	264
Operating lease charges
Plant and machinery	85	16	5
Other	1,174	1,645	628
(Gain) on disposal of fixed assets	—	(11)	(14)

14.                               Taxation

	2003	2002	2001
	$’000	$’000	$’000
Tax on loss on ordinary activities:
United Kingdom corporation tax at 30%: current year	—	—	266
Under/(over) provision in respect of prior years	—	2,611	(20)
Overseas taxation: current year	144	924	290
Total current tax	144	3,535	536
Deferred tax credit	(7,500)	—	—
Total tax	(7,356)	3,535	536

During 2002, the Company provided for $2,611,000 in respect of prior years corporation tax payable. Of this, $2,584,000 relates to the gain arising on the disposal of the transdermal business in 1999.

The following items represent the principal reasons for the differences between corporate income taxes computed at the United Kingdom statutory tax rate and the total current tax charge for the year.

	2003	2002	2001
	$’000	$’000	$’000
(Loss) on ordinary activities before tax	(26,580)	(33,512)	(4,728)
(Loss) on ordinary activities multiplied by standard rate of corporate tax in the UK of 30%	(7,974)	(10,054)	(1,418)

Overseas tax and adjustments in respect of foreign tax rates	35	939	290
Accelerated capital allowances and other short term timing differences	14,847	3,360	1,441
Expenses not deductible for tax purposes	(6,764)	6,679	243
Adjustments to tax charge in respect of previous period	—	2,611	(20)
Total current tax	144	3,535	536

In the UK, the applicable statutory rate for Corporate income tax was 30% for the years ended 31 December 2001, 2002 and 2003.

The corporate tax rate in Sweden is 28%. A loss sustained in any income year may be carried forward and deducted from taxable income during the next and subsequent years. No carryback is permitted. The corporate tax rate in the United States is 34%. For tax years beginning after August 5, 1997, companies may generally carry back net operating losses two years and forwards twenty years.

Losses carried forward in the continuing UK Company at 31 December 2003 were $41,690,000 (31 December 2002: $53,985,000, 31 December 2001: $46,438,000) subject to confirmation by UK tax authorities. Under UK tax law, these losses can be carried forward indefinitely for set off against future profits of the same trade.

A deferred tax asset of $7,500,000 representing the deferred tax credit has been recognised by the Company and the Group in 2003, (2002 and 2001 $Nil) as the Company will utilise timing differences that reverse in 2004 against a gain on the settlement of Elan debt that will arise in that year. In 2003, 2002 and 2001 high levels of corporate tax losses carried forward and insufficient certainty of future profitability resulted in unrecognised potential deferred tax assets of $25,301,000, $29,405,000 and  $13,523,000 respectively.

During the years ended 31 December 2003 and 2002 the main reconciling items in arriving at the current tax charge related to accelerated capital allowances, other short term timing differences and expenses not deductible for tax purposes. The main timing difference related to losses that were carried forward for set off against future profits of the same trade. The expenses not deductible for tax purposes principally related to the diminution in value of intangible fixed assets.  During the year ended 31 December 2001, the main reconciling item in arriving at the current tax charge related to accelerated capital allowances and other short term timing differences. The main timing difference related to losses that were carried forward for set off against future profits of the same trade.

No tax liability arose on the disposal of Amarin Development (Sweden) AB.

15.                               Loss for the financial period

As permitted by section 230 of the Companies Act 1985, the Company’s profit and loss account has not been included in these financial statements. Of the consolidated loss attributable to the shareholders of Amarin Corporation plc a loss of $31,254,000 (31 December 2002: loss of $37,625,000, 31 December 2001: loss of $5,562,000) has been dealt with in the financial statements of the Company.

16.                               (Loss) per ordinary share

The (loss) per ordinary share are as follows:

	2003	2002	2001

Net (loss) attributable to ordinary shareholders ($’000)	(19,224)	(37,047)	(5,264)
Basic (loss) per ordinary share (US cents)	(112.5)	(398.5)	(73.9)
Fully diluted (loss) per ordinary share (US cents)	(112.5)	(398.5)	(73.9)

Weighted average number of ordinary shares in issue	17,093,400	9,297,200	7,124,700
Dilutive impact of cumulative preference shares	—	2,000,000	4,129,800
Dilutive impact of share options outstanding	3,900	565,500	765,800
Fully diluted average number of ordinary shares in issue	17,097,300	11,862,700	12,020,300

Basic (loss) per share is calculated by dividing the (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares in issue in the year.

Fully diluted (loss) per share is calculated using the weighted average number of ordinary shares in issue adjusted to reflect the effect were the cumulative preference shares to be converted to additional ordinary shares, together with the effect of exercising those share options granted where the exercise price is less than the average market price of the ordinary shares during the year. Because the Company reported a net loss in all three years, the loss per share is not reduced by dilution.

17.                               Dividends - non-equity

During 2003, the remaining 2,000,000 3% convertible preference shares were converted into ordinary shares and non-equity dividends of $24,000 were accrued.  In 2002 the Company proposed and accrued $122,000 relating to non-equity dividends on the 3% convertible preference shares of £1 nominal value. In 2001, the Company accrued $200,000 relating to non-equity dividends on 4,129,819 3% convertible preference shares of £1 nominal value.  During 2002, 2,129,819 of the shares were converted into ordinary shares (see note 28).

18.                               Intangible fixed assets

Group Cost	Product rights
$’000
At 1 January 2001	34,785
Additions	52,437
Disposals	(9,766)
At 31 December 2001 and at 1 January 2002	77,456
Additions	41,532
At 31 December 2002 and 1 January 2003	118,988
Disposal	(234)
At 31 December 2003	118,754

Amortisation
At 31 1 January 2001	10,445
Charge for year	22,824
Eliminated on disposal	(7,938)
At 31 December 2001 and at 1 January 2002	25,331
Charge for the year	7,420
Impairment charge	38,782
At 31 December 2002 and at 1 January 2003	71,533
Charge for the year	5,466
Eliminated on disposal	(89)
Impairment charge	10,095
At 31 December 2003	87,005

Net Book Value
Net book value at 31 December 2003	31,749
Net book value at 31 December 2002	47,455
Net book value at 31 December 2001	52,125

On May 17, 2001, the Group entered into an agreement with Elan to license US rights to Permax, a dopamine agonist marketed for the treatment of Parkinson’s disease.  Under this agreement, the Group acquired limited exclusive US distribution, sales and marketing rights for an initial period of time, together with a fixed price option to acquire unrestricted US rights.  The initial period of exclusive distribution rights expired the earlier of 12 months from the date of the agreement or upon closing of the exercise of the purchase option to acquire all of Elan’s US rights to Permax.  The exercise of the option expanded the Group’s rights to Permax in a number of ways, including (1) removing the limited duration of distribution, sales and marketing rights, (2) providing the Group with the rights to develop Permax further (e.g. new formulations) and (3) enabling the Group to sell some or all of its rights to a third party at some future date.

In 2001, the Group paid Elan $47,500,000 in consideration for the combination of these rights.  A further $37,500,000 would become payable on the exercise of the option.  The Group capitalized the consideration paid to Elan in 2001 as two separate intangible assets: (1) an exclusive US distribution right ($29,284,000) and (2) an option to acquire US rights to Permax ($18,216,000).  The initial payment of $47,500,000 was allocated between the two assets. The value ascribed to the distribution right was determined using the present value of projected cash flows anticipated over the 12 month period of the distribution agreement. The balance of the initial payment was allocated to the option. Prior to the exercise of the option, the value attributed to the distribution right was being amortized over its 12 month term. The value attributed to the option was not amortized as this amount represents a component of purchase consideration, subject to any impairment.

In 2002, the Group exercised its option to acquire Elan’s entire US Permax rights, triggering the further consideration of $37,500,000.  The Permax asset has been recorded at an amount equal to the total consideration paid, which included both the $37,500,000 in payments arising from the exercise of the option in 2002, as well as the $18,216,000 in value attributed to the option originally in 2001.  In addition, with the exercise of the option, management reassessed the useful life of the distribution right and concluded that the remaining carrying amount of $12,060,000 (being the original $29,284,000 cost amortized up to the date the option was deemed to have been exercised – January 1, 2002) should be amortised over a remaining period of 14 years to match the life assigned to the Permax intangible acquired in March 2002.

During 2002, the Group recorded an impairment charge in relation to the value of Permax ($38,357,000) based on value in use, following the introduction of generic competition.  The impairment charge was calculated in accordance with FRS11 (UK GAAP) “Impairment of fixed assets and goodwill” using discounted expected future cashflows at an appropriate risk adjusted rate. As prescribed in FRS11 the launch of a generic is a “trigger” event which necessitates, where appropriate, a revision of the carrying value of the intangible.  Subsequent to this impairment charge, the Permax estimated economic useful life has been reduced to 10 years, which is the estimated economic useful life of the other product rights.

Subsequent to the 2003 year end, on 25 February 2004, the Group sold Permax and the Primary Care Portfolio. The Group reviewed the year end carrying value of these assets for possible impairment by comparing the net realisable amounts to their carrying amounts.  Accordingly, the Primary Care Portfolio has been written down by $695,000 to a carrying value of $10,000,000 and Permax has been written down by $9,400,000 to a carrying value of $17,600,000. Following the disposal of the assets the amortisation charge for the next five years would be $576,000 per year.

Also during 2003, the Group disposed of its Swedish drug delivery and development business (see note 9) and accordingly intangible assets with a carrying value of $145,000 were eliminated on disposal.

In 2001, the Company paid $473,000 to acquire exclusive US rights for Moraxen, a product in development by CeNeS plc for treatment of pain.  During 2002, CeNeS experienced financial difficulty and has ceased further development work on Moraxen.  Consequently, included in the 2002 Group impairment charge is the write-off of $473,000, the entire carrying value of this intangible.

In 2002, the Company paid $100,000 to Elan for an option to acquire exclusive US rights to Zelapar, a product in development for Parkinson’s disease. This product was also sold on 25 February 2004 but no impairment arose as the net realisable amount equalled its carrying value at the time of disposal.

Company Cost	Product rights
$’000
At 1 January 2001	25,143
Additions	52,079
At 31 December 2001 and at 1 January 2002	77,222
Additions	41,532
At 31 December 2002, 1 January 2003 and at 31 December 2003	118,754

Amortisation
At 1 January 2001	2,561
Charge for year	22,560
At 31 December 2001 and at 1 January 2002	25,121
Charge for the year	7,541
Impairment charge	38,782
At 31 December 2002 and at 1 January 2003	71,444
Charge for the year	5,466
Impairment charge	10,095
At 31 December 2003	87,005

Net Book Value
Net book value at 31 December 2003	31,749
Net book value at 31 December 2002	47,310
Net book value at 31 December 2001	52,101

19.                               Tangible fixed assets

Group Cost	Short leasehold	Plant and equipment	Motor vehicles	Fixtures and fittings	Computer equipment	Total
	$’000	$’000	$’000	$’000	$’000	$’000

At 1 January 2001	53	3,703	128	147	689	4,720
Additions	655	264	—	610	124	1,653
Disposals	(53)	(161)	(43)	(7)	(71)	(335)
At 31 December 2001 and at 1 January 2002	655	3,806	85	750	742	6,038
Additions	—	512	—	202	251	965
Disposals	—	(158)	—	(174)	(24)	(356)
At 31 December 2002 and at 1 January 2003	655	4,160	85	778	969	6,647
Additions	—	365	—	55	242	662
Disposals	(362)	(4,350)	(85)	—	(504)	(5,301)
At 31 December 2003	293	175	—	833	707	2,008

Accumulated depreciation
At 1 January 2001	31	2,537	77	32	497	3,174
Charge for the year	35	411	14	89	85	634
Eliminated on disposals	(34)	(97)	(43)	(3)	(56)	(233)
At 31 December 2001 and at 1 January 2002	32	2,851	48	118	526	3,575
Charge for the year	29	454	16	140	227	866
Eliminated on disposals	—	(50)	—	(113)	(17)	(180)
At 31 December 2002 and at 1 January 2003	61	3,255	64	145	736	4,261
Charge for the year	29	203	3	138	178	551
Eliminated on disposals	(10)	(3,334)	(67)	—	(424)	(3,835)
At 31 December 2003	80	124	—	283	490	977

Net book value
At 31 December 2003	213	51	—	550	217	1,031
At 31 December 2002	594	905	21	633	233	2,386
At 31 December 2001	623	955	37	632	216	2,463

Plant and equipment includes assets held under finance leases and purchase contracts as follows:

Cost	$’000
At 1 January 2001	929
Disposals	(100)
At 31 December 2001 and at 1 January 2002	829
Additions	221
Disposals	(148)
At 31 December 2002 and at 1 January 2003	902
Additions	319
Disposals	(1,221)
At 31 December 2003	—

Accumulated depreciation
At 1 January 2001	562
Charge for year	153
At 31 December 2001 and at 1 January 2002	715
Charge for year	145
Disposals	(56)
At 31 December 2002 and at 1 January 2003	804
Charge for year	134
Disposals	(938)
At 31 December 2003	—

Net book value
At 31 December 2003	—
At 31 December 2002	98
At 31 December 2001	114

Company Cost	Short leasehold	Plant and equipment	Motor vehicles	Fixtures and fittings	Computer equipment	Total
	$’000	$’000	$’000	$’000	$’000	$’000

At 1 January 2001	53	—	103	6	209	371
Additions	293	—	—	84	68	445
Disposals	(53)	—	(43)	(3)	(56)	(155)
At 31 December 2001 and at 1 January 2002	293	—	60	87	221	661
Additions	—	—	—	8	40	48
At 31 December 2002 and at 1 January 2003	293	—	60	95	261	709
Additions	—	—	—	—	6	6
Disposals	—	—	(60)	—	—	(60)
At 31 December 2003	293	—	—	95	267	655

Accumulated depreciation
At 1 January 2001	31	—	52	6	100	189
Charge for the year	26	—	14	11	55	106
Eliminated on disposals	(34)	—	(43)	(3)	(56)	(136)
At 31 December 2001 and at 1 January 2002	23	—	23	14	99	159
Charge for the year	29	—	16	16	79	140
Disposals	—	—	—	—	—	—
At 31 December 2002 and at 1 January 2003	52	—	39	30	178	299
Charge for the year	28	—	—	16	51	95
Disposals	—	—	(39)	—	—	(39)
At 31 December 2003	80	—	—	46	229	355

Net book value
At 31 December 2003	213	—	—	49	38	300
At 31 December 2002	241	—	21	64	84	410
At 31 December 2001	270	—	37	73	122	502

The Company had no tangible fixed assets under finance leases at 31 December 2003, 2002 or 2001.

20.                               Fixed asset investments

Group

The Group had no fixed asset investments as 31 December 2003, 2002 or 2001.

Company

Group undertakings
$’000
Cost
At 31 December 2003, 2002 and 2001	1,660

Interest in group undertakings

Name of undertaking	Country of incorporation or registration	Description of shares held	Proportion of nominal value of issued share capital held by the
			Group	Company
			%	%
Amarin Pharmaceuticals Company Limited	England and Wales	1,599,925 £1 ordinary shares	100	100

Ethical Pharmaceuticals (UK) Limited	England and Wales	16,262 £1 ordinary shares	100	100
		11,735 £1 ‘A’ ordinary shares	100	100
		375,050 £1 redeemable cumulative preference shares	100	100

		5,421 £1 redeemable convertible cumulative preference shares shares	100	100

Amarin Pharmaceuticals Inc	United States	10 US $0.01 common stock	100	—

All the above subsidiary undertakings have been consolidated in the financial statements using the acquisition method except for Gacell Holdings AB which, prior to its sale on October 28, 2003, was accounted for as a merger.

Sales and marketing companies

Amarin Pharmaceuticals Inc.

Intermediate holding companies

Amarin Pharmaceuticals Company Limited

Non trading companies

Ethical Pharmaceuticals (UK) Limited.

In October 2003, the Group disposed of its interests in Gacell Holdings AB and Amarin Development  (Sweden) AB. In February 2004, the Group disposed of its interests in Amarin Pharmaceuticals Inc.

21.                               Stock

	Group			Company
	2003	2002	2001	2003	2002	2001
	$’000	$’000	$’000	$’000	$’000	$’000
Raw materials and consumables	274	800	1,133	274	800	1,133
Finished goods and goods for resale	2,377	6,926	2,792	2,377	6,862	2,768
	2,651	7,726	3,925	2,651	7,662	3,901

22.                               Debtors

	Group			Company
	2003	2002	2001	2003	2002	2001
	$’000	$’000	$’000	$’000	$’000	$’000
Amounts falling due within one year
Trade debtors	418	13,459	6,536	418	13,169	5,894
Amounts owed by group undertakings	—	—	—	1,417	19,346	28,690
Other debtors	916	1,046	1,449	916	334	527
Prepayments and accrued income	1,015	1,101	721	1,015	977	592
	2,349	15,606	8,706	3,766	33,826	35,703

No provision or charge against bad or doubtful debts has been made during 2003, 2002, 2001.

23.                               Current asset investments

The Group holds an investment in Antares Pharma Inc. (“Antares”) (formerly Medi-Ject Corporation), which is listed on the NASDAQ Exchange in the United States. In 2002, the directors have written off the carrying value of the investment in Antares. At 31 December 2003, the market value of this investment was $16,000.

In 2001 the carrying value was $71,000 against a market value of $63,000.  The directors did not consider it necessary to reduce the year end carrying value to the market value as they considered the reduction to be a temporary diminution.

24.                               Creditors: amounts falling due within one year

	Group			Company
	2003	2002	2001	2003	2002	2001
	$’000	$’000	$’000	$’000	$’000	$’000
Bank overdraft	—	—	190	—	—	—
Current portion of other loans	31,500	27,500	49,776	31,500	17,500	49,776
Obligations under finance leases	—	19	156	—	—	—
Trade creditors	3,564	3,070	3,341	3,564	2,850	3,036
Amounts owed to group undertakings	—	—	—	13,367	13,868	27,223
Corporation tax payable	571	3,188	246	571	3,172	246
Other taxation and social security payable	116	386	369	116	263	271
Other creditors	4,321	23,274	3,254	4,321	23,191	2,869
Accruals and deferred income	13,653	9,466	2,077	13,653	9,048	1,719
	53,725	66,903	59,409	67,092	69,892	85,140

During 2003, following renegotiation of liabilities due to Elan, a related party, all amounts due became payable by 31 March 2004 (see note 39). Accordingly, all amounts payable to Elan have been classified as due within one year.

At 31 December 2001, the “Current portion of other loans” comprised an unsecured loan from related parties, which matured in September 2002 and accordingly was classified as due within one year. At 31 December 2002, the unsecured loan had a total principal amount of $42,500,000 of which $27,500,000 was due within one year. Of this amount, $17,500,000 was repayable at 31 December 2002, with the remaining $10,000,000 due in 2003. This loan carried interest at 2% above dollar LIBOR. On January 16, 2003 $17,500,000 was paid. The remaining $10,000,000 was restructured and deferred by one year. Following renegotiation in August 2003, all amounts due under this loan ($25,000,000) became payable within one year and it was settled in February 2004 (see notes 38 and 39).

As further discussed in note 25, $12,500,000 of the 2002 current portion of “Other creditors” related to the deferred fixed payments due as a result of the exercise of the option to acquire Permax (a further $15,000,000 of deferred fixed payments were due after one year). These amounts did not bear interest. During 2003, $5,000,000 was paid against these liabilities and an amount of $7,500,000 was waived by Elan. Following the renegotiation with Elan (see note 39), all deferred fixed payments were reclassified as due within one year. Following the sale of the Group’s Swedish drug delivery and development business (see note 9) part of the proceeds ($11,102,000) was applied to the total deferred fixed payments to leave a balance at the year end of $3,898,000.  The remaining balance was then settled in February 2004.

During 2003, the Group disposed of its Swedish operations.  In Sweden, the average outstanding line of credit in the year to 31 December 2002 and 2001 was $nil, and $87,000 respectively. The available line of credit in each of these years was $459,000. The average bank interest rate in Sweden for the year ended 31 December 2002 was 5% (31 December 2001 5.3%).

At 31 December 2003, Elan held a fixed and floating charge over all of the Group’s assets to secure the Group’s obligations, both debt and deferred consideration.  In addition the debenture secures a guarantee that Elan has given to Eli Lilly and Company relating to the Group’s 2002 acquisition of Permax.

Watson Pharmaceuticals, Inc. holds a floating charge over the Group’s net assets relating to the sale of Amarin Development.  The charge relates solely to lost share certificates and has been matched by an insurance policy held by the Group.

25.                               Creditors: amounts falling due after more than one year

	Group			Company
	2003	2002	2001	2003	2002	2001
	$’000	$’000	$’000	$’000	$’000	$’000
Other loans	—	21,500	7,190	—	31,500	7,190
Other creditors	—	15,000	—	—	15,000	—
Obligations under finance leases	—	193	—	—	—	—
	—	36,693	7,190	—	46,500	7,190

As discussed in note 24 above, during 2003 all amounts due to Elan were renegotiated and became payable within one year. The Group’s finance lease obligations were part of the Swedish drug delivery and development business, sold on 28 October 2003.

In 2002, other loans comprises of:

a)                             a non-interest bearing loan, with a related party, of US$6,500,000 which was  repayable  on September 29, 2004 and was unsecured.  This loan was settled in February 2004.
b)                            the longer term portion of the loan further described in Note 24 was US$15,000,000 and was repayable on September 30, 2004. The loan had interest at LIBOR dollar rate plus 2% per annum and was unsecured. This loan was fully settled by February 2004.

In 2002, “Other creditors” included amounts due in respect of deferred consideration arising on the purchase of the remaining US rights to Permax (see note 24).

Analysis of repayments

Bank overdrafts, bank loans and other loans are repayable as follows:

	Group			Company
	2003	2002	2001	2003	2002	2001
	$’000	$’000	$’000	$’000	$’000	$’000
Within one year or on demand	35,398	40,000	49,966	35,398	40,000	49,776
Between one and two years	—	31,500	—	—	31,500	—
Between two and five years	—	5,000	7,190	—	5,000	7,190
	35,398	76,500	57,156	35,398	76,500	56,966

The future minimum lease payments to which the Group and the Company are committed under finance leases are as follows:

	Group			Company
	2003	2002	2001	2003	2002	2001
	$’000	$’000	$’000	$’000	$’000	$’000
Less than one year	—	21	158	—	—	—
Between one and two years	—	231	—	—	—	—
Between two and five years	—	—	—	—	—	—
Less: interest	—	(40)	(2)	—	—	—
	—	212	156	—	—	—
Less: current maturities	—	(19)	(156)	—	—	—
Long-term maturity	—	193	—	—	—	—

26.                               Provisions for liabilities and charges

Group and Company

	National Insurance	Transdermal Provision	Total
	$’000	$’000	$’000
At 1 January 2001	85	3,393	3,478
Payments made in the year	—	(1,133)	(1,133)
Charged/(released) to the profit and loss account	39	(1,183)	(1,144)
At 31 December 2001 and at 1 January 2002	124	1,077	1,201
(Released) to the profit and loss account	(74)	(1,077)	(1,151)
At 31 December 2002 and at 1 January 2003	50	—	50
(Released) to the profit and loss account	(50)	—	(50)
At 31 December 2003	—	—	—

The provision for employer’s National Insurance contributions shown above relates to amounts due on the exercise of certain share options held by employees provided in accordance with UITF 25 and will accumulate over the vesting period of relevant options. No such provision is required at the year end as the exercise price of the options is above market price.

The Transdermal provision shown above represented the estimated costs to be incurred in terminating the contracts that were not assumed by Elan Pharma International Limited as part of the sale to them of the transdermal assets and liabilities.

27.                               Financial instruments

The Group has available financial instruments including preference shares, borrowings, finance leases, provisions, cash and other liquid resources, and various items, such as trade debtors, trade creditors etc, that arise directly from its operations. The main purpose of these financial instruments is to raise finance for the Group’s operations.

It is, and has been throughout the year under review, the Group’s policy not to enter into derivative transactions. This was also the case in the 2002 and 2001 financial years. The Group has held ordinary shares in other companies as current asset investments and these are shown on the balance sheet. However, the holding of investments in other companies is no longer a principal activity of the Group and during the last three years the majority of these holdings have been provided against where no market exists for them, or sold where possible. At 31 December 2003 the value of traded shares in other companies was $Nil (2002: $Nil, 2001: $71,000) and the gain made in the year on the sale of current asset investments credited to the profit and loss account was $Nil (2002: $Nil, 2001: $34,000).

The main risks arising from the Group’s financial instruments are interest rate risk, liquidity risk and foreign currency risk. It has been, and continues to be the policy of the Board throughout this process to minimise the exposure of the Group to these risks. The Group has historically financed its operations through a number of loan facilities. The Group has, where possible, entered into long term borrowing facilities in order to protect short term liquidity.

During the majority of 2003, the Group had two principal overseas operations in different territories: the USA and Sweden. The revenues and expenses of the operations in the USA were denominated in US dollars and those of the Swedish operation in Swedish Kroner. In 2003 sales to the US accounted for approximately 36% (2002:89%, 2001:88%) of the Group’s total revenues. In order to protect the Group’s liquidity from fluctuations in the US dollar/sterling exchange rate, the bulk of the Group’s borrowings were denominated in US dollars. During October 2003 the Swedish subsidiary was sold and during February 2004 the American subsidiary was sold. The Swedish subsidiary was supported by a bank overdraft denominated in Swedish Kroner. Further financing for it was provided out of Group funds. The US business was supported by US dollar loans held by Group companies with the US dollar as their functional currency.

The balance sheet positions at 31 December 2003, 2002 and 2001 are not representative of the position throughout the period as cash and short-term investments, loans and shares fluctuate considerably depending on when fund-raising activities have occurred. Short-term debtors and creditors have been excluded from all the following disclosures, other than currency risk disclosures, as permitted by Financial Reporting Standard 13 (“Derivatives and other financial instruments”).

Interest rate risk profile of financial liabilities

The Group’s financial long term liabilities, other than short-term creditors (which have been excluded), comprise provisions, finance leases, loans and preference shares.

	2003				2002				2001
	Floating rate	Fixed rate	No interest	Total	Floating rate	Fixed rate	No interest	Total	Floating rate	Fixed rate	No interest	Total
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
Sterling	—	—	—	—	—	—	50	50	—	—	1,201	1,201
Swedish Kroner	—	—	—	—	212	—	—	212	346	—	—	346
US Dollar	—	—	—	—	15,000	—	21,500	36,500	—	—	7,190	7,190
Financial liabilities	—	—	—	—	15,212	—	21,550	36,762	346	—	8,391	8,737
Preference shares	—	—	—	—	—	3,220	—	3,220	—	6,649	—	6,649
Total	—	—	—	—	15,212	3,220	21,550	39,982	346	6,649	8,391	15,386

During 2003, all long term obligations to Elan became due within one year of the balance sheet date.  Previously the floating rate financial liabilities comprised loans, finance lease obligations and bank overdrafts. These bore interest at rates based on national LIBID equivalents.

At 31 December 2002 and 2001 the interest free liabilities  comprised  provisions (see note 26), other loans and deferred consideration (see note 25). The maturity of the provisions depended on when certain employee share options were exercised, and when certain agreements were terminated. The interest free loan was repayable by 29 September 2004. The deferred consideration at the 2002 year end was payable in quarterly instalments between January 2004 and June 2005 (see note 25 and 38 for details of the renegotiation of this deferred consideration since the 2002 year end).

The preference shares attracted dividends at 3% per annum and were not redeemable but were convertible on, or after, 30 December 2001. During 2002, 2,129,819 of these shares were converted into ordinary shares. The remaining 2,000,000 were converted in 2003 (see note 28).

Interest rate risk profile of financial assets

The Group’s financial assets, other than short-term debtors, which have been excluded, comprise cash, short-term deposits and current asset investments.

	2003				2002				2001
	Floating rate	Fixed rate	No interest	Total	Floating rate	Fixed rate	No interest	Total	Floating rate	Fixed rate	No interest	Total
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
Sterling	318	—	—	318	3,217	—	—	3,217	1,549	—	—	1,549
Euro	—	—	—	—	—	—	—	—	1,610	—	—	1,610
Swedish Kroner	—	—	—	—	92	—	—	92	42	—	—	42
US Dollar	1,779	—	—	1,779	20,956	—	—	20,956	30,105	—	71	30,176
Total	2,097	—	—	2,097	24,265	—	—	24,265	33,306	—	71	33,377

The floating rate financial assets comprise cash balances. The majority of cash is generally held in floating rate accounts earning interest based on relevant national LIBID equivalents. The 2001 interest free financial asset was a current asset investment in the shares of another company (see note 23), which was fully provided for in 2002.

Foreign currency risk profile

During 2003, the Group disposed of its Swedish subsidiary and also changed its functional and reporting currency from sterling to US dollars.

Only Group companies with US Dollars as their functional currency have significant monetary assets and liabilities in currency other than their local currency. At 31 December 2003, Group companies held sterling monetary assets of $807,000 and monetary liabilities of $3,200,000.

At 31 December 2002 when the functional currency of the Group was sterling, Group Companies held US dollar monetary assets of £29,256,000 (2001: £21,530,000), US dollar monetary liabilities of £37,304,000 (2001: £38,795,000), various EU monetary assets of £637,000 (2001: £1,000,000,) and various EU monetary liabilities of £544,000 (2001: £Nil).

Fair values

The preference shares described in note 28 were not traded on an organised market. All preference shares have been converted into ordinary shares as at the 2003 balance sheet date.

At 31 December 2003, the Group owed Elan the following amounts, all of which were renegotiated during 2003 as to be due 31 March 2004. All amounts fell due within one year and the directors consider that the carrying amounts approximate to their fair value due to the short time to maturity.

•                  US$6,500,000 non-interest bearing loan

•                  US$3,898,000 non-interest bearing deferred consideration

•                  US$25,000,000 interest bearing loan

In the opinion of the directors, the carrying amount of all other significant financial instruments approximates to their fair value, due to their short maturity periods or floating rate interest rates.

Maturity risk profile

	2003 Finance			2002 Finance			2001 Finance
	Debt	leases	Total	Debt	leases	Total	Debt	leases	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
In one year or less	35,398	—	35,398	40,000	19	40,019	49,776	156	49,932
In more than one year but less than two years	—	—	—	31,500	—	31,500	—	—	—
In more than two years but not more than five years	—	—	—	5,000	193	5,193	7,190	—	7,190
Total	35,398	—	35,398	76,500	212	76,712	56,966	156	57,122

The Group’s preference shares and provisions have not been included in the above table, as the preference shares are not redeemable but were convertible on or after 30 December 2001 (see note 28) and were converted into ordinary shares during 2002 and 2003. The maturity of the provisions depended on when certain employee share options were exercised, and when certain agreements were terminated.

At 31 December 2003, the Group had no overdraft facilities. In 2002 and 2001, the Group had overdraft facilities of SEK 4,000,000, of which SEK 4,000,000 was undrawn at 31 December 2002 (SEK 2,100,000 undrawn in 2001). The average bank interest rate in Sweden for the year ended 31 December 2002 was 5% (31 December 2001: 5.3%).

See note 25 and 39 for details of the renegotiation of the other loan and deferred consideration subsequent to the year end.

28.                               Called-up share capital

	2003	2002	2001
	$’000	$’000	$’000
Authorised
95,000,000 ordinary shares of £1 each (50,000,000 for 31 December 2002 and 2001: 500,000,000 ordinary shares of 10p each)	152,828	80,495	80,495
5,000,000 3% cumulative convertible preference shares of £1 each (31 December 2002 and 2001: 5,000,000)	8,050	8,050	8,050
	160,878	88,545	88,545
Allotted, called up and fully paid
17,939,786 ordinary shares of £1 each (31 December 2002:9,838,158, ordinary share of £1 each, 31 December 2001: 76,743,893 ordinary shares of 10p each)	29,088	15,838	12,354
Nil 3% cumulative convertible preference shares of £1 each (31 December 2002: 2,000,000 and 2001: 4,129,819)	—	3,219	6,648
	29,088	19,057	19,002

During the year ended 31 December 2002, the nominal value of the ordinary shares was converted from 10p to £1 and 2,129,819 of the 3% cumulative convertible preference shares of £1 each were converted into ordinary shares. During 2003 the remaining 2,000,000 3% cumulative convertible preference shares were converted into ordinary shares. During July 2003, the authorised share capital was increased by 45,000,000 ordinary shares of £1 each.

Issue of share capital

During January 2003, the Company raised $21,197,000 of additional funds through the issue of 6,093,728 new ordinary shares at $3.4785 per share. The proceeds together with cash on hand at the year end were partially utilised to repay the following amounts to Elan Pharma International Limited (“EPIL”), a related party:

•                                          $2,459,880 in respect of interest accrued to 16 January 2003;

•                                          $17.5 million in part repayment of the loans from EPIL; and

•                                          $8,641,387 in respect of other amounts related to Permax.

EPIL also agreed to further defer the instalments under the loan by one year. At that time therefore $10 million was due in September 2004 (originally 2003) and $15 million in September 2005 (originally 2004). EPIL also agreed to waive three quarterly instalments for the purchase of Permax totalling $7.5 million (see note 39). During 2003, the debt was restructured again - see note 39 for details of further restructuring of amounts due to EPIL.

In February 2003, the remaining preference shares (2,000,000) were converted into 2,000,000 1 ordinary shares.

During the year ended 31 December 2003, 7,900 £1 ordinary shares were issued in respect of share options being £7,900 nominal value in aggregate for a total consideration of $12,000. During the year ended 31 December 2002, 34,000 £1 ordinary shares ($55,000) were issued in respect of share options (2001: 7,598,133 10p shares) being £34,000 nominal value in aggregate (2001: $1,224,000) for a total consideration of $198,000 (2001: $4,421,000).

In 2001, 1,000,000 10p ordinary shares ($161,000) were issued to Lehman Brothers International (Europe) upon conversion of an unsecured loan note of US$500,000, valued at $675,000.

The preference shares continue to form part of the Company’s authorised share capital (although none are now in issue) and confer to the holders the right to receive fixed cumulative preferential dividends at a rate of 3% per annum (net of withholding taxes) on the amount paid up on such shares. Such a dividend is paid if in the reasonable opinion of the Directors the profits justify such payments. The preference shares shall rank for dividend in priority to any other shares issued from time to time by the Company.

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

29.                               Options and warrants over shares of Amarin Corporation Plc

Number of share options outstanding*	Note	Date Option Granted	Exercise price per Ordinary Share*		Number of share options repriced at US$5.00 per Ordinary Share
			£	US$	(Note 15)
4,150	1, 14,17	22 June 1994	34.24	61.30	4,150
1,025	1, 14,17	30 November 1995	48.21	86.30	1,025
1,700	1, 14,17	30 November 1996	32.12	57.50	1,700
12,500	2, 14,17	9 May 1997	34.91	62.50	12,500
2,200	3, 14,17	10 July 1997	27.93	50.00	2,200
100,000	3, 14	23 November 1998	13.97	25.00	100,000
250,000	4	23 November 1998	2.79	5.00	—
11,400	5,17	23 November 1998	0.84	1.50	—
5,000	6	2 March 1999	4.02	7.20	—
5,500	7	7 September 1999	1.68	3.00	—
10,000	6	9 February 2000	1.68	3.00	—
10,000	6	9 February 2000	3.69	6.63	—
90,000	6	1 March 2000	1.68	3.00	—
37,500	7	1 April 2000	1.68	3.00	—
10,000	6	7 April 2000	1.68	3.00	—
5,000	7	23 May 2000	1.68	3.00	—
3,293	7	26 September 2000	1.68	3.00	—
15,842	8	24 October 2000	2.18	3.90	—
30,000	9	11 December 2000	3.02	5.40	—
30,000	6	19 February 2001	3.41	6.13	—
45,000	10	4 June 2001	4.86	8.70	—
395,000	10	2 July 2001	5.59	10.00	—
6,000	10	27 July 2001	7.21	12.90	—
10,000	10	14 August 2001	10.61	19.00	—
15,000	10	31 August 2001	9.50	17.00	—
4,000	10	27 September 2001	9.72	17.40	—
10,000	10	12 December 2001	8.94	16.00	—
171,003	11	12 December 2001	8.94	16.00	—
385,267	10, 12	23 January 2002	9.89	17.70	—
80,000	10	18 February 2002	7.43	13.30	—
20,000	13	1 May 2002	8.80	15.75	—
20,000	13	1 May 2002	7.41	13.26	—
20,000	13	1 May 2002	9.86	17.65	—
20,000	13	1 May 2002	11.00	19.70	—
15,000	13	1 May 2002	11.90	21.30	—
20,000	13	1 May 2002	9.38	16.80	—
60,000	13	1 May 2002	9.70	17.37	—
19,998	13	1 May 2002	7.13	12.77	—
88,674	13, 16	19 July 2002	1.96	3.50	—
667	13	19 July 2002	7.49	13.40	—
3,500	13	19 July 2002	6.70	12.00	—
5,000	13	19 July 2002	4.92	8.80	—
197,200	13	5 September 2002	1.84	3.33	—
100,000	13,17	6 November 2002	1.56	2.78	—
60,000	13	6 November 2002	1.95	3.50	—
372,167	13	6 November 2002	1.73	3.10	—
120,933	13	24 February 2003	1.77	3.17	—
200,000	13	3 March 2003	1.58	2.82	—
20,000	13	31 March 2003	1.42	2.55	—
40,000	13	29 April 2003	1.58	2.82	—
33,000	13	2 July 2003	1.88	3.37	—
70,000	13	1 August 2003	1.82	3.25	—
10,000	13	25 August 2003	1.27	2.28	—
10,000	13	2 September 2003	1.37	2.45	—
3,282,519					121,575

Share options granted to date are denominated in US dollars. For disclosure purposes the exercise price of these options has been retranslated into Sterling at the year end exchange rate of US$1.7901/£1.

During 2002, the Company introduced a new option plan. The terms of this plan are substantially the same as existing plans.

Notes:

*    During 2002, the nominal value of ordinary shares was converted from 10p to £1 each, resulting in the number of shares reducing by a factor of 10 and increasing the exercise price by a factor of 10.

1.               These options may be exercised after four years and before ten years from the date of grant. Certain options held by ex-directors and ex-employees are exercisable immediately and expire at dates up to 54 months from the date of grant.

2.               These options are now exercisable and remain so until they expire on 9 May 2007.

3.               When granted these options were to become exercisable in tranches upon the Company’s share price achieving certain pre-determined levels. On 9 February 2000, the Company’s remuneration committee approved the re-pricing of the remaining 100,000 options to an exercise price of US$0.50 per share (now US$5.00 per share following the conversion of the nominal value of ordinary shares from 10p to £1), exercisable immediately and lapsing ten years from the date of grant.

4.               Of these options 80% became exercisable immediately and 20% after six months from date of grant. 200,000 of the total options granted remain exercisable until 54 months from date of grant and 250,000 until ten years from date of grant.

5.               These options can be exercised after three years but before ten years from the date the option is granted.

6.               These options are exercisable now and remain exercisable until ten years from date of grant.

7.               These options were granted to a former employee of Amarin Corporation plc, are now exercisable and expire on 30 November 2008.

8.               The remaining options granted on this date are exercisable in tranches of 33% from the date of grant then on the first and second anniversary of the date of grant.

9.               These options were exercisable in tranches of 33% over three years, all are exercisable at 31 December 2002. The expiry date of the options has been brought forward to 3 December 2004.

10.         These options become exercisable in tranches of 33% over three years on the date of the grant then on the first and second anniversaries of the date of grant and remain exercisable for a period of ten years from the date of grant.

11.         These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant.

12.         9,900 of the total options were granted to a former API New Jersey employee. The expiry date for this grant has been brought forward to 3 December 2004.

13.         These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date employment commences. The options expire 10 years from the date of the grant.

14.         648,770 options were granted on 8 December 1999, in order to effect the re-pricing mentioned in Note 15 below. The options vest and expire at the same dates as those attaching to the original grants except in the case of certain ex-employees where the options expired on 29 December 2000. It is a condition of the award of these options that, upon exercise, the awardee will surrender a like number of options from the original grant. Therefore the original grant has been shown as being repriced in the table above, and the replacement grant has been excluded.

15.         As disclosed in a Shareholders’ Circular dated 30 October 1998, the Board decided that all existing share options held by current employees and current directors as at 21 October 1998, who were not serving notice would be repriced at US$0.50 per share (now US$5.00 per share following the conversion of the nominal value of ordinary shares from 10p to £1). Other terms of the grants affected by this re-pricing were left unchanged. For certain options this change was effected at the directors’ discretion, with the remainder being effected by grant described at Note 14 above (Note 3 applies to those options which were granted on 23 November 1998).

16.         1,980 of the options granted on 19 July 2002 were to a former API New Jersey employee and the expiry date has been brought forward to 3 December 2004.

17.         The sale of the Swedish subsidiary, Amarin Development (Sweden) AB was completed on the 29th October, 2003.  All outstanding 32,975 options issued to Swedish employees are now deemed to lapse one year from the date of the sale, being 28 October, 2004.

Warrants in shares of Amarin Corporation plc

At 31 December 2003, warrants have been granted over ordinary shares as follows:

Number of warrants outstanding	Note	Date warrant granted	Exercise price per ordinary share
Restated*
30,000	1	20 July 1999	US$8.00
313,234	2	27 January 2003	US$3.48
343,234

Subsequent to the end of the year 500,000 warrants were granted to Elan at a price of $1.90.

*     During 2002, the nominal value of ordinary shares was converted from 10p to £1 each, resulting in the number of shares reducing by a factor of 10 and increasing the exercise price by a factor of 10.

Notes:

1)                                      The Company issued 30,000 warrants on 20 July 1999 as a retainer for financial advisory services from Petkevich & Partners for the period 20 July 1999 to 20 July 2000. On the date of grant the warrants were fully vested, non-forfeitable and exercisable from 20 July 1999 until 20 July 2004. No warrants had been exercised at 31 December 2003.

2)                                      During January 2003, via the private placement referred to in note 28, 313,234 warrants were issued to Security Research Associates Inc. and may be exercised between 27 January 2004 and 26 January 2008.

30.                               Share premium account and reserves

Group

	Share premium account	Merger reserve	Profit and loss account	Total
	$’000	$’000	$’000	$’000
At 1 January 2001	58,057	(1,653)	(40,462)	15,942
(Loss) for the year	—	—	(5,464)	(5,464)
Premium on share issue	3,352	—	—	3,352
Exchange difference on consolidation	—	—	(35)	(35)
At 31 December 2001 and at 1 January 2002	61,409	(1,653)	(45,961)	13,795
Premium on share issue	144	—	—	144
Share issuance costs	(407)	—	—	(407)
(Loss) for the year	—	—	(37,169)	(37,169)
Exchange difference on consolidation	—	—	(1,628)	(1,628)
At 31 December 2002 and at 1 January 2003	61,146	(1,653)	(84,758)	(25,265)
Premium on share issues	11,181	—	—	11,181
Share issuance costs	(2,104)	—	—	(2,104)
(Loss) for the year	—	—	(19,248)	(19,248)
Release on disposal	—	1,653	(1,653)	—
At 31 December 2003	70,223	—	(105,659)	(35,436)

Merger reserve

The business combination of the Company and Gacell Holdings AB was treated as a merger. The merger reserve arising on consolidation consists of the cost of the investment by the Company in Gacell Holdings AB less the share capital of Gacell Holdings AB. The merger reserve was released following the disposal of the Gacell Holdings AB.

The cumulative value of goodwill written off to reserves up until 31 December 2003, 2002 and 2001 was $3,007,000.

Company

	Share premium account	Profit and loss account	Total
	$’000	$’000	$’000
At 1 January 2001	55,331	(40,476)	14,855
(Loss) for the year	—	(5,562)	(5,562)
Premium on share issue	3,352	—	3,352
At 31 December 2001 and at 1 January 2002	58,683	(46,038)	12,645
Premium on share issue	144	—	144
Share issuance costs	(407)	—	(407)
(Loss) for the year	—	(37,625)	(37,625)
At 31 December 2002 and at 1 January 2003	58,420	(83,663)	(25,243)
Premium on share issue	11,181	—	11,181
Share issuance costs	(2,104)	—	(2,104)
(Loss) for the year	—	(31,254)	(31,254)
At 31 December 2003	67,497	(114,917)	47,420

31.                               Capital commitments

Capital expenditure that has been contracted for but has not been provided for in the financial statements amounted to $Nil at 31 December 2003 (31 December 2002: $Nil, 31 December 2001: $Nil).

32.                               Financial commitments

(a)        The Group had annual commitments under non-cancellable operating leases as follows:

	2003		2002		2001
	$’000		$’000		$’000
	Land and Buildings		Land and Buildings		Land and Buildings
	Group	Company	Group	Company	Group	Company
Expiring within one year	171	—	—	—	—	—
Expiring between two and five years inclusive	—	—	31	—	180	—
Expiring in over five years	1,003	503	972	441	1,075	441
	1,174	503	1,003	441	1,255	441

The other non-cancellable operating leases which existed at the year end were sold on 25 February 2004.

Minimum payments under non-cancellable operating leases for the next five years are as set forth below:

	Land and Buildings	Land and Buildings
	$’000	$’000
	Group	Company
2004	1,174	503
2005	1,003	503
2006	1,003	503
2007	920	503
2008	503	503
	4,603	2,515

Minimum payments under non-cancellable operating leases for the years 2009 and beyond are $1,694,000 (Company: $1,694,000) which are for land and buildings. No new leases were signed during 2003.

On October 15, 2001 the Group acquired a six year lease, with an option for a further six years, on office premises in San Francisco, California. The rental is $362,000 per annum and increases after three years in line with the Consumer Price Index. Rent expense for the year 2001 was $76,000.

On April 27, 2001 the Company acquired a nine year lease for premises in London, UK. The rental is $189,000 per annum and is subject to review in 2005. Rent expense for 2001 was $113,000.

Further consideration may become payable upon completion of certain milestones in relation to product rights acquired in 2000 (see notes 18 and 39).

33.                               Contingent liabilities

The Group is not presently subject to any litigation alleging product liability. The Group has, however, recently received a notice of claims of personal injury and/or death from valvular heart disease allegedly associated with Permax. The Group cannot predict whether litigation will follow, or the outcome of any such litigation. The Group intends to take all appropriate action to protect its interests with respect to these claims.

Subsequent to the end of the year, as disclosed in note 9, the Group sold its US business to Valeant Pharmaceuticals International (“Valeant”). Subsequent to the closing of the sale, it became apparent from wholesalers that they held approximately $6 million of additional Permax inventory above that known at the time of closing the sale.  Valeant is seeking to reduce the consideration it paid in respect of this new information but the Group does not believe that it is liable for any returns in respect of this inventory. The Group intends to take all appropriate action to protect its interests with respect to this matter.

34.                               Reconciliation of net cash flow to movement in net debt

	2003	2002	2001
	$’000	$’000	$’000
(Decrease)/increase in cash in the period	(22,168)	(8,851)	30,945
Cash outflow/(inflow) from decrease/(increase) in borrowings	33,605	2,769	(47,110)
Cash outflow/(inflow) from decrease in current asset investments	—	—	(16,131)
Change in net debt resulting from cash flows	11,437	(6,082)	(32,296)
Other non-cash items	7,500	(12,219)	—
Foreign exchange differences on borrowings	—	(10,142)	(181)
Disposal of finance leases	212	—	—
Conversion of debt to equity	—	—	675
Mark to market of current asset investments	—	(71)	—
Movement in net debt in the period	19,149	(28,514)	(31,802)
Net debt at 1 January	(52,450)	(23,936)	7,866
Net debt at 31 December	(33,301)	(52,450)	(23,936)

35.                               Analysis of net debt

	At 31 December 2000	Cash flow	Other non cash changes	At 31 December 2001	Cash flow	Other non cash changes	At 31 December 2002	Cash flow	Other non cash changes	At 31 December 2003
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cash at bank and in hand	2,172	31,135	—	33,307	(9,041)	—	24,265	(22,168)	—	2,097
Overdrafts	—	(190)	—	(190)	190	—	—	—	—	—
	2,172	30,945	—	33,117	(8,851)	—	24,265	(22,168)	—	2,097
Debt due after one year	(10,088)	2,404	494	(7,190)	—	(29,313)	(36,503)	17,500	19,003	—
Debt due within one year	—	(49,776)	—	(49,776)	2,576	7,201	(40,000)	16,105	(11,503)	(35,398)
Finance leases due after one year	(151)	—	151	—	—	(193)	(193)		193	—
Finance leases due within one year	(267)	262	(151)	(156)	193	(56)	(19)		19	—
	(10,506)	(47,110)	494	(57,122)	2,769	(22,361)	(76,715)	33,605	7,712	(35,398)
Current asset investments	16,202	(16,131)	—	71	—	(71)	—	—		—
Total	7,868	(32,296)	494	(23,934)	(6,082)	(22,432)	(52,450)	11,437	7,712	(33,301)

36.                               Major non-cash transactions

During 2003, the Group obtained a waiver of $7,500,000 against non-interest bearing debt owed to Elan, a related party.

During 2002, 2,129,819 3% cumulative preference shares of £1 each were converted into 2,129,819 ordinary shares of £1 each. During 2003, the remaining 2,000,000 preference shares were converted into 2,000,000 ordinary shares of £1 each.

During 2001, an unsecured loan with an outstanding amount of $675,000 repayable on 30 June 2005, bearing 11% interest was converted into 100,000 ordinary £1 shares.

37.                               Pensions

The Group operates a number of defined contribution money purchase pension schemes for certain eligible employees. The assets of the schemes are held separately from those of the Group in independently administered funds. The pension cost charge represents contributions paid and payable by the Group to the fund and amounted to $160,000 (year to 31 December 2002: $375,000, year to 31 December 2001: $250,000). At the year end there was a liability of $5,000 (31 December 2002: prepaid amount of $2,000, 31 December 2001: $Nil).

38.                               Post balance sheet events

On 25 February 2004, the Group sold its interests in Amarin Pharmaceutical Inc, Permax, Zelapar and the primary care portfolio to Valeant Pharmaceuticals International.  Consideration comprised $38,000,000 in cash and $8,000,000 in two milestones.  The Group retained obligations totalling $13,000,000 to complete clinical studies on Zelapar and repurchase inventory from wholesales.  The carrying values of the Permax and primary care portfolio have been written down to their recovered amounts (see note 18). Additionally, on 25 February 2004, the Group settled all its existing debt and deferred payment obligations to Elan through the payment of $17,195,000 in cash and a $5,000,000 loan note (see note 39). Other than the crystallisation of the $7.5 million deferred tax asset, no tax arises on these post balance sheet events.

39.                               Related party transactions

A.          Elan

During the three years ended December 31, 2003, and subsequent to the year-end, we entered into certain contracts, and varied the terms of other contracts, with Elan, which is a related party. The directors consider that transactions with Elan have been entered into on an arm’s length basis. Details of such transactions involving Elan are given below.

During the year ended December 31, 2001, we repaid to Elan an outstanding loan in the principal amount of £1,240,000 ($1,996,000) together with all interest accrued thereon.  This loan was paid prior to the scheduled maturity date of April 6, 2003.  No penalty or premium was paid in connection with such prepayment.

During the year ended December 31, 2001 the Company made sales to Elan companies amounting to £687,000 ($1,000,000) for goods, services, and research.

Permax

On May 29, 2001 the Board of Directors approved a Distribution, Marketing and Purchase Option Agreement with Elan relating to the Parkinson’s disease product, Permax. This was amended and restated on September 28, 2001, (the “Permax Agreement”) and gave the Company the exclusive US marketing, distribution and purchase option rights to this product.

Under the Permax Agreement, the Company was appointed exclusive US distributor for Permax until May 16, 2002, with an option to acquire Elan’s continuing rights in the product. As a part of the Permax Agreement the Company made payments of $47,500,000  to Elan in consideration for the rights and purchase option with a further $37,500,000 payable by way of deferred consideration over the course of the following three years (the “Deferred Consideration”).

The Company also agreed to pay Elan royalties on Permax sales. As part of the transaction, the Company received a loan from Elan for the amount of $45,000,000 , which matured in September 2002 (the “Elan Loan”).

Zelapar

In May 2001 we paid a non-refundable option fee of $100,000 to acquire the US rights to Zelapar from Elan (the “Zelapar Agreement”). The option to acquire the US rights to Zelapar was exercisable at any time up to 30 days after FDA approval of the NDA for Zelapar. The Zelapar Agreement required us to make four milestone payments of up to $42,500,000  plus running royalties based on a percentage of net sales of Zelaparin the US for the first eight years following exercise. Elan were obliged at this time to pay all research and development costs including filing costs for an NDA up to and including approval of the NDA by the FDA.

Acquisition of Rights to Permax

In March 2002 we exercised our purchase option under the Permax Agreement to acquire, and completed the acquisition of, the remaining US rights to Permax from Elan. Following the close of the transaction, we replaced Elan as Eli Lilly’s exclusive licensee for Permax in the US.

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

Elan agreed with us that, until October 1, 2003,  it would not sell, transfer or otherwise dispose of any of the Ordinary Shares, ADSs or Preference Shares held by it, provided that Elan would not have been prevented from:

•                  converting Preference Shares into Ordinary Shares;

•                    accepting any offer made to all holders of our Ordinary Shares to acquire all or part of our issued Ordinary Share capital;

•                  transferring any securities to a subsidiary or holding company of such shareholder; or

•                  selling Ordinary Shares or ADSs where the purchaser entered into a written agreement confirming its intention to hold such Ordinary Shares for a period ending not earlier than September 30, 2003 and the per share sale price of such Ordinary Shares was not less than 90% of the closing sale price of our ADS’s on the Nasdaq National Market for the five trading days immediately prior to the date of such sale.

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

Restructuring of Elan Loan

In July 2002 we restructured for the first time the Elan Loan originally scheduled for repayment in full on September 30, 2002. Under the revised payment schedule, the Elan Loan was to be repaid in four instalments of $2,500,000 , $17,500,000 , $10,000,000  and $15,000,000 , beginning in the third quarter of 2002.

Purchase of Manufacturing and Development Services and Other Services

During 2001 and 2002, Elan paid us $250,000 per quarter to secure manufacturing and development services from Amarin AB. During 2002, we purchased services from Elan amounting to $250,000.

January 2003 Restructuring of Elan Obligations

In conjunction with the closing of the private placement on January 27, 2003, we again restructured certain of the debt and milestone payments due or potentially due to, and certain of our contractual obligations with, Elan as indicated below.

(i) Elan Loan

We paid $2,459,880 in cash out of our cash reserves to Elan as interest accrued on the Elan Loan to January 16, 2003. The Elan Loan was varied so that the instalments were rescheduled as follows:

•                  the $10,000,000 due and payable on September 30, 2003, together with accrued interest, became due and payable on September 30, 2004; and

•                  the $15,000,000  due and payable on September 30, 2004, together with accrued interest, became due and payable on September 30, 2005.

In accordance with the terms of the Elan Loan on January 16, 2003 we paid $17,500,000  to Elan that was previously due on December 31, 2002.

(ii) Permax

We paid $8,641,387 to Elan in discharge of the current outstanding balance relating to Permax inventory, royalties and a $2,500,000  quarterly instalment of Deferred Consideration.

The Permax Agreement was amended so that the Deferred Consideration was reduced by $7,500,000 .

(iii) Zelapar

The Zelapar Agreement was amended so that the first sales milestone payable by us to Elan became $17,500,000 rather than $12,500,000. We also agreed to pay approved reasonable and verifiable out-of-pocket costs incurred by Elan after December 31, 2002 in respect of any further development costs incurred for Zelapar.

(iv) General

We undertook to use our commercial best efforts (subject to the fiduciary obligations of our board of directors) to sell all or substantially all of our primary care portfolio and Amarin AB for upfront cash consideration of a reasonable sum and as expeditiously as is reasonably practicable. We agreed with Elan to apply the net proceeds from such sale or sales as follows:

•                  $5,000,000 would have been payable to Elan, which amount would, if paid, have been credited against the first sales milestone for Zelapar which was $17,500,000  as referred to above;

•                  prepayment of the remaining Deferred Consideration due under the Permax Agreement;

•                  prepayment of the $6,500,000 loan due to Elan relating to the Carnrick group of products acquired from Elan in September 1999 and due in September 2004 (the “Carnrick Loan”);

•                  prepayment of all sums then due under the Elan Loan ;

•                  payment of any additional amounts due Elan and; and

•                  if there is any remainder, applied in our sole discretion.

Elan had the right, at its sole discretion, to redirect the order in which the net proceeds of any such sales are applied as between the uses set out above. Additionally, after having paid the first $35,000,000 of the net proceeds of any sale in the manner set out above, we could at our option have deferred payment of 50% of any balance due to Elan for a period of six months from the closing of such sale or sales.

We also agreed with Elan that if at any time and from time to time prior to our payment in full of the balance of the non-refundable sum of $30,000,000 due Elan for the acquisition of Permax, the Carnrick Loan and the Elan Loan, we received financing relating to the issuance of equity securities, warrants to acquire equity securities or debt convertible into equity securities, we would apply one-half of the net proceeds of such financing toward the payment of such obligations.

August 2003 Restructuring of Elan Obligations

In August 2003 we agreed with Elan as part of a comprehensive settlement of our debt obligations to Elan:

•                  to pay $30,000,000 in cash no later than December 31, 2003;

•                  to pay $10,000,000 in equity when Zelapar annual sales reach $20,000,000;

•                  to continue to pay a 12.5% royalty on future sales of Zelapar; and

•                  in the event that we raised funds in excess of $40,000,000 from the disposal of non-core assets and/or financing, we agreed to use half the excess to reduce  the existing Zelapar royalty of 12.5% at the rate of one-half of one percent for each $1 million per half of 1%, up to a maximum of 5%.

In consideration for the foregoing, Elan agreed to:

•                  a moratorium on debt and interest payments until December 31, 2003;

•                  full and final settlement of all the Elan Loan, the Carnrick Loan and the Deferred Consideration;

•                  elimination of existing option and milestone payments relating to Zelapar;

•                  in connection with this agreement we granted to Elan a fixed and floating charge over all of our assets, to be reduced to $5,000,000 upon payment of the $30,000,000 no later than the year-end.

December 2003 Restructuring of Elan Obligations

In December 2003 the Company agreed with Elan that, if the $30,000,000 minimum payment was not made by December 31, 2003, the present year-end deadline for debt repayment would be extended to March 31, 2004 in consideration of the payment to Elan of interest (calculated at 1% per month on the outstanding balance) and a one-off payment to Elan of $1,500,000. Elan also agreed that the Company could retain a further $2,000,000 per month for the first three months of 2004 from the net proceeds from the sale of ADAB in order to fund the Company’s operating deficit through the first quarter of 2004.  Draw down of these funds was subject to the Company demonstrating to Elan’s satisfaction that the Company has a reasonable prospect of consummating a transaction to settle the Elan debt by March 31, 2004

Sale of API/February 2004 Restructuring of Elan Obligations

Simultaneously with the closing of our asset purchase agreement with Valeant Pharmaceuticals International (“Valeant”), we reached a full and final agreement with Elan regarding the settlement of our renegotiated outstanding financial obligations.  Under the terms of this agreement with Elan the amount of $24,400,000 then required to discharge our obligations to Elan was amended so that we would pay Elan approximately $17,200,000 in cash on closing of the Valeant transaction, plus a further payment of $1,000,000 on the successful completion of the Zelapar safety trials to discharge these obligations.

We also agreed to issue a $5,000,000 5-year loan note to Elan with capital repayment as follows:

•                  $1,500,000 in January 2006

•                  $1,500,000 in July 2007

•                  $2,000,000 in January 2009

At Elan’s option, the loan note can be repaid from proceeds Amarin is due to receive from a $5,000,000 milestone payable by Valeant on the NDA approval of Zelapar. The loan note is also prepayable by us at any time, subject to a prepayment fee of $250,000, and carries an interest rate of 8% per annum.

Additionally we agreed to issue 500,000 warrants to Elan priced at the average market closing price for our Ordinary Shares for the 30-day period prior to closing. As a result, Elan’s fully diluted ownership in Amarin increased from 25.9% to 28.0%.

B. Sale of Transdermal Business

In December 2001, the Company sold its 99.16% share of its South American transdermal business for a consideration of £214,000 ($311,000) of which £177,000 ($258,000) was outstanding at December 31, 2001.  The 99.16% share was sold to a company formed and owned by the executive management team of Amarin Technologies S.A.

C. Mr Ziegler

On 10 December 1999, S A Ziegler became a director of the Company and was a partner of Ziegler, Ziegler and Altman LLC, Counsellors at Law in the United States who provided professional services to the Group in the sum of $406,000 during the year ended 31 December 2001.

Mr Ziegler resigned as a director of the Company on 29 May 2001 and is no longer considered to be a related party. At 31 December 2001 a balance of US$113,000 was outstanding.

D. Approval of related party transactions

All of the above transactions were approved in accordance with our policy for related party transactions. Our policy in 2003 was to require audit committee review of all transactions involving a potential conflict of interest, followed by the approval of a majority of the board of directors who do not have a material interest in the transaction.

E. Transactions with Group companies

The Company has taken advantage of the exemption in FRS 8 “Related Party Disclosures”, not to disclose information relating to transactions with Group companies at 31 December 2003.

40.                               Differences between UK GAAP and US GAAP

The financial statements of the Group have been prepared in conformity with UK GAAP which differs in certain significant respects from generally accepted accounting principles in the US (“US GAAP”). These differences have a significant effect on net income and the composition of shareholders’ equity and are described below.

Summary of material adjustments to net (loss) and shareholders’ (deficit)/equity

1.                                      Net (loss)

	Note	Year Ended 31 December 2003	Year Ended 31 December 2002	Year ended 31 December 2001
		$’000	$’000	$’000
Net (loss) in accordance with UK GAAP		(19,224)	(37,047)	(5,264)
Adjustment for functional currency	B	—	2,442	553
Adjustment for (loss) on securities available-for-sale	C	9	14	(8)
Adjustment for stock-based compensation and National Insurance	F	(50)	1,676	(1,589)
Adjustment for treatment of intangible fixed asset	K	576	832	657
Adjustment for revenue recognition	L	—	113	97
Gain on renegotiation of related party liability	M	(7,500)	—	—
Imputed interest on non-interest bearing debt	N	(449)	(467)	(431)
Accrual for PPA returns	O	—	—	541
Reversal of transdermal accrual	P	—	(375)	—
Adjustment for revenue recognition	R	348	(348)	—
Adjustment to Permax purchase consideration	S	(2,146)	2,146	—
Net loss as adjusted to US GAAP		(28,436)	(31,014)	(5,444)

		$	$	$
US GAAP net (loss) per ordinary share (assuming dilution)		(1.66)	(3.34)	(0.76)*
US GAAP net (loss) per ordinary share (basic)		(1.66)	(3.34)	(0.76)*
US GAAP net (loss)/profit on continuing activities per ordinary share (assuming dilution)		(1.36)	(0.06)	0.83
US GAAP net (loss)/profit on continuing activities per ordinary share (basic)		(1.36)	(0.06)	1.41

*   During 2002 the nominal value of ordinary shares was converted from 10p to £1 each resulting in the number of shares reducing by a factor of 10, accordingly comparatives have been restated.

	Note	31 December 2003	31 December 2001	31 December 2001
		Number	Number	Number
		‘000	‘000	‘000
Shares used in computing per ordinary share amounts assuming dilution	J	17,440	11,896	12,035	*
Shares used in computing per basic ordinary share amounts	J	17,093	9,297	7,125	*

2.             Shareholders’ (deficit)/equity

	Note	31 December 2003	31 December 2002	31 December 2001
		$’000	$’000	$’000
Shareholders’ (deficit)/equity in accordance with UK GAAP		(6,348)	(6,208)	32,797
Adjustment for functional currency	B	—	—	(3,227)
Adjustment for gain/(loss) on securities available-for-sale	C	16	6	(8)
Adjustment for National Insurance on stock options	F	—	50	124
Adjustment for treatment of intangible fixed asset	K	(4,149)	(4,724)	(5,557)
Adjustment for revenue recognition	L	(617)	(617)	(729)
Imputed interest on non-interest bearing debt	N	—	449	916
Accrual for PPA returns	O	—	—	—
Reversal of transdermal accrual	P	—	—	375
Adjustment for preferred dividend	Q	546	522	399
Adjustment for revenue recognition	R	—	(348)	—
Adjustment to Permax purchase consideration	S	—	2,146	—
Shareholders’ (deficit)/equity in accordance with US GAAP		(10,552)	(8,724)	25,090

A.            Disclosures related to deferred taxes

Management of the Group evaluated the positive and negative evidence impacting the realisability of the Group’s net operating loss carryforwards. Due to the Group’s history of generating operating losses, significant changes in its underlying products offering and limited periods of profitability, management concluded that a full valuation allowance is required with respect to its net operating loss carryforwards other than as explained in note 14. Following the introduction of FRS19 “Deferred Tax”, UK GAAP is now similar to existing US GAAP in this area.

B.            Adjustment for change in functional and reporting currency and discontinued operations

On 1 January 2003, the functional and reporting currency for the Group was changed to US dollars from sterling. Under UK GAAP, the comparative amounts as of 31 December 2002 and 2001, which have historically been reported in sterling, have been recalculated as if converted at the 31 December 2002 closing rate of $1.6099.

Under US GAAP, the comparative income statement amounts as of 31 December 2002 and 2001 would be converted at the weighted average rate applicable for the period under review. For the year ended 31 December 2002, the rate was $1.5038.  For the year ended 31 December 2001, the rate was $1.4413.  Under US GAAP, the comparative balance sheet amounts would be converted at the applicable closing rate.  For the year ended 31 December 2001, the rate was $1.4515.

Additionally, as described in ‘E. Discontinued operations’ below, under US GAAP the discontinued activity within the Consolidated Profit and Loss Account would refer only to residual items from the sale of the South American Transdermal Patch business and the activity of the Swedish operations which were disposed of during October 2003. Under UK GAAP, discontinued operations also includes the activity of Amarin Pharmaceuticals Inc, as this was disposed of within 3 months of the 2003 year end.

Set out below are the profit and loss accounts for the years ended 31 December 2003, 2002 and 2001, adjusted for the impact of the change in functional and reporting currency and showing continuing and discontinued operations on the US GAAP basis.  The remaining items shown in Table 1 “Net (loss)” above needs to be added to these profit and loss accounts to arrive at the net loss in accordance with US GAAP.

	2003	2002	2001
	$’000	$’000	$’000
Turnover	2,790	53,952	46,168
Cost of sales	(10,659)	(26,128)	(19,244)
Gross (loss)/profit	(7,869)	27,824	26,924
Operating expenses	(21,861)	(23,130)	(12,770)
Operating (loss)/profit	(29,730)	4,694	14,154
Interest receivable and similar income	65	364	789
Interest payable and similar charges	(900)	(2,194)	(427)
(Loss)/income from continuing operations before income taxes	(30,565)	2,864	14,516
Income taxes - credit/(charge)	7,320	(3,297)	(623)
(Loss)/income from continuing operations	(23,245)	(433)	13,893
(Loss) from discontinued operations	(9,055)	(35,178)	(18,376)
Gain/(loss) on disposal of discontinued operations	13,076	1,006	(228)
Net (loss)	(19,224)	(34,605)	(4,711)

On the face of the UK GAAP profit and loss account are certain items which are disclosed as exceptional. Under US GAAP these items would not represent extraordinary items and would, therefore, not be disclosed separately .

C.            Treatment of marketable equity securities

Under UK GAAP investments (including listed investments) held on a current or long-term basis are stated at the lower of cost or estimated fair value, less any permanent diminution in value. Under US GAAP the carrying value of our marketable equity securities is adjusted to reflect unrealized gains and losses resulting from movements in the prevailing market value. During 2002, the value of our current asset investments was written off to zero under UK GAAP and to the current market value under US GAAP.

Under US GAAP the fair value of current asset investments was $16,000, $6,000 and $63,000 for the periods ended December 31, 2003, 2002 and 2001, respectively.

D.            Consolidated statement of cash flows

The consolidated statement of cash flows has been prepared in accordance with UK GAAP, FRS 1 “Cashflow Statements” and presents substantially the same information as that required under US GAAP. Under US GAAP, however, there are certain differences from UK GAAP with regard to classification of items within the cash flow statement.

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

Set out below, for illustrative purposes, is a summary consolidated statement of cash flows under US GAAP:

	Year Ended 31 December 2003	Year Ended 31 December 2002	Year Ended 31 December 2001
	$’000	$’000	$’000
Net cash (used in)/provided by operating activities	(20,504)	5,585	17,567
Net cash (used in) investing activities	(3,060)	(11,459)	(53,925)
Net cash provided by/(used in) financing activities	1,396	(3,167)	51,362
Net (decrease)/increase in cash and cash equivalents	(22,168)	(9,041)	15,004

Cash and cash equivalents at the beginning of the year	24,265	33,306	18,302
Cash and cash equivalents at the end of the year	2,097	24,265	33,306
Net (decrease)/increase in cash and cash equivalents	(22,168)	(9,041)	15,004

There is no significant effect of foreign exchange movements on cash balances.

E.            Discontinued operations (see also note B)

On 28 October 2003, the Group disposed of its entire interests in its Swedish drug delivery and development business, comprising Gacell Holdings AB and Amarin Development (Sweden) AB. On 25 February 2004, the Group disposed of its entire interests in Amarin Pharmaceuticals Inc. In accordance with, UK GAAP (FRS 3 ‘Reporting Financial Performance’) the Group has classified both these transactions as discontinued and has restated the comparatives on this basis.

Under US GAAP the Amarin Pharmaceuticals Inc. disposal would have been shown as continuing operations as it occurred after the balance sheet date.

In the year ended 31 December  2001, the transdermal patch business was classified as discontinued operations under UK GAAP and the comparatives restated to reflect this. Under US GAAP this would have been shown as continuing operations. During 2002, a restructuring provision relating to the transdermal patch business disposal was released giving rise to a gain in the results for the year.

F.            Stock-based compensation and National Insurance

Under UK GAAP the Company has recorded a provision for $nil (31 December 2002: $50,000, 31 December 2001: $124,000) relating to National Insurance (“NI”) amounts payable on stock option gains at the time of grant. Under UK GAAP NI contributions are accrued over the vesting period of the underlying option. Under US GAAP payroll taxes on stock options are accrued when the liability is incurred.

The Company has re-priced certain stock options issued to directors and employees. Under US GAAP these have been accounted for using variable plan accounting as directed by FIN 44, leading to an increase in net income of $1,750,000 in 2002 (2001: decrease of $1,628,000 in net income). In 2003, the impact is $nil.

In 2002, the Company accelerated the vesting of 6,100 options held by terminated employees. This modification has been considered a re-pricing and will be accounted for using variable accounting. The impact of this in 2002 was minimal.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its US share option plans. Had compensation for the Company’s share option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company’s net (loss) and net (loss) per share under US GAAP would have been the pro forma amounts indicated below:

	Year Ended 31 December 2003	Year Ended 31 December 2002	Year Ended 31 December 2001
	$’000	$’000	$’000
Net (loss) as reported	(28,436)	(31,014)	(5,444)
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(6,580)*	(3,703)	(5,078)
Add back total stock based compensation expense determined under the intrinsic value based method	—	(1,750)	1,628
Proforma net (loss)	(35,016)	(36,467)	(8,894)

* Including in 2003, $748,000 in respect of a charge now recognised in relation to 2002 and 2001.

	$	$	$
Basic and diluted (loss) per ordinary share as reported	(1.66)	(3.34)	(0.76)
Proforma	(2.05)	(3.92)	(1.25)

	$	$	$
Weighted average grant date fair value	2.06	6.50	8.05
Options granted at the market price
Options granted at a premium to the market price	1.55	—	—
Options granted at a discount to the market price	—	—	15.62

The fair value for options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions and no dividends.

	Year Ended 31 December 2003	Year Ended 31 December 2002	Year Ended 31 December 2001
Options granted at the market price
Risk free interest rate (percentage)	2.51	5.00	5.13
Expected life (in years)	4.00	4.00	3.52
Volatility (percentage)	107	100	60

Options granted at a premium to the market price
Risk free interest rate (percentage)	3.10	5.00	5.13
Expected life (in years)	4.00	4.00	3.52
Volatility (percentage)	108	100	60

Options granted at a discount to the market price
Risk free interest rate (percentage)	—	5.00	5.13
Expected life (in years)	—	4.00	3.52
Volatility (percentage)	—	100	60

Recently issued accounting standards

G.            Exit and disposals

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

H.            IFRS

From 2005 Amarin will be required to report according to IFRS.  An internal project is underway to identify differences to current GAAP and what changes will be necessary.  The Company is in process of evaluating the impact.

I.              Variable interest entities

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51,” which was further revised in December 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 also requires disclosure of significant variable interests in variable interest entities for which a company is not the primary beneficiary.  In December 2003, the FASB issued Interpretation 46R, (FIN 46R), a revision to FIN 46, Consolidation of Variable Interest Entities. FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements.  FIN 46R is effective at the end of the first reporting period ending after 1 Jan 2004 for variable interests in variable entities created after 31 January 2003, and effective 1 January 2004 for variable interest in variable entities created before 1 February 2003.  Management is currently evaluating the effect that the adoption of FIN 46R for entities created prior to 1 February 2003 will have on its results of operations and financial condition.

J.             Earnings per share

	Year Ended 31 December 2003	Year Ended 31 December 2002	Year Ended 31 December 2001
	$’000	$’000	$’000
US GAAP net (loss) available to common stockholders	(28,436)	(31,014)	(5,444)

	Number	Number	Number
	‘000	‘000	‘000
Basic weighted-average shares	17,093	9,297	7,125
Plus: Incremental share from assumed conversions
Options	4	565	765
Warrants	343	34	15
Convertible preferred stock	—	2,000	4,130
Adjusted weighted-average shares	17,440	11,896	12,035

During 2002 the nominal value of ordinary shares was converted from 10p to £1 each resulting in the number of shares reducing by a factor of 10, accordingly comparatives have been restated.

	Year Ended 31 December 2003	Year Ended 31 December 2002	Year Ended 31 December 2001
	$	$	$
Basic (loss) per share	(1.66)	(3.34)	(0.76)
Diluted earnings per share	*	*	*

*   The dilutive effect of the Company’s options, warrants and convertible preferred stock have been excluded as the impact would have been antidilutive for the periods indicated above. Please refer to Notes (28) and (29) for more information with regard to these securities. 7,598,133 shares were issued in 2001 upon the exercise of certain options. 34,000 were issued in 2002 upon the exercise of certain options. 7,900 shares were issued in 2003 upon the exercise of certain options.

K.            Treatment of intangible fixed assets

Under UK GAAP pharmaceutical products which are in the clinical trials phase of development can be capitalized and amortized where there is a sufficient likelihood of future economic benefit. Under US GAAP specific guidance relating to pharmaceutical products in the development phase requires such amounts to be expensed unless they have attained certain regulatory milestones.

Under UK GAAP the Company has capitalised $4,149,000 at December 31, 2003 (December 31, 2002: $4,725,000, 31 December, 2001: $5,557,000) relating to LAX-101 and Zelapar both of which would have been expensed under US GAAP. In addition, the adjustment in 2002 includes a reversal of the impairment recognized under UK GAAP with respect to Moraxen which had been expensed when incurred under US GAAP.

L.             Adjustment for revenue recognition

Under UK GAAP milestone payments have been recognized when achieved. Under US GAAP, the Company’s adoption of SAB 101 (which has now been updated by SAB 104) resulted in a $617,000 cumulative adjustment in respect of its accounting for certain up-front payments and refundable milestone payments. This deferral and release increased sales by $nil, $113,000, $97,000, for the years ended 31 December, 2003, 2002 and 2001, respectively.

M.           Gain on renegotiation of related party liability

Under UK GAAP the Group has recognised a gain on the renegotiation of a liability due to a related party. Under US GAAP the extinguishment a related party liability is considered a contribution to capital.

N.            Imputed interest on non-interest bearing debt

In connection with the Group’s acquisition of the product portfolio from Elan, the Group obtained a non-interest bearing loan for a period of one year in the amount of $6,500,000 to fund the acquisition of such portfolio. Under UK GAAP the face value of the note is included in the fair value of the portfolio acquired. Under US GAAP the note payable and the product portfolio are recorded at the present value of amounts to be paid determined using an appropriate interest rate. The note payable is then accreted up to its face value over the term of the loan with a corresponding charge to interest expense.

Under US GAAP, the following amounts have been charged to interest expense for the year ended 31 December 2002; $467,000, (31 December 2001: $431,000). During 2003, following renegotiation, all liabilities due to Elan became payable by 31 March 2004. As the maturity of these liabilities was three months from the balance sheet date, the Group considered there to be no difference between the carrying value and the fair value. These liabilities were settled in February 2004.

O.            Accrual for PPA returns

Under UK GAAP the Group did not accrue for certain estimated costs expected to be incurred during the year ended 31 December 2000. Under US GAAP the Group was required to accrue for the estimated costs of returns. During the year ended 31 December 2001 the accrual made under US GAAP has been utilised so no GAAP difference remains.

P.            Reversal of transdermal accrual

Under UK GAAP the Group accrued for the estimated costs of terminating its transdermal contracts. Under US GAAP a portion of this amount relates to revenues reflected as deferred revenue under SAB 101. This accrual has now been utilised or released under UK GAAP during 2002, eliminating the reconciling difference.

Q.            Preference dividends

Under UK GAAP cumulative preferred dividends are accrued whether paid or not. Under US GAAP, preferred dividends are not accounted for until declared.  The Company’s issued preference shares have now been converted into ordinary shares.

R.            Revenue recognition

Under UK GAAP revenue is recognised on dispatch of goods. Under US GAAP revenue is recognised on delivery to the customer, when title is deemed to pass. Normally, there is an insignificant timing difference between dispatch and delivery to the customer and hence no adjustment is recorded. However, during the last week of December 2002, such a delay occurred and accordingly an adjustment of $348,000 was made in 2002 to reflect the profit element of sales ($736,000) recognised under UK GAAP but deferred under US GAAP. The associated adjustment to cost of sales would be $388,000. During 2003, there were no such cut-off differences.

S.             Adjustment to Permax purchase consideration

Under UK GAAP purchase consideration paid by means of a note payable is measured at its principal amount. Under US GAAP purchase consideration is measured by reference to the fair value of the liability assumed. At the date the Group exercised its Permax option the fair value of our obligation to Elan was $3,073,000 lower than the face amount of the liability as determined by discounting future cash flows at US dollar LIBOR plus 4% being 5.66%.

As of December 31, 2002, the basis difference was eliminated as a result of the impairment recognized with respect to Permax and discussed elsewhere in these financial statements. However, as a result of the initial basis difference, the impairment under US GAAP was $3,073,000 lower that that recognized under UK GAAP, partly offset by an additional $927,000 in interest recognised using the effective interest method.

During 2003, following renegotiation, all liabilities due to Elan became payable by 31 March 2004. As the maturity of these liabilities was three months from the balance sheet date, the Group considered there to be no remaining difference between the carrying value and the fair value. These liabilities were settled in February 2004.

T.             2001 Proforma Combined Historical Results for Permax Product Line

The unaudited proforma combined historical results, as if the Company had acquired its rights to Permax with effect from January 1, 2001 for the year ended December 31, 2001, are estimated to be:

PROFORMA For the year ended December 31, 2001
$’000
Turnover	75,385

Net Loss	(7,251)

The proforma results include amortization of purchase consideration from January 1, 2001 to December 31, 2001 as well as interest expense on the interest bearing portion of the related party loan from Elan and royalty payments on Permax sales from January 1, 2001.  Proforma results have not been presented for the years ended December 31, 2003 and 2002 as Permax has been included for the entire period.  The proforma results are for illustrative purposes only and are not necessarily indicative of what actually would have occurred if the agreement had been effective from January 1, 2001, nor are they necessarily indicative of future consolidated results.

U.                                    Fair value of warrants

The Group issued 313,234 warrants (see note 29) on 27 January 2003.  Under US GAAP, in 2003, the value of these warrants using the Black-Scholes pricing model is $158,000.  This would be charged against the share premium account and offset by a matching entry to the profit and loss reserve.  The net impact on the US GAAP shareholders’ equity is therefore $nil.  Under UK GAAP no such charge is currently required.

EXHIBIT INDEX

Exhibit Number	Description
1.1	Memorandum of Association of the Company(10)
1.2	Articles of Association of the Company(10)
2.1	Form of Deposit Agreement, dated as of March 29, 1993, among the Company, Citibank, N.A., as Depositary, and all holders from time to time of American Depositary Receipts issued thereunder (1)
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

2.4	Form of Ordinary Share certificate(10)
2.5	Form of American Depositary Receipt evidencing ADSs (included in Exhibit 2.3) (3)
2.6	Registration Rights Agreement, dated as of October 21, 1998, by and among Ethical Holdings plc and Monksland Holdings B.V.(10)
2.7	Amendment No. 1 to Registration Rights Agreement and Waiver, dated January 27, 2003, by and among the Company, Elan International Services, Ltd. and Monksland Holdings B.V.(10)
2.8	Second Subscription Agreement, dated as of November 1999, among Ethical Holdings PLC, Monksland Holdings B.V. and Elan Corporation PLC (4)
2.9	Purchase Agreement, dated as of June 16, 2000, by and among the Company and the Purchasers named therein (4)
2.10	Registration Rights Agreement, dated as of November 24, 2000, by and between the Company and Laxdale Limited (5)
2.11

Form of Subscription Agreement, dated as of January 27, 2003 by and among the Company and the Purchasers named therein(10) (The Company entered into twenty separate Subscription

Agreements on January 27, 2003 all substantially similar in form and content to this form of Subscription Agreement.)

2.12

Form of Registration Rights Agreement, dated as of January 27, 2003 between the Company and the Purchasers named therein(10) (The Company entered into twenty separate Registration Rights Agreements on January 27, 2003 all substantially similar in form and content to this form of Registration Rights Agreement.)

4.1	Amended and Restated Asset Purchase Agreement dated September 29, 1999 between Elan Pharmaceuticals Inc. and the Company(10)
4.2	Variation Agreement, undated, between Elan Pharmaceuticals Inc. and the Company(10)
4.3	License Agreement, dated November 24, 2000, between the Company and Laxdale Limited (6)
4.4	Option Agreement, dated as of June 18, 2001, between Elan Pharma International Limited and the Company (7)
4.5	Deed of Variation, dated January 27, 2003, between Elan Pharma International Limited and the Company(10)
4.6	Lease, dated August 6, 2001, between the Company and LB Strawberry LLC (7)
4.7	Amended and Restated Distribution, Marketing and Option Agreement, dated September 28, 2001, between Elan Pharmaceuticals, Inc. and the Company (8)
4.8	Amended and Restated License and Supply Agreement, dated March 29, 2002, between Eli Lilly and Company and the Company(10)†
4.9	Deed of Variation, dated January 27, 2003, between Elan Pharmaceuticals Inc. and the Company(10)
4.10

Stock and Intellectual Property Right Purchase Agreement, dated November 30, 2001, by and among Abriway International S.A., Sergio Lucero, Francisco Stefano, Amarin Technologies S.A., Amarin Pharmaceuticals Company Limited and the Company (7)

4.11	Stock Purchase Agreement, dated November 30, 2001, by and among Abriway International S.A., Beta Pharmaceuticals Corporation and the Company (7)
4.12	Novation Agreement, dated November 30, 2001, by and among Beta Pharmaceuticals Corporation, Amarin Technologies S.A. And the Company (7)
4.13	Loan Agreement, dated September 28, 2001, between Elan Pharma International Limited and the Company (8)
4.14	Deed of Variation, dated July 19, 2002, amending certain provisions of the Loan Agreement between the Company and Elan Pharma International Limited(10)
4.15	Deed of Variation No. 2, dated December 23, 2002, between The Company and Elan Pharma International Limited(10)
4.16	Deed of Variation No. 3, dated January 27, 2003, between the Company and Elan Pharma International Limited(10)
4.17	The Company 2002 Stock Option Plan (9)
4.18	Agreement Letter, dated October 21, 2002, between the Company and Security Research Associates, Inc.(10)
4.19	Agreement, dated January 27, 2003, among the Company, Elan International Services, Ltd. and Monksland Holdings B.V.(10)
4.20

Master Agreement, dated January 27, 2003, between Elan Corporation, plc., Elan Pharma International Limited, Elan International Services, Ltd., Elan Pharmaceuticals, Inc., Monksland Holdings B.V. and the Company(10)

4.21

Form of Warrant Agreement, dated March 19, 2003, between the Company and individuals designated by Security Research Associates, Inc.(10) (The Company entered into seven separate Warrant Agreements on March 19, 2003 all substantially similar in form and content to this form of Warrant Agreement.)

4.22	Sale and Purchase Agreement, dated March 14, 2003, between F. Hoffmann — La Roche Ltd., Hoffmann — La Roche Inc And the Company(10)†
4.23

Share Subscription and Purchase Agreement dated October 28, 2003 among the Company, Amarin Pharmaceuticals Company Limited, Watson Pharmaceuticals, Inc. and Lagrummet December NR 911 AB  (under name change to WP Holdings AB)*

4.24	Asset Purchase Agreement dated February 11, 2004 between the Company, Amarin Pharmaceuticals Company Limited and Valeant Pharmaceuticals International*†
4.25	Amendment No. 1 to Asset Purchase Agreement dated February 25, 2004 between the Company, Amarin Pharmaceuticals Company Limited and Valeant Pharmaceuticals International*
4.26	Development Agreement dated February 25, 2004 between the Company and Valeant Pharmaceuticals International*
4.27

Settlement Agreement dated February 25, 2004 among Elan Corporation plc, Elan Pharma International Limited, Elan International Services, Ltd, Elan Pharmaceuticals, Inc., Monksland Holdings BV a d the Company*

4.28	Debenture dated August 4. 2003 made by the Company in favour of Elan Corporation plc as Trustee*
4.29	Debenture Amendment Agreement dated December 23, 2003 between the Company and Elan Corporation plc as Trustee*
4.30	Debenture Amendment Agreement No. 2 dated February 24, 2004 between the Company and Elan Corporation plc as Trustee*
4.31	Loan Instrument dated February 25, 2004 executed by Amarin in favor of Elan Pharma International Limited*
4.32

Amended and Restated Master Agreement dated August 4, 2003 among Elan Corporation plc, Elan Pharma International Limited, Elan International Services, Ltd., Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Company*(11)

4.33	Amended and Restated Option Agreement dated August 4, 2003 between the Company and Elan Pharma International Limited*(11)
4.34	Deed of Variation No. 2, dated August 4, 2003, to the Amended and Restated Distribution, Marketing and Option Agreement between Elan Pharmaceuticals, Inc. and the Company*(11)
4.35	Deed of Variation No. 4, dated August 4, 2003, to Loan Agreement between the Company and Elan Pharma International Limited*(11)
4.36	Amendment Agreement No. 1, dated August 4, 2003, to Amended and Restated Asset Purchase Agreement among Elan International Services, Ltd., Elan Pharmaceuticals, Inc. and the Company*(11)
4.37	Warrant dated February 25, 2004 issued by the Company in favor of the Warrant Holders named therein*
4.38	Amendment Agreement dated December 23, 2003, between Elan Corporation plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Company*(11)
4.39	Bridging Loan Agreement dated December 23, 2003 between the Company and Elan Pharmaceuticals, Inc. *(11)
4.40	Agreement dated December 23, 2003 between the Company and Elan Pharma International Limited, amending the Amended and Restated Option Agreement dated August 4, 2003*(11)
4.41	Inventory Buy Back Agreement dated March 18, 2004 between the Company and Swiftwater Group LLC*†

8.1	Subsidiaries of the Company*
11.1	Code of Ethics*
12.1	Certification of Richard A. B. Stewart required by Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Ian R. Garland required by Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Richard A. B. Stewart required by Section 1350 of Chapter 63 of Title 18 of the United States Code , as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Ian Garland required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

__________

*	Filed herewith

†	Confidential treatment requested (the confidential portions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission)

(1)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-1, File No. 33-58160, filed with the Securities and Exchange Commission on February 11, 1993.

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

(10)

Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on April 24, 2003.

(11)	These agreements are no longer in effect as a result of superseding agreements entered into by the Company.