Form 20-F/A
period 2003-12-31
AMARIN CORP PLC\UK
filed 2004-10-28
CIK 897448

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

American Depositary Shares, each representing one Ordinary Share
Ordinary Shares, £0.05 par value per share

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

ITEM 17  ☐  ITEM 18  ☒

TABLE OF CONTENTS

EXPLANATORY NOTE

PART I
Item 6	Directors, Senior Management and Employees
PART II
Item 19	Exhibits
SIGNATURES
EXHIBIT INDEX
Certification of Richard A.B. Stewart
Certification of Alan Cooke
Consent of PricewaterhouseCoopers LLP

EXPLANATORY NOTE

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, Amarin Corporation plc (the “Company”) hereby amends its Annual Report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission on March 31, 2004 (the “Original Filing”), by setting forth additional information in Items 6B and 6E that was inadvertently omitted from the Original Filing.

This amendment also includes as Exhibit 14.1 a consent of PricewaterhouseCoopers LLP to the incorporation by reference in the registration statements of the Company on Form F-3 (nos. 333-12642, 333-13200 and 333-104748) of the Report of Independent Accountants dated March 31, 2004. The consent was inadvertently omitted from the EDGAR transmission of the Original Filing.

This amendment also amends the list of Exhibits in Item 19 and in the Exhibit Index to reflect the addition of the consent of PricewaterhouseCoopers and the filing of new certifications of Richard A.B. Stewart and Alan Cooke pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Other than for the purpose of amending the information referred to above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Filing or reflect any events that have occurred after the date on which such annual report was filed.

Item 6  Directors, Senior Management and Employees

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

For the year ended December 31, 2003, all of our directors and senior management as a group received total compensation of US $2.223 million and in addition, directors and senior management were issued options to purchase a total of 305,933 Ordinary Shares during such period. See “— Share Ownership” below for the specific terms of the options held by each director and officer.

There are no sums set aside or accrued by us for pension, retirement or similar benefits although we do make contributions to certain of our employees’ and officers’ pensions during the term of their employment with us.

Compensation paid and benefits granted to our directors during the year ended December 31, 2003 are detailed below:

Directors’ detailed emoluments

Name	Salary & fees $000	Benefits in kind $000	Annual bonus $000	2003 Total $000
R A B Stewart**	350	7	224	581
A Russell-Roberts	66	—	—	66
J C Gale (resigned 25 July 2003)	26	—	—	26
J Groom*	—	—	—	—
M D Coffee (resigned 25 February 2004)	364	18	—	382
T G Lynch (Chairman)*	—	—	—	—
H E Huckel	41	—	—	41
W Mason	41	—	—	41
	888	25	224	1,137

Benefits in kind include medical and life insurance for every executive director. No expense allowances were provided to the directors during the year.

*Both T G Lynch and J Groom waived their non-executive director’s fees in respect of the year ended 31 December 2003. This amounted to $41,000 for each non-executive director in 2003.

**In addition to the above, R A B Stewart has pension contributions paid into his personal scheme by the Company.  The amount paid into his pension scheme for 2003 was $30,000. The payment is in excess of R A B Stewart’s normal entitlement under the group’s pension scheme arrangements, as approved by the Remuneration Committee.

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

E.     Share Ownership

The beneficial ownership of Ordinary Shares by, and options granted to, those persons who were our directors or officers at March 24, 2004, including their spouses and children under eighteen years of age, are presented in the table below. See also “— Compensation — The Amarin Corporation plc 2002 Stock Option Plan”.

Director/ Officer	Note	Options Outstanding to Acquire Number of Ordinary Shares	Date of Grant (dd/mm/yy)	Exercise Price per Ordinary Share	Ordinary Shares or ADS Equivalents Beneficially Owned		Percentage of Outstanding Share Capital**

J. Groom	1	15,000	23/01/02	$17.65	170,000			*
	1	15,000	06/11/02	$3.10
H. E. Huckel	2	10,000	19/02/01	$6.12	8,500			*
	1	15,000	23/01/02	$17.65
	1	15,000	06/11/02	$3.10
T. G. Lynch	—	0	—	—	—		—
W. Mason	1	15,000	06/11/02	$3.10	*		*
A. Russell-Roberts
	2	10,000	07/04/00	$3.00	2,350			*
	2	10,000	19/02/01	$6.12
	1	15,000	23/01/02	$17.65
	1	15,000	06/11/02	$3.10
R. A. B. Stewart
	3	350,000	23/11/98	$5.00	510,000		2.4%
	1	150,000	23/01/02	$17.65
	1	150,000	06/11/02	$3.10
D. Cunningham	1	60,000	18/07/02	$3.46		*		*
	1	40,000	24/02/03	$3.17
I. R. Garland	1	200,000	03/03/03	$2.82		*		*
J. S. Lamb	1	80,000	18/02/02	$13.26		*		*
	1	26,667	06/11/02	$3.10
	1	65,933	24/02/03	$3.17

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
4.27

Settlement Agreement dated February 25, 2004 among Elan Corporation plc, Elan  Pharma International Limited, Elan International Services, Ltd, Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Company*

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

4.33	Amended and Restated Option Agreement dated August 4, 2003 between the Company and Elan Pharma International Limited*(11)
4.34	Deed of Variation No. 2, dated August 4, 2003, to the Amended and Restated Distribution, Marketing and Option Agreement between Elan Pharmaceuticals, Inc. and the Company*(11)
4.35	Deed of Variation No. 4, dated August 4, 2003, to Loan Agreement between the Company and Elan Pharma International Limited*(11)
4.36	Amendment Agreement No. 1, dated August 4, 2003, to Amended and Restated Asset Purchase Agreement among Elan International Services, Ltd., Elan Pharmaceuticals, Inc. and the Company*(11)
4.37	Warrant dated February 25, 2004 issued by the Company in favor of the Warrant Holders named therein*
4.38	Amendment Agreement dated December 23, 2003, between Elan Corporation plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Company*(11)
4.39	Bridging Loan Agreement dated December 23, 2003 between the Company and Elan Pharmaceuticals, Inc. *(11)
4.40	Agreement dated December 23, 2003 between the Company and Elan Pharma International Limited, amending the Amended and Restated Option Agreement dated August 4, 2003*(11)
4.41	Inventory Buy Back Agreement dated March 18, 2004 between the Company and Swiftwater Group LLC*†

8.1	Subsidiaries of the Company*
11.1	Code of Ethics*
12.1	Certification of Richard A. B. Stewart required by Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
12.2	Certification of Alan Cooke required by Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
13.1	Certification of Richard A. B. Stewart required by Section 1350 of Chapter 63 of Title 18 of the United States Code , as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Ian R. Garland required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
14.1	Consent of PricewaterhouseCoopers LLP**

*	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Securities and Exchange Commission on March 31, 2004.

**	Filed herewith

†	Confidential treatment requested (the confidential portions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission)

(1)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-1, File No. 33-58160, filed with the Securities and Exchange Commission on February 11, 1993.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMARIN CORPORATION PLC

By:	/s/ Richard A.B. Stewart
Richard A. B. Stewart
Chief Executive Officer

Date: October 27, 2004

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
4.27

Settlement Agreement dated February 25, 2004 among Elan Corporation plc, Elan  Pharma International Limited, Elan International Services, Ltd, Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Company*

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

4.33	Amended and Restated Option Agreement dated August 4, 2003 between the Company and Elan Pharma International Limited*(11)
4.34	Deed of Variation No. 2, dated August 4, 2003, to the Amended and Restated Distribution, Marketing and Option Agreement between Elan Pharmaceuticals, Inc. and the Company*(11)
4.35	Deed of Variation No. 4, dated August 4, 2003, to Loan Agreement between the Company and Elan Pharma International Limited*(11)
4.36	Amendment Agreement No. 1, dated August 4, 2003, to Amended and Restated Asset Purchase Agreement among Elan International Services, Ltd., Elan Pharmaceuticals, Inc. and the Company*(11)
4.37	Warrant dated February 25, 2004 issued by the Company in favor of the Warrant Holders named therein*
4.38	Amendment Agreement dated December 23, 2003, between Elan Corporation plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Company*(11)
4.39	Bridging Loan Agreement dated December 23, 2003 between the Company and Elan Pharmaceuticals, Inc. *(11)
4.40	Agreement dated December 23, 2003 between the Company and Elan Pharma International Limited, amending the Amended and Restated Option Agreement dated August 4, 2003*(11)
4.41	Inventory Buy Back Agreement dated March 18, 2004 between the Company and Swiftwater Group LLC*†

8.1	Subsidiaries of the Company*
11.1	Code of Ethics*
12.1	Certification of Richard A. B. Stewart required by Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
12.2	Certification of Alan Cooke required by Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
13.1	Certification of Richard A. B. Stewart required by Section 1350 of Chapter 63 of Title 18 of the United States Code , as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Ian R. Garland required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
14.1	Consent of PricewhaterhouseCoopers**

*	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Securities and Exchange Commission on March 31, 2004.

**	Filed herewith

†	Confidential treatment requested (the confidential portions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission)

(1)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-1, File No. 33-58160, filed with the Securities and Exchange Commission on February 11, 1993.

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