Form 20-F/A
period 2003-12-31
AMARIN CORP PLC\UK
filed 2004-12-14
CIK 897448

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 2

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM [ ] TO [ ]

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

ITEM 17 ☐ ITEM 18 ☒

EXPLANATORY NOTE

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, Amarin Corporation plc (the “Company”) hereby amends its Annual Report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission on March 31, 2004 and as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on October 28, 2004 (the “Original Filing”), by setting forth the following amendments to Item 18 of the Original Filing:

•      the inclusion of additional disclosure in note 1 (which appears on page F-7 of this Form 20-F/A) regarding the Company’s plans, as of the date of this Form 20-F/A,for obtaining funding;

•      the inclusion of additional disclosure in note 40 (which appears on page F-46 of this Form 20-F/A) at note 40(1), 40(B) and 40(E) regarding the Company's former subsidiary, Amarin Pharmaceuticals Inc. This amendment reclassifies the results of Amarin Pharmaceuticals Inc., which was disposed of in February 2004, as discontinued under US GAAP.  This is required in connection with the forthcoming registration statement on Form F-3, which will be filed as of a date subsequent to the Company classifying the US operations as discontinued under US GAAP in its interim financial statements for the 6 month period ended 30 June 2004;

•      the addition of a new note 41 (which appears on page F-56 of this Form 20-F/A) regarding subsequent events occurring after the initial filing date of the Original Filing; and

•      the inclusion of an updated report of independent registered public accounting firm (which appears on page F-1 of this Form 20-F/A) that refers to the additional disclosures set forth in note 1 to the financial statements furnished with this Form 20-F/A.

This Form 20-F/A also amends the Selected Financial Data in Item 3 by updating the US GAAP amounts to reflect the reclassification of Amarin Pharmaceuticals Inc. as discontinued operations, consistent with the amendments to the financial statements described above.

This Form 20-F/A also amends the list of Exhibits in Item 19 and in the Exhibit Index to reflect the filing of a new consent of PricewaterhouseCoopers and the filing of new certifications of Richard A.B. Stewart and Alan Cooke pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

The foregoing amendments have been made for the sole purpose of updating the Selected Financial Data in Item 3 of this Form 20-F/A and the notes to the financial statements furnished with this Form 20-F/A, to the extent necessary for such financial statements to be incorporated by reference into a Registration Statement on Form F-3 to be filed by the Company. Other than for such specific purpose, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Original Filing or reflect any events that have occurred after the date on which such annual report was filed.

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

Selected Consolidated Financial Data

(In thousands, except for per share and other data)

Years ended December 31

	1999	2000	2001	2002	2003
	(in thousands except per share data)
Statement of Operations Data — UK GAAP
Royalties	110	122	96	113	107
Revenues from continuing operations	110	122	96	113	107
Operating expenses from continuing operations	(3,344)	(3,709)	(4,358)	(6,130)	(6,200)
Operating income/(loss) from continuing operations	(3,234)	(3,587)	(4,262)	(6,017)	(6,093)
Income/(loss) from continuing operations	(3,234)	(3,587)	(4,262)	(6,017)	(6,093)
Income/(loss) from discontinued operations	7,589	6,324	1,002	(31,030)	(13,131)
Net income/(loss)	4,355	2,737	(5,264)	(37,047)	(19,224)
Income/(loss) from continuing operations per Ordinary Share (basic)	(2.15)	(0.91)	(0.60)	(0.65)	(0.36)
Net income/(loss) per Ordinary Share (basic)	2.90	0.69	(0.74)	(3.98)	(1.12)
Net income/(loss) per Ordinary Share (diluted)	2.48	0.32	(0.74)	(3.98)	(1.12)

Amounts in accordance with US GAAP
Total revenues	13,853	26,258	57,068	60,892	7,713
Loss from continuing operations	(3,234)	(9,279)	(4,756)	(3,098)	(5,558)
Net income/(loss)	4,070	(4,840)	(5,444)	(31,014)	(28,436)
Loss from continuing operations per Ordinary Share (basic)	(2.15)	(2.35)	(0.67)	(0.33)	(0.33)
Loss from continuing operations per Ordinary Share (diluted)	(2.15)	(2.35)	(0.67)	(0.33)	(0.33)
Net income/(loss) per Ordinary Share (basic)	2.71	(1.22)	(0.76)	(3.34)	(1.66)
Net income/(loss) per Ordinary Share (diluted)	2.32	(1.22)	(0.76)	(3.34)	(1.66)
Weighted average shares (basic)	1,501	3,953	7,125	9,297	17,093
Weighted average shares (diluted)	1,754	8,609	12,035	11,896	17,440

Consolidated balance sheet data
Amounts in accordance with UK GAAP

Working capital	(7,956)	21,550	(13,400)	(19,306)	(39,125)
Total assets	33,629	57,155	100,597	97,438	47,377
Long term obligations	1,512	13,876	8,391	36,743	—
Capital stock (ordinary shares)	3,060	10,970	12,354	15,838	29,088
Total shareholders’ equity/(deficit)	12,137	33,560	32,797	(6,208)	(6,348)

Amounts in accordance with US GAAP

Working capital	(7,994)	19,992	(12,082)	(19,742)	(39,183)
Total assets	33,788	42,777	85,688	91,755	43,173
Long term obligations	1,519	9,645	6,559	39,388	—
Capital stock (ordinary shares)	3,075	10,177	11,139	15,838	29,088
Total shareholders’ equity/(deficit)	12,194	25,963	25,090	(8,724)	(10,552)

We have updated the table above as of 13 December 2004 to reflect the disposal of our US operations in February 2004.  The results of these operations are now classified as discontinued.

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

PART III

Item 18.  Financial Statements

The Report of Independent Registered Public Accounting Firm and the accompanying balance sheets and the related consolidated profit and loss accounts, statements of total recognised gains and losses, reconciliations of movements in shareholders’ funds and cashflow statements present fairly, in all material respects, the financial position of Amarin Corporation plc and its subsidiaries at December 31, 2003, December 31, 2002 and December 31, 2001, and the results of their operations and their cash flows for the years then ended, and are found at pages F-1 to F-59 of this Form 20-F/A.

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

4.33	Amended and Restated Option Agreement dated August 4, 2003 between the Company and Elan Pharma International Limited*(11)
4.34	Deed of Variation No. 2, dated August 4, 2003, to the Amended and Restated Distribution, Marketing and Option Agreement between Elan Pharmaceuticals, Inc. and the Company*(11)
4.35	Deed of Variation No. 4, dated August 4, 2003, to Loan Agreement between the Company and Elan Pharma International Limited*(11)
4.36	Amendment Agreement No. 1, dated August 4, 2003, to Amended and Restated Asset Purchase Agreement among Elan International Services, Ltd., Elan Pharmaceuticals, Inc. and the Company*(11)
4.37	Warrant dated February 25, 2004 issued by the Company in favor of the Warrant Holders named therein*
4.38	Amendment Agreement dated December 23, 2003, between Elan Corporation plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Company*(11)
4.39	Bridging Loan Agreement dated December 23, 2003 between the Company and Elan Pharmaceuticals, Inc. *(11)
4.40	Agreement dated December 23, 2003 between the Company and Elan Pharma International Limited, amending the Amended and Restated Option Agreement dated August 4, 2003*(11)
4.41	Inventory Buy Back Agreement dated March 18, 2004 between the Company and Swiftwater Group LLC*†

8.1	Subsidiaries of the Company*
11.1	Code of Ethics*
12.1	Certification of Richard A. B. Stewart required by Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
12.2	Certification of Alan Cooke required by Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
13.1	Certification of Richard A. B. Stewart required by Section 1350 of Chapter 63 of Title 18 of the United States Code , as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certification of Alan Cooke required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
14.1	Consent of PricewaterhouseCoopers LLP**

*	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Securities and Exchange Commission on March 31, 2004.
**	Filed herewith
†	Confidential treatment was granted (the confidential portions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission)

(1)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-1, File No. 33-58160, filed with the Securities and Exchange Commission on February 11, 1993.

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

AMARIN CORPORATION PLC

By:	/s/ Richard A. B. Stewart
Richard A. B. Stewart
Chief Executive Officer

Date:	December 13, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Amarin Corporation plc

In our opinion, the accompanying balance sheets and the related consolidated profit and loss accounts, statements of total recognised gains and losses, reconciliations of movements in shareholders’ funds and cashflow statements present fairly, in all material respects, the financial position of Amarin Corporation plc and its subsidiaries at December 31, 2003, December 31, 2002 and December 31, 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We draw the attention of the reader to the disclosures set out in note 1(a) to the financial statements regarding the Company’s plans for funding its operations through December 2005.

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

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors

Cambridge, England

31 March 2004, except as to the information presented in notes 1(a), 40(1), 40(B), 40(E) and 41, for which the date is 13 December 2004

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

Notes to the financial statements for the year ended 31 December 2003

1.             Basis of preparation

(a) Going concern and liquidity

In the 2002 financial statements the Group disclosed that it had grown through acquisitions financed by the issue of shares, the sale of assets and by loans and deferred payment terms from a related party, Elan Pharma International Limited (“EPIL”). At the time the 2002 financial statements were prepared, the Group’s trading was deteriorating and to continue as a going concern the Group needed to raise additional cash resources through a combination of the sale of non-core assets, external financing, reductions in costs and re-negotiation of terms of existing loan and deferred payment obligations. In 2003 and subsequent to the year-end, the Group divested assets both core and non-core and settled/refinanced its obligations with EPIL.  In October 2004, Amarin completed a private placement of ordinary shares raising gross proceeds of $12.775 million and converted $3 million of the $5 million in total loan notes currently outstanding into ordinary shares.  As a result, as at December 9, 2004, Amarin’s total debt, excluding current working capital liabilities, was $2 million of loan notes that are due for cash repayment in 2009.  These $2 million of loan notes can, at the option of the holder, be converted into ordinary shares at the price of any future financing conducted by Amarin before 2009.

The financial statements have been prepared on the going concern basis.  As of December 9, 2004, on the basis of forecast cash flows, including forecast cash flows for Laxdale Limited (the neuroscience development company acquired by Amarin in October 2004), Amarin has sufficient cash to fund the group’s operating activities, including the planned phase III trials for Miraxion in Huntington’s disease, through the summer of 2005.  Amarin intends to obtain additional funding through earning license fees from partnering its drug development pipeline and/or completing further equity-based financings in the forthcoming year.  There is no assurance that Amarin’s efforts to raise additional funding will be successful.  If efforts are unsuccessful, there is uncertainty as to whether Amarin will be able to fund its operations on an ongoing basis.  The financial statements do not include any adjustments that might be necessary should Amarin be unable to continue as a going concern. Whilst the directors are presently uncertain as to the outcome of the matters mentioned above, they believe that sufficient funding will be made available to the company to meet its ongoing working capital requirements.  Accordingly the directors of the Company believe it is appropriate to prepare the financial statements on a going concern basis.

(b) Reporting currency

On 1 January 2003, the functional and reporting currency was changed to US dollars from pounds sterling. The comparative financial data included in these financial statements, which have historically been reported in pounds sterling, have been recalculated as if converted to US dollars at the 31 December 2002 closing exchange rate of $1.6099 to £1.

2.Principal accounting policies

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

Total remuneration of directors (including benefits in kind) includes amounts paid to:

Highest paid director

	2003	2002	2001
	$’000	$’000	$’000
Aggregate emoluments	581	827	897
Company pension contributions to money purchase schemes	30	35	29
	611	862	926

8.             Employee information

The average monthly number of persons (including executive directors) employed by the Group during the year was:

	2003 Number	2002 Number	2001 Number
Marketing and administration	50	58	30
Clinical and registration	5	6	7
Research and development	20	24	29
Computing	2	2	2
Laboratory	13	16	16
	90	106	84

	2003	2002	2001
	$’000	$’000	$’000
Staff costs (for the above persons):
Wages and salaries	9,366	8,671	5,617
Social security costs	1,023	1,695	787
Other pension costs	160	375	250
	10,549	10,741	6,654

9.             Profit/(loss) on disposal of discontinued operations

	2003	2002	2001
	$’000	$’000	$’000
(Loss) on disposal of South American transdermal business	—	—	(1,439)
Profit on sale Gacell Holdings AB and Amarin Development (Sweden) AB	13,076	—	—
	13,076	—	(1,439)

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

Warrants in shares of Amarin Corporation plc

At 31 December 2003, warrants have been granted over ordinary shares as follows:

Number of warrants outstanding	Note	Date warrant granted	Exercise price per ordinary share
Restated*
30,000	1	20 July 1999	US$	8.00
313,234	2	27 January 2003	US$	3.48
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

Zelapar

In May 2001 we paid a non-refundable option fee of $100,000 to acquire the US rights to Zelapar from Elan (the “Zelapar Agreement”). The option to acquire the US rights to Zelapar was exercisable at any time up to 30 days after FDA approval of the NDA for Zelapar. The Zelapar Agreement required us to make four milestone payments of up to $42,500,000  plus running royalties based on a percentage of net sales of Zelapar in the US for the first eight years following exercise. Elan were obliged at this time to pay all research and development costs including filing costs for an NDA up to and including approval of the NDA by the FDA.

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

Summary of material adjustments to net (loss) and shareholders’ (deficit)/equity

1.             Net (loss)

	Note	Year Ended 31 December 2003	Year Ended 31 December 2002	Year ended 31 December 2001
		$’000	$’000	$’000
Net (loss) in accordance with UK GAAP		(19,224)	(37,047)	(5,264)
Adjustment for functional currency	B	—	2,442	553
Adjustment for (loss) on securities available-for-sale	C	9	14	(8)
Adjustment for stock-based compensation and National Insurance	F	(50)	1,676	(1,589)
Adjustment for treatment of intangible fixed asset	K	576	832	657
Adjustment for revenue recognition	L	—	113	97
Gain on renegotiation of related party liability	M	(7,500)	—	—
Imputed interest on non-interest bearing debt	N	(449)	(467)	(431)
Accrual for PPA returns	O	—	—	541
Reversal of transdermal accrual	P	—	(375)	—
Adjustment for revenue recognition	R	348	(348)	—
Adjustment to Permax purchase consideration	S	(2,146)	2,146	—
Net loss as adjusted to US GAAP		(28,436)	(31,014)	(5,444)

	$	$	$
US GAAP net (loss) per ordinary share (assuming dilution)	(1.66)	(3.34)	(0.76	)*
US GAAP net (loss) per ordinary share (basic)	(1.66)	(3.34)	(0.76	)*

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

Previously the discontinued operations within the Consolidated Profit and Loss Account only included residual items from the sale of the South American Transdermal Patch business and the activity of the Swedish operations which were disposed of during October 2003.  As of 13 December 2004 we have amended our disclosures to reflect Amarin Pharmaceuticals Inc. as discontinued operations.

Set out below are the profit and loss accounts for the years ended 31 December 2003, 2002 and 2001, adjusted for the impact of the change in functional and reporting currency and showing continuing and discontinued operations on the US GAAP basis.  The remaining items shown in Table 1 “Net (loss)” above needs to be added to these profit and loss accounts to arrive at the net loss in accordance with US GAAP. We have updated the table below as of 13 December 2004 to reflect the disposal of our U.S. operations in February 2004. The results of these operations are now classified as discontinued.

	2003	2002	2001
	$'000	$'000	$'000
Turnover	107	106	86
Cost of sales	0	0	0
Gross profit	107	106	86
Operating expenses	(6,200)	(5,726)	(3,902)
Operating loss	(6,093)	(5,620)	(3,816)
Interest receivable and similar income	65	364	789
Interest payable and similar charges	(900)	(2,194)	(427)
Loss from continuing operations before income taxes	(6,928)	(7,450)	(3,454)
Income taxes - credit/(charge)	7,320	(3,297)	(623)
Net income/(loss) from continuing operations	392	(10,747)	(4,077)

Loss from discontinued operations	(32,712)	(24,864)	(406)
Gain/(loss) on disposal of discontinued operations	13,076	1,006	(228)
Net loss from discontinued operations	(19,636)	(23,858)	(634)

Net loss	(19,244)	(34,605)	(4,711)

US GAAP net income/(loss) on continuing activities per ordinary share (assuming dilution)	$0.02	$(1.16)	$(0.57)
US GAAP net income/(loss) on continuing activities per ordinary share (basic)	$0.02	$(1.16)	$(0.57)

US GAAP net (loss) on discontinued activities per ordinary share (assuming dilution)	$(1.15)	$(2.57)	$(0.09)
US GAAP net (loss) on discontinued activities per ordinary share (basic)	$(1.15)	$(2.57)	$(0.09)

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

As of 13 December 2004 we have amended our disclosures to reflect Amarin Pharmaceuticals Inc. as discontinued operations.

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

41. Subsequent Events

The following summarizes recent material events relating to the Group’s business, including material changes in the Group’s affairs that have occurred since March 31, 2004.

Laxdale Acquisition

On October 8, 2004 the Company closed an acquisition of the entire issued share capital of Laxdale Limited (Laxdale), a privately owned neuroscience development company based in Stirling, Scotland.  The purchase price for the acquisition of Laxdale comprises an initial consideration of 3.5 million ADSs representing 3.5 million ordinary shares of 5p each in the capital of the Company and certain success based milestone payments described below, payable on a pro rata basis to the shareholders of Laxdale.  As a result of this transaction Laxdale has become a wholly owned subsidiary of the Company.  Accordingly, the Company has assumed Laxdale’s outstanding net liabilities in the amount of approximately GBP£1.3 million ($2.4 million), which includes debt obligations in the amount of GBP£1 million ($1.8 million) to the Company.  Additionally the Company, as Laxdale’s parent company, has responsibility and potentially liability on a consolidated basis for Laxdale’s obligations under its existing contracts. Laxdale’s material contracts include certain licenses of marketing rights to Miraxion, and/or related intellectual property, for Huntington’s disease in Europe and Japan. These licenses include obligations upon Laxdale to fund and manage clinical trails. A range of royalties and further success based milestones are payable to Laxdale by its licensees upon approval and sale of a product pursuant to such licenses.

Pursuant to the Laxdale share purchase agreement further success-related milestones will be payable as follows:

•              On receipt of a marketing approval in each of the U.S. and/or Europe for the first indication of any product containing Laxdale intellectual property, the Company must make a stock or cash payment (at the sellers’ sole option) of GBP£7.5 million for each of such two potential market approvals (i.e. GBP£15.0 million maximum); and

•              On receipt of a marketing approval in each of the U.S. and/or Europe for any other product using Laxdale intellectual property or for a different indication of a previously approved product, the Company must make a stock or cash payment (at the sellers’ sole option) of GBP£5 million for each of such two potential market approvals (i.e. GBP£10 million maximum).

Under the share purchase agreement, the Company has received certain warranties from Belsay Limited (Belsay), the principal shareholder of Laxdale, which are enforceable for a period of 15 months following the closing of the transaction. The liability of Belsay Limited under the warranties is secured by an arrangement whereby the 2,625,000 initial shares issued by us to Belsay (comprising 75% of the aggregate of 3.5 million initial shares issued to the shareholders of Laxdale) are placed in escrow. Belsay has the right to sell the escrowed shares, but it will be entitled to receive only 10 percent of the cash proceeds from such sales, and the balance will be held in escrow and will not be released to Belsay during the 15-month warranty period except to the extent the escrow account has in excess of $3.5 million of cash.   If Belsay becomes obligated to indemnify the Company for any claims arising under the share purchase agreement, the Company is entitled to withdraw from the escrow account either cash or shares having a value equal to the amount of the claim. However, the Company may be legally restricted from selling the shares in escrow and therefore, to the extent there is insufficient cash in the escrow account the Company may not have any means of generating cash to offset liabilities resulting from any breach.

The escrow arrangements permit a graduated sale of the initial shares issued to Belsay in accordance with the following:

Time period from closing of transaction	No of shares Belsay can sell*
0-90 days	Up to a net proceeds level of $100,000**
90-180 days	643,125
180-270 days	1,285,250
270-360 days	1,929,375

*   on a cumulative basis assuming no sales in previous periods, and subject to restrictions on transfer imposed under U.S. securities laws.

** sales are permitted during this period only to the extent the proceeds are used to defray Belsay’s legal expenses relating to the transaction.

Prior to the closing of the Laxdale acquisition, Laxdale drew down approximately GBP£1.0 million under a loan facility that the Company provided. This loan bears interest calculated at the Bank of Scotland’s base rate plus 3 percent.  As of September 30, 2004 the entire principal amount of the loan and all accrued interest thereon became repayable at any time within thirty days of written demand by us, in pounds sterling in immediately available funds, without any set-off, counterclaim, withholding or deduction for any reason whatsoever by Laxdale except as required by law. This Loan is secured by a floating charge against Laxdale’s assets. This funding was provided in four installments in June, July and August 2004 to enable Laxdale to continue operating its business, as Laxdale would otherwise have been unable to pay its obligations as they came due.

Pursuant to the Laxdale share purchase agreement, the Company has agreed to use reasonable commercial efforts to (i) continue the Phase III trial for Miraxion in Huntington’s disease and, upon successful completion thereof, pursue FDA approval for such indication, (ii) pursue approval of Miraxion in Europe for the treatment of Huntington’s disease and (iii) conduct development activities and pursue U.S. and European approvals for indications other than Huntington’s disease.  Reasonable commercial efforts are defined in the share purchase agreement as efforts consistent with industry practice for the development of products of similar performance and potential.  However, the Company is not required to pursue development efforts for Huntington’s disease or other indications if the Company’s board of directors reasonably determines in good faith that it is not commercially or scientifically viable to do so or that it is not appropriate to continue development due to patient safety concerns.

In connection with the acquisition of Laxdale the Company has agreed to use its reasonable commercial efforts to file a registration statement in respect of the initial 3.5 million ordinary shares issued to the shareholders of Laxdale and a portion of the contingent shares issuable post closing.  The registration statement will be filed to satisfy its obligations to the former Laxdale shareholders (as well as to the other selling shareholders). The Company has agreed to use commercially reasonable efforts to maintain such registration statement in effect through March 30, 2006. The Company has also agreed to use reasonable commercial efforts to file registration statements in respect of the contingent shares to be issued upon any of the success milestones, each of which is subject to the acceptance of a New Drug Application (NDA) by a relevant regulatory authority. Such registration statements must be filed within 90 days after NDA acceptance if fast track status has been granted and otherwise within 270 days after NDA acceptance. The Company has agreed to use commercially reasonable efforts to maintain any such subsequent registration statement in effect for one year after the effective date thereof.  In addition, the sellers have the right (exercisable only once) to include their unsold securities in any registration statement filed by the Company for its own account or on behalf of other selling shareholders.

In conjunction with the Company’s acquisition of Laxdale, Laxdale has entered into re-negotiated cross-licensing agreements with Scarista Limited (Scarista) which provide Laxdale with rights to specified intellectual property covering the United States, Canada, the European Union and Japan.  Scarista has granted a license to Laxdale pursuant to which Laxdale has the exclusive right to use certain of Scarista’s intellectual property (including intellectual property for the use of Miraxion in drug-resistant depression) within a field of use encompassing all psychiatric and central nervous system disorders, and within the territories of the United States, Canada, the European Union and Japan.

As part of such re-negotiation Scarista is entitled to receive reduced royalty payments of 5% on all net sales by Laxdale of products utilising such Scarista intellectual property. In consideration of Scarista entering into these agreements and the reduction of Scarista’s royalty from 15% to 5%, Laxdale has paid a signing fee of £500,000 to Scarista.  The Scarista intellectual property licensed to Laxdale is material to the Company’s development efforts with respect to Miraxion.  In addition, Laxdale has granted a license to Scarista pursuant to which Scarista has the exclusive right to use certain of Laxdale’s intellectual property (including intellectual property for the use of Miraxion in Huntington’s disease) within a field of use encompassing all psychiatric and central nervous system disorders, and on a worldwide basis in all territories other than the United States, Canada, the European Union and Japan.  Laxdale is entitled to receive royalty payments of 5% on all net sales by Scarista or its licensees of products utilising such Laxdale intellectual property. Under each of these license agreements royalties are payable until the latest to occur of (i) the expiration of the last patent relating to any product using the licensed technology, (ii) the expiration of regulatory exclusivity with respect to any product using the licensed technology or (iii) the date on which the licensed technology ceases to be secret and substantial in a given territory.  Upon the termination of royalty payment obligations with respect to any product, the licensee will thereafter have a fully paid up, royalty free, non-exclusive license to continue using the licensed technology in respect of such product.

Miraxion has been partnered for Huntington’s disease in the majority of the major European Union markets. Additionally, Laxdale has licensed out the right to develop, use and sell products incorporating certain of its intellectual property in Japan for the treatment of certain central nervous system disorders (including Huntington’s disease, schizophrenia and depression).

Private Placement

In October 2004 the Company completed a private placement of 13,474,945 ordinary shares to accredited investors consisting of new and existing shareholders and management.  Gross proceeds to the Company were $12.775 million.  The purchase price was $0.947 per share based on the average closing price of the Company’s ADSs on the Nasdaq SmallCap Market for the ten trading days ended October 6, 2004; however, management investors paid a purchase price of $1.04 per share based on the average closing price of the Company ADSs on the Nasdaq SmallCap Market for the five trading days ended October 6, 2004.

Purchase of Elan Debt and Equity by the Company’s Chairman

On September 30, 2004 Amarin Investment Holding Limited, an entity controlled by the Company’s Chairman, Mr. Thomas Lynch, declared an interest to the Company in the following securities in the Company following their purchase from Elan Corporation plc and its affiliated companies:

•     4,653,819 ADSs;

•     Warrants to subscribe for 500,000 Ordinary Shares at an exercise price of US$1.90 per share; and

•     US$5 million in aggregate principal amount of Secured Loan Notes (the “Loan Notes”) due 2009, issued pursuant to a loan note instrument dated February 25, 2004.

The Board of Directors of the Company reviewed and approved this transaction after consultation with certain of its advisors.

Conversion of Debt

Following its acquisition of equity and debt securities of the Company from Elan Corporation plc, Amarin Investment Holding Limited converted $3 million of the $5 million in principal amount of loan notes acquired by it into ordinary shares of the Company. The debt was converted at a price of $1.104 per share. This transaction was reviewed by the Company’s audit committee and approved by the Company’s disinterested directors.  The shares issued pursuant to such debt conversion are subject to a lockup agreement restricting their sale for a period of six months from October 8, 2004.

The remaining $2 million in principal amount of the loan notes is payable in January 2009, and interest thereon accrues at the rate of 8% per annum and is payable on a semi-annual basis.  Amarin Investment Holding Limited can, at its option, convert such remaining principal amount into ordinary shares at the offering price established by the Company pursuant to any equity financing in excess of $5 million that the Company may conduct in the future, subject to the review of the Company’s audit committee and approval of the Company’s disinterested directors.

Compliance with Nasdaq Listing Requirements

In August 2004 Nasdaq informed the Company that, based on financial results for the six-months ended June 30, 2004, it did not comply with the minimum shareholders’ equity threshold of $2.5 million as set forth in Marketplace Rule 4310(c)(2)(B). On October 13, 2004 Nasdaq advised the Company of its determination that, based on the completion of the Company’s private placement and debt conversion (as described above), it had re-established compliance with the shareholders’ equity requirement. However, Nasdaq will continue to monitor its ongoing compliance with the shareholders’ equity requirement and other listing requirements.

Valeant Settlement

In February 2004 the Company sold its U.S. subsidiary, Amarin Pharmaceuticals, Inc (API), and certain assets to Valeant Pharmaceuticals International (Valeant). The asset purchase agreement for the transaction provided for a purchase price adjustment based on variations between a pro forma balance sheet agreed between the parties and a closing date balance sheet to be prepared after the closing. Subsequent to the closing of the sale, one of API’s wholesalers advised that it was holding approximately US$6 million of product inventory that it had not previously discovered. The Company and Valeant disputed the impact of such inventory on the closing date balance sheet and the respective parties’ responsibility for incremental wholesaler inventory.

On September 27, 2004, the Company signed a settlement agreement with Valeant in respect of this dispute in full and final settlement of all such matters between Valeant and the Company. Pursuant to this settlement agreement the Company has agreed to forego part of the contingent milestones payable by Valeant to the Company due under the asset purchase agreement, namely the entire $5 million contingent milestone payable on FDA approval of Zelapar and $1 million of the $3 million contingent milestone previously due when the remaining safety studies are successfully completed.  Also, Valeant has agreed that the Company is no longer required to purchase $414,000 of further inventory from wholesalers and the remaining $2 million of the contingent milestone previously due upon successful completion of the remaining Zelapar safety studies has been paid on November 30, 2004 without any such contingency.  Elan Corporation plc (Elan) was entitled to receive $1 million of such $2 million payment as part of the settlement entered into between Elan and the Company on February 25, 2004.

Change of Chief Financial Officer

In May 2004, the Company appointed Alan Cooke as the Company’s new Chief Financial Officer, following the resignation of the Company’s prior CFO Ian Garland.  Prior to joining the Company, Mr. Cooke spent approximately eight years at Elan Corporation, plc, most recently as Vice President, Global Strategic Planning.  Mr. Cooke is a member of the Institute of Chartered Accountants (Ireland) and trained at KPMG, Dublin.  Mr. Cooke is also a member of the Company’s board of directors.

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

4.33	Amended and Restated Option Agreement dated August 4, 2003 between the Company and Elan Pharma International Limited*(11)
4.34	Deed of Variation No. 2, dated August 4, 2003, to the Amended and Restated Distribution, Marketing and Option Agreement between Elan Pharmaceuticals, Inc. and the Company*(11)
4.35	Deed of Variation No. 4, dated August 4, 2003, to Loan Agreement between the Company and Elan Pharma International Limited*(11)
4.36	Amendment Agreement No. 1, dated August 4, 2003, to Amended and Restated Asset Purchase Agreement among Elan International Services, Ltd., Elan Pharmaceuticals, Inc. and the Company*(11)
4.37	Warrant dated February 25, 2004 issued by the Company in favor of the Warrant Holders named therein*
4.38	Amendment Agreement dated December 23, 2003, between Elan Corporation plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Company*(11)
4.39	Bridging Loan Agreement dated December 23, 2003 between the Company and Elan Pharmaceuticals, Inc. *(11)
4.40	Agreement dated December 23, 2003 between the Company and Elan Pharma International Limited, amending the Amended and Restated Option Agreement dated August 4, 2003*(11)
4.41	Inventory Buy Back Agreement dated March 18, 2004 between the Company and Swiftwater Group LLC*†

8.1	Subsidiaries of the Company*
11.1	Code of Ethics*
12.1	Certification of Richard A. B. Stewart required by Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
12.2	Certification of Alan Cooke required by Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
13.1	Certification of Richard A. B. Stewart required by Section 1350 of Chapter 63 of Title 18 of the United States Code , as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certification of Alan Cooke required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
14.1	Consent of PricewaterhouseCoopers LLP**

*	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Securities and Exchange Commission on March 31, 2004.

**	Filed herewith

†	Confidential treatment was granted (the confidential portions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission)

(1)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-1, File No. 33-58160, filed with the Securities and Exchange Commission on February 11, 1993.

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