Form 20-F
period 2004-12-31
AMARIN CORP PLC\UK
filed 2005-04-04
CIK 897448

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM TO

Commission file number 0-21392

AMARIN CORPORATION PLC

(Exact Name of Registrant as Specified in Its Charter)

England and Wales
(Jurisdiction of Incorporation or Organization)

7 Curzon Street
London W1J 5HG
England
(Address of Principal Executive Offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange On Which Registered
None

None

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

American Depositary Shares, each representing one Ordinary Share
Ordinary Shares, 5 pence par value per share

(Title of Class)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

37,632,123 Ordinary Shares, 5 pence par value per share

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

ITEM 17  ☐     ITEM 18  ☒

INTRODUCTION

This report comprises the annual report to shareholders of Amarin Corporation plc (NASDAQSC: AMRN) and its annual report on Form 20-F in accordance with the requirements of the United States Securities and Exchange Commission, or SEC, for the year ended December 31, 2004.

As used in this annual report, unless the context otherwise indicates, the terms “Company”, “Amarin”, “we”, “us” and “our” refer to Amarin Corporation plc and its wholly owned subsidiary companies. Additionally, Amarin Pharmaceuticals, Inc., our former US subsidiary may be referred to in this annual report as “API”, and Amarin Development (Sweden) AB, our former Swedish subsidiary may be referred to in this annual report as “Amarin Development AB” or “ADAB”.  Elan Corporation plc or its affiliates, a former related party, may be referred to in this annual report as “Elan”. Laxdale Limited, a company which we acquired in October 2004 and is now known as Amarin Neuroscience Limited, may be referred to herein as “Amarin Neuroscience” or “Laxdale.”

Also, as used in this annual report, unless the context otherwise indicates, the term “Ordinary Shares” refers to our Ordinary Shares, par value 5 pence per share, and the term “Preference Shares” refers to our 3% cumulative convertible preference shares, par value £1.00 per share. There are currently no Preference Shares outstanding. Unless otherwise specified, all shares and share related information (such as per share information and share price information) in this annual report have been adjusted to give effect, retroactively, to our ten-for-one Ordinary Share consolidation effective on July 17, 2002 whereby ten ordinary shares of 10p each became one Ordinary Share of £1.00 each and to the subsequent sub-division and conversion of each issued and outstanding Ordinary Share of £1.00 each on June 21, 2004 into one ordinary share of 5 pence and one deferred share of 95 pence (and the subsequent purchase by the Company and cancellation of all such deferred shares) and each of the authorized but unissued ordinary shares of £1 each in the capital of the Company into 20 ordinary shares of 5 pence each.

In this annual report, references to “pounds sterling,” “£” or “GBP£” are to UK currency and references to “US dollars”, “$” or “US$” are to US currency.

This annual report contains trademarks, tradenames or registered marks owned by Amarin or by other entities, including:

•    Miraxion (TM) which is registered in the name of our subsidiary Amarin Neuroscience Limited;

•                  Phrenilin (R), Bontril (TM) and Motofen (R), which were registered in or used by us or our former affiliates;

•                  Permax (R), which during the fiscal year covered by this report was registered in Eli Lilly and Company or its affiliates, which we may refer to in this annual report as “Lilly”;

•                  Zelapar (TM), which is registered in Valeant Pharmaceuticals; and

•                  Moraxen (TM), which is registered in CeNeS Limited or its affiliates which we may refer to in this annual report as “CeNeS”.

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

Forward-looking statements are subject to risks and uncertainties, certain of which are beyond our control. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the factors described in Item 3 “Key Information — Risk Factors.” Some, but not all, of these factors are:

•                            We have a history of losses, and we may continue to generate losses in the foreseeable future;

•                            Our historical financial results do not form an accurate basis for assessing our current business;

•                            We may have to issue additional equity leading to shareholder dilution;

•                            If we cannot find additional capital resources, we will have difficulty in operating as a going concern and growing our business;

•                            We may be dependent upon the success of a limited range of products;

•                            Our ability to generate revenues depends on obtaining regulatory approvals for products from our development pipeline; and

•                            The loss of any key management or qualified personnel could disrupt our business.

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

Item 2  Offer Statistics and Expected Timetable

Not applicable.

Item 3  Key Information

A.             Selected Financial Data

General

The following table presents selected historical consolidated financial data. The selected historical consolidated financial data as of December 31, 2002, 2003 and 2004 and for each of the three years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements beginning on page F-1 of this annual report, which have been audited by PricewaterhouseCoopers LLP, chartered accountants and registered auditors, for the years ended December 31, 2002, 2003 and 2004. The selected historical consolidated financial data as of December 31, 2001 and 2000 and for the years then ended has been derived from our audited historical financial statements which are not included in these financial statements.

Unless otherwise specified, all references in this annual report to “fiscal year” or “year” of Amarin refer to a twelve-month financial period ended December 31. We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the UK, which we refer to as “UK GAAP” and which differ in certain significant aspects from generally accepted accounting principles in the US, which we refer to as “US GAAP”.  These differences have a material effect on net income/(loss) and the composition of shareholders’ equity. A detailed analysis of these differences can be found in Note 41 to the consolidated financial statements beginning on page F-1 of this annual report. Note 41 to our consolidated financial statements also provides a reconciliation of our consolidated financial statements to US GAAP.

During 2002 our Ordinary Shares were consolidated on a ten-for-one basis. Concurrently, we amended the terms of our American Depositary Shares, or ADSs, to provide that each ADS would represent one Ordinary Share. Previously each ADS had represented ten ordinary shares of 10p each. The new conversion ratio has been reflected in all years in the weighted average share numbers shown in the consolidated statement of operations data below.  In June 2004 we converted each of our £1 Ordinary Shares into one Ordinary Share of 5 pence and one deferred share of 95 pence (with such deferred shares having been subsequently cancelled).  This share conversion in 2004 did not effect the ratio as between our Ordinary Shares and our ADS’s but is recorded below in the year 2004.

Selected Consolidated Financial Data

(In US $, thousands, except for per share and number of shares information)

	Years ended December 31
	2000	2001	2002	2003	2004
	(in US $, thousands except per share data and number of shares information)
Statement of Operations Data – UK GAAP
Net sales revenues	28,236	63,031	65,441	7,365	1,017
Total income/(loss) from operations	4,712	(4,876)	(32,630)	(38,821)	(11,092)
(Loss) from continuing operations	(3,709)	(4,358)	(6,130)	(6,200)	(9,927)
Net income/(loss)	2,737	(5,264)	(37,047)	(19,224)	4,012
(Loss) from continuing operations per Ordinary Share (basic)	(0.91)	(0.60)	(0.66)	(0.36)	(0.44)
Net income/(loss) per Ordinary Share (basic)	0.69	(0.74)	(4.00)	(1.13)	0.21
Net income/(loss) per Ordinary Share (diluted)	0.32	(0.74)	(4.00)	(1.13)	0.21

Amounts in accordance with US GAAP
Operating (loss)	(1,498)	(3,230)	(28,571)	(25,841)	(67,182)
Net (loss)	(4,840)	(5,444)	(31,014)	(28,436)	(67,202)
Net (loss) per Ordinary Share (basic)	(1.22)	(0.76)	(3.34)	(1.66)	(2.99)
Net (loss) per Ordinary Share (diluted)	(1.22)	(0.76)	(3.34)	(1.66)	(2.99)
Weighted average shares (basic) (thousands)	3,953	7,125	9,297	17,093	22,511
Weighted average shares (diluted) (thousands)	8,609	12,035	11,896	17,440	22,511

Consolidated balance sheet data
Amounts in accordance with UK GAAP

Working capital assets/(liabilities)	21,550	(13,400)	(19,306)	(39,128)	8,651
Total assets	57,155	100,597	97,438	47,377	23,721
Long term obligations	(13,876)	(8,391)	(36,743)	—	(2,687)
Capital stock (ordinary shares)	10,970	12,354	15,838	29,088	3,206
Total shareholders’ equity/(deficit)	33,560	32,797	(6,208)	(6,348)	16,693

Number of ordinary shares in issue (thousands)	68,146	76,764	9,838	17,940	37,632
Denomination of each ordinary share	£0.10	£0.10	£1.00	£1.00	£0.05
Number of £1 3% cumulative preference shares in issue (thousands)	4,130	4,130	2,000	—	—

Amounts in accordance with US GAAP

Working capital assets/(liabilities)	19,992	(12,082)	(19,742)	(39,183)	8,637
Total assets	42,777	85,688	91,755	43,173	13,423
Long term obligations/deferred credit	(9,645)	(6,559)	(39,388)	—	(43,640)
Capital stock (ordinary shares)	10,177	11,139	15,838	29,088	3,206
Total shareholders’ equity/(deficit)	25,963	25,090	(8,724)	(10,552)	(34,593)

Number of ordinary shares in issue (thousands)	68,146	76,764	9,838	17,940	37,632
Denomination of each ordinary share	£0.10	£0.10	£1.00	£1.00	£0.05
Number of £1 3% cumulative preference shares in issue (thousands)	4,130	4,130	2,000	—	—

Exchange Rates

We changed our functional currency on January 1, 2003 to US dollars to reflect the fact that the majority of our transactions, assets and liabilities were denominated in that currency. Consequently, all data provided in this annual report is in US dollars for 2003 and comparative information for prior years has been restated into US dollars. Under UK GAAP this restatement of all historical pound sterling amounts has been at an exchange rate of £1 to $1.6099, being the mid point rate on December 31, 2002. Under US GAAP the historical pound sterling amounts have been restated using the weighted average rate for the income statement and applicable closing rate for the balance sheet, including in the table above.

As some assets, liabilities and transactions are still denominated in pounds sterling the rate of exchange between pounds sterling and the US dollar, which is determined by supply and demand in the foreign exchange markets and affected by numerous factors, continues to impact our financial results. Fluctuations in the exchange rate between the US dollar and the pound sterling may affect any earnings or losses reported by us and the book value of our shareholders’ equity as expressed in US dollars and pounds sterling, and consequently may affect the market price for our ADSs.

The following table sets forth, for the periods indicated, the average of the noon buying rate on the last day of each month during the relevant period as announced by the Federal Reserve Bank of New York for pounds sterling expressed in US dollars per pound sterling:

Fiscal Period	Average Noon Buying Rate
(US dollars/ pound sterling)
12 months ended December 31, 2000	1.5170
12 months ended December 31, 2001	1.4543
12 months ended December 31, 2002	1.5093
12 months ended December 31, 2003	1.6450
12 months ended December 31, 2004	1.8356

The following table sets forth, for each of the last six months, the high and low noon buying rate during each month as announced by the Federal Reserve Bank of New York for pounds sterling expressed in US dollars per pound sterling:

Month	High Noon Buying Rate	Low Noon Buying Rate
	(US dollars/ pound sterling)	(US dollars/ pound sterling)
September 2004	1.8105	1.7733
October 2004	1.8404	1.7790
November 2004	1.9073	1.8323
December 2004	1.9482	1.9125
January 2005	1.9058	1.8647
February 2005	1.9249	1.8570

The noon buying rate as of March 31, 2005 was 1.888 US dollars per pound sterling.

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

We have not been profitable in three of the last five fiscal years. For the fiscal years ended December 31, 2000, 2001, 2002, 2003, and 2004 we reported profits/(losses) of approximately $2.7 million, $(5.3) million, $(37.0) million, $(19.2) million and $4.0 million respectively under UK GAAP. Unless and until marketing approval is obtained from either the U.S. Food and Drug Administration (FDA) or European Medicines Evaluation Agency (“EMEA”) for our principal product, Miraxion, or we are otherwise able to acquire rights to products that have received regulatory approval or are at an advanced stage of development and can be readily commercialized, we may not be able to generate revenues in future periods and we may not be able to attain profitability.

By February 2004, we had divested a majority of our assets. Although we subsequently acquired Amarin Neuroscience Limited and its leased facility in Stirling, Scotland on October 8, 2004, we continue to have limited operations, assets and financial resources. As a result, we currently have no marketable products or other source of revenues. All of our current products including Miraxion, our principal product, are in the development stage. The development of pharmaceutical products is a capital intensive business. Therefore, we expect to incur expenses without corresponding revenues at least until we are able to obtain regulatory approval and sell our future products in significant quantities. This may result in net operating losses, which will increase continuously until we can generate an acceptable level of revenues, which we may not ever attain. Further, even if we do achieve operating revenues, there can be no assurance that such revenues will be sufficient to fund continuing operations. Therefore we cannot predict with certainty whether we will ever be able to achieve profitability.

In addition to advancing our existing development pipeline we also intend to acquire rights to additional products. However, we may not ever be successful in doing so. We may need to raise additional capital before we can acquire any products. There is also a risk that Miraxion or any other development stage products we may acquire will not be approved by the FDA or regulatory authorities in other countries on a timely basis or at all. The inability to obtain such approvals would adversely affect our ability to generate revenues.

The likelihood of success of our business plan must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding early stage businesses and the competitive environment in which we operate.

Our historical financial results do not form an accurate basis for assessing our current business.

As a consequence of the divestiture of a majority of our business and assets during 2003 and early 2004, our financial results for 2003 and prior periods do not form an accurate basis upon which investors should base an assessment of our business and prospects. Prior to such divestiture, our business was primarily the sale of marketable products in the U.S, the out-licensing of our proprietary technologies, and research and development activities. Following the acquisition of Amarin Neuroscience, we are now focused on the research, development and commercialization of novel drugs for the central nervous system (“CNS”). Accordingly, our historical financial results reflect a substantially different business from that currently being conducted.

We may have to issue additional equity leading to shareholder dilution.

We are committed to issue equity to the former shareholders of Amarin Neuroscience upon the successful achievement of specified milestones for the Miraxion development program (subject to such shareholders’ right to choose cash payment in lieu of equity). See “Recent Developments—Laxdale Acquisition.” We also have outstanding warrants to purchase 500,000 ordinary shares, which were originally acquired by Elan Corporation plc as part of a debt re-negotiation and were subsequently sold by Elan to Amarin Investment Holding Limited, an entity controlled by Thomas G. Lynch, our Chairman. Additionally, in pursuing our growth strategy we will either need to issue new equity as consideration for the acquisition of products, or to otherwise raise new finance, in which case equity, convertible equity or debt instruments may be issued. The creation of new shares would lead to dilution of the current shareholder base.

If we cannot find additional capital resources, we will have difficulty in operating as a going concern and growing our business.

As of March 31, 2005 and on the basis of forecast cash flows, we have sufficient cash to fund the group’s operating activities, including the commencement of planned phase III trials for Miraxion in Huntington’s disease, through the end of the summer of 2005. We intend to obtain additional funding through earning license fees from partnering our drug development pipeline and/or completing further equity-based financings in the forthcoming year. There is no assurance however that our efforts to obtain additional funding will be successful. If efforts are unsuccessful, there is uncertainty as to whether we will be able to fund our operations on an ongoing basis. We will also require further capital investment in the future to implement our long-term growth strategy of acquiring additional development stage and/or marketable products, recruiting clinical, regulatory and sales and marketing personnel, and growing our business. Depending on market conditions and our ability to maintain financial stability, we may not have access to additional capital on reasonable terms or at all. Any inability to obtain additional financing when needed would adversely affect our ability to sustain and to grow our business.

We may be dependent upon the success of a limited range of products.

At present we are substantially reliant upon the success of our principal product, Miraxion. If development efforts for this product are not successful in either Huntington’s disease (“HD”) or depression, or if adequate demand for this product is not generated should FDA approval be obtained, our business will be materially and adversely affected. Although we intend to bring additional products forward from our research and development efforts and to acquire additional products, even if we are successful in doing so the range of products we will be able to commercialize may be limited, given our financial resources. This could restrict our ability to respond to adverse business conditions. If we are not successful in developing Miraxion for HD or depression or any future product, or if there is not adequate demand for any such product or the market for such product develops less rapidly than we anticipate, we may not have the capability to shift our resources to the development of alternative products. As a result, the limited range of products we intend to develop could constrain our ability to generate revenues and achieve profitability.

Our ability to generate revenues depends on obtaining regulatory approvals for Miraxion.

Miraxion, which is in Phase III development for Huntington’s disease and Phase II development for treatment-unresponsive depression, is currently our only product in late-stage development. In order to successfully commercialize Miraxion, we will be required to conduct all tests and clinical trials needed in order to meet regulatory requirements, to obtain applicable regulatory approvals, and to prosecute patent applications. The costs of developing and obtaining regulatory approvals for pharmaceutical products can be substantial. It is our intent to conduct two Phase III studies to support a possible new drug application or “NDA” for Miraxion for the treatment of Huntington’s disease. This decision is consistent with the approval process of new drug products for neurological diseases, and reflects the fact that statistical significance was not achieved in the entire study patient population in the first Phase III study. Our ability to commercialize Miraxion for this indication is dependent upon the success of these development efforts. If such clinical trials fail to produce satisfactory results, or if we are unable to maintain the financial and operational capability to complete these development efforts, we may not ever be able to generate revenues from Miraxion. Even if we obtain regulatory approvals, the timing or scope of any approvals may prohibit or reduce our ability to commercialize Miraxion successfully. For example, if the approval process takes too long we may miss market opportunities and give other companies the ability to develop competing products. Additionally, the terms of any approvals may not have the scope or breadth needed for us to commercialize Miraxion successfully.

We may not be successful in developing or marketing future products if we cannot meet extensive regulatory requirements for quality, safety and efficacy promulgated by the FDA and other regulatory agencies.

Our long-term strategy involves the development of products we may acquire from third parties. The success of these efforts is dependent in part upon the ability of the products to meet and to continue to meet regulatory requirements in the jurisdictions where we ultimately intend to sell such products. The development, manufacture and marketing of pharmaceutical products are subject to extensive regulation by governmental authorities in the U.S., the European Union, Japan and elsewhere. In the U.S., the FDA generally requires pre-clinical testing and clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before its introduction into the market. Regulatory authorities in other jurisdictions impose similar requirements. The process of obtaining regulatory approvals is lengthy and expensive and the issuance of such approvals is uncertain. The commencement and rate of completion of clinical trials may be delayed by many factors, including:

•                  the inability to manufacture sufficient quantities of qualified materials under current manufacturing practices for use in clinical trials;

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

Even if we obtain positive results from early stage pre-clinical or clinical trials, we may not achieve the same success in future trials. Clinical trials may not demonstrate statistically sufficient safety and effectiveness to obtain the requisite regulatory approvals for product candidates. The failure of clinical trials to demonstrate safety and effectiveness for our desired indications could harm the development of that product candidate as well as other product candidates, and our business and results of operations would suffer.

Any approvals that are obtained may be limited in scope, or may be accompanied by burdensome post-approval study or other requirements. This could adversely affect our ability to earn revenues from the sale of such products. Even in circumstances where products are approved by a regulatory body for sale, the regulatory or legal requirements may change over time, or new safety or efficacy information may be identified concerning a product, which may lead to the withdrawal of a product from the market. Additionally, even after approval, a marketed drug and its manufacturer are subject to continual review. The discovery of previously unknown problems with a product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market, which would have a negative impact on our potential revenue stream.

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

Advertising and promotional materials must comply with FDA rules in addition to other potentially applicable federal and local laws in the U.S. and in other countries. In the U.S., the distribution of product samples to physicians must comply with the requirements of the U.S. Prescription Drug Marketing Act. Manufacturing facilities remain subject to FDA inspection and must continue to adhere to the FDA’s current good manufacturing practice requirements. Application holders must obtain FDA approval for product and manufacturing changes, depending on the nature of the change. Sales, marketing, and scientific/educational grant programs must comply with the U.S. Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the U.S. False Claims Act, as amended, and similar state laws. Pricing and rebate programs must comply with the U.S. Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended. If products are made available to authorized users of the U.S. Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to U.S. federal and state consumer protection and unfair competition laws. Similar requirements exist in all of these areas in other countries.

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

Competition in the pharmaceutical industry is intense and is expected to increase. If we are successful in completing the development of Miraxion, we may face competition to the extent other pharmaceutical companies are able to develop products for the treatment of Huntington’s disease or depression. Potential competitors in this market may include companies with greater resources and name recognition than us. Furthermore, to the extent we are able to acquire or develop additional marketable products in the future, such products will compete with a variety of other products within the U.S., possibly including established drugs and major brand names. Competitive factors, including generic competition, could force us to lower prices or could result in reduced sales. In addition, new products developed by others could emerge as competitors to our future products. Products based on new technologies or new drugs could render our products obsolete or uneconomical.

Our potential competitors both in the U.S. and Europe may include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies, and specialized neurology companies. In addition, we may compete with universities and other institutions involved in the development of technologies and products that may be competitive with ours. Many of our competitors will likely have greater resources than us, including financial, product development, marketing, personnel and other resources. Should a competitive product obtain marketing approval prior to Miraxion, this would significantly erode the projected revenue streams for such product.

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

We have no in-house manufacturing capacity and, to the extent we are successful in completing the development of Miraxion and/or acquiring or developing marketable products in the future, we will be obliged to rely upon contract manufacturers to produce our products. We may not be able to enter into manufacturing arrangements on terms that are favorable to us. Moreover, if any future manufacturers should cease doing business with us or experience delays, shortages of supply or excessive demands on their capacity, we may not be able to obtain adequate quantities of product in a timely manner, or at all. Manufacturers are required to comply with current Good Manufacturing Practices regulations promulgated by the FDA. The failure by a future manufacturer to comply with these regulations could affect its ability to provide us with product. Any manufacturing problem or the loss of a contract manufacturer could be disruptive to our operations and result in lost sales.

Additionally, we will be reliant on third parties to supply the raw materials needed to manufacture Miraxion and other potential products. Any reliance on suppliers may involve several risks, including a potential inability to obtain critical materials and reduced control over production costs, delivery schedules, reliability and quality. Any unanticipated disruption to future contract manufacture caused by problems at suppliers could delay shipment of products, increase our cost of goods sold and result in lost sales.

We may not be able to grow our business unless we can acquire and market or in-license new products.

We are pursuing a strategy of product acquisitions and in-licensing in order to supplement our own research and development activity. Our success in this regard will be dependent on our ability to identify other companies that are willing to sell or license product lines to us. We will be competing for these products with other parties, many of whom have substantially greater financial, marketing and sales resources. Even if suitable products are available, depending on competitive conditions we may not be able to acquire rights to additional products on acceptable terms, or at all. Our inability to acquire additional products or successfully introduce new products could have a material adverse effect on our business.

In order to commercialize our future products, we will need to establish a sales and marketing capability.

At present we do not have any sales or marketing capability, since all of our products are currently in the development stage. However if we are successful in obtaining regulatory approval for Miraxion, we intend to directly commercialize this product in the U.S. market. Similarly, to the extent we execute our long-term strategy of expanding our portfolio by developing or acquiring additional marketable products, we intend to directly sell our neurology products in the U.S. In order to market Miraxion and any other new products, we will need to add marketing and sales personnel who have expertise in the pharmaceuticals business. We must also develop the necessary supporting distribution channels. Although we believe we can build the required infrastructure, we may not be successful in doing so if we cannot attract personnel or generate sufficient capital to fund these efforts. Failure to establish a sales force and distribution network in the United States would have a material adverse effect on our ability to grow our business.

The planned expansion of our business may strain our resources.

Our strategy for growth includes potential acquisitions of new products for development and the introduction of these products to the market. Since we currently operate with limited resources, the addition of such new products could require a significant expansion of our operations, including the recruitment, hiring and training of additional personnel, particularly those with a clinical or regulatory background. Any failure to recruit necessary personnel could have a material adverse effect on our business. Additionally, the expansion of our operations and work force could create a strain on our financial and management resources and it may require us to add management personnel.

We may incur potential liabilities relating to discontinued operations or products.

In October 2003 we sold Gacell Holdings AB, the Swedish holding company of Amarin Development AB (“ADAB”), our Swedish drug development subsidiary, to Watson Pharmaceuticals, Inc. In February 2004 we sold our U.S. subsidiary, Amarin Pharmaceuticals Inc., and certain assets to Valeant Pharmaceuticals International. In connection with these transactions, we provided a number of representations and warranties to Valeant and Watson regarding the respective businesses sold to them, and other matters, and we undertook to indemnify Valeant and Watson under certain circumstances for breaches of such representations and warranties. We are not aware of any circumstances which could reasonably be expected to give rise to an indemnification obligation under our agreements with either Valeant or Watson. However, we cannot predict whether matters may arise in the future which were not known to us and which, under the terms of the relevant agreements, could give rise to a claim against us.

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

•                  obtain and maintain patent protection for our current and acquired products;

•                  preserve any trade secrets relating to our current and future products; and

•                  operate without infringing the proprietary rights of third parties.

Although we intend to make reasonable efforts to protect our current and any future intellectual property rights and to ensure that any proprietary technology we acquire does not infringe the rights of other parties, we may not be able to ascertain the existence of all potentially conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against our current or future products or technologies. In addition, third parties may be able to obtain patents that prevent the sale of our current or future products or require us to obtain a license and pay significant fees or royalties in order to continue selling such products.

We may in the future discover the existence of products that infringe upon patents that we own or that have been licensed to us. Although we intend to protect our trade secrets and proprietary know-how through confidentiality agreements with our manufacturers, employees and consultants, we may not be able to prevent our competitors from breaching these agreements or independently developing or learning of our trade secrets.

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

We are highly dependent upon the efforts of our senior management. The loss of the services of one or more members of senior management could have a material adverse effect on us. As a small company with a streamlined management structure, the departure of any key person could have a significant impact and would be potentially disruptive to our business until such time as a suitable replacement is hired. Furthermore, because of the specialized nature of our business, as our business plan progresses we will be highly dependent upon our ability to attract and retain qualified scientific, technical and key management personnel. There is intense competition for qualified personnel in the areas of our activities. In this environment we may not be able to attract and retain the personnel necessary for the development of our business, particularly if we do not achieve profitability. The failure to recruit key scientific and technical personnel would be detrimental to our ability to implement our business plan.

We have entered into an employment agreement with our chief executive officer. The term of this agreement continues in full force and effect, subject to each party’s right to terminate upon twelve months’ notice. Our officers and key employees, other than our chief executive officer, are not employed for any specified period and are not restricted from seeking employment elsewhere, subject only to giving appropriate notice to us.

We are subject to continuing potential product liability.

Although we disposed of the majority of our former products during 2003 and 2004, we remain subject to the potential risk of product liability claims relating to the manufacturing and marketing of our former products during the period prior to their divestiture. Any person who is injured as a result of using one of our former products during our period of ownership may have a product liability claim against us without having to prove that we were at fault. The potential for liability exists despite the fact that our former subsidiary, Amarin Pharmaceuticals Inc. (API), conducted all sales and marketing activities with respect to such product. Although we have not retained any liabilities of API in this regard, as the prior holder of ownership rights to such former products third parties could seek to assert potential claims against us on a theory of strict liability. Since we distributed and sold our products to a wide number of end users, the risk of such claims could be material. Product liability claims could also be brought by persons who took part in clinical trials involving our former development stage products. A successful claim brought against us could have a material adverse effect on our business. We do not at present carry product liability insurance to cover any such risks.

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

The price of our ADSs may be volatile.

The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market prices of the securities of many pharmaceutical and medical technology companies have been especially volatile in the past, and this trend is expected to continue in the future. Our ADSs may also be subject to volatility as a result of their limited trading market. We currently have approximately 37.1 million ADSs outstanding. There is a risk that there may not be sufficient liquidity in the market to accommodate significant increases in selling activity or the sale of a large block of securities. The outstanding ADS amount includes approximately 10 million ADSs currently subject to lockup agreements, including 7,321,210 ADSs held by Amarin Investment Holding Limited (an entity controlled by our Chairman, Mr. Thomas G. Lynch) which are subject to a lockup agreement pursuant to which they may not be sold for a period of six months from October 8, 2004 and 2,572,500 shares issued to Belsay Limited (in connection with the acquisition of Laxdale) which can only be sold within certain limitations for a period of up to 360 days from October 8, 2004. For further details regarding the limitations applicable to Belsay see “Recent Developments—Laxdale Acquisition.”  Accordingly, the trading market for our ADSs may remain illiquid until such restrictions expire. In addition, our ADSs have historically had limited trading volume, which may also result in volatility. During the twelve-month period ending February 25, 2005, the average daily trading volume for our ADSs has been 77,314 shares. During the period from October 8, 2004 (being the date we closed the Laxdale acquisition) through February 25, 2005, however the average daily trading volume for our ADSs has been 120,352 shares.  Nevertheless, if our public float and the level of trading remain at limited levels over the long term, this could result in volatility and increase the risk that the market price of our ADSs may be affected by factors such as:

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

•                  regulatory developments in the U.S., the European Union or other countries;

•                  currency exchange rate fluctuations; and

•                  period-to-period variations in our results of operations.

The rights of our shareholders may differ from the rights typically afforded to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of Ordinary Shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the Companies Act 1985, (as amended), and by our memorandum and articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Ordinary Shares.” The principal differences include the following:

•                  Under English law, each shareholder present at a meeting has only one vote unless a valid demand is made for a vote on a poll, in which each holder gets one vote per share owned. Under U.S. law, each shareholder typically is entitled to one vote per share at all meetings. Under English law, it is only on a poll that the number of shares determines the number of votes a holder may cast. You should be aware, however, that the voting rights of ADSs are also governed by the provisions of a deposit agreement with our depositary bank. See “Description of American Depositary Shares—Voting Rights.”

•                  Under English law, each shareholder generally has pre-emptive rights to subscribe on a proportionate basis to any issuance of shares. Under U.S. law shareholders generally do not have pre-emptive rights unless specifically granted in the certificate of incorporation or otherwise. See “Description of Ordinary Shares—Pre-emptive Rights.”

•                  Under English law, certain matters require the approval of 75% of the shareholders, including amendments to the memorandum and articles of association. This may make it more difficult for us to complete corporate transactions deemed advisable by the board of directors. Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions. See “Description of Ordinary Shares—Voting Rights.”

•                  Under English law, shareholders may be required to disclose information regarding their equity interests upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares including prohibitions on the transfer of the shares as well as restrictions on dividends and other payments. Comparable provisions generally do not exist under U.S. law. See “Description of Ordinary Shares—Disclosure of Interests.”

•                  The quorum requirements for a shareholders’ meeting is a minimum of two persons present in person or by proxy. Under U.S. law, a majority of the shares eligible to vote must generally be present (in person or by proxy) at a shareholders’ meeting in order to constitute a quorum. The minimum number of shares required for a quorum can be reduced pursuant to a provision in a company’s certificate of incorporation or bylaws, but typically not below one-third of the shares entitled to vote at the meeting.

U.S. shareholders may not be able to enforce civil liabilities against us.

A number of our directors and executive officers are non-residents of the U.S., and all or a substantial portion of the assets of such persons are located outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the U.S. We have been advised by our English solicitors that there is doubt as to the enforceability in England in original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal securities laws of the U.S.

Foreign currency fluctuations may affect our future financial results or cause us to incur losses.

We record our transactions and prepare our financial statements in U.S. dollars. Since our strategy involves the development of products for the U.S. market, the majority of our clinical trial expenditures are denominated in U.S. dollars and we anticipate that the majority of our future revenues will be denominated in U.S. dollars. However, a significant portion of our costs are denominated in pounds sterling and certain costs in euro as a result of our being engaged in activities in the United Kingdom and the European Union. As a consequence, the results reported in our financial statements are potentially subject to the impact of currency fluctuations between the U.S. dollar on the one hand, and pounds sterling and euro on the other hand. We believe this risk is not currently material since we are focused on development activities and do not anticipate generating on-going revenues in the short-term. Accordingly, we do not engage in significant currency hedging activities in order to restrict the risk of exchange rate fluctuations. However, if we should commence commercializing any products in the U.S., changes in the relation of the U.S. dollar to the pound sterling and/or the euro may affect our revenues and operating margins. In general, we could incur losses if the U.S. dollar should become devalued relative to the pound sterling and/or the euro.

Holders of our Ordinary Shares or ADSs who are U.S. residents may face adverse tax consequences.

There is a risk that we will be classified as a passive foreign investment company, or PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our Ordinary Shares or ADSs and may cause a reduction in the value of such shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. Because we may receive interest income and royalties, there is a risk that we will be declared a PFIC under the income test described above. In addition, as a result of our cash position, there is a risk under the asset test described above that we will be declared a PFIC. If we were determined to be a PFIC for U.S. federal income tax purposes, detailed rules would apply to U.S. Holders owning Ordinary Shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, this determination cannot be made with certainty until the end of the calendar year.

Item 4  Information on the Company

A.            History and Development of the Company

Amarin Corporation plc (formerly Ethical Holdings plc) was incorporated in England as a private limited company on March 1, 1989 under the Companies Act 1985, a statute governing companies in Great Britain, (the “Companies Act”),and re-registered in England as a public limited company on March 19, 1993. Our registered office and our principal executive offices are located at 7 Curzon Street, London W1J 5HG, England, and our telephone number is +44-20-7499-9009.

Previously, during the period from May 2001 up to February 2004 we had a U.S sales and marketing subsidiary, Amarin Pharmaceuticals, Inc. (“API”), that generated revenues though the sale of a number of FDA approved pharmaceutical products. Following, the sale of API and a majority of our U.S products to Valeant in February, 2004 and the acquisition of the entire issued share capital of Laxdale Limited in October 2004, the Company is now a neuroscience company focused on the research, development and commercialization of novel drugs for the treatment of central nervous system disorders.

Sale of U.S Operations to Valeant and settlement of debt obligations

In February 2004 we sold our U.S. based subsidiary, Amarin Pharmaceuticals, Inc. and a majority of our U.S. products for a purchase price of approximately $46 million, including $8 million in milestone payments, to Valeant Pharmaceuticals International (“Valeant”). In addition, Valeant assumed certain other outstanding liabilities, including Amarin’s obligation to make a milestone payment to Elan of $10 million, if sales of Zelapar reach a certain level. Under the terms of the transaction, Valeant made an initial payment of $38 million to us for our interest in Amarin Pharmaceuticals Inc. along with the rights to Amarin’s product portfolio, which included Permax®, a product indicated for the adjunct treatment of Parkinson’s disease; a primary care product portfolio with a broad range of indications and Zelapar™, an in-licensed, late-stage development product for the adjunct treatment of Parkinson’s disease, which had received an approvable letter from the Food & Drug Administration (FDA).

The agreement called for Valeant to make a milestone payment to the Company of $3 million following the successful completion of the previously announced Zelapar clinical safety studies, and a further milestone of $5 million upon final approval of the Zelapar NDA by the FDA. We retained responsibility for certain activities during a transition period post closing of the transaction, including the supervision of the Zelapar clinical safety studies and inventory management among other obligations. We were also responsible for funding costs and liabilities relating to these activities totaling $12 million at closing, rising by a further $0.4 million if the Zelapar safety studies are successful.  The purchase price under the agreement with Valeant was subject to adjustment to the extent there was any variation between the balance sheet of Amarin Pharmaceuticals Inc. as of the closing date and a pro-forma balance sheet of such company that was prepared and agreed by the parties prior to closing.

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

We also issued a $5 million 5-year loan note to Elan with capital repayment as follows:

•      $1.5 million in January 2006

•      $1.5 million in July 2007

•      $2 million in January 2009

The loan note is also pre-payable by us at any time, subject to a prepayment fee of $250,000, and carries an interest rate of 8% per annum.

Additionally we issued 500,000 warrants to Elan priced at the average market closing price for our Ordinary Shares for the 30-day period prior to closing, being $1.90. As a result, Elan’s fully diluted ownership in Amarin increased at that time from 25.9% to 28.0%.

We closed the Valeant transaction on February 25, 2004.  From the proceeds of this sale we made a payment to Elan of approximately $17.2 million in partial payment of outstanding indebtedness and entered into the various agreements and instruments set out above.  As a result of the asset sale to Valeant, we realized net proceeds of approximately $6 million after accounting for financial obligations to Valeant in connection with the sale transaction, payments to Elan in connection with the debt settlement, and professional fees and other third party costs relating to the transaction.

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

	Total Debt	Deferred Consideration	Total Milestones	Total
	$m	$m	$m	$m
January 1’ 2003:	49.0	27.5	52.5	129.0

Entire period:
Paid	(34.7)	(16.1)	—	(50.8)
Received	4.0	—	—	4.0
Restructured	(13.3)	(11.4)	(41.5)	(66.2)
Assigned obligation	—	—	(10.0)	(10.0)
February 26’ 2004	5.0	—	1.0	6.0

Subsequent to the closing of the Valeant transaction, one of API’s wholesalers advised that it was holding approximately US$6 million of product inventory that it had not previously discovered. Amarin and Valeant disputed the impact of such inventory on the closing date balance sheet and the respective parties’ responsibility for incremental wholesaler inventory.

On September 27, 2004, Amarin signed a settlement agreement with Valeant in respect of this dispute in full and final settlement of all such matters as between Valeant and Amarin. Pursuant to this settlement agreement Amarin has agreed to forego part of the contingent milestones payable by Valeant to Amarin due under the asset purchase agreement, namely the entire $5 million contingent milestone payable on FDA approval of Zelapar and $1 million of the $3 million contingent milestone previously due when the remaining safety studies are successfully completed. Also, Valeant has agreed that Amarin is no longer required to purchase $414,000 of further inventory from wholesalers and the remaining $2 million of the contingent milestone previously due upon successful completion of the remaining Zelapar safety studies was paid by Valeant to Amarin on November 30, 2004 without any such contingency. Elan Corporation plc received $1 million of such $2 million payment as part of the settlement entered into between Elan and Amarin on February 25, 2004.

Purchase of Debt and Equity Interest in Amarin by Chairman

On September 30, 2004 Amarin Investment Holding Limited, an entity controlled by our Chairman, Mr. Thomas Lynch, declared an interest to Amarin in the following securities in Amarin following their purchase from Elan Corporation plc and its affiliated companies:

•                  4,653,819 ADSs (which are subject to a lockup agreement pursuant to which they may not be sold for a period of six months from October 8, 2004);

•                  Warrants to subscribe for 500,000 Ordinary Shares at an exercise price of US$1.90 per share; and

•                  US$5 million in aggregate principal amount of Secured Loan Notes due 2009, issued pursuant to a loan note instrument dated February 25, 2004.

The Board of Directors of Amarin reviewed and approved this transaction after consultation with certain of its advisors.

Private Placement, Debt Conversion and Financing

On October 7, 2004:

•     we completed a private placement of 13,474,945 ordinary shares to accredited investors consisting of new and existing shareholders and management. Gross proceeds to the Company were $12.775 million, and net proceeds after deduction of selling commissions and offering expenses were approximately $12 million. The purchase price was $0.947 per share based on the average closing price of our ADSs on the Nasdaq SmallCap Market for the ten trading days ended October 6, 2004; however, management investors paid a purchase price of $1.104 per share based on the average closing price of our ADSs on the Nasdaq SmallCap Market for the five trading days ended October 6, 2004. All of the shares issued in such private placement have been registered pursuant to a Registration Statement on Form F-3 that was declared effective by the Securities and Exchange Commission in January 2005; and

•                  Amarin Investment Holding Limited converted $3 million of the $5 million in principal amount of loan notes acquired by it into ordinary shares of Amarin. The debt was converted at a price of $1.104 per share. This transaction was reviewed by Amarin’s audit committee and approved by our disinterested directors. The shares issued pursuant to such debt conversion are subject to a lockup agreement restricting their sale for a period of six months from October 8, 2004. The remaining $2 million in principal amount of the loan notes is payable in January 2009, and interest thereon accrues at the rate of 8% per annum and is payable on a semi-annual basis. Amarin Investment Holding Limited can, at its option, convert such remaining principal amount into ordinary shares at the offering price established by the Company pursuant to any equity financing in excess of $5 million that we may conduct in the future, subject to the review of Amarin’s audit committee and approval of Amarin’s disinterested directors.

In December 2004 the Company filed a registration statement on Form F-3 pursuant to which it can offer up to $50 million of ordinary shares on a delayed basis, and such registration statement was declared effective by the SEC on March 10, 2005.

Laxdale Acquisition

On October 8, 2004 we closed an acquisition of the entire issued share capital of Amarin Neuroscience Limited (formerly Laxdale Limited), a privately owned neuroscience development company based in Stirling, Scotland. The purchase price for the acquisition of Laxdale comprises an initial consideration of 3.5 million ADSs representing 3.5 million ordinary shares of 5p each in the capital of Amarin and certain success based milestone payments described below, payable on a pro rata basis to the shareholders of Laxdale. As a result of this transaction Laxdale has become a wholly owned subsidiary of Amarin. Accordingly, Amarin has assumed Laxdale’s outstanding net liabilities in the amount of approximately GBP£1.2million ($2.2 million), which includes debt obligations in the amount of GBP£1 million ($1.8 million) to Amarin. We changed the corporate name of Laxdale to Amarin Neuroscience Limited on December 24, 2004.

Pursuant to the Laxdale share purchase agreement further success-related milestones will be payable as follows:

•                  On receipt of a marketing approval in each of the U.S. and/or Europe for the first indication of any product containing Laxdale intellectual property, we must make a stock or cash payment (at the sole option of each of the sellers) of GBP£7.5 million for each of such two potential market approvals (i.e. GBP£15.0 million maximum); and

•                  On receipt of a marketing approval in each of the U.S. and/or Europe for any other product using Laxdale intellectual property or for a different indication of a previously approved product, we must make a stock or cash payment (at the sole option of each of the sellers) of GBP£5 million for each of such two potential market approvals (i.e. GBP£10 million maximum);

Additionally, as Laxdale’s parent company, Amarin has responsibility and potentially liability on a consolidated basis for Laxdale’s obligations under its existing contracts. Laxdale’s material contracts include certain licenses of marketing rights to Miraxion, and/or related intellectual property, for Huntington’s disease in Europe and intellectual property in Japan. These licenses include obligations which place varying degrees of responsibility upon Laxdale to fund and manage clinical trials. A range of royalties and further success based milestones are payable to Laxdale by its licensees upon approval and sale of a product pursuant to such licenses.

We believe the acquisition of Laxdale had several benefits to Amarin including:

•                    Expanding Amarin’s rights to Miraxion. Previously, Amarin had an exclusive licence from Laxdale for the U.S rights to Miraxion for Huntington’s disease only. The acquisition gives Amarin North American, European Union and Japanese rights to Miraxion for Huntington’s disease and a number of other CNS indications (including depression);

•                    Eliminating a 40-45% royalty on US sales of Miraxion for Huntington’s disease previously payable to Laxdale as licensor. Total third party royalties now payable by Amarin on Miraxion for Huntington’s disease are 6% (consisting of 5% payable to Scarista Limited and 0.5% payable to each of Dr. Malcolm Peet and Dr. Krishna Vaddadi);

•                    Providing Amarin with control of the clinical development and regulatory process in the U.S and European Union for Miraxion, rather than being dependent on Laxdale as an independent partner;

•                    Adding a pipeline of CNS research and development programs and extensive lipophillic and combinational lipid technology platforms;

•                    Providing Amarin with an extensive portfolio of intellectual property covering both its development pipeline and its technology platforms; and

•                    Bringing Amarin sales and marketing partners for HD in each of the major European markets and a partner for the Japanese market.

Under the share purchase agreement, we have received certain warranties from Belsay Limited, the principal selling shareholder of Laxdale, which are enforceable for a period of 15 months following the closing of the transaction. The liability of Belsay Limited under the warranties is secured by an arrangement whereby the 2,572,500 initial shares issued by us to Belsay (comprising 73.5% of the aggregate of 3.5 million initial shares issued to the shareholders of Laxdale) are placed in escrow. Belsay has the right to sell the escrowed shares, but it will be entitled to receive only 10 percent of the cash proceeds from such sales, and the balance will be held in escrow and will not be released to Belsay during the 15-month warranty period except to the extent the escrow account has in excess of $3.5 million of cash. If Belsay becomes obligated to indemnify us for any claims arising under the share purchase agreement, we are entitled to withdraw from the escrow account either cash or shares having a value equal to the amount of the claim. However, we may be legally restricted from selling the shares in escrow and therefore, to the extent there is insufficient cash in the escrow account we may not have any means of generating cash to offset liabilities resulting from any breach.

The escrow arrangements permit a graduated sale of the 2,572,500 Ordinary Shares issued to Belsay in accordance with the following:

Time period from closing of transaction	No of shares Belsay can sell*
0-90 days	Up to a net proceeds level of $100,000**.
90-180 days	up to 643,125 (including sales by Belsay to date).
180-270 days	up to 1,285,250 (including sales by Belsay to date).
270-360 days	up to 1,929,375 (including sales by Belsay to date).
360+ days	Escrow restrictions lifted for any of the remaining 2,572,500 Belsay shares left unsold

*                 on a cumulative basis assuming no sales in previous periods, and subject to restrictions on transfer imposed under U.S. securities laws.

**          sales are permitted during this period only to the extent the proceeds are used to defray Belsay’s legal expenses relating to the transaction.

Pursuant to the Laxdale share purchase agreement, we have agreed to use reasonable commercial efforts to (i) continue the Phase III trials for Miraxion in Huntington’s disease and, upon successful completion thereof, pursue FDA approval for such indication, (ii) pursue approval of Miraxion in Europe for the treatment of Huntington’s disease and (iii) conduct development activities and pursue U.S. and European approvals for indications other than Huntington’s disease. Reasonable commercial efforts are defined in the share purchase agreement as efforts consistent with industry practice for the development of products of similar performance and potential. However, we are not required to pursue development efforts for Huntington’s disease or other indications if our board of directors reasonably determines in good faith that it is not commercially or scientifically viable to do so or that it is not appropriate to continue development due to patient safety concerns.

In conjunction with our acquisition of Laxdale, Laxdale has entered into re-negotiated cross-licensing agreements with Scarista Limited which provide Laxdale with rights to specified intellectual property covering the United States, Canada, the European Union and Japan. Scarista has granted a license to Laxdale pursuant to which Laxdale has the exclusive right to market, sell and distribute products utilizing certain of Scarista’s intellectual property (including intellectual property for the use of Miraxion in treatment unresponsive depression) within a field of use encompassing all psychiatric and central nervous system disorders, and within the territories of the United States, Canada, the European Union and Japan. As part of such re-negotiation Scarista is entitled to receive reduced royalty payments of 5% on all net sales by Laxdale of products utilizing such Scarista intellectual property and certain of Laxdale’s intellectual property (which intellectual property had been transferred to Laxdale by Scarista in March, 2000). In consideration of Scarista entering into these agreements and the reduction of Scarista’s royalty from 15% to 5%, Laxdale has paid a signing fee of

£500,000 ($891,000) to Scarista. The Scarista intellectual property licensed to Laxdale is material to our development efforts with respect to Miraxion. In addition, Laxdale has granted a license to Scarista pursuant to which Scarista has the exclusive right to market, sell and distribute products utilizing certain of Laxdale’s intellectual property (including intellectual property for the use of Miraxion in Huntington’s disease) within a field of use encompassing all psychiatric and central nervous system disorders, and on a worldwide basis in all territories other than the United States, Canada, the European Union and Japan. Laxdale is entitled to receive royalty payments of 5% on all net sales by Scarista or its licensees of products utilizing such Laxdale intellectual property. Under each of these license agreements royalties are payable until the latest to occur of (i) the expiration of the last patent relating to any product using the licensed technology, (ii) the expiration of regulatory exclusivity with respect to any product using the licensed technology or (iii) the date on which the licensed technology ceases to be secret and substantial in a given territory. Upon the termination of royalty payment obligations with respect to any product, the licensee will thereafter have a fully paid up, royalty free, non-exclusive license to continue using the licensed technology in respect of such product.

Miraxion has been partnered for Huntington’s disease in the majority of the major European Union markets. Additionally, Laxdale has licensed out the right to develop, use and sell products incorporating certain of its intellectual property in Japan for the treatment of certain central nervous system disorders (including Huntington’s disease, schizophrenia and depression).

Principal Capital Expenditure and Divestments

Other than the acquisition of Laxdale in October 2004, our principal capital expenditures during the last three fiscal years consisted of the purchase of distribution rights to Permax from Elan for $47.5 million in 2001, and the acquisition of additional rights to Permax from Elan in consideration of $10 million in 2002 and $16.1 million in 2003.  Additionally, as part of the sale of our US subsidiary and US products to Valeant, we contributed $2.5 million in 2004 to the development costs of our former product Zelapar under the Development Agreement with Valeant. Other than the sale of our Swedish subsidiary to Watson and the sale of our US subsidiary and US products to Valeant, our principal divestiture in the last three fiscal years was the sale of our South American transdermal business, on November 30, 2001. In furtherance of our strategic focus, we sold our entire equity interest in each of our South American subsidiaries, Beta Pharmaceuticals Corporation and Amarin Technologies South America, S.A.  This sale was made to the local management team of these subsidiaries at a purchase price of US$262,000 in cash plus the assumption of approximately US$188,000 in indebtedness.  This transaction completed our planned divestiture of the transdermal patch research and development business. We do not currently have any material capital expenditures or divestitures in progress.

Current Business

The sale of our U.S.-based subsidiary, Amarin Pharmaceuticals, Inc. and a majority of our U.S products to Valeant in February, 2004 and the acquisition of the entire issued share capital of Laxdale Limited in October 2004 have refocused the nature of the Company’s business to a neuroscience company focused on the research, development and commercialization of novel drugs for the treatment of central nervous system disorders.

B.            Business Overview

Our Business

Amarin Corporation plc is a neuroscience company focused on the research, development and commercialization of novel drugs for the treatment of central nervous system disorders. Amarin’s leading pipeline product, Miraxion is in phase III development for Huntington’s disease (“HD”) and in phase II development for depression. Miraxion has been granted fast track designation by the U.S Food and Drug Administration (“FDA”) for HD and has received orphan drug status in the U.S and Europe. Amarin is listed on the Nasdaq SmallCap market (ticker: AMRN), has headquarters in London and a research and development facility in Stirling, Scotland.

Amarin’s goal is to capitalize on its reputation in neuroscience and to become a leader in the development and commercialization of novel drugs which address unmet medical needs. We intend to concentrate on developing our late-stage development pipeline, initially focusing on Huntington’s disease and treatment-unresponsive depression. We intend to directly commercialize our neurology products in the U.S. and out-license or partner our product rights in Europe and Japan. We also intend to out-license or partner our pipeline globally for indications outside neurology, including treatment-unresponsive depression.

Amarin therefore anticipates that future revenues will comprise (i) direct product sales in the U.S. from self-marketed neurology products and (ii) milestones and royalty income from its development and marketing partners for markets outside the U.S. and for indications other than in the field of neurology.

Amarin also intends to leverage its development capabilities by supplementing its internal development pipeline through acquiring and/or in-licensing products that it can develop or market directly itself in the U.S.

Therapeutic Focus

Neurology is a therapeutic area with significant unmet needs, comprising diseases and disorders such as Huntington’s Disease, Parkinson’s, ALS, ataxias, dystonias, Alzheimer’s, impaired cognition, epilepsy and multiple sclerosis. With approximately 7,200 neurologists across the U.S., one thousand of whom are movement disorder specialists, effective marketing can be conducted with a sales force of modest size. Amarin has been focused in neurology for over five years and, having previously operated a neurology sales and marketing infrastructure in the U.S., we believe we have an established presence and reputation in this field.

The following table summarizes the status of our development pipeline:

Program	Indication	Status	Partners

Lipophilic Platform

Miraxion	Huntington’s disease	Phase III	Scil Biomedical GmbH (Germany, Austria, France, Benelux) Juste S.A.Q.F. (Spain, Portugal) Link Pharmaceuticals Ltd (UK, Ireland)
Miraxion	Treatment-unresponsive depression	Phase II

Combinatorial Lipid Platform

Various	CNS disorders	Pre-clinical	—

In-licensed

LAX-201	Major Depression in Women	Phase II	—
LAX-202	Multiple Sclerosis Fatigue	Phase II	—

Additionally, we have assumed from Laxdale a license agreement which provides for a license to a marketing partner in Japan to develop, use, offer to sell, sell and distribute products in Japan utilizing certain of our intellectual property in the pharmaceutical fields of Huntington’s disease, depression, schizophrenia, dementia and other CNS indications.

Technology

Lipophilic Platform.

Amarin is using a novel, proprietary technology platform based on an understanding of the chemical nature of the brain. Unlike most organs, the brain is 60% fat (phospholipid) and only 30% protein. In general, just as oil and water do not mix, most drugs which easily dissolve in water do not readily penetrate the brain. Amarin’s lipophilic drugs are predominantly fat-soluble and easily cross the blood brain barrier.

Most current drugs for treating neurological and psychiatric disorders have mechanisms of action targeting receptors (surface proteins embedded in the phospholipid membranes) or neurotransmitters in the brain. Amarin’s novel proprietary technology targets the bio-chemical imbalances in the phospholipids themselves and also influences other fatty acid and eicosanoid pathways. Amarin’s first lipophilic product, Miraxion, is in development for Huntington’s disease and treatment-unresponsive depression.

Combinatorial Lipid Platform.

Combinatorial lipid chemistry offers a novel approach to improving the therapeutic effects and delivery characteristics of both known and novel compounds. Amarin has learned how to use different types of chemical linkage to attach a range of bioactive lipids either to other lipids or other drugs. The results are novel single chemical entities with predictable properties, potentially offering substantial and clinically relevant advantages over either compound alone.

Miraxion

Miraxion is a semi-synthetic, highly purified derivative of (all-cis)-5,8,11,14,17-eicosapentaenoic acid. The mechanism of action of Miraxion and its metabolites is believed to involve stabilization of cell membranes and of mitochondrial integrity of suffering neurons, thereby preventing or slowing progression from neuronal dysfunction to apoptosis. It is also known to have neuro-anti-inflammatory effects.

Miraxion for Huntington’s disease

Huntington’s disease is a genetic neurodegenerative disease characterized by movement disorder, dementia and psychiatric disturbance. It has been diagnosed in approximately 30,000 patients in the U.S. and a similar number in Europe. Additionally, over 200,000 people in the U.S. alone are genetically “at risk” of developing the disease. Onset of symptoms is typically between 30-50 years of age with a typical life expectancy from diagnosis of 10-25 years. Patients with late stage disease require continuous nursing care, often in nursing homes, with an estimated annual cost to the U.S. economy of up to $2.5 billion. Presently, there is no effective treatment or cure. The potential Huntington’s disease market in North America and Europe is estimated to be greater than $500 million per year in total.

Following positive results in phase II studies for Miraxion, Laxdale began a 135 patient phase III double-blind placebo-controlled study in 2001. Statistical significance was not achieved in the entire patient population in this study. However, in those patients that complied with the protocol (“per protocol”), a trend to statistical significance was observed.

Additionally, further analysis of the clinical data from the phase III study also identified a group of Huntington’s patients that responded to Miraxion with statistical significance. Huntington’s disease is believed to be caused by a genetic mutation of cytosine, adenosine and guanine (CAG) polymorphic trinucleotide repeat. It is believed that there is a direct link between CAG repeat length and age of onset, disease progression and the clinical symptoms of Huntington’s disease. CAG repeat length can be measured by a genetic blood test. The further analysis of the clinical data from the phase III study found that the group of patients with a CAG repeat length of less than 45 receiving Miraxion showed a statistically significant improvement over those patients receiving placebo. In total, 67 of the 135 patients in the initial phase III study had this specific gene variant. It is estimated that patients with a CAG repeat length of less than 45 represent over 65% of all Huntington’s disease patients.

We plan to conduct further phase III studies for Miraxion, utilizing the valuable information obtained from the initial phase III trial, the per protocol analysis, the specific CAG repeat length analysis, recent discussions with the FDA and feedback from EMEA to assist in designing the protocol for such studies. It is anticipated that the studies will start by mid 2005. Amarin intends to utilize the data from these trials to support an application for a marketing approval to the U.S and E.U regulatory authorities. In Europe, prior to its acquisition by Amarin, Laxdale had previously submitted a marketing authorization application based upon the initial phase III study. However, as statistical significance was not achieved in the entire patient population in this study, Amarin has now voluntarily withdrawn that application and plans to resubmit when data from the two planned phase III trials become available.

Miraxion has been granted fast track designation by the FDA for HD and has received orphan drug designation in the U.S. and Europe. Fast track status generally represents the FDA’s commitment to provide a six-month review period for a filed New Drug Application (NDA), which is faster than the typical review period for most non-fast track drugs. Fast track status does not however guarantee a specific review time or a pre-determined outcome. Orphan drugs are those that treat rare diseases or conditions, and if approved receive marketing exclusivity of seven years in the U.S. and up to ten years in Europe. However, orphan drug exclusivity does not bar competitors from developing other active molecules. In addition, the same molecule can be separately developed and approved within such special exclusivity period for the same indication if shown to be clinically superior or under other circumstances. Orphan drug status does not confer patent rights upon the holder, nor does it provide an exemption from claims of infringement of patents which may be held by third parties.

Miraxion has a strong safety profile.  Over the course of the initial one year Phase III trial, only one patient of 135 dropped out because of a treatment related side effect (gastrointestinal upset) and all but one patient who completed the trial opted to continue in an open label study for a second year.

Miraxion for treatment-unresponsive depression

Clinical depression is one of the most common mental illnesses, affecting more than 19 million people in the U.S. alone each year. In 2003, U.S. sales of antidepressants were approximately $12 billion. However, about one third of patients with depression still fail to respond to standard drugs and another third show only partial response. Miraxion is being studied as both an adjunctive therapy to treat those who do not respond to current treatments and as monotherapy in patients with new episodes of depression.

Two published phase IIa placebo controlled clinical trials have been conducted with Miraxion in treatment-unresponsive depression that concluded with statistical significance that Miraxion was effective in treating depression in patients who remained depressed despite receiving standard therapy. The results of these trials were published in the Archives of General Psychiatry in October 2002 (volume 59, Peet & Horrobin) and the American Journal of Psychiatry in March 2002 (volume 159, Belmaker).

Additionally, a further program of data analysis was carried out on three phase IIa studies, including the published Peet & Horobin study, using Miraxion to treat depression. The analysis identified that Miraxion showed a significant clinical benefit in each of the three studies for those depression patients with melancholic characteristics. This sub-group of melancholic depression was defined by using select criteria from DSM IV (Diagnostic and Statistical Manual of Mental Disorders-Fourth Edition) which is the main diagnostic reference of Mental Health professionals in the U.S. It is estimated that depressed patients who are unresponsive to standard treatment and have melancholic characteristics may represent approximately 20-30% of all patients with depression. As a result of these encouraging clinical trial results, Amarin intends to further evaluate the clinical benefits of Miraxion in depression and will seek a development and marketing partner to accelerate this program.

Other Products

LAX-201

This is a patent-protected combination of folic acid and either of two leading classes of anti-depressant drugs (i.e Selective Serotonin Reuptake Inhibitors (SSRIs) and Serotonin Norepinephrine Reuptake Inhibitors (SNRIs). A phase II study showed LAX-201 increased the response rate in depressed women from 50%-60% to approximately 90%.

LAX-202

This is a patent-protected combination of an atypical antidepressant and an amino acid. A 130-patient phase II study showed LAX-202 was effective in approximately 80% of patients in relieving many symptoms (including fatigue and pain) and acts within two to four weeks.

Amarin’s Marketing Partners

Miraxion for Huntington’s disease has been partnered in the major EU markets. Our marketing partners are identified in the development pipeline table on page 20. Our EU partnering agreements take the form of a license and distribution agreement. This provides for the grant of a license to market, distribute and sell products in the partner’s territory in the pharmaceutical field of Huntington’s disease and certain smaller CNS indications utilizing certain of our intellectual property for a period of 10 years from signing or, if later, until the expiration of patent or orphan drug protection for the product. The grant of such license is in return for the commercial partner paying to Amarin Neuroscience (i) fixed milestone payments; and/or (ii) an exclusive supply arrangement; and/or (iii) a royalty on net sales made the commercial partner.

Additionally, we are party to a license agreement dated July 21, 2003 which provides for a license to a marketing partner in Japan to develop, use, offer to sell, sell and distribute products in Japan utilizing certain of our intellectual property in the pharmaceutical fields of Huntington’s disease, depression, schizophrenia, dementia and certain smaller indications (by patient population) including the ataxias, for a period of 10 years from the date of first commercial sale or, if later, until patent protection expires.

Amarin’s short-term objectives

•                  To commence phase III studies with Miraxion in Huntington’s Disease by mid-2005

•                  To commence late-stage clinical studies in 2005 in another indication with a product either from Amarin’s internal pipeline or from in-licensing or acquisition activities.

The Financial Year

Through the year ended December 31, 2003, we had commercial sales and marketing operations in the U.S. through our API subsidiary. On February 25, 2004 we sold API, together with all rights to our marketed products and Zelapar.

Following the disposal of this business, we have rationalized our operations and now represent a neuroscience company focused in research, development and commercialization of novel drugs for CNS disorders with operations in London and Stirling, Scotland.

Our consolidated revenues in 2004 were derived from two principal sources relating to discontinued activities. For the year ended December 31, 2004, sales of our products through our own sales and marketing operations accounted for approximately 91% of total revenues. and royalties on third party product sales accounted for approximately 9% of total revenues. No revenues were generated from licensing, development or contract manufacturing fees.

Broken down by geographic markets, for the year ended December 31, 2004 all total consolidated revenues were generated in the US, representing sales of our pharmaceutical products and royalty income.

Our consolidated revenues in 2003 were derived from four principal sources, all discontinued as at 31 December 2004.  For the year ended December 31, 2003, sales of our products through our own sales and marketing operations accounted for approximately 36% of total revenues; licensing and development fees accounted for approximately 24% of total revenues; contract manufacturing fees accounted for approximately 20% of total revenues; and royalties on third party product sales accounted for approximately 20% of total revenues. Although some of the products marketed in the US showed seasonal market trends, our consolidated group did not experience any material revenue seasonality. Broken down by geographic markets, for the year ended December 31, 2003 approximately 36% of total consolidated revenues were generated in the US, representing sales of our pharmaceutical products; approximately 1% of total consolidated revenues were generated in the UK, representing our royalty income; and approximately 63% of total consolidated revenues were generated in the European market, representing our drug delivery and contract manufacture business.

Our consolidated revenues in 2002 were derived from four principal sources, all discontinued as at 31 December 2004.  For the year ended December 31, 2002, sales of our products through our own sales and marketing operations accounted for approximately 89% of total revenues; licensing and development fees accounted for approximately 5% of total revenues; contract manufacturing fees accounted for approximately 1% of total revenues; and royalties on third party product sales accounted for approximately 5% of total revenues. Although some of the products marketed in the US showed seasonal market trends, our consolidated group did not experience any material revenue seasonality. Broken down by geographic markets, for the year ended December 31, 2002 approximately 89% of total consolidated revenues were generated in the US, representing sales of our pharmaceutical products; approximately 1% of total consolidated revenues were generated in the UK, representing our royalty income; and approximately 7% of total consolidated revenues were generated in the European market, representing our drug delivery and contract manufacture business and 3% of total consolidated revenues were generated in other markets, representing our drug delivery and contract manufacture business.

During 2003 and 2004, all of our revenue-producing products and services were divested. At present all of our products are in the development stage and we therefore have no products that can be marketed and no current source of revenues.

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

Government Regulation

Any product development activities relative to Miraxion or products that we may develop or acquire in the future will be subject to extensive regulation by various government authorities, including the FDA and comparable regulatory authorities in other countries, which regulate the design, research, clinical and non-clinical development, testing, manufacturing, storage, distribution, import, export, labeling, advertising and marketing of pharmaceutical products and devices. Generally, before a new drug can be sold, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific to each regulatory authority and submitted for review. The data are generated in two distinct development stages: pre-clinical and clinical. For new chemical entities, the pre-clinical development stage generally involves synthesizing the active component, developing the formulation and determining the manufacturing process, as well as carrying out toxicology, pharmacology and drug metabolism studies which support subsequent clinical testing. Good laboratory practice requirements must be followed in order for the resulting data to be considered valid and reliable. For established molecules this stage can be limited to formulation and manufacturing process development and in vitro studies to support subsequent clinical evaluation.

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

Following the completion of clinical trials, the data must be thoroughly analyzed to determine if the clinical trials successfully demonstrate safety and efficacy. If they do, an NDA is filed with the FDA along with proposed labeling for the product and information about the manufacturing processes and facilities that will be used to ensure product quality. In the US, FDA approval of an NDA must be obtained before marketing a developed product. The NDA must contain proof of safety, purity, potency and efficacy, which entails extensive pre-clinical and clinical testing.

Although the type of testing and studies required by the FDA do not differ significantly from those of other countries, the amount of detail required by the FDA can be more extensive. In addition, it is likely that the FDA will re-analyze the clinical data, which could result in extensive discussions between us and the licensing authority during the review process. The processing of applications by the FDA is extensive and time consuming and may take several years to complete. The FDA has committed generally to review and make a recommendation for approval of a new drug within ten months, and of a new “priority” drug within six months, although final FDA action on the NDA can take substantially longer and may involve review and recommendations by an independent FDA advisory committee. The FDA may conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with current good manufacturing practice requirements.

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

In the European Union, approval of new medicinal products can be obtained only through one of two processes. The first such process is known as the mutual recognition procedure. An applicant submits an application in one European Union member state, known as the reference member state. Once the reference member state has granted the marketing authorization, the applicant may choose to submit applications in other concerned member states, requesting them to mutually recognize the marketing authorizations already granted. Under this mutual recognition process, authorities in other concerned member states have 55 days to raise objections, which must then be resolved by discussions among the concerned member states, the reference member state and the applicant within 90 days of the commencement of the mutual recognition procedure. If any disagreement remains, all considerations by authorities in the concerned member states are suspended and the disagreement is resolved through an arbitration process. The mutual recognition procedure results in separate national marketing authorizations in the reference member state and each concerned member state.

The second procedure in the European Union for obtaining approval of new medicinal products is known as the centralized procedure. This procedure is currently mandatory for products developed by means of a biotechnological process and optional for new active substances and other “innovative medicinal products with novel characteristics.” Under this procedure, an application is submitted to the European Agency for the Evaluation of Medical Products. Two European Union member states are appointed to conduct an initial evaluation of each application. These countries each prepare an assessment report, which reports are then used as the basis of a scientific opinion of the Committee on Proprietary Medical Products. If this opinion is favorable, it is sent to the European Commission which drafts a decision. After consulting with the member states, the European Commission adopts a decision and grants a marketing authorization, which is valid throughout the European Union and confers the same rights and obligations in each of the member states as a marketing authorization granted by that member state.

The European Union is currently expanding, with a number of Eastern European countries joining recently and expected to join over the coming years. Several other European countries outside the European Union, particularly those intending to accede to the Union, accept European Union review and approval as a basis for their own national approval.

Following approval of a new product, a pharmaceutical company generally must engage in various monitoring activities and continue to submit periodic and other reports to the applicable regulatory agencies, including any cases of adverse events and appropriate quality control records. Modifications or enhancements to the products or labeling, or changes of site of manufacture are often subject to the approval of the FDA and other regulators, which may or may not be received or may result in a lengthy review process.

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

•                  additions or modifications to product labeling;

•                  the recall or discontinuation of our products; or

•                  additional record-keeping.

If any such changes were to be imposed, they could adversely affect the operation of our business.

Some of our future pharmaceutical products may be sold over-the-counter. Any such products would be subject to FDA regulations known as over-the-counter monographs, which specify conditions under which over-the-counter products may be sold without a separately approved NDA, including permitted active ingredients and labeling information. These monographs are subject to revision, and changes in these monographs could impact our marketing efforts with respect to any potential over-the-counter products, render our products unlawful for commercial sale or cause their removal from the marketplace or cause us to spend substantial funds for reformulation activities.

Manufacturing and Supply

Amarin Neuroscience Limited is currently responsible for the supply of the clinical supplies of Miraxion, through its sub-contractors, and will be responsible for the commercial manufacturing and supply of Miraxion should the FDA approve this compound.  All supplies of the bulk compound (ethyl-eicosapentaenoate (ethyl-EPA”)) which constitutes the only pharmaceutically active ingredient of Miraxion are currently purchased exclusively from Nisshin Flour Milling Co. Limited, an FDA authorized manufacturer, pursuant to a supply agreement whereby the supply is at a fixed price subject to agreed volume discounts.  The main raw material that constitutes Ethyl- EPA is a naturally occurring substance which is sourced from marine life. The manufacturing processes that are applied by Nisshin to such raw material are proprietary to Nisshin and produce a pharmaceutical grade compound at a level of purity of at least 95%. We are aware that certain other manufacturers have the ability to produce Ethyl-EPA to a similar pharmaceutical standard and level of purity.

Patents and Proprietary Technology

We firmly believe that patent protection of our technologies, processes and products is important to our future operations. The success of our products may depend, in part, upon our ability to obtain strong patent protection. There can however be no assurance that:

•             any patents will be issued for Miraxion or any future products in any or all appropriate jurisdictions;

•             any patents that we or our licensees may obtain will not be successfully challenged in the future;

•             our technologies, processes or products will not infringe upon the patents of third parties; or

•             the scope of any patents will be sufficient to prevent third parties from developing similar products.

When deemed appropriate, we intend to vigorously enforce our patent protection and intellectual property rights.

Our strategy is to file patent applications where we think it is appropriate to protect and preserve the proprietary technology and inventions considered significant to our business. Currently, Amarin has applied for 402 patents worldwide and has 12 issued patents covering various of our compounds and their uses. These include use patents issued for the method of treating a number of CNS and cardiovascular disorders with Ethyl-EPA and composition of matter patents relating to potential second generation technology platforms. We will also rely upon trade secrets and know-how to retain our competitive position. We will file patent applications either on a country-by-country basis or by using the European or international patent cooperation treaty systems. The existence of a patent in a country may provide competitive advantages to us when seeking licensees in that country. In general, patents granted in most European countries have a twenty-year term, although in certain circumstances the term can be extended by supplementary protection certificates. We may be dependent in some cases upon third party licensors to pursue filing, prosecution and maintenance of patent rights or applications owned or controlled by those parties.

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

C.            Organizational Structure

Following the sale of Gacell Holdings AB and its wholly owned subsidiary Amarin Development AB on October 28, 2003, the sale of API on February 25, 2004 and the acquisition of Laxdale Limited on October 8, 2004, all of our commercial activities are carried out through Amarin Corporation plc and our subsidiary Amarin Neuroscience Limited (formerly known as Laxdale Limited).

Details of all of our significant subsidiaries are summarized below:

Subsidiary Name	Country of Incorporation or Registration	Proportion of Ownership Interest and Voting Power Held
Amarin Neuroscience Limited	Scotland	100%
Amarin Pharmaceuticals Company Limited	England	100%

D.            Property, Plant and Equipment

The following table lists the location, use and ownership interest of our principal properties as of April 1, 2005:

Location	Use	Ownership	Size (sq. ft.)
Ely, Cambridgeshire, England
Ground Floor	Offices	Leased and sub-let	7,135
First Floor	Offices	Leased and sub-let	2,800
Godmanchester, Cambridgeshire, England	Offices	Leased and sub-let	7,000
Mill Valley, California, US	Offices	Leased	9,585
London, England	Offices	Leased	2,830
Stirling, Scotland	Offices	Leased	7,544
Dublin, Ireland	Offices	Leased	850

We vacated the premises in Ely, Cambridgeshire in July 2001 and have sub-let the lease for this space. We have sub-let the lease in Godmanchester to Phytopharm plc who occupy the premises on a “held over” basis under the terms of a lease, the term of which expired in January 2002.

On April 27, 2001, we signed a lease covering 2,830 square feet of office space located at 7 Curzon Street, London, Mayfair, W1J 5HG, England, to serve as our corporate head office. All head office personnel are based at these premises. This lease expires in March 2010.

On June 1, 1998 Laxdale signed a lease covering 7,544 square feet of office space located at Units 1 and 3, Laurelhill Park, King’s Park, Stirling, Scotland. The lease term expires in April, 2013 although there is a break clause which permits Laxdale to terminate the lease in January, 2007 without compensation payable for early termination for the lease should it so wish. All employees involved in research and development and the overseeing of clinical trials are based at these premises.

Following the sale of API, on February 25, 2004, we have retained the lease of the Mill Valley, California, US offices. We are seeking to assign or sub-let this space and we are in discussion with a number of interested parties.  The lease expires in October, 2007 and management has provided for an anticipated shortfall of $665,000 in rental income over expenditure to the end of the lease. The current annual rent and service charge is $538,000 per annum and rises annually by CPI inflation measures.

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

Comparison of Fiscal Years Ended December 31, 2004 and December 31, 2003

Overview

2004 was a significant year for Amarin.  The Company is now a neuroscience company focused on the research, development and commercialization of novel drugs for central nervous system disorders.  This was achieved through the execution of a series of transactions including the sale of our US sales and marketing operations, the settlement of our outstanding debt obligations and the acquisition of Laxdale, our former research and development partner. In addition, our non-executive chairman, Mr. Thomas Lynch, acquired all of Elan’s equity and debt interests in Amarin, thereby becoming Amarin’s largest shareholder, with a current equity stake of approximately 20%. In October, we further strengthened our financial position by completing a $12.775 million private placement of equity.

In 2003 and early 2004, our former US operations were incurring substantial operating losses due to the introduction of generic competition to Permax in December 2002. Also, in early 2004, we were faced with debt of $31.5 million due on demand to Elan. In the first quarter of 2004, we divested the majority of our U.S. operations through the sale of Amarin Pharmaceuticals Inc. together with our rights to Permax, our primary care portfolio and the development product Zelapar (these divested assets are collectively referred to in this Item 5 “Operating and Financial Review and Prospects” as “API”). The purchaser was Valeant Pharmaceutical International, Inc (‘Valeant’) and the upfront proceeds from the sale were $38 million in cash. This divestiture to Valeant eliminated the substantial operating losses being incurred by API in the U.S and enabled Amarin to simultaneously settle its debt obligations with Elan and retain the U.S sales and marketing rights to Miraxion for Huntington’s disease.

Having completed the sale of API and retained the U.S. sales and marketing rights to Miraxion for Huntington’s disease, we were still dependent on our research and development partner, Laxdale, to successfully manage the development and regulatory processes for Miraxion. In addition, in the event of Miraxion’s approval in the U.S. for Huntington’s disease we would have been obliged to pay Laxdale a royalty of 40-45% of net sales.

Thus, in October 2004, we acquired Laxdale, our neuroscience research and development partner and the originator of Miraxion. This represented an important step towards achieving our newly stated goal of becoming a leader in the research, development and commercialization of novel drugs for the treatment of central nervous system (“CNS”) disorders. In addition to providing us with control of the clinical development and regulatory processes for Miraxion and eliminating the royalty to Laxdale of 40-45%, the acquisition broadened our development pipeline to include North American, E.U. and Japanese rights to Miraxion for all CNS disorders, including Huntington’s disease and treatment-unresponsive depression. It also provided Amarin with an extensive portfolio of intellectual property in the area of CNS. For further details on the Laxdale acquisition see “Recent Developments—Laxdale Acquisition.”

On October 1, 2004 Mr. Thomas Lynch, our non-executive chairman, signed an agreement with Elan to purchase the following securities in Amarin from Elan Corporation, plc and its subsidiaries:

•                  4,653,819 Amarin American Depositary Shares representing, at that time, an approximate 25.9% shareholding on an undiluted basis;

•                  Warrants to subscribe for 500,000 Amarin Ordinary Shares at an exercise price of US$1.90 per share; and

•                  US$5 million in principal amount of Amarin Secured 8% Loan Note, issued pursuant to a loan note instrument dated February 25, 2004.

The board of Amarin reviewed and approved the transaction after consultation with its advisers. On October 7, 2004 Mr. Lynch agreed to convert $3 million of the $5 million loan notes into 2,717,391 ordinary shares with an option to convert the remaining $2 million at the offering price of any future equity financing.  Amarin’s total debt was thus reduced to, and is currently at, $2 million with a maturity in 2009, if not previously converted.

Also, on October 7, 2004, we further strengthened our financial position by completing a private placement of 13,474,945 ordinary shares raising gross proceeds for Amarin of $12.775 million with a group of new and existing investors and management.

Since the acquisition of Laxdale and the completion of the private placement of equity in October, Amarin has been preparing for the commencement of two phase III trials with Miraxion in Huntington’s disease. Substantial progress has been made and the trials are due to begin late in the second quarter of this year, subject to FDA agreement to the clinical trial protocol.

Miraxion is also in phase II clinical development for treatment-unresponsive depression.  In the first quarter of 2005, Amarin announced that a program of data analysis was carried out on three phase IIa studies, using Miraxion to treat depression. The analysis identified that Miraxion showed a significant clinical benefit in each of the three studies for those depression patients with melancholic characteristics as defined by using select criteria from DSM IV (Diagnostic and Statistical Manual of Mental Disorders-Fourth Edition). As a result of these encouraging clinical trial results, Amarin intends to further evaluate the clinical benefits of Miraxion in depression and is seeking a development and marketing partner for the U.S. and E.U. markets to accelerate this program.  Amarin has already partnered its intellectual property for this indication in the Japanese market.

Amarin reported net income in 2004, including discontinued activities, of $4.7 million, compared with a net loss of $19.3 million in 2003 and $37.2 million in 2002.  The operating losses for the years ended December 31, 2004, 2003 and 2002 are analyzed in note 4 to the financial statements between continuing and discontinued activities.   Amarin’s results for the year ended December 31, 2004 include the results of Laxdale from October 8, 2004, being the closing date of the acquisition, thereby increasing our operating expenses by approximately $2.2 million (excluding the non recurring payment of $0.9 million discussed below) during the year ended December 31, 2004 as explained below.

Continuing Operations

Revenue

After the disposal of API and the acquisition of Laxdale, our remaining business comprises primarily a corporate head office in London, and a neuroscience research and development subsidiary based in Stirling, Scotland with products in late stage development. Revenues in 2004, 2003 and 2002 entirely relate to our two divested businesses, API and ADAB, and have been classified as discontinued activities.  In 2005, Amarin’s only revenue, if any, will be from earning up front license fees from partnering its development pipeline, such as a license of Miraxion for depression.

Operating Expenses

Total operating expenses for the continuing business were $9.9 million compared to $6.2 million in 2003 and $6.1 million in 2002, an increase of approximately 59.68% and 62.30% respectively, and comprised primarily selling, general and administrative expenses of $8.3 million and research and development expenditure of $1.0 million and amortization of product rights of $0.6 million.  The increase was primarily due to the inclusion of Laxdale’s operating expenses in the fourth quarter of 2004 of $2.2 million (comprising research and development expenses of $1.0 million, selling, general and administration of $1.1 million and amortization of $0.1 million), together with the inclusion of the non-recurring payment of $0.9 million to Scarista Limited to reduce future royalty rates and the high level of professional fees incurred due to the significant amount of corporate activity during the year.

Amarin is preparing to commence two phase III trials with Miraxion in Huntington’s disease late in the second quarter of 2005.   Amarin intends to utilize the data from these trials to support an application for marketing approval to the FDA and EMEA.  In Europe, prior to its acquisition by Amarin, Laxdale submitted a marketing approval application based upon the initial phase III study to EMEA.  Amarin voluntarily withdrew that application and plans to re-submit when data from the two planned phase III trials is available.  The conduct of these two phase III trials through 2005 and 2006 will result in our research and development expenditure increasing significantly when compared to levels incurred in previous years.

Amortization

Amortization attributable to continuing operations relates to Miraxion and is included in selling, general and administrative expenses. During November 2000, Amarin acquired limited rights to Miraxion as a licensee. On the date of acquiring Laxdale, the intangible fixed asset had a net book value of approximately $3.6 million. The Laxdale acquisition gave rise to the recognition of a further intangible fixed asset, representing intellectual property rights, relating to Miraxion (formerly known as Lax-101) and other intellectual property valued at $6.9 million.  The useful economic life remaining for the November 2000 intangible fixed asset and the intangible acquired on purchase of Laxdale has been determined as 15.5 years, representing the time to patent expiry.  The effect of this is a decrease in the amortization charge for the year of $79,000 on the intangible fixed asset purchased in November 2000.

Foreign exchange

Amarin holds cash in pounds sterling, US dollars and Euro. In 2004, continuing operations gained $0.4 million arising from holding pounds sterling as the US dollar weakened. Offsetting this gain was a $0.3 million loss arising on the translation into US dollars of the operating results of our research and development subsidiary, Laxdale, whose functional currency is pounds sterling.

Discontinued Operations

For the year ended December 31, 2004, the Company earned an operating loss of $1.2 million on discontinued activities compared with an operating loss of $32.6 million for 2003 and $26.5 million in 2002.  The operating loss from discontinued activities for 2004 reflects:

•                  the results of Amarin’s former U.S. operations that were sold to Valeant in February 2004 as described above;

•                  the research and development costs incurred by Amarin in 2004 relating to the completion of safety studies on Zelapar (the rights to which are owned by Valeant). Following the sale of the majority of Amarin’s U.S. operations to Valeant in the first quarter of 2004, Amarin remained responsible for the cost of undertaking safety studies on Zelapar and was liable for up to $2.5 million of development costs.  That obligation has been fulfilled and Amarin will not incur any more costs relating to the development of Zelapar; and

•                  the settlement of an outstanding dispute with Valeant.  In September 2004, Amarin reached agreement with Valeant to settle a dispute following the disposal of our US operations and certain product rights.  It was agreed that a $3 million payment (which was contingent upon completion of the Zelapar safety studies) would be reduced to $2 million and paid to Amarin, unconditionally on November 30, 2004 of which $1 million was paid to Elan.  Amarin also agreed to waive rights to future milestone payments from Valeant of $3,000,000 (due on successful completion of Zelapar safety studies) and $5,000,000 (due on approval by the US Food and Drug Administration).

In addition, three exceptional items relating to discontinued activities arose in 2004 as follows:

•                  an exceptional loss of $3.1 million on disposal of the majority of the U.S. operations and certain products to Valeant;

•                  an exceptional gain of $0.75 million, representing receipt of the final installments of the sale proceeds from the disposal of Amarin’s Swedish drug delivery business to Watson in October 2003; and

•                  an exceptional gain of $24.6 million on the settlement of debt obligations to Elan.

Revenue

Discontinued Revenues in 2004 were $1.0 million compared with $7.4 million for 2003, a decline of $6.4 million or 86% and $65.4 million in 2002.  The decrease was largely due to API only being included in 2004 from January 1 to February 25, being the date of its disposal.  API was included for the full years of 2003 and 2002.  In addition, discontinued revenues in 2003 and 2002 included the revenues from our Swedish drug delivery business up to October 28, 2003, the date of its disposal.

Also, 2003 revenue reflects exceptional charges, relating to turnover comprising $10,624,000 relating to product returns and sales deductions.  The exceptional charges arose because of the level of in-market inventories coupled with a sharp decline in 2003 demand when compared to 2002 because of generic competition.

In 2004, all of our revenue was attributable to discontinued operations. In 2003, 54% of revenue was attributable to one customer and the next four largest customers accounted for an additional 36% of our revenue.

Gross Margin

The gross margin for 2004 from discontinued business was a profit of $0.9 million compared to a loss of $4.5 million for 2003 and a profit of $35.3 million in 2002.  The 2003 loss was the result of charges of $4,518,000 in respect of Permax inventory write-offs because of the deterioration in sales following the launch of a generic competitor in December 2002 and inventory losses of $762,000 on the primary care line of products because of deteriorating sales and high in-market inventories.  Offsetting these charges was a $600,000 reduction in Permax royalty relating to the exceptional reductions in revenues.

Prior to these charges in 2003 (both against revenue and in inventory provisions), the gross margin increased to 89% in 2004 of sales from 60% in 2003, due to the accounting adjustments prior to the conclusion of the disposal of API to Valeant.

Operating Expenses

In 2004, expenses for discontinued operations include selling, general and administrative expenses of $1.6 million being costs originated in API prior to disposal, research and development expenses of $2.5 million representing our obligations to fund Zelapar safety studies as part of the disposal of API to Valeant, and $2 million of other income associated with the settlement of our dispute with Valeant. Selling, general and administrative expenses from discontinued activities decreased to $1.6 million in 2004 from $15.1 million in 2003 and $18.1 million in 2002.  The decrease is primarily due to the disposal of API and ADAB in February 2004 and October 2003 respectively.  Research and development expenditure on discontinued operations decreased to $2.5 million or by 54% in 2004 from $5.4 million in 2003 and $6.2 million in 2002.  The $2.5 million in 2004 reflects the costs incurred by Amarin on Zelapar as explained above. Research and development expenses in 2003 and 2002, reflect the research and development costs incurred with respect to our US operations and Swedish drug delivery business prior to their disposal.

Amortization

Amortization of Permax and the Primary Care Portfolio is included in selling, general and administrative expenses. Amortization expenditure during 2004 was $nil in 2004, as both were impaired down to their net realized values, at 31 December 2003, using the disposal proceeds values arising from the 25 February 2004 disposal to Valeant. The amortization charge was $4.9 million in 2003 and $6.8 million in 2002.

Interest and Similar Income and Interest and Similar Expense

Net interest income for 2004 was $0.22 million compared to net interest expense of $0.84 million for 2003 and $2.0 million in 2002.  The 2004 net income comprises interest and similar income of $0.55 million (compared to $0.07 million in 2003 and $0.4 million in 2002), which was earned from cash balances held on deposit and on the loan made to Laxdale prior to its acquisition, and interest expense and similar charges of $0.33 million (compared to $0.9 million in 2003 and $2.4 million in 2002).  The interest expense arises on the loan from Elan (which was subsequently assigned to Mr. Thomas Lynch), as explained in more detail below in “— Liquidity and Capital Resources.” The increase in net interest income is primarily due to Amarin having lower interest bearing debt during 2004 compared to 2003 and 2002 and a foreign exchange gain of $0.4 million arising on cash balances during 2004. Following the reduction of debt in 2002 and 2003, on February 25, 2004, the outstanding principal amount was reduced further to $5 million. As discussed above, this debt (loan notes) of $5 million in favor of Elan was purchased by Mr. Lynch. This reduction was subsequently followed by the conversion of $3 million of the loan notes into equity, leaving $2 million of debt outstanding from October 7, 2004 onwards.

Taxation

A non-cash deferred tax accounting charge of $7.5 million on the exceptional gain on the settlement of debt obligations to Elan is included in the tax charge for the year ended December 31, 2004.  This offsets a deferred tax credit of an equivalent amount included in the income statement of the fourth quarter of 2003.  The tax charge of $3.5 million in 2002 includes $2.6 million in relation to corporation tax on a capital gain incurred on the disposal of assets in a discontinued business which took place during the 1999 fiscal year.

Preference Share Dividend

During 2003, the last remaining 2,000,000 3% convertible preference shares held by Elan were converted into 2,000,000 ordinary shares and non-equity dividends of $24,000 were accrued.  On conversion, Elan gave up their preferential rights, including rights to an accrued dividend, in exchange for the new ordinary shares allocated. In February 2004, Amarin settled its debt obligations with Elan by the payment of cash and the issue of a $5 million loan note.  As a result, with there being no longer a need to maintain an accrual for a preference dividend in 2004, Amarin released the accrued preference share dividends of $643,000.

Comparison of Fiscal Years Ended December 31, 2003 and December 31, 2002

Overview

In 2003 we saw strong competition to Permax, our leading product at the time, from both other dopamine agonists and generic competition that entered the market in December 2002.  In addition, as disclosed in our annual report on Form 20-F for the year ended December 31, 2002, we ended 2002 with high wholesaler inventory levels for all of our US products and experienced low revenues during 2003 as in-market inventory levels at the end of 2003 declined.   These factors resulted in significant losses in 2003 and significant net cash outflow.

This deterioration in our trading during 2003 meant that we were unable to generate sufficient cash flows from operations to meet our debt obligations.  To address our debt obligations we divested most of our operations through two transactions, one in 2003 and the other shortly after the year-end.  The first of these transactions was the sale of Amarin Development AB (“ADAB”) on October 28, 2003.  The second was the sale of API on February 25, 2004.

In accordance with UK GAAP, the results of both businesses divested were shown as discontinued for 2004 and for the comparative years ended December 31, 2003 and 2002.

Revenue

After the disposals of ADAB and API, our remaining business comprised a corporate head office and US rights to Miraxion for Huntington’s Disease, which was then owned by Laxdale Limited.  Accordingly, our continuing operations did not generate any revenues in 2003 or 2002.

Operating Expenses

Total operating expenses for the continuing business were $6.2 million in 2003 compared to $6.1 million in 2002, an increase of 2%, and comprised selling, general and administrative expenses of $5,624,000 in 2003 ($5,554,000 in 2002) and amortization of product rights of $576,000 in both 2003 and 2002.

Interest Income and Interest Expense

Net interest expense for 2003 was $0.8 million compared to $2.0 million for 2002.  The 2003 net charge comprises Interest Income of $0.1 million (compared to $0.4 million in 2002), which was entirely earned from cash balances held on deposit, and Interest Expense of $0.9 million (compared to $2.4 million in 2002).  The Interest Expense for 2003 arose on the $25 million interest bearing loan from Elan. The 2002 comparative included a provision of $0.5 million for interest on a capital gains tax liability in relation to the disposal of assets in a discontinued business in 1999.   The reduction in Net Interest Expense is primarily due to lower average interest bearing debt during 2003 compared to 2002 following the January 2003 $17.5 million partial loan repayment to Elan.

Discontinued Operations

As explained above, discontinued operations include the results of API for the whole of 2003 and of ADAB for the period through to its sale on October 28, 2003.

Discontinued Revenues in 2003 were $7.3 million compared with $65.4 million for 2002, a decline of $58.1 million or 89%.

Revenues for 2003 were impacted by a number of factors in addition to underlying trading changes.  The key factors were:

•                  Charges for Permax returns and in-market inventory risks as a result of generic competition and high in-market inventory levels of $9.0 million;

•                  Charges for returns on the Primary Care Portfolio of $1.6 million; and

•                  The inclusion of ADAB through October 28 2003 compared to the full year 2002 – a reduction in Revenue of $2.2 million.

Taking into account these factors, revenues from discontinued operations declined by $45.3 million.

For 2003, Permax net revenues were negative $2.4 million because of the returns charges, and net revenues prior to these charges were $6.6 million.  This compares to $41.3 million of Permax revenues in 2002.  At the end of 2002, wholesale customers held significant inventories of Permax and with the decline in demand due to competition did not require us to make further sales throughout 2003.  In-market inventory levels at the end of 2003 remained high in number of month’s forward coverage due to the reduction in monthly in-market demand.

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

The primary care portfolio generated $5.0 million of revenue in 2003, compared to $16.3 million in 2002.  The decline was due to an exceptional returns provision for excess inventory at one customer of $1.6 million (see above) and wholesaler inventory changes.  Wholesaler inventory levels had risen during 2002 in response to discounts that we offered.  Management believed that the resulting levels of inventory held by wholesalers at the start of 2003 were too high and an inventory reduction program was initiated, including the moderation of previous discounting practices.

The Phrenilin family of products generated revenues of $2.1 million in 2003, compared to $6.9 million in 2002. In-market total prescriptions for the Phrenilin family declined 19% in the year ended December 31, 2003 compared to the prior year. According to external industry data, the butalbital market in which Phrenilin competes declined 36% over the same period. Bontril generated revenues of $3.3 million in 2003 compared to $5.8 million in 2002 and in market its total prescriptions declined 9% in 2003, again compared to 2002. According to external industry data, total prescriptions of the anti-obesity market in which Bontril competes declined 16% over the same period. Motofen generated revenues of $0.7 million in 2003 compared to $1.4 million in 2002 and its total prescriptions were down 10% in the same period.  This 10% reduction in prescriptions for Motofen was due to management’s decision to reduce marketing expenditure in response to financial constraints.

We had only limited information on in-market inventory levels for our primary care portfolio. Information available for Bontril indicated that wholesalers and similar customers held approximately 8.5 months’ supply at the end of 2003 (based on December 2003 in-market demand), the same number of months (based on December 2002 in-market demand) as for 2002.

In 2003, 54% of our revenue was attributable to one customer, compared to 23% in 2002, and the next four largest customers accounted for an additional 36% of our revenue, compared to 56% in 2002.

The gross margin for 2003 from discontinued business was a loss of $4.5 million compared to a profit of $35.3 million for 2002.  The 2003 loss was a result of the charges against revenue explained above plus the charges for inventory provisions of $5.3 million relating to Permax and Primary Care in-house inventory that was projected to expire prior to its sale, offsetting these charges are $0.6 million reduction in Permax royalty payments relating to the exceptional reductions in revenues.  The 2002 gross margin included a $4.7 million charge relating to the withdrawal of Phrenilin with Caffeine and Codeine in that year.

Prior to these charges (both against revenue and in inventory provisions for 2003 and 2002), the gross margin decreased to 60% of sales from to 61% in 2002.  The slight decrease is a result of product mix offset by management’s decision not to offer similar levels of discounts to customers as were offered in 2002.

Included in the 2003 selling, general and administrative expenses attributable to discontinued operations were impairment charges of $10.1 million relating to the write down of the intangible assets of Permax ($9.4 million) and the primary care portfolio ($0.7 million).  This compares to $38.8 million in 2002 related to Permax ($38.3 million) and Moraxen ($0.5 million). The 2003 impairment charges were made to reflect the actual net realizable value under the Valeant sale post year-end.  The 2002 Permax impairment charge arose as a result of the launch of a generic form of Permax in the last quarter of 2002.

Included in total operating expenses for 2003 was $0.1 million in royalties and distribution fees to Elan for sales of Permax, as compared to $1.4 million in royalties and distribution fees to Elan for Permax sales in 2002.

As disclosed in our Annual Report on Form 20-F for the year ended December 31, 2002, in January 2003 we agreed a reduction in our deferred consideration obligations to Elan relating to our purchase of Permax.  This resulted in a gain of $7.5 million that was reflected as a credit in operating expenses attributable to discontinued operations.

The 2002 results included a $0.5 million provision for the closure of the New Jersey facility, which took place during 2002 and a gain of $1.1 million on the release of a provision related to transdermal contracts that were sold in 1999 and as to which potential liabilities were no longer anticipated to crystallize.

Amortization of Permax and the Primary Care Portfolio which were included in selling, general and administrative expenses attributable to discontinued operations, decreased to $4.9 million in 2003 from $6.8 million in 2002. The reduction in amortization charge in 2003 arose because of the impairment to the Permax intangible asset carrying value at the end of 2002.

Included in the selling, general and administrative expenses in 2002 was a foreign exchange gain of $8.1 million (no gain or loss in 2003). The exchange gain resulted from translating dollar denominated balance sheet amounts into pounds sterling at the prevailing exchange rates. As of January 1, 2003 we changed our functional currency from pounds sterling to US dollars, which eliminated the effect of foreign exchange rates on US dollar amounts from that date forward. Our foreign currency net investments were not hedged by currency borrowings or other hedging instruments.

Research and development expenditure on discontinued operations decreased 12% in 2003 to $5.4 million. This decrease was largely driven by the inclusion of ADAB only for approximately 10 months in 2003 compared to 12 months for 2002.

A gain of $13.1 million arose on the sale of ADAB to Watson in 2003 and was disclosed in disposal of operations and was attributable to discontinued operations.

Taxation

In 2003, a deferred tax asset of $7.5 million was recognized on the excess of tax book values compared to accounting carrying values for Permax.  A deferred tax asset on part of the timing differences was recognized to the extent that it was realized in 2004 to shelter a gain arising on the settlement of Elan debt obligations.  Establishing this deferred tax asset gave rise to a tax credit of $7.5 million in 2003, being the substantial portion of the 2003 tax credit of $7.4 million. Included in the 2002 tax on profit on ordinary activities of $3.5 million is a provision of $2.6 million in relation to corporate tax on a capital gain incurred on the disposal of assets in a discontinued business which took place during the 1999 fiscal year.

Critical Accounting Policies

Our significant accounting policies are described in Note 2 to the consolidated financial statements beginning on page F-1 of this annual report.  As discussed above we disposed of ADAB in October 2003 and certain product lines and API in February 2004. This facilitated the settlement of our debt obligations owed to Elan. Following our acquisition of Laxdale, the Company is now a neuroscience company focused on the research, development and commercialization of novel drugs for central nervous system disorders. As such, our key asset is our research and development pipeline and the related intellectual property portfolio, which is classified under intangible assets. Our main source of funds until such time as the products under development receive regulatory approval for marketing will be from equity based financings and license fees (upfront and milestone fees) from partnering our drug development pipeline. As such we consider our most critical accounting policies to be those relating to intangible assets and specifically the treatment of research and development expenditure, together with our accounting policy relating to revenue recognition and specifically the treatment of upfront fees and milestones. Both critical accounting policies are considered customary within research and development companies in the pharmaceuticals industry.

Intangible Assets

Under UK GAAP intangible fixed assets are recognized when they meet the definitions set out in accounting standards. FRS 7 “Fair values in acquisition accounting” refers to separability (where items can be disposed of separately from the company as a whole) and control (e.g. via custody or legal/contractual rights). FRS 10 “Goodwill and intangible assets” refers to reliable measurement. We have applied these standards to the acquisition of Amarin Neuroscience Limited (see note 3 to this Form 20-F annual report) such that the value of the intangible fixed asset recognized, as supported by risk adjusted discounted cashflow analysis, is capped to ensure negative goodwill does not arise.

UK GAAP requires that we periodically evaluate acquired assets for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions, operational performance and expected cash flows from the assets. Since indications of impairments can result from events outside of our control, it can be difficult to predict when an impairment loss may occur. However, should an impairment occur, we would be required to write down the carrying value of the affected asset to its recoverable amount and to recognize a corresponding charge to the income statement. Any such impairment may have a material adverse impact on our financial condition and results of operations.

When we acquire a development product, as required under UK GAAP, amounts paid are capitalized and amortized over the estimated life of that asset. If the intangible asset is a marketed product, the amount capitalized is reviewed for impairment by comparing the net present value of future cash flows to the carrying value of the asset.

Under U.S GAAP long-lived assets chiefly relate to amounts capitalized in connection with acquired intangible assets. These assets are amortized over their estimated useful lives, which generally range from ten to fifteen years. Management periodically reviews the appropriateness of the remaining useful lives of its long-lived assets in the context of current and expected future market conditions. In the event that we are required to reduce our estimate of the useful lives of any of our long-lived assets, it would shorten the period over which we amortize the affected asset and may result in a material increase of amortization expense prospectively from the date of the change in estimate.

Overview of UK and US GAAP difference

Under UK GAAP pharmaceutical products which are in the clinical trials phase of development can be capitalized and amortized where there is a sufficient likelihood of future economic benefit. Under US GAAP specific guidance relating to pharmaceutical products in the development phase requires such amounts to be expensed unless they have attained certain regulatory milestones.

Revenue Recognition

Prior to the sale of our US business in February 2004 we derived the majority of our revenues from the sale of pharmaceutical products. Under UK GAAP, we recognized revenue for the invoiced value of products delivered to the customer, less applicable discounts. Our normal sales terms allowed for product returns under certain conditions. We accrued for estimated sales returns and allowances and offset these amounts against revenue. We regularly reviewed our estimates against actual returns and also factored in other variables such as planned product discontinuances and market and regulatory considerations.  Actual returns and deductions were processed against returns and deductions reserves and such reserves were updated to reflect differences between estimates and actual experience.

Under UK GAAP income under license agreements is recognized when amounts have been earned through the achievement of specific milestones set forth in those agreements and/or the costs to attain those milestones have been incurred by us. A minority of the license agreements provide that if we materially breach the agreement or fail to achieve required milestones, we would be required to refund all or a specified portion of the income received under the agreement. No provision is included for repayments of such income if the directors consider that this eventuality is remote.

Under US GAAP and in accordance with Staff Accounting Bulletin 101 “Revenue Recognition in Financial Statements”, as updated by Staff Accounting Bulletin 104 “Revenue Recognition” and Emerging Issues Task Force or EITF00-21 “Revenue Arrangements with Multiple Deliverables”, revenue from licensing agreements would be recognized based upon the performance requirements of the agreement. Non-refundable fees where the company has an ongoing involvement or performance obligation would be recorded as deferred revenue in the balance sheet and amortized into license fees in the profit and loss account over the estimated term of the performance obligation.

Overview of UK and US GAAP difference

Under UK GAAP milestone payments have been recognized when achieved. Under US GAAP, the Company’s adoption of SAB 101 (which has now been updated by SAB 104) resulted in the deferral of revenue associated with certain up-front payments and refundable milestone payments. This deferred revenue is then released to the income statement systematically over time.

Revised Unaudited Proforma Financial Information contained in Form F-3s

Amarin has two registration statements on Form F-3 (registration numbers 333-121760 and 333-121431) (the “F-3s”) on file with the SEC, into which this Form 20-F is incorporated by reference, that contain unaudited pro forma combined condensed consolidated financial information for the six months ended and at 30 June 2004 and for the year ended 31 December 2003 for Amarin Corporation plc and Laxdale.  This unaudited pro forma financial information includes preliminary pro forma acquisition adjustments based on available information and certain assumptions made by Amarin management at the time.

In calculating equity shareholders’ funds, under US GAAP, in the unaudited pro forma combined condensed consolidated balance sheet at 30 June 2004 included in the F-3s, the negative goodwill that arose on the acquisition of Laxdale was applied on a pro-rata basis to certain non-current assets.  Instead of applying negative goodwill to certain non-current assets, under U.S. GAAP such negative goodwill should have been recorded as a deferred credit — see Note 41 to the financial statements beginning on page F-1 of this annual report.  Had this deferred credit been included as a pro forma acquisition adjustment in the unaudited pro forma combined condensed consolidated balance sheet at 30 June 2004, the impact would have been to reduce equity shareholders’ funds, under US GAAP, by approximately $41,000,000.  Further, if such negative goodwill had been recorded as a deferred credit the write-off of the intangible asset acquired would have been approximately $48,000,000 instead of approximately $7,000,000, as previously disclosed in the notes to the pro forma financial information.

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

B.            Liquidity and Capital Resources

Historically, we have financed our operations through cash generated from operations as well as the issuance of debt and equity securities. However, in the near term future we will likely be compelled to meet all of our liquidity needs through license fees from partnering our drug development pipeline and/or completing further equity based financings, until we are successful in commercializing our development products. Over the three years ended December 31, 2004, we have received $31 million in cash from the issuance of shares (net of expenses) and $11.9 million in loans, the loans having been provided by Elan, a related party until October 2004.  We have made loan repayments of $38.3 million during this three-year period.  These repayments related to loans received during the three years ended December 31, 2004 and in earlier periods.  During 2004, we settled and re-financed the Company’s remaining debt.  At December 31, 2004 we had approximately $11.0 million in cash and $2.0 million in debt with a cash maturity in 2009, if not previously converted to equity.  For further information on liquidity and capital resources please see Note 1 to the consolidated financial statements beginning on page F-1 of this annual report

Cash

As of December 31, 2004, we had approximately $11.0 million in cash compared with $2.1 million as of December 31, 2003. This cash has been invested primarily in US dollar and sterling pound denominated money market and checking accounts with financial institutions in the UK having a high credit standing.

Cash flows expended on continuing operations were $11.1 million for the year ended December 31, 2004 as compared with $5.0 million for the year ended December 31, 2003 and $4.3 million for the year ended December 31, 2002. Cash flows generated on discontinued operations were $1.0 million for the year ended December 31, 2004 as compared with cash flows expended on these discontinued activities of $10.1 million and $10.5 million inflow for the years ended December 31, 2003 and 2002 respectively.

The operating cash flows expended on continuing and discontinued operations reflect funding of the operating loss of $11.1 million adjusted for non-cash depreciation and amortization ($0.8 million), and a net inflow on working capital of $0.2 million.   In 2003, the operating cash flows expended on continuing and discontinued operations reflect funding of the operating loss of $38.9 million adjusted for non-cash depreciation, amortization and impairment charges ($16.1 million), and a net inflow on working capital of $ 7.6 million.

Cash flows generated from investing activities were $28.5 million in 2004 as compared to $16.8 million expended in 2003. Our principal investing activities related to the acquisition of Zelapar $7.9 million outflow and subsequent disposal to Valeant as part of API, as described above. The intangible assets included within the API disposal generated cashflows of $36.4 million. Our principal investing activities in 2003 related to the purchase of the remaining US rights to Permax from Elan for which $16.1 million was paid in 2003 and $10.9 million in 2002.

In 2004, cash of $0.8 million was expended on the professional fees and other costs associated with the acquisition of Amarin Neuroscience Limited, together with the assumption of $2.7 million in overdrafts and loans. $1.8 million of cash was also eliminated from the Company upon the disposal of API. In 2004, cash of $1.6 million was received for the disposal of shares in API offset by cash outflows of $11.8 million associated with the API disposal.  Such outflows included $9.3 million in inventory management fees, legal and transaction fees of $2.3 million and $0.2 million in rental payments in respect of the now vacant premises formerly occupied by API in Mill Valley, California. In 2004, cash of $0.8 million was recieved relating to the remaining escrow proceeds of the 2003 disposal of ADAB.

In 2003 $13.4 million (net of expenses) was received from the sale of Amarin Development AB and the purchaser additionally assumed a $0.3 million overdraft.  There were no significant acquisitions or disposals of assets in 2002 or 2001.

Cash inflows from financing activity in 2004 were $5.5 million compared to cash inflows from financing activities in 2003 of $1.4 million and cash outflows of $3.0 million in 2002. Net cash provided by financing activities in 2004 comprised a private placement of ordinary shares ($12.775 million) offset by issuance costs of $953,000.  Net cash outflows on financing activities in 2002 primarily related to repayment of Elan loans.

 The 2002 purchase of the remaining US rights to Permax consisted of a non-cash movement due to the negotiation of a series of deferred payments, which were in the amount of $27.5 million.  In January 2003, Elan agreed to waive $7.5 million of the deferred payments and during 2003 $16.1 million was paid, $5 million in two quarterly installments and $11.1 million from the proceeds received on the sale of ADAB (see commentary above).  As of December 31, 2003, $3.9 million in deferred payments was outstanding.

As described in Item 4 “Information on the Company — History and Development of the Company,” we completed a private placement of 13,474,945 Ordinary Shares, raising gross proceeds of approximately $12.775 million in October 2004. The net proceeds of our October 2004 private placement (taking into account professional advisors’ fees associated with filing the related registration agreement with the SEC, cash fees of our placement agent and government stamp duty but not our travel, printing or other expenses) were approximately $11.8 million.

As described in Item 4 “Information on the Company — History and Development of the Company,” we completed a private placement of 6,093,728 Ordinary Shares, raising gross proceeds of approximately $21.2 million in January 2003. As part of the private placement, we issued warrants to acquire 313,234 Ordinary Shares at an exercise price of $3.4785 per share, which warrants are exercisable between January 27, 2004 and January 26, 2008. The net proceeds of our January 2003 private placement (taking into account the cash fees of our placement agent but not our legal, travel, printing or other expenses) were approximately $19.1 million. We applied a portion of these net proceeds, together with available cash reserves, to satisfy certain payment obligations to Elan. See “— Contractual Obligations,” Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions” and our financial statements beginning at page F-1 of this annual report

At December 31, 2004, Amarin had total debt of $2.0 million with a cash maturity in 2009.   This is reduced from debt of $35.4 million due on demand at December 31, 2003.   The $35.4 million of debt was settled in the first quarter as referred to above, following the sale of Amarin’s U.S. operations in the first quarter of 2004.   On September 29, 2004, Amarin’s non-executive chairman, Mr. Thomas Lynch, signed an agreement with Elan to acquire its remaining debt and equity interests in Amarin, including the remaining $5 million of loan notes owed by Amarin to Elan.   On October 7, Mr. Lynch agreed to convert $3 million of the $5 million of loan notes into 2,717,391 ordinary shares with an option to convert the remaining $2 million at the offering price of any future equity financing.  Amarin’s debt was thus reduced to $2 million with a maturity in 2009, if not previously converted.

All treasury activity is managed in the corporate head office. Cash balances are invested in short-term money market deposits, either dollar or sterling.  No formal hedging activities are undertaken although cash balances are maintained in currencies that match our financial obligations and forecast cashflows.

As of March 31, 2005 and on the basis of forecast cash flows, we have sufficient cash to fund our operating activities, including the commencement of planned phase Ill trials for Miraxion in Huntington’s disease, through the end of the summer of 2005. We intend to obtain additional funding through earning license fees, from partnering our drug development pipeline and/or completing further equity-based financings in the forthcoming year. There is no assurance however that our efforts to obtain additional funding will be successful. If efforts are unsuccessful, there is uncertainty as to whether we will be able to fund our operations on an ongoing basis. We will also require further capital investment in the future to implement our long-term growth strategy of acquiring additional development stage and/or marketable products, recruiting clinical, regulatory and sales and marketing personnel, and growing our business. Depending on market conditions and our ability to maintain financial stability, we may not have access to additional capital on reasonable terms or at all. Any inability to obtain additional financing when needed would adversely affect our ability to sustain and to grow our business.

C.            Research and Development

Following the acquisition of Laxdale Limited on October 8, 2004, Amarin has an in-house research and development capability and expertise, supplemented by retained external consultants. Prior to their disposals, as discussed above, Amarin undertook research and development activities through ADAB and API. Costs classified as research and development are written off as incurred, as are patent costs. Such costs include staff costs, professional and contractor fees, materials and external services. Details of amounts charged in the three years ended December 31, 2004, are disclosed above. Specifically, we incurred $3.5 million in 2004, of which $2.5 million was in respect of obligations to fund Zelapar safety studies, which we undertook in connection with the sale to Valeant, and $1.0 million was in respect of costs attributable to research and development activities as incurred by Laxdale, our newly acquired subsidiary. In 2003, we incurred costs of $5.4 million (2002: $6.2 million) relating such expenses incurred by API and ADAB. To date Amarin had managed development risk by structuring agreements such that our development partners incur the cost of the research and development activities for products we license from them. Following the acquisition of Laxdale our expenditure will be increasingly focused on proprietary research and development, as we pursue our goal of becoming a leader in the research, development and commercialization of novel drugs for CNS disorders.  In addition, we plan to commence two phase III trials with Miraxion in Huntington’s disease by mid 2005 and have engaged external clinical research organizations and consultants to assist us, as detailed below in part F.  This will result in our research and development expenditure increasing significantly in 2005 when compared to the levels incurred in prior years.

D.            Trend Information

Following the sale of our US assets to Valeant we do not have significant short-term revenue generating assets. In 2005, it is likely that our only revenues, if any, will be from earning up front license fees from partnering our development pipeline, such as entering into a license of Miraxion for depression. We will not earn product sales until a product from our development pipeline is approved by a regulatory body or we acquire a revenue generating product. Future results for the Company in its current form will primarily reflect expenditure on our research and development pipeline and corporate activities.  Following the acquisition of Laxdale Limited in October 2004, our expenditure will be increasingly focused on research and development, as we pursue our goal of becoming a leader in the research, development and commercialization of novel drugs for CNS disorders.  We plan to commence two phase III trials with Miraxion in Huntington’s disease by mid 2005.  This will result in our research and development expenditure increasing significantly in 2005 when compared to the levels incurred in prior years.

The success of our development efforts is dependent in part upon the ability of the products to meet and to continue to meet regulatory requirements in the jurisdictions where we ultimately intend to sell such products. The development, manufacture and marketing of pharmaceutical products are subject to extensive regulation by governmental authorities in the U.S., the European Union, Japan and elsewhere. In the U.S., the FDA generally requires pre-clinical testing and clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before its introduction into the market. Regulatory authorities in other jurisdictions impose similar requirements. The process of obtaining regulatory approvals is lengthy and expensive and the issuance of such approvals is uncertain.

E.              Off Balance Sheet Transactions

Although there are no disclosable off balance sheet transactions, there have been transactions involving contingent milestones—see “Note 40—Related Party Transactions” in the financial statements.

F.              Contractual Obligations.

The following table summarizes our payment obligations as of December 31, 2004.  The operating lease obligations primarily represent rent payable on properties leased by the Company.  Some of the properties leased by the Company have been sub-let and generate rental income.

	Payments due by period in $000’s
	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter

Long term debt	2,000	—	—	—		2,000	—
Capital / finance lease	—	—	—	—	—	—	—
Operating lease	6,584	1,432	1,432	1,070	622	622	1,406
Purchase obligations	—	—
Other long term creditors	—	—	—	—	—	—	—

Total	8,584	1,432	1,432	1,070	622	2,622	1,406

During 2005, Amarin Corporation plc has opened an office in Dublin; the amount payable for the one year lease is $32,000.

There are no capital commitments relating to the Miraxion development project. However, under the purchase agreement for Laxdale, upon the attainment of specified development milestones we will be required to issue additional Ordinary Shares to the selling shareholders or make cash payments (at the sole option of each of the selling shareholders) and we will be required to make royalty payments of 6% on future sales of Miraxion (consisting of 5% payable to Scarista Limited and 0.5% payable to each of Dr. Malcolm Peet and Dr. Krishna Vaddadi).  The final purchase price will be a function of the number of Ordinary Shares of Amarin issued at closing and actual direct acquisition costs, together with contingent consideration which may become payable, in the future, on the achievement of certain approval milestones.  Such contingent consideration may become payable upon marketing approval being obtained for approval of products (covered by Laxdale’s intellectual property) by the FDA and EMEA. The first approval obtained in the US and Europe would result in additional consideration of £7,500,000 payable, for each approval, to the selling shareholders of Laxdale Limited in either cash or stock (at the sole option of each of the selling shareholders). The second approval obtained in the US and Europe would result in additional consideration of £5,000,000 payable, for each approval, to the vendors of Laxdale Limited. (See note 33 to our financial statements beginning on page F-1 of this annual report).

Subsequent to the year end, Amarin has engaged various clinical research organizations and consultants to assist in the design, project management and roll-out of the planned two phase III trials with Miraxion in Huntington’s disease by mid 2005. We entered into a clinical trial agreement with the University of Rochester on March 18, 2005. Pursuant to this agreement the University is obliged to carry out or to facilitate the carrying out of a clinical trial research study set forth in a research protocol on Miraxion in patients with Huntington’s Disease in the U.S. Additionally, we intend to appoint a clinical research organization to carry out a similar study in the European Union and expect to make such appointment in the second quarter of 2005. The cost associated with the clinical trial agreement with the University of Rochester is estimated as follows:

	Estimated Payments due by period in $000’s from 1 January 2005
	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter

Clinical research	5,857	2,691	1,883	1,283	—	—	—

Item 6 Directors, Senior Management and Employees

A.            Directors and Senior Management

The following table sets forth certain information regarding our officers and directors. A summary of the background and experience of each of these individuals follows the table.

Name	Age	Position
Thomas G. Lynch	48	Chairman and Non-Executive Director
Richard A. B. Stewart	46	Chief Executive Officer and Director
Alan Cooke	34	Chief Financial Officer and Director
John Groom	66	Non-Executive Director
Anthony Russell-Roberts	60	Non-Executive Director
William Mason	53	Non-Executive Director
Simon Kukes	48	Non-Executive Director
Michael Walsh	53	Non-Executive Director
Jonathan Lamb	37	General Counsel and Company Secretary
Darren Cunningham	32	Executive Vice President, Strategic Development

Mr. Thomas Lynch joined us on January 21, 2000 as Chairman and Non-Executive Director. Mr. Lynch previously worked at Elan Corporation plc. While there, he had a number of roles including Vice Chairman, Executive Vice President, Chief Financial Officer and Director. Prior thereto, Mr. Lynch was a partner in the international accounting firm of KPMG, where he specialized in the provision of international corporate financial services. Mr. Lynch is also a director of IDA Ireland (an Irish governmental agency), Icon plc and The Royal Ballet at the Royal Opera House.

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

Mr. Alan Cooke was appointed as Chief Financial Officer and executive director in May 2004.  Prior to joining Amarin, Mr. Cooke spent approximately eight years at Elan Corporation, plc, most recently as Vice President, Global Strategic Planning. Prior to Elan, Mr. Cooke worked at KPMG, Dublin for 4 years. He holds a Bachelor of Commerce degree and a Diploma in Professional Accounting from University College, Dublin. Mr. Cooke is a member of the Institute of Chartered Accountants (Ireland).

Mr. John Groom joined us as a Non-Executive Director on May 29, 2001. Mr. Groom served as President and Chief Operating Officer of Elan Corporation plc from July 1996 until his retirement in January 2001. Mr. Groom continues to serve as a non-executive director of Elan. Mr. Groom was President, Chief Executive Officer and Director of Athena Neurosciences, Inc. prior to its acquisition by Elan in 1996. Mr. Groom serves on the board of directors of Neuronyx Inc., CV Therapeutics Inc. and Ligand Pharmaceuticals Incorporated.

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

Dr. William Mason was appointed as a Non-Executive Director on July 19, 2002. Dr. Mason is an entrepreneur with a strong scientific background in healthcare and life sciences. He received his doctorate in physiology from Trinity College, Cambridge in 1977. For twenty years Dr. Mason led a public and industry-funded program of neuroscience-focused medical research using cellular and molecular genetics, advanced computing and engineering technology for the visualization of chemical events in biological cells and high throughput drug discovery. During this time, Dr. Mason also played an active part as a member of the Advisory Council on Science and Technology in the UK Cabinet Office of HM Government focused on changes to the educational system to effect the development of a more highly qualified scientific and technical manpower base in the UK. He also founded several successful high technology companies. Currently, Dr. Mason is Chairman of Cytomyx plc (AIM: CYX), Meridian Technology Ltd, Ranier Technology Ltd and Team Consulting Ltd, a board director of Sage Healthcare Ltd and an Advisory Board Member of Cambridge Gateway Fund. He is also a member if the 3i Independent Directors’ Program.

Dr Simon Kukes was appointed a director on January 1, 2005. Dr. Kukes is an American citizen. He was President and Chief Executive of Tyumen Oil Company (TNK) from 1998 until its merger with British Petroleum (BP) in 2003. He then joined Yukos Oil as chairman. He also served as chief executive of Yukos from 2003 until June 2004. In 1999, he was voted one of the Top 10 Central European Executives by the Wall Street Journal Europe and in 2003 he was named by The Financial Times and PricewaterhouseCoopers as one of the 64 most respected business leaders in the world.  He owns approximately 8% of the ordinary shares of Amarin. Dr. Kukes has a primary degree in Chemical Engineering from the Institute for Chemical Technology, Moscow and a PhD in Physical Chemistry from the Academy of Sciences, Moscow and was a Post-Doctoral Fellow of Rice University, Houston, Texas. He is the holder of more than 130 patents and has published more than 60 scientific papers. He is currently a member of the Council of Energy, Marine Transportation and Public Policy at Columbia University in New York.

Dr. Michael Walsh was appointed a director on January 1, 2005. Dr. Walsh is an executive director of International Investment and Underwriting (“IIU”), a private equity firm based in Dublin.  Dr. Walsh is Chairman of Irish Nationwide Building Society, one of Ireland’s main mortgage providers. He is a non-executive director of a number of companies including London City Airport, Daon, a company involved in biometric authentication and Seer Partners, a technology oriented venture capital company.  Dr. Walsh has Bachelor of Commerce and Master of Business Studies degrees from University College Dublin and MBA and PhD degrees from the Wharton School, University of Pennsylvania. Prior to IIU, he was an executive director of NCB Group Ltd, one of Ireland’s leading stockbrokers. He was previously Professor of Banking and Finance at University College Dublin.

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

Mr. Darren Cunningham was appointed as our Executive Vice President Strategic Development in September 2002. Prior to joining Amarin, Mr. Cunningham worked for Elan Corporation, plc as manager and then Associate Director of Strategic Planning. Mr. Cunningham is a member of the Institute of Chartered Accountants (Ireland) and trained at Price Waterhouse in Dublin.

Following the sale of Amarin Pharmaceuticals Inc on 25th February 2004 to Valeant Pharmaceuticals International, Michael D. Coffee resigned as a director and employee of the Company. Mr. Coffee, the former Chief Operating Officer was entitled to receive certain severance benefits on termination of his employment with us or on a change of control.  These benefits included (i) a lump sum severance payment of 12 months’ salary, plus an additional month for each year or part year of service, up to a maximum total payment of 18 months, (ii) outplacement assistance, (iii) a prorated bonus payment for that year, (iv) a continuation of payment of his employee portion of any COBRA benefits; and (v) accelerated vesting of unvested stock options held. On the date of his resignation Mr. Coffee waived any rights to severance benefits as against the Company.

Mr. Ian Garland our former chief financial officer resigned in May 2004.

Dr. Hubert Huckel, a non-executive director, retired from the Board with effect from February 28, 2005.

There is no family relationship between any director or executive officer and any other director or executive officer.

B.            Compensation

General

Our directors who serve as officers or employees receive no compensation for their service as members of our board of directors. Directors who are not officers or employees receive $46,000 per annum save for the Chairmen of the Audit and Remuneration Committees who receive $73,000 and such options to acquire Ordinary Shares for their service as non-executive members of the board of directors as the Remuneration Committee of the board of directors may from time to time determine. Thomas Lynch and John Groom have waived their right to non-executive directors’ fees for the 2004 fiscal year. Additionally, Thomas Lynch has to date waived all of his rights with respect to option grants to non-executive directors that were proposed during his tenure as a director.

For the year ended December 31, 2004, all of our directors and senior management as a group received total compensation of U.S

$2.0 million and in addition, directors and senior management were issued options to purchase a total of 675,000 Ordinary Shares during such period. See “— Share Ownership” below for the specific terms of the options held by each director and officer.

There are no sums set aside or accrued by us for pension, retirement or similar benefits although we do make contributions to certain of our employees’ and officers’ pensions during the term of their employment with us.

Compensation paid and benefits granted to our directors during the year ended December 31, 2004 are detailed below:

Directors’ detailed emoluments

Name	Salary & fees	Benefits in kind	Annual bonus	2004 Total
	$000	$000	$000	$000
M Coffee	63	3	—	66
A Cooke	181	1	135	317
R A B Stewart**	389	8	241	638
A Russell-Roberts	73	—	—	73
J Groom*	—	—	—	—
T G Lynch (Chairman)*	—	—	—	—
H E Huckel	46	—	—	46
W Mason	73	—	—	73
	825	12	376	1,213

Benefits in kind include medical and life insurance for every executive director. No expense allowances were provided to the directors during the year.

*Both T G Lynch and J Groom waived their non-executive director’s fees in respect of the year ended 31 December 2004. This amounted to $46,000 for each non-executive director in 2004.

**In addition to the above, R A B Stewart and A Cooke has pension contributions paid into their personal scheme or accrued by the Company in 2004 of $33,000 and $11,000 respectively. The payment, which is in excess of R A B Stewart’s normal entitlement under the Company’s pension scheme arrangements, was approved by the Remuneration Committee.

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

As a condition to the grant of an option award, we and the recipient shall execute an award agreement containing such restrictions, terms and conditions, if any, as the remuneration committee may require. Option awards are to be granted under the plan for no cash consideration or for such minimal cash consideration as may be required by law. The exercise price of options granted under the plan shall be determined by the remuneration committee, however the plan provides that the exercise price shall not be less than 100% of the fair market value, as defined under the plan, of an Ordinary Share on the date that the option is granted. The consideration to be paid for the shares under option shall be paid at the time that the shares are issued. The term of each option shall end ten years following the date on which it was granted. The remuneration committee may decide from time to time whether options granted under the plan may be exercised in whole or in part.

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

At the annual general meeting for 2004, Messrs. Mason, Russell-Roberts and Lynch retired by rotation, and were re-elected. Assuming no further directors choose to retire and not stand for re-election at the annual general meetings in 2005 and 2006, we would expect Messrs. Kukes, Walsh, Cooke, Groom and Stewart, to retire and stand for re-election at the 2005 annual general meeting and Messrs. Mason, Russell-Roberts and Lynch to retire and stand for re-election at the 2006 annual general meeting. See — “Directors and Senior Management” above for details of when each of our directors joined our board of directors.

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

The audit committee currently comprises the following directors:

•                  Dr. William Mason (Chairman);

•                  Mr. Anthony Russell-Roberts; and

•                  Mr. John Groom (Financial Expert)

Remuneration Committee

The remuneration committee of the board of directors comprises three of our non-executive directors. The remuneration committee’s primary responsibility is to approve the level of remuneration for executive directors and key employees. It may also grant options under our share option schemes to employees and executive directors and must approve any service contracts for executive directors and key employees. Non-executive directors’ remuneration is determined by the full board of directors.

The remuneration committee currently comprises the following directors:

•     Mr. Anthony Russell-Roberts (Chairman);

•     Dr. Michael Walsh and

•     Mr. Thomas Lynch.

D.            Employees

The average numbers of employees employed by us during each of the past three financial years are detailed below:

Employment activity	12/31/04	12/31/03	12/31/02
Marketing and Administration	15	50	58
Clinical and Regulation	2	5	6
Research and Development	1	20	24
Computing	—	2	2
Laboratory	—	13	16
Total	18	90	106

The average numbers of employees employed by us by geographical region for each of the last three financial years are set forth below:

Country	Number of Employees 12/31/04	Number of Employees 12/31/03	Number of Employees 12/31/02
UK	11	8	7
US	7	33	51
Sweden	0	49	48
Total	18	90	106

Following the sale of our US subsidiary in February 2004 our US employees did not remain with the Amarin group, resulting in a reduction of our workforce from 41 employees to 8. Following the purchase of Laxdale Limited in October, 2004 our workforce increased from 8 to 23.

E.              Share Ownership

The beneficial ownership of Ordinary Shares by, and options granted to, our directors or officers, including their spouses and children under eighteen years of age, as of March 31, 2005 are presented in the table below. See also “— Compensation — The Amarin Corporation plc 2002 Stock Option Plan”.

Director/ Officer	Note	Options/Warrants Outstanding to Acquire Number of Ordinary Shares	Date of Grant (dd/mm/yy)	Exercise Price per Ordinary Share	Ordinary Shares or ADS Equivalents Beneficially Owned	Percentage of Outstanding Share Capital*

J. Groom	1	15,000	23/01/02	$17.65	170,000	—
	1	15,000	06/11/02	$3.10
	1	25,000	21/07/04	$0.84
T. G. Lynch	2	500,000	25/02/2004	$1.90	7,371,210	19.5%
W. Mason	1	15,000	06/11/02	$3.10	—	—
	1&3	25,000	21/07/04	$0.84
A. Russell-Roberts	4	10,000	07/04/00	$3.00	2,350	—
	4	10,000	19/02/01	$6.12
	1	15,000	23/01/02	$17.65
	1	15,000	06/11/02	$3.10
	1	25,000	21/07/04	$0.84
R. A. B. Stewart	5	350,000	23/11/98	$5.00	10,000	—
	1	150,000	23/01/02	$17.65
	1	150,000	06/11/02	$3.10
S. Kukes	—	—	—	—	3,000,000	7.9%
M.Walsh	—	—	—	—	105,596	—
D. Cunningham	1	60,000	18/07/02	$3.46	—	—
	1	40,000	24/02/03	$3.17
	1	75,000	21/07/04	$0.84
A. Cooke	1	375,000	07/07/04	$0.85	90,579	—
J. S. Lamb	1	80,000	18/02/02	$13.26	—	—
	1	26,667	06/11/02	$3.10
	1	65,933	24/02/03	$3.17
	1	125,000	21/07/04	$0.84

Notes:

(1)                      These options are exercisable as to one third on each of the first, second and third anniversaries of the date of grant and remain exercisable for a period ended on the tenth anniversary of the date of grant.

(2)                      The ordinary shares are held in the form of ADSs by Amarin Investment Holding Limited. The warrants issued to Amarin Investment Holding Limited are exercisable for up to 500,000 Ordinary Shares, on or before February 25, 2009.Amarin Investment Holding Limited is a company registered in Bermuda wholly owned by our Chairman, Mr. Thomas Lynch

(3)                      These options were issued to Vision Resources Limited, a company wholly owned by Dr. Mason.

(4)                      These options are currently exercisable and remain exercisable until ten years from the date of grant.

(5)                      When granted 100,000 of these options were to become exercisable at an exercise price of $25.00 in tranches upon the price of our Ordinary Shares achieving certain pre-determined levels.  On February 9, 2000, our remuneration committee approved the re-pricing of these 100,000 options to an exercise price of US$5.00 per Ordinary Share, exercisable immediately and the Company entered into an amendment agreement on the same day amending the exercise price from $25.00 to $5.00 and removing the performance criteria attached to such options.  These options are currently exercisable and remain exercisable until 1st April 2009.

*                             This information is based on 37,771,700 Ordinary Shares outstanding as of March 31, 2005.

Item 7  Major Shareholders and Related Party Transactions

A.            Major Shareholders

The following table sets forth to the best of our knowledge certain information regarding the ownership of our Ordinary Shares at March 31, 2005 by each person who is known to us to be the beneficial owner of more than five percent of our outstanding Ordinary Shares, either directly or by virtue of ownership of ADSs.

Name of Owner (1)	Number of Ordinary Shares or ADS Equivalents Beneficially Owned	Percentage of Outstanding Share Capital (2)
Amarin Investment Holding Limited (3)	7,871,210	20.8%
Belsay Limited (4)	2,572,500	6.8%
Essex Woodlands Health Venture Fund V, LP	3,220,420	8.5%
Sunninghill Limited	5,279,831	13.9%
Simon G. Kukes (5)	3,000,000	7.9%

Notes:

(1)                      Unless otherwise noted, the persons referred to above have sole investment power.

(2)                      This information is based on 37,771,700 Ordinary Shares outstanding as of March 31, 2005.

(3)                      Includes warrants to purchase 500,000 Ordinary Shares, which warrants are exercisable on or before February 25, 2009. Amarin Investment Holding Limited is a company registered in Bermuda wholly owned by our Chairman, Mr. Thomas Lynch.

(4)                      The 2,572,000 shares issued to Belsay Limited (in connection with the acquisition of Laxdale) can only be sold within certain limitations for a period of up to 360 days from October 8, 2004. For further details regarding the limitations applicable to Belsay see “Recent Developments—Laxdale Acquisition”.

(5)                      Includes 657,995 ADSs of which Simon and Clara Kukes are joint registered holders.

None of the above shareholders has voting rights that differ from those of our other shareholders. The total number of ADSs outstanding as of March 30, 2005 was 37,298,996. The ADSs represented approximately 98.7% of the issued and outstanding Ordinary Shares as of such date. As at March 30, 2005, to the best of our knowledge, we estimate that US shareholders constituted approximately 20% of the beneficial holders of both our Ordinary Shares and our ADSs.

B.            Related Party Transactions

During the year ended December 31, 2004 we entered into certain contracts, with Elan (which was a related party at the time such transactions were entered into but is no longer so) and Amarin Investment Holding Limited, which is a significant shareholder and an entity controlled by our Chairman Mr Thomas Lynch. Details of such transactions are given below.

In December 2003, the Company agreed with Elan that, if a minimum payment of $30 million was not made by December 31, 2003 in full and final settlement of certain debt obligations to the Elan group, such year-end deadline for debt repayment would be extended to March 31, 2004 in consideration of the payment to Elan of interest on such outstanding obligations (calculated at 1% per month on the outstanding balance) and a one-off payment to Elan of $1.5 million. Elan also provided the Company with a bridging loan facility whereby the Company could draw down up to $6 million during the months of January, February and March 2004 at a level of up to $2 million per month. Draw down of these funds was subject to the Company demonstrating to Elan’s satisfaction that the Company has a reasonable prospect of consummating a transaction to settle the Elan debt by March 31, 2004. In the period up to March 31, 2004 the sum of $4 million was drawn down under the bridging loan facility.

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

We also issued a $5 million 5-year loan note to Elan with capital repayment as follows:

•                  $1.5 million in January 2006;

•                  $1.5 million in July 2007; and

•                  $2 million in January 2009.

The loan note bears interest at the rate of 8% per annum, payable in semi-annual installments.

Additionally, we issued 500,000 warrants to Elan exercisable into ordinary shares for a period of 5 years from the date of issuance at a price of $1.90 per share, representing the average market closing price for our Ordinary Shares for the 30-day period prior to closing.

We closed the Valeant transaction on February 25, 2004.  From the proceeds of this sale we made a payment to Elan of approximately $17.2 million in partial payment of outstanding indebtedness and entered into the various agreements and instruments set out above.

On September 30, 2004 Amarin Investment Holding Limited, an entity controlled by our Chairman, Mr. Thomas Lynch, declared an interest to Amarin in the following securities in Amarin following their purchase from Elan Corporation plc and its affiliated companies:

•                  4,653,819 ADSs;

•                  Warrants to subscribe for 500,000 Ordinary Shares at an exercise price of US$1.90 per share; and

•                  US$5 million in aggregate principal amount of Secured Loan Notes due 2009, issued pursuant to a loan note instrument dated February 25, 2004.

The Board of Directors of Amarin reviewed and approved this transaction after consultation with certain of its advisors.

Following its acquisition of equity and debt securities of Amarin from Elan Corporation plc, Amarin Investment Holding Limited converted $3 million of the $5 million in principal amount of loan notes acquired by it into 2,717,391 ordinary shares of Amarin on October 7, 2004. The debt was converted at a price of $1.104 per share. This transaction was reviewed by Amarin’s audit committee and approved by our disinterested directors. The shares issued pursuant to such debt conversion are subject to a lockup agreement restricting their sale for a period of six months from October 7, 2004. The remaining $2 million in principal amount of the loan notes is payable in January 2009, and interest thereon accrues at the rate of 8% per annum and is payable on a semi-annual basis. Amarin Investment Holding Limited can, at its option, convert such remaining principal amount into ordinary shares at the offering price established by the Company pursuant to any equity financing in excess of $5 million that we may conduct in the future, subject to the review of Amarin’s audit committee and approval of Amarin’s disinterested directors.

C.            Interests of Experts and Counsel

Not applicable.

Item 8  Financial Information

A.            Consolidated Statements and Other Financial Information

See our consolidated financial statements beginning at page F-1.

Legal Proceedings

Permax Litigation

In late 2002, Lilly as the holder of the NDA for Permax, received a recommendation from the FDA to consider making a change to the package insert for Permax based upon the very rare observance (less than 0.01%) of cardiac valvulopathy in patients taking Permax. While Permax has not been definitely proven as the cause of this condition, similar reports have been noted in patients taking other ergot-derived pharmaceutical products, of which Permax is an example. In early 2003, Lilly amended the package insert for Permax to reflect the risk of cardiac valvulopathy in patients taking Permax and also sent a letter to a number of US doctors describing this potential risk. During 2003 and there have been fewer than 20 cases of VHD allegedly associated with Permax observed by Lilly, and only 3 have been pursued actively.  Two of the three have been settled by mediation; the third remains an open lawsuit pending in Texas.  There are 4 additional possible claims identified to Lilly and so far not pursued.  Causation is not established but is consistent with other fibrotic side effects observed in Permax. The claims have been made against Lilly and our former subsidiary, Amarin Pharmaceuticals Inc. (API). API conducted all sales and marketing activities with respect to such product during the period commencing May 2001 and ending February 2004.

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

Policy on Dividend Distributions

We have never paid dividends on the Ordinary Shares and do not anticipate paying any cash dividends on the Ordinary Shares in the foreseeable future. Under English law, any payment of dividends would be subject to the Companies Act, which requires that all dividends must be approved by our board of directors and, in some cases, our shareholders, and may only be paid from our distributable profits and only to the extent we have retained earnings, in each case determined on an unconsolidated basis. See Item 10 “Additional Information — Memorandum and Articles of Association — Description of Ordinary Shares — Dividends.”

B.            Significant Changes

Except as otherwise disclosed in this annual report in regard to Mr. Simon Kukes and Dr. Michael Walsh joining our Board of Directors on January 1, 2005 and Dr. Hubert Huckel retiring from our Board on February 28, 2005, no significant change has occurred since December 31, 2004.

Item 9  The Offer and Listing

A.                                    Offer and Listing Details

The following table sets forth the range of high and low closing sale prices for our ADSs for the periods indicated, as reported by the Nasdaq SmallCap Market. These prices do not include retail mark-ups, markdowns, or commissions but give effect to a change in the number of Ordinary Shares represented by each ADS, implemented in both October 1998 and July 2002. Historical data in the table has been restated to take into account these changes.

	US$ High	US$ Low
Fiscal Year Ended
December 31, 2000	8.50	3.75
December 31, 2001	27.97	5.00
December 31, 2002	21.00	2.76
December 31, 2003	4.81	1.39
December 31, 2004	3.99	0.53
Fiscal Year Ended December 31, 2003
First Quarter	4.13	2.46
Second Quarter	4.81	2.57
Third Quarter	3.37	2.25
Fourth Quarter	2.83	1.39
Fiscal Year Ended December 31, 2004
First Quarter	3.50	1.35
Second Quarter	1.46	0.86
Third Quarter	0.97	0.53
Fourth Quarter	3.99	1.00
Quarter Ended March 31, 2005	3.40	2.14
September 2004	0.94	0.53
October 2004	1.46	1.00
November 2004	3.99	1.47
December 2004	2.71	2.10
January 2005	3.40	2.62
February 2005	3.35	2.68

On March 31, 2005, the closing price of our ADSs as reported on the Nasdaq SmallCap Market was US $2.14 per ADS.

B.            Plan of Distribution

Not applicable.

C.            Markets

Our ADSs, which are evidenced by American Depositary Receipts, are traded on the Nasdaq SmallCap Market, the principal trading market for our securities, under the symbol “AMRN.” There is no public trading market for our Ordinary Shares. Each ADS represents one Ordinary Share.

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

Compensation of Directors

Each director is to be paid a director’s fee at such rate as may from time to time be determined by the board of directors and which shall not exceed £200,000 (approximately USD$395,000 at year end exchange rates) per annum or such higher amount determined by us. Any director who, at our request, goes or resides abroad for any purposes or services which in the opinion of the board of directors go beyond the ordinary duties of a director, may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board of directors may determine.

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

Description of Ordinary Shares

Our authorized share capital is £100,000,000 divided into 1,559,144,066 Ordinary Share, 5,000,000 Preference Shares and 17,939,786 deferred shares of 95p. In the following summary, a “shareholder” is the person registered in our register of members as the holder of the relevant securities. For those Ordinary Shares that have been deposited in our American Depositary Receipt facility pursuant to our deposit agreement with Citibank N.A., Citibank or its nominee is deemed the shareholder.

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

Preference Shares

Currently Amarin has 5,000,000 Preference Shares of £1 each forming part of its authorized share capital but none of these preference shares are in issue. The Preference Shares confer upon the holder the right to receive a fixed cumulative preferential dividend at the rate of 3% per annum and rank as to dividends in priority to any other shares issued by us. Each Preference Share is convertible into one Ordinary Share. The holders may not exercise the conversion rights for a period of two years following issuance, except with our approval. Holders of the Preference Shares are entitled to attend our general meetings and to vote in certain limited circumstances. Any dividend unclaimed after a period of twelve years from the date of declaration of such dividend shall be forfeited and shall revert to us.

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

Pre-emptive Rights

English law provides that shareholders have pre-emptive rights to subscribe to any issuances of equity securities that are or will be paid wholly in cash. These rights may be waived by a special resolution of the shareholders, either generally or in specific instances, for a period not exceeding five years. This differs from US law, under which shareholders generally do not have pre-emptive rights unless specifically granted in the certificate of incorporation or otherwise. Pursuant to resolutions passed at our annual general meeting on June 21, 2004, our directors are duly authorized during the period ending on June 21, 2009 to exercise all of our powers to allot our securities and to make any offer or agreement which would or might require such securities to be allotted after that date. The aggregate nominal amount of the relevant securities that may be allotted under the authority cannot exceed £77,060,214 (equivalent to 1,541,294,280 Ordinary Shares). Under these resolutions we are empowered to allot such Ordinary Shares as if English statutory pre-emption rights did not apply to such issuance and, therefore, without first offering such Ordinary Shares to our existing shareholders.

Redemption Provisions

Subject to the Companies Act of 1985 and with the sanction of a special resolution, shares in us may be issued with terms that provide for mandatory or optional redemption. The terms and manner of redemption would be provided for by the alteration of our articles of association.

Subject to the Companies Act of 1985, we may also purchase in any manner the board of directors considers appropriate any of our own Ordinary Shares, Preference Shares or any other shares of any class (including redeemable shares) at any price.

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

Change of Control

Save as expressly permitted by the Companies Act of 1985, we shall not give financial assistance, whether directly or indirectly, for the purposes of the acquisition of any of our shares or for reducing or discharging any liability incurred for the purpose of such acquisition.

If an offer is made to acquire more than half of our issued Ordinary Share capital and such offer has been recommended by the board, we will use reasonable endeavors to procure that a like offer is extended to the holders of the Preference Shares and that such offer remains open for not less than the acceptance period open to the holders of Ordinary Shares to enable the holders of Preference Shares to convert any or all of their Preference Shares and accept the offer if they wish to do so. There are currently no Preference Shares in issue.

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

In addition, Section 212 of the Companies Act of 1985 gives us the authority to require certain disclosure regarding an equity interest if we know, or have reasonable cause to believe, that the shareholder is interested or has within the previous three years been interested in our share capital. Failure to supply the information required may lead to disenfranchisement under our articles of association of the relevant shares and a prohibition on their transfer and on dividend or other payments. Under the deposit agreement with Citibank pursuant to which the ADRs have been issued, a failure to provide certain information pursuant to a similar request may result in the forfeiture by the holder of the ADRs of rights to direct the voting of the Ordinary Shares underlying the ADSs and to exercise certain other rights with respect to the Ordinary Shares. The foregoing provisions differ from US law, which typically does not impose disclosure requirements on shareholders.

C.            Material Contracts

During the two years prior to the date of this annual report, we entered into the following material contracts outside of the ordinary course of business. Copies of these agreements are filed as exhibits to this annual report.

•                  Clinical Supply Agreement between Laxdale and Nisshin Flour Milling Co., Limited dated October 27, 1999 relating to the supply of ethyl-eicosapentaenoate (ethyl-EPA) by Nisshin to Laxdale whereby Nisshin are obliged to supply all Laxdale’s requirements of ethyl-EPA to Laxdale for clinical supply to be used in clinical trials.

•                  Form of Warrant Agreement, dated March 19, 2003, between the Company and individuals designated by Security Research Associates, Inc. (The Company entered into seven separate Warrant Agreements on March 19, 2003 all substantially similar in form and content to this form of Warrant Agreement.)

•                     License and distribution agreement dated March 26, 2003 between Laxdale and SCIL Biomedicals GMBH providing for a license to SCIL of the right to market, distribute and sell products on an exclusive basis in Germany, France, Austria, Luxembourg, Netherlands and Belgium utilizing our intellectual property in the pharmaceutical field of Huntington’s disease and certain smaller indications known as ataxias for a period of 10 years from the date of agreement or, if later, until the expiration of patent protection or orphan drug status, subject to the licensee’s attainment of specified minimum sales targets.

•                     License agreement dated July 21, 2003 between Laxdale and an undisclosed third party providing for a license to such undisclosed third party of the right to develop, use, offer to sell, sell and distribute products on an exclusive basis in Japan utilizing our intellectual property in the pharmaceutical fields of Huntington’s disease, depression, schizophrenia, dementia and certain smaller indications (by patient population) including the ataxias, for a period of 10 years from the date of first commercial sale or if later, until patent protection expires.

•                     License and distribution agreement dated December 9, 2002 between Laxdale and Juste S.A.Q.F providing for a license to Juste of the right to market, distribute and sell products on an exclusive basis in Spain and Portugal utilizing our intellectual property in the pharmaceutical field of Huntington’s disease and certain smaller indications known as ataxias for a period of 10 years from the date of the agreement or, if later, until the expiration of patent protection or orphan drug status, subject to the licensee’s attainment of specified minimum sales targets..

•                     License and distribution agreement dated December 12, 2003 between Laxdale and Link Pharmaceuticals Limited providing for a license to Link of the right to market, distribute and sell products on an exclusive basis in the United Kingdom and the Republic of Ireland utilizing our intellectual property in the pharmaceutical field of Huntington’s disease and certain smaller indications known as ataxias for a period of 10 years from the date of agreement or, if later, until the expiration of patent protection or orphan drug status, subject to the licensee’s attainment of specified minimum sales targets.

•                     Amended and Restated Master Agreement dated August 4, 2003 with Elan and certain affiliates thereof. Pursuant to this agreement Amarin’s obligation to pay principal and interest in respect of its outstanding indebtedness to Elan, as well as its obligation with respect to deferred purchase payments in connection with the acquisition of Permax rights, were deferred until December 31, 2003, subject to the conditions set out in the Master Agreement including Amarin’s continuing obligation to apply at least 90% of the net proceeds of any sale of its Swedish business or legacy products or any equity financing in the manner set out in the agreement.  Amarin also agreed that if such net proceeds exceed $40 million, half of the amount remaining after repayment of the Elan indebtedness would be paid to Elan in consideration of a reduction of royalties payable by Amarin under its Zelapar development agreement. See Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions” and Item 4A — “History and Development of the Company.”

•                     In connection with the Amended and Restated Master Agreement of August 4, 2003, Amarin entered into the following agreements: (i) Amended and Restated Option Agreement with EPIL dated August 4, 2003, which required Amarin to pay a milestone of $10 million in Ordinary Shares after net sales of Zelapar reached $20 million for any 12 month period, as well as royalties of 12.5% on net sales of Zelapar; (ii) Deed of Variation No. 2, dated August 4, 2003, to the Amended and Restated Distribution, Marketing and Option Agreement with Elan, which restructured Amarin’s payment obligations relating to Permax; (iii) Deed of Variation No. 4, dated August 4, 2003, to the Loan Agreement dated 28 September 2001 between Amarin and Elan Pharma International Limited (EPIL), under which the repayment schedule for Amarin’s indebtedness to EPIL was restructured; and (iv) Amendment Agreement No. 1, dated August 4, 2003, to the Amended and Restated Asset Purchase Agreement with Elan, which restructured Amarin’s obligation to make deferred payments in connection with its purchase of certain assets from Elan in 1999. The Amended and Restated Master Agreement and the related agreements described in this paragraph are no longer in effect, and have either been assumed by Valeant Pharmaceuticals International as a result of its acquisition of rights to Permax and Zelapar, or superseded as a result of the February 25, 2004 Settlement Agreement with Elan and the related agreements described above.

•                     Share Subscription and Purchase Agreement dated October 28, 2003 with Watson Pharmaceuticals, Inc. providing for the sale of Amarin Development AB (ADAB), our Swedish drug development subsidiary. Under the terms of the sale agreement Watson agreed to pay us approximately $15 million in cash for the stock of ADAB and to settle inter-company debts owed by ADAB to the Company.  See Item 4A – “History and Development of the Company.”

•                     Amendment Agreement dated December 23, 2003, between the Company and Elan and certain affiliates thereof.  This agreement amended the Amended and Restated Master Agreement of August 4, 2003 by extending from December 31, 2003 to March 31, 2004 the deadline for repayment of Amarin’s obligations to Elan, subject to the incurrence of additional indebtedness of $1.5 million if repayment extended beyond the original December 31 date.   The Company and Elan Pharmaceuticals, Inc. also entered into a Bridging Loan Agreement dated December 23, 2003 pursuant to which Amarin could borrow up to $6 million from Elan Pharmaceuticals in three monthly tranches of $2 million each. No interest would accrue on outstanding amounts until March 31, 2004, with the rate thereafter to be at LIBOR plus 5 per cent per annum.  The foregoing agreements are no longer in effect and have been superseded as a result of the February 25, 2004 Settlement Agreement with Elan and the related agreements described above.

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

•                     In connection with the Asset Purchase Agreement with Valeant, Amarin entered into a Development Agreement dated February 25, 2004 pursuant to which Amarin is responsible for the implementation of certain clinical studies relating to Zelapar. Amarin is not required to incur more than an aggregate of $2.5 million in costs in performing its obligations under this agreement, and Valeant Pharmaceuticals International has agreed to pay all costs and expenses incurred by Amarin thereunder in excess of $2.5 million. The obligation to pay $2.5 million in costs was fulfilled by Amarin during 2004 and Amarin will not incur any more costs relating to the development of Zelapar. See Item 4A – “History and Development of the Company.”

•                     Settlement Agreement dated February 25, 2004, with Elan and certain affiliates thereof, providing for the restructuring of all of Amarin’s outstanding obligations to Elan.  In connection with the Settlement Agreement, Amarin issued loan notes in the aggregate principal amount of $5 million, bearing interest at 8% per annum with a maturity date of February 25, 2009.  Also in connection with the Settlement Agreement, Amarin issued a warrant exercisable for 500,000 Ordinary Shares.  See Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions” and Item 4A – “History and Development of the Company.”

•                     Inventory Buy Back Agreement dated March 18, 2004 between the Company and Swiftwater Group plc, pursuant to which Swiftwater agreed to assist the Company in effecting the repurchase of product inventory as required pursuant to the Asset Purchase Agreement with Valeant Pharmaceuticals International. Swiftwater’s fee for such services is payable by Valeant.  Pursuant to this agreement Amarin funded the purchase and subsequent destruction of $ 9.3 million in value of product inventory.  Amarin has performed all its obligations under this agreement.

•                     Settlement agreement dated September 27, 2004 between the Company and Valeant Pharmaceuticals International (“Valeant”) in respect of the full and final settlement of a contractual dispute as between Valeant and Amarin arising out of the purchase by Valeant of API. Pursuant to this settlement agreement Amarin agreed to forgo part of the contingent milestones payable by Valeant to Amarin due under the asset purchase agreement for the API transaction, namely the entire $5 million contingent milestone payable on FDA approval of Zelapar and $1 million of the $3 million contingent milestone previously due when the remaining safety studies are successfully completed.  Also, Valeant has agreed that Amarin is no longer required to purchase $414,000 of further inventory from wholesalers and that the remaining $2 million contingent milestone previously due when the remaining Zelapar safety studies were successfully completed would be paid on 30th November 2004 without any such contingency.

•                  Form of Subscription Agreement, dated as of October 7, 2004 by and among the Company and the Purchasers named therein. The Company entered into 14 separate Subscription Agreements on October 7, 2004 all substantially similar in form and content to this form of Subscription Agreement and in total issued 13,474,945 ordinary shares to accredited investors consisting of new and existing shareholders and management. The purchase price was $0.947 per share based on the average closing price of our ADSs on the Nasdaq SmallCap Market for the ten trading days ended October 6, 2004; however, management investors paid a purchase price of $1.04 per share based on the average closing price of our ADSs on the Nasdaq SmallCap Market for the five trading days ended October 6, 2004.

•                  Form of Registration Rights Agreement, dated as of October 7, 2004 between the Company and the Purchasers named therein. The Company entered into 14 separate Registration Rights Agreements on October 7, 2004 all substantially similar in form and content to this form of Registration Rights Agreement. Pursuant to such Registration Rights Agreements, the Company agreed to use commercially reasonable efforts to file a registration statement with respect to the securities purchased in the offering on Form F-3 within 60 days of October 7, 2004 and to use commercially reasonable efforts to cause the registration statement to be declared effective and to remain effective for a period ending with the first to occur of (i) the sale of all securities covered by the registration statement and (ii) March 30, 2006.

•                  Share Purchase Agreement dated October 8, 2004 between the Company, Vida Capital Partners Limited and the Vendors named therein relating to the entire issued share capital of Laxdale Limited. The purchase price for the acquisition of Laxdale comprised an initial consideration of 3.5 million ADSs representing 3.5 million Ordinary Shares and certain success based milestone payments payable on a pro rata basis to the shareholders of Laxdale as follows:

•                  On receipt of a marketing approval in each of the U.S. and/or Europe for the first indication of any product containing Laxdale intellectual property, Amarin must make a stock or cash payment (at each of the former Laxdale shareholder’s sole option) of GBP£7.5 million for each of such two potential market approvals (i.e. GBP£15.0 million maximum); and

•                  On receipt of a marketing approval in each of the U.S. and/or Europe for any other product using Laxdale intellectual property or for a different indication of a previously approved product, Amarin must make a stock or cash payment (at each of the former Laxdale shareholder’s sole option) of GBP£5 million for each of such two potential market approvals (i.e. GBP£10 million maximum).

See Item 4A — “History and Development of the Company” for further details.

•                  Exclusive License Agreement dated October 8, 2004 between Laxdale and Scarista Limited which provides Laxdale with re-negotiated rights to specified intellectual property covering the United States, Canada, the European Union and Japan. Scarista has granted a license to Laxdale pursuant to which Laxdale has the exclusive right to use certain of Scarista’s intellectual property (including intellectual property for the use of Miraxion in drug-resistant depression) within a field of use encompassing all psychiatric and central nervous system disorders, and within the territories of the United States, Canada, the European Union and Japan. As part of such re-negotiation Scarista is entitled to receive reduced royalty payments of 5% (reduced from 15%) on all net sales by Laxdale of products utilizing such Scarista intellectual property and certain of Laxdale’s intellectual property (which intellectual property had been transferred to Laxdale by Scarista in March, 2000). In consideration of Scarista entering into this agreement and the reduction of Scarista’s royalty from 15% to 5%, Laxdale has paid a signing fee of £500,000 ($891,000) to Scarista. The Scarista intellectual property licensed to Laxdale is material to our development efforts with respect to Miraxion. Royalties are payable until the latest to occur of (i) the expiration of the last patent relating to any product using the licensed technology, (ii) the expiration of regulatory exclusivity with respect to any product using the licensed technology or (iii) the date on which the licensed technology ceases to be secret and substantial in a given territory. Upon the termination of royalty payment obligations with respect to any product, the licensee will thereafter have a fully paid up, royalty free, non-exclusive license to continue using the licensed technology in respect of such product.

•                  Exclusive License Agreement dated October 8, 2004 between Laxdale and Scarista Limited whereby Laxdale has granted a license to Scarista pursuant to which Scarista has the exclusive right to use certain of Laxdale’s intellectual property (including intellectual property for the use of Miraxion in Huntington’s disease) within a field of use encompassing all psychiatric and central nervous system disorders, and on a worldwide basis in all territories other than the United States, Canada, the European Union and Japan. Laxdale is entitled to receive royalty payments of 5% on all net sales by Scarista or its licensees of products utilizing such Laxdale intellectual property. Royalties are payable until the latest to occur of (i) the expiration of the last patent relating to any product using the licensed technology, (ii) the expiration of regulatory exclusivity with respect to any product using the licensed technology or (iii) the date on which the licensed technology ceases to be secret and substantial in a given territory. Upon the termination of royalty payment obligations with respect to any product, the licensee will thereafter have a fully paid up, royalty free, non-exclusive license to continue using the licensed technology in respect of such product.

•                  Escrow Agreement dated October 8, 2004 among the Company, Belsay Limited and Simcocks Trust Limited as escrow agent. Under the Share Purchase Agreement between the Company, Vida Partners Limited and the Vendors named therein, the Company has received warranties from the main selling shareholder of Laxdale, Belsay Limited, enforceable for a period of 15 months following closing the transaction (“the warranty period”). The liability of Belsay Limited under the warranties is secured by an arrangement whereby the Seller’s Consideration Shares issued by the Company to Belsay (comprising 75% of the Consideration Shares) are placed in escrow.  The Escrow Agreement permits Belsay to make limited sales of its shares. See Item 4A — “History and Development of the Company” for further details

•                  Loan Note Redemption Agreement dated October 14, 2004 between Amarin Investment Holding Limited and the Company.  Pursuant to this agreement $3 million in aggregate principal amount of the loan notes held by Amarin

Investment Holding Limited (an entity controlled by our Chairman Mr. Thomas Lynch) were converted into Ordinary Shares at $1.04 per share and, subject to the review of Amarin’s audit committee and approval of Amarin’s Board of Directors, and at Amarin Investment Holding Limited’s option, Amarin Investment Holding Limited may procure that the remaining $2 million in aggregate principal amount of the Loan Notes can be converted into Ordinary Shares at the offering price of any future equity financing.     See Item 4A — “History and Development of the Company” for further details.

•                  Clinical Trial Agreement dated March 18, 2005 between Amarin Neuroscience Limited and the University of Rochester. Pursuant to this agreement the University is obliged to carry out or to facilitate the carrying out of a clinical trial research study set forth in a research protocol on Miraxion in patients with Huntington’s Disease.

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

Certain disposals of assets (which could include our Ordinary Shares and ADSs) will give rise to chargeable gains that are to be included in the computation of the profits of a non-UK resident company. The provisions will only apply where the disposal is made while the non-UK resident company is carrying on a trade in the UK through a “permanent establishment”.

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

Taxation of Dividends

General

Subject to the passive foreign investment company rules discussed below, the amount of any distributions (including, provided certain elections are made, as discussed in “— UK Withholding Tax/Foreign Tax Credits” below, the full tax credit amount deemed received) paid out of current and/or accumulated earnings and profits, as determined under US tax principles, will be included in the gross income of a US Holder on the day such distributions are actually or constructively received and will be characterized as ordinary income for US federal income tax purposes. Dividends are subject to taxation at a reduced rate of 15% provided that the individual has held the shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, that the issuer is a "qualified foreign corporation" and that certain other conditions are met. A company is a "qualified foreign corporation" if the shares on which the dividend is paid (or ADRs in respect of such shares) are listed on certain securities markets including Nasdaq Stock Market, or if the corporation is eligible for the benefits of a tax treaty determined to be satisfactory by the US Secretary of the Treasury.  The income tax treaty between the U.S. and the United Kingdom has been designated as satisfactory for such purpose.

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

Because we will receive interest income and may receive royalties, we may be classified as a PFIC under the income test described above. In addition, as a result of our cash position, we may be classified as a PFIC under the asset test. We will monitor our status and will, promptly following the end of any taxable year for which we determine we were a PFIC, notify US holders of such status.

If we were a PFIC in any year during which a US Holder owned Ordinary Shares, the US Holder would generally be subject to special rules (regardless of whether we continued to be a PFIC) with respect to (i) any “excess distribution” (generally, distributions received by the US Holder in a taxable year in excess of 125% of the average annual distributions received by such Holder in the three preceding taxable years, or, if shorter, such Holder’s holding period) and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under these rules:

•                  the excess distribution or gain would be allocated ratably over the US Holder’s holding period;

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

Item 11 Quantitative and Qualitative Disclosures About Market Risk

General

Historically, our global operations and our existing liabilities were exposed to various market risks (i.e. the risk of loss arising from adverse changes in market rates or prices). Our principal market risks were:

•                  foreign exchange rates — generating translation and transaction gains and losses; and

•                  interest rate risks related to financial and other liabilities.

We have not entered into any market risk sensitive instruments for trading purposes. We have not entered into any hedging or derivative instruments in respect of these exposures.

Foreign Exchange Rate Risks

We record our transactions and prepare our financial statements in U.S. dollars. Since our strategy involves the development of products for the U.S. market, the majority of our clinical trial expenditures are denominated in U.S. dollars and we anticipate that the majority of our future revenues will be denominated in U.S. dollars. However, a significant portion of our costs are denominated in pounds sterling and certain costs in euro as a result of our conducting activities in the United Kingdom and the European Union. As a consequence, the results reported in our financial statements are potentially subject to the impact of currency fluctuations between the U.S. dollar on the one hand, and pounds sterling and euro on the other hand. We believe this risk is not currently material since we are focused on development activities and do not anticipate generating on-going revenues in the short-term. Accordingly, we do not engage in significant currency hedging activities in order to restrict the risk of exchange rate fluctuations. However, if we should commence commercializing any products in the U.S., changes in the relation of the U.S. dollar to the pound sterling and/or the euro may affect our revenues and operating margins. In general, we could incur losses if the U.S. dollar should become devalued relative to the pound sterling and/or the euro.

Interest Rate Risk

We finance our operations through a mixture of equity issuances, loans and deferred consideration. Our only loan as of December 31, 2004 was at a fixed rate of interest of 8% and is thus not subject to market risk.  Accordingly, we do not hedge any of our interest rate risks.

Item 12   Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15 Controls and Procedures

As of the end of the fiscal year ended December 31, 2004, we conducted an evaluation (under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended, of the effectiveness of the design and operation of our disclosure controls and procedures.

In designing and evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that as of the evaluation date such disclosure controls and procedures (including those at Amarin Neuroscience Limited) were reasonably designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Following the acquisition of Amarin Neuroscience Limited, we conducted an initial review of their internal controls and concluded that they were adequate and reasonable. A further review will be conducted during the year ended December 31, 2005. Our disclosure controls and procedures were expanded to include controls and procedures at Amarin Neuroscience Limited.

During the fiscal year ended December 31, 2004 other than the changes referred to above relating to Amarin Neuroscience Limited, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16 [Reserved]

Item 16A Audit Committee Financial Expert

Our Board of Directors has determined that John Groom, a member of our audit committee, is the audit committee financial expert and an independent director as defined in the Nasdaq Marketplace Rules.

Item 16B Code of Ethics

We have adopted a written Code of Ethics that applies to all employees and executive officers, including our Chief Executive Officer and Chief Financial Officer. A copy of our Code of Ethics has been filed as Exhibit 11.1 to this annual report.

Item 16C Principal Accountant Fees and Services

PricewaterhouseCoopers LLP has served as our independent public auditor for each of the fiscal years ended December 31, 2002, 2003 and 2004.

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers LLP for professional services in each of the last two fiscal years:

	2003 ($’000)	2004 ($000)
Audit fees	157	183
Audit-related fees	255	249
Tax fees	25	41
All other fees	90	63
Total	527	536

Audit fees comprise the work undertaken in auditing the Company and issuing an audit opinion on its UK statutory accounts. Audit related fees comprise work associated with SEC regulatory compliance and work on the Company’s quarterly earnings. Tax fees comprise work relating to tax filing compliance. Other fees comprise work relating to tax advisory services.

All services provided by our auditor and companies affiliated with our auditor must be pre-approved by the audit committee. The annual contract relating to the audit of the financial statements of the Company must be approved by the audit committee. Contracts for other non-audit services must also be pre-approved by the audit committee.

Any requests for services to be provided by the auditor or an affiliate must be made through the Company’s chief financial officer, who will discuss and seek approval from the audit committee or the chairman of the audit committee as appropriate. The chief financial officer also notifies the audit committee and/or the chairman of the audit committee of the services provided, monitors the costs incurred and notifies the chairman of the audit committee once the costs reach the pre-approved level.

In accordance with Regulation S-X, Rule 2-01, paragraph (c)(7)(i) no fees for services were approved pursuant to any waivers of the pre-approval requirement.

Item 16D Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

No equity securities as registered by the Company pursuant to section 12 of the Exchange Act were made by or on behalf of the Company.

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
2.11

Form of Subscription Agreement, dated as of January 27, 2003 by and among the Company and the Purchasers named therein (10) (The Company entered into twenty separate Subscription Agreements on January 27, 2003 all substantially similar in form and content to this form of Subscription Agreement.).

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

4.11	Stock Purchase Agreement, dated November 30, 2001, by and among Abriway International S.A., Beta Pharmaceuticals Corporation and the Company (7)
4.12	Novation Agreement, dated November 30, 2001, by and among Beta Pharmaceuticals Corporation, Amarin Technologies S.A. And the Company (7)
4.13	Loan Agreement, dated September 28, 2001, between Elan Pharma International Limited and the Company (8)
4.14	Deed of Variation, dated July 19, 2002, amending certain provisions of the Loan Agreement between the Company and Elan Pharma International Limited (10)
4.15	Deed of Variation No. 2, dated December 23, 2002, between The Company and Elan Pharma International Limited (10)
4.16	Deed of Variation No. 3, dated January 27, 2003, between the Company and Elan Pharma International Limited (10)
4.17	The Company 2002 Stock Option Plan (9)
4.18	Agreement Letter, dated October 21, 2002, between the Company and Security Research Associates, Inc.(10)
4.19	Agreement, dated January 27, 2003, among the Company, Elan International Services, Ltd. and Monksland Holdings B.V. (10)
4.20

Master Agreement, dated January 27, 2003, between Elan Corporation, plc., Elan Pharma International Limited, Elan International Services, Ltd., Elan Pharmaceuticals, Inc., Monksland Holdings B.V. and the Company(10)

4.21

Form of Warrant Agreement, dated March 19, 2003, between the Company and individuals designated by Security Research Associates, Inc.(10) (The Company entered into seven separate Warrant Agreements on March 19, 2003 all substantially similar in form and content to this form of Warrant Agreement).

4.22	Sale and Purchase Agreement, dated March 14, 2003, between F. Hoffmann — La Roche Ltd., Hoffmann — La Roche Inc And the Company (10)†
4.23

Share Subscription and Purchase Agreement dated October 28, 2003 among the Company, Amarin Pharmaceuticals Company Limited, Watson Pharmaceuticals, Inc. and Lagrummet December NR 911 AB (under name change to WP Holdings AB)(12)

4.24	Asset Purchase Agreement dated February 11, 2004 between the Company, Amarin Pharmaceuticals Company Limited and Valeant Pharmaceuticals International (12)†
4.25	Amendment No. 1 to Asset Purchase Agreement dated February 25, 2004 between the Company, Amarin Pharmaceuticals Company Limited and Valeant Pharmaceuticals International (12)
4.26	Development Agreement dated February 25, 2004 between the Company and Valeant Pharmaceuticals International (12)
4.27

Settlement Agreement dated February 25, 2004 among Elan Corporation plc, Elan Pharma International Limited, Elan International Services, Ltd, Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Company (12)

4.28	Debenture dated August 4. 2003 made by the Company in favour of Elan Corporation plc as Trustee (12)
4.29	Debenture Amendment Agreement dated December 23, 2003 between the Company and Elan Corporation plc as Trustee (12)
4.30	Debenture Amendment Agreement No. 2 dated February 24, 2004 between the Company and Elan Corporation plc as Trustee (12)
4.31	Loan Instrument dated February 25, 2004 executed by Amarin in favor of Elan Pharma International Limited (12)
4.32

Amended and Restated Master Agreement dated August 4, 2003 among Elan Corporation plc, Elan Pharma International Limited, Elan International Services, Ltd., Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Company (11)(12)

4.33	Amended and Restated Option Agreement dated August 4, 2003 between the Company and Elan Pharma International Limited (11)(12)
4.34	Deed of Variation No. 2, dated August 4, 2003, to the Amended and Restated Distribution, Marketing and Option Agreement between Elan Pharmaceuticals, Inc. and the Company (11)(12)
4.35	Deed of Variation No. 4, dated August 4, 2003, to Loan Agreement between the Company and Elan Pharma International Limited (11)(12)
4.36	Amendment Agreement No. 1, dated August 4, 2003, to Amended and Restated Asset Purchase Agreement among Elan International Services, Ltd., Elan Pharmaceuticals, Inc. and the Company (11)(12)
4.37	Warrant dated February 25, 2004 issued by the Company in favor of the Warrant Holders named therein (12)
4.38	Amendment Agreement dated December 23, 2003, between Elan Corporation plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Company (11)(12)
4.39	Bridging Loan Agreement dated December 23, 2003 between the Company and Elan Pharmaceuticals, Inc. (11)(12)
4.40	Agreement dated December 23, 2003 between the Company and Elan Pharma International Limited, amending the Amended and Restated Option Agreement dated August 4, 2003(11)(12)
4.41	Inventory Buy Back Agreement dated March 18, 2004 between the Company and Swiftwater Group LLC (12)†
4.42

Form of Subscription Agreement, dated as of October 7, 2004 by and among the Company and the Purchasers named therein (13) (The Company entered into 14 separate Subscription Agreements on October 7, 2004 all substantially similar in form and content to this form of Subscription Agreement.)

4.43	Form of Registration Rights Agreement, dated as of October 7, 2004 between the Company and the Purchasers named therein (13) (The Company entered into 14 separate Registration Rights Agreements on October 7, 2004 all substantially similar in form and content to this form of Registration Rights Agreement.)

4.44	Share Purchase Agreement dated October 8, 2004 between the Company, Vida Capital Partners Limited and the Vendors named therein relating to the entire issued share capital of Laxdale Limited (13)
4.45	Escrow Agreement dated October 8, 2004 among the Company, Belsay Limited and Simcocks Trust Limited as escrow agent (13)
4.46	Loan Note Redemption Agreement dated October 14, 2004 between Amarin Investment Holding Limited and the Company (13)
4.47	License and Distribution Agreement dated March 26,2003 between Laxdale and SCIL Biomedicals GMBH*†
4.48	License Agreement dated July 21, 2003 between Laxdale and an undisclosed a third party* †
4.49	Settlement agreement dated 27 September 2004 between the Company and Valeant Pharmaceuticals International*
4.50	Exclusive License Agreement dated October 8, 2004 between Laxdale and Scarista Limited which provides Laxdale with exclusive rights to specified intellectual property of Scarista*
4.51	Exclusive License Agreement dated October 8, 2004 between Laxdale and Scarista Limited pursuant to which Scarista has the exclusive right to use certain of Laxdale’s intellectual property*
4.52	Clinical Supply Agreement between Laxdale and Nisshin Flour Milling Co., Limited dated 27th October 1999*†
4.53

Clinical Trial Agreement dated March 18, 2005 between Amarin Neuroscience Limited and the University of Rochester. Pursuant to this agreement the University is obliged to carry out or to facilitate the carrying out of a clinical trial research study set forth in a research protocol on Miraxion in patients with Huntington’s Disease*†

4.54	License and Distribution Agreement dated December 20, 2002 between Laxdale Limited and Link Pharmaceuticals Limited*†
4.55	License and Distribution Agreement dated December 9, 2002 between Laxdale Limited and Juste S.A.Q.F.* †

8.1	Subsidiaries of the Company*
11.1	Code of Ethics*
12.1	Certification of Richard A.B. Stewart required by Rl 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Alan Cooke required by Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Richard A. B. Stewart required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Alan Cooke required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
14.1	Consent of PricewaterhouseCoopers LLP*
14.2	Consent of Ernst & Young LLP*

*	Filed herewith

†	Confidential treatment requested (the confidential portions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission)

(1)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-1, File No. 33-58160, filed with the Securities and Exchange Commission on February 11, 1993.

(2)

Incorporated herein by reference to Exhibit (a)(i) to the Company’s Registration Statement on Post-Effective Amendment No. 1 to Form F-6, File No. 333-5946, filed with the Securities and Exchange Commission on October 8, 1998.

(3)

Incorporated herein by reference to Exhibit (a)(ii) to the Company’s Registration Statement on Post-Effective Amendment No. 2 to Form F-6, File No. 333-5946, filed with the Securities and Exchange Commission on September 26, 2002.

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

(12)

Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Securities and Exchange Commission on March 31, 2004.

(13)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-3, File No. 333-121431, filed with the Securities and Exchange Commission on December 20, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMARIN CORPORATION PLC

By:	/s/ RICHARD A. B. STEWART
Richard A. B. Stewart
Chief Executive Officer

Date:	April 1, 2005

Amarin Corporation plc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Amarin Corporation plc

In our opinion, the accompanying balance sheets and the related consolidated profit and loss accounts, statements of total recognised gains and losses, reconciliations of movements in shareholders’ funds and cash flow statements present fairly, in all material respects, the financial position of Amarin Corporation plc and its subsidiaries at December 31, 2004, December 31, 2003, and December 31, 2002, and the results of their operations and their cash flows for the years then ended, in conformity with principles generally accepted in the United Kingdom.  These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We did not audit the financial statements of Amarin Neuroscience Limited, a wholly owned subsidiary, whose statements reflect net liabilities of £2,575,266 ($4,978,095), as of December 31, 2004, and operating loss of £1,428,408 ($2,639,530) for the period October 9, 2004 to December 31, 2004. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Amarin Neuroscience Limited, is based solely on the report of the other auditors.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and the auditing standards generally accepted in the United Kingdom, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company needs to secure further financing to allow it to fund its ongoing operational needs and meet its debt obligations, raising substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.  Our opinion is not qualified in this respect.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles in the United States of America.  Information relating to the nature and effect of such differences is presented in Notes 41 and 42 to the consolidated financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors

Cambridge, England

April 1, 2005

Amarin Neuroscience Limited (formerly Laxdale Limited)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Amarin Neuroscience Limited

We have audited the accompanying balance sheet of Amarin Neuroscience Limited as of December 31, 2004 and the related profit and loss account and statements of total recognised gains and losses and cash flows for the period from October 9, 2004 to December 31, 2004 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United Kingdom auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the period from October 9, 2004 to December 31, 2004, in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 22 of Notes to the Financial Statements).

The financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements the Company is reliant upon sufficient funding continuing to be available from the Company’s parent company, Amarin Corporation plc, to meet ongoing working capital requirements. This in turn is dependent upon Amarin Corporation plc obtaining additional funding. There conditions raise substantial doubt about the Company’s ability to continue as a going concern. The directors’ plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ernst & Young LLP

Glasgow, Scotland

April 1, 2005

Amarin Corporation plc

Consolidated profit and loss account for year ended 31 December 2004

		2004			Total	Total
	Note	Pre-exceptional items	Exceptional items (note 4)	Total 2004	2003*	2002*
		$’000	$’000	$’000	$’000	$’000

Turnover – discontinued operations	5	1,017	—	1,017	7,365	65,441

Cost of sales – discontinued operations	6	(107)	—	(107)	(11,912)	(30,099)

Gross profit/(loss) – discontinued operations		910	—	910	(4,547)	35,342

Operating (expenses)/income
Continuing operations		(6,896)	—	(6,896)	(6,200)	(6,130)
Acquisitions		(2,140)	(891)	(3,031)	—	—
Total continuing operations		(9,036)	(891)	(9,927)	(6,200)	(6,130)
Discontinued operations		(4,075)	2,000	(2,075)	(28,074)	(61,842)
Total operating expenses	7	(13,111)	1,109	(12,002)	(34,274)	(67,972)

Operating (loss)
Continuing operations				(6,896)	(6,200)	(6,130)
Acquisitions				(3,031)	—	—
Total continuing operations				(9,927)	(6,200)	(6,130)
Discontinued operations				(1,165)	(32,621)	(26,500)
Total operating (loss)				(11,092)	(38,821)	(32,630)

Profit/(loss) on disposal of operations
Exceptional income/restructuring	10			—	—	1,077
Profit on disposal of Swedish operations	10			750	13,076	—
Loss on disposal of US operations and certain products	10			(3,143)	—	—
Gain on settlement of debt on related sale of distribution rights	10			24,608	—	—
Interest receivable and similar income	11			548	65	390
Interest payable and similar charges	12			(326)	(900)	(2,349)
Profit/(loss) on ordinary activities before taxation	13			11,345	(26,580)	(33,512)
Tax (charge)/credit on profit/(loss) on ordinary activities	14			(7,333)	7,356	(3,535)
Profit/(loss) for the financial year				4,012	(19,224)	(37,047)
Dividends credit/(payable) - non-equity	17			643	(24)	(122)
Retained profit/(loss) for the financial year	31			4,655	(19,248)	(37,169)

		US Cents	US Cents	US Cents

Basic profit/(loss) per ordinary share	16	20.7	(112.6)	(399.8)
Fully diluted profit/(loss) per ordinary share	16	20.7	(112.6)	(399.8)

There is no difference between the profit/(loss) on ordinary activities before taxation and the retained profit/(loss) for the years stated above, and their historical cost equivalents.

* Prior year exceptional items are included in note 4.

The accompanying notes are an integral part of the financial statements.

Amarin Corporation plc

Statement of group total recognized gains and losses

	2004	2003	2002
	$’000	$’000	$’000
Profit/(loss) for the year	4,012	(19,224)	(37,047)
Exchange adjustments offset in reserves	—	—	(1,627)
	4,012	(19,224)	(38,674)

Reconciliation of movements in group shareholders’ funds/(deficit)

	Note	2004	2003	2002
		$’000	$’000	$’000
Profit/(loss) for the financial year		4,012	(19,224)	(37,047)
Dividends - non equity credit/(charge)	17	643	(24)	(122)
New share capital issued	29,31	19,556	21,212	198
Share issuance costs	31	(953)	(2,104)	(407)
Exchange adjustments offset in reserves		—	—	(1,627)
Treasury shares	31	(217)	—	—
Net change in shareholders’ funds/(deficit)		23,041	(140)	(39,005)
Opening shareholders’ (deficit)/funds		(6,348)	(6,208)	32,797
Closing shareholders’ funds/(deficit)		16,693	(6,348)	(6,208)

The accompanying notes are an integral part of the financial statements.

Amarin Corporation plc

Balance sheets at 31 December 2004

		Group			Company
	Note	2004	2003	2002	2004	2003	2002
		$’000	$’000	$’000	$’000	$’000	$’000
Fixed assets
Intangible assets	18	10,302	31,749	47,455	3,546	31,749	47,310
Tangible assets	19	427	1,031	2,386	223	300	410
Investments	20	—	—	—	6,253	1,660	1,660
		10,729	32,780	49,841	10,022	33,709	49,380

Current assets
Stock	21	—	2,651	7,726	—	2,651	7,662
Deferred tax asset	14	—	7,500	—	—	7,500	—
Debtors	22	2,003	2,349	15,606	6,069	3,766	33,826
Investments	23	—	—	—	—	—	—
Cash at bank and in hand		10,989	2,097	24,265	10,895	1,134	19,388
		12,992	14,597	47,597	16,964	15,051	60,876
Creditors: amounts falling due within one year	24	(4,341)	(53,725)	(66,903)	(18,546)	(67,092)	(69,892)
Net current assets/(liabilities)		8,651	(39,128)	(19,306)	(1,582)	(52,041)	(9,016)
Total assets less current liabilities		19,380	(6,348)	30,535	8,440	(18,332)	40,364
Creditors: amounts falling due after more than one year	25	—	—	(36,693)	—	—	(46,500)
Convertible loan note	26	(2,000)	—	—	(2,000)	—	—
Provisions for liabilities and charges	27	(687)	—	(50)	(687)	—	(50)
Net assets/(liabilities)		16,693	(6,348)	(6,208)	5,753	(18,332)	(6,186)

Capital and reserves
Called up share capital	29	3,206	29,088	19,057	3,206	29,088	19,057
Capital redemption reserve	31	27,633	—	—	27,633	—	—
Treasury shares	31	(217)	—	—	—	—	—
Share premium account	31	87,075	70,223	61,146	84,349	67,497	58,420
Merger reserve	31	—	—	(1,653)	—	—	—
Profit and loss account	31	(101,004)	(105,659)	(84,758)	(109,435)	(114,917)	(83,663)
Total shareholders’ funds/(deficit)		16,693	(6,348)	(6,208)	5,753	(18,332)	(6,186)

Analysis of shareholders’ funds/(deficit)
Equity		16,693	(6,348)	(16,199)	5,753	(18,332)	(16,177)
Non-equity		—	—	9,991	—	—	9,991
		16,693	(6,348)	(6,208)	5,753	(18,332)	(6,186)

The accompanying notes are an integral part of the financial statements.

Amarin Corporation plc

Consolidated cash flow statement for the year ended 31 December 2004

	Note	2004	2003	2002
		$’000	$’000	$’000
Net cash (outflow)/inflow from operating activities		(10,140)	(15,051)	6,135
Returns on investment and servicing of finance
Interest received		139	65	390
Interest paid on loans and overdrafts		(173)	(2,726)	(84)
Interest paid on finance leases		—	(31)	(5)
Net cash (outflow)/inflow from returns on investments and servicing finance		(34)	(2,692)	301
Taxation
Corporation tax paid		(553)	(2,761)	(852)
Capital expenditure and financial investment
Purchase of intangible fixed assets		(7,894)	(16,102)	(10,909)
Purchase of tangible fixed assets		(9)	(662)	(715)
Proceeds on sale of intangible fixed assets		36,400	—	—
Proceeds on sale tangible fixed assets		—	—	164
Net cash inflow/(outflow) from capital expenditure and financial investment		28,497	(16,764)	(11,460)
Acquisitions and disposals
Acquisition costs for purchase of Amarin Neuroscience Limited	3	(813)	—	—
Net overdrafts and loans acquired on the acquisition of Amarin Neuroscience Limited	3	(2,740)	—	—
Cash outflow on disposal of Amarin Pharmaceuticals Inc shares and US operations	10	(10,167)	—	—
Cash eliminated on disposal of US operations	10	(1,801)	—	—
Cash received on disposal of Swedish operations	10	750	13,375	—
Cash balance gained on disposal of Swedish operations	10	—	329	—
Cash inflow/(outflow) before management of liquid resources and financing		2,999	(23,564)	(5,876)
Management of liquid resources
Decrease in short term deposits with banks		—	—	—
Financing
Issue of ordinary share capital		12,775	21,212	200
Expenses of issue of ordinary share capital	31	(953)	(2,104)	(407)
New loans		11,894	—	—
Repayment of principal on bank and other loans	37	(18,195)	(17,500)	(2,576)
Repayment of principal under finance leases	36	—	(212)	(193)
Net cash inflow/(outflow) from financing		5,521	1,396	(2,976)
Increase/(decrease) in cash	35	8,520	(22,168)	(8,852)

The accompanying notes are an integral part of the financial statements.

Amarin Corporation plc

Reconciliation of operating loss to net cash (outflow)/inflow from operating activities

	Continuing activities - existing	Continuing activities - acquisition	Total
	2004	2004	2004	2003	2002
	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000
Continuing operations
Operating loss from continuing operations	(6,896)	(3,031)	(9,927)	(6,200)	(6,130)
Depreciation on tangible fixed assets	141	14	155	95	140
Amortisation of intangible fixed assets	497	102	599	576	500
Impairment of intangible fixed assets	—	—	—	—	473
(Increase)/decrease in trade debtors	—	—	—	(21)	23
Decrease/(increase) in other debtors	686	(25)	661	(55)	263
(Increase)/decrease in prepayments and accrued income	(372)	(27)	(399)	(217)	197
Increase/(decrease) in trade creditors	117	304	421	648	(192)
(Decrease)/increase in other creditors	(4,090)	24	(4,066)	—	—
Increase/(decrease) in other taxation and social security	(9)	86	77	(34)	(95)
Increase in accruals and deferred income	1,235	85	1,320	299	563
Increase/(decrease) in provisions	32	—	32	(50)	(74)

Net cash outflow from continuing operating activities	(8,659)	(2,468)	(11,127)	(4,959)	(4,332)

Discontinued operations
Operating (loss) from discontinued operations			(1,165)	(32,621)	(26,500)
Depreciation on tangible fixed assets			—	456	726
Amortisation of intangible fixed assets			—	4,890	6,920
Impairment of intangible fixed assets			—	10,095	38,309
(Gain) on translation of foreign currency balances			—	—	(10,142)
Loss on sale of tangible fixed assets			—	—	11
(Increase)/decrease in stocks			(550)	5,016	(3,801)
Decrease/(increase) in trade debtors			418	12,521	(6,945)
Decrease in other debtors			107	420	397
Decrease/(increase) in prepayments and accrued income			860	(293)	(577)
(Decrease)/increase in trade creditors			(2,546)	193	(78)
Increase/(decrease) in other creditors			3,784	(14,786)	5,210
(Decrease)/increase in other taxation and social security			(45)	(236)	111
Increase in accruals and deferred income			124	4,253	6,826
Net cash inflow/(outflow) from discontinued operating activities			987	(10,092)	10,467

Total net cash (outflow)/inflow from operating activities			(10,140)	(15,051)	6,135

No acquisitions arose in 2003 and 2002; all operating cashflows arose from continuing existing activities.

Details of exceptional cashflows are discussed in note 4.

The accompanying notes are an integral part of the financial statements.

Amarin Corporation plc

Notes to the financial statements for the year ended 31 December 2004

1.             Basis of preparation

(a) Going concern and liquidity

In October 2003 and in February 2004, the Group divested assets and settled/refinanced its obligations with a related party, Elan Corporation plc, on behalf of itself and its subsidiaries (“Elan”).  In October 2004, Amarin completed a private placement of ordinary shares raising gross proceeds of $12.775 million and converted $3 million of the remaining $5 million in loan notes outstanding into ordinary shares.  As a result, as at December 31, 2004, Amarin’s total debt, excluding current working capital liabilities, was $2 million of loan notes that are due for cash repayment in 2009.  These $2 million of loan notes can, at the option of the holder, be converted into ordinary shares at the price of any future financing conducted by Amarin before 2009.

As of March 31, 2005, on the basis of forecast cash flows, Amarin has sufficient cash to fund the Group’s operating activities, including the commencement of planned phase III trials for Miraxion in Huntington’s disease, through the end of the summer of 2005. Amarin intends to obtain additional funding through earning license fees from partnering its drug development pipeline and/or completing further equity-based financings. There is no assurance that Amarin’s efforts to raise additional funding will be successful. If efforts are unsuccessful, there is uncertainty as to whether Amarin will be able to fund its operations on an ongoing basis.

The financial statements have been prepared on a going concern basis.  The financial statements do not include any adjustments that might be necessary should Amarin be unable to continue as a going concern. Whilst the directors are presently uncertain as to the outcome of the matters mentioned above, they believe that sufficient funding will be obtained by the Company to meet its ongoing working capital requirements.  Accordingly the directors of the Company believe it is appropriate to prepare the financial statements on a going concern basis.

(b) Reporting currency

On 1 January 2003, the functional and reporting currency was changed to US dollars from pounds sterling. The comparative financial data included in these financial statements, which have historically been reported in pounds sterling, have been recalculated as if converted to US dollars at the 31 December 2002 closing exchange rate of $1.6099 to £1.

2.             Principal accounting policies

The financial statements have been prepared in accordance with the Companies Act 1985 and applicable accounting standards in the United Kingdom. A summary of the more important group accounting policies, which have been reviewed by the Board in accordance with Financial Reporting Standard (“FRS”) 18 “Accounting Policies” and which have been applied consistently, is set out below.

Basis of accounting

The financial statements are prepared in accordance with the historical cost convention.

Basis of consolidation

The consolidated financial statements include the Company and all its subsidiary undertakings. The turnover and results of subsidiary companies are included in the financial statements from the date of acquisition

In the case of disposals, turnover and results are included up to the date control passes to the new owner.

Goodwill

Goodwill arising on consolidation represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill thus arising is capitalised and amortized over its useful economic life.

Intangible fixed assets are recognized when they meet the definitions set out in accounting standards. FRS 7 “Fair values in acquisition accounting” refers to separability (where items can be disposed of separately from the company as a whole) and control (e.g. via custody or legal/contractual rights). FRS 10 “Goodwill and intangible assets” refers to reliable measurement. The Group has applied these standards to the acquisition of Amarin Neuroscience Limited (see note 3) such that the value of the intangible fixed asset, as supported by risk adjusted discounted cashflow analysis, is capped to ensure negative goodwill does not arise.

Tangible fixed assets and intangible fixed assets

Tangible and intangible fixed assets are stated at cost, being their purchase cost, together with any incidental expenses of acquisition.

Depreciation/amortization is calculated so as to write off the cost of tangible/intangible fixed assets less their estimated residual values, on a straight line basis over the expected useful economic lives of the assets concerned. The principal annual rates used for this purpose are:

Plant and equipment	10-20%
Motor vehicles	25%
Fixtures and fittings	20%
Computer equipment	33.33%

Leasehold land and buildings are amortized over the period of the lease.

Intangible fixed assets are amortized on a straight line basis over the period in which the Group is expected to benefit from these assets.

Evaluation of assets for impairment

The Group reviews its long-lived assets for possible impairment when a triggering event is identified by comparing their discounted expected future cash flows or evidence of net realizable value to their carrying amount. An impairment loss is recognized if the recoverable amount is less than the carrying amount of the asset.

Fixed asset investments

Fixed asset investments are shown at cost less any provision for impairment.

Research and development expenditure

On an ongoing basis the Group undertakes research and development, including clinical trials to establish and provide evidence of product efficacy.  All research and development costs are written off as incurred and are included within operating expenses, as disclosed in note 7. Research and development costs include staff costs, professional and contractor fees, materials and external services.

Pre-launch costs

Prior to launch of a new pharmaceutical product, the Group may incur significant pre-launch marketing costs. Such costs are expensed as incurred.

Advertising costs

The Group has adopted an accounting policy for advertising costs whereby they are expensed as incurred. For the year ended 31 December 2004 costs incurred were $nil (31 December 2003: $250,000, 31 December 2002: $377,000).

Stocks and work in progress

Stocks and work in progress are stated at the lower of cost and net realizable value. In general, cost is determined on a “first in, first out” basis and includes transport and handling costs. In the case of manufactured products, cost includes all direct expenditure and production overheads based on the normal level of activity. Where necessary, provision is made for obsolete, slow moving and defective stocks.

Finance and operating leases

Costs in respect of operating leases are charged on a straight-line basis over the lease term. Where fixed assets are financed by leasing arrangements which transfer to the Group substantially all the benefits and risks of ownership, the assets are treated as if they had been purchased outright and are included in tangible fixed assets. The capital element of the leasing commitments is shown as obligations under finance leases. The lease rentals are treated as consisting of capital and interest elements. The capital element is applied to reduce the outstanding obligations and the interest element is charged against profit in proportion to the reducing capital element outstanding. Assets held under finance leases are depreciated over the shorter of the lease terms and the useful lives of equivalent owned assets.

Foreign currencies

Where it is considered that the functional currency of an operation is US dollars the financial statements are expressed in US dollars on the following basis:

a.     Fixed assets are translated into US dollars at the rates ruling on the date of acquisition.

b.     Monetary assets and liabilities denominated in a foreign currency are translated into US dollars at the foreign exchange rates ruling at the balance sheet date.

c.     Revenue and expenses in foreign currencies are recorded in US dollars at the rates ruling for the month of the transactions.

d.     Any gains or losses arising on translation are reported as part of profit.

In certain circumstances when a subsidiary’s operations are very closely interlinked with those of the company, the temporal method is used on consolidation.  Under the temporal method all of the subsidiary’s transactions are treated as if they had been entered into by the company itself and all of the subsidiary’s assets and liabilities are treated as though they belong directly to the company. Amarin considers that its newly acquired subsidiary, Amarin Neuroscience Limited, whose functional currency is sterling, fulfils the criteria for use of the temporal method and accordingly, it has been translated for consolidation on the basis described by points a-d above.

For other operations assets and liabilities of subsidiaries are translated into the Group’s functional currency at rates of exchange ruling at the end of the financial year and the results of subsidiaries are translated at the average rate of exchange for the year. Differences on exchange arising from the retranslation of the opening net investment in subsidiary companies, and from the translation of the results of those companies at average rate, are taken to reserves and are reported in the statement of total recognized gains and losses.  This method is known as the closing rate method.

All other foreign exchange differences are taken to the profit and loss account in the year in which they arise.

Financial instruments

Current asset investments are stated at the lower of cost and net realizable value. If there is no longer any market available for them, then the carrying value will be written down accordingly. Gains or losses on sale of such items will be recognized in the period in which the transaction takes place.

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

Royalty income is recognized when earned, based on related sales of products under agreements providing for royalties and is included under the heading “royalties and product sales”. All such revenue relates to operations that are classified in 2004 as discontinued following the disposal of our former subsidiaries Amarin Pharmaceuticals, Inc (“API”) and Amarin Development (Sweden) AB (“ADAB”).

Income under license agreements is recognized when amounts have been earned through the achievement of specific milestones set forth in those agreements and/or the costs to attain those milestones have been incurred by the Group. A minority of the license agreements provide that if the Group materially breaches the agreement or fails to achieve required milestones, the Group would be required to refund all or a specified portion of the income received under the agreement. No provision is included for repayments of such income if the directors consider that this eventuality is remote. All such revenue relates to operations that are classified in 2004 as discontinued following the disposal of API and ADAB.

Deferred taxation

Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallize based on current tax rates and law.  Deferred tax assets are recognized to the extent that they are regarded as recoverable. Deferred tax assets and liabilities are not discounted.

Convertible debt

Convertible debt is initially stated at the amount of the net proceeds after deduction of issue costs.  The carrying amount is increased by the amortized finance costs each year and reduced by the interest paid.  The finance cost is calculated based on the interest rate specified in the agreement. Convertible debt is reported as a liability until conversion occurs.

Pension costs

The Group contributes a set proportion of certain employees’ gross salary to defined contribution (money purchase) pension schemes. The pension costs charged to the profit and loss account represent the amount of contributions payable in respect of the accounting period.

The Group provides no other post retirement benefits to its employees.

Short term investments

Bank deposits which are not repayable on demand are treated as short term investments in accordance with FRS 1 (Revised 1996) “Cashflow statements”. Movements in such investments are included under “Management of liquid resources” in the Group’s cash flow statement.

Share schemes

In accordance with the provisions of Urgent Issues Task Force Abstract (“UITF”) 17 (revised 2003) “Employee share schemes”, the Group makes charges to the profit and loss account when options are granted, the charge being the market value of the shares at the date of grant less the exercise price of the options. The charge is reflected in the consolidated profit and loss account with an offsetting credit to reserves.

Employer’s National Insurance and similar taxes arise on the exercise of certain share options. In accordance with UITF Abstract 25 “National Insurance contributions on share options gains” a provision is made, calculated using the market price at the balance sheet date, pro-rated over the vesting period of the options.

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

Nature of operations

During 2003 the principal activities of the Group comprised the marketing and distribution of pharmaceutical products and the provision of drug delivery and development services to third party pharmaceutical companies.  Following to the sale of the Group’s US operations on 25 February 2004 and its drug delivery business on 28 October 2003, and the acquisition of Laxdale Limited on 8 October 2004, the Group refocused as a neuroscience organisation focused on the research, development and commercialization of novel drugs for the treatment of central nervous system disorders.

Restatement of comparatives

On 28 October 2003, the Group disposed of its entire interests in its Swedish drug delivery and development business comprising Gacell Holdings AB and Amarin Development (Sweden) AB. On 25 February 2004, the Group disposed of its entire interests in Amarin Pharmaceuticals Inc. In 2004, in accordance with UK GAAP (FRS 3 ‘Reporting Financial Performance’), the Group classified both these transactions as discontinued and restated the comparatives on this basis.

Patent costs

The Group undertakes to protect its intellectual property using patent applications. Costs associated with such applications are written off as incurred.

Treasury shares

During October 2004, Amarin concluded the acquisition of Amarin Neuroscience Limited. Amarin Neuroscience Limited has a shareholding in Amarin dating back to November 2000.  Under UITF 37 ‘Purchases and sales of own shares’ these shares are re-classified as ‘treasury shares’ from investments, where they are recorded in Amarin Neuroscience’s single entity financial statements, and included as a deduction from shareholders’ funds.  These shares are carried at the fair value, being market value, as at the date of acquisition, 8 October 2004.

3.             Acquisitions

On October 8, 2004, Amarin Corporation plc, declared its offer for the shares of Amarin Neuroscience Limited (formerly Laxdale Limited) wholly unconditional and on that date acquired 100% of the outstanding Laxdale shares (the “Acquisition”). The results of Laxdale from the date of acquisition are included in the consolidated profit and loss account for the Group. Laxdale’s net liabilities are consolidated within the consolidated balance sheet at 31 December 2004.

The acquisition of Laxdale Limited allows Amarin to pursue its goal of becoming a leader in the research, development and commercialisation of novel drugs for CNS disorders. Vertically integrating its development partner, improves the economics for Amarin by reducing royalties payable outside the Group, expands the territories in which Amarin can commercialize the underlying product from the US to include Europe and Japan and gives Amarin direct control over the development of products from the intellectual property rights acquired. Amarin plans to commence two phase III trials with Miraxion in Huntington’s disease by mid 2005 and are engaging external clinical research organisations and consultants to assist us.

As consideration for the acquisition of 100% of the outstanding shares of Laxdale, Amarin issued 3.5 million shares of Amarin’s common stock valued at approximately $3.8 million. Amarin also incurred an estimated $0.8 million in transaction fees, including legal, due diligence and accounting fees. The transaction has been accounted for as a purchase business combination using acquisition accounting, and the net preliminary purchase price of approximately $4.6 million has been allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their estimated fair values on the acquisition date.

Preliminary purchase price

The fair value of each of the Amarin ordinary shares issued of $1.08 was based on the closing market price of Amarin ADRs on October 8, 2004, the announcement date of the acquisition. The estimated total purchase price for the acquisition of 100% of the outstanding shares of Laxdale is as follows:

$’000
Fair value of Amarin ordinary shares issued	3,780
Direct acquisition costs	813
Total purchase price	4,593

The final purchase price is dependent on the final direct acquisition costs together with the contingent consideration which may become payable, in the future, on the achievement of certain approval milestones.  Further consideration may become payable upon marketing approval being obtained for approval of products (covered by Laxdale’s intellectual property) by the US Food and Drug Administration (“FDA”) and European Medicines Agency (“EMEA”) approval. The first approval obtained in the US and Europe would result in additional consideration of £7,500,000 payable (approximately $14,500,000 at year end exchange rates) for each approval to the vendors of Laxdale Limited. The second approval obtained in the US and Europe would result in additional consideration of £5,000,000 payable (approximately $9,600,000 at year end exchange rates) for each approval, to the vendors of Laxdale Limited. Such additional consideration may be paid in cash or shares at the sole option of each of the vendors (see notes 18 and 33) and would increase the carrying value of the intangible fixed assets and result in an increased amortization charge over the remaining useful economic life of these assets.

Fair value table

	Laxdale book value	Total adjustments	Total fair value
	$’000	$’000	$’000
Intangible fixed assets	—	6,858	6,858
Tangible fixed assets	218	—	218
Investments	282	(65)	217
Debtors	1,059	—	1,059
Cash and overdrafts	(882)	—	(882)
Creditors	(2,877)	—	(2,877)
Net liabilities acquired	(2,200)	6,793	4,593

Consideration	No. of Shares (‘000)	$
- shares issued at fair value (market value)	3,500	1.08	3,780
- Other costs of acquisition			813

Goodwill			—

The Laxdale book values on acquisition were derived from audited management accounts, prepared in pounds sterling and translated into US dollars at the acquisition date exchange rate. Included in creditors are amounts loaned of $1,858,000, which together with the overdraft of $882,000 give rise to $2,740,000 net overdrafts and loans acquired by the Group on the acquisition.

Fair value adjustments have been considered for all assets/liabilities present on Laxdale’s balance sheet at the date of acquisition (8 October 2004). For asset classes other than intangible fixed assets and investments, no fair value adjustment has been made by the directors due to materiality and specifically, the ongoing use of certain items such as tangible fixed assets and the proximity to settlement for the other current assets and liabilities. Other pre-acquisition additional liabilities have been considered by the directors but none have been noted as they do not meet the FRS 7 definitions in that there were no demonstrable commitments that would happen irrespective of the acquisition being consummated or not. Accordingly no provisions for reorganization and restructuring costs have been included in the fair value of assets and liabilities acquired.

The most significant fair value (revaluation) adjustment is the recognition of an intangible asset, representing intellectual property rights.  The recognition criteria for intangible assets of separability (can be disposed of separately from the company as a whole) and control (either via custody or legal/contractual rights) are met, as is the definition of an asset, being the right to future economic benefits. Measurement of the intangible asset is achieved by discounted cashflow analysis resulting in a valuation which is then capped such that negative goodwill does not arise. This gives rise to the recognition of an intangible asset, representing intellectual property rights of $6,858,000.

Laxdale has a shareholding in Amarin (see note 30). The fair value (revaluation) adjustment to investments, of $65,000, writes down the value of these shares from that held within Laxdale’s financial statements to the market value at 8 October 2004. This value was $1.08 per share.

As at 31 December 2004, the group has not incurred any significant costs associated with reorganizing, restructuring and integrating the acquisition.

Laxdale’s last accounting reference date was for the year ended 31 March 2004.  Details are provided below for

Laxdale’s results, under UK GAAP, for the year ended 31 March 2004 and for the pre-acquisition period of 1 April 2004 to 8 October 2004.

	Period 1 April 2004 to 8 October 2004	Year ended 31 March 2004
	$’000	$’000

Income from licensing	—	3,054

Research & development	(538)	(3,045)
Other operating costs	(1,839)	(3,114)

Operating loss	(2,377)	(3,105)
Interest received and similar income	—	20
Interest payable and similar charges	(52)	(1)

Loss on ordinary activities before tax	(2,429)	(3,086)

Taxation	188	399

Loss for the period transferred to reserves	(2,241)	(2,687)

All recognized gains and losses are included within Laxdale’s profit and loss account above.

Laxdale prepares its accounts in sterling; these have been translated into US dollars using the average rates for the periods stated above.

4.             Reporting financial performance and analysis of exceptional items

The following three tables show the Group’s activities, for each of 2004, 2003 and 2002 analysed into continuing and discontinued activities. Continuing activities is further analysed into existing activities and acquisitions.

	Continuing activities - existing	Continuing activities - acquisition	Continuing activities - total	Discontinued activities	Total activities
2004 analysis of activities	2004	2004	2004	2004	2004
	$’000	$’000	$’000	$’000	$’000
Revenue:
Licensing & development fees	—	—	—	—	—
Product sales & royalties	—	—	—	1,017	1,017
Total revenue	—	—	—	1,017	1,017

Total cost of sales - direct costs	—	—	—	107	107

Total gross profit	—	—	—	910	910

Operating expenses/(income):
Research & development	—	981	981	2,500	3,481
Selling, general & administrative	6,399	1,057	7,456	1,575	9,031
Amortisation of intangible assets	497	102	599	—	599
Non recurring payment	—	891	891	—	891
Other income - Valeant settlement	—	—	—	(2,000)	(2,000)
Total operating expenses	6,896	3,031	9,927	2,075	12,002

Total selling, general & administrative	6,896	2,050	8,946	1,575	10,521
Total research & development	—	981	981	2,500	3,481
Other income - Valeant settlement	—	—	—	(2,000)	(2,000)
Total operating expenses	6,896	3,031	9,927	2,075	12,002

Operating (loss)	(6,896)	(3,031)	(9,927)	(1,165)	(11,092)

Discontinued revenue includes $91,000 related to royalties received by Amarin, associated with the intangible product rights sold to Valeant. $926,000 related to product sales and royalties from API.

	Continuing activities - existing	Continuing activities - acquisition	Continuing activities – total	Discontinued activities	Total
2003 analysis of activities	2003	2003	2003	2003	2003
	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000
Revenue:
Licensing & development fees	—	—	—	1,715	1,715
Product sales & royalties	—	—	—	5,650	5,650
Total revenue	—	—	—	7,365	7,365

Total cost of sales - direct costs	—	—	—	11,912	11,912

Total gross profit	—	—	—	(4,547)	(4,547)

Operating expenses/(income):
Research & development	—	—	—	5,442	5,442
Selling, general & administrative	5,624	—	5,624	15,147	20,771
Amortisation of intangible assets	576	—	576	4,890	5,466
Loss/(gain) on renegotiation of Elan debt	—	—	—	(7,500)	(7,500)
Impairment charges	—	—	—	10,095	10,095
Total operating expenses	6,200	—	6,200	28,074	34,274

Total selling, general & administrative	6,200	—	6,200	22,632	28,832
Total research & development	—	—	—	5,442	5,442
Total operating expenses	6,200	—	6,200	28,074	34,274

Operating (loss)	(6,200)	—	(6,200)	(32,621)	(38,821)

2002 analysis of activities	Continuing activities - existing 2002	Continuing activities - acquisition 2002	Continuing activities - total 2002	Discontinued activities 2002	Total 2002
	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000
Revenue:
Licensing & development fees	—	—	—	3,965	3,965
Product sales & royalties	—	—	—	61,476	61,476
Total revenue	—	—	—	65,441	65,441

Total cost of sales - direct costs	—	—	—	30,099	30,099

Total gross profit	—	—	—	35,342	35,342

Operating expenses/(income):
Research & development	—	—	—	6,213	6,213
Selling, general & administrative	5,554	—	5,554	18,083	23,637
Foreign exchange (gain)	—	—	—	(8,080)	(8,080)
Amortisation of intangible assets	576	—	576	6,844	7,420
Impairment charges	—	—	—	38,782	38,782
Total operating expenses	6,130	—	6,130	61,842	67,972

Total selling, general & administrative	6,130	—	6,130	55,629	61,759
Total research & development	—	—	—	6,213	6,213
Total operating expenses	6,130	—	6,130	61,842	67,972

Operating (loss)	(6,130)	—	(6,130)	(26,500)	(32,630)

Summary extraction of exceptional items

Exceptional items which are included within operating expenses are extracted and explained below.

	Note	2004	2003	2002
		$’000	$’000	$’000
Turnover
Discontinued operations		—	(10,624)	—

Cost of sales
Discontinued operations	6	—	(4,680)	(4,654)

Operating expenses – discontinued operations
Administrative expenses
Gain on renegotiation of related party liability	7,24,40	—	7,500	—
Foreign exchange gain	7	—	—	8,080
Impairment of Moraxen carrying value	7,18	—	—	(473)
Impairment of Primary Care Portfolio carrying value	7,18	—	(695)	—
Impairment of Permax carrying value	7,18	—	(9,400)	(38,309)
Other income - Valeant settlement		2,000	—	—
		2,000	(2,595)	(30,702)
Operating expenses – continuing operations - acquisition
Administrative expenses
Non recurring payment		(891)	—	—
		1,109	(2,595)	(30,702)

On 25 February 2004, Amarin sold its US business to Valeant Pharmaceuticals International (“Valeant”). Subsequent to the closing of the sale, it became apparent from wholesalers that they held approximately $6 million of additional Permax inventory above that known at the time of closing the sale.  Valeant sought to reduce the consideration it paid in respect of this new information. On 29 September 2004, Amarin reached a full and final settlement agreement with Valeant whereby $6,000,000 of $8,000,000 in future contingent milestones due to Amarin from Valeant were waived.  Valeant paid the remaining $2,000,000 to Amarin on 1 December 2004, representing an exceptional accounting and cashflow item.

Following the acquisition of Amarin Neuroscience Limited (formerly known as Laxdale Limited) on 8 October 2004, the Group paid $891,000 (£500,000) to reduce the royalties payable to the holders of certain intellectual property from 15% to 5%, representing an exceptional accounting and cashflow item.

The exceptional charges in 2003 relating to turnover comprise $9,036,000 of Permax charges relating to returns and sales deductions, and $1,588,000 relating to returns of primary care products.

The items for 2002 were not disclosed as exceptional in the 2002 annual report but have been disclosed in the 2003 and 2004 annual reports for comparability.

Explanations of the other exceptional items are contained in the notes referenced in the table above.

5.             Analysis by segment

The Group operates in, and is managed as, a single segment. The majority of discontinued sales were made to companies based in the United States. The following analysis is of revenue by geographical segment, by destination and by origin, of net (loss)/profit and net (liabilities)/assets by companies in each territory. Analysis is also provided of revenue by class and also of long-lived assets by geographical location.

Sales by destination	2004	2003	2002
	$’000	$’000	$’000
North America - discontinued operations	1,017	2,683	57,647
Europe - discontinued operations	—	4,682	7,794
Total discontinued operations	1,017	7,365	65,441

Sales by origin	2004	2003	2002
	$’000	$’000	$’000
North America - discontinued operations	1,017	2,683	57,647
Europe - discontinued operations	—	4,682	7,794
Total discontinued operations	1,017	7,365	65,441

(Loss)/profit on ordinary activities before interest	2004	2003	2002
	$’000	$’000	$’000
United Kingdom – continuing operations - existing	(6,896)	(6,200)	(6,130)
United Kingdom – continuing operations – acquisition	(3,031)	—	—
North America - discontinued operations	20,300	(23,637)	11,042
Europe - discontinued operations	750	4,092	(36,465)
	11,123	(25,745)	(31,553)

Net assets/(liabilities)	2004	2003	2002
	$’000	$’000	$’000
Geographical segment
United Kingdom	16,693	(10,202)	(5,218)
Europe	—	—	(1,117)
North America	—	3,854	127
	16,693	(6,348)	(6,208)

Sales analysis by class of business	2004	2003	2002
	$’000	$’000	$’000
Licensing and development fees – discontinued operations	91	1,697	3,965
Product sales and royalties – discontinued operations	926	5,668	61,476
Discontinued operations	1,017	7,365	65,441

Long lived assets by geographical location	2004	2003	2002
	$’000	$’000	$’000
United Kingdom	10,729	32,049	47,720
Europe	—	—	1,145
North America	—	731	976
	10,729	32,780	49,841

Significant customers

During the years ended 31 December the following percentages of the Group’s revenues were from:

	2004	2003	2002
	%	%	%
Top customer	—	54	23
Next 4 largest	—	36	56

For 2004, revenues relate to discontinued activities for which details of significant customers was not available following the API disposal in February 2004. For 2003 and 2002, significant customers are located in the United States of America.

Operating costs and assets and liabilities

The majority of operating costs and assets and liabilities serve the remaining class of business, being research and development. Therefore it is not possible to analyze profit or loss before taxation or net assets between classes of business. The directors do not regard the level of sales between segments of the business to be significant and as a result these are not separately classified. Sales between Group companies have been eliminated on consolidation.

6.             Cost of sales

	Note	2004	2003	2002
		$’000	$’000	$’000
Cost of sales		107	7,232	25,445
Exceptional item	4	—	4,680	4,654
		107	11,912	30,099
Analysed:
Continuing operations		—	—	—
Discontinued operations		107	11,912	30,099
Total cost of sales		107	11,912	30,099

As described in note 10, Amarin sold the majority of its US operations to Valeant in February 2004.

During 2003, the Company recorded charges of $4,518,000 in respect of Permax inventory write-offs because of the deterioration in sales following the launch of a generic competitor in December 2002. Inventory losses of $762,000 arose on the primary care line of products. Offsetting these charges are $600,000 reduction in Permax royalty relating to the exceptional reductions in revenues .

During 2002, the Company recorded a charge for inventory write-offs due to the generic competition against Phrenilin with Caffeine and Codeine.

7.             Operating expenses

	Note	2004	2003	2002
		$’000	$’000	$’000
Administrative and general expenses		8,166	11,363	12,050
Gain on renegotiation of related party liability	24,40	—	(7,500)	—
Foreign exchange gain		—	—	(8,080)
Amortization of intangible fixed assets	18	599	5,466	2,864
Amortization of Permax sales and marketing rights	18	—	—	4,556
Impairment of Moraxen carrying value	18	—	—	473
Impairment of Primary Care Portfolio carrying value	18	—	695	—
Impairment of Permax carrying value	18	—	9,400	38,309
Other income – Valeant settlement	37	(2,000)	—	—
Non recurring payment	4	891	—	—
Total administrative expenses		7,656	19,424	50,172
Distribution costs - selling and marketing
Discontinued operations		865	9,408	11,587
Total selling, administrative and general		8,521	28,832	61,759
Analysed:
Continuing operations – existing operations		6,896	6,200	6,130
Continuing operations – acquisitions		2,050	—	—
Total continuing operations		8,946	6,200	6,130
Discontinued operations		(425)	22,632	55,629
		8,521	28,832	61,759
Research and development costs
Continuing operations - acquisition		981	—	—
Discontinued operations		2,500	5,442	6,213
Total operating expenses		12,002	34,274	67,972

Research and development costs include staff costs, professional and contractor fees, materials and external services.

8.             Directors’ emoluments

	2004	2003	2002
	$’000	$’000	$’000
Aggregate emoluments	1,213	1,137	1,405
Company pension contributions to money purchase Schemes	44	30	35
	1,257	1,167	1,440

The Company paid or accrued pension contributions to money purchase pension schemes on behalf of two directors (years to 31 December 2003 and 2002: one director).

T G Lynch waived emoluments in respect of the year ended 31 December 2004 amounting to $46,000 (years to 31 December 2003 and 2002: $41,000 and $40,000 respectively). Also, J Groom waived emoluments in respect of the year ended 31 December 2004 amounting to $46,000 (years to 31 December 2003 and 2002; $41,000 and $40,000 respectively).

Total remuneration of directors (including benefits in kind) includes amounts paid to:

Highest paid director

	2004	2003	2002
	$’000	$’000	$’000
Aggregate emoluments	638	581	827
Company pension contributions to money purchase Schemes	33	30	35
	671	611	862

During each of the years ended 31 December 2004, 2003 and 2002, no director exercised options.

9.             Employee information

The average monthly number of persons (including executive directors) employed by the Group during the year was:

	2004	2003	2002
	Number	Number	Number
Marketing and administration	15	50	58
Clinical and registration	2	5	6
Research and development	1	20	24
Computing	—	2	2
Laboratory	—	13	16
	18	90	106

	2004	2003	2002
	$’000	$’000	$’000
Staff costs (for the above persons):
Wages and salaries	3,479	9,366	8,671
Social security costs	452	1,023	1,695
Other pension costs	111	160	375
	4,042	10,549	10,741

At the end of 2004, the Group employed 23 people.

10.          Profit/(loss) on disposal of discontinued operations

	2004	2003	2002
	$’000	$’000	$’000
Profit on sale Gacell Holdings AB and Amarin Development (Sweden) AB	750	13,076	—
Loss on disposal of US operations and certain products	(3,143)	—	—
Gain on settlement of debt on related sale of distribution rights	24,608	—	—
Exceptional income/restructuring	—	—	1,077
	22,215	13,076	1,077

Profit on disposal of Swedish operations

As disclosed in our 2003 Annual Report and 20-F, during October 2003, Amarin disposed of its Swedish drug delivery and development business comprising interests in Gacell Holdings AB and Amarin Development (Sweden) AB. At 31 December 2003, $750,000 of the gross sale proceeds remained in escrow against potential claims by the purchaser. This amount was released by the purchaser to Amarin during 2004.

The 2003 disposal comprised Gacell Holdings AB and Amarin Development (Sweden) AB, as follows:

$’000
Intangible fixed assets	145
Tangible fixed assets	1,029
Stock	59
Debtors	1,501
Cash	(329)
Creditors	(1,506)
899
Profit on disposal	13,076
Consideration – net of expenses and escrow	13,975

Gross proceeds	15,000
Less post closing working capital adjustment	(150)
Less retention for potential claims	(750)
Less legal fees	(125)
13,975

As at 31 December 2003, $600,000 of the consideration was outstanding and was included within other debtors.  This was received in 2004.  The consolidated profit and loss account of Gacell and Amarin Development through the date of disposal, consolidated in the Group profit and loss account as discontinued operations is as follows:

	Year ended 31 December 2003	Year ended 31 December 2002
	$’000	$’000
Turnover
Royalties and product sales	2,860	3,716
Licensing and development fees	1,697	2,452
Services	19	874
Total turnover from discontinued operations	4,576	7,042
Cost of sales	(1,254)	(2,127)
Gross profit	3,322	4,915
Operating expenses
Research and development	(3,731)	(4,173)
Selling, general and administrative expenses	(987)	(1,070)
Total operating expenses from discontinued operations	(4,718)	(5,243)
Operating (loss) and (loss) from discontinued operations	(1,396)	(328)

Loss on disposal of US operations and certain products

During February 2004, Amarin sold the majority of its US operations to Valeant.  This sale, which resulted in a loss of $2.3 million, comprised Amarin’s U.S.-based subsidiary, API, the entirety of its marketed U.S. products (comprising the primary care portfolio and permax) and its rights to the development compound Zelapar.

Additionally, Amarin has an obligation to pay the rent on the now vacant premises formerly occupied by its US operations (see note 27).  Amarin paid $176,000 in rent during 2004, under this lease.  The value of the remaining obligation, less managements’ estimate of future sub-lease income, is $655,000 at 31 December 2004.  This has been included within provisions for liabilities and charges at 31 December 2004 and included in the loss on disposal.  In prior years, these premises were fully utilized by API and so no provision arose.

$’000
Loss on disposal in February 2004 (see table below)	2,312
Rent paid during 2004 by Amarin	176
Estimated obligation less sublease income	655
Total loss on disposal for 2004	3,143

Book value
$’000
Intangible fixed assets – product rights	35,600
Tangible fixed assets	675
Stock	3,201
Cash	1,801
Creditors	(12,580)
28,697
Loss on disposal	(2,312)
Consideration – net of expenses	26,385

Gross proceeds	38,000
Less inventory management fees	(9,300)
Less legal and transaction fees	(2,315)
Consideration – net of expenses	26,385

Summary of key cash inflows/(outflows)	$ million

Proceeds from disposal of intangible fixed assets	36.4

Proceeds on disposal of shares in API	1.6
Inventory management fees	(9.3)
Legal and transaction fees	(2.3)
Mill Valley lease payments	(0.2)
10.2

The profit and loss account of the US business sold to Valeant Pharmaceuticals International on 25 February 2004 that is also considered in the Group profit and loss account as discontinued operations is as follows:

US Business sold 25 February 2004

	Period ended 25 February 2004	Year ended 31 December 2003	Year ended 31 December 2002
	$’000	$’000	$’000
Turnover
Royalties and product sales	926	2,683	57,647
Total turnover from discontinued operations	926	2,683	57,647
Cost of sales	(107)	(10,659)	(27,972)
Gross profit/(loss)	819	(7,976)	29,675
Operating expenses
Research and development	—	(1,711)	(1,861)
Selling, general and administrative expenses	(1,575)	(13,950)	(16,772)
Total operating expenses from discontinued operations	(1,575)	(15,661)	(18,633)
Operating (loss)/profit and (loss)/profit from discontinued operations	(756)	(23,637)	11,042

Gain on settlement of debt on related sale of distribution rights

In February 2004, upon closing the sale of the US operations and certain product rights to Valeant Pharmaceuticals International, Amarin settled its debt obligations with Elan through a cash payment of $17.195 million (part of which represented the cost of acquiring Zelapar™ that was concurrently sold to Valeant), issuing a new $5 million 5-year loan note and issuing 500,000 warrants over ordinary shares.  An additional $1 million was paid to Elan in November 2004, following the settlement of the dispute with Valeant. Details of the Elan debt settlement are explained more fully in the creditors notes 24 and 25¸ major non-cash transactions note 37 and the related party note 40.  The settlement with Elan resulted in a gain of $24.6 million.

Exceptional income/restructuring - South American transdermal patch business

	2004	2003	2002
	$ ’000	$’000	$’000
Discontinued operations – restructuring
Transdermal exceptional profit	—	—	1,077
	—	—	1,077

The exceptional income in 2002 represents the release of provisions established on the 1999 disposal of the transdermal business.

There were no disposals during 2002. On 30 November 2001, the Group concluded the sale of its 99.16% share of its South American transdermal patch product development business comprising the Group’s entire interest in the business. The South American transdermal patch business was discontinued from that date. The consolidated profit and loss account contains a profit on discontinued operations as follows:

	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	$’000	$’000	$’000
Turnover
Royalties and product sales	—	—	—
Licensing and development fees	—	—	—
Services	—	—	—
Total turnover from discontinued operations	—	—	—
Cost of sales	—	—	—
Gross profit	—	—	—
Operating expenses - research and development	—	—	—
Selling, general and administrative expenses	—	—	—
Total operating expenses from discontinued operations	—	—	—
Operating profit	—	—	—
Exceptional cost of income/restructuring	—	—	1,077
Profit from discontinued operations	—	—	1,077

11.                               Interest receivable and similar income

	2004	2003	2002
	$’000	$’000	$’000
Bank interest receivable and similar income	105	65	386
Other interest receivable	34	—	4
Foreign exchange gain	409	—	—
	548	65	390

The foreign exchange gain arises on the translation of cash balances in Amarin Corporation plc.

12.                               Interest payable and similar charges

	2004	2003	2002
	$’000	$’000	$’000
On bank overdrafts	6	3	5
On other loans	283	866	1,856
On finance leases	—	31	5
Other interest payable	—	—	483
Foreign exchange loss	37	—	—
	326	900	2,349

The foreign exchange loss arises on the translation of cash and overdraft balances on the consolidation of Laxdale using the temporal method.

In 2002, other interest payable comprises of interest payable on the under-provision of UK corporation tax relating to prior years.

13.                               Profit/(loss) on ordinary activities before taxation

	2004	2003	2002
	$’000	$’000	$’000
Profit/(loss) on ordinary activities before taxation is stated after charging:
Depreciation/amortization charge for the period:
Intangible fixed assets	599	5,466	7,420
Tangible owned fixed assets	155	417	721
Tangible fixed assets held under finance leases	—	134	145
Auditors’ remuneration for audit of Group
Statutory audit services	251	157	190
Further assurance services	249	255	75
Auditors’ remuneration for non-audit work
Tax services
Compliance services	41	25	24
Advisory services	63	90	110
Operating lease charges
Plant and machinery	43	85	16
Other	1,091	1,174	1,645
(Gain) on disposal of fixed assets	—	—	(11)
Foreign exchange difference arising on retranslation of net investment in subsidiaries	302	—	—

Auditors’ remuneration in relation to the statutory audit of the Company was $183,000 for the year ended 31 December 2004 ($157,000 and $190,000 for the years ended 31 December 2003 and 2002 respectively).  The auditors’ remuneration for the audit of the Group includes $68,000 in respect of audit services provided by Ernst & Young LLP.

In order to maintain the independence of the external auditors, the Board has determined policies as to what non-audit services can be provided by the company’s external auditors and the approval processes related to them. Under these policies the Board has agreed that the external auditors should be excluded from providing management, strategic, IT consultancy and all other non-audit and non-tax related services, unless the firm appointed as external auditor is:

•                  the only provider of the specific expertise/service required: or

•                  the clear leader in the provision of the service on a competitively priced basis.

As auditors, PricewaterhouseCoopers LLP will undertake work that they are best placed to complete.

14.                               Taxation

	2004	2003	2002
	$’000	$’000	$’000
Tax on profit/(loss) on ordinary activities:
United Kingdom corporation tax at 30%: current year	(167)	—	—
Under provision in respect of prior years	—	—	2,611
Overseas taxation: current year	—	144	924
Total current tax (credit)/charge	(167)	144	3,535
Deferred tax charge/(credit)	7,500	(7,500)	—
Total tax charge/(credit)	7,333	(7,356)	3,535

During 2002, the Company provided for $2,611,000 in respect of prior years’ corporation tax payable. Of this, $2,584,000 relates to the gain arising on the disposal of the transdermal business in 1999.

The following items represent the principal reasons for the differences between corporate income taxes computed at the United Kingdom statutory tax rate and the total current tax charge for the year.

	2004	2003	2002
	$’000	$’000	$’000
Profit/(loss) on ordinary activities before tax	11,345	(26,580)	(33,512)
Profit/(loss) on ordinary activities multiplied by standard rate of corporate tax in the UK of 30%	3,404	(7,974)	(10,054)
Overseas tax and adjustments in respect of foreign tax rates	—	35	939
Accelerated capital allowances and other short term timing differences	(4,022)	14,847	3,360
Research and development tax credit relief	40	—	—
Losses carried forward	321	—	—
Expenses not deductible for tax purposes	90	(6,764)	6,679
Adjustments to tax charge in respect of previous period	—	—	2,611
Total current tax	(167)	144	3,535

In the UK, the applicable statutory rate for Corporate income tax was 30% for the years ended 31 December 2002, 2003 and 2004.

The corporate tax rate in Sweden is 28%. A loss sustained in any income year may be carried forward and deducted from taxable income during the next and subsequent years. No carryback is permitted.

The corporate tax rate in the United States is 34%. For tax years beginning after August 5, 1997, companies may generally carry back net operating losses two years and forwards twenty years.

Losses carried forward in Amarin Corporation plc at 31 December 2004 were $31,715,000 (31 December 2003: $41,690,000, 31 December 2002: $53,985,000) subject to confirmation by UK tax authorities. Under UK tax law, these losses can be carried forward indefinitely for set off against future profits of the same trade. Losses carried forward in Laxdale Limited at 31 December 2004 were £7,500,000 (approximately $14,451,000) subject to confirmation by UK tax authorities. The disposal of ADAB in 2003 and API in 2004 has had no impact on the carry forward of tax losses, or on the deferred tax assets. The acquisition of Laxdale during 2004 increased the group tax losses carried forward by £13,837,000 and the unrecognised deferred tax asset by £4,378,000.

Deferred tax

A deferred tax asset provided in the financial statements is as follows:

	2004	2003	2002
	$’000	$’000	$’000
Accelerated capital allowances	—	5,700	—
Short term timing differences	—	1,800	—
	—	7,500	—

$’000
Deferred tax provided at 1 January 2002 and 1 January 2003	—
Deferred tax credited to profit and loss account	(7,500)
At 31 December 2003 and 1 January 2004	(7,500)
Deferred tax charged to profit and loss account	7,500
At 31 December 2004	—

A deferred tax asset of $7,500,000 was accounted for by the Company and the Group in 2003 (2002: $nil) as the Company utilized timing differences, that reversed in 2004 against a gain on the settlement of Elan debt.  In 2004, 2003 and 2002 high levels of corporate tax losses carried forward and insufficient certainty of future profitability resulted in unrecognized potential deferred tax assets of $32,869,000, $25,301,000 and $29,405,000 respectively.

During the years ended 31 December 2004, 2003 and 2002 the reconciling items in arriving at the current tax charge related to accelerated capital allowances, other short term timing differences, losses carried forward and expenses not deductible for tax purposes. The main timing difference related to losses that were carried forward for set off against future profits of the same trade.  In 2003, the credit shown in expenses not deductible for tax purposes principally related to the gain on the disposal of ADAB, which is covered by substantial shareholding relief.  In 2002, the expenses not deductible for tax purposes principally related to the diminution in value of intangible fixed assets.

No tax liability arose on the disposal of Amarin Pharmaceutical Inc or Amarin Development (Sweden) AB.

15.                               Profit/(loss) for the financial period

As permitted by section 230 of the Companies Act 1985, the Company’s profit and loss account has not been included in these financial statements. Of the consolidated profit attributable to the shareholders of Amarin Corporation plc a profit of $5,482,000 (31 December 2003: loss of $31,254,000, 31 December 2002: loss of $37,625,000) has been dealt with in the financial statements of the Company.

16.                               Profit/(loss) per ordinary share

The profit/(loss) per ordinary share is as follows:

	2004	Restated 2003	Restated 2002
	$’000	$’000	$’000
Profit/(loss) for the financial year	4,012	(19,224)	(37,047)
Dividends credit/(payable) - non-equity	643	(24)	(122)

Net profit/(loss) attributable to ordinary shareholders	4,655	(19,248)	(37,169)

	US cents	US cents	US cents
Basic profit/(loss) per ordinary share (US cents)	20.7	(112.6)	(399.8)
Fully diluted profit/(loss) per ordinary share (US cents)	20.7	(112.6)	(399.8)

	Number	Number	Number
Weighted average number of ordinary shares in issue	22,510,767	17,093,400	9,297,200
Dilutive impact of cumulative preference shares	—	—	2,000,000
Dilutive impact of share options outstanding	—	3,900	565,500
Fully diluted average number of ordinary shares in issue	22,510,767	17,097,300	11,862,700

Basic profit/(loss) per share is calculated by dividing the profit/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares in issue in the year. The profit/(loss) attributable to ordinary shareholders is the profit/(loss) remaining after non-equity dividends. Comparative years have been restated on this basis. In 2004, 46,633 shares have been deducted in arriving at the weighted average number of ordinary shares in issue, being the weighted average number of treasury shares for the period from the acquisition of Laxdale on 8 October 2004 to the year end.

Fully diluted profit/(loss) per share is calculated using the weighted average number of ordinary shares in issue adjusted to reflect the effect were the cumulative preference shares to be converted to additional ordinary shares, together with the effect of exercising those share options granted where the exercise price is less than the average market price of the ordinary shares during the year. The Company reported a net loss from continuing operations in 2004, 2003 and 2002. As a result the loss per share is not reduced by dilution.

17.                               Dividends - non-equity

In 2002, the Company proposed and accrued $122,000 relating to non-equity dividends on the 3% convertible preference shares of £1 nominal value.  During 2003, the last remaining 2,000,000 3% convertible preference shares, held by Elan, were converted into ordinary shares and non-equity dividends of $24,000 were accrued.  On conversion, Elan gave up their preferential rights, including any rights to an accrued dividend, in exchange for the new ordinary shares allocated. In February 2004, Amarin settled its debt obligations with Elan by the payment of cash and the issue of a $5 million loan note.  As a result, with there being no longer a need to maintain an accrual for a preference dividend in 2004, Amarin released the accrued preference share dividends of $643,000.

18.                               Intangible fixed assets

Product rights
$’000
Group
Cost
At 1 January 2002	77,456
Additions	41,532
At 31 December 2002 and 1 January 2003	118,988
Disposal	(234)
At 31 December 2003 and at 1 January 2004	118,754
Additions	7,894
Acquisitions	6,858
Disposals	(120,434)
At 31 December 2004	13,072

Amortization
At 1 January 2002	25,331
Charge for the year	7,420
Impairment charge	38,782
At 31 December 2002 and at 1 January 2003	71,533
Charge for the year	5,466
Eliminated on disposal	(89)
Impairment charge	10,095
At 31 December 2003 and at 1 January 2004	87,005
Charge for the year	599
Eliminated on disposal	(84,834)
At 31 December 2004	2,770

Net Book Value
Net book value at 31 December 2004	10,302
Net book value at 31 December 2003	31,749
Net book value at 31 December 2002	47,455

During February 2004, Amarin exercised its purchase option to acquire exclusive US rights to Zelapar (see below for more information) at a cost of $7,894,000.  Amarin then sold Zelapar, together with Permax and the Primary Care Portfolio, to Valeant. As disclosed in the table above, the total book cost of these disposals was $120,434,000 as detailed below:

$’000
Permax	93,505
Primary care portfolio	18,929
Zelapar	8,000
120,434

During October 2004, Amarin concluded the acquisition of Laxdale; see note 3 for details of the fair value of assets acquired.  The acquisition gave rise to the recognition of an intangible fixed asset, representing intellectual property rights, relating to Miraxion (formerly known as Lax-101) and other intellectual property valued at $6,858,000.

This was supported by a discounted cashflow model of future expected cash outflows, to complete the Miraxion phase III clinical trials for Huntington’s disease through to regulatory approvals in the US and Europe together with contingent consideration milestones payable to the Laxdale vendors on regulatory approval.  Also considered were costs associated with bringing Miraxion and its indications (Huntington’s disease which is entering phase III clinical trials and depression which is entering phase II clinical trials) to market and future income cashflows from the commercialization of these indications.  The valuation from the model was capped to ensure negative goodwill did not arise (see note 3).

Amarin has contracted various parties to assist in the control and monitoring of the clinical trials. It is anticipated that such services will commence in mid-2005, when the majority of cash outflows are forecast to arise. As at 31 December 2004, Amarin had incurred consulting costs of $0.1 million. Amarin estimates that its first indication, for Huntington’s disease will reach approval in mid- to late 2007 and subsequent launch by late 2007 or early 2008, subject to the time it takes to complete the phase III clinical trials and the response time from regulatory authorities. As is customary with any project, a delay in reaching key milestones will impact on Amarin’s cashflows and may result in Amarin reviewing its funding strategy.

The model has been adjusted for various risk factors such as approval and commercial execution risk.

Summary of key indications within the pipeline

Program	Indication	Status	Partners

Lipophilic Platform

Miraxion	Huntington’s disease	Phase III	Scil Biomedical GmbH (Germany, Austria, France, Benelux) Juste S.A.Q.F. (Spain, Portugal) Link Pharmaceuticals Ltd (UK, Ireland)
Miraxion	Treatment-unresponsive depression	Phase II

Combinatorial Lipid Platform

Various	CNS disorders	Pre-clinical	—

In-licensed

LAX-201	Major Depression in Women	Phase II	—
LAX-202	Multiple Sclerosis Fatigue	Phase II	—

Additionally, we have assumed from Laxdale a license agreement which provides for a license to a marketing partner in Japan to develop, use, offer to sell, sell and distribute products in Japan utilizing certain of our intellectual property in the pharmaceutical fields of Huntington’s disease, depression, schizophrenia, dementia and other CNS indications.

Amarin is seeking a development and marketing partner for Miraxion in depression. The completion of further data analyses of earlier phase IIa clinical trials allows Amarin to initiate the identification of an appropriate collaborative partner with expertise in central nervous system development and marketing.

Historical movement on intangible fixed assets

During November 2000, Amarin acquired limited rights to Miraxion. On the date of acquiring Laxdale in 2004, the pre-existing intangible fixed asset had a net book value of approximately $3,611,000.  The useful economic life remaining for this intangible fixed asset and the intangible acquired on purchase of Laxdale has been determined as 15.5 years representing the time to patent expiry.  The effect of this revision is a decrease in the amortization charge for the year of $79,000 on the intangible fixed asset purchased in November 2000.

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

In 2001, the Group paid Elan $47,500,000 (approximately £32,348,000) in consideration for the combination of these rights.  A further $37,500,000 (approximately £25,733,000) would become payable on the exercise of the option.  The Group capitalized the consideration paid to Elan in 2001 as two separate intangible assets: (1) an exclusive US distribution right ($29,284,000) and (2) an option to acquire US rights to Permax ($18,216,000).  The initial payment of $47,500,000 was allocated between the two assets. The value ascribed to the distribution right was determined using the present value of projected cash flows anticipated over the 12 month period of the distribution agreement. The balance of the initial payment was allocated to the option. Prior to the exercise of the option, the value attributed to the distribution right was being amortized over its 12 month term. The value attributed to the option was not amortized as this amount represents a component of purchase consideration, subject to any impairment.

In 2001, the Company paid $473,000 to acquire exclusive US rights for Moraxen, a product in development by CeNeS plc for treatment of pain.  During 2002, CeNeS experienced financial difficulty and ceased further development work on Moraxen.  Consequently, included in the 2002 Group impairment charge is the write-off of $473,000, the entire carrying value of this intangible.

In 2002, the Group exercised its option to acquire Elan’s entire US Permax rights, triggering the further consideration of $37,500,000 (approximately £25,733,000).  The Permax asset was recorded at an amount equal to the total consideration paid, which included both the $37,500,000 in payments arising from the exercise of the option in 2002, as well as the $18,216,000 in value attributed to the option originally in 2001.  In addition, with the exercise of the option, management reassessed the useful life of the distribution right and concluded that the remaining carrying amount of $12,060,000 (being the original $29,284,000 cost amortized up to the date the option was deemed to have been exercised – January 1, 2002) should be amortized over a remaining period of 14 years to match the life assigned to the Permax intangible acquired in March 2002.

On 1 January 2003, the Group’s functional and reporting currency was changed to US dollars from pounds sterling.  Comparative data, which was historically reported in pounds sterling was recalculated as if converted to US dollars at the 31 December 2002 closing exchange rate of $1.6099 to £1. Accordingly, the combined Permax intangibles had a carrying cost value of £58,081,000 which was converted to $93,505,000 and the Zelapar intangible had a carrying value of £66,000 which was converted to $106,000.

During 2002, the Group recorded an impairment charge in relation to the value of Permax ($38,357,000) based on value in use, following the introduction of generic competition.  The impairment charge was calculated in accordance with FRS11 (UK GAAP) “Impairment of fixed assets and goodwill” using discounted expected future cashflows at an appropriate risk adjusted rate. As prescribed in FRS11 the launch of a generic is a “trigger” event which necessitates, where appropriate, a revision of the carrying value of the intangible.  Subsequent to this impairment charge, the Permax estimated economic useful life was reduced to 10 years, the estimated economic useful life of the other product rights.

The Group reviewed the 2003 year end carrying value of Permax and the Primary Care Portfolio for possible impairment by comparing the net realizable amounts resulting from the sale of these assets to their carrying amounts.  Accordingly, the Primary Care Portfolio was written down by $695,000 to a carrying value of $10,000,000 and Permax written down by $9,400,000 to a carrying value of $17,600,000.

During 2003, the Group disposed of its Swedish drug delivery and development business (see note 10) and accordingly intangible assets with a carrying value of $145,000 were eliminated on disposal.

In 2002, the Company paid $100,000 (approximately £66,000) to Elan for an option to acquire exclusive US rights to Zelapar, a product in development for Parkinson’s disease. This product was sold on 25 February 2004. No impairment arose as the net realizable amount equalled its carrying value at the time of disposal.

Company

Product rights
$’000
Cost
At 1 January 2002	77,222
Additions	41,532
At 31 December 2002, 1 January 2003 and at 1 January 2004	118,754
Additions	7,894
Disposals	(120,434)
At 31 December 2004	6,214

Amortization
At 1 January 2002	25,121
Charge for the year	7,541
Impairment charge	38,782
At 31 December 2002 and at 1 January 2003	71,444
Charge for the year	5,466
Impairment charge	10,095
At 31 December 2003 and at 1 January 2004	87,005
Charge for the year	497
Eliminated on disposal	(84,834)
At 31 December 2004	2,668

Net book value at 31 December 2004	3,546
Net book value at 31 December 2003	31,749
Net book value at 31 December 2002	47,310

19.                               Tangible fixed assets

Group

Cost	Short leasehold	Plant and equipment	Motor vehicles	Fixtures and fittings	Computer equipment	Total
	$’000	$’000	$’000	$’000	$’000	$’000

At 1 January 2002	655	3,806	85	750	742	6,038
Additions	—	512	—	202	251	965
Disposals	—	(158)	—	(174)	(24)	(356)
At 31 December 2002 and at 1 January 2003	655	4,160	85	778	969	6,647
Additions	—	365	—	55	242	662
Disposals	(362)	(4,350)	(85)	—	(504)	(5,301)
At 31 December 2003 and at 1 January 2004	293	175	—	833	707	2,008
Additions	—	—	—	—	9	9
Acquisitions	116	—	—	92	9	217
Disposals	—	(175)	—	(738)	(444)	(1,357)
At 31 December 2004	409	—	—	187	281	877

Accumulated depreciation
At 1 January 2002	32	2,851	48	118	526	3,575
Charge for the year	29	454	16	140	227	866
Eliminated on disposals	—	(50)	—	(113)	(17)	(180)
At 31 December 2002 and at 1 January 2003	61	3,255	64	145	736	4,261
Charge for the year	29	203	3	138	178	551
Eliminated on disposals	(10)	(3,334)	(67)	—	(424)	(3,835)
At 31 December 2003 and at 1 January 2004	80	124	—	283	490	977
Charge for the year	35	—	—	23	97	155
Eliminated on disposals	—	(124)	—	(236)	(322)	(682)
At 31 December 2004	115	—	—	70	265	450

Net book value
At 31 December 2004	294	—	—	117	16	427
At 31 December 2003	213	51	—	550	217	1,031
At 31 December 2002	594	905	21	633	233	2,386

Plant and equipment includes assets held under finance leases and purchase contracts as follows:

Cost	$‘000
At 1 January 2002	829
Additions	221
Disposals	(148)
At 31 December 2002 and at 1 January 2003	902
Additions	319
Disposals	(1,221)
At 31 December 2003 and at 1 January 2004 and 31 December 2004	—

Accumulated depreciation
At 1 January 2002	715
Charge for year	145
Disposals	(56)
At 31 December 2002 and at 1 January 2003	804
Charge for year	134
Disposals	(938)
At 31 December 2003 and at 1 January 2004 and 31 December 2004	—

Net book value
At 31 December 2004	—
At 31 December 2003	—
At 31 December 2002	98

Company Cost	Short leasehold	Motor vehicles	Fixtures and fittings	Computer equipment	Total
	$’000	$’000	$’000	$’000	$’000

At 1 January 2002	293	60	87	221	661
Additions	—	—	8	40	48
At 31 December 2002 and at 1 January 2003	293	60	95	261	709
Additions	—	—	—	6	6
Disposals	—	(60)	—	—	(60)
At 31 December 2003 and at 1 January 2004	293	—	95	267	655
Additions	—	—	—	9	9
Disposals	—	—	—	(3)	(3)
At 31 December 2004	293	—	95	273	661

Accumulated depreciation
At 1 January 2002	23	23	14	99	159
Charge for the year	29	16	16	79	140
Disposals	—	—	—	—	—
At 31 December 2002 and at 1 January 2003	52	39	30	178	299
Charge for the year	28	—	16	51	95
Disposals	—	(39)	—	—	(39)
At 31 December 2003 and at 1 January 2004	80	—	46	229	355
Charge for the year	31	—	20	33	84
Disposals	—	—	—	(1)	(1)
At 31 December 2004	111	—	66	261	438

Net book value
At 31 December 2004	182	—	29	12	223
At 31 December 2003	213	—	49	38	300
At 31 December 2002	241	21	65	83	410

The Company had no tangible fixed assets under finance leases at 31 December 2004, 2003 or 2002.

20.                               Fixed asset investments

Group

The Group had no fixed asset investments as 31 December 2004, 2003 or 2002.

Company

Group undertakings
$’000
Cost
At 1 January 2004 and 31 December 2003 and 2002	1,660
Additions	4,593
At 31 December 2004	6,253

Interest in group undertakings at 31 December 2004

Name of undertaking	Country of incorporation or registration	Description of shares held	Proportion of nominal value of issued share capital held by the
			Group	Company
			%	%

Amarin Pharmaceuticals Company Limited	England and Wales	1,599,925 £1 ordinary shares	100	100

Ethical Pharmaceuticals (UK) Limited	England and Wales	16,262 £1 ordinary shares	100	100
		11,735 £1 ‘A’ ordinary shares	100	100
		375,050 £1 redeemable cumulative preference shares	100	100
		5,421 £1 redeemable convertible cumulative preference shares	100	100

Amarin Neuroscience Limited (formerly Laxdale Limited)	England and Wales	4,000,000 £1 ordinary shares	100	100

Amarin Neuroscience Limited (formerly Laxdale Limited) was acquired on 8 October 2004 and accounted for using acquisition accounting.

Research and development companies

Amarin Neuroscience Limited (formerly Laxdale Limited).

Intermediate holding companies

Amarin Pharmaceuticals Company Limited.

Non trading companies

Ethical Pharmaceuticals (UK) Limited.

In October 2003, the Group disposed of its interests in Gacell Holdings AB and Amarin Development (Sweden) AB. In February 2004, the Group disposed of its interests in its US sales and marketing business, Amarin Pharmaceuticals Inc.

21.                               Stock

	Group			Company
	2004	2003	2002	2004	2003	2002
	$’000	$’000	$’000	$’000	$’000	$’000
Raw materials and consumables	—	274	800	—	274	800
Finished goods and goods for resale	—	2,377	6,926	—	2,377	6,862
	—	2,651	7,726	—	2,651	7,662

22.                               Debtors

	Group			Company
	2004	2003	2002	2004	2003	2002
	$’000	$’000	$’000	$’000	$’000	$’000
Amounts falling due within one year
Trade debtors	—	418	13,459	—	418	13,169
Amounts owed by Group undertakings	—	—	—	5,418	1,417	19,346
Corporation tax receivable	1,103	—	—	—	—	—
Other debtors	212	916	1,046	124	916	334
Prepayments and accrued Income	688	1,015	1,101	527	1,015	977
	2,003	2,349	15,606	6,069	3,766	33,826

No provision or charge against bad or doubtful debts has been made during 2004, 2003 or 2002.

Corporation tax receivable relates to tax credits for research and development held within Amarin Neuroscience Limited.

23.                               Current asset investments

The Group holds an investment in Antares Pharma Inc. (“Antares”) (formerly Medi-Ject Corporation), which is listed on the American Stock Exchange (AMEX) in the United States. In 2002, the directors wrote off the carrying value of the investment in Antares. At 31 December 2004, the market value of this investment was $21,000.

24.                               Creditors: amounts falling due within one year

	Group			Company
	2004	2003	2002	2004	2003	2002
	$’000	$’000	$’000	$’000	$’000	$’000
Current portion of other loans	—	31,500	27,500	—	31,500	17,500
Obligations under finance leases	—	—	19	—	—	—
Trade creditors	1,088	3,564	3,070	441	3,564	2,850
Amounts owed to group undertakings	—	—	—	15,435	13,367	13,868
Corporation tax payable	93	571	3,188	93	571	3,172
Other taxation and social security payable	193	116	386	62	116	263
Other creditors	255	4,321	23,274	214	4,321	23,191
Accruals and deferred income	2,712	13,653	9,466	2,301	13,653	9,048
	4,341	53,725	66,903	18,546	67,092	69,892

In February 2004, Amarin settled its entire debt obligations due to Elan by the payment of $17,195,000 (part of which represented the cost of acquiring Zelapar that was concurrently sold to Valeant) and the issuance of a loan note of $5,000,000. The loan note is described within note 25.

During 2003, following renegotiation of liabilities due to Elan, a related party, all amounts due became payable by 31 March 2004 (see note 40). Accordingly, all amounts payable to Elan were classified as due within one year.

At 31 December 2002, the “Current portion of other loans” comprised an unsecured loan from related parties of a total principal amount of $42,500,000 of which $27,500,000 was due within one year. Of this amount, $17,500,000 was repayable at 31 December 2002, with the remaining $10,000,000 due in 2003. This loan carried interest at 2% above dollar LIBOR. On January 16, 2003 $17,500,000 was paid. The remaining $10,000,000 was restructured and deferred by one year. Following renegotiation in August 2003, all amounts due under this loan ($25,000,000) became payable within one year and it was settled in February 2004 (see note 40).

As further discussed in note 25, $12,500,000 of the 2002 current portion of “Other creditors” related to the deferred fixed payments due as a result of the exercise of the option to acquire Permax (a further $15,000,000 of deferred fixed payments were due after one year). These amounts did not bear interest. During 2003, $5,000,000 was paid against these liabilities and an amount of $7,500,000 was waived by Elan. Following the renegotiation with Elan (see note 40), all deferred fixed payments were reclassified as due within one year. Following the sale of the Group’s Swedish drug delivery and development business (see note 10) part of the proceeds ($11,102,000) was applied to the total deferred fixed payments to leave a balance at the year end of $3,898,000.  The remaining balance was then settled in February 2004.

During 2003, the Group disposed of its Swedish operations. Watson Pharmaceuticals, Inc. holds a floating charge over the Group’s net assets relating to the sale of Amarin Development.  The charge relates solely to lost share certificates and has been matched by an insurance policy held by the Group.

At 31 December 2003, Elan held a fixed and floating charge over all of the Group’s assets to secure the Group’s obligations, both debt and deferred consideration (“the Elan Security”).  In addition the Elan Security secured a guarantee that Elan has given to Eli Lilly and Company relating to the Group’s 2002 acquisition of Permax.  As part of the purchase of Elan’s debt and equity interest in the Group by Amarin Investment Holding Limited (“AIHL”), an entity controlled by Mr Thomas Lynch, the non-executive chairman of Amarin in October 2004, the Elan Security was assigned to AIHL and then was subsequently discharged by agreement between the Group and AIHL.

25.                               Creditors: amounts falling due after more than one year

	Group			Company
	2004	2003	2002	2004	2003	2002
	$’000	$’000	$’000	$’000	$’000	$’000
Other loans	—	—	21,500	—	—	31,500
Other creditors	—	—	15,000	—	—	15,000
Obligations under finance Leases	—	—	193	—	—	—
	—	—	36,693	—	—	46,500

As discussed in note 24 above, during 2003 all amounts due to Elan were renegotiated and became payable within one year. In February 2004, all debt obligations due to Elan were settled by a cash payment of $17,195,000 (part of which represented the cost of acquiring Zelapar that was concurrently sold to Valeant) and the issuance of a loan note for $5,000,000 and 500,000 warrants. The loan note carried interest at 8% per annum and was repayable by installment commencing after one year of the balance sheet date. During September 2004, Elan sold its remaining interests in Amarin Investment Holding Limited, an entity controlled by Mr Thomas Lynch, the non-executive Chairman of Amarin. These interests included the $5,000,000 loan note and 500,000 warrants. During October 2004, Mr Lynch agreed to convert $3,000,000 of the loan note into 2,717,391 ordinary shares with an option to convert the remaining $2 million at the offering price of any future equity financing. Accordingly, a convertible loan note of $2,000,000 remains outstanding at 31 December 2004. This convertible loan note carries daily interest of 8% per annum payable half yearly. The loan note matures in January 2009.

In 2002, the Group’s finance lease obligations were part of the Swedish drug delivery and development business, sold on 28 October 2003.

In 2002, other loans comprised of:

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

Analysis of repayments

Bank overdrafts, bank loans and other loans are repayable as follows:

	Group			Company
	2004	2003	2002	2004	2003	2002
	$’000	$’000	$’000	$’000	$’000	$’000
Within one year or on demand	—	35,398	40,000	—	35,398	40,000
Between one and two years	—	—	31,500	—	—	31,500
Between two and five years	—	—	5,000	—	—	5,000
	—	35,398	76,500	—	35,398	76,500

The future minimum lease payments to which the Group and the Company are committed under finance leases are as follows:

	Group			Company
	2004	2003	2002	2004	2003	2002
	$’000	$’000	$’000	$’000	$’000	$’000
Less than one year	—	—	21	—	—	—
Between one and two years	—	—	231	—	—	—
Less: interest	—	—	(40)	—	—	—
	—	—	212	—	—	—
Less: current maturities	—	—	(19)	—	—	—
Long-term maturity	—	—	193	—	—	—

26.                               Convertible loan note

	Group			Company
	2004	2003	2002	2004	2003	2002
	$’000	$’000	$’000	$’000	$’000	$’000

Convertible loan note	2,000	—	—	2,000	—	—

A loan note of $2,000,000 remains outstanding at 31 December 2004. This loan note carries daily interest of 8% per annum payable half yearly. The loan note matures in January 2009. See note 25 for details of the terms of conversion and how the convertible loan note was created.

27.                               Provisions for liabilities and charges

Group and Company

	National Insurance	Transdermal Provision	Mill Valley Lease Provision	Total
	$’000	$’000	$’000	$’000
At 1 January 2002	124	1,077	—	1,201

(Released) to the profit and loss account	(74)	(1,077)	—	(1,151)

At 31 December 2002 and at 1 January 2003	50	—	—	50

(Released) to the profit and loss account	(50)	—	—	(50)

At 31 December 2003 and at 1 January 2004	—	—	—	—
Charged to the profit and loss account	32	—	655	687

At 31 December 2004	32	—	655	687

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

Following the disposal of Amarin’s US operations, Amarin remains liable for costs associated with the vacant US head quarters, based in Mill Valley, California.  The lease is Amarin’s obligation through to 31 October 2007.  Amarin is actively seeking a sub-tenant and has provided for the anticipated shortfall over the lease term, based on information available at this time.

28.                               Financial instruments

The Group has available financial instruments including preference shares, borrowings, finance leases, provisions, cash and other liquid resources, and various items, such as trade debtors, trade creditors etc, that arise directly from its operations. The main purpose of these financial instruments is to raise finance for the Group’s operations.

It is, and has been throughout the year under review, the Group’s policy not to enter into derivative instruments. This was also the case in the 2003 and 2002 financial years. The Group has held ordinary shares in other companies as current asset investments and these are shown as appropriate on the balance sheet. However, the holding of investments in other companies is not a principal activity of the Group and during the last three years the majority of these holdings have been provided against where no market exists for them, or sold where possible. At 31 December 2004 the value of traded shares in other companies was $nil (2003 and 2002: $nil) and the gain made in the year on the sale of current asset investments credited to the profit and loss account was $nil (2003 and 2002: $nil).

The main risks arising from the Group’s financial instruments are interest rate risk, liquidity risk and foreign currency risk. Details of the Group’s financial instruments with regard to interest rate risk and foreign currency risk are disclosed in the following sections to this note. It has been, and continues to be, the policy of the Board to minimize the exposure of the Group to these risks.

In February 2004, the Group disposed of its remaining overseas operations based in the US. In 2004, the US sales accounted for all of the Group’s total revenues. During the majority of 2003, the Group had two principal overseas operations in different territories: the USA and Sweden. The revenues and expenses of the operations in the USA were denominated in US dollars and those of the Swedish operation in Swedish Kroner. In 2003 sales to the US accounted for approximately 36% (2002:89%) of the Group’s total revenues. In order to protect the Group’s liquidity from fluctuations in the US dollar/sterling exchange rate, the bulk of the Group’s borrowings were denominated in US dollars. During October 2003, the Swedish subsidiary was sold and during February 2004, the American subsidiary was sold. The Swedish subsidiary was supported by a bank overdraft denominated in Swedish Kroner. Further financing for it was provided out of Group funds. The US business was supported by US dollar loans held by Group companies with the US dollar as their functional currency.

The balance sheet positions at 31 December 2004, 2003 and 2002 are not representative of the position throughout the period as cash and short-term investments, loans and shares fluctuate considerably depending on when fund-raising activities have occurred. Short-term debtors and creditors have been excluded from all the following disclosures, other than currency risk disclosures, as permitted by Financial Reporting Standard 13 (“Derivatives and other financial instruments”).

Liquidity risk

The Group has historically financed its operations through a number of loan facilities. The Group has, where possible, entered into long term borrowing facilities in order to protect short term liquidity. More recently, Amarin has raised finance by a private placement of ordinary shares and intends to obtain additional funding through earning license fees from partnering its drug development pipeline and/or completing further equity-based financings. Also, Amarin has a convertible loan note outstanding at the year end of $2 million which carries a fixed daily interest rate of 8% per annum, as detailed below.

Interest rate risk profile of financial liabilities

The Group’s financial long term liabilities, other than short-term creditors (which have been excluded), have comprised provisions, finance leases, loans and preference shares.

	2004				2003				2002
	Floating rate	Fixed rate	No interest	Total	Floating rate	Fixed rate	No interest	Total	Floating rate	Fixed rate	No interest	Total
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
Sterling	—	—	—	—	—	—	—	—	—	—	50	50
Swedish Kroner	—	—	—	—	—	—	—	—	212	—	—	212
US Dollar	—	2,000	—	2,000	—	—	—	—	15,000	—	21,500	36,500
Financial Liabilities	—	2,000	—	2,000	—	—	—	—	15,212	—	21,550	36,762
Preference Shares	—	—	—	—	—	—	—	—	—	3,220	—	3,220
Total	—	2,000	—	2,000	—	—	—	—	15,212	3,220	21,550	39,982

In February 2004, all debt obligations due to Elan were settled by a cash payment of $17,195,000 (part of which represented the cost of acquiring Zelapar that was concurrently sold to Valeant) and the issuance of a loan note for $5,000,000 and 500,000 warrants. The loan note carried interest at 8% per annum and was repayable by installment commencing after one year of the balance sheet date. During September 2004, Elan sold its remaining interests in Amarin to Amarin Investment Holding Limited, an entity controlled by Mr Thomas Lynch, the non-executive Chairman of Amarin. These interests included the $5,000,000 loan note and 500,000 warrants. During October 2004, Mr Lynch agreed to convert $3,000,000 of the loan note into 2,717,391 ordinary shares with the option to convert the remaining $2 million at the offering price of any future equity financing. Accordingly, a convertible loan note of $2,000,000 remains outstanding at 31 December 2004. This loan note carries daily interest of 8% per annum payable half yearly. The loan note matures in January, 2009.

During 2003, all long term obligations to Elan became due within one year of the balance sheet date.  Previously the floating rate financial liabilities comprised loans, finance lease obligations and bank overdrafts. These bore interest at rates based on national LIBID equivalents.

At 31 December 2002, the interest free liabilities comprised provisions (see note 27) other loans and deferred consideration (see notes 24 and 25). The maturity of the provisions depended on when certain employee share options were exercised, and when certain agreements were terminated. The interest free loan was repayable by 29 September 2004. The deferred consideration at the 2002 year end was payable in quarterly instalments between January 2004 and June 2005 (see notes 24, 25 and 40 for details of the renegotiation of this deferred consideration since the 2002 year end).

The preference shares attracted dividends at 3% per annum and were not redeemable but were convertible on, or after, 30 December 2001. During 2002, 2,129,819 of these shares were converted into ordinary shares. The remaining 2,000,000 were converted in 2003 (see note 29).

Interest rate risk profile of financial assets

The Group’s financial assets, other than short-term debtors, which have been excluded, comprise cash, short-term deposits and current asset investments.

	2004				2003				2002
	Floating rate	Fixed rate	No interest	Total	Floating rate	Fixed rate	No interest	Total	Floating rate	Fixed rate	No interest	Total
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
Sterling	8,105	—	—	8,105	318	—	—	318	3,217	—	—	3,217
Euro	34	—	—	34	—	—	—	—	—	—	—	—
Swedish Kroner	—	—	—	—	—	—	—	—	92	—	—	92
US Dollar	2,850	—	—	2,850	1,779	—	—	1,779	20,956	—	—	20,956
Total	10,989	—	—	10,989	2,097	—	—	2,097	24,265	—	—	24,265

The floating rate financial assets comprise cash balances. The majority of cash is generally held in floating rate accounts earning interest based on relevant national LIBID equivalents.

Foreign currency risk profile

In February 2004, the Group disposed of its US operations and in October 2004 acquired Laxdale Limited, a development company based in Scotland. During 2003, the Group disposed of its Swedish subsidiary and also changed its functional and reporting currency from sterling to US dollars.

Only Group companies with US dollars as their functional currency have monetary assets and liabilities in currency other than their local currency. At 31 December 2004, Group companies held sterling monetary assets of $609,000 and monetary liabilities of $2,789,000. At 31 December 2003, Group companies held sterling monetary assets of $807,000 and monetary liabilities of $3,200,000.

At 31 December 2004, Group companies with sterling as their functional currency held the following monetary assets and liabilities in the following currencies:

	Monetary assets	Monetary liabilities
	$’000	$’000
Sterling	1,353	1,138
Euro	—	50
Yen	—	250
US Dollar	—	77
	1,353	1,515

The Group expects the primary currency to continue to be US dollars as the level of US dollar denominated monetary assets and liabilities, including cash balances, increases as a result of future equity financings and/or license fees from partnering its drug development pipeline, together with the commencement of phase III US trials for Huntington’s disease.

At 31 December 2002 when the functional currency of the Group was sterling, Group companies held US dollar monetary assets of £29,256,000, US dollar monetary liabilities of £37,304,000, various EU monetary assets of £637,000 and various EU monetary liabilities of £544,000.

Fair values

The preference shares described in note 29 were not traded on an organized market. All preference shares were converted into ordinary shares prior to December 31, 2003.

In the opinion of the directors, the fair value of the convertible $2,000,000 loan note, at 31 December 2004, is $1,444,000. This has been calculated by discounting the cashflows associated with the convertible loan note to its net present value at 31 December 2004.

At 31 December 2003, the Group owed Elan the following amounts, all of which were renegotiated during 2003 as to be due 31 March 2004. All amounts fell due within one year and the directors considered that the carrying amounts approximate to their fair value due to the short time to maturity.

•                  US$6,500,000 non-interest bearing loan

•                  US$3,898,000 non-interest bearing deferred consideration

•                  US$25,000,000 interest bearing loan

As discussed above these were settled in February 2004.

In the opinion of the directors, the carrying amount of all other significant financial instruments approximates to their fair value, due to their short maturity periods or floating rate interest rates.

Maturity risk profile

	2004			2003			2002
		Finance			Finance			Finance
	Debt	leases	Total	Debt	leases	Total	Debt	leases	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
In one year or less	—	—	—	35,398	—	35,398	40,000	19	40,019
In more than one year but less than two years	—	—	—	—	—	—	31,500	—	31,500
In more than two years but not more than five years	2,000	—	2,000	—	—	—	5,000	193	5,193
Total	2,000	—	2,000	35,398	—	35,398	76,500	212	76,712

The Group’s preference shares and provisions have not been included in the above table, as the preference shares are not redeemable but were convertible on or after 30 December 2001 (see note 29) and were converted into ordinary shares during 2002 and 2003. The maturity of the provisions depended on when certain employee share options were exercised, and when certain agreements were terminated.

At 31 December 2004 and 2003, the Group had no overdraft facilities. In 2002, the Group had overdraft facilities of SEK 4,000,000, of which SEK 4,000,000 was undrawn at 31 December 2002. The average bank interest rate in Sweden for the year ended 31 December 2002 was 5%.

See note 25 and 40 for details of the renegotiation of the other loan and deferred consideration during 2004.

29.                               Called-up share capital

	2004	2003	2002
	$’000	$’000	$’000
Authorized
1,559,144,066 ordinary shares of £0.05 each (95,000,000 ordinary shares of £1 each for 31 December 2003 and 50,000,000 ordinary shares of £1 each for 31 December 2002)	125,319	152,828	80,495
17,939,786 deferred shares of £0.95 each (31 December 2003: nil and 31 December 2002: nil)	27,509	—	—
5,000,000 3% cumulative convertible preference shares of £1 each (31 December 2003 and 2002: 5,000,000)	8,050	8,050	8,050
	160,878	160,878	88,545
Allotted, called up and fully paid
37,632,123 ordinary shares of £0.05 each (31 December 2003: 17,939,786, 31 December 2002: 9,838,158, ordinary share of £1 each)	3,206	29,088	15,838
Nil 3% cumulative convertible preference shares of £1 each (31 December 2003: nil and 2002: 2,000,000)	—	—	3,219
	3,206	29,088	19,057

Issue of share capital

On 21 June 2004, each of the issued ordinary shares of £1 each was sub-divided and converted into one ordinary share of £0.05 and one deferred share of £0.95. Additionally, each authorized but unissued share of £1 each was sub-divided into 20 ordinary shares of £0.05 each.

A fresh issue of one ordinary £0.05 share was made for a consideration of £1. These proceeds were used by the Company to purchase the deferred shares in issue. The deferred shares were then cancelled by the Company and accordingly a transfer was made for the amount of $27,633,000 to the capital redemption reserve. Following these transactions, at 30 June 2004, there were 17,939,787 allotted, called up and fully paid ordinary shares of £0.05. Subsequently, the Company issued shares during October 2004 as follows:

•                  13,474,945 shares in consideration for the $12,775,000 (nominal value of $1,198,000) raised in the 7 October 2004 private placement, the proceeds of which were used to fund the combined operations of Amarin and Laxdale Limited;

•                  2,717,391 shares in consideration of the conversion of $3,000,000 (nominal value of $241,000) of debt to equity on 7 October 2004; and

•                  3,500,000 shares in consideration for the acquisition (nominal value of $312,000) of Laxdale Limited on 8 October 2004.

During the year ended 31 December 2002, the nominal value of the ordinary shares was converted from 10p to £1 and 2,129,819 of the 3% cumulative convertible preference shares of £1 each were converted into ordinary shares. During 2003 the remaining 2,000,000 3% cumulative convertible preference shares were converted into ordinary shares. During July 2003, the authorized share capital was increased by 45,000,000 ordinary shares of £1 each.

During January 2003, the Company raised $21,197,000 of additional funds through the issue of 6,093,728 new ordinary shares at $3.4785 per share. The proceeds together with cash on hand at the year end were partially utilized to repay the following amounts to Elan Pharma International Limited (“EPIL”), a related party:

•                  $2,459,880 in respect of interest accrued to 16 January 2003;

•                  $17.5 million in part repayment of the loans from EPIL; and

•                  $8,641,387 in respect of other amounts related to Permax.

In February 2003, the remaining preference shares (2,000,000) were converted into 2,000,000 £1 ordinary shares.

During the year ended 31 December 2003, 7,900 £1 ordinary shares were issued in respect of share options being £7,900 nominal value in aggregate for a total consideration of $12,000. During the year ended 31 December 2002, 34,000 £1 ordinary shares ($55,000) were issued in respect of share options being £34,000 nominal value in aggregate for a total consideration of $198,000.

The preference shares continue to form part of the Company’s authorized share capital (although none are now in issue) and confer to the holders the right to receive fixed cumulative preferential dividends at a rate of 3% per annum (net of withholding taxes) on the amount paid up on such shares. Such a dividend is paid if in the reasonable opinion of the Directors the profits justify such payments. The preference shares shall rank for dividend in priority to any other shares issued from time to time by the Company.

On a return of capital on a winding up or otherwise, the preference share holders will be repaid the amounts paid up on their preference shares, together with any arrears and accruals of the fixed cumulative preferential dividend. The preference shares do not entitle the holders to vote at general meetings except on any specific resolution directly and adversely affecting their rights, when they are entitled to such number of votes as they would have had had their preference shares been converted into ordinary shares. Each £1 preference share is convertible into one ordinary share of £0.05 each, on or after the second anniversary of the date of issue, or earlier on the occurrence of certain trigger events. These shares were issued in 1999. As indicated above certain of the preference shares were converted during 2002 and the balance were converted in February 2003.

30.                               Options and warrants over shares of Amarin Corporation plc

Number of share options outstanding*	Note	Date Option Granted	Exercise price per Ordinary Share*	Number of share options repriced at US$5.00 per Ordinary Share
			US$	(Note 1)
100,000	1	23 November 1998	25.00	100,000
250,000	2	23 November 1998	5.00	—
5,000	3	2 March 1999	7.20	—
5,500	4	7 September 1999	3.00	—
37,500	4	1 April 2000	3.00	—
10,000	3	7 April 2000	3.00	—
5,000	4	23 May 2000	3.00	—
3,293	4	26 September 2000	3.00	—
30,000	5	11 December 2000	5.40	—
20,000	3	19 February 2001	6.13	—
45,000	6	4 June 2001	8.70	—
395,000	6	2 July 2001	10.00	—
6,000	6	27 July 2001	12.90	—
15,000	6	31 August 2001	17.00	—
4,000	6	27 September 2001	17.40	—
10,000	6	12 December 2001	16.00	—
85,000	7	12 December 2001	16.00	—
344,600	6,8	23 January 2002	17.70	—
80,000	6	18 February 2002	13.30	—
20,000	9	1 May 2002	15.75	—
20,000	9	1 May 2002	13.26	—
20,000	9	1 May 2002	17.65	—
20,000	9	1 May 2002	19.70	—
15,000	9	1 May 2002	21.30	—
20,000	9	1 May 2002	16.80	—
60,000	9	1 May 2002	17.37	—
10,000	9	1 May 2002	12.77	—
88,340	9,10	19 July 2002	3.50	—
3,500	9	19 July 2002	12.00	—
5,000	9	19 July 2002	8.81	—
171,200	9	5 September 2002	3.33	—
60,000	9	6 November 2002	3.46	—
367,167	9	6 November 2002	3.10	—
120,933	9	24 February 2003	3.17	—
200,000	9	3 March 2003	2.82	—
20,000	9	31 March 2003	2.82	—
40,000	9	29 April 2003	2.82	—
33,000	9	2 July 2003	3.37	—
90,000	9	21 November 2003	3.25	—
375,000	11	7 July 2004	0.85	—
367,500	12	21 July 2004	0.84	—
465,000	13	8 October 2004	1.25	—
111,391	14	8 October 2004	1.25	—
20,000	15	29 November	2.40	—
4,173,924				100,000

During 2002, the Company introduced a new option plan. The terms of this plan are substantially the same as existing plans.

Notes:

*                 On 21 June 2004, each of the issued ordinary shares of £1 each was sub-divided and converted into one ordinary share of £0.05 and one deferred share of £0.95. Additionally, each authorized but unissued share of £1 each was sub-divided into 20 ordinary shares of £0.05 each.

A fresh issue of one ordinary £0.05 share was made for a consideration of £1. These proceeds were used by the Company to purchase the deferred shares in issue. The deferred shares were then cancelled by the Company and accordingly a transfer was made for the amount of $27,633,000 to the Capital Redemption Reserve. These changes do not affect the exercise prices of options.

During 2002, the nominal value of ordinary shares was converted from 10p to £1 each, resulting in the number of shares reducing by a factor of 10 and increasing the exercise price by a factor of 10.

1.               When granted these options were to become exercisable in tranches upon the Company’s share price achieving certain pre-determined levels. On 9 February 2000, the Company’s remuneration committee approved the re-pricing of these 100,000 options to an exercise price of US$0.50 per share (US$5.00 per share following the conversion of the nominal value of ordinary shares from 10p to £1 in 2002; the 2004 conversion discussed above has no effect on the exercise price), and the Company entered into an amendment agreement on the same day amending the exercise price and also removing the performance criteria attached to such options. These options are currently exercisable and remain exercisable until 1 April 2009.

2.               Of these options 80% became exercisable immediately and 20% after six months from date of grant and are exercisable until ten years from date of grant.

3.               These options are exercisable now and remain exercisable until ten years from date of grant.

4.               These options were granted to a former employee of Amarin Corporation plc, are now exercisable and expire on 30 November 2008.

5.               These options were exercisable in tranches of 33% over three years, and all are exercisable at 31 December 2004. The lapse date of the options has been extended to 3 December 2005 following the death of the option holder.

6.               These options become exercisable in tranches of 33% over three years on the date of the grant then on the first and second anniversaries of the date of grant and remain exercisable for a period of ten years from the date of grant.

7.               These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant.

8.               9,900 of these options were exercisable in tranches of 33% over three years, and all are exercisable at 31 December 2004. The lapse date of the options has been extended to 3 December 2005 following the death of the option holder.

9.               These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date employment commences. The options expire 10 years from the date of the grant.

10.         1,980 of these options were exercisable in tranches of 33% over three years, and all are exercisable at 31 December 2004. The lapse date of the options has been extended to 3 December 2005 following the death of the option holder.

11.         These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant.

12.         These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant.

13.         These options were issued to employees of Amarin Neuroscience Limited (formerly Laxdale Limited) on the date of acquisition by the Company and become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant.

14.         These options were issued to employees of Amarin Neuroscience Limited (formerly Laxdale Limited) on the date of acquisition by the Company in consideration of the cancellation of a comparable number of stock options (in value terms) previously held by these employees in Amarin Neuroscience Limited. All these options are fully vested.

15.         These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant.

Warrants in shares of Amarin Corporation plc

At 31 December 2004, warrants have been granted over ordinary shares as follows:

Number of warrants outstanding	Note	Date warrant granted	Exercise price per ordinary share
313,234	1	27 January 2003	US$	3.48
500,000	2	25 February 2004	US$	1.90
813,234

1)                                      During January 2003, via the private placement referred to in note 29, 313,234 warrants were issued to Security Research Associates Inc. and may be exercised between 27 January 2004 and 26 January 2008.

2)                                      In February 2004, all debt obligations due to Elan were settled by a cash payment of $17,195,000 (part of which represented the cost of acquiring Zelapar that was concurrently sold to Valeant) and the issuance of a loan note for $5,000,000 and 500,000 warrants granted to Elan at a price of $1.90 and exercisable from 25 February 2004 to 25 February 2009. During September 2004, Elan sold its remaining interests in Amarin to Amarin Investment Holding Limited, an entity controlled by Amarin’s non-executive Chairman, Mr Thomas Lynch. These interests included Elan’s equity interest, the $5,000,000 loan note and the 500,000 warrants.

31.                               Share premium account and reserves

Group

	Capital redemption reserve	Treasury Shares	Share premium account	Merger reserve	Profit and loss account	Total
	$’000	$’000	$’000	$’000	$’000	$’000
At 1 January 2002	—	—	61,409	(1,653)	(45,961)	13,795
Premium on share issue	—	—	144	—	—	144
Share issuance costs	—	—	(407)	—	—	(407)
(Loss) for the year	—	—	—	—	(37,169)	(37,169)
Exchange difference on consolidation	—	—	—	—	(1,628)	(1,628)
At 31 December 2002 and at 1 January 2003	—	—	61,146	(1,653)	(84,758)	(25,265)
Premium on share issues	—	—	11,181	—	—	11,181
Share issuance costs	—	—	(2,104)	—	—	(2,104)
(Loss) for the year	—	—	—	—	(19,248)	(19,248)
Release on disposal	—	—	—	1,653	(1,653)	—
At 31 December 2003 and at 1 January 2004	—	—	70,223	—	(105,659)	(35,436)
Premium on share issues	—	—	17,805	—	—	17,805
Redemption of deferred shares	27,633	—	—	—	—	27,633
Share issuance costs	—	—	(953)	—	—	(953)
Profit for the year	—	—	—	—	4,655	4,655
Treasury shares	—	(217)	—	—	—	(217)
At 31 December 2004	27,633	(217)	87,075	—	(101,004)	13,487

Capital redemption reserve

On 21 June 2004, each of the issued ordinary shares of £1 each was sub-divided and converted into one ordinary share of £0.05 and one deferred share of £0.95. Additionally, each authorized but unissued share of £1 each was sub-divided into 20 ordinary shares of £0.05 each.

A fresh issue of one ordinary £0.05 share was made for a consideration of £1. These proceeds were used by the Company to purchase the deferred shares in issue. The deferred shares were then cancelled by the Company and accordingly a transfer was made for the amount of $27,633,000 to the capital redemption reserve.

Treasury shares

During October 2004, Amarin concluded the acquisition of Laxdale.  Laxdale has a shareholding in Amarin dating back to November 2000.  Under UITF 37 these shares are re-classified as ‘treasury shares’ from investments, where they are recorded in Laxdale’s single entity financial statements, and included as a deduction from shareholders’ funds. At 31 December 2004, Laxdale held 200,797 shares in Amarin. These shares are carried at the value as at the date of acquisition, being the market value of $1.08 per share and total carrying value of $217,000. The nominal value of each share is £0.05.

Merger reserve

The business combination of the Company and Gacell Holdings AB was treated as a merger. The merger reserve arising on consolidation consisted of the cost of the investment by the Company in Gacell Holdings AB less the share capital of Gacell Holdings AB. The merger reserve was released following the disposal of the Gacell Holdings AB.

The cumulative value of goodwill written off to reserves up until 31 December 2004, 2003 and 2002 was $3,007,000.

Company

	Share premium account	Capital redemption reserve	Profit and loss account	Total
	$’000	$’000	$’000	$’000
At 1 January 2002	58,683	—	(46,038)	12,645
Premium on share issue	144	—	—	144
Share issuance costs	(407)	—	—	(407)
(Loss) for the year	—	—	(37,625)	(37,625)
At 31 December 2002 and at 1 January 2003	58,420	—	(83,663)	(25,243)
Premium on share issue	11,181	—	—	11,181
Share issuance costs	(2,104)	—	—	(2,104)
(Loss) for the year	—	—	(31,254)	(31,254)
At 31 December 2003 and at 1 January 2004	67,497	—	(114,917)	(47,420)
Premium on share issue	17,805	—	—	17,805
Share issuance costs	(953)	—	—	(953)
Redemption of deferred shares	—	27,633	—	27,633
Profit for the year	—	—	5,482	5,482
At 31 December 2004	84,349	27,633	(109,435)	2,547

32.                               Capital commitments

Capital expenditure that has been contracted for but has not been provided for in the financial statements amounted to $nil at 31 December 2004 (31 December 2003: $nil, 31 December 2002: $nil).

33.                               Financial commitments

The Group had annual commitments under non-cancellable operating leases as follows:

	2004		2003		2002
	$’000		$’000		$’000
	Land and Buildings		Land and Buildings		Land and Buildings
	Group	Company	Group	Company	Group	Company
Expiring within one year	—	—	171	—	—	—
Expiring between two and five years inclusive	810	537	—	—	31	—
Expiring in over five years	622	622	1,003	503	972	441
	1,432	1,159	1,174	503	1,003	441

The other non-cancellable operating leases which existed at the 2003 year end were sold on 25 February 2004.

Minimum payments under non-cancellable operating leases for the next five years are as set forth below:

	Land and Buildings	Land and Buildings
	$’000	$’000
	Group	Company
2005	1,432	1,159
2006	1,432	1,159
2007	1,070	1,070
2008	622	622
2009	622	622
	5,178	4,632

Minimum payments under non-cancellable operating leases for the years 2010 and beyond are $1,406,000 (Company: $1,406,000) which are for land and buildings. No new leases were signed during 2004.

On October 15, 2001 the Group acquired a six year lease, with an option for a further six years, on office premises in Mill Valley, San Francisco, California. These premises are presently vacant and management are actively seeking a sub-tenant.  The lease expires on 31 October 2007 and management has provided for the anticipated shortfall in rental income over expenditure (see note 27).  The current annual rent and service charge is $538,000 per annum.

On April 27, 2001 the Company acquired a nine year lease for premises in London, UK. The rental is $189,000 per annum and is subject to review in 2005.  In 2004, the rent and service charge was $256,000.

Laxdale has annual commitments under non-cancellable operating leases relating to land and buildings which expire on 1 January 2007.  The annual amount payable, per annum for rent is, £141,550 (approximately $273,000).

Laxdale has annual commitments under non-cancellable operating leases relating to plant and machinery which expire within one year.  The remaining amount payable in 2005 is £11,000 (approximately $21,000).

Following the acquisition of Laxdale Limited on 8 October 2004, further consideration may become payable upon marketing approval being obtained for approval of products (covered by Laxdale’s intellectual property) by the US Food and Drug Administration (“FDA”) and European Medicines Agency (“EMEA”) approval. The first approval obtained in the US and Europe would result in additional consideration of £7,500,000 payable, for each approval, to the vendors of Laxdale Limited. The second approval obtained the US and Europe would result in additional consideration of £5,000,000 payable, for each approval, to the vendors of Laxdale Limited. Such additional consideration may be paid in cash or shares at the sole option of each of the vendors (see note 10).

During 2005, Amarin Corporation plc has opened an office in Dublin; the amount payable for the one year lease is $32,000.

34.                               Contingent liabilities

The Group is not presently subject to any litigation.

35.                               Reconciliation of net cash flow to movement in net funds/(debt)

	2004	2003	2002
	$’000	$’000	$’000
Increase/(decrease) in cash in the period	8,520	(22,168)	(8,852)
Cash outflow from decrease in borrowings	6,300	33,605	2,769
Change in net funds/(debt) resulting from cash flows	14,820	11,437	(6,083)
Other non-cash items	27,098	7,496	(12,216)
Foreign exchange differences on borrowings	372	—	(10,142)
Disposal of finance leases	—	212	—
Mark to market of current asset investments	—	—	(71)
Movement in net funds/(debt) in the period	42,290	19,145	(28,512)
Net debt at 1 January	(33,301)	(52,446)	(23,934)
Net funds/(debt) at 31 December	8,989	(33,301)	(52,446)

36.                               Analysis of net funds/(debt)

	At 31 December 2001	Cash flow	Other non cash changes	At 31 December 2002	Cash flow	Other non cash changes	At 31 December 2003	Cash flow	Other non cash changes	At 31 December 2004
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cash at bank and in hand	33,307	(9,042)	—	24,265	(22,168)	—	2,097	8,520	372	10.989
Overdrafts	(190)	190	—	—	—	—	—	—	—	—
	33,117	(8,852)	—	24,265	(22,168)	—	2,097	8,520	372	10,989
Debt due after one year	(7,190)	—	(29,310)	(36,500)	17,500	19,000	—	—	(2,000)	(2,000)
Debt due within one year	(49,776)	2,576	7,201	(39,999)	16,105	(11,504)	(35,398)	6,300	29,098	—
Finance leases due after one year	—	—	(193)	(193)	—	193	—	—	—	—
Finance leases due within one year	(156)	193	(56)	(19)	—	19	—	—	—	—
	(57,122)	2,769	(22,358)	(76,711)	33,605	7,708	(35,398)	6,300	27,098	(2,000)
Current asset investments	71	—	(71)	—	—	—	—	—	—	—
Total	(23,934)	(6,083)	(22,429)	(52,446)	11,437	7,708	(33,301)	14,820	27,470	8,989

The disposal of API in February 2004 generated cashflows to enable Amarin to repay and restructure its debt as discussed below, in note 37.

Movements in finance lease obligations relate to those held by ADAB, which was sold in October 2003.

Neither the disposal of API or the acquisition of Laxdale had debt or finance leases associated with them and accordingly have been excluded from the table above.

37.                               Major non-cash transactions

In February 2004, debt obligations due to Elan were settled by a cash payment of $17,195,000 (part of which represented the cost of acquiring Zelapar that was concurrently sold to Valeant) and the issuance of a loan note for $5,000,000 and 500,000 warrants. Amarin recorded a total gain on settlement of Elan debt of $24,608,000. The loan note carried interest at 8% per annum and was repayable by installment (30% on 31 January 2006, 30% on 31 January 2007 and 40% on 31 January 2009). During September 2004, Amarin reached agreement with Valeant to settle a dispute following the disposal of our US operations and certain product rights.  It was agreed that Valeant would pay Amarin, unconditionally $2,000,000 on 30 November 2004, of which $1,000,000 was paid to Elan.  Amarin agreed to waive rights to future income from Valeant of $3,000,000 (due on successful completion of Zelapar safety studies) and $5,000,000 (due on approval by the US Food and Drug Administration).  Also during September 2004, Elan sold its remaining interests in Amarin to Amarin Investment Holding Limited, an entity controlled by Mr Thomas Lynch, the non-executive Chairman of Amarin. These interests included the $5,000,000 loan note and 500,000 warrants. During October 2004, Mr Lynch agreed to convert $3,000,000 of the loan note into 2,717,391 ordinary shares with an option to convert the remaining $2,000,000 at the offering price of any future equity financing.  Accordingly, a loan note of $2,000,000 remains outstanding at 31 December 2004. This loan note carries daily interest of 8% per annum payable half yearly. The loan note matures in January 2009.

The non-cashflow impact of translation gains of $409,000 on Amarin’s sterling cash balances held less translation losses of $37,000 on Laxdale’s sterling cash and overdraft balances give rise the net movement of $372,000.

Analysis of movements on debt due within one year

	$’million	Cash movements on Elan debt $’million	Non cash movements on Elan debt $’million
Permax loan	25.0
Primary care portfolio (Carnrick) loan	3.9
Carnrick loan	6.5
Amounts owed to Elan at 31 December 2004	35.4
New loans in January and February 2004 - bridging finance	4.0	4.0
New loans in February 2004 - Zelapar loan	7.9	7.9
Accrued interest	0.5		0.5
Amounts owed to Elan at 25 February 2004	47.8
Cash paid in settlement - 25 February 2004	(17.2)	(17.2)
Loan note issued in settlement - 25 February 2004	(5.0)		(5.0)
Cash paid in settlement - 1 December 2004	(1.0)	(1.0)
Gain on settlement of amounts owed to Elan	24.6		(24.6)
		(6.3)	(29.1)

During 2003, the Group obtained a waiver of $7,500,000 against non-interest bearing debt owed to Elan, a related party.

During 2002, 2,129,819 3% cumulative preference shares of £1 each were converted into 2,129,819 ordinary shares of £1 each. During 2003, the remaining 2,000,000 preference shares were converted into 2,000,000 ordinary shares of £1 each.

38.                               Pensions

The Group operates a number of defined contribution money purchase pension schemes for certain eligible employees. The assets of the schemes are held separately from those of the Group in independently administered funds. The pension cost charge represents contributions paid and payable by the Group to the fund and amounted to $111,000 (year to 31 December 2003: $160,000, year to 31 December 2002: $375,000). At the year end there was a liability of $nil (31 December 2003: liability amount of $5,000, 31 December 2002: prepaid amount of $2,000).

39.                               Post balance sheet events

As at the date of this annual report there have been no material post balance sheet events.

40.                               Related party transactions

A.            Elan and Amarin Investment Holding Limited

During the three years ended 31 December 2004, Amarin entered into certain contracts, and varied the terms of other contracts, with Elan which was a related party at the time such transactions were entered into but is no longer so, and Amarin Investment Holding Limited which is a significant shareholder and an entity controlled by our Chairman Mr. Thomas Lynch.  The directors consider that transactions with Elan and Amarin Investment Holding limited have been entered into on an arm’s length basis. Details of such transactions (together with certain historic detail for reference purposes) involving Elan are given below.

(a)  Permax

On 29 May 2001 the Board of Directors approved a Distribution, Marketing and Purchase Option Agreement with Elan relating to the Parkinson’s disease product, Permax. This was amended and restated on 28 September 2001, (the “Permax Agreement”) and gave the Company the exclusive US marketing, distribution and purchase option rights to this product.

Under the Permax Agreement, the Company was appointed exclusive US distributor for Permax until 16 May 2002, with an option to acquire Elan’s continuing rights in the product. As a part of the Permax Agreement the Company made payments of $47,500,000 to Elan in consideration for the rights and purchase option with a further $37,500,000 payable by way of deferred consideration over the course of the following three years (the “Deferred Consideration”).

The Company also agreed to pay Elan royalties on Permax sales. As part of the transaction, the Company received a loan from Elan for the amount of $45,000,000, which matured in September 2002 (the “Elan Loan”).

(b)  Zelapar

In May 2001, Amarin paid a non-refundable option fee of $100,000 to acquire the US rights to Zelapar from Elan (the “Zelapar Agreement”). The option to acquire the US rights to Zelapar was exercisable at any time up to 30 days after FDA approval of the NDA for Zelapar. The Zelapar Agreement required us to make four milestone payments of up to $42,500,000 plus running royalties based on a percentage of net sales of Zelapar in the US for the first eight years following exercise. Elan were obliged at this time to pay all research and development costs including filing costs for the NDA up to and including approval of the NDA by the FDA.

(c)  Acquisition of Rights to Permax

In March 2002, Amarin exercised its purchase option under the Permax Agreement to acquire, and completed the acquisition of, the remaining US rights to Permax from Elan. Following the close of the transaction, Amarin replaced Elan as Eli Lilly’s exclusive licensee for Permax in the US.

(d)  Elan Equity Stake in Amarin

In March 2002, Elan converted 2,129,819 Preference Shares into an equivalent number of Ordinary Shares. Effective February 2003, Elan converted its remaining 2,000,000 Preference Shares into 2,000,000 Ordinary Shares. Elan has the right to include these Ordinary Shares, together with its remaining 2,653,819 Ordinary Shares and ADSs, in a registration statement filed by us.

Elan agreed with us that, until 1 October 2003, it would not sell, transfer or otherwise dispose of any of the Ordinary Shares, ADSs or Preference Shares held by it, provided that Elan would not have been prevented from:

•                  converting Preference Shares into Ordinary Shares;

•                  accepting any offer made to all holders of our Ordinary Shares to acquire all or part of our issued Ordinary Share capital;

•                  transferring any securities to a subsidiary or holding company of such shareholder; or

•                  selling Ordinary Shares or ADSs where the purchaser entered into a written agreement confirming its intention to hold such Ordinary Shares for a period ending not earlier than 30 September 2003 and the per share sale price of such Ordinary Shares was not less than 90% of the closing sale price of our ADS’s on the NASDAQ National Market for the five trading days immediately prior to the date of such sale.

Elan had additional registration rights which were based on rights it acquired in 1998. These included the right to demand further registrations of its Ordinary Shares and ADSs. Such a registration would, at Elan’s request, have involved an underwritten offering, which Elan could have commenced at any time after 1 January 2004 if it included in such offering at least 1,000,000 Ordinary Shares and ADSs and determined in good faith that such an underwritten offering was in its best economic interest.

(e)  Restructuring of Elan Loan

In July 2002, Amarin restructured for the first time the Elan Loan originally scheduled for repayment in full on 30 September 2002. Under the revised payment schedule, the Elan Loan was to be repaid in four instalments of $2,500,000, $17,500,000, $10,000,000 and $15,000,000, beginning in the third quarter of 2002.

(f)  Purchase of Manufacturing and Development Services and Other Services

During 2002, Elan paid the Group $250,000 per quarter to secure manufacturing and development services from Amarin Development (Sweden) AB. During 2002, Amarin purchased services from Elan amounting to $250,000.

(g)  January 2003 Restructuring of Elan Obligations

In conjunction with the closing of the private placement on 27 January 2003, Amarin again restructured certain of the debt and milestone payments due or potentially due to, and certain of our contractual obligations with, Elan as indicated below:

(i)  Elan Loan

Amarin paid $2,459,880 in cash out of cash reserves to Elan as interest accrued on the Elan Loan to 16 January 2003. The Elan Loan was varied so that the instalments were rescheduled as follows:

•                  the $10,000,000 due and payable on 30 September 2003, together with accrued interest, became due and payable on 30 September 2004; and

•                  the $15,000,000 due and payable on 30 September 2004, together with accrued interest, became due and payable on 30 September 2005.

In accordance with the terms of the Elan Loan, on 16 January 2003 Amarin paid $17,500,000 to Elan that was previously due on 31 December 2002.

(ii) Permax

Amarin paid $8,641,387 to Elan in discharge of the current outstanding balance relating to Permax inventory, royalties and a $2,500,000 quarterly instalment of Deferred Consideration.

The Permax Agreement was amended so that the Deferred Consideration was reduced by $7,500,000.

(iii) Zelapar

The Zelapar Agreement was amended so that the first sales milestone payable by us to Elan became $17,500,000 rather than $12,500,000. Amarin also agreed to pay approved reasonable and verifiable out-of-pocket costs incurred by Elan after 31 December 2002 in respect of any further development costs incurred for Zelapar.

(iv) General

Amarin undertook to use its commercial best efforts (subject to the fiduciary obligations of our board of directors) to sell all or substantially all of the Primary Care Portfolio and Amarin AB for upfront cash consideration of a reasonable sum and as expeditiously as was reasonably practicable. Amarin agreed with Elan to apply the net proceeds from such sale or sales as follows:

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

•                  prepayment of all sums then due under the Elan Loan;

•                  payment of any additional amounts due to Elan; and

•                  if there is any remainder, applied in our sole discretion.

Elan had the right, at its sole discretion, to redirect the order in which the net proceeds of any such sales were applied as between the uses set out above. Additionally, after having paid the first $35,000,000 of the net proceeds of any sale in the manner set out above, Amarin could at its option have deferred payment of 50% of any balance due to Elan for a period of six months from the closing of such sale or sales.

Amarin also agreed with Elan that if at any time and from time to time prior to our payment in full of the balance of the non-refundable sum of $30,000,000 due to Elan for the acquisition of Permax, the Carnrick Loan and the Elan Loan, it received financing relating to the issuance of equity securities, warrants to acquire equity securities or debt convertible into equity securities, the company would apply one-half of the net proceeds of such financing toward the payment of such obligations.

(h)  August 2003 Restructuring of Elan Obligations

In August 2003, Amarin agreed with Elan as part of a comprehensive settlement of its debt obligations to Elan:

•                  to pay $30,000,000 in cash no later than 31 December 2003;

•                  to pay $10,000,000 in equity when Zelapar annual sales reach $20,000,000;

•                  to continue to pay a 12.5% royalty on future sales of Zelapar; and

•                  in the event that we raised funds in excess of $40,000,000 from the disposal of non-core assets and/or financing, the company agreed to use half the excess to reduce the existing Zelapar royalty of 12.5% at the rate of one-half of one percent for each $1 million per half of 1%, up to a maximum of 5%.

In consideration for the foregoing, Elan agreed to:

•                  a moratorium on debt and interest payments until 31 December 2003;

•                  full and final settlement of all the Elan Loan, the Carnrick Loan and the Deferred Consideration;

•                  elimination of existing option and milestone payments relating to Zelapar;

•                  in connection with this agreement we granted to Elan a fixed and floating charge over all of its assets, to be reduced to $5,000,000 upon payment of the $30,000,000 no later than the year-end.

(i)  December 2003 Restructuring of Elan Obligations

In December 2003, the Company agreed with Elan that, if the $30,000,000 minimum payment was not made by 31 December 2003, the year-end deadline for debt repayment could be extended to 31 March 2004 in consideration of the payment to Elan of interest (calculated at 1% per month on the outstanding balance) and a one-off payment to Elan of $1,500,000. Elan also agreed that the Company could retain a further $2,000,000 per month for the first three months of 2004 from the net proceeds from the sale of ADAB in order to fund the Company’s operating deficit through the first quarter of 2004.  Draw down of these funds was subject to the Company demonstrating to Elan’s satisfaction that the Company has a reasonable prospect of consummating a transaction to settle the Elan debt by 31 March 2004.

(j)  Sale of API/February 2004 Restructuring of Elan Obligations

Simultaneously with the closing of the asset purchase agreement with Valeant Pharmaceuticals International (“Valeant”), Amarin reached a full and final agreement with Elan regarding the settlement of the renegotiated outstanding financial obligations.  Under the terms of this agreement with Elan, the amount of $24,400,000 then required to discharge the company’s obligations to Elan was amended so that it would pay Elan approximately $17,195,000 in cash on closing of the Valeant transaction, plus a further payment of $1,000,000 on the successful completion of the Zelapar safety trials to discharge these obligations.

We also issued a $5,000,000 5-year loan note to Elan with capital repayment as follows:

•                  $1,500,000 in January 2006;

•                  $1,500,000 in July 2007; and

•                  $2,000,000 in January 2009.

At Elan’s option, the loan note could have been repaid from proceeds Amarin were due to receive from a $5,000,000 milestone payable by Valeant on the NDA approval of Zelapar. The loan note is also prepayable by us at any time, subject to a prepayment fee of $250,000, and carries an interest rate of 8% per annum.

Additionally, the company agreed to issue 500,000 warrants to Elan priced at the average market closing price for the Ordinary Shares for the 30-day period prior to closing. As a result, Elan’s fully diluted ownership in Amarin increased at that time from 25.9% to 28.0%.

Amarin closed the Valeant transaction on February 25, 2004.  From the proceeds of this sale the company made a payment to Elan of approximately $17.2 million in partial payment of outstanding indebtedness and entered into the various agreements and instruments set out above.

On September 30, 2004 Amarin Investment Holding Limited declared an interest to Amarin in the following securities in Amarin following their purchase from Elan Corporation plc and its affiliated companies:

•                  4,653,819 ADSs;

•                  Warrants to subscribe for 500,000 Ordinary Shares at an exercise price of US$1.90 per share; and

•                  US$5 million in aggregate principal amount of Secured Loan Notes due 2009, issued pursuant to a loan note instrument dated February 25, 2004.

The Board of Directors of Amarin reviewed and approved this transaction after consultation with certain of its advisors.

Following its acquisition of equity and debt securities of Amarin from Elan Corporation plc, Amarin Investment

Holding Limited converted $3 million of the $5 million in principal amount of loan notes acquired by it into 2,717,391 ordinary shares of Amarin on October 7, 2004. The debt was converted at a price of $1.104 per share. This transaction was reviewed by Amarin’s Audit Committee and approved by our disinterested directors. The shares issued pursuant to such debt conversion are subject to a lockup agreement restricting their sale for a period of six months from October 7, 2004. The remaining $2 million in principal amount of the loan notes is payable in January 2009, and interest thereon accrues at the rate of 8% per annum and is payable on a semi-annual basis. Amarin Investment Holding Limited can, at its option, convert such remaining principal amount into ordinary shares at the offering price established by the Company pursuant to any equity financing in excess of $5 million that we may conduct in the future, subject to the review of Amarin’s Audit Committee and approval of Amarin’s disinterested directors.

As a result of the above Elan was no longer a related party as at September 30, 2004.

B. Approval of related party transactions

All of the above transactions were approved in accordance with our policy for related party transactions. Our policy in 2004 was to require Audit Committee review and approval of all transactions involving a potential conflict of interest, followed by the approval of the Audit Committee or of a majority of the board of directors who do not have a material interest in the transaction.

C. Transactions between Group companies

The Company has taken advantage of the exemption in FRS 8 “Related Party Disclosures” not to disclose information relating to transactions between Group companies at 31 December 2004.

Prior to the acquisition of Laxdale on 8 October 2004, the Company funded Laxdale’s working capital. Amarin commenced funding on 7 June 2004 and as at the date of acquisition, Amarin had advanced $1.86 million including interest ($0.03 million), charged at standard commercial rates on an arm’s length basis.

Laxdale Ltd has a licence agreement with Scarista Ltd whereby rights to develop products using Scarista’s intellectual property and know-how has been licensed to Laxdale Ltd. Scarista Ltd is ultimately owned by a family trust, the beneficiaries of which was Dr D F Horrobin and is S M Clarkson. Dr D F Horrobin was a director of Laxdale Limited until his death on 1 April 2003 and SM Clarkson was a director of Laxdale until she resigned on 8 October 2004. Under the licence agreement Laxdale has the right to develop and market products in specified territories. In return for the rights granted to it, Laxdale will make royalty payments to Scarista Ltd based on income from sales of products at normal commercial rates. In addition Scarista has a license agreement with Laxdale Ltd whereby rights to market and sell products using Laxdale’s intellectual property and know how have been licensed to Scarista Ltd. Under the license agreement Scarista has the right to market products in specified territories. In return for the rights granted to it, Scarista will make royalty payments to Laxdale Ltd based on the income it receives from commercialising the products at normal commercial rates. Under both licences Scarista and Laxdale are responsible for the prosecution and maintenance costs of the patents relating to their respective territories licensed to them. For administrative reasons these are paid by Scarista and recharged to Laxdale for the pre-acquisition period from 1 April 2004 to 8 October 2004, Scarista Limited paid patent fees totalling £98,481 ($177,807), for the pre-acquisition period for the year ended 31 March 2004 Scarista paid patent fees totalling £231,324 ($394,431) (2003 – £177,980 ($285,195)), which were recharged to Laxdale Ltd in accordance with the license agreements. No other transactions under the license agreements took place during the year ended 31 March 2004 (2003 – nil).

Subsequent to the acquisition by Amarin, Laxdale entered into re-negotiated cross-licensing agreements with Scarista Limited which provide Laxdale with rights to specified intellectual property covering the United States, Canada, the European Union and Japan. Scarista has granted a license to Laxdale pursuant to which Laxdale has the exclusive right to market, sell and distribute products utilizing certain of Scarista's intellectual property (including intellectual property for the use of Miraxion in drug-resistant depression) within a field of use encompassing all psychiatric and central nervous system disorders, and within the territories of the United States, Canada, the European Union and Japan. As part of such re-negotiation Scarista is entitled to receive reduced royalty payments of 5% on all net sales by Laxdale of products utilizing such Scarista intellectual property and certain of Laxdale’s intellectual property (which intellectual property had been transferred to Laxdale by Scarista in March, 2000). In consideration of Scarista entering into these agreements and the reduction of Scarista's royalty from 15% to 5%, Laxdale has paid a signing fee of £500,000 ($891,000) to Scarista. The Scarista intellectual property licensed to Laxdale is material to our development efforts with respect to Miraxion. In addition, Laxdale has granted a license to Scarista pursuant to which Scarista has the exclusive right to market, sell and distribute products utilizing certain of Laxdale's intellectual property (including intellectual property for the use of Miraxion in Huntington's disease) within a field of use encompassing all psychiatric and central nervous system disorders, and on a worldwide basis in all territories other than the United States, Canada, the European Union and Japan. Laxdale is entitled to receive royalty payments of 5% on all net sales by Scarista or its licensees of products utilizing such Laxdale intellectual property. Under each of these license agreements royalties are payable until the latest to occur of (i) the expiration of the last patent relating to any product using the licensed technology, (ii) the expiration of regulatory exclusivity with respect to any product using the licensed technology, or (iii) the date on which the licensed technology ceases to be secret and substantial in a given territory. Upon the termination of royalty payment obligations with respect to any product, the licensee will thereafter have a fully paid up, royalty free, non-exclusive license to continue using the licensed technology in respect of such product.

There were no patent fees recharged from Scarista to Laxdale during the post acquisition period to 31 December 2004 and no balance remained outstanding between Scarista and Laxdale at the 31 December 2004.

41.                               Differences between UK GAAP and US GAAP

The financial statements of the Group have been prepared in conformity with UK GAAP which differs in certain significant respects from generally accepted accounting principles in the US (“US GAAP”). These differences have a significant effect on net income and the composition of shareholders’ equity and are described below.

Summary of adjustments to net profit/(loss) and shareholders’ equity/(deficit)

1.                                      Net profit/(loss)

	Note	Year Ended 31 December 2004	Year Ended 31 December 2003	Year Ended 31 December 2002
		$’000	$’000	$’000
Net profit/(loss) in accordance with UK GAAP		4,012	(19,224)	(37,047)
Adjustment for functional currency	B	—	—	2,442
Adjustment for gain on securities held for trading	C	5	9	14
Adjustment for stock-based compensation and National Insurance	F	32	(50)	1,676
Adjustment for treatment of intangible fixed assets	J	(47,530)	576	832
Adjustment for revenue recognition	K	617	—	113
Gain on settlement/renegotiation of related party liability	L	(24,608)	(7,500)	—
Imputed interest on non-interest bearing debt	M	—	(449)	(467)
Reversal of transdermal accrual	N	—	—	(375)
Adjustment for revenue recognition	P	—	348	(348)
Adjustment to Permax purchase consideration	Q	—	(2,146)	2,146
Discount on loan note	S	(20)	—	—
Vacation accrual	T	(12)	—	—
Adjustment for use of temporal method on consolidation	V	302	—	—
Net (loss) as adjusted to US GAAP		(67,202)	(28,436)	(31,014)

	$	$	$
US GAAP net (loss) per ordinary share (assuming dilution)	(2.99)	(1.66)	(3.34)
US GAAP net (loss) per ordinary share (basic)	(2.99)	(1.66)	(3.34)
US GAAP net (loss) on continuing activities per ordinary share (assuming dilution)	(2.85)	(1.36)	(0.06)
US GAAP net (loss) on continuing activities per ordinary share (basic)	(2.85)	(1.36)	(0.06)

		31 December 2004	31 December 2003	31 December 2002
	Note	Number	Number	Number
		‘000	‘000	‘000
Shares used in computing per ordinary share amounts assuming dilution	I	22,511	17,440	11,896
Shares used in computing per basic ordinary share amounts	I	22,511	17,093	9,297

2.                                      Shareholders’ equity/(deficit)

	Note	Year Ended 31 December 2004	Year Ended 31 December 2003	Year Ended 31 December 2002
		$’000	$’000	$’000
Shareholders’ equity/(deficit) in accordance with UK GAAP		16,693	(6,348)	(6,208)
Adjustment for functional currency	B	—	—	—
Adjustment for gain on securities held for trading	C	21	16	6
Adjustment for National Insurance on stock options	F	32	—	50
Adjustment for treatment of intangible fixed assets	J	(10,302)	(4,149)	(4,724)
Adjustment for revenue recognition	K	—	(617)	(617)
Imputed interest on non-interest bearing debt	M	—	—	449
Reversal of transdermal accrual	N	—	—	—
Adjustment for preferred dividend	O	—	546	522
Adjustment for revenue recognition	P	—	—	(348)
Adjustment to Permax purchase consideration	Q	—	—	2,146
Discount on loan note	S	369	—	—
Vacation accrual	T	(35)	—	—
Adjustment for acquisition accounting	U	(41,354)	—	—
Adjustment for use of temporal method on consolidation	V	(17)	—	—
Shareholders’ equity/(deficit) in accordance with US GAAP		(34,593)	(10,552)	(8,724)

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

Under UK GAAP, provision is made for deferred tax liabilities and assets, using full provision accounting when an event has taken place by the balance sheet date which gives rise to an increased or reduced tax liability in the future in accordance with FRS19.  Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date.  Deferred tax is measured on a non-discounted basis.  Deferred tax assets are recognised to the extent that they are regarded as recoverable.

Under US GAAP, deferred tax is recognised in full in respect of temporary differences between the reported carrying amount of an asset or liability and its corresponding tax basis.  Deferred tax assets are also recognised in full subject to a valuation allowance to reduce the amount of such assets to that which is more likely than not to be realised. Deferred tax differences under UK and US GAAP have been considered and noted as not material.

B.                                     Adjustment for change in functional and reporting currency and discontinued operations

On 1 January 2003, the functional and reporting currency for the Group was changed to US dollars from sterling pounds. Under UK GAAP, the comparative amounts as of 31 December 2002, which had historically been reported in sterling, were recalculated as if converted at the 31 December 2002 closing rate of $1.6099.

Under US GAAP, the comparative income statement amounts as of 31 December 2002 would be converted at the weighted average rate applicable for the period under review. For the year ended 31 December 2002, the rate was $1.5038. Under US GAAP, the comparative balance sheet amounts would be converted at the applicable closing rate.

Set out below are the profit and loss accounts for the years ended 31 December 2004, 2003 and 2002, showing continuing and discontinued operations on the US GAAP basis. Also reflected in 2002 is the impact of the change in functional and reporting currency, as discussed above.  Discontinued operations comprise the disposal of Amarin Pharmaceuticals Inc, in February 2004 and the disposal of Amarin Development (Sweden) AB in October 2003, together with residual items relating to those disposals and the South American Transdermal Patch business in 2001.  The remaining items shown in Table 1 “Net profit/(loss)” above need to be added to these profit and loss accounts to arrive at the net loss in accordance with US GAAP.

	2004	2003	2002
	$’000	$’000	$’000
Turnover	—	—	—
Cost of sales	—	—	—
Gross profit	—	—	—
Operating expenses	(9,927)	(6,200)	(5,726)
Operating loss	(9,927)	(6,200)	(5,726)
Interest receivable and similar income	548	65	364
Interest payable and similar charges	(326)	(900)	(2,194)
Loss from continuing operations before income taxes	(9,705)	(7,035)	(7,556)
Income taxes – (charge)/credit	(7,333)	7,356	(3,297)
Net (loss)/income from continuing operations	(17,038)	321	(10,853)

Loss from discontinued operations	(1,165)	(32,621)	(24,758)
Gain on disposal of discontinued operations	22,215	13,076	1,006
Net profit/(loss) from discontinued operations	21,050	(19,545)	(23,752)

Net profit/(loss)	4,012	(19,224)	(34,605)

Net income/(loss) on continuing activities per ordinary share (assuming dilution)	$(0.76)	$0.02	$(1.17)
Net income/(loss) on continuing activities per ordinary share (basic)	$(0.76)	$0.02	$(1.17)

Net (loss) on discontinued activities per ordinary share (assuming dilution)	$0.94	$(1.14)	$(2.55)
Net income/(loss) on discontinued activities per ordinary share (basic)	$0.94	$(1.14)	$(2.55)

On the face of the UK GAAP profit and loss account are certain items which are disclosed as exceptional. Under US GAAP these items would not represent extraordinary items and would, therefore, not be disclosed separately.

C.                                    Treatment of securities held for trading

Under UK GAAP investments (including listed investments) held on a current or long-term basis are stated at the lower of cost or estimated fair value, less any permanent diminution in value. Under US GAAP the carrying value of our marketable equity securities is adjusted to reflect unrealized gains and losses resulting from movements in the prevailing market value. During 2002, the value of our current asset investments was written off to zero under UK GAAP but continues to be marked to the current market value under US GAAP.

Under US GAAP the fair value of current asset investments was $21,000, $16,000 and $6,000 for the periods ended December 31, 2004, 2003 and 2002, respectively.

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

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, management of liquid resources and financing activities. Under US GAAP, however, only three categories of cash flow activity are reported, being operating activities, investing activities and financing activities. Cash flows from taxation and payments for interest would be included as operating activities under US GAAP. The financing proceeds and debt repayments would be included under financing activities under US GAAP. Additionally the cashflow represents only the change in cash and cash equivalents (which would exclude overdrafts) under US GAAP.

Set out below, for illustrative purposes, is a summary consolidated statement of cash flows under US GAAP:

	Year Ended 31 December 2004	Year Ended 31 December 2003	Year Ended 31 December 2002
	$’000	$’000	$’000
Net cash (used in)/provided by operating activities	(10,355)	(20,504)	5,585
Net cash provided by/(used in) investing activities	13,726	(3,060)	(11,459)
Net cash provided by/(used in) financing activities	5,521	1,396	(3,167)
Net increase/(decrease) in cash and cash equivalents	8,892	(22,168)	(9,041)

Cash and cash equivalents at the beginning of the year	2,097	24,265	33,306
Cash and cash equivalents at the end of the year	10,989	2,097	24,265
Net increase/(decrease) in cash and cash equivalents	8,892	(22,168)	(9,041)

In 2004, the effect of foreign exchange movements on cash balances was $372,000, which is included above. There is no significant effect of foreign exchange movements on cash balances in 2003 and 2002.

Where applicable, short-term highly liquid investments which are readily convertible to known amounts of cash and are so near their maturity that they present an insignificant risk of change in value because of interest rate changes are included within cash and cash equivalents in the above cash flow information.

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

F.                                     Stock-based compensation and National Insurance

Under UK GAAP the Company has recorded a provision for $32,000 (31 December 2003: $nil, 31 December 2002: $50,000) relating to National Insurance (“NI”) amounts payable on stock option gains at the time of exercise. Under UK GAAP NI contributions are accrued over the vesting period of the underlying option. Under US GAAP payroll taxes on stock options are accrued when the liability is incurred.

The Company has re-priced certain stock options issued to directors and employees. Under US GAAP these have been accounted for using variable plan accounting as directed by FIN 44, leading to an increase in net income of $1,750,000 in 2002. In 2003, the impact was $nil. In 2004, the impact is $nil.

In 2004 the Company accelerated the vesting of 1,228,760 options held by terminated employees. In 2003, no options were accelerated.  In 2002, the Company accelerated the vesting of 67,980 options held by terminated employees. This modification has been considered a re-pricing and will be accounted for using variable accounting. The impact of this in 2002 was minimal.

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

	Year Ended 31 December 2004	Year Ended 31 December 2003	Year Ended 31 December 2002
	$’000	$’000	$’000
Net (loss) as reported	(67,202)	(28,436)	(31,014)
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(4,739)	(6,580)*	(3,703)
Add back total stock based compensation expense determined under the intrinsic value based method	—	—	(1,750)
Pro forma net (loss)	(71,941)	(35,016)	(36,467)

* Included in 2003 is $748,000 in respect of a charge now recognized in relation to 2002 and 2001.

	$	$	$
Basic and diluted (loss) per ordinary share as reported	(2.99)	(1.66)	(3.34)
Proforma	(3.20)	(2.05)	(3.92)

	$	$	$
Weighted average grant date fair value
Options granted at the market price	0.77	2.06	6.50
Options granted at a premium to the market price	—	1.55	—
Options granted at a discount to the market price	—	—	—

The fair value for options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions and no dividends.

	Year Ended 31 December 2004	Year Ended 31 December 2003	Year Ended 31 December 2002
Options granted at the market price
Risk free interest rate (percentage)	3.26	2.51	5.00
Expected life (in years)	4.00	4.00	4.00
Volatility (percentage)	108	107	100

Options granted at a premium to the market price
Risk free interest rate (percentage)	—	3.10	5.00
Expected life (in years)	—	4.00	4.00
Volatility (percentage)	—	108	100

Options granted at a discount to the market price
Risk free interest rate (percentage)	—	—	5.00
Expected life (in years)	—	—	4.00
Volatility (percentage)	—	—	100

	2004	2004	2003	2003	2002	2002

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$
Options granted at market price

Outstanding at 1 January	292,633	5.50	137,275	8.67	53,425	1.16
Granted	1,338,891	1.04	160,933	3.08	84,000	13.44
Exercised	—	—	—	—	(150)	5.75
Lapsed	(1,700)	5.75	(5,575)	13.89	—	—
Outstanding at 31 December	1,629,824	1.84	292,633	5.50	137,275	8.67

Exercisable at 31 December	278,099	3.83	78,100	5.15	39,745	1.79

Options granted at a discount to the market price

Outstanding at 1 January	2,046,155	4.63	2,259,359	4.36	1,694,409	0.86
Granted	—	—	290,000	2.68	782,850	10.95
Exercised	—	—	(7,900)	0.15	(20,600)	0.26
Lapsed	(394,062)	3.30	(495,304)	2.36	(197,300)	0.84
Outstanding at 31 December	1,652,093	4.94	2,046,155	4.63	2,259,359	4.36

Exercisable at 31 December	1,287,579	4.23	1,350,060	2.73	1,386,839	0.96

Options granted at a premium to market price

Outstanding at 1 January	943,731	5.93	945,912	5.93	219,175	2.23
Granted	—	—	53,000	3.16	753,737	6.87
Exercised	—	—	—	—	(13,250)	1.58
Lapsed	(51,724)	5.10	(55,181)	3.26	(13,750)	2.65
Outstanding at 31 December	892,007	5.98	943,731	5.93	945,912	5.93

Exercisable at 31 December	627,475	5.92	440,226	5.14	230,065	2.91

	Options outstanding		Options exercisable
	Exercise price($)	Number oustanding at 31 December 2004	Remaining contractual life (days)	Number oustanding at 31 December 2004

Options granted at market price
	0.72	5,000	1,430	5,000
	0.84	367,500	2,691	10,000
	0.85	375,000	3,474	—
	0.87	45,000	2,345	45,000
	1.25	576,391	3,567	111,391
	1.33	80,000	2,604	53,600
	2.40	20,000	3,619	—
	2.82	40,000	3,040	13,200
	3.17	120,933	2,976	39,908

Options granted at a discount to the market price
	0.30	61,293	1,528	61,293
	0.33	171,200	2,785	114,704
	0.50	250,000	1,423	250,000
	0.54	30,000	2,170	30,000
	1.00	395,000	2,373	395,000
	1.60	95,000	2,536	95,000
	1.70	15,000	2,433	15,000
	1.77	344,600	1,430	230,882
	2.38	90,000	3,247	29,700
	2.82	200,000	2,981	66,000

Options granted at a premium to market price
	0.31	367,167	2,866	246,002
	0.35	148,340	2,751	99,388
	0.61	20,000	2,240	20,000
	0.88	5,000	2,692	3,350
	1.20	3,500	2,675	2,345
	1.28	10,000	2,600	6,700
	1.29	6,000	2,398	6,000
	1.33	20,000	2,619	13,400
	1.58	20,000	2,647	13,400
	1.68	20,000	2,590	13,400
	1.74	64,000	2,509	44,200
	1.77	20,000	2,604	13,400
	1.97	20,000	2,597	13,400
	2.13	15,000	2,464	15,000
	2.50	100,000	1,423	100,000
	2.82	20,000	3,011	6,600
	3.37	33,000	3,125	10,890

G.                                    IFRS

IFRS is applicable to certain corporations, including public companies with shares listed on European Union stock exchanges. Amarin shares are listed on the NASDAQ (Small Capitalization) exchange and as such fall outside the requirement to report under IFRS. Management will continue to evaluate whether to adopt IFRS rather than UK GAAP for the company’s UK reporting.

H.                                    Recently issued accounting standards

New US GAAP Pronouncements

In December 2004 the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4 (revised ) (FAS 151).  FAS 151 amends the guidance in ARB No. 43, Chapter 4, ‘Inventory Pricing,’ to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage).  FAS 151 requires that those items be recognized as current-period charges.  In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.  FAS 151 is effective for Amarin for its year ended December 31, 2006. Management does not expect the adoption of FAS 151 to have a material impact on its financial statements.

In December 2004 the FASB issued Financial Accounting Standard No. 123R, Share-Based Payment (FAS 123R).  FAS 123R requires that companies expense the value of employee stock options and other awards.  FAS 123R allows companies to chose an option pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard.  FAS 123R is effective for Amarin from fiscal period beginning January 1, 2006 as we believe our US GAAP filings will be limited to annual and interim filings only.  Should Amarin prepare such filings incorporating US GAAP information for a period that begins after 15 June 2005, Amarin will adopt FAS 123R effective from the beginning of that period.  In 2006, or such earlier date as determined by filing US GAAP information after our interims for the six months ended 30 June 2005, the Company will adopt FAS 123R, which requires that the Company account for previous share options and future grants under the guidance of FAS 123, which required fair-value accounting.  Upon adoption of this standard management expects that the additional expense recorded will be approximate to the fair value amounts reported in the pro forma disclosure.

In December 2004 the FASB issued Financial Accounting Standard No. 153, Exchanges of Nonmonetary Assets (FAS 153).  FAS 153 amends APB Opinion No. 29, Accounting for Nonmonetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  FAS 153 is effective for Amarin for nonmonetary exchanges occurring after January 1, 2006.  Management does not expect the adoption of this standard to have a material impact on the financial statements.

I.                                         Earnings per share

	Year Ended 31 December 2004	Year Ended 31 December 2003	Year Ended 31 December 2002
	$’000	$’000	$’000
US GAAP net (loss) available to common stockholders	(67,202)	(28,436)	(31,014)

	Number	Number	Number
	‘000	‘000	‘000
Basic weighted-average shares	22,511	17,093	9,297
Plus: Incremental shares from assumed conversions
Options	—	4	565
Warrants	—	343	34
Convertible preferred stock	—	—	2,000
Adjusted weighted-average shares	22,511	17,440	11,896

	Year Ended 31 December 2004		Year Ended 31 December 2003		Year Ended 31 December 2002
	$		$		$
Basic (loss) per share	(2.99)		(1.66)		(3.34)
Diluted earnings per share		*		*		*

*                 The dilutive effect of the Company’s options, warrants and convertible preferred stock have been excluded as the impact would have been antidilutive for the periods indicated above. Please refer to Notes (29) and (30) for more information with regard to these securities. 34,000 shares were issued in 2002 upon the exercise of certain options. 7,900 shares were issued in 2003 upon the exercise of certain options.  No options were exercised in 2004. Loan notes of $2 million, which are convertible into equity at the option of the holder have been excluded from the above dilution calculation as any conversion would arise during a future financing at which a price and therefore associated quantity of shares would be determined.

J.                                       Treatment of intangible fixed assets

Under UK GAAP pharmaceutical products that are acquired which are in the clinical trials phase of development can be capitalized and amortized where there is a sufficient likelihood of future economic benefit. Under US GAAP specific guidance relating to pharmaceutical products in the development phase requires such amounts to be expensed as in-process research and development unless they have attained certain regulatory milestones.

Under UK GAAP the Group has capitalized $10,302,000 at December 31, 2004 (December 31, 2003: $4,149,000, 31 December, 2002: $4,724,000), relating mainly to Miraxion (formerly known as LAX-101).

Under US GAAP an in-process research and development charge of $48,235,000 arises representing the write off of the Miraxion intangible asset that arises on the acquisition of Laxdale.  The reconciling adjustment for the treatment of intangible fixed assets represents this in process research and development charge of $48,235,000, less the associated amortization charged under UK GAAP of $599,000 and the disposal of Zelapar option rights held prior to the Valeant transaction of $106,000. Note 42 includes an explanation of the difference between UK and US GAAP on the acquisition accounting for Laxdale at October 8, 2004.  The 2003 income statement represents the amortisation charged under UK GAAP of $576,000, with respect to Miraxion which had been expensed when incurred under US GAAP. In addition, the adjustment in 2002 includes a reversal of the impairment recognized under UK GAAP with respect to Miraxion which had been expensed when incurred under US GAAP.

K.                                    Adjustment for revenue recognition

Under UK GAAP milestone payments have been recognized when achieved. Under US GAAP, the Company’s adoption of SAB 101 (which has now been updated by SAB 104) resulted in a $617,000 cumulative adjustment in respect of its accounting for certain up-front payments and refundable milestone payments. This deferral and release increased sales by $nil and $113,000, for the years ended 31 December, 2003 and 2002, respectively. During 2004, management has released the remaining deferred revenue as the associated business was sold in 1999 and there is little expectation of any claims against this revenue.  This release of deferred income increased sales by $617,000 for the year ended 31 December 2004 under US GAAP.

L.                                      Gain on settlement/renegotiation of related party liability

Under UK GAAP the Group recognized a gain in 2003 and 2004 on the renegotiation of a liability due to Elan, related party. Under US GAAP the extinguishment of a related party liability is considered a contribution to capital.

M.                                  Imputed interest on non-interest bearing debt

In connection with the Group’s acquisition of the product portfolio from Elan in September 1999, the Group obtained a non-interest bearing loan for a period of one year in the amount of $6,500,000 to fund the acquisition of such portfolio. Under UK GAAP the face value of the note is the fair value of the portfolio acquired. Under US GAAP the note payable is recorded at the present value of amounts to be paid determined using an appropriate interest rate. The note payable is then accreted up to its face value over the term of the loan with a corresponding charge to interest expense.

Under US GAAP, $467,000 was charged to interest expense for the year ended 31 December 2002. During 2003, following renegotiation, all liabilities due to Elan became payable by 31 March 2004. As the maturity of these liabilities was three months from the balance sheet date, the Group considered there to be no difference between the carrying value and the fair value. These liabilities were settled in February 2004.

N.                                    Reversal of transdermal accrual

Under UK GAAP the Group accrued for the estimated costs of terminating its transdermal contracts in 2000. Under US GAAP a portion of this amount relates to revenues reflected as deferred revenue under SAB 101. This accrual was utilized or released under UK GAAP during 2002, eliminating the reconciling difference.

O.                                    Preference dividends

Under UK GAAP cumulative preferred dividends are accrued whether paid or not. Under US GAAP, preferred dividends are not accounted for until declared.  The Company’s issued preference shares have now been converted into ordinary shares, so no GAAP difference remains.

P.                                     Revenue recognition

Under UK GAAP the Company recognizes revenue on dispatch of goods. Under US GAAP revenue is recognized on delivery to the customer, when title is deemed to pass. Normally, there is an insignificant timing difference between dispatch and delivery to the customer and hence no adjustment is recorded. However, during the last week of December 2002, such a delay occurred and accordingly an adjustment of $348,000 was made in 2002 to reflect the profit element of sales ($736,000) recognized under UK GAAP but deferred under US GAAP. The associated adjustment to cost of sales would be $388,000. During 2003 and 2004, there were no such cut-off differences.

Q.                                    Adjustment to Permax purchase consideration

Under UK GAAP purchase consideration paid by means of a note payable is measured at its principal amount. Under US GAAP purchase consideration is measured by reference to the fair value of the liability assumed. At the date in 2002 the Group exercised its Permax option the fair value of its obligation to Elan was $3,073,000 lower than the face amount of the liability as determined by discounting future cash flows at US dollar LIBOR plus 4% being 5.66%.

As of December 31, 2002, the basis difference was eliminated as a result of the impairment recognized with respect to Permax and discussed elsewhere in these financial statements. However, as a result of the initial basis difference, the impairment under US GAAP was $3,073,000 lower that that recognized under UK GAAP, partly offset by an additional $927,000 in interest recognized using the effective interest method.

During 2003, following renegotiation, all liabilities due to Elan became payable by 31 March 2004. As the maturity of these liabilities was three months from the balance sheet date, the Group considered there to be no remaining difference between the carrying value and the fair value. These liabilities were settled in February 2004.

R.                                     Fair value of warrants

The Group issued 313,234 warrants (see note 30) on 27 January 2003.  Under US GAAP, in 2004, the value of these warrants using the Black-Scholes pricing model is $170,000 (2003: $158,000).  Because these warrants were issued in connection with a fundraising, this would be charged against the share premium account and offset by a matching entry to the profit and loss reserve.  The net impact on the US GAAP shareholders’ equity is therefore $nil.  Under UK GAAP no such charge is currently required.

S.                                      Discount on loan note

As disclosed in note 25, in February 2004 Amarin issued a $5 million loan note and 500,000 warrants to Elan, as part of the settlement of debt obligations.  In October 2004, Mr Thomas Lynch purchased all of Elan’s interests in Amarin, which included the $5 million loan note and 500,000 warrants.  Subsequently, Amarin allowed Mr Lynch to convert $3,000,000 of the loan note into ordinary share capital at a ten-day trailing average market price; the result being that, at the end of 2004, Amarin had in issue $2 million loan notes and 500,000 warrants in favor of Mr Lynch.

Under US GAAP the $2 million loan note and the 500,000 warrants issued to Mr Lynch have been accounted for under APB 14, so that the proceeds of the loan note have been allocated between the debt and the warrants based on their relative fair values. The debt is being accreted up to its face value over the term of the loan note, with a corresponding charge to interest expense. The fair value of the warrants is being retained in additional paid in capital until such times as they are exercised, lapse, or are otherwise dealt with. The initial value of the discount representing the fair value of the warrants was $389,000. The amortization of this balance of the period to 31 December 2004 was $20,000 leaving a year end carrying value of $369,000. Under UK GAAP the warrants are regarded as not having affected the finance cost of the loan note.

T.                                      Vacation accrual

Under UK GAAP, Amarin does not provide for vacation expense.  To comply with US GAAP this expense would be fully provided for.  At 31 December 2004, the value was $35,000.  The accrual arises from Amarin’s subsidiary, acquired in October 2004, Amarin Neuroscience Limited.  On acquisition the fair value of the accrual was $23,000, increasing by $12,000 through to 31 December 2004.

U.                                    Adjustment for acquisition accounting

As detailed in note 42B and C, under US GAAP, the inclusion of the intangible fixed asset at fair value in the acquisition accounting gives rise to negative goodwill.

Under US GAAP, when a business combination involves contingent consideration that, when resolved, might result in the recognition of an additional element of cost with respect to the acquired entity, a deferred credit should be recognized for the lesser of (1) the maximum amount of contingent consideration or (2) the initial amount of negative goodwill.  The maximum amount of the contingent consideration for Laxdale is GBP£25,000,000 ($48,200,000) as set out in note 3 above. The initial amount of negative goodwill is $41,354,000 as set out below. Thus, a deferred credit of $41,354,000 is recognized on the acquisition of Laxdale being the initial amount of negative goodwill.

When the amount of any contingent consideration becomes known and the consideration is issued or becomes issuable, any difference between the fair value of the contingent consideration issued or issuable and the deferred credit would be treated as follows:

—An excess of the fair value of the contingent consideration issued or issuable over the amount of the deferred credit would be recognized as additional cost of the acquired entity.

—An excess of the deferred credit over the fair value of the consideration issued or issuable would first be recognized as a pro rata reduction of the amounts that were initially assigned to eligible acquired assets, after which any remaining difference would be recognized as an extraordinary gain.

V.                                     Adjustment for consolidation

Under UK GAAP, foreign currency subsidiaries are consolidated into Group financial statements using the translation method most appropriate for their circumstances. Our accounting policies define the two methods available under UK GAAP, see note 2.

Amarin Neuroscience Limited is the Group’s research and development arm and is interlinked and dependent on the Group for funding and decision making. It therefore meets the criteria to use the temporal method and accordingly losses arising on translation for consolidation are reported within the income statement.

Under UK GAAP, foreign currency subsidiaries that are independent and more autonomous are translated and consolidated using the closing rate method, whereby gains or losses arising on translation for consolidation are reported in reserves as part of shareholders’ equity.

Under US GAAP, all gains and losses arising on translation for consolidation are reported as part of shareholders’ equity, within other comprehensive income, similar to the UK GAAP closing rate method.

In 2004, using the temporal method for the translation and consolidation of Amarin Neuroscience Limited, an accounting translation expense of $302,000 was recorded, under UK GAAP, as part of the result for the year in the income statement. This has been adjusted for in the US GAAP net income reconciliation.

Using the closing rate method applicable under US GAAP would have resulted in a reduction of $17,000 to shareholders’ equity as the temporal method also requires non-monetary assets to be translated at the exchange rate ruling at the date they were acquired rather than the year-end rate. Under US GAAP, an amount of $319,000 would be dealt with through other comprehensive income.

Prior to 2004, under UK GAAP, subsidiaries were translated for consolidation purposes using the method applicable for their circumstances. For API and ADAB, this method was the closing rate method as both subsidiaries were capable of functioning independently of the Group, having generated their own cashflows and raised finance locally, as required. No differences therefore arose prior to 2004 with regard to the translation method for consolidation.

42.  Acquisition accounting

The following summarizes the differences between UK and US GAAP for acquisition accounting.

This note should be read in conjunction with note 3, which details the acquisition of Amarin Neuroscience Limited (formerly Laxdale Limited), which was concluded on 8 October 2004.

A.  Fair value table under UK GAAP

This table reflects the purchase of the intangible asset, tangible fixed assets and working capital items of Laxdale as financed by shares issued at a premium. The following analyses the fair value accounting under UK GAAP (FRS 6, FRS 7, FRS 10).

	Laxdale	Fair value Adjustment	UK GAAP Acquisition Accounting

	$’000	$’000	$’000
Intangible fixed assets	—	6,858	6,858
Tangible fixed assets	218	—	218
Investments	282	(65)	217
Net current liabilities	(2,700)	—	(2,700)
Net liabilities acquired	(2,200)	6,793	4,593

Consideration	No. of Shares (’000)	$

- shares issued at fair value (market value)	3,500	1.08	3,780
- Other costs of acquisition			813

Goodwill			—

Fair value adjustments have been considered for all assets/liabilities present on Laxdale’s balance sheet at the date of acquisition (8 October 2004). For all asset classes other than intangible fixed assets and investments, no fair value adjustment has been proposed due to materiality and specifically, the ongoing use of certain items such as tangible fixed assets and the proximity to settlement for the other current assets and liabilities. Other acquisition additional liabilities have been considered but none have been noted as they do not meet the FRS 7 definitions in that there were no demonstrable commitments that would exist irrespective of the acquisition being consummated or not.

The most significant fair value adjustment is the recognition of an intangible asset, representing intellectual property rights. Per FRS 7, (para 1 and 2), the recognition criteria for intangible assets of separability (can be disposed of separately from the company as a whole) and control (either via custody or legal/contractual rights) are met, as is the FRS 5 definition of an asset, being the right to future economic benefits. Per FRS 10, reliable measurement of the intangible is achieved by discounted cashflow analysis resulting in a valuation which is then capped by FRS 10 para 10 such that negative goodwill does not arise. This gives rise to the recognition of an intangible asset, representing intellectual property rights of $6,858,000 which is being amortised over 15.5 years representing the time to patent expiry.

Laxdale has a shareholding in Amarin (see note 31). The fair value adjustment to investments, of $65,000, writes down the value of these shares from that held within Laxdale’s financial statements to the market value at 8 October 2004. This value was $1.08 per share.

B.  Fair value table under US GAAP and comparison to UK GAAP

This table shows the negative goodwill arising on the acquisition due to the fair value of the separable net assets exceeding the fair value of the consideration. The additional value assigned under US GAAP to the intangible asset is shown (representing the difference between the value assigned under UK GAAP and US GAAP) together with the impact of Laxdale’s US GAAP revenue recognition difference under SAB104 leading to the deferral of revenue. Below is the US GAAP fair value accounting in accordance with FAS 141 — Business Combinations.

	Laxdale	Fair value Adjustment	US GAAP Acquisition Accounting	UK GAAP Acquisition Accounting	Difference between US and UK GAAP

	$’000	$’000	$’000	$’000	$’000
Intangible fixed assets	—	48,235	48,235	6,858	41,377
Tangible fixed assets	218	—	218	218	—
Investments	282	(65)	217	217	—
Net current liabilities	(2,700)	—	(2,700)	(2,700)	—
US GAAP differences - see below	(9,448)	9,425	(23)	—	(23)
Net liabilities acquired	(11,648)	57,595	45,947	4,593	41,354

	No of Shares (’000)	$
- shares issued at fair value (market value)	3,500	1.08	3,780	3,780
- Other costs of acquisition			813	813

Negative goodwill			(41,354)	—

Laxdale’s US GAAP differences are in respect of the following —

Under UK GAAP, non-refundable licensing revenue in the form of milestone payments is recognized upon transfer or licensing of intellectual property rights. Where licensing agreements stipulate payment on a milestone basis, revenue is recognized upon achievement of those milestones. Revenues are stated net of value added tax and similar taxes. No revenue is recognized for consideration, the receipt of which is dependent on future events, future performance or refund obligations.

Under US GAAP and in accordance with Staff Accounting Bulletin 101 “Revenue Recognition in Financial Statements”, as updated by Staff Accounting Bulletin 104 “Revenue Recognition” and Emerging Issues Task Force or EITF00-21 “Revenue Arrangements with Multiple Deliverables”, revenue from licensing agreements would be recognized based upon the performance requirements of the agreement. Non-refundable fees where the company has an ongoing involvement or performance obligation, would be recorded as deferred revenue in the balance sheet and amortized into license fees in the profit and loss account over the estimated term of the performance obligation.

Laxdale has received non-refundable milestone income under license agreements with its licensing partners. Under the terms of the license agreements it is the company’s responsibility to obtain approval of the licensed product and in certain cases to supply the product to the licensee once the product is approved. Under the terms of SABs 101 and 104 and EITF00-21, these milestone fees are being deferred and amortized in Laxdale’s books on a straight-line basis over the estimated life of the relevant patent. This is considered by the company to be the term of the performance obligations under each license agreement.

As at 8 October 2004, Laxdale held a total of $9,425,000 of deferred revenue on its balance sheet under US GAAP, analysed as $608,000 due to be released to income within one year and $8,817,000 representing the fair value of the deferred revenue for phased release after more than one year. However, the future milestone fees associated with future performance obligations under these license agreements are at market rates relative to the future work being performed. Therefore, under EITF01-03, the deferred revenue is written off as part of the purchase price allocation and has been shown within the fair value adjustments above.

Under UK GAAP Laxdale does not fully provide for vacation expense. To comply with US GAAP this expense would be fully provided for. At 8 October the vacation provision was $23,000.

C.  Negative goodwill and recognition of deferred credit

Under US GAAP, when a business combination involves contingent consideration that, when resolved, might result in the recognition of an additional element of cost with respect to the acquired entity, a deferred credit should be recognized for the lesser of (1) the maximum amount of the contingent consideration or (2) the initial amount of negative goodwill.  The maximum amount of the contingent consideration for Laxdale is GBP£25,000,000 ($48,200,000) as set out in note 3. The initial amount of negative goodwill is $41,354,000 as set out below. Thus, a deferred credit of $41,354,000 is recognized on the acquisition of Laxdale being the initial amount of negative goodwill.

	Laxdale	Fair value Adjustment	US GAAP Acquisition Accounting	Recognition of Negative Goodwill as a Deferred Credit	US GAAP Acquisition Accounting after Recognition of Deferred Credit
	$’000	$’000	$’000	$’000	$’000
Intangible fixed assets	—	48,235	48,235	—	48,235
Tangible fixed assets	218	—	218	—	218
Investments	282	(65)	217		217
Net current liabilities	(2,700)	—	(2,700)		(2,700)
Deferred Credit	—	—	—	(41,354)	(41,354)
US GAAP differences	(9,448)	9,425	(23)		(23)
Net liabilities acquired	(11,648)	57,595	45,947		4,593

	’000	$
- shares issued at fair value (market value)	3,500	1.08	3,780
- Other costs of acquisition			813

Negative goodwill			(41,354)	41,354

The following table shows the write-off to operating expenses within the income statement, in accordance with US GAAP, of the intangible asset that was created by the acquisition, as shown in the above table, of $48,235,000.

	US GAAP Acquisition Accounting after Recognition of Deferred Credit	Write-off of intangible fixed asset as in-process R&D	US GAAP effect of acquisition on Amarin	UK GAAP effect of acquisition on Amarin	Oct 8, 2004 Difference between US and UK GAAP
	$’000	$’000	$’000	$’000	$’000
Intangible fixed assets	48,235	(48,235)	—	6,858	(6,858)
Tangible fixed assets	218	—	218	218	—
Investments	217	—	217	217	—
Net current liabilities	(2,700)	—	(2,700)	(2,700)	—
Deferred credit	(41,354)	—	(41,354)	—	(41,354)
US GAAP - vacation accrual	(23)	—	(23)	—	(23)
Net liabilities acquired	4,593	(48,235)	(43,642)	4,593	(48,235)

Pro forma net revenues and loss from operations and net loss under US GAAP calculated using Amarin’s audited financial statements, would have been as follows if the acquisition had occurred as of the beginning of the years ended December 31, 2004 and 2003 respectively:

	Year Ended December 31,
	2004	2003
	(Unaudited)
	$’000	$’000
Net revenues	2,095	8,157
Loss from operations	(70,000)	(32,594)
Net loss	(70,020)	(35,189)

Net loss per share
Basic	(3.11)	(2.06)
Diluted	(3.11)	(2.06)

Net loss per share is calculated using Amarin’s weighted average number of shares as per note Note 41 I.

Amarin Corporation plc

EXHIBIT INDEX

Exhibit Number	Description
1.1	Memorandum of Association of the Company(10)
1.2	Articles of Association of the Company(10)
2.1	Form of Deposit Agreement, dated as of March 29, 1993, among the Company, Citibank, N.A., as Depositary, and all holders from time to time of American Depositary Receipts issued thereunder (1)
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
4.23

Share Subscription and Purchase Agreement dated October 28, 2003 among the Company,  Amarin Pharmaceuticals Company Limited, Watson Pharmaceuticals, Inc. and Lagrummet December NR 911 AB (under name change to WP Holdings AB)(12)

4.24	Asset Purchase Agreement dated February 11, 2004 between the Company, Amarin Pharmaceuticals Company Limited and Valeant Pharmaceuticals International(12)†
4.25	Amendment No. 1 to Asset Purchase Agreement dated February 25, 2004 between the Company, Amarin Pharmaceuticals Company Limited and Valeant Pharmaceuticals International(12)
4.26	Development Agreement dated February 25, 2004 between the Company and Valeant Pharmaceuticals International(12)
4.27

Settlement Agreement dated February 25, 2004 among Elan Corporation plc, Elan  Pharma International Limited, Elan International Services, Ltd, Elan Pharmaceuticals, Inc., Monksland Holdings BV a d the Company(12)

4.28	Debenture dated August 4. 2003 made by the Company in favor of Elan Corporation plc as Trustee(12)
4.29	Debenture Amendment Agreement dated December 23, 2003 between the Company and Elan Corporation plc as Trustee(12)
4.30	Debenture Amendment Agreement No. 2 dated February 24, 2004 between the Company and Elan Corporation plc as Trustee(12)
4.31	Loan Instrument dated February 25, 2004 executed by Amarin in favor of Elan Pharma International Limited(12)
4.32

Amended and Restated Master Agreement dated August 4, 2003 among Elan Corporation plc, Elan Pharma International Limited, Elan International Services, Ltd., Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Company(11)(12)

4.33	Amended and Restated Option Agreement dated August 4, 2003 between the Company and Elan Pharma International Limited(11)(12)
4.34	Deed of Variation No. 2, dated August 4, 2003, to the Amended and Restated Distribution, Marketing and Option Agreement between Elan Pharmaceuticals, Inc. and the Company(11)(12)
4.35	Deed of Variation No. 4, dated August 4, 2003, to Loan Agreement between the Company and Elan Pharma International Limited(11)(12)
4.36	Amendment Agreement No. 1, dated August 4, 2003, to Amended and Restated Asset Purchase Agreement among Elan International Services, Ltd., Elan Pharmaceuticals, Inc. and the Company(11)(12)
4.37	Warrant dated February 25, 2004 issued by the Company in favor of the Warrant Holders named therein(12)
4.38	Amendment Agreement dated December 23, 2003, between Elan Corporation plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Company(11)(12)

4.39	Bridging Loan Agreement dated December 23, 2003 between the Company and Elan Pharmaceuticals, Inc. (11)(12)
4.40	Agreement dated December 23, 2003 between the Company and Elan Pharma International Limited, amending the Amended and Restated Option Agreement dated August 4, 2003(11)(12)
4.41	Inventory Buy Back Agreement dated March 18, 2004 between the Company and Swiftwater Group LLC(12)†
4.42

Form of Subscription Agreement, dated as of October 7, 2004 by and among the Company and the Purchasers named therein (13) (The Company entered into 14 separate Subscription Agreements on October 7, 2004 all substantially similar in form and content to this form of Subscription Agreement.)

4.43

Form of Registration Rights Agreement, dated as of October 7, 2004 between the Company and Purchases named therein (13) The Company entered into 14 separate Registration Rights Agreements on October 7, 2004 all substantially similar in form and content to this form of Registration Rights Agreement.)

4.44	Share Purchase Agreement dated October 8, 2004 between the Company, Vida Capital Partners Limited and the Vendors named therein relating to the entire issued share capital of Laxdale Limited (13)
4.45	Escrow Agreement dated October 8, 2004 among the Company, Belsay Limited and Simcocks Trust Limited as escrow agent (13)
4.46	Loan Note Redemption Agreement dated October 14, 2004 between Amarin Investment Holding Limited and the Company (13)
4.47	License and Distribution Agreement dated March 26, 2003 between Laxdale and SCIL Biomedicals GMBH*†
4.48	License Agreement dated July 21, 2003 between Laxdale and an undisclosed a third party *†
4.49	Settlement agreement dated 27 September 2004 between the Company and Valeant Pharmaceuticals International*
4.50	Exclusive License Agreement dated October 8, 2004 between Laxdale and Scarista Limited which provides Laxdale with exclusive rights to specified intellectual property of Scarista*
4.51	Exclusive License Agreement dated October 8, 2004 between Laxdale and Scarista Limited pursuant to which Scarista has the exclusive right to use certain of Laxdale’s intellectual property*
4.52	Clinical Supply Agreement between Laxdale and Nisshin Flour Milling Co., Limited dated 27th October 1999*†
4.53

Clinical Trial Agreement dated March 18, 2005 between Amarin Neuroscience Limited and the University of Rochester. Pursuant to this agreement the University is obliged to carry out or to facilitate the carrying out of a clinical trial research study set forth in a research protocol on Miraxion in patients with Huntington’s Disease*†

4.54	License and Distribution Agreement dated December 20, 2002 between Laxdale Limited and Link Pharmaceuticals Limited*†
4.55	License and Distribution Agreement dated December 9, 2002 between Laxdale Limited and Juste S.A.Q.F.*†
8.1	Subsidiaries of the Company*
11.1	Code of Ethics*
12.1	Certification of Richard A. B. Stewart required by Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Ian R. Garland required by Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Richard A. B. Stewart required by Section 1350 of Chapter 63 of Title 18 of the United States Code , as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Ian Garland required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
14.1	Consent of PricewaterhouseCoopers LLP*
14.2	Consent of Ernst & Young LLP*

*	Filed herewith

†	Confidential treatment requested (the confidential portions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission)

(1)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-1, File No. 33-58160, filed with the Securities and Exchange Commission on February 11, 1993.

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

(12)

Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Securities and Exchange Commission on March 31, 2004.

(13)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-3, File No. 333-121431, filed with the Securities and Exchange Commission on December 20, 2004.