Form 20-F
period 2005-12-31
AMARIN CORP PLC\UK
filed 2006-03-30
CIK 897448

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM TO
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT
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

77,548,908 Ordinary Shares, 5 pence par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☐     NO ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐     NO ☑

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☑     NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☑

Indicate by check mark which financial statement item the registrant has elected to follow.

ITEM 17 ☐     ITEM 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐     NO ☑

INTRODUCTION

This report comprises the annual report to shareholders of Amarin Corporation plc (NASDAQCM: AMRN) and its annual report on Form 20-F in accordance with the requirements of the United States Securities and Exchange Commission, or SEC, for the year ended December 31, 2005.

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

Also, as used in this annual report, unless the context otherwise indicates, the term “Ordinary Shares” refers to our Ordinary Shares, par value per share, and the term “Preference Shares” refers to our authorised preference shares, par value 5 pence per share. There are currently no Preference Shares outstanding. Unless otherwise specified, all shares and share related information (such as per share information and share price information) in this annual report have been adjusted to give effect, retroactively, to our ten-for-one Ordinary Share consolidation effective on July 17, 2002 whereby ten ordinary shares of 10p each became one Ordinary Share of £1.00 each and to the subsequent sub-division and conversion of each issued and outstanding Ordinary Share of £1.00 each on June 21, 2004 into one ordinary share of 5 pence and one deferred share of 95 pence (and the subsequent purchase by the Company and cancellation of all such deferred shares) and each of the authorized but unissued ordinary shares of £1 each in the capital of the Company into 20 ordinary shares of 5 pence each.

In this annual report, references to “pounds sterling,” “£” or “GBP£” are to UK currency and references to “US dollars”, “$” or “US$” are to US currency.

This annual report contains trademarks, tradenames or registered marks owned by Amarin or by other entities, including:

•	Miraxiontm which is registered in the name of our subsidiary Amarin Neuroscience Limited;

•	Phrenilin®, Bontriltm and Motofen®, which were registered in or used by us or our former affiliates;

•	Permax®, which during the fiscal year covered by this report was registered in Eli Lilly and Company or its affiliates, which we may refer to in this annual report as “Lilly”;

•	Zelapartm, which is registered in Valeant Pharmaceuticals International which we may refer to in this annual report as “Valeant”; and

•	Moraxentm, which is registered in CeNeS Limited or its affiliates which we may refer to in this annual report as “CeNeS”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about our financial condition, results of operations, business prospects and products in research and involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as “will”, “anticipate”, “estimate”, “project”, “forecast”, “intend”, “plan”, “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following;

•	The success of our research and development activities, including the phase III trials with Miraxion in Huntington’s disease;

•	Decisions by regulatory authorities regarding whether and when to approve our drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of our products;

•	The speed with which regulatory authorizations, pricing approvals and product launches may be achieved;

•	The success with which developed products may be commercialized;

•	Competitive developments affecting our products under development;

•	The effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use;

•	Claims and concerns that may arise regarding the safety or efficacy of our product candidates;

•	Governmental laws and regulations affecting our operations, including those affecting taxation;

•	Our ability to maintain sufficient cash and other liquid resources to meet operating requirements; general changes in U.K. and U.S. generally accepted accounting principles;

•	Patent positions can be highly uncertain and patent disputes are not unusual. An adverse result in a patent dispute can hamper commercialization of products or negatively impact sales of future products or result in injunctive relief and payment of financial remedies;

•	Uncertainties of the FDA approval process and the regulatory approval processes in other countries, including, without limitation, delays in approval of new products;

•	Difficulties in product development. Pharmaceutical product development is highly uncertain. Products that appear promising in development may fail to reach market for numerous reasons. They may be found to be ineffective or to have harmful side effects in clinical or pre-clinical testing, they may fail to receive the necessary regulatory approvals, they may turn out not to be economically feasible because of manufacturing costs or other factors or they may be precluded from commercialization by the proprietary rights of others; and

•	Growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including our ability to integrate our acquisition of Amarin Neuroscience Limited.

PART I

Item 1	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2	Offer Statistics and Expected Timetable

Not applicable.

Item 3	Key Information

A.	Selected Financial Data

General

The following table presents selected historical consolidated financial data. The selected historical consolidated financial data as of December 31, 2003, 2004 and 2005 and for each of the three years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements beginning on page F-1 of this annual report, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accountant firm, for the years ended December 31, 2003, 2004 and 2005. The selected historical consolidated financial data as of December 31, 2002 and 2001 and for the years then ended has been derived from our audited historical financial statements which are not included in these financial statements.

Unless otherwise specified, all references in this annual report to “fiscal year” or “year” of Amarin refer to a twelve-month financial period ended December 31. We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the UK, which we refer to as “UK GAAP” and which differ in certain significant aspects from generally accepted accounting principles in the US, which we refer to as “US GAAP”. These differences have a material effect on net income/ (loss) and the composition of shareholders’ equity. A detailed analysis of these differences can be found in Note 42 to the consolidated financial statements beginning on page F-1 of this annual report. Note 42 to our consolidated financial statements also provides a reconciliation of our consolidated financial statements to US GAAP.

During 2002 our Ordinary Shares were consolidated on a ten-for-one basis. Concurrently, we amended the terms of our American Depositary Shares, or ADSs, to provide that each ADS would represent one Ordinary Share. Previously each ADS had represented ten ordinary shares of 10p each. The new conversion ratio has been reflected in all years in the weighted average share numbers shown in the consolidated statement of operations data below. In June 2004 we converted each of our £1 Ordinary Shares into one Ordinary Share of 5 pence and one deferred share of 95 pence (with such deferred shares having been subsequently cancelled). This share conversion in 2004 did not affect the ratio as between our Ordinary Shares and our ADSs but is recorded below in the year 2004.

Selected Consolidated Financial Data
(In US $, thousands, except for per share and number of shares information)

	Years Ended December 31
	2001	2002	2003	2004	2005
	(In US $, thousands except per share data and number
	of shares information)

Statement of Operations Data — UK GAAP
Net sales revenues	63,031	65,441	7,365	1,017	500
Total (loss) from operations	(4,876)	(32,630)	(38,821)	(11,092)	(18,908)
(Loss) from continuing operations	(4,358)	(6,130)	(6,200)	(9,927)	(18,908)
Net (loss)/income	(5,264)	(37,047)	(19,224)	4,012	(18,707)
(Loss) from continuing operations per Ordinary Share (basic)	(0.60)	(0.66)	(0.36)	(0.44)	(0.41)
Net income/(loss) per Ordinary Share (basic)	(0.74)	(4.00)	(1.13)	0.21	(0.40)
Net income/(loss) per Ordinary Share (diluted)	(0.74)	(4.00)	(1.13)	0.21	(0.40)
Amounts in accordance with US GAAP
Net sales revenues	63,031	65,441	7,365	1,017	—
Operating (loss)	(3,230)	(28,571)	(25,841)	(67,182)	(19,527)
Net (loss)	(5,444)	(31,014)	(28,436)	(67,202)	(19,630)
Net (loss) per Ordinary Share (basic)	(0.76)	(3.34)	(1.66)	(2.99)	(0.42)
Net (loss) per Ordinary Share (diluted)	(0.76)	(3.34)	(1.66)	(2.99)	(0.42)
Weighted average shares (basic) (thousands)	7,125	9,297	17,093	22,511	46,590
Weighted average shares (diluted) (thousands)	12,035	11,896	17,440	22,511	46,590
Consolidated balance sheet data
Amounts in accordance with UK GAAP
Working capital (liabilities)/assets	(13,400)	(19,306)	(39,128)	8,651	28,673
Total assets	100,597	97,438	47,377	23,721	46,760
Long term obligations	(8,391)	(36,743)	—	(2,687)	(180)
Capital stock (ordinary shares)	12,354	15,838	29,088	3,206	6,778

Total shareholders’ equity/(deficit)	32,797	(6,208)	(6,348)	16,693	38,580

Number of ordinary shares in issue (thousands)	76,764	9,838	17,940	37,632	77,549
Denomination of each ordinary share	£0.10	£1.00	£1.00	£0.05	£0.05
Number of £ 13% cumulative preference shares in issue (thousands)	4,130	2,000	—	—	—
Amounts in accordance with US GAAP
Working capital (liabilities)/assets	(12,082)	(19,742)	(39,183)	8,637	28,386
Total assets	85,688	91,755	43,173	13,423	36,650
Long term obligations/deferred credit	(6,559)	(39,388)	—	(43,640)	(41,519)
Capital stock (ordinary shares)	11,139	15,838	29,088	3,206	6,778

Total shareholders’ equity/(deficit)	25,090	(8,724)	(10,552)	(34,593)	(12,680)

Number of ordinary shares in issue (thousands)	76,764	9,838	17,940	37,632	77,549
Denomination of each ordinary share	£0.10	£1.00	£1.00	£0.05	£0.05
Number of £ 13% cumulative preference shares in issue (thousands)	4,130	2,000	—	—	—

Exchange Rates

We changed our functional currency on January 1, 2003 to US dollars to reflect the fact that the majority of our transactions, assets and liabilities were denominated in that currency. Consequently, all data provided in this annual report is in US dollars from 2003 and comparative information for prior years has been restated into US dollars. Under UK GAAP this restatement of all historical pound sterling amounts has been at an exchange rate of £1 to $1.6099, being the mid point rate on December 31, 2002. Under US GAAP the historical pound sterling amounts have been restated using the weighted average rate for the income statement and applicable closing rate for the balance sheet, including in the table above.

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

The following table sets forth, for the periods indicated, the average of the noon buying rate on the last day of each month during the relevant period as announced by the Federal Reserve Bank of New York for pounds sterling expressed in US dollars per pound sterling:

Average
Noon Buying
Fiscal Period	Rate
(US dollars/pound sterling)

12 months ended December 31, 2001	1.4543
12 months ended December 31, 2002	1.5093
12 months ended December 31, 2003	1.6450
12 months ended December 31, 2004	1.8356
12 months ended December 31, 2005	1.8204

The following table sets forth, for each of the last six months, the high and low noon buying rate during each month as announced by the Federal Reserve Bank of New York for pounds sterling expressed in US dollars per pound sterling:

Month	High Noon Buying Rate	Low Noon Buying Rate
	(US dollars/pound sterling)	(US dollars/pound sterling)

September 2005	1.842	1.762
October 2005	1.7855	1.7484
November 2005	1.7755	1.7138
December 2005	1.774	1.7188
January 2006	1.7885	1.7404
February 2006	1.7807	1.7343

The noon buying rate as of March 29, 2006 was 1.7356 US dollars per pound sterling.

B.	Capitalization And Indebtedness

Not applicable.

C.	Reasons For The Offer And Use Of Proceeds

Not applicable.

D.	Risk Factors

RISK FACTORS

You should carefully consider the risks and the information about our business described below, together with all of the other information included in this annual report. You should not interpret the order in which these considerations are presented as an indication of their relative importance to you. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks and uncertainties develops into actual events, our business, financial condition and results of operations could be materially and adversely affected, and the trading price of our ADSs could decline.

We have a history of losses, and we may not be able to attain profitability in the foreseeable future.

We have not been profitable in four of the last five fiscal years. For the fiscal years ended December 31, 2001, 2002, 2003, 2004, and 2005 we reported (losses)/profits of approximately $(5.3) million, $(37.0) million, $(19.2) million, $4.0 million and ($18.7) million respectively under UK GAAP. Unless and until marketing approval is obtained from either the U.S. Food and Drug Administration (“FDA”) or European Medicines Evaluation Agency (“EMEA”) for our principal product, Miraxiontm, or we are otherwise able to acquire rights to products that have received regulatory approval or are at an advanced stage of development and can be readily commercialized, we may not be able to generate revenues in future periods and we may not be able to attain profitability.

By February 2004, we had divested a majority of our assets. Although we subsequently acquired Amarin Neuroscience Limited (formerly Laxdale Limited) and its leased facility in Stirling, Scotland on October 8, 2004, we continue to have limited operations, assets and financial resources. As a result, we currently have no marketable products or other source of revenues. All of our current products, including Miraxion, our principal product, are in the development stage. The development of pharmaceutical products is a capital intensive business. Therefore, we expect to incur expenses without corresponding revenues at least until we are able to obtain regulatory approval and sell our future products in significant quantities. This may result in net operating losses, which will increase continuously until we can generate an acceptable level of revenues, which we may not be able to attain. Further, even if we do achieve operating revenues, there can be no assurance that such revenues will be sufficient to fund continuing operations. Therefore, we cannot predict with certainty whether we will ever be able to achieve profitability.

In addition to advancing our existing development pipeline, we also intend to acquire rights to additional products. However, we may not be successful in doing so. We may need to raise additional capital before we can acquire any products. There is also a risk that Miraxion or any other development stage products we may acquire will not be approved by the FDA or regulatory authorities in other countries on a timely basis or at all. The inability to obtain such approvals would adversely affect our ability to generate revenues.

The likelihood of success of our business plan must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding early stage businesses and the regulatory and competitive environment in which we operate.

Our historical financial results do not form an accurate basis for assessing our current business.

As a consequence of the divestiture of a majority of our business and assets during 2003 and early 2004 and our acquisition of Amarin Neuroscience in October 2004, our historical financial results do not form an accurate basis upon which investors should base an assessment of our business and prospects. Prior to such divestiture, our business was primarily the sale of marketable products in the United States, the out-licensing of our proprietary technologies, and research and development activities. Following the acquisition of Amarin Neuroscience, we are now focused on the research, development and commercialization of novel drugs for the central nervous system (“CNS”). Accordingly, our historical financial results reflect a substantially different business from that currently being conducted.

We may have to issue additional equity leading to shareholder dilution.

We are committed to issue equity to the former shareholders of Amarin Neuroscience upon the successful achievement of specified milestones for the Miraxion development program (subject to such shareholders’ right to choose cash payment in lieu of equity). Pursuant to the Amarin Neuroscience share purchase agreement, further success-related milestones will be payable as follows:

On receipt of marketing approval in the United States and Europe for the first indication of any product containing Amarin Neuroscience intellectual property, we must make an aggregate stock or cash payment (at the sole option of each of the sellers) of £7.5 million for each of the two potential market approvals (i.e., £15.0 million maximum); and

On receipt of a marketing approval in the United States and Europe for any other product using Amarin Neuroscience intellectual property or for a different indication of a previously approved product, we must make an aggregate stock or cash payment (at the sole option of each of the sellers) of GBP£5 million for each of the two potential market approvals (i.e., GBP£10 million maximum).

In connection with the completion of our May 2005 registered direct offering of Ordinary Shares, represented by American Depositary Shares, evidenced by American Depositary Receipts (“ADRs”), which raised gross proceeds of $17.78 million, investors in the offering were given the future investment right described below.

If, by March 15, 2006, the Company has not raised gross proceeds of at least $10.0 million (the “Future Financing Amount”) from (i) revenues from the licensing or partnering of the Company’s intellectual property or proprietary information that are receivable prior to March 15, 2006, (ii) the issuance of Ordinary Shares at a price per Ordinary Share of at least $2.50 and/or (iii) funds received by the Company in connection with the exercise of outstanding warrants, then, at any time between March 15, 2006 and March 31, 2006, the original investors in the offering will have a pro rata right to make an equity investment in the Company at a price per Ordinary Share equal to the lower of (a) $1.75 and (b) 84% of the volume weighted average of closing prices of the ADRs on the Nasdaq Stock Market over the thirty trading days ending on March  15, 2006, in an amount up to the Future Financing Amount, less any amounts actually raised pursuant to clauses (i), (ii) and (iii) above. To the extent that any investor elects not to take part in such financing, the unallocated portion of the Future Financing Amount will be allocated on a pro rata basis among those investors who have elected to take part in the financings, until all of the Future Financing Amount has been allocated to investors that wish to take part in the financing. The Future Financing Amount shall be reduced on a dollar-for-dollar basis to the extent that the gross amount raised in the May Offering exceeds $15 million.

As the gross proceeds in the offering were $17.78 million, or $2.78 million in excess of $15 million, the Future Financing Amount of $10 million is reduced by $2.78 million to $7.22 million. As set out above, the $7.22 million can be reduced by earning fees from out licensing, issuing shares at a price of at least $2.50 and/or warrants exercises. In December 2005, Amarin closed a license agreement with Multicell generating an initial fee of $0.5m. In January 2006, Amarin issued shares at $2.50 generating proceeds of $2.1 million. In January and February 2006, Amarin issued 153,000 shares at an average price of $2.88 on the exercise of options generating proceeds of $441,000. These transactions reduce the Future Financing Amount to $4.18 million. Given that 84% of the volume weighted average of closing prices of the ADRs on the Nasdaq Stock Market over the thirty trading days ending on March 15, 2006 is greater than $1.75, the future investment right was priced at $1.75. As a result, it is expected that approximately 2,387,850 shares will be issued by March 31, 2006 on the exercise by investors of the future investment right

In connection with the completion of our December 2005 private placement of Ordinary Shares which raised gross proceeds of $26.4 million, investors in the offering were issued with 5-year warrants to purchase 9,135,034 at an exercise price of $1.43 per Ordinary Share.

We also have outstanding warrants to purchase 500,000 ordinary shares at an exercise price of $1.90 per share, which were originally acquired by Elan Corporation plc as part of a debt re-negotiation and were subsequently sold by Elan to Amarin Investment Holding Limited, an entity controlled by Mr. Thomas G. Lynch, our Chairman. We also have outstanding warrants to purchase 313,234 Ordinary Shares at an exercise price of $3.48 per share. As at 31 December 2005, we also have outstanding employee options to purchase 4,821,952 Ordinary Shares at an average price of $3.63 per share. Additionally, in pursuing our growth strategy we will either need to issue new equity as consideration for the acquisition of products, or to otherwise raise additional capital, in which case equity, convertible equity or debt instruments may be issued. The creation of new shares would lead to dilution of the value of the shares held by our current shareholder base.

If we cannot find additional capital resources, we will have difficulty in operating as a going concern and growing our business.

The Company forecasts having sufficient cash to fund our group operating activities into the fourth quarter of 2007. In addition, we intend to obtain additional funding through earning license fees from partnering our drug development pipeline and/or completing further equity-based financings. There is no assurance, however, that our efforts to obtain additional funding from these sources will be successful. If efforts are unsuccessful, there is substantial uncertainty as to whether we will be able to fund our operations on an ongoing basis. We may also require further funds in the future to implement our long-term growth strategy of acquiring additional development stage and/or marketable products, recruiting clinical, regulatory and sales and marketing personnel, and growing our business. Our ability to execute our business strategy and sustain our infrastructure at our current level will be impacted by whether or not we have sufficient funds. Depending on market conditions and our ability to maintain financial stability, we may not have access to additional funds on reasonable terms or at all. Any inability to obtain additional funds when needed would have a material adverse effect on our business and on our ability to operate on an ongoing basis.

We may be dependent upon the success of a limited range of products.

At present we are substantially reliant upon the success of our principal product, Miraxion. If development efforts for this product are not successful in either Huntington’s disease (“HD”), depression, or any other indication or if approved by the FDA, if adequate demand for this product is not generated, our business will be materially and adversely affected. Although we intend to bring additional products forward from our research and development efforts and to acquire additional products, even if we are successful in doing so the range of products we will be able to commercialize may be limited. This could restrict our ability to respond to adverse business conditions. If we are not successful in developing Miraxion for HD, depression, or any other indication, or any future product, or if there is not adequate demand for any such product or the market for such product develops less rapidly than we anticipate, we may not have the ability to shift our resources to the development of alternative products. As a result, the limited range of products we intend to develop could constrain our ability to generate revenues and achieve profitability.

Our ability to generate revenues depends on obtaining regulatory approvals for Miraxion.

Miraxion, which is in phase III clinical development for HD, phase II clinical development for depressive disorders, and preclinical development for Parkinson’s disease is currently our only product in late-stage development. In order to successfully commercialize Miraxion, we will be required to conduct all tests and clinical trials needed in order to meet regulatory requirements, to obtain applicable regulatory approvals, and to prosecute patent applications. The costs of developing and obtaining regulatory approvals for pharmaceutical products can be substantial. We are conducting two phase III clinical studies to support a possible new drug application, or “NDA”, for Miraxion for the treatment of HD. Statistical significance was not achieved in the entire study patient population in the first phase III study, however, a trend to significance was observed in the group that adhered to the protocol and significant results were observed in the sub-group of patients that had a genetic CAG number of less than 45. Our ability to commercialize Miraxion for this indication is dependent upon the success of these development efforts. If such clinical trials fail to produce satisfactory results, or if we are unable to maintain the financial and operational capability to complete these development efforts, we may be unable to generate revenues from Miraxion. Even if we obtain regulatory approvals, the timing or scope of any approvals may prohibit or reduce our ability to commercialize Miraxion successfully. For example, if the approval process takes too long we may miss market opportunities and give other companies the ability to develop competing products. Additionally, the terms of any approvals may not have the scope or breadth needed for us to commercialize Miraxion successfully.

We may not be successful in developing or marketing future products if we cannot meet extensive regulatory requirements of the FDA and other regulatory agencies for quality, safety and efficacy.

Our long-term strategy involves the development of products we may acquire from third parties. The success of these efforts is dependent in part upon the ability of the Company, its contractors, and its products to meet and to continue to meet regulatory requirements in the jurisdictions where we ultimately intend to sell such products. The development, manufacture and marketing of pharmaceutical products are subject to extensive regulation by governmental authorities in the United States, the European Union, Japan and elsewhere. In the United States, the FDA generally requires pre-clinical testing and clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before its introduction into the market. Regulatory authorities in other jurisdictions impose similar requirements. The process of obtaining regulatory approvals is lengthy and expensive and the issuance of such approvals is uncertain. The commencement and rate of completion of clinical trials may be delayed by many factors, including:

•	the inability to manufacture sufficient quantities of qualified materials under current good manufacturing practices for use in clinical trials;

•	slower than expected rates of patient recruitment;

•	the inability to observe patients adequately after treatment;

•	changes in regulatory requirements for clinical trials;

•	the lack of effectiveness during clinical trials;

•	unforeseen safety issues;

•	delay, suspension, or termination of a trial by the institutional review board responsible for overseeing the study at a particular study site; and

•	government or regulatory delays or “clinical holds” requiring suspension or termination of a trial.

Even if we obtain positive results from early stage pre-clinical or clinical trials, we may not achieve the same success in future trials. Clinical trials that we conduct may not provide sufficient safety and effectiveness data to obtain the requisite regulatory approvals for product candidates. The failure of clinical trials to demonstrate safety and effectiveness for our desired indications could harm the development of that product candidate as well as other product candidates, and our business and results of operations would suffer.

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

Once a product is approved, numerous post-approval requirements apply. Among other things, the holder of an approved NDA or other license is subject to periodic and other monitoring and reporting obligations enforced by the FDA and other regulatory bodies, including obligations to monitor and report adverse events and instances of the failure of a product to meet the specifications in the approved application. Application holders must also submit advertising and other promotional material to regulatory authorities and report on ongoing clinical trials.

Advertising and promotional materials must comply with FDA rules in addition to other potentially applicable federal and local laws in the United States and in other countries. In the United States, the distribution of product samples to physicians must comply with the requirements of the U.S. Prescription Drug Marketing Act. Manufacturing facilities remain subject to FDA inspection and must continue to adhere to the FDA’s current good manufacturing practice requirements. Application holders must obtain FDA approval for product and manufacturing changes, depending on the nature of the change. Sales, marketing, and scientific/educational grant programs must also comply with the U.S.Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the U.S. False Claims Act, as amended and similar state laws. Pricing and rebate programs must comply with the U.S. Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended. If products are made available to authorized users of the U.S. Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to U.S. federal and state consumer protection and unfair competition laws. Similar requirements exist in all of these areas in other countries.

Depending on the circumstances, failure to meet these post-approval requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, or refusal to allow us to enter into supply contracts, including government contracts. In addition, even if we comply with FDA and other requirements, new information regarding the safety or effectiveness of a product could lead the FDA to modify or withdraw a product approval. Adverse regulatory action, whether pre- or post-approval, can potentially lead to product liability claims and increase our product liability exposure. We must also compete against other products in qualifying for reimbursement under applicable third party payment and insurance programs.

Our future products may not be able to compete effectively against those of our competitors.

Competition in the pharmaceutical industry is intense and is expected to increase. If we are successful in completing the development of Miraxion, we may face competition to the extent other pharmaceutical companies are able to develop products for the treatment of Huntington’s disease, depression or Parkinson’s disease. Potential competitors in this market may include companies with greater resources and name recognition than us. Furthermore, to the extent we are able to acquire or develop additional marketable products in the future; such products will compete with a variety of other products within the United States or elsewhere, possibly including established drugs and major brand names. Competitive factors, including generic competition, could force us to lower prices or could result in reduced sales. In addition, new products developed by others could emerge as competitors to our future products. Products based on new technologies or new drugs could render our products obsolete or uneconomical.

Our potential competitors both in the United States and Europe may include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies, and specialized neurology companies. In addition, we may compete with universities and other institutions involved in the development of technologies and products that may be competitive with ours. Many of our competitors will likely have greater resources than us, including financial, product development, marketing, personnel and other resources. Should a competitive product obtain marketing approval prior to Miraxion, this would significantly erode the projected revenue streams for such product.

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

We have no in-house manufacturing capacity and, to the extent we are successful in completing the development of Miraxion and/or acquiring or developing other marketable products in the future, we will be obliged to rely upon contract manufacturers to produce our products. We may not be able to enter into manufacturing arrangements on terms that are favorable to us. Moreover, if any future manufacturers should cease doing business with us or experience delays, shortages of supply or excessive demands on their capacity, we may not be able to obtain adequate quantities of product in a timely manner, or at all. Manufacturers are required to comply with current NDA commitments and Good Manufacturing Practices requirements enforced by the FDA, and similar requirements of other countries. The failure by a future manufacturer to comply with these requirements could affect its ability to provide us with product. Any manufacturing problem or the loss of a contract manufacturer could be disruptive to our operations and result in lost sales.

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

At present, we do not have any sales or marketing capability since all of our products are currently in the development stage. However, if we are successful in obtaining regulatory approval for Miraxion, we intend to directly commercialize this product in the U.S. market. Similarly, to the extent we execute our long-term strategy of expanding our portfolio by developing or acquiring additional marketable products, we intend to directly sell our neurology products in the United States. In order to market Miraxion and any other new products, we will need to add marketing and sales personnel who have expertise in the pharmaceuticals business. We must also develop the necessary supporting distribution channels. Although we believe we can build the required infrastructure, we may not be successful in doing so if we cannot attract personnel or generate sufficient capital to fund these efforts. Failure to establish a sales force and distribution network in the United States would have a material adverse effect on our ability to grow our business.

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

In October 2003, we sold Gacell Holdings AB, the Swedish holding company of Amarin Development AB (“ADAB”), our Swedish drug development subsidiary, to Watson Pharmaceuticals, Inc. In February 2004, we sold our U.S. subsidiary, Amarin Pharmaceuticals Inc., and certain assets, to Valeant. In connection with these transactions, we provided a number of representations and warranties to Valeant and Watson regarding the respective businesses sold to them, and other matters, and we undertook to indemnify Valeant and Watson under certain circumstances for breaches of such representations and warranties. We are not aware of any circumstances which could reasonably be expected to give rise to an indemnification obligation under our agreements with either

Valeant or Watson. However, we cannot predict whether matters may arise in the future which were not known to us and which, under the terms of the relevant agreements, could give rise to a claim against us.

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

Although we intend to make reasonable efforts to protect our current and future intellectual property rights and to ensure that any proprietary technology we acquire does not infringe the rights of other parties, we may not be able to ascertain the existence of all potentially conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against our current or future products or technologies. In addition, third parties may be able to obtain patents that prevent the sale of our current or future products or require us to obtain a license and pay significant fees or royalties in order to continue selling such products.

We may in the future discover the existence of products that infringe upon patents that we own or that have been licensed to us. Although we intend to protect our trade secrets and proprietary know-how through confidentiality agreements with our manufacturers, employees and consultants, we may not be able to prevent our competitors from breaching these agreements or third parties from independently developing or learning of our trade secrets.

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

We have entered into an employment agreement with our chief executive officer. The term of this agreement continues in full force and effect, subject to either party’s right to terminate upon twelve months’ notice. Our officers and key employees, other than our chief executive officer, are not employed for any specified period and are not restricted from seeking employment elsewhere, subject only to giving appropriate notice to us.

We are subject to continuing potential product liability.

Although we disposed of the majority of our former products during 2003 and 2004, we remain subject to the potential risk of product liability claims relating to the manufacturing and marketing of our former products during the period prior to their divestiture. Any person who is injured as a result of using one of our former products during our period of ownership may have a product liability claim against us without having to prove that we were at fault. The potential for liability exists despite the fact that our former subsidiary, Amarin Pharmaceuticals Inc. (“API”), conducted all sales and marketing activities with respect to such product. Although we have not retained any liabilities of API in this regard, as the prior holder of ownership rights to such former products, third parties could seek to assert potential claims against us. Since we distributed and sold our products to a wide number of end users, the risk of such claims could be material. Product liability claims could also be brought by persons who took part in clinical trials involving our current or former development stage products. A successful claim brought against us could have a material adverse effect on our business.

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

Amarin was responsible for the sales and marketing of Permax from May 2001 until February 2004. On May 17, 2001, Amarin acquired the U.S. sales and marketing rights to Permax from Elan. An affiliate of Elan had previously obtained the licensing rights to Permax from Eli Lilly and Company in 1993. Eli Lilly originally obtained approval for Permax on December 30, 1988 and has been responsible for the manufacture and supply of Permax since that date. On February 25, 2004 Amarin sold its U.S. subsidiary, Amarin Pharmaceuticals, Inc., including the rights to Permax, to Valeant Pharmaceuticals International.

In late 2002, Eli Lilly, as the holder of the NDA for Permax, received a recommendation from the FDA to consider making a change to the package insert for Permax based upon the very rare observation of cardiac valvulopathy in patients taking Permax. While Permax has not been definitely proven as the cause of this condition, similar reports have been notified in patients taking other ergot- derived pharmaceutical products, of which Permax is an example. In early 2003, Eli Lilly amended the package insert for Permax to reflect the risk of cardiac valvulopathy in patients taking Permax and also sent a letter to a number of doctors in the United States describing this potential risk. Causation is not established, but is thought to be consistent with other fibrotic side effects observed in Permax.

During 2005, five lawsuits alleging claims related to cardiac valvulopathy and Permax were pending in the United States. Eli Lilly, Elan, Valeant, and/or Amarin were defendants in these lawsuits. As of the present date, each of these cases has settled. Most of the details of these settlements are confidential.

One other lawsuit, which alleges claims related to compulsive gambling and Permax, remains pending in the United States. Amarin, Eli Lilly, Elan, and Valeant are defendants in this lawsuit, and are defending against the claims and allegations. This case is currently in the early stages of discovery. A similar lawsuit related to compulsive gambling and Permax is being threatened against Eli Lilly, Elan, and/or Valeant, and could possibly implicate Amarin.

The Company has reviewed the position and having taken external legal advice considers the potential risk of significant liability arising for Amarin from these legal actions to be remote. No provision is booked in the accounts at December 2005.

The price of our ADSs may be volatile.

The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market prices of the securities of many pharmaceutical and medical technology companies have been especially volatile in the past, and this trend is expected to continue in the future. Our ADSs may also be subject to volatility as a result of their limited trading market. We currently have approximately 78,935,000 ADSs outstanding. There is a risk that there may not be sufficient liquidity in the market to accommodate significant increases in selling activity or the sale of a large block of securities. Our ADSs have historically had limited trading volume, which may also result in volatility. During the twelve-month period ending February 28, 2006 the average daily trading volume for our ADSs was 135,847 shares.

If our public float and the level of trading remain at limited levels over the long term, this could result in volatility and increase the risk that the market price of our ADSs may be affected by factors such as:

•	the announcement of new products or technologies;

•	innovation by us or our future competitors;

•	developments or disputes concerning any future patent or proprietary rights;

•	actual or potential medical results relating to our products or our competitors’ products;

•	interim failures or setbacks in product development;

•	regulatory developments in the United States, the European Union or other countries;

•	currency exchange rate fluctuations; and

•	period-to-period variations in our results of operations.

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

We are incorporated under English law. The rights of holders of Ordinary Shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the Companies Act 1985, (as amended), and by our memorandum and articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. The principal differences include the following:

•	Under English law, each shareholder present at a meeting has only one vote unless a valid demand is made for a vote on a poll, in which each holder gets one vote per share owned. Under U.S. law, each shareholder typically is entitled to one vote per share at all meetings. Under English law, it is only on a poll that the number of shares determines the number of votes a holder may cast. You should be aware, however, that the voting rights of ADSs are also governed by the provisions of a deposit agreement with our depositary bank.

•	Under English law, each shareholder generally has pre-emptive rights to subscribe on a proportionate basis to any issuance of shares. Under U.S. law, shareholders generally do not have pre-emptive rights unless specifically granted in the certificate of incorporation or otherwise.

•	Under English law, certain matters require the approval of 75% of the shareholders, including amendments to the memorandum and articles of association. This may make it more difficult for us to complete corporate transactions deemed advisable by our board of directors. Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions.

•	Under English law, shareholders may be required to disclose information regarding their equity interests upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on the transfer of the shares, as well as restrictions on dividends and other payments. Comparable provisions generally do not exist under U.S. law.

•	The quorum requirements for a shareholders’ meeting is a minimum of two persons present in person or by proxy. Under U.S. law, a majority of the shares eligible to vote must generally be present (in person or by proxy) at a shareholders’ meeting in order to constitute a quorum. The minimum number of shares required for a quorum can be reduced pursuant to a provision in a company’s certificate of incorporation or bylaws, but typically not below one-third of the shares entitled to vote at the meeting.

U.S. shareholders may not be able to enforce civil liabilities against us.

A number of our directors and executive officers are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our English solicitors that there is doubt as to the enforceability in England in original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal securities laws of the United States.

Foreign currency fluctuations may affect our future financial results or cause us to incur losses.

We record our transactions and prepare our financial statements in U.S. dollars. Since our strategy involves the development of products for the U.S. market, a significant part of our clinical trial expenditures are denominated in U.S. dollars and we anticipate that the majority of our future revenues will be denominated in U.S. dollars. However, a significant portion of our costs are denominated in pounds sterling and euro as a result of our being engaged in activities in the United Kingdom and the European Union. As a consequence, the results reported in our financial statements are potentially subject to the impact of currency fluctuations between the U.S. dollar on the one hand, and pounds sterling and euro on the other hand. We are focused on development activities and do not anticipate generating on-going revenues in the short-term. Accordingly, we do not engage in significant currency hedging activities in order to restrict the risk of exchange rate fluctuations. However, if we should commence commercializing any products in the United States, changes in the relation of the U.S. dollar to the pound sterling and/or the euro may affect our revenues and operating margins. In general, we could incur losses if the U.S. dollar should become devalued relative to the pound sterling and/or the euro.

U.S. Holders of our Ordinary Shares or ADSs could be subject to material adverse tax consequences if we are considered a PFIC for U.S. federal income tax purposes.

There is a risk that we will be classified as a passive foreign investment company or “PFIC” for U.S. federal income tax purposes. Our status as a PFIC could result in a reduction in the after-tax return to U.S. Holders of our Ordinary Shares or ADSs and may cause a reduction in the value of such shares. We will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of all our assets produce or are held for the production of passive income. For this purpose, passive income includes interest, gains from the sale of stock, and royalties that are not derived in the active conduct of a trade or business. Because we receive interest and may recognize gains from the sale of appreciated stock, there is a risk that we will be considered a PFIC under the income test described above. In addition, because of our cash position, there is a risk that we will be considered a PFIC under the asset test described above. While we believe that the PFIC rules were not intended to apply to companies such as us that focus on research, development and commercialization of drugs, no assurance can be given that the U.S. Internal Revenue Service or a U.S. court would determine that, based on the composition of our income and assets, we are not a PFIC currently or in the future. If we were classified as a PFIC, U.S. Holders of our Ordinary Shares or ADSs could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply. The PFIC rules are complex and you are urged to consult your own tax advisors regarding the possible application of the PFIC rules to you in your particular circumstances.

If we fail to comply with the terms of our licensing agreement with Scarista Limited, our licensor may terminate certain licenses to patent rights, causing us to lose valuable intellectual property assets.

Under the terms of a licensing agreement between Scarista Limited and Amarin Neuroscience, our exclusive license to certain valuable patent rights covering certain of our technologies may be terminated if we fail to meet various obligations to Scarista. Under the terms of this agreement we are obligated to meet certain performance obligations in respect of the clinical development and commercialization of Miraxion, payment of royalties, and filing, maintenance and prosecution of the covered patent rights. In particular, we are obligated to use our reasonable commercial efforts to pursue the completion of the Miraxion trials with a view to applying for an FDA approval for the indication of Huntington’s disease in the USA. Under the terms of this agreement Scarista is entitled to terminate this agreement forthwith by notice in writing to the other if we commit a material breach of this Agreement and fail to remedy the same within ninety (90) days after receipt of a written notice of the breach requiring remedy of the same. The performance of our obligations to Scarista will require increasing expenditures as the development of Miraxion continues. We cannot guarantee that we will be capable of raising the funds necessary to meet our obligations under this agreement to fulfill these licensing obligations.

We do not currently have the capability to undertake manufacturing of any potential products.

We have not invested in manufacturing and have no manufacturing experience. We cannot assure you that we will successfully manufacture any product we may develop, either independently or under manufacturing arrangements, if any, with third party manufacturers. To the extent that we enter into contractual relationships with other companies to manufacture our products, if any, the success of those products may depend on the success of securing and maintaining contractual relationships with third party manufacturers (and any sub-contractors they engage).

We have secured supply of Miraxion through the expected launch period of the product. Our ability to meet commercial demand for Miraxion beyond this quantity would depend on our successfully obtaining a commitment for such supplies. We are currently in discussion with the existing and other manufacturers to meet this requirement. We cannot guarantee that we will be able to obtain a commitment from the existing contract manufacturer and/or to negotiate a second supply agreement with an alternate contract manufacturer to manufacture additional commercial supplies of Miraxion. If we were unable to do so, we would be unable to successfully commercialize Miraxion and our results of operations and prospects would be materially adversely affected.

We do not currently have the capability to undertake marketing, or sales of any potential products.

We have not invested in marketing or product sales resources. We cannot assure you that we will be able to acquire such resources. We cannot assure you that we will successfully market any product we may develop, either independently or under marketing arrangements, if any, with other companies. To the extent that we enter into contractual relationships with other companies to market our products, if any, the success of such products may depend on the success of securing and maintaining such contractual relationships the efforts of those other companies (and any sub-contractors they engage).

We have limited personnel to oversee out-sourced clinical testing and the regulatory approval process.

It is likely that we will also need to hire additional personnel skilled in the clinical testing and regulatory compliance process if we develop additional product candidates with commercial potential. We do not currently have the capability to conduct clinical testing in-house and do not currently have plans to develop such a capability. We out-source our clinical testing to contract research organizations. We currently have a limited number of employees and certain other outside consultants who oversee the contract research organizations involved in clinical testing of our compounds.

We cannot assure you that our limited oversight of the contract research organizations will suffice to avoid significant problems with the protocols and conduct of the clinical trials.

We depend on contract research organizations to conduct our pre-clinical and our clinical testing. We have engaged and intend to continue to engage third party contract research organizations, or “CROs”, and other third parties to help us develop our drug candidates. Although we have designed the clinical trials for drug candidates, the CROs will be conducting all of our clinical trials. As a result, many important aspects of our drug development programs have been and will continue to be outside of our direct control. In addition, the CROs may not perform all of their obligations under arrangements with us. If the CROs do not perform clinical trials in a satisfactory manner or breach their obligations to us, the development and commercialization of any drug candidate may be delayed or precluded. We cannot control the amount and timing of resources these CROs devote to our programs or product candidates. The failure of any of these CROs to comply with any governmental regulations would substantially harm our development and marketing efforts and delay or prevent regulatory approval of our drug candidates. If we are unable to rely on clinical data collected by others, we could be required to repeat, extend the duration of, or increase the size of our clinical trials and this could significantly delay commercialization and require significantly greater expenditures.

Despite the use of confidentiality agreements and/or proprietary rights agreements, which themselves may be of limited effectiveness, it may be difficult for us to protect our trade secrets.

We rely on trade secrets to protect technology in cases when we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we require certain of our academic collaborators, contractors and consultants to enter into confidentiality agreements, we may not be able to adequately protect our trade secrets or other proprietary information.

Potential technological changes in our field of business create considerable uncertainty.

We are engaged in the biopharmaceutical field, which is characterized by extensive research efforts and rapid technological progress. New developments in research are expected to continue at a rapid pace in both industry and academia. We cannot assure you that research and discoveries by others will not render some or all of our programs or product candidates uncompetitive or obsolete.

Our business strategy is based in part upon new and unproven technologies to the development of biopharmaceutical products for the treatment of Huntington’s disease and other neurological disorders. We cannot assure you that unforeseen problems will not develop with these technologies or applications or that commercially feasible products will ultimately be developed by us.

Third-Party Reimbursement and Health Care Cost Containment Initiatives and Treatment Guidelines May Constrain Our Future Revenues.

Our ability to market successfully our existing and future new products will depend in part on the level of reimbursement that government health administration authorities, private health coverage insurers and other organizations provide for the cost of our products and related treatments. Countries in which our products are sold through reimbursement schemes under national health insurance programs frequently require that manufacturers and sellers of pharmaceutical products obtain governmental approval of initial prices and any subsequent price increases. In certain countries, including the United States, government-funded and private medical care plans can exert significant indirect pressure on prices. We may not be able to sell our products profitably if adequate prices are not approved or reimbursement is unavailable or limited in scope. Increasingly, third-party payers attempt to contain health care costs in ways that are likely to impact our development of products including:

•	failing to approve or challenging the prices charged for health care products;

•	introducing reimportation schemes from lower priced jurisdictions;

•	limiting both coverage and the amount of reimbursement for new therapeutic products;

•	denying or limiting coverage for products that are approved by the regulatory agencies but are considered to be experimental or investigational by third-party payers;

•	refusing to provide coverage when an approved product is used in a way that has not received regulatory marketing approval; and

•	refusing to provide coverage when an approved product is not appraised favorably by the National Institute for Clinical Excellence in the UK, or similar agencies in other countries.

We are undergoing significant reorganizational change. Failure to manage disruption to the business or the loss of key personnel could have an adverse effect on our business.

As part of our reorganization, we are making significant changes to both our management structure and the locations from which we operate. As a result of this, in the short term, morale may be lowered and key employees may decide to leave, or may be distracted from their usual role. This could result in delays in development projects, failure to achieve managerial targets or other disruption to the business. The benefits of the reorganisation are expected to be a significant improvement in operating effectiveness and substantial cost savings.

Item 4	Information on the Company

A.	History and Development of the Company

Amarin Corporation plc (formerly Ethical Holdings plc) was incorporated in England as a private limited company on March 1, 1989 under the Companies Act 1985, a statute governing companies in Great Britain, (the “Companies Act”), and re-registered in England as a public limited company on March 19, 1993. Our registered office and our principal executive offices are located at 7 Curzon Street, London W1J 5HG, England, and our telephone number is +44-20-7499-9009.

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

Principal Divestments — Sale of API and Settlement of Obligations to Elan, Sale of ADAB

In 2003 and early 2004, our former US operations were incurring substantial operating losses due to the introduction of generic competition to Permax in December 2002. Also, in early 2004, we were faced with debt of $31.5 million due on demand to Elan. In February 2004 we sold our U.S. based subsidiary, Amarin Pharmaceuticals, Inc. and a majority of our U.S. products for a purchase price of approximately $46 million, including $8 million in milestone payments, to Valeant Pharmaceuticals International (“Valeant”). In addition, Valeant assumed certain other outstanding liabilities, including Amarin’s obligation to make a milestone payment to Elan of $10 million, if sales of Zelapar reach a certain level. Under the terms of the transaction, Valeant made an initial payment of $38 million to us for our interest in Amarin Pharmaceuticals Inc. along with the rights to Amarin’s product portfolio, which included Permax®, a product indicated for the adjunct treatment of Parkinson’s disease; a primary care product portfolio with a broad range of indications and Zelapartm, an in-licensed, late-stage development product for the adjunct treatment of Parkinson’s disease, which had received an approvable letter from the FDA.

Simultaneously with the sale to Valeant we reached a full and final agreement with Elan regarding the settlement of our renegotiated outstanding financial obligations. Under the terms of this agreement we paid Elan approximately $17.2 million in cash on closing of the Valeant transaction, plus a further payment of $1 million on the successful completion of the Zelapar safety trials. We also issued a $5 million 5-year loan note to Elan with capital repayment of $1.5 million in January 2006, $1.5 million in July 2007 and $2 million in January 2009. The loan note was also pre-payable by us at any time, subject to a prepayment fee of $250,000, and carried an interest rate of 8% per annum. Additionally we issued 500,000 warrants to Elan priced at the average market closing price for our Ordinary Shares for the 30-day period prior to closing, being $1.90.

We closed the Valeant transaction on February 25, 2004. As a result of the asset sale to Valeant, we realized net proceeds of approximately $6 million after accounting for financial obligations to Valeant in connection with the sale transaction, payments to Elan in connection with the debt settlement, and professional fees and other third party costs relating to the transaction.

In October 2003, we sold Gacell Holdings AB, the Swedish holding company of Amarin Development AB (“ADAB”), our Swedish drug development subsidiary, to Watson Pharmaceuticals, Inc., for approximately $15 million in cash.

Purchase of Debt and Equity Interest in Amarin by Chairman

On September 30, 2004 Amarin Investment Holding Limited (“AIHL”), an entity controlled by our Chairman, Mr. Thomas Lynch, declared an interest to Amarin in the following securities in Amarin following their purchase from Elan Corporation plc and its affiliated companies:

•	4,653,819 ADSs;

•	Warrants to subscribe for 500,000 Ordinary Shares at an exercise price of US$1.90 per share; and

•	US$5 million in aggregate principal amount of Secured Loan Notes due 2009, issued pursuant to a loan note instrument dated February 25, 2004.

2004 Equity Financing

On October 7, 2004:

•	we completed a private placement of 13,474,945 ordinary shares to accredited investors consisting of new and existing shareholders and management. Gross proceeds to the Company were $12.775 million. The purchase price was $0.947 per share based on the average closing price of our ADSs on the Nasdaq SmallCap Market for the ten trading days ended October 6, 2004; however, management investors paid a purchase price of $1.104 per share based on the average closing price of our ADSs on the Nasdaq SmallCap Market for the five trading days ended October 6, 2004. All of the shares issued in such private placement have been registered pursuant to a Registration Statement on Form F-3 that was declared effective by the Securities and Exchange Commission in January 2005; and

•	AIHL redeemed $3 million of the $5 million in principal amount of loan notes acquired by it and subscribed for ordinary shares of Amarin at a price of $1.104 per share. The remaining $2 million in principal amount of the loan notes was payable in January 2009, and interest thereon accrued at the rate of 8% per annum and payable on a semi-annual basis. However, this remaining $2 million was redeemed in May 2005 — see 2005 Equity Financings below.

Principal Capital Investments — Laxdale Acquisition

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

Thus, in October 2004, we acquired Laxdale, our neuroscience research and development partner and the originator of Miraxion. The purchase price for the acquisition of Laxdale comprised an initial consideration of 3.5 million ADSs representing 3.5 million ordinary shares of 5p each in the capital of Amarin and certain success based milestone payments described below, payable on a pro rata basis to the shareholders of Laxdale. As a result of this transaction Laxdale has become a wholly owned subsidiary of Amarin. Accordingly, Amarin assumed Laxdale’s outstanding net liabilities in the amount of approximately GBP£1.2 million ($2.2 million), which included debt obligations in the amount of GBP£1 million ($1.8 million) to Amarin. We changed the corporate name of Laxdale to Amarin Neuroscience Limited on December 24, 2004.

Pursuant to the Laxdale share purchase agreement further success-related milestones are payable as follows:

•	On receipt of a marketing approval in each of the U.S. and/or Europe for the first indication of any product containing Laxdale intellectual property, we must make a stock or cash payment (at the sole option of each of the sellers) of GBP£7.5 million for each of such two potential market approvals (i.e. GBP£15.0 million maximum); and

•	On receipt of a marketing approval in each of the U.S. and/or Europe for any other product using Laxdale intellectual property or for a different indication of a previously approved product, we must make a stock or cash payment (at the sole option of each of the sellers) of GBP£5 million for each of such two potential market approvals (i.e. GBP£10 million maximum);

We believe the acquisition of Laxdale had a number of significant benefits to Amarin including:

•	Expanding Amarin’s rights to Miraxion. Previously, Amarin had an exclusive licence from Laxdale for the U.S rights to Miraxion for Huntington’s disease only. The acquisition gives Amarin North American, European Union and Japanese rights to Miraxion for Huntington’s disease and a number of other CNS indications (including depression and Parkinson’s disease);

•	Eliminating a 40-45% royalty on US sales of Miraxion for Huntington’s disease previously payable to Laxdale as licensor. Total third party royalties now payable by Amarin on Miraxion for Huntington’s disease were reduced to 6% (consisting of 5% payable to Scarista Limited and 0.5% payable to each of Dr. Malcolm Peet and Dr. Krishna Vaddadi);

•	Providing Amarin with control of the clinical development and regulatory process in the U.S and European Union for Miraxion, rather than being dependent on Laxdale as an independent partner;

•	Adding a pipeline of CNS research and development programs and an extensive lipophillic and combinatorial lipid technology platform;

•	Providing Amarin with an extensive portfolio of intellectual property covering both its development pipeline and its technology platform; and

•	Bringing Amarin sales and marketing partners for HD in each of the major European markets and a partner for the Japanese market.

Pursuant to the Laxdale share purchase agreement, we have agreed to use reasonable commercial efforts to (i) continue the phase III trials for Miraxion in Huntington’s disease and, upon successful completion thereof, pursue FDA approval for such indication, (ii) pursue approval of Miraxion in Europe for the treatment of Huntington’s disease, and (iii) conduct development activities and pursue U.S. and European approvals for indications other than Huntington’s disease. Reasonable commercial efforts are defined in the share purchase agreement as efforts consistent with industry practice for the development of products of similar performance and potential. However, we are not required to pursue development efforts for Huntington’s disease or other indications if our board of directors reasonably determines in good faith that it is not commercially or scientifically viable to do so or that it is not appropriate to continue development due to patient safety concerns.

In conjunction with our acquisition of Laxdale, Laxdale has entered into re-negotiated cross-licensing agreements with Scarista Limited which provide Laxdale with rights to specified intellectual property covering the United States, Canada, the European Union and Japan. Scarista has granted a license to Laxdale pursuant to which Laxdale has the exclusive right to market, sell and distribute products utilizing certain of Scarista’s intellectual property (including intellectual property for the use of Miraxion in depressive disorders) within a field of use encompassing all psychiatric and central nervous system disorders, and within the territories of the United States, Canada, the European Union and Japan. As part of such re-negotiation Scarista is entitled to receive reduced royalty payments of 5% on all net sales by Laxdale of products utilizing such Scarista intellectual property and certain of Laxdale’s intellectual property (which intellectual property had been transferred to Laxdale by Scarista in March, 2000). In consideration of Scarista entering into these agreements and the reduction of Scarista’s royalty from 15% to 5%, Laxdale has paid a signing fee of £500,000 ($891,000) to Scarista. The Scarista intellectual property licensed to Laxdale is material to our development efforts with respect to Miraxion.

In addition, Laxdale has granted a license to Scarista pursuant to which Scarista has the exclusive right to market, sell and distribute products utilizing certain of Laxdale’s intellectual property (including intellectual property for the use of Miraxion in Huntington’s disease) within a field of use encompassing all psychiatric and central nervous system disorders, and on a worldwide basis in all territories other than the United States, Canada, the European Union and Japan. Laxdale is entitled to receive royalty payments of 5% on all net sales by Scarista or its licensees of products utilizing such Laxdale intellectual property. Under each of these license agreements royalties are payable until the latest to occur of (i) the expiration of the last patent relating to any product using the licensed technology, (ii) the expiration of regulatory exclusivity with respect to any product using the licensed technology; or (iii) the date on which the licensed technology ceases to be secret and substantial in a given territory. Upon the termination of royalty payment obligations with respect to any product, the licensee will thereafter have a fully paid up, royalty free, non-exclusive license to continue using the licensed technology in respect of such product.

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

Development Pipeline

During 2005, Amarin made significant progress with its development pipeline. In the first quarter, we announced positive data analysis from three clinical studies that indicated that Miraxion showed a significant benefit for those depression patients with melancholic features. As a result of this data, Amarin intends to further evaluate Miraxion in depression and is seeking a development and marketing partner to accelerate this program. See Item 4B — Business Overview — Miraxion for Depressive Disorders.

In September, 2005 Amarin reached an agreement with the U.S. Food and Drug Administration (FDA) under the Special Protocol Assessment (SPA) procedure for the design of two pivotal phase III clinical trials of Miraxion in Huntington’s disease. The Special Protocol Assessment (SPA) is a process under which the FDA provides evaluation and guidance on clinical trial protocols for phase III trials. The US phase III trial commenced recruitment in September and the EU phase III trial in December 2005. See Item 4B — Business Overview — Miraxion for Huntington’s disease.

Shortly after the year end, Amarin also announced preliminary results from pre-clinical studies indicating that Miraxion has neuroprotective effects in Parkinson’s disease. See Item 4B — Business Overview — Miraxion for Parkinson’s Disease.

In addition, in December, Amarin licensed exclusive worldwide rights to MCT-125 (formerly LAX — 202), our phase II program in Multiple Sclerosis, to Multicell Technologies, Inc (“Multicell”). See Item 4B — Business Overview — MCT — 125.

2005 Equity Financings

In May, 2005, we accepted subscriptions of $17.8 million from institutional and other accredited investors, including certain directors and executive officers of Amarin, for 13.7 million American Depositary Shares in a registered direct offering at a purchase price of $1.30 per share. Directors and executive officers of Amarin purchased an aggregate of 3.5 million shares in the offering, inclusive of the 1.5 million shares issued on redemption of the loan notes, representing a total investment of approximately $4.5 million. On closing of this transaction AIHL redeemed the remaining $2 million in principal amount of its 8% loan notes issued by Amarin and used the proceeds of the redemption together with a further $250,000 to subscribe for shares in this offering. At closing of this offering, following the redemption of the $2 million in aggregate principal of loan notes, Amarin had no debt other than working capital liabilities.

In December, 2005, Amarin entered into definitive purchase agreements for a private equity placement, consisting of ordinary share and warrants, resulting in gross proceeds of $26.4 million. In accordance with the terms of the financing, Amarin sold approximately 26.1 million Ordinary Shares at $1.01 per share and issued warrants to purchase approximately 9.1 million ADSs at an exercise price of $1.43 per share. Investors in this private placement included Southpoint Capital Advisors LP, Biotechnology Value Fund LP, Fort Mason Capital LP, Domain Public Equity Partners LP and other new and existing institutional and accredited investors, including certain directors and executive officers of Amarin. This successful financing provides Amarin with sufficient funding to complete the US and European Huntington’s disease phase III trials currently in progress with our lead product Miraxion, which are due to complete in late 2006 or early 2007.

B.	Business Overview

Our Business

Amarin is a neuroscience company focused on the research, development and commercialization of novel drugs for the treatment of central nervous system disorders. Amarin’s leading pipeline product, Miraxion is in phase III development for Huntington’s disease (“HD”), in phase II development for depressive disorders and preclinical development for Parkinson’s disease. Miraxion has been granted fast track designation by the U.S Food and Drug Administration (“FDA”) for HD and has received orphan drug designation in the U.S and Europe. Amarin is listed on the Nasdaq Capital Market (ticker: AMRN) and has headquarters in London.

Amarin’s goal is to capitalize on its reputation in neurology and to become a leader in the development and commercialization of novel drugs which address unmet medical needs. We intend to directly commercialize our neurology products in the U.S. and out-license or partner our product rights in Europe and Japan. We also intend to out-license or partner our pipeline globally for indications outside neurology, including depressive disorders.

Amarin anticipates that future revenues will comprise (i) direct product sales in the U.S. from self-marketed neurology products; and (ii) milestones and royalty income from its development and marketing partners for markets outside the U.S. and for indications other than in the field of neurology.

Amarin also intends to leverage its development capabilities by supplementing its internal development pipeline through acquiring and/or in-licensing products that it can develop or market directly itself in the U.S.

Therapeutic Focus

Neurology is a therapeutic area with significant unmet needs, comprising diseases and disorders such as HD, Parkinson’s disease, ALS, ataxias, dystonias, Alzheimer’s, impaired cognition, epilepsy and multiple sclerosis. With approximately 7,200 neurologists across the U.S., one thousand of whom are movement disorder specialists, effective marketing can be conducted with a sales force of modest size. Amarin has been focused in neurology for over five years and, having previously operated a neurology sales and marketing infrastructure in the U.S., we believe has an established presence and reputation in this field.

Lipophilic Technology Platform

Amarin is using a novel, proprietary technology platform based on an understanding of the chemical nature of the brain. Unlike most organs, the brain is 60% fat (phospholipid) and only 30% protein. In general, just as oil and water do not mix, most drugs which easily dissolve in water do not readily penetrate the brain. Amarin’s lipophilic drugs are predominantly fat-soluble and may therefore more easily cross the blood brain barrier.

Most current drugs for treating neurological and psychiatric disorders have mechanisms of action targeting receptors (surface proteins embedded in the phospholipid membranes) or neurotransmitters in the brain. Amarin’s novel proprietary technology targets the bio-chemical imbalances in the phospholipids themselves and also influences other fatty acid and eicosanoid pathways. Amarin’s first lipophilic product, Miraxion, is in clinical development for Huntington’s disease and depressive disorders and is in preclinical development for Parkinson’s disease.

Combinatorial Lipid Technology Platform

Combinatorial lipid chemistry offers a novel approach to improving the therapeutic effects and delivery characteristics of both known and novel compounds. Amarin studies the use of different types of chemical linkage to attach a range of bioactive lipids either to other lipids or other drugs. The results are novel single chemical entities with predictable properties, potentially offering substantial and clinically relevant advantages over either compound alone. Amarin intends to select at least one lead candidate for further pre-clinical testing in 2006.

Development Pipeline

The following table summarizes the status of our development pipeline:

Program	Indication	Status	Partners

Lipophilic Platform
Miraxion	Huntington’s Disease	phase III	Scil Biomedical GmbH (Germany, Austria, France, Benelux) Juste S.A.Q.F. (Spain, Portugal) Link Pharmaceuticals Ltd (UK, Ireland)
Miraxion	Depressive Disorders	phase II	Partner discussions on-going
Miraxion	Parkinson’s Disease	pre-clinical	—
Combinatorial Lipid Platform
Various	CNS Disorders	pre-clinical	—
LAX-200 Series
LAX-201	Major Depression in Women	phase II	Seeking Partner
MCT-125	Multiple Sclerosis Fatigue	phase II	Multicell Technologies, Inc.(worldwide)

Additionally, we have assumed from Laxdale a license agreement with a marketing partner in Japan to develop, use, offer to sell, sell and distribute products in Japan utilizing certain of our intellectual property in the pharmaceutical fields of Huntington’s disease, depression, schizophrenia, dementia and other CNS indications.

Miraxion

Miraxion is a semi-synthetic, highly purified derivative of (all-cis)-5,8,11,14,17-eicosapentaenoic acid (“Ethyl-EPA”). The mechanism of action of Miraxion and its metabolites is believed to involve stabilization of cell membranes and of mitochondrial integrity of “suffering” neurons, thereby preventing or slowing progression from neuronal dysfunction to apoptosis. It is also known to have neuro-anti-inflammatory effects.

Miraxion for Huntington’s disease

Miraxion has been granted fast track designation by the FDA for HD and has received orphan drug designation in the U.S. and Europe. Fast track status generally sets the FDA’s review-time goal for the filed New Drug Application (NDA) at six months, which is faster than the typical review period for most non-fast track drugs. Fast track status does not however guarantee a specific review time or a pre-determined outcome. Orphan drugs are those that treat rare diseases or conditions, and if approved receive marketing exclusivity of seven years in the U.S. and up to ten years in Europe. However, orphan drug exclusivity does not bar competitors from developing products containing the same active molecule for different applications or other active molecules for the same indication. In addition, the same molecule can be separately developed and approved within such special exclusivity period for the same indication if it is offered in a form that is shown to be clinically superior to Miraxion or if the Company is unable to supply sufficient quantities of Miraxion. Orphan drug status does not confer patent rights upon the holder, nor does it provide an exemption from claims of infringement of patents which may be held by third parties.

HD is a genetic neurodegenerative disease characterized by movement disorder, dementia and psychiatric disturbance. It has been diagnosed in approximately 30,000 patients in the U.S. and a similar number in Europe. Additionally, over 200,000 people in the U.S. alone are genetically “at risk” of developing the disease. Onset of symptoms is typically between 30-50 years of age with a typical life expectancy from diagnosis of 10-25 years. Patients with late stage disease require continuous nursing care, often in nursing homes, with an estimated annual cost to the U.S. economy of up to $2.5 billion. Presently, there is no effective treatment or cure. The potential HD market for a therapeutic in North America and Europe is estimated to be greater than $500 million per year.

Following positive results in phase II studies for Miraxion, Laxdale conducted a 135 patient phase III double-blind placebo-controlled study. Statistical significance was not achieved in the entire patient population in this study. However, in those patients that complied with the protocol (“per protocol”), a trend to statistical significance was observed.

Amarin had pre-specified in the protocol of the phase III trial that it would examine the response of HD patients to Miraxion based on their genetic makeup. Huntington’s disease is believed to be caused by a genetic mutation of cytosine, adenosine and guanine (CAG) polymorphic trinucleotide repeats. It is believed that there is a direct link between CAG repeat length and age of onset, disease progression and the clinical symptoms of Huntington’s disease. CAG repeat length can be measured by a genetic blood test. The further analysis of the clinical data from the phase III study found that the group of patients with a CAG repeat length of less than or equal to 44 receiving Miraxion showed a statistically significant improvement over those patients receiving placebo.

The trial was conducted across six centres. An analysis of the data on a centre by centre basis illustrated that Miraxion’s effectiveness in the group of patients with a CAG repeat length less than or equal to 44 was consistent across centres, i.e. Miraxion worked better in patients with a CAG repeat length less than or equal to 44 than in patients with a CAG repeat length greater than 44 and that Miraxion worked better than placebo in patients with CAG repeat length less than or equal to 44. In total, 67 of the 135 patients in the initial phase III study had this specific gene variant. It is estimated that patients with a CAG repeat length of less than or equal to 44 represent approximately 70% of all Huntington’s disease patients.

Based on the data in this genetic sub-group Amarin planned further phase III clinical trials in the U.S. and Europe and these have now commenced. The U.S. and European trials are multi-centre, randomized, double blind, placebo — controlled studies at 43 sites in the U.S. and up to 33 sites in Europe. The trials are expected to involve a total of up to 540 Huntington’s disease patients with approximately 300 in the U.S. phase III clinical trial and approximately 240 in the European phase III clinical trial over a 6 month period. The clinical trials are being conducted under a Special Protocol Assessment (SPA) procedure that was granted by the FDA in September 2005. The SPA is a process under which the FDA evaluates and provides specific guidance on pivotal clinical trial protocols for phase III trials.

The Huntington Study Group (HSG), based at the University of Rochester, is conducting the U.S. clinical trial on behalf of Amarin. The HSG is a non-profit group of physicians and other health care providers from medical centres in the U.S., Canada, Europe and Australia, experienced in the care of Huntington’s disease patients and dedicated to clinical research of Huntington’s disease. The European clinical trial is being conducted in collaboration with EURO-HD and Icon, a leading contract research organization (CRO). EURO-HD is a non-profit group of physicians and other healthcare professionals dedicated to the research and care of Huntington’s disease patients.

The important lessons learned from the initial phase III trial all have been incorporated into the design and conduct of the two phase III trials currently underway, including:

•	Sub-group of potential responders to Miraxion identified; i.e. those patients with a CAG repeat length of less than or equal to 44 (representing approximately 70% of the HD patient population). Patient entry criteria are designed to ensure the vast majority of patients in the trial will be those previously identified as potential responders.

•	The importance of protocol compliance:

•	The two studies underway will be conducted across over 70 centres compared to only 6 centres in the initial study. This will make it easier for patients to make their monitoring meetings within the timeframe set out in the protocol and significantly reduces the number of patients per centre for the trials;

•	Patients will be evaluated and monitored more frequently in the current trial; and

•	In the U.S. study, patients who complete the 6-month blinded phase will have the opportunity to enter a 6 month extension of the study where all patients will take Miraxion and be assessed further at the 12-month time-point. In addition to providing further data, the 6-month extension is aimed to improve the speed of recruitment and to encourage those in the trial who feel they may be on placebo to complete the initial 6 month trial period.

•	The size of the studies has been substantially increased. The initial phase III trial had an ITT group of 135 patients and a per protocol group of 83. The current trials plan to recruit 300 patients in the U.S. and 240 patients in Europe.

•	Extensive feedback obtained from FDA and EMEA.

•	The importance of engaging the world leaders in treating and studying HD by contracting with HSG to conduct the U.S. phase III trial and by collaborating with EURO-HD in conducting the European phase III trial.

Miraxion has a strong safety profile. Over the course of the initial one year phase III trial, only one patient of 135 dropped out because of a treatment related side effect (gastrointestinal upset) and all but one patient who completed the trial opted to continue in an open label study for a second year.

Miraxion for Depressive Disorders

Clinical depression is one of the most common mental illnesses, affecting more than 19 million people in the U.S. alone each year. U.S. sales of antidepressants approximate $14 billion annually. However, about one third of patients with depression still fail to respond to standard drugs and another third show only partial response. More than half of Americans affected by a depressive disorder suffer from major depressive disorder (MDD), with the remainder suffering from dysthymic disorder (chronic mild depression).

Melancholic depression represents one of two subtypes of MDD recognized by the Diagnostic and Statistical Manual of Mental Disorders (DSM-IV), the main diagnostic reference of mental health professionals in the U.S. (published by the American Psychiatric Association, Washington D.C.). While considered one of the most severe forms of the disease, it is by no means uncommon and is a widely accepted diagnosis. In fact, nearly one-quarter of patients with MDD exhibit melancholic features. Melancholic depression is currently treated similarly to MDD.

In total six phase IIa placebo-controlled studies have been conducted with Miraxion in depressive disorders, with each showing a benefit in favor of Miraxion. Three of the studies were investigator-lead with each showing a statistically significant benefit for Miraxion in the primary outcome. Two published phase IIa placebo controlled clinical trials have been conducted with Miraxion in treatment-unresponsive depression that concluded with statistical significance that Miraxion was effective in treating depression in patients who remained depressed despite receiving standard therapy. The results of these trials were published in the Archives of General Psychiatry in October 2002 (volume 59, Peet & Horrobin) and the American Journal of Psychiatry in March 2002 (volume 159, Belmaker).

A further program of data analysis was carried out on three Laxdale led studies. The data analysis indicated that Miraxion showed a significant clinical benefit in each of the three studies for those depression patients with melancholic characteristics. This sub-group of melancholic depression patients was defined by using select criteria from DSM-IV. As a result of these data, Amarin intends to further evaluate the clinical benefits of Miraxion in depression and intends to seek a development and marketing partner to accelerate this program.

There is currently no approved treatment specifically indicated for melancholic depression and nothing as far advanced in clinical studies as Miraxion, so far as the Company is aware. Thus, should Miraxion receive approval, it could become the first and only treatment for specifically melancholic depression. Given its favorable safety profile and potential efficacy in the most severe patient population, Miraxion may also be appropriate for study outside the melancholic subset of the broader MDD population.

Miraxion for Parkinson’s Disease

Parkinson’s disease (“PD”) is a progressive neurodegenerative disorder affecting approximately 1 million patients in the U.S. where the market for PD drug treatments in 2004 was approximately $600 million. The main pathological characteristic of PD is the loss of pigmented dopamine-containing neurons of the substantia nigra associated with the presence of cytoplasmic a-synuclein- positive inclusions, the so-called Lewy bodies.

Therapeutics that slow or stop the neurodegenerative processes of PD are expected to have a major impact for the treatment of PD.

Recently announced preliminary results from pre-clinical studies indicate that Miraxion has neuroprotective effects in PD. The first study showed Miraxion’s neuroprotective effects in cell lines associated with PD. SH-SY5Y cells, derived from human neuroblastoma, with many properties similar to dopaminergic neurons, are widely utilized as an in vitro model to study effects and mode of action of drugs on PD.

Brain-derived neurotrophic factor (BDNF) and its receptor transmembrane tyrosine-specific protein kinase (TrkB) are linked to the etiology of neurodegenerative and mood disorders. The study of fully differentiated SH-SY5Y cells revealed that Miraxion increased the activation of TrkB and truncated TrkB messenger RNA (mRNA) expressions which are critical functions for increasing dopamine (DA) levels in PD patients. The data showed that Miraxion demonstrated neuroprotective effects by interacting with BDNF, leading to improved cell viability and the slowing of the neuronal apoptosis (cell death) associated with the symptoms of PD.

The second study demonstrated that Miraxion modulated cellular function in MPP+ treated SH-SY5Y cells in an in vitro PD model and behavior in an MPTP-induced PD model. MPTP is a neurotoxin commonly used to investigate PD in pre-clinical models. MPP+ is a metabolite of MPTP. In this study, treatment with Miraxion enhanced learning performance, improved motor function and reduced bradykinesia in such animal models. Amarin is currently continuing preclinical studies in PD and plan to commence human studies in 2006.

LAX-201

LAX-201 is a patent-protected combination of folic acid and either of two leading classes of anti-depressant drugs (i.e. Selective Serotonin Reuptake Inhibitors (SSRIs) and Serotonin Norepinephrine Reuptake Inhibitors (SNRIs). A phase II study showed LAX-201 increased the response rate in depressed women from 50%-60% to approximately 90%. Amarin is currently seeking a development partner for this product.

MCT-125 (formerly LAX- 202)

MCT-125 is a patent-protected combination of an atypical antidepressant and an amino acid. In a 138-patient, multi-centre, double-blind placebo controlled phase IIb trial MCT-125 was effective in significantly reducing the levels of fatigue in multiple sclerosis patients. Amarin has licensed world wide rights to MCT-125 to Multicell in return for a series of development based milestones and a royalty on net sales. Multicell renamed LAX-202 as MCT-125.

Amarin’s Marketing Partners

Miraxion for Huntington’s disease has been partnered in the major EU markets. Our marketing partners are identified in the development pipeline table as above. Our EU partnering agreements take the form of a license and distribution agreement. This provides for the grant of a license to market, distribute and sell products in the partner’s territory in the pharmaceutical field of Huntington’s disease and certain smaller CNS indications utilizing certain of our intellectual property for a period of 10 years from signing or, if later, until the expiration of patent or orphan drug protection for the product. The grant of such license is in return for the commercial partner paying to Amarin Neuroscience (i) fixed milestone payments; and/or (ii) an exclusive supply arrangement; and/or (iii) a royalty on net sales made by the commercial partner.

Additionally, we are party to a license agreement dated July 21, 2003 with a marketing partner in Japan to develop, use, offer to sell, sell and distribute products in Japan utilizing certain of our intellectual property in the pharmaceutical fields of Huntington’s disease, depression, schizophrenia, dementia and certain smaller indications (by patient population) including the ataxias, for a period of 10 years from the date of first commercial sale or, if later, until patent protection expires.

In December 2005 Amarin Neuroscience entered into a worldwide exclusive license with Multicell Technologies, Inc. (“Multicell”) pursuant to which Amarin Neuroscience licensed the worldwide rights for MCT-125 to Multicell in return for a series of development based milestones and a royalty on net sales. Multicell is obliged to use good faith reasonable efforts to develop and commercialize MCT-125.

Amarin’s short-term objectives

•	To file an NDA for Miraxion in Huntington’s disease in the first half of 2007;

•	To obtain a U.S. and EU partner on depressive disorders in 2006; and

•	To commence additional clinical programs for another indication from internal pipeline or in-licensing/acquisition in 2006.

The Financial Year

Our consolidated revenues in 2005 were derived from the licensing of exclusive, worldwide rights to LAX-202 for the treatment of fatigue in patients suffering from multiple sclerosis (MS).

Broken down by geographic markets, for the year ended December 31, 2005 all revenues originated in the United Kingdom. Our consolidated revenues in 2004 were derived from two principal sources relating to discontinued activities. For the year ended December 31, 2004, sales of our products through our former sales and marketing operations accounted for approximately 91% of total revenues and royalties on third party product sales accounted for approximately 9% of total revenues. No revenues were generated from licensing, development or contract manufacturing fees.

Our consolidated revenues in 2003 were derived from four principal sources, all discontinued as at 31 December 2005. For the year ended December 31, 2003, sales of our products through our own sales and marketing operations accounted for approximately 36% of total revenues; licensing and development fees accounted for approximately 24% of total revenues; contract manufacturing fees accounted for approximately 20% of total revenues; and royalties on third party product sales accounted for approximately 20% of total revenues. Although some of the products marketed in the US showed seasonal market trends, our consolidated group did not experience any material revenue seasonality. Broken down by geographic markets, for the year ended December 31, 2003 approximately 36% of total consolidated revenues were generated in the US, representing sales of our pharmaceutical products; approximately 1% of total consolidated revenues were generated in the UK, representing our royalty income; and approximately 63% of total consolidated revenues were generated in the European market, representing our drug delivery and contract manufacture business.

During 2003 and 2004, all of our revenue-producing products and services were divested. At present all of our products are in the development stage and we therefore have no products that can be marketed.

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

Government Regulation

Any product development activities relative to Miraxion or products that we may develop or acquire in the future will be subject to extensive regulation by various government authorities, including the FDA and comparable regulatory authorities in other countries, which regulate the design, research, clinical and non-clinical development, testing, manufacturing, storage, distribution, import, export, labeling, advertising and marketing of pharmaceutical products and devices. Generally, before a new drug can be sold, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific to each regulatory authority, submitted for review and approved by the regulatory authority. The data are generated in two distinct development stages: pre-clinical and clinical. For new chemical entities, the pre-clinical development stage generally involves synthesizing the active component, developing the formulation and determining the manufacturing process, as well as carrying out non-human toxicology, pharmacology and drug metabolism studies which support subsequent clinical testing. Good laboratory practice requirements must be followed in order for the resulting data to be considered valid and reliable. For established molecules this stage can be limited to formulation and manufacturing process development and in vitro studies to support subsequent clinical evaluation.

The clinical stage of development can generally be divided into phase I, phase II and phase III clinical trials. In phase I, generally, a small number of healthy human volunteers are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these studies is to assess the metabolism, pharmacologic action, side effect tolerability and safety of the drug. Studies in volunteers are also undertaken to begin assessing the pharmacokinetics of the drug (e.g. the way in which the body deals with the compound from absorption, to distribution in tissues, to elimination).

Phase II trials typically involve studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected. Phase III trials generally involve large numbers of patients from a number of different sites, which may be in one country or in several different countries or continents. Such trials are designed to provide the pivotal data necessary to establish the effectiveness of the product for its intended use, and its safety in use, and typically include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

Prior to the start of human clinical studies of a new drug in the United States or, generally, for submission in support of a US marketing application, an investigational new drug application, or IND, is filed with the FDA. Similar notifications are required in other countries. The amount of data that must be supplied in the IND application depends on the phase of the study. Earlier investigations, such as phase I studies, typically require less data than the larger and longer-term studies in phase III. A clinical plan must be submitted to the FDA prior to commencement of a clinical trial. In general, studies may begin in the US without specific approval by the FDA 30-days after submission of the IND. However, the FDA may prevent studies from moving forward, and may suspend or terminate studies once initiated. Regular reporting of study progress and adverse experiences is required. During the testing phases, meetings can be held with the FDA to discuss progress and future requirements for the NDA. Studies are also subject to review by independent institutional review boards responsible for overseeing studies at particular sites and protecting human research study subjects. An independent institutional review board may prevent a study from beginning or suspend or terminate a study once initiated. Studies must also be conducted and monitored in accordance with good clinical practice and other requirements.

Following the completion of clinical trials, the data must be thoroughly analyzed to determine if the clinical trials successfully demonstrate safety and efficacy. If they do, is the data can be filed with the FDA in an NDA along with proposed labeling for the product and information about the manufacturing and testing processes and facilities that will be used to ensure product quality. In the US, FDA approval of an NDA must be obtained before marketing a developed product. The NDA must contain proof of safety, purity, potency and efficacy, which entails extensive pre-clinical and clinical testing.

Although the type of testing and studies required by the FDA do not differ significantly from those of other countries, the amount of detail required by the FDA can be more extensive. In addition, it is likely that the FDA will re-analyze the clinical data, which could result in extensive discussions between us and the licensing authority during the review process. The processing of applications by the FDA is extensive and time consuming and may take several years to complete. The FDA’s goal generally is to review and make a recommendation for approval of a new drug within ten months, and of a new “priority” drug within six months, although final FDA action on the NDA can take substantially longer, may entail requests for new data and/or data analysis, and may involve review and recommendations by an independent FDA advisory committee. The FDA may conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with current good manufacturing practice requirements, and may also audit data from clinical and pre-clinical trials.

There is no assurance that the FDA will act favorably or quickly in making such reviews and significant difficulties or costs may be encountered by a company in its efforts to obtain FDA approvals. The FDA may also require post-marketing testing and surveillance to monitor the effects of approved products or it may place conditions on approvals including potential requirements or risk management plans that could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing.

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

Prescription drug advertising and promotion is subject to federal, state and foreign regulations. In the US, the FDA regulates all company and prescription drug product promotion, including direct-to-consumer advertising. Promotional materials for prescription drug products must be submitted to the FDA in conjunction with their first use. Use of volatile materials may lead to FDA enforcement actions. Any distribution of prescription drug products and pharmaceutical samples must comply with the US Prescription Drug Marketing Act, or the PDMA, a part of the US Federal Food, Drug, and Cosmetic Act.

In the US, once a product is approved its manufacture is subject to comprehensive and continuing regulation by the FDA. The FDA regulations require that products be manufactured in specific approved facilities and in accordance with current good manufacturing practices, and NDA holders must list their products and register their manufacturing establishments with the FDA. These regulations also impose certain organizational, procedural and documentation requirements with respect to manufacturing and quality assurance activities. NDA holders using contract manufacturers, laboratories or packagers are responsible for the selection and monitoring of qualified firms. These firms are subject to inspections by the FDA at any time, and the discovery of violative conditions could result in enforcement actions that interrupt the operation if any such facilities or the ability to distribute products manufactured, processed or tested by them.

The distribution of pharmaceutical products is subject to additional requirements under the PDMA and equivalent laws and regulations in other jurisdictions. For instance, states are permitted to require registration of distributors who provide products within their state despite having no place of business within the state. The PDMA also imposes extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

Manufacturing, sales, promotion, and other activities following product approval are also subject to regulation by numerous regulatory authorities in addition to the FDA, including, in the US, the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, and state and local governments. Sales, marketing and scientific/educational programs must also comply with the US Medicare-Medicaid Anti-Fraud and Abuse Act and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the US Omnibus Budget Reconciliation Act of 1990. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. The handling of any controlled substances must comply with the US Controlled Substances Act and Controlled Substances Import and Export Act. Products must meet applicable child-resistant packaging requirements under the US Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities are also potentially subject to federal and state consumer protection and unfair competition laws.

The failure to comply with regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, or refusal to allow a firm to enter into supply contracts, including government contracts. In addition, even if a firm complies with FDA and other requirements, new information regarding the safety or effectiveness of a product could lead the FDA to modify or withdraw a product approval. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

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

Manufacturing and Supply

Amarin Neuroscience Limited is currently responsible for the supply of the clinical supplies of Miraxion, through its sub-contractors, and will be responsible for the commercial manufacturing and supply of Miraxion should the FDA approve this compound. All supplies of the bulk compound (ethyl-eicosapentaenoate (ethyl-EPA”)) which constitutes the only pharmaceutically active ingredient of Miraxion are currently purchased exclusively from Nisshin Pharma, Inc., a currently qualified manufacturer, pursuant to a supply agreement whereby the supply is at a fixed price. The main raw material that constitutes Ethyl- EPA is a naturally occurring substance which is sourced from marine life. The manufacturing processes that are applied by Nisshin to such raw material are proprietary to Nisshin and produce a pharmaceutical grade compound at a level of purity of at least 95%. We are aware that certain other manufacturers have the ability to produce Ethyl-EPA to a similar pharmaceutical standard and level of purity. Once approved, use of bulk compound produced by a different manufacturer than that specified and qualified in the NDA may require extensive additional testing and supplemental approval by the FDA.

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

Our strategy is to file patent applications where we think it is appropriate to protect and preserve the proprietary technology and inventions considered significant to our business. Currently, Amarin has applied for 321 patents worldwide and has 115 issued patents covering various of our compounds and their uses. These include use patents issued for the method of treating a number of CNS and cardiovascular disorders with Ethyl-EPA and composition of matter patents relating to potential second generation technology platforms. We will also rely upon trade secrets and know-how to retain our competitive position. We will file patent applications either on a country-by-country basis or by using the European or international patent cooperation treaty systems. The existence of a patent in a country may provide competitive advantages to us when seeking licensees in that country. In general, patents granted in most European countries have a twenty-year term, although in certain circumstances the term can be extended by supplementary protection certificates. We may be dependent in some cases upon third party licensors to pursue filing, prosecution and maintenance of patent rights or applications owned or controlled by those parties.

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

Following the sale of Gacell Holdings AB and its wholly owned subsidiary Amarin Development AB on October 28, 2003, the sale of API on February 25, 2004 and the acquisition of Laxdale Limited on October 8, 2004, all of our commercial activities are carried out through Amarin Corporation plc and our subsidiaries Amarin Neuroscience Limited (formerly known as Laxdale Limited), and Amarin Pharmaceuticals Ireland Limited.

Details of all of our significant subsidiaries are summarized below:

		Proportion of
	Country of Incorporation	Ownership Interest and
Subsidiary Name	or Registration	Voting Power Held

Amarin Neuroscience Limited	Scotland	100%
Amarin Pharmaceuticals Company Limited	England and Wales	100%
Amarin Pharmaceuticals Ireland Limited	Ireland	100%

D.	Property, Plant and Equipment

The following table lists the location, use and ownership interest of our principal properties as of March 31, 2006:

			Size
Location	Use	Ownership	(sq. ft.)

Ely, Cambridgeshire, England
Ground Floor	Offices	Leased and sub-let	7,135
First Floor	Offices	Leased and sub-let	2,800
Godmanchester, Cambridgeshire, England	Offices	Leased and sub-let	7,000
London, England	Offices	Leased	2,830
Stirling, Scotland	Offices	Leased	7,544
Dublin, Ireland	Offices	Leased	1,130

We vacated the premises in Ely, Cambridgeshire in July 2001 and have sub-let the lease for this space. We have sub-let the lease in Godmanchester to Phytopharm plc who occupy the premises on a “held over” basis under the terms of a lease, the term of which expired in January 2002.

On April 27, 2001, we signed a lease covering 2,830 square feet of office space located at 7 Curzon Street, London, Mayfair, W1J 5HG, England, to serve as our corporate head office. This lease expires in March 2010.

We occupy office space of approximately 1,130 square feet at 50 Pembroke Road, Ballsbridge, Dublin 4, Ireland. The draft lease, awaiting signature, expires in June 2007.

On June 1, 1998, Laxdale signed a lease covering 7,544 square feet of office space located at Units 1 and 3, Laurelhill Park, King’s Park, Stirling, Scotland. The lease term expires in April, 2013 although there is a break clause which permits Laxdale to terminate the lease in January, 2007 without compensation payable for early termination for the lease should it so wish. Following the decision to relocate our research and development function from Stirling to Oxfordshire and to close our research facility in Stirling, Scotland we gave nine months’ written notice to the landlords of the Stirling premises and this lease will therefore terminate as at December 31, 2006.

We believe that our facilities are sufficient to meet our current and immediate future requirements. We have no manufacturing capacity at any of the above properties.

Item 4A	Unresolved Staff Comments

Not Applicable

Item 5	Operating and Financial Review and Prospects

A.	Operating Results

The following discussion of operating results should be read in conjunction with our selected financial information set forth in Item 3 “Key Information — Selected Financial Data” and our consolidated financial statements and notes thereto beginning on page F-1 of this annual report.

Comparison of Fiscal Years Ended December 31, 2005 and December 31, 2004

Overview

While 2004 was a year of transformation for Amarin — with the sale of our US business, the settlement of all outstanding obligations to Elan and the acquisition of Laxdale — 2005 was a year of consolidation. The Company achieved its critical objectives of advancing its development pipeline and securing adequate funding to bring Miraxion through its two phase III trials in Huntington’s disease.

Key Highlights

•	Equity Financing — gross proceeds raised of $46.3 million during the nine-month period ending January 31, 2006, including directors and officers of Amarin investing approximately $7.0 million;

•	SPA for Huntington’s disease — agreement reached with the US Food and Drug Administration (FDA) in September under the Special Protocol Assessment (SPA) procedure for the design of the phase III clinical trials in Huntington’s disease (“HD”) with Miraxion; an SPA is a process under which the FDA provides evaluation and guidance on clinical trial protocols;

•	Miraxion in HD — patient enrolment commenced for the Phase III clinical trials of Miraxion in HD in the US in September and in the EU in December;

•	Miraxion in depressive disorders — positive data analysis announced from the phase II program with Miraxion in depressive disorders in January and March; Amarin is currently making good progress in discussions with several potential development and marketing partners for the US and EU markets;

•	Neuroprotective Effects of Miraxion — Miraxion demonstrated in preclinical models effects that may protect the brain from inflammation (which is often associated with a number of neurodegenerative diseases, including Alzheimer’s, Parkinson’s, and HD) and showed a decrease in the age-related learning and memory decline accompanied by the inflammatory changes associated with neurodegenerative diseases; the full results of the preclinical studies were presented in November at the 35th Annual Society for Neuroscience meeting;

•	Miraxion in Parkinson’s disease — Miraxion demonstrated as having potential neuroprotective effects and the ability to modulate cellular function in cell lines and preclinical models of Parkinson’s disease;

•	Outlicensing of LAX-202 — exclusive worldwide rights of LAX-202 licensed for the treatment of fatigue in patients suffering from multiple sclerosis (MS) to Multicell Technologies Inc. (“Multicell”) in December for an initial access fee, future development milestones and sales royalties; Multicell will rename LAX-202 to MCT-125, and will further evaluate MCT-125 in a pivotal Phase IIb/III clinical trial which is expected to begin during 2006;

•	Management Appointments — four senior management and board appointments made in the last 9 months, further strengthened the Amarin management team; Dr. Anthony Clarke as Vice President of Clinical Development; Dr. Prem Lachman and Dr. John Climax as non-executive director; and Tom Maher as General Counsel and Company Secretary with effect from February 2006; and

•	For the year ended December 31, 2005, Amarin reported a net loss of $18.7 million or 40 cents per ADS, compared with net income of $4.7 million or 21 cents per ADS for the year ended December 31, 2004. The results for the year ended December 31, 2005 entirely represent continuing activities. The results for the year ended December 31, 2004 represent both continuing and discontinued activities.

Continuing Operations

For the year ended December 31, 2005, the operating loss was $18.9 million, compared with an operating loss of $9.9 million from continuing activities for the same period in 2004. The increase is primarily due to the inclusion of Amarin Neuroscience’s operating expenses of $6.8 million ($5.9 million of which relates to research and development, including the costs of conducting Miraxion’s phase III trials in HD) in the nine month period to

September 30, 2005. Amarin Neuroscience was acquired in October 2004 so the first three quarters expenses are not included in the 2004 comparative figures.

During 2005, we commenced US and EU Phase III trials for Miraxion in HD. These trials will continue through 2006 and we expect this expense to account for a significant portion of our total expenditure in 2006.

The results for the comparative year ended December 31, 2004 for continuing activities represent Amarin’s head office operating expenses, including the cost of business and corporate development activities and Amarin Neuroscience’s results for the period from October 9, 2004 to December 31, 2004.

Revenue

We had no marketable products during 2005, all of the Company’s marketable products having been divested as part of the sale of our US business in February 2004. In 2005, Amarin licensed the exclusive, worldwide rights to LAX-202 for the treatment of fatigue in patients suffering from multiple sclerosis and received an initial access fee of $0.5 million. Revenues in 2004 and 2003 entirely relate to our two divested businesses, API and ADAB, and have been classified as discontinued activities.

At December 2005, our business consisted of corporate offices in London, a subsidiary in Dublin, Ireland and a neuroscience research and development subsidiary based in Stirling, Scotland (shortly to be relocated to Oxfordshire in England). In 2006, Amarin should continue to receive milestone payments from the Multicell agreement. In 2006, Amarin’s only additional revenue from its existing activities, if any, will be from earning up front license fees from partnering its development pipeline, such as a license of Miraxion for depression.

Operating Expenses

Total operating expenses for the continuing business were $19.4 million compared to $9.9 million in 2004 and $6.2 million in 2003, an increase of approximately 95.96% and 59.68% respectively.

Research and Development.  Research and development expenses consist primarily of external clinical trial costs and salaries and benefits of research and development personnel. Research and development expenses were $8.3 million compared to $1.0 million in 2004. The increase was primarily due to the inclusion of Laxdale’s expenses for the full year to December 31, 2005 compared to only for the post-acquisition period from October 9, 2004 to December 31, 2004 in the comparative period. In addition, we commenced two phase III trials with Miraxion in Huntington’s disease, the US trial in September 2005 and the EU trial in December 2005.

Selling, General and Administrative.  Selling, general and administrative expenses consist primarily of salaries and benefits earned by selling, general and administrative personnel, personnel-related overhead allocation, professional fees and facility costs. Selling, general and administrative expenses were $9.8 million in 2005 compared to $7.5 million in 2004. The increase was primarily due to increased intellectual property, additional staff costs and facility costs of vacant property.

Restructuring Charge

During 2005, we recorded restructuring charges to align our business for maximum efficiency. Our restructuring plan, once completed, will result in a reduction in headcount and the relocation of research and development function to Oxfordshire in England. In determining the charges to record, we made certain estimates and judgments surrounding the amounts ultimately to be paid for the actions we have taken or are committed to take. At December 31, 2005, there were various accruals recorded for the costs to terminate employees’ contracts and exit certain facilities and lease obligations, which may be adjusted periodically for either resolution of certain contractual commitments or changes in estimates.

Amortization

Amortization attributable to continuing operations relates to Miraxion and is included in selling, general and administrative expenses. During November 2000, Amarin acquired limited rights to Miraxion as a licensee. On the date of acquiring Laxdale, the intangible fixed asset had a net book value of approximately $3.6 million. The

Laxdale acquisition gave rise to the recognition of a further intangible fixed asset, representing intellectual property rights, relating to Miraxion (formerly known as Lax-101) and other intellectual property valued at $6.9 million. At the time of the Laxdale acquisition the useful economic life remaining for the November 2000 intangible fixed asset and the intangible acquired on purchase of Laxdale was determined as 15.5 years, representing the time to patent expiry.

Foreign exchange

Amarin holds cash in pounds sterling, US dollars and Euro. In 2005, continuing operations incurred a loss of $0.8 million arising from holding pounds sterling as the US dollar strengthened. Offsetting this loss was a $0.9 million gain arising on the translation into US dollars of the operating results of our research and development subsidiary, Laxdale, whose functional currency is pounds sterling.

Discontinued Operations

There were no discontinued activities in 2005. For the year ended December 31, 2004, the Company earned an operating loss of $1.2 million on discontinued activities. The operating loss from discontinued activities for 2004 reflects:

•	the results of Amarin’s former U.S. operations that were sold to Valeant in February 2004 as described above;

•	the research and development costs incurred by Amarin in 2004 relating to the completion of safety studies on Zelapar (the rights to which are owned by Valeant). Following the sale of the majority of Amarin’s U.S. operations to Valeant in the first quarter of 2004, Amarin remained responsible for the cost undertaking safety studies on Zelapar and was liable for up to $2.5 million of development costs. That obligation has been fulfilled and Amarin will not incur any more costs relating to the development of Zelapar; and

•	the settlement of an outstanding dispute with Valeant. In September 2004, Amarin reached agreement with Valeant to settle a dispute following the disposal of our US operations and certain product rights. It was agreed that a $3 million payment (which was contingent upon completion of the Zelapar safety studies) would be reduced to $2 million and paid to Amarin, unconditionally on November 30, 2004 of which $1 million was paid to Elan. Amarin also agreed to waive rights to future milestone payments from Valeant of $3,000,000 (due on successful completion of Zelapar safety studies) and $5,000,000 (due on approval by the US Food and Drug Administration).

In addition, three exceptional items relating to discontinued activities arose in 2004 as follows:

•	an exceptional loss of $3.1 million on disposal of the majority of the U.S. operations and certain products to Valeant;

•	an exceptional gain of $0.75 million, representing receipt of the final installments of the sale proceeds from the disposal of Amarin’s Swedish drug delivery business to Watson in October 2003; and

•	an exceptional gain of $24.6 million on the settlement of debt obligations to Elan.

Revenue

Discontinued Revenues in 2004 were $1.0 million arising from API being included from January 1 to February 25 2004, being the date of its disposal. In 2004, all of our revenue was attributable to discontinued operations.

Gross Margin

The gross margin for 2004 from discontinued business was a profit of $0.9 million from revenues derived from API for the period January 1 to February 25 2004, its disposal date. The Company is now focused on research and development and has divested itself of all its revenue generating products.

Operating Expenses

In 2004, expenses for discontinued operations included selling, general and administrative expenses of $1.6 million which were costs that originated at API prior to its divesture, research and development expenses of $2.5 million representing our obligations to fund Zelapar safety studies as part of the disposal of API to Valeant, and $2 million of other income associated with the settlement of our dispute with Valeant. The $2.5 million in 2004 reflects the costs incurred by Amarin on Zelapar as explained above.

Amortization

Amortization of Permax and the Primary Care Portfolio is included in selling, general and administrative expenses. Amortization expenditure was $nil in 2004, as both Permax and the Primary Care Portfolio were impaired down to their net realized values, at 31 December 2003, using the disposal proceeds values arising from the 25 February 2004 disposal to Valeant.

Interest and Similar Income and Interest and Similar Expense

Net interest expense for 2005 was $0.5 million compared to net interest income of $0.22 million for 2004. The 2005 net income comprises interest and similar income of $0.4 million compared to $0.55 million in 2004 which was earned from cash balances held on deposit and on the loan made to Laxdale prior to its acquisition, and interest expense and similar charges of $0.89 million compared to $0.33 million in 2004. The interest expense arises on the loan from Elan (which was subsequently assigned to Mr. Thomas Lynch), as explained in more detail below in “— Liquidity and Capital Resources.” Net interest expense is a loss in 2005 of $0.5 million primarily due to holding cash balances in Sterling. A significant portion of our expenditure is denominated in Sterling and we thus hold some cash in Sterling to meet the cash flow requirements. However the dollar strengthened against Sterling in the year, leaving a book loss of $0.8 million.

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

Comparison of Fiscal Years Ended December 31, 2004 and December 31, 2003

Overview

In 2004, we saw significant change to the business with the sale of our US sales and marketing operations, the settlement of outstanding debt obligations and the acquisition of Laxdale, our former research partner. In addition, a private placement of equity was competed raising $12.775 million. In 2003 we saw strong competition to Permax, our leading product at the time, from both other dopamine agonists and generic competition that entered the market in December 2002. In addition, as disclosed in our annual report on Form 20-F for the year ended December 31, 2002, we ended 2002 with high wholesaler inventory levels for all of our US products and experienced low revenues during 2003 as in-market inventory levels at the end of 2003 declined. These factors resulted in significant losses in 2003 and significant net cash outflow.

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

Continuing Operations

Revenue

After the disposals of ADAB and API, our remaining business comprised a corporate head office and US rights to Miraxion for Huntington’s disease, which was then owned by Laxdale Limited. Accordingly, our continuing operations did not generate any revenues in 2004 or 2003.

Operating Expenses

Total operating expenses for the continuing business were $9.9 million in 2004 compared to $6.2 million in 2003, an increase of 60%, and comprised selling, general and administrative expenses of $7,456,000 in 2004 ($5,624,000 in 2003), research and development expenses of $981,000 in 2004 (nil in 2003), a once-off non-recurring payment of $891,000 in 2004 (nil in 2003) and amortization of product rights of $599,000 in 2004 ($576,000 in 2003).

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

Discontinued Operations

Revenue

As explained above, discontinued operations include the results of API up to February 25, 2004 and of ADAB for the period through to its sale on October 28, 2003.

Discontinued Revenues in 2004 were $1.0 million compared with $7.4 million for 2003, a decline of $6.4 million or 86%.

Revenues for 2004 were impacted by a number of factors in addition to underlying trading changes. The key factors were the inclusion of API through February 25, 2004 compared to the full year 2003.

For 2003, Permax net revenues were negative $2.4 million because of the return charges caused by the return of unsold products by wholesalers, and net revenues prior to these charges were $6.6 million. This compares to $41.3 million of Permax revenues in 2002. At the end of 2002, wholesale customers held significant inventories of Permax and with the decline in demand due to competition did not require us to make further sales throughout 2003. In-market inventory levels at the end of 2003 remained high in number of month’s forward coverage due to the reduction in monthly in-market demand.

In 2003, the primary care product portfolio and the Phrenilin family of products generated revenue of $5.0 million and $2.1 million respectively.

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

In 2003, 54% of our revenue was attributable to one customer, and the next four largest customers accounted for an additional 36% of our revenue.

The gross margin for 2004 from discontinued business was a profit of $0.9 million compared to a loss of $4.5 million for 2003. The 2004 profit was a result of the operation of the US business — API — up to the date of its disposal, February 25, 2004. The 2003 loss was a result of the charges against revenue explained above plus the charges for inventory provisions of $5.3 million relating to Permax and Primary Care in-house inventory that was projected to expire prior to its sale, offsetting these charges are $0.6 million reduction in Permax royalty payments relating to the exceptional reductions in revenues.

Operating Expenses

Included in the 2004 selling, general and administrative expenses attributable to discontinued operations were research and development expenses incurred by Amarin on behalf of Valeant of $2.5 million, income of $2 million on settling the outstanding dispute with Valeant and the results of the US business up to the date of disposal, February 25, 2004. Included in the 2003 selling, general and administrative expenses attributable to discontinued operations were impairment charges of $10.1 million relating to the write down of the intangible assets of Permax ($9.4 million) and the primary care portfolio ($0.7 million). The 2003 impairment charges were made to reflect the actual net realizable value under the Valeant sale post year-end.

Included in total operating expenses for 2003 was $0.1 million in royalties and distribution fees to Elan for sales of Permax.

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

Our capital requirements relate primarily to clinical trials, employee infrastructure and working capital requirements. Historically, we have funded our cash requirements primarily through the public and private sales of equity securities. At December 31, 2005 we had approximately $33.9 million in cash representing an increase of $22.9 million from December 31, 2004. Based upon management forecasts, we have sufficient cash to fund our operations into the fourth quarter of 2007.

Over the three years ended December 31, 2005, we have received $69.5 million in cash from the issuance of shares (net of expenses) and $11.9 million in loans, the loans having been provided by Elan, a related party until October 2004. We have made loan repayments of $35.7 million during this three-year period. These repayments related to loans received during the three years ended December 31, 2004 and in earlier periods. During 2004, we settled and re-financed the Company’s remaining debt. At December 31, 2004 we had approximately $11.0 million in cash and $2.0 million in debt with a cash maturity in 2009; this was redeemed for equity simultaneous with the May 2005 registered offering.

Cash

As of December 31, 2005, we had approximately $33.9 million in cash compared with $11.0 million as of December 31, 2004. This cash has been invested primarily in US dollar and sterling pound denominated money market and checking accounts with financial institutions in the UK having a high credit standing.

Cash flows expended on continuing operations were $18.1 million for the year ended December 31, 2005 as compared with $11.1 million for the year ended December 31, 2004 and $5.0 million for the year ended December 31, 2003. Cash flows generated on discontinued operations were $1.0 million for the year ended December 31, 2004 as compared with cash flows expended on these discontinued activities of $10.1 million for the year ended December 31, 2003.

The operating cash flows expended on continuing and discontinued operations reflect funding of the operating loss of $18.9 million adjusted for non-cash depreciation and amortization ($0.8 million), and no net movement in working capital. In 2004, the operating cash flows expended on continuing and discontinued operations reflect funding of the operating loss of $11.1 million adjusted for non-cash depreciation and amortization ($0.8 million), and a net inflow on working capital of $0.2 million.

Cash flows expended on investing activities were $0.1 million in 2005 as compared to $28.5 million generated in 2004. Our investing activities related to the purchase of fixed assets. Our principal investing activities in 2004 related to the acquisition of Zelapar $7.9 million outflow and subsequent disposal to Valeant as part of API, as described above. The intangible assets included within the API disposal generated cashflows of $36.4 million. Our principal investing activities in 2003 related to the purchase of the remaining US rights to Permax from Elan for which $16.1 million was paid in 2003 and $10.9 million in 2002.

In 2005, cash of $1.3 million was expended on the professional fees and other costs associated with the financings. In 2004, cash of $0.8 million was expended on the professional fees and other costs associated with the acquisition of Amarin Neuroscience Limited, together with the assumption of $2.7 million in overdrafts and loans $1.8 million of cash was eliminated from the Company upon the disposal of API. Cash of $1.6 million was received for the disposal of shares in API offset by cash outflows of $11.8 million associated with the API disposal. Such outflows included $9.3 million in inventory management fees, legal and transaction fees of $2.3 million and $0.2 million in rental payments in respect of the premises formerly occupied by API in Mill Valley, California. In 2004, cash of $0.8 million was received relating to the remaining escrow proceeds of the 2003 disposal of ADAB.

In 2003 $13.4 million (net of expenses) was received from the sale of Amarin Development AB and the purchaser additionally assumed a $0.3 million overdraft.

Cash inflows from financing activity in 2005 were $41.2 million compared to cash inflows from financing activities in 2004 and 2003 of $5.5 million and $1.4 million respectively. Net cash provided by financing activities in 2005 comprised two financings yielding $42.5 million offset by issuance costs of $1.3 million. Net cash provided by financings in 2004 comprised a private placement of ordinary shares ($12.775 million) offset by issuance costs of $953,000.

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

As described in Item 4 “Information on the Company — History and Development of the Company”, in December 2005, Amarin entered into definitive purchase agreements for a private equity placement, consisting of ordinary shares and warrants, resulting in gross proceeds of $26.4 million. In accordance with the terms of the financing, Amarin sold approximately 26.1 million ordinary shares at $1.01 per share and issued warrants to purchase approximately 9.1 million ADSs at an exercise price of $1.43 per share. The net proceeds of this private placement (taking into account professional advisers’ fees associated with filing the related registration agreement, cash fees of our placement agent and government stamp duty but not our travel, printing or other expenses) were approximately $23.9 million.

As described in Item 4 “Information on the Company — History and Development of the Company,” we accepted subscriptions of $17.8 million from institutional and other accredited investors, including certain directors and executive officers of Amarin, for 13.7 million American Depository Shares in a registered direct offering at a purchase price of $1.30 per share. The net proceeds of our May registered offering (taking into account professional advisers’ fees associated with filing the related registration agreement, cash fees of our placement agent and government stamp duty but not our travel, printing or other expenses) were approximately $16.5 million. On closing of this transaction, AIHL redeemed the remaining $2 million in principal amount of its 8% loan notes issued by Amarin and used the proceeds of the redemption together with a further $250,000 to subscribe for shares in this offering.

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

At December 31, 2005 Amarin had no debt. At December 31, 2004, Amarin had total debt of $2.0 million with a cash maturity in 2009. This is reduced from debt of $35.4 million due on demand at December 31, 2003. The $35.4 million of debt was settled in the first quarter as referred to above, following the sale of Amarin’s U.S. operations in the first quarter of 2004. On September  29, 2004, Amarin Investment Holding Limited (“AIHL”) an entity controlled by Amarin’s non-executive chairman, Mr. Thomas Lynch, signed an agreement with Elan to acquire its remaining debt and equity interests in Amarin, including the remaining $5 million of loan notes owed by Amarin to Elan. On October 7, AIHL agreed to redeem $3 million of the $5 million of loan notes for 2,717,391 ordinary shares with an option to redeem the remaining $2 million at the offering price of any future equity financing. In May 2005, AIHL exercised this option in full.

All treasury activity is managed by the corporate finance group. Cash balances are invested in short-term money market deposits, either dollar or sterling. No formal hedging activities are undertaken although cash balances are maintained in currencies that match our financial obligations and forecast cashflows.

At December 31, 2005 and 2004 we had cash balances of $33.9 million and $11.0 million respectively. We intend to fund our operating expenses from existing cash balances including the cost of the ongoing phase III trials for Miraxion in Huntington’s disease. We forecast having sufficient cash to fund operations into the fourth quarter of 2007. These forward-looking statements involve risks and uncertainties, and actual results could vary.

C.	Research and Development

Following the acquisition of Laxdale Limited on October 8, 2004, Amarin has an in-house research and development capability and expertise, supplemented by retained external consultants. Prior to their disposals, as discussed above, Amarin undertook research and development activities through ADAB and API. Costs classified as research and development are written off as incurred, as are patent costs. Such costs include external trial costs, clinical research organization costs, staff costs, professional and contractor fees, materials and external services. Details of amounts charged in the three years ended December 31, 2005, are disclosed above. Specifically, we incurred $8.3 million in 2005. In 2004, we incurred costs of $2.5 million (2003: $5.4 million) representing expenses related to API and ADAB. Following the acquisition of Laxdale our expenditure will be increasingly focused on proprietary research and development, as we pursue our goal of becoming a leader in the research, development and commercialization of novel drugs for CNS disorders. In addition, we commenced two phase III trials with Miraxion in Huntington’s disease in late 2005 and have engaged external clinical research organizations and consultants to assist us, as detailed below in part F. This will result in our research and development expenditure increasing significantly in 2006 when compared to the levels incurred in prior years.

Under US GAAP, in 2004, Amarin incurred an in process research and development charge of $48,235,000 representing the write off of the Miraxion intangible asset that arises on the acquisition of Laxdale (See our financial pages beginning on page F-1, Note 42, 2J).

The acquisition of Laxdale provided Amarin with three significant in-process R&D projects:

•	The full rights to Miraxion for Huntington’s Disease (“HD”) in the United States over and above the rights as licensee in the United States already possessed by Amarin prior to the acquisition. As noted above in “Item 4A History and Development of the Company — Laxdale Acquisition”, prior to the acquisition, Amarin had an exclusive licence from Laxdale for the US rights to Miraxion for HD, subject to a 40-45% royalty payable by Amarin to Laxdale (i.e., the acquisition eliminated a 40-45% royalty on US sales of Miraxion for HD previously payable by Amarin to Laxdale);

•	The rights to Miraxion for HD in the European Union; and

•	The rights to Miraxion for depression in the European Union and the United States.

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

D.	Trend Information

In 2004, we changed our business model; therefore any trend analysis would be meaningless. We refer users to Items 4.B “Business Overview”, 5.A “Operating Results” and 5.B Liquidity and Capital Resources.

E.	Off Balance Sheet Transactions

Although there are no disclosable off balance sheet transactions, there have been transactions involving contingent milestones — see “Note 40 — Related Party Transactions” in the financial statements.

F.	Contractual Obligations

The following table summarizes our payment obligations as of December 31, 2005. The operating lease obligations primarily represent rent payable on properties leased by the Company. Some of the properties leased by the Company have been sub-let and generate rental income.

	Payments Due by Period in $000’s
		Less than	1-2	2-3	3-4	4-5
	Total	1 Year	Years	Years	Years	Years	Thereafter

Long term debt	25	11	14	—	—	—	—
Capital/finance lease	—	—	—	—	—	—	—
Operating lease	4,008	840	596	596	596	408	972
Purchase obligations	—	—
Other long term creditors	—	—	—	—	—	—	—

Total	4,033	851	610	596	596	408	972

During 2005, Amarin Corporation plc has opened an office in Dublin; the amount payable for the one year lease is $71,000.

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

During 2005, Amarin engaged various clinical research organizations and consultants to assist in the design, project management and roll-out of the ongoing two phase III trials with Miraxion in Huntington’s disease. We entered into a clinical trial agreement with the University of Rochester on March 18, 2005. Pursuant to this agreement the University is obliged to carry out or to facilitate the carrying out of a clinical trial research study set forth in a research protocol on Miraxion in patients with Huntington’s disease in the U.S. Additionally, we appointed Icon, plc, a clinical research organization to carry out a similar study in the European Union. The cost associated with the clinical trial agreements with the University of Rochester and Icon are estimated as follows:

	Estimated Payments Due by Period in $000’s from 1 January 2006
		Less than	1-2	2-3	3-4	4-5
	Total	1 Year	Years	Years	Years	Years	Thereafter

Clinical research	9,314	7,054	2,260	—	—	—	—

Item 6	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information regarding our officers and directors. A summary of the background and experience of each of these individuals follows the table.

Name	Age	Position

Thomas Lynch	49	Chairman and Non-Executive Director
Richard Stewart	47	Chief Executive Officer and Director
Alan Cooke	35	Chief Financial Officer and Director
John Groom	67	Non-Executive Director
Anthony Russell-Roberts	60	Non-Executive Director
Dr. William Mason	54	Non-Executive Director
Dr. Simon Kukes	49	Non-Executive Director
Dr. Michael Walsh	54	Non-Executive Director
Dr. Prem Lachman	45	Non-Executive Director
Dr. John Climax	53	Non-Executive Director
Tom Maher	39	General Counsel and Company Secretary
Darren Cunningham	33	Executive Vice President, Strategic Development
Dr. Mehar Manku	57	Vice President, Research & Development
Dr. Tony Clarke	50	Vice President, Clinical Development

Mr. Thomas Lynch joined us on January 21, 2000 as Chairman and Non-Executive Director. Mr. Lynch previously worked at Elan Corporation plc. While there, he had a number of roles including Vice Chairman, Executive Vice President, Chief Financial Officer and Director. Prior thereto, Mr. Lynch was a partner in the international accounting firm of KPMG, where he specialized in the provision of international corporate financial services. Mr. Lynch is also a director of IDA Ireland (an Irish governmental agency), Icon plc , Neuronyx Inc, Tripep AB and is a trustee of the Royal Opera House, Covent Garden, London.

Mr. Richard Stewart joined us in November 1998 as our President and Chief Operating Officer and became Chief Executive Officer in 2000. Prior to joining us, Mr. Stewart was responsible for corporate strategy as Corporate Development Director of SkyePharma plc, having previously been their Finance Director. He holds a B.Sc. in business administration from the University of Bath, School of Management. Mr. Stewart joined our board of directors on November 23, 1998.

Mr. Alan Cooke was appointed as Chief Financial Officer and executive director in May 2004. Prior to joining Amarin, Mr. Cooke spent approximately eight years at Elan Corporation, plc, most recently as Vice President, Global Strategic Planning. Prior to Elan, Mr. Cooke worked at KPMG, Dublin for 4 years. He holds a Bachelor of Commerce degree and a Diploma in Professional Accounting from University College, Dublin. Mr. Cooke is a fellow of the Institute of Chartered Accountants (Ireland).

Mr. John Groom joined us as a Non-Executive Director on May 29, 2001. Mr. Groom served as President and Chief Operating Officer of Elan Corporation plc from July 1996 until his retirement in January 2001. Mr. Groom was President, Chief Executive Officer and Director of Athena Neurosciences, Inc. prior to its acquisition by Elan in 1996. Mr. Groom serves on the board of directors of Ligand Pharmaceuticals, Neuronyx Inc. and CV Therapeutics Europe Ltd.

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

Dr. William Mason was appointed as a Non-Executive Director on July 19, 2002. Dr. Mason is an entrepreneur with a strong scientific background in healthcare and life sciences. He received his doctorate in physiology from Trinity College, Cambridge in 1977. For twenty years Dr. Mason led a public and industry-funded program of neuroscience-focused medical research using cellular and molecular genetics, advanced computing and engineering technology for the visualization of chemical events in biological cells and high throughput drug discovery. During this time, Dr. Mason also played an active part as a member of the Advisory Council on Science and Technology in the UK Cabinet Office of HM Government focused on changes to the educational system to effect the development of a more highly qualified scientific and technical manpower base in the UK. He also founded several successful high technology companies. Currently, Dr. Mason is Chairman of Cytomyx plc (AIM: CYX), Camlab Ltd., Ranier Technology Ltd and Team Consulting Ltd, a board director of Sage Healthcare Ltd and Sphere Medical Ltd., and an Advisory Board Member of Cambridge Gateway Fund. He is also a member of the 3i Independent Directors’ Program.

Dr. Simon Kukes was appointed a director on January 1, 2005. Dr. Kukes is an American citizen. Dr. Kukes is the CEO at Samaru Nulta, a Russian oil company, partnering with Amerada Hess, a U.S. based international oil company. He was President and Chief Executive of Tyumen Oil Company (TNK) from 1998 until its merger with British Petroleum (BP) in 2003. He then joined Yukos Oil as chairman. He also served as chief executive of Yukos from 2003 until June 2004. In 1999, he was voted one of the Top 10 Central European Executives by the Wall Street Journal Europe and in 2003 he was named by The Financial Times and PricewaterhouseCoopers as one of the 64 most respected business leaders in the world. He owns approximately 8% of the ordinary shares of Amarin. Dr. Kukes has a primary degree in Chemical Engineering from the Institute for Chemical Technology, Moscow and a PhD in Physical Chemistry from the Academy of Sciences, Moscow and was a Post-Doctoral Fellow of Rice University, Houston, Texas. He is the holder of more than 130 patents and has published more than 60 scientific papers. He is currently a member of the Council of Energy, Marine Transportation and Public Policy at Columbia University in New York.

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

Dr. Prem Lachman was appointed a director on August 4, 2005. Dr. Lachman is a founder and general partner of Maximus Capital, $100 million healthcare investment management company focused on investments in the biotechnology and pharmaceutical industries. Dr. Lachman was formerly a general partner at the Galleon Group from 1998 until 2001 and prior to that was a managing director in the Investment Research Department at Goldman Sachs & Co. Dr. Lachman received his M.D. degree from the Mount Sinai School of Medicine in May 1986.

Dr. John Climax was appointed a non-executive director of Amarin on March  20, 2006. Dr. Climax was a founder of ICON Clinical Research plc, serving as a Director and Chief Executive Officer of ICON and its subsidiaries since June 1990. In November 2002, he was appointed Executive Chairman. Dr. Climax received his primary degree in pharmacy in 1977 from the University of Singapore, his masters in applied pharmacology in 1979 from the University of Wales and his PhD in clinical pharmacology from the National University of Ireland in 1982. Dr. Climax is an adjunct Professor at the Royal College of Surgeons, Dublin and Chairman of the Human Dignity Foundation, a Swiss based charity.

Mr. Tom Maher was appointed General Counsel and Company Secretary in February 2006. Mr. Maher was previously a partner at Matheson Ormsby Prentice solicitors, Dublin. Prior to Matheson Ormsby Prentice, Mr. Maher worked at Elan Corporation Plc., where he held the position of Director and later, Vice President of Legal Affairs. Mr. Maher commenced his legal career at A&L Goodbody Solicitors, Dublin. He holds a law degree from Trinity College Dublin and is an Irish qualified solicitor.

Mr. Darren Cunningham was appointed as our Executive Vice President Strategic Development in September 2002. Prior to joining Amarin, Mr. Cunningham worked for Elan Corporation, plc as manager and then Associate Director of Strategic Planning. Mr. Cunningham is a member of the Institute of Chartered Accountants (Ireland) and trained at Price Waterhouse in Dublin.

Dr. Mehar Manku joined us in October 2004 on the acquisition of Laxdale Limited. He joined Laxdale Limited in May 2001. Prior to this, Dr. Manku was the first Director of Scotia Research Institute in Kentville, Nova Scotia, a research facility focusing on the research of fatty acids in health and disease. Recently, Dr. Manku was appointed Honorary Professor at the University of Hull, U.K. Dr. Manku is Editor-in-Chief and one of the founding Executive Editors of “Prostaglandin, Leukotrienes and Essential Fatty Acids” a well respected, peer review journal in the field of EFA research. He is author of nearly 250 scientific and technical papers.

Dr. Anthony Clarke joined us in August 2005 as Vice President, Clinical Development. Prior to joining Amarin Dr. Clarke held senior international positions in Clinical Research and Regulatory Affairs with SmithKline Beecham, Cardinal Health and Cephalon. He holds a PhD in psychopharmacology, has published extensively in the fields of neuroscience, neurology and psychiatry and is also named as an inventor on several international patents.

There is no family relationship between any director or executive officer and any other director or executive officer.

B.	Compensation

General

Our directors who serve as officers or employees receive no compensation for their service as members of our board of directors. Directors who are not officers or employees receive £25,000 ($45,000) per annum save for the Chairmen of the Audit and Remuneration Committees who receive £40,000 ($72,000) and such options to acquire Ordinary Shares for their service as non-executive members of the board of directors as the Remuneration

Committee of the board of directors may from time to time determine. Thomas Lynch has to date waived all of his rights with respect to option grants to non-executive directors that were proposed during his tenure as a director.

For the year ended December 31, 2005, all of our directors and senior management as a group received total compensation of U.S $2,514,000 and in addition, directors and senior management were issued options to purchase a total of 825,000 Ordinary Shares during such period. See “— Share Ownership” below for the specific terms of the options held by each director and officer.

There are no sums set aside or accrued by us for pension, retirement or similar benefits although we do make contributions to certain of our employees’ and officers’ pensions during the term of their employment with us.

Compensation paid and benefits granted to our directors during the year ended December 31, 2005 are detailed below:

Directors’ detailed emoluments

	Salary	Benefits	Annual	2005
Name	& fees	in kind	bonus	Total
	$000	$000	$000	$000

Thomas Lynch (Chairman)	250	—	—	250
Richard Stewart (Chief Executive Officer)*	520	9	301	830
Alan Cooke (Chief Financial Officer)*	269	8	129	406
John Groom	45	—	—	45
Anthony Russell-Roberts	72	—	—	72
Dr. William Mason	72	—	—	72
Dr. Simon Kukes	45	—	—	45
Dr. Michael Walsh	45	—	—	45
Dr. Prem Lachman	19	—	—	19
Hubert Huckel (resigned February 28, 2005)	11	—	—	11

	1,348	17	430	1,795

Benefits in kind include medical and life insurance for each executive director. No expense allowances were provided to the directors during the year.

*	In addition to the above, Mr. Stewart and Mr. Cooke have pension contributions paid into their personal scheme or accrued by the Company in 2005 of $33,000 and $103,000 respectively. The payment, which is in excess of Mr. Stewart’s and Mr. Cooke’s normal entitlement under the Company’s pension scheme arrangements, was approved by the Remuneration Committee.

The Amarin Corporation plc 2002 Stock Option Plan

The Amarin Corporation plc 2002 Stock Option Plan came into effect on January 1, 2002. The term of the plan is ten years, and no award shall be granted under the plan after January 1, 2012.

The plan is administered by the remuneration committee of our board of directors. A maximum of eight million Ordinary Shares may be issued under the plan. Employees, officers, consultants and independent contractors are eligible persons under the plan. The remuneration committee may grant options to eligible persons. In determining which eligible persons may receive an award of options and become participants in the plan, as well as the terms of any option award, the remuneration committee may take into account the nature of the services rendered to us by the eligible persons, their present and potential contributions to our success or such other factors as the remuneration committee, at its discretion, shall deem relevant.

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

Our articles of association stipulate that the minimum number of directors shall be two and the maximum number shall be fifteen. We presently have ten directors. Directors may be elected by the shareholders at a general meeting or appointed by the board of directors. If a director is appointed by the board of directors, that director must stand for election at our subsequent annual general meeting. At each annual general meeting, one-third of our directors must retire and either stand, or not stand, for re-election. In determining which directors shall retire and stand, or not stand, for re-election, first, we include any director who chooses to retire and not face re-election and second, we choose the directors who have served as directors for the longest period of time since their last election.

At the annual general meeting for 2005, Messrs. Kukes, Walsh, Cooke, Groom and Stewart, retired by rotation, and were re-elected. Assuming no further directors choose to retire and not stand for re-election at the annual general meetings in 2006 and 2007, we would expect Messrs. Lachman, Mason, Russell-Roberts and Lynch to retire and stand for re-election at the 2006 annual general meeting and Messrs. Cooke, Stewart and Kukes to retire and stand for re-election at the 2007 annual general meeting. See — “Directors and Senior Management” above for details of when each of our directors joined our board of directors.

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

The audit committee currently comprises the following directors:

•	Dr. William Mason (Chairman);

•	Dr. Simon Kukes; and

•	Mr. John Groom (Financial Expert)

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

The remuneration committee currently comprises the following directors:

•	Mr. Anthony Russell-Roberts (Chairman);

•	Dr. Michael Walsh; and

•	Dr. Prem Lachman.

D.	Employees

The average numbers of employees employed by us during each of the past three financial years are detailed below:

Employment Activity	12/31/05	12/31/04	12/31/03

Marketing and Administration	12	15	50
Research and Development	11	3	25
Computing	—	—	2
Laboratory	—	—	13

Total	23	18	90

The average numbers of employees employed by us by geographical region for each of the last three financial years are set forth below:

	Number of	Number of	Number of
	Employees	Employees	Employees
Country	12/31/05	12/31/04	12/31/03

UK	18	11	8
Ireland	5	—	—
US	—	7	33
Sweden	—	—	49

Total	23	18	90

E.	Share Ownership

The beneficial ownership of Ordinary Shares by, and options granted to, our directors or officers, including their spouses and children under eighteen years of age, as of December 31 2005 are presented in the table below. See also “— Compensation — the Amarin Corporation plc 2002 Stock Option Plan”.

		Options/Warrants			Ordinary
		Outstanding			Shares or
		to Acquire		Exercise	ADS
		Number of		Price per	Equivalents	Percentage
		Ordinary	Date of Grant	Ordinary	Beneficially	of Outstanding
Director/Officer	Note	Shares	(dd/mm/yy)	Share	Owned	Share Capital*

J. Groom	1	15,000	23/01/02	$17.65	404,349	—
	1	15,000	06/11/02	$3.10
	1	25,000	21/07/04	$0.84
	7	55,099	21/12/05	$1.43
	1	20,000	11/01/06	$1.35
T. G. Lynch	2	500,000	25/02/2004	$1.90	9,696,038	10.5%
	8	207,921	21/12/05	$1.43
W. Mason	1	15,000	06/11/02	$3.10	—	—
	1&3	25,000	21/07/04	$0.84
	1&3	20,000	11/01/06	$1.35
A. Russell-Roberts	4	10,000	07/04/00	$3.00	2,350	—
	4	10,000	19/02/01	$6.12
	1	15,000	23/01/02	$17.65
	1	15,000	06/11/02	$3.10
	1	25,000	21/07/04	$0.84
	1	20,000	11/01/06	$1.35
R. A. B. Stewart	5	350,000	23/11/98	$5.00	53,983	—
	1	150,000	23/01/02	$17.65
	1	150,000	06/11/02	$3.10
	6	300,000	10/06/05	$1.30
	7	8,663	21/12/05	$1.43
	1	300,000	16/01/06	$1.95
S. Kukes	7	519,802	21/12/05	$1.43	6,997,685	7.6%
	1	20,000	11/01/06	$1.35
M. Walsh	7	38,119	21/12/05	$1.43	214,507	—
	1	20,000	11/01/06	$1.35
A. Cooke	1	375,000	07/07/04	$0.85	250,133	—
	6	200,000	10/06/05	$1.30
	7	15,594	21/12/05	$1.43
	1	200,000	16/01/06	$1.95
P. Lachman	1	20,000	11/01/06	$1.35	—	—
J. Climax	9	226,980	21/12/05	$1.43	6,312,961	—
D. Cunningham	1	60,000	18/07/02	$3.46	15,000	—
	1	40,000	24/02/03	$3.17
	1	75,000	21/07/04	$0.84
	1	100,000	12/01/06	$1.53
T. Maher	1	325,000	2/12/05	$1.16	19,802	—
	7	6,931	21/12/05	$1.43
Notes:

(1)	These options are exercisable as to one third on each of the first, second and third anniversaries of the date of grant and remain exercisable for a period ended on the tenth anniversary of the date of grant.

(2)	The ordinary shares are held in the form of ADSs by Amarin Investment Holding Limited. The warrants issued to Amarin Investment Holding Limited are exercisable for up to 500,000 Ordinary Shares, on or before

February 25, 2009. Amarin Investment Holding Limited is an entity controlled by our Chairman, Mr. Thomas Lynch.

(3)	These options were issued to Vision Resources Limited, a company wholly owned by Dr. Mason.

(4)	These options are currently exercisable and remain exercisable until ten years from the date of grant.

(5)	When granted 100,000 of these options were to become exercisable at an exercise price of $25.00 in tranches upon the price of our Ordinary Shares achieving certain pre-determined levels. On February 9, 2000, our remuneration committee approved the re-pricing of these 100,000 options to an exercise price of US$5.00 per Ordinary Share, exercisable immediately and the Company entered into an amendment agreement on the same day amending the exercise price from $25.00 to $5.00 and removing the performance criteria attached to such options. These options are currently exercisable and remain exercisable until 1st April 2009.

(6)	These options are exercisable as to 50% on the second anniversary of grant, as to 75% of the third anniversary of grant and in full on the fourth anniversary of grant.

(7)	These warrants were granted to all investors in the December 2005 private placement including directors and are exercisable at anytime after 180 days from the grant date.

(8)	These warrants were granted to all investors in the December 2005 private placement including directors and are exercisable at anytime after 180 days from the grant date. The warrants were issued to Amarin Investment Holding Limited which is an entity controlled by our Chairman, Mr. Thomas Lynch

(9)	5,664,446 of the ordinary shares are held in the form of ADSs by Sunninghill Limited. The warrants granted to all investors in the December 2005 private placement including directors are exercisable at any time after 180 days from the grant date. These warrants were issued to Sunninghill Limited which is an entity controlled by one of our non-executive directors Dr. John Climax.

* This information is based on 78,924,735 Ordinary Shares outstanding as of March 29, 2006.

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth to the best of our knowledge certain information regarding the ownership of our Ordinary Shares at December 31, 2005 by each person who is known to us to be the beneficial owner of more than five percent of our outstanding Ordinary Shares, either directly or by virtue of ownership of ADSs.

	Number of	Percentage of
	Ordinary Shares	Outstanding
	or ADS Equivalents	Share
Name of Owner(1)	Beneficially Owned	Capital(2)

Southpoint(3)	10,697,830	11.6%
Amarin Investment Holding Limited(4)	10,403,959	11.3%
Simon G. Kukes(5)	7,517,487	8.2%
Sunninghill Limited(6)	6,539,941	7.1%

Notes:

(1)	Unless otherwise noted, the persons referred to above have sole investment power.

(2)	This information is based on 77,548,908 Ordinary Shares outstanding, 9,948,268 warrants granted over Ordinary Shares and 4,574,164 share options granted over Ordinary Shares as of December 31, 2005.

(3)	This information is based on the following holdings:

Name of Fund	Ordinary Shares	Warrants*

Southpoint Fund LP	787,848	252,515
Southpoint Qualified Fund LP	3,409,315	1,092,227
Southpoint Offshore Operating Fund LP	3,901,657	1,254,268

Warrants are exercisable after 180 days from December 21, 2005.

(4)	Includes warrants to purchase 500,000 Ordinary Shares, which warrants are exercisable on or before February 25, 2009 and warrants to purchase 207,921 Ordinary Shares, which warrants are exercisable after 180 days from December 21, 2005. Amarin Investment Holding Limited is an entity controlled by our Chairman, Mr. Thomas Lynch.,

(5)	Includes warrants to purchase 519,802 Ordinary Shares, which warrants are exercisable after 180 days from December 21, 2005.

(6)	Includes warrants to purchase 226,980 Ordinary Shares, which warrants are exercisable after 180 days from December 21, 2005. Sunninghill Limited is an entity controlled by one of our non-executive directors, Dr. John Climax.

The following table shows changes over the last three years in the percentage of the issued share capital for the Company held by major shareholders, either directly or by virtue of ownership of ADSs

Name of Owner(1)	2005	2004	2003

Southpoint	11.1	—	—
Amarin Investment Holding Limited	11.0	20.8
Simon G. Kukes	8.2	7.9	6.0
Sunninghill Limited	7.1	13.9	—
Belsay Limited	—	6.8	—
Essex Woodlands Health Venture Fund V, LP	—	8.5	9.4
Elan Corporation plc and its subsidiaries	—	—	24.0
Horizon Waves & Co. as nominee for the Smith Barney Fundamental Value Fund	—	—	8.3

None of the above shareholders has voting rights that differ from those of our other shareholders. The total number of ADSs outstanding as of March 24, 2006 was approximately 51.5 million. The ADSs represented approximately 65% of the issued and outstanding Ordinary Shares as of such date. As at March 24, 2006, to the best of our knowledge, we estimate that US shareholders constituted approximately 20% of the beneficial holders of both our Ordinary Shares and our ADSs.

B.	Related Party Transactions

During the year ended December 31, 2005 we entered into certain contracts, with related parties. Details of such transactions are given below.

In May 2005 our audit committee reviewed and approved:

•	the issuance of 3,841,537 Ordinary Shares at a subscription price of $1.30 per Ordinary Share to certain directors and officers of the Company pursuant to a registered direct offering of Ordinary Shares on the same terms as those offered to all such other non related party investors;

•	the early redemption of the remaining $2,000,000 principal amount of 8 per cent secured loan notes of the Company held by Amarin Investment Holding Ltd (“AIHL”);

•	the proposed capitalization of the proceeds of such redemption under the term of such offering by the issuance of 1,538,461 Ordinary Shares at a subscription price of $1.30 per Ordinary Share.

In June 2005 our audit committee reviewed and approved the appointment of Icon as its CRO to manage and oversee its European phase III study on Miraxion and to monitor and central laboratory services provider in the Company’s US phase III study on Miraxion. The Company took the view at this time that the definition of a related party transaction (as per Regulation S-K, Item 404) would include any contract between the Company and, inter alia, any security holder who was known to hold 5% or more of the Company’s shares where that person has a direct or indirect material interest in the contract and that an interest above 10% in the share capital of a contracting company is likely to amount to a material interest for NASDAQ purposes. At that time and from the Company’s own, and from the most recent publicly available records, Sunninghill Limited, a company controlled by Dr John Climax, held approximately 7% of our entire issued share capital and Poplar Limited, a company controlled by Dr

Climax, held approximately 11% of Icon. On March 20, 2006, Dr. Climax subsequentially became a non-executive director of the company.

In December 2005 our audit committee reviewed and approved the issuance of Ordinary Shares and warrants to certain directors upon the same terms as those offered to non related party investors.

In March 2006, our remuneration committee reviewed and approved a consultancy agreement between the Company and Dalriada Limited in relation to the provision by Dalriada Limited to the Company of corporate consultancy services, including consultancy services relating to financing and other corporate finance matters, investor and media relations and implementation of corporate strategy. Under the Consultancy Agreement, the Company will pay Dalriada Limited a fee of £240,000 per annum for the provision of the consultancy services. Dalriada Limited is owned by a family trust, the beneficiaries of which include Mr. Thomas Lynch and family members.

C.	Interests of Experts and Counsel

Not applicable.

Item 8	Financial Information

A.	Consolidated Statements and Other Financial Information

See our consolidated financial statements beginning at page F-1.

Legal Proceedings

Permax Litigation

Amarin was responsible for the sales and marketing of Permax from May 2001 until February 2004. On May 17, 2001, Amarin acquired the U.S. sales and marketing rights to Permax from Elan. An affiliate of Elan had previously obtained the licensing rights to Permax from Eli Lilly and Company in 1993. Eli Lilly originally obtained approval for Permax on December 30, 1988 and has been responsible for the manufacture and supply of Permax since that date. On February 25, 2004 Amarin sold its U.S. subsidiary, Amarin Pharmaceuticals, Inc., including the rights to Permax, to Valeant Pharmaceuticals International.

In late 2002, Eli Lilly, as the holder of the NDA for Permax, received a recommendation from the FDA to consider making a change to the package insert for Permax based upon the very rare observation of cardiac valvulopathy in patients taking Permax. While Permax has not been definitely proven as the cause of this condition, similar reports have been notified in patients taking other ergot- derived pharmaceutical products, of which Permax is an example. In early 2003, Eli Lilly amended the package insert for Permax to reflect the risk of cardiac valvulopathy in patients taking Permax and also sent a letter to a number of doctors in the United States describing this potential risk. Causation is not established, but is consistent with other fibrotic side effects observed in Permax.

During 2005, five lawsuits alleging claims related to cardiac valvulopathy and Permax were pending in the United States. Eli Lilly, Elan, Valeant, and/or Amarin were defendants in these lawsuits. As of the present date, each of these cases has settled. Most of the details of these settlements are confidential.

One other lawsuit, which alleges claims related to compulsive gambling and Permax, remains pending in the United States. Amarin, Eli Lilly, Elan, and Valeant are defendants in this lawsuit, and are defending against the claims and allegations. This case is currently in the early stages of discovery. A similar lawsuit related to compulsive gambling and Permax is being threatened against Eli Lilly, Elan, and/or Valeant, and could possibly implicate Amarin.

The company has reviewed the position and having taken external legal advice considers the potential risk of significant liability arising for Amarin from these legal actions to be remote. No provision is booked in the accounts at December 2005.

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

Except as otherwise disclosed in this annual report in regard to Dr. Prem Lachman joining our Board of Directors on August 4, 2005 and Dr. Hubert Huckel retiring from our Board on February 28, 2005, no significant change has occurred during the calendar year 2005. Dr. John Climax joined our Board of Directors on March 20, 2006.

Item 9	The Offer and Listing

A.	Offer and Listing Details

The following table sets forth the range of high and low closing sale prices for our ADSs for the periods indicated, as reported by the Nasdaq Capital Market. These prices do not include retail mark-ups, markdowns, or commissions but give effect to a change in the number of Ordinary Shares represented by each ADS, implemented in both October 1998 and July 2002. Historical data in the table has been restated to take into account these changes.

	US$	US$
	High	Low

Fiscal Year Ended
December 31, 2001	27.97	5.00
December 31, 2002	21.00	2.76
December 31, 2003	4.81	1.39
December 31, 2004	3.99	0.53
December 31, 2005	3.40	1.06
Fiscal Year Ended December 31, 2004
First Quarter	3.50	1.35
Second Quarter	1.46	0.86
Third Quarter	0.97	0.53
Fourth Quarter	3.99	1.00
Fiscal Year Ended December 31, 2005
First Quarter	3.40	2.14
Second Quarter	2.36	1.06
Third Quarter	1.67	1.32
Fourth Quarter	1.45	1.07
Quarter Ended March 31, 2006
September 2005	1.51	1.42
October 2005	1.45	1.26
November 2005	1.26	1.10
December 2005	1.20	1.09
January 2006	3.43	1.27
February 2006	3.74	2.96

On March 29, 2006, the closing price of our ADSs as reported on the Nasdaq Capital Market was US $3.34 per ADS.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, which are evidenced by American Depositary Receipts, are traded on the Nasdaq Capital Market, the principal trading market for our securities, under the symbol “AMRN.” There is no public trading market for our Ordinary Shares. Each ADS represents one Ordinary Share.

NASD Rule Election

Pursuant to NASD Rule 4350(a)(1) for Foreign Private Issuers we have elected to follow the home country practice of the United Kingdom in lieu of the requirements of NASD Rules 4350(i)(D) and 4350(i)(1)(A). Under NASD 4350(i)(D), issuers are required to obtain shareholder approval prior to the issuance of common stock at a price less than the greater of book or market value which together with sales by officers, directors or substantial shareholders of the company that equals 20% or more of the common stock or more of the voting power outstanding. Under NASD 4350(i)(1)(A), issuers are required to obtain shareholder approval prior to when a stock option or purchase plan is established or materially amended or other equity compensation arrangement is made pursuant to which stock may be acquired by officers, directors, employees or consultants of the issuer, subject to certain exceptions. No requirements similar to those described in the preceding two sentences exist under the laws of England and Wales.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Objects and Purposes

We were formed as a private limited company under the Companies Act 1985 and re-registered as a public limited company on March 19, 1993 under registered number 02353920. Under article 4 of our memorandum of association, our objects are to carry on the business of a holding company and to carry on any other business in connection therewith as determined by the board of directors.

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

Compensation of Directors

Each director is to be paid a director’s fee at such rate as may from time to time be determined by the board of directors and which shall not exceed £500,000 (approximately USD$890,000 at year end exchange rates) in aggregate to all the directors per annum. Any director who, at our request, goes or resides abroad for any purposes or services which in the opinion of the board of directors go beyond the ordinary duties of a director, may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board of directors may determine.

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

Description of Ordinary Shares

Our authorized share capital is £100,000,000 divided into 1,559,144,066 Ordinary Share and 440,855,934 Preference Shares of 5p each. In the following summary, a “shareholder” is the person registered in our register of members as the holder of the relevant securities. For those Ordinary Shares that have been deposited in our American Depositary Receipt facility pursuant to our deposit agreement with Citibank N.A., Citibank or its nominee is deemed the shareholder.

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

Preference Shares

Currently Amarin has 440,855,934 Preference Shares of 5p each forming part of its authorized share capital but none of these preference shares are in issue. Pursuant to an authority given by the shareholders at the 2005 Annual General Meeting our board of directors has the authority, without further action by shareholders, to issue up to 440,855,934 preference shares of 5p in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preference shares, including dividend rights, conversion rights, voting rights, rights and terms of redemption, and liquidation preference, any or all of which may be greater than the rights of the ordinary shares. To date, our board of directors has not issued any such preference shares.

The issuance of preference shares could adversely affect the voting power of holders of ordinary shares and reduce the likelihood that ordinary shareholders will receive dividend payments and payments upon liquidation. The issuance could have the effect of decreasing the market price of our ordinary shares. The issuance of preference shares also could have the effect of delaying, deterring or preventing a change in control of us.

Our board of directors will fix the rights, preferences, privileges, qualifications and restrictions of the preference shares of each series that we sell under this prospectus and applicable prospectus supplements in the certificate of designation relating to that series. We will incorporate by reference into the registration statement of which this prospectus is a part the form of any certificate of designation that describes the terms of the series of preference shares we are offering before the issuance of the related series of preference shares. This description will include:

•	the title and stated value;

•	the number of shares we are offering;

•	the liquidation preference per share;

•	the purchase price per share;

•	the dividend rate per share, dividend period and payment dates and method of calculation for dividends;

•	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

•	our right, if any, to defer payment of dividends and the maximum length of any such deferral period;

•	the procedures for any auction and remarketing, if any;

•	the provisions for a sinking fund, if any;

•	the provisions for redemption or repurchase, if applicable, and any restrictions on our ability to exercise those redemption and repurchase rights;

•	any listing of the preference shares on any securities exchange or market;

•	whether the preference shares will be convertible into our ordinary shares or other securities of ours, including warrants, and, if applicable, the conversion period, the conversion price, or how it will be calculated, and under what circumstances it may be adjusted;

•	whether the preference shares will be exchangeable into debt securities, and, if applicable, the exchange period, the exchange price, or how it will be calculated, and under what circumstances it may be adjusted;

•	voting rights, if any, of the preference shares;

•	preemption rights, if any;

•	restrictions on transfer, sale or other assignment, if any;

•	a discussion of any material or special United States federal income tax considerations applicable to the preference shares;

•	the relative ranking and preferences of the preference shares as to dividend rights and rights if we liquidate, dissolve or wind up our affairs;

•	any limitations on issuances of any class or series of preference shares ranking senior to or on a parity with the series of preference shares being issued as to dividend rights and rights if we liquidate, dissolve or wind up our affairs; and

•	any other specific terms, rights, preferences, privileges, qualifications or restrictions of the preference shares.

If we issue shares of preference shares under this prospectus, the shares will be fully paid and non-assessable and will not have, or be subject to, any pre-emptive or similar rights.

Our articles of association and English Law provide that the holders of preference shares will have the right to vote separately as a class on any proposal involving changes that would adversely affect the powers, preferences, or special rights of holders of that of preference shares.

Pre-emptive Rights

English law provides that shareholders have pre-emptive rights to subscribe to any issuances of equity securities that are or will be paid wholly in cash. These rights may be waived by a special resolution of the shareholders, either generally or in specific instances, for a period not exceeding five years. This differs from US law, under which shareholders generally do not have pre-emptive rights unless specifically granted in the certificate of incorporation or otherwise. Pursuant to resolutions passed at our annual general meeting on July 25, 2005, our directors are duly authorized during the period ending on July 25, 2010 to exercise all of our powers to allot our securities and to make any offer or agreement which would or might require such securities to be allotted after that date. The aggregate nominal amount of the relevant securities that may be allotted under the authority cannot exceed £75,384,762 (equivalent to 1,507,695,240 Ordinary Shares). Under these resolutions we are empowered to allot such Ordinary Shares as if English statutory pre-emption rights did not apply to such issuance and, therefore, without first offering such Ordinary Shares to our existing shareholders.

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

Directors’ Indemnification

Except as hereinafter set forth, there is no provision of the Company’s Memorandum and Articles of Association or any contract, arrangement or statute under which any director or officer of the Company is insured or indemnified in any manner against liability which he may incur in his capacity as such.

Article 192 of the Company’s Articles of Association provides:

Subject to and so far as may be permitted by the Acts, every director or other officer and the Auditors of the Company shall be indemnified out of the assets of the Company against all costs, charges, expenses, losses and liabilities which he may sustain or incur in or about the execution of his office or otherwise in relation thereto in respect of any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour, or the proceedings otherwise disposed of without any finding or admission of any material breach of duty on his part, or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted by the Court. Such other indemnities shall be provided to every Director or other officer as are appropriate and in accordance with the law.

Traditionally, under section 310 of the Companies Act 1985 (1985 Act), companies cannot exempt directors and auditors from, or indemnify them against, liability where they are negligent, in default, or in breach of duty or trust. The reason for this is that directors owe duties to their company and Parliament has considered in the past that, in the interests of shareholders, directors should have to face the consequences of their derelictions of duty.

This basic prohibition still stands but, as from 6 April 2005 and pursuant to the UK Companies (Audit, Investigations and Community Enterprise) Act 2004 (the “2004 Act”), companies can take advantage of a specific exemption to indemnify directors against liabilities to third parties, and can pay directors’ costs of defense proceedings as they are incurred (subject to an obligation to repay if the defense is not successful). This was to address concerns that directors of companies with a US listing may face class actions in the US and to help alleviate (at least in the short term) the cost to directors of lengthy court proceedings. The key points of the 2004 Act are:

•	Companies may indemnify directors against the legal and financial costs of proceedings brought by third parties. This does not extend to the legal costs of unsuccessful defense of criminal proceedings, fines imposed by criminal proceedings and fines imposed by regulatory bodies;

•	Companies may pay directors’ defense costs as they are incurred in civil or criminal cases, even if the action is brought by the company itself. However, a director in this situation will be required to pay any damages awarded to the company and to reimburse the company if he fails in his defense (unless the company has indemnified him in respect of his legal costs incurred in civil third party proceedings);

•	Companies may not provide indemnities to directors of UK-incorporated associated companies where it would be unlawful for that indemnity to be provided by the associated company;

•	Companies may indemnify officers other than directors;

•	Funds provided by the company to a director for these purposes are permitted under section 330 of the Companies Act 1985;

•	Any indemnities provided by a company will need to be disclosed in the directors’ report and shareholders will be able to inspect any indemnification agreement; and

•	A decision to indemnify directors under the new rules can be taken by a Company’s board and no shareholder vote is required by the legislation.

In addition, companies can obtain liability insurance for directors and can also pay directors’ legal costs if they are successful in defending legal proceedings.

Accordingly, the Company’s Board has taken a decision to so indemnify its Directors and officers and the Company has entered into forms of indemnity with its Directors and officers which comply with the 2004 Act. In addition, the Company carries liability insurance for its directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the charter provision, by-law, contract, arrangements, statute or otherwise, the Company acknowledges that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

C.	Material Contracts

We are party to date, the following material contracts outside of the ordinary course of business. Copies of these agreements are filed as exhibits to this annual report.

•	Clinical Supply Agreement between Laxdale and Nisshin Flour Milling Co., Limited dated October 27, 1999 relating to the supply of ethyl-eicosapentaenoate (ethyl-EPA) by Nisshin to Laxdale whereby Nisshin are obliged to supply all Laxdale’s requirements of ethyl-EPA to Laxdale for clinical supply to be used in clinical trials.

•	License and distribution agreement dated March 26, 2003 between Laxdale and SCIL Biomedicals GMBH providing for a license to SCIL of the right to market, distribute and sell products on an exclusive basis in Germany, France, Austria, Luxembourg, Netherlands and Belgium utilizing our intellectual property in the pharmaceutical field of Huntington’s disease and certain smaller indications known as ataxias for a period of 10 years from the date of agreement or, if later, until the expiration of patent protection or orphan drug status, subject to the licensee’s attainment of specified minimum sales targets.

•	License agreement dated July 21, 2003 between Laxdale and an undisclosed third party providing for a license to such undisclosed third party of the right to develop, use, offer to sell, sell and distribute products on an exclusive basis in Japan utilizing our intellectual property in the pharmaceutical fields of Huntington’s disease, depression, schizophrenia, dementia and certain smaller indications (by patient population) including the ataxias, for a period of 10 years from the date of first commercial sale or if later, until patent protection expires.

•	License and distribution agreement dated December 9, 2002 between Laxdale and Juste S.A.Q.F providing for a license to Juste of the right to market, distribute and sell products on an exclusive basis in Spain and Portugal utilizing our intellectual property in the pharmaceutical field of Huntington’s disease and certain smaller indications known as ataxias for a period of 10 years from the date of the agreement or, if later, until the expiration of patent protection or orphan drug status, subject to the licensee’s attainment of specified minimum sales targets.

•	License and distribution agreement dated December 12, 2003 between Laxdale and Link Pharmaceuticals Limited providing for a license to Link of the right to market, distribute and sell products on an exclusive basis in the United Kingdom and the Republic of Ireland utilizing our intellectual property in the pharmaceutical field of Huntington’s disease and certain smaller indications known as ataxias for a period of 10 years from the date of agreement or, if later, until the expiration of patent protection or orphan drug status, subject to the licensee’s attainment of specified minimum sales targets.

•	Asset Purchase Agreement dated February 11, 2004 with Valeant Pharmaceuticals International, and Amendment No. 1 thereto dated February 25, 2004, which together provide for the sale to Valeant of our US subsidiary, Amarin Pharmaceuticals, Inc., and our rights to Permax, Zelapar and the primary care portfolio at a purchase price of $38 million paid at closing and $8 million in contingent milestone payments. See Item 4A — “History and Development of the Company.”

•	In connection with the Asset Purchase Agreement with Valeant, Amarin entered into a Development Agreement dated February 25, 2004 pursuant to which Amarin is responsible for the implementation of certain clinical studies relating to Zelapar. Amarin is not required to incur more than an aggregate of $2.5 million in costs in performing its obligations under this agreement, and Valeant Pharmaceuticals International has agreed to pay all costs and expenses incurred by Amarin thereunder in excess of $2.5 million. The obligation to pay $2.5 million in costs was fulfilled by Amarin during 2004 and Amarin will not incur any more costs relating to the development of Zelapar. See Item 4A — “History and Development of the Company.”

•	Settlement Agreement dated February 25, 2004, with Elan and certain affiliates thereof, providing for the restructuring of all of Amarin’s outstanding obligations to Elan. In connection with the Settlement Agreement, Amarin issued loan notes in the aggregate principal amount of $5 million, bearing interest at 8% per annum with a maturity date of February 25, 2009. Also in connection with the Settlement

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

Pursuant to this agreement Amarin funded the purchase and subsequent destruction of $9.3 million in value of product inventory. Amarin has performed all its obligations under this agreement.

•	Settlement agreement dated September 27, 2004 between the Company and Valeant Pharmaceuticals International (“Valeant”) in respect of the full and final settlement of a contractual dispute as between Valeant and Amarin arising out of the purchase by Valeant of API. Pursuant to this settlement agreement Amarin agreed to forgo part of the contingent milestones payable by Valeant to Amarin due under the asset purchase agreement for the API transaction, namely the entire $5 million contingent milestone payable on FDA approval of Zelapar and $1 million of the $3 million contingent milestone previously due when the remaining safety studies are successfully completed. Also, Valeant has agreed that Amarin is no longer required to purchase $414,000 of further inventory from wholesalers and that the remaining $2 million contingent milestone previously due when the remaining Zelapar safety studies were successfully completed would be paid on 30th November 2004 without any such contingency.

•	Form of Subscription Agreement, dated as of October 7, 2004 by and among the Company and the Purchasers named therein. The Company entered into 14 separate Subscription Agreements on October 7, 2004 all substantially similar in form and content to this form of Subscription Agreement and in total issued 13,474,945 ordinary shares to accredited investors consisting of new and existing shareholders and management. The purchase price was $0.947 per share based on the average closing price of our ADSs on the Nasdaq SmallCap Market for the ten trading days ended October 6, 2004; however, management investors paid a purchase price of $1.04 per share based on the average closing price of our ADSs on the Nasdaq SmallCap Market for the five trading days ended October 6, 2004.

•	Form of Registration Rights Agreement, dated as of October 7, 2004 between the Company and the Purchasers named therein. The Company entered into 14 separate Registration Rights Agreements on October 7, 2004 all substantially similar in form and content to this form of Registration Rights Agreement. Pursuant to such Registration Rights Agreements, the Company agreed to use commercially reasonable efforts to file a registration statement with respect to the securities purchased in the offering on Form F-3 within 60 days of October 7, 2004 and to use commercially reasonable efforts to cause the registration statement to be declared effective and to remain effective for a period ending with the first to occur of (i) the sale of all securities covered by the registration statement and (ii) March 30, 2006.

•	Share Purchase Agreement dated October 8, 2004 between the Company, Vida Capital Partners Limited and the Vendors named therein relating to the entire issued share capital of Laxdale Limited. The purchase price for the acquisition of Laxdale comprised an initial consideration of 3.5 million ADSs representing 3.5 million Ordinary Shares and certain success based milestone payments payable on a pro rata basis to the shareholders of Laxdale as follows:

•	On receipt of a marketing approval in each of the U.S. and/or Europe for the first indication of any product containing Laxdale intellectual property, Amarin must make a stock or cash payment (at each of the former Laxdale shareholder’s sole option) of GBP£7.5 million for each of such two potential market approvals (i.e. GBP£15.0 million maximum); and

•	On receipt of a marketing approval in each of the U.S. and/or Europe for any other product using Laxdale intellectual property or for a different indication of a previously approved product, Amarin must make a stock or cash payment (at each of the former Laxdale shareholder’s sole option) of GBP£5 million for each of such two potential market approvals (i.e. GBP£10 million maximum).

See Item 4A — “History and Development of the Company” for further details.

•	Exclusive License Agreement dated October 8, 2004 between Laxdale and Scarista Limited which provides Laxdale with re-negotiated rights to specified intellectual property covering the United States, Canada, the European Union and Japan. Scarista has granted a license to Laxdale pursuant to which Laxdale has the exclusive right to use certain of Scarista’s intellectual property (including intellectual property for the use of Miraxion in drug-resistant depression) within a field of use encompassing all psychiatric and central nervous system disorders, and within the territories of the United States, Canada, the European Union and Japan. As part of such re-negotiation Scarista is entitled to receive reduced royalty payments of 5% (reduced from 15%) on all net sales by Laxdale of products utilizing such Scarista intellectual property and certain of Laxdale’s intellectual property (which intellectual property had been transferred to Laxdale by Scarista in March, 2000). In consideration of Scarista entering into this agreement and the reduction of Scarista’s royalty from 15% to 5%, Laxdale has paid a signing fee of £500,000 ($891,000) to Scarista. The Scarista intellectual property licensed to Laxdale is material to our development efforts with respect to Miraxion. Royalties are payable until the latest to occur of (i) the expiration of the last patent relating to any product using the licensed technology, (ii) the expiration of regulatory exclusivity with respect to any product using the licensed technology or (iii) the date on which the licensed technology ceases to be secret and substantial in a given territory. Upon the termination of royalty payment obligations with respect to any product, the licensee will thereafter have a fully paid up, royalty free, non-exclusive license to continue using the licensed technology in respect of such product.

•	Exclusive License Agreement dated October 8, 2004 between Laxdale and Scarista Limited whereby Laxdale has granted a license to Scarista pursuant to which Scarista has the exclusive right to use certain of Laxdale’s intellectual property (including intellectual property for the use of Miraxion in Huntington’s disease) within a field of use encompassing all psychiatric and central nervous system disorders, and on a worldwide basis in all territories other than the United States, Canada, the European Union and Japan. Laxdale is entitled to receive royalty payments of 5% on all net sales by Scarista or its licensees of products utilizing such Laxdale intellectual property. Royalties are payable until the latest to occur of (i) the expiration of the last patent relating to any product using the licensed technology, (ii) the expiration of regulatory exclusivity with respect to any product using the licensed technology or (iii) the date on which the licensed technology ceases to be secret and substantial in a given territory. Upon the termination of royalty payment obligations with respect to any product, the licensee will thereafter have a fully paid up, royalty free, non-exclusive license to continue using the licensed technology in respect of such product.

•	Escrow Agreement dated October 8, 2004 among the Company, Belsay Limited and Simcocks Trust Limited as escrow agent. Under the Share Purchase Agreement between the Company, Vida Partners Limited and the Vendors named therein, the Company has received warranties from the main selling shareholder of Laxdale, Belsay Limited, enforceable for a period of 15 months following closing the transaction (“the warranty period”). The liability of Belsay Limited under the warranties is secured by an arrangement whereby the Seller’s Consideration Shares issued by the Company to Belsay (comprising 75% of the Consideration Shares) are placed in escrow. The Escrow Agreement permits Belsay to make limited sales of its shares. See Item 4A — “History and Development of the Company” for further details.

•	Loan Note Redemption Agreement dated October 14, 2004 between Amarin Investment Holding Limited and the Company. Pursuant to this agreement $3 million in aggregate principal amount of the loan notes held by Amarin Investment Holding Limited (an entity controlled by our Chairman Mr. Thomas Lynch) were converted into Ordinary Shares at $1.04 per share and, subject to the review of Amarin’s audit committee and approval of Amarin’s Board of Directors, and at Amarin Investment Holding Limited’s option, Amarin Investment Holding Limited may procure that the remaining $2 million in aggregate principal amount of the Loan Notes can be converted into Ordinary Shares at the offering price of any future equity financing. See Item 4A — “History and Development of the Company” for further details.

•	Clinical Trial Agreement dated March 18, 2005 between Amarin Neuroscience Limited and the University of Rochester. Pursuant to this agreement the University is obliged to carry out or to facilitate the carrying out of a clinical trial research study set forth in a research protocol on Miraxion in patients with Huntington’s disease.

•	Loan Note Redemption Agreement dated May, 2005 between Amarin Investment Holding Limited and the Company. Pursuant to this agreement $2 million in aggregate principal amount of the loan notes held by Amarin Investment Holding Limited (an entity controlled by our Chairman Mr. Thomas Lynch) were converted into Ordinary Shares at $1.30 per share See Item 4A — “History and Development of the Company” for further details.

•	Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited. Pursuant to this agreement Amarin Neuroscience Limited appointed Icon Clinical Research Limited as its clinical research organization for the European arm of the Phase III clinical trials relating to the use of Miraxion in Huntington’s disease.

•	Securities Purchase Agreement dated December 16, 2005 between, by and among the Company and the Purchasers named Therein. The Company entered into 44 separate Securities Purchase Agreements on December 16, 2005 and in total issued 26,100,098 ordinary shares to accredited investors and management. The purchase price was $1.01.

•	License Agreement dated December 31, 2005 between Amarin Neuroscience Limited and Multicell Technologies, Inc. Pursuant to this agreement Amarin Neuroscience Limited licensed to Multicell exclusive, worldwide rights of LAX-202 for the treatment of fatigue in patients suffering from multiple sclerosis (MS).

•	Consultancy Agreement dated March 29, 2006 between Amarin Corporation plc and Dalriada Limited. Under the Consultancy Agreement, the Company will pay Dalriada Limited a fee of £240,000 per annum for the provision of the consultancy services. Dalriada Limited is owned by a family trust, the beneficiaries of which include Mr. Thomas Lynch and family members.

D.	Exchange Controls

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

UK Tax Matters

The following statements are intended only as a general guide to the UK tax consequences of the acquisition, ownership and disposition of our Ordinary Shares including shares represented by ADSs evidenced by American Depositary Receipts. This summary applies to you only if you are a beneficial owner of Ordinary Shares or ADSs and you are:

•	an individual citizen or resident of the US;

•	a corporation organized under the laws of the US or any state thereof or the District of Columbia; or

•	otherwise subject to US federal income tax on a net income basis in respect of the Ordinary Shares or ADSs.

This summary applies only to holders who will hold our Ordinary Shares or ADSs as capital assets. This summary is based:

•	upon current UK tax law and Revenue and Customs practice and which may be subject to change, perhaps with retroactive effect; and

•	in part upon representations of Citibank, N.A., as depositary, and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement between us and Citibank and any related agreement will be performed in accordance with its respective terms.

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

Taxation of Dividends

General

Subject to the passive foreign investment company rules discussed below, the amount of any distributions (including, provided certain elections are made, as discussed in “— UK Withholding Tax/Foreign Tax Credits” below, the full tax credit amount deemed received) paid out of current and/or accumulated earnings and profits, as determined under US tax principles, will be included in the gross income of a US Holder on the day such distributions are actually or constructively received and will be characterized as ordinary income for US federal income tax purposes. Dividends are subject to taxation at a reduced rate of 15% provided that the individual has held the shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, that the issuer is a “qualified foreign corporation” and that certain other conditions are met. A company is a “qualified foreign corporation” if the shares on which the dividend is paid (or ADRs in respect of such shares) are listed on certain securities markets including Nasdaq Stock Market, or if the corporation is eligible for the benefits of a tax treaty determined to be satisfactory by the US Secretary of the Treasury. The income tax treaty between the U.S. and the United Kingdom has been designated as satisfactory for such purpose.

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

UK Withholding Tax/Foreign Tax Credits

A US Holder that elects to receive benefits under the old convention is, in principle, entitled to claim a refund from the Revenue and Customs for (i) the amount of the tax credit that a UK resident individual would be entitled to receive with respect to a dividend payment, which we refer to as the “Tax Credit Amount”, reduced by (ii) the amount of UK withholding tax, which we refer to as “UK Notional Withholding Tax”, imposed on such dividend payment under the old convention. The Tax Credit Amount will equal that amount of UK Notional Withholding Tax imposed on dividends paid by us, therefore, no such refund is available. However, a US Holder may be entitled to claim a foreign tax credit for the amount of UK Notional Withholding Tax associated with a dividend paid by us by filing a Form 8833 in accordance with US Revenue Procedure 2000-13. US Holders that file Form 8833 will be treated as receiving an additional dividend from us equal to the Tax Credit Amount (unreduced by the UK Notional Withholding Tax), which additional dividend must be included in the US Holder’s gross income, and will be treated as having paid the applicable UK Notional Withholding Tax due under the old convention. For purposes of calculating the foreign tax credit, dividends paid on the Ordinary Shares will be treated as non-US source income and generally will constitute “passive income” or, in the case of certain US Holders, “financial services income.” In lieu of claiming a foreign tax credit, a US Holder may be eligible to claim a deduction for foreign taxes paid in a taxable year. However, a deduction generally does not reduce a US Holder’s US federal income tax liability on a dollar-for-dollar basis like a tax credit.

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

A US Holder of an interest in a PFIC can sometimes avoid the interest charge described above by making a “qualified electing fund” or “QEF” election to be taxed currently on its share of the PFIC’s undistributed ordinary income. Such election must be based on information concerning the PFIC’s earnings provided by the relevant PFIC to investors on an annual basis. We will make such information available to US Holders upon request, and consequently US Holders will be able to make a QEF election.

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

Foreign Exchange Rate Risks

We record our transactions and prepare our financial statements in U.S. dollars. Since our strategy involves the development of products for the U.S. market, a significant part of our clinical trial expenditures are denominated in U.S. dollars and we anticipate that the majority of our future revenues will be denominated in U.S. dollars. However, a significant portion of our costs are denominated in pounds sterling and euro as a result of our conducting activities in the United Kingdom and the European Union. As a consequence, the results reported in our financial statements are potentially subject to the impact of currency fluctuations between the U.S. dollar on the one hand, and pounds sterling and euro on the other hand. We are focused on development activities and do not anticipate generating on-going revenues in the short-term. Accordingly, we do not engage in significant currency hedging activities in order to restrict the risk of exchange rate fluctuations. However, if we should commence commercializing any products in the U.S., changes in the relation of the U.S. dollar to the pound sterling and/or the euro may affect our revenues and operating margins. In general, we could incur losses if the U.S. dollar should become devalued relative to the pound sterling and/or the euro.

Interest Rate Risk

We have no loans at December 31, 2005 and thus not subject to market risk. Accordingly, we do not hedge any of our interest rate risks.

Item 12	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15	Controls and Procedures

As of the end of the fiscal year ended December 31, 2005, we conducted an evaluation (under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended, of the effectiveness of our disclosure controls and procedures.

In designing and evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation conducted, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that as of the end of the fiscal year such disclosure controls and procedures were reasonably designed and operating effectively.

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

Item 16C	Principal Accountant Fees and Services

PricewaterhouseCoopers LLP has served as our independent public auditor for each of the fiscal years ended December 31, 2003, 2004 and 2005.

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers LLP for professional services in each of the last two fiscal years:

	2005	2004
	($000)	($000)

Audit fees	230	183
Audit-related fees	175	249
Tax fees	16	41
All other fees	90	63

Total	511	536

Audit fees comprise the work undertaken in auditing the Company and issuing an audit opinion on its UK statutory accounts. Audit related fees comprise work associated with SEC regulatory compliance and work on the Company’s quarterly earnings. Tax fees comprise work relating to tax filing compliance. Other fees comprise work relating to tax advisory services.

All services provided by our auditor and companies affiliated with our auditor must be pre-approved by the audit committee. The annual contract relating to the audit of the financial statements of the Company must be approved by the audit committee. Contracts for other non-audit services must also be approved by the audit committee.

Any requests for services to be provided by the auditor or an affiliate must be made through the Company’s chief financial officer, who will discuss and seek approval from the audit committee. The chief financial officer also notifies the audit committee of the services provided, monitors the costs incurred and notifies the chairman of the audit committee if the costs are likely to materially exceed the estimated amount.

In accordance with Regulation S-X, Rule 2-01, paragraph (c)(7)(i) no fees for services were approved pursuant to any waivers of the pre-approval requirement.

Item 16D	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

No purchase of equity securities as registered by the Company pursuant to section 12 of the Exchange Act were made by or on behalf of the Company.

PART III

Item 17	Financial Statements

We are furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18	Financial Statements

See our consolidated financial statements beginning at page F-1.

Item 19	Exhibits

Exhibits filed as part of this annual report:

1.1	Memorandum of Association of the Company(16)

1.2	Articles of Association of the Company(16)

2.1	Form of Deposit Agreement, dated as of March 29, 1993, among the Company, Citibank, N.A., as Depositary, and all holders from time to time of American Depositary Receipts issued thereunder(1)

2.2	Amendment No. 1 to Deposit Agreement, dated as of October 8, 1998, among the Company, Citibank, N.A., as Depositary, and all holders from time to time of the American Depositary Receipts issued thereunder(2)

2.3	Amendment No. 2 to Deposit Agreement, dated as of September 25, 2002 among the Company, Citibank N.A., as Depositary, and all holders from time to time of the American Depositary Receipts issued thereunder(3)

2.4	Form of Ordinary Share certificate(10)

2.5	Form of American Depositary Receipt evidencing ADSs (included in Exhibit 2.3)(3)

2.6	Registration Rights Agreement, dated as of October 21, 1998, by and among Ethical Holdings plc and Monksland Holdings B.V.(10)

2.7	Amendment No. 1 to Registration Rights Agreement and Waiver, dated January 27, 2003, by and among the Company, Elan International Services, Ltd. and Monksland Holdings B.V.(10)

2.8	Second Subscription Agreement, dated as of November 1999, among Ethical Holdings PLC, Monksland Holdings B.V. and Elan Corporation PLC(4)

2.9	Purchase Agreement, dated as of June 16, 2000, by and among the Company and the Purchasers named therein(4)

2.10	Registration Rights Agreement, dated as of November 24, 2000, by and between the Company and Laxdale Limited(5)

2.11	Form of Subscription Agreement, dated as of January 27, 2003 by and among the Company and the Purchasers named therein (10) (The Company entered into twenty separate Subscription Agreements on January 27, 2003 all substantially similar in form and content to this form of Subscription Agreement.)

2.12	Form of Registration Rights Agreement, dated as of January 27, 2003 between the Company and the Purchasers named therein (10) (The Company entered into twenty separate Registration Rights Agreements on January 27, 2003 all substantially similar in form and content to this form of Registration Rights Agreement.)

2.13	Securities Purchase Agreement dated as of December 16, 2005 by and among the Company and the purchasers named therein(17)

4.1	Amended and Restated Asset Purchase Agreement dated September 29, 1999 between Elan Pharmaceuticals Inc. and the Company(10)

4.2	Variation Agreement, undated, between Elan Pharmaceuticals Inc. and the Company(10)

4.3	License Agreement, dated November 24, 2000, between the Company and Laxdale Limited(6)

4.4	Option Agreement, dated as of June 18, 2001, between Elan Pharma International Limited and the Company(7)

4.5	Deed of Variation, dated January 27, 2003, between Elan Pharma International Limited and the Company(10)

4.6	Lease, dated August 6, 2001, between the Company and LB Strawberry LLC(7)

4.7	Amended and Restated Distribution, Marketing and Option Agreement, dated September 28, 2001, between Elan Pharmaceuticals, Inc. and the Company(8)

4.8	Amended and Restated License and Supply Agreement, dated March 29, 2002, between Eli Lilly and Company and the Company(10)†

4.9	Deed of Variation, dated January 27, 2003, between Elan Pharmaceuticals Inc. and the Company(10)

4.10	Stock and Intellectual Property Right Purchase Agreement, dated November 30, 2001, by and among Abriway International S.A., Sergio Lucero, Francisco Stefano, Amarin Technologies S.A., Amarin Pharmaceuticals Company Limited and the Company(7)

4.11	Stock Purchase Agreement, dated November 30, 2001, by and among Abriway International S.A., Beta Pharmaceuticals Corporation and the Company(7)

4.12	Novation Agreement, dated November 30, 2001, by and among Beta Pharmaceuticals Corporation, Amarin Technologies S.A. And the Company(7)

4.13	Loan Agreement, dated September 28, 2001, between Elan Pharma International Limited and the Company(8)

4.14	Deed of Variation, dated July 19, 2002, amending certain provisions of the Loan Agreement between the Company and Elan Pharma International Limited(10)

4.15	Deed of Variation No. 2, dated December 23, 2002, between The Company and Elan Pharma International Limited(10)

4.16	Deed of Variation No. 3, dated January 27, 2003, between the Company and Elan Pharma International Limited(10)

4.17	The Company 2002 Stock Option Plan(9)

4.18	Agreement Letter, dated October 21, 2002, between the Company and Security Research Associates, Inc.(10)

4.19	Agreement, dated January 27, 2003, among the Company, Elan International Services, Ltd. and Monksland Holdings B.V.(10)

4.20	Master Agreement, dated January 27, 2003, between Elan Corporation, plc., Elan Pharma International Limited, Elan International Services, Ltd., Elan Pharmaceuticals, Inc., Monksland Holdings B.V. and the Company(10)

4.21	Form of Warrant Agreement, dated March 19, 2003, between the Company and individuals designated by Security Research Associates, Inc. (10) (The Company entered into seven separate Warrant Agreements on March 19, 2003 all substantially similar in form and content to this form of Warrant Agreement)

4.22	Sale and Purchase Agreement, dated March 14, 2003, between F. Hoffmann — La Roche Ltd., Hoffmann — La Roche Inc And the Company(10)†

4.23	Share Subscription and Purchase Agreement dated October 28, 2003 among the Company, Amarin Pharmaceuticals Company Limited, Watson Pharmaceuticals, Inc. and Lagrummet December NR 911 AB (under name change to WP Holdings AB)(12)

4.24	Asset Purchase Agreement dated February 11, 2004 between the Company, Amarin Pharmaceuticals Company Limited and Valeant Pharmaceuticals International(12)†

4.25	Amendment No. 1 to Asset Purchase Agreement dated February 25, 2004 between the Company, Amarin Pharmaceuticals Company Limited and Valeant Pharmaceuticals International(12)

4.26	Development Agreement dated February 25, 2004 between the Company and Valeant Pharmaceuticals International(12)

4.27	Settlement Agreement dated February 25, 2004 among Elan Corporation plc, Elan Pharma International Limited, Elan International Services, Ltd, Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Company(12)

4.28	Debenture dated August 4. 2003 made by the Company in favour of Elan Corporation plc as Trustee(12)

4.29	Debenture Amendment Agreement dated December 23, 2003 between the Company and Elan Corporation plc as Trustee(12)

4.30	Debenture Amendment Agreement No. 2 dated February 24, 2004 between the Company and Elan Corporation plc as Trustee(12)

4.31	Loan Instrument dated February 25, 2004 executed by Amarin in favor of Elan Pharma International Limited(12)

4.32	Amended and Restated Master Agreement dated August 4, 2003 among Elan Corporation plc, Elan Pharma International Limited, Elan International Services, Ltd., Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Company(11)(12)

4.33	Amended and Restated Option Agreement dated August 4, 2003 between the Company and Elan Pharma International Limited(11)(12)

4.34	Deed of Variation No. 2, dated August 4, 2003, to the Amended and Restated Distribution, Marketing and Option Agreement between Elan Pharmaceuticals, Inc. and the Company(11)(12)

4.35	Deed of Variation No. 4, dated August 4, 2003, to Loan Agreement between the Company and Elan Pharma International Limited(11)(12)

4.36	Amendment Agreement No. 1, dated August 4, 2003, to Amended and Restated Asset Purchase Agreement among Elan International Services, Ltd., Elan Pharmaceuticals, Inc. and the Company(11)(12)

4.37	Warrant dated February 25, 2004 issued by the Company in favor of the Warrant Holders named therein(12)

4.38	Amendment Agreement dated December 23, 2003, between Elan Corporation plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Company(11)(12)

4.39	Bridging Loan Agreement dated December 23, 2003 between the Company and Elan Pharmaceuticals, Inc.(11)(12)

4.40	Agreement dated December 23, 2003 between the Company and Elan Pharma International Limited, amending the Amended and Restated Option Agreement dated August 4, 2003(11)(12)

4.41	Inventory Buy Back Agreement dated March 18, 2004 between the Company and Swiftwater Group LLC(12)†

4.42	Form of Subscription Agreement, dated as of October 7, 2004 by and among the Company and the Purchasers named therein(13) (The Company entered into 14 separate Subscription Agreements on October 7, 2004 all substantially similar in form and content to this form of Subscription Agreement.)

4.43	Form of Registration Rights Agreement, dated as of October 7, 2004 between the Company and the Purchasers named therein (13) (The Company entered into 14 separate Registration Rights Agreements on October 7, 2004 all substantially similar in form and content to this form of Registration Rights Agreement.)

4.44	Share Purchase Agreement dated October 8, 2004 between the Company, Vida Capital Partners Limited and the Vendors named therein relating to the entire issued share capital of Laxdale Limited(13)

4.45	Escrow Agreement dated October 8, 2004 among the Company, Belsay Limited and Simcocks Trust Limited as escrow agent(13)

4.46	Loan Note Redemption Agreement dated October 14, 2004 between Amarin Investment Holding Limited and the Company(13)

4.47	License and Distribution Agreement dated March 26,2003 between Laxdale and SCIL Biomedicals GMBH(14)†

4.48	License Agreement dated July 21, 2003 between Laxdale and an undisclosed a third party(14)†

4.49	Settlement agreement dated 27 September 2004 between the Company and Valeant Pharmaceuticals International(14)†

4.50	Exclusive License Agreement dated October 8, 2004 between Laxdale and Scarista Limited which provides Laxdale with exclusive rights to specified intellectual property of Scarista(14)†

4.51	Exclusive License Agreement dated October 8, 2004 between Laxdale and Scarista Limited pursuant to which Scarista has the exclusive right to use certain of Laxdale’s intellectual property(14)†

4.52	Clinical Supply Agreement between Laxdale and Nisshin Flour Milling Co., Limited dated 27th October 1999(14)†

4.53	Clinical Trial Agreement dated March 18, 2005 between Amarin Neuroscience Limited and the University of Rochester. Pursuant to this agreement the University is obliged to carry out or to facilitate the carrying out of a clinical trial research study set forth in a research protocol on Miraxion in patients with Huntington’s disease(14)†

4.54	License and Distribution Agreement dated December 20, 2002 between Laxdale Limited and Link Pharmaceuticals Limited(14)†

4.55	License and Distribution Agreement dated December 9, 2002 between Laxdale Limited and Juste S.A.Q.F.(14)†

4.56	Loan Note Redemption Agreement dated May, 2005 between Amarin Investment Holding Limited and the Company.(14)

4.57	Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited.(15)

4.58	License Agreement dated December 31, 2005 between Amarin Neuroscience Limited and Multicell Technologies, Inc.(15)†

4.59	Consultancy Agreement dated March 29, 2006 between Amarin Corporation plc and Dalriada Limited*

8.1	Subsidiaries of the Company*

11.1	Code of Ethics*

12.1	Certification of Richard A.B. Stewart required by Rl 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification of Alan Cooke required by Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification of Richard A. B. Stewart required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification of Alan Cooke required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

14.1	Consent of PricewaterhouseCoopers LLP*

14.2	Consent of Ernst & Young LLP*

*	Filed herewith

†	Confidential treatment requested (the confidential portions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission)

(1)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-1, File No. 33-58160, filed with the Securities and Exchange Commission on February 11, 1993.

(2)	Incorporated herein by reference to Exhibit (a)(i) to the Company’s Registration Statement on Post-Effective Amendment No. 1 to Form F-6, File No. 333-5946, filed with the Securities and Exchange Commission on October 8, 1998.

(3)	Incorporated herein by reference to Exhibit (a)(ii) to the Company’s Registration Statement on Post-Effective Amendment No. 2 to Form F-6, File No. 333-5946, filed with the Securities and Exchange Commission on September 26, 2002.

(4)	Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 1999, filed with the Securities and Exchange Commission on June 30, 2000.

(5)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-3, File No. 333-13200, filed with the Securities and Exchange Commission on February 22, 2001.

(6)	Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on July 2, 2001.

(7)	Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on May 9, 2002.

(8)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Pre-Effective Amendment No. 2 to Form F-3, File No. 333-13200, filed with the Securities and Exchange Commission on November 19, 2001.

(9)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form S-8, File No. 333-101775, filed with the Securities and Exchange Commission on December 11, 2002.

(10)	Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on April 24, 2003.

(11)	These agreements are no longer in effect as a result of superseding agreements entered into by the Company.

(12)	Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Securities and Exchange Commission on March 31, 2004.

(13)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-3, File No. 333-121431, filed with the Securities and Exchange Commission on December 20, 2004.

(14)	Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on April 1, 2005.

(15)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-3, File No. 333-131479, filed with the Securities and Exchange Commission on February 2, 2006.

(16)	Incorporated by reference herein to certain exhibits in the Company’s report on Form 6-K, filed with the Securities and Exchange Commission on December 12, 2005.

(17)	Incorporated by reference herein to certain exhibits in the Company’s report on Form 6-K, filed with the Securities and Exchange Commission on December 28, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMARIN CORPORATION PLC

By:	/s/ RICHARD A. B. STEWART
Richard A. B. Stewart
Chief Executive Officer

Date: March 30, 2006

Amarin Corporation plc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Amarin Corporation plc

In our opinion, based on our audits and the report of other auditors, the accompanying balance sheets and the related consolidated profit and loss accounts, statements of total recognised gains and losses, reconciliations of movements in shareholders’ funds and cash flow statements present fairly, in all material respects, the financial position of Amarin Corporation plc and its subsidiaries at December 31, 2005, December 31, 2004, and December 31, 2003, and the results of their operations and their cash flows for the years then ended, in conformity with principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Amarin Neuroscience Limited, a wholly owned subsidiary, whose statements reflect net liabilities of £2,575,266 ($4,978,095), as of December 31, 2004, and operating loss of £1,428,408 ($2,639,530) for the period October 9, 2004 to December 31, 2004. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Amarin Neuroscience Limited, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing (UK and Ireland), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 42 and 43 to the consolidated financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors

Cambridge, England
March 30, 2006

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

The financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements the Company is reliant upon sufficient funding continuing to be available from the Company’s parent company, Amarin Corporation plc, to meet ongoing working capital requirements. This in turn is dependent upon Amarin Corporation plc obtaining additional funding. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The directors’ plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ernst & Young LLP

Glasgow, Scotland
April 1, 2005

Amarin Corporation plc

Consolidated profit and loss account for year ended 31 December 2005

		Total	Total	Total
	Note	2005	2004*	2003*
		$’000	$’000	$’000

Turnover — continuing operations	5	500	—	—
Turnover — discontinued operations	5	—	1,017	7,365
Cost of sales — discontinued operations	7	—	(107)	(11,912)

Gross profit — continuing operations		500	—	—
Gross profit/(loss) — discontinued operations		—	910	(4,547)
Net operating (expenses)
Continuing operations		(19,408)	(9,927)	(6,200)

Total continuing operations		(19,408)	(9,927)	(6,200)
Discontinued operations		—	(2,075)	(28,074)

Total net operating expenses	8	(19,408)	(12,002)	(34,274)

Operating (loss)
Continuing operations		(18,908)	(9,927)	(6,200)

Total continuing operations		(18,908)	(9,927)	(6,200)
Discontinued operations		—	(1,165)	(32,621)

Total operating (loss)		(18,908)	(11,092)	(38,821)

Profit/(loss) on disposal of operations
Profit on disposal of Swedish operations	11	—	750	13,076
(Loss) on disposal of US operations and certain products	11	—	(3,143)	—
Gain on settlement of debt on related sale of distribution rights	11	—	24,608	—
Interest receivable and similar income	12	395	548	65
Interest payable and similar charges	13	(892)	(326)	(900)

(Loss)/profit on ordinary activities before taxation	14	(19,405)	11,345	(26,580)
Tax credit/(charge) on (loss)/profit on ordinary activities	15	698	(7,333)	7,356

(Loss)/profit for the financial year		(18,707)	4,012	(19,224)
Dividends credit/(payable) — non-equity	18	—	643	(24)

(Loss)/retained profit for the financial year	32	(18,707)	4,655	(19,248)

		US Cents	US Cents	US Cents

Basic (loss)/profit per ordinary share	17	(40.0)	20.7	(112.6)
Fully diluted (loss)/profit per ordinary share	17	(40.0)	20.7	(112.6)

There is no difference between the (loss)/profit on ordinary activities before taxation and (loss)/retained profit for the years stated above, and their historical cost equivalents.

The company has no recognised gains and losses other than those included in the results above and therefore no separate statement of total recognised gains and losses has been presented.

*	Prior year exceptional items are included in note 4.

The accompanying notes are an integral part of the financial statements.

Amarin Corporation plc

Reconciliation of movements in group shareholders’ funds/(deficit)

	Note	2005	2004	2003
		$’000	$’000	$’000

(Loss)/profit for the financial year		(18,707)	4,012	(19,224)
Dividends — non equity credit/(charge)	18	—	643	(24)
New share capital issued	30	44,538	19,556	21,212
Share issuance costs	32	(3,944)	(953)	(2,104)
Treasury shares	32	—	(217)	—

Net change in shareholders’ funds/(deficit)		21,887	23,041	(140)
Opening shareholders’ funds/(deficit)		16,693	(6,348)	(6,208)

Closing shareholders’ funds/(deficit)		38,580	16,693	(6,348)

The accompanying notes are an integral part of the financial statements.

Amarin Corporation plc

Balance sheets at 31 December 2005

		Group			Company
	Note	2005	2004	2003	2005	2004	2003
		$’000	$’000	$’000	$’000	$’000	$’000

Fixed assets
Intangible assets	19	9,627	10,302	31,749	3,314	3,546	31,749
Tangible assets	20	460	427	1,031	194	223	300
Investments	21	—	—	—	6,253	6,253	1,660

		10,087	10,729	32,780	9,761	10,022	33,709

Current assets
Stock	22	—	—	2,651	—	—	2,651
Deferred tax asset	15	—	—	7,500	—	—	7,500
Debtors	23	2,766	2,003	2,349	13,661	6,069	3,766
Cash at bank and in hand		33,907	10,989	2,097	33,691	10,895	1,134

		36,673	12,992	14,597	47,352	16,964	15,051

Creditors: amounts falling due within one year	25	(8,000)	(4,341)	(53,725)	(19,763)	(18,546)	(67,092)

Net current assets/(liabilities)		28,673	8,651	(39,128)	27,589	(1,582)	(52,041)

Total assets less current liabilities		38,760	19,380	(6,348)	37,350	8,440	(18,332)
Creditors: amounts falling due after more than one year	26	(165)	—	—	(151)	—	—
Convertible loan note	27	—	(2,000)	—	—	(2,000)	—
Provisions for liabilities and charges	28	(15)	(687)	—	(15)	(687)	—

Net assets/(liabilities)		38,580	16,693	(6,348)	37,184	5,753	(18,332)

Capital and reserves
Called up share capital	30	6,778	3,206	29,088	6,778	3,206	29,088
Capital redemption reserve	32	27,633	27,633	—	27,633	27,633	—
Treasury shares	32	(217)	(217)	—	—	—	—
Share premium account	32	124,097	87,075	70,223	121,371	84,349	67,497
Profit and loss account	32	(119,711)	(101,004)	(105,659)	(118,598)	(109,435)	(114,917)

Total equity shareholders’ funds/(deficit)		38,580	16,693	(6,348)	37,184	5,753	(18,332)

The accompanying notes are an integral part of the financial statements.

Amarin Corporation plc

Consolidated cash flow statement for the year ended 31 December 2005

	Note	2005	2004	2003
		$’000	$’000	$’000

Net cash outflow from operating activities		(18,115)	(10,140)	(15,051)

Returns on investment and servicing of finance
Interest received		395	139	65
Interest paid on loans and overdrafts		(62)	(173)	(2,726)
Interest paid on finance leases		(3)	—	(31)

Net cash inflow/(outflow) from returns on investments and servicing finance		330	(34)	(2,692)

Taxation
Corporation tax refund/(paid)		479	(553)	(2,761)

Capital expenditure and financial investment
Purchase of intangible fixed assets		—	(7,894)	(16,102)
Purchase of tangible fixed assets		(135)	(9)	(662)
Proceeds on sale of intangible fixed assets		—	36,400	—

Net cash (outflow)/inflow from capital expenditure and financial investment		(135)	28,497	(16,764)
Acquisitions and disposals
Acquisition costs for purchase of Amarin Neuroscience Limited	3	—	(813)	—
Net overdrafts and loans acquired on the acquisition of Amarin Neuroscience Limited	3	—	(2,740)	—
Cash outflow on disposal of Amarin Pharmaceuticals Inc shares and US operations	11	—	(10,167)	—
Cash eliminated on disposal of US operations	11	—	(1,801)	—
Cash received on disposal of Swedish operations	11	—	750	13,375
Cash balance gained on disposal of Swedish operations	11	—	—	329

Cash (outflow)/inflow before management of liquid resources and financing		(17,441)	2,999	(23,564)

Financing
Issue of ordinary share capital		42,538	12,775	21,212
Expenses of issue of ordinary share capital	32	(1,344)	(953)	(2,104)
New loans		—	11,894	—
Repayment of principal on bank and other loans	38	—	(18,195)	(17,500)
Repayment of principal under finance leases	37	(8)	—	(212)

Net cash inflow from financing		41,186	5,521	1,396

Increase/(decrease) in cash	36	23,745	8,520	(22,168)

The accompanying notes are an integral part of the financial statements.

Amarin Corporation plc

Reconciliation of operating loss to net cash outflow from operating activities

	2005	2004	2003
	$’000	$’000	$’000

Continuing operations
Operating loss from continuing operations	(18,908)	(9,927)	(6,200)
Depreciation on tangible fixed assets	135	155	95
Amortization of intangible fixed assets	675	599	576
(Increase) in trade debtors	—	—	(21)
(Increase)/decrease in other debtors	(560)	661	(55)
Decrease/(increase) in prepayments and accrued income	6	(399)	(217)
(Decrease)/increase in trade creditors	(309)	421	648
Increase/(decrease) in other creditors	641	(4,066)	—
(Decrease)/increase in other taxation and social security	(78)	77	(34)
Increase in accruals and deferred income	955	1,320	299
(Decrease)/increase in provisions	(672)	32	(50)

Net cash outflow from continuing operating activities	(18,115)	(11,127)	(4,959)

Discontinued operations
Operating loss from discontinued operations	—	(1,165)	(32,621)
Depreciation on tangible fixed assets	—	—	456
Amortization of intangible fixed assets	—	—	4,890
Impairment of intangible fixed assets	—	—	10,095
(Increase)/decrease in stocks	—	(550)	5,016
Decrease in trade debtors	—	418	12,521
Decrease in other debtors	—	107	420
Decrease/(increase) in prepayments and accrued income	—	860	(293)
(Decrease)/increase in trade creditors	—	(2,546)	193
Increase/(decrease) in other creditors	—	3,784	(14,786)
(Decrease) in other taxation and social security	—	(45)	(236)
Increase in accruals and deferred income	—	124	4,253

Net cash inflow/(outflow) from discontinued operating activities	—	987	(10,092)

Total net cash outflow from operating activities	(18,115)	(10,140)	(15,051)

Details of exceptional cashflows are discussed in note 4.

The accompanying notes are an integral part of the financial statements.

Amarin Corporation plc

Notes to the financial statements
for the year ended 31 December 2005

1.	Basis of preparation

Going concern and liquidity

At December 31, 2005, Amarin had a cash balance of $33.9 million and the directors forecast that the Company will have sufficient cash to fund operations into the fourth quarter of 2007. Amarin raised gross proceeds of $46.3 million in aggregate over the nine month period ended January 31, 2006. The directors therefore believe that it is appropriate that these financial statements are prepared on a going concern basis. This basis of preparation assumes that the Company will continue in operational existence for the foreseeable future.

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

The Company has taken the exemption permitted within FRS 25 “Financial instruments: disclosure and presentation” from restating comparative amounts. The Company’s preference shares and the related dividends have therefore not been reclassified as liabilities and interest respectively.

Basis of accounting

The financial statements are prepared in accordance with the historical cost convention.

Basis of consolidation

The consolidated financial statements include the Company and all its subsidiary undertakings. The turnover and results of subsidiary companies are included in the financial statements from the date of acquisition.

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

Research and development expenditure

On an ongoing basis the Group undertakes research and development, including clinical trials to establish and provide evidence of product efficacy. All research and development costs are written off as incurred and are included within operating expenses, as disclosed in note 8. Research and development costs include staff costs, professional and contractor fees, materials and external services.

Pre-launch costs

Prior to launch of a new pharmaceutical product, the Group may incur significant pre-launch marketing costs. Such costs are expensed as incurred.

Advertising costs

The Group has adopted an accounting policy for advertising costs whereby they are expensed as incurred. For the year ended 31 December 2005 costs incurred were $nil (31 December 2004:$nil, 31 December 2003: $250,000).

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

Finance and operating leases

Costs in respect of operating leases are charged to the profit and loss account on a straight-line basis over the lease term. Where fixed assets are financed by leasing arrangements which transfer to the Group substantially all the benefits and risks of ownership, the assets are treated as if they had been purchased outright and are included in tangible fixed assets. The capital element of the leasing commitments is shown as obligations under finance leases. The lease rentals are treated as consisting of capital and interest elements. The capital element is applied to reduce the outstanding obligations and the interest element is charged against profit in proportion to the reducing capital element outstanding. Assets held under finance leases are depreciated over the shorter of the lease terms and the useful lives of equivalent owned assets.

Foreign currencies

Where it is considered that the functional currency of an operation is US dollars, the financial statements are expressed in US dollars on the following basis:

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

In certain circumstances when a subsidiary’s operations are very closely interlinked with those of the company, the temporal method is used on consolidation. Under the temporal method all of the subsidiary’s transactions are treated as if they had been entered into by the company itself and all of the subsidiary’s assets and liabilities are treated as though they belong directly to the company. Amarin considers that its acquired subsidiary, Amarin Neuroscience Limited (formerly Laxdale Limited), whose functional currency is sterling, and its newly formed subsidiary, Amarin Ireland Pharmaceuticals, whose functional currency is Euro, both fulfil the criteria for use of the temporal method and accordingly, they have been translated for consolidation on the basis described by points a-d above.

For other operations, assets and liabilities of subsidiaries are translated into the Group’s functional currency at rates of exchange ruling at the end of the financial year and the results of subsidiaries are translated at the average rate of exchange for the year. Differences on exchange arising from the retranslation of the opening net investment in subsidiary companies, and from the translation of the results of those companies at average rate, are taken to reserves and are reported in the statement of total recognized gains and losses. This method is known as the closing rate method.

All other foreign exchange differences are taken to the profit and loss account in the year in which they arise.

Financial instruments

Current asset investments are stated at the lower of cost and net realizable value. If there is no longer any market available for them, then the carrying value will be written down accordingly. Gains or losses on sale of such items will be recognized in the profit and loss account in the period in which the transaction takes place.

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

Income under license agreements is recognized when amounts have been earned through the achievement of specific milestones set forth in those agreements and/or the costs to attain those milestones have been incurred by the Group. A minority of the license agreements provide that if the Group materially breaches the agreement or fails to achieve required milestones, the Group would be required to refund all or a specified portion of the income received under the agreement. No provision is included for repayments of such income if the directors consider that this eventuality is remote. All such revenue under this minority of license agreements relates to operations that are classified in 2004 as discontinued following the disposal of API and ADAB.

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

Risks and uncertainties

The value of the Group’s patent and proprietary rights will be affected by its ability to obtain and preserve patent protection for its products and trade secrets, and by the emergence of competing technologies over time. In particular, the value of the intangible assets described in note 19 could be severely affected by changes in the status of the Group’s patent and proprietary rights.

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

Nature of operations

During 2003 the principal activities of the Group comprised the marketing and distribution of pharmaceutical products and the provision of drug delivery and development services to third party pharmaceutical companies. Following the sale of the Group’s US operations on 25 February 2004 and its drug delivery business on 28 October 2003, and the acquisition of Laxdale Limited on 8 October 2004, the Group refocused as a neuroscience organization focused on the research, development and commercialization of novel drugs for the treatment of central nervous system disorders.

Restatement of comparatives

On 28 October 2003, the Group disposed of its entire interests in its Swedish drug delivery and development business comprising Gacell Holdings AB and Amarin Development (Sweden) AB. On 25 February 2004, the Group disposed of its entire interests in Amarin Pharmaceuticals Inc. In 2004, in accordance with UK GAAP (FRS 3 ’Reporting Financial Performance’), the Group classified both these transactions as discontinued and restated the comparatives on this basis.

Patent costs

The Group undertakes to protect its intellectual property using patent applications. Costs associated with such applications are written off as incurred.

Treasury shares

During October 2004, Amarin concluded the acquisition of Amarin Neuroscience Limited. Amarin Neuroscience Limited has a shareholding in Amarin dating back to November 2000. Under UITF 37 `Purchases and sales of own shares’ these shares are re-classified as `treasury shares’ from investments, where they are recorded in Amarin Neuroscience’s single entity financial statements, and included as a deduction from shareholders’ funds. These shares are carried at the fair value, being market value, as at the date of acquisition, 8 October 2004.

Government grants

During 2005, the group received a grant under an EU program. Amounts received under the grant are used to defray specifically qualifying research and development expenditure and are offset against these costs in the accounts. Grants relating to categories of operating expenditures are credited to the profit and loss account (as other operating income) in the period in which the expenditure to which they relate is charged. The total amount offset in 2005 was $2,000 (nil in 2004 and 2003). There is no provision for repayment of this grant.

3.	Acquisitions

On October 8, 2004, Amarin Corporation plc, declared its offer for the shares of Amarin Neuroscience Limited (formerly Laxdale Limited) wholly unconditional and on that date acquired 100% of the outstanding Laxdale shares (the “Acquisition”). The results of Laxdale from the date of acquisition are included in the consolidated profit and loss account for the Group. Laxdale’s net liabilities are consolidated within the consolidated balance sheet at 31 December 2004 and at 31 December 2005.

The acquisition of Laxdale Limited allows Amarin to pursue its goal of becoming a leader in the research, development and commercialization of novel drugs for CNS disorders. Vertically integrating its development partner, improves the economics for Amarin by reducing royalties payable outside the Group, expands the territories in which Amarin can commercialize the underlying product from the US to include Europe and Japan and gives Amarin direct control over the development of products from the intellectual property rights acquired.

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

The final purchase price was dependent on the final direct acquisition costs together with the contingent consideration which may become payable, in the future, on the achievement of certain approval milestones. Further consideration may become payable upon marketing approval being obtained for approval of products (covered by Laxdale’s intellectual property) by the US Food and Drug Administration (“FDA”) and European Medicines Agency (“EMEA”) approval. The first approval obtained in the US and Europe would result in additional consideration of £7,500,000 payable (approximately $14,500,000 at 2004 year end exchange rates) for each approval to the vendors of Laxdale Limited. The second approval obtained in the US and Europe would result in additional consideration of £5,000,000 payable (approximately $9,600,000 at 2004 year end exchange rates) for each approval, to the vendors of Laxdale Limited. Such additional consideration may be paid in cash or shares at the sole option of each of the vendors (see note 34) and would increase the carrying value of the intangible fixed assets and result in an increased amortization charge over the remaining useful economic life of these assets.

Fair value table

	Laxdale		Total
	book	Total	fair
	value	adjustments	value
	$’000	$’000	$’000

Intangible fixed assets	—	6,858	6,858
Tangible fixed assets	218	—	218
Investments	282	(65)	217
Debtors	1,059	—	1,059
Cash and overdrafts	(882)	—	(882)
Creditors	(2,877)	—	(2,877)

Net (liabilities)/assets acquired	(2,200)	6,793	4,593

Consideration	No. of Shares (’000)	$

— shares issued at fair value (market value)	3,500	1.08	3,780
— Other costs of acquisition			813

Goodwill			—

The Laxdale book values on acquisition were derived from audited management accounts, prepared in pounds sterling and translated into US dollars at the acquisition date exchange rate. Included in creditors were amounts loaned of $1,858,000, which together with the overdraft of $882,000 gave rise to $2,740,000 net overdrafts and loans acquired by the Group on the acquisition.

Fair value adjustments were considered for all assets/liabilities present on Laxdale’s balance sheet at the date of acquisition (8 October 2004). For asset classes other than intangible fixed assets and investments, no fair value adjustments were made by the directors due to materiality and specifically, the ongoing use of certain items such as tangible fixed assets and the proximity to settlement for the other current assets and liabilities. Other pre-acquisition additional liabilities were considered by the directors but none were noted as they did not meet the FRS 7 definitions in that there were no demonstrable commitments that would happen irrespective of the acquisition being consummated or not. Accordingly no provisions for reorganization and restructuring costs have been included in the fair value of assets and liabilities acquired.

The most significant fair value (revaluation) adjustment was the recognition of an intangible asset, representing intellectual property rights. The recognition criteria for intangible assets of separability (can be disposed of separately from the company as a whole) and control (either via custody or legal/contractual rights) are met, as is the definition of an asset, being the right to future economic benefits. Measurement of the intangible asset was achieved by discounted cashflow analysis resulting in a valuation which was then capped such that negative goodwill did not arise. This gave rise to the recognition of an intangible asset, representing intellectual property rights of $6,858,000.

Laxdale has a shareholding in Amarin (see note 32). The fair value (revaluation) adjustment to investments, of $65,000, wrote down the value of these shares from that held within Laxdale’s financial statements to the market value at 8 October 2004. This value was $1.08 per share.

Laxdale’s last accounting reference date prior to its acquisition was for the year ended 31 March 2004. Details are provided below for Laxdale’s results, under UK GAAP, for the year ended 31 March 2004 and for the pre-acquisition period of 1 April 2004 to 8 October 2004.

	Period 1 April
	2004 to	Year ended
	8 October	31 March
	2004	2004
	$’000	$’000

Income from licensing	—	3,054
Research & development	(538)	(3,045)
Other operating costs	(1,839)	(3,114)

Operating loss	(2,377)	(3,105)
Interest receivable and similar income	—	20
Interest payable and similar charges	(52)	(1)

Loss on ordinary activities before tax	(2,429)	(3,086)
Taxation	188	399

Loss for the period transferred to reserves	(2,241)	(2,687)

All recognized gains and losses are included within Laxdale’s profit and loss account above.

Laxdale prepares its accounts in sterling; these have been translated into US dollars using the average rates for the periods stated above.

4.	Reporting financial performance and analysis of exceptional items

The following three tables show the Group’s activities, for each of 2005, 2004 and 2003 analysed into continuing and discontinued activities. Continuing activities is further analysed into existing activities and acquisitions for 2004 and 2003.

Continuing
activities - total
2005 analysis of activities	2005
$’000

Revenue:
Licensing & development fees	500

Total revenue	500
Total gross profit	500
Net operating expenses:
Research & development	8,314
Selling, general & administrative	9,767
Amortization of intangible assets	675
Reorganization costs	652

Total net operating expenses	19,408

Total selling, general & administrative	11,094
Total research & development	8,314

Total operating expenses	19,408

Operating (loss)	(18,908)

Revenue in total relates to licensing fees received by Amarin, associated with the licensing of exclusive worldwide rights for the treatment of fatigue in patients suffering from multiple sclerosis to Multicell Technologies Inc.

Included in research and development expenses is $2,000 relating to grant income.

	Continuing	Continuing
	activities -	activities -	Continuing	Discontinued	Total
	existing	acquisition	activities - total	activities	activities
2004 analysis of activities	2004	2004	2004	2004	2004
	$’000	$’000	$’000	$’000	$’000

Revenue:
Product sales & royalties	—	—	—	1,017	1,017

Total revenue	—	—	—	1,017	1,017
Total cost of sales — direct costs	—	—	—	107	107
Total gross profit	—	—	—	910	910
Operating expenses/(income):
Research & development	—	981	981	2,500	3,481
Selling, general & administrative	6,399	1,057	7,456	1,575	9,031
Amortization of intangible assets	497	102	599	—	599
Non recurring payment	—	891	891	—	891
Other income — Valeant settlement	—	—	—	(2,000)	(2,000)

Total operating expenses	6,896	3,031	9,927	2,075	12,002

Total selling, general & administrative	6,896	2,050	8,946	1,575	10,521
Total research & development	—	981	981	2,500	3,481
Other income — Valeant settlement	—	—	—	(2,000)	(2,000)

Total operating expenses	6,896	3,031	9,927	2,075	12,002

Operating (loss)	(6,896)	(3,031)	(9,927)	(1,165)	(11,092)

Discontinued revenue included $91,000 related to royalties received by Amarin, associated with the intangible product rights sold to Valeant. $926,000 related to product sales and royalties from API.

	Continuing	Continuing	Continuing
	activities -	activities -	activities -	Discontinued
	existing	acquisition	total	activities	Total
2003 analysis of activities	2003	2003	2003	2003	2003
	$’000	$’000	$’000	$’000	$’000

Revenue:
Licensing & development fees	—	—	—	1,715	1,715
Product sales & royalties	—	—	—	5,650	5,650

Total revenue	—	—	—	7,365	7,365
Total cost of sales — direct costs	—	—	—	11,912	11,912
Total gross profit	—	—	—	(4,547)	(4,547)
Operating expenses/(income):
Research & development	—	—	—	5,442	5,442
Selling, general & administrative	5,624	—	5,624	15,147	20,771
Amortization of intangible assets	576	—	576	4,890	5,466
Gain on renegotiation of Elan debt	—	—	—	(7,500)	(7,500)
Impairment charges	—	—	—	10,095	10,095

Total operating expenses	6,200	—	6,200	28,074	34,274

Total selling, general & administrative	6,200	—	6,200	22,632	28,832
Total research & development	—	—	—	5,442	5,442

Total operating expenses	6,200	—	6,200	28,074	34,274

Operating (loss)	(6,200)	—	(6,200)	(32,621)	(38,821)

Summary extraction of exceptional items

Exceptional items which are included within operating expenses are extracted and explained below.

	Note	2005	2004	2003
		$’000	$’000	$’000

Turnover
Discontinued operations		—	—	(10,624)

Cost of sales
Discontinued operations	7	—	—	(4,680)

Operating expenses — discontinued operations
Administrative expenses
Gain on renegotiation of related party liability	8,25,41	—	—	7,500
Impairment of Primary Care Portfolio carrying value	8,19	—	—	(695)
Impairment of Permax carrying value	8,19	—	—	(9,400)
Other income — Valeant settlement		—	2,000	—

		—	2,000	(2,595)

Operating expenses — continuing operations
Administrative expenses
Non recurring payment		—	(891)	—
Redundancy	6	441	—	—
Property	6	187	—	—
Other	6	24	—	—

		652	1,109	(2,595)

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

The Group operates in, and is managed as, a single segment. The majority of discontinued sales were made to companies based in the United States. The following analysis is of revenue by geographical segment, by destination and by origin, of net (loss)/profit and net assets/(liabilities) by companies in each territory. Analysis is also provided of revenue by class and also of long-lived assets by geographical location.

Sales by destination	2005	2004	2003
	$’000	$’000	$’000

North America — continuing operations	500	—	—
North America — discontinued operations	—	1,017	2,683
Europe — discontinued operations	—	—	4,682

Total operations	500	1,017	7,365

Sales by origin	2005	2004	2003
	$’000	$’000	$’000

United Kingdom — continuing operations	500	—	—
North America — discontinued operations	—	1,017	2,683
Europe — discontinued operations	—	—	4,682

Total operations	500	1,017	7,365

(Loss)/profit on ordinary activities before interest	2005	2004	2003
	$’000	$’000	$’000

United Kingdom — continuing operations — existing	(17,897)	(6,896)	(6,200)
United Kingdom — continuing operations — acquisition	—	(3,031)	—
North America — discontinued operations	—	20,300	(23,637)
Europe — continuing operations	(1,011)	—	—
Europe — discontinued operations	—	750	4,092

	(18,908)	11,123	(25,745)

Net assets/(liabilities)	2005	2004	2003
	$’000	$’000	$’000

Geographical segment
United Kingdom	39,591	16,693	(10,202)
Europe	(1,011)	—	—
North America	—	—	3,854

	38,580	16,693	(6,348)

Sales analysis by class of business	2005	2004	2003
	$’000	$’000	$’000

Licensing and development fees — continuing operations	500	—	—
Licensing and development fees — discontinued operations	—	91	1,697
Product sales and royalties — discontinued operations	—	926	5,668

Total operations	500	1,017	7,365

Long lived assets by geographical location	2005	2004	2003
	$’000	$’000	$’000

United Kingdom	10,055	10,729	32,049
Europe	32	—	—
North America	—	—	731

	10,087	10,729	32,780

Significant customers

During the years ended 31 December the following percentages of the Group’s revenues were from:

	2005	2004	2003
	%	%	%

Top customer	100	—	54
Next 4 largest	—	—	36

For 2005, revenue relates to one customer in the United States of America. For 2004, revenues related to discontinued activities for which details of significant customers was not available following the API disposal in February 2004. For 2003, significant customers were located in the United States of America.

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

6.	Exceptional operating expenses

	2005	2004	2003
	$’000	$’000	$’000

Redundancy	441	—	—
Property	187	—	—
Income from Valeant settlement	—	(2,000)	—
Non recurring payment	—	891	—
Gain on renegotiation of related party liability	—	—	(7,500)
Impairment of Primary Care Portfolio carrying value	—	—	695
Impairment of Permax carrying value	—	—	9,400
Other	24	—	—

Total	652	(1,109)	2,595

During 2005, the Company recorded reorganization charges to align the business for maximum efficiency. Amarin’s reorganization plan, once completed will result in a reduction in headcount, the relocation of the research and development function to the South East of England and the consolidation of administrative functions in Dublin, Ireland. In determining the charges to record, the directors made certain estimates and judgments surrounding the amounts ultimately to be paid for the actions the Company has taken or is committed to taking. At December 31, 2005, there are various accruals recorded for the costs to terminate employee’s contracts and exit certain facilities and lease obligations, which may be adjusted periodically for either resolution of certain contractual commitments or changes in estimates.

7.	Cost of sales

	Note	2005	2004	2003
		$’000	$’000	$’000

Cost of sales		—	107	7,232
Exceptional item	4	—	—	4,680

		—	107	11,912
Analyzed:
Continuing operations		—	—	—
Discontinued operations		—	107	11,912

Total cost of sales		—	107	11,912

As described in note 11, Amarin sold the majority of its US operations to Valeant in February 2004.

During 2003, the Company recorded charges of $4,518,000 in respect of Permax inventory write-offs because of the deterioration in sales following the launch of a generic competitor in December 2002. Inventory losses of $762,000 arose on the primary care line of products. Offsetting these charges was a $600,000 reduction in Permax royalty relating to the exceptional reductions in revenues.

8.	Operating expenses

	Note	2005	2004	2003
		$’000	$’000	$’000

Administrative and general expenses		9,767	8,166	11,363
Gain on renegotiation of related party liability	25,41	—	—	(7,500)
Amortization of intangible fixed assets	19	675	599	5,466
Impairment of Primary Care Portfolio carrying value	19	—	—	695
Impairment of Permax carrying value	19	—	—	9,400
Other income — Valeant settlement	38	—	(2,000)	—
Non recurring payment	4	—	891	—
Reorganization costs		652	—	—

Total administrative expenses		11,094	7,656	19,424
Distribution costs — selling and marketing
Discontinued operations		—	865	9,408

Total selling, administrative and general		11,094	8,521	28,832

Analyzed:
Continuing operations — existing operations		11,094	6,896	6,200
Continuing operations — acquisitions		—	2,050	—

Total continuing operations		11,094	8,946	6,200
Discontinued operations		—	(425)	22,632

		11,094	8,521	28,832
Research and development costs
Continuing operations		8,314	981	—
Discontinued operations		—	2,500	5,442

Total operating expenses		19,408	12,002	34,274

Research and development costs include staff costs, professional and contractor fees, materials and external services.

9.	Directors’ emoluments

	2005	2004	2003
	$’000	$’000	$’000

Aggregate emoluments	1,795	1,213	1,137
Company pension contributions to money purchase Schemes	136	44	30

	1,931	1,257	1,167

The Company paid or accrued pension contributions to money purchase pension schemes on behalf of two directors (years to 31 December 2004: two directors; 31 December 2003: one director).

T G Lynch waived emoluments in respect of the year ended 31 December 2005 amounting to $45,000 (years to 31 December 2004 and 2003: $46,000 and $41,000 respectively). Also, J Groom waived emoluments in respect of the year ended 31 December 2005 amounting to $45,000 (years to 31 December 2004 and 2003; $46,000 and $41,000 respectively).

Total remuneration of directors (including benefits in kind) includes amounts paid to:

Highest paid director

	2005	2004	2003
	$’000	$’000	$’000

Aggregate emoluments	830	638	581
Company pension contributions to money purchase Schemes	33	33	30

	863	671	611

During each of the years ended 31 December 2005, 2004 and 2003, no director exercised options.

10.	Employee information

The average monthly number of persons (including executive directors) employed by the Group during the year was:

	2005	2004	2003
	Number	Number	Number

Marketing and administration	12	15	50
Research and development	11	3	25
Computing	—	—	2
Laboratory	—	—	13

	23	18	90

	2005	2004	2003
	$’000	$’000	$’000

Staff costs (for the above persons):
Wages and salaries	4,171	3,479	9,366
Social security costs	462	452	1,023
Other pension costs	244	111	160

	4,877	4,042	10,549

At the end of 2005, the Group employed 22 people.

The average monthly number of persons (including executive directors) employed by the Company during the year was:

	2005	2004	2003
	Number	Number	Number

Marketing and administration	8	8	9

	2005	2004	2003
	$’000	$’000	$’000

Staff costs (for the above persons):
Wages and salaries	2,165	2,283	3,378
Social security costs	256	289	372
Other pension costs	46	77	80

	2,467	2,649	3,830

At the end of 2005, the Company employed 5 people.

11.	Profit/(loss) on disposal of discontinued operations

	2005	2004	2003
	$’000	$’000	$’000

Profit on sale Gacell Holdings AB and Amarin Development (Sweden) AB	—	750	13,076
Loss on disposal of US operations and certain products	—	(3,143)	—
Gain on settlement of debt on related sale of distribution rights	—	24,608	—

	—	22,215	13,076

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

The 2003 disposal comprised Gacell Holdings AB and Amarin Development (Sweden) AB, as follows:

$’000

Intangible fixed assets	145
Tangible fixed assets	1,029
Stock	59
Debtors	1,501
Cash	(329)
Creditors	(1,506)

899
Profit on disposal	13,076

Consideration — net of expenses and escrow	13,975

Gross proceeds	15,000
Less post closing working capital adjustment	(150)
Less retention for potential claims	(750)
Less legal fees	(125)

13,975

As at 31 December 2003, $600,000 of the consideration was outstanding and was included within other debtors. This was received in 2004. The consolidated profit and loss account of Gacell and Amarin Development through to the date of disposal, consolidated in the Group profit and loss account as discontinued operations was as follows:

Year ended 31
December
2003
$’000

Turnover
Royalties and product sales	2,860
Licensing and development fees	1,697
Services	19

Total turnover from discontinued operations	4,576
Cost of sales	(1,254)

Gross profit	3,322
Operating expenses
Research and development	(3,731)
Selling, general and administrative expenses	(987)

Total operating expenses from discontinued operations	(4,718)

Operating (loss) and (loss) from discontinued operations	(1,396)

Loss on disposal of US operations and certain products

During February 2004, Amarin sold the majority of its US operations to Valeant. This sale, which resulted in a loss of $2.3 million, comprised Amarin’s U.S.-based subsidiary, API, the entirety of its marketed U.S. products (comprising the primary care portfolio and Permax) and its rights to the development compound Zelapar.

Additionally, Amarin has an obligation to pay the rent on the now vacant premises formerly occupied by its US operations (see note 28). Amarin paid $176,000 in rent during 2004, under this lease. The value of the remaining obligation, less managements’ estimate of future sub-lease income, was $655,000 at 31 December 2004. This was included within provisions for liabilities and charges at 31 December 2004 and included in the loss on disposal. In prior years, these premises were fully utilized by API and so no provision arose. In November 2005, Amarin signed an agreement with the landlord terminating the lease on payment of a $500,000 termination penalty. $300,000 of this penalty was paid in December 2005. The remaining balance was due within 30 days of the 22 December 2005 financing (see note 28). The remaining balance was paid on 19 January 2006. Included in other creditors within one year is an amount for $200,000 which relates to the remaining balance.

$’000

Loss on disposal in February 2004 (see table below)	2,312
Rent paid during 2004 by Amarin	176
Estimated obligation less sublease income	655

Total loss on disposal for 2004	3,143

Book Value
$’000

Intangible fixed assets — product rights	35,600
Tangible fixed assets	675
Stock	3,201
Cash	1,801
Creditors	(12,580)

28,697
Loss on disposal	(2,312)

Consideration — net of expenses	26,385

Gross proceeds	38,000
Less inventory management fees	(9,300)
Less legal and transaction fees	(2,315)

Consideration — net of expenses	26,385

Summary of key cash inflows/(outflows)
$ million

Proceeds from disposal of intangible fixed assets	36.4

Proceeds on disposal of shares in API	1.6
Inventory management fees	(9.3)
Legal and transaction fees	(2.3)
Mill Valley lease payments	(0.2)

(10.2)

The profit and loss account of the US business sold to Valeant Pharmaceuticals International on 25 February 2004 that was also considered in the Group profit and loss account as discontinued operations is as follows:

US Business sold 25 February 2004

	Period ended	Year ended
	25 February	31 December
	2004	2003
	$’000	$’000

Turnover
Royalties and product sales	926	2,683

Total turnover from discontinued operations	926	2,683
Cost of sales	(107)	(10,659)

Gross profit/(loss)	819	(7,976)
Operating expenses
Research and development	—	(1,711)
Selling, general and administrative expenses	(1,575)	(13,950)

Total operating expenses from discontinued operations	(1,575)	(15,661)

Operating (loss) and (loss) from discontinued operations	(756)	(23,637)

Gain on settlement of debt on related sale of distribution rights

In February 2004, upon closing the sale of the US operations and certain product rights to Valeant Pharmaceuticals International, Amarin settled its debt obligations with Elan through a cash payment of $17.195 million (part of which represented the cost of acquiring Zelapartm that was concurrently sold to Valeant), issuing a new $5 million 5-year loan note and issuing 500,000 warrants over ordinary shares. An additional $1 million was paid to Elan in November 2004, following the settlement of the dispute with Valeant. Details of the Elan debt settlement are explained more fully in the creditor’s notes 25 and 26, major non-cash transactions note 38 and the related party note 41. The settlement with Elan resulted in a gain of $24.6 million.

12.	Interest receivable and similar income

	2005	2004	2003
	$’000	$’000	$’000

Bank interest receivable and similar income	394	105	65
Other interest receivable	1	34	—
Foreign exchange gain and related income	—	409	—

	395	548	65

At 31 December 2004, the foreign exchange gain arises on the translation of cash balances in Amarin Corporation plc.

13.	Interest payable and similar charges

	2005	2004	2003
	$’000	$’000	$’000

On bank overdrafts	—	6	3
On other loans	62	283	866
On finance leases	3	—	31
Foreign exchange loss	827	37	—

	892	326	900

At 31 December 2005, the foreign exchange loss arises on the translation of euro and sterling cash and overdraft balances into US dollars on the consolidation of Amarin Corporation plc and Amarin Neuroscience Limited using the temporal method. At 31 December 2004, the foreign exchange loss arises on the translation of cash and overdraft balances on the consolidation of Amarin Neuroscience Limited using the temporal method.

14.	(Loss)/profit on ordinary activities before taxation

	2005	2004	2003
	$’000	$’000	$’000

(Loss)/profit on ordinary activities before taxation is stated after charging/(crediting):
Depreciation/amortization charge for the period:
Intangible fixed assets	675	599	5,466
Tangible owned fixed assets	127	155	417
Tangible fixed assets held under finance leases	8	—	134
Auditors’ remuneration for audit of Group
Statutory audit services	230	251	157
Further assurance services	175	249	255
Auditors’ remuneration for non-audit work
Tax services
Compliance services	16	41	25
Advisory services	90	63	90
Operating lease charges
Plant and machinery	51	43	85
Other	886	1,091	1,174
Foreign exchange difference arising on retranslation of net investment in subsidiaries	(939)	302	—

Auditors’ remuneration in relation to the statutory audit of the Company is estimated to be $195,000 for the year ended 31 December 2005 ($183,000 and $157,000 for the years ended 31 December 2004 and 2003 respectively).

In order to maintain the independence of the external auditors, the Board has determined policies as to what non-audit services can be provided by the company’s external auditors and the approval processes related to them. Under these policies the Board has agreed that the external auditors should be excluded from providing management, strategic, IT consultancy and all other non-audit and non-tax related services, unless the firm appointed as external auditor is:

•	the only provider of the specific expertise/service required: or

•	the clear leader in the provision of the service on a competitively priced basis.

As auditors, PricewaterhouseCoopers LLP will undertake work that they are best placed to complete.

15.	Taxation

	2005	2004	2003
	$’000	$’000	$’000

Tax on (loss)/profit on ordinary activities:
United Kingdom corporation tax at 30%: current year	(698)	(167)	—
Overseas taxation: current year	—	—	144

Total current tax (credit)/charge	(698)	(167)	144
Deferred tax charge/(credit)	—	7,500	(7,500)

Total tax (credit)/charge	(698)	7,333	(7,356)

The following items represent the principal reasons for the differences between corporate income taxes computed at the United Kingdom statutory tax rate and the total current tax charge for the year.

	2005	2004	2003
	$’000	$’000	$’000

(Loss)/profit on ordinary activities before tax	(19,405)	11,345	(26,580)

(Loss)/profit on ordinary activities multiplied by standard rate of corporate tax in the UK of 30%	(5,822)	3,404	(7,974)
Overseas tax and adjustments in respect of foreign tax rates	35	—	35
Accelerated capital allowances and other timing differences	4,969	(3,701)	14,847
Research and development tax credit relief	559	40	—
Expenses not deductible for tax purposes	(439)	90	(6,764)
Adjustments to tax charge in respect of previous period	—	—	—

Total current tax (credit)/charge	(698)	(167)	144

In the UK, the applicable statutory rate for Corporate income tax was 30% for the years ended 31 December 2003, 2004 and 2005.

The corporate tax rate in Ireland is 12.5% for profits on trading activities and 25% for non-trading activities.

Losses carried forward in Amarin Corporation plc at 31 December 2005 were $39,848,000 (31 December 2004: $31,715,000, 31 December 2003: $41,690,000) subject to confirmation by UK tax authorities. Under UK tax law, these losses can be carried forward indefinitely for set off against future profits of the same trade. Losses carried forward in Amarin Neuroscience Limited at 31 December 2005 were $21,412,000 (31 December 2004: $14,451,000) subject to confirmation by UK tax authorities. The disposal of ADAB in 2003 and API in 2004 has had no impact on the carry forward of tax losses, or on the deferred tax assets. The acquisition of Laxdale during 2004 increased the group tax losses carried forward by £13,837,000 and the unrecognized deferred tax asset by £4,378,000.

Losses carried forward in Amarin Pharmaceuticals Ireland Limited at 31 December 2005 were $680,000 subject to confirmation by Irish tax authorities.

Deferred tax (Group and Company)

The deferred tax asset provided in the financial statements is as follows:

	2005	2004	2003
	$’000	$’000	$’000

Accelerated capital allowances	—	—	5,700
Short term timing differences	—	—	1,800

	—	—	7,500

$’000

Deferred tax provided at 1 January 2003	—
Deferred tax credited to profit and loss account	(7,500)

At 31 December 2003 and 1 January 2004	(7,500)
Deferred tax charged to profit and loss account	7,500

At 31 December 2004, 1 January 2005 and 31 December 2005	—

A deferred tax asset of $7,500,000 was accounted for by the Company and the Group in 2003 as the Company utilized timing differences, that reversed in 2004 against a gain on the settlement of Elan debt.

The Group has potential deferred tax asset as follows:

	2005	2004	2003
	$’000	$’000	$’000

Accelerated capital allowances	(19,249)	(19,199)	(12,237)
Short term timing differences	(3)	(4)	(557)
Losses	(18,701)	(13,666)	(12,507)

	(37,953)	(32,869)	(25,301)

In 2005, 2004 and 2003 high levels of corporate tax losses carried forward and insufficient certainty of future profitability resulted in unrecognized potential deferred tax assets of $37,953,000, $32,869,000 and $25,301,000 respectively. The deferred tax asset of $18,701,000 in respect of losses includes $153,000 of capital loss that can only be utilised against future capital gains.

During the years ended 31 December 2005, 2004 and 2003 the reconciling items in arriving at the current tax charge related to accelerated capital allowances, other short term timing differences, losses carried forward and expenses not deductible for tax purposes. The main timing difference related to losses that were carried forward for set off against future profits of the same trade. In 2003, the credit shown in expenses not deductible for tax purposes principally related to the gain on the disposal of ADAB, which is covered by substantial shareholding relief.

No tax liability arose on the disposal of Amarin Pharmaceutical Inc or Amarin Development (Sweden) AB.

16.	(Loss)/profit for the financial period

As permitted by section 230 of the Companies Act 1985, the Company’s profit and loss account has not been included in these financial statements. Of the consolidated loss attributable to the shareholders of Amarin Corporation plc a loss of $9,163,000 (31 December 2004: profit of $5,482,000, 31 December 2003: loss of $31,254,000) has been dealt with in the financial statements of the Company.

17.	(Loss)/profit per ordinary share

The (loss)/profit per ordinary share is as follows:

	2005	2004	2003
	$’000	$’000	$’000

(Loss)/profit for the financial year	(18,707)	4,012	(19,224)
Dividends credit/(payable) — non-equity	—	643	(24)

Net (loss)/profit attributable to ordinary shareholders	(18,707)	4,655	(19,248)

	US cents	US cents	US cents

Basic (loss)/profit per ordinary share	(40.0)	20.7	(112.6)
Fully diluted (loss)/profit per ordinary share	(40.0)	20.7	(112.6)

	Number	Number	Number

Weighted average number of ordinary shares in issue	46,590,299	22,510,767	17,093,400
Dilutive impact of share options outstanding	—	—	3,900

Fully diluted average number of ordinary shares in issue	46,590,299	22,510,767	17,097,300

Basic (loss)/profit per share is calculated by dividing the (loss)/profit attributable to ordinary shareholders by the weighted average number of ordinary shares in issue in the year. The (loss)/profit attributable to ordinary shareholders is the (loss)/profit remaining after non-equity dividends. In 2005, 200,797 (2004: 46,633) shares have been deducted in arriving at the weighted average number of ordinary shares in issue, being the weighted average number of treasury shares for the year.

Fully diluted (loss)/profit per share is calculated using the weighted average number of ordinary shares in issue adjusted to reflect the effect were the cumulative preference shares to be converted to additional ordinary shares, together with the effect of exercising those share options granted where the exercise price is less than the average market price of the ordinary shares during the year. For the purposes of calculating the fully diluted (loss)/profit per share, the potential dilution has not been assessed with regard to the future investment rights (see note 30). The Company reported a net loss from continuing operations in 2005, 2004 and 2003. As a result the loss per share is not reduced by dilution or the future investment right (see note 30).

18.	Dividends — non-equity

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

19.	Intangible fixed assets

Product rights
$’000

Group
Cost
At 1 January 2003	118,988
Disposal	(234)

At 31 December 2003 and 1 January 2004	118,754
Additions	7,894
Acquisitions	6,858
Disposals	(120,434)

At 31 December 2004, 1 January 2005, and 31 December 2005	13,072

Amortization
At 1 January 2003	71,533
Charge for the year	5,466
Eliminated on disposal	(89)
Impairment charge	10,095

At 31 December 2003 and at 1 January 2004	87,005
Charge for the year	599
Eliminated on disposal	(84,834)

At 31 December 2004 and at 1 January 2005	2,770
Charge for the year	675

At 31 December 2005	3,445

Net Book Value
Net book value at 31 December 2005	9,627

Net book value at 31 December 2004	10,302

Net book value at 31 December 2003	31,749

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

This was supported by a discounted cashflow model of future expected cash outflows, to complete the Miraxion phase III clinical trials for Huntington’s disease through to regulatory approvals in the US and Europe together with contingent consideration milestones payable to the Laxdale vendors on regulatory approval. Also considered were costs associated with bringing Miraxion and its indications to market and future income cashflows from the commercialization of these indications. The valuation from the model was capped to ensure negative goodwill did not arise (see note 3).

Amarin estimates that Miraxion’s first indication, for Huntington’s disease, will reach approval in late 2007 and subsequent launch by late 2007 or early 2008, subject to the time it takes to complete the ongoing phase III clinical trials and the response time from regulatory authorities. As is customary with any project, a delay in reaching key milestones will impact on Amarin’s cashflows and may result in Amarin reviewing its funding strategy. The model was adjusted for various risk factors such as approval and commercial execution risk.

Summary of key indications within the pipeline

Program	Indication	Status	Partners

Lipophilic Platform
Miraxion	Huntington’s disease	Phase III	Scil Biomedical GmbH (Germany, Austria, France, Benelux) Juste S.A.Q.F. (Spain, Portugal) Link Pharmaceuticals Ltd (UK, Ireland)
Miraxion	Depressive disorders	Phase II	Partner discussions on-going
Miraxion	Parkinson’s disease	Pre-clinical	—
Combinatorial Lipid Platform
Various	CNS disorders	Pre-clinical	—
LAX-200 Series
LAX-201	Major Depression in Women	Phase II	Seeking partner

MCT-125	Multiple Sclerosis Fatigue	Phase II	Multicell Technologies, Inc. (worldwide)

Additionally, we have assumed from Amarin Neuroscience a license agreement with a license to a marketing partner in Japan to develop, use, offer to sell, sell and distribute products in Japan utilizing certain of our intellectual property in the pharmaceutical fields of Huntington’s disease, depression, schizophrenia, dementia and other CNS indications.

Amarin is seeking a development and marketing partner for Miraxion in depression.

Historical movement on intangible fixed assets

During November 2000, Amarin acquired limited rights to Miraxion. On the date of acquiring Laxdale in 2004, the pre-existing intangible fixed asset had a net book value of approximately $3,611,000. The useful economic life remaining for this intangible fixed asset and the intangible acquired on purchase of Laxdale was determined as 15.5 years representing the time to patent expiry. The effect of this revision was a decrease in the amortization charge for the year of $79,000 on the intangible fixed asset purchased in November 2000.

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

In 2002, the Group exercised its option to acquire Elan’s entire US Permax rights, triggering the further consideration of $37,500,000 (approximately £25,733,000). The Permax asset was recorded at an amount equal to the total consideration paid, which included both the $37,500,000 in payments arising from the exercise of the option in 2002, as well as the $18,216,000 in value attributed to the option originally in 2001. In addition, with the exercise of the option, management reassessed the useful life of the distribution right and concluded that the remaining carrying amount of $12,060,000 (being the original $29,284,000 cost amortized up to the date the option was deemed to have been exercised — January 1, 2002) should be amortized over a remaining period of 14 years to match the life assigned to the Permax intangible acquired in March 2002.

On 1 January 2003, the Group’s functional and reporting currency was changed to US dollars from pounds sterling. Comparative data, which was historically reported in pounds sterling, was recalculated as if converted to US dollars at the 31 December 2002 closing exchange rate of $1.6099 to £1. Accordingly, the combined Permax intangibles had a carrying cost value of £58,081,000 which was converted to $93,505,000 and the Zelapar intangible had a carrying value of £66,000 which was converted to $106,000.

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

During 2003, the Group disposed of its Swedish drug delivery and development business (see note 11) and accordingly intangible assets with a carrying value of $145,000 were eliminated on disposal.

In 2002, the Company paid $100,000 (approximately £66,000) to Elan for an option to acquire exclusive US rights to Zelapar, a product in development for Parkinson’s disease. This product was sold on 25 February 2004. No impairment arose as the net realizable amount equaled its carrying value at the time of disposal.

Company

Product rights
$’000

Cost
At 1 January 2003 and at 1 January 2004	118,754
Additions	7,894
Disposals	(120,434)

At 31 December 2004, at 1 January 2005 and 31 December 2005	6,214

Amortization
At 1 January 2003	71,444
Charge for the year	5,466
Impairment charge	10,095

At 31 December 2003 and at 1 January 2004	87,005
Charge for the year	497
Eliminated on disposal	(84,834)

At 31 December 2004 and at 1 January 2005	2,668
Charge for the year	232

At 31 December 2005	2,900

Net book value at 31 December 2005	3,314

Net book value at 31 December 2004	3,546

Net book value at 31 December 2003	31,749

20.	Tangible fixed assets

Group

	Short	Plant and	Motor	Fixtures	Computer
Cost	leasehold	equipment	vehicles	and fittings	equipment	Total
	$’000	$’000	$’000	$’000	$’000	$’000

At 1 January 2003	655	4,160	85	778	969	6,647
Additions	—	365	—	55	242	662
Disposals	(362)	(4,350)	(85)	—	(504)	(5,301)

At 31 December 2003 and at 1 January 2004	293	175	—	833	707	2,008
Additions	—	—	—	—	9	9
Acquisitions	116	—	—	92	9	217
Disposals	—	(175)	—	(738)	(444)	(1,357)

At 31 December 2004 and at 1 January 2005	409	—	—	187	281	877
Additions	—	37	—	5	126	168
Disposals	—	—	—	—	(66)	(66)

At 31 December 2005	409	37	—	192	341	979

Accumulated depreciation
At 1 January 2003	61	3,255	64	145	736	4,261
Charge for the year	29	203	3	138	178	551
Eliminated on disposals	(10)	(3,334)	(67)	—	(424)	(3,835)

At 31 December 2003 and at 1 January 2004	80	124	—	283	490	977
Charge for the year	35	—	—	23	97	155
Eliminated on disposals	—	(124)	—	(236)	(322)	(682)

At 31 December 2004 and at 1 January 2005	115	—	—	70	265	450
Charge for the year	50	8	—	41	36	135
Eliminated on disposals	—	—	—	—	(66)	(66)

At 31 December 2005	165	8	—	111	235	519

Net book value
At 31 December 2005	244	29	—	81	106	460

At 31 December 2004	294	—	—	117	16	427

At 31 December 2003	213	51	—	550	217	1,031

Plant and equipment includes assets held under finance leases and purchase contracts as follows:

Cost	$’000

At 1 January 2003	902
Additions	319
Disposals	(1,221)

At 31 December 2003, 1 January 2004, 31 December 2004 and at 1 January 2005	—
Additions	33

At 31 December 2005	33

Accumulated depreciation
At 1 January 2003	804
Charge for year	134
Disposals	(938)

At 31 December 2003, 1 January 2004, 31 December 2004 and at 1 January 2005	—
Charge for the year	8

At 31 December 2005	8

Net book value
At 31 December 2005	25

At 31 December 2004	—

At 31 December 2003	—

	Short	Plant and	Motor	Fixtures	Computer
Company Cost	leasehold	equipment	vehicles	and fittings	equipment	Total
	$’000	$’000	$’000	$’000	$’000	$’000

At 1 January 2003	293	—	60	95	261	709
Additions	—	—	—	—	6	6
Disposals	—	—	(60)	—	—	(60)

At 31 December 2003 and at 1 January 2004	293	—	—	95	267	655
Additions	—	—	—	—	9	9
Disposals	—	—	—	—	(3)	(3)

At 31 December 2004 and at 1 January 2005	293	—	—	95	273	661
Additions	—	4	—	5	71	80
Disposals	—	—	—	—	(66)	(66)
Transferred to subsidiary undertaking	—	(4)	—	(5)	(32)	(41)

At 31 December 2005	293	—	—	95	246	634

Accumulated depreciation
At 1 January 2003	52	—	39	30	178	299
Charge for the year	28	—	—	16	51	95
Disposals	—	—	(39)	—	—	(39)

At 31 December 2003 and at 1 January 2004	80	—	—	46	229	355
Charge for the year	31	—	—	20	33	84
Disposals	—	—	—	—	(1)	(1)

At 31 December 2004 and at 1 January 2005	111	—	—	66	261	438
Charge for the year	29	—	—	19	26	74
Disposals	—	—	—	—	(66)	(66)
Transferred to subsidiary undertaking	—	—	—	—	(6)	(6)

At 31 December 2005	140	—	—	85	215	440

Net book value
At 31 December 2005	153	—	—	10	31	194

At 31 December 2004	182	—	—	29	12	223

At 31 December 2003	213	—	—	49	38	300

The Company had no tangible fixed assets under finance leases at 31 December 2005, 2004 or 2003.

21.	Fixed asset investments

Group

The Group had no fixed asset investments as 31 December 2005, 2004 or 2003.

Company

Group undertakings
$’000

Cost
At 1 January 2003 and 2004 and 31 December 2003	1,660
Additions	4,593

At 31 December 2004 and at 1 January and 31 December 2005	6,253

Interest in group undertakings at 31 December 2005

			Proportion of nominal
	Country of		value of issued share
	incorporation		capital held by the
Name of Undertaking	or registration	Description of shares held	Group	Company
			%	%

Amarin Pharmaceuticals Company Limited	England and Wales	1,599,925 £1 ordinary shares	100	100
Ethical Pharmaceuticals (UK) Limited	England and Wales	16,262 £1 ordinary shares	100	100
		11,735 £1 ‘A’ ordinary shares	100	100
		375,050 £1 redeemable cumulative preference shares	100	100
		5,421 £1 redeemable convertible cumulative preference shares	100	100
Amarin Neuroscience Limited	Scotland	4,000,000 £1 ordinary shares	100	100
Amarin Pharmaceuticals Ireland Limited	Ireland	100 €1 ordinary shares	100	100

Amarin Neuroscience Limited was acquired on 8 October 2004 and accounted for using acquisition accounting.

Amarin Pharmaceuticals Ireland Limited was incorporated on 5 October 2005 as a fully owned subsidiary of Amarin Corporation plc.

Research and development company

Amarin Neuroscience Limited.

Management services company

Amarin Pharmaceuticals Ireland Limited.

Intermediate holding company

Amarin Pharmaceuticals Company Limited.

Non trading company

Ethical Pharmaceuticals (UK) Limited.

In October 2003, the Group disposed of its interests in Gacell Holdings AB and Amarin Development (Sweden) AB. In February 2004, the Group disposed of its interests in the US sales and marketing business, Amarin Pharmaceuticals Inc.

22.	Stock

	Group			Company
	2005	2004	2003	2005	2004	2003
	$’000	$’000	$’000	$’000	$’000	$’000

Raw materials and consumables	—	—	274	—	—	274
Finished goods and goods for resale	—	—	2,377	—	—	2,377

	—	—	2,651	—	—	2,651

23.	Debtors

	Group			Company
	2005	2004	2003	2005	2004	2003
	$’000	$’000	$’000	$’000	$’000	$’000

Amounts falling due within one year
Trade debtors	—	—	418	—	—	418
Amounts owed by Group undertakings	—	—	—	12,966	5,418	1,417
Corporation tax receivable	1,312	1,103	—	—	—	—
Other debtors	772	212	916	199	124	916
Prepayments and accrued income	682	688	1,015	496	527	1,015

	2,766	2,003	2,349	13,661	6,069	3,766

No provision or charge against bad or doubtful debts has been made during 2005, 2004 or 2003. Included in other debtors at 31 December 2005 is an amount $1,445 (31 December 2004 and 2003: nil) advanced to one of our directors Richard Stewart to cover travel expenses. This amount will be offset against future expense claims as the expense is incurred.

Corporation tax receivable relates to tax credits for research and development held within Amarin Neuroscience Limited.

24.	Current asset investments

The Group holds an investment in Antares Pharma Inc. (“Antares”) (formerly Medi-Ject Corporation), which is listed on the American Stock Exchange (AMEX) in the United States. In 2002, the directors wrote off the carrying value of the investment in Antares. At 31 December 2005, the market value of this investment was $24,000 (31 December 2004: $21,000, 31 December 2003: $16,000).

25.	Creditors: amounts falling due within one year

	Group			Company
	2005	2004	2003	2005	2004	2003
	$’000	$’000	$’000	$’000	$’000	$’000

Current portion of other loans	—	—	31,500	—	—	31,500
Trade creditors	779	1,088	3,564	309	441	3,564
Amounts owed to group undertakings	—	—	—	16,028	15,435	13,367
Obligations under finance leases	11	—	—	—	—	—
Corporation tax payable	83	93	571	83	93	571
Other taxation and social security payable	115	193	116	49	62	116
Other creditors	745	255	4,321	731	214	4,321
Accruals and deferred income	6,267	2,712	13,653	2,563	2,301	13,653

	8,000	4,341	53,725	19,763	18,546	67,092

In February 2004, Amarin settled its entire debt obligations due to Elan by the payment of $17,195,000 (part of which represented the cost of acquiring Zelapar that was concurrently sold to Valeant) and the issuance of a loan note of $5,000,000 and 500,000 warrants. The loan note carried interest at 8% per annum and was repayable by installment commencing after one year of the balance sheet date. During September 2004, Elan sold its remaining interests in Amarin Investment Holding Limited, an entity controlled by Mr. Thomas Lynch, the non-executive Chairman of Amarin. These interests included the $5,000,000 loan note and 500,000 warrants. During October 2004, Mr. Lynch agreed to redeem $3,000,000 of the loan note for 2,717,391 ordinary shares with an option to redeem the remaining $2 million at the offering price of any future equity financing. Accordingly, a convertible loan note of $2,000,000 remained outstanding at 31 December 2004. This convertible loan note carries daily interest of 8% per annum payable half yearly. During May 2005, AIHL redeemed the remaining $2 million of the loan note and subscribed for 1,538,461 ordinary shares.

During 2003, following renegotiation of liabilities due to Elan, a related party, all amounts due became payable by 31 March 2004 (see note 41). Accordingly, all amounts payable to Elan were classified as due within one year.

At 31 December 2002, the Company held an unsecured loan from related parties of a total principal amount of $42,500,000 of which $27,500,000 was due within one year. Of this amount, $17,500,000 was repayable at 31 December 2002, with the remaining $10,000,000 due in 2003. This loan carried interest at 2% above dollar LIBOR. On January 16, 2003 $17,500,000 was paid. The remaining $10,000,000 was restructured and deferred by one year. Following renegotiation in August 2003, all amounts due under this loan ($25,000,000) became payable within one year and it was settled in February 2004 (see note 41).

At 31 December 2002, the Company owed $12,500,000 relating to deferred fixed payments due as a result of the exercise of the option to acquire Permax (a further $15,000,000 of deferred fixed payments were due after one year). These amounts did not bear interest. During 2003, $5,000,000 was paid against these liabilities and an amount of $7,500,000 was waived by Elan. Following the renegotiation with Elan (see note 41), all deferred fixed payments were reclassified as due within one year. Following the sale of the Group’s Swedish drug delivery and development business (see note 11) part of the proceeds ($11,102,000) was applied to the total deferred fixed payments to leave a balance at the 2003 year end of $3,898,000. The remaining balance was then settled in February 2004.

During 2003, the Group disposed of its Swedish operations. Watson Pharmaceuticals, Inc. holds a floating charge over the Group’s net assets relating to the sale of Amarin Development. The charge relates solely to lost share certificates and has been matched by an insurance policy held by the Group.

At 31 December 2003, Elan held a fixed and floating charge over all of the Group’s assets to secure the Group’s obligations, both debt and deferred consideration (“the Elan Security”). In addition the Elan Security secured a guarantee that Elan has given to Eli Lilly and Company relating to the Group’s 2002 acquisition of Permax. As part of the purchase of Elan’s debt and equity interest in the Group by Amarin Investment Holding Limited (“AIHL”), an

entity controlled by Mr. Thomas Lynch, the non-executive chairman of Amarin, the Elan Security was assigned to AIHL and then was subsequently discharged by agreement between the Group and AIHL.

26.	Creditors: amounts falling due after more than one year

	Group			Company
	2005	2004	2003	2005	2004	2003
	$’000	$’000	$’000	$’000	$’000	$’000

Obligations under finance leases	14	—	—	—	—	—
Other creditors	151	—	—	151	—	—

	165	—	—	151	—	—

Analysis of repayments

Bank overdrafts, bank loans and other loans are repayable as follows:

	Group			Company
	2005	2004	2003	2005	2004	2003
	$’000	$’000	$’000	$’000	$’000	$’000

Within one year or on demand	—	—	35,398	—	—	35,398
Between one and two years	—	—	—	—	—	—
Between two and five years	—	—	—	—	—	—

	—	—	35,398	—	—	35,398

The future minimum lease payments to which the Group and the Company are committed under finance leases are as follows:

	Group			Company
	2005	2004	2003	2005	2004	2003
	$’000	$’000	$’000	$’000	$’000	$’000

Less than one year	13	—	—	—	—	—
Between one and two years	15	—	—	—	—	—
Less: interest	(3)	—	—	—	—	—

	25	—	—	—	—	—

Less: current maturities	(11)	—	—	—	—	—

Long-term maturity	14	—	—	—	—	—

27.	Convertible loan note

	Group			Company
	2005	2004	2003	2005	2004	2003
	$’000	$’000	$’000	$’000	$’000	$’000

Convertible loan note	—	2,000	—	—	2,000	—

A loan note of $2,000,000 remained outstanding at 31 December 2004. This loan note carried daily interest of 8% per annum payable half yearly. The loan note matures in January 2009. AIHL redeemed the remaining $2 million of the loan note and subscribed for 1,538,461 ordinary shares as part of the registered direct offering completed in May 2005.

28.	Provisions for liabilities and charges

Group and Company

	National
	insurance	Mill Valley lease provision	Total
	$’000	$’000	$’000

At 1 January 2003	50	—	50
(Released) to the profit and loss account	(50)	—	(50)

At 31 December 2003 and at 1 January 2004	—	—	—
Charged to the profit and loss account	32	655	687

At 31 December 2004 and at 1 January 2005	32	655	687
(Released) to the profit and loss account	(17)	(655)	(672)

At 31 December 2005	15	—	15

Following the disposal of Amarin’s US operations, Amarin remained liable for costs associated with the vacant US head quarters, based in Mill Valley, California. The lease was Amarin’s obligation through to 31 October 2007. In November 2005, Amarin signed an agreement with the landlord terminating the lease on payment of a $500,000 termination penalty. $300,000 of this penalty was paid in December 2005. The remaining balance is due within 30 days of the 22 December 2005 financing. The remaining balance was paid on 19 January 2006. Included in other creditors due within one year is an amount for $200,000 which relates to the remaining balance.

The provision for employer’s National Insurance contributions shown above relates to amounts due on the exercise of certain share options held by employees provided in accordance with UITF 25 which will accumulate over the vesting period of relevant options.

29.	Financial instruments

The Group has available financial instruments including preference shares, borrowings, finance leases, provisions, cash and other liquid resources, and various items, such as trade debtors, trade creditors etc, that arise directly from its operations. The main purpose of these financial instruments is to raise finance for the Group’s operations.

It is, and has been throughout the year under review, the Group’s policy not to enter into derivative instruments. This was also the case in the 2004 and 2003 financial years. The Group has held ordinary shares in other companies as current asset investments and these are shown as appropriate on the balance sheet. However, the holding of investments in other companies is not a principal activity of the Group and during the last three years the majority of these holdings have been provided against where no market exists for them, or sold where possible. At 31 December 2005, the value of traded shares in other companies was $nil (2004 and 2003: $nil) and the gain made in the year on the sale of current asset investments credited to the profit and loss account was $nil (2004 and 2003: $nil).

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

In February 2004, the Group disposed of its remaining overseas operations based in the US. In 2004, the US sales accounted for all of the Group’s total revenues. During the majority of 2003, the Group had two principal overseas operations in different territories: the USA and Sweden. The revenues and expenses of the operations in the USA were denominated in US dollars and those of the Swedish operation in Swedish Kroner. In 2003 sales to the US accounted for approximately 36% of the Group’s total revenues. In order to protect the Group’s liquidity from fluctuations in the US dollar/sterling exchange rate, the bulk of the Group’s borrowings were denominated in US dollars. During October 2003, the Swedish subsidiary was sold and during February 2004, the American subsidiary was sold. The Swedish subsidiary was supported by a bank overdraft denominated in Swedish Kroner. Further financing for it was provided out of Group funds. The US business was supported by US dollar loans held by Group companies with the US dollar as their functional currency.

The balance sheet positions at 31 December 2005, 2004 and 2003 are not representative of the position throughout the period as cash and short-term investments, loans and shares fluctuate considerably depending on when fund-raising activities have occurred. Short-term debtors and creditors have been excluded from all the following disclosures, other than currency risk disclosures, as permitted by Financial Reporting Standard 13 (“Derivatives and other financial instruments”).

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

Credit risk

The Company is exposed to credit-related losses in the event of non-performance by third parties to financial instruments. The Company does not expect any third parties to fail to meet their obligations given the policy of selecting only parties with high credit ratings and minimizing its exposure to any one institution.

Creditor payment policy

It is Amarin’s normal procedure to agree terms of transactions, including payment terms, with suppliers in advance. Payment terms vary, reflecting local practice throughout the world. It is Amarin’s policy that payment is made on time, provided suppliers perform in accordance with the agreed terms. Group trade creditors at 31 December 2005 were equivalent to 11 days purchases during the year.

Amarin’s policy follows the DTI’s Better Payment Policy, copies of which can be obtained from the Better Payments Group’s website.

Interest rate risk profile of financial liabilities

The Group’s financial long term liabilities, other than short-term creditors (which have been excluded), have comprised provisions, finance leases and loans.

	2005				2004				2003
	Floating	Fixed	No		Floating	Fixed	No		Floating	Fixed	No
	Rate	Rate	Interest	Total	Rate	Rate	Interest	Total	Rate	Rate	Interest	Total
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000

Sterling	—	25	151	176	—	—	—	—	—	—	—	—
US Dollar	—	—	—	—	—	2,000	—	2,000	—	—	—	—

Financial liabilities	—	25	151	176	—	2,000	—	2,000	—	—	—	—

In February 2004, all debt obligations due to Elan were settled by a cash payment of $17,195,000 (part of which represented the cost of acquiring Zelapar that was concurrently sold to Valeant) and the issuance of a loan note for $5,000,000 and 500,000 warrants. The loan note carried interest at 8% per annum and was repayable by installment commencing after one year of the balance sheet date. During September 2004, Elan sold its remaining interests in Amarin to Amarin Investment Holding Limited, an entity controlled by Mr. Thomas Lynch, the non-executive Chairman of Amarin. These interests included the $5,000,000 loan note and 500,000 warrants. During October 2004, Mr. Lynch agreed to convert $3,000,000 of the loan note into 2,717,391 ordinary shares with the option to convert the remaining $2 million at the offering price of any future equity financing. As part of the registered direct offering completed in May 2005, AIHL redeemed the remaining $2 million of the loan note and subscribed for 1,538,461 ordinary shares.

During 2003, all long term obligations to Elan became due within one year of the balance sheet date. Previously the floating rate financial liabilities comprised loans, finance lease obligations and bank overdrafts. These bore interest at rates based on national London Interbank Bid Rate (LIBID) equivalents which is the rate bid by banks on Eurocurrency deposits.

The preference shares attracted dividends at 3% per annum and were not redeemable but were convertible on, or after, 30 December 2001. During 2002, 2,129,819 of these shares were converted into ordinary shares. The remaining 2,000,000 were converted in 2003 (see note 30).

Interest rate risk profile of financial assets

The Group’s financial assets, other than short-term debtors, which have been excluded, comprise cash, short-term deposits and current asset investments.

	2005				2004				2003
	Floating	Fixed	No		Floating	Fixed	No		Floating	Fixed	No
	Rate	Rate	Interest	Total	Rate	Rate	Interest	Total	Rate	Rate	Interest	Total
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000

Sterling	3,429	—	—	3,429	8,105	—	—	8,105	318	—	—	318
Euro	548	—	—	548	34	—	—	34	—	—	—	—
US Dollar	29,930	—	—	29,930	2,850	—	—	2,850	1,779	—	—	1,779

Total	33,907	—	—	33,907	10,989	—	—	10,989	2,097	—	—	2,097

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

At 31 December 2005, Group companies with US dollar as their functional currency held the following monetary assets and liabilities in the following currencies, other than their local currency:

	Monetary Assets	Monetary Liabilities
	$’000	$’000

Sterling	3,995	2,881
Euro	465	113

	4,460	2,994

At 31 December 2004, the Group companies held sterling monetary assets of $609,000 and monetary liabilities of $2,789,000. At 31 December 2003, the Group companies held sterling monetary assets of $807,000 and monetary liabilities of $3,200,000.

At 31 December 2005, Group companies with sterling as their functional currency held the following monetary assets and liabilities in the following currencies, other than their local currency:

	Monetary Assets	Monetary Liabilities
	$’000	$’000

Euro	108	—
US Dollar	565	733

	673	733

At 31 December 2004, Group companies with sterling as their functional currency held monetary liabilities of $50,000 in euro, $250,000 in yen and $77,000 in US dollars in currencies other than their local currency.

At 31 December 2005, Group companies with Euros as their functional currency held no monetary assets and liabilities in currencies other than their local currency.

The Group expects the primary currency to continue to be US dollars as the level of US dollar denominated monetary assets and liabilities, including cash balances, increases as a result of future equity financings and/or license fees from partnering its drug development pipeline, together with the ongoing phase III US trials for Huntington’s disease.

Fair values

The preference shares described in note 30 were not traded on an organized market. All preference shares were converted into ordinary shares prior to December 31, 2003.

In the opinion of the directors, the fair value of the convertible $2,000,000 loan note, at 31 December 2004, was $1,444,000. This was calculated by discounting the cashflows associated with the convertible loan note to its net present value at 31 December 2004.

At 31 December 2003, the Group owed Elan the following amounts, all of which were renegotiated during 2003 as to be due 31 March 2004. All amounts fell due within one year and the directors considered that the carrying amounts approximated to their fair value due to the short time to maturity.

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

Maturity risk profile

	2005			2004			2003
		Finance			Finance			Finance
	Debt	Leases	Total	Debt	Leases	Total	Debt	Leases	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

In one year or less	—	11	11	—	—	—	35,398	—	35,398
In more than one year but less than two years	—	14	14	—	—	—	—	—	—
In more than two years but not more than five years	—	—	—	2,000	—	2,000	—	—	—

Total	—	25	25	2,000	—	2,000	35,398	—	35,398

At 31 December 2005, 2004 and 2003, the Group had no overdraft facilities. The Group has no undrawn committed borrowing facilities as at 31 December 2005 (2004: nil, 2003: nil).

See note 41 for details of the renegotiation of the other loan and deferred consideration during 2004.

30.	Called-up share capital

	2005	2004	2003
	$’000	$’000	$’000

Authorized
1,559,144,066 ordinary shares of £0.05 each (1,559,144,066 ordinary shares of £0.05 each for 31 December 2004 and 95,000,000 ordinary shares of £1 each for 31 December 2003.)	125,319	125,319	152,828
Nil deferred shares of £0.95 each (31 December 2004: 17,939,786 and 31 December 2003: nil)	—	27,509	—
Nil 3% cumulative convertible preference shares of £1 each (31 December 2004 and 2003: 5,000,000)	—	8,050	8,050
440,855,934 preference shares of £0.05 (31 December 2004 and 2003: nil)	40,566	—	—

	165,885	160,878	160,878

Allotted, called up and fully paid
77,548,908 ordinary shares of £0.05 each (31 December 2004: 37,632,123, 31 December 2003: 17,939,786, ordinary shares of £1 each)	6,778	3,206	29,088

Issue of share capital

On 23 January 2006, the Company issued a total of 840,000 ordinary £0.05 shares as follows:

•	800,000 shares in consideration for $2,000,000 (nominal value of $71,000) raised in the 23 January 2006 private equity placement, the proceeds of which will be used to fund the combined operations of Amarin and Amarin Neuroscience Limited; and

•	40,000 shares in consideration for $100,000 (nominal value of $4,000) raised in the 23 January 2006 private equity placement, the proceeds of which will be used to fund the combined operations of Amarin and Amarin Neuroscience Limited;

In January 2006, the Company issued 295,529 shares due to the exercise of share options of nominal value $26,000 in aggregate for a total consideration of $828,000. In February 2006, the Company issued 240,298 shares due to the exercise of share options of nominal value $21,000 in aggregate for a total consideration of $837,000. In March 2006, the Company issued 5,000 shares due to the exercise of share options of nominal value $1,000 in aggregate for a total consideration of $18,000.

On 22 December 2005, the Company issued a total of 26,100,098 ordinary £0.05 shares as follows:

26,100,098 shares in consideration for $26,361,000 (nominal value of $2,307,000) raised in the 22 December 2005 private offering of equity, the proceeds of which were used to fund the combined operations of Amarin and Amarin Neuroscience Limited.

At an extraordinary general meeting of the Company on September 12, 2005 the Company reduced its authorized share capital from £100,000,000 to £77,957,203 by removal of the existing class of 3% cumulative convertible preference shares and the existing class of deferred shares, none of which were in issue and the Company subsequently increased its authorized share capital back to £100,000,000 by the creation of 440,855,934 new preference shares of 5 pence each.

On 24 May 2005, the Company issued a total of 13,677,110 ordinary £0.05 shares as follows:

•	12,138,649 shares in consideration for $15,780,000 (nominal value of $1,111,000) raised in the 24 May 2005 registered direct offering of equity, the proceeds of which were used to fund the combined operations of Amarin and Amarin Neuroscience Limited; and

•	1,538,461 shares in consideration of the redemption of $2,000,000 (nominal value $141,000) of debt into equity on 24 May 2005.

In connection with the completion of our May 2005 registered direct offering of Ordinary Shares, represented by American Depositary Shares, evidenced by American Depositary Receipts (“ADRs”), which raised gross proceeds of $17.78 million, investors in the offering were given the future investment right described below.

If, by March 15, 2006, the Company has not raised gross proceeds of at least $10.0 million (the “Future Financing Amount”) from (i) revenues from the licensing or partnering of the Company’s intellectual property or proprietary information that are receivable prior to March 15, 2006, (ii) the issuance of Ordinary Shares at a price per Ordinary Share of at least $2.50 and/or (iii) funds received by the Company in connection with the exercise of outstanding warrants, then, at any time between March 15, 2006 and March 31, 2006, the original investors in the offering will have a pro rata right to make an equity investment in the Company at a price per Ordinary Share equal to the lower of (a) $1.75 and (b) 84% of the volume weighted average of closing prices of the ADRs on the Nasdaq Stock Market over the thirty trading days ending on March 15, 2006, in an amount up to the Future Financing Amount, less any amounts actually raised pursuant to clauses (i), (ii) and (iii) above. To the extent that any investor elects not to take part in such financing, the unallocated portion of the Future Financing Amount will be allocated on a pro rata basis among those investors who have elected to take part in the financings, until all of the Future Financing Amount has been allocated to investors that wish to take part in the financing. The Future Financing Amount shall be reduced on a dollar-for-dollar basis to the extent that the gross amount raised in the May Offering exceeds $15 million.

As the gross proceeds in the offering were $17.78 million, or $2.78 million in excess of $15 million, the Future Financing Amount of $10 million is reduced by $2.78 million to $7.22 million. As set out above, the $7.22 million can be reduced by earning fees from out licensing, issuing shares at a price of at least $2.50 and/or warrants exercises. In December 2005, Amarin closed a license agreement with Multicell generating an initial fee of $0.5m. In January 2006, Amarin issued shares at $2.50 generating proceeds of $2.1 million. In January and February 2006, Amarin issued 153,000 shares at an average price of $2.88 on the exercise of options generating proceeds of $441,000. These transactions reduce the Future Financing Amount to $4.18 million. Given that 84% of the volume weighted average of closing prices of the ADRs on the Nasdaq Stock Market over the thirty trading days ending on March 15, 2006 is greater than $1.75, the future investment right was priced at $1.75. As a result, it is expected that approximately 2,387,850 shares will be issued by March 31, 2006 on the exercise by investors of the future investment right.

In January 2005, the Company issued 102,000 shares due to the exercise of share options of nominal value $9,000 in aggregate for a total consideration of $307,000. In February 2005, the Company issued 37,577 shares due to the exercise of share options of nominal value $4,000 in aggregate for a total consideration of $90,000.

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

A fresh issue of one ordinary £0.05 share was made for a consideration of £1. These proceeds were used by the Company to purchase the deferred shares in issue. The deferred shares were then cancelled by the Company and accordingly a transfer was made for the amount of $27,633,000 to the capital redemption reserve. Following these transactions, at 30 June 2004, there were 17,939,787 allotted, called up and fully paid ordinary shares of £0.05. Subsequently, the Company issued shares during October 2004 as follows:

•	13,474,945 shares in consideration for the $12,775,000 (nominal value of $1,198,000) raised in the 7 October 2004 private placement, the proceeds of which were used to fund the combined operations of Amarin and Amarin Neuroscience Limited;

•	2,717,391 shares in consideration of the redemption of $3,000,000 (nominal value of $241,000) of debt for equity on 7 October 2004; and

•	3,500,000 shares in consideration for the acquisition (nominal value of $312,000) of Laxdale Limited on 8 October 2004.

During the year ended 31 December 2002, the nominal value of the ordinary shares was converted from 10p to £1 and 2,129,819 of the 3% cumulative convertible preference shares of £1 each were converted into ordinary shares. In February 2003, the remaining 2,000,000 3% cumulative convertible preference shares were converted into ordinary shares. During July 2003, the authorized share capital was increased by 45,000,000 ordinary shares of £1 each.

During January 2003, the Company raised $21,197,000 of additional funds through the issue of 6,093,728 new ordinary shares at $3.4785 per share. The proceeds together with cash on hand at the year end were partially utilized to repay the following amounts to Elan Pharma International Limited (“EPIL”), a related party:

•	$2,459,880 in respect of interest accrued to 16 January 2003;

•	$17,500,000 in part repayment of the loans from EPIL; and

•	$8,641,387 in respect of other amounts related to Permax.

During the year ended 31 December 2003, 7,900 £1 ordinary shares were issued in respect of share options being £7,900 nominal value in aggregate for a total consideration of $12,000.

As at 31 December 2005, Amarin has 440,855,934 Preference Shares of £0.05 each forming part of its authorized share capital but none of these preference shares are in issue. Pursuant to an authority given by the shareholders at the 2005 Annual General Meeting Amarin’s board of directors has the authority, without further action by shareholders, to issue up to 440,855,934 preference shares of £0.05 in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preference shares, including dividend rights, conversion rights, voting rights, rights and terms of redemption, and liquidation preference, any or all of which may be greater than the rights of the ordinary shares. To date, Amarin’s board of directors has not issued any such preference shares.

The issuance of preference shares could adversely affect the voting power of holders of ordinary shares and reduce the likelihood that ordinary shareholders will receive dividend payments and payments upon liquidation. The issuance could have the effect of decreasing the market price of our ordinary shares. The issuance of preference shares also could have the effect of delaying, deterring or preventing a change in control of the Company.

Amarin’s board of directors will fix the rights, preferences, privileges, qualifications and restrictions of the preference shares of each series that the Company sells under this prospectus and applicable prospectus supplements in the certificate of designation relating to that series. The Company will incorporate by reference into the registration statement, the form of any certificate of designation that describes the terms of the series of preference shares Amarin are offering before the issuance of the related series of preference shares. This description will include:

•	the title and stated value;

•	the number of shares Amarin are offering;

•	the liquidation preference per share;

•	the purchase price per share;

•	the dividend rate per share, dividend period and payment dates and method of calculation for dividends;

•	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

•	our right, if any, to defer payment of dividends and the maximum length of any such deferral period;

•	the procedures for any auction and remarketing, if any;

•	the provisions for a sinking fund, if any;

•	the provisions for redemption or repurchase, if applicable, and any restrictions on our ability to exercise those redemption and repurchase rights;

•	any listing of the preference shares on any securities exchange or market;

•	whether the preference shares will be convertible into our ordinary shares or other securities of ours, including warrants, and, if applicable, the conversion period, the conversion price, or how it will be calculated, and under what circumstances it may be adjusted;

•	whether the preference shares will be exchangeable into debt securities, and, if applicable, the exchange period, the exchange price, or how it will be calculated, and under what circumstances it may be adjusted;

•	voting rights, if any, of the preference shares;

•	preemption rights, if any;

•	restrictions on transfer, sale or other assignment, if any;

•	a discussion of any material or special United States federal income tax considerations applicable to the preference shares;

•	the relative ranking and preferences of the preference shares as to dividend rights and rights if we liquidate, dissolve or wind up our affairs;

•	any limitations on issuances of any class or series of preference shares ranking senior to or on a parity with the series of preference shares being issued as to dividend rights and rights if we liquidate, dissolve or wind up our affairs; and

•	any other specific terms, rights, preferences, privileges, qualifications or restrictions of the preference shares.

If Amarin issue shares of preference shares the shares will be fully paid and non-assessable and will not have, or be subject to, any pre-emptive or similar rights.

The Company’s articles of association and English Law provide that the holders of preference shares will have the right to vote separately as a class on any proposal involving changes that would adversely affect the powers, preferences, or special rights of holders of that preference share.

31.  Options and warrants over shares of Amarin Corporation plc

Number of share				Number of share
options outstanding				options repriced
over £0.05 Ordinary		Date Option	Exercise price per	at US$5.00 per
Shares*	Note	Granted	Ordinary Share*	Ordinary Share
			US$	(Note 1)

100,000	1	23 November 1998	25.00	100,000
250,000	2	23 November 1998	5.00	—
5,000	3	2 March 1999	7.22	—
5,500	4	7 September 1999	3.00	—
37,500	4	1 April 2000	3.00	—
10,000	3	7 April 2000	3.00	—
5,000	4	23 May 2000	3.00	—
3,293	4	26 September 2000	3.00	—
20,000	3	19 February 2001	6.13	—
45,000	5	4 June 2001	8.65	—
15,000	5	2 July 2001	10.00	—
6,000	5	27 July 2001	12.88	—
35,000	6	12 December 2001	16.00	—
201,500	6,7	23 January 2002	17.65	—
80,000	8	18 February 2002	13.26	—
20,000	7	1 May 2002	19.70	—
15,000	7	1 May 2002	21.30	—
5,000	7	19 July 2002	8.81	—
15,000	7	5 September 2002	3.33	—
60,000	7	6 November 2002	3.46	—
236,667	9	6 November 2002	3.10	—
105,933	10	24 February 2003	3.17	—
133,334	7	3 March 2003	2.82	—
40,000	6	29 April 2003	2.82	—
20,000	7	2 July 2003	3.37	—
70,000	6	21 November 2003	2.38	—
375,000	6	7 July 2004	0.85	—
357,500	11	21 July 2004	0.84	—
443,334	12	8 October 2004	1.25	—
111,391	13	8 October 2004	1.25	—
20,000	6	29 November 2004	2.40	—
100,000	6	28 February 2005	3.04	—
100,000	14	28 February 2005	3.04	—
350,000	15	28 February 2005	3.04	—
10,000	6	28 March 2005	2.43	—
500,000	16	10 June 2005	1.30	—
200,000	17	28 June 2005	1.09	—
160,000	6	28 June 2005	1.09	—
20,000	6	13 July 2005	1.37	—
20,000	6	1 September 2005	1.44	—
10,000	6	9 September 2005	1.42	—
20,000	6	20 September 2005	1.49	—
100,000	6	27 September 2005	1.50	—
10,000	18	28 October 2005	1.38	—
40,000	19	11 November 2005	1.15	—
325,000	20	2 December 2005	1.16	—
10,000	6	10 December 2005	1.18	—

4,821,952				100,000

Notes:

*	On 21 June 2004, each of the issued ordinary shares of £1 each was sub-divided and converted into one ordinary share of £0.05 and one deferred share of £0.95. Additionally, each authorized but unissued share of £1 each was sub-divided into 20 ordinary shares of £0.05 each.

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

1.	When granted these options were to become exercisable in tranches upon the Company’s share price achieving certain pre-determined levels. On 9 February 2000, the Company’s remuneration committee approved the re-pricing of these 100,000 options to an exercise price of US$0.50 per share (US$5.00 per share following the conversion of the nominal value of ordinary shares from 10p to £1 in 2002; the 2004 conversion discussed above has no effect on the exercise price), and the Company entered into an amendment agreement on the same day amending the exercise price and also removing the performance criteria attached to such options. These options are currently exercisable and remain exercisable until 23 November 2008.

2.	Of these options 80% became exercisable immediately and 20% after six months from date of grant and are exercisable until ten years from date of grant.

3.	These options are exercisable now and remain exercisable until 30 November 2008.

4.	These options were granted to a former employee of Amarin Corporation plc, are now exercisable and expire on 30 November 2008.

5.	These options become exercisable in tranches of 33% over three years on the date of the grant then on the first and second anniversaries of the date of grant and remain exercisable for a period of ten years from the date of grant.

6.	These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant.

7.	These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date employment commences. The options expire 10 years from the date of the grant.

8.	These options became exercisable in October 2005 and expire on 31 March 2009.

9.	These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant. Of these options 26,667 were immediately vested in October 2005 and expiry dated 31 March 2009.

10.	These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant. Of these options 65,933 were immediately vested in October 2005 and expiry dated 31 March 2009.

11.	These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant. Of these options 125,000 were immediately vested in October 2005 and expiry dated 31 March 2009.

12.	Of these options, 40,000 were issued to a consultant and 403,334 were issued to employees of Amarin Neuroscience Limited (formerly Laxdale Limited) on the date of acquisition by the Company and become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant. Of these options, 60,000 were immediately vested in June 2005 with expiry dated 31 January 2007.

13.	These options were issued to employees of Amarin Neuroscience Limited (formerly Laxdale Limited) on the date of acquisition by the Company in consideration of the cancellation of a comparable number of stock options (in value terms) previously held by these employees in Amarin Neuroscience Limited. All these options are fully vested. Of these options, 20,125 had an expiry dated 31 January 2007.

14.	These options became exercisable on the date of grant and expire 10 years from the date of the grant.

15.	These options become exercisable, subject to performance criteria, in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant.

16.	These options become exercisable in tranches of 50% on the second anniversary, 25% on the third anniversary and 25% on the fourth anniversary of the date of grant and expire 10 years from the date of the grant.

17.	These options became exercisable on the date of grant and expire 4 years from the date of grant.

18.	These options became exercisable on the date of grant and expire 5 years from the date of grant.

19.	These options became exercisable on the date of grant and expire on 31 March 2009.

20.	These options were granted prior to commencement of employment and become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant.

Warrants in shares of Amarin Corporation plc

At 31 December 2005, warrants have been granted over ordinary shares as follows:

			Exercise price per
Number of warrants outstanding	Note	Date warrant granted	ordinary share

313,234	1	27 January 2003	US$	3.48
500,000	2	25 February 2004	US$	1.90
9,135,034	3	21 December 2005	US$	1.43

9,948,268

(1)	During January 2003, via the private placement referred to in note 30, 313,234 warrants were issued to Security Research Associates Inc. and may be exercised between 27 January 2004 and 26 January 2008.

(2)	In February 2004, all debt obligations due to Elan were settled by a cash payment of $17,195,000 (part of which represented the cost of acquiring Zelapar that was concurrently sold to Valeant) and the issuance of a loan note for $5,000,000 and 500,000 warrants granted to Elan at a price of $1.90 and exercisable from 25 February 2004 to 25 February 2009. During September 2004, Elan sold its remaining interests in Amarin to Amarin Investment Holding Limited, an entity controlled by Amarin’s non-executive Chairman, Mr Thomas Lynch. These interests included Elan’s equity interest, the $5,000,000 loan note and the 500,000 warrants.

(3)	During December 2005, via the private placement referred to in note 30, 9,135,034 warrants were issued to those investors at a rate of approximately 35% of shares acquired. These warrants were granted at a price of $1.43 and are exercisable from 19 June 2006 to 21 December 2010.

32.  Share premium account and reserves

Group

	Capital		Share		Profit and
	redemption	Treasury	premium	Merger	loss
	reserve	shares	account	reserve	account	Total
	$’000	$’000	$’000	$’000	$’000	$’000

At 1 January 2003	—	—	61,146	(1,653)	(84,758)	(25,265)
Premium on share issues	—	—	11,181	—	—	11,181
Share issuance costs	—	—	(2,104)	—	—	(2,104)
(Loss) for the year	—	—	—	—	(19,248)	(19,248)
Release on disposal	—	—	—	1,653	(1,653)	—

At 31 December 2003 and at 1 January 2004	—	—	70,223	—	(105,659)	(35,436)
Premium on share issues	—	—	17,805	—	—	17,805
Redemption of deferred shares	27,633	—	—	—	—	27,633
Share issuance costs	—	—	(953)	—	—	(953)
Profit for the year	—	—	—	—	4,655	4,655
Treasury shares	—	(217)	—	—	—	(217)

At 31 December 2004 and at 1 January 2005	27,633	(217)	87,075	—	(101,004)	13,487
Premium on share issues	—	—	40,966	—	—	40,966
Share issuance costs	—	—	(3,944)	—	—	(3,944)
Loss for the year	—	—	—	—	(18,707)	(18,707)

At 31 December 2005	27,633	(217)	124,097	—	(119,711)	31,802

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

Treasury shares

During October 2004, Amarin concluded the acquisition of Laxdale. Laxdale has a shareholding in Amarin dating back to November 2000. Under UITF 37 these shares are re-classified as ’treasury shares’ from investments, where they are recorded in Laxdale’s single entity financial statements, and included as a deduction from shareholders’ funds. At 31 December 2005, Laxdale held 200,797 (2004: 200,797) shares in Amarin. These shares are carried at the value as at the date of acquisition, being the market value of $1.08 per share and total carrying value of $217,000. The nominal value of each share is £0.05.

Merger reserve

The business combination of the Company and Gacell Holdings AB was treated as a merger. The merger reserve arising on consolidation consisted of the cost of the investment by the Company in Gacell Holdings AB less the share capital of Gacell Holdings AB. The merger reserve was released following the disposal of the Gacell Holdings AB.

The cumulative value of goodwill written off to reserves up until 31 December 2005, 2004 and 2003 was $3,007,000.

Company

	Share	Capital	Profit
	premium	redemption	and loss
	account	reserve	account	Total
	$’000	$’000	$’000	$’000

At 1 January 2003	58,420	—	(83,663)	(25,243)
Premium on share issue	11,181	—	—	11,181
Share issuance costs	(2,104)	—	—	(2,104)
(Loss) for the year	—	—	(31,254)	(31,254)

At 31 December 2003 and at 1 January 2004	67,497	—	(114,917)	(47,420)
Premium on share issue	17,805	—	—	17,805
Share issuance costs	(953)	—	—	(953)
Redemption of deferred shares	—	27,633	—	27,633
Profit for the year	—	—	5,482	5,482

At 31 December 2004 and at 1 January 2005	84,349	27,633	(109,435)	2,547
Premium on share issue	40,966	—	—	40,966
Share issuance costs	(3,944)	—	—	(3,944)
Loss for the year	—	—	(9,163)	(9,163)

At 31 December 2005	121,371	27,633	(118,598)	30,406

33.  Capital commitments

Capital expenditure that has been contracted for but has not been provided for in the financial statements amounted to $nil at 31 December 2005 (31 December 2004: $nil, 31 December 2003: $nil).

34.  Financial commitments

The Group and Company had annual commitments under non-cancellable operating leases as follows:

	2005		2004		2003
	Land and buildings		Land and buildings		Land and buildings
	Group	Company	Group	Company	Group	Company
	$’000		$’000		$’000

Expiring within one year	244	—	—	—	171	—
Expiring between two and five years inclusive	250	250	810	537	—	—
Expiring in over five years	346	346	622	622	1,003	503

	840	596	1,432	1,159	1,174	503

The other non-cancellable operating leases which existed at the 2003 year end were sold on 25 February 2004. Minimum payments under non-cancellable operating leases for the next five years are as set forth below:

	Land and buildings	Land and buildings
	Group	Company
	$’000	$’000

2006	840	596
2007	596	596
2008	596	596
2009	596	596
2010	408	408

	3,036	2,792

Minimum payments under non-cancellable operating leases for the years 2011 and beyond are $972,000 (Company: $972,000) which are for land and buildings.

On October 15, 2001 the Group acquired a six year lease, with an option for a further six years, on office premises in Mill Valley, San Francisco, California. In November 2005 management secured a Lease Termination Agreement that terminated all interest and liability in this property effective immediately.

On April 27, 2001 the Company acquired a nine year lease for premises in London, UK. In prior years the rental was £105,500 per annum (approximately $182,000). In November 2005, the rental on these premises was subject to review and was increased to £112,000 per annum (approximately $193,000).

During 2005, Amarin Corporation plc opened an office in Dublin. The lease for Dublin premises is still under negotiation and has not been signed by Amarin Pharmaceuticals Ireland Limited. The draft terms of the agreement comprise the rent of land and buildings under an operating lease for €60,000 ($71,000) per annum for the period until 30 June 2007. As there was no commitment entered into by the Company at 31 December 2005, no amounts have been included in the operating lease commitments table above.

Amarin Neuroscience Limited has annual commitments under non-cancellable operating leases relating to land and buildings which expire on 1 January 2007. The annual amount payable, per annum for rent is £141,550 (approximately $244,000).

Amarin Neuroscience Limited has annual commitments under non-cancellable operating leases relating to plant and machinery which expire within two to five years. The annual amount payable, per annum is £1,489 (approximately $2,500).

Following the acquisition of Laxdale Limited on 8 October 2004, further consideration may become payable upon marketing approval being obtained for approval of products (covered by Laxdale’s intellectual property) by the US Food and Drug Administration (“FDA”) and European Medicines Agency (“EMEA”) approval. The first approval obtained in the US and Europe would result in additional consideration of £7,500,000 payable, for each approval, to the vendors of Laxdale Limited. The second approval obtained in the US and Europe would result in additional consideration of £5,000,000 payable, for each approval, to the vendors of Laxdale Limited. Such additional consideration may be paid in cash or shares at the sole option of each of the vendors (see note 3).

35.  Contingent liabilities

The Group is not presently subject to any litigation.

36.  Reconciliation of net cash flow to movement in net funds/(debt)

	2005	2004	2003
	$’000	$’000	$’000

Increase/(decrease) in cash in the year	23,745	8,520	(22,168)
Cash outflow from lease financing	8	—	—
Cash outflow from decrease in borrowings	—	6,300	33,605

Change in net funds resulting from cash flows	23,753	14,820	11,437
Other non-cash items	2,000	27,098	7,496
Foreign exchange differences on cash and borrowings	(827)	372	—
New finance leases	(33)	—	—
Disposal of finance leases	—	—	212

Movement in net funds in the year	24,893	42,290	19,145
Net funds/(debt) at 1 January	8,989	(33,301)	(52,446)

Net funds/(debt) at 31 December	33,882	8,989	(33,301)

37.  Analysis of net funds/(debt)

			Other			Other			Other
	At 31		non	At 31		non	At 31		non	At 31
	December	Cash	cash	December	Cash	cash	December	Cash	cash	December
	2002	flow	changes	2003	flow	changes	2004	flow	changes	2005
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Cash at bank and in hand	24,265	(22,168)	—	2,097	8,520	372	10,989	23,745	(827)	33,907

Debt due after one year	(36,500)	17,500	19,000	—	—	(2,000)	(2,000)	—	2,000	—
Debt due within one year	(39,999)	16,105	(11,504)	(35,398)	6,300	29,098	—	—	—	—
Finance leases due after one year	(193)	—	193	—	—	—	—	8	(19)	(11)
Finance leases due within one year	(19)	—	19	—	—	—	—	—	(14)	(14)

	(76,711)	33,605	7,708	(35,398)	6,300	27,098	(2,000)	8	1,967	(25)
Current asset investments	—	—	—	—	—	—	—	—	—	—

Total	(52,446)	11,437	7,708	(33,301)	14,820	27,470	8,989	23,753	1,140	33,882

The disposal of API in February 2004 generated cashflows to enable Amarin to repay and restructure its debt as discussed below, in note 38.

Movements in finance lease obligations in 2005 relate to a new finance lease entered into by Amarin Neuroscience for plant and machinery. Movements in finance lease obligations in 2003 relate to those held by ADAB, which was sold in October 2003.

Neither the disposal of API nor the acquisition of Laxdale had debt or finance leases associated with them and accordingly have been excluded from the table above.

38.  Major non-cash transactions

In February 2004, debt obligations due to Elan were settled by a cash payment of $17,195,000 (part of which represented the cost of acquiring Zelapar that was concurrently sold to Valeant) and the issuance of a loan note for $5,000,000 and 500,000 warrants. Amarin recorded a total gain on settlement of Elan debt of $24,608,000. The loan note carried interest at 8% per annum and was repayable by installment (30% on 31 January 2006, 30% on 31 January 2007 and 40% on 31 January 2009). During September 2004, Amarin reached agreement with Valeant to settle a dispute following the disposal of our US operations and certain product rights. It was agreed that Valeant would pay Amarin, unconditionally $2,000,000 on 30 November 2004, of which $1,000,000 was paid to Elan. Amarin agreed to waive rights to future income from Valeant of $3,000,000 (due on successful completion of Zelapar safety studies) and $5,000,000 (due on approval by the US Food and Drug Administration). Also during September 2004, Elan sold its remaining interests in Amarin to Amarin Investment Holding Limited, an entity controlled by Mr. Thomas Lynch, the non-executive Chairman of Amarin. These interests included the $5,000,000 loan note and 500,000 warrants. During October 2004, Mr. Lynch redeemed $3,000,000 of the loan note for 2,717,391 ordinary shares with an option to redeem the remaining $2,000,000 at the offering price of any future equity financing. AIHL redeemed the remaining $2,000,000 of the loan note and subscribed for 1,538,461 ordinary shares as part of the registered direct offering completed in May 2005.

At 31 December 2005, translation losses of $827,000 arise on the translation of Amarin and Amarin Neuroscience Limited’s sterling cash and overdraft balance.

At 31 December 2004, the non-cashflow impact of translation gains of $409,000 on Amarin’s sterling cash balances held less translation losses of $37,000 on Amarin Neuroscience Limited’s sterling cash and overdraft balances gives rise the net movement of $372,000.

Analysis of movements on debt due within one year

			Non cash
		Cash movements	movements on
		on Elan debt	Elan debt
	2004	2004	2004
	$’million	$’million	$’million

Permax loan	25.0
Primary care portfolio (Carnrick) loan	3.9
Carnrick loan	6.5

Amounts owed to Elan at 31 December 2003	35.4
New loans in January and February 2004 — bridging finance	4.0	4.0
New loans in February 2004 — Zelapar loan	7.9	7.9
Accrued interest	0.5		0.5

Amounts owed to Elan at 25 February 2004	47.8
Cash paid in settlement — 25 February 2004	(17.2)	(17.2)
Loan note issued in settlement — 25 February 2004	(5.0)		(5.0)
Cash paid in settlement — 1 December 2004	(1.0)	(1.0)

Gain on settlement of amounts owed to Elan	24.6		(24.6)

		(6.3)	(29.1)

During 2003, the Group obtained a waiver of $7,500,000 against non-interest bearing debt owed to Elan, a related party.

During 2003, the remaining 2,000,000 preference shares were converted into 2,000,000 ordinary shares of £1 each.

39.  Pensions

The Group operates a number of defined contribution money purchase pension schemes for certain eligible employees. The assets of the schemes are held separately from those of the Group in independently administered funds. The pension cost charge represents contributions paid and payable by the Group to the fund and amounted to $244,000 (year to 31 December 2004: $111,000 year to 31 December 2003: $160,000). At the year end there was a liability of $nil (31 December 2004: liability of $nil, 31 December 2003: liability of $5,000).

40.  Post balance sheet events

On 23 January 2006, the Company issued a total of 840,000 ordinary £0.05 shares as follows:

•	800,000 shares in consideration for $2,000,000 (nominal value of $71,000) raised in the 23 January 2006 private equity placement, the proceeds of which will be used to fund the combined operations of Amarin and Amarin Neuroscience Limited; and

•	40,000 shares in consideration for $100,000 (nominal value of $4,000) raised in the 23 January 2006 private equity placement, the proceeds of which will be used to fund the combined operations of Amarin and Amarin Neuroscience Limited.

In January 2006, the Company issued 295,529 shares due to the exercise of share options of nominal value $26,000 in aggregate for a total consideration of $828,000. In February 2006, the Company issued 240,298 shares due to the exercise of share options of nominal value $21,000 in aggregate for a total consideration of $837,000. In March 2006, the Company issued 5,000 shares due to the exercise of share options of nominal value $1,000 in aggregate for a total consideration of $18,000.

41.  Related party transactions

A. Elan and Amarin Investment Holding Limited

During the years ended 31 December 2004 and 2003, Amarin entered into certain contracts, and varied the terms of other contracts, with Elan which was a related party at the time such transactions were entered into but is no longer so, and Amarin Investment Holding Limited which is a significant shareholder and an entity controlled by Amarin’s Chairman, Mr. Thomas Lynch. The directors consider that transactions with Elan and Amarin Investment Holding Limited were entered into on an arm’s length basis. Details of such transactions (together with certain historical detail for reference purposes) involving Elan are given below.

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

(b) Zelapar

In May 2001, Amarin paid a non-refundable option fee of $100,000 to acquire the US rights to Zelapar from Elan (the “Zelapar Agreement”). The option to acquire the US rights to Zelapar was exercisable at any time up to 30 days after FDA approval of the NDA for Zelapar. The Zelapar Agreement required us to make four milestone payments of up to $42,500,000 plus running royalties based on a percentage of net sales of Zelapar in the US for the first eight years following exercise. Elan was obliged at this time to pay all research and development costs including filing costs for the NDA up to and including approval of the NDA by the FDA.

(c) Elan Equity Stake in Amarin

In March 2002, Elan converted 2,129,819 Preference Shares into an equivalent number of Ordinary Shares. Effective February 2003, Elan converted its remaining 2,000,000 Preference Shares into 2,000,000 Ordinary Shares. Elan had the right to include these Ordinary Shares, together with its remaining 2,653,819 Ordinary Shares and ADSs, in a registration statement filed by us.

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

(d) January 2003 Restructuring of Elan Obligations

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

(e) August 2003 Restructuring of Elan Obligations

In August 2003, Amarin agreed with Elan as part of a comprehensive settlement of its debt obligations to Elan:

•	to pay $30,000,000 in cash no later than 31 December 2003;

•	to pay $10,000,000 in equity when Zelapar annual sales reach $20,000,000;

•	to continue to pay a 12.5% royalty on future sales of Zelapar; and

•	in the event that the Company raised funds in excess of $40,000,000 from the disposal of non-core assets and/or financing, the company agreed to use half the excess to reduce the existing Zelapar royalty of 12.5% at the rate of one-half of one percent for each $1 million per half of 1%, up to a maximum of 5%.

In consideration for the foregoing, Elan agreed to:

•	a moratorium on debt and interest payments until 31 December 2003;

•	full and final settlement of all the Elan Loan, the Carnrick Loan and the Deferred Consideration;

•	elimination of existing option and milestone payments relating to Zelapar;

•	in connection with this agreement Amarin granted to Elan a fixed and floating charge over all of its assets, to be reduced to $5,000,000 upon payment of the $30,000,000 no later than the year-end.

(f) December 2003 Restructuring of Elan Obligations

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

(g) Sale of API/February 2004 Restructuring of Elan Obligations

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

Amarin also issued a $5,000,000 5-year loan note to Elan with capital repayment as follows:

•	$1,500,000 in January 2006;

•	$1,500,000 in July 2007; and

•	$2,000,000 in January 2009.

At Elan’s option, the loan note could have been repaid from proceeds Amarin were due to receive from a $5,000,000 milestone payable by Valeant on the NDA approval of Zelapar. The loan note was also prepayable by Amarin at any time, subject to a prepayment fee of $250,000, and carried an interest rate of 8% per annum.

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

Following its acquisition of equity and debt securities of Amarin from Elan Corporation plc, Amarin Investment Holding Limited redeemed $3 million of the $5 million in principal amount of loan notes acquired by it for 2,717,391 ordinary shares of Amarin on October 7, 2004. The debt was redeemed at a price of $1.104 per share. This transaction was reviewed by Amarin’s Audit Committee and approved by our disinterested directors. The shares issued pursuant to such debt conversion was subject to a lockup agreement restricting their sale for a period of six months from October 7, 2004. The remaining $2 million in principal amount of the loan notes was payable in January 2009, and interest thereon accrued at the rate of 8% per annum and was payable on a semi-annual basis. Amarin Investment Holding Limited had the option, to redeem such remaining principal amount for ordinary shares at the offering price established by the Company pursuant to any equity financing in excess of $5 million that the company was conducted in the future, subject to the review of Amarin’s Audit Committee and approval of Amarin’s disinterested directors. AIHL as part of the registered direct offering completed in May 2005, redeemed the remaining $2,000,000 of the loan note and subscribed for 1,538,461 ordinary shares.

As a result of the above Elan was no longer a related party as at September 30, 2004.

B. Directors Investment in Registered Direct Offering and Private Placement

Several of the Company’s directors and officers (including Dr. Climax) subscribed for approximately 6,900,000 ordinary shares in the May and December 2005 offering (including 1,538,461 ordinary shares issued to AIHL set out in note 30).

C. Icon

At December 31, 2005 Sunninghill Limited, a company controlled by Dr. John Climax, held 6.3 million shares and 0.2 million warrants in Amarin (which was approximately 8% of Amarin’s entire issued share capital) and Raphoe Limited, a company controlled by Dr. Climax, held approximately 27% of Icon plc. During the year the Company entered into an agreement with Icon Clinical Research Limited (a company wholly owned by Icon Plc) whereby Icon were appointed as Amarin’s contract research organization to manage and oversee its European phase II study on Miraxion (Trend 2) and to assist Amarin in conducting its U.S. phase III on Miraxion (Trend 1). At December 31, 2005 Amarin had incurred costs of $2.4 million with respect to Icon. At the year end, £0.8m ($1.36m) is included in accruals.

Our Chairman Tom Lynch has served as an outside director of Icon since January 1996. He is also a member of the Icon audit committee. On March 20, 2006 Dr. Climax subsequently became a non-executive director of the Company.

D. Approval of related party transactions

All of the above transactions were approved in accordance with our policy for related party transactions. Our policy in 2004 and 2005 was to require Audit Committee review and approval of all transactions involving a potential conflict of interest, followed by the approval of the Audit Committee or of a majority of the board of directors who do not have a material interest in the transaction.

In March 2006, our remuneration committee reviewed and approved a consultancy agreement between the Company and Dalriada Limited in relation to the provision by Dalriada Limited to the Company of corporate consultancy services, including consultancy services relating to financing and other corporate finance matters, investor and media relations and implementation of corporate strategy. Under the Consultancy Agreement, the Company will pay Dalriada Limited a fee of STG£240,000 per annum for the provision of the consultancy services. Dalriada Limited is owned by a family trust, the beneficiaries of which include Mr. Thomas Lynch and family members.

E. Transactions between Group companies

The Company has taken advantage of the exemption in FRS 8 “Related Party Disclosures” not to disclose information relating to transactions between Group companies at 31 December 2005.

Prior to the acquisition of Laxdale on 8 October 2004, the Company funded Laxdale’s working capital. Amarin commenced funding on 7 June 2004 and as at the date of acquisition, Amarin had advanced $1.86 million including interest ($0.03 million), charged at standard commercial rates on an arm’s length basis.

Laxdale Ltd has a licence agreement with Scarista Ltd whereby rights to develop products using Scarista’s intellectual property and know-how has been licensed to Laxdale Ltd. Scarista Ltd is ultimately owned by a family trust, the beneficiaries of which were Dr D F Horrobin and is S M Clarkson. Dr D F Horrobin was a director of Laxdale Limited until his death on 1 April 2003 and SM Clarkson was a director of Laxdale until she resigned on

8 October 2004. Under the licence agreement Laxdale has the right to develop and market products in specified territories. In return for the rights granted to it, Laxdale will make royalty payments to Scarista Ltd based on income from sales of products at normal commercial rates. In addition Scarista has a license agreement with Laxdale Ltd whereby rights to market and sell products using Laxdale’s intellectual property and know-how have been licensed to Scarista Ltd. Under the license agreement Scarista has the right to market products in specified territories. In return for the rights granted to it, Scarista will make royalty payments to Laxdale Ltd based on the income it receives from commercializing the products at normal commercial rates. Under both licences Scarista and Laxdale are responsible for the prosecution and maintenance costs of the patents relating to their respective territories licensed to them. For administrative reasons these are paid by Scarista and recharged to Laxdale. For the pre-acquisition period from 1 April 2004 to 8 October 2004, Scarista Limited paid patent fees totaling £98,481 ($177,807). For the pre-acquisition period for the year ended 31 March 2004 Scarista paid patent fees totaling £231,324 ($394,431) (2003: £177,980 ($285,195)), which were recharged to Laxdale Ltd in accordance with the license agreements. No other transactions under the license agreements took place during the year ended 31 March 2004 (2003: nil).

Subsequent to the acquisition by Amarin, Laxdale entered into re-negotiated cross-licensing agreements with Scarista Limited which provide Laxdale with rights to specified intellectual property covering the United States, Canada, the European Union and Japan. Scarista has granted a license to Laxdale pursuant to which Laxdale has the exclusive right to market, sell and distribute products utilizing certain of Scarista’s intellectual property (including intellectual property for the use of Miraxion in drug-resistant depression) within a field of use encompassing all psychiatric and central nervous system disorders, and within the territories of the United States, Canada, the European Union and Japan. As part of such re-negotiation Scarista is entitled to receive reduced royalty payments of 5% on all net sales by Laxdale of products utilizing such Scarista intellectual property and certain of Laxdale’s intellectual property (which intellectual property had been transferred to Laxdale by Scarista in March, 2000). In consideration of Scarista entering into these agreements and the reduction of Scarista’s royalty from 15% to 5%, Laxdale paid a signing fee of £500,000 ($891,000) to Scarista. The Scarista intellectual property licensed to Laxdale is material to Amarin’s development efforts with respect to Miraxion. In addition, Laxdale granted a license to Scarista pursuant to which Scarista has the exclusive right to market, sell and distribute products utilizing certain of Laxdale’s intellectual property (including intellectual property for the use of Miraxion in Huntington’s disease) within a field of use encompassing all psychiatric and central nervous system disorders, and on a worldwide basis in all territories other than the United States, Canada, the European Union and Japan. Laxdale is entitled to receive royalty payments of 5% on all net sales by Scarista or its licensees of products utilizing such Laxdale intellectual property. Under each of these license agreements royalties are payable until the latest to occur of (i) the expiration of the last patent relating to any product using the licensed technology, (ii) the expiration of regulatory exclusivity with respect to any product using the licensed technology, or (iii) the date on which the licensed technology ceases to be secret and substantial in a given territory. Upon the termination of royalty payment obligations with respect to any product, the licensee will thereafter have a fully paid up, royalty free, non-exclusive license to continue using the licensed technology in respect of such product.

There were no patent fees recharged from Scarista to Laxdale during the post acquisition period to 31 December 2005 (2004: nil) and no balance remained outstanding between Scarista and Laxdale at 31 December 2005 (2004: nil).

42.  Differences between UK GAAP and US GAAP

The financial statements of the Group have been prepared in conformity with UK GAAP which differs in certain significant respects from generally accepted accounting principles in the US (“US GAAP”). These differences have a significant effect on net income and the composition of shareholders’ equity and are described below.

Summary of adjustments to net profit/(loss) and shareholders’ equity/(deficit)

1. Net (loss)/profit

		Year ended	Year ended	Year ended
		31 December	31 December	31 December
	Note	2005	2004	2003
		$’000	$’000	$’000

Net (loss)/profit in accordance with UK GAAP		(18,707)	4,012	(19,224)
Adjustment for gain on securities held for trading	C	3	5	9
Adjustment for stock-based compensation and National Insurance	F	(17)	32	(50)
Adjustment for treatment of intangible fixed assets	J	675	(47,530)	576
Adjustment for revenue recognition	K	(500)	617	—
Gain on settlement/renegotiation of related party liability	L	—	(24,608)	(7,500)
Imputed interest on non-interest bearing debt	M	—	—	(449)
Adjustment for revenue recognition	O	—	—	348
Adjustment to Permax purchase consideration	P	—	—	(2,146)
Discount on loan note	R	(369)	(20)	—
Vacation accrual	S	(43)	(12)	—
Adjustment for use of temporal method on consolidation	U	(939)	302	—
Restructuring provision — staff redundancy costs	V	80	—	—
Property costs	W	187	—	—

Net (loss) as adjusted to US GAAP		(19,630)	(67,202)	(28,436)

	$	$	$

US GAAP net (loss) per ordinary share (assuming dilution)	(0.42)	(2.99)	(1.66)

US GAAP net (loss) per ordinary share (basic)	(0.42)	(2.99)	(1.66)

US GAAP net (loss) on continuing activities per ordinary share (assuming dilution)	(0.42)	(2.85)	(1.36)

US GAAP net (loss) on continuing activities per ordinary share (basic)	(0.42)	(2.85)	(1.36)

		31 December	31 December	31 December
		2005	2004	2003
	Note	Number	Number	Number
		’000	’000	’000

Shares used in computing per ordinary share amounts assuming dilution	I	46,590	22,511	17,440
Shares used in computing per basic ordinary share amounts	I	46,590	22,511	17,093

2. Shareholders’ equity/(deficit)

		Year ended	Year ended	Year ended
		31 December	31 December	31 December
	Note	2005	2004	2003
		$’000	$’000	$’000

Shareholders’ equity/(deficit) in accordance with UK GAAP		38,580	16,693	(6,348)
Adjustment for gain on securities held for trading	C	24	21	16
Adjustment for National Insurance on stock options	F	15	32	—
Adjustment for treatment of intangible fixed assets	J	(9,627)	(10,302)	(4,149)
Adjustment for revenue recognition	K	(500)	—	(617)
Adjustment for preferred dividend	N	—	—	546
Discount on loan note	R	—	369	—
Vacation accrual	S	(78)	(35)	—
Adjustment for acquisition accounting	T	(41,354)	(41,354)	—
Adjustment for use of temporal method on consolidation	U	(7)	(17)	—
Restructuring provision — staff redundancy costs	V	80	—	—
Property costs	W	187	—	—

Shareholders’ (deficit) in accordance with US GAAP		(12,680)	(34,593)	(10,552)

A. Disclosures related to deferred taxes

Management of the Group evaluated the positive and negative evidence impacting the realizability of the Group’s net operating loss carryforwards. Due to the Group’s history of generating operating losses, significant changes in its underlying products offering and limited periods of profitability, management concluded that a full valuation allowance is required with respect to its net operating loss carryforwards other than as explained in note 15. Following the introduction of FRS19 “Deferred Tax”, UK GAAP is now similar to existing US GAAP in this area.

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

Under US GAAP, deferred tax is recognised in full in respect of temporary differences between the reported carrying amount of an asset or liability and its corresponding tax basis. Deferred tax assets are also recognised in full subject to a valuation allowance to reduce the amount of such assets to that which is more likely than not to be realized.

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

Set out below are the profit and loss accounts for the years ended 31 December 2005, 2004 and 2003, showing continuing and discontinued operations on the US GAAP basis. Discontinued operations comprise the disposal of Amarin Pharmaceuticals Inc, in February 2004 and the disposal of Amarin Development (Sweden) AB in October 2003, together with residual items relating to those disposals. The remaining items shown in Table 1 “Net (loss)/profit” above need to be added to these profit and loss accounts to arrive at the net loss in accordance with US GAAP.

	2005	2004	2003
	$’000	$’000	$’000

Turnover	500	—	—
Cost of sales	—	—	—

Gross profit	500	—	—
Operating expenses	(19,408)	(9,927)	(6,200)

Operating loss	(18,908)	(9,927)	(6,200)
Interest receivable and similar income	395	548	65
Interest payable and similar charges	(892)	(326)	(900)

Loss from continuing operations before income taxes	(19,405)	(9,705)	(7,035)
Income taxes — credit/(charge)	698	(7,333)	7,356

Net (loss)/income from continuing operations	(18,707)	(17,038)	321

Loss from discontinued operations	—	(1,165)	(32,621)
Gain on disposal of discontinued operations	—	22,215	13,076

Net profit/(loss) from discontinued operations	—	21,050	(19,545)

Net (loss)/profit	(18,707)	4,012	(19,224)

Net (loss)/income on continuing activities per ordinary share (assuming dilution)	$(0.40)	$(0.76)	$0.02
Net (loss)/income on continuing activities per ordinary share (basic)	$(0.40)	$(0.76)	$0.02
Net (loss) on discontinued activities per ordinary share (assuming dilution)	$—	$0.94	$(1.14)
Net income/(loss) on discontinued activities per ordinary share (basic)	$—	$0.94	$(1.14)

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

Under US GAAP the fair value of current asset investments was $24,000, $21,000, and $16,000 for the periods ended 31 December 2005, 2004 and 2003, respectively.

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

Set out below, for illustrative purposes, is a summary consolidated statement of cash flows under US GAAP:

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2005	2004	2003
	$’000	$’000	$’000

Net cash (used in)/provided by operating activities	(18,133)	(10,355)	(20,504)
Net cash provided by/(used in) investing activities	(135)	13,726	(3,060)
Net cash provided by/(used in) financing activities	41,186	5,521	1,396

Net increase/(decrease) in cash and cash equivalents	22,918	8,892	(22,168)

Cash and cash equivalents at the beginning of the year	10,989	2,097	24,265
Cash and cash equivalents at the end of the year	33,907	10,989	2,097

Net increase/(decrease) in cash and cash equivalents	22,918	8,892	(22,168)

In 2005, the effect of foreign exchange movements on cash balances was $827,000 (2004: $372,000), which is included above. There was no significant effect of foreign exchange movements on cash balances in 2003.

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

F. Stock-based compensation and National Insurance

Under UK GAAP the Company has recorded a provision for $15,000 (31 December 2004: $32,000, 31 December 2003: $nil) relating to National Insurance (“NI”) amounts payable on stock option gains at the time of exercise. Under UK GAAP NI contributions are accrued over the vesting period of the underlying option. Under US GAAP payroll taxes on stock options are accrued when the liability is incurred.

The Company has re-priced certain stock options issued to directors and employees. Under US GAAP these have been accounted for using variable plan accounting as directed by FIN 44, for 2005, 2004 and 2003 the impact was $nil, as the fair value was below the exercise price of the re-priced options.

In 2005, the Company accelerated the vesting of 412,600 options held by terminated employees. In 2004 the Company accelerated the vesting of 1,228,760 options held by terminated employees. In 2003, no options were accelerated. This modification has been considered a re-pricing and will be accounted for using variable accounting.

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

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2005	2004	2003
	$’000	$’000	$’000

Net (loss) as reported	(19,630)	(67,202)	(28,436)
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(2,337)	(4,739)	(6,580)*
Add back total stock based compensation expense determined under the intrinsic value based method	—	—	—

Pro forma net (loss)	(21,967)	(71,941)	(35,016)

*	Included in 2003 is $748,000 in respect of a charge recognized in relation to 2002 and 2001.

	$	$	$

Basic and diluted (loss) per ordinary share as reported	(0.42)	(2.99)	(1.66)
Proforma	(0.47)	(3.20)	(2.05)

	$	$	$

Weighted average grant date fair value
Options granted at the market price	1.07	0.77	2.06
Options granted at a premium to the market price	—	—	1.55
Options granted at a discount to the market price	—	—	—

The fair value for options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions and no dividends.

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2005	2004	2003

Options granted at the market price
Risk free interest rate (percentage)	3.95	3.26	2.51
Expected life (in years)	4.00	4.00	4.00
Volatility (percentage)	106	108	107
Options granted at a premium to the market price
Risk free interest rate (percentage)	—	—	3.10
Expected life (in years)	—	—	4.00
Volatility (percentage)	—	—	108
Options granted at a discount to the market price
Risk free interest rate (percentage)	—	—	—
Expected life (in years)	—	—	—
Volatility (percentage)	—	—	—

	2005	2005	2004	2004	2003	2003
	Number of	Weighted average	Number of	Weighted average	Number of	Weighted average
	options	exercise price	options	exercise price	options	exercise price
		$		$		$

Options granted at market price
Outstanding at 1 January	1,629,824	1.84	292,633	5.50	137,275	8.67
Granted	1,975,000	1.74	1,338,891	1.04	160,933	3.08
Exercised	(10,000)	0.84	—	—	—	—
Lapsed	(36,666)	2.04	(1,700)	5.75	(5,575)	13.89

Outstanding at 31 December	3,558,158	1.78	1,629,824	1.84	292,633	5.50

Exercisable at 31 December	1,143,958	2.27	278,099	3.83	78,100	5.15

Options granted at a discount to the market price
Outstanding at 1 January	1,652,093	4.94	2,046,155	4.63	2,259,359	4.36
Granted	10,000	—	—	—	290,000	2.68
Exercised	(10,000)	2.38	—	—	(7,900)	0.15
Lapsed	(870,966)	4.36	(394,062)	3.30	(495,304)	2.36

Outstanding at 31 December	781,127	5.59	1,652,093	4.94	2,046,155	4.63

Exercisable at 31 December	736,682	5.75	1,287,579	4.23	1,350,060	2.73

Options granted at a premium to market price
Outstanding at 1 January	892,007	5.98	943,731	5.93	945,912	5.93
Granted	—	—	—	—	53,000	3.16
Exercised	(119,577)	3.05	—	—	—	—
Lapsed	(289,763)	10.12	(51,724)	5.10	(55,181)	3.26

Outstanding at 31 December	482,667	4.22	892,007	5.98	943,731	5.93

Exercisable at 31 December	479,334	4.22	627,475	5.92	440,226	5.14

	Options outstanding		Options exercisable
		Number		Number
		outstanding at	Remaining	outstanding
	Exercise	31 December	contractual	at 31 December
	price($)	2005	life (days)	2005

Options granted at market price
	0.72	5,000	1,430	5,000
	0.84	357,500	10,461	135,833
	0.85	375,000	3,474	125,000
	0.87	45,000	2,345	45,000
	1.09	200,000	3,280	200,000
	1.09	160,000	7,662	—
	1.15	40,000	1,551	40,000
	1.16	325,000	3,988	—
	1.18	10,000	3,998	—
	1.25	554,725	10,701	299,169
	1.30	500,000	7,626	—
	1.33	80,000	2,604	80,000
	1.37	20,000	3,846	—
	1.38	10,000	2,127	10,000
	1.42	10,000	3,904	—
	1.44	20,000	3,896	—
	1.49	20,000	3,915	—
	1.50	100,000	3,922	—
	2.40	20,000	3,619	6,667
	2.43	10,000	3,739	—
	2.82	40,000	3,040	26,667
	3.04	550,000	11,133	100,000
	3.17	105,933	2,976	70,622

		3,558,158		1,143,958
Options granted at a discount to the market price
	0.30	51,293	5,720	51,293
	0.30	10,000	1,922	10,000
	0.33	15,000	2,785	15,000
	0.50	250,000	1,423	250,000
	1.00	15,000	2,373	15,000
	1.60	35,000	2,536	35,000
	1.77	201,500	1,430	201,500
	2.38	70,000	3,247	70,000
	2.82	133,334	2,981	88,889

		781,127		736,682
Options granted at a premium to market price
	0.31	236,667	2,866	236,667
	0.35	60,000	2,756	60,000
	0.61	20,000	2,240	20,000
	0.88	5,000	2,692	5,000
	1.29	6,000	2,398	6,000
	1.97	20,000	2,597	20,000
	2.13	15,000	2,464	15,000
	2.50	100,000	1,423	100,000
	3.37	20,000	3,125	16,667

		482,667		479,334

Total at 31 December 2005		4,821,952		2,359,974

G. IFRS

IFRS is applicable to certain corporations, including public companies with shares listed on European Union stock exchanges. Amarin shares are listed on the NASDAQ (Capital Markets) exchange and as such fall outside the requirement to report under IFRS. Management will continue to evaluate whether to adopt IFRS rather than UK GAAP for the company’s UK reporting.

H. Recently issued accounting standards

In December 2004 the FASB issued Financial Accounting Standard No. 123R, Share-Based Payment (FAS 123R). FAS 123R requires that companies expense the value of employee stock options and other awards. FAS 123R allows companies to chose an option pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard. FAS 123R is effective for Amarin from the fiscal period beginning January 1, 2006 and Amarin will adopt FAS 123R effective from the beginning of this period. FAS 123R requires that the Company account for previous share options and future grants under the guidance of FAS 123, which requires fair-value accounting. Upon adoption of this standard management expects that the additional expense recorded will be approximate to the fair value amounts reported in the pro forma disclosure.

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

I. Earnings per share

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2005	2004	2003
	$’000	$’000	$’000

US GAAP net (loss) available to common stockholders	(19,630)	(67,202)	(28,436)

	Number	Number	Number
	’000	’000	’000

Basic weighted-average shares	46,590	22,511	17,093
Plus: Incremental shares from assumed conversions
Options	—	—	4
Warrants	—	—	343
Convertible preferred stock	—	—	—

Adjusted weighted-average shares	46,590	22,511	17,440

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2005	2004	2003
	$	$	$

Basic (loss) per share	(0.42)	(2.99)	(1.66)
Diluted earnings per share	*	*	*

*	The dilutive effect of the Company’s options, warrants and convertible preferred stock have been excluded as the impact would have been antidilutive for the periods indicated above. Please refer to Notes (30) and (31) for more information with regard to these securities. 139,577 and 7,900 shares were issued in 2005 and 2003 respectively, upon the exercise of certain options. No options were exercised in 2004. For 2004, loan notes of $2 million, which were redeemable for equity at the option of the holder, were excluded from the above dilution calculation as any conversion would arise during a future financing at which a price and therefore associated quantity of shares would be determined.

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

Under UK GAAP the Group has capitalized $9,627,000 at December 31, 2005 (December 31, 2004: $10,302,000, 31 December, 2003: $4,149,000), relating mainly to Miraxion (formerly known as LAX-101).

Under US GAAP an in-process research and development charge of $48,235,000 arises in 2004 representing the write off of the Miraxion intangible asset that arises on the acquisition of Laxdale. The reconciling adjustment for the treatment of intangible fixed assets represents this in process research and development charge of $48,235,000, less the associated amortization charged under UK GAAP of $599,000 and the disposal of Zelapar option rights held prior to the Valeant transaction of $106,000. Note 43 includes an explanation of the difference between UK and US GAAP on the acquisition accounting for Laxdale at October 8, 2004. The 2005 and 2003 income statements represent the amortization charged under UK GAAP of $675,000 and $576,000 respectively, with respect to Miraxion which had been expensed when incurred under US GAAP.

K. Adjustment for revenue recognition

During 2005, the Company received an initial access fee of $500,000 on the licensing of technology. Under UK GAAP, this license fee was recognized as income in 2005. Under US GAAP, this income is deferred and will be recognized over the life of the contract.

Under UK GAAP milestone payments have been recognized when achieved. Under US GAAP, the Company’s adoption of SAB 101 (which has now been updated by SAB 104) resulted in a $617,000 cumulative adjustment in respect of its accounting for certain up-front payments and refundable milestone payments. The deferral and release increased sales by $nil for the year ended 31 December 2003. During 2004, management has released the remaining deferred revenue as the associated business was sold in 1999 and there is little expectation of any claims against this revenue. This release of deferred income increased sales by $617,000 for the year ended 31 December 2004 under US GAAP.

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

O. Revenue Recognition

Under UK GAAP the Company recognized revenue on dispatch of goods. Under US GAAP revenue is recognized on delivery to the customer, when title is deemed to pass. Normally, there is an insignificant timing difference between dispatch and delivery to the customer and hence no adjustment is recorded. However, during the last week of December 2002, such a delay occurred and accordingly an adjustment of $348,000 was made in 2002 to reflect the profit element of sales ($736,000) recognized under UK GAAP but deferred under US GAAP. The associated adjustment to cost of sales would be $388,000. During 2003, and 2004, there were no such cut-off differences.

P. Adjustment to Permax purchase consideration

Under UK GAAP purchase consideration paid by means of a note payable is measured at its principal amount. Under US GAAP purchase consideration is measured by reference to the fair value of the liability assumed. At the date in 2002 the Group exercised its Permax option, the fair value of its obligation to Elan was $3,073,000 lower than the face amount of the liability as determined by discounting future cash flows at US dollar LIBOR plus 4% being 5.66%.

As of December 31, 2002, the basis difference was eliminated as a result of the impairment recognized with respect to Permax. However, as a result of the initial basis difference, the impairment under US GAAP was $3,073,000 lower that that recognized under UK GAAP, partly offset by an additional $927,000 in interest recognized using the effective interest method.

During 2003, following renegotiation, all liabilities due to Elan became payable by 31 March 2004. As the maturity of these liabilities was three months from the balance sheet date, the Group considered there to be no remaining difference between the carrying value and the fair value. These liabilities were settled in February 2004.

Q. Fair value of warrants

On 21 December 2005, the Company issued 9,135,034 warrants solely as an inducement to participate in the December 2005 equity fundraising by private placement. No services, past or present, were received in order to earn the warrants. Under US GAAP, the fair value of these warrants, using the Black-Scholes pricing model, has been calculated as $9,957,187 and is included in the share premium account within additional paid in capital. The net impact on the US GAAP shareholders’ equity is therefore $nil. Under UK GAAP no such charge is currently required.

The Group issued 313,234 warrants on 27 January 2003. Under US GAAP, in 2004, the value of these warrants using the Black-Scholes pricing model is $170,000 (2003: $158,000). Because these warrants were issued in connection with a fundraising, this would be charged against the share premium account and offset by a matching entry to the profit and loss reserve. The net impact on the US GAAP shareholders’ equity is therefore $nil. Under UK GAAP no such charge is currently required.

R. Discount on loan note

As disclosed in note 25, in February 2004 Amarin issued a $5 million loan note and 500,000 warrants to Elan, as part of the settlement of debt obligations. In October 2004, Mr. Thomas Lynch purchased all of Elan’s interests in Amarin, which included the $5 million loan note and 500,000 warrants. Subsequently, Amarin agreed with Mr. Lynch to the redemption of $3,000,000 of the loan note for ordinary share capital at a ten-day trailing average market price; the result being that, at the end of 2004, Amarin had in issue $2 million loan notes and 500,000 warrants in favor of Mr. Lynch. AIHL redeemed the remaining $2 million of the loan note and to subscribe for 1,538,461 ordinary shares as part of the registered direct offering completed in May 2005.

Under US GAAP the $2 million loan note and the 500,000 warrants issued to Mr. Lynch in 2004 have been accounted for under APB 14, so that the proceeds of the loan note have been allocated between the debt and the warrants based on their relative fair values. The debt is being accreted up to its face value over the term of the loan note, with a corresponding charge to interest expense. The fair value of the warrants is being retained in additional paid in capital until such times as they are exercised, lapse, or are otherwise dealt with. The initial value of the discount representing the fair value of the warrants was $389,000. The amortization of this balance of the period to 31 December 2004 was $20,000 leaving a year end carrying value of $369,000. This was written off in period to 31 December 2005. Under UK GAAP the warrants are regarded as not having affected the finance cost of the loan note.

S. Vacation accrual

Under UK GAAP, Amarin does not provide for vacation expense. To comply with US GAAP this expense would be fully provided for. At 31 December 2005, the value was $78,000 (31 December 2004; $35,000).

T. Adjustment for acquisition accounting

As detailed in note 43B and C, under US GAAP, the inclusion of the intangible fixed asset at fair value in the acquisition accounting gives rise to negative goodwill.

Under US GAAP, when a business combination involves contingent consideration that, when resolved, might result in the recognition of an additional element of cost with respect to the acquired entity, a deferred credit should be recognized for the lesser of (1) the maximum amount of contingent consideration or (2) the initial amount of negative goodwill. The maximum amount of the contingent consideration for Laxdale is £25,000,000 ($48,200,000) as set out in note 3 above. The initial amount of negative goodwill is $41,354,000 as set out below. Thus, a deferred credit of $41,354,000 is recognized on the acquisition of Laxdale being the initial amount of negative goodwill.

When the amount of any contingent consideration becomes known and the consideration is issued or becomes issuable, any difference between the fair value of the contingent consideration issued or issuable and the deferred credit would be treated as follows:

•	An excess of the fair value of the contingent consideration issued or issuable over the amount of the deferred credit would be recognized as additional cost of the acquired entity.

•	An excess of the deferred credit over the fair value of the consideration issued or issuable would first be recognized as a pro rata reduction of the amounts that were initially assigned to eligible acquired assets, after which any remaining difference would be recognized as an extraordinary gain.

U. Adjustment for consolidation

Under UK GAAP, foreign currency subsidiaries are consolidated into Group financial statements using the translation method most appropriate for their circumstances. The Company’s accounting policies define the two methods available under UK GAAP, see note 2.

Amarin Neuroscience Limited and Amarin Pharmaceuticals Ireland Limited are interlinked and dependent on the Group for funding and decision making. Both subsidiaries therefore meet the criteria to use the temporal method and accordingly losses arising on translation for consolidation are reported within the income statement.

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

In 2005, using the temporal method for the translation and consolidation of Amarin Neuroscience Limited and Amarin Pharmaceutical Ireland Limited, an accounting translation credit of $939,000 (2004 expense of $302,000) was recorded, under UK GAAP, as part of the result for the year in the income statement. This has been adjusted for in the US GAAP net income reconciliation.

Using the closing rate method applicable under US GAAP would have resulted in a reduction of $7,000 (2004: $17,000) to shareholders’ equity as the temporal method also requires non-monetary assets to be translated at the exchange rate ruling at the date they were acquired rather than the year-end rate. Under US GAAP, an amount of $949,000 (2004: $319,000) would be dealt with through other comprehensive income.

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

V. Restructuring provision — staff redundancy costs

Under UK GAAP, redundancy obligations other than pensions are liabilities, which should be recognized in the accounts in line with FRS 12. In 2005, $441,000 was recognized in respect of redundancy benefits.

Under US GAAP, redundancy benefits will only be accounted for where they meet certain conditions. Where all such conditions are not met in full, the amount is deferred. A portion of the redundancy costs related to a statutory element ($24,000), so these were accounted for under FAS 112. The statutory costs met the criteria under FAS 112, therefore, these costs were recorded in 2005. The remaining redundancy costs are accounted for under FAS 146. Not all of these remaining costs met all the criteria for recognition in 2005, thus $80,000 of redundancy costs will not be recognized until 2006.

W. Property costs

Under UK GAAP, in 2005 Amarin recognized a liability of $187,000 being the property costs associated with the occupied portion of the Stirling property for the period April to December 2006. (It is Amarin’s intention to vacate the property at March 31st and notice has been given to the effect).

Under US GAAP, no liability should be recognized until the property has been vacated.

43.  Acquisition accounting

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

			UK GAAP
		Fair value	acquisition
	Laxdale	adjustment	accounting
	$’000	$’000	$’000

Intangible fixed assets	—	6,858	6,858
Tangible fixed assets	218	—	218
Investments	282	(65)	217
Net current liabilities	(2,700)	—	(2,700)

Net liabilities acquired	(2,200)	6,793	4,593

Consideration	No. of Shares (’000)	$

— shares issued at fair value (market value)	3,500	1.08	3,780
— Other costs of acquisition			813

Goodwill			—

Fair value adjustments were considered for all assets/liabilities present on Laxdale’s balance sheet at the date of acquisition (8 October 2004). For all asset classes other than intangible fixed assets and investments, no fair value adjustment were proposed due to materiality and specifically, the ongoing use of certain items such as tangible fixed assets and the proximity to settlement for the other current assets and liabilities. Other acquisition additional liabilities were considered but none were noted as they do not meet the FRS 7 definitions in that there were no demonstrable commitments that would exist irrespective of the acquisition being consummated or not.

The most significant fair value adjustment is the recognition of an intangible asset, representing intellectual property rights. Per FRS 7, (para 1 and 2), the recognition criteria for intangible assets of separability (can be disposed of separately from the company as a whole) and control (either via custody or legal/contractual rights) are met, as is the FRS 5 definition of an asset, being the right to future economic benefits. Per FRS 10, reliable measurement of the intangible is achieved by discounted cashflow analysis resulting in a valuation which is then capped by FRS 10 para 10 such that negative goodwill does not arise. This gave rise to the recognition of an intangible asset, representing intellectual property rights of $6,858,000 which is being amortized over 15.5 years representing the time to patent expiry.

Laxdale has a shareholding in Amarin (see note 32). The fair value adjustment to investments, of $65,000, writes down the value of these shares from that held within Laxdale’s financial statements to the market value at 8 October 2004. This value was $1.08 per share.

B. Fair value table under US GAAP and comparison to UK GAAP

This table shows the negative goodwill arising on the acquisition due to the fair value of the separable net assets exceeding the fair value of the consideration. The additional value assigned under US GAAP to the intangible asset is shown (representing the difference between the value assigned under UK GAAP and US GAAP) together with the impact of Laxdale’s US GAAP revenue recognition difference under SAB 104 leading to the deferral of revenue. Below is the US GAAP fair value accounting in accordance with FAS 141 — Business Combinations.

			US GAAP	UK GAAP	Difference
		Fair value	acquisition	acquisition	between US
	Laxdale	adjustment	accounting	accounting	and UK GAAP
	$’000	$’000	$’000	$’000	$’000

Intangible fixed assets	—	48,235	48,235	6,858	41,377
Tangible fixed assets	218	—	218	218	—
Investments	282	(65)	217	217	—
Net current liabilities	(2,700)	—	(2,700)	(2,700)	—
US GAAP differences — see below	(9,448)	9,425	(23)	—	(23)

Net liabilities acquired	(11,648)	57,595	45,947	4,593	41,354

	No of Shares
	(’000)	$

— shares issued at fair value (market value)	3,500	1.08	3,780	3,780
— Other costs of acquisition			813	813

Negative goodwill			(41,354)	—

Laxdale’s US GAAP differences were in respect of the following —

Under UK GAAP, non-refundable licensing revenue in the form of milestone payments is recognized upon transfer or licensing of intellectual property rights. Where licensing agreements stipulate payment on a milestone basis, revenue is recognized upon achievement of those milestones. Revenues were stated net of value added tax and similar taxes. No revenue was recognized for consideration, the receipt of which was dependent on future events, future performance or refund obligations.

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

Laxdale had received non-refundable milestone income under license agreements with its licensing partners. Under the terms of the license agreements it is the company’s responsibility to obtain approval of the licensed product and in certain cases to supply the product to the licensee once the product is approved. Under the terms of SABs 101 and 104 and EITF00-21, these milestone fees were being deferred and amortized in Laxdale’s books on a straight-line basis over the estimated life of the relevant patent. This was considered by the company to be the term of the performance obligations under each license agreement.

As at 8 October 2004, Laxdale held a total of $9,425,000 of deferred revenue on its balance sheet under US GAAP, analyzed as $608,000 due to be released to income within one year and $8,817,000 representing the fair value of the deferred revenue for phased release after more than one year. However, the future milestone fees associated with future performance obligations under these license agreements were at market rates relative to the future work being performed. Therefore, under EITF01-03, the deferred revenue was written off as part of the purchase price allocation and has been shown within the fair value adjustments above.

Under UK GAAP Laxdale did not fully provide for vacation expense. To comply with US GAAP this expense was fully provided for. At 8 October the vacation provision was $23,000.

C. Negative goodwill and recognition of deferred credit

Under US GAAP, when a business combination involves contingent consideration that, when resolved, might result in the recognition of an additional element of cost with respect to the acquired entity, a deferred credit should be recognized for the lesser of (1) the maximum amount of the contingent consideration or (2) the initial amount of negative goodwill. The maximum amount of the contingent consideration for Laxdale was £25,000,000 ($48,200,000) as set out in note 3. The initial amount of negative goodwill was $41,354,000 as set out below. Thus, a deferred credit of $41,354,000 was recognized on the acquisition of Laxdale being the initial amount of negative goodwill.

					US GAAP
					acquisition
					accounting
				Recognition of	after
			US GAAP	negative	recognition of
		Fair value	acquisition	goodwill as a	deferred
	Laxdale	adjustment	accounting	deferred credit	credit
	$’000	$’000	$’000	$’000	$’000

Intangible fixed assets	—	48,235	48,235	—	48,235
Tangible fixed assets	218	—	218	—	218
Investments	282	(65)	217		217
Net current liabilities	(2,700)	—	(2,700)		(2,700)
Deferred credit	—	—	—	(41,354)	(41,354)
US GAAP differences	(9,448)	9,425	(23)		(23)

Net liabilities acquired	(11,648)	57,595	45,947		4,593

	’000	$

— shares issued at fair value (market value)	3,500	1.08	3,780
— Other costs of acquisition			813

Negative goodwill			(41,354)	41,354

The following table shows the write-off to operating expenses within the income statement, in accordance with US GAAP, of the intangible asset that was created by the acquisition, as shown in the above table, of $48,235,000.

	US GAAP
	acquisition
	accounting
	after	Write-off of	US GAAP	UK GAAP
	recognition of	intangible	effect of	effect of	Oct 8, 2004
	deferred	fixed asset as	acquisition on	acquisition on	difference between
	credit	in-process R&D	Amarin	Amarin	US and UK GAAP
	$’000	$’000	$’000	$’000	$’000

Intangible fixed assets	48,235	(48,235)	—	6,858	(6,858)
Tangible fixed assets	218	—	218	218	—
Investments	217	—	217	217	—
Net current liabilities	(2,700)	—	(2,700)	(2,700)	—
Deferred credit	(41,354)	—	(41,354)	—	(41,354)
US GAAP — vacation accrual	(23)	—	(23)	—	(23)

Net liabilities acquired	4,593	(48,235)	(43,642)	4,593	(48,235)

Pro forma net revenues and loss from operations and net loss under US GAAP calculated using Amarin’s audited financial statements, would have been as follows if the acquisition had occurred as of the beginning of the years ended December 31, 2004 and 2003 respectively:

	Year Ended December 31,
	2004	2003
	(Unaudited)
	$’000	$’000

Net revenues	2,095	8,157
Loss from operations	(70,000)	(32,594)
Net loss	(70,020)	(35,189)
Net loss per share
Basic	(3.11)	(2.06)
Diluted	(3.11)	(2.06)

Net loss per share is calculated using Amarin’s weighted average number of shares as per note Note 42.

Exhibits

1.1	Memorandum of Association of the Company(16)
1.2	Articles of Association of the Company(16)
2.1	Form of Deposit Agreement, dated as of March 29, 1993, among the Company, Citibank, N.A., as Depositary, and all holders from time to time of American Depositary Receipts issued thereunder(1)
2.2	Amendment No. 1 to Deposit Agreement, dated as of October 8, 1998, among the Company, Citibank, N.A., as Depositary, and all holders from time to time of the American Depositary Receipts issued thereunder(2)
2.3	Amendment No. 2 to Deposit Agreement, dated as of September 25, 2002 among the Company, Citibank N.A., as Depositary, and all holders from time to time of the American Depositary Receipts issued thereunder(3)
2.4	Form of Ordinary Share certificate(10)
2.5	Form of American Depositary Receipt evidencing ADSs (included in Exhibit 2.3)(3)
2.6	Registration Rights Agreement, dated as of October 21, 1998, by and among Ethical Holdings plc and Monksland Holdings B.V.(10)
2.7	Amendment No. 1 to Registration Rights Agreement and Waiver, dated January 27, 2003, by and among the Company, Elan International Services, Ltd. and Monksland Holdings B.V.(10)
2.8	Second Subscription Agreement, dated as of November 1999, among Ethical Holdings PLC, Monksland Holdings B.V. and Elan Corporation PLC(4)
2.9	Purchase Agreement, dated as of June 16, 2000, by and among the Company and the Purchasers named therein(4)
2.10	Registration Rights Agreement, dated as of November 24, 2000, by and between the Company and Laxdale Limited(5)
2.11	Form of Subscription Agreement, dated as of January 27, 2003 by and among the Company and the Purchasers named therein(10) (The Company entered into twenty separate Subscription Agreements on January 27, 2003 all substantially similar in form and content to this form of Subscription Agreement.).
2.12	Form of Registration Rights Agreement, dated as of January 27, 2003 between the Company and the Purchasers named therein(10) (The Company entered into twenty separate Registration Rights Agreements on January 27, 2003 all substantially similar in form and content to this form of Registration Rights Agreement.)
2.13	Securities Purchase Agreement dated as of December 16, 2005 by and among the Company and the purchasers named therein(17)
4.1	Amended and Restated Asset Purchase Agreement dated September 29, 1999 between Elan Pharmaceuticals Inc. and the Company(10)
4.2	Variation Agreement, undated, between Elan Pharmaceuticals Inc. and the Company(10)
4.3	License Agreement, dated November 24, 2000, between the Company and Laxdale Limited(6)
4.4	Option Agreement, dated as of June 18, 2001, between Elan Pharma International Limited and the Company(7)
4.5	Deed of Variation, dated January 27, 2003, between Elan Pharma International Limited and the Company(10)
4.6	Lease, dated August 6, 2001, between the Company and LB Strawberry LLC(7)
4.7	Amended and Restated Distribution, Marketing and Option Agreement, dated September 28, 2001, between Elan Pharmaceuticals, Inc. and the Company(8)
4.8	Amended and Restated License and Supply Agreement, dated March 29, 2002, between Eli Lilly and Company and the Company(10)†
4.9	Deed of Variation, dated January 27, 2003, between Elan Pharmaceuticals Inc. and the Company(10)
4.10	Stock and Intellectual Property Right Purchase Agreement, dated November 30, 2001, by and among Abriway International S.A., Sergio Lucero, Francisco Stefano, Amarin Technologies S.A., Amarin Pharmaceuticals Company Limited and the Company(7)
4.11	Stock Purchase Agreement, dated November 30, 2001, by and among Abriway International S.A., Beta Pharmaceuticals Corporation and the Company(7)

4.12	Novation Agreement, dated November 30, 2001, by and among Beta Pharmaceuticals Corporation, Amarin Technologies S.A. And the Company(7)
4.13	Loan Agreement, dated September 28, 2001, between Elan Pharma International Limited and the Company(8)
4.14	Deed of Variation, dated July 19, 2002, amending certain provisions of the Loan Agreement between the Company and Elan Pharma International Limited(10)
4.15	Deed of Variation No. 2, dated December 23, 2002, between The Company and Elan Pharma International Limited(10)
4.16	Deed of Variation No. 3, dated January 27, 2003, between the Company and Elan Pharma International Limited(10)
4.17	The Company 2002 Stock Option Plan(9)
4.18	Agreement Letter, dated October 21, 2002, between the Company and Security Research Associates, Inc.(10)
4.19	Agreement, dated January 27, 2003, among the Company, Elan International Services, Ltd. and Monksland Holdings B.V.(10)
4.20	Master Agreement, dated January 27, 2003, between Elan Corporation, plc., Elan Pharma International Limited, Elan International Services, Ltd., Elan Pharmaceuticals, Inc., Monksland Holdings B.V. and the Company(10)
4.21	Form of Warrant Agreement, dated March 19, 2003, between the Company and individuals designated by Security Research Associates, Inc.(10) (The Company entered into seven separate Warrant Agreements on March 19, 2003 all substantially similar in form and content to this form of Warrant Agreement).
4.22	Sale and Purchase Agreement, dated March 14, 2003, between F. Hoffmann — La Roche Ltd., Hoffmann — La Roche Inc And the Company(10)†
4.23	Share Subscription and Purchase Agreement dated October 28, 2003 among the Company, Amarin Pharmaceuticals Company Limited, Watson Pharmaceuticals, Inc. and Lagrummet December NR 911 AB (under name change to WP Holdings AB)(12)
4.24	Asset Purchase Agreement dated February 11, 2004 between the Company, Amarin Pharmaceuticals Company Limited and Valeant Pharmaceuticals International(12)†
4.25	Amendment No. 1 to Asset Purchase Agreement dated February 25, 2004 between the Company, Amarin Pharmaceuticals Company Limited and Valeant Pharmaceuticals International(12)
4.26	Development Agreement dated February 25, 2004 between the Company and Valeant Pharmaceuticals International(12)
4.27	Settlement Agreement dated February 25, 2004 among Elan Corporation plc, Elan Pharma International Limited, Elan International Services, Ltd, Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Company(12)
4.28	Debenture dated August 4, 2003 made by the Company in favour of Elan Corporation plc as Trustee(12)
4.29	Debenture Amendment Agreement dated December 23, 2003 between the Company and Elan Corporation plc as Trustee(12)
4.30	Debenture Amendment Agreement No. 2 dated February 24, 2004 between the Company and Elan Corporation plc as Trustee(12)
4.31	Loan Instrument dated February 25, 2004 executed by Amarin in favor of Elan Pharma International Limited(12)
4.32	Amended and Restated Master Agreement dated August 4, 2003 among Elan Corporation plc, Elan Pharma International Limited, Elan International Services, Ltd., Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Company(11)(12)
4.33	Amended and Restated Option Agreement dated August 4, 2003 between the Company and Elan Pharma International Limited(11)(12)
4.34	Deed of Variation No. 2, dated August 4, 2003, to the Amended and Restated Distribution, Marketing and Option Agreement between Elan Pharmaceuticals, Inc. and the Company(11)(12)
4.35	Deed of Variation No. 4, dated August 4, 2003, to Loan Agreement between the Company and Elan Pharma International Limited(11)(12)
4.36	Amendment Agreement No. 1, dated August 4, 2003, to Amended and Restated Asset Purchase Agreement among Elan International Services, Ltd., Elan Pharmaceuticals, Inc. and the Company(11)(12)

4.37	Warrant dated February 25, 2004 issued by the Company in favor of the Warrant Holders named therein(12)
4.38	Amendment Agreement dated December 23, 2003, between Elan Corporation plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Company(11)(12)
4.39	Bridging Loan Agreement dated December 23, 2003 between the Company and Elan Pharmaceuticals, Inc. (11)(12)
4.40	Agreement dated December 23, 2003 between the Company and Elan Pharma International Limited, amending the Amended and Restated Option Agreement dated August 4, 2003(11)(12)
4.41	Inventory Buy Back Agreement dated March 18, 2004 between the Company and Swiftwater Group LLC (12)†
4.42	Form of Subscription Agreement, dated as of October 7, 2004 by and among the Company and the Purchasers named therein(13) (The Company entered into 14 separate Subscription Agreements on October 7, 2004 all substantially similar in form and content to this form of Subscription Agreement.)
4.43	Form of Registration Rights Agreement, dated as of October 7, 2004 between the Company and the Purchasers named therein(13) (The Company entered into 14 separate Registration Rights Agreements on October 7, 2004 all substantially similar in form and content to this form of Registration Rights Agreement.)
4.44	Share Purchase Agreement dated October 8, 2004 between the Company, Vida Capital Partners Limited and the Vendors named therein relating to the entire issued share capital of Laxdale Limited(13)
4.45	Escrow Agreement dated October 8, 2004 among the Company, Belsay Limited and Simcocks Trust Limited as escrow agent(13)
4.46	Loan Note Redemption Agreement dated October 14, 2004 between Amarin Investment Holding Limited and the Company(13)
4.47	License and Distribution Agreement dated March 26,2003 between Laxdale and SCIL Biomedicals GMBH (14)†
4.48	License Agreement dated July 21, 2003 between Laxdale and an undisclosed a third party(14)†
4.49	Settlement agreement dated 27 September 2004 between the Company and Valeant Pharmaceuticals International(14)†
4.50	Exclusive License Agreement dated October 8, 2004 between Laxdale and Scarista Limited which provides Laxdale with exclusive rights to specified intellectual property of Scarista(14)†
4.51	Exclusive License Agreement dated October 8, 2004 between Laxdale and Scarista Limited pursuant to which Scarista has the exclusive right to use certain of Laxdale’s intellectual property(14)†
4.52	Clinical Supply Agreement between Laxdale and Nisshin Flour Milling Co., Limited dated 27th October 1999(14)†
4.53	Clinical Trial Agreement dated March 18, 2005 between Amarin Neuroscience Limited and the University of Rochester. Pursuant to this agreement the University is obliged to carry out or to facilitate the carrying out of a clinical trial research study set forth in a research protocol on Miraxion in patients with Huntington’s disease(14)†
4.54	License and Distribution Agreement dated December 20, 2002 between Laxdale Limited and Link Pharmaceuticals Limited(14)†
4.55	License and Distribution Agreement dated December 9, 2002 between Laxdale Limited and Juste S.A.Q.F. (14)†
4.56	Loan Note Redemption Agreement dated May, 2005 between Amarin Investment Holding Limited and the Company.(14)
4.57	Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited.(15)
4.58	License Agreement dated December 31, 2005 between Amarin Neuroscience Limited and Multicell Technologies, Inc.(15)†
4.59	Consultancy Agreement dated March 29, 2006 between Amarin Corporation plc and Dalriada Limited*
8.1	Subsidiaries of the Company*
11.1	Code of Ethics*
12.1	Certification of Richard A.B. Stewart required by Rl 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification of Alan Cooke required by Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Richard A. B. Stewart required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Alan Cooke required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
14.1	Consent of PricewaterhouseCoopers LLP*
14.2	Consent of Ernst & Young LLP*

*	Filed herewith

†	Confidential treatment requested (the confidential portions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission)

(1)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-1, File No. 33-58160, filed with the Securities and Exchange Commission on February 11, 1993.

(2)	Incorporated herein by reference to Exhibit(a)(i) to the Company’s Registration Statement on Post-Effective Amendment No. 1 to Form F-6, File No. 333-5946, filed with the Securities and Exchange Commission on October 8, 1998.

(3)	Incorporated herein by reference to Exhibit a)(ii) to the Company’s Registration Statement on Post-Effective Amendment No. 2 to Form F-6, File No. 333-5946, filed with the Securities and Exchange Commission on September 26, 2002.

(4)	Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 1999, filed with the Securities and Exchange Commission on June 30, 2000.

(5)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-3, File No. 333-13200, filed with the Securities and Exchange Commission on February 22, 2001.

(6)	Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on July 2, 2001.

(7)	Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on May 9, 2002.

(8)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Pre-Effective Amendment No. 2 to Form F-3, File No. 333-13200, filed with the Securities and Exchange Commission on November 19, 2001.

(9)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form S-8, File No. 333-101775, filed with the Securities and Exchange Commission on December 11, 2002.

(10)	Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on April 24, 2003.

(11)	These agreements are no longer in effect as a result of superseding agreements entered into by the Company.

(12)	Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Securities and Exchange Commission on March 31, 2004.

(13)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-3, File No. 333-121431, filed with the Securities and Exchange Commission on December 20, 2004.

(14)	Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on April 1, 2005.

(15)	Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-3, File No. 333-131479, filed with the Securities and Exchange Commission on February 2, 2006.

(16)	Incorporated by reference herein to certain exhibits in the Company’s report on Form 6-K, filed with the Securities and Exchange Commission on December 12, 2005.

(17)	Incorporated by reference herein to certain exhibits in the Company’s report on Form 6-K, filed with the Securities and Exchange Commission on December 28, 2005.