Form 20-F/A
period 2005-12-31
AMARIN CORP PLC\UK
filed 2006-10-13
CIK 897448

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from _______ to _______.

Commission file number: 0-21392

AMARIN CORPORATION PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

110 Cannon Street, London EC4N 6AR, England
(Address of principal executive offices)
_____________________________

Securities registered or to be registered pursuant to
Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

American Depositary Shares, each representing one Ordinary Share, par value 5 pence per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

77,548,908 Ordinary Shares, 5 pence par value per share
(as of December 31, 2005)

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

YES ☐ NO ☑

EXPLANATORY NOTE

This Amendment No. 1 to Amarin Corporation plc’s (“Amarin”) Annual Report on Form 20-F for the fiscal year ended December 31, 2005 is being filed solely to add as exhibits two employment contracts (the “Exhibits”) with senior management which were omitted from Amarin’s Form 20-F which was filed on March 30, 2006.

This Amendment consists of a cover page, this explanatory note, a revised Item 19 list of exhibits, the signature page of the Chief Executive Officer of Amarin and the Exhibits. Other than the addition of the Exhibits and revision to the list of exhibits, no changes have been made to any portion to the Form 20-F as originally filed. This Amendment continues to speak as of the date of the original filing of the Form 20-F and, except as described above, does not purport to amend or update the information contained in the Form 20-F filed on March 30, 2006, or reflect any events that have occurred after the Form 20-F was filed.

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

2.13	Securities Purchase Agreement dated as of December 16, 2005 by and among the Company and the purchasers named therein(17)
4.1	Amended and Restated Asset Purchase Agreement dated September 29, 1999 between Elan Pharmaceuticals Inc. and the Company(10)
4.2	Variation Agreement, undated, between Elan Pharmaceuticals Inc. and the Company(10)
4.3	License Agreement, dated November 24, 2000, between the Company and Laxdale Limited(6)
4.4	Option Agreement, dated as of June 18, 2001, between Elan Pharma International Limited and the Company(7)
4.5	Deed of Variation, dated January 27, 2003, between Elan Pharma International Limited and the Company(10)
4.6	Lease, dated August 6, 2001, between the Company and LB Strawberry LLC(7)

4.7	Amended and Restated Distribution, Marketing and Option Agreement, dated September 28, 2001, between Elan Pharmaceuticals, Inc. and the Company(8)
4.8	Amended and Restated License and Supply Agreement, dated March 29, 2002, between Eli Lilly and Company and the Company(10) †
4.9	Deed of Variation, dated January 27, 2003, between Elan Pharmaceuticals Inc. and the Company(10)
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
4.20
Master Agreement, dated January 27, 2003, between Elan Corporation plc, Elan Pharma International Limited, Elan International Services, Ltd., Elan Pharmaceuticals, Inc., Monksland Holdings B.V. and the Company(10)

4.21
Form of Warrant Agreement, dated March 19, 2003, between the Company and individuals designated by Security Research Associates, Inc.(10) (The Company entered into seven separate Warrant Agreements on March 19, 2003 all substantially similar in form and content to this form of Warrant Agreement.)

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
4.27
Settlement Agreement dated February 25, 2004 among Elan Corporation plc, Elan Pharma International Limited, Elan International Services, Ltd., Elan Pharmaceuticals, Inc., Monksland Holdings B.V. and the Company(12)

4.28	Debenture dated August 4, 2003 made by the Company in favor of Elan Corporation plc as Trustee(12)
4.29	Debenture Amendment Agreement dated December 23, 2003 between the Company and Elan Corporation plc as Trustee(12)
4.30	Debenture Amendment Agreement No. 2 dated February 24, 2004 between the Company and Elan Corporation plc as Trustee(12)
4.31	Loan Instrument dated February 25, 2004 executed by Amarin in favor of Elan Pharma International Limited(12)
4.32
Amended and Restated Master Agreement dated August 4, 2003 among Elan Corporation plc, Elan Pharma International Limited, Elan International Services, Ltd., Elan Pharmaceuticals, Inc., Monksland Holdings B.V. and the Company(11)(12)

4.33	Amended and Restated Option Agreement dated August 4, 2003 between the Company and Elan Pharma International Limited(11)(12)
4.34	Deed of Variation No. 2, dated August 4, 2003, to the Amended and Restated Distribution, Marketing and Option Agreement between Elan Pharmaceuticals, Inc. and the Company(11)(12)
4.35	Deed of Variation No. 4, dated August 4, 2003, to Loan Agreement between the Company and Elan Pharma International Limited(11)(12)
4.36	Amendment Agreement No. 1, dated August 4, 2003, to Amended and Restated Asset Purchase Agreement among Elan International Services, Ltd., Elan Pharmaceuticals, Inc. and the Company(11)(12)
4.37	Warrant dated February 25, 2004 issued by the Company in favor of the Warrant Holders named herein(12)
4.38	Amendment Agreement dated December 23, 2003, among Elan Corporation plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., Monksland Holdings B.V. and the Company(11)(12)
4.39	Bridging Loan Agreement dated December 23, 2003 between the Company and Elan Pharmaceuticals, Inc. (11)(12)
4.40	Agreement dated December 23, 2003 between the Company and Elan Pharma International Limited, amending the Amended and Restated Option Agreement dated August 4, 2003(11)(12)
4.41	Inventory Buy Back Agreement dated March 18, 2004 between the Company and Swiftwater Group LLC(12)†
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

4.44	Share Purchase Agreement dated October 8, 2004 among the Company, Vida Capital Partners Limited and the Vendors named therein relating to the entire issued share capital of Laxdale Limited(13)
4.45	Escrow Agreement dated October 8, 2004 among the Company, Belsay Limited and Simcocks Trust Limited as escrow agent(13)
4.46	Loan Note Redemption Agreement dated October 14, 2004 between Amarin Investment Holding Limited and the Company(13)

4.47	License and Distribution Agreement dated March 26, 2003 between Laxdale and SCIL Biomedicals GmbH(14)†
4.48	License Agreement dated July 21, 2003 between Laxdale and an undisclosed third party(14)†
4.49	Settlement agreement dated 27 September 2004 between the Company and Valeant Pharmaceuticals International(14)†
4.50	Exclusive License Agreement dated October 8, 2004 between Laxdale and Scarista Limited which provides Laxdale with exclusive rights to specified intellectual property of Scarista(14)†
4.51	Exclusive License Agreement dated October 8, 2004 between Laxdale and Scarista Limited pursuant to which Scarista has the exclusive right to use certain of Laxdale’s intellectual property(14)†
4.52	Clinical Supply Agreement between Laxdale and Nisshin Flour Milling Co., Limited dated 27th October 1999(14)†
4.53
Clinical Trial Agreement dated March 18, 2005 between Amarin Neuroscience Limited and the University of Rochester. Pursuant to this agreement the University is obliged to carry out or to facilitate the carrying out of a clinical trial research study set forth in a research protocol on Miraxion in patients with Huntington’s disease(14)†

4.54	License and Distribution Agreement dated December 20, 2002 between Laxdale Limited and Link Pharmaceuticals Limited(14)†
4.55	License and Distribution Agreement dated December 9, 2002 between Laxdale Limited and Juste S.A.Q.F.(14)†
4.56	Loan Note Redemption Agreement dated May, 2005 between Amarin Investment Holding Limited and the Company(14)
4.57	Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited(15)
4.58	License Agreement dated December 31, 2005 between Amarin Neuroscience Limited and Multicell Technologies, Inc.(15)†
4.59	Consultancy Agreement dated March 29, 2006 between Amarin Corporation plc and Dalriada Limited(18)
4.60	Employment Agreement with Richard Stewart, dated November 23, 1998 and deed of variation dated April 5, 2004.*
4.61	Employment Agreement with Alan Cooke, dated May 12, 2004 and amended September 1, 2005*
8.1	Subsidiaries of the Company(18)
11.1	Code of Ethics(18)
12.1	Certification of Richard A.B. Stewart required by R1 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(18)
12.2	Certification of Alan Cooke required by Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(18)
13.1	Certification of Richard A.B. Stewart required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(18)
13.2	Certification of Alan Cooke required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(18)
14.1	Consent of PricewaterhouseCoopers LLP(18)
14.2	Consent of Ernst & Young LLP(18)

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

(6)   Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on July 2, 2001

(7)   Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended 31, 2001, filed with the Securities and Exchange Commission on May 9, 2002.

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

(10)  Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended 31, 2002, filed with the Securities and Exchange Commission on April 24, 2003.

(11)  These agreements are no longer in effect as a result of superseding agreements entered into by the Company.

(12)  Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended 31, 2003, filed with the Securities and Exchange Commission on March 31, 2004.

(13)  Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-3, File No. 333-121431, filed with the Securities and Exchange Commission on December 20, 2004.

(14)  Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended 31, 2004, filed with the Securities and Exchange Commission on April 1, 2005.

(15)  Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-3, File No. 333-131479, filed with the Securities and Exchange Commission on February 2, 2006.

(16)  Incorporated herein by reference to certain exhibits in the Company’s report on Form 6-K, filed with the Securities and Exchange Commission on December 12, 2005.

(17)  Incorporated herein by reference to certain exhibits in the Company’s report on Form 6-K, filed with the Securities and Exchange Commission on December 28, 2005.

(18)  Incorporated herein by reference to certain exhibits in the Company’s Annual Report on Form 20-F for the year ended 31, 2005, filed with the Securities and Exchange Commission on March 30, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMARIN CORPORATION PLC

By:	/s/ RICHARD A. B. STEWART
Richard A. B. Stewart
Chief Executive Officer

Date:	October 13, 2006

Amarin Corporation plc

EXHIBIT INDEX

1.1	Memorandum of Association of the Company(16)
1.2	Articles of Association of the Company(16)
2.1	Form of Deposit Agreement, dated as of March 29, 1993, among the Company, Citibank, N.A., as Depositary, and all holders from time to time of American Depositary Receipts issued thereunder(1)
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

2.13	Securities Purchase Agreement dated as of December 16, 2005 by and among the Company and the purchasers named therein(17)
4.1	Amended and Restated Asset Purchase Agreement dated September 29, 1999 between Elan Pharmaceuticals Inc. and the Company(10)
4.2	Variation Agreement, undated, between Elan Pharmaceuticals Inc. and the Company(10)
4.3	License Agreement, dated November 24, 2000, between the Company and Laxdale Limited(6)
4.4	Option Agreement, dated as of June 18, 2001, between Elan Pharma International Limited and the Company(7)
4.5	Deed of Variation, dated January 27, 2003, between Elan Pharma International Limited and the Company(10)
4.6	Lease, dated August 6, 2001, between the Company and LB Strawberry LLC(7)

4.7	Amended and Restated Distribution, Marketing and Option Agreement, dated September 28, 2001, between Elan Pharmaceuticals, Inc. and the Company(8)
4.8	Amended and Restated License and Supply Agreement, dated March 29, 2002, between Eli Lilly and Company and the Company(10) †
4.9	Deed of Variation, dated January 27, 2003, between Elan Pharmaceuticals Inc. and the Company(10)
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
4.20
Master Agreement, dated January 27, 2003, between Elan Corporation plc, Elan Pharma International Limited, Elan International Services, Ltd., Elan Pharmaceuticals, Inc., Monksland Holdings B.V. and the Company(10)

4.21
Form of Warrant Agreement, dated March 19, 2003, between the Company and individuals designated by Security Research Associates, Inc.(10) (The Company entered into seven separate Warrant Agreements on March 19, 2003 all substantially similar in form and content to this form of Warrant Agreement.)

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
4.27
Settlement Agreement dated February 25, 2004 among Elan Corporation plc, Elan Pharma International Limited, Elan International Services, Ltd., Elan Pharmaceuticals, Inc., Monksland Holdings B.V. and the Company(12)

4.28	Debenture dated August 4, 2003 made by the Company in favor of Elan Corporation plc as Trustee(12)
4.29	Debenture Amendment Agreement dated December 23, 2003 between the Company and Elan Corporation plc as Trustee(12)
4.30	Debenture Amendment Agreement No. 2 dated February 24, 2004 between the Company and Elan Corporation plc as Trustee(12)
4.31	Loan Instrument dated February 25, 2004 executed by Amarin in favor of Elan Pharma International Limited(12)
4.32
Amended and Restated Master Agreement dated August 4, 2003 among Elan Corporation plc, Elan Pharma International Limited, Elan International Services, Ltd., Elan Pharmaceuticals, Inc., Monksland Holdings B.V. and the Company(11)(12)

4.33	Amended and Restated Option Agreement dated August 4, 2003 between the Company and Elan Pharma International Limited(11)(12)
4.34	Deed of Variation No. 2, dated August 4, 2003, to the Amended and Restated Distribution, Marketing and Option Agreement between Elan Pharmaceuticals, Inc. and the Company(11)(12)
4.35	Deed of Variation No. 4, dated August 4, 2003, to Loan Agreement between the Company and Elan Pharma International Limited(11)(12)
4.36	Amendment Agreement No. 1, dated August 4, 2003, to Amended and Restated Asset Purchase Agreement among Elan International Services, Ltd., Elan Pharmaceuticals, Inc. and the Company(11)(12)
4.37	Warrant dated February 25, 2004 issued by the Company in favor of the Warrant Holders named herein(12)
4.38	Amendment Agreement dated December 23, 2003, among Elan Corporation plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., Monksland Holdings B.V. and the Company(11)(12)
4.39	Bridging Loan Agreement dated December 23, 2003 between the Company and Elan Pharmaceuticals, Inc. (11)(12)
4.40	Agreement dated December 23, 2003 between the Company and Elan Pharma International Limited, amending the Amended and Restated Option Agreement dated August 4, 2003(11)(12)
4.41	Inventory Buy Back Agreement dated March 18, 2004 between the Company and Swiftwater Group LLC(12)†
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

4.44	Share Purchase Agreement dated October 8, 2004 among the Company, Vida Capital Partners Limited and the Vendors named therein relating to the entire issued share capital of Laxdale Limited(13)
4.45	Escrow Agreement dated October 8, 2004 among the Company, Belsay Limited and Simcocks Trust Limited as escrow agent(13)
4.46	Loan Note Redemption Agreement dated October 14, 2004 between Amarin Investment Holding Limited and the Company(13)

4.47	License and Distribution Agreement dated March 26, 2003 between Laxdale and SCIL Biomedicals GmbH(14)†
4.48	License Agreement dated July 21, 2003 between Laxdale and an undisclosed third party(14)†
4.49	Settlement agreement dated 27 September 2004 between the Company and Valeant Pharmaceuticals International(14)†
4.50	Exclusive License Agreement dated October 8, 2004 between Laxdale and Scarista Limited which provides Laxdale with exclusive rights to specified intellectual property of Scarista(14)†
4.51	Exclusive License Agreement dated October 8, 2004 between Laxdale and Scarista Limited pursuant to which Scarista has the exclusive right to use certain of Laxdale’s intellectual property(14)†
4.52	Clinical Supply Agreement between Laxdale and Nisshin Flour Milling Co., Limited dated 27th October 1999(14)†
4.53
Clinical Trial Agreement dated March 18, 2005 between Amarin Neuroscience Limited and the University of Rochester. Pursuant to this agreement the University is obliged to carry out or to facilitate the carrying out of a clinical trial research study set forth in a research protocol on Miraxion in patients with Huntington’s disease(14)†

4.54	License and Distribution Agreement dated December 20, 2002 between Laxdale Limited and Link Pharmaceuticals Limited(14)†
4.55	License and Distribution Agreement dated December 9, 2002 between Laxdale Limited and Juste S.A.Q.F.(14)†
4.56	Loan Note Redemption Agreement dated May, 2005 between Amarin Investment Holding Limited and the Company(14)
4.57	Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited(15)
4.58	License Agreement dated December 31, 2005 between Amarin Neuroscience Limited and Multicell Technologies, Inc.(15)†
4.59	Consultancy Agreement dated March 29, 2006 between Amarin Corporation plc and Dalriada Limited(18)
4.60	Employment Agreement with Richard Stewart, dated November 23, 1998 and deed of variation dated April 5, 2004.*
4.61	Employment Agreement with Alan Cooke, dated May 12, 2004 and amended September 1, 2005*
8.1	Subsidiaries of the Company(18)
11.1	Code of Ethics(18)
12.1	Certification of Richard A.B. Stewart required by R1 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(18)
12.2	Certification of Alan Cooke required by Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(18)
13.1	Certification of Richard A.B. Stewart required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(18)
13.2	Certification of Alan Cooke required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(18)
14.1	Consent of PricewaterhouseCoopers LLP(18)
14.2	Consent of Ernst & Young LLP(18)

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

(6)   Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on July 2, 2001

(7)   Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended 31, 2001, filed with the Securities and Exchange Commission on May 9, 2002.

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

(10)  Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended 31, 2002, filed with the Securities and Exchange Commission on April 24, 2003.

(11)  These agreements are no longer in effect as a result of superseding agreements entered into by the Company.

(12)  Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended 31, 2003, filed with the Securities and Exchange Commission on March 31, 2004.

(13)  Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-3, File No. 333-121431, filed with the Securities and Exchange Commission on December 20, 2004.

(14)  Incorporated herein by reference to certain exhibits to the Company’s Annual Report on Form 20-F for the year ended 31, 2004, filed with the Securities and Exchange Commission on April 1, 2005.

(15)  Incorporated herein by reference to certain exhibits to the Company’s Registration Statement on Form F-3, File No. 333-131479, filed with the Securities and Exchange Commission on February 2, 2006.

(16)  Incorporated herein by reference to certain exhibits in the Company’s report on Form 6-K, filed with the Securities and Exchange Commission on December 12, 2005.

(17)  Incorporated herein by reference to certain exhibits in the Company’s report on Form 6-K, filed with the Securities and Exchange Commission on December 28, 2005.

(18)  Incorporated herein by reference to certain exhibits in the Company’s Annual Report on Form 20-F for the year ended 31, 2005, filed with the Securities and Exchange Commission on March 30, 2006.