Form 20-F
period 2006-12-31
AMARIN CORP PLC\UK
filed 2007-03-05
CIK 897448

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
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

90,684,230 Ordinary Shares, 5 pence par value per share

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

Large accelerated filer ☐     Accelerated filer ☑     Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

ITEM 17 ☐     ITEM 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES ☐     NO ☑

INTRODUCTION		3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS		4

PART I
Item 1	Identity of Directors, Senior Management and Advisers	5
Item 2	Offer Statistics and Expected Timetable	5
Item 3	Key Information	5
Item 4	Information on the Company	20
Item 4A	Unresolved Staff Comments	36
Item 5	Operating and Financial Review and Prospects	37
Item 6	Directors, Senior Management and Employees	47
Item 7	Major Shareholders and Related Party Transactions	55
Item 8	Financial Information	57
Item 9	The Offer and Listing	58
Item 10	Additional Information	59
Item 11	Quantitative and Qualitative Disclosures About Market Risk	77
Item 12	Description of Securities Other than Equity Securities	78

PART II
Item 13	Defaults, Dividend Arrearages and Delinquencies	78
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	78
Item15	Controls and Procedures	78
Item 16	[Reserved]	78
Item 16A	Audit Committee Financial Expert	78
Item 16B	Code of Ethics	79
Item 16C	Principal Accountant Fees and Services	79
Item 16D	Exemption from the Listing Standards for Audit Committees	79
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	79

PART III
Item 17	Financial Statements	79
Item 18	Financial Statements	79
Item 19	Exhibits	80
SIGNATURES		85
Exhibit 1.2
Exhibit 4.17
Exhibit 4.62
Exhibit 4.63
Exhibit 4.64
Exhibit 4.65
Exhibit 4.66
Exhibit 4.67
Exhibit 4.68
Exhibit 4.69
Exhibit 4.70
Exhibit 4.71
Exhibit 4.72
Exhibit 4.73
Exhibit 4.74
Exhibit 4.75
Exhibit 8.1
Exhibit 11.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 14.1
Exhibit 14.2

INTRODUCTION

This report comprises the annual report to shareholders of Amarin Corporation plc (NASDAQCM: AMRN) and its annual report on Form 20-F in accordance with the requirements of the United States Securities and Exchange Commission, or SEC, for the year ended December 31, 2006.

As used in this annual report, unless the context otherwise indicates, the terms “Group”, “Amarin”, “we”, “us” and “our” refer to Amarin Corporation plc and its wholly owned subsidiary companies. Additionally, Amarin Pharmaceuticals, Inc., our former U.S. subsidiary may be referred to in this annual report as “API”, and Amarin Development (Sweden) AB, our former Swedish subsidiary may be referred to in this annual report as “Amarin Development AB” or “ADAB”. Elan Corporation plc or its affiliates, a former related party, may be referred to in this annual report as “Elan”. Laxdale Limited, a company which we acquired in October 2004 and is now known as Amarin Neuroscience Limited, may be referred to herein as “Amarin Neuroscience” or “Laxdale.”

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

In this annual report, references to “pounds sterling,” “£” or “GBP£” are to U.K. currency, references to “U.S. Dollars”, “$” or “US$” are to U.S. currency and references to “euro” of “€” are to Euro currency.

This annual report contains trademarks, tradenames or registered marks owned by Amarin or by other entities, including:

•	Miraxiontm which is registered in the name of our subsidiary Amarin Neuroscience Limited;

•	Permax®, which during the fiscal year covered by this report was registered in Eli Lilly and Company or its affiliates, which we may refer to in this annual report as “Lilly”;

•	Zelapartm, which is registered in Valeant Pharmaceuticals International which we may refer to in this annual report as “Valeant.”

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

•	The success of our research and development activities, including the Phase III trials with Miraxion in Huntington’s disease;

•	Decisions by regulatory authorities regarding whether and when to approve our drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of our products;

•	The speed with which regulatory authorizations, pricing approvals and product launches may be achieved;

•	The success with which developed products may be commercialized;

•	Competitive developments affecting our products under development;

•	The effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use;

•	Claims and concerns that may arise regarding the safety or efficacy of our product candidates;

•	Governmental laws and regulations affecting our operations, including those affecting taxation;

•	Our ability to maintain sufficient cash and other liquid resources to meet operating requirements; general changes in U.K. and U.S. generally accepted accounting principles;

•	Patent positions can be highly uncertain and patent disputes are not unusual. An adverse result in a patent dispute can hamper commercialization of products or negatively impact sales of future products or result in injunctive relief and payment of financial remedies;

•	Uncertainties of the FDA approval process and the regulatory approval processes in other countries, including, without limitation, delays in approval of new products;

•	Difficulties in product development. Pharmaceutical product development is highly uncertain. Products that appear promising in development may fail to reach market for numerous reasons. They may be found to be ineffective or to have harmful side effects in clinical or pre-clinical testing, they may fail to receive the necessary regulatory approvals, they may turn out not to be economically feasible because of manufacturing costs or other factors or they may be precluded from commercialization by the proprietary rights of others; and

•	Growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items.

PART I

Item 1	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2	Offer Statistics and Expected Timetable

Not applicable.

Item 3	Key Information

A.	Selected Financial Data

General

The following table presents selected historical consolidated financial data. The selected historical consolidated financial data as of December 31, 2004, 2005 and 2006 and for each of the years ended December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements beginning on page F-1 of this annual report, which have been audited by PricewaterhouseCoopers an independent registered public accountant firm, for the years ended December 31, 2004, 2005 and 2006. The selected historical consolidated financial data as of December 31, 2003 and 2002 and for the years then ended has been derived from our audited historical financial statements which are not included in these financial statements.

Unless otherwise specified, all references in this annual report to “fiscal year” or “year” of Amarin refer to a twelve-month financial period ended December 31. We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the U.K., which we refer to as “U.K. GAAP” and which differ in certain significant aspects from generally accepted accounting principles in the U.S., which we refer to as “U.S. GAAP”. These differences have a material effect on net income/(loss) and the composition of shareholders’ equity. A detailed analysis of these differences can be found in Note 43 to the consolidated financial statements beginning on page F-1 of this annual report. Note 43 to our consolidated financial statements also provides a reconciliation of our consolidated financial statements to U.S. GAAP.

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

Selected Consolidated Financial Data

	Years Ended December 31
			2004*	2005*
	2002	2003	as restated	as restated	2006
	(In U.S. $, thousands except per share data and number
	of shares information)

Statement of Operations Data — U.K. GAAP
Net sales revenues	65,441	7,365	1,017	500	500
Total (loss) from operations	(32,630)	(38,821)	(11,875)	(20,748)	(31,161)
(Loss) from continuing operations	(6,130)	(6,200)	(10,608)	(20,748)	(31,161)
Net (loss)/income	(37,047)	(19,224)	3,229	(20,547)	(26,920)
(Loss) from continuing operations per Ordinary Share (basic)	(0.66)	(0.36)	(0.47)	(0.45)	(0.38)
Net income/(loss) per Ordinary Share (basic)	(4.00)	(1.13)	0.17	(0.44)	(0.33)
Net income/(loss) per Ordinary Share (diluted)	(4.00)	(1.13)	0.17	(0.44)	(0.33)
Amounts in accordance with U.S. GAAP
Net sales revenues	65,441	7,365	1,017	—	111
Operating (loss)	(28,571)	(25,841)	(67,182)	(19,527)	(27,846)
Net (loss)	(31,014)	(28,436)	(67,202)	(19,630)	(23,707)
Net (loss) per Ordinary Share (basic)	(3.34)	(1.66)	(2.99)	(0.42)	(0.29)
Net (loss) per Ordinary Share (diluted)	(3.34)	(1.66)	(2.99)	(0.42)	(0.29)
Weighted average shares (basic) (thousands)	9,297	17,093	22,511	46,590	82,337
Weighted average shares (diluted) (thousands)	11,896	17,440	22,511	46,590	82,337
Consolidated balance sheet data
Amounts in accordance with U.K. GAAP
Working capital (liabilities)/assets	(19,306)	(39,128)	8,651	28,673	28,835
Total assets	97,438	47,377	23,721	46,760	48,826
Long term obligations	(36,743)	—	(2,687)	(180)	(235)
Capital stock (ordinary shares)	15,838	29,088	3,206	6,778	7,990
Total shareholders’ (deficit)/equity	(6,208)	(6,348)	16,693	38,580	37,835
Number of ordinary shares in issue (thousands)	9,838	17,940	37,632	77,549	90,684
Denomination of each ordinary share	£1.00	£1.00	£0.05	£0.05	£0.05
Number of £ 13% cumulative preference shares in issue (thousands)	2,000	—	—	—	—
Amounts in accordance with U.S. GAAP
Working capital (liabilities)/assets	(19,742)	(39,183)	8,637	28,386	27,946
Total assets	91,755	43,173	13,423	36,650	39,923
Long term obligations/deferred credit	(39,388)	—	(43,640)	(41,519)	(41,470)
Capital stock (ordinary shares)	15,838	29,088	3,206	6,778	7,990
Total shareholders’ (deficit)	(8,724)	(10,552)	(34,593)	(12,680)	(13,192)
Number of ordinary shares in issue (thousands)	9,838	17,940	37,632	77,549	90,684
Denomination of each ordinary share	£1.00	£1.00	£0.05	£0.05	£0.05
Number of £ 13% cumulative preference shares in issue (thousands)	2,000	—	—	—	—

*	As restated for the non-cash compensation expense due to the adoption of U.K. GAAP, Financial Reporting Standard 20 “Share-based payments”, effective January 1, 2006.

Exchange Rates

We changed our functional currency on January 1, 2003 from pounds sterling to U.S. Dollars to reflect the fact that the majority of our transactions, assets and liabilities were denominated in that currency. Consequently, all data provided in this annual report is in U.S. Dollars from 2003 and comparative information for prior years has been restated in U.S. Dollars. Under U.K. GAAP, this restatement of all historical pound sterling amounts has been at an exchange rate of £1 to $1.6099, being the mid point rate on December 31, 2002. Under U.S. GAAP , these historical pound sterling amounts have been restated using the weighted average rate for the income statement and applicable closing rate for the balance sheet, including in the table above.

As some of our assets, liabilities and transactions are denominated in pounds sterling and euro, the rate of exchange between pounds sterling and the U.S. Dollar and between euro and U.S. Dollar, which is determined by supply and demand in the foreign exchange markets and affected by numerous factors, continues to impact our financial results. Fluctuations in the exchange rates between the U.S. Dollar and pounds sterling and between U.S. Dollar and euro may affect any earnings or losses reported by us and the book value of our shareholders’ equity as expressed in U.S. Dollars, and consequently may affect the market price for our ADSs.

The following table sets forth, for the periods indicated, the average of the noon buying rate on the last day of each month during the relevant period as announced by the Federal Reserve Bank of New York for pounds sterling expressed in U.S. Dollars per pound sterling:

Average
Noon Buying
Fiscal Period	Rate
(U.S. Dollars/pound sterling)

12 months ended December 31, 2002	1.5093
12 months ended December 31, 2003	1.6450
12 months ended December 31, 2004	1.8356
12 months ended December 31, 2005	1.8204
12 months ended December 31, 2006	1.8434

The following table sets forth, for each of the last six months, the high and low noon buying rate during each month as announced by the Federal Reserve Bank of New York for pounds sterling expressed in U.S. Dollars per pound sterling:

Month	High Noon Buying Rate	Low Noon Buying Rate
	(U.S. Dollars/pound sterling)
		(U.S. Dollars/pound sterling)

September 2006	1.905	1.863
October 2006	1.9084	1.8548
November 2006	1.9693	1.8883
December 2006	1.9794	1.9458
January 2007	1.9847	1.9305
February 2007	1.9669	1.9443

The noon buying rate as of March 2, 2007 was 1.9458 U.S. Dollars per pound sterling.

B.	Capitalization And Indebtedness

Not applicable.

C.	Reasons For The Offer And Use Of Proceeds

Not applicable.

D.	Risk Factors

RISK FACTORS

You should carefully consider the risks and the information about our business described below, together with all of the other information included in this annual report. You should not interpret the order in which these considerations are presented as an indication of their relative importance to you. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks and uncertainties develops into actual events, our business, financial condition and results of operations could be materially and adversely affected, and the trading price of our ADSs and Ordinary Shares could decline.

We have a history of losses, and we may not be able to attain profitability in the foreseeable future.

We have not been profitable in four of the last five fiscal years. For the fiscal years ended December 31, 2002, 2003, 2004, 2005, and 2006 we reported (losses)/profits of approximately $(37.0) million, $(19.2) million, $3.9 million, ($20.5) million and ($26.9) million, respectively, under U.K. GAAP. Unless and until marketing approval is obtained from either the U.S. Food and Drug Administration, which we refer to as the FDA, or European Medicines Evaluation Agency, which we refer to as the EMEA, for our principal product, MiraxionTM, or we are otherwise able to acquire rights to products that have received regulatory approval or are at an advanced stage of development and can be readily commercialized, we may not be able to generate sufficient revenues in future periods to enable us to attain profitability.

During 2003 and early 2004, we had divested a majority of our assets. Although we subsequently acquired Amarin Neuroscience (formerly Laxdale Limited) and its leased facility in Stirling, Scotland on October 8, 2004, we continue to have limited operations, assets and financial resources. As a result, we currently have no marketable products or other source of revenues other than the Multicell out-licensing contract described herein. All of our current products, including Miraxion, our principal product, are in the development stage. The development of pharmaceutical products is a capital intensive business. Therefore, we expect to incur expenses without corresponding revenues at least until we are able to obtain regulatory approval and sell our future products in significant quantities. This may result in net operating losses, which will increase continuously until we can generate an acceptable level of revenues, which we may not be able to attain. Further, even if we do achieve operating revenues, there can be no assurance that such revenues will be sufficient to fund continuing operations. Therefore, we cannot predict with certainty whether we will ever be able to achieve profitability.

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

As a consequence of the divestiture of a majority of our business and assets during 2003 and early 2004 and our acquisition of Amarin Neuroscience in October 2004, our historical financial results do not form an accurate basis upon which investors should base an assessment of our business and prospects. Prior to such divestiture, our business was primarily the sale of marketable products in the United States, the out-licensing of our proprietary technologies, and research and development activities. Following the acquisition of Amarin Neuroscience, we are now focused on the research, development and commercialization of novel drugs for the central nervous system, which we refer to as CNS. Accordingly, our historical financial results reflect a substantially different business from that currently being conducted.

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

Upon receipt of marketing approval in the United States and Europe for the first indication of any product containing Amarin Neuroscience intellectual property, we must make an aggregate stock or cash payment (at the sole option of each of the sellers) of GBP£7.5 million (approximately $14.7 million at 2006 year end exchange rates) for each of the two potential market approvals (i.e., GBP£15.0 million maximum (approximately $29.4 million at 2006 year end exchange rates)).

In addition, upon receipt of a marketing approval in the United States and Europe for any other product using Amarin Neuroscience intellectual property or for a different indication of a previously approved product, we must make an aggregate stock or cash payment (at the sole option of each of the sellers) of GBP£5.0 million (approximately $9.8 million at 2006 year end exchange rates) for each of the two potential market approvals (i.e., GBP£10.0 million maximum (approximately $19.6 million at 2006 year end exchange rates)).

At February 28, 2007, we had 9,990,480 warrants outstanding with a weighted average exercise price of $1.56. As at February 28, 2007, we also had outstanding employee options to purchase 9,039,850 Ordinary Shares at an average price of $2.72 per share.

Additionally, in pursuing our growth strategy we will either need to issue new equity as consideration for the acquisition of products, or to otherwise raise additional capital, in which case equity, convertible equity or debt instruments may be issued. The creation of new shares may lead to dilution of the value of the shares held by our current shareholder base.

If we cannot find additional capital resources, we will have difficulty in operating as a going concern and growing our business.

At December 31, 2006, Amarin had a cash balance of $36.8 million and, based upon current business activities, forecasts having sufficient cash to fund operations for at least the next 12 months and potentially beyond depending on the outcome of Miraxion Phase III trials in Huntington’s disease and/or the partnering activities ongoing with our development pipeline. There can be no assurance, however, that our efforts to obtain additional funding will be successful. If these efforts are unsuccessful, there is substantial uncertainty as to whether we will be able to fund our operations on an ongoing basis. We may also require further funds in the future to implement our long-term growth strategy of acquiring additional development stage and/or marketable products, recruiting clinical, regulatory and sales and marketing personnel, and growing our business. Our ability to execute our business strategy and sustain our infrastructure at our current level will be impacted by whether or not we have sufficient funds. Depending on market conditions and our ability to maintain financial stability, we may not have access to additional funds on reasonable terms or at all. Any inability to obtain additional funds when needed would have a material adverse effect on our business and on our ability to operate on an ongoing basis.

We may be dependent upon the success of a limited range of products.

At present, we are substantially reliant upon the success of our principal product, Miraxion. If development efforts for this product are not successful in either Huntington’s disease, which we refer to as HD, or depression, or any other indication or if approved by the FDA, if adequate demand for this product is not generated, our business will be materially and adversely affected. Although we intend to bring additional products forward from our research and development efforts, including our novel oral formulation of Apomorphine for the treatment of “off” episodes in patients with advanced Parkinson’s disease, and to acquire additional products, even if we are successful in doing so, the range of products we will be able to commercialize may be limited. This could restrict our ability to respond to adverse business conditions. If we are not successful in developing Miraxion for HD, depression, or any other indication, our formulation of Apomorphine for treatment of Parkinson’s disease, or any future product, or if there is not adequate demand for any such product or the market for such product develops less rapidly than we anticipate, we may not have the ability to shift our resources to the development of alternative products. As a result, the limited range of products we intend to develop could constrain our ability to generate revenues and achieve profitability.

Our ability to generate revenues depends on obtaining regulatory approvals for Miraxion.

Miraxion, which is in Phase III clinical development for HD, Phase II clinical development for depressive disorders, and entering Phase IIa development for Parkinson’s disease is currently our only product in late-stage development. In order to successfully commercialize Miraxion, we will be required to conduct all tests and clinical trials needed in order to meet regulatory requirements, to obtain applicable regulatory approvals, and to prosecute patent applications. The costs of developing and obtaining regulatory approvals for pharmaceutical products can be substantial. We are conducting two Phase III clinical studies to support a possible new drug application, which we refer to as an NDA, for Miraxion for the treatment of HD. In our first Phase III study in 2002 statistical significance was not achieved in the entire study patient population; however, a trend to significance was observed in the group that adhered to the protocol and significant results were observed in the sub-group of patients that had a genetic CAG number of less than 45. Our ability to commercialize Miraxion for this indication is dependent upon the success of these development efforts in our current Phase III clinical study. If these clinical trials fail to produce satisfactory results, or if we are unable to maintain the financial and operational capability to complete these development efforts, we may be unable to generate revenues from Miraxion. Even if we obtain regulatory approvals, the timing or scope of any approvals may prohibit or reduce our ability to commercialize Miraxion successfully. For example, if the approval process takes too long we may miss market opportunities and give other companies the ability to develop competing products. Additionally, the terms of any approvals may not have the scope or breadth needed for us to commercialize Miraxion successfully.

We may not be successful in developing or marketing future products if we cannot meet extensive regulatory requirements of the FDA and other regulatory agencies for quality, safety and efficacy.

Our long-term strategy involves the development of products we may acquire from third parties. The success of these efforts is dependent in part upon the ability of the Group, its contractors, and its products to meet and to continue to meet regulatory requirements in the jurisdictions where we ultimately intend to sell such products. The development, manufacture and marketing of pharmaceutical products are subject to extensive regulation by governmental authorities in the United States, the European Union, Japan and elsewhere. In the United States, the FDA generally requires pre-clinical testing and clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before its introduction into the market. Regulatory authorities in other jurisdictions impose similar requirements. The process of obtaining regulatory approvals is lengthy and expensive and the issuance of such approvals is uncertain. The commencement and rate of completion of clinical trials may be delayed by many factors, including:

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

Any approvals that are obtained may be limited in scope, or may be accompanied by burdensome post-approval study or other requirements. This could adversely affect our ability to earn revenues from the sale of such products. Even in circumstances where products are approved by a regulatory body for sale, the regulatory or legal requirements may change over time, or new safety or efficacy information may be identified concerning a product, which may lead to the withdrawal of a product from the market. Additionally, even after approval, a marketed drug and its manufacturer are subject to continual review. The discovery of previously unknown problems with a product or manufacturer may result in restrictions on that product or manufacturer, including withdrawal of the product from the market, which would have a negative impact on our potential revenue stream.

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

Advertising and promotional materials must comply with FDA rules in addition to other potentially applicable federal and local laws in the United States and in other countries. In the United States, the distribution of product samples to physicians must comply with the requirements of the U.S. Prescription Drug Marketing Act. Manufacturing facilities remain subject to FDA inspection and must continue to adhere to the FDA’s current good manufacturing practice requirements. Application holders must obtain FDA approval for product and manufacturing changes, depending on the nature of the change. Sales, marketing, and scientific/educational grant programs must also comply with the U.S. Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the U.S. False Claims Act, as amended and similar state laws. Pricing and rebate programs must comply with the U.S. Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended. If products are made available to authorized users of the U.S. Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to U.S. federal and state consumer protection and unfair competition laws. Similar requirements exist in all of these areas in other countries.

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

Competition in the pharmaceutical industry is intense and is expected to increase. If we are successful in completing the development of Miraxion, we may face competition to the extent other pharmaceutical companies are able to develop products for the treatment of HD, depression or Parkinson’s disease. Potential competitors in this market may include companies with greater resources and name recognition than us. Furthermore, to the extent we are able to acquire or develop additional marketable products in the future such products will compete with a variety of other products within the United States or elsewhere, possibly including established drugs and major brand names. Competitive factors, including generic competition, could force us to lower prices or could result in reduced sales. In addition, new products developed by others could emerge as competitors to our future products. Products based on new technologies or new drugs could render our products obsolete or uneconomical.

Our potential competitors both in the United States and Europe may include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies, and specialized neurology companies. In addition, we may compete with universities and other institutions involved in the development of technologies and products that may be competitive with ours. Many of our competitors will likely have greater resources than us, including financial, product development, marketing, personnel and other resources. Should a competitive product obtain marketing approval prior to Miraxion, this would significantly erode the projected revenue streams for this product.

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

We have no in-house manufacturing capacity and, to the extent we are successful in completing the development of Miraxion and/or acquiring or developing other marketable products in the future, we will be obliged to rely on contract manufacturers to produce our products. We may not be able to enter into manufacturing arrangements on terms that are favorable to us. Moreover, if any future manufacturers should cease doing business with us or experience delays, shortages of supply or excessive demands on their capacity, we may not be able to obtain adequate quantities of product in a timely manner, or at all. Manufacturers are required to comply with current NDA commitments and good manufacturing practices requirements enforced by the FDA, and similar requirements of other countries. The failure by a future manufacturer to comply with these requirements could affect its ability to provide us with product. Any manufacturing problem or the loss of a contract manufacturer could be disruptive to our operations and result in lost sales.

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

We are pursuing a strategy of product acquisitions and in-licensing in order to supplement our own research and development activity. For example, in May 2006, we acquired the global rights to a novel formulation of Apomorphine for the treatment of “off” episodes in patients with advanced Parkinson’s disease. Our success in this regard will be dependent on our ability to identify other companies that are willing to sell or license product lines to us. We will be competing for these products with other parties, many of whom have substantially greater financial, marketing and sales resources than we do. Even if suitable products are available, depending on competitive conditions we may not be able to acquire rights to additional products on acceptable terms, or at all. Our inability to acquire additional products or successfully introduce new products could have a material adverse effect on our business.

In order to commercialize our future products, we will need to establish a sales and marketing capability.

At present, we do not have any sales or marketing capability since all of our products are currently in the development stage. However, if we are successful in obtaining regulatory approval for Miraxion, we intend to directly commercialize this product for HD in the U.S. market. Similarly, to the extent we execute our long-term strategy of expanding our portfolio by developing or acquiring additional marketable products, we intend to directly sell our neurology products in the United States. In order to market Miraxion and any other new products, we will need to add marketing and sales personnel who have expertise in the pharmaceuticals business. We must also develop the necessary supporting distribution channels. Although we believe we can build the required infrastructure, we may not be successful in doing so if we cannot attract personnel or generate sufficient capital to fund these efforts. Failure to establish a sales force and distribution network in the U.S. would have a material adverse effect on our ability to grow our business.

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

In October 2003, we sold Gacell Holdings AB, the Swedish holding company of Amarin Development AB, which we refer to as ADAB, our Swedish drug development subsidiary, to Watson Pharmaceuticals, Inc. In February 2004, we sold our U.S. subsidiary, Amarin Pharmaceuticals Inc., and certain assets, to Valeant. In connection with these transactions, we provided a number of representations and warranties to Watson and Valeant regarding the respective businesses sold to them, and other matters, and we undertook to indemnify Watson and Valeant under certain circumstances for breaches of such representations and warranties. We are not aware of any circumstances which could reasonably be expected to give rise to an indemnification obligation under our agreements with either Watson or Valeant. However, we cannot predict whether matters may arise in the future which were not known to us and which, under the terms of the relevant agreements, could give rise to a claim against us.

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

We are highly dependent upon the efforts of our senior management. The loss of the services of one or more members of senior management could have a material adverse effect on us. As a small company with a streamlined management structure, the departure of any key person could have a significant impact and would be potentially disruptive to our business until such time as a suitable replacement is hired. Furthermore, because of the specialized nature of our business, as our business plan progresses we will be highly dependent upon our ability to attract and retain qualified scientific, technical and key management personnel. There is intense competition for qualified personnel in the areas of our activities. In this environment, we may not be able to attract and retain the personnel necessary for the development of our business, particularly if we do not achieve profitability. The failure to recruit key scientific, technical and management personnel would be detrimental to our ability to implement our business plan.

None of our officers and key employees are employed for any specified period and none are restricted from seeking employment elsewhere, subject only to giving appropriate notice to us, as set out in their respective contracts.

We are subject to continuing potential product liability

Although we disposed of the majority of our former products during 2003 and 2004, we remain subject to the potential risk of product liability claims relating to the manufacturing and marketing of our former products during the period prior to their divestiture. Any person who is injured as a result of using one of our former products during our period of ownership may have a product liability claim against us without having to prove that we were at fault. The potential for liability exists despite the fact that our former subsidiary, Amarin Pharmaceuticals Inc. conducted all sales and marketing activities with respect to such product. Although we have not retained any liabilities of Amarin Pharmaceuticals Inc. in this regard, as the prior holder of ownership rights to such former products, third parties could seek to assert potential claims against us. Since we distributed and sold our products to a wide number of end users, the risk of such claims could be material.

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

Product liability claims could also be brought by persons who took part in clinical trials involving our current or former development stage products. A successful claim brought against us could have a material adverse effect on our business. Amarin does not carry product liability insurance to cover clinical trials.

Amarin was responsible for the sales and marketing of Permax from May 2001 until February 2004. On May 17, 2001, Amarin acquired the U.S. sales and marketing rights to Permax from Elan. An affiliate of Elan had previously obtained the licensing rights to Permax from Eli Lilly and Company in 1993. Eli Lilly originally obtained approval for Permax on December 30, 1988 and has been responsible for the manufacture and supply of Permax since that date. On February 25, 2004, Amarin sold its U.S. subsidiary, Amarin Pharmaceuticals, Inc., including the rights to Permax, to Valeant Pharmaceuticals International.

In late 2002, Eli Lilly, as the holder of the NDA for Permax, received a recommendation from the FDA to consider making a change to the package insert for Permax based upon the very rare observation of cardiac valvulopathy in patients taking Permax. While Permax has not been definitely found to be the cause of this condition, similar reports have been notified in patients taking other ergot-derived pharmaceutical products, of which Permax is an example. In early 2003, Eli Lilly amended the package insert for Permax to reflect the risk of cardiac valvulopathy in patients taking Permax and also sent a letter to a number of doctors in the United States describing this potential risk. Causation has not been established, but is thought to be consistent with other fibrotic side effects observed in Permax.

During 2006, one lawsuit alleging claims related to cardiac valvulopathy and Permax was pending in the United States. Eli Lilly, Elan, Valeant, and Amarin were defendants in this lawsuit. As of the present date, this case has settled. Most of the details of this settlement are confidential. In addition, a lawsuit alleging claims related to cardiac valvulopathy and Permax was filed in February 2007 and is currently pending in the United States. Eli Lilly, Elan, Valeant, Amarin Pharmaceuticals, Athena Neurosciences, Inc., and Amarin are named as defendants in this lawsuit. Amarin has not been formally served with the complaint from this lawsuit.

One other lawsuit, which alleged claims related to compulsive gambling and Permax, was pending in the United States during 2006. Amarin, Eli Lilly, Elan, and Valeant were defendants in this lawsuit. As of the present date, this case has also settled under terms that are confidential. A similar lawsuit related to compulsive gambling and Permax is being threatened against Eli Lilly, Elan, and/or Valeant, and could possibly implicate Amarin.

The Group has reviewed the position and having taken external legal advice considers the potential risk of significant liability arising for Amarin from these legal actions to be remote. No provision is booked in the accounts at December 2006.

The price of our ADSs and Ordinary Shares may be volatile.

The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market prices of the securities of many pharmaceutical and medical technology companies have been especially volatile in the past, and this trend is expected to continue in the future. Our ADSs may also be subject to volatility as a result of their limited trading market. We currently have 90,147,534 ADSs representing Ordinary Shares outstanding and 536,696 Ordinary Shares outstanding (which are not held in the form of ADSs). There is a risk that there may not be sufficient liquidity in the market to accommodate significant increases in selling activity or the sale of a large block of oursecurities. Our ADSs have historically had limited trading volume, which may also result in volatility. During the twelve-month period ending February 28, 2007, the average daily trading volume for our ADSs was 196,469 ADSs. The average daily volume for our Ordinary Shares are immaterial as our Ordinary Shares were admitted to trading on the AIM market of the London Stock Exchange and the IEX market of the Irish Stock Exchange on July 17, 2006.

If our public float and the level of trading remain at limited levels over the long term, this could result in volatility and increase the risk that the market price of our ADSs and Ordinary Shares may be affected by factors such as:

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

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law and our Ordinary Shares were admitted to trading on the AIM market of the London Stock Exchange and the IEX market of the Irish Stock Exchange on July 17, 2006. The rights of holders of Ordinary Shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the Companies Act 1985 (as amended), and by our memorandum and articles of association and the Group is subject to the rules of AIM and IEX. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. The principal differences include the following:

•	Under English law, each shareholder present at a meeting has only one vote unless a valid demand is made for a vote on a poll, in which each holder gets one vote per share owned. Under U.S. law, each shareholder typically is entitled to one vote per share at all meetings. Under English law, it is only on a poll that the number of shares determines the number of votes a holder may cast. You should be aware, however, that the voting rights of ADSs are also governed by the provisions of a deposit agreement with our depositary bank.

•	Under English law, each shareholder generally has pre-emptive rights to subscribe on a proportionate basis to any issuance of shares. Under U.S. law, shareholders generally do not have pre-emptive rights unless specifically granted in the certificate of incorporation or otherwise.

•	Under English law, certain matters require the approval of 75% of the shareholders, including amendments to the memorandum and articles of association. This may make it more difficult for us to complete corporate transactions deemed advisable by our board of directors. Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions. Under the rules of AIM and IEX, certain transactions require the approval of 50% of the shareholders, including disposals resulting in a fundamental change of business and reverse takeovers. In addition, certain transactions with a party related to the Group for the purposes of the AIM rules requires that the Group consult with its nominated adviser as to whether the transaction is fair and reasonable as far as shareholders are concerned.

•	Under English law, shareholders may be required to disclose information regarding their equity interests upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on the transfer of the shares, as well as restrictions on dividends and other payments. Comparable provisions generally do not exist under U.S. law.

•	The quorum requirements for a shareholders’ meeting is a minimum of two persons present in person or by proxy. Under U.S. law, a majority of the shares eligible to vote must generally be present (in person or by proxy) at a shareholders’ meeting in order to constitute a quorum. The minimum number of shares required for a quorum can be reduced pursuant to a provision in a company’s certificate of incorporation or bylaws, but typically not below one-third of the shares entitled to vote at the meeting.

U.S. shareholders may not be able to enforce civil liabilities against us.

A number of our directors and executive officers and those of each of our subsidiaries, including Amarin Finance Limited, are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our English solicitors that there is doubt as to the enforceability in England in original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal securities laws of the United States. Amarin Finance Limited is an exempted company limited by shares organized under the laws of Bermuda. We have been advised by our Bermuda attorneys that uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions (including the United States) against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

Foreign currency fluctuations may affect our future financial results or cause us to incur losses.

We prepare our financial statements in U.S. dollars. Since our strategy involves the development of products for the U.S. market, a significant part of our clinical trial expenditures are denominated in U.S. dollars and we anticipate that the majority of our future revenues will be denominated in U.S. dollars. However, a significant portion of our costs are denominated in pounds sterling and euro as a result of our being engaged in activities in the

United Kingdom and the European Union. As a consequence, the results reported in our financial statements are potentially subject to the impact of currency fluctuations between the U.S. dollar on the one hand, and pounds sterling or euro on the other hand. We are focused on development activities and do not anticipate generating on-going revenues in the short-term. Accordingly, we do not engage in significant currency hedging activities in order to limit the risk of exchange rate fluctuations. However, if we should commence commercializing any products in the United States, changes in the relation of the U.S. dollar to the pound sterling and/or the euro may affect our revenues and operating margins. In general, we could incur losses if the U.S. dollar should become devalued relative to pounds sterling and/or the euro.

U.S. Holders of our Ordinary Shares or ADSs could be subject to material adverse tax consequences if we are considered a PFIC for U.S. federal income tax purposes.

There is a risk that we will be classified as a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes. Our status as a PFIC could result in a reduction in the after-tax return to U.S. Holders of our Ordinary Shares or ADSs and may cause a reduction in the value of such shares. We will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of all our assets produce or are held for the production of passive income. For this purpose, passive income includes interest, gains from the sale of stock, and royalties that are not derived in the active conduct of a trade or business. Because we receive interest and may recognize gains from the sale of appreciated stock, there is a risk that we will be considered a PFIC under the income test described above. In addition, because of our cash position, there is a risk that we will be considered a PFIC under the asset test described above. While we believe that the PFIC rules were not intended to apply to companies such as us that focus on research, development and commercialization of drugs, no assurance can be given that the U.S. Internal Revenue Service or a U.S. court would determine that, based on the composition of our income and assets, we are not a PFIC currently or in the future. If we were classified as a PFIC, U.S. Holders of our Ordinary Shares or ADSs could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply. The PFIC rules are complex and you are urged to consult your own tax advisors regarding the possible application of the PFIC rules to you in your particular circumstances.

If we fail to comply with the terms of our licensing agreement with Scarista Limited, our licensor may terminate certain licenses to patent rights, causing us to lose valuable intellectual property assets with respect to Miraxion.

Under the terms of a licensing agreement between Scarista Limited and Amarin Neuroscience, our exclusive license to certain valuable patent rights with respect to Miraxion covering certain of our technologies may be terminated if we fail to meet various obligations to Scarista. Under the terms of this agreement we are obligated to meet certain performance obligations in respect of the clinical development and commercialization of Miraxion, payment of royalties, and filing, maintenance and prosecution of the covered patent rights. In particular, we are obligated to use our reasonable commercial efforts to pursue the completion of the Miraxion trials with a view to applying for an FDA approval for the indication of Huntington’s disease in the U.S. Under the terms of this agreement Scarista is entitled to terminate this agreement forthwith by notice in writing if we commit a material breach of this Agreement and fail to remedy the same within 90 days after receipt of such written notice of the breach. The performance of our obligations to Scarista will require increasing expenditures as the development of Miraxion continues. We cannot guarantee that we will continue to have the funds necessary to meet our obligations under this agreement to fulfill these licensing obligations.

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

We depend on contract research organizations to conduct our pre-clinical and our clinical testing. We have engaged and intend to continue to engage third party contract research organizations and other third parties to help us develop our drug candidates. Although we have designed the clinical trials for drug candidates, the contract research organizations will be conducting all of our clinical trials. As a result, many important aspects of our drug development programs have been and will continue to be outside of our direct control. In addition, the contract research organizations may not perform all of their obligations under arrangements with us. If the contract research organizations do not perform clinical trials in a satisfactory manner or breach their obligations to us, the development and commercialization of any drug candidate may be delayed or precluded. We cannot control the amount and timing of resources these contract research organizations devote to our programs or product candidates. The failure of any of these contract research organizations to comply with any governmental regulations would substantially harm our development and marketing efforts and delay or prevent regulatory approval of our drug candidates. If we are unable to rely on clinical data collected by others, we could be required to repeat, extend the duration of, or increase the size of our clinical trials and this could significantly delay commercialization and require significantly greater expenditures.

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

Our ability to market successfully our existing and future new products will depend in part on the level of reimbursement that government health administration authorities, private health coverage insurers and other organizations provide for the cost of our products and related treatments. Countries in which our products are sold through reimbursement schemes under national health insurance programs frequently require that manufacturers and sellers of pharmaceutical products obtain governmental approval of initial prices and any subsequent price increases. In certain countries, including the United States, government-funded and private medical care plans can exert significant indirect pressure on prices. We may not be able to sell our products profitably if adequate prices are not approved or reimbursement is unavailable or limited in scope. Increasingly, third-party payers attempt to contain health care costs in ways that are likely to impact our development of products including:

•	failing to approve or challenging the prices charged for health care products;

•	introducing reimportation schemes from lower priced jurisdictions;

•	limiting both coverage and the amount of reimbursement for new therapeutic products;

•	denying or limiting coverage for products that are approved by the regulatory agencies but are considered to be experimental or investigational by third-party payers;

•	refusing to provide coverage when an approved product is used in a way that has not received regulatory marketing approval; and

•	refusing to provide coverage when an approved product is not appraised favorably by the National Institute for Clinical Excellence in the U.K., or similar agencies in other countries.

We are undergoing significant organizational change. Failure to manage disruption to the business or the loss of key personnel could have an adverse effect on our business.

We are making significant changes to both our management structure and the locations from which we operate. As a result of this, in the short term, morale may be lowered and key employees may decide to leave, or may be distracted from their usual role. This could result in delays in development projects, failure to achieve managerial targets or other disruption to the business. The benefits of these changes are expected to be a significant improvement in operating effectiveness and substantial cost savings. Management does not expect this organizational change will impact internal control over financial reporting.

Item 4	Information on the Company

A.	History and Development of the Company

Amarin Corporation plc (formerly Ethical Holdings plc) is a public limited company with its primary stock market listing in the U.S. on the NASDAQ Capital Market and secondary listings in the U.K. and Ireland on AIM and IEX respectively. Amarin was originally incorporated in England as a private limited company on March 1, 1989 under the Companies Act 1985, a statute governing companies in Great Britain, (the “Companies Act”) and re-registered in England as a public limited company on March 19, 1993.

Our registered office is located at 110 Cannon Street, London, EC4N 6AR, England. Our principal executive offices are located at 7 Curzon Street, London W1J 5HG, England and our telephone number is +44-20-7499-9009. Our principal research and development facilities are located in Oxford, England.

In the period from late 2003 through 2004 we executed a comprehensive restructuring of our operations. In 2003, we disposed of our drug delivery business to Watson. In 2004, we sold our U.S. sales and marketing subsidiary and the majority of our U.S. operations to Valeant and acquired the entire issued share capital of Laxdale, a research and development based neuroscience company. In the period from late 2004 to late 2006, Amarin completed a series of financings raising aggregate gross proceeds of approximately $84.9 million, including $16.2 million from our directors and officers. Amarin is now a neuroscience company focused on the research, development and commercialization of novel drugs for the treatment of central nervous system disorders.

B.	Business Overview

Our Business

Amarin is committed to improving the lives of patients suffering from diseases of the central nervous system. Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs in this area.

Amarin has a late-stage drug development pipeline. Miraxion, Amarin’s lead development compound, is in Phase III development for Huntington’s disease (“HD”), Phase II development for depressive disorders and entering Phase IIa development for Parkinson’s disease. Amarin’s core development pipeline also includes the global rights to a novel oral formulation of Apomorphine for treating patients with advanced Parkinson’s disease.

Miraxion for HD is being developed under a Special Protocol Assessment (“SPA”) agreed with the U.S. Food and Drug Administration (“FDA”), has been granted fast track designation by the FDA and has received orphan drug designation in the U.S. and Europe.

We intend to directly commercialize our neurology products in the U.S. via our own commercial infrastructure (to be established in the future) and out-license or partner our product rights outside the U.S. We also intend to out-license or partner our pipeline globally for indications outside neurology, including depressive disorders. We also intend to leverage our development capabilities by supplementing our internal development pipeline through acquiring and/or in-licensing products that we can develop or market directly in the U.S.

We anticipate that future revenues will comprise (i) direct product sales in the U.S. from self-marketed neurology products; and (ii) milestones and royalty income from its development and marketing partners for markets outside the U.S. and for indications other than in the field of neurology.

Therapeutic Focus

CNS

The central nervous system (CNS) consists of the brain and spinal cord. Disorders of this system affect a large portion of the population, often with severe consequences. These debilitating disorders include degenerative conditions such as Parkinson’s disease, Huntington’s disease, amyotrophic lateral sclerosis (ALS), Alzheimer’s disease, impaired cognition dementia, epilepsy, multiple sclerosis, migraine and psychiatric disorders such as depression and schizophrenia. While treatments exist for many CNS disorders, with varying degrees of effectiveness, there still remain major unmet patient needs for such conditions.

In the US, it is estimated that over 20% of healthcare expenditure is directed towards CNS related disorders. The population diagnosed with CNS disorders is rising, driven mainly by an aging population and improving diagnostic techniques. It has been estimated that more than $50 billion is spent annually on prescription CNS drug treatments in the U.S. alone.

Our development programs address a number of these disorders, including Parkinson’s disease, Huntington’s disease and depression. With approximately 10,000 neurologists treating adults across the U.S., approximately 1,500 of whom are movement disorder specialists, effective marketing can be conducted with a sales force of modest size. We have been focused in neurology for over five years and, having previously operated a neurology sales and marketing infrastructure in the U.S., we believe have an established presence and reputation in this field.

Huntington’s Disease

Huntington disease (HD) is inherited as an autosomal dominant disease that gives rise to progressive, selective (localized) neural cell death associated with choreic movements and dementia. The disease is associated with increases in the length of a CAG triplet repeat present in a gene called ’Huntington’ located on chromosome 4p16.3. Early symptoms might affect cognitive ability or movement and include depression, mood swings, forgetfulness, clumsiness, involuntary twitching and lack of coordination. Later, concentration and short-term memory diminishes, and involuntary movements of the head, trunk and limbs increase. Eventually, the person becomes unable to care for himself or herself. Death follows from complications including choking, infection or heart failure.

HD is believed to be caused by a genetic mutation of cytosine, adenosine and guanine (“CAG”) polymorphic trinucleotide repeat located on chromosome 4p16.3. It is believed that there is a direct link between CAG repeat length and age of onset, disease progression and clinical symptoms of HD disease. CAG repeat length can be measured via a genetic blood test.

HD has been diagnosed in approximately 30,000 patients in the U.S. and approximately 40,000 in Europe. Additionally, there are over 200,000 persons in each of the U.S. and E.U. that are genetically “at risk” of developing the disease due to the genetic nature of the disease. Onset of symptoms is typically between 30-50 years of age with a typical life expectancy from diagnosis of 10-25 years depending on the CAG score. Patients with later stage disease require continuous nursing care, often in nursing homes, with an estimated annual cost to the U.S. economy of up to $2.5 billion. Other than tetrabenazine which is approved in the E.U., there is no approved treatment or cure for HD. We believe the potential HD market for a therapeutic treatment in North America and Europe is estimated to be greater than $500 million per year.

Parkinson’s Disease

Parkinson’s disease (“PD”), a neurodegenerative disorder, was originally described by James Parkinson in 1817. In his original “essay on the shaking palsy”, Parkinson stated that “until we are better informed respecting the nature of this disease the employment of internal medicines is scarcely warrantable”. Nearly two centuries later and despite major advancements, the aetiology/epidemiology of PD remains undetermined.

PD is a progressive, degenerative disease, and is the most common movement disorder in middle or late life. There are approximately 1 million affected individuals in the U.S. alone, representing 1% of the population at 65 years, increasing to 4-5% of 85 year-olds with roughly 50,000 new cases arising each year producing an annual estimated cost of $5.6 billion.

The main clinical phenotype of PD is “parkinsonism”, a movement disorder that is characterized by bradykinesia, tremor, rigidity and postural instability. Together with a clear response to dopaminergic therapy, these symptoms represent the idiopathic (i.e. unknown cause) disease. Secondary features of Parkinson’s disease which may be attributed to degeneration of the nervous system include cardiovascular, gastrointestinal, and genitourinary systems dysfunction, orthostatic hypotension, arrhythmia, constipation, hyper-salivation, urinary frequency, impotence, hallucinations, depression and psychosis. Therefore, PD is defined as a multiple system movement disorder.

Depression

Depression is among the most disabling conditions in the world. In the U.S. alone, approximately 19 million people suffer from a depressive illness. In 2005, U.S. sales of antidepressants were approximately $14 billion. More than half of Americans affected by a depressive disorder suffer from major depression, with the remainder suffering from dysthymic disorder (chronic mild depression), and bipolar depression. Despite its significant prevalence, major depression remains a largely under-diagnosed and under-treated disease. About one third of patients with depression still fail to respond to standard drugs and another third show only partial response.

Melancholic depression, a severe form of depression, represents one of two subtypes of major depression recognized by the Diagnostic and Statistical Manual of Mental Disorders (DSM-IV), the main diagnostic reference of mental health professionals in the U.S. (published by the American Psychiatric Association, Washington D.C.). While considered one of the most severe forms of the disease, it is by no means uncommon. Almost one-quarter of patients with major depression exhibit melancholic features. In addition to its defining clinical features, melancholic depression is associated with unique physiological characteristics.

Development Pipeline

During 2006, Amarin made significant progress with its development pipeline:

•	Treatment phase of Phase III trials in HD completed in early 2007 — This program represents one of the largest therapeutic Phase III programs ever conducted in Huntington’s disease with more than 600 patients enrolled. We plan to report top-line data from these trials in the second quarter of 2007.

•	Acquired novel oral formulation of Apomorphine — we expanded our development pipeline in May through the acquisition of the global rights to a novel sub-lingual formulation of Apomorphine (“AMR-101”) for the treatment of “off” episodes in patients with advanced Parkinson’s disease. AMR-101 is described below.

•	Obtained issuance of HD patent — the United States Patent and Trademark Office granted approval for Amarin’s patent application covering the use of Miraxion in Huntington’s disease. This patent was issued in October and runs to 2021.

•	Advanced depression and Parkinson’s programs — we advanced our depression and Parkinson’s disease programs with Miraxion and plan to commence a further Phase II trial in melancholic depression and commence a neuro imaging study in Parkinson’s disease during the first half of 2007.

•	Advanced MCT-125 in chronic fatigue in Multiple Sclerosis — our licensing partner, Multicell, made progress with MCT-125 during 2006 and is planning to commence a Phase IIb trial in the treatment of chronic fatigue in patients suffering from multiple sclerosis during 2007.

•	Progressed our combinatorial lipid program — we made significant progress with our combinatorial lipid development program where we conjugated bio-active lipids in existing known compounds to create new chemical entities. Amarin is currently evaluating a range of new product candidates for CNS disorders using this technology and has two compounds in preclinical development for Parkinson’s disease.

The following table summarizes the status of our development pipeline:

Program	Indication	Status	Partners

Miraxion	Huntington’s Disease	Phase III	Amarin will directly market in US. European partners are: - Scil Biomedical GmbH (Germany, Austria, France, Benelux) - Juste S.A.Q.F. (Spain, Portugal) - Archimedes Pharma Ltd (U.K. and Ireland)
Miraxion	Depressive Disorders	Phase II	Amarin planning to conduct further Phase II studies. Partner discussions on-going
Miraxion	Parkinson’s Disease	To enter Phase II	Amarin will directly market in U.S. and pursue European partnering when in Phase III
AMR-101	Parkinson’s Disease	To enter Phase II	Amarin will directly market in U.S. and pursue European partnering when in Phase III
MCT-125	Multiple Sclerosis Fatigue	Phase II	Multicell Technologies, Inc. (worldwide)
LAX-201	Major Depression in Women	Phase II	Partner discussions on-going
Combinatorial Lipids	CNS Disorders	Pre-clinical	Partnering Strategy to be determined on entering clinical trials

Additionally, we have a marketing partner in Japan to develop, use, offer to sell, sell and distribute products in Japan utilizing certain of our intellectual property in the pharmaceutical fields of Huntington’s disease, depression, schizophrenia, dementia and other CNS indications.

Miraxion

Miraxion is a semi-synthetic, highly purified (greater than 96%) derivative of (all-cis)-5,8,11,14,17-eicosapentaenoic acid (ethyl-EPA). It is a long chain highly unsaturated fatty acid (often written in short as 20:5n-3 or 20:53).

Miraxion, Amarin’s prescription-only late-stage development compound, is in Phase III clinical development for Huntington’s disease, Phase II clinical development for depressive disorders and about to enter Phase IIa development for Parkinson’s disease. Miraxion for Huntington’s disease is being developed under a SPA agreed with the FDA, has been granted Fast Track designation by the FDA and has received Orphan Drug designation in the U.S. and Europe.

The SPA is a process under which the FDA evaluates and provides specific guidance on pivotal clinical trial protocols for Phase III trials. Fast track status generally sets the FDA’s review-time goal for the filed NDA at six months, which is faster than the typical review period for most non-fast track drugs. Fast track status does not however guarantee a specific review time or a pre-determined outcome. Orphan drugs are those that treat rare diseases or conditions, and if approved receive marketing exclusivity of seven years in the U.S. and up to ten years in Europe. However, orphan drug exclusivity does not bar competitors from developing products containing the same active molecule for different applications or other active molecules for the same indication. In addition, the same molecule can be separately developed and approved within such special exclusivity period for the same indication if it is offered in a form that is shown to be clinically superior to Miraxion or if the Group is unable to supply sufficient quantities of Miraxion. Orphan drug status does not confer patent rights upon the holder, nor does it provide an exemption from claims of infringement of patents which may be held by third parties.

Miraxion has shown efficacy and safety in double blind, placebo controlled clinical trials in significant sub-sets of patients with Huntington’s disease and depressive disorders and is currently undergoing one of the largest therapeutic Phase III clinical programs ever conducted in Huntington’s disease. Miraxion has also undergone a program of research illustrating its potential mechanisms of action in Huntington’s disease, depressive disorders and Parkinson’s disease.

Miraxion is produced in a Good Manufacturing Practice (‘GMP’) compliant facility through a unique, complex, patented and proprietary process that reliably and consistently creates the highly purified prescription-grade medicine. The purity level of Miraxion and the absence of other fatty acids and impurities confer a number of important benefits such as:

•	enabling pure EPA to metabolize and function in the brain without potential interference from other unsaturated fatty acids and saturated fatty acids often contained in impure dietary supplements;

•	minimizing the risk of exposing patients to unnecessary and undesirable impurities; and

•	enabling more readily identifiable and specific dosing for the treatment of central nervous system disorders.

We have a comprehensive portfolio of patents covering the use of highly purified EPA in a range of central nervous system disorders as described in the intellectual property section below — see “Miraxion’s Intellectual Property” below.

Miraxion’s Mechanism of Action in HD

In progressive neurodegenerative diseases, it is thought that the functionality and effectiveness of affected neurons decline over time functionally, and these neurons ultimately die. Neurons that are experiencing such neuronal dysfunction are often described as “suffering neurons”. The mechanism of action of Miraxion is believed to involve (1) replenishment of the lipid bi-layer potentially restoring the functions of suffering neurons, (2) reducing the over production of enzymes (PLA2) associated with apoptosis and (3) stabilizing mitochondrial integrity of suffering neurons by acting on specific signal transduction pathways and changing cellular energy metabolism. This may prevent or slow progression from neuronal dysfunction to apoptosis. Preclinical studies have shown that in aging brains, Miraxion demonstrates neuro anti-inflammatory effects, potentially protecting the brain from inflammation, which is often associated with a number of neurodegenerative diseases such as Alzheimer’s, Parkinson’s, and HD. Age-related learning and memory decline in the brain has also been shown to be accompanied by inflammatory changes, typified by microglial activation.

Miraxion’s Mechanism of Action in Depression

Miraxion in melancholic depression is believed to act by targeting the underlying causes, in contrast to current drug therapies which ‘mask’ depressive symptoms via neurotransmitter modification. While the exact mechanism of action requires further elucidation, research studies and data suggest that Miraxion has activity in a number of key relevant functions:

•	down regulation of hypothalamic-pituitary-adrenal (HPA) axis;

•	reduction in cortisol levels;

•	neuro anti-inflammatory effect; and

•	modification of neuronal membrane phospholipids.

Miraxion’s Intellectual Property

Two key patent families cover the use of Miraxion for HD until 2021 and 2023. The application relating to the patent expiring in 2021 was filed in 2000 and has been granted and covers the use of highly purified ethyl eicosapentaenoic acid (EPA) (at least 90%, preferably 95%) and other EPA derivatives for the treatment of HD. The application relating to the patent expiring in 2023 was filed in 2003 and has yet to be granted and covers the method of identifying patients with HD based on their number of CAG repeats who we believe respond to Miraxion.

Three patent families cover the use of Miraxion for depression until 2017, 2021 and 2024. The application relating to the patent expiring in 2017 was filed in 1997 has been granted and covers the use of a product containing greater than 20% EPA in treating depression. The applications relating to the patents expiring in 2021 and 2024 were filed in 2000 and 2004 respectively and have yet to be granted and cover the use of highly purified ethyl eicosapentaenoic acid (EPA) (at least 90%, preferably 95%) and other EPA derivatives for the treatment of depression and the use of pure EPA or its metabolites in the treatment of melancholic depression respectively.

Miraxion has also received Orphan Drug designation by the FDA and EMEA for Huntington’s disease.

Miraxion for Huntington’s disease

Amarin is currently running one of the largest therapeutic Phase III programs ever conducted in HD. The two Phase III trials (one in U.S. and one in Europe) are being conducted under a SPA with the FDA. Both Phase III trials were fully enrolled in the summer of 2006. The U.S. trial is being run by the Huntington’s Study Group (“HSG”) and the European trial by Icon, plc (“Icon”) in collaboration with the European HD Network. The initial headline data from the two Phase III trials is expected to be available during the second quarter of 2007.

The HSG, based at the University of Rochester, is a non-profit group of physicians and other health care providers from medical centers in the U.S., Canada, Europe and Australia, experienced in the care of HD patients and dedicated to clinical research of HD.

The European HD Network (previously known as EURO-HD) is a non-profit group of physicians and other healthcare professionals dedicated to the research and care of Huntington’s disease patients. Icon is a leading international contract research organization (“CRO”).

Miraxion has a strong safety profile. Over the course of the initial one year Phase III trial in HD, one patient in the 135 patient trial dropped out because of a treatment related side effect (gastrointestinal upset) and all but one of the 121 patients that completed the 12 month study opted to continue in an open label study for a further 12 months.

Initial Phase III Trial in HD – Results

Following positive results with Miraxion for HD in Phase II studies, a 135-patient Phase III double-blind placebo controlled study was conducted. Patients were randomized to receive two 500mg capsules twice daily of Miraxion or placebo for one year. The main assessment scale was the Unified Huntington’s Disease Rating Scale (“UHDRS”) and the primary end point was outcome at 12 months on the Total Motor Score-4 subscale of the UHDRS (“TMS-4”). An increase (plus) in TMS-4 score signifies a deterioration in the motor component of the disease, and a decrease (minus) in TMS-4 score signifies an improvement.

Key Results:

•	135 patients (the “Intent to Treat” group or “ITT” group) started the study and there were 14 patient drop-outs, one of which was related to treatment related side effects of Miraxion (gastrointestinal upset), leaving 121 patients who completed the 12 months study.

•	Prior to unblinding the study, 38 patients were identified as not having complied with the protocol of the trial. Of the 38 protocol violators, 16 failed to be evaluated within four weeks of the protocol-specified time, 13 had not taken the correct dose, eight had taken other treatments which were excluded per the protocol and one violated the entry criteria. The remaining 83 patients completed the study without protocol violations, constituting the per protocol (“PP”) group.

•	Efficacy analyses utilized a “Last Observation Carried Forward” (“LOCF”) method analysis. For the primary endpoint (TMS-4) in the 135 patients in the ITT group, there was no significant difference between Miraxion and the placebo.

•	In the PP group, the change in TMS-4 on Miraxion was significantly better than on placebo on the chi square test (p<0.05) and showed a trend towards significance on analysis of covariance (ANCOVA) (p=0.06).

•	On the secondary endpoints for the ITT group, no significant benefit of Miraxion was demonstrated. In the PP group, the total motor scale of the UHDRS showed a significant benefit of Miraxion over placebo. The effects on the other secondary variables were not significant.

•	Four patients withdrew from the study due to adverse events, of which only one was believed to be related to Miraxion (gastrointestinal upset).

•	All but one of the 121 patients that completed the 12-month study opted to continue in an open label study for a further 12 months.

Initial Phase III Trial in HD – CAG Group Analysis

It was pre-specified in the protocol for the trial that the relationship between CAG repeat length and Miraxion efficacy should be examined. Additional analysis of the clinical data from the initial Phase III study identified a sub-group of Huntington’s patients that responded to Miraxion with statistical significance.

The additional analysis of the clinical data from the initial Phase III study found that the group of patients with a CAG repeat length of less than or equal to 44 receiving Miraxion showed a significant improvement over those patients receiving placebo. In total, 67 of the 135 patients in the initial Phase III study had this specific gene variant. Figure 1 shows the reduction in the average TMS-4 scores at 6 months and 12 months experienced by patients taking Miraxion in the trial over the 12-month period. The data were statistically significant at 6 months and 12 months. Significance was also achieved with Miraxion in the per protocol group (PP) with CAG < 44 as demonstrated in Figure 2.

It is estimated that patients with a CAG repeat length of less than or equal to 44 represent 65% to 70% of all HD patients.

Figure 1:  Time course of TMS-4 ITT (LOCF), CAG<44

Figure 2:  Time course of TMS-4 PP (LOCF), CAG<44

In the PP group, a 22.7% reduction or improvement in average TMS-4 scores of patients given Miraxion compared to patients on placebo which experienced a 5.7% increase or worsening. Therefore a 28.4% difference in TMS-4 response occurred between the Miraxion and placebo groups during the 12-month trial. A reduction in TMS-4 of this magnitude typically translates into an improvement in patient quality of life and independence and reduction in reliance on nursing care.

Initial Phase III Trial in HD – Centre by Centre Analysis

The initial Phase III trial was conducted in six centers, Johns Hopkins University, Harvard University and Emory University in the U.S., the University of British Columbia in Canada, Hammersmith Hospital in the U.K. and Monash University in Melbourne in Australia. An analysis of the data on a centre by centre basis illustrated that Miraxion’s effectiveness in the CAG less than or equal to 44 group was consistent across each centre, i.e. on average Miraxion had greater effectiveness in patients with a CAG less than or equal to 44 than in patients with a CAG greater than 44 and that, on average Miraxion worked better than placebo in patients with CAG less than or equal to 44.

Trial Design Considerations for Ongoing Phase III Trials in HD

We have utilized the valuable information obtained from the initial Phase III trial and from discussions with the FDA and the EMEA in designing the protocols for the final Phase III studies with Miraxion. The important lessons learned from the initial Phase III trial all have been incorporated into the design and conduct of the two Phase III trials currently underway, including the following:

•	Potential responders to Miraxion identified; i.e. those patients with a CAG repeat length of less than or equal to 44 (representing 65% to 70% of the HD patient population). Patient entry criteria are designed to ensure predominately patients with less than or equal to 44 CAG will be recruited to the trial.

•	The importance of protocol compliance:

•	The two studies underway are being conducted in over 70 centers compared to only 6 centers in the initial study. This will make it easier for patients to make their monitoring meetings within the timeframe set out in the protocol and significantly reduces the number of patients per centre for the trials which improves patient compliance monitoring.

•	Patients will be evaluated and monitored more frequently in the current trials.

•	In the U.S. study, patients who complete the 6-month double blinded phase have the opportunity to enter a 6 month extension of the study where all patients receive Miraxion and are assessed further at the 12-month time-point.

•	The size of the studies has been substantially increased. The initial Phase III trial had an ITT group of 135 patients and a per protocol group of 83. The current trials were planned to recruit 540 patients.

•	Extensive feedback obtained from FDA and EMEA.

•	The importance of engaging the world leaders in treating and researching HD by contracting with HSG to conduct the U.S. study and by collaborating with the European HD Network in conducting the European study.

Design of Ongoing Phase III Trials in HD

Key details of the ongoing Phase III trials are summarized as follows:

•	Multi-center, double-blind, randomized, parallel group, placebo-controlled trials of Miraxion in subjects with mild to moderate HD

•	A 300 patient study in North America (TREND HD) and a 240 patient study in the E.U. (TREND II). The HSG is conducting the TREND HD study in the U.S. and Canada through the use of 42 centers. Icon plc is running the European study, in conjunction with the European HD Network across 28 centers. The treatment phase of both these studies has completed. Over 600 patients were enrolled in the two studies together and topline data is expected in the second quarter of 2007.

•	In the TREND HD study, patients who complete the blinded Phase have the opportunity to enter a 6 month extension of the study where all patients receive Miraxion and then are assessed further at a 12 months time-point.

•	The primary end-point in both trials is to be the change in the TMS-4 motor component of the UHDRS measured after 6 months.

•	In the North American trial, in determining successful achievement of the primary endpoint, one or both of ‘all subjects’ and ‘CAG less than or equal to 44 subjects’ will be examined. 300 patients provides sufficient powering to detect a difference in mean six-month change in TMS-4 for treatment vs. placebo of approximately 2.7 in ‘all subjects’ and 3.2 in the ‘CAG less than or equal to 44 subjects’.

•	In the E.U. trial only, the ‘CAG less than or equal to 44 subjects’ will be examined to determine efficacy. A sample size of 240 patients provides sufficient powering to detect a difference in score of approximately 3.5 between mean placebo TMS-4 score and mean Miraxion TMS-4 score.

Miraxion for Depressive Disorders

Miraxion has been studied both as an adjunctive therapy and a monotherapy to treat those who do not respond to current anti-depressant drug treatments. Two published Phase IIa placebo controlled clinical trials have been conducted with Miraxion in treatment-unresponsive depression that concluded that Miraxion was effective in treating depression in patients who remained depressed despite receiving standard therapy. The results of these trials were published in the Archives of General Psychiatry in October 2002 (volume 59, Peet & Horrobin) and the American Journal of Psychiatry in March 2002 (volume 159, Belmaker).

Additionally, data analysis from a recently conducted exploratory Phase IIa monotherapy study identified that Miraxion had a significant clinical benefit for a sub-group of patients with melancholic depression. Using identical symptom specific methodology, statistically significant results were also obtained by reanalyzing the dataset from the published Peet & Horrobin Phase IIa study in treatment-unresponsive depression, where Miraxion was used as an adjunct therapy with standard depression treatments.

As a result of these encouraging clinical trial results, Amarin intends to further evaluate the clinical benefits of Miraxion in melancholic depression and will seek a development and marketing partner to accelerate this program.

We intend to conduct an optimally designed Phase II trial specifically in melancholic depression patients taking into account advice obtained from key opinion leaders. The trial design, which is planned to involve biomarker and efficacy endpoints, is near completion and we expect its commencement in the first half of 2007.

There is currently no approved treatment specifically indicated for melancholic depression and no treatment in development as far advanced in clinical studies as Miraxion, as far as the Group is aware. Thus, should Miraxion receive approval, it could potentially become the first and only treatment specifically for melancholic depression. Given its favorable safety profile and potential efficacy in the most severe patient population, Miraxion may also be appropriate for study outside the melancholic subset of the broader major depression population.

Miraxion for Parkinson’s Disease

Miraxion is currently being studied in a range of preclinical models of neurodegeneration and neuroprotection, including Parkinson’s disease. Professor Cai Song, M.D., Ph.D., Associate Professor in the Department of Biomedical Science, University of Prince Edward Island, Canada demonstrated that Miraxion improved learning and memory, had multiple neuroprotective effects and improved cell viability thereby slowing neuronal apoptosis (cell death) which is often associated with a number of neurodegenerative disorders such as Alzheimer’s, Parkinson’s and Huntington’s diseases. In particular, Professor Song demonstrated that:

•	Miraxion was able to improve learning and memory, increase nerve growth factor expression and anti-inflammatory cytokine IL-10 production and decrease pro-inflammatory prostaglandin E2;

•	pro-inflammatory cytokine IL-1 induced changes in the release of noradrenergic, serotonergic and dopaminergic monoamines and their metabolites from the hippocampus were also attenuated by Miraxion; and

•	incubation of Miraxion with neurons increased neuronal proliferation and blocked lipopolysaccharide or glutamate-induced cortical cell death.

•	Miraxion demonstrated neuroprotective effects by interacting with Brain-Derived Neurotrophic Factor (BDNF) leading to improved cell viability thereby slowing neuronal apoptosis (cell death).

•	Miraxion increased the activation of the receptor transmembrane tyrosine-specific protein kinase (TrkB) and truncated TrkB messenger RNA expressions which are critical functions for increasing dopamine levels in Parkinson’s patients. It is believed that depleted dopamine levels are responsible for motor dysfunction in Parkinson’s patients.

Professor Song’s results complement those of other previously presented pre-clinical research conducted at the Institute of Neuroscience at Trinity College, Dublin by Professor Marina Lynch, which showed Miraxion to have neuroprotective effects on models of neurodegenerative disorders.

Amarin is planning to commence a Phase II neuro-imaging study with Miraxion in Parkinson’s disease patients. The study will use functional magnetic resonance imaging techniques to identify both function and activity in the nigrostriatal pathway of Parkinson’s patients taking Miraxion. We are preparing to request regulatory approvals for trial commencement which is expected for the second quarter of this year.

AMR-101 for Parkinson’s Disease

Apomorphine is one of the most potent medications for treating Parkinson’s disease, in particular for the treatment of “off” episodes of semi-paralysis in patients with advanced symptoms. Apomorphine is classified as a dopamine agonist and has been available in sub-cutaneous injectable form in Europe for a number of years and more recently in the U.S. Dopamine agonists imitate the action of dopamine rather than replace it in the way other trademarks do. Dopamine is known as a neurotransmitter (chemical messenger). It enables the brain to transmit signals from one area to another, which allows the brain to control and co-ordinate body movements.

In the later stages of Parkinson’s disease, many patients develop severe “off” episodes where, despite continuing to take their medication, they experience periods when they lose the ability to move. This is termed bradykinesia (slowed movement) or akinesia (inability to move). These “off” episodes, which typically occur 3 to 4 times per day, can also be associated with other symptoms such as muscle pain, anxiety and panic. This condition is estimated to affect approximately 100,000 patients in the U.S. with late stage Parkinson’s disease, with a similar number in Europe. Preliminary market research conducted by Amarin suggests that the current use of Apomorphine as a rescue therapy to treat “off” episodes is limited by the current sub-cutaneous injectable form of delivery.

Prior efforts to deliver Apomorphine orally have been unsuccessful as the drug is extensively broken down during its passage through the liver resulting in very low blood concentrations.

Amarin’s AMR-101 is a novel oral formulation of Apomorphine which aims to achieve rapid absorption directly into the bloodstream after sublingual (under the tongue) administration. This novel formulation would offer patients a more user friendly alternative to the currently available injectable formulation of Apomorphine and we believe, could result in higher rates of utilization for treatment of “off” episodes.

AMR-101 has already completed a proof of concept study which demonstrated oral bioavailability of Apomorphine in human volunteers, while also being well tolerated. Amarin is conducting additional formulation and pharmacokinetic development work with the objective of commencing Phase II efficacy study in Parkinson’s patients in 2007.

MCT-125 for ‘Fatigue’ in Multiple Sclerosis (“MS”)

MCT-125 (formerly LAX-202) is in development for the treatment of fatigue in patients suffering from MS. Amarin licensed exclusive world wide rights to this program to Multicell Technologies Inc. in 2005.

In a 138 patient, multi-center, double-blind placebo controlled Phase IIb clinical trial conducted in the U.K. by Amarin, MCT-125 demonstrated efficacy in significantly reducing the levels of fatigue in MS patients enrolled in the study. MCT-125 proved to be effective within 4 weeks of the first daily oral dosing, and showed efficacy in MS patients who were moderately as well as severely affected. MCT-125 demonstrated efficacy in all MS patient sub-populations including relapse-remitting, secondary progressive and primary progressive. Multicell intends to commence a Phase IIb trial of MCT-125 in 2007.

Multiple sclerosis is an autoimmune disease in which immune cells attack and destroy the myelin sheath protecting neurons in the brain and spinal cord. About two million people worldwide are afflicted with MS, and an estimated 10,000 new MS cases are diagnosed annually in the U.S. Overall, greater than 75% of people with MS report having fatigue, and 50% to 60% report fatigue as the worst symptom of their disease. Fatigue can severely affect an individual’s quality of life and functioning, even if the level of disability appears to be insignificant to the outside observer. Moreover, fatigue in MS has a severe effect on a person’s ability to feel as if they have control over their illness. For approximately 30% of MS patients, fatigue predates other symptoms of MS.

LAX-201

Our pipeline includes LAX-201, a patent-protected combination of folic acid and either of two leading classes of anti-depressant drugs (i.e. Selective Serotonin Re-uptake Inhibitors ‘SSRIs’ and Serotonin Norepinephrine Re-update Inhibitors ’SNRIs’). A Phase II study showed LAX-201 increased the response rate in depressed women from 50%-60% to approximately 90%. We are currently seeking a development and marketing partner to accelerate this program.

Lipophilic Technology Platform

We are using a novel, proprietary technology platform based on an understanding of the chemical nature of the brain. Unlike most organs, the brain is 60% fat (phospholipid) and only 30% protein. In general, just as oil and water do not mix, most drugs which easily dissolve in water do not readily penetrate the brain. Amarin’s lipophilic conjugated drugs are predominantly fat-soluble and may therefore more easily cross the blood brain barrier.

Most current drugs for treating neurological and psychiatric disorders have mechanisms of action targeting receptors (surface proteins embedded in the phospholipid membranes) or neurotransmitters in the brain. Our novel proprietary technology targets the bio-chemical imbalances in the phospholipids themselves and also influences other fatty acid and eicosanoid pathways. Miraxion is a lipophilic product.

Combinatorial Lipids

Combinatorial lipid chemistry offers a novel approach to improving the therapeutic effects and delivery characteristics of both known and new compounds. We have researched and patented how to use different types of chemical linkages to attach a range of bioactive lipids either to other lipids or other drugs. The results are novel single chemical entities with predictable properties, potentially offering substantial and clinically relevant advantages over either compound alone. Amarin is currently evaluating a range of new candidates for CNS disorders using this technology and has two compounds in pre-clinical development for Parkinson’s disease.

Amarin’s Marketing Partners

Miraxion for Huntington’s disease has been partnered in the major E.U. markets. Our marketing partners are identified in the development pipeline table above. Our E.U. partnering agreements take the form of a license and distribution agreement. This provides for the grant of a license to market, distribute and sell products in the partner’s territory in the pharmaceutical field of Huntington’s disease and certain smaller CNS indications utilizing certain of our intellectual property for a period of 10 years from signing or, if later, until the expiration of patent or orphan drug protection for the product. The grant of such license is in exchange for the commercial partner paying to Amarin Neuroscience (i) fixed milestone payments; and/or (ii) an exclusive supply arrangement; and/or (iii) a royalty on net sales made by the commercial partner.

Additionally, we are party to a license agreement dated July 21, 2003 with a marketing partner in Japan to develop, use, offer to sell, sell and distribute products in Japan utilizing certain of our intellectual property in the pharmaceutical fields of Huntington’s disease, depression, schizophrenia, dementia and certain less significant indications (by patient population) including the ataxias, for a period of 10 years from the date of first commercial sale or, if later, until patent protection expires.

In December 2005, Amarin Neuroscience entered into a worldwide exclusive license with Multicell Technologies, Inc. (“Multicell”) pursuant to which Amarin Neuroscience licensed the worldwide rights for MCT-125 to Multicell in return for a series of development based milestones and a royalty on net sales. Multicell is obliged to use good faith reasonable efforts to develop and commercialize MCT-125.

The Financial Year

Our consolidated revenues in 2006 and 2005 comprise milestone payments received from Multicell and were derived from the licensing of exclusive, worldwide rights to Multicell for MCT-125 (formerly LAX-202). Multicell is currently planning a Phase IIb trial with MCT-125 in the treatment of fatigue in patients suffering from MS.

For the years ended December 31, 2006 and 2005 all revenues originated in the United Kingdom. Our consolidated revenues in 2004 were derived from two principal sources relating to discontinued activities. For the year ended December 31, 2004, sales of our products through our former sales and marketing operations accounted for approximately 91% of total revenues and royalties on third party product sales accounted for approximately 9% of total revenues. No revenues were generated from licensing, development or contract manufacturing fees.

During 2004, all of our remaining revenue-producing products and services were divested. At present all of our products are in the development stage and we therefore have no products that can be marketed.

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

The clinical stage of development can generally be divided into Phase I, Phase II and Phase III clinical trials. In Phase I, generally, a small number of healthy volunteers are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these studies is to assess the metabolism, pharmacologic action, side effect tolerability and safety of the drug. Studies in volunteers are also undertaken to begin assessing the pharmacokinetics of the drug (e.g. the way in which the body deals with the compound from absorption, to distribution in tissues, to elimination).

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

Prior to the start of human clinical studies of a new drug in the United States or, generally, for submission in support of a U.S. marketing application, an investigational new drug application, or IND, is filed with the FDA. Similar notifications are required in other countries. The amount of data that must be supplied in the IND application depends on the phase of the study. Earlier investigations, such as Phase I studies, typically require less data than the larger and longer-term studies in Phase III. A clinical plan must be submitted to the FDA prior to commencement of a clinical trial. In general, studies may begin in the U.S. without specific approval by the FDA 30-days after submission of the IND. However, the FDA may prevent studies from moving forward, and may suspend or terminate studies once initiated. Regular reporting of study progress and adverse experiences is required. During the testing phases, meetings can be held with the FDA to discuss progress and future requirements for the NDA. Studies are also subject to review by independent institutional review boards responsible for overseeing studies at particular sites and protecting human research study subjects. An independent institutional review board may prevent a study from beginning or suspend or terminate a study once initiated. Studies must also be conducted and monitored in accordance with good clinical practice and other requirements.

Following the completion of clinical trials, the data must be thoroughly analyzed to determine if the clinical trials successfully demonstrate safety and efficacy. If they do the data can be filed with the FDA in an NDA along with proposed labeling for the product and information about the manufacturing and testing processes and facilities that will be used to ensure product quality. In the US, FDA approval of an NDA must be obtained before marketing a developed product. The NDA must contain proof of safety, purity, potency and efficacy, which entails extensive pre-clinical and clinical testing.

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

There is no assurance that the FDA will act favorably or quickly in making such reviews and significant difficulties or costs may be encountered by a Group in its efforts to obtain FDA approvals. The FDA may also require post-marketing testing and surveillance to monitor the effects of approved products or it may place conditions on approvals including potential requirements or risk management plans that could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing.

In the European Union, our future products may also be subject to extensive regulatory requirements. As in the U.S., the marketing of medicinal products has for many years been subject to the granting of marketing authorizations by regulatory agencies. Particular emphasis is also being placed on more sophisticated and faster procedures for reporting of adverse events to the competent authorities.

In common with the U.S., the various phases of pre-clinical and clinical research are subject to significant regulatory controls. Although the regulatory controls on clinical research are currently undergoing a harmonization process following the adoption of the Clinical Trials Directive 2001/20/EC, there are currently significant variations in the member state regimes. However, all member states currently require independent institutional review board approval of interventional clinical trials. With the exception of U.K. Phase 1 studies in healthy volunteers, all clinical trials require either prior governmental notification or approval. Most regulators also require the submission of adverse event reports during a study and a copy of the final study report.

In the European Union, approval of new medicinal products can be obtained through one of three processes. The first such process is known as the mutual recognition procedure. An applicant submits an application in one European Union member state, known as the reference member state. Once the reference member state has granted the marketing authorization, the applicant may choose to submit applications in other concerned member states, requesting them to mutually recognize the marketing authorizations already granted. Under this mutual recognition process, authorities in other concerned member states have 55 days to raise objections, which must then be resolved by discussions among the concerned member states, the reference member state and the applicant within 90 days of the commencement of the mutual recognition procedure. If any disagreement remains, all considerations by authorities in the concerned member states are suspended and the disagreement is resolved through an arbitration process. The mutual recognition procedure results in separate national marketing authorizations in the reference member state and each concerned member state.

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

The third, and most recently introduced procedure in the European Union, is known as the decentralized procedure. This is similar to the mutual recognition procedure described above, but with some differences: notably in the time key documents are provided to concerned member states by the reference member state, the overall timing of the procedure and the possibility of “clock stops” during the procedure.

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

Prescription drug advertising and promotion is subject to federal, state and foreign regulations. In the U.S., the FDA regulates all company and prescription drug product promotion, including direct-to-consumer advertising. Promotional materials for prescription drug products must be submitted to the FDA in conjunction with their first use. Use of volatile materials may lead to FDA enforcement actions. Any distribution of prescription drug products and pharmaceutical samples must comply with the U.S. Prescription Drug Marketing Act, or the PDMA, a part of the U.S. Federal Food, Drug, and Cosmetic Act.

In the U.S., once a product is approved its manufacture is subject to comprehensive and continuing regulation by the FDA. The FDA regulations require that products be manufactured in specific approved facilities and in accordance with current good manufacturing practices, and NDA holders must list their products and register their manufacturing establishments with the FDA. These regulations also impose certain organizational, procedural and documentation requirements with respect to manufacturing and quality assurance activities. NDA holders using contract manufacturers, laboratories or packagers are responsible for the selection and monitoring of qualified firms. These firms are subject to inspections by the FDA at any time, and the discovery of violative conditions could result in enforcement actions that interrupt the operation if any such facilities or the ability to distribute products manufactured, processed or tested by them.

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

Manufacturing, sales, promotion, and other activities following product approval are also subject to regulation by numerous regulatory authorities in addition to the FDA, including, in the U.S., the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, and state and local governments. Sales, marketing and scientific/educational programs must also comply with the U.S. Medicare-Medicaid Anti-Fraud and Abuse Act and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. The handling of any controlled substances must comply with the U.S. Controlled Substances Act and Controlled Substances Import and Export Act. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities are also potentially subject to federal and state consumer protection and unfair competition laws.

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

Manufacturing and Supply

Amarin Neuroscience Limited is currently responsible for the supply of the clinical supplies of Miraxion, through its sub-contractors, and will be responsible for the commercial manufacturing and supply of Miraxion should the FDA approve this compound. All supplies of the bulk compound (ethyl-eicosapentaenoate (“ethyl-EPA”)) which constitutes the only pharmaceutically active ingredient of Miraxion are currently purchased from Nisshin Pharma, Inc., a currently qualified manufacturer, pursuant to a supply agreement whereby the supply is at a fixed price. The main raw material that constitutes ethyl- EPA is a naturally occurring substance which is sourced from marine life. The manufacturing processes that are applied by Nisshin to such raw material are proprietary to Nisshin and produce a pharmaceutical grade compound at a level of purity of at least 95%. We are aware that certain other manufacturers have the ability to produce ethyl-EPA to a similar pharmaceutical standard and level of purity. Once approved, use of bulk compound produced by a different manufacturer than that specified and qualified in the NDA may require extensive additional testing and supplemental approval by the FDA.

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

Our strategy is to file patent applications where we think it is appropriate to protect and preserve the proprietary technology and inventions considered significant to our business. Currently, Amarin has applied for 381 patents worldwide and has 282 issued patents covering various of our compounds and their uses. These include use patents issued for the method of treating a number of CNS and cardiovascular disorders with highly pure forms of EPA and composition of matter patents relating to potential second generation technology platforms. We will also rely upon trade secrets and know-how to retain our competitive position. We will file patent applications either on a country-by-country basis or by using the European or international patent cooperation treaty systems. The existence of a patent in a country may provide competitive advantages to us when seeking licensees in that country. In general, patents granted in most European countries have a twenty-year term, although in certain circumstances the term can be extended by supplementary protection certificates. We may be dependent in some cases upon third party licensors to pursue filing, prosecution and maintenance of patent rights or applications owned or controlled by those parties.

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

Details of all of our significant subsidiaries are summarized below:

		Proportion of
	Country of Incorporation	Ownership Interest and
Subsidiary Name	or Registration	Voting Power Held

Amarin Neuroscience Limited	Scotland	100%
Amarin Pharmaceuticals Company Limited	England and Wales	100%
Amarin Pharmaceuticals Ireland Limited	Ireland	100%
Amarin Finance Limited	Bermuda	100%

D.	Property, Plant and Equipment

The following table lists the location, use and ownership interest of our principal properties as of March 5, 2007:

			Size
Location	Use	Ownership	(sq. ft.)

Ely, Cambridgeshire, England
Ground Floor	Offices	Leased and sub-let	7,135
First Floor	Offices	Leased and sub-let	2,800
Godmanchester, Cambridgeshire, England	Offices	Leased and sub-let	7,000
London, England	Offices	Leased	2,830
Oxford, England	Offices	Leased	3,000
Dublin, Ireland	Offices	Leased	1,130
Dublin, Ireland	Offices	Leased	3,251

We vacated the premises in Ely, Cambridgeshire in July 2001 and have sub-let the lease for this space. We have sub-let the lease in Godmanchester to Phytopharm plc who occupy the premises on a “held over” basis under the terms of a lease, the term of which expired in January 2002.

On April 27, 2001, we signed a lease covering approximately 2,830 square feet of office space located at 7 Curzon Street, London, Mayfair, W1J 5HG, England, to serve as our corporate head office. This lease expires in March 2010.

On July 4, 2006, we signed a lease covering approximately 3,000 square feet of office space located at 1st Floor, Magdalen Centre North, Oxford Science Park, Oxford, OX4 4GA, England. This lease expires in July 2009.

On January 1, 2006, we signed a lease covering approximately 1,130 square feet of office space located at 50 Pembroke Road, Ballsbridge, Dublin 4, Ireland. This lease expires in June 2007.

On January 22, 2007, we signed a lease covering approximately 3,251 square feet of office space located at The Oval, Block 3, 1st Floor, Shelbourne Road, Dublin 4. This lease expires December 2026 and can be terminated in 2012.

We believe that our facilities are sufficient to meet our current and immediate future requirements. We have no manufacturing capacity at any of the above properties.

Item 4A  Unresolved Staff Comments

None

Item 5	Operating and Financial Review and Prospects

A.	Operating Results

The following discussion of operating results should be read in conjunction with our selected financial information set forth in Item 3 “Key Information — Selected Financial Data” and our consolidated financial statements and notes thereto beginning on page F-1 of this annual report.

Comparison of Fiscal Years Ended December 31, 2006 and December 31, 2005

Overview

We are committed to improving the lives of patients suffering from diseases of the central nervous system. Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs. We have undergone major change over the last three years, including divestiture of our drug delivery business and the majority of our U.S. assets, settlement of our obligations to Elan, the acquisition of Amarin Neuroscience Limited (formerly Laxdale) and financing activity (excluding the exercise of warrants and options) that raised approximately gross proceeds of $84.9 million. The Group is now focused on advancing and expanding its research and development pipeline. During 2006, we progressed our Phase III clinical trials for Miraxion in Huntington’s disease which were initiated in 2005. These trials have now completed and we remain on schedule to report headline data from these trials in the second quarter of 2007. During 2006, we also acquired the global rights to a novel oral formulation of Apomorphine for the treatment of “off” episodes in patients with advanced Parkinson’s disease.

Revenue

During 2006, we earned milestone revenue of $0.5 million under a license agreement signed with Multicell. In 2005, pursuant to which we granted the exclusive, worldwide rights to LAX-202 (renamed MCT-125) for the treatment of fatigue in patients suffering from multiple sclerosis. Multicell intends to commence a Phase IIb trial of MCT-125 in 2007.

Research and Development

The U.S. and E.U. Miraxion trials into Huntington’s disease achieved full Phase III enrollment in June and July respectively. This activity was the primary driver for the almost doubling of R&D spend over 2005 to $17.2 million, an increase of 93%. In addition we also incurred costs in acquiring and developing a novel oral formulation of Apomorphine.

General and Administrative

General and administrative expenses were $14.5 million in 2006 compared with $12.3 million in 2005, an increase of 18%. This increase in spend was primarily due to professional fees of $3.2 million associated with activities during the year, AIM/IEX listing, Sarbanes-Oxley preparation and fees associated with potential business opportunities. There was also an increase in personnel costs during the year.

Restructuring Charge

During 2006, we completed the restructuring commenced in 2005. In 2006 we had a restructuring charge of $0.5 million compared to $0.7 million in 2005. The Stirling facility in Scotland has now been vacated and employees relocated to Oxford, England.

Net Interest Income

Net interest income for 2006 was $3.4 million compared to net interest expense of $0.5 million for 2005. The 2006 net income comprises interest and similar income of $1.3 million compared to $0.4 million in 2005, an increase of 225% which was earned from cash balances held on deposit, and interest expense and similar charges of $nil compared to $0.1 million in 2005. We hold cash denominated in pounds sterling, U.S. Dollars and euro. In 2006, a gain of $2.1 million was recorded from holding pounds sterling and euro as the U.S. Dollar weakened. We manage foreign exchange risk by holding our cash in the currencies in which we expect to incur future cash outflows.

Taxation

A research and development tax credit of $0.8 million is recognized in the year ended December 31, 2006 compared to $0.7 million in 2005, an increase of 14%. Under U.K. tax law, qualifying companies can surrender part of their tax losses in return for a cash refund.

Comparison of Fiscal Years Ended December 31, 2005 and December 31, 2004

Overview

While 2004 was a year of transformation for Amarin — with the sale of our U.S. business, the settlement of all outstanding obligations to Elan and the acquisition of Laxdale — 2005 was a year of consolidation. We achieved our critical objectives of advancing its development pipeline and securing adequate funding to bring Miraxion through its two Phase III trials in Huntington’s disease. In 2004, we saw significant change to the business with the sale of our U.S. sales and marketing operations, the settlement of outstanding debt obligations and the acquisition of Laxdale, our former research partner.

Continuing Operations

Revenue

We had no marketable products during 2005, all of the Group’s marketable products having divested all of our revenue producing assets been divested as part of the sale of our U.S. business in February 2004. In 2005, we licensed the exclusive, worldwide rights to MCT-125(formerly LAX-202) for the treatment of fatigue in patients suffering from multiple sclerosis and received an initial access fee of $0.5 million. Revenues in 2004 entirely relate to our two divested businesses, API and ADAB, and have been classified as discontinued activities.

Operating Expenses

Total operating expenses for the continuing business were $21.2 million in 2005 compared to $10.6 million in 2004, an increase of 100%. These expenses include amounts for share-based compensation of $1.8 million and $0.7 million for 2005 and 2004 respectively. This increase was as a result of the inclusion of Laxdale’s expenses for the full year December 31, 2005 compared only for the post acquisition period from October 9, 2004 to December 31, 2004. In addition we commenced two Phase III trials with Miraxion in Huntington’s disease. Other increases were due to increased intellectual property, additional staff costs and facility costs of vacant property.

Research and Development.

Research and development expenses consist primarily of external clinical trial costs and salaries and benefits of research and development personnel. Research and development expenses for continuing operations were $8.9 million compared to $1.2 million in 2004. These expenses include amounts for share-based compensation of $0.6 million and $0.2 million for 2005 and 2004 respectively. The increase was primarily due to the inclusion of Laxdale’s expenses for the full year to December 31, 2005 compared to only for the post-acquisition period from October 9, 2004 to December 31, 2004 in the comparative period. In addition, we commenced two Phase III trials with Miraxion in Huntington’s disease, the U.S. trial in September 2005 and the E.U. trial in December 2005.

Selling, General and Administrative.

Selling, general and administrative expenses consist primarily of salaries and benefits earned by selling, general and administrative personnel, personnel-related overhead allocation, professional fees and facility costs. Selling, general and administrative expenses were $12.3 million in 2005 compared to $9.4 million in 2004. These expenses include amounts for share-based compensation of $1.2 million and $0.5 million for 2005 and 2004 respectively. The 2005 SG&A charge also includes a restructuring charge of $0.6 million outlined in the following note below. The increase was primarily due to increased intellectual property, additional staff costs and facility costs of vacant property.

Restructuring Charge

During 2005, we recorded restructuring charges of $0.6 million in SG&A to align our business for maximum efficiency. Our restructuring plan resulted in a reduction in headcount and the relocation of research and development function to Oxford in England. In determining the charges to record, we made certain estimates and judgments surrounding the amounts ultimately to be paid for the actions we have taken or are committed to take. At December 31, 2005, there were various accruals recorded for the costs to terminate employees’ contracts and exit certain facilities and lease obligations, which may be adjusted periodically for either resolution of certain contractual commitments or changes in estimates. We did not incur any restructuring charge in 2004.

Amortization

Amortization attributable to continuing operations relates to Miraxion and is included in selling, general and administrative expenses. Amortization expense was $0.7 million in 2005, a 13% increase compared to $0.6 in 2004. This increase was primarily as a result of revaluing our intangible fixed assets in connection with our acquisition of Laxdale which did not recur in 2005. During November 2000, we acquired limited rights to Miraxion as a licensee. On the date of acquiring Laxdale, the intangible fixed asset had a net book value of approximately $3.6 million. The Laxdale acquisition gave rise to the recognition of a further intangible fixed asset, representing intellectual property rights, relating to Miraxion (formerly known as Lax-101) and other intellectual property valued at $6.9 million. At the time of the Laxdale acquisition the useful economic life remaining for the November 2000 intangible fixed asset and the intangible acquired on purchase of Laxdale was determined as 15.5 years, representing the time to patent expiry.

Foreign exchange

We hold cash in pounds sterling, U.S. Dollars and euro. In 2005, continuing operations incurred a loss of $0.8 million arising from holding pounds sterling as the U.S. Dollar strengthened. Offsetting this loss was a $0.9 million gain arising on the translation into U.S. Dollars of the operating results of our research and development subsidiary, Laxdale, whose functional currency was pounds sterling.

Interest Income and Interest Expense

Net interest expense for 2005 was $0.5 million compared to net interest income of $0.2 million for 2004. The 2005 net income comprises interest and similar income of $0.4 million compared to $0.5 million in 2004 which was earned from cash balances held on deposit and on the loan made to Laxdale prior to its acquisition, and interest expense and similar charges of $0.9 million compared to $0.3 million in 2004. The interest expense arises on the loan from Elan (which was subsequently assigned to Mr. Thomas Lynch), as explained in more detail below in “— Liquidity and Capital Resources.” Net interest expense is a loss in 2005 of $0.5 million primarily due to holding cash balances in sterling. A portion of our existing expenditure is denominated in sterling and we thus hold some cash in sterling to meet the cash flow requirements. However the dollar strengthened against sterling in 2005, leaving a book loss of $0.8 million for the year.

Discontinued Operations

There were no discontinued operations in 2005. For the year ended December 31, 2004, we earned an operating loss of $1.3 million on discontinued activities. The operating loss from discontinued activities for 2004 reflects:

•	the results of our former U.S. operations that were sold to Valeant in February 2004 as described above;

•	the research and development costs incurred by us in 2004 relating to the completion of safety studies on Zelapar (the rights to which are owned by Valeant). Following the sale of the majority of our U.S. operations to Valeant in the first quarter of 2004, we remained responsible for the cost undertaking safety studies on Zelapar and was liable for up to $2.5 million of development costs. That obligation has been fulfilled and we will not incur any more costs relating to the development of Zelapar; and

•	the settlement of an outstanding dispute with Valeant. In September 2004, we reached agreement with Valeant to settle a dispute following the disposal of our U.S. operations and certain product rights. It was agreed that a $3 million payment (which was contingent upon completion of the Zelapar safety studies) would be reduced to $2 million and paid to us, unconditionally on December 1, 2004 of which $1 million was paid to Elan. We also agreed to waive rights to a future milestone payment from Valeant of $5,000,000 (due on approval by the U.S. Food and Drug Administration).

In addition, three exceptional items relating to discontinued activities arose in 2004 as follows:

•	an exceptional loss of $3.1 million on disposal of the majority of the U.S. operations and certain products to Valeant;

•	an exceptional gain of $0.75 million, representing receipt of the final installments of the sale proceeds from the disposal of our Swedish drug delivery business to Watson in October 2003; and

•	an exceptional gain of $24.6 million on the settlement of debt obligations to Elan.

Revenue

Revenues from discontinued operations in 2004 were $1.0 million reflecting revenue attributable to API being included from January 1 to February 25, 2004, being the date of its disposal. In 2004, all of our revenue was attributable to discontinued operations.

Gross Margin

The gross margin for 2004 from discontinued operations was a profit of $0.9 million from attributale to API for the period January 1 to February 25 2004, its disposal date. We are now focused on research and development and has divested itself of all its revenue generating products.

Operating Expenses

In 2004, operating expenses for discontinued operations included selling, general and administrative expenses of $1.6 million which were costs that originated at API prior to its divesture, research and development expenses of $2.5 million representing our obligations to fund Zelapar safety studies as part of the disposal of API to Valeant, and $2.0 million of other income associated with the settlement of our dispute with Valeant. The $2.5 million in 2004 reflects the costs incurred by us on Zelapar as explained above. Included in operating expenses is $0.1 million in respect of share based payments arising on the adoption of FRS 20, “Share based payments”.

Amortization

Amortization of Permax and the Primary Care Portfolio is included in selling, general and administrative expenses. Amortization expense was $nil in 2004, as both Permax and the Primary Care Portfolio were impaired down to their net realized values, at December 31, 2003, using the disposal proceeds values arising from the February 25, 2004 disposal to Valeant.

Taxation

A non-cash deferred tax accounting charge of $7.5 million on the exceptional gain on the settlement of debt obligations to Elan is included in the tax charge for the year ended December 31, 2004.

Preference Share Dividend

During 2003, the last remaining 2,000,000 3% convertible preference shares held by Elan were converted into 2,000,000 ordinary shares and non-equity dividends of $24,000 were accrued. On conversion, Elan gave up their preferential rights, including rights to an accrued dividend, in exchange for the new ordinary shares allocated. In February 2004, Amarin settled its debt obligations with Elan by the payment of cash and the issue of a $5.0 million loan note. As a result, with there being no longer a need to maintain an accrual for a preference dividend in 2004, Amarin released the accrued preference share dividends of $643,000.

Critical Accounting Policies

Our significant accounting policies are described in Note 2 to the consolidated financial statements beginning on page F-1 of this annual report. Our consolidated financial statements are presented in accordance with accounting principles that are generally accepted in the U.K. All professional accounting standards effective as of December 31, 2006 have been taken into consideration in preparing the consolidated financial statements. These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of our Consolidated Financial Statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following;

•	intangible assets

•	revenue recognition

•	research and development expenditure

•	foreign currency

Intangible Assets

Under U.K. GAAP, intangible fixed assets are recognized when they meet the definitions set out in accounting standards. FRS 7 “Fair values in acquisition accounting” refers to separability (where items can be disposed of separately from the company as a whole) and control (e.g. via custody or legal/contractual rights). FRS 10 “Goodwill and intangible assets” refers to reliable measurement. We have applied these standards to the acquisition of Amarin Neuroscience Limited (see note 3 to this Form 20-F annual report) such that the value of the intangible fixed asset recognized, as supported by risk adjusted discounted cashflow analysis, is capped to ensure negative goodwill does not arise.

U.K. GAAP requires that we periodically evaluate acquired assets for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions, and operational performance and expected cash flows from the assets. Since indications of impairments can result from events outside of our control, it can be difficult to predict when an impairment loss may occur. However, should an impairment occur, we would be required to write down the carrying value of the affected asset to its recoverable amount and to recognize a corresponding charge to the income statement. Any such impairment may have a material adverse impact on our financial condition and results of operations.

When we acquire a development product, as required under U.K. GAAP, amounts paid are capitalized and amortized over the estimated life of that asset. If the intangible asset is a marketed product, the amount capitalized is reviewed for impairment by comparing the net present value of future cash flows to the carrying value of the asset.

Under U.S GAAP, long-lived assets chiefly relate to amounts capitalized in connection with acquired intangible assets. These assets are amortized over their estimated useful lives, which generally range from ten to fifteen years. Management periodically reviews the appropriateness of the remaining useful lives of its long-lived assets in the context of current and expected future market conditions. In the event that we are required to reduce our estimate of the useful lives of any of our long-lived assets, it would shorten the period over which we amortize the affected asset and may result in a material increase of amortization expense prospectively from the date of the change in estimate.

Overview of U.K. GAAP and U.S. GAAP difference

Under U.K. GAAP, pharmaceutical products which are in the clinical trials phase of development can be capitalized and amortized where there is a sufficient likelihood of future economic benefit. Under U.S. GAAP, specific guidance relating to pharmaceutical products in the development phase requires such amounts to be expensed unless they have attained certain regulatory milestones.

Revenue Recognition

Prior to the sale of our U.S. business in February 2004 we derived the majority of our revenues from the sale of pharmaceutical products. Under U.K. GAAP, we recognized revenue for the invoiced value of products delivered to the customer, less applicable discounts. Under U.S. GAAP, revenue for the sale of pharmaceutical products was similar to U.K. GAAP. Our normal sales terms allowed for product returns under certain conditions. We accrued for estimated sales returns and allowances and offset these amounts against revenue. We regularly reviewed our estimates against actual returns and also factored in other variables such as planned product discontinuances and market and regulatory considerations. Actual returns and deductions were processed against returns and deductions reserves and such reserves were updated to reflect differences between estimates and actual experience.

Under U.K. GAAP, income under license agreements is recognized when amounts have been earned through the achievement of specific milestones set forth in those agreements and/or the costs to attain those milestones have been incurred by us. We assess whether collection is probable at the time of the transaction. If we determine that collection is not probable, we defer the revenue and recognize at the time collection becomes probable, which is generally on receipt of cash.

Under U.S. GAAP and in accordance with Staff Accounting Bulletin 101 “Revenue Recognition in Financial Statements”, as updated by Staff Accounting Bulletin 104 “Revenue Recognition” and Emerging Issues Task Force or EITF00-21 “Revenue Arrangements with Multiple Deliverables”, revenue from licensing agreements would be recognized based upon the performance requirements of the agreement. Non-refundable fees where the Group has an ongoing involvement or performance obligation would be recorded as deferred revenue in the balance sheet and amortized into license fees in the profit and loss account over the estimated term of the performance obligation.

Overview of U.K. GAAP and U.S. GAAP difference

Under U.K. GAAP milestone payments have been recognized when achieved. Under U.S. GAAP, the Group’s adoption of SAB 101 (which has now been updated by SAB 104) resulted in the deferral of revenue associated with certain up-front payments and refundable milestone payments. This deferred revenue is then released to the income statement systematically over time.

Research and Development Expenditure

The Group undertakes research and development, including clinical trials to establish and provide evidence of product efficacy. We enter into contracts with CRO’s to conduct these trials on our behalf. These contracts will run for the life of the trial which, invariably will exceed twelve months. It is Amarin’s policy to expense clinical trial costs as incurred rather than capitalizing these costs. Costs are expensed to the income statement on a systematic basis over the estimated life of the trials to ensure the costs charged reflect the research and development activity performed.

Overview of U.K. GAAP and U.S. GAAP difference

The accounting treatment is consistent in both U.K. and U.S. GAAP.

Foreign Currency

The U.S. Dollar is our functional currency. A percentage of our expenses, assets and liabilities are denominated in currencies other than our functional currency. Fluctuations in exchange rates may have a material adverse effect on our results of operations. We cannot accurately predict the impact of future exchange rate fluctuations on our consolidated results of operations. Under U.K. GAAP, foreign currency subsidiaries are consolidated into consolidated financial statements using the translation method most appropriate for their circumstances. Under

SSAP 20, foreign currency subsidiaries that are interlinked and dependant on the Group for funding and decision making are translated and consolidated using the temporal method. Foreign currency movements are allocated to selling, general and administrative expenses, research and development expenses and interest during the year. Foreign currency subsidiaries do not have access to a separate source of finance and are dependant on the Group for funding.

Overview of U.K. and U.S. GAAP difference

Under U.K. GAAP, under SSAP 20, both Amarin Neuroscience Limited and Amarin Pharmaceuticals Ireland Limited meet the criteria to use the temporal method and accordingly losses on translation for consolidation are reported within the income statement. Under U.S. GAAP, under FAS 52, all gains and losses arising on translation for consolidation are reported as part of shareholder’s equity within other comprehensive income, similar to U.K. GAAP closing rate method.

Impact of Inflation

Although our operations are influenced by general economic trends, we do not believe that inflation had a material impact on our operations for the periods presented.

Foreign Currency

The U.S. dollar is the functional currency for the Company. A percentage of our expenses, assets and liabilities are denominated in currencies other than our functional currency. Fluctuations in exchange rates may have a material adverse effect on our consolidated results of operations and could also result in exchange gains and losses. We cannot accurately predict the impact of future exchange rate fluctuations on our consolidated results of operations. We aim to minimize our foreign currency risk by holding cash balances in the currencies in which we expect to incur future cash outflows. We had no derivative or hedging transactions in 2006, 2005 or 2004.

Governmental Policies

We are not aware of any governmental, economic, fiscal, monetary or political policies that have materially affected or could materially affect, directly or indirectly, our operations or investments by U.S. shareholders.

B.	Liquidity and Capital Resources

Our capital requirements relate primarily to clinical trials, employee infrastructure and working capital requirements. Historically, we have funded our cash requirements primarily through the public and private sales of equity securities. As of December 31, 2006 we had approximately $36.8 million in cash representing an increase of $2.9 million compared to December 31, 2005. Amarin, based upon current business activities, forecast having sufficient cash to fund operations for at least the next 12 months and potentially beyond depending on the outcome of Miraxion’s Phase III trials in Huntington’s disease and/or partnering activities ongoing with our development pipeline.

Over the three years ended December 31, 2006, we have received $79.4 million in cash from the issuance of shares (net of expenses) and $11.9 million in loans, the loans having been provided by Elan, a related party until October 2004. We have made loan repayments of $18.2 million during this three-year period. These repayments related to loans received during the three years ended December 31, 2004 and in earlier periods. During 2004, we settled and re-financed the Group’s remaining debt.

Cash

As of December 31, 2006, we had approximately $36.8 million in cash compared with $33.9 million as of December 31, 2005. Our cash has been invested primarily in U.S. Dollar, sterling pound and euro denominated money market and checking accounts with financial institutions in the U.K. having a high credit standing.

Cash flows expended on continuing operations were $24.8 million for the year ended December 31, 2006 as compared with $15.5 million for the year ended December 31, 2005 and $11.1 million for the year ended

December 31, 2004. Cash flows generated on discontinued operations were $1.0 million for the year ended December 31, 2004.

The operating cash flows expended on continuing operations reflect funding of the operating loss of $31.2 million adjusted for non-cash depreciation and amortization ($0.8 million), a non-cash fixed asset impairment and disposal of $0.3 million, a non-cash inflow in respect of share based compensation of $2.2 million, and a net inflow on working capital of $3.0 million. In 2005, the operating cash flows expended on continuing and discontinued operations reflect funding of the operating loss of $20.7 million adjusted for non-cash depreciation and amortization ($0.8 million), a non-cash inflow in respect of share based compensation of $1.8 million, and a net inflow on working capital of $3.3 million.

Cash flows expended on investing activities were $0.2 million in 2006 as compared to $0.1 million generated in 2005. Our investing activities related to the purchase of fixed assets.

In 2006, cash of $2.5 million was expended on the professional fees and other costs associated with the financings. In 2005, cash of $3.9 million was expended on the professional fees and other costs associated with the financings.

Cash inflows from financing activity in 2006, net of related expenses, were $24.0 million, compared to cash inflows from financing activities in 2005 and 2004, net of related expenses, of $38.6 million and $5.5 million respectively. Net cash provided by financing activities in 2006 comprised two financings yielding $20.8 million, shares issued pursuant to certain pre-existing contractual commitments yielding $4.2 million and other warrant and option exercises of $1.4 million, offset by issuance costs of $2.5 million. Net cash provided by financings in 2005 comprised two financings yielding $42.2 million and other option exercises of $0.3 million offset by issuance costs of $3.9 million.

Net cash provided by financings in 2004 comprised a private placement of ordinary shares ($12.8 million) offset by issuance costs of $1.0 million.

On October 23, 2006, we accepted subscriptions of $18.7 million from institutional and other accredited investors for approximately 9.0 million ADSs in a registered direct offering at a purchase price of $2.09 per share. The net proceeds of our October registered offering (taking into account professional advisers’ fees associated with filing the related registration agreement, cash fees of our placement agent and government stamp duty but not our travel, printing or other expenses) were approximately $17.3 million.

On March 31,2006, we issued approximately 2.4 million ordinary shares in consideration for $4.2 million raised in a registered direct financing which was completed pursuant to pre-existing contractual commitments arising from a previously completed financing in May 2005.

On January 23, 2006, we issued a total of approximately 0.9 million ordinary shares and issued warrants to purchase approximately 0.3 million ordinary shares at an exercise price of $3.06 in consideration for $2.1 million raised in the January 23, 2006, private equity placement.

On December 22, 2005, we entered into definitive purchase agreements for a private equity placement, consisting of ordinary shares and warrants, resulting in gross proceeds of $26.4 million. In accordance with the terms of the financing, Amarin sold approximately 26.1 million ordinary shares at $1.01 per share and issued warrants to purchase approximately 9.1 million ADSs at an exercise price of $1.43 per share. The net proceeds of this private placement (taking into account professional advisers’ fees associated with filing the related registration agreement, cash fees of our placement agent and government stamp duty but not our travel, printing or other expenses) were approximately $23.9 million.

On May 24, 2005, we accepted subscriptions of $17.8 million from institutional and other accredited investors, including certain of our directors and executive officers of Amarin, for 13.7 million American Depository Shares in a registered direct offering at a purchase price of $1.30 per share. The net proceeds of this registered offering (taking into account professional advisers’ fees associated with filing the related registration agreement, cash fees of our placement agent and government stamp duty but not our travel, printing or other expenses) were approximately $16.5 million. On closing of this transaction, AIHL redeemed the remaining $2 million in principal amount of its

8% loan notes issued by Amarin and used the proceeds of the redemption together with a further $250,000 to subscribe for shares in this offering.

On October 7, 2004, we completed a private placement of 13,474,945 Ordinary Shares, raising gross proceeds of approximately $12.8 million. The net proceeds of this private placement (taking into account professional advisors’ fees associated with filing the related registration agreement with the SEC, cash fees of our placement agent and government stamp duty but not our travel, printing or other expenses) were approximately $11.8 million.

In 2004, cash of $0.8 million was expended on the professional fees and other costs associated with the acquisition of Amarin Neuroscience Limited, together with the assumption of $2.7 million in overdrafts and loans $1.8 million of cash was eliminated from the Group upon the disposal of API. Cash of $1.6 million was received for the disposal of shares in API offset by cash outflows of $11.8 million associated with the API disposal. Such outflows included $9.3 million in inventory management fees, legal and transaction fees of $2.3 million and $0.2 million in rental payments in respect of the premises formerly occupied by API in Mill Valley, California. In 2004, cash of $0.8 million was received relating to the remaining escrow proceeds of the 2003 disposal of ADAB.

At December 31, 2006 and 2005 we had no debt. At December 31, 2004, we had total debt of $2.0 million with a cash maturity in 2009. This was reduced from debt of $35.4 million due on demand at December 31, 2003. The $35.4 million of debt was settled in the first quarter of 2004, following the sale of our U.S. operations in the first quarter of 2004. On September 29, 2004, Amarin Investment Holding Limited (“AIHL”) an entity controlled by our chairman, Mr. Thomas Lynch, signed an agreement with Elan to acquire its remaining debt and equity interests in Amarin, including the remaining $5 million of loan notes owed by us to Elan. On October 7, AIHL agreed to redeem $3 million of the $5 million of loan notes for 2,717,391 ordinary shares with an option to redeem the remaining $2 million at the offering price of any future equity financing. In May 2005, AIHL exercised this option in full.

All treasury activity is managed by the corporate finance group. Cash balances are invested in short-term money market deposits, either dollar, sterling or euro. No formal hedging activities are undertaken although cash balances are maintained in currencies that match our financial obligations and forecast cashflows.

At December 31, 2006 and 2005 we had cash balances of $36.8 million and $33.9 million, respectively. We intend to fund our operating expenses from existing cash balances. Based upon current business activities, we forecast having sufficient cash to fund operations for at least the next 12 months and potentially beyond depending on the outcome of Miraxion’s Phase III trials in Huntington’s disease and/or the partnering activities ongoing with our development pipeline. These forward-looking statements involve risks and uncertainties, and actual results could vary.

C.	Research and Development

Following the acquisition of Laxdale Limited on October 8, 2004, Amarin has an in-house research and development capability and expertise, supplemented by retained external consultants. Prior to their disposals, Amarin undertook research and development activities through ADAB and API. Costs classified as research and development are written off as incurred, as are patent costs. Such costs include external trial costs, clinical research organization costs, staff costs, professional and contractor fees, materials and external services. Details of amounts charged in the three years ended December 31, 2006, are disclosed above. Specifically, we incurred $17.2 million in 2006. In 2005, we incurred costs of $8.9 million (2004: $3.7 million). Following the acquisition of Laxdale our expenditure will be increasingly focused on proprietary research and development, as we pursue our goal of becoming a leader in the research, development and commercialization of novel drugs for CNS disorders. In addition, the two Phase III trials with Miraxion in Huntington’s disease continued in 2006 and we engaged external clinical research organizations and consultants to assist us, as detailed below in part F. This resulted in our research and development expenditure increased significantly in 2006 when compared to the levels incurred in prior years.

Under U.S. GAAP, in 2004, Amarin incurred an in process research and development charge of $48.2 million representing the write off of the Miraxion intangible asset that arose on the acquisition of Laxdale (see our financial pages beginning on page F-1, Note 43, E).

The acquisition of Laxdale provided Amarin with three significant in-process R&D projects:

•	The full rights to Miraxion for HD in the United States over and above the rights as licensee in the United States already possessed by Amarin prior to the acquisition. Prior to the Laxdale acquisition, Amarin had an exclusive license from Laxdale for the U.S. rights to Miraxion for HD, subject to a 40-45% royalty payable by Amarin to Laxdale (i.e., the acquisition eliminated a 40-45% royalty on U.S. sales of Miraxion for HD previously payable by Amarin to Laxdale);

•	The rights to Miraxion for HD in the European Union; and

•	The rights to Miraxion for depression in the European Union and the United States.

Miraxion, at the time of the acquisition, had completed a Phase II trial and an initial Phase III trial for HD. The post hoc data analysis from the initial Phase III trial had illustrated a statistically significant benefit in a significant subset of HD patients. This subset of HD patients represents 65-70% of all HD sufferers. No product has ever been approved for HD in the United States. Final, large Phase III trials need to be designed and completed prior to submitting a New Drug Application (an “NDA”) to the FDA for review and they were commenced in 2005. There is no certainty that the current Phase III trials ongoing will be successful in showing a statistically significant benefit in treating HD. Without successful trials, Miraxion will not be approved in the United States or the European Union.

Miraxion had also completed several Phase IIa trials in depressive disorders. Approximately one-third of patients treated with standard depression therapy see no benefit and a further one-third see an initial benefit that dissipates over time. In a number of Phase IIa trials, Miraxion provided benefit to these “treatment-unresponsive” patients. Before Miraxion can be approved for treating depression, further Phase II studies and final Phase III studies must be completed. There is no certainty that such studies will be successfully completed.

D.	Trend Information

In 2004, we changed our business model and have had no other sources of revenue since then other than revenue pursuant to our outlicensing contract with Multicell and cash inflows from equity offerings. Until we are able to market a product or secure revenue from licensing sources, this trend is expected to continue. We refer users to Items 4B “Business Overview”, 5A “Operating Results” and 5B Liquidity and Capital Resources.

E.	Off Balance Sheet Transactions

Although there are no disclosable off balance sheet transactions, there have been transactions involving contingent milestones — see “Note 42 — Related Party Transactions” in the financial statements.

F.	Contractual Obligations

The following table summarizes our payment obligations as of December 31, 2006. The operating lease obligations primarily represent rent payable on properties leased by the Group. Some of the properties leased by the Group have been sub-let and generate rental income. Purchase obligations relate to manufacturing contracts with a third party for the production of our products.

	Payments Due by Period in $000’s
		Less than	1-2	2-3	3-4	4-5
	Total	1 Year	Years	Years	Years	Years	Thereafter

Long-term debt	—	—	—	—	—	—	—
Capital/finance lease	—	—	—	—	—	—	—
Operating lease	5,613	1,235	1,237	1,106	735	559	741
Purchase obligations	1,269	1,269	—	—	—	—	—
Other long-term creditors	—	—	—	—	—	—	—

Total	6,882	2,504	1,237	1,106	735	559	741

There are no capital commitments relating to the Miraxion development project. However, under the purchase agreement for Laxdale, upon the attainment of specified development milestones we will be required to issue additional Ordinary Shares to the selling shareholders or make cash payments (at the sole option of each of the selling shareholders) and we will be required to make royalty payments of 6% on future sales of Miraxion (consisting of 5% payable to Scarista Limited and 0.5% payable to each of Dr. Malcolm Peet and Dr. Krishna Vaddadi). The final purchase price will be a function of the number of Ordinary Shares of Amarin issued at closing and actual direct acquisition costs, together with contingent consideration which may become payable, in the future, on the achievement of certain approval milestones. Such contingent consideration may become payable upon marketing approval being obtained for approval of products (covered by Laxdale’s intellectual property) by the FDA and EMEA. The first approval obtained in the U.S. and Europe would result in additional consideration of £7,500,000 payable (approximately $14,700,000 at 2006 year end exchange rates), for each territory, to the selling shareholders of Laxdale Limited in either cash or stock (at the sole option of each of the selling shareholders). The second approval obtained in the U.S. and Europe would result in additional consideration of £5,000,000 payable (approximately $9,800,000 at 2006 year end exchange rates), for each approval, to the vendors of Laxdale Limited (see note 35 to our financial statements beginning on page F-1 of this annual report).

During 2006, we engaged various clinical research organizations and consultants to assist in the design, project management and roll-out of the ongoing two Phase III trials with Miraxion in Huntington’s disease. We entered into a clinical trial agreement with the University of Rochester on March 18, 2005. Pursuant to this agreement the University is obliged to carry out or to facilitate the carrying out of a clinical trial research study set forth in a research protocol on Miraxion in patients with Huntington’s disease in the U.S. Additionally, we appointed Icon plc, a clinical research organization to carry out a similar study in the European Union. The cost associated with the clinical trial agreements with the University of Rochester and Icon are estimated as follows:

	Estimated Payments Due by Period in $000’s from 1 January 2007
		Less than	1-2	2-3	3-4	4-5
	Total	1 Year	Years	Years	Years	Years	Thereafter

Clinical research	11,600	10,972	628	—	—	—	—

Item 6	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information regarding our officers and directors. A summary of the background and experience of each of these individuals follows the table.

Name	Age	Position

Thomas Lynch	50	Chairman
Richard Stewart	48	Chief Executive Officer and Director
Alan Cooke	36	Chief Financial Officer and Director
John Groom	68	Non-Executive Director
Anthony Russell-Roberts	61	Non-Executive Director
Dr. William Mason	55	Non-Executive Director
Dr. Simon Kukes	50	Non-Executive Director
Dr. Michael Walsh	55	Non-Executive Director
Dr. Prem Lachman	46	Non-Executive Director
Dr. John Climax	54	Non-Executive Director
Prof. William Hall	57	Non-Executive Director
Tom Maher	40	General Counsel and Company Secretary
Darren Cunningham	34	Executive Vice President, Strategic Development
Dr. Mehar Manku	58	Vice President, Research
Dr. Tony Clarke	51	Vice President, Clinical Development

Mr. Thomas Lynch joined us on January 21, 2000 as Chairman. Mr. Lynch previously worked at Elan Corporation plc. While there, he had a number of roles including Vice Chairman, Executive Vice President, Chief Financial Officer and Director. Prior thereto, Mr. Lynch was a partner in the international accounting firm of KPMG, where he specialized in the provision of international corporate financial services. In 1994, Mr. Lynch founded a company which became Warner Chilcott, plc and was a Director of that Company from 1994 to 1999 and from then until 2002 as a Director of Galen, plc which acquired Warner Chilcott in 1999. Mr. Lynch is also a director of IDA Ireland (an Irish governmental agency), Icon plc, Profectus BioSciences Inc, the Royal Opera House, Covent Garden, London, and is Chairman of Tripep AB. Mr. Lynch is a graduate of Economics from Queens University Belfast and is a fellow of the Institute of Chartered Accountants in Ireland.

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

Mr. Alan Cooke was appointed as Chief Financial Officer and executive director in May 2004. Prior to joining Amarin, Mr. Cooke spent approximately eight years at Elan Corporation plc, most recently as Vice President, Global Strategic Planning. Prior to Elan, Mr. Cooke worked at KPMG, Dublin for 4 years. He holds a Bachelor of Commerce degree and a Diploma in Professional Accounting from University College, Dublin. Mr. Cooke is a fellow of the Institute of Chartered Accountants (Ireland).

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

Dr. William Mason was appointed as a Non-Executive Director on July 19, 2002. Dr. Mason is an entrepreneur with a strong scientific background in healthcare and life sciences. He received his doctorate in physiology from Trinity College, Cambridge in 1977. For twenty years Dr. Mason led a public and industry-funded program of neuroscience-focused medical research using cellular and molecular genetics, advanced computing and engineering technology for the visualization of chemical events in biological cells and high throughput drug discovery. During this time, Dr. Mason also played an active part as a member of the Advisory Council on Science and Technology in the U.K. Cabinet Office of HM Government focused on changes to the educational system to effect the development of a more highly qualified scientific and technical manpower base in the U.K. He also founded several successful high technology companies. Currently, Dr. Mason is Chairman of OrthoMimetics Ltd., Camlab Ltd., Ranier Technology Ltd., and Team Consulting Ltd., a board director of Sage Healthcare Ltd., Sphere Medical Holdings plc, In Vivo Capital Ltd. and Zygem Ltd. and an Advisory Board Member of Cambridge Gateway Fund. He is also a member of the 3i Independent Directors’ Program.

Dr. Simon Kukes was appointed a director on January 1, 2005. Dr. Kukes is an American citizen. Dr. Kukes is the CEO at Samara-Nafta, a Russian oil company, partnering with Hess Corporation; a U.S. based international oil company. He was President and Chief Executive of Tyumen Oil Company (TNK) from 1998 until its merger with British Petroleum (BP) in 2003. He then joined Yukos Oil as chairman. He also served as chief executive of Yukos from 2003 until June 2004. In 1999, he was voted one of the Top 10 Central European Executives by the Wall Street Journal Europe and in 2003 he was named by The Financial Times and PricewaterhouseCoopers as one of the 64 most respected business leaders in the world. Dr. Kukes has a primary degree in Chemical Engineering from the

Institute for Chemical Technology, Moscow and a PhD in Physical Chemistry from the Academy of Sciences, Moscow and was a Post-Doctoral Fellow of Rice University, Houston, Texas. He is the holder of more than 130 patents and has published more than 60 scientific papers.

Dr. Michael Walsh was appointed a director on January 1, 2005. Dr. Walsh is an executive director of International Investment and Underwriting (“IIU”), a private equity firm based in Dublin. Dr. Walsh is Chairman of Irish Nationwide Building Society, one of Ireland’s main mortgage providers. He is a non-executive director of a number of companies including Daon, a company involved in biometric authentication and Atlantic Bridge Ventures technology oriented venture capital company. Dr. Walsh has Bachelor of Commerce and Master of Business Studies degrees from University College Dublin and MBA and PhD degrees from the Wharton School, University of Pennsylvania. Prior to IIU, he was an executive director of NCB Group Ltd, one of Ireland’s leading stockbrokers. He was previously Professor of Banking and Finance at University College Dublin.

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

Professor William Hall was appointed as a Non-Executive Director on February 23, 2007. Professor Hall is Professor of Medicine, School of Medicine and Medical Sciences and Director of the National Virus Reference Library at University College Dublin. Professor Hall completed his PhD at Queen’s University of Belfast in 1974 and his M.D. at Cornell University Medical College, New York in 1984. Professor Hall held various Faculty positions at the Rockefeller University in New York before returning to Ireland. Present positions held by Professor Hall include Consultant Microbiologist, St Vincent’s University Hospital, Dublin, Professor, and Professor of Medicine, School of Medicine and Medical Sciences and Director of the Centre for Research in Infectious Diseases and the National Virus Reference Laboratory. Professor Hall is a Fellow of the American Academy of Microbiology, the Infectious Diseases Society of America, the Royal College of Physicians (Ireland) and the Royal College of Pathologists (U.K.).

Mr. Tom Maher was appointed General Counsel and Company Secretary in February 2006, having commenced working with the Group on a part-time basis in July 2005. Mr. Maher was previously a partner at Matheson Ormsby Prentice Solicitors, Dublin. Prior to Matheson Ormsby Prentice, Mr. Maher worked at Elan Corporation plc where he held the position of Vice President of Legal Affairs. Mr. Maher commenced his legal career at A&L Goodbody Solicitors, Dublin. He holds a law degree from Trinity College Dublin and is an Irish qualified solicitor.

Mr. Darren Cunningham was appointed as our Executive Vice President Strategic Development in September 2002. Prior to joining Amarin, Mr. Cunningham worked for Elan Corporation plc as manager and then Associate Director of Strategic Planning. Mr. Cunningham is a member of the Institute of Chartered Accountants (Ireland) and trained at Price Waterhouse in Dublin.

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

Dr. Anthony Clarke joined us in August 2005 as Vice President, Clinical Development. Prior to joining Amarin Dr. Clarke held senior international positions in Clinical Research and Regulatory Affairs with SmithKline Beecham, Cardinal Health, Anesta and Cephalon. He holds a PhD in psychopharmacology, has published extensively in the fields of neuroscience, neurology and psychiatry and is also named as an inventor on several international patents.

There is no family relationship between any director or executive officer and any other director or executive officer.

B.	Compensation

General

Our directors who serve as officers or employees receive no compensation for their service as members of our board of directors. Directors who are not officers or employees receive £25,000 ($46,000) per annum save for the Chairman of the Board and Chariman of the Audit and Remuneration Committees who each receive £40,000 ($72,000) and such options to acquire Ordinary Shares for their service as non-executive members of the board of directors as the Remuneration Committee of the board of directors may from time to time determine. Mr. Thomas Lynch has to date waived all of his rights with respect to option grants to directors that were proposed during his tenure as a director.

For the year ended December 31, 2006, all of our directors and senior management as a group received total compensation of U.S $3,361,000 and in addition, directors and senior management were issued options to purchase a total of 3,600,000 Ordinary Shares during such period. See “— Share Ownership” below for the specific terms of the options held by each director and officer.

With the exception of Mr. Stewart and Mr. Cooke, there are no sums set aside or accrued by us for pension, retirement or similar benefits although we do make contributions to certain of our employees’ and officers’ pensions during the term of their employment with us.

Compensation paid and benefits granted to our directors during the year ended December 31, 2006 are detailed below:

Directors’ detailed emoluments

	Salary	Benefits	Annual	2006
Name	& fees	in kind	bonus	Total
	$000	$000	$000	$000

Thomas Lynch (Chairman)*	482	—	—	482
Richard Stewart (Chief Executive Officer)**	515	9	291	815
Alan Cooke (Chief Financial Officer)**	353	5	106	464
John Groom	—	—	—	—
Anthony Russell-Roberts	85	—	—	85
Dr. William Mason	74	—	—	74
Dr. Simon Kukes	46	—	—	46
Dr. Michael Walsh	46	—	—	46
Dr. Prem Lachman	46	—	—	46
Dr. John Climax	39	—	—	39

	1,686	14	397	2,097

Benefits in kind include medical and life insurance for each executive director. No expense allowances were provided to the directors during the year.

*	Fees in respect of a Consultancy Agreement with Mr. Thomas Lynch. See “Item 7B — Related Party Transactions.

**	In addition to the above, Mr. Stewart and Mr. Cooke have pension contributions paid into their personal scheme or accrued by the Group in 2006 of $169,000 and $125,000 respectively. The payment, which is in excess of Mr. Stewart’s and Mr. Cooke’s normal entitlement under the Group’s pension scheme arrangements, was approved by the Remuneration Committee. In the case of Mr. Stewart, $135,000 of the pension contribution represents a catch up payment relating to the Group’s pension obligation to Mr. Stewart from prior years.

The Amarin Corporation plc 2002 Stock Option Plan

The Amarin Corporation plc 2002 Stock Option Plan came into effect on January 1, 2002. The term of the plan is ten years, and no award shall be granted under the plan after January 1, 2012.

The plan is administered by the remuneration committee of our board of directors. A maximum of 8,000,000 Ordinary Shares may be issued under the original plan. This limit was increased to 8,986,439 Ordinary Shares by the remuneration committee of the Group on December 6, 2006, pursuant to section 4(c) of the Plan to prevent dilution of the potential benefits available under the Plan as a result of certain discounted share issues. This limit was further increased to 12,000,000 Ordinary Shares at an Extraordinary General Meeting held on January 25, 2007. Employees, officers, consultants and independent contractors are eligible persons under the plan. The remuneration committee may grant options to eligible persons. In determining which eligible persons may receive an award of options and become participants in the plan, as well as the terms of any option award, the remuneration committee may take into account the nature of the services rendered to us by the eligible persons, their present and potential contributions to our success or such other factors as the remuneration committee, at its discretion, shall deem relevant.

Two forms of options may be granted under the plan: incentive stock options and non-qualified stock options. Incentive stock options are options intended to meet the requirements of Section 422 of the U.S. Internal Revenue Code of 1986, as amended. Non-qualified stock options are options which are not intended to be incentive stock options.

As a condition to the grant of an option award, we and the recipient shall execute an award agreement containing such restrictions, terms and conditions, if any, as the remuneration committee may require. Option awards are to be granted under the plan for no cash consideration or for such minimal cash consideration as may be required by law. The exercise price of options granted under the plan shall be determined by the remuneration committee; however the plan provides that the exercise price shall not be less than 100% of the fair market value, as defined under the plan, of an Ordinary Share on the date that the option is granted. The consideration to be paid for the shares under option shall be paid at the time that the shares are issued. The term of each option shall end ten years following the date on which it was granted. The remuneration committee may decide from time to time whether options granted under the plan may be exercised in whole or in part.

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

Our articles of association stipulate that the minimum number of directors shall be two and the maximum number shall be fifteen. We presently have eleven directors. Directors may be elected by the shareholders at a general meeting or appointed by the board of directors. If a director is appointed by the board of directors, that director must stand for election at our subsequent annual general meeting. At each annual general meeting, one-third of our directors must retire and either stand, or not stand, for re-election. In determining which directors shall retire and stand, or not stand, for re-election, first, we include any director who chooses to retire and not face re-election and second, we choose the directors who have served as directors for the longest period of time since their last election.

At the annual general meeting for 2006, Drs. Lachman, Climax and Mason and Messrs. Russell-Roberts and Lynch, retired by rotation, and were re-elected. Assuming no further directors choose to retire and not stand for re-election at the annual general meetings in 2007 and 2008, we would expect Messrs. Cooke, Groom, Stewart and Prof. Hall to retire and stand for re-election at the 2007 annual general meeting and Drs. Lachman, Kukes and Walsh to retire and stand for re-election at the 2008 annual general meeting. See — “Directors and Senior Management” above for details of when each of our directors joined our board of directors.

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

The audit committee currently comprises the following directors:

•	Dr. William Mason (Chairman) (appointed October 22, 2002);

•	Dr. Simon Kukes (appointed March 20, 2006); and

•	Mr. John Groom (Financial Expert) (appointed October 24, 2003)

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

The remuneration committee currently comprises the following directors:

•	Mr. Anthony Russell-Roberts (Chairman) (appointed July 19, 2002);

•	Dr. Michael Walsh (appointed February 28, 2005); and

•	Dr. Prem Lachman (appointed March 20, 2006).

D.	Employees

The average numbers of employees employed by us during each of the past three financial years are detailed below:

Employment Activity	12/31/06	12/31/05	12/31/04

Marketing and Administration	12	12	15
Research and Development	6	11	3
Total	18	23	18

The average numbers of employees employed by us by geographical region for each of the last three financial years are set forth below:

	Number of	Number of	Number of
	Employees	Employees	Employees
Country	12/31/06	12/31/05	12/31/04

U.K	10	18	11
Ireland	8	5	—
US	—	—	7
Total	18	23	18

E.	Share Ownership

The beneficial ownership of Ordinary Shares by, and options granted to, our directors or officers, including their spouses and children under eighteen years of age, as of December 31 2006 are presented in the table below. See also “— Compensation — the Amarin Corporation plc 2002 Stock Option Plan”.

		Options/Warrants			Ordinary
		Outstanding			Shares or
		to Acquire		Exercise	ADS
		Number of		Price per	Equivalents	Percentage
		Ordinary	Date of Grant	Ordinary	Beneficially	of Outstanding
Director/Officer	Note	Shares	(dd/mm/yy)	Share	Owned	Share Capital*

J. Groom	1	15,000	23/01/02	$17.65	417,778	—
	1	15,000	06/11/02	$3.10
	1	25,000	21/07/04	$0.84
	7	55,099	21/12/05	$1.43
	1	20,000	11/01/06	$1.35
	1	20,000	08/12/06	$2.30
T. G. Lynch	2	500,000	25/02/04	$1.90	9,998,208	11.0%
	8	207,921	21/12/05	$1.43
W. Mason	1	15,000	06/11/02	$3.10	—	—
	1&3	25,000	21/07/04	$0.84
	1&3	20,000	11/01/06	$1.35
	1	20,000	08/12/06	$2.30
A. Russell-Roberts	4	10,000	07/04/00	$3.00	2,350	—
	4	10,000	19/02/01	$6.12
	1	15,000	23/01/02	$17.65
	1	15,000	06/11/02	$3.10
	1	25,000	21/07/04	$0.84
	1	20,000	11/01/06	$1.35
	1	20,000	08/12/06	$2.30

		Options/Warrants			Ordinary
		Outstanding			Shares or
		to Acquire		Exercise	ADS
		Number of		Price per	Equivalents	Percentage
		Ordinary	Date of Grant	Ordinary	Beneficially	of Outstanding
Director/Officer	Note	Shares	(dd/mm/yy)	Share	Owned	Share Capital*

R. A. B. Stewart	5	350,000	23/11/98	$5.00	57,340	—
	1	150,000	23/01/02	$17.65
	1	150,000	06/11/02	$3.10
	6	300,000	10/06/05	$1.30
	7	8,663	21/12/05	$1.43
	1	300,000	16/01/06	$1.95
	1	800,000	08/12/06	$2.30
S. Kukes	7	519,802	21/12/05	$1.43	7,489,212	8.3%
	1	20,000	11/01/06	$1.35
	1	20,000	08/12/06	$2.30
M. Walsh	7	38,119	21/12/05	$1.43	214,507	—
	1	20,000	11/01/06	$1.35
	1	20,000	08/12/06	$2.30
A. Cooke	1	375,000	07/07/04	$0.85	270,211	—
	6	200,000	10/06/05	$1.30
	7	15,594	21/12/05	$1.43
	1	200,000	16/01/06	$1.95
	1	675,000	08/12/06	$2.30
P. Lachman	1	20,000	11/01/06	$1.35	—	—
	1	20,000	08/12/06	$2.30
J. Climax	9	226,980	21/12/05	$1.43	6,380,109	7.0%
	1	20,000	27/01/06	$2.72	—	—
	1	20,000	20/03/06	$3.26	—	—
	1	20,000	08/12/06	$2.30
D. Cunningham	1	60,000	18/07/02	$3.46	17,618	—
	1	40,000	24/02/03	$3.17
	1	50,000	21/07/04	$0.84
	1	100,000	12/01/06	$1.53
	1	250,000	08/12/06	$2.30
T. Maher	1	325,000	02/12/05	$1.16	19,802	—
	7	6,931	21/12/05	$1.43
	1	350,000	08/12/06	$2.30
T. Clarke	1	100,000	27/09/05	$1.50
	1	50,000	12/01/06	$1.53
	1	250,000	08/12/06	$2.30
M. Manku	10	82,500	08/10/04	$1.25
	1	450,000	28/02/05	$3.04
	1	75,000	12/01/06	$1.53
	1	250,000	08/12/06	$2.30

Notes:

(1)	These options are exercisable as to one third on each of the first, second and third anniversaries of the date of grant and remain exercisable for a period ended on the tenth anniversary of the date of grant.

(2)	The ordinary shares are held in the form of ADSs by Amarin Investment Holding Limited. The warrants issued to Amarin Investment Holding Limited are exercisable for up to 500,000 Ordinary Shares, on or before February 25, 2009. Amarin Investment Holding Limited is an entity controlled by our Chairman, Mr. Thomas Lynch.

(3)	These options were issued to Vision Resources Limited, a company wholly owned by Dr. Mason.

(4)	These options are currently exercisable and remain exercisable until ten years from the date of grant.

(5)	When granted 100,000 of these options were to become exercisable at an exercise price of $25.00 in tranches upon the price of our Ordinary Shares achieving certain pre-determined levels. On February 9, 2000, our remuneration committee approved the re-pricing of these 100,000 options to an exercise price of US$5.00 per Ordinary Share, exercisable immediately and the Group entered into an amendment agreement on the same day amending the exercise price from $25.00 to $5.00 and removing the performance criteria attached to such options. These options are currently exercisable and remain exercisable until 1st April 2009.

(6)	These options are exercisable as to 50% on the second anniversary of grant, as to 75% of the third anniversary of grant and in full on the fourth anniversary of grant.

(7)	These warrants were granted to all investors in the December 2005 private placement including directors and are exercisable at anytime after 180 days from the grant date.

(8)	These warrants were granted to all investors in the December 2005 private placement including directors and are exercisable at anytime after 180 days from the grant date. The warrants were issued to Amarin Investment Holding Limited which is an entity controlled by our Chairman, Mr. Thomas Lynch.

(9)	5,664,446 of the ordinary shares are held in the form of ADSs by Sunninghill Limited. The warrants granted to all investors in the December 2005 private placement including directors are exercisable at any time after 180 days from the grant date. These warrants were issued to Sunninghill Limited which is an entity controlled by one of our non-executive directors Dr. John Climax.

(10)	These options were granted to Laxdale employees as replacement Laxdale options due to the acquisition of Laxdale by Amarin. These options vested immediately on granting and expire on 31 March 2009.

*	This information is based on 90,684,230 Ordinary Shares outstanding as of March 2, 2007.

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth to the best of our knowledge certain information regarding the ownership of our Ordinary Shares at December 31, 2006 by each person who is known to us to be the beneficial owner of more than five percent of our outstanding Ordinary Shares, either directly or by virtue of ownership of ADSs.

	Number of	Percentage of
	Ordinary Shares	Outstanding
	or ADS Equivalents	Share
Name of Owner(1)	Beneficially Owned	Capital(2)

Southpoint(3)	11,582,665	10.6%
Amarin Investment Holding Limited(4)	10,706,129	9.8%
Simon G. Kukes(5)	8,049,014	7.3%
Sunninghill Limited(6)	6,607,089	6.1%

Notes:

(1)	Unless otherwise noted, the persons referred to above have sole investment power.

(2)	This information is based on 90,684,230 Ordinary Shares outstanding, 9,990,480 warrants granted over Ordinary Shares and 8,964,975 share options granted over Ordinary Shares as of December 31, 2006.

(3)	This information is based on the following holdings:

Name of Fund	Ordinary Shares	Warrants*

Southpoint Fund LP	1,566,762	252,515
Southpoint Qualified Fund LP	3,459,712	1,092,227
Southpoint Offshore Operating Fund LP	3,957,181	1,254,268

Warrants are currently exercisable.

(4)	Includes warrants to purchase 500,000 Ordinary Shares, which warrants are exercisable on or before February 25, 2009 and warrants to purchase 207,921 Ordinary Shares, which are currently exercisable. Amarin Investment Holding Limited is an entity controlled by our Chairman, Mr. Thomas Lynch.

(5)	Includes warrants to purchase 519,802 Ordinary Shares, which are currently exercisable.

(6)	Includes warrants to purchase 226,980 Ordinary Shares, which are currently exercisable. Sunninghill Limited is an entity controlled by one of our non-executive directors, Dr. John Climax.

The following table shows changes over the last three years in the percentage of the issued share capital for the Group held by major shareholders, either directly or by virtue of ownership of ADSs

Name of Owner(1)	2006	2005	2004

Southpoint	9.9	11.1	—
Amarin Investment Holding Limited	11.0	11.0	20.8
Simon G. Kukes	8.3	8.2	7.9
Sunninghill Limited	7.0	7.1	13.9
Belsay Limited	—	—	6.8
Essex Woodlands Health Venture Fund V, LP	—	—	8.5

None of the above shareholders has voting rights that differ from those of our other shareholders. The total number of ADSs outstanding as of March 2, 2007 was approximately 90.1 million. The ADSs represented approximately 99% of the issued and outstanding Ordinary Shares as of such date. As at March 2, 2007, to the best of our knowledge, we estimate that U.S. shareholders constituted approximately 20% of the beneficial holders of both our Ordinary Shares and our ADSs.

B.	Related Party Transactions

During the year ended December 31, 2006 we entered into certain transactions, with related parties. Details of such transactions are given below.

At December 31, 2006, from our own, and from the most recent publicly available records, Sunninghill Limited, a company controlled by Dr John Climax, a non-executive director of Amarin, held approximately 7% of our entire issued share capital and Poplar Limited, a company controlled by Dr Climax, held approximately 7% of Icon. Dr Climax is also the Chairman of Icon plc, the parent company of Icon Clinical Research Limited.

In February 2007, our audit committee reviewed and approved Amarin Neuroscience Limited, a subsidiary of the Group, entering into a supplemental agreement with Icon Clinical Research Limited to amend the number and location of patient activity in the EU Phase III clinical trial.

In December 2006, our audit committee reviewed and approved Amarin Neuroscience Limited, a subsidiary of the Group, entering into a supplemental agreement with Icon Clinical Research Limited whereby Icon Clinical Research Limited would conduct a one year E.U. open label follow-up study to the Phase III study in Huntington’s disease currently nearing completion.

In November 2006, our audit committee reviewed and approved APIL, a subsidiary of the Group entering into a Master Services Agreement with Icon Clinical Research (U.K. ) Limited whereby Icon Clinical Research (U.K. ) would provide due diligence services to Amarin Pharmaceuticals Ireland Limited on ongoing licensing opportunities on an ongoing basis.

In May 2006, our audit committee reviewed and approved an assignment agreement between APIL, and Dr. Anthony Clarke in respect of certain patents and other intellectual property rights relating to a formulation of the compound, Apomorphine. Dr. Clarke, who is our Vice President of Clinical Development, was the developer of this target product opportunity independently of the Group. Under the assignment agreement APIL agreed to pay Dr. Clarke initial consideration of £42,000 and a further £742,000 in milestone payments on the achievement of certain milestones. The assignment agreement also provided for APIL to pay Dr. Clarke royalties as a percentage of net sales if we were to sell or license the product. The royalty percentages applicable are dependant on the level of net sales achieved.

In March 2006, our remuneration committee and Board of Directors (excluding Mr. Thomas Lynch) reviewed and approved a consultancy agreement between the Group and Dalriada Limited in relation to the provision by Dalriada Limited to the Group of corporate consultancy services, including consultancy services relating to financing and other corporate finance matters, investor and media relations and implementation of corporate strategy. Under the Consultancy Agreement, the Group pays Dalriada Limited a fee of £240,000 per annum for the provision of the consultancy services. Dalriada Limited is owned by a family trust, the beneficiaries of which include Mr. Thomas Lynch and family members.

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

During 2006, one lawsuit alleging claims related to cardiac valvulopathy and Permax was pending in the U.S. Eli Lilly, Elan, Valeant, and Amarin were defendants in this lawsuit. This case was settled during the year. Most of the details of this settlement are confidential. In addition, a lawsuit alleging claims related to cardiac valvulopathy and Permax was filed in February 2007 and is currently pending in the United States. Eli Lilly, Elan, Valeant, Amarin Pharmaceuticals, Athena Neurosciences, Inc., and Amarin are named as defendants in this lawsuit. Amarin has not been formally served with the complaint from this lawsuit.

One other lawsuit, which alleged claims related to compulsive gambling and Permax, was pending in the United States during 2006. Amarin, Eli Lilly, Elan, and Valeant were defendants in this lawsuit. As of the present date, this case has also settled under terms that are confidential. A similar lawsuit related to compulsive gambling and Permax is being threatened against Eli Lilly, Elan, and/or Valeant, and could possibly implicate Amarin.

The group has reviewed the position and having taken external legal advice considers the potential risk of significant liability arising for Amarin from these legal actions to be remote. No provision is booked in the accounts at December 31, 2006.

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

Policy on Dividend Distributions

We have never paid dividends on Ordinary Shares and do not anticipate paying any cash dividends on the Ordinary Shares in the foreseeable future. Under English law, any payment of dividends would be subject to relevant legislation and our Articles of Association, which requires that all dividends must be approved by our board of directors and, in some cases, our shareholders, and may only be paid from our distributable profits available for the purpose, determined on an unconsolidated basis. See Item 19 “Additional Information — Memorandum and Articles of Association — Description of Ordinary Shares — Dividends.”

B.	Significant Changes

Except as otherwise disclosed in this annual report in regard to Prof. William Hall joining our Board of Directors on February 23, 2007 and Dr. John Climax joining our Board of Directors on March 20, 2006, no significant change has occurred during the calendar year 2006.

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

	US$	US$
	High	Low

Fiscal Year Ended
December 31, 2002	21.00	2.76
December 31, 2003	4.81	1.39
December 31, 2004	3.99	0.53
December 31, 2005	3.40	1.06
December 31, 2006	3.74	1.27
Fiscal Year Ended December 31, 2005
First Quarter	3.40	2.14
Second Quarter	2.36	1.06
Third Quarter	1.67	1.32
Fourth Quarter	1.45	1.07
Fiscal Year Ended December 31, 2006
First Quarter	3.74	1.27
Second Quarter	3.10	1.93
Third Quarter	2.96	2.23
Fourth Quarter	2.67	1.96
Quarter Ended March 31, 2006
September 2006	2.80	2.59
October 2006	2.67	2.22
November 2006	2.49	2.00
December 2006	2.35	1.96
January 2007	2.27	1.90
February 2007	1.90	1.74

On March 2, 2007, the closing price of our ADSs as reported on the Nasdaq Capital Market was U.S. $1.77 per ADS.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, which are evidenced by American Depositary Receipts, are traded on the Nasdaq Capital Market, the principal trading market for our securities, under the symbol “AMRN.” Each ADS represents one Ordinary Share. Our Ordinary Shares were admitted to trading on the AIM market of the London Stock Exchange under the symbol, “AMRN” and the IEX market of the Irish Stock Exchange, under the symbol “H2E”, in each case on July 17, 2006.

NASD Rule Election

Pursuant to NASD Rule 4350(a)(1) for Foreign Private Issuers, we have elected to follow the home country practice of the United Kingdom in lieu of the requirements of NASD Rules 4350(i)(D) and 4350(i)(1)(A). Under NASD 4350(i)(D), issuers are required to obtain shareholder approval prior to, interalia, the issuance of common stock at a price less than the greater of book or market value which together with sales by officers, directors or substantial shareholders of the company that equals 20% or more of the common stock or more of the voting power outstanding. Under NASD 4350(i)(1)(A), issuers are required to obtain shareholder approval prior to, interalia, when a stock option or purchase plan is established or materially amended or other equity compensation arrangement is made pursuant to which stock may be acquired by officers, directors, employees or consultants of the issuer, subject to certain exceptions. No requirements similar to those described in the preceding two sentences exist under the laws of England and Wales.

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

Compensation of Directors

Each director is to be paid a director’s fee at such rate as may from time to time be determined by the board of directors and which shall not exceed £500,000 (approximately USD$980,000 at year end exchange rates) in aggregate to all the directors per annum. Any director who, at our request, goes or resides abroad for any purposes or services which in the opinion of the board of directors go beyond the ordinary duties of a director, may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board of directors may determine.

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

Description of Ordinary Shares

Our authorized share capital is £100,000,000 divided into 1,559,144,066 Ordinary Shares and 440,855,934 Preference Shares of 5p each. In the following summary, a “shareholder” is the person registered in our register of members as the holder of the relevant securities. For those Ordinary Shares that have been deposited in our American Depositary Receipt facility pursuant to our deposit agreement with Citibank N.A., Citibank or its nominee is deemed the shareholder.

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

In a vote by a show of hands, every shareholder who is present in person at a general meeting has one vote. In a vote on a poll, every shareholder who is present in person or by proxy shall have one vote for every share of which they are registered as the holder. The quorum for a shareholders’ meeting is a minimum of two persons, present in person or by proxy. To the extent the articles of association provide for a vote by a show of hands in which each shareholder has one vote, this differs from U.S. law, under which each shareholder typically is entitled to one vote per share at all meetings.

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

Preference Shares

Currently, we have 440,855,934 Preference Shares of 5p each forming part of our authorized share capital but none of these preference shares is in issue. Pursuant to an authority given by the shareholders at the 2006 Annual General Meeting our board of directors has the authority, without further action by shareholders, to issue up to 440,855,934 preference shares of 5p in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preference shares, including dividend rights, conversion rights, voting rights, rights and terms of redemption, and liquidation preference, any or all of which may be greater than the rights of the ordinary shares. To date, our board of directors has not issued any such preference shares.

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

Our board of directors will fix the rights, preferences, privileges, qualifications and restrictions of the preference shares of each series that we sell under any prospectus and applicable prospectus supplements in the certificate of designation relating to that series. We will incorporate by reference into the registration statement of which this prospectus is a part the form of any certificate of designation that describes the terms of the series of preference shares we are offering before the issuance of the related series of preference shares. This description will include:

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

Pre-emptive Rights

English law provides that shareholders have pre-emptive rights to subscribe to any issuances of equity securities that are or will be paid wholly in cash. These rights may be waived by a special resolution of the shareholders, either generally or in specific instances, for a period not exceeding five years. This differs from U.S. law, under which shareholders generally do not have pre-emptive rights unless specifically granted in the certificate of incorporation or otherwise. Pursuant to resolutions passed at our annual general meeting on July 27, 2006, our directors are duly authorized during the period ending on July 27, 2011 to exercise all of our powers to allot our securities and to make any offer or agreement which would or might require such securities to be allotted after that date. The aggregate nominal amount of the relevant securities that may be allotted under the authority cannot exceed £94,696,099 (equivalent to 1,453,066,047 Ordinary Shares and 440,855,934 preference shares). Under these resolutions we are empowered to allot equity securities as if English statutory pre-emption rights did not apply to such issuance and, therefore, without first offering equity securities to our existing shareholders.

Redemption Provisions

Subject to the Companies Act 1985 and with the sanction of a special resolution, shares in us may be issued with terms that provide for mandatory or optional redemption. The terms and manner of redemption would be provided for by the alteration of our articles of association.

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

Limitations on Ownership

There are currently no U.K. foreign exchange controls on the payment of dividends on our Ordinary Shares or the conduct of our operations. There are no restrictions under our memorandum and articles of association or under English law that limit the right of non-resident or foreign owners to hold or vote our Ordinary Shares, Preference Shares or ADSs.

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

In addition, Section 212 of the Companies Act of 1985 gives us the authority to require certain disclosure regarding an equity interest if we know, or have reasonable cause to believe, that the shareholder is interested or has within the previous three years been interested in our share capital. Failure to supply the information required may lead to disenfranchisement under our articles of association of the relevant shares and a prohibition on their transfer and on dividend or other payments. Under the deposit agreement with Citibank pursuant to which the ADRs have been issued, a failure to provide certain information pursuant to a similar request may result in the forfeiture by the holder of the ADRs of rights to direct the voting of the Ordinary Shares underlying the ADSs and to exercise certain other rights with respect to the Ordinary Shares. The foregoing provisions differ from U.S. law, which typically does not impose disclosure requirements on shareholders.

Directors’ Indemnification

A special resolution was passed at the 2006 Annual General Meeting to adopt new Articles of Association amended to give effect to the U.K. Companies (Audit, Investigations and Community Enterprise) Act 2004 (the “2004 Act”), pursuant to which companies can take advantage of a specific exemption to indemnify directors against liabilities to third parties, and can pay directors’ costs of defence proceedings as they are incurred (subject to an obligation to repay if the defence is not successful). This was to address concerns that directors of companies whose shares are admitted on the securities markets of the United States (including NASDAQ) may face class actions in the United States and to help alleviate (at least in the short term) the cost to directors of court proceedings in the United States pursuant to the 2004 Act.

Companies can obtain liability insurance for directors and can also pay directors’ legal costs if they are successful in defending legal proceedings.

Accordingly, our board of directors has taken a decision that Amarin should so indemnify our directors and officers and Amarin has entered into forms of indemnity with our directors and officers which comply with the 2004 Act. In addition, Amarin carries liability insurance for our directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Group pursuant to the charter provision, by-law, contract, arrangements, statute or otherwise, the Group acknowledges that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

C.	Material Contracts

We are party to date, the following material contracts outside of the ordinary course of business. Copies of these agreements are filed as exhibits to this annual report.

•	Clinical Supply Agreement between Laxdale and Nisshin Flour Milling Co., Limited dated October 27, 1999 relating to the supply of ethyl-eicosapentaenoate (ethyl-EPA) by Nisshin to Laxdale whereby Nisshin are obliged to supply all Laxdale’s requirements of ethyl-EPA to Laxdale for clinical supply to be used in clinical trials.

•	License and distribution agreement dated March 26, 2003 between Laxdale and SCIL Biomedicals GMBH providing for a license to SCIL of the right to market, distribute and sell products on an exclusive basis in Germany, France, Austria, Luxembourg, Netherlands and Belgium utilizing our intellectual property in the pharmaceutical field of Huntington’s disease and certain smaller indications known as ataxias for a period of 10 years from the date of agreement or, if later, until the expiration of patent protection or orphan drug status, subject to the licensee’s attainment of specified minimum sales targets.

•	License agreement dated July 21, 2003 between Laxdale and an undisclosed third party providing for a license to such undisclosed third party of the right to develop, use, offer to sell, sell and distribute products on an exclusive basis in Japan utilizing our intellectual property in the pharmaceutical fields of Huntington’s disease, depression, schizophrenia, dementia and certain smaller indications (by patient population) including the ataxias, for a period of 10 years from the date of first commercial sale or if later, until patent protection expires.

•	License and distribution agreement dated December 9, 2002 between Laxdale and Juste S.A.Q.F providing for a license to Juste of the right to market, distribute and sell products on an exclusive basis in Spain and Portugal utilizing our intellectual property in the pharmaceutical field of Huntington’s disease and certain smaller indications known as ataxias for a period of 10 years from the date of the agreement or, if later, until the expiration of patent protection or orphan drug status, subject to the licensee’s attainment of specified minimum sales targets.

•	License and distribution agreement dated December 12, 2003 between Laxdale and Link Pharmaceuticals Limited providing for a license to Link of the right to market, distribute and sell products on an exclusive basis in the United Kingdom and the Republic of Ireland utilizing our intellectual property in the pharmaceutical field of Huntington’s disease and certain smaller indications known as ataxias for a period of 10 years from the date of agreement or, if later, until the expiration of patent protection or orphan drug status, subject to the licensee’s attainment of specified minimum sales targets.

•	Asset Purchase Agreement dated February 11, 2004 with Valeant Pharmaceuticals International, and Amendment No.1 thereto dated February 25, 2004, which together provide for the sale to Valeant of our U.S. subsidiary, Amarin Pharmaceuticals, Inc., and our rights to Permax, Zelapar and the primary care portfolio at a purchase price of $38 million paid at closing and $8 million in contingent milestone payments.

•	In connection with the Asset Purchase Agreement with Valeant, Amarin entered into a Development Agreement dated February 25, 2004 pursuant to which Amarin is responsible for the implementation of certain clinical studies relating to Zelapar. Amarin is not required to incur more than an aggregate of $2.5 million in costs in performing its obligations under this agreement, and Valeant Pharmaceuticals International has agreed to pay all costs and expenses incurred by Amarin thereunder in excess of $2.5 million. The obligation to pay $2.5 million in costs was fulfilled by Amarin during 2004 and Amarin will not incur any more costs relating to the development of Zelapar.

•	Settlement Agreement dated February 25, 2004, with Elan and certain affiliates thereof, providing for the restructuring of all of Amarin’s outstanding obligations to Elan. In connection with the Settlement Agreement, Amarin issued loan notes in the aggregate principal amount of $5 million, bearing interest at 8% per annum with a maturity date of February 25, 2009. Also in connection with the Settlement Agreement, Amarin issued a warrant exercisable for 500,000 Ordinary Shares. See Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions”.

•	Inventory Buy Back Agreement dated March 18, 2004 between the Group and Swiftwater Group plc, pursuant to which Swiftwater agreed to assist the Group in effecting the repurchase of product inventory as required pursuant to the Asset Purchase Agreement with Valeant Pharmaceuticals International. Swiftwater’s fee for such services is payable by Valeant. Pursuant to this agreement, we funded the purchase and subsequent destruction of $9.3 million in value of product inventory. Amarin has performed all its obligations under this agreement.

•	Settlement agreement dated September 27, 2004 between the Group and Valeant Pharmaceuticals International (“Valeant”) in respect of the full and final settlement of a contractual dispute as between Valeant and Amarin arising out of the purchase by Valeant of API. Pursuant to this settlement agreement we agreed to forgo part of the contingent milestones payable by Valeant to Amarin due under the asset purchase agreement for the API transaction, namely the entire $5.0 million contingent milestone payable on FDA approval of Zelapar and $1.0 million of the $3.0 million contingent milestone previously due when the remaining safety studies are successfully completed. Also, Valeant has agreed that Amarin is no longer required to purchase $414,000 of further inventory from wholesalers and that the remaining $2.0 million contingent milestone previously due when the remaining Zelapar safety studies were successfully completed would be paid on November 30, 2004 without any such contingency.

•	Form of Subscription Agreement, dated as of October 7, 2004 by and among the Group and the Purchasers named therein. The Group entered into 14 separate Subscription Agreements on October 7, 2004 all substantially similar in form and content to this form of Subscription Agreement and in total issued 13,474,945 Ordinary Shares to accredited investors consisting of new and existing shareholders and management. The purchase price was $0.947 per share based on the average closing price of our ADSs on the Nasdaq SmallCap Market for the ten trading days ended October 6, 2004; however, management investors paid a purchase price of $1.04 per share based on the average closing price of our ADSs on the Nasdaq SmallCap Market for the five trading days ended October 6, 2004.

•	Form of Registration Rights Agreement, dated as of October 7, 2004 between the Group and the Purchasers named therein. We entered into 14 separate Registration Rights Agreements on October 7, 2004 all substantially similar in form and content to this form of Registration Rights Agreement. Pursuant to such Registration Rights Agreements, the Group agreed to use commercially reasonable efforts to file a registration statement with respect to the securities purchased in the offering on Form F-3 within 60 days of October 7, 2004 and to use commercially reasonable efforts to cause the registration statement to be declared effective and to remain effective for a period ending with the first to occur of (i) the sale of all securities covered by the registration statement and (ii) March 30, 2006.

•	Share Purchase Agreement dated October 8, 2004 between the Group, Vida Capital Partners Limited and the Vendors named therein relating to the entire issued share capital of Laxdale Limited. The purchase price for the acquisition of Laxdale comprised an initial consideration of 3.5 million ADSs representing 3.5 million Ordinary Shares and certain success based milestone payments payable on a pro rata basis to the shareholders of Laxdale as follows:

•	On receipt of a marketing approval in each of the U.S. and/or Europe for the first indication of any product containing Laxdale intellectual property, we must make a stock or cash payment (at each of the former Laxdale shareholder’s sole option) of GBP£7.5 million for each of such two potential market approvals (i.e. GBP£15.0 million maximum); and

•	On receipt of a marketing approval in each of the U.S. and/or Europe for any other product using Laxdale intellectual property or for a different indication of a previously approved product, Amarin must make a stock or cash payment (at each of the former Laxdale shareholder’s sole option) of GBP £5.0 million for each of such two potential market approvals (i.e. GBP £10.0 million maximum).

•	Exclusive License Agreement dated October 8, 2004 between Laxdale and Scarista Limited which provides Laxdale with re-negotiated rights to specified intellectual property covering the United States, Canada, the European Union and Japan. Scarista has granted a license to Laxdale pursuant to which Laxdale has the exclusive right to use certain of Scarista’s intellectual property (including intellectual property for the use of Miraxion in drug-resistant depression) within a field of use encompassing all psychiatric and central nervous system disorders, and within the territories of the United States, Canada, the European Union and Japan. As part of such re-negotiation Scarista is entitled to receive reduced royalty payments of 5% (reduced from 15%) on all net sales by Laxdale of products utilizing such Scarista intellectual property and certain of Laxdale’s intellectual property (which intellectual property had been transferred to Laxdale by Scarista in March, 2000). In consideration of Scarista entering into this agreement and the reduction of Scarista’s royalty from 15% to 5%, Laxdale has paid a signing fee of £500,000 ($891,000) to Scarista. The Scarista intellectual property licensed to Laxdale is material to our development efforts with respect to Miraxion. Royalties are payable until the latest to occur of (i) the expiration of the last patent relating to any product using the licensed technology, (ii) the expiration of regulatory exclusivity with respect to any product using the licensed technology or (iii) the date on which the licensed technology ceases to be secret and substantial in a given territory. Upon the termination of royalty payment obligations with respect to any product, the licensee will thereafter have a fully paid up, royalty free, non-exclusive license to continue using the licensed technology in respect of such product.

•	Exclusive License Agreement dated October 8, 2004 between Laxdale and Scarista Limited whereby Laxdale has granted a license to Scarista pursuant to which Scarista has the exclusive right to use certain of Laxdale’s intellectual property (including intellectual property for the use of Miraxion in Huntington’s disease) within a field of use encompassing all psychiatric and central nervous system disorders, and on a worldwide basis in all territories other than the United States, Canada, the European Union and Japan. Laxdale is entitled to receive royalty payments of 5% on all net sales by Scarista or its licensees of products utilizing such Laxdale intellectual property. Royalties are payable until the latest to occur of (i) the expiration of the last patent relating to any product using the licensed technology, (ii) the expiration of regulatory exclusivity with respect to any product using the licensed technology or (iii) the date on which the licensed technology ceases to be secret and substantial in a given territory. Upon the termination of royalty payment obligations with respect to any product, the licensee will thereafter have a fully paid up, royalty free, non-exclusive license to continue using the licensed technology in respect of such product.

•	Escrow Agreement dated October 8, 2004 among the Group, Belsay Limited and Simcocks Trust Limited as escrow agent. Under the Share Purchase Agreement between the Group, Vida Partners Limited and the Vendors named therein, the Group has received warranties from the main selling shareholder of Laxdale, Belsay Limited, enforceable for a period of 15 months following closing the transaction (“the warranty period”). The liability of Belsay Limited under the warranties is secured by an arrangement whereby the Seller’s Consideration Shares issued by the Group to Belsay (comprising 75% of the consideration shares) are placed in escrow. The Escrow Agreement permits Belsay to make limited sales of its shares.

•	Loan Note Redemption Agreement dated October 14, 2004 between Amarin Investment Holding Limited and the Group. Pursuant to this agreement $3.0 million in aggregate principal amount of the loan notes held by Amarin Investment Holding Limited (an entity controlled by our Chairman Mr. Thomas Lynch) were converted into Ordinary Shares at $1.04 per share and, subject to the review of Amarin’s audit committee and approval of Amarin’s Board of Directors, and at Amarin Investment Holding Limited’s option, Amarin

Investment Holding Limited may procure that the remaining $2.0 million in aggregate principal amount of the Loan Notes can be converted into Ordinary Shares at the offering price of any future equity financing.

•	Clinical Trial Agreement dated March 18, 2005 between Amarin Neuroscience Limited and the University of Rochester. Pursuant to this agreement the University is obliged to carry out or to facilitate the carrying out of a clinical trial research study set forth in a research protocol on Miraxion in patients with Huntington’s disease.

•	Loan Note Redemption Agreement dated May, 2005 between Amarin Investment Holding Limited and the Group. Pursuant to this agreement $2.0 million in aggregate principal amount of the loan notes held by Amarin Investment Holding Limited (an entity controlled by our Chairman Mr. Thomas Lynch) were converted into Ordinary Shares at $1.30 per share.

•	Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited. Pursuant to this agreement Amarin Neuroscience Limited appointed Icon Clinical Research Limited as its clinical research organization for the European arm of the Phase III clinical trials relating to the use of Miraxion in Huntington’s disease.

•	Securities Purchase Agreement dated December 16, 2005 between, by and among the Group and the Purchasers named therein. We entered into 44 separate Securities Purchase Agreements on December 16, 2005 and in total issued 26,100,098 ordinary shares to accredited investors and management. The purchase price was $1.01 per ordinary share.

•	License Agreement dated December 31, 2005 between Amarin Neuroscience Limited and Multicell Technologies, Inc. Pursuant to this agreement Amarin Neuroscience Limited licensed to Multicell exclusive, worldwide rights of LAX-202 for the treatment of fatigue in patients suffering from multiple sclerosis (MS).

•	Consultancy Agreement dated March 29, 2006 between Amarin Corporation plc and Dalriada Limited. Under the Consultancy Agreement, the Group will pay Dalriada Limited a fee of £240,000 per annum for the provision of the consultancy services. Dalriada Limited is owned by a family trust, the beneficiaries of which include Mr. Thomas Lynch and family members.

•	Employment Agreement with Richard Stewart, dated November 23, 1998 and deed of variation dated April 5, 2004.

•	Employment Agreement with Alan Cooke, dated May 12, 2004 and amended September 1, 2005.

•	Clinical Supply Extension Agreement dated December 13, 2005 to Agreement between Amarin Pharmaceuticals Ireland Limited and Amarin Neuroscience Limited and Nisshin Flour Milling Co.

•	Securities Purchase Agreement dated May 20, 2005 between the Company and the purchasers named therein. The Company entered into 34 separate Securities Purchase Agreements on May 18, 2005 and in total issued 13,677,110 ordinary shares to management, institutional and accredited investors. The purchase price was $1.30 per ordinary share.

•	Securities Purchase Agreement dated January 23, 2006 between the Company and the purchasers named therein. The Company entered into 2 separate Securities Purchase Agreements on January 23, 2006 and in total issued 840,000 ordinary shares to accredited investors. The purchase price was $2.50 per ordinary share.

•	Assignment Agreement dated May 17, 2006 between Amarin Pharmaceuticals Ireland Limited and Dr Anthony Clarke. Pursuant to this agreement, Amarin Pharmaceuticals Ireland Limited acquired the global rights to a novel oral formulation of Apomorphine for the treatment of “off” episodes in patients with advanced Parkinson’s disease.

•	Lease Agreement dated July 4, 2006 between Amarin Neuroscience Limited and Magdalen Development Company Limited and Prudential Development Management Limited. Pursuant to this agreement, Amarin Neuroscience Limited took a lease of a premises at the South West Wing First Floor Office Suite, The Magdalen Centre North, The Oxford Science Park, Oxford, England.

•	Securities Purchase Agreement dated October 18, 2006 between the Company and the purchasers named therein. The Company entered into 32 separate Securities Purchase Agreements on October 18, 2006 and in total issued 8,965,600 ordinary shares to institutional and accredited investors. The purchase price was $2.09 per ordinary share.

•	First Amendment Letter dated October 26, 2006 to License Agreement dated December 31, 2005 between Amarin Neuroscience Limited and Multicell Technologies, Inc.

•	Master Services Agreement dated November 15, 2006 between Amarin Pharmaceuticals Ireland Limited and Icon Clinical Research (U.K.) Limited. Pursuant to this agreement, Icon Clinical Research (U.K.) Limited agreed to provide due diligence services to Amarin Pharmaceuticals Ireland Limited on ongoing licensing opportunities on an ongoing basis.

•	Amendment dated December 8, 2006 to Clinical Trial Agreement dated March 18, 2005 between Amarin Neuroscience Limited and the University of Rochester.

•	Lease Agreement dated January 22, 2007 between the Company, Amarin Pharmaceuticals Ireland Limited and Mr. David Colgan, Mr. Philip Monaghan, Mr. Finian McDonnell and Mr. Patrick Ryan. Pursuant to this agreement, Amarin Pharmaceuticals Ireland Limited took a lease of a premises at The First Floor, Block 3, The Oval, Shelbourne Road, Dublin 4.

•	Amendment (Change Order Number 4), dated February 15, 2007 to Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited. Pursuant to this agreement, Icon Clinical Research Limited agreed to conduct for Amarin Neuroscience Limited a one year E.U. open label follow-up study to the existing Phase III study in Huntington’s Disease.

•	Employment Agreement Amendment with Alan Cooke, dated February 21, 2007.

•	Employment Agreement Amendment with Richard Stewart, dated February 26, 2007.

•	Amendment (Change Order Number 3), dated March 1, 2007 to Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited. Pursuant to this agreement, Icon Clinical Research Limited agreed to increase the patient numbers to 290 patients from 240 patients (pursuant to the original services agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited).

D.	Exchange Controls

There are currently no English laws, decrees, regulations or other legislation that may affect the export or import of capital, including the availability of cash and cash equivalents for use by the Group, or that affect the remittance of dividends, interest or other payments to non-U.K. resident holders of Ordinary Shares or ADSs.

E.	Taxation

U.K. Tax Matters

The following statements are intended only as a general guide to the U.K. tax consequences of the acquisition, ownership and disposition of our Ordinary Shares including shares represented by ADSs evidenced by American Depositary Receipts. This summary applies to you only if you are a beneficial owner of Ordinary Shares or ADSs and you are:

•	an individual citizen or resident of the US;

•	a corporation organized under the laws of the U.S. or any state thereof or the District of Columbia; or

•	otherwise subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares or ADSs.

This summary applies only to holders who will hold our Ordinary Shares or ADSs as capital assets. This summary is based:

•	upon current U.K. tax law and Revenue and Customs practice and which may be subject to change, perhaps with retroactive effect; and

•	in part upon representations of Citibank, N.A., as depositary, and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement between us and Citibank and any related agreement will be performed in accordance with its respective terms.

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

In addition, the following summary of U.K. tax considerations does not, except where indicated otherwise, apply to you if:

•	you are resident or, in the case of an individual, ordinarily resident in the U.K. for U.K. tax purposes;

•	your holding of ADSs or shares is effectively connected with a permanent establishment in the U.K. through which you carry on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein; or

•	you are a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of our issued voting share capital.

You should consult your own tax advisers as to the particular tax consequences to you under U.K. , U.S. federal, state and local and other foreign laws, of the acquisition, ownership and disposition of ADSs or Ordinary Shares.

Taxation of Dividends and Distributions

Under current U.K. taxation legislation, no tax will be withheld by us at source from cash dividend payments. A holder of Ordinary Shares or ADSs should consult his own tax adviser concerning his tax liabilities on dividends received from us.

U.K. Taxation of Capital Gains

You will not ordinarily be liable for U.K. tax on capital gains realized on the disposal of Ordinary Shares or ADSs, unless, at the time of the disposal, you carry on a trade, including a profession or vocation, in the U.K. through a branch or agency and those Ordinary Shares or ADSs are, or have been, held or acquired for the purposes of that trade or branch or agency.

A holder of Ordinary Shares or ADSs who is an individual and who has on or after March 17, 1998 ceased to be resident or ordinarily resident for tax purposes in the U.K. , but who again becomes resident or ordinarily resident in the U.K. within a period of less than five years and who disposes of Ordinary Shares or ADSs during that period may also be subject to U.K. tax on capital gains, notwithstanding that he is not resident or ordinarily resident in the U.K. at the time of the disposal.

Certain disposals of assets (which could include our Ordinary Shares and ADSs) will give rise to chargeable gains that are to be included in the computation of the profits of a non-U.K. resident company. The provisions will only apply where the disposal is made while the non-U.K. resident company is carrying on a trade in the U.K. through a “permanent establishment”.

U.K. Inheritance Tax

Ordinary Shares or ADSs beneficially owned by an individual may be subject to U.K. inheritance tax on the death of the individual or, in some circumstances, if the Ordinary Shares or ADSs are the subject of a gift, including a transfer at less than full market value, by that individual (and particular rules apply to gifts where the donor reserves or retains some benefit). Inheritance tax is not generally chargeable on gifts to individuals or on some types of settlement made more than seven years before the death of the donor. Special rules apply to close companies and to trustees of settlement who hold Ordinary Shares or ADSs. Holders of Ordinary Shares or ADSs should consult an appropriate professional adviser if they make a gift of any kind or intend to hold any Ordinary Shares or ADSs through trust arrangements.

U.K. Stamp Duty and Stamp Duty Reserve Tax

U.K. stamp duty will (subject to specific exceptions) be payable at the rate of 1.5% (rounded up to the nearest £5) of the value of shares in registered form on any instrument pursuant to which shares are transferred:

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

No U.K. stamp duty will be payable on the acquisition of any ADS or on any subsequent transfer of an ADS, provided that the transfer and any subsequent instrument of transfer remains at all times outside the U.K. and that the instrument of transfer is not executed in or brought into the U.K. and the transfer does not relate to any matter or thing to be done in the U.K. . An agreement to transfer an ADS will not give rise to stamp duty reserve tax.

Subject to some exceptions, a transfer or sale of Ordinary Shares in registered form will attract ad valorem U.K. stamp duty at the rate of 0.5% (rounded up to the nearest £5) of the dutiable amount, usually the cash consideration for the transfer. Generally, ad valorem stamp duty applies neither to gifts nor on a transfer from a nominee to the beneficial owner, although in cases of transfers where no ad valorem stamp duty arises, a fixed U.K. stamp duty of £5 may be payable. Stamp duty reserve tax at a rate of 0.5% of the amount or value of the consideration for the transfer may be payable on an unconditional agreement to transfer shares. If, within six years of the date of such agreement, an instrument transferring the shares is executed and stamped, any stamp duty reserve tax paid may be repaid or, if it has not been paid, the liability to pay such tax, but not necessarily interest and penalties, would be cancelled. Stamp duty reserve tax is chargeable whether such agreement is made or effected in the U.K. or elsewhere and whether or not any party is resident or situated in any part of the U.K. .

The statements in this paragraph headed “U.K. Stamp Duty and Stamp Duty Reserve Tax” summarize the current position and are intended as a general guide only. Special rules apply to agreements made by, amongst others, intermediaries, market makers, brokers, dealers and persons connected with depositary arrangements and clearance services and certain categories of person may be liable to stamp duty or stamp duty reserve tax at higher rates or may, although not primarily liable for the duty or tax, be required to notify and account for it under the U.K. Stamp Duty Reserve Tax Regulations 1996.

Certain U.S. Federal Income Tax Considerations

Subject to the limitations described below, the following generally summarizes certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the acquisition, ownership and disposition of Ordinary Shares. U.S. Holders of ADSs will be treated for U.S. federal income tax purposes as owners of the

Ordinary Shares underlying the ADSs. Accordingly, except as noted, the U.S. federal income tax consequences discussed below apply equally to U.S. Holders of ADSs and Ordinary Shares. This discussion is limited to U.S. Holders who are beneficial owners of the Ordinary Shares, and who hold their Ordinary Shares as capital assets, within the meaning of the U.S. Internal Revenue Code of 1986, as amended, which we may refer to as the “Code”. For purposes of this summary, a “U.S. Holder” is a beneficial owner of Ordinary Shares that does not maintain a “permanent establishment” or “fixed base” in the U.K. , as such terms are defined in the double taxation convention between the U.S. and U.K. and that is, for U.S. federal income tax purposes,

•	a citizen or resident of the US;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S. or of any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Ordinary Shares, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships and partners in such partnerships should consult their tax advisers about the U.S. federal income tax consequences of owning and disposing of Ordinary Shares.

This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to each U.S. Holder’s decision in regard to the Ordinary Shares. This discussion also does not address any aspect of U.S. federal gift or estate tax, or any state, local or non-U.S. tax laws. Prospective owners of Ordinary Shares who are U.S. Holders are advised to consult their own tax advisers with respect to the U.S. federal, state and local tax consequences, as well as to non-U.S. tax consequences, of the acquisition, ownership and disposition of the Ordinary Shares applicable to their particular tax situations.

This discussion is based on current provisions of the Code, current and proposed U.S. treasury regulations promulgated thereunder, the double taxation convention between the U.S. and U.K. entered into force on March 31, 2003 and administrative and judicial decisions, each as of the date hereof, all of which are subject to change or differing interpretation, possibly on a retroactive basis. The new convention replaces the double taxation convention between the U.S. and the U.K. entered into force on April 24, 1980. The new convention is effective, in respect of taxes withheld at source, for amounts paid or credited on or after May 1, 2003. Other provisions of the new convention will take effect on certain other dates. A U.S. Holder would, however, be entitled to elect to have the old convention apply in its entirety for a period of twelve months after the effective dates of the new convention. The following discussion assumes that U.S. holders are residents of the U.S. for purposes of both the old convention and the new convention and are entitled to the benefits of these conventions.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder based on such Holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax nor does it address the tax treatment of shareholders, partners or beneficiaries of a holder of Ordinary Shares. In addition, this discussion does not address the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including broker-dealers, including dealers in securities or currencies; insurance companies; taxpayers that have elected mark-to-market accounting; tax-exempt organizations; financial institutions or “financial services entities”; taxpayers who hold Ordinary Shares as part of a straddle, hedge or conversion transaction; U.S. Holders owning directly, indirectly or by attribution at least 10% of our voting power; taxpayers whose functional currency is not the U.S. Dollar; certain expatriates or former long-term residents of the US; and taxpayers who acquired their Ordinary Shares as compensation.

You should consult your own tax advisers as to the particular tax consequences to you under U.K. , U.S. federal, state and local and other foreign laws, of the acquisition, ownership and disposition of ADSs or Ordinary Shares.

Taxation of Dividends

General

Subject to the passive foreign investment company rules discussed below, the amount of any distributions (including, provided certain elections are made, as discussed in “— U.K. Withholding Tax/Foreign Tax Credits” below, the full tax credit amount deemed received) paid out of current and/or accumulated earnings and profits, as determined under U.S. tax principles, will be included in the gross income of a U.S. Holder on the day such distributions are actually or constructively received and will be characterized as ordinary income for U.S. federal income tax purposes. Dividends are subject to taxation at a reduced rate of 15% provided that the individual has held the shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, that the issuer is a “qualified foreign corporation” and that certain other conditions are met. A company is a “qualified foreign corporation” if the shares on which the dividend is paid (or ADRs in respect of such shares) are listed on certain securities markets including Nasdaq Stock Market, or if the corporation is eligible for the benefits of a tax treaty determined to be satisfactory by the U.S. Secretary of the Treasury. The income tax treaty between the U.S. and the United Kingdom has been designated as satisfactory for such purpose.

To the extent that a dividend distribution exceeds our current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of a U.S. Holder’s adjusted basis in the Ordinary Shares, and thereafter as capital gain. We do not currently maintain calculations of our earnings and profits under U.S. tax principles. Dividends paid by us to corporate U.S. Holders will not be eligible for the dividends-received deduction that might otherwise be available if such dividends were paid by a U.S. corporation.

Foreign Currency Considerations

Distributions paid by us in pounds sterling will be included in a U.S. Holder’s income when the distribution is actually or constructively received by the U.S. Holder. The amount of the dividend distribution includible in the income of a U.S. Holder will be the U.S. Dollar value of the pounds sterling, determined by the spot rate of exchange on the date when the distribution is actually or constructively received by the U.S. Holder, regardless of whether the pounds sterling are actually converted into U.S. Dollars at such time. If the pounds sterling received as a dividend distribution are not converted into U.S. Dollars on the date of receipt, then a U.S. Holder may realize exchange gain or loss on a subsequent conversion of such pounds sterling into U.S. Dollars. The amount of any gain or loss realized in connection with a subsequent conversion will be treated as ordinary income or loss and generally will be treated as US-source income or loss for foreign tax credit purposes.

U.K. Withholding Tax/Foreign Tax Credits

A U.S. Holder that elects to receive benefits under the old convention is, in principle, entitled to claim a refund from the Revenue and Customs for (i) the amount of the tax credit that a U.K. resident individual would be entitled to receive with respect to a dividend payment, which we refer to as the “Tax Credit Amount”, reduced by (ii) the amount of U.K. withholding tax, which we refer to as “U.K. Notional Withholding Tax”, imposed on such dividend payment under the old convention. The Tax Credit Amount will equal that amount of U.K. Notional Withholding Tax imposed on dividends paid by us, therefore, no such refund is available. However, a U.S. Holder may be entitled to claim a foreign tax credit for the amount of U.K. Notional Withholding Tax associated with a dividend paid by us by filing a Form 8833 in accordance with U.S. Revenue Procedure 2000-13. U.S. Holders that file Form 8833 will be treated as receiving an additional dividend from us equal to the Tax Credit Amount (unreduced by the U.K. Notional Withholding Tax), which additional dividend must be included in the U.S. Holder’s gross income, and will be treated as having paid the applicable U.K. Notional Withholding Tax due under the old convention. For purposes of calculating the foreign tax credit, dividends paid on the Ordinary Shares will be treated as non-U.S. source income and generally will constitute “passive income” or, in the case of certain U.S. Holders, “financial services income.” In lieu of claiming a foreign tax credit, a U.S. Holder may be eligible to claim a deduction for foreign taxes paid in a taxable year. However, a deduction generally does not reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis like a tax credit.

Under the new convention, the Tax Credit Amount and U.K. Notional Withholding Tax described above will no longer apply to U.S. Holders. The U.K. does not currently apply a withholding tax on dividends under its internal tax laws. Were such withholding imposed in the U.K. , as permitted under the new convention, the U.K. generally will be entitled to impose a withholding tax at a rate of 15% on dividends paid to U.S. Holders. A U.S. Holder who is subject to such withholding should be entitled to a credit for such withholding, subject to applicable limitations, against such U.S. Holder’s U.S. federal income tax liability.

The rules relating to foreign tax credits are complex and U.S. Holders are urged to consult their tax advisers to determine whether and to what extent a foreign tax credit might be available in connection with dividends paid on the Ordinary Shares.

Taxation of the Sale or Exchange of Ordinary Shares; Surrender of ADSs for Ordinary Shares

Subject to the passive foreign investment company rules described below, a U.S. Holder generally will recognize capital gain or loss on the sale or exchange of the Ordinary Shares in an amount equal to the difference between the amount realized in such sale or exchange and the U.S. Holder’s adjusted tax basis in such Shares. Such capital gain or loss will be long-term capital gain or loss if a U.S. Holder has held the Ordinary Shares for more than one year and generally will be US-source income for foreign tax credit purposes. Long-term capital gains realized by an individual U.S. Holder on a sale or exchange of Ordinary Shares are generally subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

A U.S. Holder that receives foreign currency upon the sale or exchange of the Ordinary Shares generally will realize an amount equal to the U.S. Dollar value of the foreign currency on the date of sale (or, if Ordinary Shares are traded on an established securities market, in the case of cash basis tax payers and electing accrual basis tax payers, the settlement date). A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. Dollar amount realized. Any gain or loss realized by a U.S. Holder on a subsequent conversion or other disposition of foreign currency will be ordinary income or loss and will generally be US-source income for foreign tax credit purposes.

The surrender of ADSs for the underlying Ordinary Shares will not be a taxable event for U.S. federal income tax purposes and U.S. Holders will not recognize any gain or loss upon such an exchange.

PFIC Rules

Certain adverse U.S. tax consequences apply to a U.S. shareholder in a company that is classified as a passive foreign investment company, which is referred to herein as a PFIC. We will be classified as a PFIC in a particular taxable year if either (i) 75% or more of our gross income is passive income; or (ii) the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50%. Cash balances, even if held as working capital, are considered to be passive.

Because we will receive interest income and may receive royalties, we may be classified as a PFIC under the income test described above. In addition, as a result of our cash position, we may be classified as a PFIC under the asset test.

If we were a PFIC in any year during which a U.S. Holder owned Ordinary Shares, the U.S. Holder would generally be subject to special rules (regardless of whether we continued to be a PFIC) with respect to (i) any “excess distribution” (generally, distributions received by the U.S. Holder in a taxable year in excess of 125% of the average annual distributions received by such Holder in the three preceding taxable years, or, if shorter, such Holder’s holding period) and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under these rules:

•	the excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period;

•	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC would be taxed as ordinary income; and

•	the amount allocated to each of the prior taxable years would be subject to tax at the highest rate of tax in effect for the taxpayer for that year and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such prior taxable year.

U.S. Holders who own ADSs (but not Ordinary Shares) generally should be able to avoid the interest charge described above by making a mark to market election with respect to such ADSs, provided that the ADSs are “marketable.” The ADSs are marketable if they are regularly traded on certain U.S. stock exchanges, or on a foreign stock exchange if:

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

For purposes of these regulations, the ADSs will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least fifteen days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. If a U.S. Holder makes a mark-to-market election, it will be required to include as ordinary income the excess of the fair market value of such ADSs at year-end over its basis in those ADSs. In addition, any gain it recognizes upon the sale of such ADSs will be taxed as ordinary income in the year of sale. U.S. Holders should consult their tax advisers regarding the availability of the mark to market election.

A U.S. Holder of an interest in a PFIC can sometimes avoid the interest charge described above by making a “qualified electing fund” or “QEF” election to be taxed currently on its share of the PFIC’s undistributed ordinary income. Such election must be based on information concerning the PFIC’s earnings provided by the relevant PFIC to investors on an annual basis. We will make such information available to U.S. Holders upon request, and consequently U.S. Holders will be able to make a QEF election.

U.S. Holders should consult their tax advisers regarding the U.S. federal income tax considerations discussed above and the desirability of making a mark-to market election.

U.S. Backup Withholding and Information Reporting Requirements

Dividend payments made with respect to the Ordinary Shares, and proceeds received in connection with the sale or exchange of Ordinary Shares may be subject to information reporting to the IRS and backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if a U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates such fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable backup withholding rules. Persons required to establish their exempt status generally must provide certification on IRS Form W-9 or Form W-8BEN (as applicable). Amounts held as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

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

We provide Citibank N.A., as depositary under the deposit agreement between us, the depositary and registered holders of the American Depositary Receipts evidencing ADSs, with annual reports, including a review of operations, and annual audited consolidated financial statements prepared in conformity with U.K. GAAP, together with a reconciliation of net income/(loss) and total shareholders’ equity to U.S. GAAP . Upon receipt of these reports, the depositary is obligated to promptly mail them to all record holders of ADSs. We also furnish to the depositary all notices of meetings of holders of Ordinary Shares and other reports and communications that are made generally available to holders of Ordinary Shares. The depositary undertakes to mail to all holders of ADSs a notice containing the information contained in any notice of a shareholders’ meeting received by the depositary, or a summary of such information. The depositary also undertakes to make available to all holders of ADSs such notices and all other reports and communications received by the depositary in the same manner as we make them available to holders of Ordinary Shares.

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

Foreign Exchange Rate Risks

We record our transactions and prepare our financial statements in U.S. dollars. Since our strategy involves the development of products for the U.S. market, a significant part of our clinical trial expenditures are denominated in U.S. dollars and we anticipate that the majority of our future revenues will be denominated in U.S. dollars. However, a significant portion of our costs are denominated in pounds sterling and euro as a result of our conducting activities in the United Kingdom and the European Union. As a consequence, the results reported in our financial statements are potentially subject to the impact of currency fluctuations between the U.S. dollar, pounds sterling and euro. We are focused on development activities and do not anticipate generating on-going revenues in the short-term. Accordingly, we do not engage in significant currency hedging activities in order to restrict the risk of exchange rate fluctuations. However, if we should commence commercializing any products in the U.S., changes in the relation of the U.S. dollar to the pound sterling and/or the euro may affect our revenues and operating margins. In general, we could incur losses if the U.S. dollar should become devalued relative to the pound sterling and/or the euro. We manage foreign exchange risk by holding our cash in the currencies in which we expect to incur future cash outflows.

Interest Rate Risk

We have no loans at December 31, 2006 and thus not subject to market risk. Accordingly, we do not hedge any of our interest rate risks.

Item 12	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15	Controls and Procedures

A.	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective. There were no changes in our internal control over financial reporting during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2006.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

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

Item 16C  Principal Accountant Fees and Services

PricewaterhouseCoopers has served as our independent public auditor for each of the fiscal years ended December 31, 2004, 2005 and 2006.

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers for professional services in each of the last three fiscal years:

	2006	2005	2004
	($’000)	($’000)	($’000)

Audit fees	357	230	183
Audit-related fees	150	175	249
Tax fees	18	16	41
All other fees	105	90	63

Total	630	511	536

Audit fees comprise the work undertaken in auditing the Group and issuing an audit opinion on its U.K. statutory accounts and work on the Group’s quarterly earnings. Audit related fees comprise work associated with SEC regulatory compliance and work on the Group’s conversion to International Financial Reporting Standards. Tax fees comprise work relating to tax filing compliance. Other fees comprise work relating to tax advisory services.

All services provided by our auditor and companies affiliated with our auditor must be pre-approved by the audit committee. The annual contract relating to the audit of the financial statements of the Group must be approved by the audit committee. Contracts for other non-audit services must also be approved by the audit committee.

Any requests for services to be provided by the auditor or an affiliate must be made through the Group’s chief financial officer, who will discuss and seek approval from the audit committee. The chief financial officer also notifies the audit committee of the services provided, monitors the costs incurred and notifies the chairman of the audit committee if the costs are likely to materially exceed the estimated amount.

In accordance with Regulation S-X, Rule 2-01, paragraph (c)(7)(i) no fees for services were approved pursuant to any waivers of the pre-approval requirement.

Item 16D	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

No purchase of equity securities as registered by the Group pursuant to section 12 of the Exchange Act were made by or on behalf of the Group.

PART III

Item 17	Financial Statements

We are furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18	Financial Statements

See our consolidated financial statements beginning at page F-1.

Item 19	Exhibits

Exhibits filed as part of this annual report:

1.1	Memorandum of Association of the Group(16)
1.2	Articles of Association of the Group*
2.1	Form of Deposit Agreement, dated as of March 29, 1993, among the Group, Citibank, N.A., as Depositary, and all holders from time to time of American Depositary Receipts issued thereunder(1)
2.2	Amendment No. 1 to Deposit Agreement, dated as of October 8, 1998, among the Group, Citibank, N.A., as Depositary, and all holders from time to time of the American Depositary Receipts issued thereunder(2)
2.3	Amendment No. 2 to Deposit Agreement, dated as of September 25, 2002 among the Group, Citibank N.A., as Depositary, and all holders from time to time of the American Depositary Receipts issued thereunder(3)
2.4	Form of Ordinary Share certificate(10)
2.5	Form of American Depositary Receipt evidencing ADSs (included in Exhibit 2.3)(3)
2.6	Registration Rights Agreement, dated as of October 21, 1998, by and among Ethical Holdings plc and Monksland Holdings B.V.(10)
2.7	Amendment No. 1 to Registration Rights Agreement and Waiver, dated January 27, 2003, by and among the Group, Elan International Services, Ltd. and Monksland Holdings B.V.(10)
2.8	Second Subscription Agreement, dated as of November 1999, among Ethical Holdings PLC, Monksland Holdings B.V. and Elan Corporation PLC(4)
2.9	Purchase Agreement, dated as of June 16, 2000, by and among the Group and the Purchasers named therein(4)
2.10	Registration Rights Agreement, dated as of November 24, 2000, by and between the Group and Laxdale Limited(5)
2.11	Form of Subscription Agreement, dated as of January 27, 2003 by and among the Group and the Purchasers named therein (10) (The Group entered into twenty separate Subscription Agreements on January 27, 2003 all substantially similar in form and content to this form of Subscription Agreement.).
2.12	Form of Registration Rights Agreement, dated as of January 27, 2003 between the Group and the Purchasers named therein (10) (The Group entered into twenty separate Registration Rights Agreements on January 27, 2003 all substantially similar in form and content to this form of Registration Rights Agreement.)
2.13	Securities Purchase Agreement dated as of December 16, 2005 by and among the Group and the purchasers named therein(16)
4.1	Amended and Restated Asset Purchase Agreement dated September 29, 1999 between Elan Pharmaceuticals Inc. and the Group(10)
4.2	Variation Agreement, undated, between Elan Pharmaceuticals Inc. and the Group(10)
4.3	License Agreement, dated November 24, 2000, between the Group and Laxdale Limited(6)
4.4	Option Agreement, dated as of June 18, 2001, between Elan Pharma International Limited and the Group(7)
4.5	Deed of Variation, dated January 27, 2003, between Elan Pharma International Limited and the Group(10)
4.6	Lease, dated August 6, 2001, between the Group and LB Strawberry LLC(7)
4.7	Amended and Restated Distribution, Marketing and Option Agreement, dated September 28, 2001, between Elan Pharmaceuticals, Inc. and the Group(8)
4.8	Amended and Restated License and Supply Agreement, dated March 29, 2002, between Eli Lilly and Group and the Group(10)†
4.9	Deed of Variation, dated January 27, 2003, between Elan Pharmaceuticals Inc. and the Group(10)
4.10	Stock and Intellectual Property Right Purchase Agreement, dated November 30, 2001, by and among Abriway International S.A., Sergio Lucero, Francisco Stefano, Amarin Technologies S.A., Amarin Pharmaceuticals Company Limited and the Group(7)
4.11	Stock Purchase Agreement, dated November 30, 2001, by and among Abriway International S.A., Beta Pharmaceuticals Corporation and the Group(7)

4.12	Novation Agreement, dated November 30, 2001, by and among Beta Pharmaceuticals Corporation, Amarin Technologies S.A. And the Group(7)
4.13	Loan Agreement, dated September 28, 2001, between Elan Pharma International Limited and the Group(8)
4.14	Deed of Variation, dated July 19, 2002, amending certain provisions of the Loan Agreement between the Group and Elan Pharma International Limited(10)
4.15	Deed of Variation No. 2, dated December 23, 2002, between The Group and Elan Pharma International Limited(10)
4.16	Deed of Variation No. 3, dated January 27, 2003, between the Group and Elan Pharma International Limited(10)
4.17	The Group 2002 Stock Option Plan*
4.18	Agreement Letter, dated October 21, 2002, between the Group and Security Research Associates, Inc.(10)
4.19	Agreement, dated January 27, 2003, among the Group, Elan International Services, Ltd. and Monksland Holdings B.V.(10)
4.20	Master Agreement, dated January 27, 2003, between Elan Corporation, plc., Elan Pharma International Limited, Elan International Services, Ltd., Elan Pharmaceuticals, Inc., Monksland Holdings B.V. and the Group(10)
4.21	Form of Warrant Agreement, dated March 19, 2003, between the Group and individuals designated by Security Research Associates, Inc.(10) (The Group entered into seven separate Warrant Agreements on March 19, 2003 all substantially similar in form and content to this form of Warrant Agreement).
4.22	Sale and Purchase Agreement, dated March 14, 2003, between F. Hoffmann — La Roche Ltd., Hoffmann — La Roche Inc And the Group(10)†
4.23	Share Subscription and Purchase Agreement dated October 28, 2003 among the Group, Amarin Pharmaceuticals Company Limited, Watson Pharmaceuticals, Inc. and Lagrummet December NR 911 AB (under name change to WP Holdings AB)(12)
4.24	Asset Purchase Agreement dated February 11, 2004 between the Group, Amarin Pharmaceuticals Company Limited and Valeant Pharmaceuticals International(12)†
4.25	Amendment No. 1 to Asset Purchase Agreement dated February 25, 2004 between the Group, Amarin Pharmaceuticals Company Limited and Valeant Pharmaceuticals International(12)
4.26	Development Agreement dated February 25, 2004 between the Group and Valeant Pharmaceuticals International(12)
4.27	Settlement Agreement dated February 25, 2004 among Elan Corporation plc, Elan Pharma International Limited, Elan International Services, Ltd, Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Group(12)
4.28	Debenture dated August 4. 2003 made by the Group in favour of Elan Corporation plc as Trustee(12)
4.29	Debenture Amendment Agreement dated December 23, 2003 between the Group and Elan Corporation plc as Trustee(12)
4.30	Debenture Amendment Agreement No. 2 dated February 24, 2004 between the Group and Elan Corporation plc as Trustee(12)
4.31	Loan Instrument dated February 25, 2004 executed by Amarin in favor of Elan Pharma International Limited(12)
4.32	Amended and Restated Master Agreement dated August 4, 2003 among Elan Corporation plc, Elan Pharma International Limited, Elan International Services, Ltd., Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Group(11)(12)
4.33	Amended and Restated Option Agreement dated August 4, 2003 between the Group and Elan Pharma International Limited(11)(12)
4.34	Deed of Variation No. 2, dated August 4, 2003, to the Amended and Restated Distribution, Marketing and Option Agreement between Elan Pharmaceuticals, Inc. and the Group(11)(12)
4.35	Deed of Variation No. 4, dated August 4, 2003, to Loan Agreement between the Group and Elan Pharma International Limited(11)(12)
4.36	Amendment Agreement No. 1, dated August 4, 2003, to Amended and Restated Asset Purchase Agreement among Elan International Services, Ltd., Elan Pharmaceuticals, Inc. and the Group(11)(12)

4.37	Warrant dated February 25, 2004 issued by the Group in favor of the Warrant Holders named therein(12)
4.38	Amendment Agreement dated December 23, 2003, between Elan Corporation plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Group(11)(12)
4.39	Bridging Loan Agreement dated December 23, 2003 between the Group and Elan Pharmaceuticals, Inc.(11)(12)
4.40	Agreement dated December 23, 2003 between the Group and Elan Pharma International Limited, amending the Amended and Restated Option Agreement dated August 4, 2003(11)(12)
4.41	Inventory Buy Back Agreement dated March 18, 2004 between the Group and Swiftwater Group LLC(12)†
4.42	Form of Subscription Agreement, dated as of October 7, 2004 by and among the Group and the Purchasers named therein (13) (The Group entered into 14 separate Subscription Agreements on October 7, 2004 all substantially similar in form and content to this form of Subscription Agreement.)
4.43	Form of Registration Rights Agreement, dated as of October 7, 2004 between the Group and the Purchasers named therein (13) (The Group entered into 14 separate Registration Rights Agreements on October 7, 2004 all substantially similar in form and content to this form of Registration Rights Agreement.)
4.44	Share Purchase Agreement dated October 8, 2004 between the Group, Vida Capital Partners Limited and the Vendors named therein relating to the entire issued share capital of Laxdale Limited(13)
4.45	Escrow Agreement dated October 8, 2004 among the Group, Belsay Limited and Simcocks Trust Limited as escrow agent(13)
4.46	Loan Note Redemption Agreement dated October 14, 2004 between Amarin Investment Holding Limited and the Group(13)
4.47	License and Distribution Agreement dated March 26,2003 between Laxdale and SCIL Biomedicals GMBH(14)†
4.48	License Agreement dated July 21, 2003 between Laxdale and an undisclosed a third party(14)†
4.49	Settlement agreement dated 27 September 2004 between the Group and Valeant Pharmaceuticals International(14)†
4.50	Exclusive License Agreement dated October 8, 2004 between Laxdale and Scarista Limited which provides Laxdale with exclusive rights to specified intellectual property of Scarista(14)†
4.51	Exclusive License Agreement dated October 8, 2004 between Laxdale and Scarista Limited pursuant to which Scarista has the exclusive right to use certain of Laxdale’s intellectual property(14)†
4.52	Clinical Supply Agreement between Laxdale and Nisshin Flour Milling Co., Limited dated 27th October 1999(14)†
4.53	Clinical Trial Agreement dated March 18, 2005 between Amarin Neuroscience Limited and the University of Rochester. Pursuant to this agreement the University is obliged to carry out or to facilitate the carrying out of a clinical trial research study set forth in a research protocol on Miraxion in patients with Huntington’s disease(14)†
4.54	License and Distribution Agreement dated December 20, 2002 between Laxdale Limited and Link Pharmaceuticals Limited(14)†
4.55	License and Distribution Agreement dated December 9, 2002 between Laxdale Limited and Juste S.A.Q.F.(14)†
4.56	Loan Note Redemption Agreement dated May, 2005 between Amarin Investment Holding Limited and the Group.(14)
4.57	Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited.(15)
4.58	License Agreement dated December 31, 2005 between Amarin Neuroscience Limited and Multicell Technologies, Inc.(15)†
4.59	Consultancy Agreement dated March 29, 2006 between Amarin Corporation plc and Dalriada Limited(15)†
4.60	Employment Agreement with Richard Stewart, dated November 23, 1998 and deed of variation dated April 5, 2004.(16)
4.61	Employment Agreement with Alan Cooke, dated May 12, 2004 and amended September 1, 2005. (16)

4.62	Clinical Supply Extension Agreement dated December 13, 2005 to Agreement between Amarin Pharmaceuticals Ireland Limited and Amarin Neuroscience Limited and Nisshin Flour Milling Co.†*
4.63	Securities Purchase Agreement dated May 20, 2005 between the Company and the purchasers named therein. The Company entered into 34 separate Securities Purchase Agreements on May 18, 2005 and in total issued 13,677,110 ordinary shares to management, institutional and accredited investors. The purchase price was $1.30 per ordinary share.*
4.64	Securities Purchase Agreement dated January 23, 2006 between the Company and the purchasers named therein. The Company entered into 2 separate Securities Purchase Agreements on January 23, 2006 and in total issued 840,000 ordinary shares to accredited investors. The purchase price was $2.50 per ordinary share.*
4.65	Assignment Agreement dated May 17, 2006 between Amarin Pharmaceuticals Ireland Limited and Dr Anthony Clarke, pursuant to which, Amarin Pharmaceuticals Ireland Limited acquired the global rights to a novel oral formulation of Apomorphine for the treatment of “off” episodes in patients with advanced Parkinson’s disease.*
4.66	Lease Agreement dated July 4, 2006 between Amarin Neuroscience Limited and Magdalen Development Company Limited and Prudential Development Management Limited. Pursuant to this agreement, Amarin Neuroscience Limited took a lease of a premises at the South West Wing First Floor Office Suite, The Magdalen Centre North, The Oxford Science Park, Oxford, England.*
4.67	Securities Purchase Agreement dated October 18, 2006 between the Company and the purchasers named therein. The Company entered into 32 separate Securities Purchase Agreements on October 18, 2006 and in total issued 8,965,600 ordinary shares to institutional and accredited investors. The purchase price was $2.09 per ordinary share*
4.68	First Amendment Letter dated October 26, 2006 to License Agreement dated December 31, 2005 between Amarin Neuroscience Limited and Multicell Technologies, Inc.†*
4.69	Master Services Agreement dated November 15, 2006 between Amarin Pharmaceuticals Ireland Limited and Icon Clinical Research (U.K.) Limited. Pursuant to this agreement, Icon Clinical Research (U.K.) Limited agreed to provide due diligence services to Amarin Pharmaceuticals Ireland Limited on ongoing licensing opportunities on an ongoing basis.*
4.70	Amendment dated December 8, 2006 to Clinical Trial Agreement dated March 18, 2005 between Amarin Neuroscience Limited and the University of Rochester.†*
4.71	Lease Agreement dated January 22, 2007 between the Company, Amarin Pharmaceuticals Ireland Limited and Mr. David Colgan, Mr. Philip Monaghan, Mr. Finian McDonnell and Mr. Patrick Ryan. Pursuant to this agreement, Amarin Pharmaceuticals Ireland Limited took a lease of a premises at The First Floor, Block 3, The Oval, Shelbourne Road, Dublin 4, Ireland.*
4.72	Amendment (Change Order Number 4), dated February 15, 2007 to Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited. *
4.73	Employment Agreement Amendment with Alan Cooke, dated February 21, 2007.*
4.74	Employment Agreement Amendment with Richard Stewart, dated February 26, 2007.*
4.75	Amendment (Change Order Number 3), dated March 1, 2007 to Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited. *
8.1	Subsidiaries of the Group*
11.1	Code of Ethics*
12.1	Certification of Richard A.B. Stewart required by Rl 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Alan Cooke required by Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Richard A. B. Stewart required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Alan Cooke required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
14.1	Consent of PricewaterhouseCoopers *
14.2	Consent of Ernst & Young LLP*

*	Filed herewith

†	Confidential treatment requested (the confidential portions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission)

(1)	Incorporated herein by reference to certain exhibits to the Group’s Registration Statement on Form F-1, File No. 33-58160, filed with the Securities and Exchange Commission on February 11, 1993.

(2)	Incorporated herein by reference to Exhibit (a)(i) to the Group’s Registration Statement on Post-Effective Amendment No. 1 to Form F-6, File No. 333-5946, filed with the Securities and Exchange Commission on October 8, 1998.

(3)	Incorporated herein by reference to Exhibit (a)(ii) to the Group’s Registration Statement on Post-Effective Amendment No. 2 to Form F-6, File No. 333-5946, filed with the Securities and Exchange Commission on September 26, 2002.

(4)	Incorporated herein by reference to certain exhibits to the Group’s Annual Report on Form 20-F for the year ended December 31, 1999, filed with the Securities and Exchange Commission on June 30, 2000.

(5)	Incorporated herein by reference to certain exhibits to the Group’s Registration Statement on Form F-3, File No. 333-13200, filed with the Securities and Exchange Commission on February 22, 2001.

(6)	Incorporated herein by reference to certain exhibits to the Group’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on July 2, 2001.

(7)	Incorporated herein by reference to certain exhibits to the Group’s Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on May 9, 2002.

(8)	Incorporated herein by reference to certain exhibits to the Group’s Registration Statement on Pre-Effective Amendment No. 2 to Form F-3, File No. 333-13200, filed with the Securities and Exchange Commission on November 19, 2001.

(9)	Incorporated herein by reference to certain exhibits to the Group’s Registration Statement on Form S-8, File No. 333-101775, filed with the Securities and Exchange Commission on December 11, 2002.

(10)	Incorporated herein by reference to certain exhibits to the Group’s Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on April 24, 2003.

(11)	These agreements are no longer in effect as a result of superseding agreements entered into by the Group.

(12)	Incorporated herein by reference to certain exhibits to the Group’s Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Securities and Exchange Commission on March 31, 2004.

(13)	Incorporated herein by reference to certain exhibits to the Group’s Registration Statement on Form F-3, File No. 333-121431, filed with the Securities and Exchange Commission on December 20, 2004.

(14)	Incorporated herein by reference to certain exhibits to the Group’s Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on April 1, 2005.

(15)	Incorporated herein by reference to certain exhibits to the Group’s Registration Statement on Form F-3, File No. 333- 131479 , filed with the Securities and Exchange Commission on February 2, 2006.

(16)	Incorporated by reference herein to certain exhibits in the Group’s Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Securities and Exchange Commission on March 30, 2006 as amended on Form 20-F/A filed October 13, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMARIN CORPORATION PLC

By:	/s/ RICHARD A. B. STEWART
Richard A. B. Stewart
Chief Executive Officer

Date: March 5, 2007

Amarin Corporation plc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Amarin Corporation plc:

We have audited the financial statements of Amarin Corporation, plc and its subsidiaries (the “Group”) for the years ended December 31, 2006, December 31, 2005, and December 31, 2004 which comprise the balance sheets, and the related consolidated profit and loss accounts, statements of total recognized gains and losses, reconciliations of movements in shareholders’ funds and cash flow statements. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the Public Company Oversight Accounting Board (United States) and International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the accompanying balance sheets and the related consolidated profit and loss accounts, statements of total recognised gains and losses, reconciliations of movements in shareholders’ funds and cash flow statements present fairly, in all material respects, the financial position of Amarin Corporation plc and its subsidiaries at December 31, 2006, December 31, 2005, and December 31, 2004, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United Kingdom.

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

As discussed in Note 2 to the consolidated financial statements, the Group adopted Financial Reporting Standard 20 “Share-based payments”, effective January 1, 2006 and restated its 2005 and 2004 consolidated financial statements to comply with the standard.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 43 and 44 to the consolidated financial statements.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors

Dublin, Ireland
March 5, 2007

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

Ernst & Young LLP

Glasgow, Scotland
April 1, 2005

Amarin Corporation plc

Consolidated profit and loss account for year ended 31 December 2006

		Total	Total	Total
			2005*	2004**
	Note	2006	as restated	as restated
		$’000	$’000	$’000

Turnover — continuing operations	5	500	500	—
Turnover — discontinued operations	5	—	—	1,017
Cost of sales — discontinued operations	7	—	—	(107)

Gross profit — continuing operations		500	500	—
Gross profit — discontinued operations		—	—	910
Net operating (expenses)
Continuing operations		(31,661)	(21,248)	(10,608)
Discontinued operations		—	—	(2,177)

Total net operating expenses	8	(31,661)	(21,248)	(12,785)

Operating (loss)
Continuing operations		(31,161)	(20,748)	(10,608)
Discontinued operations		—	—	(1,267)

Total operating (loss)		(31,161)	(20,748)	(11,875)

Profit/(loss) on disposal of operations
Profit on disposal of Swedish operations	11	—	—	750
(Loss) on disposal of U.S. operations and certain products	11	—	—	(3,143)
Gain on settlement of debt on related sale of distribution rights	11	—	—	24,608
Interest receivable and similar income	12	3,444	395	548
Interest payable and similar charges	13	(2)	(892)	(326)

(Loss)/profit on ordinary activities before taxation	14	(27,719)	(21,245)	10,562
Tax credit/(charge) on (loss)/profit on ordinary activities	15	799	698	(7,333)

(Loss)/profit for the financial year		(26,920)	(20,547)	3,229
Dividends credit — non-equity	18	—	—	643

Retained (loss)/profit for the financial year	33	(26,920)	(20,547)	3,872

		U.S. Cents	U.S. Cents	U.S. Cents
Basic (loss)/profit per ordinary share	17	(32.7)	(44.0)	17.2
Fully diluted (loss)/profit per ordinary share	17	(32.7)	(44.0)	17.2

There is no difference between the (loss)/profit on ordinary activities before taxation and retained (loss)/profit for the years stated above, and their historical cost equivalents.

The Group has no recognised gains and losses other than those included in the results above and therefore no separate statement of total recognised gains and losses has been presented.

*	As restated for the non-cash compensation expense due to the adoption of Financial Reporting Standard 20 “Share-based payments”, effective January 1, 2006, see note 32.

**	Prior year exceptional items are included in note 4.

The accompanying notes are an integral part of the financial statements.

Amarin Corporation plc

Reconciliation of movements in group shareholders’ funds/(deficit)

			2005*	2004*
	Note	2006	as restated	as restated
		$’000	$’000	$’000

(Loss)/profit for the financial year		(26,920)	(20,547)	3,229
Dividends — non equity credit	18	—	—	643
Share based compensation	32	2,201	1,840	783
New share capital issued	30	26,424	44,538	19,556
Share issuance costs	33	(2,450)	(3,944)	(953)
Treasury shares	33	—	—	(217)

Net change in shareholders’ (deficit)/funds		(745)	21,887	23,041
Opening shareholders’ funds/(deficit)		38,580	16,693	(6,348)

Closing shareholders’ funds		37,835	38,580	16,693

*	As restated for the non-cash compensation expense due to the adoption of Financial Reporting Standard 20 “Share-based payments”, effective January 1, 2006, see note 32.

The accompanying notes are an integral part of the financial statements.

Amarin Corporation plc

Balance sheets at 31 December 2006

		Group			Company
	Note	2006	2005	2004	2006	2005	2004
		$’000	$’000	$’000	$’000	$’000	$’000

Fixed assets
Intangible assets	19	8,953	9,627	10,302	3,082	3,314	3,546
Tangible assets	20	282	460	427	25	194	223
Investments	21	—	—	—	6,253	6,253	6,253

		9,235	10,087	10,729	9,360	9,761	10,022

Current assets
Stock	22	—	—	—	—	—	—
Deferred tax asset	15	—	—	—	—	—	—
Debtors	23	2,789	2,766	2,003	32,977	13,661	6,069
Cash at bank and in hand		36,802	33,907	10,989	34,719	33,691	10,895

		39,591	36,673	12,992	67,696	47,352	16,964

Creditors: amounts falling due within one year	25	(10,756)	(8,000)	(4,341)	(17,990)	(19,763)	(18,546)

Net current assets/(liabilities)		28,835	28,673	8,651	49,706	27,589	(1,582)

Total assets less current liabilities		38,070	38,760	19,380	59,066	37,350	8,440
Creditors: amounts falling due after more than one year	26	(116)	(165)	—	(116)	(151)	—
Convertible loan note	27	—	—	(2,000)	—	—	(2,000)
Provisions for liabilities and charges	28	(119)	(15)	(687)	(119)	(15)	(687)

Net assets		37,835	38,580	16,693	58,831	37,184	5,753

Capital and reserves
Called up share capital	30	7,990	6,778	3,206	7,990	6,778	3,206
Capital redemption reserve	33	27,633	27,633	27,633	27,633	27,633	27,633
Treasury shares	33	(217)	(217)	(217)	—	—	—
Share premium account	33	146,859	124,097	87,075	144,133	121,371	84,349
Profit and loss account	33	(144,430)	(119,711)	(101,004)	(120,925)	(118,598)	(109,435)

Total equity shareholders’ funds		37,835	38,580	16,693	58,831	37,184	5,753

The accompanying notes are an integral part of the financial statements.

Amarin Corporation plc

Consolidated cash flow statement for the year ended 31 December 2006

			2005*
	Note	2006	as restated	2004
		$’000	$’000	$’000

Net cash outflow from operating activities		(24,756)	(15,515)	(10,140)
Returns on investment and servicing of finance
Interest received	12	1,344	395	139
Interest paid on loans and overdrafts		—	(62)	(173)
Interest paid on finance leases	13	(2)	(3)	—

Net cash inflow/(outflow) from returns on investments and servicing finance		1,342	330	(34)

Taxation
Corporation tax refund/(paid)		505	479	(553)
Capital expenditure and financial investment
Purchase of intangible fixed assets		—	—	(7,894)
Purchase of tangible fixed assets		(245)	(135)	(9)
Proceeds on sale of intangible fixed assets		—	—	36,400

Net cash (outflow)/inflow from capital expenditure and financial investment		(245)	(135)	28,497
Acquisitions and disposals
Acquisition costs for purchase of Amarin Neuroscience Limited	3	—	—	(813)
Net overdrafts and loans acquired on the acquisition of Amarin Neuroscience Limited	3	—	—	(2,740)
Cash outflow on disposal of Amarin Pharmaceuticals Inc shares and U.S. operations	11	—	—	(10,167)
Cash eliminated on disposal of U.S. operations	11	—	—	(1,801)
Cash received on disposal of Swedish operations	11	—	—	750

Cash (outflow)/inflow before management of liquid resources and financing		(23,154)	(14,841)	2,999

Financing
Issue of ordinary share capital	30	26,424	42,538	12,775
Expenses of issue of ordinary share capital	33	(2,450)	(3,944)	(953)
New loans		—	—	11,894
Repayment of principal on bank and other loans	39	—	—	(18,195)
Repayment of principal under finance leases	38	(25)	(8)	—

Net cash inflow from financing		23,949	38,586	5,521

Increase in cash	37	795	23,745	8,520

*	Net cash outflow from operating activities for the year ended December 31, 2005 has been reduced by $2,600,000 to reflect the correction of a misclassification of expenses on the issue of ordinary shares from operating activities to financing activities.

The accompanying notes are an integral part of the financial statements.

Amarin Corporation plc

Reconciliation of operating loss to net cash outflow from operating activities

		2005*,**	2004*
	2006	as restated	as restated
	$’000	$’000	$’000

Continuing operations
Operating loss from continuing operations	(31,161)	(20,748)	(10,608)
Depreciation on tangible fixed assets	121	135	155
Amortization of intangible fixed assets	674	675	599
Impairment of tangible fixed assets	235	—	—
Loss on disposal of tangible fixed assets	67	—	—
Share based compensation	2,201	1,840	681
Decrease/(increase) in other debtors	316	(560)	661
(Increase)/decrease in prepayments and accrued income	(34)	6	(399)
Increase/(decrease) in trade creditors	1,317	(309)	421
(Decrease)/increase in other creditors	(583)	641	(4,066)
Increase/(decrease) in other taxation and social security	38	(78)	77
Increase in accruals and deferred income	1,949	3,555	1,320
Increase/(decrease) in provisions	104	(672)	32

Net cash outflow from continuing operating activities	(24,756)	(15,515)	(11,127)

Discontinued operations
Operating loss from discontinued operations	—	—	(1,267)
Share based compensation	—	—	102
(Increase) in stocks	—	—	(550)
Decrease in trade debtors	—	—	418
Decrease in other debtors	—	—	107
Decrease in prepayments and accrued income	—	—	860
(Decrease) in trade creditors	—	—	(2,546)
Increase in other creditors	—	—	3,784
(Decrease) in other taxation and social security	—	—	(45)
Increase in accruals and deferred income	—	—	124

Net cash inflow from discontinued operating activities	—	—	987

Total net cash outflow from operating activities	(24,756)	(15,515)	(10,140)

Details of exceptional cashflows are discussed in note 4

*	As restated for the non-cash compensation expense due to the adoption of Financial Reporting Standard 20 “Share-based payments”, effective January 1, 2006, see note 32.

**	Net cash outflow from operating activities for the year ended December 31, 2005 has been reduced by $2,600,000 to reflect the correction of a misclassification of expenses on the issue of ordinary shares from operating activities to financing activities.

The accompanying notes are an integral part of the financial statements.

Amarin Corporation plc

Notes to the financial statements
for the year ended 31 December 2006

1.	Basis of preparation

Going concern and liquidity

At December 31, 2006, Amarin had a cash balance of $36.8 million and, based upon current business activities, forecasts having sufficient cash to fund operations for at least the next 12 months from the date of filing this Annual Report on Form 20-F with the SEC and potentially beyond depending on the outcome of Miraxion’s phase III trials in Huntington’s disease and/or the partnering activities ongoing with our development pipeline. Amarin raised gross proceeds of $25.0 million in aggregate over the twelve month period ended December 31, 2006. The directors therefore believe that it is appropriate that these financial statements are prepared on a going concern basis. This basis of preparation assumes that the Group will continue in operational existence for the foreseeable future.

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

The Group has taken the exemption permitted within FRS 25 “Financial instruments: disclosure and presentation” from restating comparative amounts. The Group’s preference shares and the related dividends have therefore not been reclassified as liabilities and interest respectively.

Basis of accounting

The financial statements are prepared in accordance with the historical cost convention.

Basis of consolidation

The consolidated financial statements include the Group and all its subsidiary undertakings. The turnover and results of subsidiary companies are included in the financial statements from the date of acquisition.

In the case of disposals, turnover and results are included up to the date control passes to the new owner.

Goodwill

Goodwill arising on consolidation represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill thus arising is capitalized and amortized over its useful economic life.

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

Intangible fixed assets are amortized on a straight line basis over a 15.5 years, which is the period in which the Group is expected to benefit from these assets.

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

Research and development expenditure

On an ongoing basis the Group undertakes research and development, including clinical trials to establish and provide evidence of product efficacy. Costs are expensed to the income statement on a systematic basis over the estimated life of trials to ensure the costs charged reflect the research and development activity performed. All research and development costs are written off as incurred and are included within operating expenses, as disclosed in note 8. Research and development costs include staff costs, professional and contractor fees, materials and external services.

Pre-launch costs

Prior to launch of a new pharmaceutical product, the Group may incur significant pre-launch marketing costs. Such costs are expensed as incurred.

Advertising costs

The Group has adopted an accounting policy for advertising costs whereby they are expensed as incurred. For the year ended 31 December 2006 costs incurred were $nil (31 December 2005:$nil, 31 December 2004: $nil).

Stocks and work in progress

Stocks and work in progress are stated at the lower of cost or net realizable value. In general, cost is determined on a “first in, first out” basis and includes transport and handling costs. In the case of manufactured products, cost includes all direct expenditure and production overheads based on the normal level of activity. Where necessary, provision is made for obsolete, slow moving and defective stocks.

Finance and operating leases

Costs in respect of operating leases are charged to the profit and loss account on a straight-line basis over the lease term. Where fixed assets are financed by leasing arrangements which transfer to the Group substantially all the benefits and risks of ownership, the assets are treated as if they had been purchased outright and are included in tangible fixed assets. The capital element of the leasing commitments is shown as obligations under finance leases. The lease rentals are treated as consisting of capital and interest elements. The capital element is applied to reduce the outstanding obligations and the interest element is charged against profit in proportion to the reducing capital element outstanding. Assets held under finance leases are depreciated over the shorter of the lease terms or the useful lives of equivalent owned assets.

Foreign currencies

Where it is considered that the local currency of an operation is U.S. Dollars, the financial statements are expressed in U.S. Dollars on the following basis:

a.	Fixed assets are translated into U.S. Dollars at the rates ruling on the date of acquisition.

b.	Monetary assets and liabilities denominated in a foreign currency are translated into U.S. Dollars at the foreign exchange rates ruling at the balance sheet date.

c.	Revenue and expenses in foreign currencies are recorded in U.S. Dollars at the rates ruling for the month of the transactions.

d. Any gains or losses arising on translation are reported as part of profit.

In certain circumstances when a subsidiary’s operations are very closely interlinked with those of the company, the temporal method is used on consolidation. Under the temporal method all of the subsidiary’s transactions are treated as if they had been entered into by the company itself and all of the subsidiary’s assets and liabilities are treated as though they belong directly to the company. Amarin considers that its acquired subsidiary, Amarin Neuroscience Limited (formerly Laxdale Limited), whose local currency is sterling, and its subsidiary, Amarin Pharmaceuticals Ireland Limited, whose local currency is Euro, both fulfil the criteria for use of the temporal method and accordingly, they have been translated for consolidation on the basis described by points a-d above.

The resulting gains and losses are included in the income statement and are allocated to selling, general & administrative expenses, research & development expenses and interest during the year.

Financial Instruments

Current asset investments are stated at the lower of cost or net realizable value. If there is no longer any market available for them, then the carrying value will be written down accordingly. Gains or losses on sale of such items will be recognized in the profit and loss account in the period in which the transaction takes place.

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

Income under license agreements is recognized when amounts have been earned through the achievement of specific milestones set forth in those agreements and/or the costs to attain those milestones have been incurred by the Group. We assess whether collection is probable at the time of the transaction. If we determine that collection is not probable, we defer the revenue and recognise at the time collection becomes probable, which is generally on receipt of cash. A minority of the license agreements provide that if the Group materially breaches the agreement or fails to achieve required milestones, the Group would be required to refund all or a specified portion of the income received under the agreement. No provision is included for repayments of such income if the directors consider that this eventuality is remote. All such revenue under this minority of license agreements relates to operations that are classified in 2004 as discontinued following the disposal of API and ADAB.

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

Pension costs

The Group contributes a proportion of certain employees’ gross salary to defined contribution (money purchase) pension schemes. The pension costs charged to the profit and loss account represent the amount of contributions payable in respect of the accounting period.

The Group provides no other post retirement benefits to its employees.

Short term investments

Bank deposits which are not repayable on demand are treated as short term investments in accordance with FRS 1 (Revised 1996) “Cashflow statements”. Movements in such investments are included under “Management of liquid resources” in the Group’s cash flow statement.

Share based payments

Amarin adopted FRS 20 “Share-based payments” on January 1, 2006. This policy has a retrospective effect, therefore the policy is effective from January 1, 2004. Equity settled share-based payments made to employees are recognised in the financial statements based on the fair value of the awards measured at the date of grant. The fair value is expensed over the period the related services are received.

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

Use of estimates

The preparation of financial statements in conformity with U.K. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Clinical trial costs are expensed to the income statement on a systematic basis over the estimated life of the trials to completion.

Nature of operations

Following the sale of the Group’s U.S. operations on 25 February 2004, and the acquisition of Laxdale Limited on 8 October 2004, the Group refocused as a neuroscience organization focused on the research, development and commercialization of novel drugs for the treatment of central nervous system disorders.

Restatement of comparatives

Comparative figures for December 31, 2005 and December 31, 2004 are restated for non-cash compensation expense due to the adoption of Financial Reporting Standard 20 “Share-based payments”, effective January 1, 2006.

Comparative figures for December 31, 2005 are restated for net cash outflow from operating activities for year ended December 31, 2005 being reduced by $2,600,000 to reflect the correction of a misclassification of expenses on issue of ordinary shares from operating activities to financing activities.

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

Government grants

During 2005, the group received a grant under an E.U. program. Amounts received under the grant are used to defray specifically qualifying research and development expenditure and are offset against these costs in the accounts. Grants relating to categories of operating expenditures are credited to the profit and loss account (as other operating income) in the period in which the expenditure to which they relate is charged. The total amount offset in 2006 was $nil (2005: $2,000, 2004: $nil). There is no provision for repayment of this grant.

3.	Acquisitions

On October 8, 2004, Amarin Corporation plc, declared its offer for the shares of Amarin Neuroscience Limited (formerly Laxdale Limited) wholly unconditional and on that date acquired 100% of the outstanding Laxdale shares (the “Acquisition”). The results of Laxdale from the date of acquisition are included in the consolidated profit and loss account for the Group. Laxdale’s net liabilities are consolidated within the consolidated balance sheet at 31 December 2006, 31 December 2005 and at 31 December 2004.

The acquisition of Laxdale Limited allows Amarin to pursue its goal of becoming a leader in the research, development and commercialization of novel drugs for CNS disorders. Vertically integrating its development partner, improves the economics for Amarin by reducing royalties payable outside the Group, expands the territories in which Amarin can commercialize the underlying product from the U.S. to include Europe and Japan and gives Amarin direct control over the development of products from the intellectual property rights acquired.

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

The final purchase price was dependent on the final direct acquisition costs together with the contingent consideration which may become payable, in the future, on the achievement of certain approval milestones. Further consideration may become payable upon marketing approval being obtained for approval of products (covered by Laxdale’s intellectual property) by the U.S. Food and Drug Administration (“FDA”) and European Medicines Agency (“EMEA”) approval. The first approval obtained in the U.S. and Europe would result in additional consideration of £7,500,000 payable (approximately $14,700,000 at 2006 year end exchange rates) for each territory to the vendors of Laxdale Limited. The second approval obtained in the U.S. and Europe would result in additional consideration of £5,000,000 payable (approximately $9,800,000 at 2006 year end exchange rates) for each approval, to the vendors of Laxdale Limited. Such additional consideration may be paid in cash or shares at the sole option of each of the vendors (see note 34) and would increase the carrying value of the intangible fixed assets and result in an increased amortization charge over the remaining useful economic life of these assets.

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

The Laxdale book values on acquisition were derived from audited management accounts, prepared in pounds sterling and translated into U.S. Dollars at the acquisition date exchange rate. Included in creditors were amounts loaned of $1,858,000, which together with the overdraft of $882,000 gave rise to $2,740,000 net overdrafts and loans acquired by the Group on the acquisition.

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

Laxdale has a shareholding in Amarin (see note 33). The fair value (revaluation) adjustment to investments, of $65,000, wrote down the value of these shares from that held within Laxdale’s financial statements to the market value at 8 October 2004. This value was $1.08 per share.

Laxdale’s last accounting reference date prior to its acquisition was for the year ended 31 March 2004. Details are provided below for Laxdale’s results, under U.K. GAAP, for the year ended 31 March 2004 and for the pre-acquisition period of 1 April 2004 to 8 October 2004.

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

Laxdale prepares its accounts in sterling; these have been translated into U.S. Dollars using the average rates for the periods stated above.

4.	Reporting financial performance and analysis of exceptional items

The following tables show the Group’s activities, for each of 2006, 2005 and 2004 analyzed into continuing and discontinued activities. Continuing activities are further analyzed into existing activities and acquisitions for 2004.

		Continuing
	Continuing	activities -
	activities -	total
	total	2005*
2006 and 2005 analysis of activities	2006	as restated
	$’000	$’000

Revenue:
Licensing & development fees	500	500

Total revenue	500	500
Total gross profit	500	500
Net operating expenses:
Research & development	17,186	8,920
Selling, general & administrative	14,475	12,328

Total net operating expenses	31,661	21,248

Operating (loss)	(31,161)	(20,748)

Revenue in total relates to licensing fees received by Amarin, associated with the licensing of exclusive worldwide rights for the treatment of fatigue in patients suffering from multiple sclerosis to Multicell Technologies Inc.

See Note 8 for further analysis of operating expenses.

Included in research and development for the period ended December 31, 2005 are expenses of $2,000 relating to grant income.

*	As restated for the non-cash compensation expense due to the adoption of Financial Reporting Standard 20 “Share-based payments”, effective January 1, 2006, see note 32.

	Continuing
	activities -	Continuing	Continuing	Discontinued	Total
	existing	activities -	activities - total	activities	activities
	2004*	acquisition	2004*	2004*	2004*
2004 analysis of activities	as restated	2004	as restated	as restated	as restated
	$’000	$’000	$’000	$’000	$’000

Revenue:
Product sales & royalties	—	—	—	1,017	1,017

Total revenue	—	—	—	1,017	1,017
Total cost of sales — direct costs	—	—	—	107	107
Total gross profit	—	—	—	910	910
Operating expenses/(income):
Selling, general & administrative	7,350	2,050	9,400	1,643	11,043
Research & development	227	981	1,208	2,534	3,742
Other income — Valeant settlement	—	—	—	(2,000)	(2,000)

Total operating expenses	7,577	3,031	10,608	2,177	12,785

Operating (loss)	(7,577)	(3,031)	(10,608)	(1,267)	(11,875)

Discontinued revenue included $91,000 related to royalties received by Amarin, associated with the intangible product rights sold to Valeant. $926,000 related to product sales and royalties from API.

See note 8 for further analysis of operating expenses.

*	As restated for the non-cash compensation expense due to the adoption of Financial Reporting Standard 20 “Share-based payments”, effective January 1, 2006, see note 32.

Summary extraction of exceptional items

Exceptional items which are included within operating expenses are extracted and explained below.

	Note	2006	2005	2004
		$’000	$’000	$’000

Operating expenses — discontinued operation
Administrative expenses Other income — Valeant settlement		—	—	2,000

		—	—	2,000

Operating expenses — continuing operations
Administrative expenses
Non recurring payment		—	—	(891)
Redundancy	6	277	441	—
Impairment of tangible fixed assets	6	235	—	—
Property	6	19	187	—
Other	6	—	24	—

		531	652	1,109

On 25 February 2004, Amarin sold its U.S. business to Valeant Pharmaceuticals International (“Valeant”). Subsequent to the closing of the sale, it became apparent from wholesalers that they held approximately $6,000,000 of additional Permax inventory above that known at the time of closing the sale. Valeant sought to reduce the consideration it paid in respect of this new information. On 29 September 2004, Amarin reached a full and final settlement agreement with Valeant whereby $6,000,000 of $8,000,000 in future contingent milestones due to Amarin from Valeant were waived. Valeant paid the remaining $2,000,000 to Amarin on 1 December 2004, representing an exceptional accounting and cashflow item.

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

Sales by destination	2006	2005	2004
	$’000	$’000	$’000

North America — continuing operations	500	500	—
North America — discontinued operations	—	—	1,017

Total operations	500	500	1,017

Sales by origin	2006	2005	2004
	$’000	$’000	$’000

United Kingdom — continuing operations	500	500	—
North America — discontinued operations	—	—	1,017

Total operations	500	500	1,017

		2005*	2004*
(Loss)/profit on ordinary activities before interest	2006	as restated	as restated
	$’000	$’000	$’000

United Kingdom — continuing operations — existing	(26,401)	(19,737)	(7,679)
United Kingdom — continuing operations — acquisition	—	—	(3,031)
North America — discontinued operations	—	—	20,300
Europe — continuing operations	(4,760)	(1,011)	—
Europe — discontinued operations	—	—	750

	(31,161)	(20,748)	10,340

*	As restated for the non-cash compensation expense due to the adoption of Financial Reporting Standard 20 “Share-based payments”, effective January 1, 2006, see note 32.

Net assets/(liabilities)	2006	2005	2004
	$’000	$’000	$’000

Geographical segment
United Kingdom	43,605	39,591	16,693
Europe	(5,770)	(1,011)	—

	37,835	38,580	16,693

Sales analysis by class of business	2006	2005	2004
	$’000	$’000	$’000

Licensing and development fees — continuing operations	500	500	—
Licensing and development fees — discontinued operations	—	—	91
Product sales and royalties — discontinued operations	—	—	926

Total operations	500	500	1,017

Long lived assets by geographical location	2006	2005	2004
	$’000	$’000	$’000

United Kingdom	9,170	10,055	10,729
Europe	65	32	—

	9,235	10,087	10,729

Significant customers

During the years ended 31 December the following percentages of the Group’s revenues were from:

	2006	2005	2004
	%	%	%

Top customer	100	100	—
Next 4 largest	—	—	—

For 2006 and 2005, revenue relates to one customer in the United States of America. For 2004, revenues related to discontinued activities for which details of significant customers was not available following the API disposal in February 2004.

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

6.	Exceptional operating expenses

	2006	2005	2004
	$’000	$’000	$’000

Redundancy	277	441	—
Property	19	187	—
Income from Valeant settlement	—	—	(2,000)
Non recurring payment	—	—	891
Impairment of tangible fixed assets	235	—	—
Other	—	24	—

Total	531	652	(1,109)

During 2006 and 2005, the Group recorded reorganization charges to align the business for maximum efficiency. Amarin’s reorganization plan, now completed has resulted in a reduction in headcount, the relocation of the research and development function to Oxford, England and the consolidation of administrative functions in Dublin, Ireland. In determining the charges to record, the directors made certain estimates and judgments surrounding the amounts ultimately to be paid for the actions the Group has taken or is committed to taking. As at December 31, 2006, all payments in respect of exceptional operating expenses have been made and there are no provisions in respect of exceptional operating expenses.

7.	Cost of sales

	2006	2005	2004
	$’000	$’000	$’000

Discontinued operations	—	—	107

Total cost of sales	—	—	107

As described in note 11, Amarin sold the majority of its U.S. operations to Valeant in February 2004.

8.	Operating expenses

			2005*	2004*
	Note	2006	as restated	as restated
				$’000
		$’000	$’000

Administrative and general expenses		11,795	9,767	7,456
Amortization of intangible fixed assets	19	674	675	599
Other income — Valeant settlement	39	—	—	(2,000)
Non recurring payment	4	—	—	891
Reorganization costs	6	531	652	—
Share based compensation		1,475	1,234	457

Total administrative expenses		14,475	12,328	7,403
Distribution costs — selling and marketing
Discontinued operations		—	—	1,575
Share based compensation		—	—	68

Total selling, administrative and general		14,475	12,328	9,046

Analyzed:
Continuing operations — existing operations		14,475	12,328	7,353
Continuing operations — acquisitions		—	—	2,050

Total continuing operations		14,475	12,328	9,403
Discontinued operations		—	—	(357)

		14,475	12,328	9,046
Research and development costs
Continuing operations		16,460	8,314	981
Share based compensation — continuing operations		726	606	224
Discontinued operations		—	—	2,500
Share based compensation — discontinued operations		—	—	34

Total operating expenses		31,661	21,248	12,785

Research and development costs include staff costs, professional and contractor fees, materials and external services.

*	As restated for the non-cash compensation expense due to the adoption of Financial Reporting Standard 20 “Share-based payments”, effective January 1, 2006, see note 32.

9.	Directors’ emoluments

	2006	2005	2004
	$’000	$’000	$’000

Aggregate emoluments	2,097	1,795	1,213
Group pension contributions to money purchase Schemes	294	136	44

	2,391	1,931	1,257

The Group paid or accrued pension contributions to money purchase pension schemes on behalf of two directors for 31 December 2006 (years to 31 December 2005 and 31 December 2004: two directors).

J Groom waived emoluments in respect of the year ended 31 December 2006 amounting to $46,000 (years to 31 December 2005 and 2004; $45,000 and $46,000 respectively).

Total remuneration of directors (including benefits in kind) includes amounts paid to:

Highest paid director

	2006	2005	2004
	$’000	$’000	$’000

Aggregate emoluments	815	830	638
Group pension contributions to money purchase Schemes	169	33	33

	984	863	671

During each of the years ended 31 December 2006, 2005 and 2004, no director exercised options.

Directors emoluments and interests are presented in further detail in “Item 6 — Directors, Senior Management and Employees” in the front section of this document.

10.	Employee information

The average monthly number of persons (including executive directors) employed by the Group during the year was:

	2006	2005	2004
	Number	Number	Number

Marketing and administration	12	12	15
Research and development	6	11	3

	18	23	18

	2006	2005	2004
	$’000	$’000	$’000

Staff costs (for the above persons):
Wages and salaries	4,228	4,171	3,479
Social security costs	453	462	452
Other pension costs	403	244	111

	5,084	4,877	4,042

At the end of 2006, the Group employed 18 people.

The average monthly number of persons (including executive directors) employed by the Company during the year was:

	2006	2005	2004
	Number	Number	Number

Marketing and administration	3	8	8

	2006	2005	2004
	$’000	$’000	$’000

Staff costs (for the above persons):
Wages and salaries	1,032	2,165	2,283
Social security costs	87	256	289
Other pension costs	181	46	77

	1,300	2,467	2,649

At the end of 2006, the Company employed 2 people.

11.	Profit/(loss) on disposal of discontinued operations

	2006	2005	2004
	$’000	$’000	$’000

Profit on sale Gacell Holdings AB and Amarin Development (Sweden) AB	—	—	750
Loss on disposal of U.S. operations and certain products	—	—	(3,143)
Gain on settlement of debt on related sale of distribution rights	—	—	24,608

	—	—	22,215

Profit on disposal of Swedish operations

During October 2003, Amarin disposed of its Swedish drug delivery and development business comprising interests in Gacell Holdings AB and Amarin Development (Sweden) AB. At 31 December 2003, $750,000 of the gross sale proceeds remained in escrow against potential claims by the purchaser. This amount was released by the purchaser to Amarin during 2004.

Loss on disposal of U.S. operations and certain products

During February 2004, Amarin sold the majority of its U.S. operations to Valeant. This sale, which resulted in a loss of $2.3 million, comprised Amarin’s U.S.-based subsidiary, API, the entirety of its marketed U.S. products (comprising the primary care portfolio and Permax) and its rights to the development compound Zelapar.

Additionally, Amarin had an obligation to pay the rent on the now vacant premises formerly occupied by its U.S. operations (see note 28). Amarin paid $176,000 in rent during 2004, under this lease. The value of the remaining obligation, less managements’ estimate of future sub-lease income, was $655,000 at 31 December 2004. This was included within provisions for liabilities and charges at 31 December 2004 and included in the loss on disposal. In prior years, these premises were fully utilized by API and so no provision arose. In November 2005, Amarin signed an agreement with the landlord terminating the lease on payment of a $500,000 termination penalty. The excess provision was released to the income statement. $300,000 of this penalty was paid in December 2005. The remaining balance was due within 30 days of the 22 December 2005 financing (see note 28). At 31 December 2005, included in other creditors within one year is an amount for $200,000 which relates to the remaining balance. The final balance was paid on 19 January 2006.

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

(10.2)

The profit and loss account of the U.S. business sold to Valeant Pharmaceuticals International on 25 February 2004 that was also considered in the Group profit and loss account as discontinued operations is as follows:

U.S. Business sold 25 February 2004

Period ended
25 February
2004
$’000

Turnover
Royalties and product sales	926

Total turnover from discontinued operations	926
Cost of sales	(107)

Gross profit/(loss)	819
Operating expenses
Research and development	—
Selling, general and administrative expenses	(1,575)

Total operating expenses from discontinued operations	(1,575)

Operating (loss) and (loss) from discontinued operations	(756)

Gain on settlement of debt on related sale of distribution rights

In February 2004, upon closing the sale of the U.S. operations and certain product rights to Valeant Pharmaceuticals International, Amarin settled its debt obligations with Elan through a cash payment of $17.195 million (part of which represented the cost of acquiring Zelapartm that was concurrently sold to Valeant), issuing a new $5 million 5-year loan note and issuing 500,000 warrants over ordinary shares. An additional $1 million was paid to Elan in November 2004, following the settlement of the dispute with Valeant. Details of the Elan debt settlement are explained more fully in the creditor’s notes 25 and 26, major non-cash transactions note 38 and the related party note 42. The settlement with Elan resulted in a gain of $24.6 million.

12.	Interest receivable and similar income

	2006	2005	2004
	$’000	$’000	$’000

Bank interest receivable and similar income	1,344	394	105
Other interest receivable	—	1	34
Foreign exchange gain and related income	2,100	—	409

	3,444	395	548

At 31 December 2006, the foreign exchange gain arises on the translation of euro and sterling cash balances into U.S. Dollars on consolidation of Amarin Corporation plc, Amarin Neuroscience Limited and Amarin Pharmaceuticals Ireland Limited using the temporal method.

At 31 December 2004, the foreign exchange gain arises on the translation of cash balances in Amarin Corporation plc.

13.	Interest payable and similar charges

	2006	2005	2004
	$’000	$’000	$’000

On bank overdrafts	—	—	6
On other loans	—	62	283
On finance leases	2	3	—
Foreign exchange loss	—	827	37

	2	892	326

At 31 December 2005, the foreign exchange loss arises on the translation of euro and sterling cash into U.S. Dollars on the consolidation of Amarin Corporation plc and Amarin Neuroscience Limited using the temporal method. At 31 December 2004, the foreign exchange loss arises on the translation of cash and overdraft balances on the consolidation of Amarin Neuroscience Limited using the temporal method.

14.	(Loss)/profit on ordinary activities before taxation

	2006	2005	2004
	$’000	$’000	$’000

(Loss)/profit on ordinary activities before taxation is stated after charging/(crediting):
Depreciation/amortization charge for the period:
Intangible fixed assets	674	675	599
Tangible owned fixed assets	111	127	155
Tangible fixed assets held under finance leases	10	8	—
Auditors’ remuneration for audit of Group
Statutory audit services	477	230	251
Further assurance services	4	175	249
Auditors’ remuneration for non-audit work
Tax services
Compliance services	19	16	41
Advisory services	85	90	63
Operating lease charges
Plant and machinery	21	51	43
Other	799	886	1,091
Foreign exchange difference arising on retranslation of net investment in subsidiaries	(2,915)	(939)	302

Auditors’ remuneration in relation to the statutory audit of the Group is estimated to be $273,000 for the year ended 31 December 2006 ($195,000 and $183,000 for the years ended 31 December 2005 and 2004 respectively).

In order to maintain the independence of the external auditors, the Board has determined policies as to what non-audit services can be provided by the Group’s external auditors and the approval processes related to them.

15.	Taxation

	2006	2005	2004
	$’000	$’000	$’000

Tax on (loss)/profit on ordinary activities:
United Kingdom corporation tax at 30%: current year	(799)	(698)	(167)
Overseas taxation: current year	—	—	—
Total current tax (credit)/charge	(799)	(698)	(167)
Deferred tax charge/(credit)	—	—	7,500

Total tax (credit)/charge	(799)	(698)	7,333

The following items represent the principal reasons for the differences between corporate income taxes computed at the United Kingdom statutory tax rate and the total current tax charge for the year.

	2006	2005	2004
	$’000	$’000	$’000

(Loss)/profit on ordinary activities before tax	(27,719)	(21,245)	10,562

(Loss)/profit on ordinary activities multiplied by standard rate of corporate tax in the U.K. of 30%	(8,316)	(5,822)	3,404
Overseas tax and adjustments in respect of foreign tax rates	238	35	—
Accelerated capital allowances and other timing differences	7,371	4,969	(3,701)
Research and development tax credit relief	1,079	559	40
Expenses not deductible for tax purposes	(1,171)	(439)	90

Total current tax (credit)/charge	(799)	(698)	(167)

In the U.K., the applicable statutory rate for Corporate income tax was 30% for the years ended 31 December 2004, 2005 and 2006.

The corporate tax rate in Ireland is 12.5% for profits on trading activities and 25% for non-trading activities.

Losses carried forward in Amarin Corporation plc at 31 December 2006 were $41,697,000 (31 December 2005: $39,848,000, 31 December 2004: $31,715,000) subject to confirmation by U.K. tax authorities. Under U.K. tax law, these losses can be carried forward indefinitely for set off against future profits of the same trade. Losses carried forward in Amarin Neuroscience Limited at 31 December 2006 were $42,501,000 (31 December 2005: $21,412,000; 31 December 2004: $14,451,000) subject to confirmation by U.K. tax authorities. The disposal of API in 2004 has had no impact on the carry forward of tax losses, or on the deferred tax assets. The acquisition of Laxdale during 2004 increased the group tax losses carried forward by £13,837,000 and the unrecognized deferred tax asset by £4,378,000.

Losses carried forward in Amarin Pharmaceuticals Ireland Limited at 31 December 2006 were $5,440,000 (31 December 2005: $680,000) subject to confirmation by Irish tax authorities.

Deferred tax (Group)

The Group has potential deferred tax asset as follows:

	2006	2005	2004
	$’000	$’000	$’000

Accelerated capital allowances	(19,380)	(19,249)	(19,199)
Short term timing differences	(1,143)	(3)	(4)
Losses	(26,772)	(18,701)	(13,666)

	(47,295)	(37,953)	(32,869)

In 2006, 2005 and 2004 high levels of corporate tax losses carried forward and insufficient certainty of future profitability resulted in unrecognized potential deferred tax assets of $47,295,000, $37,953,000 and $32,869,000 respectively. The deferred tax asset of $26,772,000 in respect of losses includes $153,000 of capital loss that can only be utilized against future capital gains.

During the years ended 31 December 2006, 2005 and 2004 the reconciling items in arriving at the current tax charge related to accelerated capital allowances, other short term timing differences, losses carried forward and expenses not deductible for tax purposes. The main timing difference related to losses that were carried forward for set off against future profits of the same trade.

No tax liability arose on the disposal of Amarin Pharmaceutical Inc.

16.	(Loss)/profit for the financial period

As permitted by section 230 of the Companies Act 1985, the Company’s profit and loss account has not been included in these financial statements. Of the consolidated loss attributable to the shareholders of Amarin Corporation plc a loss of $4,528,000 (31 December 2005: loss of $11,003,000 as restated for the adoption of FRS 20, 31 December 2004: profit of $4,669,000 as restated for the adoption of FRS 20) has been dealt with in the financial statements of the Company.

17.	(Loss)/profit per ordinary share

The (loss)/profit per ordinary share is as follows:

		2005*	2004*
	2006	as restated	as restated
	$’000	$’000	$’000

(Loss)/profit for the financial year	(26,920)	(20,547)	3,229
Dividends credit — non — equity	—	—	643

Net (loss)/profit attributable to ordinary shareholders	(26,920)	(20,547)	3,872

	U.S. cents	U.S. cents	U.S. cents

Basic (loss)/profit per ordinary share	(32.7)	(44.0)	17.2
Fully diluted (loss)/profit per ordinary share	(32.7)	(44.0)	17.2

	Number	Number	Number

Weighted average number of ordinary shares in issue	82,337,052	46,590,299	22,510,767
Dilutive impact of share options outstanding	—	—	—

Fully diluted average number of ordinary shares in issue	82,337,052	46,590,299	22,510,767

*	As restated for the non-cash compensation expense due to the adoption of Financial Reporting Standard 20 “Share-based payments”, effective January 1, 2006, see note 32.

Basic (loss)/profit per share is calculated by dividing the (loss)/profit attributable to ordinary shareholders by the weighted average number of ordinary shares in issue in the year. The (loss)/profit attributable to ordinary shareholders is the (loss)/profit remaining after non-equity dividends. In 2006, 200,797 (2005: 200,797, 2004: 46,633) shares have been deducted in arriving at the weighted average number of ordinary shares in issue, being the weighted average number of treasury shares for the year.

Fully diluted (loss)/profit per share is calculated using the weighted average number of ordinary shares in issue adjusted to reflect the effect were the cumulative preference shares to be converted to additional ordinary shares, together with the effect of exercising those share options granted where the exercise price is less than the average market price of the ordinary shares during the year. For the purposes of calculating the fully diluted (loss)/profit per share for 2005, the potential dilution was not assessed with regard to the future investment rights (see note 30). The Group reported a net loss from continuing operations in 2006, 2005 and 2004. As a result the loss per share is not reduced by dilution or the future investment right (see note 30).

18.	Dividends — non-equity

In February 2004, Amarin settled its debt obligations with Elan by the payment of cash and the issue of a $5 million loan note. As a result, with there being no longer a need to maintain an accrual for a preference dividend in 2004, Amarin released the accrued preference share dividends of $643,000.

19.	Intangible fixed assets

Product rights
$’000

Group
Cost
At 1 January 2004	118,754
Additions	7,894
Acquisitions	6,858
Disposals	(120,434)

At 31 December 2004, 1 January 2005, 31 December 2005, 1 January 2006 and 31 December 2006	13,072

Amortization
At 1 January 2004	87,005
Charge for the year	599
Eliminated on disposal	(84,834)
At 31 December 2004 and at 1 January 2005	2,770
Charge for the year	675
At 31 December 2005 and at 1 January 2006	3,445
Charge for the year	674

At 31 December 2006	4,119

Net Book Value
Net book value at 31 December 2006	8,953

Net book value at 31 December 2005	9,627

Net book value at 31 December 2004	10,302

During February 2004, Amarin exercised its purchase option to acquire exclusive U.S. rights to Zelapar (see below for more information) at a cost of $7,894,000. Amarin then sold Zelapar, together with Permax and the Primary Care Portfolio, to Valeant. As disclosed in the table above, the total book cost of these disposals was $120,434,000 as detailed below:

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

This was supported by a discounted cashflow model of future expected cash outflows, to complete the Miraxion Phase III clinical trials for Huntington’s disease through to regulatory approvals in the U.S. and Europe together with contingent consideration milestones payable to the Laxdale vendors on regulatory approval. Also considered were costs associated with bringing Miraxion and its indications to market and future income cashflows from the commercialization of these indications. The valuation from the model was capped to ensure negative goodwill did not arise (see note 3).

Amarin estimates that Miraxion’s first indication, for Huntington’s disease, will reach approval in 2008 and subsequent launch in 2008, subject to the time it takes to complete the ongoing Phase III clinical trials and the response time from regulatory authorities. As is customary with any project, a delay in reaching key milestones will impact on Amarin’s cashflows and may result in Amarin reviewing its funding strategy. The model was adjusted for various risk factors such as approval and commercial execution risk.

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

Company

Product rights
$’000

Cost
At 1 January 2004	118,754
Additions	7,894
Disposals	(120,434)

At 31 December 2004, 1 January 2005, 31 December 2005, 1 January 2006 and 31 December 2006	6,214

Amortization
At 1 January 2004	87,005
Charge for the year	497
Eliminated on disposal	(84,834)
At 31 December 2004 and at 1 January 2005	2,668
Charge for the year	232
At 31 December 2005 and 1 January 2006	2,900
Charge for the year	232

At 31 December 2006	3,132

Net book value at 31 December 2006	3,082

Net book value at 31 December 2005	3,314

Net book value at 31 December 2004	3,546

20.	Tangible fixed assets

Group

	Short	Plant and	Fixtures	Computer
Cost	leasehold	equipment	and fittings	equipment	Total
	$’000	$’000	$’000	$’000	$’000

At 1 January 2004	293	175	833	707	2,008
Additions	—	—	—	9	9
Acquisitions	116	—	92	9	217
Disposals	—	(175)	(738)	(444)	(1,357)

At 31 December 2004 and at 1 January 2005	409	—	187	281	877
Additions	—	37	5	126	168
Disposals	—	—	—	(66)	(66)

At 31 December 2005 and 1 January 2006	409	37	192	341	979
Additions	102	11	21	111	245
Impairments	(408)	—	(95)	—	(503)
Disposals	—	(33)	(90)	—	(123)

At 31 December 2006	103	15	28	452	598

Accumulated depreciation
At 1 January 2004	80	124	283	490	977
Charge for the year	35	—	23	97	155
Eliminated on disposals	—	(124)	(236)	(322)	(682)

At 31 December 2004 and at 1 January 2005	115	—	70	265	450
Charge for the year	50	8	41	36	135
Eliminated on disposals	—	—	—	(66)	(66)

At 31 December 2005 and 1 January 2006	165	8	111	235	519
Charge for the year	17	13	21	70	121
Eliminated on disposals	—	(18)	(38)	—	(56)
Eliminated on impairments	(178)	—	(90)	—	(268)

At 31 December 2006	4	3	4	305	316

Net book value At 31 December 2006	99	12	24	147	282

At 31 December 2005	244	29	81	106	460

At 31 December 2004	294	—	117	16	427

Plant and equipment includes assets held under finance leases and purchase contracts as follows:

Cost	$’000

At 1 January 2004, 31 December 2004 and at 1 January 2005	—
Additions	33
At 31 December 2005 and 1 January 2006	33
Disposals	(33)

At 31 December 2006	—

Accumulated depreciation
At 1 January 2004, 31 December 2004 and at 1 January 2005	—
Charge for the year	8
At 31 December 2005 and 1 January 2006	8
Charge for the year	10
Disposals	(18)

At 31 December 2006	—

Net book value
At 31 December 2006	—

At 31 December 2005	25

At 31 December 2004	—

	Short	Plant and	Fixtures	Computer
Company Cost	leasehold	equipment	and fittings	equipment	Total
	$’000	$’000	$’000	$’000	$’000

At 1 January 2004	293	—	95	267	655
Additions	—	—	—	9	9
Disposals	—	—	—	(3)	(3)

At 31 December 2004 and at 1 January 2005	293	—	95	273	661
Additions	—	4	5	71	80
Disposals	—	—	—	(66)	(66)
Transferred to subsidiary undertaking	—	(4)	(5)	(32)	(41)

At 31 December 2005 and at 1 January 2006	293	—	95	246	634
Additions	—	—	—	13	13
Impairments	(293)	—	(95)	—	(388)
Disposals		—	—

At 31 December 2006	—	—	—	259	259

Accumulated depreciation
At 1 January 2004	80	—	46	229	355
Charge for the year	31	—	20	33	84
Disposals	—	—	—	(1)	(1)

At 31 December 2004 and at 1 January 2005	111	—	66	261	438
Charge for the year	29	—	19	26	74
Disposals	—	—	—	(66)	(66)
Transferred to subsidiary undertaking	—	—	—	(6)	(6)

At 31 December 2005 and at 1 January 2006	140	—	85	215	440
Charge for the year	7	—	5	19	31
Eliminated on impairments	(147)	—	(90)	—	(237)
Eliminated on disposals	—	—	—	—	—

At 31 December 2006	—	—	—	234	234

Net book value
At 31 December 2006	—	—	—	25	25

At 31 December 2005	153	—	10	31	194

At 31 December 2004	182	—	29	12	223

The Company had no tangible fixed assets under finance leases at 31 December 2006, 2005 or 2004.

21.	Fixed asset investments

Group

The Group had no fixed asset investments as 31 December 2006, 2005 or 2004.

Company

Group undertakings
$’000

Cost
At 1 January 2004	1,660
Additions	4,593

At 31 December 2004, 1 January and 31 December 2005 and 1 January and 31 December 2006	6,253

Interest in group undertakings at 31 December 2006

			Proportion of nominal
	Country of		value of issued share
	incorporation		capital held by the
Name of Undertaking	or registration	Description of shares held	Group	Company
			%	%

Amarin Pharmaceuticals Company Limited	England and Wales	1,599,925 £1 ordinary shares	100	100
Ethical Pharmaceuticals (U.K.) Limited	England and Wales	16,262 £1 ordinary shares	100	100
		11,735 £1 ’A’ ordinary shares	100	100
		375,050 £1 redeemable	100	100
		cumulative preference shares
		5,421 £1 redeemable convertible	100	100
		cumulative preference shares
Amarin Neuroscience Limited	Scotland	4,000,000 £1 ordinary shares	100	100
Amarin Pharmaceuticals Ireland Limited	Ireland	100 €1 ordinary shares	100	100
Amarin Finance Limited	Bermuda	11,991 $1 ordinary shares	100	100

Amarin Neuroscience Limited was acquired on 8 October 2004 and accounted for using acquisition accounting.

Amarin Pharmaceuticals Ireland Limited was incorporated on 5 October 2005 as a fully owned subsidiary of Amarin Corporation plc.

Amarin Finance Limited was incorporated on 23 June 2006 as a fully owned subsidiary of Amarin Corporation plc.

Research and development company

Amarin Neuroscience Limited.

Amarin Pharmaceuticals Ireland Limited.

Intermediate holding company

Amarin Pharmaceuticals Company Limited.

Non trading companies

Amarin Finance Limited.

Ethical Pharmaceuticals (U.K.) Limited.

In February 2004, the Group disposed of its interests in the U.S. sales and marketing business, Amarin Pharmaceuticals Inc.

22.	Stock

	Group			Company
	2006	2005	2004	2006	2005	2004
	$’000	$’000	$’000	$’000	$’000	$’000

Raw materials and consumables	414	—	—	—	—	—
Provision	(414)	—	—	—	—	—

Net realizable value	—	—	—	—	—	—

At December 31, 2006 full provision was made against raw materials and consumables. This inventory is for commercial use and as at the year end the outcome of our clinical trials for Miraxion in Huntington’s disease is unknown.

23.	Debtors

	Group			Company
	2006	2005	2004	2006	2005	2004
	$’000	$’000	$’000	$’000	$’000	$’000

Amounts falling due within one year
Amounts owed by Group undertakings	—	—	—	32,207	12,966	5,418
Corporation tax receivable	1,617	1,312	1,103	—	—	—
Other debtors	456	772	212	271	199	124
Prepayments and accrued income	716	682	688	499	496	527

	2,789	2,766	2,003	32,977	13,661	6,069

No provision or charge against bad or doubtful debts has been made during 2006, 2005 or 2004. Included in other debtors at 31 December 2006 is an amount $2,431 (31 December 2005: $1,445, 31 December 2004: $nil) advanced to one of our directors Richard Stewart to cover travel expenses. This amount will be offset against future expense claims as the expense is incurred.

Corporation tax receivable relates to tax credits for research and development held within Amarin Neuroscience Limited.

24.	Current asset investments

The Group holds an investment in Antares Pharma Inc. (“Antares”) (formerly Medi-Ject Corporation), which is listed on the American Stock Exchange (AMEX) in the United States. In 2002, the directors wrote off the carrying value of the investment in Antares. At 31 December 2006, the market value of this investment was $18,000 (31 December 2005: $24,000, 31 December 2004: $21,000).

25.	Creditors: amounts falling due within one year

	Group			Company
	2006	2005	2004	2006	2005	2004
	$’000	$’000	$’000	$’000	$’000	$’000

Trade creditors	2,096	779	1,088	396	309	441
Amounts owed to group undertakings	—	—	—	15,745	16,028	15,435
Obligations under finance leases	—	11	—	—	—	—
Corporation tax payable	94	83	93	94	83	93
Other taxation and social security payable	153	115	193	45	49	62
Other creditors	197	745	255	164	731	214
Accruals and deferred income	8,216	6,267	2,712	1,546	2,563	2,301

	10,756	8,000	4,341	17,990	19,763	18,546

In February 2004, Amarin settled its entire debt obligations due to Elan by the payment of $17,195,000 (part of which represented the cost of acquiring Zelapar that was concurrently sold to Valeant) and the issuance of a loan note of $5,000,000 and 500,000 warrants. The loan note carried interest at 8% per annum and was repayable by installment commencing after one year of the balance sheet date. During September 2004, Elan sold its remaining interests in Amarin Investment Holding Limited, an entity controlled by Mr. Thomas Lynch, the Chairman of Amarin. These interests included the $5,000,000 loan note and 500,000 warrants. During October 2004, Mr. Lynch agreed to redeem $3,000,000 of the loan note for 2,717,391 ordinary shares with an option to redeem the remaining $2 million at the offering price of any future equity financing. Accordingly, a convertible loan note of $2,000,000 remained outstanding at 31 December 2004. This convertible loan note carried daily interest of 8% per annum payable half yearly. During May 2005, AIHL redeemed the remaining $2 million of the loan note and subscribed for 1,538,461 ordinary shares.

26.	Creditors: amounts falling due after more than one year

	Group			Company
	2006	2005	2004	2006	2005	2004
	$’000	$’000	$’000	$’000	$’000	$’000

Obligations under finance leases	—	14	—	—	—	—
Other creditors	116	151	—	116	151	—

	116	165	—	116	151	—

Analysis of repayments

The future minimum lease payments to which the Group and the Company are committed under finance leases are as follows:

	Group			Company
	2006	2005	2004	2006	2005	2004
	$’000	$’000	$’000	$’000	$’000	$’000

Less than one year	—	13	—	—	—	—
Between one and two years	—	15	—	—	—	—
Less: interest	—	(3)	—	—	—	—

	—	25	—	—	—	—

Less: current maturities	—	(11)	—	—	—	—

Long-term maturity	—	14	—	—	—	—

Finance lease was disposed of at December 23, 2006.

27.	Convertible loan note

	Group			Company
	2006	2005	2004	2006	2005	2004
	$’000	$’000	$’000	$’000	$’000	$’000

Convertible loan note	—	—	2,000	—	—	2,000

A loan note of $2,000,000 remained outstanding at 31 December 2004. This loan note carried daily interest of 8% per annum payable half yearly. The loan note matures in January 2009. AIHL redeemed the remaining $2 million of the loan note and subscribed for 1,538,461 ordinary shares as part of the registered direct offering completed in May 2005.

28.	Provisions for liabilities and charges

Group and Company

	National	Mill Valley
	insurance	lease provision	Total
	$’000	$’000	$’000

At 1 January 2004	—	—	—
Charged to the profit and loss account	32	655	687

At 31 December 2004 and at 1 January 2005	32	655	687
(Released) to the profit and loss account	(17)	(655)	(672)

At 31 December 2005 and 1 January 2006	15	—	15
Charged to the profit and loss account	218	—	218
(Released) to the profit and loss account	(114)	—	(114)

At 31 December 2006	119	—	119

Following the disposal of Amarin’s U.S. operations, Amarin remained liable for costs associated with the vacant U.S. head quarters, based in Mill Valley, California. The lease was Amarin’s obligation through to 31 October 2007. In November 2005, Amarin signed an agreement with the landlord terminating the lease on payment of a $500,000 termination penalty. The excess provision was released to the income statement. $300,000 of this penalty was paid in December 2005. The remaining balance is due within 30 days of the 22 December 2005 financing. At 31 December 2005, included in other creditors due within one year is an amount for $200,000 which relates to the remaining balance. The final balance was paid on 19 January 2006.

The provision for employer’s National Insurance contributions shown above relates to amounts due on the exercise of certain share options held by employees provided in accordance with UITF 25 which will accumulate over the vesting period of relevant options.

29.	Financial Instruments

The Group has available financial instruments including preference shares, borrowings, finance leases, provisions, cash and other liquid resources, and various items, such as trade debtors, trade creditors, that arise directly from its operations. The main purpose of these financial instruments is to raise finance for the Group’s operations.

It is, and has been throughout the year under review, the Group’s policy not to enter into derivative instruments. This was also the case in the 2005 and 2004 financial years. The Group has held ordinary shares in other companies as current asset investments and these are shown as appropriate on the balance sheet. However, the holding of investments in other companies is not a principal activity of the Group and during the last three years the majority of these holdings have been provided against where no market exists for them, or sold where possible. At 31 December 2006, the value of traded shares in other companies was $nil (2005 and 2004: $nil) and the gain made in the year on the sale of current asset investments credited to the profit and loss account was $nil (2005 and 2004: $nil).

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

In February 2004, the Group disposed of its remaining overseas operations based in the U.S. In 2004, the U.S. sales accounted for all of the Group’s total revenues. In order to protect the Group’s liquidity from fluctuations in the U.S. dollar/sterling exchange rate, the bulk of the Group’s borrowings were denominated in U.S. dollars. During February 2004, the American subsidiary was sold. The U.S. business was supported by U.S. dollar loans held by Group companies with the U.S. dollar as their local currency.

The balance sheet positions at 31 December 2006, 2005 and 2004 may not be representative of the position throughout the period as cash and short-term investments, loans and shares fluctuate considerably depending on when fund-raising activities have occurred. Short-term debtors and creditors have been excluded from all the following disclosures, other than currency risk disclosures, as permitted by Financial Reporting Standard 13 (“Derivatives and other financial instruments”).

Liquidity risk

The Group has historically financed its operations through a number of equity finances. The Group has, where possible, entered into long term borrowing facilities in order to protect short term liquidity. More recently, Amarin has raised finance by offerings of ordinary shares and intends to obtain additional funding through earning license fees from existing and new partners for its drug development pipeline, the receipt of proceeds from the exercise of outstanding warrants and options and/or completing further equity-based financings.

Credit risk

The Group is exposed to credit-related losses in the event of non-performance by third parties to financial instruments. The Group does not expect any third parties to fail to meet their obligations given the policy of selecting only parties with high credit ratings and minimizing its exposure to any one institution.

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

	2006				2005				2004
	Floating	Fixed	No		Floating	Fixed	No		Floating	Fixed	No
	Rate	Rate	Interest	Total	Rate	Rate	Interest	Total	Rate	Rate	Interest	Total
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000

Sterling	—	—	116	116	—	25	151	176	—	—	—	—
U.S. Dollar	—	—	—	—	—	—	—	—	—	2,000	—	2,000

Financial liabilities	—	—	116	116	—	25	151	176	—	2,000	—	2,000

In February 2004, all debt obligations due to Elan were settled by a cash payment of $17,195,000 (part of which represented the cost of acquiring Zelapar that was concurrently sold to Valeant) and the issuance of a loan note for $5,000,000 and 500,000 warrants. The loan note carried interest at 8% per annum and was repayable by installment commencing after one year of the balance sheet date. During September 2004, Elan sold its remaining interests in Amarin to Amarin Investment Holding Limited, an entity controlled by Mr. Thomas Lynch, the Chairman of Amarin. These interests included the $5,000,000 loan note and 500,000 warrants. During October 2004, Mr. Lynch agreed to convert $3,000,000 of the loan note into 2,717,391 ordinary shares with the option to convert the remaining $2 million at the offering price of any future equity financing. As part of the registered direct offering completed in May 2005, AIHL redeemed the remaining $2 million of the loan note and subscribed for 1,538,461 ordinary shares.

Interest rate risk profile of financial assets

The Group’s financial assets, other than short-term debtors, which have been excluded, comprise cash, short-term deposits and current asset investments.

	2006				2005				2004
	Floating	Fixed	No		Floating	Fixed	No		Floating	Fixed	No
	Rate	Rate	Interest	Total	Rate	Rate	Interest	Total	Rate	Rate	Interest	Total
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000

Sterling	23,773	—	—	23,773	3,429	—	—	3,429	8,105	—	—	8,105
Euro	5,102	—	—	5,102	548	—	—	548	34	—	—	34
U.S. Dollar	7,927	—	—	7,927	29,930	—	—	29,930	2,850	—	—	2,850

Total	36,802	—	—	36,802	33,907	—	—	33,907	10,989	—	—	10,989

The floating rate financial assets comprise cash balances. The majority of cash is generally held in floating rate accounts earning interest based on relevant national LIBID equivalents.

Foreign currency risk profile

In February 2004, the Group disposed of its U.S. operations and in October 2004 acquired Laxdale Limited, a development company based in Scotland.

At 31 December 2006, Group companies with U.S. dollar as their local currency held the following monetary assets and liabilities in the following currencies, other than their local currency:

	Monetary Assets	Monetary Liabilities
	$’000	$’000

Sterling	23,342	2,198
Euro	4,647	129

	27,989	2,327

At 31 December 2005, the Group companies with U.S. Dollars as their local currency held sterling monetary assets of $4,460,000 and monetary liabilities of $2,994,000. At 31 December 2004, the Group companies held sterling monetary assets of $609,000 and monetary liabilities of $2,789,000.

At 31 December 2006, Group companies with sterling as their local currency held the following monetary assets and liabilities in the following currencies, other than their local currency:

	Monetary Assets	Monetary Liabilities
	$’000	$’000

Euro	—	344
U.S. Dollar	481	2,373

	481	2,717

At 31 December 2005, Group companies with sterling as their local currency held monetary assets of $108,000 in euro and $565,000 in U.S. dollars and monetary liabilities of $733,000 in U.S. dollars in currencies other than their local currency.

At 31 December 2004, Group companies with sterling as their local currency held monetary liabilities of $50,000 in euro, $250,000 in yen and $77,000 in U.S. dollars in currencies other than their local currency.

At 31 December 2006, Group companies with Euros as their local currency held the following monetary assets and liabilities in currencies other than their local currency:

	Monetary Assets	Monetary Liabilities
	$’000	$’000

Sterling	—	241
U.S. Dollar	—	7

	—	248

At 31 December 2005 and 2004, Group companies with Euros as their local currency held no monetary assets and liabilities in currencies other than their local currency.

The Group expects the primary currency to continue to be U.S. dollars as the level of U.S. dollar denominated monetary assets and liabilities, including cash balances, increases as a result of future equity financings and/or license fees from partnering its drug development pipeline, together with the ongoing Phase III U.S. trials for Huntington’s disease. We hold, and will continue to hold funds in currencies other than the U.S. dollar, principally sterling and euro, to meet future expenditure requirements.

Fair values

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

Maturity risk profile

	2006			2005			2004
		Finance			Finance			Finance
	Debt	Leases	Total	Debt	Leases	Total	Debt	Leases	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

In one year or less	—	—	—	—	11	11	—	—	—
In more than one year but less than two years	—	—	—	—	14	14	—	—	—
In more than two years but not more than five years	—	—	—	—	—	—	2,000	—	2,000

Total	—	—	—	—	25	25	2,000	—	2,000

At 31 December 2006, 2005 and 2004, the Group had no overdraft facilities. The Group has no undrawn committed borrowing facilities as at 31 December 2006 (2005: nil, 2004: nil).

See note 42 for details of the renegotiation of the other loan and deferred consideration during 2004.

30.	Called-up share capital

	2006	2005	2004
	$’000	$’000	$’000

Authorized
1,559,144,066 ordinary shares of £0.05 each (1,559,144,066 ordinary shares of £0.05 each for 31 December 2005 and 31 December 2004.)	125,319	125,319	125,319
Nil deferred shares of £0.95 each (31 December 2005: nil and 31 December 2004: 17,939,786)	—	—	27,509
Nil 3% cumulative convertible preference shares of £1 each (31 December 2005: nil and 31 December 2004: 5,000,000	—	—	8,050
440,855,934 preference shares of £0.05 (31 December 2005: 440,855,434 and 31 December 2004: nil)	40,566	40,566	—

	165,885	165,885	160,878

Allotted, called up and fully paid
90,684,230 ordinary shares of £0.05 each (31 December 2005: 77,548,908, 31 December 2004:
37,632,123, ordinary shares of £0.05 each)	7,990	6,778	3,206

Issue of share capital

On 23 January 2006, the Group issued a total of 840,000 ordinary £0.05 shares in consideration for $2,100,000 (nominal value of $75,000) in a private equity placement, the proceeds of which will be used to fund the combined operations of the Amarin Group.

On March 31, 2006 the Group issued 2,383,293 ordinary £0.05 shares in consideration for $4,171,000 (nominal value $207,000) raised in a registered direct financing which was completed pursuant to pre-existing contractual commitments arising from a previously completed financing in May 2005, the proceeds of which were used to fund the combined operations of the Amarin group.

On October 23, 2006 the Group issued 8,965,600 ordinary £0.05 shares in consideration for $18,738,000 (nominal value $845,000) raised in a private offering of equity, the proceeds of which will be used to fund the combined operations of the Amarin group.

In the twelve months to December 31, 2006, the Group issued 694,693 shares due to the exercise of share options of nominal value $62,000 in aggregate for a total consideration of $1,037,000.

In the twelve months to December 31, 2006, the Group issued 251,788 shares due to the exercise of warrants of nominal value $23,000 in aggregate for a total consideration of $360,000. These warrants were issued as part of the financing completed in December 2005.

On 22 December 2005, the Group issued a total of 26,100,098 ordinary £0.05 shares in consideration for $26,361,000 (nominal value of $2,307,000) raised in a private offering of equity, the proceeds of which were used to fund the combined operations of Amarin and Amarin Neuroscience Limited.

At an extraordinary general meeting of the Group on September 12, 2005 the Group reduced its authorized share capital from £100,000,000 to £77,957,203 by removal of the existing class of 3% cumulative convertible preference shares and the existing class of deferred shares, none of which were in issue and the Group subsequently increased its authorized share capital back to £100,000,000 by the creation of 440,855,934 new preference shares of £0.05 each.

On 24 May 2005, the Group issued a total of 13,677,110 ordinary £0.05 shares as follows:

•	12,138,649 shares in consideration for $15,780,000 (nominal value of $1,111,000) raised in the 24 May 2005 registered direct offering of equity, the proceeds of which were used to fund the combined operations of Amarin and Amarin Neuroscience Limited; and

•	1,538,461 shares in consideration of the redemption of $2,000,000 (nominal value $141,000) of debt into equity on 24 May 2005.

In January 2005, the Group issued 102,000 shares due to the exercise of share options of nominal value $9,000 in aggregate for a total consideration of $307,000. In February 2005, the Group issued 37,577 shares due to the exercise of share options of nominal value $4,000 in aggregate for a total consideration of $90,000.

On 21 June 2004, each of the issued ordinary shares of £1 each was sub-divided and converted into one ordinary share of £0.05 and one deferred share of £0.95. Additionally, each authorized but unissued share of £1 each was sub-divided into 20 ordinary shares of £0.05 each.

A fresh issue of one ordinary £0.05 share was made for a consideration of £1. These proceeds were used by the Group to purchase the deferred shares in issue. The deferred shares were then cancelled by the Group and accordingly a transfer was made for the amount of $27,633,000 to the capital redemption reserve. Following these transactions, at 30 June 2004, there were 17,939,787 allotted, called up and fully paid ordinary shares of £0.05. Subsequently, the Group issued shares during October 2004 as follows:

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

The issuance of preference shares could adversely affect the voting power of holders of ordinary shares and reduce the likelihood that ordinary shareholders will receive dividend payments and payments upon liquidation. The issuance could have the effect of decreasing the market price of our ordinary shares. The issuance of preference shares also could have the effect of delaying, deterring or preventing a change in control of the Group.

Amarin’s board of directors will fix the rights, preferences, privileges, qualifications and restrictions of the preference shares of each series that the Group sells under this prospectus and applicable prospectus supplements in the certificate of designation relating to that series. The Group will incorporate by reference into the registration statement, the form of any certificate of designation that describes the terms of the series of preference shares Amarin are offering before the issuance of the related series of preference shares. This description will include:

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

The Group’s articles of association and English Law provide that the holders of preference shares will have the right to vote separately as a class on any proposal involving changes that would adversely affect the powers, preferences, or special rights of holders of that preference share.

31.  Options and warrants over shares of Amarin Corporation plc

Number of share				Number of share
options outstanding				options repriced
over £0.05 Ordinary		Date Option	Exercise price per	at US$5.00 per
Shares*	Note	Granted	Ordinary Share*	Ordinary Share
			US$	(Note 1)

100,000	1	23 November 1998	25.00	100,000
250,000	2	23 November 1998	5.00	—
5,000	3	2 March 1999	7.22	—
5,500	4	7 September 1999	3.00	—
37,500	4	1 April 2000	3.00	—
10,000	3	7 April 2000	3.00	—
5,000	4	23 May 2000	3.00	—
3,293	4	26 September 2000	3.00	—
10,000	3	19 February 2001	6.13	—
45,000	5	4 June 2001	8.65	—
15,000	5	2 July 2001	10.00	—
6,000	5	27 July 2001	12.88	—
186,500	6,7	23 January 2002	17.65	—
80,000	8	18 February 2002	13.26	—
20,000	7	1 May 2002	19.70	—
15,000	7	1 May 2002	21.30	—
5,000	7	19 July 2002	8.81	—
15,000	7	5 September 2002	3.33	—
60,000	7	6 November 2002	3.46	—
221,667	9	6 November 2002	3.10	—
105,933	10	24 February 2003	3.17	—
40,000	6	29 April 2003	2.82	—
10,000	7	2 July 2003	3.37	—
70,000	6	21 November 2003	2.38	—
375,000	6	7 July 2004	0.85	—
170,000	11	21 July 2004	0.84	—
221,791	12	8 October 2004	1.25	—
19,125	13	8 October 2004	1.25	—
20,000	6	29 November 2004	2.40	—
100,000	6	28 February 2005	3.04	—
100,000	14	28 February 2005	3.04	—
350,000	15	28 February 2005	3.04	—
10,000	6	28 March 2005	2.43	—
500,000	16	10 June 2005	1.30	—
200,000	17	28 June 2005	1.09	—
160,000	6	28 June 2005	1.09	—
20,000	6	13 July 2005	1.37	—
20,000	6	1 September 2005	1.44	—
10,000	6	9 September 2005	1.42	—
20,000	6	20 September 2005	1.49	—
100,000	6	27 September 2005	1.50	—
10,000	18	28 October 2005	1.38	—
325,000	19	2 December 2005	1.16	—
10,000	6	10 December 2005	1.18	—
120,000	6	11 January 2006	1.35	—
431,000	6	12 January 2006	1.53	—
500,000	6	16 January 2006	1.95	—
80,000	6	27 January 2006	2.72	—
100,000	6	3 February 2006	3.46	—
20,000	6	20 March 2006	3.26	—
30,000	6	7 April 2006	2.86	—
40,000	6	5 May 2006	2.95	—
20,000	6	6 June 2006	2.38	—
10,000	6	10 July 2006	2.40	—
10,000	6	28 July 2006	2.45	—
10,000	6	20 September 2006	2.65	—
10,000	6	25 October 2006	2.23	—
3,521,666	6	8 December 2006	2.30	—

8,964,975				100,000

Notes:

*	On 21 June 2004, each of the issued ordinary shares of £1 each was sub-divided and converted into one ordinary share of £0.05 and one deferred share of £0.95. Additionally, each authorized but unissued share of £1 each was sub-divided into 20 ordinary shares of £0.05 each.

A fresh issue of one ordinary £0.05 share was made for a consideration of £1. These proceeds were used by the Group to purchase the deferred shares in issue. The deferred shares were then cancelled by the Group and accordingly a transfer was made for the amount of $27,633,000 to the Capital Redemption Reserve. These changes do not affect the exercise prices of options.

During 2002, the nominal value of ordinary shares was converted from 10p to £1 each, resulting in the number of shares reducing by a factor of 10 and increasing the exercise price by a factor of 10.

1.	When granted these options were to become exercisable in tranches upon the Group’s share price achieving certain pre-determined levels. On 9 February 2000, the Group’s remuneration committee approved the re-pricing of these 100,000 options to an exercise price of US$0.50 per share (US$5.00 per share following the conversion of the nominal value of ordinary shares from 10p to £1 in 2002; the 2004 conversion discussed above has no effect on the exercise price), and the Group entered into an amendment agreement on the same day amending the exercise price and also removing the performance criteria attached to such options. These options are currently exercisable and remain exercisable until 23 November 2008.

2.	Of these options 80% became exercisable immediately and 20% after six months from date of grant and are exercisable until ten years from date of grant.

3.	These options are exercisable now and remain exercisable until 30 November 2008.

4.	These options were granted to a former employee of Amarin Corporation plc, are now exercisable and expire on 30 November 2008.

5.	These options become exercisable in tranches of 33% over three years on the date of the grant then on the first and second anniversaries of the date of grant and remain exercisable for a period of ten years from the date of grant.

6.	These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant.

7.	These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date employment commences. The options expire 10 years from the date of the grant.

8.	These options became exercisable in October 2005 and expire on 31 March 2009.

9.	These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant. Of these options 26,667 were immediately vested in October 2005 and expiry dated 31 March 2009.

10.	These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant. Of these options 65,933 were immediately vested in October 2005 and expiry dated 31 March 2009.

11.	These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant. Of these options 125,000 were immediately vested in October 2005 and expiry dated 31 March 2009.

12.	Of these options, 40,000 were issued to a consultant and 221,791 were issued to employees of Amarin Neuroscience Limited (formerly Laxdale Limited) on the date of acquisition by the Group and become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant. Of these options, 5,125 were immediately vested in June 2005 with expiry dated 31 January 2007.

13.	These options were issued to employees of Amarin Neuroscience Limited (formerly Laxdale Limited) on the date of acquisition by the Group in consideration of the cancellation of a comparable number of stock options (in value terms) previously held by these employees in Amarin Neuroscience Limited. All these options are fully vested.

14.	These options became exercisable on the date of grant and expire 10 years from the date of the grant.

15.	These options become exercisable, subject to performance criteria, in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant.

16.	These options become exercisable in tranches of 50% on the second anniversary, 25% on the third anniversary and 25% on the fourth anniversary of the date of grant and expire 10 years from the date of the grant.

17.	These options became exercisable on the date of grant and expire 4 years from the date of grant.

18.	These options became exercisable on the date of grant and expire 5 years from the date of grant.

19.	These options were granted prior to commencement of employment and become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant.

Warrants in shares of Amarin Corporation plc

At 31 December 2006, warrants have been granted over ordinary shares as follows:

			Exercise price per
Number of warrants outstanding	Note	Date warrant granted	ordinary share

313,234	1	27 January 2003	US$3.48
500,000	2	25 February 2004	US$1.90
8,883,246	3	21 December 2005	US$1.43
294,000	4	26 January 2006	US$3.06

9,990,480

(1)	During January 2003, via the private placement referred to in note 30, 313,234 warrants were issued to Security Research Associates Inc. and may be exercised between 27 January 2004 and 26 January 2008.

(2)	In February 2004, all debt obligations due to Elan were settled by a cash payment of $17,195,000 (part of which represented the cost of acquiring Zelapar that was concurrently sold to Valeant) and the issuance of a loan note for $5,000,000 and 500,000 warrants granted to Elan at a price of $1.90 and exercisable from 25 February 2004 to 25 February 2009. During September 2004, Elan sold its remaining interests in Amarin to Amarin Investment Holding Limited, an entity controlled by Amarin’s Chairman, Mr Thomas Lynch. These interests included Elan’s equity interest, the $5,000,000 loan note and the 500,000 warrants.

(3)	During December 2005, via the private placement referred to in note 30, 9,135,034 warrants were issued to those investors at a rate of approximately 35% of shares acquired. These warrants were granted at a price of $1.43 and are exercisable from 19 June 2006 to 21 December 2010. If our trading market price is equal to or above $4.76, as adjusted for any stock splits, stock combinations, stock dividends and other similar events, for each of any twenty consecutive trading days, then the Group at any time thereafter shall have the right, but not the obligation, on 20 days’ prior written notice to the holder, to cancel any unexercised portion of this warrant for which a notice of exercise has not yet been delivered prior to the cancellation date.

(4)	During January 2006, via the private placement referred to in note 30, 290,000 warrants were issued to those investors at a rate of approximately 35% of shares acquired. These warrants were granted at a price of $3.06 and are exercisable from 25 July 2006 to 26 January 2011. If our trading market price is equal to or above $10.20, as adjusted for any stock splits, stock combinations, stock dividends and other similar events, for each of any twenty consecutive trading days, then the Group at any time thereafter shall have the right, but not the obligation, on 20 days’ prior written notice to the holder, to cancel any unexercised portion of this warrant for which a notice of exercise has not yet been delivered prior to the cancellation date.

32. Share-based compensation

The Amarin Corporation plc 2002 Stock Option Plan came into effect on January 1, 2002. The term of the plan is ten years, and no award shall be granted under the plan after January 1, 2012.

The plan is administered by the remuneration committee of our board of directors. A maximum of 8,000,000 Ordinary Shares may be issued under the plan. This limit was increased to 8,986,439 Ordinary Shares by the Remuneration Committee of the Group on December 6, 2006, pursuant to section 4(c) of the Plan to prevent dilution of the potential benefits available under the Plan as a result of certain discounted share issues. This limit was further increased to 12,000,000 Ordinary Shares at an Extraordinary General Meeting held on January 25, 2007. Employees, officers, consultants and independent contractors are eligible persons under the plan.

Effective January 1, 2006, FRS 20 was adopted and the comparative amounts were restated where applicable. The operating loss includes a non cash charge of $2.2 million for the year ended 31 December 2006 in respect of share-based compensation. The charge for the year is spilt $1.5 million and $0.7 million between selling, general and administration and research and development respectively. The corresponding figures the years ended 31 December 2005 and 2004 are $1.8 million (spilt $1.2 million and $0.6 million between selling, general and administration and research and development respectively) and $0.8 million (spilt $0.5 million and $0.3 million between selling, general and administration and research and development respectively). There was no stock based compensation charge prior to the adoption of FRS 20. The adoption of FRS 20 has no impact on the net assets of the Group.

A summary of activity under the 2002 Stock Option Plan for the years ended December 31, 2006, December 31, 2005 and December 31, 2004 is as follows:

		2006		2005		2004
		Weighted		Weighted		Weighted
		average		average		average
	2006	exercise	2005	exercise	2004	exercise
	Options	price	Options	price	Options	price
		$		$		$
Outstanding at January 1,	4,821,952	3.55	4,173,924	6.08	3,282,519	8.92
Granted	4,907,666	2.22	1,985,000	1.74	1,338,891	1.04
Exercised	(694,643)	1.49	(139,577)	3.31	—	—
Forfeited	(70,000)	8.79	(1,197,395)	9.40	(447,486)	11.82

Outstanding at December 31,	8,964,975	2.95	4,821,952	3.55	4,173,924	6.08

Exercisable at December 31,	2,677,308	5.02	2,359,974	5.66	2,193,153	8.89

During the 12 months ended December 31, 2006, December 31, 2005 and December 31, 2004 all options were granted at the market price. Options outstanding and exercisable at the 12 months ended December 31, 2006, December 31, 2005 and December 31, 2004 had the following attributes:

		2006		2005		2004
		Weighted		Weighted		Weighted
		average		average		average
	2006	exercise	2005	exercise	2004	exercise
	options	price	options	price	options	price
		$		$		$

Outstanding at 31 December
Options granted at market price	7,919,515	2.15	3,558,158	1.89	1,629,824	2.07
Options granted at a discount to the market price	597,793	8.52	781,127	7.57	1,652,093	8.59
Options granted at a premium to market price	447,667	9.66	482,667	9.25	892,007	8.77

Exercisable at 31 December
Options granted at market price	1,631,848	2.47	1,143,958	2.60	278,099	5.20
Options granted at a discount to the market price	597,793	8.52	736,682	8.03	1,287,579	9.20
Options granted at a premium to market price	447,667	9.66	479,334	9.29	627,425	9.89

The weighted average fair value of the stock options granted during the year ended December 31, 2006 was $1.58 (December 31, 2005: $1.07; December 31, 2004: $0.77).

For the 12 months ended December 31, 2006, we received $1,037,000 from the exercise of share options. There were no option expirations in the period.

The following assumptions were used to estimate the fair values of options granted:

	Year ended 31	Year ended 31	Year ended 31
	December	December	December
	2006	2005	2004

Options granted at the market price risk free interest rate (percentage)	4.47	3.95	3.26
Volatility (percentage)	98%	106%	108%
Expected forfeiture rate (percentage)	5%	—	—
Dividend yield	—	—	—
Expected option life	—	—	—
Forced exercise rate (percentage)	10%	10%	10%
Minimum gain for voluntary exercise rate (percentage)	33%	33%	33%
Voluntary early exercise at a minimum gain rate (percentage)	50%	50%	50%

Employee stock options generally vest over a three-year service period. Employee Stock Options are equity settled. Compensation expense recognized for all option grants is net of estimated forfeitures and is recognised over the awards’ respective requisite service periods. The fair values relating to all options granted were estimated on the date of grant using the Binomial Lattice option pricing model. Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility. This is based on analysis of daily price changes over a four year measurement period from the period end, December 31, 2006. We used historical exercise data based on the age at the grant of the option holder to estimate the option’s expected term, which represents the period of time that the options granted are expected to be outstanding. The risk free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. We recognize compensation expense for the fair values of those awards which have graded vesting on an accelerated recognition basis.

In 2006, the Group accelerated the vesting of 118,750 options held by terminated employees. In 2005, the Group accelerated the vesting of 412,600 options held by terminated employees. In 2004 the Group accelerated the vesting of 1,228,760 options held by terminated employees. The Group recorded an expense of $84,000, $737,000 and $362,000 in 2006, 2005 and 2004 respectively for options with accelerated vesting terms. The unvested component of these options has been expensed in the period in which the employees were terminated.

		Number	Number	Number	Number	Number	Number
		Outstanding at	Exercisable at	Outstanding at	Exercisable at	Outstanding at	Exercisable at
Exercise	Date of	31 December	31 December	31 December	31 December	31 December	31 December
Price($)	Expiry	2006	2006	2005	2005	2004	2004
2.30	7-Dec-16	3,521,666	—	—	—	—	—
2.23	24-Oct-16	10,000	—	—	—	—	—
2.65	19-Sep16	10,000	—	—	—	—	—
2.45	27-Jul-16	10,000	—	—	—	—	—
2.40	9-Jul-16	10,000	—	—	—	—	—
2.38	5-Jun-16	20,000	—	—	—	—	—
2.95	4-May-16	40,000	—	—	—	—	—
2.86	6-Apr-16	30,000	—	—	—	—	—
3.26	19-Mar-16	20,000	—	—	—	—	—
3.46	3-Feb-16	100,000	—	—	—	—	—
2.72	27-Jan-16	80,000	—	—	—	—	—
1.95	16-Jan-16	500,000	—	—	—	—	—
1.53	12-Jan-16	431,000	—	—	—	—	—
1.35	11-Jan-16	120,000	—	—	—	—	—
1.18	12-Dec-15	10,000	3,333	10,000	—	—	—
1.16	2-Dec-15	325,000	108,333	325,000	—	—	—
1.50	27-Sep-15	100,000	33,333	100,000	—	—	—
1.49	20-Sep-15	20,000	6,667	20,000	—	—	—
1.42	9-Sep-15	10,000	3,333	10,000	—	—	—
1.44	1-Sep-15	20,000	6,667	20,000	—	—	—
1.37	13-Jul-15	20,000	6,667	20,000	—	—	—
1.09	28-Jun-15	200,000	200,000	200,000	200,000	—	—
1.09	28-Jun-15	160,000	53,333	160,000	—	—	—
1.30	10-Jun-15	500,000	—	500,000	—	—	—
2.43	28-Mar-15	10,000	3,333	10,000	—	—	—
3.04	28-Feb-15	550,000	316,667	550,000	100,000	—	—
2.40	28-Nov-14	20,000	13,333	20,000	6,667	20,000	—
1.25	7-Oct-14	40,000	26,667	40,000	13,334	576,391	111,391
0.84	20-Jul-14	170,000	113,333	357,500	135,833	367,500	10,000
0.84	6-Jul-14	375,000	250,000	375,000	125,000	375,000	—
2.38	21-Nov-13	70,000	70,000	70,000	70,000	90,000	29,700
3.37	22-Jul-13	10,000	10,000	20,000	16,667	33,000	10,890
2.82	28-Apr-13	40,000	40,000	40,000	26,667	40,000	13,200
2.82	30-Mar-13	—	—	133,334	88,889	200,000	66,000
2.82	28-Feb-13	—	—	—	—	20,000	6,600
3.17	23-Feb-13	40,000	40,000	105,933	70,622	120,933	39,908
6.13	18-Feb-13	10,000	10,000	20,000	20,000	20,000	20,000
3.10	5-Nov-12	195,000	195,000	236,667	236,667	367,167	246,002
3.33	16-Aug-12	15,000	15,000	15,000	15,000	171,200	114,704
3.46	18-Jul-12	60,000	60,000	60,000	60,000	148,340	99,388
8.81	15-May-12	5,000	5,000	5,000	5,000	5,000	3,350
12.00	28-Apr-12	—	—	—	—	3,500	2,345
15.75	31-Mar-12	—	—	—	—	20,000	13,400
13.26	3-Mar-12	80,000	80,000	80,000	80,000	80,000	53,600
13.26	3-Mar-12	—	—	—	—	20,000	13,400

		Number	Number	Number	Number	Number	Number
		Outstanding at	Exercisable at	Outstanding at	Exercisable at	Outstanding at	Exercisable at
Exercise	Date of	31 December	31 December	31 December	31 December	31 December	31 December
Price($)	Expiry	2006	2006	2005	2005	2004	2004
17.65	17-Feb-12	—	—	—	—	20,000	13,400
12.77	13-Feb-12	—	—	—	—	10,000	6,700
19.70	10-Feb-12	20,000	20,000	20,000	20,000	20,000	13,400
16.80	3-Feb-12	—	—	—	—	20,000	13,400
17.65	22-Jan-12	186,500	186,500	201,500	201,500	344,600	230,882
17.37	1-Jan-12	—	—	—	—	64,000	44,200
16.00	11-Dec-11	—	—	35,000	35,000	95,000	95,000
21.30	30-Sep-11	15,000	15,000	15,000	15,000	15,000	15,000
17.03	30-Aug-11	—	—	—	—	15,000	15,000
12.88	26-Jul-11	6,000	6,000	6,000	6,000	6,000	6,000
10.00	1-Jul-11	15,000	15,000	15,000	15,000	395,000	395,000
8.65	3-Jun-11	45,000	45,000	45,000	45,000	45,000	45,000
1.38	28-Oct-10	10,000	10,000	10,000	10,000	—	—
1.15	31-Mar-09	—	—	40,000	40,000	—	—
1.25	31-Mar-09	195,791	195,791	434,600	205,710	—	—
3.17	31-Mar-09	65,933	65,933	—	—	—	—
3.10	31-Mar-09	26,667	26,667	—	—	—	—
7.22	30-Nov-08	5,000	5,000	5,000	5,000	5,000	5,000
3.00	30-Nov-08	51,293	51,293	51,293	51,293	61,293	61,293
3.00	30-Nov-08	10,000	10,000	10,000	10,000	—	—
5.00	23-Nov-08	250,000	250,000	250,000	250,000	250,000	250,000
25.00	23-Nov-08	100,000	100,000	100,000	100,000	100,000	100,000
1.25	31-Jan-07	5,125	5,125	80,125	80,125	—	—
5.40	3-Dec-04	—	—	—	—	30,000	30,000

		8,964,975	2,677,308	4,821,952	2,359,974	4,173,924	2,193,153

33.	Share premium account and reserves

Group

	Capital		Share	Profit and
	redemption	Treasury	premium	loss
	reserve	shares	account	account*	Total
	$’000	$’000	$’000	$’000	$’000

At 1 January 2004	—	—	70,223	(105,659)	(35,436)
Premium on share issues	—	—	17,805	—	17,805
Redemption of deferred shares	27,633	—	—	—	27,633
Share issuance costs	—	—	(953)	—	(953)
Share based compensation	—	—	—	783	783
Profit for the year	—	—	—	3,872	3,872
Treasury shares	—	(217)	—	—	(217)

At 31 December 2004 and at 1 January 2005	27,633	(217)	87,075	(101,004)	13,487
Premium on share issues	—	—	40,966	—	40,966
Share issuance costs	—	—	(3,944)	—	(3,944)
Share based compensation	—	—	—	1,840	1,840
Loss for the year	—	—	—	(20,547)	(20,547)

At 31 December 2005	27,633	(217)	124,097	(119,711)	31,802
Premium on share issues	—	—	25,212	—	25,212
Share issuance costs	—	—	(2,450)	—	(2,450)
Share based compensation	—	—	—	2,201	2,201
Loss for the year	—	—	—	(26,920)	(26,920)

At 31 December 2006	27,633	(217)	146,859	(144,430)	29,845

Included in profit and loss reserves are share based compensation credits of $4,824,000, $2,623,000 and $783,000 for December 31, 2006, December 31, 2005 and December 31, 2004 respectively.

*	As restated for the non-cash compensation expense due to the adoption of Financial Reporting Standard 20 “Share-based payments”, effective January 1, 2006, see note 32.

Capital redemption reserve

On 21 June 2004, each of the issued ordinary shares of £1 each was sub-divided and converted into one ordinary share of £0.05 and one deferred share of £0.95. Additionally, each authorized but unissued share of £1 each was sub-divided into 20 ordinary shares of £0.05 each.

A fresh issue of one ordinary £0.05 share was made for a consideration of £1. These proceeds were used by the Group to purchase the deferred shares in issue. The deferred shares were then cancelled by the Group and accordingly a transfer was made for the amount of $27,633,000 to the capital redemption reserve.

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

Company

	Share	Capital	Profit
	premium	redemption	and loss
	account	reserve	account*	Total
	$’000	$’000	$’000	$’000

At 1 January 2004	67,497	—	(114,917)	(47,420)
Premium on share issue	17,805	—	—	17,805
Share issuance costs	(953)	—	—	(953)
Share based compensation	—	—	783	783
Redemption of deferred shares	—	27,633	—	27,633
Profit for the year	—	—	4,699	4,699

At 31 December 2004 and at 1 January 2005	84,349	27,633	(109,435)	2,547
Premium on share issue	40,966	—	—	40,966
Share issuance costs	(3,944)	—	—	(3,944)
Share based compensation	—	—	1,840	1,840
Loss for the year	—	—	(11,003)	(11,003)

At 31 December 2005	121,371	27,633	(118,598)	30,406
Premium on share issues	25,212	—	—	25,212
Share issuance costs	(2,450)	—	—	(2,450)
Share based compensation	—	—	2,201	2,201
Loss for the year	—	—	(4,528)	(4,528)

At 31 December 2006	144,133	27,633	(120,925)	50,841

Included in profit and loss reserves are share based compensation credits of $4,824,000, $2,623,000 and $783,000 for December 31, 2006, December 31, 2005 and December 31, 2004 respectively.

*	As restated for the non-cash compensation expense due to the adoption of Financial Reporting Standard 20 “Share-based payments”, effective January 1, 2006, see note 32.

34.	Capital commitments

Capital expenditure that has been contracted for but has not been provided for in the financial statements amounted to $nil at 31 December 2006 (31 December 2005: $nil, 31 December 2004: $nil).

35.  Financial commitments

The Group and Company had annual commitments under non-cancelable operating leases as follows:

	2006		2005		2004
	Land and buildings		Land and buildings		Land and buildings
	Group	Company	Group	Company	Group	Company
	$’000	$’000	$’000	$’000	$’000	$’000

Expiring within one year	59	—	244	—	—	—
Expiring between two and five years inclusive	922	433	250	250	810	537
Expiring in over five years	254	254	346	346	622	622

	1,235	687	840	596	1,432	1,159

Minimum payments under non-cancelable operating leases for the next five years are as set forth below:

	Land and buildings	Land and buildings
	Group	Company
	$’000	$’000

2007	1,235	687
2008	1,237	687
2009	1,106	687
2010	735	449
2011	559	273

	4,872	2,783

Minimum payments under non-cancelable operating leases for the years 2012 and beyond are $741,000 (Company: $741,000) which are for land and buildings.

On April 27, 2001 the Group acquired a nine year lease for premises in London, U.K.. In prior years the rental was £105,500 per annum (approximately $182,000). In November 2005, the rental on these premises was subject to review and was increased to £112,000 per annum (approximately $193,000). There was no increase during the financial year ended 31, 2006

The Group has annual commitments under non-cancelable operating leases relating to plant and machinery which expire between two and five years. The annual amount payable, per annum for rent is £1,667 (approximately $3,300).

On January 1, 2006 Amarin Pharmaceuticals Ireland Limited entered in an operating lease relating to land and buildings. This lease expires on June 30, 2007. The annual commitment under the lease is £30,000 (approximately $59,000).

On January 22, 2007 Amarin Pharmaceuticals Ireland Limited entered into a twenty year operating lease relating to land and buildings which can be cancelled after 5 years. The annual rent payable is £112,000 (approximately ($219,000).

On July 4, 2006 Amarin Neuroscience Limited entered into an operating lease relating to land and buildings which expires on 3 July 2009. The annual amount payable in year one is £130,500 (approximately $256,000) with an annual increase of 2% thereafter.

Amarin Neuroscience Limited has annual commitments under non-cancelable operating leases relating to plant and machinery which will expire within one year. The annual amount payable, per annum is £1,489 (approximately $3,000).

Following the acquisition of Laxdale Limited on 8 October 2004, further consideration may become payable upon marketing approval being obtained for approval of products (covered by Laxdale’s intellectual property) by the U.S. Food and Drug Administration (“FDA”) and European Medicines Agency (“EMEA”) approval. The first approval obtained in the U.S. and Europe would result in additional consideration of £7,500,000 payable (approximately $14,700,000 at 2006 year end exchange rates) for each approval to the vendors of Laxdale Limited. The second approval obtained in the U.S. and Europe would result in additional consideration of £5,000,000 payable (approximately $9,800,000 at 2006 year end exchange rates) for each approval, to the vendors of Laxdale Limited. Such additional consideration may be paid in cash or shares at the sole option of each of the vendors (see note 3).

36.  Contingent liabilities

The Group is not presently subject to any litigation where the potential risk of significant liability arising from such litigation is considered to be more than remote.

37.  Reconciliation of net cash flow to movement in net funds/(debt)

	2006	2005	2004
	$’000	$’000	$’000

Increase in cash in the year	795	23,745	8,520
Cash outflow from lease financing	11	8	—
Cash outflow from decrease in borrowings	—	—	6,300

Change in net funds resulting from cash flows	806	23,753	14,820
Other non-cash items	—	2,000	27,098
Foreign exchange differences on cash and borrowings	2,100	(827)	372
New finance leases	—	(33)	—
Disposal of finance leases	14	—	—

Movement in net funds in the year	2,920	24,893	42,290
Net funds/(debt) at 1 January	33,882	8,989	(33,301)

Net funds at 31 December	36,802	33,882	8,989

38.  Analysis of net funds/(debt)

			Other			Other			Other
	At 31		non	At 31		non	At 31		non	At 31
	December	Cash	cash	December	Cash	cash	December	Cash	cash	December
	2003	flow	changes	2004	flow	changes	2005	flow	changes	2006
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Cash at bank and in hand	2,097	8,520	372	10,989	23,745	(827)	33,907	795	2,100	36,802

Debt due after one year	—	—	(2,000)	(2,000)	—	2,000	—	—	—	—
Debt due within one year	(35,398)	6,300	29,098	—	—	—	—	—	—	—
Finance leases due after one year	—	—	—	—	8	(19)	(11)	11	—	—
Finance leases due within one year	—	—	—	—	—	(14)	(14)	14	—	—

	(35,398)	6,300	27,098	(2,000)	8	1,967	(25)	25	—	—
Current asset investments	—	—	—	—	—	—	—	—	—	—

Total	(33,301)	14,820	27,470	8,989	23,753	1,140	33,882	820	2,100	36,802

The disposal of API in February 2004 generated cashflows to enable Amarin to repay and restructure its debt as discussed below, in note 38.

Movements in finance lease obligations in 2006 relate to the disposal of a finance lease entered into by Amarin Neuroscience for plant and machinery in 2005.

Neither the disposal of API nor the acquisition of Laxdale had debt or finance leases associated with them and accordingly have been excluded from the table above.

39.  Major non-cash transactions

At 31 December 2006, translation gains of $2,171,000 arise on the translation of Amarin Corporation plc, Amarin Neuroscience Limited and Amarin Pharmaceuticals Ireland Limited’s euro and sterling cash balances in to U.S. Dollars.

At 31 December 2005, translation losses of $827,000 arise on the translation of Amarin and Amarin Neuroscience Limited’s sterling cash.

At 31 December 2004, the non-cashflow impact of translation gains of $409,000 on Amarin’s sterling cash balances held less translation losses of $37,000 on Amarin Neuroscience Limited’s sterling cash and overdraft balances gives rise the net movement of $372,000.

In February 2004, debt obligations due to Elan were settled by a cash payment of $17,195,000 (part of which represented the cost of acquiring Zelapar that was concurrently sold to Valeant) and the issuance of a loan note for $5,000,000 and 500,000 warrants. Amarin recorded a total gain on settlement of Elan debt of $24,608,000. The loan note carried interest at 8% per annum and was repayable by installment (30% on 31 January 2006, 30% on 31 January 2007 and 40% on 31 January 2009). During September 2004, Amarin reached agreement with Valeant to settle a dispute following the disposal of our U.S. operations and certain product rights. It was agreed that Valeant would pay Amarin, unconditionally $2,000,000 on 30 November 2004, of which $1,000,000 was paid to Elan. Amarin agreed to waive rights to future income from Valeant of $3,000,000 (due on successful completion of Zelapar safety studies) and $5,000,000 (due on approval by the U.S. Food and Drug Administration).

During September 2004, Elan sold its remaining interests in Amarin to Amarin Investment Holding Limited, an entity controlled by Mr. Thomas Lynch, the Chairman of Amarin. These interests included the $5,000,000 loan note and 500,000 warrants. During October 2004, Mr. Lynch redeemed $3,000,000 of the loan note for 2,717,391 ordinary shares with an option to redeem the remaining $2,000,000 at the offering price of any future equity financing. AIHL redeemed the remaining $2,000,000 of the loan note and subscribed for 1,538,461 ordinary shares as part of the registered direct offering completed in May 2005.

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

40.  Pensions

The Group operates a number of defined contribution money purchase pension schemes for certain eligible employees. The assets of the schemes are held separately from those of the Group in independently administered funds. The pension cost charge represents contributions paid and payable by the Group to the fund and amounted to $403,000 for the year ended December 31, 2006 (year to December 31, 2005: $244,000 year to December 31, 2004: $111,000). At the year end there was a liability of $nil (December 31, 2005: liability of $nil, December 31, 2004: liability of $nil).

41.  Post balance sheet events

On January 19, 2007, the Group signed a lease covering 3,251 square feet of office space located at The Oval, Block 3, 1st Floor, Shelbourne Road, Dublin 4. The lease expires December 2026, with a termination clause in December 2011.

42.  Related party transactions

A.	Elan and Amarin Investment Holding Limited

During the years ended 31 December 2004 and 2003, Amarin entered into certain contracts, and varied the terms of other contracts, with Elan which was a related party at the time such transactions were entered into.

During the year ended December 31, 2006, 2005 and 2004, Amarin entered into certain contracts with Amarin Investment Holding Limited which is a significant shareholder and an entity controlled by Amarin’s Chairman, Mr. Thomas Lynch. The directors consider that transactions with Elan and Amarin Investment Holding Limited were entered into on an arm’s length basis. Details of such transactions (together with certain historical detail for reference purposes) involving Elan and Amarin Investment Holding Limited are given below.

Simultaneously with the closing of the asset purchase agreement with Valeant Pharmaceuticals International (“Valeant”) on February 25, 2004, Amarin reached a full and final agreement with Elan regarding the settlement of the outstanding financial obligations. Under the terms of this agreement with Elan, the amount of $24,400,000 then required to discharge the Group’s obligations to Elan was amended so that it would pay Elan approximately $17,195,000 in cash on closing of the Valeant transaction, plus a further payment of $1,000,000 on the successful completion of the Zelapar safety trials to discharge these obligations.

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

Additionally, the Group agreed to issue 500,000 warrants to Elan priced at the average market closing price for the Ordinary Shares for the 30-day period prior to closing. As a result, Elan’s fully diluted ownership in Amarin increased at that time from 25.9% to 28.0%.

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

Following its acquisition of equity and debt securities of Amarin from Elan Corporation plc, Amarin Investment Holding Limited redeemed $3 million of the $5 million in principal amount of loan notes acquired by it for 2,717,391 ordinary shares of Amarin on October 7, 2004. The debt was redeemed at a price of $1.104 per share. This transaction was reviewed by Amarin’s Audit Committee and approved by our disinterested directors. The shares issued pursuant to such debt conversion was subject to a lockup agreement restricting their sale for a period of six months from October 7, 2004. The remaining $2 million in principal amount of the loan notes was payable in January 2009, and interest thereon accrued at the rate of 8% per annum and was payable on a semi-annual basis. Amarin Investment Holding Limited had the option, to redeem such remaining principal amount for ordinary shares at the offering price established by the Group pursuant to any equity financing in excess of $5 million that the Group was conducted in the future, subject to the review of Amarin’s Audit Committee and approval of Amarin’s disinterested directors. AIHL as part of the registered direct offering completed in May 2005, redeemed the remaining $2,000,000 of the loan note and subscribed for 1,538,461 ordinary shares.

B.	Future Investment Right

Several of the Group’s directors and officers subscribed for approximately 0.7 million ordinary shares in March 2006 in a registered direct financing. The offer was completed pursuant to certain pre-existing contractual commitments of the Group to investors that participated in a previously completed financing in May 2005.

C.	Icon

At December 31, 2006 Sunninghill Limited, a company controlled by Dr. John Climax, held 6.4 million shares and 0.2 million warrants in Amarin (which was approximately 7% of Amarin’s entire issued share capital) and Poplar Limited, a company controlled by Dr. Climax, held approximately 7% of Icon plc. During 2005 the Group entered into an agreement with Icon Clinical Research Limited (a company wholly owned by Icon Plc) whereby Icon were appointed as Amarin’s contract research organization to manage and oversee its European Phase II study on Miraxion (Trend 2) and to assist Amarin in conducting its U.S. Phase III on Miraxion (Trend 1). At December 31, 2006 Amarin had incurred costs of $5.1 million ($2.7 million for the 12 months ended December 31, 2006) with respect of direct costs to Icon. At the year end, £54k ($105k) is included in accruals and £0.53m ($1.04m) is included in accounts payable for direct costs payable to Icon. In addition the Group also reimbursed Icon for $1.2 million of passthrough costs which Icon settle on behalf of Amarin.

Our Chairman, Mr. Thomas Lynch has served as an outside director of Icon since January 1996. He is also a member of the Icon audit committee. On March 20, 2006 Dr. Climax subsequently became a non-executive director of the Group.

In November 2006, our audit committee reviewed and approved APIL, a subsidiary of the Group entering into a Master Services Agreement with Icon Clinical Research (U.K.) Limited whereby Icon Clinical Research (U.K.) would provide due diligence services to Amarin Pharmaceuticals Ireland Limited on ongoing licensing opportunities on an ongoing basis.

In December 2006, our audit committee reviewed and approved Amarin Neuroscience Limited, entering into a supplemental agreement with Icon Clinical Research Limited whereby Icon Clinical Research Limited would conduct a one year E.U. open label follow-up study to the Phase III study in Huntington’s disease currently nearing completion.

In February 2007, our audit committee reviewed and approved Amarin Neuroscience Limited, a subsidiary of the Group, entering into a supplemental agreement with Icon Clinical Research Limited to amend the number and location of patient activity in the EU Phase III clinical trial.

D.	Approval of related party transactions

All of the above transactions were approved in accordance with our policy for related party transactions. Our policy in 2006, 2005 and 2004 was to require Audit Committee review and approval of all transactions involving a potential conflict of interest, followed by the approval of the Audit Committee or of a majority of the board of directors who do not have a material interest in the transaction.

In March 2006, our remuneration committee and Board of Directors (excluding Mr. Thomas Lynch) reviewed and approved a consultancy agreement between the Group and Dalriada Limited in relation to the provision by Dalriada Limited to the Group of corporate consultancy services, including consultancy services relating to financing and other corporate finance matters, investor and media relations and implementation of corporate strategy. Under the Consultancy Agreement, the Group will pay Dalriada Limited a fee of £240,000 ($470,000) per annum for the provision of the consultancy services. Dalriada Limited is owned by a family trust, the beneficiaries of which include Mr. Thomas Lynch and family members.

In May 2006, our audit committee reviewed and approved an assignment agreement between APIL and Dr. Anthony Clarke in respect of certain patents and other intellectual property rights relating to a formulation of the compound, Apomorphine. Dr. Clarke, who is our Vice President of Clinical Development, was the developer of this target product opportunity independently of the Group. Under the assignment agreement APIL agreed to pay Dr. Clarke initial consideration of £42,000 ($82,000) and a further £742,000 ($1,454,000) in milestone payments on the achievement of certain milestones. The assignment agreement also provided for APIL to pay Dr. Clarke royalties as a percentage of net sales if we were to sell or license the product. The royalty percentages applicable are dependant on the level of net sales achieved.

E.	Transactions between Group companies

The Group has taken advantage of the exemption in FRS 8 “Related Party Disclosures” not to disclose information relating to transactions between Group companies at 31 December 2006.

Prior to the acquisition of Laxdale on 8 October 2004, the Group funded Laxdale’s working capital. Amarin commenced funding on 7 June 2004 and as at the date of acquisition, Amarin had advanced $1.86 million including interest ($0.03 million), charged at standard commercial rates on an arm’s length basis.

Laxdale Ltd has a license agreement with Scarista Ltd whereby rights to develop products using Scarista’s intellectual property and know-how has been licensed to Laxdale Ltd. Scarista Ltd is ultimately owned by a family trust, the beneficiaries of which were Dr D F Horrobin and is S M Clarkson. Dr D F Horrobin was a director of Laxdale Limited until his death on 1 April 2003 and SM Clarkson was a director of Laxdale until she resigned on 8 October 2004. Under the license agreement Laxdale has the right to develop and market products in specified territories. In return for the rights granted to it, Laxdale will make royalty payments to Scarista Ltd based on income from sales of products at normal commercial rates. In addition Scarista has a license agreement with Laxdale Ltd whereby rights to market and sell products using Laxdale’s intellectual property and know-how have been licensed to Scarista Ltd. Under the license agreement Scarista has the right to market products in specified territories. In return for the rights granted to it, Scarista will make royalty payments to Laxdale Ltd based on the income it receives from commercializing the products at normal commercial rates. Under both licenses Scarista and Laxdale are responsible for the prosecution and maintenance costs of the patents relating to their respective territories licensed to them. For administrative reasons these are paid by Scarista and recharged to Laxdale. For the pre-acquisition period from 1 April 2004 to 8 October 2004, Scarista Limited paid patent fees totaling £98,481 ($177,807). For the pre-acquisition period for the year ended 31 March 2004 Scarista paid patent fees totaling £231,324 ($394,431) (2003: £177,980 ($285,195)), which were recharged to Laxdale Ltd in accordance with the license agreements. No other transactions under the license agreements took place during the year ended 31 March 2004 (2003: nil).

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

There were no patent fees recharged from Scarista to Laxdale during the post acquisition period to 31 December 2006 (2005: nil; 2004: nil) and no balance remained outstanding between Scarista and Laxdale at 31 December 2006 (2005: nil; 2004: nil).

43.  Differences between U.K. GAAP and U.S. GAAP

The financial statements of the Group have been prepared in conformity with U.K. GAAP which differs in certain significant respects from generally accepted accounting principles in the U.S. (“U.S. GAAP”). These differences have a significant effect on net income and the composition of shareholders’ equity and are described below.

Summary of adjustments to net profit/(loss) and shareholders’ equity/(deficit)

1.	Net (loss)/profit

			Year ended	Year ended
		Year ended	31 December	31 December
		31 December	2005	2004
	Note	2006	as restated	as restated
		$’000	$’000	$’000

Net (loss)/profit in accordance with U.K. GAAP		(26,920)	(20,547)	3,229
Adjustment for treatment of intangible fixed assets	E	674	675	(47,530)
Adjustment for National Insurance	F	104	(17)	32
Adjustment for stock-based compensation charge	G	104	1,840	783
Adjustment for (loss)/gain on securities held for trading	H	(6)	3	5
Adjustment for revenue recognition	L	(389)	(500)	617
Restructuring provision — staff redundancy costs	M	(80)	80	—
Property costs	N	(187)	187	—
Adjustment for vacation accrual	O	78	(43)	(12)
Adjustment for use of temporal method on consolidation	P	2,915	(939)	302
Release and amortisation of discount on loan note	Q	—	(369)	(20)
Gain on settlement/renegotiation of related party liability	R	—	—	(24,608)

Net (loss) as adjusted to U.S. GAAP		(23,707)	(19,630)	(67,202)

	$	$	$

U.S. GAAP net (loss) per ordinary share (basic and assuming dilution)	(0.29)	(0.42)	(2.99)

U.S. GAAP net (loss) on continuing activities per ordinary share (basic and assuming dilution)	(0.29)	(0.42)	(2.85)

		31 December	31 December	31 December
		2006	2005	2004
	Note	Number	Number	Number
		’000	’000	’000

Shares used in computing per ordinary share amounts assuming dilution	K	82,337	46,590	22,511
Shares used in computing per basic ordinary share amounts	K	82,337	46,590	22,511

2.	Shareholders’ equity/(deficit)

			Year ended	Year ended
		Year ended	31 December	31 December
		31 December	2005	2004
	Note	2006	as restated	as restated
		$’000	$’000	$’000

Shareholders’ equity/(deficit) in accordance with U.K. GAAP		37,835	38,580	16,693
Adjustment for treatment of intangible fixed assets	E	(8,953)	(9,627)	(10,302)
Adjustment for National Insurance on stock options	F	119	15	32
Adjustment for treatment on securities held for trading	H	18	24	21
Adjustment for revenue recognition	L	(889)	(500)	—
Restructuring provision — staff redundancy costs	M	—	80	—
Property costs	N	—	187	—
Vacation accrual	O	—	(78)	(35)
Adjustment for acquisition accounting	T	(41,354)	(41,354)	(41,354)
Adjustment for use of temporal method on consolidation	P	32	(7)	(17)
Discount on loan note	Q	—	—	369

Shareholders’ (deficit) in accordance with U.S. GAAP		(13,192)	(12,680)	(34,593)

There is no tax impact arising from the adjustments and reconciling items except for the 2004 gain on settlement/renegotiation of the related party liability which is net of a deferred tax adjustment of $7,500,000.

A.	Disclosures related to deferred taxes

Under U.K. GAAP, provision is made for deferred tax liabilities and assets, using full provision accounting when an event has taken place by the balance sheet date which gives rise to an increased or reduced tax liability in the future in accordance with FRS19. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis. Deferred tax assets are recognised to the extent that they are regarded as recoverable.

Under U.S. GAAP, deferred tax is recognised in full in respect of temporary differences between the reported carrying amount of an asset or liability and its corresponding tax basis. Deferred tax assets are also recognised in full subject to a valuation allowance to reduce the amount of such assets to that which is more likely than not to be realized. Accordingly, under U.S. GAAP, deferred tax assets as noted below have been recognized and have been reduced to reflect their current estimated realizable value;

	31 December	31 December	31 December
	2006	2005	2004
	$’000	$’000	$’000

Deferred Tax	47,295	37,953	32,869
Valuation Allowance	(47,295)	(37,953)	(32,869)

Net Deferred Tax	—	—	—

B.	Adjustment for change in functional and reporting currency and discontinued operations

On 1 January 2003, the functional and reporting currency for the Group was changed to U.S. dollars from sterling pounds. Under U.K. GAAP, the comparative amounts as of 31 December 2002, which had historically been reported in sterling, were recalculated as if converted at the 31 December 2002 closing rate of $1.6099.

Set out below are the profit and loss accounts for the years ended 31 December 2006, 2005 and 2004, showing continuing and discontinued operations on the U.S. GAAP basis. Discontinued operations comprise the disposal of Amarin Pharmaceuticals Inc., in February 2004, together with residual items relating to those disposals. The remaining items shown in Table 1 “Net (loss)/profit” above need to be added to these profit and loss accounts to arrive at the net loss in accordance with U.S. GAAP.

	2006	2005	2004
	$’000	$’000	$’000

Turnover	500	500	—
Cost of sales		—	—

Gross profit	500	500	—
Operating expenses	(31,661)	(21,248)	(10,608)

Operating loss	(31,161)	(20,748)	(10,608)
Interest receivable and similar income	3,444	395	548
Interest payable and similar charges	(2)	(892)	(326)

Loss from continuing operations before income taxes	(27,719)	(21,245)	(10,386)
Income taxes — credit/(charge)	799	698	(7,333)

Net (loss) from continuing operations	(26,920)	(20,547)	(17,719)

Loss from discontinued operations	—	—	(1,267)
Gain on disposal of discontinued operations	—	—	22,215

Net profit from discontinued operations	—	—	20,948

Net (loss)/profit	(26,920)	(20,547)	3,229

Net (loss) on continuing activities per ordinary share (assuming dilution)	$(0.33)	$(0.44)	$(0.79)
Net (loss) on continuing activities per ordinary share (basic)	$(0.33)	$(0.44)	$(0.79)
Net income on discontinued activities per ordinary share (assuming dilution)	$—	$—	$0.93
Net income on discontinued activities per ordinary share (basic)	$—	$—	$0.93

On the face of the U.K. GAAP profit and loss account are certain items which are disclosed as exceptional. Under U.S. GAAP these items would not represent extraordinary items and would, therefore, not be disclosed separately.

C.	Consolidated statement of cash flows

The consolidated statement of cash flows has been prepared in accordance with U.K. GAAP, FRS 1 “Cashflow Statements” and presents substantially the same information as that required under U.S. GAAP. Under U.S. GAAP, however, there are certain differences from U.K. GAAP with regard to classification of items within the cash flow statement.

Under U.K. GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, management of liquid resources and financing activities. Under U.S. GAAP, however, only three categories of cash flow activity are reported, being operating activities, investing activities and financing activities. Cash flows from taxation, cash received and payments for interest would be included as operating activities under U.S. GAAP. The financing proceeds and debt repayments would be included under financing activities under U.S. GAAP. Additionally the cashflow represents only the change in cash and cash equivalents (which would exclude overdrafts) under U.S. GAAP.

Set out below, for illustrative purposes, is a summary consolidated statement of cash flows under U.S. GAAP:

		Year ended	Year ended
	Year ended	31 December	31 December
	31 December	2005	2004
	2006	as restated	as restated
	$’000	$’000	$’000

Net cash (used in)/provided by operating activities	(22,909)	(14,706)	(9,983)
Net cash (used in)/provided by investing activities	(245)	(135)	13,726
Net cash provided by financing activities	23,949	38,586	5,521
Effect of exchange rates on foreign currency cash balances	2,100	(827)	(372)

Net increase in cash and cash equivalents	2,895	22,918	8,892

Cash and cash equivalents at the beginning of the year	33,907	10,989	2,097
Cash and cash equivalents at the end of the year	36,802	33,907	10,989

Net increase in cash and cash equivalents	2,895	22,918	8,892

In 2006, the effect of foreign exchange movements on cash balances was a gain of $2,100,000, in 2005 and 2004, a loss of $827,000 and $372,000 respectively, which is included above.

Where applicable, short-term highly liquid investments which are readily convertible to known amounts of cash and are so near their maturity that they present an insignificant risk of change in value because of interest rate changes are included within cash and cash equivalents in the above cash flow information.

D. Discontinued operations (see also note B)

On 25 February 2004, the Group disposed of its entire interests in Amarin Pharmaceuticals Inc. In accordance with U.K. GAAP (FRS 3 ‘Reporting Financial Performance’) the Group has classified this transaction as discontinued and has restated the comparatives on this basis.

E. Treatment of intangible fixed assets

Under U.K. GAAP pharmaceutical products that are acquired which are in the clinical trials phase of development can be capitalized and amortized where there is a sufficient likelihood of future economic benefit. Under U.S. GAAP specific guidance relating to pharmaceutical products in the development phase requires such amounts to be expensed as in-process research and development unless they have attained certain regulatory milestones.

Under U.K. GAAP the Group has capitalized $8,953,000 at December 31, 2006 (December 31, 2005: $9,627,000, 31 December, 2004: $10,302,000), relating mainly to Miraxion (formerly known as LAX-101).

Under U.S. GAAP an in-process research and development charge of $48,235,000 arises in 2004 representing the write off of the Miraxion intangible asset that arises on the acquisition of Laxdale. The reconciling adjustment for the treatment of intangible fixed assets represents this in process research and development charge of $48,235,000, less the associated amortization charged under U.K. GAAP of $599,000 and the disposal of Zelapar option rights held prior to the Valeant transaction of $106,000. Note 44 includes an explanation of the difference between U.K. and U.S. GAAP on the acquisition accounting for Laxdale at October 8, 2004. The 2006 and 2005 income statements represent the amortization charged under U.K. GAAP of $674,000 and $675,000 respectively, with respect to Miraxion which had been expensed when incurred under U.S. GAAP.

F. National Insurance on stock-based compensation

Under U.K. GAAP the Group has recorded a provision for $119,000 (31 December 2005: $15,000, 31 December 2004: $32,000) relating to National Insurance (“NI”) amounts payable on stock option gains at the time of exercise. Under U.K. GAAP NI contributions are accrued over the vesting period of the underlying option. Under U.S. GAAP payroll taxes on stock options are accrued when the liability is incurred.

G. Stock-based compensation

Under U.K. GAAP, effective January 1, 2006 FRS 20 was adopted and the comparative amounts were restated where applicable. See note 8 and 32 for further details.

Under U.S. GAAP, the Group adopted SFAS No. 123R “Share-Based Payment”, using the modified-prospective transition method, effective January 1, 2006 and therefore began to expense the fair value of all outstanding options over their remaining vesting periods to the extent the options were not fully vested as of the adoption date and began to expense the fair value of all options granted subsequent to December 31, 2005 over their requisite service periods. Since the adoption of SFAS No. 123R., the Binomial Lattice model has been applied to calculate the fair value of options. We recognize compensation expense for the fair values of those awards which have graded vesting on an accelerated recognition basis. For options granted prior to January 1, 2006, the Black Scholes model was applied to calculate the fair value of options and expensed on a straightline basis.

Through December 31, 2005 , the Group accounted for its stock options using the intrinsic value method set forth in Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees,” (“APB No. 25”) and related interpretations. Under APB No. 25, generally, when the exercise price of the Group’s stock options equaled the market price of the underlying stock on the date of the grant, no compensation expense was recognized.

The following assumptions were used to estimate the fair values of options granted:

Year ended 31
December 2006

Options granted at the market price risk free interest rate (percentage)	4.47
Expected life (in years)	—
Volatility (percentage)	98%
Expected forfeiture rate (percentage)	5%
Forced exercise rate (percentage)	10%
Minimum gain for voluntary exercise rate (percentage)	33%
Voluntary early exercise at a minimum gain rate (percentage)	50%
Expected dividend	None expected

Employee stock options generally vest over a three-year service period, with a contractual life of 10 years. Compensation expense recognized for all option grants is net of estimated forfeitures and is recognised over the awards’ respective requisite service periods. The fair values relating to all options granted were estimated on the date of grant using the Binomial Lattice option pricing model. Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility. This is based on analysis of daily price changes over a four year measurement period from the period end, December 31, 2006, which is consistent with the methodology adopted in previous financial years. We used historical exercise data based on the age at the grant of the option holder to estimate the option’s expected term, which represents the period of time that the options granted are expected to be outstanding. The risk free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. We recognize compensation expense for the fair values of those awards which have graded vesting on an accelerated recognition basis.

During the year ended December 31, 2006 all options were granted at the market price.

In 2006, the Group accelerated the vesting of 118,750 options held by terminated employees. The Group recorded an expense of $104,000 in 2006 for options with accelerated vesting terms. In 2005, the Group accelerated the vesting of 412,600 options held by terminated employees. In 2004 the Group accelerated the vesting of 1,228,760 options held by terminated employees. The unvested component of these options has been expensed in the period in which the employees were terminated.

For the twelve month period ended December 31, 2006 the windfall tax benefits realized from the exercise of stock options were $165,000 and the shortfall tax losses realized from the exercise of stock options were $70,000.

The following table illustrates the impact of stock-based compensation on reported amounts for the period ended December 31, 2006:

	Year ended
	31 December	Impact of
	2006	Share-based
	as reported	Compensation
	$’000	$’000

Net (loss) as reported	$(23,707)	$(2,097)
Basic and diluted (loss) per ordinary share	(0.29)	(0.03)

A summary of the Group’s stock option activity and related information for its option plans for the 12 months ended December 31, 2006 was as follows:

			Weighted Average
		Weighted Average	Remaining	Average Intrinsic
	Options	Exercise Price	Contractual Term	Value
		$		$’000

Outstanding at January 1, 2006	4,821,952	3.55
Granted	4,907,666	2.22
Exercised	(694,643)	1.49
Forfeited	(70,000)	8.79

Outstanding at December 31, 2006	8,964,975	2.95	8.2 years	3,069

Exercisable at December 31, 2006	2,677,308	5.02	5.2 years	1,236

The weighted average fair value of the stock options granted during the 12 months ended December 31, 2006 was $1.53. There were no option expirations in the period. For the 12 months ended December 31, 2006, we received $1,037,000 from the exercise of stock options. When share options are exercised, the shares issued are new shares. The total intrinsic value of stock options exercised was $1,086,736. The average intrinsic value of stock option exercised was $1.56. The total fair value of shares vested in 2006 was €1,314,430

A summary of the status of the Group’s nonvested options as of December 31, 2006 and changes during the twelve months ended December 31, 2006, is presented below:

		Weighted Average
		Grant Date
	Options	Fair Value
	’000	$

Nonvested at January 1, 2006	2,461,978	1.16
Granted	4,907,666	1.53
Vested	(1,081,978)	1.22

Nonvested at December 31, 2006	6,287,666	1.44

The total compensation cost of non-vested stock options is $9,048,270. The weighted average period over which non-vested options will vest is 1.55 years.

Had compensation for the Group’s share option plans for December 31, 2005 and 2004, been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the

Group’s net (loss) and net (loss) per share under U.S. GAAP would have been changed to the pro forma amounts indicated below:

	Year ended	Year ended
	31 December	31 December
	2005	2004
	as restated	as restated
	$’000	$’000

Net (loss) as reported	(19,630)	(67,202)
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(2,337)	(4,739)
Add back total stock based compensation expense determined under the intrinsic value based method	—	—

Pro forma net (loss)	(21,967)	(71,941)
Basic and diluted (loss) per ordinary share as reported	$(0.42)	$(2.99)
Pro forma	$(0.47)	$(3.20)
Weighted average grant date fair value of options granted at the market price	$1.07	$0.77
Options granted at a premium to the market price	—	—
Options granted at a discount to the market price	—	—

Employee stock options generally vest over a three-year service period, with a contractual life of 10 years. Compensation expense recognized for all option grants is recognised over the awards’ respective requisite service periods. The fair values relating to all options granted were estimated on the date of grant using the Black-Scholes option pricing model. Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility. This is based on analysis of daily price changes over a four year measurement period from the period end, December 31, 2006, which is consistent with the methodology adopted in previous financial years. We used historical exercise data based on the age at the grant of the option holder to estimate the option’s expected term, which represents the period of time that the options granted are expected to be outstanding. The risk free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Since January 1, 2006, we recognize compensation expense for the fair values of those awards which have graded vesting on an accelerated recognition basis. Prior to January 1, 2006, we recognized compensation expense for the fair values of those awards on a straight-line basis.

The following assumptions were used to estimate the fair values of options granted:

	Year ended	Year ended
	31 December	31 December
	2005	2004

Options granted at the market price risk free interest rate (percentage)	3.95	3.26
Expected life (in years)	4	4
Volatility (percentage)	106%	108%
Expected forfeiture rate (percentage)	—	—

During the 12 months ended December 31, 2006, December 31, 2005 and December 31, 2004 all options were granted at the market price. Options outstanding and exercisable at the 12 months ended December 31, 2006, December 31, 2005 and December 31, 2004 had the following attributes:

		2006		2005		2004
		Weighted		Weighted		Weighted
		average		average		average
	2006	exercise	2005	exercise	2004	exercise
	options	price	options	price	options	price
		$		$		$

Outstanding at 31 December
Options granted at market price	7,919,515	2.15	3,558,158	1.89	1,629,824	2.07
Options granted at a discount to the market price	597,793	8.52	781,127	7.57	1,652,093	8.59
Options granted at a premium to market price	447,667	9.66	482,667	9.25	892,007	8.77

Exercisable at 31 December
Options granted at market price	1,631,848	2.47	1,143,958	2.60	278,099	5.20
Options granted at a discount to the market price	597,793	8.52	736,682	8.03	1,287,579	9.20
Options granted at a premium to market price	447,667	9.66	479,334	9.29	627,425	9.89

H. Treatment of securities held for trading

Under U.K. GAAP investments (including listed investments) held on a current or long-term basis are stated at the lower of cost or estimated fair value, less any permanent diminution in value. Under U.S. GAAP the carrying value of our marketable equity securities is adjusted to reflect unrealized gains and losses resulting from movements in the prevailing market value. During 2002, the value of our current asset investments was written off to zero under U.K. GAAP but continues to be marked to the current market value under U.S. GAAP.

Under U.S. GAAP the fair value of current asset investments was $18,000, $24,000, and $21,000 for the periods ended 31 December 2006, 2005 and 2004, respectively.

I. IFRS

IFRS is applicable to certain corporations, including public companies with shares listed on European Union stock exchanges. Amarin shares are listed on the AIM and IEX exchanges and as such IFRS is effective for all reporting periods commencing after January 1, 2007.

J. Recently issued accounting standards

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. The SAB requires registrants to quantify misstatements using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 does not change the guidance in SAB 99, “Materiality”, when evaluating the materiality of misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. The Group are satisfied, that the adoption of SAB 108 does not have an impact on our consolidated financial statements.

In September 2006, the FASB issued Financial Accounting Standard No. 158, “Employers Accounting for Defined Pensions and other Postretirement Plans” FAS 158 amends Statements No. 87, 88, 106 and 123R. Statement 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans

(collectively, “postretirement benefits plans”) to recognize the funded status of their postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. FAS 158 is effective for fiscal years beginning after 15 December 2006. The Group does not operate any postretirement benefit plans and therefore this Standard does not have any effect on the financial statements.

In September 2006, the FASB issued statement No. 157, “Fair Value Measurements”, (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with earlier application encouraged. SFAS 157 is not expected to have any impact on our financial statements.

In June 2006, the FASB issued FIN 48: “Accounting for uncertainty in income taxes and interpretation of FASB Statement No. 109”. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a Group’s financial statement in accordance with FAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 is not expected to have a material impact on our financial position, results of operations or cash flows.

In March 2006, the FASB issued FAS 156 “Accounting for servicing of financial assets” (“FAS 156”), which amends FAS 140, “Accounting for transfers and servicing of financial assets and extinguishment of liabilities”. SFAS 156 permits an entity to choose either the amortization method or the fair value measurement method for the subsequent measurement of each class of separately recognized servicing assets and servicing liabilities. SFAS 156 is effective as of the beginning of a Group’s first fiscal year that begins after September 15, 2006, and is not expected to have a material impact on our financial position, results of operations or cash flows.

In February 2006, the FASB issued FASB Statement No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments: an amendment of FAS 133 and 140.” FAS 155 nullifies the guidance from the FASB’s Derivatives Implementation Group (DIG) in Issue D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets, which deferred the application of the bifurcation requirements of SFAS 133 for certain beneficial interests. FAS 155 provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation and requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. FAS 155 also provides clarification on specific points related to derivative accounting. FAS 155 is effective for fiscal years beginning after 15 September 2006. The Group does not currently expect FAS 155 to have a material impact on its financial position, results of operations or cash flows.

K. Earnings per share

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2006	2005	2004
	$’000	$’000	$’000

U.S. GAAP net (loss) available to common stockholders	(23,707)	(19,630)	(67,202)

	Number	Number	Number
	’000	’000	’000

Basic weighted-average shares	82,337	46,590	22,511
Plus: Incremental shares from assumed conversions Options	—	—	—
Warrants	—	—	—
Convertible preferred stock	—	—	—

Adjusted weighted-average shares	82,337	46,590	22,511

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2006	2005	2004
	$	$	$

Basic and diluted (loss) per share	(0.29)	(0.42)	(2.99)

*	The dilutive effect of the Group’s options, warrants and convertible preferred stock have been excluded as the impact would have been antidilutive for the periods indicated above. Please refer to Notes (30) and (31) for more information with regard to these securities. 694,693 shares were issued in 2006, upon the exercise of certain options, 251,788 shares were issued in 2006, upon the exercise of certain warrants. 139,577 shares were issued in 2005, upon the exercise of certain options. No options were exercised in 2004. For 2004, loan notes of $2 million, which were redeemable for equity at the option of the holder, were excluded from the above dilution calculation as any conversion would arise during a future financing at which a price and therefore associated quantity of shares would be determined.

L. Adjustment for revenue recognition

During 2006, the Group received a second milestone of $500,000 under its technology licensing agreement. Under U.K. GAAP, this license fee was recognized as income in 2006. Under U.S. GAAP, under SAB 104, part of this fee, $489k, is being deferred and amortized over MCT-125’s (formerly LAX-202) development period which is estimated to be 5 years from January 1, 2006. $400,000 of the initial milestone, $500,000 received in 2005 is also being deferred and amortized over 5 years.

Under U.K. GAAP milestone payments have been recognized when achieved. Under U.S. GAAP, the Group’s adoption of SAB 101 (which has now been updated by SAB 104) resulted in a $617,000 cumulative adjustment in respect of its accounting for certain up-front payments and refundable milestone payments. The deferral and release increased sales by $nil for the year ended 31 December 2003. During 2004, management has released the remaining deferred revenue as the associated business was sold in 1999 and there is little expectation of any claims against this revenue. This release of deferred income increased sales by $617,000 for the year ended 31 December 2004 under U.S. GAAP.

M.	Restructuring provision — staff redundancy costs

Under U.K. GAAP, redundancy obligations other than pensions are liabilities, which should be recognized in the accounts in line with FRS 12. In 2005, $441,000 was recognized in respect of redundancy benefits.

Under U.S. GAAP, part of this redundancy provision did not meet all the criteria under U.S. GAAP for recognition in 2005. This amount of $80,000 was recognized in 2006.

N.	Property costs

Under U.K. GAAP, in 2005 Amarin recognized a liability of $187,000 being the property costs associated with the occupied portion of the Stirling property for the period April to December 2006. (It was Amarin’s intention to vacate the property at March 31st and notice had been given to the effect).

Under U.S. GAAP, in 2005, as the property had not been vacated, no liability was recognized. The property is now vacated and all amounts expended. The amount of $187,000 is recognized under U.S. GAAP in 2006.

O.	Vacation accrual

Under U.K. GAAP, in 2006, Amarin commenced for the first time providing for a vacation expense. Under U.S. GAAP this vacation expense was fully provided for in 2006, 2005 and 2004. At 31 December 2006, the value was $92,000 (31 December 2005: $78,000 and 31 December 2004; $35,000). This difference was eliminated in 2006.

P. Adjustment for consolidation

Under U.K. GAAP, foreign currency subsidiaries are consolidated into Group financial statements using the translation method most appropriate for their circumstances. The Group’s accounting policies define the two methods available under U.K. GAAP, see note 2.

Amarin Neuroscience Limited and Amarin Pharmaceuticals Ireland Limited are interlinked and dependent on the Group for funding and decision making. Both subsidiaries therefore meet the criteria to use the temporal method and accordingly gains or losses arising on translation of monetary assets and liabilities of these subsidiaries denominated in currencies other than the U.S. Dollar are reported within the income statement.

Under U.S. GAAP, the functional currency of ANL and APIL is considered to be sterling and euro, respectively. Gains and losses arising on translation for consolidation are reported as part of shareholders’ equity, within other comprehensive income, similar to the U.K. GAAP closing rate method.

In 2006, using the temporal method for the translation and consolidation of Amarin Neuroscience Limited and Amarin Pharmaceutical Ireland Limited, a difference of $2,915,000, (December 31, 2005 $939,000, December 31, 2004: $302,000) arose in the translation of foreign currency balances between U.K. GAAP and U.S. GAAP. This has been adjusted for in the U.S. GAAP net income reconciliation.

Using the closing rate method applicable under U.S. GAAP would have resulted in an increase of $32,000 in 2006 and a reduction of $7,000 and $17,000 in 2005 and 2004 respectively to shareholders’ equity as the temporal method also requires non-monetary assets to be translated at the exchange rate ruling at the date they were acquired rather than the year-end rate.

Q.	Discount on loan note

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

Under U.S. GAAP the $2 million loan note and the 500,000 warrants issued to Mr. Lynch in 2004 have been accounted for under APB 14, so that the proceeds of the loan note have been allocated between the debt and the warrants based on their relative fair values. The debt is being accreted up to its face value over the term of the loan note, with a corresponding charge to interest expense. The fair value of the warrants is being retained in additional paid in capital until such times as they are exercised, lapse, or are otherwise dealt with. The initial value of the discount representing the fair value of the warrants was $389,000. The amortization of this balance of the period to 31 December 2004 was $20,000 leaving a year end carrying value of $369,000. This was written off in period to 31 December 2005. Under U.K. GAAP the warrants are regarded as not having affected the finance cost of the loan note.

R.	Gain on settlement/renegotiation of related party liability

Under U.K. GAAP the Group recognized a gain in 2004 on the renegotiation of a liability due to Elan, related party. Under U.S. GAAP the extinguishment of a related party liability is considered a contribution to capital.

S.	Fair value of warrants

On 21 December 2005, the Group issued 9,135,034 warrants solely as an inducement to participate in the December 2005 equity fundraising by private placement. No services, past or present, were received in order to earn the warrants. Under U.S. GAAP, the fair value of these warrants, using the Black-Scholes pricing model, has been calculated as $9,957,187 and is included in the share premium account within additional paid in capital. The net impact on the U.S. GAAP shareholders’ equity is therefore $nil. Under U.K. GAAP no such charge is currently required.

The Group issued 313,234 warrants on 27 January 2003. Under U.S. GAAP, in 2004, the value of these warrants using the Black-Scholes pricing model is $170,000 (2003: $158,000). Because these warrants were issued in connection with a fundraising, this would be charged against the share premium account and offset by a matching entry to the profit and loss reserve. The net impact on the U.S. GAAP shareholders’ equity is therefore $nil. Under U.K. GAAP no such charge is currently required.

T.	Adjustment for acquisition accounting

As detailed in note 44B and C, under U.S. GAAP, the inclusion of the intangible fixed asset at fair value in the acquisition accounting gives rise to negative goodwill.

Under U.S. GAAP, when a business combination involves contingent consideration that, when resolved, might result in the recognition of an additional element of cost with respect to the acquired entity, a deferred credit should be recognized for the lesser of (1) the maximum amount of contingent consideration or (2) the initial amount of negative goodwill. The maximum amount of the contingent consideration for Laxdale is £25,000,000 ($48,200,000) as set out in note 3 above. The initial amount of negative goodwill is $41,354,000 as set out below. Thus, a deferred credit of $41,354,000 is recognized on the acquisition of Laxdale being the initial amount of negative goodwill.

When the amount of any contingent consideration becomes known and the consideration is issued or becomes issuable, any difference between the fair value of the contingent consideration issued or issuable and the deferred credit would be treated as follows:

•	An excess of the fair value of the contingent consideration issued or issuable over the amount of the deferred credit would be recognized as additional cost of the acquired entity.

•	An excess of the deferred credit over the fair value of the consideration issued or issuable would first be recognized as a pro rata reduction of the amounts that were initially assigned to eligible acquired assets, after which any remaining difference would be recognized as an extraordinary gain.

U.	Comprehensive loss

Comprehensive loss for the twelve months ended December 31, 2006 and 2005 was $26,581,000 and $18,681,000 respectively.

44.  Acquisition accounting

The following summarizes the differences between U.K. and U.S. GAAP for acquisition accounting.

This note should be read in conjunction with note 3, which details the acquisition of Amarin Neuroscience Limited (formerly Laxdale Limited), which was concluded on 8 October 2004.

A.	Fair value table under U.K. GAAP

This table reflects the purchase of the intangible asset, tangible fixed assets and working capital items of Laxdale as financed by shares issued at a premium. The following analyses the fair value accounting under U.K. GAAP (FRS 6, FRS 7, FRS 10).

			U.K. GAAP
		Fair value	acquisition
	Laxdale	adjustment	accounting
	$’000	$’000	$’000

Intangible fixed assets	—	6,858	6,858
Tangible fixed assets	218	—	218
Investments	282	(65)	217
Net current liabilities	(2,700)	—	(2,700)

Net liabilities acquired	(2,200)	6,793	4,593

	No. of Shares
Consideration	(’000)	$

— shares issued at fair value (market value)	3,500	1.08	3,780
— Other costs of acquisition			813

Goodwill			—

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

Laxdale has a shareholding in Amarin (see note 33). The fair value adjustment to investments, of $65,000, writes down the value of these shares from that held within Laxdale’s financial statements to the market value at 8 October 2004. This value was $1.08 per share.

B.	Fair value table under U.S. GAAP and comparison to U.K. GAAP

This table shows the negative goodwill arising on the acquisition due to the fair value of the separable net assets exceeding the fair value of the consideration. The additional value assigned under U.S. GAAP to the intangible asset is shown (representing the difference between the value assigned under U.K. GAAP and U.S. GAAP) together with the impact of Laxdale’s U.S. GAAP revenue recognition difference under SAB 104 leading to the deferral of revenue. Below is the U.S. GAAP fair value accounting in accordance with FAS 141 — Business Combinations.

			U.S. GAAP	U.K. GAAP	Difference
		Fair value	acquisition	acquisition	between US
	Laxdale	adjustment	accounting	accounting	and U.K. GAAP
	$’000	$’000	$’000	$’000	$’000

Intangible fixed assets	—	48,235	48,235	6,858	41,377
Tangible fixed assets	218	—	218	218	—
Investments	282	(65)	217	217	—
Net current liabilities	(2,700)	—	(2,700)	(2,700)	—
U.S. GAAP differences — see below	(9,448)	9,425	(23)	—	(23)

Net liabilities acquired	(11,648)	57,595	45,947	4,593	41,354

	No of Shares
	(’000)	$

— shares issued at fair value (market value)	3,500	1.08	3,780	3,780
— Other costs of acquisition			813	813

Negative goodwill			(41,354)	—

Laxdale’s U.S. GAAP differences were in respect of the following —

Under U.K. GAAP, non-refundable licensing revenue in the form of milestone payments is recognized upon transfer or licensing of intellectual property rights. Where licensing agreements stipulate payment on a milestone basis, revenue is recognized upon achievement of those milestones. Revenues were stated net of value added tax and similar taxes. No revenue was recognized for consideration, the receipt of which was dependent on future events, future performance or refund obligations.

Under U.S. GAAP and in accordance with Staff Accounting Bulletin 101 “Revenue Recognition in Financial Statements”, as updated by Staff Accounting Bulletin 104 “Revenue Recognition” and Emerging Issues Task Force or EITF00-21 “Revenue Arrangements with Multiple Deliverables”, revenue from licensing agreements would be recognized based upon the performance requirements of the agreement. Non-refundable fees where the company has an ongoing involvement or performance obligation, would be recorded as deferred revenue in the balance sheet and amortized into license fees in the profit and loss account over the estimated term of the performance obligation.

Laxdale had received non-refundable milestone income under license agreements with its licensing partners. Under the terms of the license agreements it is the Group’s responsibility to obtain approval of the licensed product and in certain cases to supply the product to the licensee once the product is approved. Under the terms of SABs 101 and 104 and EITF00-21, these milestone fees were being deferred and amortized in Laxdale’s books on a straight-line basis over the estimated life of the relevant patent. This was considered by the Group to be the term of the performance obligations under each license agreement.

As at 8 October 2004, Laxdale held a total of $9,425,000 of deferred revenue on its balance sheet under U.S. GAAP, analyzed as $608,000 due to be released to income within one year and $8,817,000 representing the fair value of the deferred revenue for phased release after more than one year. However, the future milestone fees associated with future performance obligations under these license agreements were at market rates relative to the future work being performed. Therefore, under EITF01-03, the deferred revenue was written off as part of the purchase price allocation and has been shown within the fair value adjustments above.

Under U.K. GAAP Laxdale did not fully provide for vacation expense. To comply with U.S. GAAP this expense was fully provided for. At 8 October the vacation provision was $23,000.

C.	Negative goodwill and recognition of deferred credit

Under U.S. GAAP, when a business combination involves contingent consideration that, when resolved, might result in the recognition of an additional element of cost with respect to the acquired entity, a deferred credit should be recognized for the lesser of (1) the maximum amount of the contingent consideration or (2) the initial amount of negative goodwill. The maximum amount of the contingent consideration for Laxdale was £25,000,000 ($48,200,000) as set out in note 3. The initial amount of negative goodwill was $41,354,000 as set out below. Thus, a deferred credit of $41,354,000 was recognized on the acquisition of Laxdale being the initial amount of negative goodwill.

					U.S. GAAP
					acquisition
					accounting
				Recognition of	after
			U.S. GAAP	negative	recognition of
		Fair value	acquisition	goodwill as a	deferred
	Laxdale	adjustment	accounting	deferred credit	credit
	$’000	$’000	$’000	$’000	$’000

Intangible fixed assets	—	48,235	48,235	—	48,235
Tangible fixed assets	218	—	218	—	218
Investments	282	(65)	217		217
Net current liabilities	(2,700)	—	(2,700)		(2,700)
Deferred credit	—	—	—	(41,354)	(41,354)
U.S. GAAP differences	(9,448)	9,425	(23)		(23)

Net liabilities acquired	(11,648)	57,595	45,947		4,593

	’000	$

— shares issued at fair value (market value)	3,500	1.08	3,780
— Other costs of acquisition			813

Negative goodwill			(41,354)	41,354

The following table shows the write-off to operating expenses within the income statement, in accordance with U.S. GAAP, of the intangible asset that was created by the acquisition, as shown in the above table, of $48,235,000.

	U.S. GAAP
	acquisition
	accounting
	after	Write-off of	U.S. GAAP	U.K. GAAP
	recognition of	intangible	effect of	effect of	Oct 8, 2004
	deferred	fixed asset as	acquisition on	acquisition on	difference between
	credit	in-process R&D	Amarin	Amarin	U.S. and U.K. GAAP
	$’000	$’000	$’000	$’000	$’000

Intangible fixed assets	48,235	(48,235)	—	6,858	(6,858)
Tangible fixed assets	218	—	218	218	—
Investments	217	—	217	217	—
Net current liabilities	(2,700)	—	(2,700)	(2,700)	—
Deferred credit	(41,354)	—	(41,354)	—	(41,354)
U.S. GAAP — vacation accrual	(23)	—	(23)	—	(23)

Net liabilities acquired	4,593	(48,235)	(43,642)	4,593	(48,235)

Pro forma net revenues and loss from operations and net loss under U.S. GAAP calculated using Amarin’s audited financial statements, would have been as follows if the acquisition had occurred as of the beginning of the years ended December 31, 2004 and 2003 respectively:

	Year Ended December 31,
	2004	2003
	(Unaudited)
	$’000	$’000

Net revenues	2,095	8,157
Loss from operations	(70,000)	(32,594)
Net loss	(70,020)	(35,189)
Net loss per share
Basic	(3.11)	(2.06)
Diluted	(3.11)	(2.06)

Net loss per share is calculated using Amarin’s weighted average number of shares as per note Note 43.

Exhibits

Exhibits filed as part of this annual report:

1.1	Memorandum of Association of the Group(16)
1.2	Articles of Association of the Group*
2.1	Form of Deposit Agreement, dated as of March 29, 1993, among the Group, Citibank, N.A., as Depositary, and all holders from time to time of American Depositary Receipts issued thereunder(1)
2.2	Amendment No. 1 to Deposit Agreement, dated as of October 8, 1998, among the Group, Citibank, N.A., as Depositary, and all holders from time to time of the American Depositary Receipts issued thereunder(2)
2.3	Amendment No. 2 to Deposit Agreement, dated as of September 25, 2002 among the Group, Citibank N.A., as Depositary, and all holders from time to time of the American Depositary Receipts issued thereunder(3)
2.4	Form of Ordinary Share certificate(10)
2.5	Form of American Depositary Receipt evidencing ADSs (included in Exhibit 2.3)(3)
2.6	Registration Rights Agreement, dated as of October 21, 1998, by and among Ethical Holdings plc and Monksland Holdings B.V.(10)
2.7	Amendment No. 1 to Registration Rights Agreement and Waiver, dated January 27, 2003, by and among the Group, Elan International Services, Ltd. and Monksland Holdings B.V.(10)
2.8	Second Subscription Agreement, dated as of November 1999, among Ethical Holdings PLC, Monksland Holdings B.V. and Elan Corporation PLC(4)
2.9	Purchase Agreement, dated as of June 16, 2000, by and among the Group and the Purchasers named therein(4)
2.10	Registration Rights Agreement, dated as of November 24, 2000, by and between the Group and Laxdale Limited(5)
2.11	Form of Subscription Agreement, dated as of January 27, 2003 by and among the Group and the Purchasers named therein(10) (The Group entered into twenty separate Subscription Agreements on January 27, 2003 all substantially similar in form and content to this form of Subscription Agreement.).
2.12	Form of Registration Rights Agreement, dated as of January 27, 2003 between the Group and the Purchasers named therein (10) (The Group entered into twenty separate Registration Rights Agreements on January 27, 2003 all substantially similar in form and content to this form of Registration Rights Agreement.).
2.13	Securities Purchase Agreement dated as of December 16, 2005 by and among the Group and the purchasers named therein(16)
4.1	Amended and Restated Asset Purchase Agreement dated September 29, 1999 between Elan Pharmaceuticals Inc. and the Group(10)
4.2	Variation Agreement, undated, between Elan Pharmaceuticals Inc. and the Group(10)
4.3	License Agreement, dated November 24, 2000, between the Group and Laxdale Limited(6)
4.4	Option Agreement, dated as of June 18, 2001, between Elan Pharma International Limited and the Group(7)
4.5	Deed of Variation, dated January 27, 2003, between Elan Pharma International Limited and the Group(10)
4.6	Lease, dated August 6, 2001, between the Group and LB Strawberry LLC(7)
4.7	Amended and Restated Distribution, Marketing and Option Agreement, dated September 28, 2001, between Elan Pharmaceuticals, Inc. and the Group(8)
4.8	Amended and Restated License and Supply Agreement, dated March 29, 2002, between Eli Lilly and Group and the Group(10)†
4.9	Deed of Variation, dated January 27, 2003, between Elan Pharmaceuticals Inc. and the Group(10)
4.10	Stock and Intellectual Property Right Purchase Agreement, dated November 30, 2001, by and among Abriway International S.A., Sergio Lucero, Francisco Stefano, Amarin Technologies S.A., Amarin Pharmaceuticals Company Limited and the Group(7)
4.11	Stock Purchase Agreement, dated November 30, 2001, by and among Abriway International S.A., Beta Pharmaceuticals Corporation and the Group(7)
4.12	Novation Agreement, dated November 30, 2001, by and among Beta Pharmaceuticals Corporation, Amarin Technologies S.A. And the Group(7)
4.13	Loan Agreement, dated September 28, 2001, between Elan Pharma International Limited and the Group(8)

4.14	Deed of Variation, dated July 19, 2002, amending certain provisions of the Loan Agreement between the Group and Elan Pharma International Limited (10)
4.15	Deed of Variation No. 2, dated December 23, 2002, between The Group and Elan Pharma International Limited(10)
4.16	Deed of Variation No. 3, dated January 27, 2003, between the Group and Elan Pharma International Limited(10)
4.17	The Group 2002 Stock Option Plan*
4.18	Agreement Letter, dated October 21, 2002, between the Group and Security Research Associates, Inc.(10)
4.19	Agreement, dated January 27, 2003, among the Group, Elan International Services, Ltd. and Monksland Holdings B.V.(10)
4.20	Master Agreement, dated January 27, 2003, between Elan Corporation, plc., Elan Pharma International Limited, Elan International Services, Ltd., Elan Pharmaceuticals, Inc., Monksland Holdings B.V. and the Group(10)
4.21	Form of Warrant Agreement, dated March 19, 2003, between the Group and individuals designated by Security Research Associates, Inc.(10) (The Group entered into seven separate Warrant Agreements on March 19, 2003 all substantially similar in form and content to this form of Warrant Agreement).
4.22	Sale and Purchase Agreement, dated March 14, 2003, between F. Hoffmann — La Roche Ltd., Hoffmann — La Roche Inc And the Group(10)†
4.23	Share Subscription and Purchase Agreement dated October 28, 2003 among the Group, Amarin Pharmaceuticals Company Limited, Watson Pharmaceuticals, Inc. and Lagrummet December NR 911 AB (under name change to WP Holdings AB)(12)
4.24	Asset Purchase Agreement dated February 11, 2004 between the Group, Amarin Pharmaceuticals Company Limited and Valeant Pharmaceuticals International(12)†
4.25	Amendment No. 1 to Asset Purchase Agreement dated February 25, 2004 between the Group, Amarin Pharmaceuticals Company Limited and Valeant Pharmaceuticals International(12)
4.26	Development Agreement dated February 25, 2004 between the Group and Valeant Pharmaceuticals International(12)
4.27	Settlement Agreement dated February 25, 2004 among Elan Corporation plc, Elan Pharma International Limited, Elan International Services, Ltd, Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Group(12)
4.28	Debenture dated August 4. 2003 made by the Group in favour of Elan Corporation plc as Trustee(12)
4.29	Debenture Amendment Agreement dated December 23, 2003 between the Group and Elan Corporation plc as Trustee(12)
4.30	Debenture Amendment Agreement No. 2 dated February 24, 2004 between the Group and Elan Corporation plc as Trustee(12)
4.31	Loan Instrument dated February 25, 2004 executed by Amarin in favor of Elan Pharma International Limited(12)
4.32	Amended and Restated Master Agreement dated August 4, 2003 among Elan Corporation plc, Elan Pharma International Limited, Elan International Services, Ltd., Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Group (11)(12)
4.33	Amended and Restated Option Agreement dated August 4, 2003 between the Group and Elan Pharma International Limited (11)(12)
4.34	Deed of Variation No. 2, dated August 4, 2003, to the Amended and Restated Distribution, Marketing and Option Agreement between Elan Pharmaceuticals, Inc. and the Group(11)(12)
4.35	Deed of Variation No. 4, dated August 4, 2003, to Loan Agreement between the Group and Elan Pharma International Limited (11)(12)
4.36	Amendment Agreement No. 1, dated August 4, 2003, to Amended and Restated Asset Purchase Agreement among Elan International Services, Ltd., Elan Pharmaceuticals, Inc. and the Group(11)(12)
4.37	Warrant dated February 25, 2004 issued by the Group in favor of the Warrant Holders named therein(12)
4.38	Amendment Agreement dated December 23, 2003, between Elan Corporation plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Group(11)(12)
4.39	Bridging Loan Agreement dated December 23, 2003 between the Group and Elan Pharmaceuticals, Inc.(11)(12)

4.40	Agreement dated December 23, 2003 between the Group and Elan Pharma International Limited, amending the Amended and Restated Option Agreement dated August 4, 2003(11)(12)
4.41	Inventory Buy Back Agreement dated March 18, 2004 between the Group and Swiftwater Group LLC(12)†
4.42	Form of Subscription Agreement, dated as of October 7, 2004 by and among the Group and the Purchasers named therein(13) (The Group entered into 14 separate Subscription Agreements on October 7, 2004 all substantially similar in form and content to this form of Subscription Agreement.)
4.43	Form of Registration Rights Agreement, dated as of October 7, 2004 between the Group and the Purchasers named therein(13) (The Group entered into 14 separate Registration Rights Agreements on October 7, 2004 all substantially similar in form and content to this form of Registration Rights Agreement.)
4.44	Share Purchase Agreement dated October 8, 2004 between the Group, Vida Capital Partners Limited and the Vendors named therein relating to the entire issued share capital of Laxdale Limited(13)
4.45	Escrow Agreement dated October 8, 2004 among the Group, Belsay Limited and Simcocks Trust Limited as escrow agent(13)
4.46	Loan Note Redemption Agreement dated October 14, 2004 between Amarin Investment Holding Limited and the Group(13)
4.47	License and Distribution Agreement dated March 26,2003 between Laxdale and SCIL Biomedicals GMBH(14)†
4.48	License Agreement dated July 21, 2003 between Laxdale and an undisclosed a third party(14)†
4.49	Settlement agreement dated 27 September 2004 between the Group and Valeant Pharmaceuticals International(14)†
4.50	Exclusive License Agreement dated October 8, 2004 between Laxdale and Scarista Limited which provides Laxdale with exclusive rights to specified intellectual property of Scarista(14)†
4.51	Exclusive License Agreement dated October 8, 2004 between Laxdale and Scarista Limited pursuant to which Scarista has the exclusive right to use certain of Laxdale’s intellectual property(14)†
4.52	Clinical Supply Agreement between Laxdale and Nisshin Flour Milling Co., Limited dated 27th October 1999(14)†
4.53	Clinical Trial Agreement dated March 18, 2005 between Amarin Neuroscience Limited and the University of Rochester. Pursuant to this agreement the University is obliged to carry out or to facilitate the carrying out of a clinical trial research study set forth in a research protocol on Miraxion in patients with Huntington’s disease(14)†
4.54	License and Distribution Agreement dated December 20, 2002 between Laxdale Limited and Link Pharmaceuticals Limited(14)†
4.55	License and Distribution Agreement dated December 9, 2002 between Laxdale Limited and Juste S.A.Q.F.(14)†
4.56	Loan Note Redemption Agreement dated May, 2005 between Amarin Investment Holding Limited and the Group.(14)
4.57	Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited.(15)
4.58	License Agreement dated December 31, 2005 between Amarin Neuroscience Limited and Multicell Technologies, Inc.(15)†
4.59	Consultancy Agreement dated March 29, 2006 between Amarin Corporation plc and Dalriada Limited(15)†
4.60	Employment Agreement with Richard Stewart, dated November 23, 1998 and deed of variation dated April 5, 2004.(16)
4.61	Employment Agreement with Alan Cooke, dated May 12, 2004 and amended September 1, 2005.(16)
4.62	Clinical Supply Extension Agreement dated December 13, 2005 to Agreement between Amarin Pharmaceuticals Ireland Limited and Amarin Neuroscience Limited and Nisshin Flour Milling Co.†*
4.63	Securities Purchase Agreement dated May 20, 2005 between the Company and the purchasers named therein. The Company entered into 34 separate Securities Purchase Agreements on May 18, 2005 and in total issued 13,677,110 ordinary shares to management, institutional and accredited investors. The purchase price was $1.30 per ordinary share.*

4.64	Securities Purchase Agreement dated January 23, 2006 between the Company and the purchasers named therein. The Company entered into 2 separate Securities Purchase Agreements on January 23, 2006 and in total issued 840,000 ordinary shares to accredited investors. The purchase price was $2.50 per ordinary share.*
4.65	Assignment Agreement dated May 17, 2006 between Amarin Pharmaceuticals Ireland Limited and Dr Anthony Clarke, pursuant to which, Amarin Pharmaceuticals Ireland Limited acquired the global rights to a novel oral formulation of Apomorphine for the treatment of “off” episodes in patients with advanced Parkinson’s disease.*
4.66	Lease Agreement dated July 4, 2006 between Amarin Neuroscience Limited and Magdalen Development Company Limited and Prudential Development Management Limited. Pursuant to this agreement, Amarin Neuroscience Limited took a lease of a premises at the South West Wing First Floor Office Suite, The Magdalen Centre North, The Oxford Science Park, Oxford, England.*
4.67	Securities Purchase Agreement dated October 18, 2006 between the Company and the purchasers named therein. The Company entered into 32 separate Securities Purchase Agreements on October 18, 2006 and in total issued 8,965,600 ordinary shares to institutional and accredited investors. The purchase price was $2.09 per ordinary share*
4.68	First Amendment Letter dated October 26, 2006 to License Agreement dated December 31, 2005 between Amarin Neuroscience Limited and Multicell Technologies, Inc.†*
4.69	Master Services Agreement dated November 15, 2006 between Amarin Pharmaceuticals Ireland Limited and Icon Clinical Research (U.K.) Limited. Pursuant to this agreement, Icon Clinical Research (U.K.) Limited agreed to provide due diligence services to Amarin Pharmaceuticals Ireland Limited on ongoing licensing opportunities on an ongoing basis.*
4.70	Amendment dated December 8, 2006 to Clinical Trial Agreement dated March 18, 2005 between Amarin Neuroscience Limited and the University of Rochester.†*
4.71	Lease Agreement dated January 22, 2007 between the Company, Amarin Pharmaceuticals Ireland Limited and Mr. David Colgan, Mr. Philip Monaghan, Mr. Finian McDonnell and Mr. Patrick Ryan. Pursuant to this agreement, Amarin Pharmaceuticals Ireland Limited took a lease of a premises at The First Floor, Block 3, The Oval, Shelbourne Road, Dublin 4, Ireland.*
4.72	Amendment (Change Order Number 4), dated February 15, 2007 to Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited. *
4.73	Employment Agreement Amendment with Alan Cooke, dated February 21, 2007.*
4.74	Employment Agreement Amendment with Richard Stewart, dated February 26, 2007.*
4.75	Amendment (Change Order Number 3), dated March 1, 2007 to Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited. *
8.1	Subsidiaries of the Group*
11.1	Code of Ethics*
12.1	Certification of Richard A.B. Stewart required by Rl 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Alan Cooke required by Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Richard A. B. Stewart required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Alan Cooke required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
14.1	Consent of PricewaterhouseCoopers *
14.2	Consent of Ernst & Young LLP*

*	Filed herewith

†	Confidential treatment requested (the confidential portions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission)

(1)	Incorporated herein by reference to certain exhibits to the Group’s Registration Statement on Form F-1, File No. 33-58160, filed with the Securities and Exchange Commission on February 11, 1993.

(2)	Incorporated herein by reference to Exhibit (a)(i) to the Group’s Registration Statement on Post-Effective Amendment No. 1 to Form F-6, File No. 333-5946, filed with the Securities and Exchange Commission on October 8, 1998.

(3)	Incorporated herein by reference to Exhibit (a)(ii) to the Group’s Registration Statement on Post-Effective Amendment No. 2 to Form F-6, File No. 333-5946, filed with the Securities and Exchange Commission on September 26, 2002.

(4)	Incorporated herein by reference to certain exhibits to the Group’s Annual Report on Form 20-F for the year ended December 31, 1999, filed with the Securities and Exchange Commission on June 30, 2000.

(5)	Incorporated herein by reference to certain exhibits to the Group’s Registration Statement on Form F-3, File No. 333-13200, filed with the Securities and Exchange Commission on February 22, 2001.

(6)	Incorporated herein by reference to certain exhibits to the Group’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on July 2, 2001.

(7)	Incorporated herein by reference to certain exhibits to the Group’s Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on May 9, 2002.

(8)	Incorporated herein by reference to certain exhibits to the Group’s Registration Statement on Pre-Effective Amendment No. 2 to Form F-3, File No. 333-13200, filed with the Securities and Exchange Commission on November 19, 2001.

(9)	Incorporated herein by reference to certain exhibits to the Group’s Registration Statement on Form S-8, File No. 333-101775, filed with the Securities and Exchange Commission on December 11, 2002.

(10)	Incorporated herein by reference to certain exhibits to the Group’s Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on April 24, 2003.

(11)	These agreements are no longer in effect as a result of superseding agreements entered into by the Group.

(12)	Incorporated herein by reference to certain exhibits to the Group’s Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Securities and Exchange Commission on March 31, 2004.

(13)	Incorporated herein by reference to certain exhibits to the Group’s Registration Statement on Form F-3, File No. 333-121431, filed with the Securities and Exchange Commission on December 20, 2004.

(14)	Incorporated herein by reference to certain exhibits to the Group’s Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on April 1, 2005.

(15)	Incorporated herein by reference to certain exhibits to the Group’s Registration Statement on Form F-3, File No. 333-131479 , filed with the Securities and Exchange Commission on February 2, 2006.

(16)	Incorporated by reference herein to certain exhibits in the Group’s Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Securities and Exchange Commission on March 30, 2006 as amended on Form 20-F/A filed October 13, 2006.