Form 20-F
period 2007-12-31
AMARIN CORP PLC\UK
filed 2008-05-19
CIK 897448

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
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
First Floor, Block 3, The Oval
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
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
139,057,370 Ordinary Shares, 5 pence par value per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
YES ☐     NO ☑

INTRODUCTION

This report comprises the annual report to shareholders of Amarin Corporation plc (NASDAQCM: AMRN) and its annual report on Form 20-F in accordance with the requirements of the United States Securities and Exchange Commission, or SEC, for the year ended December 31, 2007.

As used in this annual report, unless the context otherwise indicates, the terms “Group”, “Amarin”, “we”, “us” and “our” refer to Amarin Corporation plc and its wholly owned subsidiary companies. Laxdale Limited, a company which we acquired in October 2004 and is now known as Amarin Neuroscience Limited, may be referred to herein as “Amarin Neuroscience” or “Laxdale.” Ester Neurosciences Limited, a company which we acquired in December 2007 may be referred to herein as “Ester Neurosciences” or “Ester”.

Also, as used in this annual report, unless the context otherwise indicates, the term “Ordinary Shares” refers to our Ordinary Shares, par value 5 pence per share, and the term “Preference Shares” refers to our authorized preference shares, par value 5 pence per share. As of December 31, 2007, there were no Preference Shares outstanding. Unless otherwise specified, all shares and share related information (such as per share information and share price information) in this annual report have been adjusted to give effect, retroactively, to our one-for-ten Ordinary Share consolidation effective on July 17, 2002 whereby ten ordinary shares of 10p each became one Ordinary Share of £1.00 each and to the subsequent sub-division and conversion of each issued and outstanding Ordinary Share of £1.00 each on June 21, 2004 into one ordinary share of 5 pence and one deferred share of 95 pence (and the subsequent purchase by the Company and cancellation of all such deferred shares) and each of the authorized but unissued Ordinary Shares of £1 each in the capital of the Company into 20 ordinary shares of 5 pence each.

In addition, as used in this annual report, the term “Debentures” refers to our 8% Convertible Debentures due 2010 which were issued on December 6, 2007 in connection with the financing of our acquisition of Ester.

On January 18, 2008, our Ordinary Shares were consolidated on a one-for-ten basis whereby ten Ordinary Shares of 5p each became one Ordinary Share of 50p. Unless otherwise specified, all shares and share related information (such as per share information and share price information) in this annual report have not been adjusted to give effect to this one-for-ten Ordinary Share consolidation.

On May 14, 2008, we announced a private placement of Ordinary Shares for up to $60.0 million. The first tranche from new investors of $28.0 million closed on May 19, 2008. See Item 8B “Significant changes” for further information.

In this annual report, references to “pounds sterling,” “£” or “GBP£” are to U.K. currency, references to “U.S. Dollars”, “$” or “US$” are to U.S. currency, references to “euro” or “€” are to Euro currency and references to “New Israeli Shekel”, “NIS” or “shekel” are to Israeli currency.

This annual report contains trademarks, tradenames or registered marks owned by Amarin or by other entities, including:

•       Permax®, which during the fiscal year covered by this report was registered in Eli Lilly and Company or its affiliates, which we may refer to in this annual report as “Lilly”.

•       Nanocrystal®, which during the fiscal year covered by this report was registered in Elan Corporation plc or its affiliates, which we may refer to in this annual report as "Elan".

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

•       The success of our research and development activities;

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

•       Our ability to maintain sufficient cash and other liquid resources to meet operating requirements and debt service requirements; general changes in International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“E.U.”) and as issued by the International Accounting Standards Board (“IASB”);

•       Patent positions can be highly uncertain and patent disputes are not unusual. An adverse result in a patent dispute can hamper commercialization of products or negatively impact sales of future products or result in injunctive relief and payment of financial remedies;

•       Uncertainties of the U.S. Food and Drug Administration ("FDA") approval process and the regulatory approval processes in other countries, including, without limitation, delays in approval of new products;

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

Item 2  Offer Statistics and Expected Timetable

Not applicable.

Item 3  Key Information

A.  Selected Financial Data

General

The following table presents selected historical consolidated financial data. The selected historical consolidated financial data as of December 31, 2007 and 2006 and for each of the years ended December 31, 2007 and 2006 have been derived from our audited consolidated financial statements beginning on page F-1 of this annual report, prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the E.U. and as issued by the International Accounting Standards Board (“IASB”), which have been audited by PricewaterhouseCoopers, an independent registered public accountant firm, for the years ended December 31, 2007 and 2006.

The selected historical consolidated financial data as of December 31, 2005, 2004 and 2003 and for the years then ended has been derived from our audited historical financial statements prepared in accordance with generally accepted accounting principles in the United Kingdom (“U.K. GAAP”) which are not included in these financial statements.

Unless otherwise specified, all references in this annual report to “fiscal year” or “year” of Amarin refer to a twelve-month financial period ended December 31. We prepare our consolidated financial statements in accordance with IFRS as adopted by the E.U. and as issued by the IASB.

We adopted IFRS for the first time for our financial year ended December 31, 2007. Our audited Consolidated Financial Statements as of and for the year ended December 31, 2006 were originally prepared in accordance with U.K. GAAP. As part of our adoption of IFRS, we have restated our Consolidated Financial Statements in accordance with IFRS for comparative purposes.

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

On January 18, 2008 our Ordinary Shares were consolidated on a one-for-ten basis whereby ten Ordinary Shares of 5p each became one Ordinary Share of 50p each.

On May 14, 2008, we announced a private placement of Ordinary Shares for up to $60.0 million. The first tranche from new investors of $28.0 million closed on May 19, 2008. See Item 8B “Significant changes” for further information.

Selected Consolidated Financial Data — IFRS
	2006	2007
	(In U.S. $, thousands except per share data and number of shares information)
Statement of Operations Data — IFRS Net sales revenues	500	—
Total loss from operations	(28,068)	(40,733)
Net loss	(26,751)	(38,197)
Net loss per Ordinary Share (basic – post share split**)	(3.25)	(3.90)
Net loss per Ordinary Share (basic – pre share split**)	(0.33)	(0.39)
Net loss per Ordinary Share (diluted – post share split**)	(3.25)	(3.90)
Net loss per Ordinary Share (diluted – pre share split**)	(0.33)	(0.39)
Consolidated balance sheet data - amounts in accordance with IFRS Working capital assets	28,710	6,316
Total assets	49,559	42,254
Long term obligations	(110)	(2,693)
Capital stock (ordinary shares)	7,990	12,942
Total shareholders’ equity	38,568	24,149
Number of ordinary shares in issue (thousands – post share split**)	9,068	13,906
Number of ordinary shares in issue (thousands – pre share split**)	90,684	139,057
Denomination of each ordinary share (post share split**)	£0.50	£0.50
Denomination of each ordinary share (pre share split**)	£0.05	£0.05

Selected Consolidated Financial Data — U.K. GAAP
	Years Ended December 31
	2003	2004* as restated	2005* as restated
	(In U.S. $, thousands except per share data and number of shares information)
Statement of Operations Data — U.K. GAAP Net sales revenues	7,365	1,017	500
Total loss from operations	(38,821)	(11,875)	(20,748)
Loss from continuing operations	(6,200)	(10,608)	(20,748)
Net (loss)/income	(19,224)	3,229	(20,547)
Loss from continuing operations per Ordinary Share (basic – post share split**)	(3.63)	(4.71)	(4.45)
Loss from continuing operations per Ordinary Share (basic – pre share split**)	(0.36)	(0.47)	(0.45)
Net (loss)/income per Ordinary Share (basic – post share split**)	(11.25)	1.43	(4.41)
Net (loss)/income per Ordinary Share (basic – pre share split**)	(1.13)	0.14	(0.44)
Net (loss)/income per Ordinary Share (diluted – post share split**)	(11.25)	1.43	(4.41)
Net (loss)/income per Ordinary Share (diluted – pre share split**)	(1.13)	0.14	(0.44)
Consolidated balance sheet data - amounts in accordance with U.K. GAAP Working capital (liabilities)/assets	(39,128)	8,651	28,673
Total assets	47,377	23,721	46,760
Long term obligations	—	(2,687)	(180)
Capital stock (ordinary shares)	29,088	3,206	6,778
Total shareholders’ (deficit)/equity	(6,348)	16,693	38,580
Number of ordinary shares in issue (thousands – post share split**)	1,794	3,763	7,755
Number of ordinary shares in issue (thousands – pre share split**)	17,940	37,632	77,549
Denomination of each ordinary share (post share split**)	£10.00	£0.50	£0.50
Denomination of each ordinary share (pre share split**)	£1.00	£0.05	£0.05

For previously reported 2006 financial information prepared under U.K. GAAP please see our 2006 20-F filed with the SEC on March 5, 2007.

*	As restated for the non-cash compensation expense due to the adoption of U.K. GAAP, Financial Reporting Standard 20 “Share-based payments”.
**
On January 18, 2008, our Ordinary Shares were consolidated on a one-for-ten basis whereby ten Ordinary Shares of 5p each became one Ordinary Share of 50p. Post-split shares and share information above has been adjusted to reflect this share consolidation.

Exchange Rates

We changed our functional currency on January 1, 2003 from pounds sterling to U.S. Dollars to reflect the fact that the majority of our transactions, assets and liabilities were denominated in that currency. Consequently, all data provided in this annual report is in U.S. Dollars from 2003.

As some of our assets, liabilities and transactions are denominated in pounds sterling, euro and shekel, the rate of exchange between pounds sterling and the U.S. Dollar, between euro and U.S. Dollar and between shekel and U.S. Dollar, which is determined by supply and demand in the foreign exchange markets and affected by numerous factors, continues to impact our financial results. Fluctuations in the exchange rates between the U.S. Dollar and pounds sterling, between U.S. Dollar and euro and between the U.S. Dollar and shekel may affect any earnings or losses reported by us and the book value of our shareholders’ equity as expressed in U.S. Dollars, and consequently may affect the market price for our ADSs.

The following table sets forth, for the periods indicated, the average of the noon buying rate on the last day of each month during the relevant period as announced by the Federal Reserve Bank of New York for pounds sterling expressed in U.S. Dollars per pound sterling:

Fiscal Period	Average Noon Buying Rate
(U.S. Dollars/pound sterling)
12 months ended December 31, 2003	1.6450
12 months ended December 31, 2004	1.8356
12 months ended December 31, 2005	1.8204
12 months ended December 31, 2006	1.8434
12 months ended December 31, 2007	2.0073

The following table sets forth, for each of the last six months, the high and low noon buying rate during each month as announced by the Federal Reserve Bank of New York for pounds sterling expressed in U.S. Dollars per pound sterling:

Month	High Noon Buying Rate	Low Noon Buying Rate
	(U.S. Dollars/pound sterling)	(U.S. Dollars/pound sterling)

November 2007	2.1104	2.0478
December 2007	2.0658	1.9774
January 2008	1.9895	1.9515
February 2008	1.9923	1.9405
March 2008	2.0311	1.9823
April 2008	1.9994	1.9627

The noon buying rate as of May 15, 2008 was 1.9488 U.S. Dollars per pound sterling.

B.  Capitalization And Indebtedness

Not applicable.

C.  Reasons For The Offer And Use Of Proceeds

Not applicable.

D.  Risk Factors

RISK FACTORS

You should carefully consider the risks and the information about our business described below, together with all the other information included in this annual report. You should not interpret the order in which these considerations are presented as an indication of their relative importance to you. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks and uncertainties develops into actual events, our business, financial condition and results of operations could be materially and adversely affected.  In such an instance, the trading price of our ADSs and Ordinary Shares could decline.

We have a history of losses, and we may not be able to attain profitability in the foreseeable future.

We have not been profitable in four of the last five fiscal years. For the fiscal years ended December 31, 2003, 2004 and 2005, we reported (losses)/profits under U.K. GAAP of approximately $(19.2) million, $3.2 million and $(20.5) million respectively. For the fiscal years ended December 31, 2006 and 2007, we reported losses under IFRS of approximately $26.8 million and $38.2 million respectively. Unless and until marketing approval is obtained from either the U.S. Food and Drug Administration, which we refer to as the FDA, or European Medicines Evaluation Agency, which we refer to as the EMEA, for any of our products, or we are otherwise able to acquire rights to products that have received regulatory approval or are at an advanced stage of development and can be readily commercialized, we may not be able to generate sufficient revenues in future periods to enable us to attain profitability.

We acquired Amarin Neuroscience (formerly Laxdale Limited) on October 8, 2004 and Ester Neurosciences Limited on December 5, 2007. We continue to have limited operations, assets and financial resources. We currently have no marketable products or other source of revenues other than the Multicell out-licensing contract described herein. All of our current products are in the development stage. The development of pharmaceutical products is a capital intensive business. Therefore, we expect to incur expenses without corresponding revenues at least until we are able to obtain regulatory approval and sell our future products in significant quantities. This may result in net operating losses until we can generate an acceptable level of revenues, which we may not be able to attain. Further, even if we do achieve operating revenues, there can be no assurance that such revenues will be sufficient to fund continuing operations. Therefore, we cannot predict with certainty whether we will ever be able to achieve profitability.

In addition to advancing our existing development pipeline, we may also acquire rights to additional products. However, we may not be successful in doing so. We may need to raise additional capital before we can acquire any products. There is also a risk that any of our development stage products we may acquire will not be approved by the FDA or regulatory authorities in other countries on a timely basis or at all. The inability to obtain such approvals would adversely affect our ability to generate revenues.

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

As a consequence of divestitures in 2003 and 2004 and our acquisition of Amarin Neuroscience in October 2004 and Ester Neurosciences Limited in December 2007, our historical financial results do not form an accurate basis upon which investors should base an assessment of our business and prospects. We are now focused on the research, development and commercialization of novel drugs for the central nervous system and cardiovascular disease. Accordingly, our historical financial results reflect a substantially different business from that currently being conducted.

Our indebtedness under our 8% Convertible Debentures due 2010 could adversely affect our financial condition and our ability to respond to changes in our business.

As described in our Report of Foreign Issuer furnished to the SEC on December 12, 2007, on December 4, 2007, we issued $2.75 million aggregate principal amount of our 8% Convertible Debentures due 2010 to finance, in part, our acquisition of Ester Neurosciences Limited, a private pharmaceutical development company based in Israel.  We have debt service obligations under our Debentures.  These debt obligations could have significant negative consequences, including, but not limited to:

·	increasing our vulnerability to general adverse economic and industry conditions;
·	limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other business purposes;
·	limiting our flexibility to plan for, or react to, changes in our business and the industry in which we compete;
·	placing us at a possible disadvantage to competitors with fewer debt obligations and competitors that have better access to capital resources; and
·
requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital expenditures, research and development efforts and other general corporate purposes.

We may incur additional indebtedness.

The indenture governing the Debentures does not prohibit us from incurring substantial additional indebtedness in the future.  Any such additional indebtedness that is permitted to be secured would be effectively senior to the Debentures to the extent of the assets securing such indebtedness.  As described under the heading “Description of Debentures — Additional Covenant — Limitation on Incurrence of Subsidiary Indebtedness” in our prospectus supplement filed with the SEC on December 5, 2007, the Debentures limit the ability of our subsidiaries to incur indebtedness.  However, because they are not guaranteed by our subsidiaries (or any other third party), the Debentures are structurally subordinated to the indebtedness and other liabilities that our subsidiaries are permitted to incur.  In addition, the indenture does not contain any restrictive covenants limiting our ability to pay dividends, make any payments on junior or other indebtedness or otherwise limit our financial condition.

We may have to issue additional equity, leading to shareholder dilution.

We are committed to issue equity to the former shareholders of Amarin Neuroscience upon the successful achievement of specified milestones for the AMR101 development program (subject to such shareholders’ right to choose cash payment in lieu of equity).  Pursuant to the Amarin Neuroscience share purchase agreement, further success-related milestones will be payable as follows:

Upon receipt of marketing approval in the United States and Europe for the first indication of any product containing Amarin Neuroscience intellectual property as secured in the 2004 Laxdale acquisition, we must make an aggregate stock or cash payment (at the sole option of each of the sellers) of GBP£7.5 million for each of the two potential market approvals (i.e., GBP£15.0 million maximum).  In addition, upon receipt of a marketing approval in the United States and Europe for any other product using Amarin Neuroscience intellectual property as secured in the 2004 Laxdale acquisition or for a different indication of a previously approved product, we must make an aggregate stock or cash payment (at the sole option of each of the sellers) of GBP£5.0 million for each of the two potential market approvals (i.e., GBP£10.0 million maximum).  The exchange rate as of May 15, 2008 was approximately $1.9488 per GBP£.

As described under the heading “Unaudited Pro Forma Financial Information” in our Report of Foreign Issuers on Form 6-K filed with the SEC on December 5, 2007, if the Monarsen Phase IIa in Myasthenia Gravis (“MG”) clinical study meets its study objectives, we are committed to pay $5 million, at Amarin’s option, in equity or cash, to the former shareholders of Ester Neurosciences Limited. In addition, upon successful completion of the Monarsen Phase II MG development program with adequate efficacy and safety data that fully supports the commencement of a Phase III clinical study in the U.S., we are committed to pay $6 million, at Amarin's option, in equity or cash, to the former shareholders of Ester Neurosciences Limited.

        In December 2007, we issued $2.75 million in aggregate principal amount of three-year convertible Debentures. The Debentures may be converted into 5.7 million ADSs commencing four months after the date of closing at a conversion price of $0.48 per ADS. If, at any time prior to December 6, 2009, the Company issues Ordinary Shares, securities convertible into ADSs or Ordinary Shares, warrants to purchase ADSs or Ordinary Shares or options to purchase any of the aforementioned convertible debentures at a price that is less than, or converts at a price that is less than, $3.66 (“Down-round Price”), then the conversion price shall be adjusted to equal 130% of the Down-round Price.

In addition, the Debenture holders received five-year warrants to purchase 2.3 million ADSs at an exercise price of $0.48. If, at any time prior to December 6, 2009, the Company issues Ordinary Shares, securities convertible into ADSs or Ordinary Shares, warrants to purchase ADSs or Ordinary Shares or options to purchase any of the aforementioned warrants at a price that is less than, or converts at a price that is less than, $3.66 (“Down-round Price”), then the exercise price shall be adjusted to equal 130% of the Down-round Price.

The convertible Debentures will be required to be repaid from the proceeds of, and the holders of the convertible Debentures will have the right to participate in, future financings of the Company, with certain exceptions.

Taking account for the one-for-ten consolidation of our Ordinary Shares on January 18, 2008, as at May 16, 2008 we had 2,052,473 warrants outstanding with a weighted average exercise price of $8.70 per share.  As at May 16, 2008, we also had outstanding employee options to purchase 1,475,481 Ordinary Shares at an average exercise price of $13.23 per share.

Additionally, in pursuing our growth strategy we will either need to issue new equity as consideration for the acquisition of products, or to otherwise raise additional capital, in which case equity, debt convertible into equity or debt instruments may be issued.  The creation of new shares may lead to dilution of the value of the shares held by our current shareholder base.

We have granted the initial purchasers of the Debentures the right to participate in certain of our future financings, which may restrict our ability to raise capital.

So long as the initial purchaser of a Debenture is the registered holder of the Debenture, such initial purchaser shall have a right, subject to certain exceptions, to participate in future equity or debt financings by us for cash on terms equal to those of other investors in such future financings.  This right is not transferable upon the sale of the Debentures by initial purchasers.  This financing participation right may restrict our ability to raise capital through equity financing in the future as it may, among other things, make potential investors less likely to enter into negotiations with us.

If we cannot find additional capital resources, we will have difficulty in operating as a going concern and growing our business.

At December 31, 2007, we had a cash balance of approximately $18.3 million. On May 14, 2008, we announced a private placement of Ordinary Shares for up to $60.0 million. The first tranche from new investors of $28.0 million closed on May 19, 2008. Based upon current business activities, we forecast having sufficient cash to fund operations for at least the next 12 months from May 19, 2008. We may also require further funds in the future to implement our long-term growth strategy of acquiring additional development stage and/or marketable products, recruiting clinical, regulatory and sales and marketing personnel, and growing our business.  Our ability to execute our business strategy and sustain our infrastructure at our current level will be impacted by whether or not we have sufficient funds. Depending on market conditions and our ability to maintain financial stability, we may not have access to additional funds on reasonable terms or at all.  Any inability to obtain additional funds when needed would have a material adverse effect on our business and on our ability to operate on an ongoing basis.

We may be dependent upon the success of a limited range of products.

On April 24, 2007, we reported top-line results from our two Phase III clinical trials of AMR101 to treat Huntington’s disease.  Study data showed no statistically significant difference in either study between AMR101 and placebo with regard to the primary and secondary endpoints at 6-months of treatment. The adverse clinical trial data on AMR101 for Huntington’s disease could materially affect our ability to develop the product for Huntington’s disease and for other therapeutic indications.  If development efforts for our products are not successful for any indications or if they are not approved by the FDA, or if adequate demand for our products are not generated, our business will be materially and adversely affected. Although we intend to bring additional products forward from our research and development efforts, even if we are successful in doing so, the range of products we will be able to commercialize may be limited. This could restrict our ability to respond to adverse business conditions. If we are not successful in developing any future product or products, or if there is not adequate demand for any such products or the market for such product develops less rapidly than we anticipate, we may not have the ability to shift our resources to the development of alternative products. As a result, the limited range of products we intend to develop could constrain our ability to generate revenues and achieve profitability.

Our ability to generate revenues depends on obtaining regulatory approvals for our products.

In order to successfully commercialize a product, we will be required to conduct all tests and clinical trials needed in order to meet regulatory requirements, to obtain applicable regulatory approvals, and to prosecute patent applications. The costs of developing and obtaining regulatory approvals for pharmaceutical products can be substantial. Our ability to commercialize any of our products in development is dependent upon the success of development efforts in clinical studies. If these clinical trials fail to produce satisfactory results, or if we are unable to maintain the financial and operational capability to complete these development efforts, we may be unable to generate revenues. Even if we obtain regulatory approvals, the timing or scope of any approvals may prohibit or reduce our ability to commercialize products successfully. For example, if the approval process takes too long, we may miss market opportunities and give other companies the ability to develop competing products. Additionally, the terms of any approvals may not have the scope or breadth needed for us to commercialize products successfully.

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

Competition in the pharmaceutical industry is intense and is expected to increase. If we are successful in completing the development of any of our products, we may face competition to the extent other pharmaceutical companies are able to develop products for the treatment of similar indications. Potential competitors in this market may include companies with greater resources and name recognition than us. Furthermore, to the extent we are able to acquire or develop additional marketable products in the future such products will compete with a variety of other products within the United States or elsewhere, possibly including established drugs and major brand names. Competitive factors, including generic competition, could force us to lower prices or could result in reduced sales. In addition, new products developed by others could emerge as competitors to our future products. Products based on new technologies or new drugs could render our products obsolete or uneconomical.

Our potential competitors both in the United States and Europe may include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies, and specialized neurology companies. In addition, we may compete with universities and other institutions involved in the development of technologies and products that may compete with ours. Many of our competitors will likely have greater resources than us, including financial, product development, marketing, personnel and other resources. Should a competing product obtain marketing approval prior to any of our products, this would significantly erode the projected revenue streams for our product.

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

We have no in-house manufacturing capacity and, to the extent we are successful in completing the development of our products and/or acquiring or developing other marketable products in the future, we will be obliged to rely on contract manufacturers to produce our products. We may not be able to enter into manufacturing arrangements on terms that are favorable to us. Moreover, if any future manufacturers should cease doing business with us or experience delays, shortages of supply or excessive demands on their capacity, we may not be able to obtain adequate quantities of product in a timely manner, or at all. Manufacturers are required to comply with current NDA commitments and good manufacturing practices requirements enforced by the FDA, and similar requirements of other countries. The failure by a future manufacturer to comply with these requirements could affect its ability to provide us with product. Any manufacturing problem or the loss of a contract manufacturer could be disruptive to our operations and result in lost sales.

Additionally, we will be reliant on third parties to supply the raw materials needed to manufacture our potential products. Any reliance on suppliers may involve several risks, including a potential inability to obtain critical materials and reduced control over production costs, delivery schedules, reliability and quality. Any unanticipated disruption to future contract manufacture caused by problems at suppliers could delay shipment of products, increase our cost of goods sold and result in lost sales.

We may not be able to grow our business unless we can acquire and market or in-license new products.

We are pursuing a strategy of product acquisitions and in-licensing in order to supplement our own research and development activity. For example, in December 2007, we acquired the entire issued share capital of Ester Neurosciences Limited whose lead product, EN101, is currently in Phase IIa clinical development to treat myasthenia gravis, a debilitating neuromuscular disease; in March 2007, we acquired the global rights to a novel, nasal lorazepam formulation for the out-patient treatment of emergency seizures in epilepsy patients, specifically status epilepticus and acute repetitive seizures; and in May 2006, we acquired the global rights to a novel formulation of apomorphine for the treatment of “off” episodes in patients with advanced Parkinson’s disease. Our success in this regard will be dependent on our ability to identify other companies that are willing to sell or license product lines to us. We will be competing for these products with other parties, many of whom have substantially greater financial, marketing and sales resources than we do. Even if suitable products are available, depending on competitive conditions we may not be able to acquire rights to additional products on acceptable terms, or at all. Our inability to acquire additional products or successfully introduce new products could have a material adverse effect on our business.

In order to commercialize our future products, we will need to establish a sales and marketing capability.

At present, we do not have any sales or marketing capability since all of our products are currently in the development stage. However, if we are successful in obtaining regulatory approval for any product for any indication, we may directly commercialize this product for that indication in the U.S. market. Similarly, to the extent we execute our long-term strategy of expanding our portfolio by developing or acquiring additional marketable products, we intend to directly sell our neurology products in the United States. In order to market new products, we will need to add marketing and sales personnel who have expertise in the pharmaceuticals business. We must also develop the necessary supporting distribution channels. Although we believe we can build the required infrastructure, we may not be successful in doing so if we cannot attract personnel or generate sufficient capital to fund these efforts. Failure to establish a sales force and distribution network in the U.S. would have a material adverse effect on our ability to grow our business.

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

Although we disposed of the majority of our former products during 2003 and 2004, we remain subject to the potential risk of product liability claims relating to the manufacturing and marketing of our former products during the period prior to their divestiture. Any person who is injured as a result of using one of our former products during our period of ownership may have a product liability claim against us without having to prove that we were at fault. The potential for liability exists despite the fact that our former subsidiary, Amarin Pharmaceuticals Inc. conducted all sales and marketing activities with respect to such products. Although we have not retained any liabilities of Amarin Pharmaceuticals Inc. in this regard, as the prior holder of ownership rights to such former products, third parties could seek to assert potential claims against us. Since we distributed and sold our products to a wide number of end users, the risk of such claims could be material.

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

Amarin was responsible for the sales and marketing of Permax from May 2001 until February 2004.  On May 17, 2001, Amarin acquired the U.S. sales and marketing rights to Permax from Elan.  An affiliate of Elan had previously obtained the licensing rights to Permax from Eli Lilly and Company in 1993.  Eli Lilly originally obtained approval for Permax on December 30, 1988, and has been responsible for the manufacture and supply of Permax since that date.  On February 25, 2004, Amarin sold its U.S. subsidiary, Amarin Pharmaceuticals, Inc., including the rights to Permax, to Valeant Pharmaceuticals International.

In late 2002, Eli Lilly, as the holder of the NDA for Permax, received a recommendation from the U.S. Food and Drug Administration (“FDA”) to consider making a change to the package insert for Permax based upon the very rare observation of cardiac valvulopathy in patients taking Permax.  While Permax has not been definitely proven as the cause of this condition, similar reports have been notified in patients taking other ergot- derived pharmaceutical products, of which Permax is an example.  In early 2003, Eli Lilly amended the package insert for Permax to reflect the risk of cardiac valvulopathy in patients taking Permax and also sent a letter to a number of doctors in the United States describing this potential risk.  Causation has not been established, but is thought to be consistent with other fibrotic side effects observed in Permax.

On March 29, 2007, the FDA announced that the manufacturers of pergolide drug products will voluntarily remove these drug products, including Permax, from the market.  Further information about the removal of Permax and other pergolide drug products is available on the FDA’s website.

During 2007, one lawsuit alleging claims related to cardiac valvulopathy and Permax was pending in the United States and currently remains pending.  Eli Lilly, Elan, Valeant, Amarin Pharmaceuticals Inc., Athena Neurosciences, Inc., and Amarin are named as defendants in this lawsuit, and are defending against the claims and allegations.  The case is currently in discovery.  In addition, a lawsuit alleging claims related to cardiac valvulopathy and Permax was filed in March 2008 and is currently pending in the United States.  Eli Lilly, Elan, Valeant, and Amarin are named as defendants in this lawsuit.  Amarin has not been formally served with the complaint from this lawsuit.

Two other claims related to cardiac valvulopathy and Permax and one claim related to compulsive gambling and Permax are or were being threatened against Eli Lilly, Elan, and/or Valeant, and could possibly implicate Amarin.

The group has reviewed the position and having taken external legal advice considers the potential risk of significant liability arising for Amarin from these legal actions to be remote. No provision is booked in the accounts at December 31, 2007.

The price of our ADSs and Ordinary Shares may be volatile.

The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies.  In addition, the market prices of the securities of many pharmaceutical and medical technology companies have been especially volatile in the past, and this trend is expected to continue in the future.  Our ADSs may also be subject to volatility as a result of their limited trading market.  At December 31, 2007 we had 132,712,369 ADSs representing Ordinary Shares outstanding and 6,345,001 Ordinary Shares outstanding (which are not held in the form of ADSs). Taking account for the one-for-ten consolidation of our Ordinary Shares on January 18, 2008 we currently have 25,339,642 ADSs representing Ordinary Shares outstanding and 837,509 Ordinary Shares outstanding (which are not held in the for of ADSs). There is a risk that there may not be sufficient liquidity in the market to accommodate significant increases in selling activity or the sale of a large block of our securities. Our ADSs have historically had limited trading volume, which may also result in volatility.  During the twelve-month period ending December 31, 2007, the average daily trading volume for our ADSs was 1,161,203 ADSs.

If our public float and the level of trading remain at limited levels over the long term, this could result in volatility and increase the risk that the market price of our ADSs and Ordinary Shares may be affected by factors such as:

·	the announcement of new products or technologies;
·	innovation by us or our competitors;
·	developments or disputes concerning any future patent or proprietary rights;
·	actual or potential medical results relating to our products or our competitors’ products;
·	interim failures or setbacks in product development;
·	regulatory developments in the United States, the European Union or other countries;
·	currency exchange rate fluctuations; and
·	period-to-period variations in our results of operations.

The issuances of ADSs and Ordinary Shares upon the conversion or exercise of our securities will dilute the ownership interest of existing stockholders, including stockholders who had previously exercised their warrants.

The issuances of ADSs and Ordinary Shares in connection with the conversion of our Debentures and exercise of our warrants will dilute the ownership interest of existing stockholders.  Any sales in the public market of the ADSs and Ordinary Shares issuable upon such conversion or exercise could adversely affect prevailing market prices of our ADSs and Ordinary Shares.

Future sales of our ADSs and/or Ordinary Shares in the public market could lower the market price for our ADSs and/or Ordinary Shares.

In the future, we may sell additional ADSs and/or Ordinary Shares to raise capital or pursuant to contractual obligations.  See “— We may have to issue additional equity, leading to shareholder dilution.”  We cannot predict the size of future issuances or sales of our ADSs and/or Ordinary Shares to raise capital or the effect, if any, that they may have on the market price for our ADSs and/or Ordinary Shares.  The issuances and sales of substantial amounts of ADSs and/or Ordinary Shares, or the perception that such issuances and sales may occur, could adversely affect the market price of our ADSs and/or Ordinary Shares.

U.S. Holders of our Ordinary Shares or ADSs could be subject to material adverse tax consequences if we are considered a PFIC for U.S. federal income tax purposes.

There is a risk that we will be classified as a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes.  Our status as a PFIC could result in a reduction in the after-tax return to U.S. Holders of our Ordinary Shares or ADSs and may cause a reduction in the value of such shares.  We will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of all our assets produce or are held for the production of passive income.  For this purpose, passive income includes interest, gains from the sale of stock, and royalties that are not derived in the active conduct of a trade or business.  Because we receive interest and may receive royalties, there is a risk that we will be considered a PFIC under the income test described above.  In addition, because of our cash position and our ownership of patents, there is a risk that we will be considered a PFIC under the asset test described above. While we believe that the PFIC rules were not intended to apply to companies such as us that focus on research, development and commercialization of drugs, no assurance can be given that the U.S. Internal Revenue Service or a U.S. court would determine that, based on the composition of our income and assets, we are not a PFIC currently or in the future.  If we were classified as a PFIC, U.S. Holders of our Ordinary Shares or ADSs could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply.  The PFIC rules are complex and a U.S. Holder of our Ordinary Shares or ADSs is urged to consult its own tax advisors regarding the possible application of the PFIC rules to it in its particular circumstances.

U.S. Holders of our Ordinary Shares or ADSs may be subject to U.S. income taxation at ordinary income tax rates on undistributed earnings and profits.

Given our current ownership, we expect that we will be a controlled foreign corporation, (“CFC”) for the taxable year 2008 and we may be classified as a CFC in future taxable years. If we are classified as a CFC for U.S. federal income tax purposes, any shareholder that is a U.S. person that owns directly, indirectly or by attribution, 10% or more of the voting power of our outstanding shares may be subject to current U.S. income taxation at ordinary income tax rates on all or a portion of the Company’s undistributed earnings and profits attributable to “subpart F income.” Such 10% shareholder may also be taxable at ordinary income tax rates on any gain realized on a sale of Ordinary Shares or ADSs to the extent of the Company’s current and accumulated earnings and profits attributable to such shares. The CFC rules are complex and U.S. Holders of our Ordinary shares or ADSs are urged to consult their own tax advisors regarding the possible application of the CFC rules to them in their particular circumstances.

The recent adverse clinical trial data on AMR101 for Huntington’s disease could materially affect our ability to develop AMR101 for other therapeutic indications.

On April 24, 2007, we reported top-line results from our two Phase III clinical trials of AMR101 to treat Huntington’s disease (“HD”).  We had conducted two Phase III double-blind, placebo-controlled studies in which HD patients were randomized to receive either placebo or 2 grams (1 gram twice daily) of AMR101 daily for six months.  Study data showed no statistically significant difference in either study between AMR101 and placebo with regard to the primary and secondary endpoints at 6-months of treatment.  These findings were inconsistent with earlier clinical trial data that showed statistical significance in a subset of HD patients with a CAG repeat length of less than or equal to 44.  This adverse clinical trial data on AMR101 for Huntington’s disease could materially affect our ability to develop AMR101 for other therapeutic indications.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law and our Ordinary Shares were admitted to trading on the AIM market of the London Stock Exchange and the IEX market of the Irish Stock Exchange on July 17, 2006. The rights of holders of Ordinary Shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the Companies Act 1985 (as amended) that remain in force and the Companies Act 2006 (together the “Companies Acts”), and by our memorandum and articles of association and the Group is subject to the rules of AIM and IEX. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. The principal differences include the following:

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

A number of our directors and executive officers and those of each of our subsidiaries, including Amarin Finance Limited, are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to affect service of process within the United States upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our English solicitors that there is doubt as to the enforceability in England in original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal securities laws of the United States. Amarin Finance Limited is an exempted company limited by shares organized under the laws of Bermuda. We have been advised by our Bermuda attorneys that uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions (including the United States) against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

Foreign currency fluctuations may affect our future financial results or cause us to incur losses.

We prepare our financial statements in U.S. Dollars. Since our strategy involves the development of products for the U.S. market, a significant part of our clinical trial expenditures are denominated in U.S. Dollars and we anticipate that the majority of our future revenues will be denominated in U.S. Dollars. However, a significant portion of our costs are denominated in pounds sterling, euro and shekel as a result of our being engaged in activities in the United Kingdom, the European Union and Israel. As a consequence, the results reported in our financial statements are potentially subject to the impact of currency fluctuations between the U.S. Dollar on the one hand, and pounds sterling, euro or shekel on the other hand. We are focused on development activities and do not anticipate generating on-going revenues in the short-term. Accordingly, we do not engage in significant currency hedging activities in order to limit the risk of exchange rate fluctuations. However, if we should commence commercializing any products in the United States, changes in the relation of the U.S. Dollar to the pound sterling, euro and/or the shekel may affect our revenues and operating margins. In general, we could incur losses if the U.S. Dollar should become devalued relative to pounds sterling, euro and/or the shekel.

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

Our business strategy is based in part upon new and unproven technologies to the development of biopharmaceutical products for the treatment of neurological and cardiovascular disorders. We cannot assure you that unforeseen problems will not develop with these technologies or applications or that commercially feasible products will ultimately be developed by us.

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

We are making significant changes to both our management structure and the locations from which we operate. As a result of this, in the short term, morale may be lowered and key employees may decide to leave, or may be distracted from their usual role. This could result in delays in development projects, failure to achieve managerial targets or other disruption to the business which could have material adverse affects on our business and results of operations.

Item 4  Information on the Company

A.  History and Development of the Company

Amarin Corporation plc (formerly Ethical Holdings plc) is a public limited company with its primary stock market listing in the U.S. on the NASDAQ Capital Market and secondary listings in the U.K. and Ireland on AIM and IEX, respectively. Amarin was originally incorporated in England as a private limited company on March 1, 1989 under the Companies Act 1985, and re-registered in England as a public limited company on March 19, 1993.

Our registered office is located at 110 Cannon Street, London, EC4N 6AR, England. Our principal executive offices are located at First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland and our telephone number is +353-1-6699010. The directors are responsible for the maintenance and integrity of our website, www.amarincorp.com. Our principal research and development facilities are located in Oxford, England.

In the period from late 2003 through 2004, we executed a comprehensive restructuring of our operations. In 2003, we disposed of our drug delivery business to Watson. In 2004, we sold our U.S. sales and marketing subsidiary and the majority of our U.S. operations to Valeant and acquired the entire issued share capital of Laxdale, a research and development based neuroscience company, with particular expertise in lipid science.

During 2007, we initiated a cardiovascular development program, leveraging our proprietary expertise and intellectual property in lipid science to target billion dollar market opportunities such as dyslipidemia. We also focused on expanding and strengthening our research and development management team. In April 2007, we appointed Dr. Declan Doogan to the newly-created position of Head of Research and Development. Dr. Doogan was previously Senior Vice President and Head of Worldwide Development at Pfizer Global Research and Development. Since joining Amarin, Dr. Doogan has been instrumental in transforming our research and development organization and streamlining development activities from translational research through clinical operations.  Other recent additions to our management team include Dr. Keith Wood, a thirty year industry veteran as Head of Research and Development Operations and Stuart Sedlack (formerly Global Head of Negotiations for a business unit of Novartis Pharma AG) as Executive Vice President, Corporate Development.

In 2006 and 2007 we expanded our CNS pipeline through the acquisition of a global license to a novel sublingual apomorphine for  patients with advanced Parkinson’s disease, a novel nasal formulation of lorazepam for the out-patient treatment of emergency seizures in epilepsy patients and the addition of EN101 for myasthenia gravis via the acquisition of Ester Neurosciences Limited.

With respect to our Huntington’s disease program, in late 2007 we met with the FDA following the completion of a comprehensive analysis of the 12-month data from the U.S. Phase III trial of AMR101 in HD showing a statistically significant benefit with AMR101 over longer periods of treatment. The FDA indicated that one additional Phase III trial demonstrating robust results, in conjunction with the confirmatory evidence from the existing clinical data, may be sufficient clinical data to support a New Drug Application. We are also in discussions with EMEA.

On December, 19, 2007, Mr. Thomas Lynch was appointed Chief Executive Officer following the resignation of Mr. Richard Stewart. Mr. Lynch joined us in January 2000 as Chairman of the Board. Between 1993 and 2004, Mr. Lynch was with Elan Corporation plc where he held a number of positions including Chief Financial Officer and Executive Vice Chairman. Also on December 19, 2007, Mr. Alan Cooke was appointed to the position of President and Chief Operating Officer.

In the period from late 2004 to late 2007, we completed a series of financings raising aggregate gross proceeds of approximately $96.7 million, including $18.5 million from our directors and officers.

B.  Business Overview

Our Business

We are committed to improving the lives of patients suffering from central nervous system and cardiovascular diseases. Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Our recently initiated cardiovascular program capitalizes on the known therapeutic benefits of essential fatty acids in cardiovascular disease. Our CNS development pipeline includes programs in myasthenia gravis, Huntington’s disease, Parkinson’s disease, epilepsy and memory. We also have two proprietary technology platforms: a lipid-based technology platform for the targeted transport of molecules through the liver and/or to the brain, and a unique mRNA technology based on cholinergic neuromodulation.

The following table summarizes the status of our development pipeline:

AMR101

AMR101 is a semi-synthetic, highly purified (greater than 96%) derivative of (all-cis)-5,8,11,14,17-eicosapentaenoic acid (“ethyl-EPA”). It is a long chain highly unsaturated fatty acid (often written in short as 20:5n-3 or 20: ω3).

AMR101 and Derivatives for Cardiovascular Disease

We have initiated a cardiovascular development strategy to capitalize on the known therapeutic benefits of unsaturated fatty acids in cardiovascular disease. We plan to utilize our extensive know-how and experience in lipid science to develop and advance these programs.

We are planning to commence a series of clinical trials with AMR101 (ultra-pure ethyl-EPA) in dyslipidemia, particularly the treatment of high triglycerides and the evaluation of the effect of the co-administration and co-formulation of AMR101 with other cardiovascular medications.

In excess of two million patients in Japan have been prescribed ultra-pure EPA for the treatment of high triglyceride levels (a component of dyslipidemia) since its approval. The safety profile of ultra-pure EPA is very good, especially in comparison to other triglyceride lowering agents such as fibrates, statins and niacin.

We believe that proof of concept with AMR101 in cardiovascular disease can be established relatively quickly and inexpensively as efficacy is measured by well defined biochemical endpoints. This would enable rapid progress of effective compounds into the final stages of development.

In addition, we intend to commence investigation of new compounds from our existing development portfolio for the treatment of dyslipidemia and potentially other cardiovascular related diseases.

AMR101 Clinical Development for HD

HD is inherited as an autosomal dominant disease that gives rise to progressive, selective (localized) neural cell death associated with choreic movements and dementia. On April 24, 2007, we announced top line results from two Phase III studies with AMR101 in HD. Study data showed no statistically significant difference in either study between AMR101 and placebo with regard to the primary and secondary endpoints at 6 months of treatment.  These top-line findings were inconsistent with data from an earlier 12-month 135 patient clinical trial.

However, on November 19, 2007, Amarin announced that analysis of a comprehensive review of the 12-month data from the U.S. Phase III study showed a statistically significant difference in TMS-4 between the long term AMR101 group (12-month treatment) and those patients who had switched to AMR101 at 6-months.

In November 2007, we met with the FDA following the completion of the comprehensive review of all clinical data for AMR101 in HD. The FDA indicated that one additional Phase III trial demonstrating robust results, in conjunction with the confirmatory evidence from the existing clinical data, may be sufficient clinical data to support a New Drug Application.

We have also submitted the comprehensive review of all clinical data for AMR101 in HD to EMEA and discussions are ongoing regarding next steps.

EN101

EN101 is an orally available antisense oligonucleotide, specifically targeting the “read-through” or “R” isoform (“AChE-R”) of acetylcholinesterase (“AChE”). The molecule suppresses the production of the AChE-R protein without the negative cholinergic effects currently observed with conventional inhibitors.

Myasthenia gravis, a debilitating neuromuscular disease, is the first target indication for which EN101 is undergoing clinical development.  A Phase Ib clinical trial was conducted by Ester in 2002 to assess the safety, efficacy and pharmacokinetics of oral EN101 in MG patients. In 2004, Ester commenced a Phase IIa dose finding study in MG patients. Interim analysis from this study was announced in May 2007. Based on the results of the Phase IIa interim analysis, and the results of the Phase Ib study, EN101 appears to have a more favorable safety and efficacy profile, as well as a more favorable dosing regimen compared to the current standard of care, Mestinon (pyridostigmine).

We plan to complete the Phase IIa study and other non-clinical studies before progressing to a larger clinical study.

Sublingual Apomorphine for Parkinson’s Disease

Our novel sublingual (under the tongue) formulation of Apomorphine aims to achieve rapid absorption directly into the bloodstream after sublingual administration. Apomorphine is a particularly effective for the treatment of “off” episodes in Parkinson’s disease patients.  This novel formulation would offer patients a more user friendly alternative to the currently available injectable formulation of Apomorphine and we believe, could result in higher rates of utilization.

The oral bioavailability of our novel sublingual formulation had initially been demonstrated by us in a proof of concept study in human volunteers, while also showing it to being well tolerated. We subsequently progressed it through further Phase I pharmacokinetic studies and the lead formulation has now been selected for optimization in a final pharmacokinetic study.

Nasal Lorazepam

Our novel, nasal formulation of lorazepam is in development for the out-patient treatment of emergency seizures in epilepsy patients. The only treatment currently approved by the FDA for seizure emergencies in the out-patient setting is a rectal gel formulation of the drug diazepam. Diazepam gel’s use is limited by its rectal route of administration.

In early 2008, we announced the successful completion of an initial pre-clinical proof of concept study with the novel formulation. The data generated supports its further development as an out-patient treatment of emergency seizures.

AMR101 for AAMI

Following on from positive preclinical results with AMR101 in memory and cognition, in January 2008 we commenced a Phase IIa trial with AMR101 in Age Associated Memory Impairment (“AAMI”). The trial - randomized, double-blinded, and placebo-controlled - will enrol 96 patient volunteers with AAMI. Three dose strengths of AMR101 (1g, 2g, 4g) will be tested versus placebo using a computer-derived cognitive batch of tests. Initial results from the study are anticipated in the second half of 2008.

Targeted Lipid Transport Technology (“TLT”) Platform (previously Combinatorial Lipids)

We have researched and patented how to use different types of chemical linkage to attach a range of bioactive lipids either to other lipids or other drugs. The results are novel single chemical entities with predictable properties, potentially offering substantial and clinically relevant advantages over either compound alone.

This technology has application across a broad range of therapeutic areas including CNS, cardiovascular, gastrointestinal and oncology. AMR103, a novel form of levodopa in pre-clinical development for Parkinson's disease, is our lead candidate utilizing this technology.

Cholinergic Modulation and Inflammation

Ester, which was acquired by us in December 2007, also has a platform messenger RNA (“mRNA”) silencing technology based on novel and proprietary discoveries in the field of AChE, developed by Professor Hermona Soreq of the Hebrew University of Jerusalem.

Ester’s technology platform exhibits anti-inflammatory effects, including an indirect inhibitory effect on key pro-inflammatory cytokines via modulation of AChE-R, as well as a direct anti-inflammatory effect via modulation of macrophage activity mediated by interaction with the toll-like receptor or TLR signalling pathway.

Our Marketing Partners

AMR101 for HD has been partnered in the major E.U. markets with Scil Biomedical GmbH, Juste S.A.Q.F. and Archimedes Pharma Ltd.

Additionally, we are party to a license agreement dated July 21, 2003 with a marketing partner in Japan to develop, use, offer to sell, sell and distribute products in Japan utilizing certain of our intellectual property in the pharmaceutical fields of HD, depression, schizophrenia, dementia and certain less significant indications (by patient population) including the ataxias, for a period of 10 years from the date of first commercial sale or, if later, until patent protection expires.

In December 2005, Amarin Neuroscience entered into a worldwide exclusive license with Multicell Technologies, Inc. (“Multicell”) pursuant to which Amarin Neuroscience licensed the worldwide rights for MCT-125 to Multicell in return for a series of development based milestones and a royalty on net sales. Multicell is obliged to use reasonable good faith efforts to develop and commercialize MCT-125. Multicell is currently planning a Phase IIb trial with MCT-125 in the treatment of fatigue in patients suffering from MS.

The Financial Year

We had no revenues in 2007. Our consolidated revenues in 2006 comprise milestone payments received from Multicell and were derived from the licensing of exclusive, worldwide rights to Multicell for MCT-125 (formerly LAX-202).

For the year ended December 31, 2006, all revenues originated in the United Kingdom. No revenues were generated from licensing, development or contract manufacturing fees.

At present all of our products are in the development stage and we therefore have no products that can be marketed.

Competition

In pursuing our strategy of acquiring marketable and/or development stage neurology products, we expect to compete with other pharmaceutical companies for product and product line acquisitions, and more broadly for the distribution and marketing of pharmaceutical and consumer products. These anticipated competitors include companies which may also seek to acquire branded or development stage pharmaceutical products and product lines from other pharmaceutical companies. Most of our potential competitors will likely possess substantially greater financial, technical, marketing and other resources. In addition, we will compete for supplier manufacturing capacity with other companies, including those whose products are competing with ours. Additionally, our future products may be subject to competition from products with similar qualities. See Item 3 “Key Information — Risk Factors — Our future products may not be able to compete effectively against those of our competitors.”

Government Regulation

Any product development activities relative to AMR101 or products that we may develop or acquire in the future will be subject to extensive regulation by various government authorities, including the FDA and comparable regulatory authorities in other countries, which regulate the design, research, clinical and non-clinical development, testing, manufacturing, storage, distribution, import, export, labeling, advertising and marketing of pharmaceutical products and devices. Generally, before a new drug can be sold, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific to each regulatory authority, submitted for review and approved by the regulatory authority. The data are generated in two distinct development stages: pre-clinical and clinical. For new chemical entities, the pre-clinical development stage generally involves synthesizing the active component, developing the formulation and determining the manufacturing process, as well as carrying out non-human toxicology, pharmacology and drug metabolism studies which support subsequent clinical testing. Good laboratory practice requirements must be followed in order for the resulting data to be considered valid and reliable. For established molecules this stage can be limited to formulation and manufacturing process development and in vitro studies to support subsequent clinical evaluation.

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

There is no assurance that the FDA will act favorably or quickly in making such reviews and significant difficulties or costs may be encountered by the Group in its efforts to obtain FDA approvals. The FDA may also require post-marketing testing and surveillance to monitor the effects of approved products or it may place conditions on approvals including potential requirements or risk management plans that could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing.

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

The European Union is currently expanding, with a number of Eastern European countries joining recently and expected to join over the coming years. Several other European countries outside the European Union, particularly those intending to accede to the European Union, accept European Union review and approval as a basis for their own national approval.

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

In the U.S., once a product is approved its manufacture is subject to comprehensive and continuing regulation by the FDA. The FDA regulations require that products be manufactured in specific approved facilities and in accordance with current good manufacturing practices, and NDA holders must list their products and register their manufacturing establishments with the FDA. These regulations also impose certain organizational, procedural and documentation requirements with respect to manufacturing and quality assurance activities. NDA holders using contract manufacturers, laboratories or packagers are responsible for the selection and monitoring of qualified firms. These firms are subject to inspections by the FDA at any time, and the discovery of violative conditions could result in enforcement actions that interrupt the operation of any such facilities or the ability to distribute products manufactured, processed or tested by them.

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

Changes in regulations or statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example:

•	changes to our manufacturing arrangements;

•	additions or modifications to product labeling;

•	the recall or discontinuation of our products; or

•	additional record-keeping requirements.

If any such changes were to be imposed, they could adversely affect the operation of our business.

Manufacturing and Supply

Amarin Neuroscience Limited is currently responsible for the supply of the clinical supplies of AMR101, through its sub-contractors, and will be responsible for the commercial manufacturing and supply of AMR101 should the FDA approve this compound. All supplies of the bulk compound (ethyl-EPA), which constitutes the only pharmaceutically active ingredient of AMR101, are currently purchased from Nisshin Pharma, Inc., a currently qualified manufacturer, pursuant to a supply agreement whereby the supply is at a fixed price. The main raw material that constitutes ethyl-EPA is a naturally occurring substance which is sourced from marine life. The manufacturing processes that are applied by Nisshin to such raw material are proprietary to Nisshin and produce a pharmaceutical grade compound at a level of purity of at least 95%. We are aware that certain other manufacturers have the ability to produce ethyl-EPA to a similar level of purity.

Patents and Proprietary Technology

We believe that patent protection of our technologies, processes and products is important to our future operations. The success of our products may depend, in part, upon our ability to obtain strong patent protection. There can however be no assurance that:

•	any additional patents will be issued for AMR101 or any other or future products in any or all appropriate jurisdictions;

•	any patents that we or our licensees may obtain will not be successfully challenged in the future;

•	our technologies, processes or products will not infringe upon the patents of third parties; or

•	the scope of any patents will be sufficient to prevent third parties from developing similar products.

When deemed appropriate, we intend to vigorously enforce our patent protection and intellectual property rights.

Our strategy is to file patent applications where we think it is appropriate to protect and preserve the proprietary technology and inventions considered significant to our business. We have patents covering our various compounds and their uses. These include use patents issued for the method of treating a number of CNS and cardiovascular disorders with highly pure forms of EPA and composition of matter patents relating to potential second generation technology platforms. We will also rely upon trade secrets and know-how to retain our competitive position. We will file patent applications either on a country-by-country basis or by using the European or international patent cooperation treaty systems. The existence of a patent in a country may provide competitive advantages to us when seeking licensees in that country. In general, patents granted in most European countries have a twenty-year term, although in certain circumstances the term can be extended by supplementary protection certificates. We may be dependent in some cases upon third party licensors to pursue filing, prosecution and maintenance of patent rights or applications owned or controlled by those parties.

It is possible that third parties will obtain patents or other proprietary rights that might be necessary or useful to us. In cases where third parties are first to invent a particular product or technology, it is possible that those parties will obtain patents that will be sufficiently broad so as to prevent us from utilizing such technology. In addition, we may use unpatented proprietary technology, in which case there would be no assurance that others would not develop similar technology. See Item 3 “Key Information — Risk Factors — We will be dependent on patents, proprietary rights and confidentiality, and — Potential technological changes in our field of business create considerable uncertainty”.

C.  Organizational Structure

At December 31, 2007, we had the following subsidiary undertakings:

Subsidiary Name	Country of Incorporation or Registration	Proportion of Ownership Interest and Voting Power Held
Amarin Neuroscience Limited	Scotland	100%
Amarin Pharmaceuticals Ireland Limited	Ireland	100%
Amarin Finance Limited	Bermuda	100%
Ester Neurosciences Limited	Israel	100%

D.  Property, Plant and Equipment

The following table lists the location, use and ownership interest of our principal properties as of May 19, 2008:

Location	Use	Ownership	Size (sq. ft.)
Ely, Cambridgeshire, England Ground Floor	Offices	Leased and sub-let	7,135
First Floor	Offices	Leased and sub-let	2,800
Godmanchester, Cambridgeshire, England	Offices	Leased and sub-let	7,000
London, England	Offices	Leased	2,830
Oxford, England	Offices	Leased	3,000
Dublin, Ireland	Offices	Leased	3,251

We vacated the premises in Ely, Cambridgeshire in July 2001 and have sub-let the lease for this space. We have sub-let the lease in Godmanchester to Phytopharm plc who occupy the premises on a “held over” basis under the terms of a lease, the term of which expired in January 2002.

On April 27, 2001, we signed a lease covering approximately 2,830 square feet of office space located at 7 Curzon Street, London, Mayfair, W1J 5HG, England. This lease expires in March 2010.

On July 4, 2006, we signed a lease covering approximately 3,000 square feet of office space located at 1st Floor, Magdalen Centre North, Oxford Science Park, Oxford, OX4 4GA, England. This lease expires in July 2009.

On January 22, 2007, we signed a lease covering approximately 3,251 square feet of office space located at 1st  Floor, Block 3, The Oval, Shelbourne Road, Dublin 4, Ireland. This lease expires December 2026 and can be terminated in 2012.

We have no manufacturing capacity at any of the above properties.

Item 4A  Unresolved Staff Comments

None.

Item 5  Operating and Financial Review and Prospects

A.  Operating Results

The following discussion of operating results should be read in conjunction with our selected financial information set forth in Item 3 “Key Information — Selected Financial Data” and our consolidated financial statements and notes thereto beginning on page F-1 of this annual report.

Comparison of Fiscal Years Ended December 31, 2007 and December 31, 2006

Overview

We have undergone significant change over the last two years, including the initiation of a cardiovascular development program and the completion of a number of acquisitions in the CNS area.

During 2007, we initiated a cardiovascular development program leveraging our proprietary expertise and intellectual property in lipid science to target billion dollar market opportunities such as dyslipidemia. We also focused on expanding and strengthening our research and development management team. In April 2007, we appointed Dr. Declan Doogan to the newly-created position of Head of Research and Development. Dr. Doogan was Senior Vice President and Head of Worldwide Development at Pfizer Global Research and Development. Since joining Amarin, Dr. Doogan has been instrumental in transforming our research and development organization and streamlining development activities from translational research through clinical operations. Other recent additions to our management team include Dr. Keith Wood, a thirty year industry veteran as Head of Research and Development Operations and Stuart Sedlack, (formerly Global Head of Negotiations for a business unit of Novartis Pharma AG), as Executive Vice President, Corporate Development.

In 2007 and 2006 we expanded our CNS pipeline through the acquisition of a global license to a novel sublingual apomorphine for the treatment of “off” episodes in patients with advanced Parkinson’s disease, a novel nasal formulation of lorazepam for the out-patient treatment of emergency seizures in epilepsy patients and the acquisition of Ester Neurosciences Limited. Ester’s lead product, EN101, an AChE-R mRNA inhibitor, currently in Phase IIa clinical development, represents an important therapeutic approach to treat myasthenia gravis, a debilitating neuromuscular disease. An interim analysis of this Phase IIa study suggests EN101 may have superior efficacy, longer duration of action, and a more favorable side effect profile and dosing regimen, as compared with current first line treatment. The acquisition also provides Amarin with access to a platform messenger RNA (mRNA) silencing technology which targets the cholinergic pathway, and a promising preclinical program in neurodegeneration and inflammation.

With respect to our HD program, in late 2007, we met with the FDA following the completion of a comprehensive analysis of the 12-month data from the U.S. Phase III trial of AMR101 in Huntington’s disease showing a statistically significant benefit with AMR101 over longer periods of treatment. The FDA indicated that one additional Phase III trial demonstrating robust results, in conjunction with the confirmatory evidence from the existing clinical data, may be sufficient clinical data to support a New Drug Application. This positive analysis followed the disappointing results announced in April 2007, which showed no difference between AMR101 and placebo after six months of treatment. We are also in discussions with EMEA.

On December, 19, 2007, Mr. Thomas Lynch was appointed Chief Executive Officer following the resignation of Mr. Richard Stewart. Mr. Lynch joined us in January 2000 as Chairman of the Board. Between 1993 and 2004, Mr. Lynch was with Elan Corporation plc where he held a number of positions including Chief Financial Officer and Executive Vice Chairman.  Also on December 19, 2007, Mr. Alan Cooke was appointed to the position of President and Chief Operating Officer.

Revenue

We recorded no revenue in 2007. During 2006, we earned milestone revenue of $0.5 million under a license agreement signed with Multicell in 2005, pursuant to which we granted the exclusive, worldwide rights to LAX-202 (renamed MCT-125) for the treatment of fatigue in patients suffering from multiple sclerosis.

Research and Development

The U.S. and E.U. AMR101 trials into Huntington’s disease were completed in the first quarter of 2007 with final data available in November 2007. Research and development expense decreased by $3.0 million to $12.1 million compared to 2006’s research and development expense of $15.1 million. The completion of the AMR101 trials into Huntington’s disease was the primary reason for the fall in research and development expense in 2007. The decrease in research and development expense was partly offset by costs incurred on our two Parkinson’s disease programs, our epilepsy and memory programs and the initiation of our new cardiovascular program.

General and Administrative

General and administrative expenses were $28.6 million in 2007 compared with $13.5 million in 2006, an increase of $15.1 million. The increase in general and administrative expenses over 2006 is mainly due to the $8.8 million impairment of intangible assets, an increase in share based compensation expenses of $2.8 million, reorganization costs associated with the departure of our former chief executive officer and the planned vacation of our offices in London, increased personnel costs and the significant level of business development activities during the year.

Finance income

Finance income for 2007 was $1.9 million compared to $3.3 million for 2006. The 2007 finance income comprises interest and similar income of $1.3 million which was earned from cash balances held on deposit. We hold cash denominated in pounds sterling, U.S. Dollars and euro. In 2007, a gain of $0.6 million was recorded from holding pounds sterling and euro as the U.S. Dollar weakened relative to both currencies, compared to a $2.0 million gain in 2006. We manage foreign exchange risk by holding our cash in the currencies in which we expect to incur future cash outflows.

Finance costs

Finance costs for 2007 were $0.2 million compared to $2.8 million for 2006. Finance costs in 2007 relate to the fair value of interest expense on the convertible debentures issued in December 2007. Finance costs for 2006 relate to the future investment right which was granted under the May 2005 financing. The future investment right was settled in March 2006. A charge of approximately $2.8 million was recorded in 2006, being the movement in the fair value of the future investment right from January 1, 2006 to March 15, 2006.

Taxation

A research and development tax credit of $0.8 million was recognized in the year ended December 31, 2007. An amount of $0.8 million was also recognized in 2006. Under U.K. tax law, qualifying companies can surrender part of their tax losses in return for a cash refund.

Critical Accounting Policies

Our significant accounting policies are described in Note 2 to the consolidated financial statements beginning on page F-1 of this annual report. Our consolidated financial statements are presented in accordance with IFRS as adopted by the E.U. and as issued by the IASB. All professional accounting standards effective as of December 31, 2007 have been taken into consideration in preparing the consolidated financial statements. These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of our consolidated financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	intangible assets and research and development expenditure;

•	foreign currency; and

•	revenue recognition.

Intangible assets and research and development expenditure

In-process research and development

Acquired in-process research and development (“IPR&D”) is stated at cost less accumulated amortization and impairments. Acquired IPR&D arising on acquisitions is capitalized and amortized on a straight-line basis over its estimated useful economic life. The useful economic life commences upon generation of economic benefits relating to the acquired IPR&D.

Capitalization policy

Costs incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when the following criteria are fulfilled: completing the asset so it will be available for use or sale is technically feasible; management intends to complete the intangible asset and use or sell it; an ability to use or sell the intangible asset; it can be demonstrated how the intangible asset will generate probable future economic benefits; adequate technical; financial and other resources to complete the development and to use or sell the intangible asset are available; and the expenditure attributable to the intangible asset during its development can be reliably measured. To date, development expenditures have not met the criteria for recognition of an internally generated intangible asset.

Intangible assets not yet available for use are not subject to amortization but are tested for impairment at least annually. An impairment loss is recognized if the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use.

Research and development expenditure

On an ongoing basis the Group undertakes research and development, including clinical trials to establish and provide evidence of product efficacy. Clinical trial costs are expensed to the income statement on a systematic basis over the estimated life of trials to ensure the costs charged reflect the research and development activity performed. To date, all research and development costs have been written off as incurred and are included within operating expenses, as disclosed in Note 6. Research and development costs include staff costs, professional and contractor fees, inventory, and external services.

Foreign currency

Functional and presentation currencies

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The Consolidated Financial Statements are presented in U.S. Dollars, which is the Company’s functional and presentation currency.

Transactions and balances

Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction.  The resulting monetary assets and liabilities are translated into the appropriate functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are recognized in the income statement. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the income statement.

Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
(ii)
income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii)	all resulting exchange differences are recognized as a separate component of equity.

Monetary items that are receivable or payable to a foreign operation are treated as a net investment in the foreign operation by the Company as settlement is neither planned nor likely to occur in the foreseeable future. On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is partially disposed or sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Revenue

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates.  Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

Revenue from technology licensing to third parties is recognized when earned and non-refundable, through the achievement of specific milestones set forth in the applicable contract, when there is no future obligation with respect to the revenue and receipt of the consideration is probable, in accordance with the terms prescribed in the applicable contract.

Royalty income is recognized when earned, based on related sales of products under agreements providing for royalties.

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

B.  Liquidity and Capital Resources

Our capital requirements relate primarily to clinical trials, employee infrastructure and working capital requirements. Historically, we have funded our cash requirements primarily through the public and private sales of equity and debt securities. As of December 31, 2007, we had approximately $18.3 million in cash representing a decrease of $18.5 million compared to December 31, 2006. On May 14, 2008, we announced a private placement of Ordinary Shares for up to $60.0 million. The first tranche from new investors of $28.0 million closed on May 19, 2008, see Item 8B - "Significant Changes" in this annual report for further details. Based upon current business activities, we forecast having sufficient cash to fund operations for at least the next 12 months from May 19, 2008.

Over the two years ended December 31, 2007, we have received $34.0 million in cash from the issuance of shares and $2.75 million in convertible debentures, from equity and debt financings.

Cash

As of December 31, 2007, we had approximately $18.3 million in cash compared with $36.8 million as of December 31, 2006. Our cash has been invested primarily in U.S. Dollar, pounds sterling and euro denominated money market and checking accounts with financial institutions in the U.K., Ireland and Israel, having a high credit standing.

Cash flows expended on operating activities were $26.3 million for the year ended December 31, 2007 as compared with $24.2 million for the year ended December 31, 2006.

The operating cash flows expended on operating activities reflect funding of the net loss of $38.2 million adjusted for a non-cash impairment charge on intangible assets of $8.8 million, non-cash depreciation and amortization of $0.4 million, non-cash inflow in respect of share based compensation of $5.3 million, net outflow of interest, foreign exchange and other items of $1.6 million and net outflow on working capital of $0.8 million. In 2006, the operating cash flows expended on operating activities reflect funding of the net loss of $26.8 million adjusted for non-cash depreciation and amortization of $0.8 million, a non-cash fixed asset impairment and disposals of $0.3 million, a non-cash inflow in respect of share based compensation of $2.2 million, net outflow of interest, foreign exchange and other items of $3.4 million and a net inflow on working capital of $3.0 million.

Cash out flows expended on investing activities were $5.0 million in 2007 as compared to cash inflows of $1.1 million generated in 2006. Our investing activities related to the purchase of intangible assets, property, plant and equipment and interest received.

Cash inflows from financing activities in 2007, net of related expenses, were $12.1 million, compared to cash inflows from financing activities in 2006 net of related expenses, of $24.0 million. Gross receipts from financing activities in 2007 comprised two equity financings yielding $9.1 million, gross proceeds on the issue of convertible debentures $2.75 million and other warrant and option exercises of $0.6 million, offset by issuance costs of $0.3 million. Net cash provided by financing activities in 2006 comprised two financings yielding $20.8 million, shares issued pursuant to certain pre-existing contractual commitments yielding $4.2 million and other warrant and option exercises of $1.4 million, offset by issuance costs of $2.5 million.

On December 4, 2007, we accepted subscriptions of $5.4 million from institutional and other accredited investors for approximately 16.3 million Ordinary Shares in the form of ADSs in a registered direct offering at a purchase price of $0.33 per share and issued warrants to purchase approximately 8.1 million Ordinary Shares at an exercise price of $0.48 per share. The net proceeds of our December registered offering (taking into account professional advisers’ fees associated with filing the related registration statement, cash fees of our placement agent and government stamp duty but not our travel, printing or other expenses) were approximately $5.1 million.

On June 1, 2007, we issued approximately 6.2 million ordinary shares and warrants to purchase approximately 0.6 million shares with an exercise price of $0.72 per share in a registered direct offering, in consideration for $3.7 million.

On October 23, 2006, we accepted subscriptions of $18.7 million from institutional and other accredited investors for approximately 9.0 million Ordinary Shares in the form of ADSs in a registered direct offering at a purchase price of $2.09 per share. The net proceeds of our October registered offering (taking into account professional advisers’ fees associated with filing the related registration statement, cash fees of our placement agent and government stamp duty but not our travel, printing or other expenses) were approximately $17.3 million.

On March 31, 2006, we issued approximately 2.4 million Ordinary Shares in the form of ADSs in consideration for $4.2 million raised in a registered direct financing which was completed pursuant to pre-existing contractual commitments arising from a previously completed financing in May 2005.

On January 23, 2006, we issued a total of approximately 0.9 million Ordinary Shares in the form of ADSs and issued warrants to purchase approximately 0.3 million Ordinary Shares at an exercise price of $3.06 in consideration for $2.1 million raised in the January 23, 2006, private equity placement.

At December 31, 2007, we had total debt of $2.75 million with a cash maturity in 2010. We had no debt at December 31, 2006.

All treasury activity is managed by the corporate finance group. Cash balances are invested in short-term money market deposits, either U.S. Dollars, pounds sterling, euro or shekel. No formal hedging activities are undertaken as cash balances are maintained in currencies that match our anticipated financial obligations and forecast cash flows.

C.  Research and Development

Amarin has in-house research and development capability and expertise, supplemented by retained external consultants. Costs classified as research and development are written off as incurred, as are patent costs. Such costs include external trial costs, clinical research organization costs, staff costs, professional and contractor fees, materials and external services. Details of amounts charged in the two years ended December 31, 2007 and December 31, 2006, are disclosed above. Specifically, we incurred $12.1 million in 2007. In 2006, we incurred costs of $15.1 million. Our expenditure will be increasingly focused on the research, development and commercialization of novel drugs for CNS disorders and cardiovascular diseases.

Amarin is initiating a series of cardiovascular preclinical and clinical programs to capitalize on the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin’s CNS development pipeline includes programs in myasthenia gravis, Huntington’s disease, Parkinson’s disease, epilepsy and memory. Amarin also has two proprietary technology platforms: a lipid-based technology platform for the targeted transport of molecules through the liver and/or to the brain, and a unique mRNA technology based on cholinergic neuromodulation.

D.  Trend Information

In 2004, we changed our business model and have had no other sources of revenue since then other than revenue pursuant to our out-licensing contract with Multicell. Until we are able to market a product or secure revenue from licensing sources, this trend is expected to continue. We refer users to Items 4B “Business Overview”, 5A “Operating Results” and 5B “Liquidity and Capital Resources”.

E.  Off Balance Sheet Transactions

Although there are no disclosable off balance sheet transactions, there have been transactions involving contingent milestones — see “Note 30 — Financial Commitments” in the financial statements.

F.  Contractual Obligations

The following table summarizes our payment obligations as of December 31, 2007. The operating lease obligations primarily represent rent payable on properties leased by the Group. Some of the properties leased by the Group have been sub-let and generate rental income. Purchase obligations relate to manufacturing contracts with a third party for the production of our products.

	Payments Due by Period in $000’s
	Total	Less than 1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	Thereafter
Long-term debt	2,750	—	—	2,750	—	—	—
Capital/finance lease	—	—	—	—	—	—	—
Operating lease	4,529	1,278	1,145	755	572	283	496
Purchase obligations	674	674	—	—	—	—	—
Other long-term creditors	—	—	—	—	—	—	—
Total	7,953	1,952	1,145	3,505	572	283	496

There are no capital commitments relating to the AMR101 development project. However, under the purchase agreement for Laxdale, upon the attainment of specified development milestones, we will be required to issue additional Ordinary Shares to the selling shareholders or make cash payments (at the sole option of each of the selling shareholders) and we will be required to make royalty payments of 6% on future sales of AMR101 (consisting of 5% payable to Scarista Limited and 0.5% payable to each of Dr. Malcolm Peet and Dr. Krishna Vaddadi). The final purchase price will be a function of the number of Ordinary Shares of Amarin issued at closing and actual direct acquisition costs, together with contingent consideration which may become payable, in the future, on the achievement of certain approval milestones. Upon receipt of marketing approval in the United States and Europe for the first indication of any product containing Amarin Neuroscience intellectual property, we must make an aggregate stock or cash payment (at the sole option of each of the sellers) of GBP£7.5 million for each of the two potential market approvals (i.e., GBP£15.0 million maximum).  In addition, upon receipt of a marketing approval in the United States and Europe for any other product using Amarin Neuroscience intellectual property or for a different indication of a previously approved product, we must make an aggregate stock or cash payment (at the sole option of each of the sellers) of GBP£5.0 million for each of the two potential market approvals (i.e., GBP£10.0 million maximum). The exchange rate as of May 15, 2008 was approximately $1.9488 per GBP£.

Following the acquisition of Ester Neurosciences Limited on December 5, 2007, if the Monarsen Phase II in MG clinical study meets its study objectives we are commmitted to pay $5 million at Amarin's option in equity or cash, to the former shareholders of Ester Neurosciences Limited. In addition, upon successful completion of the Monarsen Phase II MG study program with adequate efficacy and safety data that fully supports the commencement of a Phase III program in the U.S., we are committed to pay $6 million in equity or cash, at Amarin’s option to the former shareholders of Ester Neurosciences Limited. A further $6 million will become payable on the successful completion of the U.S. Phase III clinical trial program (to include successful completion of long term studies) enabling NDA filing for Monarsen for MG in the U.S. Such additional consideration may be paid in cash.

Final payments due to the University of Rochester and Icon pursuant to the now completed trials for AMR101 in HD are as follows:

	Estimated Payments Due by Period in $000’s from 1 January 2008
	Total	Less than 1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	Thereafter
Clinical research	2,825	2,825	—	—	—	—	—

Item 6  Directors, Senior Management and Employees

A.  Directors and Senior Management

The following table sets forth certain information regarding our officers and directors as of December 31, 2007. A summary of the background and experience of each of these individuals follows the table.

Name	Age	Position
Thomas Lynch	51	Chairman and Chief Executive Officer
Alan Cooke	37	President, Chief Operating Officer and Director*
Dr. Declan Doogan	56	Head, Research & Development and Director
John Groom	69	Non-Executive Director
Anthony Russell-Roberts	62	Non-Executive Director
Dr. William Mason	56	Non-Executive Director
Dr. Simon Kukes	51	Non-Executive Director
Dr. Michael Walsh	56	Non-Executive Director
Dr. Prem Lachman	47	Non-Executive Director
Dr. John Climax	55	Non-Executive Director
Prof. William Hall	58	Non-Executive Director
Tom Maher	41	General Counsel and Company Secretary
Conor Dalton	43	Vice President, Finance & Principal Accounting Officer

* Mr. Cooke also acts as Chief Financial Officer

Mr. Thomas Lynch joined Amarin in January 2000 as Chairman of the Board. Between 1993 and 2004, Mr. Lynch was with Elan Corporation plc where he held a number of positions including Chief Financial Officer and Executive Vice Chairman. Mr. Lynch spear-headed Elan’s transition from a drug delivery technology provider to a fully integrated pharmaceutical company, through a number of acquisitions, including Athena Neurosciences, Inc. The Athena acquisition brought Elan its programs in multiple sclerosis, autoimmune diseases and Alzheimer’s disease. Mr. Lynch was also a founder of the specialty pharmaceutical company, Warner Chilcott plc. Mr. Lynch is and has been a board member of a number of biotechnology and healthcare companies.

Mr. Alan Cooke joined Amarin in May 2004 as Chief Financial Officer and was subsequently promoted to President and Chief Operating Officer. Prior to joining Amarin, he held a number of positions over a period of approximately eight years at Elan Corporation, plc, including Vice President, Global Strategic Planning. Mr Cooke is a fellow of the Institute of Chartered Accountants (Ireland) and worked four years with KPMG, Dublin. Mr. Cooke is a member of the Amarin Board of Directors.

Dr. Declan Doogan joined us on April 10, 2007 as Head, Research and Development and was appointed as an Executive Director December 19, 2007. Prior to joining us, Dr. Doogan was Senior Vice President and Head of Worldwide Development at Pfizer Global Research & Development. In recent years, he held a number of senior positions in Pfizer in the US and the UK. Dr. Doogan joined Pfizer in 1982, where he led the Zoloft clinical development program. He held positions in the UK and in Japan, where he was initially Medical Director and later head of the company’s development organization. Dr. Doogan holds Visiting Professorships at Harvard, Glasgow and Kitasato University in Japan. In addition, Dr. Doogan holds a number of non-executive directorships in the US and the U.K. Dr. Doogan received his medical degree from Glasgow University in 1975. He is a Fellow of the Royal College of Physicians of Glasgow and the Faculty of Pharmaceutical Medicine in the U.K.

Mr. John Groom joined us as a Non-Executive Director on May 29, 2001. Mr. Groom served as President and Chief Operating Officer of Elan Corporation plc from July 1996 until his retirement in January 2001. Mr. Groom was President, Chief Executive Officer and Director of Athena Neurosciences, Inc. prior to its acquisition by Elan in 1996. Mr. Groom serves on the board of directors of Neuronyx Inc. and CV Therapeutics Europe Ltd.

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

Dr. William Mason was appointed Lead independent Director on February 4, 2008. Dr. Mason has served as a non-executive board member of Amarin since July 19, 2002, is Chairman of the Company’s Audit Committee and a member of Amarin’s Nominations Committee. Dr. Mason received his B.Sc. from Case Western Reserve University in the United States and his doctorate in physiology from Trinity College, Cambridge, UK in 1977. For twenty years he led a program of neuroscience-focused medical research in Cambridge. Dr. Mason also played an active role as a member of the Advisory Council on Science and Technology (ACOST) in the UK Cabinet Office of HM Government, developing government policy to create a highly qualified scientific and technical manpower base in the UK. He has founded successful high technology biomedical companies and has extensive commercial transactional experience in the healthcare and life sciences sector. He maintains strong links with the healthcare investment community. Currently, Dr. Mason is Chairman of OrthoMimetics Ltd., Zygem Ltd., Camlab Ltd. and Team Consulting Ltd., and is a director of Sage Healthcare Ltd. and Sphere Medical Ltd. He is also a member of the 3i Independent Director’s Program

Dr. Simon Kukes was appointed a director on January 1, 2005. Dr. Kukes is an American citizen. Dr. Kukes is the CEO at Samara-Nafta, a Russian oil company, partnering with Hess Corporation; a U.S. based international oil company. He was President and Chief Executive of Tyumen Oil Company (TNK) from 1998 until its merger with British Petroleum (BP) in 2003. He then joined Yukos Oil as chairman. He also served as chief executive of Yukos from 2003 until June 2004. In 1999, he was voted one of the Top 10 Central European Executives by the Wall Street Journal Europe and in 2003 he was named by The Financial Times and PricewaterhouseCoopers as one of the 64 most respected business leaders in the world. Dr. Kukes has a primary degree in Chemical Engineering from the Institute for Chemical Technology, Moscow and a PhD in Physical Chemistry from the Academy of Sciences, Moscow and was a Post-Doctoral Fellow of Rice University, Houston, Texas. He is the holder of more than 130 patents and has published more than 60 scientific papers.

Dr. Michael Walsh was appointed a director on January 1, 2005. Dr. Walsh is an executive director of International Investment and Underwriting (“IIU”), a private equity firm based in Dublin. Dr. Walsh is Chairman of Irish Nationwide Building Society, one of Ireland’s main mortgage providers. He is a non-executive director of a number of companies including Daon, a company involved in biometric authentication and Atlantic Bridge Ventures technology oriented venture capital company. Dr. Walsh has a Bachelor of Commerce and a Master of Business Studies degrees from University College Dublin and MBA and PhD degrees from the Wharton School, University of Pennsylvania. Prior to IIU, he was an executive director of NCB Group Ltd, one of Ireland’s leading stockbrokers. He was previously Professor of Banking and Finance at University College Dublin.

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

Dr. John Climax was appointed a non-executive director of Amarin on March 20, 2006. Dr. Climax was a founder of Icon plc, serving as a Director and Chief Executive Officer of Icon and its subsidiaries since June 1990. In November 2002, he was appointed Executive Chairman. Dr. Climax received his primary degree in pharmacy in 1977 from the University of Singapore, his masters in applied pharmacology in 1979 from the University of Wales and his PhD in clinical pharmacology from the National University of Ireland in 1982. Dr. Climax is an adjunct Professor at the Royal College of Surgeons, Dublin and Chairman of the Human Dignity Foundation, a Swiss based charity.

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

Mr. Conor Dalton was appointed Vice-President, Finance in May 2005. Prior to joining Amarin, Mr. Dalton spent approximately eight years with Elan Corporation, most recently as Director of Finance. Mr. Dalton is a fellow of the Chartered Association of Certified Accountants.

There is no family relationship between any director or executive officer and any other director or executive officer.

B.  Compensation

General

Our directors who serve as officers or employees receive no compensation for their service as members of our board of directors. Directors who are not officers or employees receive £25,000 ($50,000) per annum save for the Chairman of the Board who receives £40,000 ($80,000), Chairman of the Audit Committee who receives £40,000 ($80,000), Chairman of the Remuneration Committee who receives £40,000 ($80,000) and Lead Independent Director who receives £20,000 ($40,000) and such options to acquire Ordinary Shares for their service as non-executive members of the board of directors as the Remuneration Committee of the board of directors may from time to time determine. Mr. Lynch has to date waived all of his rights with respect to option grants to directors that were proposed during his tenure as a director. Mr. Groom waived emoluments in respect of the years ended December 31, 2007 and 2006.

On December 19, 2007, Mr. Richard Stewart resigned as Chief Executive Officer and Executive Director of Amarin. Pursuant to the terms of a compromise agreement between Amarin and Mr. Stewart, Amarin agreed to pay Mr. Stewart £402,500 ($804,000) in respect of a termination payment and bonus, £10,673 ($21,000) in respect of 10 days accrued but untaken holiday entitlement, other expenses of £4,000 ($8,000) and £37,338 ($75,000) in respect of accrued pension entitlement up to the date of termination, December 19, 2007. These amounts are included in the table below.

For the year ended December 31, 2007, all of our directors and senior management as a group received total compensation of $4,569,000 and in addition, directors and senior management were issued options to purchase a total of 1,025,000 Ordinary Shares during such period. See “— Share Ownership” below for the specific terms of the options held by each director and officer.

With the exception of Mr. Stewart, Mr. Cooke and Dr. Doogan, there are no sums set aside or accrued by us for pension, retirement or similar benefits for directors. We do make contributions to certain of our employees’ and officers’ pensions during the term of their employment with us.

Compensation paid and benefits granted to our directors during the year ended December 31, 2007 are detailed below:

Directors’ detailed emoluments

Name	Salary & fees	Benefits in kind	Annual bonus	2007 Total
	$000	$000	$000	$000
Thomas Lynch (Chairman and Chief Executive Officer)*	482	—	390	872
Richard Stewart (Former Chief Executive Officer)**†	1,249	18	250	1,517
Alan Cooke (President & Chief Operating Officer)**	401	4	227	632
Dr. Declan Doogan (Head, Research & Development)**	140	—	105	245
John Groom	—	—	—	—
Anthony Russell-Roberts	100	—	—	100
Dr. William Mason	80	—	—	80
Dr. Simon Kukes	50	—	—	50
Dr. Michael Walsh	50	—	—	50
Dr. Prem Lachman	50	—	—	50
Dr. John Climax	50	—	—	50
Prof. William Hall	42	—	—	42
	2,694	22	972	3,688

__________

Benefits in kind include medical and life insurance for each executive director. No expense allowances were provided to the directors during the year.

*	Fees in respect of a Consultancy Agreement with Mr. Thomas Lynch. See “Item 7B — Related Party Transactions. Included above is Mr. Lynch’s bonus payment’s for 2006 and 2007.

**
In addition to the above, Mr. Stewart, Mr. Cooke and Dr. Doogan had pension contributions paid into their personal scheme or accrued by the Group in 2007 of $60,000, $22,000 and $8,000 respectively. Mr. Stewart’s payment, which is in excess of his normal entitlement under the Group’s pension scheme arrangements, was approved by the Remuneration Committee.

†	On December 19, 2007, Mr. Richard Stewart resigned as Chief Executive Officer and Executive Director of Amarin. Pursuant to the terms of a compromise agreement between Amarin and Mr. Stewart, Amarin agreed to pay Mr. Stewart £402,500 ($804,000) in respect of a termination payment and bonus, £10,673 ($21,000) in respect of 10 days accrued but untaken holiday entitlement, other expenses of £4,000 ($8,000) and £37,338 ($75,000) in respect of accrued pension entitlement up to the date of termination, December 19, 2007. These amounts are included in Mr. Stewart's emoluments above.

The Amarin Corporation plc 2002 Stock Option Plan

The Amarin Corporation plc 2002 Stock Option Plan came into effect on January 1, 2002. The term of the plan is ten years, and no award shall be granted under the plan after January 1, 2012.

The plan is administered by the remuneration committee of our board of directors. A maximum of 8,000,000 Ordinary Shares may be issued under the original plan. This limit was increased to 8,986,439 Ordinary Shares by the remuneration committee of the Group on December 6, 2006, pursuant to section 4(c) of the Plan to prevent dilution of the potential benefits available under the Plan as a result of certain discounted share issues. This limit was further increased to 12,000,000 Ordinary Shares at an Extraordinary General Meeting held on January 25, 2007. This limit was further increased to 18,000,000 Ordinary Shares at an Annual General Meeting held on July 19, 2007. Employees, officers, consultants and independent contractors are eligible persons under the plan. The remuneration committee may grant options to eligible persons. In determining which eligible persons may receive an award of options and become participants in the plan, as well as the terms of any option award, the remuneration committee may take into account the nature of the services rendered to us by the eligible persons, their present and potential contributions to our success or such other factors as the remuneration committee, at its discretion, shall deem relevant.

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

Our articles of association stipulate that the minimum number of directors shall be two and the maximum number shall be fifteen. At December 31, 2007 we had eleven directors. Directors may be elected by the shareholders at a general meeting or appointed by the board of directors. If a director is appointed by the board of directors, that director must stand for election at our subsequent annual general meeting. At each annual general meeting, one-third of our directors must retire and either stand, or not stand, for re-election. In determining which directors shall retire and stand, or not stand, for re-election, first, we include any director who chooses to retire and not face re-election and second, we choose the directors who have served as directors for the longest period of time since their last election.

At the annual general meeting for 2007, Professor Hall and Messrs. Stewart, Cooke and Groom retired by rotation, and were re-elected. Mr. Stewart subsequently resigned as a director on December 19, 2007.  On May 16, 2008, Drs. Doogan, Kukes, Walsh and Lachman, Prof. Hall and Messrs. Cooke and Groom resigned from the board.  On the same date Drs. James Healy, Carl Gordon, Eric Aguiar and Srinivas Akkaraju were appointed to the board, see Item 8B - "Significant Changes" for further details.  The new board appointments are effective upon the closing of the first tranche of the financing. Assuming no further directors choose to retire or resign and not stand for re-election at the annual general meeting in 2008, we would expect Drs. Healy, Gordon, Aguiar, Akkaraju and Climax to retire and stand for re-election at the 2008 annual general meeting. See — “Directors and Senior Management” above for details of when each of our directors joined our board of directors.

Audit Committee

The audit committee of the board of directors generally comprises three of our non-executive directors and meets, as required, to review the scope of the audit and audit procedures, the format and content of the audited financial statements and the accounting principles applied in preparing the financial statements. The audit committee also reviews proposed changes in accounting policies, recommendations from the auditors regarding improving internal controls and the adequacy of resources within the accounting function.

As of December 31, 2007, the audit committee comprised the following directors:

•	Dr. William Mason (Chairman) (appointed October 22, 2002);

•	Dr. Simon Kukes (appointed March 20, 2006, resigned May 16, 2008); and

•	Mr. John Groom (Financial Expert) (appointed October 24, 2003, resigned May 16, 2008).

On May 16, 2008, Dr. Simon Kukes and Mr. John Groom resigned as directors of the Company.  Following an equity financing signed on May 13, 2008, certain investors joined Amarin's board of directors (see Item 8B - "Significant Chanages" in this annual report).  The composition of the audit committee will be determined at the earliest opportunity following the appointment of new board members.

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

As of December 31, 2007, the remuneration committee comprised the following directors:

•	Mr. Anthony Russell-Roberts (Chairman) (appointed July 19, 2002);

•	Dr. Michael Walsh (appointed February 28, 2005, resigned May 16, 2008); and

•	Dr. Prem Lachman (appointed March 20, 2006, resigned May 16, 2008).

On May 16, 2008, Drs. Michael Walsh and Prem Lachman resigned as directors of the Company.  Following an equity financing signed on May 13, 2008, certain investors joined Amarin's board of directors (see Item 8B - "Significant Changes" in this annual report).  The composition of the remuneration committee will be determined at the earliest opportunity following the appointment of new board members.

Lead Independent Director

In February 2008, our Board of Directors established the position of Lead Independent Director and appointed current board member, Dr. William Mason, to that role. In his capacity as Lead Independent Director, Dr. Mason will have the authority to convene meetings of the independent directors, and will preside over those meetings, will coordinate the activities of the independent directors, and will act as a liaison between the independent directors, the Board and the Chairman.

D.  Employees

The average numbers of employees employed by us during each of the past two financial years are detailed below:

Employment Activity	Number of Employees 12/31/07	Number of Employees 12/31/06
Marketing and Administration	17	12
Research and Development	8	6
Total	25	18

The average numbers of employees employed by us by geographical region for each of the last two financial years are set forth below:

Country	Number of Employees 12/31/07	Number of Employees 12/31/06
U.K	11	10
Ireland	14	8
Total	25	18

E.  Share Ownership

The beneficial ownership of Ordinary Shares by, and options granted to, our directors or officers, including their spouses and children under eighteen years of age, as of December 31, 2007 are presented in the table below. See also “— Compensation — the Amarin Corporation plc 2002 Stock Option Plan”.

Director/Officer	Note	Options/Warrants Outstanding to Acquire Number of Ordinary Shares	Date of Grant (dd/mm/yy)	Exercise Price per Ordinary Share	Ordinary Shares or ADS Equivalents Beneficially Owned	Percentage of Outstanding Share Capital*
J. Groom	1	15,000	23/01/02	$17.65	417,778	—
	1	15,000	06/11/02	$3.10
	1	25,000	21/07/04	$0.84
	7	55,099	21/12/05	$1.43
	1	20,000	11/01/06	$1.35
	1&17	20,000	08/12/06	$0.44
T. G. Lynch	2	500,000	25/02/04	$1.90	10,729,060	7.7%
	8	207,921	21/12/05	$1.43
	11	12,480	01/6/07	$0.72
	12	303,030	06/12/07	$0.48

Director/Officer	Note	Options/Warrants Outstanding to Acquire Number of Ordinary Shares	Date of Grant (dd/mm/yy	Exercise Price per Ordinary Share	Ordinary Shares or ADS Equivalents Beneficially Owned	Percentage of Outstanding Share Capital*

W. Mason	1	15,000	06/11/02	$3.10	—	—
	1&3	25,000	21/07/04	$0.84
	1&3	20,000	11/01/06	$1.35
	1&17	20,000	08/12/06	$0.44
A. Russell-Roberts	4	10,000	07/04/00	$3.00	2,350	—
	4	10,000	19/02/01	$6.12
	1	15,000	23/01/02	$17.65
	1	15,000	06/11/02	$3.10
	1	25,000	21/07/04	$0.84
	1	20,000	11/01/06	$1.35
	1&17	20,000	08/12/06	$0.44
S. Kukes	7	519,802	21/12/05	$1.43	9,516,081	6.8%
	1	20,000	11/01/06	$1.35
	1&17	20,000	08/12/06	$0.44
	13	33,278	01/6/07	$0.72
	14	454,545	06/12/07	$0.48
M. Walsh	7	38,119	21/12/05	$1.43	530,896	—
	1	20,000	11/01/06	$1.35
	1&17	20,000	08/12/06	$0.44
	13	16,639	01/6/07	$0.72
	14	208,333	06/12/07	$0.48
A. Cooke	1	375,000	07/07/04	$0.85	270,211	—
	6	200,000	10/06/05	$1.30
	7	15,594	21/12/05	$1.43
	1	200,000	16/01/06	$1.95
	1&17	675,000	08/12/06	$0.44
P. Lachman	1	20,000	11/01/06	$1.35	234,709	—
	1&17	20,000	08/12/06	$0.44
	13	8,320	01/6/07	$0.72
	14	75,756	06/12/07	$0.48
J. Climax	9	226,980	21/12/05	$1.43	9,440,160	6.8%
	1	20,000	27/01/06	$2.72
	1	20,000	20/03/06	$3.26
	1&17	20,000	08/12/06	$0.44
	15	33,278	01/6/07	$0.72
	16	1,363,636	06/12/07	$0.48
W. Hall	1&17	75,000	08/03/07	$0.44	—	—
T. Maher	1	325,000	02/12/05	$1.16	19,802	—
	7	6,931	21/12/05	$1.43
	1&17	350,000	08/12/06	$0.44
	1	150,000	02/08/07	$0.44
	1	150,000	28/08/07	$0.46
D. Doogan	1&17	650,000	09/04/07	$0.44	—	—
C. Dalton	1	100,000	28/06/05	$1.09	—	—
	1	50,000	12/01/06	$1.53	—	—
	1&17	200,000	08/12/06	$0.44	—	—

Notes:

(1)
These options are exercisable as to one third on each of the first, second and third anniversaries of the date of grant and remain exercisable for a period ended on the tenth anniversary of the date of grant.

(2)
The Ordinary Shares are held in the form of ADSs by Amarin Investment Holding Limited. The warrants issued to Amarin Investment Holding Limited are exercisable for up to 500,000 Ordinary Shares, on or before February 25, 2009. Amarin Investment Holding Limited is an entity controlled by our Chairman and Chief Executive Officer, Mr. Thomas Lynch.

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

(8)
These warrants were granted to all investors in the December 2005 private placement including directors and are exercisable at anytime after 180 days from the grant date. The warrants were issued to Amarin Investment Holding Limited which is an entity controlled by our Chairman and Chief Executive Officer, Mr. Thomas Lynch. If our trading market price is equal to or above $10.20, as adjusted for any stock splits, stock combinations, stock dividends and other similar events, for each of any twenty consecutive trading days, then the Group at any time thereafter shall have the right, but not the obligation, on 20 days’ prior written notice to the holder, to cancel any unexercised portion of this warrant for which a notice of exercise has not yet been delivered prior to the cancellation date.

(9)
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

(11)
These warrants were granted to all investors in the June 2007 registered direct offering including directors and are exercisable immediately from the grant date. The warrants were issued to Amarin Investment Holding Limited which is an entity controlled by our Chairman and Chief Executive Officer, Mr. Thomas Lynch.

(12)
These warrants were granted to all investors in the December 2007 registered direct offering including directors and are exercisable immediately from the grant date. The warrants were issued to Amarin Investment Holding Limited which is an entity controlled by our Chairman and Chief Executive Officer, Mr. Thomas Lynch.

(13)	These warrants were granted to all investors in the June 2007 registered direct offering including directors and are exercisable immediately from the grant date.

(14)	These warrants were granted to all investors in the December 2007 registered direct offering including directors and are exercisable immediately from the grant date.

(15)
These warrants were granted to all investors in the June 2007 registered direct offering including directors and are exercisable immediately from the grant date.  These warrants were issued to Sunninghill Limited which is an entity controlled by one of our non-executive directors Dr. John Climax.

(16)
These warrants were granted to all investors in the December 2007 registered direct offering including directors and are exercisable immediately from the grant date. These warrants were issued to Sunninghill Limited which is an entity controlled by one of our non-executive directors Dr. John Climax.

(17)
The exercise price of all options granted between December 8, 2006 and April 11, 2007 were amended to $0.44 – see note 28 to the F-section in this annual report for further details of the options amendment.

*	This information is based on 139,057,370 Ordinary Shares outstanding as of December 31, 2007.

Item 7  Major Shareholders and Related Party Transactions

A.  Major Shareholders

The following table sets forth to the best of our knowledge certain information regarding the ownership of our Ordinary Shares at December 31, 2007 by each person who is known to us to be the beneficial owner of more than five percent of our outstanding Ordinary Shares, either directly or by virtue of ownership of ADSs.

Name of Owner(1)	Number of Ordinary Shares or ADS Equivalents Beneficially Owned Capital	Percentage of Outstanding Share(2)
Amarin Investment Holding Limited(3)	11,752,491	6.9%
Sunninghill Limited(5)	11,124,054	6.5%
Simon G. Kukes(4)	10,563,706	6.2%
Medica Funds(6)	10,077,969	5.9%
__________
Notes:

(1)	Unless otherwise noted, the persons referred to above have sole investment power.

(2)
This information is based on 139,057,370 Ordinary Shares outstanding, 20,838,235 warrants granted over Ordinary Shares and 10,804,850 share options granted over Ordinary Shares as of December 31, 2007.

(3)
Includes warrants to purchase 500,000 Ordinary Shares, which warrants are exercisable on or before February 25, 2009 and warrants to purchase 523,431 Ordinary Shares, which are currently exercisable. Amarin Investment Holding Limited is an entity controlled by our Chairman and Chief Executive Officer, Mr. Thomas Lynch.

(4)	Includes warrants to purchase 1,007,625 Ordinary Shares, which are currently exercisable and options to purchase 40,000 Ordinary Shares of which 13,333 are currently exercisable.

(5)
Includes warrants to purchase 1,623,894 Ordinary Shares, which are currently exercisable and share options to purchase 60,000 Ordinary Shares of which 20,000 are currently exercisable. Sunninghill Limited is an entity controlled by one of our non-executive directors, Dr. John Climax.

(6)	This information is based on the following holdings:

Name of Fund	Ordinary Shares
Medica II Investments International LP	4,091,635
Medica Investments Israel LP	2,916,808
Medica II Investments Israel LP	1,524,010
Medica II Investments PF Israel LP	785,386
Medica II Management LP	413,666
Medica II Baxter LP	346,464

The following table shows changes over the last two years in the percentage of the issued share capital for the Group held by major shareholders, either directly or by virtue of ownership of ADSs:

Name of Owner(1)	2007	2006

Amarin Investment Holding Limited	7.7	11.0
Simon G. Kukes	6.8	8.3
Medica Funds	7.2	—
Sunninghill Limited	6.8	7.0
Southpoint	—	9.9

None of the above shareholders has voting rights that differ from those of our other shareholders. The total number of ADSs outstanding as of December 31, 2007 was approximately 132.7 million. The ADSs represented approximately 95% of the issued and outstanding Ordinary Shares as of such date. As at May 16, 2008, to the best of our knowledge, we estimate that U.S. shareholders constituted approximately 60% of the beneficial holders of both our Ordinary Shares and our ADSs.

B.  Related Party Transactions

During the year ended December 31, 2007, we entered into certain transactions, with related parties. Details of such transactions are given below.

Icon

At December 31, 2007 Sunninghill Limited, a company controlled by Dr. John Climax, held 9.4 million Ordinary Shares and 1.6 million warrants in Amarin (which was approximately 7% of Amarin’s entire issued share capital) and Poplar Limited, a company controlled by Dr. Climax, held approximately 5% of Icon plc. During 2005 the Group entered into an agreement with Icon Clinical Research Limited (a company wholly owned by Icon plc) whereby Icon was appointed as Amarin’s contract research organization to manage and oversee its European Phase II study on AMR101 (Trend 2) and to assist Amarin in conducting its U.S. Phase III on AMR101 (Trend 1). At December 31, 2007, Amarin had incurred costs of $7.0 million ($1.9 million for the 12 months ended December 31, 2007) with respect of direct costs to Icon. At the year end, no amount is included in accruals or accounts payable for direct costs payable to Icon. In addition, the Group also reimbursed Icon for $2.6 million of pass-through costs which Icon settle on behalf of Amarin.

In February 2007, our audit committee reviewed and approved Amarin Neuroscience Limited, a subsidiary of the Group, entering into a supplemental agreement with Icon Clinical Research Limited to amend the number and location of patient activity in the E.U. Phase III clinical trial.

Our Chairman and Chief Executive Officer, Mr. Thomas Lynch, has served as an outside director of Icon since January 1996. He is also a member of Icon’s audit committee, compensation committee and nominations committee. On March 20, 2006, Dr. Climax subsequently became a non-executive director of the Group.

Mr. Richard Stewart

On December 19, 2007, Mr. Stewart resigned as Chief Executive Officer and Executive Director of Amarin. Pursuant to the terms of a compromise agreement between Amarin and Mr. Stewart, Amarin agreed to pay Mr. Stewart £402,500 ($804,000) in respect of a termination payment and bonus, £10,673 ($21,000) in respect of 10 days accrued but untaken holiday entitlement, other expenses of £4,000 ($8,000) and £37,338 ($75,000) in respect of accrued pension entitlement up to the date of termination, December 19, 2007.

As at the December 19, 2007 Mr. Stewart had 1,166,666 vested share options under our 2002 Stock Option Plan. Pursuant to the terms of the compromise agreement, Mr. Stewart’s vested share options will be exercisable for a period of 12 months following December 19, 2007 in accordance with the terms of our 2002 Stock Option Plan and upon the expiration of such 12 month period, Mr. Stewart’s vested options will cease to be exercisable and will expire.

As at December 19, 2007 Mr. Stewart had 883,334 unvested share options under our 2002 Stock Option Plan. Pursuant to the terms of the compromise agreement, it was provided that Mr. Stewart’s share options which were not vested as at December 19, 2007 would not vest and would not become exercisable after December 19, 2007 and accordingly, would expire on December 19, 2007.

The compromise agreement was reviewed and approved by the members of our remuneration committee.

Mr. Thomas Lynch

In March 2007, our remuneration committee reviewed and approved a consultancy agreement between Amarin and Dalriada Limited in relation to the provision by Dalriada Limited to Amarin of corporate consultancy services, including consultancy services relating to financing and other corporate finance matters, investor and media relations and implementation of corporate strategy. Under the Consultancy Agreement, Amarin pay Dalriada Limited a fee of £240,000 per annum for the provision of the consultancy services. An additional amount of £195,000 was also approved by the remuneration committee of which £75,000 was paid during the year ended December 31, 2007 in respect of consultancy services.

Dalriada Limited is owned by a family trust, the beneficiaries of which include Mr. Thomas Lynch, Amarin Chairman and Chief Executive Officer and family members.

Elan

In February 2007, our audit committee reviewed and approved, Amarin Pharmaceuticals Ireland Limited (“APIL”), a subsidiary of the Group, entering into development and license agreement with Elan Pharma International Limited, a subsidiary of Elan Corporation, plc (“Elan”), ultimately signed on March 6, 2007, whereby APIL licensed from Elan rights to develop and market a novel, NanoCrystal® nasal formulation of lorazepam for the out-patient treatment of emergency seizures in epilepsy patients. Mr. Shane Cooke, chief financial officer of Elan is a connected person to Mr. Alan Cooke, our president and chief operating officer, and under Nasdaq rules this transaction was deemed to be a related party transaction. Under the terms of the agreement, we may pay Elan success based development, filing and approval milestones totaling $5.2 million plus royalties on net sales. No payments were made to Elan during the year ended December 31, 2007.

Financings

Registered direct offering

Several of the Company’s directors and officers subscribed for approximately 1.0 million ordinary shares and warrants to subscribe for approximately 0.1 million ordinary shares in June 2007 in a registered direct financing.

Public offerings

Several of the Company’s directors and officers subscribed for approximately 4.4 million ordinary shares and warrants to subscribe for approximately 2.2 million ordinary shares in a public offering in December 2007.

In a second offering in December 2007, Dr. Michael Walsh, a director of the Company, purchased $0.25 million in aggregate principal amount of three-year convertible Debentures and IIU Limited, a company in which Dr. Walsh is a director, purchased $2.5 million in aggregate principal amount of three-year convertible Debentures. These Debentures may be converted into approximately 0.5 million and 5.2 million ordinary shares respectively, commencing four months after the date of closing (December 6, 2007) at a conversion price of $0.48 per ordinary share ($4.80 post share consolidation effective January 18, 2008), which is a 30% premium to the 5-day volume weighted average closing price of our ordinary shares on December 3, 2007. The Debentures will bear interest at a rate of 8% per annum, payable quarterly in arrears. In addition, the Debenture holders will also receive five-year warrants to purchase approximately 0.2 million and 2.1 million ordinary shares  respectively, at an exercise price of $0.48 ($4.80 post share consolidation effective January 18, 2008).   Per the warrant agreement, if at any time prior to December 6, 2009, the Company issues Ordinary Shares, securities convertible into ADSs or Ordinary Shares, warrants to purchase ADSs or Ordinary Shares or options to purchase any of the foregoing to a third party (other than any Exempt Issuance) at a price that is less than, or converts at a price that is less than, $3.66 (such lesser price, the “Down-round Price”), then the Exercise Price shall be adjusted to equal 130% of the Down-round Price. On May 14, 2008, we announced a private placement of Ordinary Shares for up to $60.0 million. The first tranche from new investors of $28.0 million closed on May 19, 2008. These warrants have therefore been re-priced to $2.99 per share from their original grant price of $4.80 per share (post share consolidation effective January 18, 2008).  The convertible Debentures will be required to be repaid from the financing outlined above.

C.  Interests of Experts and Counsel

Not applicable.

Item 8  Financial Information

A.  Consolidated Statements and Other Financial Information

See our consolidated financial statements beginning at page F-1.

Legal Proceedings

Permax Litigation

Amarin was responsible for the sales and marketing of Permax from May 2001 until February 2004.  On May 17, 2001, Amarin acquired the U.S. sales and marketing rights to Permax from Elan.  An affiliate of Elan had previously obtained the licensing rights to Permax from Eli Lilly and Company in 1993.  Eli Lilly originally obtained approval for Permax on December 30, 1988, and has been responsible for the manufacture and supply of Permax since that date.  On February 25, 2004, Amarin sold its U.S. subsidiary, Amarin Pharmaceuticals, Inc., including the rights to Permax, to Valeant Pharmaceuticals International.

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

On March 29, 2007, the FDA announced that the manufacturers of pergolide drug products will voluntarily remove these drug products, including Permax, from the market.  Further information about the removal of Permax and other pergolide drug products is available on the FDA’s website.

During 2007, one lawsuit alleging claims related to cardiac valvulopathy and Permax was pending in the United States and currently remains pending.  Eli Lilly, Elan, Valeant, Amarin Pharmaceuticals Inc., Athena Neurosciences, Inc., and Amarin are named as defendants in this lawsuit, and are defending against the claims and allegations.  The case is currently in discovery. In addition, a lawsuit alleging claims related to cardiac valvulopathy and Permax was filed in March 2008 and is currently pending in the United States.  Eli Lilly, Elan, Valeant, and Amarin are named as defendants in this lawsuit.  Amarin has not been formally served with the complaint from this lawsuit.

Two other claims related to cardiac valvulopathy and Permax and one claim related to compulsive gambling and Permax are or were being threatened against Eli Lilly, Elan, and/or Valeant, and could possibly implicate Amarin.

We have reviewed the position and having taken external legal advice consider the potential risk of significant liability arising for Amarin from these legal actions to be remote. No provision is booked in the accounts at December 31, 2007.

Other

We are not a party to any other legal or arbitration proceedings that may have, or have had in the recent past, significant effects on our financial position or profitability. No governmental proceedings are pending or, to our knowledge, contemplated against us. We are not a party to any material proceedings in which any director, member of senior management or affiliate of ours is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.

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

B.  Significant Changes

On January 18, 2008, our Ordinary Shares were consolidated on a one-for-ten basis whereby ten Ordinary Shares of 5p each became one Ordinary Share of 50p.

On May 14, 2008 we announced a private placement of ADSs (each representing one Ordinary Share) with several new institutional and accredited investors and potentially certain current and former directors of the Company, for up to $60.0 million funded under two equal tranches.

        The first first tranche from new investors closed on May 19, 2008 and was settled by the issuance of 12,173,914 Ordinary Shares and 8 new Preference Shares. For further information on Preference Shares, see Item 10B "Memorandum and Articles of Association - The Series A Preference Shares". The investors will have an option to provide up to $28.0 million in a second tranche upon completion of certain business milestones by the Company, potentially over the next 12 months. Certain current and former directors have indicated an interest in investing up to $4.0 million in the placement, also over two tranches bringing the potential total of the placement up to $60.0 million. For further information regarding the private equity financing please see our Report of Foreign Issuer on Form 6-K filed with the SEC on May 14, 2008. Certain of the investors were entitled to join Amarin’s Board of Directors. On May 16, 2008, Drs. Doogan, Kukes, Walsh and Lachman, Prof. Hall and Messrs. Cooke and Groom resigned from the Board.  On the same date Dr. James Healy, Dr. Carl L. Gordon, Dr. Eric Aguiar and Dr. Srinivas Akkaraju were appointed to the Board. The new board appointments are effective upon the closing of the first tranche of the financing.

Jim Healy, M.D., Ph.D. joined Sofinnova Ventures as a General Partner in 2000.  Dr. Healy was a founding investor and board member of Cellective (acquired by MedImmune), CoTherix (acquired by Actelion), Novacea (Nasdaq: NOVC), and Intermune (Nasdaq: ITMN).  He also serves on the boards of directors of several private companies.

In the pharmaceutical industry Dr. Healy held manufacturing positions at Bayer Pharmaceuticals (Miles) and ISTA Pharmaceuticals prior to its initial public offering. He began his private equity career at Sanderling.

Dr. Healy earned B.A.s in Molecular Biology and Scandinavian Studies from the University of California at Berkeley, where he graduated with Distinction in General Scholarship, Honors, and received a Departmental Citation. He received his M.D. from Stanford University’s School of Medicine through the Medical Scientist Training Program, and earned his Ph.D. in Immunology from Stanford University, where he was a Beckman Scholar and received a bursary award from the Novartis Foundation. He teaches a course on entrepreneurship at Stanford University, and is an active member of the BIO-NVCA Working Group.

Carl L. Gordon, Ph.D., CFA, is a founding General Partner of OrbiMed and Co-Head of Private Equity. Mr. Gordon is active in both private equity and small-capitalization public equity investments. He was a senior biotechnology analyst at Mehta and Isaly from 1995 to 1997. He was a Fellow at The Rockefeller University from 1993 to 1995. Mr. Gordon received a Ph.D. in Molecular Biology from the Massachusetts Institute of Technology. His doctoral work involved studies of protein folding and assembly. He received a Bachelors degree from Harvard College.

Dr. Eric Aguiar is a Partner at Thomas, McNerney & Partners in Stamford, Ct. He has 16 years of experience in the biopharmaceutical industry. From 2001 to 2007 he was a Managing Director at HealthCare Ventures.  Prior to joining HealthCare Ventures, he was CEO of Genovo, Inc.  Eric was an executive at TheraTech, a drug delivery company that was sold to Watson Pharmaceuticals in 1997. He was a Managing Director and Vice President of Philadelphia Ventures in the mid-90's.  Prior board seats have included Cardiokine, SkinMedica, Vaxinnate, Metaphore Pharmaceuticals, 3-D Pharmaceuticals and ThromboSys. He graduated from Harvard Medical School and Cornell University with honors.

Dr. Akkaraju is a founding Managing Director of Panorama Capital and focuses primarily on life sciences investments. Previously, he was with J.P. Morgan Partners, serving as a Principal starting in April 2001 and becoming a Partner in January 2005. From 1998 to 2001, Dr. Akkaraju was in Business and Corporate Development at Genentech, Inc., most recently as Senior Manager responsible for worldwide partnering activities, in-licensing of therapeutics, and out-licensing of development projects. In addition to his business development role, Dr. Akkaraju also served as a Project Team Leader for one of Genentech’s clinical development products. During this time, he also was a founding member of BioStreet, an online marketplace for biotech opportunities. Dr. Akkaraju holds B.A. degrees in both Biochemistry and Computer Science from Rice University and an M.D. and Ph.D. in Immunology from Stanford University School of Medicine. Dr. Akkaraju currently serves on the board of directors of Presidio Pharmaceuticals, Itero Biopharmaceuticals, Barrier Therapeutics, Inc., Phenomix Corporation, Piramed Limited, Seattle Genetics, Inc., and Pharmos, Inc.

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

	US$ High	US$ Low
Fiscal Year Ended December 31, 2003	4.81	1.39
December 31, 2004	3.99	0.53
December 31, 2005	3.40	1.06
December 31, 2006	3.74	1.27
December 31, 2007	3.78	0.23
Fiscal Year Ended December 31, 2006 First Quarter	3.74	1.27
Second Quarter	3.10	1.93
Third Quarter	2.96	2.23
Fourth Quarter	2.67	1.96
Fiscal Year Ended December 31, 2007 First Quarter	2.62	1.74
Second Quarter	3.78	0.52
Third Quarter	0.58	0.36
Fourth Quarter	0.45	0.23
Month Ended
November 2007	0.43	0.30
December 2007	0.40	0.23
January 2008*	2.90	1.81
February 2008*	3.59	2.83
March 2008*	2.95	2.59
April 2008*	3.07	2.60

*	Share price information for 2008 has been adjusted for the one-for-ten stock consolidation which became effective on January 18, 2007

On May 15, 2008, the closing price of our ADSs as reported on the Nasdaq Capital Market was U.S. $2.69 per ADS.

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

NASD Rule Election

Pursuant to NASD Rule 4350(a)(1) for Foreign Private Issuers, we have elected to follow the home country practice of the United Kingdom in lieu of the shareholder approval requirements of NASD Rule 4350(i). Under NASD Rule 4350(i), issuers are required to obtain shareholder approval prior to the issuance of securities, interalia; (A) in connection with the establishment or material amendment of a stock option or purchase plan or other equity compensation arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants of the issuer, subject to certain exceptions; (B) when such issuance or potential issuance will result in a change of control of the issuer; (C) in connection with the acquisition of the stock or assets of another company if (i) any director, officer or substantial shareholder of the issuer has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5% or more or (ii) where, due to the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, other than a public offering for cash (a) the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock or (b) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares or common stock outstanding before the issuance of the stock or securities; or (D) in connection with a transaction other than a public offering involving (i) the sale, issuance or potential issuance of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or substantial shareholders of the company equal to 20% or more of the common stock or 20% or more of the voting power outstanding or (ii) the sale, issuance or potential issuance of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.  The applicable laws of England and Wales do not prohibit the issuance of securities without shareholder approval in the circumstances described in NASDAQ Rule 4350(i).

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

Compensation of Directors

Each director is to be paid a director’s fee at such rate as may from time to time be determined by the board of directors and which shall not exceed £500,000 (approximately USD$999,000 at year end exchange rates) in aggregate to all the directors per annum. Any director who, at our request, goes or resides abroad for any purposes or services which in the opinion of the board of directors go beyond the ordinary duties of a director, may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board of directors may determine.

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

Description of Ordinary Shares

Our authorized share capital is £100,000,000 divided into 155,914,406 Ordinary Shares of 50p each (post share consolidation effective January 18, 2008 whereby ten Ordinary Shares of 5p each became one Ordinary Share of 50p each) and 440,855,934 Preference Shares of 5p each. In the following summary, a “shareholder” is the person registered in our register of members as the holder of the relevant securities. For those Ordinary Shares that have been deposited in our American Depositary Receipt facility pursuant to our deposit agreement with Citibank N.A., Citibank or its nominee is deemed the shareholder.

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

Preference Shares

As of December 31, 2007, we had 440,855,934 Preference Shares of 5p each forming part of our authorized share capital. Pursuant to an authority given by the shareholders at the 2007 Annual General Meeting our board of directors has the authority to issue up to 440,855,934 preference shares of 5p. Pursuant to article 6 of the articles of association, the Preference Shares may be issued in one or more separate series, each of which will constitute a separate class of shares. The board of directors has the authority under article 5 of the articles of association to issue Preference Shares with such rights and subject to such restrictions and limitations as the directors shall determine, including dividend rights, conversion rights, voting rights, rights and terms of redemption, and liquidation preference, any or all of which may be greater than the rights of the ordinary shares. As of December 31, 2007, our board of directors had not issued any such preference shares.

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

On May 16, 2008, pursuant to articles 5 and 6 of the articles of association, the board of directors resolved that:

●	80 of the 5 pence Preference Shares be consolidated and divided into 8 Preference Shares with a nominal value of 50 pence each; and

●
the Preference Shares with a nominal value of 50 pence each to be issued and allotted to subscribers shall be known as "Series A Preference Shares" and shall be issued with the rights, and subject to the restrictions and limitations, set out in forms 128(1) and 128(4) filed with Companies House in the U.K. in May 2008.

The Series A Preference Shares

Eight Series A Preference Shares have been designated for issuance and were issued to certain investors in the first tranche of a two-tranche private placement in May of 2008.

Pursuant to the rights of the Series A Preference Shares, the consent of the holders of at least two-thirds of the Series A Preference Shares is required to increase the number of members on our Board to more than eight (8) or, after the time the additional director described below is required to be added to the Board, to more than nine (9).  Holders of the Series A Preference Shares are entitled to elect four (4) members to our Board (the “Series A Directors”).  In voting for the Series A Directors other than at a general meeting of shareholders, the voting power of the Series A Preference Shares will be determined pro rata among the holders thereof based on each such holder’s ownership of Ordinary Shares as a percentage of all Ordinary Shares owned by the Series A Holders.  In voting for the Series A Directors at a general meeting, each holder of Series A Preference Shares will be entitled to a number of votes equal to (x) five (5) times the number of Ordinary Shares then outstanding times (y) such holder’s percentage ownership of all the Ordinary Shares owned by the Series A Holders.  Except as described herein, the Series A Preference Shares do not entitle holders thereof to vote at general meetings of shareholders.

If an additional director who is mutually acceptable to the directors who are not Series A Directors, on the one hand, and the majority of the Series A Directors, on the other hand, is not appointed to the Board by August 22, 2008 or such a mutually acceptable director ceases to serve on the Board and is not replaced within 60 days, then the holders of the Series A Preference Shares will be entitled to elect a fifth Series A Director to serve until replaced by such a mutually acceptable director.

The majority of the Series A Directors also have the right to approve the composition of any committee of the Board, so long as such committee has an equal number Series A Directors and directors who are not Series A Directors.  Consent of the majority of the Series A Directors will be required in order to change the quorum necessary for transaction of business by the Board to any number other than six (6), comprising three (3) Series A Directors and three (3) directors who are not Series A Directors.

Each holder of Series A Preference Shares has a right of first refusal to purchase its pro rata share of any offering by us of Ordinary Shares or other capital stock, or securities convertible or exchangeable therefor, on the same terms as the other investors participating in such offering, subject to certain exceptions (which include issuances pursuant to approved option plans or, in certain cases, our existing equity line of credit).

The Series A Preference Shares will be automatically converted into Ordinary Shares at a rate of one Ordinary Share per Series A Preference Share if the holders of the Series A Preference Shares (including affiliates) cease to hold 33% of the Ordinary Shares purchased by them in the first and second tranches of the private placement or if the second tranche thereof is not funded and, if the second tranche is funded, as to any holder thereof that does not fund its pro rata share of such second tranche.

The consent of the holders of at least two-thirds of the Series A Preference Shares is required to issue any additional Series A Preference Shares, amend or alter the rights of the Series A Preference Shares, amend or alter certain of our Articles of Association if the effect thereof would be adverse or inconsistent with the specific rights of the Series A Preference Shares or authorize any additional equity securities which would have the effect of amending, altering or granting rights identical or superior to the specific rights of the Series A Preference Shares.

The Series A Preference Shares are not redeemable and rank pari passu with our Ordinary Shares with respect to dividends and rights on a liquidation, winding-up or dissolution.

Pre-emptive Rights

English law provides that shareholders have pre-emptive rights to subscribe to any issuances of equity securities that are or will be paid wholly in cash. These rights may be waived by a special resolution of the shareholders, either generally or in specific instances, for a period not exceeding five years. This differs from U.S. law, under which shareholders generally do not have pre-emptive rights unless specifically granted in the certificate of incorporation or otherwise. Pursuant to resolutions passed at our annual general meeting on July 19, 2007, our directors are duly authorized during the period ending on July 19, 2012 to exercise all of our powers to allot our securities and to make any offer or agreement which would or might require such securities to be allotted after that date. The aggregate nominal amount of the relevant securities that may be allotted under the authority cannot exceed £85,147,430 ((equivalent to 126,209,277 Ordinary Shares and 440,855,854 preference shares) post share consolidation effective January 18, 2008 whereby ten Ordinary Shares of 5p each became one Ordinary Share of 50p each). Under these resolutions, subject to the rights of the Series A Holders set out above, we are empowered to allot equity securities as if English statutory pre-emption rights did not apply to such issuance and, therefore, without first offering equity securities to our existing shareholders.

Redemption Provisions

Subject to the Companies Acts and with the sanction of a special resolution, shares in us may be issued with terms that provide for mandatory or optional redemption. The terms and manner of redemption would be provided for by the alteration of our articles of association.

Subject to the Companies Acts, we may also purchase in any manner the board of directors considers appropriate any of our own Ordinary Shares, Preference Shares or any other shares of any class (including redeemable shares) at any price.

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

Meetings of Shareholders

The board of directors may call general meetings and general meetings may also be called on the requisition of our shareholders representing at least one tenth of the voting rights in general meeting pursuant to section 303 of the Companies Act 2006. Annual general meetings are convened upon advance notice of 21 days. Extraordinary general meetings are convened upon advance notice of 21 days or 14 days depending on the nature of the business to be transacted. Notice to shareholders shall be supplied in electronic form by means of our website to those shareholders who have not opted-out of the electronic communications regime that we implemented by special resolution at our 2007 Annual General Meeting; those shareholders who did opt-out of this regime will receive such notices in hard copy in the usual manner.

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

Change of Control

Save as expressly permitted by the Companies Acts, we shall not give financial assistance, whether directly or indirectly, for the purposes of the acquisition of any of our shares or for reducing or discharging any liability incurred for the purpose of such acquisition.

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

In addition, Section 793 of the Companies Act of 2006 gives us the authority to require certain disclosure regarding an equity interest if we know, or have reasonable cause to believe, that the shareholder is interested or has within the previous three years been interested in our share capital. Failure to supply the information required may lead to disenfranchisement under our articles of association of the relevant shares and a prohibition on their transfer and on dividend or other payments. Under the deposit agreement with Citibank pursuant to which the ADRs have been issued, a failure to provide certain information pursuant to a similar request may result in the forfeiture by the holder of the ADRs of rights to direct the voting of the Ordinary Shares underlying the ADSs and to exercise certain other rights with respect to the Ordinary Shares. The foregoing provisions differ from U.S. law, which typically does not impose disclosure requirements on shareholders.

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

C.  Material Contracts

We are party to the following material contracts outside of the ordinary course of business. Copies of these agreements are filed or incorporated by reference as exhibits to this annual report.

•
Clinical Supply Agreement between Laxdale Limited (“Laxdale”) and Nisshin Flour Milling Co., Limited (“Nisshin”) dated October 27, 1999 relating to the supply of ethyl-eicosapentaenoate (ethyl-EPA) by Nisshin to Laxdale whereby Nisshin is obliged to supply all Laxdale’s requirements of ethyl-EPA to Laxdale for clinical supply to be used in clinical trials.

•
Asset Purchase Agreement dated February 11, 2004 between Valeant Pharmaceuticals International, (“Valeant”) and Amarin Corporation plc and Amendment No.1 thereto dated February 25, 2004, which together provide for the sale to Valeant of Amarin Pharmaceuticals, Inc. (a former subsidiary), and our rights to Permax, Zelapar and the primary care portfolio at a purchase price of $38 million paid at closing and $8 million in contingent milestone payments.

•
Settlement Agreement dated February 25, 2004 between Amarin Corporation plc, Elan Corporation plc (“Elan”) and certain affiliates thereof, providing for the restructuring of all of Amarin Corporation plc’s outstanding obligations to Elan. In connection with the Settlement Agreement, Amarin Corporation plc issued loan notes in the aggregate principal amount of $5 million, bearing interest at 8% per annum with a maturity date of February 25, 2009. Also in connection with the Settlement Agreement, Amarin Corporation plc issued a warrant exercisable for 500,000 Ordinary Shares.

•
Settlement Agreement dated September 27, 2004 between Amarin Corporation plc, Amarin Pharmaceuticals Company Limited (a former subsidiary) and Valeant in respect of the full and final settlement of a contractual dispute as between Valeant and Amarin Corporation plc arising out of the purchase by Valeant of Amarin Pharmaceuticals Inc. Pursuant to this Settlement Agreement, we agreed to forgo part of the contingent milestones payable by Valeant to Amarin Corporation plc due under the Asset Purchase Agreement for the Amarin Pharmaceuticals Inc. transaction, namely the entire $5.0 million contingent milestone payable upon FDA approval of Zelapar and $1.0 million of the $3.0 million contingent milestone previously due when the remaining safety studies were successfully completed. Also, Valeant has agreed that Amarin Corporation plc is no longer required to purchase $414,000 of further inventory from wholesalers and that the remaining $2.0 million contingent milestone previously due when the remaining Zelapar safety studies were successfully completed would be paid on November 30, 2004 without any such contingency.

•
Form of Subscription Agreement dated October 7, 2004 between Amarin Corporation plc and the Purchasers named therein. Amarin Corporation plc entered into 14 separate Subscription Agreements on October 7, 2004 all substantially similar in form and content to this form of Subscription Agreement pursuant to which we issued an aggregate of 13,474,945 Ordinary Shares to such Purchasers including management. The purchase price was $0.947 per share for Purchasers other than management based on the average closing price of our American Depository Shares (“ADSs”) on the Nasdaq SmallCap Market for the ten trading days ended October 6, 2004 and the purchase price was $1.04 per share for management investors based on the average closing price of our ADSs on the Nasdaq SmallCap Market for the five trading days ended October 6, 2004.

•
Form of Registration Rights Agreement dated October 7, 2004 between Amarin Corporation plc and the Purchasers named therein. Amarin Corporation plc entered into 14 separate Registration Rights Agreements on October 7, 2004 all substantially similar in form and content to this form of Registration Rights Agreement. Pursuant to such Registration Rights Agreements, Amarin Corporation plc agreed to use commercially reasonable efforts to file a registration statement with respect to the securities purchased pursuant to the Subscription Agreements dated October 7, 2004 and to use commercially reasonable efforts to cause the registration statement to be declared effective and to remain effective for a period ending with the first to occur of (i) the sale of all securities covered by the registration statement and (ii) March 30, 2006.

•
Share Purchase Agreement dated October 8, 2004 between Amarin Corporation plc, Vida Capital Partners Limited and the Vendors named therein relating to the entire issued share capital of Laxdale. The purchase price for the acquisition of Laxdale comprised an initial consideration of 3,500,000 ADSs representing 3,500,000 Ordinary Shares and certain success based milestone payments payable on a pro rata basis to the shareholders of Laxdale.

•
Clinical Trial Agreement dated March 18, 2005 between Amarin Neuroscience Limited and the University of Rochester. Pursuant to this agreement the University is obliged to carry out or to facilitate the carrying out of a clinical trial research study set forth in a research protocol on AMR101 in patients with Huntington’s disease.

•
Form of Securities Purchase Agreement dated May, 2005 between Amarin Corporation plc and the Purchasers named therein. Amarin Corporation plc entered into 34 separate Securities Purchase Agreements in May, 2005 all substantially similar in form and content to this Securities Purchase Agreement pursuant to which we issued an aggregate of 13,677,110 ordinary shares to such Purchasers, including management. The purchase price was $1.30 per ordinary share.

•
Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited. Pursuant to this agreement, Amarin Neuroscience Limited appointed Icon Clinical Research Limited as its clinical research organization for the European arm of the Phase III clinical trials relating to the use of AMR101 in Huntington’s disease.

•	Employment Agreement dated May 12, 2004 and amended September 1, 2005 with Alan Cooke.

•	Clinical Supply Extension Agreement dated December 13, 2005 between Amarin Pharmaceuticals Ireland Limited and Amarin Neuroscience Limited and Nisshin Flour Milling Co.

•
Form of Securities Purchase Agreement dated December 16, 2005 between Amarin Corporation plc and the Purchasers named therein. Amarin Corporation plc entered into 44 separate Securities Purchase Agreements on December 16, 2005 all substantially similar in form and content to this Securities Purchase Agreement pursuant to which we issued an aggregate of 26,100,098 ordinary shares to such Purchasers, including management. The purchase price was $1.01 per ordinary share.

•
Form of Securities Purchase Agreement dated January 23, 2006 between Amarin Corporation plc and the Purchasers named therein. The Company entered into 2 separate Securities Purchase Agreements on January 23, 2006 both substantially similar in form and content to this Securities Purchase Agreement pursuant to which we issued an aggregate of 840,000 ordinary shares to such Purchasers. The purchase price was $2.50 per ordinary share.

•
Assignment Agreement dated May 17, 2006 between Amarin Pharmaceuticals Ireland Limited and Dr Anthony Clarke. Pursuant to this agreement, Amarin Pharmaceuticals Ireland Limited acquired the global rights to a novel oral formulation of Apomorphine for the treatment of “off” episodes in patients with advanced Parkinson’s disease.

•
Amendment (Change Order Number 2), dated June 8, 2006 to Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited.  Pursuant to this agreement, Icon Clinical Research Limited revised the European Project Spceifications and related costs.

•
Lease Agreement dated July 4, 2006 between Amarin Neuroscience Limited and Magdalen Development Company Limited and Prudential Development Management Limited. Pursuant to this agreement, Amarin Neuroscience Limited took a lease of a premises at the South West Wing First Floor Office Suite, The Magdalen Centre North, The Oxford Science Park, Oxford, England.

•
Form of Securities Purchase Agreement dated October 18, 2006 between Amarin Corporation plc and the Purchasers named therein. The Company entered into 32 separate Securities Purchase Agreements on October 18, 2006 all substantially similar in form and content to this Securities Purchase Agreement pursuant to which we issued an aggregate of 8,965,600 ordinary shares to such Purchasers. The purchase price was $2.09 per ordinary share.

•
Master Services Agreement dated November 15, 2006 between Amarin Pharmaceuticals Ireland Limited and Icon Clinical Research (U.K.) Limited. Pursuant to this agreement, Icon Clinical Research (U.K.) Limited agreed to provide due diligence services to Amarin Pharmaceuticals Ireland Limited with respect to potential licensing opportunities on an ongoing basis.

•	Amendment dated December 8, 2006 to Clinical Trial Agreement dated March 18, 2005 between Amarin Neuroscience Limited and the University of Rochester.

•
Agreement dated January 18, 2007 between Neurostat Pharmaceuticals Inc. (“Neurostat”), Amarin Pharmaceuticals Ireland Limited, Amarin Corporation plc and Mr. Tim Lynch whereby the Company agreed to pay Neurostat a finder’s fee relating to a potential licensing transaction and similar payments comprising upfront and contingent milestones totaling $565,000 and warrants to purchase 175,000 ordinary shares with an exercise price of $1.79 per ordinary share.

•
Lease Agreement dated January 22, 2007 between Amarin Corporation plc, Amarin Pharmaceuticals Ireland Limited and Mr. David Colgan, Mr. Philip Monaghan, Mr. Finian McDonnell and Mr. Patrick Ryan. Pursuant to this agreement, Amarin Pharmaceuticals Ireland Limited took a lease of a premises at The First Floor, Block 3, The Oval, Shelbourne Road, Dublin 4.

•
Amendment (Change Order Number 4), dated February 15, 2007 to Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited. Pursuant to this agreement, Icon Clinical Research Limited agreed to conduct for Amarin Neuroscience Limited a one year E.U. open label follow-up study to the existing Phase III study in Huntington’s Disease.

•	Employment Agreement Amendment dated February 21, 2007 with Alan Cooke.

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

•
Development and License Agreement dated March 6, 2007 between Amarin Pharmaceuticals Ireland Limited and Elan Pharma International Limited.  Pursuant to this agreement, Amarin Pharmaceuticals Ireland Limited acquired global rights to a novel nasal lorazepam formulation for the treatment of emergency seizures in epilepsy patients.

•
Consultancy Agreement dated March 9, 2007 between Amarin Corporation plc and Dalriada Limited. Under the Consultancy Agreement, Amarin Corporation plc will pay Dalriada Limited a fee of £240,000 per annum for the provision of the consultancy services. Dalriada Limited is owned by a family trust, the beneficiaries of which include our Chairman and Chief Executive Officer, Mr. Thomas Lynch, and members of his family.

•
Form of Securities Purchase Agreement dated June 1, 2007 between Amarin Corporation plc and the Purchasers named therein. Amarin Corporation plc entered into 11 separate Securities Purchase Agreements on June 1, 2007 all substantially similar in form and content to this Securities Purchase Agreement pursuant to which we issued an aggregate of 6,156,406 ordinary shares to such Purchasers, including management. The purchase price was $0.60 per ordinary share.

•
Equity Credit Agreement dated June 1, 2007 between Amarin Corporation plc and Brittany Capital Management.  Pursuant to this agreement, Amarin has an option to draw up to $15,000,000 of funding at any time over a three year period solely at Amarin Corporation plc’s discretion.

•
Form of Equity Securities Purchase Agreement dated December 4, 2007 between Amarin Corporation plc and the Purchasers named therein. Amarin Corporation plc entered into 19 separate Equity Securities Purchase Agreements on December 4, 2007 all substantially similar in form and content to this Equity Securities Purchase Agreement pursuant to which we issued an aggregate of 16,290,900 ordinary shares to such Purchasers, including management. The purchase price was $0.33 per ordinary share.

•
Form of Debt Securities Purchase Agreement dated December 4, 2007 between Amarin Corporation plc and the Purchasers named therein. Amarin Corporation plc entered into 2 separate Debt Securities Purchase Agreements on December 4, 2007 both substantially similar in form and content to this Debt Securities Purchase Agreement pursuant to which we issued an aggregate of $2,750,000 of 3 year convertible loan notes to such Purchasers including management. The conversion price to convert the loan notes into ordinary shares of Amarin Corporation plc is $0.48 per ordinary share.

•
Stock Purchase Agreement dated December 5, 2007 between Amarin Corporation plc, the selling shareholders of Ester Neurosciences Limited (“Ester”), Ester, and Medica II Management L.P. pursuant to which Amarin Corporation plc acquired the entire issued share capital of Ester.  Pursuant to this agreement, Amarin Corporation plc paid initial consideration of $15,000,000, of which $5,000,000 was paid in cash and $10,000,000 was paid through the issuance of shares of Amarin Corporation plc.  Additional contingent payments, valued at an aggregate of $17,000,000 are payable in the event that certain development-based milestones are successfully completed.

•
Letter Agreement dated December 6, 2007 between Amarin Corporation plc and the Seller’s Representatives of the selling shareholders of Ester pursuant to which the definition of “Closing Date Average Buyer Stock Price” in the Stock Purchase Agreement dated December 5, 2007 described above was amended.

•
Senior Indenture dated December 6, 2007 between Amarin Corporation plc and Wilmington Trust Company.  Under this Indenture, Amarin Corporation plc may issue one or more series of senior debt securities from time to time.

•
First Supplemental Senior Indenture dated December 6, 2007 between Amarin Corporation plc and Wilmington Trust Company.  Under this Supplemental Indenture, together with the senior debt indenture dated December 6, 2007 described above, Amarin Corporation plc issued its 8% Convertible Debentures due 2010.

•	Compromise Agreement dated December 19, 2007 between Amarin Corporation plc and Richard Stewart.

•
Collaboration Agreement dated January 8, 2008 between Amarin Pharmaceuticals Ireland Limited and ProSeed Capital Holdings (“ProSeed”). Pursuant to this agreement, 975,000 ordinary shares in Amarin Corporation plc were issued in the form of ADSs to ProSeed in respect of fees due for investment banking advice provided to Amarin Corporation plc and Amarin Pharmaceuticals Ireland Limited on the acquisition of Ester.

•
Amendment No. 1 to Stock Purchase Agreement dated April 7, 2008 between Amarin Corporation plc and Medica II Management L.P. pursuant to which the definition of “Milestone II Time Limit Date” in the Stock Purchase Agreement dated December 5, 2007 described above was amended.

•	Employment Agreement dated April 28, 2008 with Dr Declan Doogan.

•
Form of Equity Securities Purchase Agreement dated May 13, 2008 between Amarin Corporation plc and the Purchasers named therein. Amarin Corporation plc entered into 9 separate Equity Securities Purchase Agreements on May 13, 2008 all substantially similar in form and content to this Securities Purchase Agreement pursuant to which we issued an aggregate of 12,173,914 Ordinary Shares and 8 Preference Shares to such Purchasers. The purchase price was $2.30 per Ordinary Share.

D.  Exchange Controls

There are currently no English exchange controls that may affect the export or import of capital, including the availability of cash and cash equivalents for use by the Group, or that affect the remittance of dividends, interest or other payments to non-U.K. resident holders of Ordinary Shares or ADSs.

E.  Taxation

U.K. Tax Matters – Holders of Ordinary Shares or ADSs

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

You should consult your own tax advisers as to the particular tax consequences to you under U.K., U.S. federal, state and local and other foreign laws, of the acquisition, ownership and disposition of ADSs or Ordinary Shares.

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

A holder of Ordinary Shares or ADSs who is an individual and who has on or after March 17, 1998 ceased to be resident or ordinarily resident for tax purposes in the U.K., but who again becomes resident or ordinarily resident in the U.K. within a period of less than five years and who disposes of Ordinary Shares or ADSs during that period may also be subject to U.K. tax on capital gains, notwithstanding that he is not resident or ordinarily resident in the U.K. at the time of the disposal.

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

U.K. Tax Matters – Holders of Debentures

The comments below are of a general nature based on current UK law and practice. They do not necessarily apply where the income is deemed for tax purposes to be the income of any other person. They relate only to the position of persons who are the absolute beneficial owners of their Debentures or Ordinary Shares, and hold those Debentures or Ordinary Securities as an investment. The comments below may not apply to certain classes of persons such as dealers. Any holders of Debentures or Ordinary Shares who are in doubt as to their personal tax position should consult their professional advisers.

Payments of Interest.

It is considered that payments of interest on the Debentures will constitute “UK source income” and accordingly may be subject to deduction of UK income tax at source.

As a general matter, debt securities will be exempt from withholding or deduction for on account of UK tax under the provisions of UK tax law if the debt securities are listed on a “recognized stock exchange” within the meaning of section 1005 of the Income Tax Act 2007.

In other cases, and in particular if debt securities, such as the Debentures, are not listed on a “recognized stock exchange”, interest will be paid after deduction of UK income tax at the rate, currently, of 20%. Holders of such debt securities who are not resident for tax purposes in the United Kingdom may be entitled to exemption from (or reduction of) withholding tax if there is an appropriate article in an applicable double tax treaty which provides for an application to be made to HM Revenue & Customs ("HMRC) to make a direction that interest may be paid without deduction of tax. Holders may also be entitled to recover all or part of the tax that has been deducted from interest payments already made.

Holders of Debentures who are within the charge to UK tax will be subject to UK income tax or corporation tax (as applicable) on interest arising in respect of the Debentures.

E.U. Savings Directive.

Under EC Council Directive 2003/48/EC on the taxation of savings income, each Member State is required to provide to the tax authorities of other Member States details of payments of interest or other similar income paid by a person within its jurisdiction to an individual or certain other residual entities resident in that other Member State; for a transitional period, Austria, Belgium and Luxembourg may instead apply a withholding tax system in relation to such payments, deducting tax at rates rising over time to 35% unless during such period they elect otherwise.

Provision of Information.

Holders of Debentures who are individuals should note that where any interest on Debentures is paid to them (or to any person acting on their behalf) by any person in the UK acting on behalf of the Issuer (a "paying agent"), or is received by any person in the UK acting on behalf of the relevant holder (a "collecting agent"), then the paying agent or the collecting agent (as the case may be) may, in certain cases, be required to supply to HMRC details of the payment and certain details relating to the holder (including the holder's name and address). These provisions will apply whether or not the interest has been paid subject to deduction of income tax at source and whether or not the holder is resident in the UK for UK tax purposes. Where the holder is not so resident, the details provided to HMRC may be passed to the tax authorities of the jurisdiction in which the holder is resident for tax purposes.

Conversion, Redemption and Disposal of Debentures.

Holders of Debentures who are not resident or ordinarily resident for tax purposes in the UK, and who do not carry on a trade, profession or vocation in the UK through a branch or agency (in the case of an individual holder) or a permanent establishment (in the case of a corporate holder) to which the Debentures are attributable, will not be liable to UK taxation in relation to any profits or gains realised on the sale or other disposal or redemption of the Debentures.

The UK tax treatment for holders of Debentures who are within the charge to UK corporation tax will depend on, amongst other things, the accounting treatment of the Debentures in the holder's hands, including whether or not the Debentures are regarded as containing an "embedded derivative" as an accounting matter. The accounting treatment will also affect the tax treatment of a disposal of the Debentures (including a disposal occurring on conversion or redemption). UK-resident corporate holders of Debentures should consult their tax advisers on the tax liabilities that may arise as a result of concerting, redeeming or disposing of Debentures.

Other UK Taxpayers.

A transfer of Debentures by a UK income tax payer may give rise to a charge to UK income tax under the "accrued income scheme" as representing interest accrued on the Debentures at the time of transfer.

If debt securities are treated as "deeply discounted securities" for the purposes of Chapter 8 of Part 4 of the Income Tax (Trading and Other Income) Act 2005, then holders of Debentures who are not within the charge to UK corporation tax and who are resident or ordinarily resident for tax purposes in the UK, or who carry on a trade through a branch or agency to which the Debentures are attributable, may be subject to UK tax on income on a disposal or redemption of the Debentures.

If the Debentures are treated as "deeply discounted securities", then the Debentures will be deemed to be "qualifying corporate bonds" pursuant to section 117(2AA) of the Taxation of Chargeable Gains Act 1992. Consequently, on conversion of the Debentures, such holders of the Debentures will be treated as disposing of the Debentures. The base cost for tax purposes of the Ordinary Shares received on conversion of such Debentures will be the market value of the Debentures as determined immediately before conversion.

Dividends on Ordinary Shares.

Amarin will not be required to withhold any amount for or on account of UK tax at source when paying a dividend in respect of the Ordinary Shares.

An individual holder of Ordinary Shares who is resident in the UK for tax purposes and who receives a dividend from Amarin will be entitled to a tax credit which such shareholder may set off against his or her total income tax liability on the dividend. The tax credit will equate to one-ninth of the dividend received.

Holders of Ordinary Shares within the charge to UK corporation tax will generally not be subject to corporation tax on dividends paid by Amarin.

Holders of Ordinary Shares who are not resident in the UK for tax purposes should consult their tax advisers concerning their tax liabilities on dividends received from Amarin.

Disposals of Ordinary Shares.

A disposal of Ordinary Shares will constitute a disposal for the purposes of UK taxation on chargeable gains, and accordingly may give rise to a liability to taxation for holders who are resident or ordinarily resident in the UK for tax purposes or who carry on a trade, profession or vocation in the UK through a branch or agency (in the case of individual holders) or through a permanent establishment (in the case of holders within the charge to UK corporation tax) to which their Ordinary Shares are attributable.

Stamp Duty and Stamp Duty Reserve Tax.

No UK stamp duty or stamp duty reserve tax should be payable on the issue of the Debentures.

Stamp duty reserve tax, at the rate of 0.5% of the amount or value of the consideration, will be payable on an agreement to transfer Debentures.

No UK stamp duty or stamp duty reserve tax should be payable by holders of Debentures on the issue of Ordinary Shares upon conversion of the Debentures, other than an issue to issuers of depositary receipts or providers of clearance services as indicated below.

The conveyance or transfer on sale of Ordinary Shares will be subject to ad valorem stamp duty, generally at the rate of 0.5% of the amount or value of the consideration for the transfer rounded-up to the nearest £5. The purchaser normally pays the stamp duty.

Issues (including on conversion of the Debentures) or transfers of Ordinary Shares (1) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts within section 67 or section 93 of the Finance Act 1986 or (2) to, or to a nominee or agent for, a person providing a clearance service within section 70 or section 96 of the Finance Act 1986, will generally be subject to stamp duty or stamp duty reserve tax at 1.5% of the amount or value of the consideration unless, in the case of an issue or transfer to a clearance service, the clearance service in question has made an election under section 97A of the Finance Act 1986 which applies to the Ordinary Shares. Under section 97A, a clearance service may, provided it meets certain conditions, elect for the 0.5% rate of stamp duty or stamp duty reserve tax to apply to transfers of securities within such service instead of the 1.5% rate applying to an issue or transfer of such securities into such service.

Certain U.S. Federal Income Tax Considerations

Subject to the limitations described below, the following generally summarizes certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the acquisition, ownership and disposition of Debentures, Warrants and Ordinary Shares.  This discussion assumes that the Debentures, Warrants, or Ordinary Shares are held as capital assets (as defined in Section 1221 of the Code) by the U.S. Holders. The discussion is limited to the U.S. federal income tax consequences to holders acquiring Debentures at original issue for cash at the initial offering price. U.S. Holders of ADSs will be treated for U.S. federal income tax purposes as owners of the Ordinary Shares underlying the ADSs.  Accordingly, except as noted, the U.S. federal income tax consequences discussed below regarding Ordinary Shares apply equally to ADSs.  This discussion is limited to U.S. Holders who are beneficial owners of the Debentures, Warrants or Ordinary Shares, and who hold their Debentures,Warrants or Ordinary Shares as capital assets, within the meaning of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the “Code.”  For purposes of this summary, a “U.S. Holder” is a beneficial owner of Debentures, Warrants or Ordinary Shares that does not maintain a “permanent establishment” or “fixed base” in the U.K., as such terms are defined in the double taxation convention between the U.S. and U.K. and that is, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the U.S.;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S. or of any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust (i) if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) if it made a valid election to be treated as a U.S. person.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Debentures, Warrants or Ordinary Shares, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.  Partnerships and partners in such partnerships should consult their tax advisors about the U.S. federal income tax consequences of owning and disposing of Debentures, Warrants or Ordinary Shares.

This summary is for general information purposes only.  It does not purport to be a comprehensive description of all the U.S. federal income tax considerations that may be relevant to each U.S. Holder’s decision in regard to the Debentures, Warrants and Ordinary Shares.  This discussion also does not address any aspect of U.S. federal gift or estate tax, or any state, local or non-U.S. tax laws.  Prospective owners of Debentures, Warrants or Ordinary Shares who are U.S. Holders are advised to consult their own tax advisors with respect to the U.S. federal, state and local tax consequences, as well as the non-U.S. tax consequences, of the acquisition, ownership and disposition of Debentures, Warrants and Ordinary Shares applicable to their particular tax situations.

This discussion is based on current provisions of the Code, current and proposed U.S. Treasury regulations promulgated thereunder, the double taxation convention between the U.S. and U.K. entered into force on March 31, 2003, and administrative and judicial decisions, each as of the date hereof, all of which are subject to change or differing interpretation, possibly on a retroactive basis.  The new convention replaces the double taxation convention between the U.S. and the U.K. entered into force on April 24, 1980.  The new convention is effective, in respect of taxes withheld at source, for amounts paid or credited on or after May 1, 2003.  Other provisions of the new convention will take effect on certain other dates.  A U.S. Holder would, however, be entitled to elect to have the old convention apply in its entirety for a period of twelve months after the effective dates of the new convention.  The following discussion assumes that U.S. Holders are residents of the U.S. for purposes of both the old convention and the new convention, and are entitled to the benefits of those conventions.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder based on such holder’s individual circumstances.  In particular, this discussion does not address the potential application of the alternative minimum tax nor does it address the tax treatment of shareholders, partners or beneficiaries of a holder of Debentures, Warrants or Ordinary Shares.  In addition, this discussion does not address the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including broker-dealers, including dealers in securities or currencies; insurance companies; taxpayers that have elected mark-to-market accounting; tax-exempt organizations; financial institutions or “financial services entities”; taxpayers who hold Debentures, Warrants or Ordinary Shares as part of a straddle, hedge or conversion transaction; U.S. Holders owning directly, indirectly or by attribution at least 10% of our voting power; U.S. Holders whose functional currency is not the U.S. Dollar; certain expatriates or former long-term residents of the U.S.; and taxpayers who acquired their Debentures, Warrants or Ordinary Shares as compensation. There can be no assurances that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of purchasing, owning or disposing of the Debentures, Warrants, or Ordinary Shares.

You should consult your own tax advisors about the particular tax consequences to you under U.K., U.S. federal, state and local and other foreign laws, of the acquisition, ownership and disposition of Debentures, Warrants, ADSs or Ordinary Shares.

Units

Allocation of Purchase Price

A U.S. Holder’s acquisition of a Unit will be treated as the acquisition of a Unit consisting of a Debenture and a Warrant.  The purchase price of each Unit will be allocated between the Debentures and Warrants based upon their relative fair market values on the Issue Date. This allocation will establish the U.S. Holder’s initial tax basis in its Debenture and Warrant and the issue price of the Debentures.  We expect to treat the fair market value of each Debenture as $752 and the fair market value of each Warrant as $248.  This allocation will be binding on each U.S. Holder (but not on the IRS) unless it discloses otherwise in a timely filed U.S. federal income tax return of the U.S. Holder for the taxable year in which it acquires the Units.  The remainder of this discussion assumes that this allocation will be respected for U.S. federal income tax purposes.

Sale or Exchange of Units

Subject to the PFIC rules discussed below, the sale of a Unit will result in the recognition of capital gain or loss to a U.S. Holder in a manner similar to that described below under “Ordinary Shares—Sale or Exchange of Ordinary Shares.”

Debentures

Payment of Interest

Payment of stated interest on a Debenture will be taxable as ordinary interest income at the time it is received or accrued, depending upon the method of accounting applicable to the U.S. Holder of the Debenture.

Original Issue Discount

Because a portion of the issue price of each Unit will be allocable to the Warrants, the Debentures will be issued with OID in an amount equal to the excess of the “stated redemption price at maturity” of the Debentures over their “issue price.”  For purposes of the foregoing, the general rule is that the stated redemption price at maturity of a debt instrument is the sum of all payments provided by the debt instrument other than payments of “qualified stated interest” (generally interest that is unconditionally payable no less frequently than annually at a single fixed rate).  A U.S. Holder generally must include OID in gross income as it accrues over the term of the Debentures using the “constant yield method” without regard to its regular method of accounting for U.S. federal income tax purposes, and in advance of the receipt of cash payments attributable to that income.

The amount of OID includible in income for a taxable year by a U.S. Holder will generally equal the sum of the “daily portions” of the total OID on the Debenture for each day during the taxable year (or portion thereof) on which such holder held the Debenture.  Generally, the daily portion of the OID is determined by allocating to each day during an accrual period (generally each semi-annual period during the term of the Debentures) a ratable portion of the OID on such Debenture which is allocable to the accrual period in which such day is included.  The amount of OID allocable to each accrual period will generally be an amount equal to the product of the “adjusted issue price” of a Debenture at the beginning of such accrual period and its “yield to maturity.”  The “adjusted issue price” of a Debenture at the beginning of any accrual period will equal the issue price increased by the total OID accrued for each prior accrual period, less any payments made on such Debenture (other than any payments of qualified stated interest) on or before the first day of the accrual period.  The “yield to maturity” of a Debenture will be computed on the basis of a constant annual interest rate compounded at the end of each accrual period.

Interest income (including OID) on a Debenture generally will be foreign source “passive category income” or, in the case of certain U.S. Holders, “general category income” for purposes of computing the foreign tax credit allowable to U.S. Holders under U.S. federal income tax laws.

Conversion of the Debentures

A U.S. Holder will generally not recognize income, gain or loss upon conversion of a Debenture into Ordinary Shares except with respect to cash received in lieu of a fractional Ordinary Share.  A U.S. Holder's tax basis in the Ordinary Shares received upon conversion will be the same as the U.S. Holder's tax basis in the Debenture at the time of conversion reduced by any basis allocable to a fractional Ordinary Share, and the holding period for the Ordinary Shares received upon conversion will include the holding period of the Debenture converted.

Cash received in lieu of a fractional Ordinary Share upon conversion will be treated as a payment in exchange for the fractional Ordinary Share.  Accordingly, the receipt of cash in lieu of a fractional Ordinary Share generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the U.S. Holder’s adjusted tax basis in the fractional share).

Constructive Distributions

The terms of the Debentures allow for changes in the conversion rate of the Debentures under certain circumstances.  A change in conversion rate that allows U.S. Holders to receive more Ordinary Shares on conversion may increase the U.S. Holders’ proportionate interests in our earnings and profits or assets. In that case, the U.S. Holders may be treated as though they received a taxable distribution in the form of our Ordinary Shares.  A taxable constructive stock distribution would result, for example, if the conversion rate is adjusted to compensate U.S. Holders for distributions of cash or property to our stockholders.  Not all changes in the conversion rate that result in U.S. Holders’ receiving more Ordinary Shares on conversion, however, increase the U.S. Holders’ proportionate interests in us.  For instance, a change in conversion rate could simply prevent the dilution of the U.S. Holders’ interests upon a stock split or other change in capital structure. Changes of this type, if made pursuant to a bona fide reasonable adjustment formula, are not treated as constructive stock distributions.  Conversely, if an event occurs that dilutes the U.S. Holders’ interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of other stockholders may be treated as a taxable stock distribution to the stockholders.

Any such constructive distributions would be treated as a taxable dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits (with the U.S. Holder’s tax basis in its Debenture or Ordinary Shares (as the case may be) being increased by the amount of such dividend).  The passive foreign investment company rules discussed below may apply to such constructive distribution.  U.S. Holders should consult their own tax advisors regarding whether any taxable constructive stock dividend would be eligible for the reduced rate of tax generally applicable to certain dividends paid to non-corporate U.S. Holders.

Sale or Exchange of the Debentures

Subject to the passive foreign investment company rules discussed below, upon a taxable sale or exchange (including a redemption or retirement) of a Debenture, a U.S. Holder will recognize gain or loss equal to the difference between the sum of all cash plus the fair market value of all property received on such sale or exchange (less any portion allocable to accrued but unpaid interest, which will be treated as a payment of interest for U.S. federal income tax purposes) and the U.S. Holder’s adjusted tax basis in the Debenture.  A U.S. Holder’s adjusted tax basis in a Debenture generally will be the U.S. Holder’s cost therefor, increased by the amount of OID previously included in income by the holder up through the date of the sale or exchange and decreased by the amount of any payments on the Debenture other than any payments of qualified stated interest.

Gain or loss recognized by a U.S. Holder on the sale or exchange of a Debenture will be capital gain or loss, and will be long-term capital gain or loss if the Debenture has been held by the U.S. Holder for more than one year at the time of the disposition.  In the case of a non-corporate U.S. Holder, long-term capital gain is currently subject to a maximum U.S. federal tax rate of 15%.  The deductibility of capital losses by U.S. Holders is subject to certain limitations.

Warrants

Exercise of Warrants

The exercise of a Warrant will not be a taxable event for a U.S. Holder.  Subject to the passive foreign investment company rules discussed below, a U.S. Holder will generally have a holding period in the Ordinary Shares acquired upon exercise of a Warrant that begins on the day after the date of exercise of the Warrant.  The cost basis of the Ordinary Shares acquired upon such exercise will equal the sum of the U.S. Holder’s cost basis in the Warrant and the Exercise Price paid upon the exercise of the Warrant.  As further described below, gain or loss will be recognized upon the subsequent sale or exchange of the Ordinary Shares acquired by the exercise of the Warrant, measured by the difference between the amount realized upon the sale or exchange and the cost basis of the Ordinary Shares so acquired.

Lapse of Warrants

If a Warrant is allowed to lapse unexercised, a U.S. Holder would realize a capital loss equal to such holder’s tax basis in the Warrant.  A U.S. Holder’s tax basis in a Warrant will equal the portion of the Unit Purchase Price allocable to the Warrant, as described above under “Units — Allocation of Purchase Price.”

Sale or Exchange of Warrants

Subject to the PFIC rules discussed below, the sale of a Warrant will result in the recognition of capital gain or loss to a U.S. Holder in a manner similar to that described below under “—Sale or Exchange of Ordinary Shares.”

Constructive Distributions

An adjustment to the Exercise Price of the Warrants, or the failure to make such adjustments, may in certain circumstances result in constructive distributions to U.S. Holders that could be taxable as dividends for U.S. federal income tax purposes in the manner described above under “Debentures—Constructive Distributions.”

Ordinary Shares

Distributions

Subject to the PFIC rules discussed below, the amount of any distributions (including, provided certain elections are made, as discussed in “—U.K. Withholding Tax/Foreign Tax Credits” below, the full tax credit amount deemed received) paid out of current and/or accumulated earnings and profits, as determined under U.S. tax principles, will be included in the gross income of a U.S. Holder on the day such distributions are actually or constructively received, and will be characterized as ordinary income for U.S. federal income tax purposes.  Dividends paid to noncorporate holders in taxable years beginning before January 1, 2011 are subject to taxation at a reduced rate of 15% provided that the holder has held the shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, the issuer is a “qualified foreign corporation,” and certain other conditions are met.  A company is a “qualified foreign corporation” if the shares on which the dividend is paid (or ADRs in respect of such shares) are listed on certain securities markets, including the Nasdaq Stock Market, or if the corporation is eligible for the benefits of a tax treaty determined to be satisfactory by the U.S. Secretary of the Treasury.  The income tax treaty between the U.S. and the U.K. has been designated as satisfactory for such purpose.
To the extent that a distribution on Ordinary Shares exceeds our current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of a U.S. Holder’s adjusted basis in the Ordinary Shares, and thereafter as capital gain.  We do not currently maintain calculations of our earnings and profits under U.S. tax principles.  Dividends paid by us to corporate U.S. Holders will not be eligible for the dividends-received deduction that might otherwise be available if such dividends were paid by a U.S. corporation.

Foreign Currency Considerations

Distributions paid by us in pounds sterling will be included in a U.S. Holder’s income when the distribution is actually or constructively received by the U.S. Holder.  The amount of a dividend distribution includible in the income of a U.S. Holder will be the U.S. Dollar value of the pounds sterling, determined by the spot rate of exchange on the date when the distribution is actually or constructively received by the U.S. Holder, regardless of whether the pounds sterling are actually converted into U.S. Dollars at such time.  If the pounds sterling received as a dividend distribution are not converted into U.S. Dollars on the date of receipt, a U.S. Holder may realize exchange gain or loss on a subsequent conversion of such pounds sterling into U.S. Dollars.  The amount of any gain or loss realized in connection with a subsequent conversion will be treated as ordinary income or loss, and generally will be treated as U.S. source income or loss for foreign tax credit purposes.

U.K. Withholding Tax/Foreign Tax Credits

A U.S. Holder that elects to receive benefits under the old convention is, in principle, entitled to claim a refund from the Revenue and Customs for (i) the amount of the tax credit that a U.K. resident individual would be entitled to receive with respect to a dividend payment, which we refer to as the “Tax Credit Amount,” reduced by (ii) the amount of U.K. withholding tax, which we refer to as “U.K. Notional Withholding Tax,” imposed on such dividend payment under the old convention.  The Tax Credit Amount will equal that amount of U.K. Notional Withholding Tax imposed on dividends paid by us.  As a result, no such refund is available. However, a U.S. Holder may be entitled to claim a foreign tax credit for the amount of U.K. Notional Withholding Tax associated with a dividend paid by us by filing a Form 8833 in accordance with U.S. Revenue Procedure 2000-13. U.S. Holders that file Form 8833 will be treated as receiving an additional dividend from us equal to the Tax Credit Amount (unreduced by the U.K. Notional Withholding Tax).  Such additional dividend must be included in the U.S. Holder’s gross income, and the U.S. Holder will be treated as having paid the applicable U.K. Notional Withholding Tax due under the old convention.  For purposes of calculating the foreign tax credit, dividends paid on the Ordinary Shares will be treated as non-U.S. source income, and generally will constitute “passive category income” or, in the case of certain U.S. Holders, “general category income.”  In lieu of claiming a foreign tax credit, a U.S. Holder may be eligible to claim a deduction for foreign taxes paid in a taxable year.  However, a deduction generally does not reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis as does a tax credit.

Under the new convention, the Tax Credit Amount and U.K. Notional Withholding Tax described above will no longer apply to U.S. Holders.  The U.K. does not currently apply a withholding tax on dividends under its internal tax laws.  Were such withholding imposed in the U.K., as permitted under the new convention, the U.K. generally will be entitled to impose a withholding tax at a rate of 15% on dividends paid to U.S. Holders.  A U.S. Holder who is subject to such withholding should be entitled to a credit for such withholding, subject to applicable limitations, against such U.S. Holder’s U.S. federal income tax liability.

The rules relating to foreign tax credits are complex.  U.S. Holders are urged to consult their tax advisors to determine whether and to what extent a foreign tax credit might be available in connection with dividends paid on the Ordinary Shares.

Sale or Exchange of Ordinary Shares

Subject to the PFIC rules described below, a U.S. Holder generally will recognize capital gain or loss on the sale or exchange of Ordinary Shares in an amount equal to the difference between the amount realized in such sale or exchange and the U.S. Holder’s adjusted tax basis in such Ordinary Shares.  Such capital gain or loss will be long-term capital gain or loss if a U.S. Holder has held the Ordinary Shares for more than one year, and generally will be U.S. source income for foreign tax credit purposes.  Long-term capital gains realized by an individual U.S. Holder on a sale or exchange of Ordinary Shares are generally subject to reduced rates of taxation.  The deductibility of capital losses is subject to limitations.

A U.S. Holder that receives foreign currency upon the sale or exchange of Ordinary Shares generally will realize an amount equal to the U.S. Dollar value of the foreign currency on the date of sale (or, if Ordinary Shares are traded on an established securities market, in the case of cash basis tax payers and electing accrual basis tax payers, the settlement date).  A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. Dollar amount realized.  Any gain or loss realized by a U.S. Holder on a subsequent conversion or other disposition of foreign currency will be ordinary income or loss, and will generally be U.S. source income for foreign tax credit purposes.

Surrender of ADSs for Ordinary Shares

The surrender of ADSs for the underlying Ordinary Shares will not be a taxable event for U.S. federal income tax purposes, and U.S. Holders will not recognize any gain or loss upon such an exchange.

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

Because we will receive interest income and may receive royalties, we may be classified as a PFIC under the income test described above.  In addition, as a result of our cash position and our ownership of patents, we may be classified as a PFIC under the asset test.

If we were a PFIC in any year during which a U.S. Holder owned Ordinary Shares, the U.S. Holder would generally be subject to special rules (regardless of whether we continued to be a PFIC) with respect to (i) any “excess distribution” (generally, distributions received by the U.S. Holder in a taxable year in excess of 125% of the average annual distributions received by such holder in the three preceding taxable years, or, if shorter, such holder’s holding period) and (ii) any gain realized on the sale or other disposition of the Ordinary Shares.  Under these rules:

•	the excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period, including the holding period that the U.S. Holder owned the Debentures or Warrants;
•	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC would be taxed as ordinary income; and
•
the amount allocated to each of the prior taxable years would be subject to tax at the highest rate of tax in effect for the taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such prior taxable year.

Although not free from doubt, it is likely that proposed Treasury regulations would apply the rules described above to gain on the disposition of Debentures or Warrants.  The proposed Treasury regulations regarding PFIC rules also provide that the holding period of PIFC stock acquires upon the exercise of an option (including conversion of a Debenture and the exercise of a Warrant) would include the period the option (including the Debenture or Warrant) was held.

U.S. Holders who own ADSs (but not Ordinary Shares) generally should be able to avoid the interest charge described above by making a mark-to-market election with respect to such ADSs, provided that the ADSs are “marketable.”  The ADSs are marketable if they are regularly traded on certain U.S. stock exchanges, or on a foreign stock exchange if:

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

For purposes of these regulations, the ADSs will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least fifteen days during each calendar quarter.  Any trades that have as their principal purpose meeting this requirement will be disregarded.  If a U.S. Holder makes a mark-to-market election, it will be required to include as ordinary income the excess of the fair market value of such ADSs at year-end over its basis in those ADSs.  In addition, any gain that the U.S. Holder recognizes upon the sale of such ADSs will be taxed as ordinary income in the year of sale.  A U.S. Holder of Debentures or Warrants may not make a mark-to-market election with respect to the Debentures or Warrants it holds.  U.S. Holders should consult their tax advisors regarding the availability of the mark-to-market election.

A U.S. Holder of an interest in a PFIC can sometimes avoid the interest charge described above by making a “qualified electing fund” or “QEF” election to be taxed currently on its share of the PFIC’s undistributed ordinary income.  Such election must be based on information concerning the PFIC’s earnings provided by the relevant PFIC to investors on an annual basis. We will make such information available to U.S. Holders upon request, and consequently U.S. Holders will be able to make a QEF election.  A U.S. Holder may not make a QEF election with respect to Debentures or Warrants.  As a result, if a U.S. Holder sells Debentures or Warrants, any gain may be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if the company is a PFIC at any time during the period the U.S. Holder holds the Debentures or Warrants.  If a U.S. Holder that converts Debentures or exercises Warrants properly makes a QEF election with respect to the newly acquired Ordinary Shares, the adverse tax consequences under PFIC rules will continue to apply with respect to the pre-QEF election period.

The application of the PFIC and QEF rules to Debentures, Warrants, Ordinary Shares and ADSs acquired upon conversion of the Debentures or exercise of Warrants is subject to significant uncertainties.  Accordingly, each U.S. Holder should consult such holder’s tax advisor concerning the PFIC consequences of holding Debentures, Warrants or Ordinary Shares acquired through the conversion of Debentures or exercise of the Warrants.  In addition, U.S. Holders who hold ADSs or Ordinary Shares other than through exercise of Warrants should consult their tax advisors regarding the U.S. federal income tax considerations discussed above and the desirability of making a QEF election.

CFC Rules

We expect that we will be classified as a CFC for the taxable year 2008 and we may be classified as a CFC in future taxable years.  We will be a CFC for any year in which more than 50% of either the total combined voting power of our outstanding shares entitled to vote or the total value of all of our outstanding shares were owned, directly, indirectly or constructively, by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned, directly, indirectly or constructively, 10% or more of the total combined voting power of our outstanding shares entitled to vote.

The classification as a CFC has many complex results, one of which is that if you are a 10% U.S. Holder, you may be subject to current U.S. income taxation at ordinary income tax rates on all or a portion of the Company’s undistributed earnings and profits attributable to “subpart F income.”  Your adjusted tax basis in your shares would be increased to reflect any taxed but undistributed earnings and profits. Any distribution of earnings and profits that previously had been taxed would result in a corresponding reduction in your adjusted tax basis in your shares and would not be taxed again when you receive such distribution.  You may also be taxable at ordinary income tax rates on any gain realized on a sale of Ordinary Shares or ADSs to the extent of the Company’s current and accumulated earnings and profits attributable to such shares.  In addition, special foreign tax credit rules would apply.  For any year in which we are both a PFIC and a CFC, if you are a 10% U.S. Holder, you would be subject to the CFC rules and not the PFIC rules with respect to your investment in shares.

Each U.S. Holder should consult their own tax adviser to determine whether their ownership interest in the Company would cause them or any affiliated person to become a 10% shareholder, and to determine the potential gross income inclusions and other tax consequences of that status.

U.S. Backup Withholding and Information Reporting Requirements

Interest paid on Debentures, dividends paid on the Ordinary Shares, and proceeds received in connection with the sale or exchange of Debentures, Ordinary Shares or Warrants may be subject to information reporting to the Internal Revenue Service (the “IRS”) and backup withholding (currently imposed at a rate of 28%).  Backup withholding will not apply, however, if a U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates such fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable backup withholding rules.  Persons required to establish their exempt status generally must provide certification on IRS Form W-9 or Form W-8BEN (as applicable).  Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability.  A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and timely furnishing any required information.

F.  Dividends and Paying Agents

Not applicable.

G.  Statement of Experts

Not applicable.

H.  Documents on Display

We file reports, including this annual report on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Any materials filed with the SEC may be inspected without charge and copied at prescribed rates at its Public Reference Room at 100 F Street, N.E. Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. This annual report and subsequent public filings with the SEC will also be available on the website maintained by the SEC at http://www.sec.gov.

We provide Citibank N.A., as depositary under the deposit agreement between us, the depositary and registered holders of the American Depositary Receipts evidencing ADSs, with annual reports, including a review of operations, and annual audited consolidated financial statements prepared in conformity with IFRS. Upon receipt of these reports, the depositary is obligated to promptly mail them to all record holders of ADSs. We also furnish to the depositary all notices of meetings of holders of Ordinary Shares and other reports and communications that are made generally available to holders of Ordinary Shares. The depositary undertakes to mail to all holders of ADSs a notice containing the information contained in any notice of a shareholders’ meeting received by the depositary, or a summary of such information. The depositary also undertakes to make available to all holders of ADSs such notices and all other reports and communications received by the depositary in the same manner as we make them available to holders of Ordinary Shares.

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

Foreign Exchange Rate Risks

We record our transactions and prepare our financial statements in U.S. Dollars. Since our strategy involves the development of products for the U.S. market, a significant part of our clinical trial expenditures are denominated in U.S. Dollars and we anticipate that the majority of our future revenues will be denominated in U.S. Dollars. However, a significant portion of our costs are denominated in pounds sterling, euro and shekel as a result of our conducting activities in the United Kingdom, the European Union and Israel. As a consequence, the results reported in our financial statements are potentially subject to the impact of currency fluctuations between the U.S. Dollar, pounds sterling, euro and shekel. We are focused on development activities and do not anticipate generating on-going revenues in the short-term. Accordingly, we do not engage in significant currency hedging activities in order to restrict the risk of exchange rate fluctuations. However, if we should commence commercializing any products in the U.S., changes in the relation of the U.S. Dollar to the pound sterling, the euro and/or the shekel may affect our revenues and operating margins. In general, we could incur losses if the U.S. Dollar should become devalued relative to the pound sterling, the euro and/or the shekel. We manage foreign exchange risk by holding our cash in the currencies in which we expect to incur future cash outflows.

Interest Rate Risk

At December 31, 2007, we had fixed rate convertible Debentures outstanding and are therefore not subject to interest rate risk. Accordingly, we do not hedge any of our interest rate risks.

Item 12  Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15  Controls and Procedures

A.  Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective. There were no changes in our internal control over financial reporting during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

B.  Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with IFRS. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

The audited consolidated financial statements of the Group include the results of an acquisition completed during the year ended December 31, 2007. As permitted by the SEC’s June 23, 2004 implementation guidance to issuers relating to the SEC’s final rules on internal control over financial reporting, management’s assessment does not include an assessment of the internal control over financial reporting of this acquisition. The total assets of this acquisition represent less than 1% of the related consolidated financial statements as of and for the year ended December 31, 2007. The acquisition was not individually significant to the Group’s financial position, results of operations or cash flows.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2007.

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

Item 16B  Code of Ethics

We have adopted a written Code of Ethics that applies to all employees and executive officers, including our Chief Executive Officer and Chief Financial Officer. A copy of our Code of Ethics has been filed as Exhibit 11.1 to our 2006 annual report on Form 20-F.

Item 16C  Principal Accountant Fees and Services

PricewaterhouseCoopers has served as our independent public auditor for each of the fiscal years ended December 31, 2006 and 2007.

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers for professional services in each of the last two fiscal years:

	2007	2006
	($’000)	($’000)
Audit fees	516	357
Audit-related fees	153	150
Tax fees	43	18
All other fees	88	105
Total	800	630

Audit fees comprise the work undertaken in auditing the Group and issuing an audit opinion on our U.K., Irish and Israeli statutory accounts and work on the Group’s quarterly earnings. Audit related fees comprise work associated with SEC regulatory compliance and work on the Group’s conversion to International Financial Reporting Standards. Tax fees comprise work relating to tax filing compliance. Other fees comprise work relating to tax advisory services.

All services provided by our auditor and companies affiliated with our auditor must be pre-approved by the audit committee. The annual contract relating to the audit of the financial statements of the Group must be approved by the audit committee. Contracts for other non-audit services must also be approved by the audit committee.

Any requests for services to be provided by the auditor or an affiliate must be made through our Chief Financial Officer, who will discuss and seek approval from the audit committee. The Chief Financial Officer also notifies the audit committee of the services provided, monitors the costs incurred and notifies the chairman of the audit committee if the costs are likely to materially exceed the estimated amount.

In accordance with Regulation S-X, Rule 2-01, paragraph (c)(7)(i) no fees for services were approved pursuant to any waivers of the pre-approval requirement.

Item 16D  Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

No purchase of equity securities as registered by the Group pursuant to section 12 of the Exchange Act were made by or on behalf of the Group.

PART III

Item 17  Financial Statements

We are furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18  Financial Statements

See our consolidated financial statements beginning at page F-1.

Item 19 Exhibits

Exhibits filed as part of this annual report:

1.1	Memorandum of Association of the Group(16)
1.2	Articles of Association of the Group(17)
2.1	Form of Deposit Agreement, dated as of March 29, 1993, among the Group,Citibank, N.A., as Depositary, and all holders from time to time of American Depositary Receipts issued thereunder(1)
2.2
Amendment No. 1 to Deposit Agreement, dated as of October 8, 1998, among the Group, Citibank, N.A., as Depositary, and all holders from time to time of the American Depositary Receipts issued thereunder(2)

2.3
Amendment No. 2 to Deposit Agreement, dated as of September 25,2002 among the Group, Citibank N.A., as depositary, and all holders from time to time of the American Depositary Receipts issued thereunder(3)

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

2.13	Securities Purchase Agreement dated as of December 16, 2005 by and among the Group and the purchasers named therein(16)
4.1	Amended and Restated Asset Purchase Agreement dated September 29, 1999 between Elan Pharmaceuticals Inc. and the Group(10)

4.2	Variation Agreement, undated, between Elan Pharmaceuticals Inc. and the Group(10)
4.3	License Agreement, dated November 24, 2000, between the Group and Laxdale Limited(6)
4.4	Option Agreement, dated as of June 18, 2001, between Elan Pharma International Limited and the Group(7)
4.5	Deed of Variation, dated January 27, 2003, between Elan Pharma International Limited and the Group(10)
4.6	Lease, dated August 6, 2001, between the Group and LB Strawberry LLC(7)
4.7	Amended and Restated Distribution Marketing and Option Agreement, dated September 28, 2001, between Elan Pharmaceuticals, Inc. and the Group(8)
4.8	Amended and Restated License and Supply Agreement, dated March 29, 2002, between Eli Lilly and Group and the Group(10)†
4.9	Deed of Variation, dated January 27, 2003, between Elan Pharmaceuticals Inc. and the Group(10)
4.10
Stock and Intellectual Property Right Purchase Agreement, dated November 30, 2001, by and among Abriway International S.A., Sergio Lucero, Francisco Stefano, Amarin Technologies S.A., Amarin Pharmaceuticals Company Limited and the Group(7)

4.11	Stock Purchase Agreement, dated November 30, 2001, by and among Abriway International S.A., Beta Pharmaceuticals Corporation and the Group(7)
4.12	Novation Agreement, dated November 30, 2001, by and among Beta Pharmaceuticals Corporation, Amarin Technologies S.A. And the Group(7)
4.13	Loan Agreement, dated September 28, 2001, between Elan Pharma International Limited and the Group(8)
4.14	Deed of Variation, dated July 19, 2002, amending certain provisions of the Loan Agreement between the Group and Elan Pharma International Limited (10)
4.15	Deed of Variation No. 2, dated December 23, 2002, between The Group and Elan Pharma International Limited(10)
4.16	Deed of Variation No. 3, dated January 27, 2003, between the Group and Elan Pharma International Limited(10)
4.17	The Group 2002 Stock Option Plan(17)
4.18	Agreement Letter, dated October 21, 2002, between the Group and Security Research Associates, Inc.(10)
4.19	Agreement, dated January 27, 2003, among the Group, Elan International Services, Ltd. and Monksland Holdings B.V.(10)
4.20
Master Agreement, dated January 27, 2003, between Elan Corporation, plc.,Elan Pharma International Limited, Elan International Services, Ltd., Elan Pharmaceuticals, Inc., Monksland Holdings B.V. and the Group(10)

4.21
Form of Warrant Agreement, dated March 19, 2003, between the Group and individuals designated by Security Research Associates, Inc.(10) (The Group entered into seven separate Warrant Agreements on March 19, 2003 all substantially similar in form and content to this form of Warrant Agreement).

4.22	Sale and Purchase Agreement, dated March 14, 2003, between F.Hoffmann — La Roche Ltd.,Hoffmann — La Roche Inc And the Group(10)†
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

4.33	Amended and Restated Option Agreement dated August 4, 2003 between the Group and Elan Pharma International Limited (11)(12)
4.34	Deed of Variation No. 2, dated August 4, 2003, to the Amended and Restated Distribution, Marketing and Option Agreement between Elan Pharmaceuticals, Inc. and the Group(11)(12)
4.35	Deed of Variation No. 4, dated August 4, 2003, to Loan Agreement between the Group and Elan Pharma International Limited (11)(12)

4.36	Amendment Agreement No. 1, dated August 4, 2003, to Amended and Restated Asset Purchase Agreement among Elan International Services, Ltd., Elan Pharmaceuticals, Inc. and theGroup(11)(12)
4.37	Warrant dated February 25, 2004 issued by the Group in favor of the Warrant Holders named therein(12)
4.38	Amendment Agreement dated December 23, 2003, between Elan Corporation plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Group(11)(12)
4.39	Bridging Loan Agreement dated December 23, 2003 between the Group and Elan Pharmaceuticals, Inc.(11)(12)
4.40	Agreement dated December 23, 2003 between the Group and Elan Pharma International Limited, amending the Amended and Restated Option Agreement dated August 4, 2003(11)(12)
4.41
Form of Subscription Agreement, dated as of October 7, 2004 by and among the Group and the Purchasers named therein(13) (The Group entered into 14 separate Subscription Agreements on October 7, 2004 all substantially similar in form and content to this form of Subscription Agreement.)

4.42
Form of Registration Rights Agreement, dated as of October 7, 2004 between the Group and the Purchasers named therein(13) (The Group entered into 14 separate Registration Rights Agreements on October 7, 2004 all substantially similar in form and content to this form of Registration Rights Agreement.)

4.43	Share Purchase Agreement dated October 8, 2004 between the Group,Vida Capital Partners Limited and theVendors named therein relating to the entire issued share capital of Laxdale Limited(13)
4.44	Escrow Agreement dated October 8, 2004 among the Group, Belsay Limited and Simcocks Trust Limited as escrow agent(13)
4.45	Loan Note Redemption Agreement dated October 14, 2004 between Amarin Investment Holding Limited and the Group(13)
4.46	Settlement agreement dated 27 September 2004 between the Group and Valeant Pharmaceuticals International(14)†
4.47	Exclusive License Agreement dated October 8, 2004 between Laxdale and Scarista Limited pursuant to which Scarista has the exclusive right to use certain of Laxdale’s intellectual property(14)†
4.48	Clinical Supply Agreement between Laxdale and Nisshin Flour Milling Co.,Limited dated 27th October 1999(14)†
4.49
Clinical Trial Agreement dated March 18, 2005 between Amarin Neuroscience Limited and the University of Rochester. Pursuant to this agreement the University is obliged to carry out or to facilitate the carrying out of a clinical trial research study set forth in a research protocol on AMR 101 in patients with Huntington’s disease(14)†

4.50	Loan Note Redemption Agreement dated May, 2005 between Amarin Investment Holding Limited and the Group.(14)
4.51	Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited.(15)
4.52	Employment Agreement with Alan Cooke, dated May 12, 2004 and amended September 1, 2005.(16)
4.53	Clinical Supply Extension Agreement dated December 13, 2005 to Agreement between Amarin Pharmaceuticals Ireland Limited and Amarin Neuroscience Limited and Nisshin Flour Milling Co.†(17)
4.54
Securities Purchase Agreement dated May 20, 2005 between the Company and the purchasers named therein. The Company entered into 34 separate Securities Purchase Agreements on May 18, 2005 and in total issued 13,677,110 ordinary shares to management, institutional and accredited investors. The purchase price was $1.30 per ordinary share.(17)

4.55
Securities Purchase Agreement dated January 23, 2006 between the Company and the purchasers named therein. The Company entered into 2 separate Securities Purchase Agreements on January 23, 2006 and in total issued 840,000 ordinary shares to accredited investors. The purchase price was $2.50 per ordinary share.(17)

4.56
Assignment Agreement dated May 17, 2006 between Amarin Pharmaceuticals Ireland Limited and Dr Anthony Clarke, pursuant to which, Amarin Pharmaceuticals Ireland Limited acquired the global rights to a novel oral formulation of Apomorphine for the treatment of “off” episodes in patients with advanced Parkinson’s disease.(17)

4.57	Amendment (Change Order Numer 2), dated June 8, 2006 to Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited.*
4.58
Lease Agreement dated July 4, 2006 between Amarin Neuroscience Limited and Magdalen Development Company Limited and Prudential Development Management Limited. Pursuant to this agreement, Amarin Neuroscience Limited took a lease of a premises at the South West Wing First Floor Office Suite, The Magdalen Centre North, The Oxford Science Park, Oxford, England.(17)

4.59
Securities Purchase Agreement dated October 18, 2006 between the Company and the purchasers named therein. The Company entered into 32 separate Securities Purchase Agreements on October 18, 2006 and in total issued 8,965,600 ordinary shares to institutional and accredited investors. The purchase price was $2.09 per ordinary share(17)

4.60
Master Services Agreement dated November 15, 2006 between Amarin Pharmaceuticals Ireland Limited and Icon Clinical Research (U.K.) Limited. Pursuant to this agreement, Icon Clinical Research (U.K.) Limited agreed to provide due diligence services to Amarin Pharmaceuticals Ireland Limited on ongoing licensing opportunities on an ongoing basis.(17)

4.61	Amendment dated December 8, 2006 to Clinical Trial Agreement dated March 18, 2005 between Amarin Neuroscience Limited and the University of Rochester.†(17)
4.62	Agreement dated January 18, 2007 between Neurostat Pharmaceuticals Inc. ("Neurostat"), Amarin Pharmaceuticals Ireland Limited, Amarin Corporation plc and Mr. Tim Lynch whereby the Company agreed to pay Neurostat a finder's fee relating to a potential licensing transaction and similar payments comprising upfront and contingent milestones totaling $565,000 and warrants to purchase 175,000 ordinary shares with an exercise price of $1.79 per ordinary share.*
4.63
Lease Agreement dated January 22, 2007 between the Company, Amarin Pharmaceuticals Ireland Limited and Mr. David Colgan, Mr. Philip Monaghan, Mr. Finian McDonnell and Mr. Patrick Ryan. Pursuant to this agreement, Amarin Pharmaceuticals Ireland Limited took a lease of a premises at The First Floor, Block 3, The Oval, Shelbourne Road, Dublin 4, Ireland.(17)

4.64	Amendment (Change Order Number 4), dated February 15, 2007 to Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited. (17)
4.65	Employment Agreement Amendment with Alan Cooke, dated February 21, 2007.(17)
4.66	Amendment (Change Order Number 3), dated March 1, 2007 to Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited.(17)
4.67
Development and License Agreement dated March 6, 2007 between Amarin Pharmaceuticals Ireland Limited and Elan Pharma International Limited.  Pursuant to this agreement, Amarin Pharmaceuticals Ireland Limited acquired global rights to a novel nasal lorazepam formulation for the treatment of emergency seizures in epilepsy patients.*†

4.68
Consultancy Agreement dated March 9, 2007 between Amarin Corporation plc and Dalriada Limited. Under the Consultancy Agreement, Amarin Corporation plc will pay Dalriada Limited a fee of £240,000 per annum for the provision of the consultancy services. Dalriada Limited is owned by a family trust, the beneficiaries of which include our Chairman and Chief Executive Officer, Mr. Thomas Lynch, and members of his family.*

4.69
Form of Securities Purchase Agreement dated June 1, 2007 between Amarin Corporation plc and the Purchasers named therein. Amarin Corporation plc entered into 11 separate Securities Purchase Agreements on June 1, 2007 all substantially similar in form and content to this Securities Purchase Agreement pursuant to which we issued an aggregate of 6,156,406 ordinary shares to such Purchasers, including management. The purchase price was $0.60 per ordinary share.*

4.70
Equity Credit Agreement dated June 1, 2007 between Amarin Corporation plc and Brittany Capital Management.  Pursuant to this agreement, Amarin has an option to draw up to $15,000,000 of funding at any time over a three year period solely at Amarin Corporation plc’s discretion.(18)

4.71
Form of Equity Securities Purchase Agreement dated December 4, 2007 between Amarin Corporation plc and the Purchasers named therein. Amarin Corporation plc entered into 19 separate Equity Securities Purchase Agreements on December 4, 2007 all substantially similar in form and content to this Equity Securities Purchase Agreement pursuant to which we issued an aggregate of 16,290,900 ordinary shares to such Purchasers, including management. The purchase price was $0.33 per ordinary share.(19)

4.72
Form of Debt Securities Purchase Agreement dated December 4, 2007 between Amarin Corporation plc and the Purchasers named therein. Amarin Corporation plc entered into 2 separate Debt Securities Purchase Agreements on December 4, 2007 both substantially similar in form and content to this Debt Securities Purchase Agreement pursuant to which we issued an aggregate of $2,750,000 of 3 year convertible loan notes to such Purchasers including management. The conversion price to convert the loan notes into ordinary shares of Amarin Corporation plc is $0.48 per ordinary share.(19)

4.73
Stock Purchase Agreement dated December 5, 2007 between Amarin Corporation plc, the selling shareholders of Ester Neurosciences Limited (“Ester”), Ester, and Medica II Management L.P. pursuant to which Amarin Corporation plc acquired the entire issued share capital of Ester.  Pursuant to this agreement, Amarin Corporation plc paid initial consideration of $15,000,000, of which $5,000,000 was paid in cash and $10,000,000 was paid through the issuance of shares of Amarin Corporation plc.  Additional contingent payments, valued at an aggregate of $17,000,000 are payable in the event that certain development-based milestones are successfully completed.(21)

4.74
Letter Agreement dated December 6, 2007 between Amarin Corporation plc and the Seller’s Representatives of the selling shareholders of Ester pursuant to which the definition of “Closing Date Average Buyer Stock Price” in the Stock Purchase Agreement dated December 5, 2007 described above was amended.(22)

4.75
Senior Indenture dated December 6, 2007 between Amarin Corporation plc and Wilmington Trust Company.  Under this Indenture, Amarin Corporation plc may issue one or more series of senior debt securities from time to time.(19)

4.76
First Supplemental Senior Indenture dated December 6, 2007 between Amarin Corporation plc and Wilmington Trust Company.  Under this Supplemental Indenture, together with the senior debt indenture dated December 6, 2007 described above, Amarin Corporation plc issued its 8% Convertible Debentures due 2010.(19)

4.77	Compromise Agreement dated December 19, 2007 between Amarin Corporation plc and Richard Stewart.(20)
4.78
Collaboration Agreement dated January 8, 2008 between Amarin Pharmaceuticals Ireland Limited and ProSeed Capital Holdings (“ProSeed”). Pursuant to this agreement, 975,000 ordinary shares in Amarin Corporation plc were issued in the form of ADSs to ProSeed in respect of fees due for investment banking advice provided to Amarin Corporation plc and Amarin Pharmaceuticals Ireland Limited on the acquisition of Ester.*†

4.79
Amendment No. 1 to Stock Purchase Agreement dated April 7, 2008 between Amarin Corporation plc and Medica II Management L.P. pursuant to which the definition of “Milestone II Time Limit Date” in the Stock Purchase Agreement dated December 5, 2007 described above was amended.*

4.80	Employment Agreement dated April 28, 2008 with Dr Declan Doogan.*
4.81
Form of Equity Securities Purchase Agreement dated May 13, 2008 between Amarin Corporation plc and the Purchasers named therein. Amarin Corporation plc entered into 9 separate Equity Securities Purchase Agreements on May 13, 2008 all substantially similar in form and content to this Securities Purchase Agreement pursuant to which we issued an aggregate of 12,173,914 Ordinary Shares and 8 Preference Shares to such Purchasers. The purchase price was $2.30 per Ordinary Share.*†

8.1	Subsidiaries of the Group*
11.1	Code of Ethics(17)
12.1	Certification of Thomas G. Lynch required by Rl 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Alan Cooke required by Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Thomas G. Lynch required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Alan Cooke required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
14.1	Consent of PricewaterhouseCoopers *

*	Filed herewith

†	Confidential treatment requested (the confidential portions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission)

(1)	Incorporated herein by reference to certain exhibits to the Group’s Registration Statement on Form F-1, File No. 33-58160, filed with the Securities and Exchange Commission on February 11, 1993.

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

(17)	Incorporated by reference herein to certain exhibits in the Group's Annual Report on Form 20-F for the year ended December 31, 2006, filed with the Securities and Exchange Commission on March 5, 2007.

(18)	Incorporated by reference herein to certain exhibits in the Group's Report of Foreign Private Issuer filed on Form 6-K with the Securities and Exchange Commission on June 1, 2007.

(19)	Incorporated by reference herein to certain exhibits in the Group's Report of Foreign Private Issuer filed on Form 6-K with the Securities and Exchange Commission on December 17, 2007.

(20)	Incorporated by reference herein to certain exhibits in the Group's Report of Foreign Private Issuer filed on Form 6-K with the Securities and Exchange Commission on December 19, 2007.

(21)	Incorporated by reference herein to certain exhibits in the Group's Report of Foreign Private Issuer filed on Form 6-K with the Securities and Exchange Commission on January 28, 2008.

(22)	Incorporated by reference herein to certain exhibits in the Group's Report of Foreign Private Issuer filed on Form 6-K with the Securities and Exchange Commission on February 1, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMARIN CORPORATION PLC

By: /s/ THOMAS G. LYNCH

__________

Thomas G. Lynch

Chairman and Chief Executive Officer

        Date: May 19, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Amarin Corporation plc:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity, and cash flows present fairly, in all material respects, the financial position of Amarin Corporation plc and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing (UK and Ireland).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers
Dublin, Ireland
May 19, 2008

Amarin Corporation plc

Consolidated Income Statement for year ended December 31, 2007

		Total	Total

	Note	2007	2006
		$’000	$’000
Revenue	4	—	500

Gross profit		—	500
Research and development expenses	6	(12,108)	(15,106)
Selling, general and administrative expenses	6	(19,841)	(13,462)
Impairment of intangible assets	5, 6	(8,784)	—
Total operating expenses		(40,733)	(28,568)
Operating loss		(40,733)	(28,068)

Finance income	9	1,882	3,344
Finance costs	10	(183)	(2,826)

Loss before taxation		(39,034)	(27,550)
Tax credit	12	837	799

Loss attributable to equity holders of the parent		(38,197)	(26,751)

		U.S. Cents	U.S. Cents
Basic loss per ordinary share*	14	(3.90)	(3.25)
Diluted loss per ordinary share*	14	(3.90)	(3.25)

The accompanying notes on pages F-7 to F-60 are an integral part of the financial statements.

* Basic and diluted loss per share information is adjusted for our one-for-ten share consolidation which is effective January 18, 2008. See note 14 for further information.

Amarin Corporation plc

Balance Sheets at December 31, 2007

		Group		Company
	Note	2007	2006	2007	2006
		$’000	$’000	$’000	$’000
Non-current assets Property, plant and equipment	16	595	314	19	25
Intangible assets	15	19,916	9,636	19,916	3,765
Investments in subsidiaries	17	—	—	60,136	22,715
Available for sale investments	20	15	18	15	18
Total non-current assets		20,526	9,968	80,086	26,523

Current assets Inventory	18	—	—	—	—
Current tax recoverable	19	1,704	1,617	—	—
Other current assets	19	1,721	1,172	1,059	770
Cash and cash equivalents		18,303	36,802	17,298	34,719
Total current assets		21,728	39,591	18,357	35,489

Total assets		42,254	49,559	98,443	62,012

Non-current liabilities Borrowings	21	2,051	—	2,051	—
Provisions	24	606	110	606	110
Other liabilities	23	36	—	—	—
Total non-current liabilities		2,693	110	2,657	110

Current liabilities
Trade payables		3,462	2,096	841	396
Accrued expenses and other liabilities	22	6,733	8,625	3,430	1,814
Provisions	24	5,217	160	5,217	160
Total current liabilities		15,412	10,881	9,488	2,370

Total liabilities		18,105	10,991	12,145	2,480

Equity Capital and reserves attributable to equity holders of the Company Share capital	26	12,942	7,990	12,942	7,990
Share premium		147,171	139,313	147,171	136,587
Share based payment reserve	28	10,175	4,824	10,175	4,824
Warrant reserve		13,328	10,009	13,328	10,009
Equity component of 8% convertible debt		145	—	145	—
Capital redemption reserve		27,633	27,633	27,633	27,633
Treasury shares		(217)	(217)	—	—
Foreign currency translation reserve		(1,836)	(1,261)	832	683
Retained earnings		(185,192)	(149,723)	(125,928)	(128,194)
Total shareholders’ equity		24,149	38,568	86,298	59,532

Total shareholders’ equity and liabilities		42,254	49,559	98,443	62,012

The accompanying notes on pages F-7 to F-60 are an integral part of the financial statements.

Amarin Corporation plc

Consolidated Statement of Changes in Equity for the year ended December 31, 2007

	Share capital	Share premium	Share based payment reserve	Warrant reserve	Equity component of 8% convertible debt	Capital redemption reserve	Treasury shares	Foreign currency translation reserve	Retained earnings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

At January 1, 2006	6,778	113,239	2,623	9,620	—	27,633	(217)	697	(122,972)	37,401
Share issuances	1,212	25,212	—	—	—	—	—	—	—	26,424
Share issuance costs	—	(2,450)	—	—	—	—	—	—	—	(2,450)
Share based compensation	—	—	2,201	—	—	—	—	—	—	2,201
Fair value of future investment right	—	3,701	—	—	—	—	—	—	—	3,701
Warrant issue/exercise	—	(389)	—	389	—	—	—	—	—	—
Recognized income and expense:
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,958)	—	(1,958)
Net loss recognized directly in equity	—	—	—	—	—	—	—	(1,958)	—	(1,958)
Loss for the year	—	—	—	—	—	—	—	—	(26,751)	(26,751)
Total recognized income and expense	—	—	—	—	—	—	—	(1,958)	(26,751)	(28,709)
At December 31, 2006 and January 1, 2007	7,990	139,313	4,824	10,009	—	27,633	(217)	(1,261)	(149,723)	38,568
Share issuances	4,952	14,032	—	—	—	—	—	—	—	18,984
Share issuance costs	—	(948)	—	—	—	—	—	—	—	(948)
Share based compensation	—	—	5,351	—	—	—	—	—	—	5,351
Warrant issue/exercise	—	(2,498)	—	3,319	—	—	—	—	—	821
Strike off of subsidiary	—	(2,728)	—	—	—	—	—	—	2,728	—
Fair value of equity on 8% convertible debt	—	—	—	—	145	—	—	—	—	145
Recognized income and expense:
Foreign currency translation adjustment	—	—	—	—	—	—	—	(575)	—	(575)
Net loss recognized directly in equity	—	—	—	—	—	—	—	(575)	—	(575)
Loss for the year	—	—	—	—	—	—	—	—	(38,197)	(38,197)
Total recognized income and expense								(575)	(38,197)	(38,772)
At December 31, 2007	12,942	147,171	10,175	13,328	145	27,633	(217)	(1,836)	(185,192)	24,149

The accompanying notes on pages F-7 to F-60 are an integral part of the financial statements.

Amarin Corporation plc

Company Statement of Changes in Equity for the year ended December 31, 2007

	Share capital	Share premium	Share based payment reserve	Warrant reserve	Equity component of 8% convertible debt	Capital redemption reserve	Foreign currency translation reserve	Retained earnings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

At January 1, 2006	6,778	110,513	2,623	9,620	—	27,633	(235)	(120,842)	36,090
Share issuances	1,212	25,212	—	—	—	—	—	—	26,424
Share issuance costs	—	(2,450)	—	—	—	—	—	—	(2,450)
Share based ompensation	—	—	2,201	—	—	—	—	—	2,201
Fair value of future investment right	—	3,701	—	—	—	—	—	—	3,701
Warrant issue/exercise	—	(389)	—	389	—	—	—	—	—
Recognized income and expense:
Foreign currency translation adjustment	—	—	—	—	—	—	918	—	918
Net loss recognized directly in equity	—	—	—	—	—	—	918	—	918
Loss for the year	—	—	—	—	—	—	—	(7,352)	(7,352)
Total recognized income and expense	—	—	—	—	—	—	918	(7,352)	(6,434)
At December 31, 2006 and January 1, 2007	7,990	136,587	4,824	10,009	—	27,633	683	(128,194)	59,532
Share issuances	4,952	14,032	—	—	—	—	—	—	18,984
Share issuance costs	—	(950)	—	—	—	—	—	—	(950)
Share based compensation	—	—	5,351	—	—	—	—	—	5,351
Warrant issue/exercise	—	(2,498)	—	3,319	—	—	—	—	821
Adjustment on asset acquisition	—	—	—	—	—	—	—	(371)	(371)
Fair value of equity on 8% convertible debt	—	—	—	—	145	—	—	—	145
Recognized income and expense:
Foreign currency translation djustment	—	—	—	—	—	—	149	—	149
Net loss recognized directly in equity	—	—	—	—	—	—	149	—	149
Profit for the year	—	—	—	—	—	—	—	2,637	2,637
Total recognized income and expense	—	—	—	—	—	—	149	2,637	2,786
At December 31, 2007	12,942	147,171	10,175	13,328	145	27,633	832	(125,928)	86,298

The accompanying notes on pages F-7 to F-60 are an integral part of the financial statements.

Amarin Corporation plc
Cash Flow Statements for the year ended December 31, 2007

		Group		Company
	Note	2007	2006	2007	2006
		$’000	$’000	$’000	$’000
Cash flows from operating activities
(Loss)/Profit after tax		(38,197)	(26,751)	2,637	(7,352)
Adjustments: Depreciation of property, plant and equipment	16	217	121	20	31
Amortization of intangible assets	15	169	674	58	232
Impairment of investment in subsidiary	17	—	—	4,593	—
Impairment of intangible assets	15	8,784	—	3,707	—
Impairment of property, plant and equipment		—	235	—	151
Impairment of available for sale investment	20	3	—	3	—
Share based compensation	28, 17	5,001	2,201	(640)	2,201
Share based compensation - warrants	28	275	—	275	—
Effect of exchange rate changes on assets/liabilities and other items*		(560)	(2,020)	(858)	1,867
Interest received	9	(1,252)	(1,344)	(1,197)	(1,299)
Interest expense	10	176	—	176	—
Interest paid on finance leases		4	(2)	—	—
(Increase)/decrease in other current assets		(250)	282	10	(75)
(Decrease)/increase in current liabilities		(1,359)	2,690	1,238	(2,408)
(Decrease) in other liabilities		—	(49)	—	—
Gain on strike off of subsidiaries	17	—	—	(14,085)	—
Increase/(decrease) in provisions		797	104	797	(35)
R&D tax credit	12	(837)	(799)	—	—
Cash expended on operating activities		(27,029)	(24,658)	(3,266)	(6,687)
Tax refund		750	505	—	—
Net cash outflow from operating activities		(26,279)	(24,153)	(3,266)	(6,687)

Cash flows from investing activities Purchase intangible assets		(5,810)	—	(5,810)	—
Interest received	9	1,252	1,344	1,197	1,299
Investment in subsidiaries	17	—	—	(22,288)	(19,524)
Purchases of property, plant and equipment		(415)	(245)	(14)	(13)
Net cash (outflow)/inflow from investing activities		(4,973)	1,099	(26,915)	(18,238)

Cash flows from financing activities Proceeds from issue of share capital	26	9,685	26,424	9,685	26,424
Proceeds on the issue of convertible debentures	21	2,750	—	2,750	—
Expenses on issue of share capital		(285)	(2,450)	(285)	(2,450)
Expenses on issue of convertible debentures		(20)	—	(20)	—
Repayment of finance lease		(7)	(25)	—	—
Net cash inflow from financing activities		12,123	23,949	12,130	23,974

Net (decrease)/increase in cash and cash equivalents		(19,129)	895	(18,051)	(951)
Cash and cash equivalents at the beginning of the year		36,802	33,907	34,719	33,691
Exchange rate gains on cash and cash equivalents		630	2,000	630	1,979

Cash and cash equivalents at end of year		18,303	36,802	17,298	34,719

*
Included in the 2006 comparative figure is an amount of $2,818,000 reflecting the loss arising from the movement in the fair value between January 1, 2006 and the date of settlement, March 15, 2006 of the Future Investment Right negotiated as part of the May 2005 financing.

The accompanying notes on pages F-7 to F-60 are an integral part of the financial statements.

Amarin Corporation plc
Notes to the financial statements
for the year ended December 31, 2007

1.  Going concern and basis of preparation

Going concern and liquidity

At December 31, 2007, Amarin had a cash balance of $18.3 million.  On May 14, 2008, we announced a private placement of Ordinary Shares for up to $60.0 million. The first tranche from new investors of $28.0 million closed on May 19, 2008, see note 33 “Post balance sheet events”. Based upon current business activities, the directors forecast Amarin having sufficient cash to fund operations for at least the next 12 months from May 19, 2008. The directors therefore believe that it is appropriate that these financial statements are prepared on a going concern basis. This basis of preparation assumes that the Group will continue in operational existence for the foreseeable future.

Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“E.U.”) and International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”). All International Financial Reporting Standards issued by the IASB and effective at the time of preparing these consolidated financial statements have been adopted by the E.U. through the endorsement procedure established by the European Commission, with the exception of the International Accounting Standard IAS 39 "Financial Instruments: Recognition and Measurement" related to the hedging portfolio. Since the company is not materially affected by the provisions regarding portfolio hedging that are not required by the E.U.-endorsed version of IAS 39, the accompanying financial statements comply with both International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards issued by the IASB.

These are our first Consolidated Financial Statements prepared in accordance with IFRS, and comparative information, which was previously presented in accordance with United Kingdom (“U.K.”) generally accepted accounting principles (“U.K. GAAP”) for the year ended December 31, 2006 has been restated under IFRS as adopted by the E.U. and as issued by the IASB. As these are our first Consolidated Financial Statements prepared in accordance with IFRS as adopted by the E.U. and issued by the IASB we have availed of the option to disclose two years of financial information. Previously three years financial information was disclosed.

In December 2007 the Securities and Exchange Commission (“SEC”) adopted rules to allow foreign private issuers to file financial statements prepared in accordance with IFRS as issued by the IASB without reconciliation to United States generally accepted accounting principles (“U.S. GAAP”), effective March 4, 2008. Therefore, we have not prepared reconciliations from IFRS to U.S. GAAP.

An explanation of the effect of the transition to IFRS is provided in Note 35 to the Consolidated Financial Statements.

The Consolidated and Parent Company Financial Statements are presented in U.S. Dollars rounded to the nearest thousand, being the functional and presentation currency of the Parent Company. They are prepared on the historical cost basis of accounting as modified by the revaluation of available-for-sale financial assets and financial liabilities (including the future investment right) at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS as adopted by the E.U. and as issued by the IASB requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the Consolidated Financial Statements are disclosed in note 2.

Statement of compliance

The Consolidated and Parent Company Financial Statements have been prepared in accordance with IFRS as adopted by the E.U. and as issued by the IASB that are effective at December 31, 2007. These are our first Consolidated Financial Statements prepared in accordance with IFRS, and therefore, IFRS 1, “First-time Adoption of International Financial Reporting Standards,” (“IFRS 1”), has been applied. For additional information on the transition to IFRS, please refer to Note 35 to the Consolidated Financial Statements.

Adoption of new and revised standards

Standards, amendments and interpretations effective in 2007

In the current year, the Group has adopted IFRS 7 “Financial Instruments: Disclosures” (“IFRS 7”) which is effective for annual reporting periods beginning on or after January 1, 2007, and the complementary amendments to IAS 1 “Presentation of Financial Statements” (“IAS 1”). The impact of the adoption of IFRS 7 and the changes to IAS 1 has been to expand the disclosures provided in these financial statements regarding the Group’s financial instruments and management of capital (see note 25).

Four interpretations issued by the IFRIC are effective for the current period. These are: IFRIC 7, “Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies”; IFRIC 8 “Scope of IFRS 2”, IFRIC 9 “Reassessment of Embedded Derivatives” and IFRIC 10 “Interim financial reporting and impairment”. The adoption of these interpretations has not led to any changes in the Group’s accounting policies.

Standards and interpretations in issue not yet adopted

At the date of authorization of these financial statements, other than the Interpretation adopted by the Group in advance of the effective date the following new standards and amendments relevant to the Group were in issue but not yet effective:

•
IFRS 2 “Vesting conditions and cancellations - Amendment to IFRS 2 Share-based Payment”, (effective for accounting periods beginning on or after January 1, 2009). The amendment addresses two matters.  It clarifies that vesting conditions are service conditions and performance conditions only.  Other features of a share-based payment are not vesting conditions.  It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.  The Group will apply this revised standard from the effective date and is currently assessing the impact on the Group’s financial statements;

•
IAS 23, (Amendment), “Borrowing Costs” (effective for accounting periods beginning on or after January 1, 2009). The amendment to the standard requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The Group will apply IAS 23 (Amended) from January 1, 2009 but is currently not applicable to the Group as there are no qualifying assets;

•
IAS 32 and IAS 1 (Amendment) “Puttable financial instruments and obligations arising on liquidation”, (effective for annual periods beginning on or after 1 January 2009). The amendments require some puttable financial instruments and some financial instruments that impose on the entity an obligation to deliver to another party a pro rata share of net assets of the entity only on liquidation to be classified as equity;

•
IFRS 8, “Operating Segments” (effective for accounting periods beginning on or after January 1, 2009). This standard will replace IAS 14 “Segment Reporting”, and will require additional disclosures relating to operating segments than those currently required;

•
IFRS 3 (Revised), “Business combinations”, (effective for accounting periods beginning on or after 1 July 2009).  The standard continues to apply the acquisition method to business combinations, with some significant changes.  These changes include a requirement that all payments to purchase a business are to be recorded at fair value at the acquisition date, with some contingent payments subsequently re-measured through income.  Goodwill may be calculated based on the parent’s share of net assets or it may include goodwill related to minority interest.  All transactions costs will be expensed;

•
 IAS 27 (Revised), ‘Consolidated and separate financial statements’, (effective for annual periods beginning on or after 1 July 2009).  IAS 27 (revised) requires the effect of all transactions with non-controlling interests to be recorded in equity if there is no change in control.  They will no longer result in goodwill or gains and losses.  The standard also specifies the accounting when control is lost.  Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognized in profit or loss.

The Group is currently assessing the impact of the adoption of these new standards and amendments and currently believe they will have no material impact on the Consolidated Financial Statements of the Group in the period of initial application.

Interpretations not yet effective

IFRIC 11, “IFRS 2: Group and Treasury Share Transactions”, provides guidance on whether share-based transactions involving treasury shares or involving group entities should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies.

2.  Summary of significant accounting policies

The financial statements have been prepared in accordance with U.K. Companies Acts and applicable international financial reporting standards. The significant accounting policies adopted by Amarin Corporation plc (“the Group”), are as follows:

Basis of consolidation

The Consolidated Financial Statements include the parent and all its subsidiary undertakings. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. Control generally accompanies a shareholding of more than one half of the voting rights. The financial statements of subsidiary companies are included in the Consolidated Financial Statements from the date of acquisition.

All inter-company account balances, transactions, and any unrealized gains and losses or income and expenses arising from inter- company transactions have been eliminated in preparing the Consolidated Financial Statements. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

The purchase method of accounting is used in accounting for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred at the date of exchange, plus costs directly attributable to the acquisition. On the acquisition of a business, fair values are attributed to the identifiable assets, liabilities and contingent liabilities acquired.  Goodwill arises when the fair value of the consideration given for a business exceeds the fair value of such assets, liabilities and contingent liabilities acquired.  Goodwill arising on acquisitions is capitalized and subject to an impairment review, both annually and when there is an indication that the carrying value may not be recoverable.

Contingent consideration is recognized as an additional cost of an acquisition when it can be measured reliably and it is probable that an outflow of economic benefit will be required. The fair value of the contingent component is determined through discounting the amounts payable to their present value using the binomial model.

Intangible assets and research and development expenditure

In-process research and development

Acquired in-process research and development (“IPR&D”) is stated at cost less accumulated amortization and impairments. Acquired IPR&D arising on acquisitions is capitalized and amortized on a straight-line basis over its estimated useful economic life. The useful economic life commences upon generation of economic benefits relating to the acquired IPR&D.

Capitalization policy

Costs incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when the following criteria are fulfilled: completing the asset so it will be available for use or sale is technically feasible; management intends to complete the intangible asset and use or sell it; an ability to use or sell the intangible asset; it can be demonstrated how the intangible asset will generate probable future economic benefits; adequate technical; financial and other resources to complete the development and to use or sell the intangible asset are available; and the expenditure attributable to the intangible asset during its development can be reliably measured. To date, development expenditures have not met the criteria for recognition of an internally generated intangible asset.

Intangible assets not yet available for use are not subject to amortization but are tested for impairment at least annually. An impairment loss is recognized if the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use

Research and development expenditure

On an ongoing basis the Group undertakes research and development, including clinical trials to establish and provide evidence of product efficacy. Clinical trial costs are expensed to the income statement on a systematic basis over the estimated life of trials to ensure the costs charged reflect the research and development activity performed. To date, all research and development costs have been written off as incurred and are included within operating expenses, as disclosed in Note 6. Research and development costs include staff costs, professional and contractor fees, inventory, and external services.

Foreign currency

Functional and presentation currencies

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The Consolidated Financial Statements are presented in U.S. Dollars, which is the Company’s functional and presentation currency.

Transactions and balances

Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction.  The resulting monetary assets and liabilities are translated into the appropriate functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are recognized in the income statement. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the income statement.

Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
(ii)
income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii)	all resulting exchange differences are recognized as a separate component of equity.

Monetary items that are receivable or payable to a foreign operation are treated as a net investment in the foreign operation by the Company as settlement is neither planned nor likely to occur in the foreseeable future. On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is partially disposed or sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Revenue

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates.  Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

Revenue from technology licensing to third parties is recognized when earned and non-refundable, through the achievement of specific milestones set forth in the applicable contract, when there is no future obligation with respect to the revenue and receipt of the consideration is probable, in accordance with the terms prescribed in the applicable contract.

Royalty income is recognized when earned, based on related sales of products under agreements providing for royalties.

Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition less accumulated depreciation and impairment losses.  Cost includes expenditures that are directly attributable to the acquisition of the asset. Land is not depreciated. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Subsequent costs are included in the assets carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repair and maintenance costs are charged to the income statement during the financial period in which they are incurred.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Depreciation is calculated using the straight line method to write down the value of assets to their residual value over their estimated useful lives as follows:

Plant and equipment	5-10 years
Short leasehold	5-10 years
Fixtures and fittings	5 years
Computer equipment	3 years

Evaluation of assets for impairment

Intangible assets are subject to impairment testing at each balance sheet date.  All intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill, intangible assets with an indefinite life and intangible assets not yet available for use are not subject to amortization but are tested for impairment at least annually. Additionally, non-current assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use. For the purposes of impairment, assets are grouped into cash-generating units and an impairment charge is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups.  Impairment losses are recognized in the income statement.  Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro-rata basis.

Impairment losses in respect of goodwill are not reversed. For other assets, an impairment loss may be reversed to the extent that the asset’s original carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Non-financial assets other than goodwill that suffer an impairment are reviewed for possible reversal of the impairment at each reporting date.

Investments in subsidiary undertakings

Investments in subsidiary undertakings are shown at cost less any provision for impairment. Cost includes loans advanced to/received from subsidiary undertakings that are considered to form part of the net investment in the subsidiary undertakings.  Investments in subsidiaries also include the cost of recharges to subsidiary undertakings for share based payment expense incurred by Amarin Corporation plc.

Pre-launch costs

Prior to launch of a new pharmaceutical product, the Group may incur significant pre-launch marketing costs. Such costs are expensed as incurred.

Advertising costs

Advertising costs are expensed as incurred.

Inventories

Inventories are stated at the lower of cost and net realizable value.  Cost is calculated on a first-in, first-out basis and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition (e.g. the purchase price, including import duties, transport and handling costs and any other directly attributable costs, less trade discount).  Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Inventory held for research and development is written off when acquired unless capitalized as part an internally generated intangible asset in accordance with our capitalization policy.

Leases

Property, plant and equipment acquired under a lease that transfers substantially all of the risks and rewards of ownership to the Group (finance lease), are capitalized.  Upon initial recognition, a finance lease is capitalized at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease.  The discount rate to be used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease. Subsequent to initial recognition the property, plant and equipment acquired under the finance lease is accounted for in accordance with the accounting policy applicable to the asset.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. Finance charges on finance leases are expensed over the term of the lease to give a constant periodic rate of interest charge in proportion to the capital balances outstanding.

All other leases which are not finance leases are considered operating leases.  Rental payments on operating leases are expensed on a straight-line basis over the term of the lease.

Financial assets

Available for sale financial assets are non-derivative assets that are either designated in this category or not classified in any other category. Equity securities are classified as available for sale. They are measured on initial recognition and subsequently at fair value within non-current assets. Fair value gains or losses are recognized directly in shareholders’ equity.  A significant or prolonged decline in the fair value of the investment below its cost is considered as an indicator that the investment is impaired. If any such evidence exists, the accumulated fair value adjustments recognized in equity are included in the income statement as gains or losses from investments.  Impairment losses recognized in the income statement on available for sale securities are not reversed through the income statement if there is a subsequent increase in value. Available for sale financial assets are classified in non-current assets as management does not intend to dispose of the assets during the next 12 months.

Current and deferred taxation

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is calculated using the liability method, based on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases. However, the deferred tax is not accounted for as it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities at rates expected to apply in the period when the temporary differences reverse based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

No deferred tax asset or liability is recognized in respect of temporary differences associated with investments in subsidiaries where the Group is able to control the timing of reversals of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Borrowings

Convertible debentures

The fair value of the liability portion of a convertible debenture is determined using a market interest rate for an equivalent non-convertible debenture. This amount is recorded as a liability on an amortized cost basis until extinguished on conversion, redemption or maturity of the debentures. The remainder of the proceeds is allocated to the conversion option. This is recognized and included in shareholders’ equity, net of income tax effects.

Derivative financial instruments

 Financial assets and liabilities are recorded at their fair value at each reportable period end, with any gains and losses recorded in the income statement.

Employee benefits

Pension obligations and vacation pay

The Group accounts for pensions and other employee benefits under IAS 19 “Employee benefits”.  Short-term employee benefits including vacation pay are accrued for in the period in which the related employee service is rendered.

The Group operates a defined contribution benefit plan. For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. The Group provides no other post retirement benefits to its employees.

Share based compensation

The Group operates an equity-settled, share based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the entity revises its estimates of the number of options that are expected to vest.  It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

When the Group modifies share options and the fair value of the options granted increases, the incremental fair value granted is recognized over the remaining vesting period.  The incremental fair value is calculated as the difference between the fair value of the modified option and that of the original option, both estimated at the date of the modification.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

The grant by the Company of options over its equity instruments to the employees of subsidiary undertakings is treated as a capital contribution in the books of the subsidiary. The fair value of employee services received by the subsidiary, measured by reference to the grant date fair value, is recognized over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity.
Provision is made for employer’s National Insurance and similar taxes that arise on the exercise of certain share options, calculated using the market price at the balance sheet date.

In transactions where the Group receive goods and services from non-employees in exchange for its equity instruments, the corresponding increase in equity is measured at the fair value of the goods and services received.

Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal: or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to their present value.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less and for the purposes of the cashflow statement, bank overdrafts are included within cash and cash equivalents. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Provisions and contingencies

A provision is recognised in the balance sheet when there is a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefit will be required to settle the obligation and it is reliably measured.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

A contingent liability is disclosed where the existence of the obligation is considered more than remote.

Contingent consideration payable under collaborative agreements is recognized when it is probable that any cash flow of economic benefit will be required and can be measured reliably. Payments relating to the funding of research are expensed and payments relating to the acquisition of an asset are capitalized. Provisions are re-measured at each balance sheet date based on the best estimate of the settlement amount.

Finance income and costs

Finance income comprises interest income on cash and cash equivalents, gains on the disposal of available for sale financial assets and foreign currency gains on financing activities. Interest income is recognized on a time proportion basis using the effective interest method.

Finance costs comprise foreign currency losses incurred on financing activity, impairment losses on financial assets and borrowing costs. Borrowing costs are allocated to financial reporting periods over the effective life of the related borrowings using the effective interest method.

Share capital

(a) Ordinary shares
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares, options or warrants are recognized as a deduction from share premium account in equity.

(b)Treasury shares
When share capital recognized as equity is repurchased, it is classified as treasury shares, with the amount of the consideration paid, including directly attributable costs, being recognized as a reduction from equity. When such shares are subsequently re-issued, any consideration received, net of any directly attributable incremental transaction costs, is included in equity.

(c) Warrants and options granted in connection with ordinary share issuances
Where at the time of an ordinary share issuance the Group grants shareholders warrants or options to acquire additional shares, the total consideration received is apportioned on a fair value basis between that relating to the issued shares, which is recorded in share capital and share premium account, and the warrants or options.

Where the options or warrants give rise to an obligation for the Group to issue, if called to do so, a fixed number of shares for a fixed amount of money in functional currency terms then the options or warrants are classified into a separate component in equity.

Where the options and warrants give rise to obligations to issue ordinary shares other than on the above basis they are classified as financial liabilities on the balance sheet.  Where these instruments meet the definition of derivatives they are included at fair value on the balance sheet at each reporting year end, with the resulting unrealised gains or losses being recorded in the income statement.

In both situations, at settlement date the carrying value of the options and warrants are transferred to retained earnings.  The cash proceeds received from shareholders for additional shares are recorded in the share capital and share premium account.

Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its own ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise convertible debentures, share options and warrants granted. If the number of ordinary or potential ordinary shares outstanding increases as a result of a capitalisation, bonus issue or share split, or decreases as a result of a reverse share split, the calculation of basic and diluted earnings per share for all periods presented shall be adjusted retrospectively. If these changes occur after the balance sheet date but before the financial statements are authorised for issue, the per share calculations for those and any prior period financial statements presented shall be based on the new number of shares.

Segment reporting

A segment is a distinguishable component of the Group that is engaged in either providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.  The Group’s primary format for segment reporting is currently based on geographic location.

Capital redemption reserve

The capital redemption reserve is comprised of deferred shares previously in issue, which were cancelled.

Risks and uncertainties

Intellectual Property

The value of the Group’s patent and proprietary rights will be affected by its ability to obtain and preserve patent protection for its products and trade secrets, and by the emergence of competing technologies over time. In particular, the value of the intangible assets described in Note 3 could be severely affected by changes in the status of the Group’s patent and proprietary rights.

Foreign Exchange Rate Risks

We record our transactions and prepare our financial statements in U.S. Dollars. Since our strategy involves the development of products for the U.S. market, a significant part of our clinical trial expenditures are denominated in U.S. Dollars and we anticipate that the majority of our future revenues will be denominated in U.S. Dollars. However, a significant portion of our costs are denominated in pounds sterling, euro and shekel as a result of our conducting activities in the United Kingdom, the European Union and Israel. As a consequence, the results reported in our financial statements are potentially subject to the impact of currency fluctuations between the U.S. Dollar, pounds sterling, euro and shekel. We are focused on development activities and do not anticipate generating on-going revenues in the short-term. Accordingly, we do not engage in significant currency hedging activities in order to restrict the risk of exchange rate fluctuations. However, if we should commence commercializing any products in the U.S., changes in the relation of the U.S. Dollar to the pound sterling, the euro and/or the shekel may affect our revenues and operating margins. In general, we could incur losses if the U.S. Dollar should become devalued relative to the pound sterling, the euro and/or the shekel. We manage foreign exchange risk by holding our cash in the currencies in which we expect to incur future cash outflows.

Interest Rate Risk

At December 31, 2007 we had fixed rate convertible debentures and are therefore not subject to interest rate risk. Accordingly, we do not hedge any of our interest rate risks.

Patent costs

The Group undertakes to protect its intellectual property using patent applications. Costs associated with such applications are written off as incurred where they relate to ongoing development expenditure that is also not capitalized.

Acquired patent costs arising on acquisitions are capitalized and amortized on a straight-line basis over its estimated useful economic life. The useful economic life commences upon generation of economic benefits relating to the acquired patent.

Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Fair value of intangible assets

Intangible assets relate to the asset acquisition of Ester Neurosciences Limited on December 5, 2007. The carrying value of the intangible asset comprises Amarin Common Stock issued, cash paid and Amarin Common Stock to be issued under the achievement of certain milestones. The Group used certain judgments when determining the probability and timing of contingent consideration payable.

The Group reviews intangible assets not yet available for use for impairment at least annually. An impairment loss is recognized if the carrying amount of an asset exceeds its recoverable amount. The recoverable amount of an intangible asset is determined by discounting the expected future cash flows. The Group uses significant assumptions and estimates in determining an intangible assets recoverable amount.

Carrying value of investment in subsidiaries

The carrying value of the Company's investment in subsidiaries is tested at least annually for impairment. The Company uses the present value of future cash flows of their products to determine whether an impairment provision is required. These cash flows assume the Company's products will be approved by the FDA and will be capable of generating revenues.  Management judgment is required in forecasting the cash flows of each product and these cash flows are adjusted for industry probability factors and the Group discount rate.  During 2007, the Company provided for $4,593,000 for impairment on AMR101 for HD related investments.

3.  Asset acquisitions

On December 5, 2007, Amarin Corporation plc, declared its offer for the shares of Ester Neurosciences Limited (“Ester”) wholly unconditional and on that date acquired 100% of the outstanding Ester shares (the “Acquisition”). Ester’s principal assets include rights to intellectual property relating to the treatment Myasthenia Gravis (“MG”). Ester has been accounted for as an asset acquisition and as a result Ester’s net assets are included within the consolidated balance sheet at December 31, 2007. The results of Ester from the date of acquisition are included in the income statement for the Company which has been consolidated into the Group income statement.

Ester’s core assets include (i) a platform messenger RNA (mRNA) silencing technology which targets the cholinergic pathway; (ii) EN101, a Phase II compound with promising efficacy data for the treatment of MG utilizing this technology; and (iii) a preclinical program in neurodegenerative and inflammatory diseases.

The purchase price for the acquisition of Ester comprises both upfront and contingent consideration in the form of both cash and share payments.  Share payments will be in the form of ADSs with each ADS representing one Ordinary Shares of £0.05 each in the capital of Amarin (one Ordinary Share of £0.50 post share consolidation effective January 18, 2008 whereby ten Ordinary Share of £0.05 each became one Ordinary Share of £0.50 each) and certain success based milestone payments as follows:

.	Initial consideration of approximately $15 million on closing comprising $5.191 million in cash and $10 million in Amarin shares (subject to a maximum of 25 million Ordinary Shares).

.
$5 million, payable, at Amarin’s option in either, (i) Amarin shares at the volume weighted average closing price for the 10-day trading period ending the day before the Acquisition Agreement is signed (“First Share Amount”), subject to the adjustment described below or (ii) cash, upon achievement of Milestone Ia – Monarsen Phase II in MG study meeting its study objectives: Efficacy – having a QMG score of one or more of the three doses being superior to Mestinon as compared to the baseline by at least 10%; Safety – no major adverse drug related side effects.  If the weighted average closing price for the 10-day trading period commencing immediately after the date of announcement of the achievement of Milestone Ia (“Milestone Ia Price”) exceeds twice the Closing Price by any amount (“First Excess”), the First Share Amount will be reduced by a percentage calculated by dividing 2/3rds of the First Excess by the Milestone Ia Price provided that if the Milestone Ia Price exceeds $50 per Amarin Share ($5 per Amarin Share pre one-for-ten share consolidation which became effective on January 18, 2008), such excess shall be disregarded and the Milestone Ia Price shall be deemed to be $50 per Amarin Share ($5 per Amarin Share pre one-for-ten share consolidation which became effective on January 18, 2008).  If the Milestone Ia Price is less than the Closing Price no adjustment will be made to the First Share Amount.

.
$6 million, payable, at Amarin’s option in either, (i) Amarin shares at the Closing Price (“Second Share Amount”), subject to the adjustment described below or (ii) cash, upon achievement of Milestone Ib – successful completion of Monarsen Phase II MG study program with adequate efficacy and safety data that fully supports the commencement of a Phase III program in the U.S.  If the volume weighted average closing price for the 10-day trading period commencing immediately after the date of announcement of the achievement of Milestone Ib (“Milestone Ib Price”) exceeds twice the Closing Price by any amount (“Second Excess”), the Second Share Amount will be reduced by a percentage calculated by dividing 2/3rds of the Second Excess by the Milestone Ib Price provided that if the Milestone Ib Price exceeds $50 per Buyer Ordinary Share ($5 per Buyer Ordinary Share pre one-for-ten share consolidation which became effective on January 18, 2008), such excess shall be disregarded and the Milestone Ib Price shall be deemed to be $50 per Amarin Share ($5 per Amarin Share pre one-for-ten share consolidation which became effective on January 18, 2008).  If the Milestone Ib Price is less than the Closing Price no adjustment will be made to the Second Share Amount.

.
$6 million in cash on the achievement of Milestone II – successful completion of the US Phase III clinical trial program (to include successful completion of long term studies) enabling NDA filing for Monarsen for MG in the US.  If Milestone Ia is successfully achieved, a time limit date is triggered for Milestone II being the date which falls two years following the achievement of Milestone Ib (“Time Limit Date”).  If on the Time Limit Date, Milestone II has not yet been achieved (other than by reason of failure to meet primary endpoints in any Phase III Clinical Study or a delay in completing the U.S. Phase III Clinical Study caused by certain Monarsen-related factors), Amarin will pay the Sellers $3 million in cash with the remaining $3 million being payable whenever Milestone II is achieved.  In addition, if the Milestone Ib Price is greater than or equal to $10 ($1 pre one-for-ten share consolidation which became effective on January 18, 2008), no Time Limit Date will apply.

Amarin also incurred approximately $1.3 million in transaction fees, including legal, due diligence and accounting fees. The transaction has been accounted for as an asset acquisition as it does not constitute a business under IFRS 3.

Preliminary purchase price

The preliminary purchase price of an upfront payment of $5.191 million in cash and $10 million in common stock and contingent common stock payment of $5 million (which is considered probable) for 100% of the outstanding shares of Ester. The fair value of the Amarin common stock issued was $9 million. This was based on the issue of 25 million shares and the closing price of Amarin common stock of $0.36, on December 5, 2007, the date of the acquisition. The achievement of Milestone Ia is considered to be probable and therefore has been recognized as a cost of investment.  The fair value of Milestone Ia (using a Monte Carlo model) has been valued at $4.8 million.  As at December 31, 2007, Milestone Ia has not been paid, therefore a provision has been established for $4.8 million.

The total purchase price for the acquisition of 100% of the outstanding shares of Ester is as follows:

$’000
Fair value of Amarin common stock issued	9,000
Fair value of cash paid	5,191
Fair value of Amarin common stock to be issued under Milestone Ia	4,756
Direct acquisition costs	1,340

Total preliminary purchase price	20,287

The final purchase price is dependent on the actual number of shares of Amarin common stock issued and actual direct acquisition costs, together with contingent consideration which may become payable, in the future, on the achievement of certain Milestones (as outlined above). Such additional consideration may be paid in cash or shares at the sole option of Amarin (with the exception of Milestone II which is payable in cash) and would increase the carrying value of the intangible fixed assets and result in an increased amortization charge over the remaining useful economic life of these assets. Under the asset acquisition method of accounting, the total estimated purchase price is allocated to Ester's net tangible and intangible assets based on their relative fair value as of the date of completion of the acquisition.

Allocation of the costs of investment to the net assets
	Ester	Adjustments	Acquisition accounting
	$'000	$'000	$'000

Intangible assets	-	19,916	19,916
Property, plant and equipment	7	-	7
Net current assets	364	-	364

Net assets acquired	371	19,916	20,287

Consideration
	No. of Shares ('000)	$	$'000
Fair value of Amarin common stock issued	25,000	0.36	9,000
Cash payment			5,191
Fair value of Amarin common stock to be issued under Milestone Ia			4,756
Direct acquisition costs			1,340
Cost of investment			20,287

Adjustments to allocate the cost of investment based on the relative fair values of the net assets acquired have been considered for all assets/liabilities present on Ester’s balance sheet at the date of acquisition (December 5, 2007). For all asset classes other than intangible assets, no adjustment is required due to the nature of the assets and liabilities acquired and the proximity to settlement for the other current assets and liabilities. The most significant adjustment is the recognition of the intangible asset based on its fair value, representing intellectual property rights.

The intangible asset is required to be adjusted for any contingent consideration as soon as payment becomes probable and the amount can be measured reliably. A description of the contingent consideration is described in detail above (see preliminary purchase price).

4.  Analysis by segment

For management purposes the Group is organized into two principal operating divisions based on the geographic operations of the Group: U.K. and Ireland, and Rest of World. The information in the tables below is based on the origin of each segment’s activities and the location of their respective assets and liabilities.

	2007			2006
	UK & Ireland	Rest of world	Total	UK & Ireland	Rest of world	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Revenue	—	—	—	500	—	500
Operating expenses	(40,571)	(162)	(40,733)	(28,568)	—	(28,568)
Operating loss	(40,571)	(162)	(40,733)	(28,068)	—	(28,068)
Finance income	1,882	—	1,882	3,344	—	3,344
Finance costs	(183)	—	(183)	(2,826)	—	(2,826)
Loss before taxation	(38,872)	(162)	(39,034)	(27,550)	—	(27,550)
Tax credit	837	—	837	799	—	799
Loss for the year	(38,035)	(162)	(38,197)	(26,751)	—	(26,751)

Other segment items:
Impairment of intangible assets	(8,784)	—	(8,784)	—	—	—
Impairment of property, plant and equipment	—	—	—	(235)	—	(235)

Revenue in 2006 originated in the U.K. and Ireland and related to one customer in the U.S.

Assets and liabilities
	2007			2006
	UK & Ireland	Rest of world	Total	UK & Ireland	Rest of world	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Segment assets	41,996	258	42,254	49,559	—	49,559
Segment liabilities	(17,876)	(49)	(17,925)	(10,838)	—	(10,838)
Unallocated liabilities:Income tax liabilities	(180)	—	(180)	(153)	—	(153)
Net assets	23,940	209	24,149	38,568	—	38,568

Other segment items:
Capital expenditure on property, plant and equipment	444	—	444	245	—	245
Capital expenditure on intangible assets	20,287	—	20,287	—	—	—
Depreciation	217	—	217	121	—	121

The Group operates as one business segment, research and development.

5.  Exceptional operating expenses

	2007	2006
	$’000	$’000
Impairment of intangible assets	8,784	—
Redundancy	—	277
Property	—	19
Impairment of property, plant and equipment	—	235
Total	8,784	531

On April 24, 2007, we announced top-line results from Amarin’s two Phase III trials of AMR 101 to treat HD. Study data showed no statistically significant difference in either study between AMR 101 and placebo with regard to the primary and secondary endpoints.

While AMR 101 may have potential value in HD, central nervous system disorders and other therapeutic indications, due to the results of the Phase III trials, it was deemed appropriate to write off the AMR 101 intangible asset.

During 2006, the Group recorded reorganization charges to align the business for maximum efficiency. Amarin’s reorganization plan, now completed, has resulted in a reduction in headcount, the relocation of the research and development function to Oxford, England and the consolidation of administrative functions in Dublin, Ireland. In determining the charges to record, the directors made certain estimates and judgments surrounding the amounts ultimately to be paid for the actions the Group has taken or is committed to taking. As at December 31, 2007, all payments in respect of exceptional operating expenses have been made and there are no provisions in respect of exceptional operating expenses.

6.  Operating expenses

	Note	2007	2006
		$’000	$’000
Selling, general and administrative expenses
Administrative and general expenses*		9,794	6,306
Employee benefit expenses		4,736	3,535
Depreciation of property, plant and equipment		217	121
Operating lease expenses		1,260	820
Amortization of intangible assets		169	674
Restructuring costs	5	—	531
Share based compensation	28	3,665	1,475
		19,841	13,462
Impairment of intangible assets	5	8,784	—
Total selling, general and administrative expenses		28,625	13,462

Research and development expenses
General research and development expenses		8,563	12,831
Employee benefit expenses		2,209	1,549
Share based compensation	28	1,336	726
Total research and development expenses		12,108	15,106

Total operating expenses		40,733	28,568

Research and development costs include professional and contractor fees, materials and external services.

* Included in administrative and general expenses is a termination payment to a former director and chief executive officer, Mr. Richard Stewart and a provision relating to the lease of offices at Curzon Street, London, from which Amarin has planned to vacate.

7.  Directors’ emoluments

	2007	2006
	$’000	$’000
Aggregate emoluments	3,688	2,097
Group pension contributions to money purchase schemes	90	294
	3,778	2,391

The Group paid or accrued pension contributions to money purchase pension schemes on behalf of three directors for December 31, 2007 (year to December 31, 2006: two directors).

Mr. Groom waived emoluments in respect of the year ended December 31, 2007 amounting to $50,000 (year to December 31, 2006; $46,000).

Total remuneration of directors (including benefits in kind) includes amounts paid to:

Highest paid director

	2007	2006
	$’000	$’000
Aggregate emoluments*	1,517	815
Group pension contributions to money purchase schemes	60	169
	1,577	984

*Included in aggregate emoluments in 2007, is a termination payment of $908,000.

During each of the years ended December 31, 2007 and 2006 no director exercised options.

Directors emoluments and interests are presented in further detail in “Item 6 — Directors, Senior Management and Employees” in the front section of this document.

8.  Employee information

The average monthly number of persons (including executive directors) employed by the Group during the year was:

	2007 Number	2006 Number
Marketing and administration	17	12
Research and development	8	6
	25	18

	2007	2006
	$’000	$’000
Staff costs (for the above persons):
Wages and salaries	6,075	4,228
Social security costs	566	453
Other pension costs	304	403
	6,945	5,084

Share based payment information is disclosed in note 28.

At the end of 2007, the Group employed 28 people.

The average monthly number of persons (including executive directors) employed by the Company during the year was:

	2007 Number	2006 Number
Marketing and administration	2	3

	2007	2006
	$’000	$’000
Staff costs (for the above persons):
Wages and salaries	677	1,032
Social security costs	121	87
Other pension costs	68	181
	866	1,300

At the end of 2007, the Company employed 1 person.

9.  Finance income

	2007	2006
	$’000	$’000
Interest income on short term bank deposits	1,252	1,344
Foreign exchange gains	630	2,000
	1,882	3,344

For the years ended December 31, 2007 and 2006 the foreign exchange gain resulted primarily from the weakening of the U.S. Dollar against sterling.

10.  Finance costs

	2007	2006
	$’000	$’000
On future investment right	—	2,818
On finance leases	4	2
On 8% convertible debentures	176	—
Impairment on available for sale investments	3	6
	183	2,826

On December 4, 2007 we entered into an agreement to issue three year 8% convertible debentures. Interest is payable quarterly in arrears. See note 21 for further information.

On March 15, 2006 the future investment right which was granted under the May 2005 financing was settled. A charge of $2,818,000 was recorded in 2006, being the movement in the fair value of the future investment right from January 1, 2006 to March 15, 2006.

11.  Loss before taxation

	2007	2006
	$’000	$’000
Loss before taxation is stated after charging/(crediting):
Depreciation/amortization charge for the period:
Intangible assets	169	674
Owned property, plant and equipment	207	111
Property, plant and equipment held under finance leases	10	10
Auditors remuneration:
Auditor’s remuneration for audit of Company and consolidated statutory accounts*	444	408
Auditor’s remuneration for audit of subsidiaries’ statutory accounts*	72	69
Auditor’s service for Sarbanes Oxley	101
Other advisory services	52	4
Taxation Compliance services	43	19
Taxation Advisory services	88	85
Operating lease charges:
Plant and machinery	10	21
Other operating lease charges	1,250	799
Foreign exchange difference	(630)	(2,000)

 * Professional fees of $312,000 were paid to PricewaterhouseCoopers in respect to the acquisition of shares in Ester Neurosciences Limited.  These fees were directly attributable to the transaction and have been capitalized.

In order to maintain the independence of the external auditors, the Board has determined policies as to what non-audit services can be provided by the Group’s external auditors and the approval processes related to them.

12.  Taxation

	2007	2006
	$’000	$’000
Tax on loss before taxation:
United Kingdom corporation tax at 30%:
current year	(837)	(799)

Total current tax credit	(837)	(799)

Total tax credit	(837)	(799)

The following items represent the principal reasons for the differences between corporate income taxes computed at the U.K. statutory tax rate and the total tax charge for the year.

	2007	2006
	$’000	$’000
Loss before taxation	(39,034)	(27,550)
Loss on ordinary activities multiplied by standard rate of corporate tax in the U.K. of 30%	(11,710)	(8,265)
Overseas tax and adjustments in respect of foreign tax rates	521	238
Unrecognized accelerated capital allowances and other timing differences	4,516	7,320
Research and development tax credit relief (rate differences)	734	1,079
Expenses not deductible for tax purposes	5,102	1,171
Total tax credit	(837)	(799)

In the U.K., the applicable statutory rate for corporate income tax was 30% for the years ended December 31, 2007 and 2006.

The corporate tax rate in Ireland is 12.5% for profits on trading activities and 25% for non-trading activities. The corporate tax rate in Israel is 27%.

Tax losses carried forward in Amarin Corporation plc at December 31, 2007 were $43,866,000 (December 31, 2006: $41,697,000) subject to confirmation by U.K. tax authorities. Tax losses carried forward in Amarin Neuroscience Limited at December 31, 2007 were $43,364,000 (December 31, 2006: $42,501,000) subject to confirmation by U.K. tax authorities.

Tax losses carried forward in Amarin Pharmaceuticals Ireland Limited at December 31, 2007 were $13,778,000 (December 31, 2006: $5,440,000) subject to confirmation by Irish tax authorities.

Tax losses carried forward in Ester Neurosciences Limited at December 31, 2007 were $9,189,000 subject to confirmation by Israeli tax authorities.

Deferred tax (Group)

The Group has unrecognized deferred tax asset as follows:
	2007	2006
	$’000	$’000
Accelerated capital allowances	(19,409)	(19,380)
Short term timing differences	(3,446)	(1,143)
Losses	(32,499)	(26,772)
	(55,354)	(47,295)

In 2007 and 2006 high levels of corporate tax losses carried forward and insufficient certainty of future profitability resulted in unrecognized deferred tax assets of $55,354,000 and $47,295,000 respectively. The deferred tax asset of $32,499,000 in respect of losses includes $153,000 of capital loss that can only be utilized against future capital gains.

During the years ended December 31, 2007 and 2006 the reconciling items in arriving at the current tax charge related to accelerated capital allowances, other short term timing differences, tax losses carried forward and expenses not deductible for tax purposes. The main timing difference related to tax losses that were carried forward for set off against future profits of the same trade.

The tax residency of Amarin Corporation plc migrated to Ireland in early 2008. Trading losses not utilized at the date of migration may no longer be available for offset against taxable profits.

13.  Profit/(Loss) for the financial period

As permitted by section 230 of the Companies Acts, the Company’s Income Statement has not been included in these financial statements. Of the consolidated loss attributable to the shareholders of Amarin Corporation plc, a profit of $2,637,000 (December 31, 2006: loss of $7,352,000) has been dealt with in the financial statements of the Company.

14.  Loss per ordinary share

The loss per ordinary share is as follows:
	2007	2006
	$’000	$’000
Loss for the financial year attributable to ordinary shareholders	(38,197)	(26,751)

	U.S. cents	U.S. cents
Basic loss per ordinary share	(3.90)	(3.25)
Diluted loss per ordinary share	(3.90)	(3.25)

	Number	Number
Weighted average number of ordinary shares in issue	9,783,595	8,233,705
Dilutive impact of convertible debentures	—	—
Dilutive impact of share options and warrants outstanding	—	—
Diluted average number of ordinary shares in issue	9,783,595	8,233,705

Basic

Basic loss per share is calculated by dividing the loss attributable to equity holders by the weighted average number of ordinary shares in issue in the year. In 2007, 20,079 (2006: 20,079) shares have been deducted in arriving at the weighted average number of ordinary shares in issue, being the weighted average number of treasury shares for the year.

Diluted

Diluted loss per share is calculated by dividing the loss for the year by the weighted average number of ordinary shares outstanding and, when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, warrants and convertible debt on an as-if-converted basis. The Group reported a net loss from continuing operations in 2007 and 2006. As a result the loss per share is not reduced by dilution. As at December 31, 2007, there were share options and warrants outstanding of 3.2 million shares (2006: 1.9 million shares) which could potentially have a dilutive impact in the future, but which were anti-dilutive in 2007 and 2006. On December 6, 2007 we issued convertible debentures which may be converted into 0.6 million ADSs commencing four months after the date of closing. At December 31, 2007 the convertible debentures had no dilutive effect, however they could potentially have a dilutive impact in the future.

On January 18, 2008 our Ordinary Shares were consolidated on a one-for-ten basis whereby ten Ordinary Shares of 5p each became one Ordinary Share of 50p. The shares and share information above has been adjusted to reflect this share consolidation.

15.  Intangible assets

IPR&D
$’000
Group Cost At January 1, 2006	12,753
Foreign currency adjustment	1,343
At December 31, 2006 and at January 1, 2007	14,096
Acquisitions	19,916
Impairments	(14,096)
At December 31, 2007	19,916
Amortization At January 1, 2006	3,361
Charge for the year	674
Foreign currency adjustment	425
At December 31, 2006 and at January 1, 2007	4,460
Charge for the year	169
Eliminated on impairments	(4,629)
At December 31, 2007	—
Net book value at December 31, 2007	19,916
Net book value at December 31, 2006	9,636
Net book value at January 1, 2006	9,392

Company
IPR&D
$’000
Cost At January 1, 2006	5,895
Foreign currency adjustment	1,343
At December 31, 2006 and at January 1, 2007	7,238
Acquisitions	19,916
Impairments	(7,238)
At December 31, 2007	19,916
Amortization At January 1, 2006	2,816
Charge for the year	232
Foreign currency adjustment	425
At December 31, 2006 and at January 1, 2007	3,473
Charge for the year	58
Eliminated on impairments	(3,531)
At December 31, 2007	—
Net book value at December 31, 2007	19,916
Net book value at December 31, 2006	3,765
Net book value at January 1, 2006	3,079

On December 5, 2007, Amarin Corporation plc, declared its offer for the shares of Ester wholly unconditional and on that date acquired 100% of the outstanding Ester shares (the “Acquisition”). The acquisition was accounted for as an asset acquisition, see note 3 for further information. The carrying value of the Ester intangible asset (“EN101”) at December 5, 2007 was supported by a discounted future cash flow model using a discount factor of 15%. EN101 is protected by a granted composition of matter patent in the U.S. which extends to 2022. We reviewed the carrying value of the Ester intangible asset at December 31, 2007 for impairment and no adjustments are required.

Intangible assets not yet available for use (Ester IPR&D) are not subject to amortization but are tested for impairment at least annually. An impairment loss is recognized if the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is determined using a value in use methodology which is arrived at by discounting the expected future cash flows of the intangible asset.

On April 24, 2007, we announced top-line results from Amarin’s two Phase III trials of AMR 101 to treat HD. Study data showed no statistically significant difference in either study between AMR 101 and placebo with regard to the primary and secondary endpoints. While AMR 101 may have potential value in HD, central nervous system disorders and other therapeutic indications, due to the results of the Phase III trials, it was deemed appropriate to write off the AMR 101 intangible asset. See note 5 for further information.

Of the impairment of $9,467,000 above, $8,784,000 was recognized in the income statement and $683,000 was recognized in the foreign currency translation reserve.

16.  Property, plant and equipment

Group

Cost	Short leasehold	Plant and equipment	Fixtures and fittings	Computer equipment	Total
	$’000	$’000	$’000	$’000	$’000
At January 1, 2006	409	37	192	341	979
Additions	102	11	21	111	245
Impairments	(408)	—	(95)	—	(503)
Disposals	—	(33)	(90)	—	(123)
Foreign exchange adjustments	6	1	1	24	32
At December 31, 2006 and at 1 January 2007	109	16	29	476	630
Additions	152	76	8	232	468
Disposals	—	—	—	—	—
Foreign exchange adjustments	3	3	5	19	30
At December 31, 2007	264	95	42	727	1,128
Accumulated depreciation
At January 1, 2006	165	8	111	235	519
Charge for the year	17	13	21	70	121
Eliminated on disposals	—	(18)	(38)	—	(56)
Eliminated on impairments	(178)	—	(90)	—	(268)
At December 31, 2006 and January 1, 2007	4	3	4	305	316
Charge for the year	40	17	12	148	217
Eliminated on disposals	—	—	—	—	—
At December 31, 2007	44	20	16	453	533
Net book value At December 31, 2007	220	75	26	274	595

At December 31, 2006	105	13	25	171	314

At January 1, 2006	244	29	81	106	460

Plant and equipment includes assets held under finance leases and purchase contracts as follows:

Cost
$’000
At January 1, 2006	33
Disposals	(33)
At December 31, 2006 and January 1, 2007	—
Additions	53
At December 31, 2007	53
Accumulated depreciation At January 1, 2006	8
Charge for the year	10
Disposals	(18)
At December 31, 2006 and January 1, 2007	—
Charge for the year	10
Disposals	—
At December 31, 2007	10
Net book value At December 31, 2007	43
At December 31, 2006	—

During 2006, the Group recorded reorganization charges to align the business for maximum efficiency. Amarin’s reorganization plan, now completed, involved the relocation of the research and development function from Stirling, Scotland to Oxford, England. Property, plant and equipment with a net book value of $235,000 was impaired as a result of the relocation of offices to Oxford.

Company
Cost	Short leasehold	Fixtures and fittings	Computer equipment	Total
	$’000	$’000	$’000	$’000
At January 1, 2006	293	95	246	634
Additions	—	—	13	13
Impairments	(293)	(95)	—	(388)
At December 31, 2006 and at January 1, 2007	—	—	259	259
Additions	—	8	6	14
At December 31, 2007	—	8	265	273
Accumulated depreciation At January 1, 2006	140	85	215	440
Charge for the year	7	5	19	31
Eliminated on impairments	(147)	(90)	—	(237)
At December 31, 2006 and at January 1, 2007	—	—	234	234
Charge for the year	—	1	19	20
At December 31, 2007	—	1	253	254
Net book value At December 31, 2007	—	7	12	19
At December 31, 2006	—	—	25	25

The Company had no property, plant or equipment under finance leases at December 31, 2007 or 2006.

17.  Investments in subsidiaries

Company

Cost At January 1, 2006	$'000 3,191
Inter company movements during the year	19,524
At December 31, 2006 and January 1, 2007	22,715
Gain on strike off of Amarin Pharmaceuticals Company Limited	15,745
Loss on strike off of Ethical Pharmaceuticals (U.K.) Limited	(1,660)
Loss on impairment of investment in subsidiary	(4,593)
IFRS 2 re-charges to subsidiaries during the period	5,641
Other inter company movements during the year	22,288
At December 31, 2007	60,136

Interest in group undertakings at December 31, 2007
			Proportion of nominal
			value of issued share
	Country of		capital held by the
	incorporation
Name of Undertaking	or registration	Description of shares held	Group	Company
			%	%
Amarin Neuroscience Limited	Scotland	4,000,000 £1 ordinary shares	100	100
Amarin Pharmaceuticals Ireland Limited	Ireland	100 €1 ordinary shares	100	100
Amarin Finance Limited	Bermuda	11,991 $1 ordinary shares	100	100
Ester Neurosciences Limited	Israel	1,320,264 NIS 0.01 ordinary shares	100	100
		440,526 NIS 0.01 “A” redeemable convertible preference shares	100	100
		1,121,145 NIS 0.01 “B” redeemable convertible preference shares	100	100

Ester Neurosciences Limited was acquired on December 5, 2007 and was accounted for as an asset acquisition (see note 3).

Amarin Finance Limited was incorporated on June 23, 2006 as a fully owned subsidiary of Amarin Corporation plc.

Group undertakings during the year had the following nature of business:

Research and development companies

Amarin Neuroscience Limited.
Amarin Pharmaceuticals Ireland Limited.
Ester Neurosciences Limited.

Non trading companies

Amarin Finance Limited.
Ethical Pharmaceuticals (U.K.) Limited. This company was struck off in March 2007.

Intermediate holding company

Amarin Pharmaceuticals Company Limited. This company was struck off in March 2007.

As a result of the strike off of Amarin Pharmaceuticals Company and Ethical Pharmaceuticals (U.K.) Limited, the Company recognized a net gain of $14,085,000 due to the cancellation of inter company loans.

18.  Inventory

	Group		Company
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
Raw materials and consumables	982	414	—	—
Provision	(982)	(414)	—	—
Net realizable value	—	—	—	—

At December 31, 2007 full provision was made against raw materials and consumables which comprise AMR 101 for commercial use. An amount of $568,000 was expensed to the income statement in 2007 relating to the provision against AMR 101 raw materials and consumables.

19.  Other current assets

	Group		Company
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000

Corporation tax receivable	1,704	1,617	—	—

Other current assets
Other debtors	840	456	625	271
Prepayments and accrued income	881	716	434	499
	1,721	1,172	1,059	770

Corporation tax receivable relates to tax credits for research and development held within Amarin Neuroscience Limited.

No provision or charge against bad or doubtful debts has been made during 2007 or 2006. Included in prepayments at December 31, 2007 is an amount of $19,973 for director’s fees paid in advance to one of our non-executive directors, Dr. William Mason.

20.  Available for sale investments

$’000
At January 1, 2006	24
Impairments recorded in the income statement	(6)
At December 31, 2006	18
Impairments recorded in the income statement	(3)
At December 31, 2007	15

The Group holds an investment in Antares Pharma Inc. (“Antares”) (formerly Medi-Ject Corporation), which is listed on the American Stock Exchange (AMEX) in the United States. At December 31, 2007, the market value of this investment was $15,000 (December 31, 2006: $18,000).

21.  Borrowings

On December 4, 2007, the company entered into an agreement to issue $2.75 million 8% convertible debentures. Net proceeds amounted to approximately $2.6 million after deducting transaction costs. The holders of the debentures have the option to convert their debentures into American Depository Shares (“ADSs”) at any time on or after April 6, 2008 and up to December 6, 2010 at $0.48 per ADS ($4.80 post share consolidation effective January 18, 2008), a conversion rate of 2083.33 ADSs for every $1,000 principal amount of the debentures. The 8% debentures may be redeemed at par at the company’s option at any time before April 6, 2008. Mandatory redemption will occur if a financing takes place or there is a change of control of the Company. If the debentures have not been converted, they will be redeemed on December 6, 2010. Interest of 8% is paid quarterly up until that settlement date. In addition, the debenture holders received warrants to purchase 2.3 million ADSs at an exercise price of $0.48 per ADS ($4.80 post share consolidation effective January 18, 2008). Notwithstanding any redemption of the debentures, the warrants will remain outstanding.

The fair value of the liability component was calculated using a market interest rate for an equivalent non-convertible debenture. The fair value of the Company's redemption option was determined using a Monte Carlo model and was nil at December 4, 2007 and December 31, 2007.

Gross proceeds received from the issue of the convertible debentures have been split between the liability element and an equity component, representing the fair value of the embedded option to convert the liability into equity as follows:

Group and Company

	2007	2006
	$’000	$’000
Gross proceeds of convertible debentures issued	2,750	—
Liability component at the date of issue	(2,055)	—
Equity and warrants component	695

Attributable to:
Fair value of warrants component	550	—
Fair value of equity component	145	—
Liability component at the date of issue	695	—

The difference between the carrying amount of the liability component at the date of issue and the amount reported in the balance sheet at December 31, 2007 represents the change in amortized cost under the effective interest rate method. The fair value of the liability component was calculated using three years based on the terms of the contract. The expected life is four months from the date of issue as management expect a financing to be completed by the end of this period. Transaction costs of $217,000 have been allocated to the liability and equity component based on the relative fair values of these components on the date of issue.

22.  Accrued and other liabilities

	Group		Company
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000

Trade creditors	3,462	2,096	841	396

Current liabilities
Obligations under finance leases	10	—	—	—
Corporation tax payable	—	94	—	94
Other taxation and social security payable	180	153	60	45
Other creditors	206	162	86	129
Accruals and deferred income	6,337	8,216	3,284	1,546
	6,733	8,625	3,430	1,814

Included in accruals and deferred income is an amount for $941,000 which relates to a termination payment to a former director and chief executive officer, Mr. Richard Stewart.

23.  Other liabilities

	Group		Company
	2007	2006	2006	2007
	$’000	$’000	$’000	$’000
Obligations under finance leases	36	—	—	—

Analysis of repayments

The future minimum lease payments to which the Group and the Company are committed under finance leases are as follows:

	Group		Company
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
Not later than one year	13	—	—	—
Later than one year and not later than five years	40	—	—	—
Less: future finance charges on finance leases	(7)	—	—	—
	46	—	—	—
Less: current maturities	(10)	—	—	—
Long-term maturity	36	—	—	—

Finance lease liabilities are in respect of office equipment with lease terms of five years. Finance lease liabilities are effectively secured obligations, as the rights to the leased asset revert to the lessor in the event of default. The fair value of the finance lease liabilities is not materially different to their carrying value.

24.  Provisions

Group and Company
	Ester milestone	Onerous lease	National insurance	Total
	$’000	$’000	$’000	$’000
At January 1, 2006	—	220	15	235
Charged to the income statement	—	—	218	218
Released to the income statement	—	(69)	(114)	(183)
At December 31, 2006	—	151	119	270
Capitalized to intangible assets	4,756	—	—	4,756
Charged to the income statement	—	957	—	957
Released to the income statementts	—	(41)	(119)	(160)
At December 31, 2007	4,756	1,067	—	5,823

At December 31, 2007 provisions due within one year was $5,217,000 (December 31, 2006: $160,000). Provisions greater than one year was $606,000 (December 31, 2006: $110,000). The provision for the Ester milestone of $4,756,000 at December 31, 2007 relates to the fair value of the contingent consideration payable to former Ester shareholders on the achievement of a certain milestone as a result of the acquisition of Ester Neurosciences Limited on December 5, 2007. The achievement of this milestone is considered to be probable and is recognized as a liability. See note 3 for further information.

At December 31, 2007 it was decided to vacate our premises at Curzon Street, London. We are obliged to pay rent, service charges and rates to the end of the lease which expires on March 20, 2010. We have fully provided for these costs.

In December 2005 we had a lease at a premises in Ely, Cambridgeshire which became onerous. We are obliged to pay rent, service charges and rates to the end of the lease which expires in November 2014. We have fully provided for these costs.

The provision for employer’s National Insurance contributions relates to amounts due on the exercise of certain share options held by employees which will accumulate over the vesting period of the relevant options. Due to the decline in the share price during the year, there is no provision for National Insurance at December 31, 2007.

25.  Financial risk management

The Group and Company’s activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), liquidity and credit risk. There is no material price risk for the Group and Company. Details of the Group’s financial instruments with regard to liquidity risk, interest rate risk and foreign currency risk are disclosed in the following sections to this note. It has been, and continues to be, the policy of the Board to minimize the exposure of the Group to these risks.

The Group and Company use certain derivative instruments to hedge exposures from time to time.

The Group has available financial instruments including borrowings, finance leases, cash and other liquid resources, and various items, such as receivables, trade payables, that arise directly from its operations.

The balance sheet positions at December 31, 2007 and 2006 is representative of the position throughout the period as cash and short-term investments, loans and shares fluctuate considerably depending on when fund-raising activities have occurred.

Liquidity risk

The Group has historically financed its operations through a number of equity finances. The Group has, where possible, entered into long term borrowing facilities in order to protect short term liquidity. More recently, Amarin has raised finance by offerings of ordinary shares and convertible debentures and intends to obtain additional funding through earning license fees from existing and new partners for its drug development pipeline, the receipt of proceeds from the exercise of outstanding warrants and options and/or completing further equity-based financings.

The table below analyses the Group and Company’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. With the exception of borrowings, all the amounts disclosed in the table are equal to their carrying balances as the impact of discounting is not significant. The amounts disclosed for borrowings are the contractual undiscounted cash flows and hence will not agree to the amount disclosed on the balance sheet.

Group

At December 31 2007	Less than	Between 1	Between 2	Over 5
	1 year	and 2 years	and 5 years	years
	$’000	$’000	$’000	$’000
Borrowings	220	220	2,970	—
Trade and other payables	10,187	—	—	—
Finance Leases	13	13	27	—

At December 31 2006	Less than	Between 1	Between 2	Over 5
	1 year	and 2 years	and 5 years	years
	$’000	$’000	$’000	$’000
Borrowings	—	—	—	—
Trade and other payables	10,627	—	—	—

Company

At December 31 2007	Less than	Between 1	Between 2	Over 5
	1 year	and 2 years	and 5 years	years
	$’000	$’000	$’000	$’000
Borrowings	220	220	2,970	—
Trade and other payables	4,271	—	—	—

At December 31 2006	Less than	Between 1	Between 2	Over 5
	1 year	and 2 years	and 5 years	years
	$’000	$’000	$’000	$’000
Borrowings	—	—	—	—
Trade and other payables	2,115	—	—	—

Credit risk

The Group and Company is exposed to credit-related losses in the event of non-performance by third parties to financial instruments. Credit risk arises predominantly from cash and cash equivalents. For banks and institutions, only independently rated parties with a minimum rating of ‘A’ are accepted. All banks used by the Group and Company are ‘AA’ rated.

Creditor payment policy

It is Amarin’s normal procedure to agree terms of transactions, including payment terms, with suppliers in advance. Payment terms vary, reflecting local practice throughout the world. It is Amarin’s policy that payment is made on time, provided suppliers perform in accordance with the agreed terms.

Amarin’s policy follows the DTI’s Better Payment Policy, copies of which can be obtained from the Better Payments Group’s website.

Interest rate risk profile of financial liabilities

The Group’s financial liabilities comprised trade and other payables, borrowings and finance leases.

	2007				2006
	Floating Rate	Fixed Rate	No Interest	Total	Floating Rate	Fixed Rate	No Interest	Total
	$000	$000	$000	$000	$000	$000	$000	$000
Sterling	—	46	5,144	5,190	—	—	6,795	6,795
Euro	—	—	2,290	2,290	—	—	1,300	1,300
U.S. Dollar	—	2,750	2,704	5,454	—	—	2,532	2,532
NIS	—	—	49	49	—	—	—	—
Total	—	2,796	10,187	12,983	—	—	10,627	10,627

The Company’s financial liabilities comprised trade and other payables, borrowings and finance leases.

	2007				2006
	Floating Rate	Fixed Rate	No Interest	Total	Floating Rate	Fixed Rate	No Interest	Total
	$000	$000	$000	$000	$000	$000	$000	$000
Sterling	—	—	1,972	1,972	—	—	1,833	1,833
Euro	—	—	813	813	—	—	130	130
U.S. Dollar	—	2,750	1,486	4,236	—	—	152	152
Total	—	2,750	4,271	7,021	—	—	2,115	2,115

Interest rate risk profile of financial assets

The Group’s financial assets comprise cash, other receivables, short-term deposits and available for sale investments.

	2007				2006
	Floating Rate	Fixed Rate	No Interest	Total	Floating Rate	Fixed Rate	No Interest	Total
	$000	$000	$000	$000	$000	$000	$000	$000
Sterling	9,046	—	343	9,389	23,773	—	288	24,061
Euro	606	—	46	652	5,102	—	50	5,152
U.S. Dollar	8,666	—	79	8,745	7,945	—	115	8,060
NIS	—	—	57	57	—	—	—	—
Total	18,318	—	525	18,843	36,820	—	453	37,273

The Company’s financial assets comprise cash, other receivables, short-term deposits and available for sale investments.

	2007				2006
	Floating Rate	Fixed Rate	No Interest	Total	Floating Rate	Fixed Rate	No Interest	Total
	$000	$000	$000	$000	$000	$000	$000	$000
Sterling	8,950	—	176	9,126	22,635	—	133	22,768
Euro	173	—	1	174	4,638	—	14	4,652
U.S. Dollar	8,189	—	79	8,268	7,464	—	115	7,579
Total	17,312	—	256	17,568	34,737	—	262	34,999

The floating rate financial assets comprise cash balances. The majority of cash is generally held in floating rate accounts earning interest based on relevant national LIBID equivalents.

Interest sensitivity analysis

If interest rates had been 50 base points higher/lower and all other variables were constant, loss for the year ended December 31, 2007 would decrease/increase by $119,000 (2006: decrease/increase by $166,000). This is attributable to the Group and Company’s exposure to interest rates on its cash balances.

Foreign currency risk profile

The Group and Company undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise.

The carrying amounts of the group’s foreign currency denominated monetary assets and liabilities at year ended December 31, 2007 are as follows:

	Financial Assets	Financial Liabilities
	$’000	$’000
Sterling	9,389	5,190
Euro	652	2,290
NIS	57	49
	10,098	7,529

The carrying amounts of the group’s foreign currency denominated monetary assets and liabilities at year ended December 31, 2006 are as follows:

	Financial Assets	Financial Liabilities
	$’000	$’000
Sterling	24,061	6,795
Euro	5,152	1,300
NIS	—	—
	29,213	8,095

The carrying amounts of the Company’s foreign currency denominated monetary assets and liabilities at year ended December 31, 2007 are as follows:

	Financial Assets	Financial Liabilities
	$’000	$’000
Sterling	9,126	1,972
Euro	174	813
	9,300	2,785

The carrying amounts of the Company’s foreign currency denominated monetary assets and liabilities at year ended December 31, 2006 are as follows:

	Financial Assets	Financial Liabilities
	$’000	$’000
Sterling	22,768	1,833
Euro	4,652	130
	27,420	1,963

Foreign currency sensitivity analysis

The Group and Company are mainly exposed to euro and sterling. The following table details the group’s sensitivity to a ten per cent increase and decrease in the unit of currency.

Impact on Profit or Loss of the Group
	2007	*	2006	*
	$’000		$’000
Sterling	420		1727
Euro	164		385
NIS	1		—

	Impact on Profit or Loss of the Company
	2007	*	2006	*
	$’000		$’000
Sterling	715		2,094
Euro	64		452

* This is mainly attributable to the exposure outstanding on sterling and euro.

The Group and Company expect the primary currency to continue to be U.S. Dollars as the level of U.S. Dollar denominated financial assets and liabilities, including cash balances, increases as a result of future equity financings and/or license fees from partnering its drug development pipeline. We hold, and will continue to hold funds in currencies other than the U.S. Dollar, principally pounds sterling, euro and shekel to meet future expenditure requirements.

Capital risk management

The Group and Company’s objective when managing capital are to safeguard the Group and Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Group and Company is primarily funded through equity and debt financing. Management believe that this method is sufficient to manage our capital requirements.

Fair values of financial assets and liabilities

The fair values of financial assets and liabilities have been established using the market rate where available. For those instruments without a market value a discounted cash flow approach has been used based on a cost of capital of 15%. There is no significant difference between the fair value and the carrying value of the Group's financial assets and liabilities as at December 31, 2007.

At December 31, 2007 and 2006, the Group had no overdraft facilities. The Group has no undrawn committed borrowing facilities as at December 31, 2007.

26.  Called-up share capital

	2007	2006
	$’000	$’000
Authorized 1,559,144,066 ordinary shares of £0.05 each (1,559,144,066 ordinary shares of £0.05 each for December 31, 2006)	125,319	125,319
440,855,934 preference shares of £0.05 (December 31, 2006: 440,855,434)	40,566	40,566
	165,885	165,885
Allotted, called up and fully paid
139,057,370 ordinary shares of £0.05 each (December 31, 2006: 90,684,230)	12,942	7,990

On January 18, 2008 our Ordinary Shares were consolidated on a one-for-ten basis whereby ten Ordinary Shares of £0.05 each became one Ordinary Share of £0.50. The shares and share related information above and below has not been adjusted to give effect to this one-for-ten Ordinary Share consolidation.

Issue of share capital

In April 2007, the Company issued 420,000 shares due to the exercise of warrants of nominal value $42,000 in aggregate for the total consideration of $600,600. These warrants were issued as part of the financing completed in December 2005.

On June 1, 2007, the Company issued a total of 6,156,406 ordinary £0.05 shares in consideration for $3,700,000 (nominal value $610,000) and warrants to purchase 615,643 shares with an exercise price of $0.72 per share in a registered direct offering, the proceeds of which will be used to fund the combined operations of the Amarin group.

On June 1, 2007, the Company and an affiliate of a former shareholder, Southridge Capital entered into an equity line of credit agreement. A one time fee of $300,000 was paid to Southridge in connection with the agreement through the issuance of 499,168 ordinary shares (nominal value $49,000). The agreement provides Amarin with the option to draw down up to a total of $15.0 million of additional equity funding from time to time over a three year period. The amounts to be drawn down under the equity line of credit agreement are influenced by the average share price and traded share volumes in the valuation period. As of December 31, 2007, no amounts have been drawn down on this facility.

On December 5, 2007, the Company issued a total of 16,290,900 ordinary £0.05 shares in consideration for $5,376,000 (nominal value $1,677,000) and warrants to purchase 10,437,112 shares with an exercise price of $0.48 per share in a registered direct offering, the proceeds of which will be used to fund the combined operations of the Amarin Group.

On December 4, 2007, the Company issued a total of 25,000,000 ordinary £0.05 shares in consideration for the acquisition of Ester Neurosciences Limited (nominal value $2,574,000). See note 3 for further information.

In the twelve months to December 31, 2007, the Company issued 6,666 shares due to the exercise of share options of nominal value $600 in aggregate for a total consideration of $8,000.

On January 23, 2006, the Group issued a total of 840,000 ordinary £0.05 shares in consideration for $2,100,000 (nominal value of $75,000) in a private equity placement, the proceeds of which were used to fund the combined operations of the Amarin Group.

On March 31, 2006 the Group issued 2,383,293 ordinary £0.05 shares in consideration for $4,171,000 (nominal value $207,000) raised in a registered direct financing which was completed pursuant to pre-existing contractual commitments arising from a previously completed financing in May 2005, the proceeds of which were used to fund the combined operations of the Amarin Group.

On October 23, 2006 the Group issued 8,965,600 ordinary £0.05 shares in consideration for $18,738,000 (nominal value $845,000) raised in a private offering of equity, the proceeds of which were be used to fund the combined operations of the Amarin Group.

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

As at December 31, 2007, Amarin had 440,855,934 Preference Shares of £0.05 each forming part of its authorized share capital. Pursuant to an authority given by the shareholders at the 2007 Annual General Meeting Amarin’s board of directors has the authority to issue up to 440,855,934 preference shares of £0.05. Pursuant to article 6 of the articles of association, the Preference Shares may be issued in one or more separate series, each of which will constitute a separate class of shares. The board of directors has the authority under article 5 of the articles of association to issue Preference Shares with such rights and subject to such restrictions and limitations as the directors shall determine including dividend rights, conversion rights, voting rights, rights and terms of redemption, and liquidation preference, any or all of which may be greater than the rights of the ordinary shares. As at December 31, 2007, Amarin’s board of directors had not issued any such preference shares.

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

On May 16, 2008, pursuant to articles 5 and 6 of the articles of association, the board of directors resolved that:

●	80 of the 5 pence Preference Shares be consolidated and divided into 8 Preference Shares with a nominal value of 50 pence each; and

●
the Preference Shares with a nominal value of 50 pence each to be issued and allotted to subscribers shall be known as "Series A Preference Shares" and shall be issued with the rights, and subject to the restrictions and limitations, set out in forms 128(1) and 128(4) filed with Companies House in the U.K. in May 2008.

The Series A Preference Shares

Eight Series A Preference Shares have been designated for issuance and were issued to certain investors in the first tranche of a two-tranche private placement in May of 2008.

Pursuant to the rights of the Series A Preference Shares, the consent of the holders of at least two-thirds of the Series A Preference Shares is required to increase the number of members on our Board to more than eight (8) or, after the time the additional director described below is required to be added to the Board, to more than nine (9).  Holders of the Series A Preference Shares are entitled to elect four (4) members to our Board (the “Series A Directors”).  In voting for the Series A Directors other than at a general meeting of shareholders, the voting power of the Series A Preference Shares will be determined pro rata among the holders thereof based on each such holder’s ownership of Ordinary Shares as a percentage of all Ordinary Shares owned by the Series A Holders.  In voting for the Series A Directors at a general meeting, each holder of Series A Preference Shares will be entitled to a number of votes equal to (x) five (5) times the number of Ordinary Shares then outstanding times (y) such holder’s percentage ownership of all the Ordinary Shares owned by the Series A Holders.  Except as described herein, the Series A Preference Shares do not entitle holders thereof to vote at general meetings of shareholders.

If an additional director who is mutually acceptable to the directors who are not Series A Directors, on the one hand, and the majority of the Series A Directors, on the other hand, is not appointed to the Board by August 22, 2008 or such a mutually acceptable director ceases to serve on the Board and is not replaced within 60 days, then the holders of the Series A Preference Shares will be entitled to elect a fifth Series A Director to serve until replaced by such a mutually acceptable director.

The majority of the Series A Directors also have the right to approve the composition of any committee of the Board, so long as such committee has an equal number Series A Directors and directors who are not Series A Directors.  Consent of the majority of the Series A Directors will be required in order to change the quorum necessary for transaction of business by the Board to any number other than six (6), comprising three (3) Series A Directors and three (3) directors who are not Series A Directors.

Each holder of Series A Preference Shares has a right of first refusal to purchase its pro rata share of any offering by us of Ordinary Shares or other capital stock, or securities convertible or exchangeable therefor, on the same terms as the other investors participating in such offering, subject to certain exceptions (which include issuances pursuant to approved option plans or, in certain cases, our existing equity line of credit).

The Series A Preference Shares will be automatically converted into Ordinary Shares at a rate of one Ordinary Share per Series A Preference Share if the holders of the Series A Preference Shares (including affiliates) cease to hold 33% of the Ordinary Shares purchased by them in the first and second tranches of the private placement or if the second tranche thereof is not funded and, if the second tranche is funded, as to any holder thereof that does not fund its pro rata share of such second tranche.

The consent of the holders of at least two-thirds of the Series A Preference Shares is required to issue any additional Series A Preference Shares, amend or alter the rights of the Series A Preference Shares, amend or alter certain of our Articles of Association if the effect thereof would be adverse or inconsistent with the specific rights of the Series A Preference Shares or authorize any additional equity securities which would have the effect of amending, altering or granting rights identical or superior to the specific rights of the Series A Preference Shares.

The Series A Preference Shares are not redeemable and rank pari passu with our Ordinary Shares with respect to dividends and rights on a liquidation, winding-up or dissolution.

27.  Options and warrants over shares of Amarin Corporation plc

Number of share options outstanding over £0.05 Ordinary Shares*	Note	Date Option Granted	Exercise price per Ordinary Share*	Number of share options repriced at US$5.00 per Ordinary Share	Number of share options repriced at US$0.44 per Ordinary Share
			US$	(Note 1)	(Note 20)
100,000	1	23 November 1998	25.00	100,000	—
250,000	2	23 November 1998	5.00	—	—
5,000	3	2 March 1999	7.22	—	—
5,500	4	7 September 1999	3.00	—	—
37,500	4	1 April 2000	3.00	—	—
10,000	3	7 April 2000	3.00	—	—
5,000	4	23 May 2000	3.00	—	—
3,293	4	26 September 2000	3.00	—	—
10,000	3	19 February 2001	6.13	—	—
45,000	6	4 June 2001	8.65	—	—
15,000	6	2 July 2001	10.00	—	—
6,000	6	27 July 2001	12.88	—	—
186,500	6,7	23 January 2002	17.65	—	—
80,000	8	18 February 2002	13.26	—	—
20,000	7	1 May 2002	19.70	—	—
15,000	7	1 May 2002	21.30	—	—
5,000	7	19 July 2002	8.81	—	—
15,000	7	5 September 2002	3.33	—	—
60,000	7	6 November 2002	3.46	—	—
221,667	9	6 November 2002	3.10	—	—
105,933	10	24 February 2003	3.17	—	—
40,000	6	29 April 2003	2.82	—	—
10,000	7	2 July 2003	3.37	—	—
70,000	6	21 November 2003	2.38	—	—
375,000	6	7 July 2004	0.85	—	—
170,000	11	21 July 2004	0.84	—	—
210,000	12	8 October 2004	1.25	—	—
19,125	13	8 October 2004	1.25	—	—
20,000	6	29 November 2004	2.40	—	—
100,000	14	28 February 2005	3.04	—	—
100,000	14	28 February 2005	3.04	—	—
350,000	15	28 February 2005	3.04	—	—
10,000	6	28 March 2005	2.43	—	—
150,000	21	10 June 2005	1.30	—	—
200,000	16	10 June 2005	1.30	—	—
200,000	17	28 June 2005	1.09	—	—
160,000	6	28 June 2005	1.09	—	—

Number of share options outstanding over £0.05 Ordinary Shares*	Note	Date Option Granted	Exercise price per Ordinary Share*	Number of share options repriced at US$5.00 per Ordinary Share	Number of share options repriced at US$0.44 per Ordinary Share
				(Note 1)	(Note 20)
20,000	6	13 July 2005	1.37	—	—
20,000	6	1 September 2005	1.44	—	—
10,000	6	9 September 2005	1.42	—	—
20,000	6	20 September 2005	1.49	—	—
100,000	6	27 September 2005	1.50	—	—
10,000	18	28 October 2005	1.38	—	—
325,000	19	2 December 2005	1.16	—	—
10,000	6	12 December 2005	1.18	—	—
120,000	6	11 January 2006	1.35	—	—
431,000	6	12 January 2006	1.53	—	—
100,000	21	16 January 2006	1.95	—	—
200,000	6	16 January 2006	1.95	—	—
80,000	6	27 January 2006	2.72	—	—
100,000	6	3 February 2006	3.46	—	—
20,000	6	20 March 2006	3.26	—	—
30,000	5	7 April 2006	2.86	—	—
40,000	6	5 May 2006	2.95	—	—
20,000	6	6 June 2006	2.38	—	—
10,000	6	10 July 2006	2.40	—	—
10,000	6	28 July 2006	2.45	—	—
10,000	6	20 September 2006	2.65	—	—
10,000	6	25 October 2006	2.23	—	—
2,721,666	6,20	8 December 2006	2.30	—	2,721,666
266,666	20,21	8 December 2006	2.30	—	266,666
20,000	6,20	8 January 2007	2.27	—	20,000
20,000	6,20	12 February 2007	1.87	—	20,000
20,000	6,20	19 February 2007	1.83	—	20,000
20,000	6,20	21 February 2007	1.87	—	20,000
175,000	6,20	23 February 2007	1.80	—	175,000
75,000	6,20	8 March 2007	1.82	—	75,000
75,000	6,20	15 March 2007	2.49	—	75,000
600,000	6,20	2 April 2007	2.30	—	600,000
650,000	6,20	9 April 2007	2.49	—	650,000
350,000	6,20	11 April 2007	3.00	—	350,000
50,000	6	4 June 2007	0.60	—	—
450,000	6	2 August 2007	0.44	—	—
150,000	6	28 August 2007	0.46	—	—
30,000	6	11 September 2007	0.52	—	—
50,000	6	12 September 2007	0.54	—	—
10,804,850				100,000	4,993,332

Notes:

*
On June 21, 2004, each of the issued ordinary shares of £1 each was sub-divided and converted into one ordinary share of £0.05 and one deferred share of £0.95. Additionally, each authorized but unissued share of £1 each was sub-divided into 20 ordinary shares of £0.05 each.

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

1.
When granted these options were to become exercisable in tranches upon the Group’s share price achieving certain pre-determined levels. On February 9, 2000, the Group’s remuneration committee approved the re-pricing of these 100,000 options to an exercise price of US$0.50 per share (US$5.00 per share following the conversion of the nominal value of ordinary shares from 10p to £1 in 2002; the 2004 conversion discussed above has no effect on the exercise price), and the Group entered into an amendment agreement on the same day amending the exercise price and also removing the performance criteria attached to such options. These options are currently exercisable and remain exercisable until November 23, 2008.

2.	Of these options 80% became exercisable immediately and 20% after six months from date of grant and are exercisable until ten years from date of grant.

3.	These options are exercisable now and remain exercisable until November 30, 2008.

4.	These options were granted to a former employee of Amarin Corporation plc, are now exercisable and expire on November 30, 2008.

5.	These options were granted to a former employee of Amarin Corporation plc. These options became exercisable on the date of grant and expire on May 31, 2009.

6.	These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant.

7.
These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date employment commences. The options expire 10 years from the date of the grant.

8.	These options became exercisable in October 2005 and expire on March 31, 2009.

9.
These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant. Of these options 26,667 were immediately vested in October 2005 and expiry dated March 31, 2009.

10.
These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant. Of these options 65,933 were immediately vested in October 2005 and expiry dated March 31, 2009.

11.
These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant. Of these options 125,000 were immediately vested in October 2005 and expiry dated March 31, 2009.

12.
Of these options, 40,000 were issued to a consultant and 170,000 were issued to employees of Amarin Neuroscience Limited (formerly Laxdale Limited) on the date of acquisition by the Group and become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant. Of these options, 5,125 were immediately vested in June 2005 with expiry dated January 31, 2007.

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

20.
Following the significant decline in the Company's stock price as a result of the disappointing outcome of the two Phase III studies of AMR 101 conducted by the Company in Huntington’s Disease, the Remuneration Committee (the “Committee”) reviewed the effect of that decline on certain awards of stock options previously made to Directors, employees and the Board's Scientific Advisor under the Company's 2002 Stock Option Plan and has determined that, in order to incentivise Directors, employees and the Board's Scientific Advisor in relation to future performance and to re-align their interests with those of the Company's shareholders, the option exercise price stated in all Award Agreements relating to stock options granted in the period from December 8, 2006 to April 11, 2007 should be amended so that it will be equal to the sale price of the Company's American Depositary Receipts at market close on NASDAQ on the last trading day preceding a meeting of the Committee to be convened as soon as practicable following the AGM. The Committee was conscious that shareholders may potentially be sensitive to the making of such amendments to the Award Agreements and considers it appropriate that the shareholders approve the Committee’s action in making such amendments.  At the Annual General Meeting held on July 19, 2007, a resolution to the above affect was approved by the shareholders. On August 2, 2007 the Remuneration Committee approved the amendment. The new strike price for these stock options was set at $0.44.

21.
On December 19, 2007 (“Termination Date”), Rick Stewart, Amarin’s Chief Executive Officer resigned. Mr Stewart’s vested options became exercisable for a period of 12 months following the Termination Date in accordance with the terms of the 2002 Stock Option Plan and upon the expiration of such 12 month period, Mr. Stewart’s vested options shall cease to be exercisable and shall expire. Mr Stewart’s options which had not vested as at the Termination Date expired and accordingly are no longer exercisable after the Termination Date and accordingly, expired on the Termination Date.

Warrants in shares of Amarin Corporation plc

At December 31, 2007, warrants have been granted over ordinary shares as follows:

Number of warrants outstanding	Note	Date warrant granted	Exercise price per ordinary share	Share price at date of issue	Fair value per warrant at date of issue
313,234	1	27 January 2003	US$3.48	US$2.84	US$2.13
500,000	2	25 February 2004	US$1.90	US$1.68	US$1.28
8,463,246	3	21 December 2005	US$1.43	US$1.19	US$0.91
294,000	4	26 January 2006	US$3.06	US$2.72	US$2.10
175,000	5	27 April 2007	US$1.79	US$1.82	US$1.49
615,643	6	1 June 2007	US$0.72	US$0.60	US$0.49
30,000	7	21 June 2007	US$0.60	US$0.54	US$0.37
10,000	8	29 November 2007	US$0.34	US$0.36	US$0.30
10,437,112	9	4 December 2007	US$0.48	US$0.36	US$0.24
20,838,235

(1)	During January 2003, 313,234 warrants were issued to Security Research Associates Inc. and may be exercised between 27 January 2004 and 26 January 2008.

(2)
In February 2004, all debt obligations due to Elan were settled by a cash payment of $17,195,000 (part of which represented the cost of acquiring Zelapar that was concurrently sold to Valeant) and the issuance of a loan note for $5,000,000 and 500,000 warrants granted to Elan at a price of $1.90 and exercisable from 25 February 2004 to 25 February 2009. During September 2004, Elan sold its remaining interests in Amarin to Amarin Investment Holding Limited, an entity controlled by Amarin’s Chairman and Chief Executive Officer, Mr. Thomas Lynch. These interests included Elan’s equity interest, the $5,000,000 loan note and the 500,000 warrants.

(3)
During December 2005, 9,135,034 warrants were issued to those investors at a rate of approximately 35% of shares acquired. These warrants were granted at a price of $1.43 and are exercisable from 19 June 2006 to 21 December 2010. If our trading market price is equal to or above $4.76, as adjusted for any stock splits, stock combinations, stock dividends and other similar events, for each of any twenty consecutive trading days, then the Group at any time thereafter shall have the right, but not the obligation, on 20 days’ prior written notice to the holder, to cancel any unexercised portion of this warrant for which a notice of exercise has not yet been delivered prior to the cancellation date.

(4)
During January 2006, via the private placement referred to in note 26, 240,000 warrants were issued to those investors at a rate of approximately 35% of shares acquired. These warrants were granted at a price of $3.06 and are exercisable from 25 July 2006 to 26 January 2011. If our trading market price is equal to or above $10.20, as adjusted for any stock splits, stock combinations, stock dividends and other similar events, for each of any twenty consecutive trading days, then the Group at any time thereafter shall have the right, but not the obligation, on 20 days’ prior written notice to the holder, to cancel any unexercised portion of this warrant for which a notice of exercise has not yet been delivered prior to the cancellation date.

(5)
In April 2007, 175,000 warrants were issued in consideration for termination and release of certain contractual obligations and a license of certain intellectual property rights pursuant to an agreement between NeuroStat, Amarin Pharmaceuticals Ireland Limited, Amarin Corporation plc and Tim Lynch. These warrants were granted at a price of $1.79 and are exercisable from April 27, 2007 to January 17, 2014. The fair value of these warrants were expensed to the income statement in accordance with IFRS 2.

(6)
During June 2007, via the registered direct offering referred to in note 26, 615,643 warrants were issued to those investors at a rate of approximately 10% of shares acquired.  These warrants were granted at a price of $0.72 and are exercisable from June 1, 2007 to May 31, 2012. If our trading market price is equal to or above $1.80, as adjusted for any stock splits, stock combinations, stock dividends and other similar events, for each of any twenty consecutive trading days, then the Group at any time thereafter shall have the right, but not the obligation, on 20 days’ prior written notice to the holder, to cancel any unexercised portion of this warrant for which a notice of exercise has not yet been delivered prior to the cancellation date.

(7)
During June 2007, 30,000 warrants were issued in consideration for advisory services performed by ProSeed pursuant to an advisory services agreement between ProSeed and Amarin Corporation plc.  These warrants were granted at a price of $0.60 and are exercisable from June 21, 2007 to June 20, 2010. The fair value of these warrants were expensed to the income statement in accordance with IFRS 2. If our trading market price is equal to or above $1.80, as adjusted for any stock splits, stock combinations, stock dividends and other similar events, for each of any twenty consecutive trading days, then the Group at any time thereafter shall have the right, but not the obligation, on 20 days’ prior written notice to the holder, to cancel any unexercised portion of this warrant for which a notice of exercise has not yet been delivered prior to the cancellation date.

(8)
During November 2007, 10,000 warrants were issued in consideration for consulting services performed by Strategic Pharmaceuticals Solutions, Inc., pursuant to the Consulting Agreement, dated as of July 31, 2007, by and among Amarin Pharmaceuticals Ireland Limited, a wholly owned subsidiary of the Company, and the Strategic Pharmaceuticals Solutions, Inc. The fair value of these warrants were expensed to the income statement in accordance with IFRS 2. These warrants were granted at a price of $0.34 and are exercisable from November 29, 2007 to November 28, 2012.

(9)
During December 2007, via the registered direct offering referred to in note 26, 8,145,446 warrants were issued to those equity investors at a rate of approximately 50% of shares acquired and 2,291,666 warrants were issued to those convertible debt investors at a rate of approximately 40% of debt acquired.  These warrants were granted at a price of $0.48 and are exercisable from December 4, 2007 to December 3, 2012. If our trading market price is equal to or above $0.915, as adjusted for any stock splits, stock combinations, stock dividends and other similar events, for each of any twenty consecutive trading days, then the Group at any time thereafter shall have the right, but not the obligation, on 20 days’ prior written notice to the holder, to cancel any unexercised portion of this warrant for which a notice of exercise has not yet been delivered prior to the cancellation date.  Per the warrant agreement, if at any time prior to December 6, 2009, the Company issues Ordinary Shares, securities convertible into ADSs or Ordinary Shares, warrants to purchase ADSs or Ordinary Shares or options to purchase any of the foregoing to a third party (other than any Exempt Issuance) at a price that is less than, or converts at a price that is less than, $3.66 (such lesser price, the “Down-round Price”), then the Exercise Price shall be adjusted to equal 130% of the Down-round Price.  On May 14, 2008, we announced a private placement of Ordinary Shares for up to $60.0 million. The first tranche from new investors of $28.0 million closed on May 19, 2008 (see note 33  for further details). These warrants have therefore been re-priced to $2.99 per share from their original grant price of $4.80 per share (post share consolidation effective January 18, 2008).

28. Share-based compensation

The Amarin Corporation plc 2002 Stock Option Plan came into effect on January 1, 2002. The term of the plan is ten years, and no award shall be granted under the plan after January 1, 2012.

The plan is administered by the remuneration committee of our board of directors. A maximum of 8,000,000 Ordinary Shares may be issued under the plan. This limit was increased to 8,986,439 Ordinary Shares by the Remuneration Committee of the Group on December 6, 2006, pursuant to section 4(c) of the Plan to prevent dilution of the potential benefits available under the Plan as a result of certain discounted share issues. This limit was further increased to 12,000,000 Ordinary Shares at an Extraordinary General Meeting held on January 25, 2007. This limit was further increased to 18,000,000 Ordinary Shares at an Annual General Meeting held on July 19, 2007. Directors, employees, officers, consultants and independent contractors are eligible persons under the plan.

Effective January 1, 2006, IFRS 2 was adopted and the comparative amounts were restated where applicable. The operating loss includes a non cash charge of $5.0 million for the year ended December 31, 2007 in respect of share-based compensation. The charge for the year is spilt $3.7 million and $1.3 million between selling, general and administration and research and development respectively. The corresponding figure the year ended December 31, 2006 is $2.2 million (spilt $1.5 million and $0.7 million between selling, general and administration and research and development respectively). The adoption of IFRS 2 has no impact on the net assets of the Group.

Following the significant decline in the Company's stock price as a result of the disappointing outcome of the two Phase III studies of AMR 101 conducted by the Company in Huntington’s disease, the Remuneration Committee (“Committee”) reviewed the effect of that decline on certain awards of stock options previously made to Directors, employees and the Board’s Scientific Advisor under the Company's 2002 Stock Option Plan and has determined that, in order to incentivise Directors, employees and the Board’s Scientific Advisor in relation to future performance and to re-align their interests with those of the Company's shareholders, the option exercise price stated in all Award Agreements relating to stock options granted in the period from December 8, 2006 to April 11, 2007 should be amended so that it would be equal to the sale price of the Company's American Depositary Receipts at market close on NASDAQ on the last trading day preceding a meeting of the Committee to be convened as soon as practicable following the 2007 Annual General Meeting (“2007 AGM”). The Committee was conscious that shareholders might potentially be sensitive to the making of such amendments to the Award Agreements and considered it appropriate that the shareholders approve the Committee’s action in making such amendments.  At the 2007 AGM held on July 19, 2007, a resolution to the above affect was approved by the shareholders. On August 2, 2007, the Committee approved the amendment of the exercise price of 5,526,666 stock options held by employees to $0.44 from original exercise prices ranging between $1.80 and $3.00 per share. The incremental fair value was the fair value of the options at the date of the amendment of the exercise price, based on the new exercise price less the fair value of the options at the date of the amendment of the exercise price, based on the original exercise price. This incremental fair value was then expensed over the remaining vesting period of the options, in addition to the expense originally recognized. As a result of the amendment, under IFRS 2, the company has recognized incremental compensation expense related to the increase in fair value due to the modification of $143,000 in the twelve months to December 31, 2007. The total incremental compensation expense at the date of modification was $368,000.

In December 2007, we entered in to a Collaboration Agreement with ProSeed Capital Holdings CVA (“Proseed”).  Pursuant to this agreement we agreed to pay Proseed 975,000 ordinary shares in consideration for advisory services performed by Proseed in respect of the acquisition of Ester (see note 3).  The fair value of these shares is $350,000 which corresponds to 975,000 ordinary shares at $0.36 per share determined with reference to the price of our ADSs on the Nasdaq Capital Market on December 4, 2007, the date prior to the closing of the Ester acquisition.

A summary of activity under the 2002 Stock Option Plan for the years ended December 31, 2007 and December 31, 2006 is as follows:

	2007 Options	2007 Weighted average exercise price	2006 Options	2006 Weighted average exercise price *
		$		$
Outstanding at January 1,	8,964,975	1.99	4,821,952	3.55
Granted	2,735,000	0.45	4,907,666	0.88
Exercised	(6,666)	1.25	(694,643)	1.49
Lapsed	(888,459)	0.93	(70,000)	8.79
Outstanding at December 31,	10,804,850	1.69	8,964,975	1.99
Exercisable at December 31,	5,113,073	2.75	2,677,308	4.28

* Comparative information for December 31, 2006 has been updated to reflect the option exercise price amendment described above.

During the 12 months ended December 31, 2007 and December 31, 2006 all options were granted at the market price. Options outstanding and exercisable at the 12 months ended December 31, 2007 and December 31, 2006 had the following attributes:

	2007 options	2007 Weighted average exercise price	2006 options	2006 Weighted average exercise price *
		$		$
Outstanding at December 31, Options granted at market price	9,759,390	1.11	7,919,515	1.32
Options granted at a discount to the market price	697,793	8.01	697,793	8.01
Options granted at a premium to the market price	347,667	5.25	347,667	5.25
Exercisable at December 31, Options granted at market price	4,067,613	1.64	1,631,848	2.47
Options granted at a discount to the market price	697,793	8.01	697,793	8.01
Options granted at a premium to the market price	347,667	5.25	347,667	5.25

* Comparative information for December 31, 2006 has been updated to reflect the option exercise price amendment described above.

The weighted average fair value of the stock options granted during the year ended December 31, 2007 was $1.37 (December 31, 2006: $1.58).

For the 12 months ended December 31, 2007, we received $8,000 from the exercise of share options. During the 12 months ended December 31, 2007, 888,459 options forfeited.

On December 19, 2007, Richard Stewart, Amarin’s Chief Executive Officer resigned. Mr. Stewart’s vested options became exercisable for a period of 12 months following December 19, 2007 in accordance with the terms of the 2002 Stock Option Plan and upon the expiration of such 12 month period, Mr. Stewart’s vested options shall cease to be exercisable and shall be forfeited. Mr. Stewart’s options which had not vested as at December 19, 2007 have forfeited and accordingly are no longer exercisable.

The following assumptions were used to estimate the fair values of options granted:

	Year ended December 31 2007	Year ended December 31 2006
Risk free interest rate (percentage)	4.58	4.47
Volatility (percentage)	100%	98%
Expected forfeiture rate (percentage)	5%	5%
Dividend yield	—	—
Expected option life	4	4
Forced exercise rate (percentage)	10%	10%
Minimum gain for voluntary exercise rate (percentage)	33%	33%
Voluntary early exercise at a minimum gain rate (percentage)	50%	50%

Employee stock options generally vest over a three-year service period. Employee Stock Options are equity settled. Compensation expense recognized for all option grants is net of estimated forfeitures and is recognized over the awards’ respective requisite service periods. The fair values relating to all options granted were estimated on the date of grant using the Binomial Lattice option pricing model. Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility. This is based on analysis of daily price changes over a four year measurement period from the period end, December 31, 2007. We used historical exercise data based on the age at the grant of the option holder to estimate the option’s expected term, which represents the period of time that the options granted are expected to be outstanding. The risk free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. We recognize compensation expense for the fair values of those awards which have graded vesting on an accelerated recognition basis.

In 2007, the Group did not accelerate the vesting of any options. In 2006, the Group accelerated the vesting of 118,750 options held by terminated employees. The Group recorded an expense of $84,000 in 2006 for options with accelerated vesting terms. The unvested component of these options has been expensed in the period in which the employees were terminated.

Exercise price ($)	Date of Expiry	Number Outstanding at December 31, 2007	Number Exercisable at December 31, 2007	Number Outstanding at December 31, 2006	Number Exercisable at December 31, 2006
0.54	12-Sep-17	50,000	-	-	-
0.52	11-Sep-17	30,000	-	-	-
0.46	28-Aug-17	150,000	-	-	-
0.44	2-Aug-17	300,000	-	-	-
0.44	2-Aug-17	150,000	-	-	-
0.60	4-Jun-17	50,000	-	-	-
0.44	11-Apr-17	350,000	-	-	-
0.44	9-Apr-17	650,000	-	-	-
0.44	2-Apr-17	600,000	-	-	-
0.44	15-Mar-17	75,000	-	-	-
0.44	8-Mar-17	75,000	-	-	-
0.44	23-Feb-17	175,000	-	-	-
0.44	21-Feb-17	20,000	-	-	-
0.44	19-Feb-17	20,000	-	-	-
0.44	12-Feb-17	20,000	-	-	-
0.44	8-Jan-17	20,000	-	-	-
0.44	7-Dec-16	2,721,666	907,222	3,521,666	-
2.23	24-Oct-16	10,000	3,333	10,000	-

Exercise price ($)	Date of Expiry	Number Outstanding at December 31, 2007	Number Exercisable at December 31, 2007	Number Outstanding at December 31, 2006	Number Exercisable at December 31, 2006
2.65	19-Sep-16	10,000	3,333	10,000	-
2.45	27-Jul-16	10,000	3,333	10,000	-
2.40	9-Jul-16	10,000	3,333	10,000	-
2.38	5-Jun-16	20,000	6,667	20,000	-
2.95	4-May-16	40,000	13,333	40,000	-
2.86	6-Apr-16	30,000	30,000	30,000	-
3.26	19-Mar-16	20,000	6,667	20,000	-
3.46	3-Feb-16	100,000	33,333	100,000	-
2.72	27-Jan-16	80,000	26,667	80,000	-
1.95	16-Jan-16	200,000	66,667	500,000	-
1.53	12-Jan-16	431,000	143,667	431,000	-
1.35	11-Jan-16	120,000	40,000	120,000	-
1.18	12-Dec-15	10,000	6,667	10,000	3,333
1.16	2-Dec-15	325,000	216,667	325,000	108,333
1.50	27-Sep-15	100,000	66,667	100,000	33,333
1.49	20-Sep-15	20,000	13,333	20,000	6,667
1.42	9-Sep-15	10,000	6,667	10,000	3,333
1.44	1-Sep-15	20,000	13,333	20,000	6,667
1.37	13-Jul-15	20,000	13,333	20,000	6,667
1.09	28-Jun-15	200,000	200,000	200,000	200,000
1.09	28-Jun-15	160,000	106,667	160,000	53,333
1.30	10-Jun-15	200,000	100,000	500,000	-
2.43	28-Mar-15	10,000	6,667	10,000	3,333
3.04	28-Feb-15	550,000	433,333	550,000	316,667
2.40	28-Nov-14	20,000	20,000	20,000	13,333
1.25	7-Oct-14	40,000	40,000	40,000	26,667
0.84	20-Jul-14	170,000	170,000	170,000	113,333
0.85	6-Jul-14	375,000	375,000	375,000	250,000
2.38	21-Nov-13	70,000	70,000	70,000	70,000
3.37	22-Jul-13	10,000	10,000	10,000	10,000
2.82	28-Apr-13	40,000	40,000	40,000	40,000
3.17	23-Feb-13	40,000	40,000	40,000	40,000
6.13	18-Feb-13	10,000	10,000	10,000	10,000
3.10	5-Nov-12	45,000	45,000	45,000	45,000
3.33	16-Aug-12	15,000	15,000	15,000	15,000
3.46	18-Jul-12	60,000	60,000	60,000	60,000
8.81	15-May-12	5,000	5,000	5,000	5,000
13.26	3-Mar-12	80,000	80,000	80,000	80,000
19.70	10-Feb-12	20,000	20,000	20,000	20,000
17.65	22-Jan-12	36,500	36,500	36,500	36,500
21.30	30-Sep-11	15,000	15,000	15,000	15,000
12.88	26-Jul-11	6,000	6,000	6,000	6,000
10.00	1-Jul-11	15,000	15,000	15,000	15,000
8.65	3-Jun-11	45,000	45,000	45,000	45,000
1.38	28-Oct-10	10,000	10,000	10,000	10,000
1.25	31-Mar-09	189,125	189,125	195,791	195,791
3.17	31-Mar-09	65,933	65,933	65,933	65,933
3.10	31-Mar-09	26,667	26,667	26,667	26,667
0.44	19-Dec-08	266,666	266,666	-	-

Exercise price ($)	Date of Expiry	Number Outstanding at December 31, 2007	Number Exercisable at December 31, 2007	Number Outstanding at December 31, 2006	Number Exercisable at December 31, 2006
1.95	19-Dec-08	100,000	100,000	-	-
1.30	19-Dec-08	150,000	150,000	-	-
3.10	19-Dec-08	150,000	150,000	150,000	150,000
17.65	19-Dec-08	150,000	150,000	150,000	150,000
7.22	30-Nov-08	5,000	5,000	5,000	5,000
3.00	30-Nov-08	51,293	51,293	51,293	51,293
3.00	30-Nov-08	10,000	10,000	10,000	10,000
5.00	23-Nov-08	250,000	250,000	250,000	250,000
5.00	23-Nov-08	100,000	100,000	100,000	100,000
1.25	31-Jan-07	-	-	5,125	5,125

		10,804,850	5,113,073	8,964,975	2,677,308

29.  Capital commitments

Capital expenditure that has been contracted for but has not been provided for in the financial statements amounted to $nil at December 31, 2007 (December 31, 2006: $nil).

30.  Financial commitments

The Group and Company had future minimum payments under non-cancellable operating leases as follows:

	2007 Land and buildings		2006 Land and buildings
	Group	Company	Group	Company
	$’000	$’000	$’000	$’000
Not later than one year	1,278	715	1,235	687
Later than one year and not later than five years	2,755	1,714	3,637	2,096
Later then five years	496	496	741	741
	4,529	2,925	5,613	3,524

The Group and Company’s minimum sublease payments receivable under non-cancellable operating subleases are as follows:

	2007 Land and buildings		2006 Land and buildings
	Group	Company	Group	Company
	$’000	$’000	$’000	$’000
Not later than one year	265	265	260	260
Later than one year and not later than five years	562	562	812	812
Later then five years	—	—	—	—
	827	827	1,072	1,072

On April 27, 2001 the Group acquired a nine year lease for premises in London, U.K. In prior years the rental was £105,500 per annum (approximately $182,000). In November 2005, the rental on these premises was subject to review and was increased to £112,000 per annum (approximately $193,000). There was no increase during the financial year ended December 31, 2007.

The Group has annual commitments under non-cancellable operating leases relating to plant and machinery which expire between two and five years. The annual amount payable, per annum for rent is £1,782 (approximately $3,600).

On July 4, 2006 Amarin Neuroscience Limited entered into an operating lease relating to land and buildings which expires on July 3, 2009. The annual amount payable is £130,500 (approximately $256,000) with an annual increase of 2% thereafter.

On January 22, 2007 Amarin Pharmaceuticals Ireland Limited entered into a twenty year operating lease relating to land and buildings which can be cancelled after 5 years. The annual rent payable is £114,000 (approximately ($229,000).

Amarin Neuroscience Limited has annual commitments under non-cancelable operating leases relating to plant and machinery which will expire within one year. The annual amount payable, per annum is £1,489 (approximately $3,000). This lease expired on February 28, 2008.

Following the acquisition of Laxdale Limited on October 8, 2004, further consideration may become payable upon marketing approval being obtained for approval of products (covered by Laxdale’s intellectual property) by the U.S. Food and Drug Administration (“FDA”) and European Medicines Agency (“EMEA”) approval. The first approval obtained in the U.S. and Europe would result in additional consideration of £7,500,000 payable (approximately $14,980,000 at 2007 year end exchange rates) for each approval to the vendors of Laxdale Limited. The second approval obtained in the U.S. and Europe would result in additional consideration of £5,000,000 payable (approximately $9,987,000 at 2007 year end exchange rates) for each approval, to the vendors of Laxdale Limited. Such additional consideration may be paid in cash or shares at the sole option of each of the vendors.

In November 2005 we entered into a supplemental manufacturing and supply agreement with Nisshin Pharma Inc. for the production of materials required for our products. The remaining purchase obligations at December 31, 2007 under this agreement, was $674,000.

In May 2006, we signed an agreement with Dr. Anthony Clarke (a related party – see note 34) in respect of certain patents and other intellectual property rights relating to a formulation of the compound, Apomorphine. Under the assignment agreement a total of £742,000 ($1,482,000) is payable on the achievement of certain milestones.

In March 2007, we acquired a global license to develop and market a novel, nasal lorazepam formulation for the out-patient treatment of emergency seizures in epilepsy patients. This formulation utilizes the patent protected NanoCrystal® Technology from Elan Corporation, plc ((“Elan”) a related party – see note 34). Under the terms of the agreement, the Company will pay Elan success based development, filing and approval milestones totaling $5.2 million plus royalties on net sales.

Following the acquisition of Ester Neurosciences Limited on December 5, 2007 further consideration may become payable if the following milestones are achieved:

•
$5 million, payable, at Amarin’s option, in cash or shares upon achievement of Milestone Ia – Monarsen Phase II in MG study meeting its study objectives: Efficacy – having a QMG score of one or more of the three doses being superior to Mestinon as compared to the baseline by at least 10%; Safety – no major adverse drug related side effects. The fair value of this milestone payment is included in accrued expenses and other liabilities as it is probable that this milestone will be achieved.

•
$6 million payable, at Amarin’s option, in cash or shares upon successful completion of Monarsen Phase II MG study program with adequate efficacy and safety data that fully supports the commencement of a Phase III program in the U.S.

•
$6 million payable, in cash, upon successful completion of the U.S. Phase III clinical trial program (to include successful completion of long term studies) enabling NDA filing for Monarsen for MG in the U.S, Milestone II.

If Milestone Ia is successfully achieved, a time limit date is triggered for Milestone II being the date which falls two years following the achievement of Milestone Ib (“Time Limit Date”).  If on the Time Limit Date, Milestone II has not yet been achieved (other than by reason of failure to meet primary endpoints in any Phase III Clinical Study or a delay in completing the U.S. Phase III Clinical Study caused by certain Monarsen-related factors), Amarin will pay the Sellers $3 million in cash with the remaining $3 million being payable whenever Milestone II is achieved.  In addition, if the Milestone Ib Price is greater than or equal to $1 ($10 post share consolidation effective January 18, 2008), no Time Limit Date will apply.

The Company sublet properties under operating lease agreements which terminate in 2011. There are no contingent based rents included in the income statement.

31.  Contingent liabilities

The Group is not presently subject to any litigation where the potential risk of significant liability arising from such litigation is considered to be more than remote.

32.  Pensions

The Group operates a number of defined contribution money purchase pension schemes for certain eligible employees. The assets of the schemes are held separately from those of the Group in independently administered funds. The pension cost charge represents contributions paid and payable by the Group to the fund and amounted to $304,000 for the year ended December 31, 2007 (year to December 31, 2006: $403,000). At the year end there was a liability of $nil (December 31, 2006: liability of $nil).

33.  Post balance sheet events

On January 18, 2008 our Ordinary Shares were consolidated on a one-for-ten basis whereby ten Ordinary Shares of 5p each became one Ordinary Share of 50p.

On March 3, 2008 we signed an exclusive license with Scarista Limited (“Scarista”) for the development and commercialization rights to a broad intellectual property portfolio in the field of lipid science. The transaction consideration comprises an upfront fee to Scarista of $0.5 million and royalties upon commercialization.

On May 14, 2008 we announced a private placement of ADSs (each representing one Ordinary Share) with several new institutional and accredited investors and potentially certain current and former directors of the Company, for up to $60.0 million funded under two equal tranches. The first tranche from new investors of $28.0 million closed on May 19, 2008 and was settled by the issuance of 12,173,914 Ordinary Shares and 8 new Preference Shares. See Note 26 for further details on Preference Shares.

       The investors will have an option to provide up to $28.0 million in a second tranche upon completion of certain business milestones by the Company, potentially over the next 12 months. Certain current and former directors have indicated an interest in investing up to $4.0 million in the placement, also over two tranches bringing the potential total of the placement up to $60.0 million.

Certain of the investors were entitled to join Amarin's board of directors.  On May 16, 2008, Drs. Doogan, Kukes, Walsh and Lachman, Prof. Hall and Messrs. Cooke and Groom resigned from the board. On the same date Drs. James Healy, Carl Gordon, Srinivas Akkaraju and Eric Aguiar were appointed to the board. The new board appointments are effective upon the closing of the first tranche of the financing.

34.  Related party transactions

We have a related party relationship with our subsidiaries (see note 17), directors and executive officers and certain parties outlined below. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

All of the below transactions were approved in accordance with our policy for related party transactions. Our policy in 2007 and 2006 was to require Audit Committee review and approval of all transactions involving a potential conflict of interest, followed by the approval of the Audit Committee or of a majority of the board of directors who do not have a material interest in the transaction.

All of the related part transactions below are in respect of the Group and the Company with the exception of (A) Elan and (D) Apomorphine which are in respect of the Group only.

A.  Elan

In February 2007, our audit committee reviewed and approved, Amarin Pharmaceuticals Ireland Limited (“APIL”), a subsidiary of the Group, entering into development and license agreement with Elan Pharma International Limited, a subsidiary of Elan Corporation, plc (“Elan”), ultimately signed on March 6, 2007, whereby APIL licensed from Elan rights to develop and market a novel, NanoCrystal® nasal formulation of lorazepam for the out-patient treatment of emergency seizures in epilepsy patients. Mr. Shane Cooke, chief financial officer of Elan is a connected person to Mr. Alan Cooke, our president and chief operating officer, and under Nasdaq rules this transaction was deemed to be a related party transaction. Under the terms of the agreement, we may pay Elan success based development, filing and approval milestones totaling $5.2 million plus royalties on net sales. No payments were made to Elan during the year ended December 31, 2007.

B.  Financings

Future investment right

Several of the Group’s directors and officers subscribed for approximately 0.7 million ordinary shares in March 2006 in a registered direct financing. The offer was completed pursuant to certain pre-existing contractual commitments of the Group to investors that participated in a previously completed financing in May 2005.

Registered direct offering

Several of the Company’s directors and officers subscribed for approximately 1.0 million ordinary shares and warrants to subscribe for approximately 0.1 million ordinary shares in June 2007 in a registered direct financing.

Public offerings

Several of the Company’s directors and officers subscribed for approximately 4.4 million ordinary shares and warrants to subscribe for approximately 2.2 million ordinary shares in a public offering in December 2007.

In a second offering in December 2007, Dr. Michael Walsh, a director of the Company, purchased $0.25 million in aggregate principal amount of three-year convertible Debentures and IIU Limited, a company in which Dr. Walsh is a director, purchased $2.5 million in aggregate principal amount of three-year convertible Debentures. These Debentures may be converted into approximately 0.5 million and 5.2 million ordinary shares respectively, commencing four months after the date of closing (December 6, 2007) at a conversion price of $0.48 per ordinary share, ($4.80 post share consolidation effective Janaury 18, 2008) which is a 30% premium to the 5-day volume weighted average closing price of our ordinary shares on December 3, 2007. The Debentures will bear interest at a rate of 8% per annum, payable quarterly in arrears. In addition, the Debenture holders will also receive five-year warrants to purchase approximately 0.2 million and 2.1 million ordinary shares respectively at an exercise price of $0.48 ($4.80 post share consolidation effective Janaury 18, 2008).  Per the warrant agreement, if at any time prior to December 6, 2009, the Company issues Ordinary Shares, securities convertible into ADSs or Ordinary Shares, warrants to purchase ADSs or Ordinary Shares or options to purchase any of the foregoing to a third party (other than any Exempt Issuance) at a price that is less than, or converts at a price that is less than, $3.66 (such lesser price, the “Down-round Price”), then the Exercise Price shall be adjusted to equal 130% of the Down-round Price. On May 14, 2008, we announced a private placement of Ordinary Shares for up to $60.0 million. The first tranche from new investors of $28.0 million closed on May 19, 2008 (see note 33 for further details). These warrants have therefore been re-priced to $2.99 per share from their original grant price of $4.80 per share (post share consolidation effective January 18, 2008).  The convertible Debentures will be required to be repaid from the financing outlinded above.

C.  Icon

At December 31, 2007 Sunninghill Limited, a company controlled by Dr. John Climax, held 9.4 million shares and 1.6 million warrants in Amarin (which was approximately 7% of Amarin’s entire issued share capital) and Poplar Limited, a company controlled by Dr. Climax, held approximately 5% of Icon plc. During 2005 the Group entered into an agreement with Icon Clinical Research Limited (a company wholly owned by Icon Plc) whereby Icon were appointed as Amarin’s contract research organization to manage and oversee its European Phase II study on AMR 101 (Trend 2) and to assist Amarin in conducting its U.S. Phase III on AMR 101 (Trend 1). At December 31, 2007 Amarin had incurred costs of $7.0 million ($1.9 million for the 12 months ended December 31, 2007) with respect of direct costs to Icon. At the year end, no amount is included in accruals or accounts payable for direct costs payable to Icon. In addition the Group also reimbursed Icon for $2.6 million of pass-through costs which Icon settle on behalf of Amarin.

Our Chairman and Chief Executive Officer, Mr. Thomas Lynch has served as an outside director of Icon since January 1996. He is also a member of Icon’s audit committee, compensation committee and nominations committee. On March 20, 2006 Dr. Climax subsequently became a non-executive director of Amarin.

In November 2006, our audit committee reviewed and approved APIL, a subsidiary of the Group entering into a Master Services Agreement with Icon Clinical Research (U.K.) Limited whereby Icon Clinical Research (U.K.) would provide due diligence services to Amarin Pharmaceuticals Ireland Limited on ongoing licensing opportunities on an ongoing basis.

In December 2006, our audit committee reviewed and approved Amarin Neuroscience Limited, entering into a supplemental agreement with Icon Clinical Research Limited whereby Icon Clinical Research Limited would conduct a one year E.U. open label follow-up study to the Phase III study in Huntington’s disease.

In February 2007, our audit committee reviewed and approved Amarin Neuroscience Limited, a subsidiary of the Group, entering into a supplemental agreement with Icon Clinical Research Limited to amend the number and location of patient activity in the E.U. Phase III clinical trial.

D.  Apomorphine

In May 2006, our audit committee reviewed and approved an assignment agreement between APIL and Dr. Anthony Clarke in respect of certain patents and other intellectual property rights relating to a formulation of the compound, Apomorphine. Dr. Clarke, who was our Vice President of Clinical Development, was the developer of this target product opportunity independently of the Group. Under the assignment agreement APIL agreed to pay Dr. Clarke initial consideration of £42,000 ($84,000) and a further £742,000 ($1,484,000) in milestone payments on the achievement of certain milestones. The assignment agreement also provided for APIL to pay Dr. Clarke royalties as a percentage of net sales if we were to sell or license the product. The royalty percentages applicable are dependant on the level of net sales achieved.

E.  Transactions with Directors and Executive Officers

The total compensation of our key management, defined as directors and executive officers was as follows:

	2007 US$’000	2006 US$’000
Short-term employee benefits	4,569	3,361
Post-employment benefits	—	—
Share-based compensation	2,300	1,045
Total	6,869	4,406

There are no service contracts greater than one year in existence between any of the directors and executive officers of Amarin.

Mr. Thomas Lynch

In March 2007, Amarin’s remuneration committee reviewed and approved a consultancy agreement between the Company and Dalriada Limited in relation to the provision by Dalriada Limited to the Company of corporate consultancy services, including consultancy services relating to financing and other corporate finance matters, investor and media relations and implementation of corporate strategy. Under the Consultancy Agreement, the Company pays Dalriada Limited a fee of £240,000 per annum for the provision of the consultancy services. An additional amount of £195,000 was also approved by the remuneration committee of which £75,000 was paid during the year ended December 31, 2007 in respect of consultancy services.

Dalriada Limited is owned by a family trust, the beneficiaries of which include Mr. Thomas Lynch, Amarin Chairman and Chief Executive Officer, and family members.

Arrangements with Former Directors

Mr. Richard Stewart

On December 19, 2007, Mr. Stewart resigned as Chief Executive Officer and Executive Director of Amarin. Pursuant to the terms of a compromise agreement between Amarin and Mr. Stewart, Amarin agreed to pay Mr. Stewart £402,500 ($804,000) in respect of a termination payment and bonus, £10,673 ($21,000) in respect of 10 days accrued but untaken holiday entitlement, other expenses of £4,000 ($8,000) and £37,338 ($75,000) in respect of accrued pension entitlement up to the date of termination, December 19, 2007.

As at the December 19, 2007 Mr. Stewart had 1,166,666 vested share options under our 2002 Stock Option Plan. Pursuant to the terms of the compromise agreement, Mr. Stewart’s vested share options will be exercisable for a period of 12 months following December 19, 2007 in accordance with the terms of our 2002 Stock Option Plan and upon the expiration of such 12 month period, Mr. Stewart’s vested options will cease to be exercisable and will expire.

As at December 19, 2007 Mr. Stewart had 883,334 unvested share options under our 2002 Stock Option Plan. Pursuant to the terms of the compromise agreement, it was provided that Mr. Stewart’s share options which were not vested as at December 19, 2007 would not vest and would not become exercisable after December 19, 2007 and accordingly, would expire on December 19, 2007.

The compromise agreement was reviewed and approved by the members of our remuneration committee.

Other than the transactions listed above, there are no other related party transactions with our Directors and Executive Officers or Former Directors.

35.  Reconciliations on transition to IFRS

As stated in Note 1, this is our first full set of consolidated and parent company financial statements prepared in accordance with the recognition and measurement principles of IFRS as adopted by the E.U. and as issued by the IASB. The accounting policies set out in Note 2 have been applied in preparing the consolidated financial statements for the years ended December 31, 2007 and 2006, and in the preparation of an opening balance sheet at January 1, 2006, our date of transition.

The transition date to IFRS for the Group is 1 January 2006 ("the Transition Date"), being the start of the period of comparative information. IFRS 1 requires the Group to determine its IFRS accounting policies and apply these retrospectively to determine the opening balance sheet position at the date of transition to IFRS. Details of the IFRS 1 exemptions being adopted are as follows:

IFRS 3 “Business Combination”

The Group has elected not to apply IFRS 3 “Business Combinations” to combinations which took place prior to the Transition Date.

IFRS 2 “Share-Based Payments”

IFRS 1 provides an exemption which allows entities to only apply IFRS 2 “Share Based Payments” to share based payment awards granted after November 7, 2002 and which had not vested as at January 1, 2005. The Group has elected to apply this exemption.

IFRS 5 “Asset available for sale”

IFRS 5 provides for an exemption which allows entities to apply the standard prospectively. The Group has elected not to apply IFRS 5 retrospectively.

IAS 39 “Fair Value Measurement of Financial Assets and Liabilities”

IFRS 1 provides an exemption which allows the fair values of financial assets and liabilities to be measured at time of initial recognition with no restatement. The Group elected to apply this exemption.

The following reconciliations provide a quantification of the effect of the transition to IFRS from previously reported U.K. GAAP on:

(i) Consolidated balance sheet at January 1, 2006
(ii) Consolidated income statement for the year ended December 31, 2006
(iii) Consolidated balance sheet at December 31, 2006
(iv) Parent company balance sheet at January 1, 2006
(v) Parent company balance sheet at December 31, 2006
(vi) Explanatory notes

(i) Reconciliation of impact of IFRS on the Consolidated Balance Sheet as at January 1, 2006 (opening balance sheet at date of transition to IFRS)

	Previously reported under UK GAAP	IAS 19 Employee Benefits	IAS 21 Foreign Currency	IAS 32/39 Financial Instruments	IAS 39 Financial Instruments	IAS 32/39 Financial Instruments	Cumulative effect of Transition to IFRS at Jan 1, 2006	As stated under IFRS
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
BALANCE SHEET		Note 1	Note 2	Note 3	Note 4	Note 5
ASSETS
Non-current assets
Property, plant and equipment	460	-	(7)	-	-	-	(7)	453
Intangible assets	9,627	-	(235)	-	-	-	(235)	9,392
Available for sale investment	-	-	-	-	24	-	24	24
Total non-current assets	10,087	-	(242)	-	24	-	(218)	9,869

Current assets
Current tax recoverable	1,312	-	-	-	-	-	-	1,312
Other current assets	1,454	-	-	-	-	-	-	1,454
Cash and cash equivalents	33,907	-	-	-	-	-	-	33,907
Total current assets	36,673	-	-	-	-	-	-	36,673

Total assets	46,760	-	(242)	-	24	-	(218)	46,542

LIABILITIES
Non-current liabilities
Provisions	15	-	-	-	-	-	-	15
Other liabilities	165	-	-	-	-	-	-	165
Total non-current liabilities	180	-	-	-	-	-	-	180

Current liabilities
Trade payables	779	-	-	-	-	-	-	779
Derivative liability	-	-	-	883	-	-	883	883
Accrued expenses and other liabilities	7,221	78	-	-	-	-	78	7,299
Total current liabilities	8,000	78	-	883	-	-	961	8,961
Total liabilities	8,180	78	-	883	-	-	961	9,141

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	6,778	-		-	-	-	-	6,778
Share premium	124,097	-	-	(1,238)	-	(9,620)	(10,858)	113,239
Share based payments reserve	2,623	-	-	-	-	-	-	2,623
Warrant reserve	-	-	-	-	-	9,620	9,620	9,620
Capital redemption reserve	27,633	-	-	-	-	-	-	27,633
Treasury shares	(217)	-	-	-	-	-	-	(217)
Foreign currency translation reserve	-	-	697	-	-	-	697	697
Retained earnings	(122,334)	(78)	(939)	355	24	-	(638)	(122,972)
Total shareholders' equity	38,580	(78)	(242)	(883)	24	-	(1,179)	37,401

Total shareholders' equity and liabilities	46,760	-	(242)	-	24	-	(218)	46,542

(ii) Reconciliation of impact of IFRS on the Consolidated Income Statement for the year ended December 31, 2006

	Previously reported under UK GAAP	IAS 19 Employee Benefits	IAS 21 Foreign Currency	IAS 32/39 Financial Instruments	IAS 39 Financial Instruments	Cumulative effect of Transition to IFRS in the year	As stated under IFRS
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
		Note 1	Note 2	Note 3	Note 4

Revenue	500	-	-	-	-	-	500
Research & development	(17,186)	73	2,007	-	-	2,080	(15,106)
Selling, general & administrative expenses	(14,475)	5	1,008	-	-	1,013	(13,462)
Operating loss	(31,161)	78	3,015	-	-	3,093	(28,068)

Finance income	3,444	-	(100)	-	-	(100)	3,344
Finance costs	(2)	-	-	(2,818)	(6)	(2,824)	(2,826)

Loss before taxation	(27,719)	78	2,915	(2,818)	(6)	169	(27,550)
Tax credit	799					-	799

Lossattributable to equity holders of the parent	(26,920)	78	2,915	(2,818)	(6)	169	(26,751)

Loss per Ordinary Share (pre-share consolidation)*	(0.33)						(0.32)
Loss per Ordinary Share (post-share consolidation)*	(3.27)						(3.25)

Diluted loss per Ordinary Share (pre-share consolidation)*	(0.33)						(0.32)
Diluted loss per Ordinary Share (post-share consolidation)*	(3.27)						(3.25)

*On January 18, 2008, our Ordinary Shares were consolidated on a one-for-ten basis whereby ten Ordinary Shares of 5p each became one Ordinary Share of 50p.
The shares and share information above has been adjusted to reflect this share consolidation.

(iii) Reconciliation of impact of IFRS on the Consolidated Balance Sheet at December 31, 2006

	Previously reported under UK GAAP	Total opening adjustment at Jan 1, 2006	IAS 19 Employee Benefits	IAS 21 Foreign Currency	IAS 32/39 Financial Instruments	IAS 39 Financial Instruments	IAS 32/39 Financial Instruments	Cumulative effect of Transition to IFRS at Dec 31, 2006	As stated under IFRS
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
BALANCE SHEET			Note 1	Note 2	Note 3	Note 4	Note 5
ASSETS
Non-current assets
Property, plant and equipment	282	(7)	-	39	-	-	-	32	314
Intangible assets	8,953	(235)	-	918	-	-	-	683	9,636
Available for sale investment	-	24	-	-	-	(6)	-	18	18
Total non-current assets	9,235	(218)	-	957	-	(6)	-	733	9,968

Current assets
Current tax recoverable	1,617	-	-	-	-	-	-	-	1,617
Other current assets	1,172	-	-	-	-	-	-	-	1,172
Cash and cash equivalents	36,802	-	-	-	-	-	-	-	36,802
Total current assets	39,591	-	-	-	-	-	-	-	39,591

Total assets	48,826	(218)	-	957	-	(6)	-	733	49,559

LIABILITIES
Non-current liabilities
Provisions	110	-	-	-	-	-	-	-	110
Total non-current liabilities	110	-	-	-	-	-	-	-	110

Current liabilities
Trade payables	2,096	-	-	-	-	-	-	-	2,096
Derivative liability	-	883	-	-	(883)	-	-	-	-
Accrued expenses and other liabilities	8,625	78	(78)	-	-	-	-	-	8,625
Provisions	160	-	-	-	-	-	-	-	160
Total current liabilities	10,881	961	(78)	-	(883)	-	-	-	10,881

Total liabilities	10,991	961	(78)	-	(883)	-	-	-	10,991

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	7,990	-	-	-	-	-	-	-	7,990
Share premium	146,859	(10,858)	-	-	3,701	-	(389)	(7,546)	139,313
Share based payment reserve	4,824	-	-	-	-	-	-	-	4,824
Warrant reserve	-	9,620	-	-	-	-	389	10,009	10,009
Capital redemption reserve	27,633	-	-	-	-	-	-	-	27,633
Treasury shares	(217)	-	-	-	-	-	-	-	(217)
Foreign currency translation reserve	-	697	-	(1,958)	-	-	-	(1,261)	(1,261)
Retained earnings	(149,254)	(638)	78	2,915	(2,818)	(6)	-	(469)	(149,723)
Total shareholders' equity	37,835	(1,179)	78	957	883	(6)	-	733	38,568

Total shareholders' equity and liabilities	48,826	(218)	-	957	-	(6)	-	733	49,559

(iv) Reconciliation of impact of IFRS on the parent company balance sheet at January 1, 2006 (opening balance sheet at date of transition to IFRS)

	Previously reported under UK GAAP	IAS 21 Foreign Currency	IAS 39 Financial Instruments	IAS 32/39 Financial Instruments	IAS 32/39 Financial Instruments	Cumulative effect of Transition to IFRS at Jan 1, 2006	As stated under IFRS
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
		Note 2	Note 4	Note 3	Note 5

BALANCE SHEET
ASSETS
Non-current assets
Property, plant and equipment	194	-	-	-	-	-	194
Intangible assets	3,314	(235)	-	-	-	(235)	3,079
Investment in subsidiaries	3,191	-	-	-	-	-	3,191
Available for sale investments	-	-	24	-	-	24	24
Total non-current assets	6,699	(235)	24	-	-	(211)	6,488

Current assets
Other current assets	695	-	-	-	-	-	695
Cash and cash equivalents	33,691	-	-	-	-	-	33,691
Total current assets	34,386	-	-	-	-	-	34,386

Total assets	41,085	(235)	24	-	-	(211)	40,874

LIABILITIES
Non-current liabilities
Provisions	15	-	-	-	-	-	15
Other liabilities	151	-	-	-	-	-	151
Total non-current liabilities	166	-	-	-	-	-	166

Current liabilities
Trade payables	309	-	-	-	-	-	309
Accrued expenses and other liabilities	3,426	-	-	883	-	883	4,309
Total current liabilities	3,735	-	-	883	-	883	4,618
Total liabilities	3,901	-	-	883	-	883	4,784

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	6,778	-	-	-	-	-	6,778
Share premium	121,371	-	-	(1,238)	(9,620)	(10,858)	110,513
Share based payment reserve	2,623	-	-	-	-	-	2,623
Foreign currency translation reserve	-	(235)	-	-	-	(235)	(235)
Warrants reserve	-	-	-	-	9,620	9,620	9,620
Treasury shares	27,633	-	-	-	-	-	27,633
Retained earnings	(121,221)	-	24	355		379	(120,842)
Total shareholders' equity	37,184	(235)	24	(883)	-	(1,094)	36,090

Total shareholders' equity and liabilities	41,085	(235)	24	-	-	(211)	40,874

(v) Reconciliation of impact of IFRS on the parent company balance sheet at December 31, 2006

	Previously reported under UK GAAP	Total opening adjustment at Jan 1, 2006	IAS 21 Foreign Currency	IAS 39 Financial Instruments	IAS 39 Financial Instruments	IAS 39 Financial Instruments	Cumulative effect of Transition to IFRS at Dec 31, 2006	As stated under IFRS
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
			Note 2	Note 3	Note 4	Note 5
BALANCE SHEET
ASSETS
Non-current assets
Property, plant and equipment	25	-	-	-	-	-	-	25
Intangible assets	3,082	(235)	918	-	-	-	683	3,765
Investment in subsidiaries	22,715	-	-	-	-	-	-	22,715
Available for sale investments	-	24	-		(6)	-	18	18
Total non-current assets	25,822	(211)	918	-	(6)	-	701	26,523

Current assets
Other current assets	770	-	-	-	-	-	-	770
Cash and cash equivalents	34,719	-	-	-	-	-	-	34,719
Total current assets	35,489	-	-	-	-	-	-	35,489

Total assets	61,311	(211)	918	-	(6)	-	701	62,012

LIABILITIES
Non-current liabilities
Other liabilities	110	-	-	-	-	-	-	110
Total non-current liabilities	110	-	-	-	-	-	-	110

Current liabilities
Trade payables	396	-	-	-	-	-	-	396
Accrued expenses and other liabilities	1,814	883	-	(883)	-	-	-	1,814
Provisions	160	-	-	-	-	-	-	160
Total Current Liabilities	2,370	883	-	(883)	-	-	-	2,370

Total liabilities	2,480	883	-	(883)	-	-	-	2,480

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	7,990	-	-	-	-	-	-	7,990
Share premium	144,133	(10,858)	-	3,701	-	(389)	(7,546)	136,587
Share based payment reserve	4,824	-	-	-	-		-	4,824
Foreign currency translation reserve	-	(235)	918	-	-		683	683
Warrants reserve	-	9,620	-	-	-	389	10,009	10,009
Treasury shares	27,633	-	-	-	-	-	-	27,633
Retained earnings	(125,749)	379	-	(2,818)	(6)		(2,445)	(128,194)
Total shareholders' equity	58,831	(1,094)	918	883	(6)	-	701	59,532

Total shareholders' equity and liabilities	61,311	(211)	918	-	(6)	-	701	62,012

(vi) Explanatory notes

Note 1: IAS 19 Employee Benefits

IAS 19 requires companies to accrue for paid vacation leave in the period in which the employees render the related employee service.

Typically companies operating in a U.K. GAAP environment recorded holiday pay on an incurred basis and did not establish accruals for the potential liability.  However, Amarin commenced accruing for vacation leave entitlements in its U.K. GAAP financial statements in 2006.  This accrual comprised a catch-up for all unutilised leave entitlements.  Under IFRS, a vacation leave accrual is required in each reportable period presented.  Consequently, Amarin will be required to accrue for paid vacation leave at January 1, 2006 (date of transition to IFRS) and at each reportable period thereafter.

The operating loss impact in 2006 of applying IAS 19 is a credit of US$78,000, being the portion of the accrual recognized during the year ended December 31, 2006 under U.K. GAAP which relates to pre January 1, 2006 unutilized leave entitlements.  Therefore, an accrual of US$78,000 is recorded at January 1, 2006 with a corresponding reduction in opening retained earnings upon adoption of IAS 19.

Note 2: IAS 21 Effects of Changes in Foreign Exchange Rates

Part A: Determination of functional currency

Under U.K. GAAP, Amarin adopted the temporal method set out in SSAP 20 “Foreign Currency Translation” to translate the results and the financial position of foreign operations.  This resulted in the operations of the Group’s subsidiaries being deemed to be an extension of the parent company’s operations and therefore the financial transactions of the subsidiary were recorded as if they had been entered into by the parent.  As the parent company’s operational currency is the US Dollar this was also deemed to be the operational currency of its subsidiary undertakings.

IAS 21 defines the functional currency of a company as the currency of the primary economic environment in which the entity operates, and requires that a determination of the appropriate functional currency of each Group company should be made for at each reportable period.

IAS 21 prescribes a hierarchy of factors to consider when determining the functional currency of a company.  Having considered these factors, the functional currencies of each Group company under IFRS are determined to be as follows:

•	Amarin Corporation plc: US$ (no change)
•	Amarin Neuroscience Limited: Stg£ (previously US$ under U.K. GAAP)
•	Amarin Pharmaceuticals Ireland Limited: € (previously US$ under U.K. GAAP)

Part B: Translation from functional currency to presentation currency

Amarin presents its annual report in US Dollars.  IAS 21 prescribes the manner in which the results of foreign subsidiaries are translated from their functional currency into the presentation currency of the consolidated financial statements, as follows:

Assets and liabilities for each balance sheet presented shall be translated at the closing rate at the date of that balance sheet
Income and expenses for each income statement shall be translated at exchange rates at the dates of the transactions
All resulting exchange differences shall be recognized as a separate component of equity

Applying these rules gives rise to a reduction in the amount of US$2,915,000 of operating loss for the year ended December 31, 2006, being the quantum of net foreign currency unrealized gains and losses previously recorded in the subsidiary income statements under U.K. GAAP which is now recognized in a separate component of equity.  In addition, a foreign currency reserve is established of US$697,000 representing the opening foreign currency reserve of subsidiary entities translated into dollars at the closing exchange rates.

In addition, as noted above, IAS 21 requires all assets and liabilities of each subsidiary to be translated at the closing rate for the purpose of consolidation in the Group accounts.  Under the U.K. GAAP temporal method, non-monetary items (such as property, plant and equipment) were translated using the exchange rate at the date of transaction (i.e. historical cost).  This gives rise to an increase of US$39,000 to property plant and equipment and an increase to intangible assets of US$918,000 at December 31, 2006.

Similarly, opening retained earnings at January 1, 2006 are increased in the amount of US$939,000 and the carrying value of property, plant and equipment and intangible assets are reduced by US$7,000 and US$235,000 respectively.

Note 3: IAS 32/39 Financial Instruments

In May 2005, Amarin raised US$17.8 million by way of a share offering.  In addition, investors in the share offering were given a future investment right, which, subject to certain conditions, would allow the investors subscribe for additional shares at March 15, 2006 with a value up to a maximum of US$7.22 million.

In accordance with IAS 32, the definition of a financial liability includes:

•	A contract that will or may be settled in the entity’s own equity instruments and is:
•	A non-derivative for which the entity is or may be obliged to deliver a variable number of the entity’s own equity instruments; or
•	A derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments.

The future investment right meets the definition of a derivative as:

•	There is little or no upfront investment
•	The value of the right moves in relation to the movement in the underlying share price of the Company subject to a cap
•	It is settled at a future date; under IFRS, expiry at maturity date is a form of settlement.

The terms of the future investment right specified a share price for this offering equal to the lower of (a) $1.75 or (b) 84% of the volume weighted average of closing prices of the ADRs on the Nasdaq Stock Market over the thirty trading days ending March 16, 2006.  However, neither the number of shares nor the expected proceeds to be raised in March 2006 were fixed in the agreement and therefore this right meets the definition of a financial liability set out above.

In accordance with IAS 39, the financial liability is initially recorded at its fair value in May 2005, with a corresponding entry to reduce share premium.  The financial liability is recorded at its fair value at each subsequent reportable period end, with any gains and losses recorded in the income statement.  On settlement of the future investment right in March 2006, the financial liability is derecognised and share capital and share premium are adjusted according to the actual number of shares subscribed for.

Consequently, the opening IFRS balance sheet at January 1, 2006 has been adjusted to record the fair value of the financial liability at that date which amounted to US$883,000, a reduction of US$1,238,000 in share premium being the fair value of the financial liability in May 2005, and a gain of US$355,000 credited to retained earnings.

An additional loss of US$2,818,000 is recorded in the IFRS income statement for the year ended December 31, 2006, being the movement in the fair value of the financial liability from January 1, 2006 to the settlement date in March 2006.  On settlement of the future investment right in March 2006, the financial liability amounting to US$3,701,000 is derecognized with a corresponding entry to share capital and share premium.

Note 4: IAS 39 Financial Instruments

Amarin holds an equity investment in Antares Pharma Inc which is listed on AMEX in the United States.  In 2002, the directors decided to write off the value of this investment, which at the time amounted to US$66,000, to nil.

IAS 39 defines available for sale financial assets as those non-derivative financial assets that are designated as available for sale or are not classified into one of the other available categories.

In accordance with IAS 39, the investment in this company is classified as available for sale and held at fair value, with changes in the fair value at each reportable period recognised directly in equity unless the asset is impaired (if the new fair value of the asset is less than its initial cost) in which case the loss is reported in the income statement.

Consequently, the opening IFRS balance sheet at January 1, 2006 has been adjusted to record the fair value of this investment at that date of US$24,000 with a corresponding entry to retained earnings. An additional impairment charge of US$6,000 is recorded in the IFRS income statement for the year ended December 31, 2006.

Note 5: IAS 32/39 Financial Instruments

Amarin has issued warrants which enable the holders to convert to ordinary shares at pre-determined prices within specified periods of time.

IAS 39 provides examples of equity instruments which include “non-puttable ordinary shares, some types of preference shares and warrants or written call options that allow the holder to subscribe for or purchase a fixed number of non-puttable ordinary shares in the issuing entity in exchange for a fixed amount of cash or another asset. An entity's obligation to issue or purchase a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset is an equity instrument of the entity.”

In accordance with IAS 39, the fair value of the warrants on issue are recorded in a warrant reserve with a corresponding entry to share premium account. On settlement, the warrant reserve is derecognized with a corresponding entry to share premium and share capital account.

Consequently, the opening IFRS balance sheet at January 1, 2006 has been adjusted to record the fair value of the equity instruments at that date which amounted to US$9,620,000 in the warrant reserve, with a corresponding entry to the share premium account.

An additional amount of US$389,000 for the fair value of warrants issued in 2006 was recorded in the warrant reserve with a corresponding amount in the share premium account.

36.  Approval of financial statements

The Consolidated Financial Statements were approved on May 19, 2008.