Form 20-F/A
period 2007-12-31
AMARIN CORP PLC\UK
filed 2008-09-24
CIK 897448

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20−F/A

Amendment 1

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

Commission file number 0−21392

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

Indicate by check mark if the registrant is a well−known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☐      NO  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐      NO ☒

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

YES ☒      NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b−2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.
ITEM 17 ☐   ITEM 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b−2 of the Exchange Act).

YES ☐      NO ☒

TABLE OF CONTENTS

		Page
EXPLANATORY NOTE		1
	PART I

Item 3	Key Information	2
Item 5	Operating and Financial Review and Prospects	19
	PART II

Item 15	Controls and Procedures	26

	PART III
Item 18	Financial Statements	28
Item 19	Exhibits	28
SIGNATURES		35

EXPLANTORY NOTE

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, Amarin Corporation plc (the “Company”) hereby amends its Annual Report on Form 20-F for the fiscal year ended December 31, 2007, as filed with the U.S. Securities and Exchange Commission on May 19, 2008 (the "Original Filing"), by setting forth the following amendments to Item 18 of the Original Filing:

•
the amendment of the financial statements and related notes to correctly reflect the accounting treatment of contingent consideration relating to the acquisition of Ester Neurosciences, which was originally accounted for under IAS “37 Provisions, contingent liabilities and contingent assets”.  The amendment correctly accounts for the contingent consideration as an equity settled share based compensation under IFRS 2 “Share based compensation”. For further information please see note 36 to the F-pages of this annual report.

•
the amendment of the financial statements and related notes to correctly reflect the accounting treatment of warrants issued in connection with a registered direct offering in December 2007.  The amendment correctly accounts for the warrants as a derivative financial liability under IAS 32 “Financial instruments: presentation and disclosure”. For further information please see note 36 to the F-pages of this annual report.

This Form 20-F/A also amends the Selected Financial Data in Item 3 by updating the IFRS amounts to be consistent with the amendments to the financial statements described above.

This Form 20-F/A also amends the Operating Results in Item 5 by updating the description of finance income to be consistent with the amendments to the financial statements described above.

See Item 15, which has also been amended,  for further discussion of the restatement.

This Form 20-F/A also amends the list of Exhibits in Item 19 and in the Exhibit Index to reflect the filing of a new consent of PricewaterhouseCoopers and the filing of new certifications of Mr. Thomas G. Lynch and Mr. Alan Cooke pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

This Form 20-F/A should be read in conjunction with the Original Filing, continues to speak as of the date of the Original Filing, and does not amend, modify or update disclosures in the Original Filing except as noted above. Accordingly, this Form 20-F/A does not reflect events occurring after the Original Filing or amend, modify or update any related disclosures.  In particular, any forward-looking statements included in this Form 20-F/A represent management’s view as of the filing date of the Form 20-F.

In accordance with Rule 12b-15, the complete text of each amended Item is set forth in this report, even though much of the disclosure in some of the restated Items has not changed.

Item 3                 Key Information

A.           Selected Financial Data

General

The following table presents selected historical consolidated financial data. The selected historical consolidated financial data as of December 31, 2007 and 2006 and for each of the years ended December 31, 2007 and 2006 have been derived from our audited consolidated financial statements beginning on page F−1 of this annual report, prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the E.U. and as issued by the International Accounting Standards Board (“IASB”), which have been audited by PricewaterhouseCoopers, an independent registered public accountant firm, for the years ended December 31, 2007 and 2006.

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

Selected Consolidated Financial Data — IFRS

	2006	2007 as restated(1)
	(In U.S. $, thousands except per share data and number of shares information)
Statement of Operations Data — IFRS
Net sales revenues	500	—
Total loss from operations	(28,068)	(40,733)
Net loss	(26,751)	(37,800)
Net loss per Ordinary Share (basic – post share split**)	(3.25)	(3.86)
Net loss per Ordinary Share (basic – pre share split**)	(0.33)	(0.39)
Net loss per Ordinary Share (diluted – post share split**)	(3.25)	(3.86)
Net loss per Ordinary Share (diluted – pre share split**)	(0.33)	(0.39)
Consolidated balance sheet data – amounts in accordance with IFRS
Working capital assets	28,710	11,072
Total assets	49,559	42,254
Long term obligations	(110)	(4,801)
Capital stock (ordinary shares)	7,990	12,942
Total shareholders’ equity	38,568	26,797
Number of ordinary shares in issue (thousands – post share split**)	9,068	13,906
Number of ordinary shares in issue (thousands – pre share split**)	90,684	139,057
Denomination of each ordinary share (post share split**)	£0.50	£0.50
Denomination of each ordinary share (pre share split**)	£0.05	£0.05

(1) see note 36 to the F-pages of this annual report for information on our restatement.

Selected Consolidated Financial — U.K. GAAP

	Years Ended December
	2003	2004* as restated	2005* as restated
	(In U.S. $, thousands except per share data and number of shares information)
Statement of Operations Data — U.K. GAAP
Net sales revenues	7,365	1,017	500
Total loss from operations	(38,821)	(11,875)	(20,478)
Loss from continuing operations	(6,200)	(10,608)	(20,4878)
Net (loss)/income	(19,224)	3,229	(20,547)
Loss from continuing operations per Ordinary Share (basic – post share split**)	(3.63)	(4.71)	(4.45)
Loss from continuing operations per Ordinary Share (basic – pre share split**)	(0.36)	(0.47)	(0.45)
Net (loss)/income per Ordinary Share (basic – post share split**)	(11.25)	1.43	(4.41)
Net (loss)/income per Ordinary Share (basic – pre share split**)	(1.13)	0.14	(0.44)
Net (loss)/income per Ordinary Share (diluted – post share split**)	(11.25)	1.43	(4.41)
Net (loss)/income per Ordinary Share (diluted – pre share split**)	(1.13)	0.14	(0.44)
Consolidated balance sheet data – amounts in accordance with U.K. GAAP
Working capital (liabilities)/assets	(39,128)	8,651	28,673
Total assets	47,377	23,721	46,760
Long term obligations	—	(2,687)	(180)
Capital stock (ordinary shares)	29,088	3,206	6,778
Total shareholders’ (deficit)/equity	(6,348)	16,693	38,580
Number of ordinary shares in issue (thousands – post share split**)	1,794	3,763	7,755
Number of ordinary shares in issue (thousands – pre share split**)	17,940	37,632	77,549
Denomination of each ordinary share (post share split**)	£10.00	£0.50	£0.50
Denomination of each ordinary share (pre share split**)	£1.00	£0.05	£0.05

For previously reported 2006 financial information prepared under U.K. GAAP please see our 2006 20−F filed with the SEC on March 5, 2007.

_____________________

*	As restated for the non-cash compensation expense due to the adoption of U.K. GAAP, Financial Reporting Standard 20 “Share-based payments”.

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

The following table sets forth, for each of the last six months, the high and low noon buying rate during each month as announced by the Federal Reserve Bank of New York for pounds sterling expressed in U.S. Dollars per pound sterling:

Month	High Noon Buying Rate (U.S. Dollars/pound sterling)	Low Noon Buying Rate (U.S. Dollars/pound sterling)
November 2007	2.1104	2.0478
December 2007	2.0658	1.9774
January 2008	1.9895	1.9515
February 2008	1.9923	1.9405
March 2008	2.0311	1.9823
April 2008	1.9994	1.9627

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

We have not been profitable in four of the last five fiscal years. For the fiscal years ended December 31, 2003, 2004 and 2005, we reported (losses)/profits under U.K. GAAP of approximately $(19.2) million, $3.2 million and $(20.5) million respectively. For the fiscal years ended December 31, 2006 and 2007, we reported losses under IFRS of approximately $26.8 million and $37.8 million respectively. Unless and until marketing approval is obtained from either the U.S. Food and Drug Administration, which we refer to as the FDA, or European Medicines Evaluation Agency, which we refer to as the EMEA, for any of our products, or we are otherwise able to acquire rights to products that have received regulatory approval or are at an advanced stage of development and can be readily commercialized, we may not be able to generate sufficient revenues in future periods to enable us to attain profitability.

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

As described in our Report of Foreign Issuer furnished to the SEC on December 12, 2007, on December 4, 2007, we issued $2.75 million aggregate principal amount of our 8% Convertible Debentures due 2010 to finance, in part, our acquisition of Ester Neurosciences Limited, a private pharmaceutical development company based in Israel. We have debt service obligations under our Debentures. These debt obligations could have significant negative consequences, including, but not limited to:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other business purposes;

•	limiting our flexibility to plan for, or react to, changes in our business and the industry in which we compete;

•	placing us at a possible disadvantage to competitors with fewer debt obligations and competitors that have better access to capital resources; and

•
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

As described under the heading “Unaudited Pro Forma Financial Information” in our Report of Foreign Issuers on Form 6−K filed with the SEC on December 5, 2007, if the Monarsen Phase IIa in Myasthenia Gravis (“MG”) clinical study meets its study objectives, we are committed to pay $5 million, at Amarin’s option, in equity or cash, to the former shareholders of Ester Neurosciences Limited. In addition, upon successful completion of the Monarsen Phase II MG development program with adequate efficacy and safety data that fully supports the commencement of a Phase III clinical study in the U.S., we are committed to pay $6 million, at Amarin’s option, in equity or cash, to the former shareholders of Ester Neurosciences Limited.

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

On April 24, 2007, we reported top-line results from our two Phase III clinical trials of AMR101 to treat Huntington’s disease. Study data showed no statistically significant difference in either study between AMR101 and placebo with regard to the primary and secondary endpoints at 6−months of treatment. The adverse clinical trial data on AMR101 for Huntington’s disease could materially affect our ability to develop the product for Huntington’s disease and for other therapeutic indications. If development efforts for our products are not successful for any indications or if they are not approved by the FDA, or if adequate demand for our products are not generated, our business will be materially and adversely affected. Although we intend to bring additional products forward from our research and development efforts, even if we are successful in doing so, the range of products we will be able to commercialize may be limited. This could restrict our ability to respond to adverse business conditions. If we are not successful in developing any future product or products, or if there is not adequate demand for any such products or the market for such product develops less rapidly than we anticipate, we may not have the ability to shift our resources to the development of alternative products. As a result, the limited range of products we intend to develop could constrain our ability to generate revenues and achieve profitability.

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

On April 24, 2007, we reported top-line results from our two Phase III clinical trials of AMR101 to treat Huntington’s disease (“HD”). We had conducted two Phase III double-blind, placebo-controlled studies in which HD patients were randomized to receive either placebo or 2 grams (1 gram twice daily) of AMR101 daily for six months. Study data showed no statistically significant difference in either study between AMR101 and placebo with regard to the primary and secondary endpoints at 6−months of treatment. These findings were inconsistent with earlier clinical trial data that showed statistical significance in a subset of HD patients with a CAG repeat length of less than or equal to 44. This adverse clinical trial data on AMR101 for Huntington’s disease could materially affect our ability to develop AMR101 for other therapeutic indications.

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

We have not invested in manufacturing and have no manufacturing experience. We cannot assure you that we will successfully manufacture any product we may develop, either independently or under manufacturing arrangements, if any, with third party manufacturers. To the extent that we enter into contractual relationships with other companies to manufacture our products, if any, the success of those products may depend on the success of securing and maintaining contractual relationships with third party manufacturers (and any sub−contractors they engage).

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

Finance income

Finance income for 2007 was $2.3 million compared to $3.3 million for 2006. The 2007 finance income comprises interest and similar income of $1.3 million which was earned from cash balances held on deposit. We hold cash denominated in pounds sterling, U.S. Dollars and euro. In 2007, a gain of $0.6 million was recorded from holding pounds sterling and euro as the U.S. Dollar weakened relative to both currencies, compared to a $2.0 million gain in 2006. We manage foreign exchange risk by holding our cash in the currencies in which we expect to incur future cash outflows. In 2007, a gain of $0.4 million was recorded due to a decrease in the fair value of derivative financial liabilities in connection with warrants issued in the December 2007 registered direct offering.

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

Cost is defined as the amount of cash or cash equivalents paid, or the fair value of other consideration given.  When IPR&D is acquired and the consideration is settled using the company's equity instruments, the IPR&D is stated at fair value at the date of acquisition.  In cases where the fair value of the IPR&D acquired cannot be measured reliably, the fair value capitalized at the date of acquisition is measured by reference to the fair value of the equity instruments granted as consideration.

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

B.           Liquidity and Capital Resources

Our capital requirements relate primarily to clinical trials, employee infrastructure and working capital requirements. Historically, we have funded our cash requirements primarily through the public and private sales of equity and debt securities. As of December 31, 2007, we had approximately $18.3 million in cash representing a decrease of $18.5 million compared to December 31, 2006. On May 14, 2008, we announced a private placement of Ordinary Shares for up to $60.0 million. The first tranche from new investors of $28.0 million closed on May 19, 2008, see Item 8B - “Significant Changes” in this annual report for further details. Based upon current business activities, we forecast having sufficient cash to fund operations for at least the next 12 months from May 19, 2008.

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

The operating cash flows expended on operating activities reflect funding of the net loss of $37.8 million adjusted for a non-cash impairment charge on intangible assets of $8.8 million, non-cash depreciation and amortization of $0.4 million, non-cash inflow in respect of share based compensation of $5.3 million, a non cash inflow in respect of a fair value gain on derivative financial liability of $0.4 million,  net outflow of interest, foreign exchange and other items of $1.6 million and net outflow on working capital of $0.8 million.

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

		Payment Due By Period in $000’s
	Total	Less than 1 Year	1–2 Years	2–3 Years	3–4 Years	4–5 Years	Thereafter
Long-term debt	2,750	—	—	2,750	—	—	—
Capital/finance lease	—	—	—	—	—	—	—
Operating lease	4,529	1,278	1,415	755	572	283	496
Purchase obligations	674	674	—	—	—	—	—
Other long-term creditors	—	—	—	—	—	—	—
Total	7,953	1,952	1,145	3,505	572	283	496

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

Following the acquisition of Ester Neurosciences Limited on December 5, 2007, if the Monarsen Phase II in MG clinical study meets its study objectives we are commmitted to pay $5 million at Amarin’s option in equity or cash, to the former shareholders of Ester Neurosciences Limited. In addition, upon successful completion of the Monarsen Phase II MG study program with adequate efficacy and safety data that fully supports the commencement of a Phase III program in the U.S., we are committed to pay $6 million in equity or cash, at Amarin’s option to the former shareholders of Ester Neurosciences Limited. A further $6 million will become payable on the successful completion of the U.S. Phase III clinical trial program (to include successful completion of long term studies) enabling NDA filing for Monarsen for MG in the U.S. Such additional consideration may be paid in cash.

Final payments due to the University of Rochester and Icon pursuant to the now completed trials for AMR101 in HD are as follows:

		Estimated Payments Due by Period in $000’s from 1 January 2008
	Total	Less than 1 Year	1–2 Years	2–3 Years	3–4 Years	4–5 Years	Thereafter
Clinical research	2,825	2,825	—	—	—	—	—

PART II

Item 15                      Controls and Procedures

A.           Disclosure Controls and Procedures

In the original filing of our Annual Report on Form 20-F for the year ended December 31, 2007, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2007.  Subsequent to our determination to make the restatement discussed below, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this report.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were not effective as of December 31, 2007 with respect to the matters giving rise to the restatement as set out in Item 15B below.

B.           Management’s Annual Report on Internal Control Over Financial Reporting (Restated)

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

Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007, based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s assessment of the internal control over financial reporting did not include Ester Neurosciences Limited (“Ester”) because it was acquired by the Company in a purchase business combination during 2007.  The total assets of Ester represented less than 1% of the related consolidated financial statements as of and for the year ended December 31, 2007.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

Subsequent to the original filing of this annual report, we concluded that the accounting treatment of (a) the contingent consideration on the acquisition of Ester; and (b) the warrants issued in connection with our December 2007 financing as originally applied was incorrect and that the financial information in this annual report as originally filed should be restated.

Evaluation of Internal Control Over Financial Reporting Following the Restatement

In light of the need for the restatement of the financial information in this annual report as originally filed, management re-evaluated the effectiveness of our internal control over financial reporting. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2007 with respect to the technical expertise/review for the accounting for complex, non-ordinary course transactions and that there was a deficiency in our internal control over financial reporting relating to such transactions and that this deficiency constituted a material weakness.

A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

C.           Background to the Restatement

In accounting for the contingent consideration on acquisition of Ester in December 2007, the Company had applied IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” for the year ended December 31, 2007.  We had initially concluded that the application of IAS 37 to the contingent consideration was appropriate based on the fact that payment of the contingent consideration was probable in either cash or shares at the Company’s option. This resulted in the recognition of the contingent consideration as a contingent liability.  Subsequent to the original filing of this annual report, we determined that the application of IFRS 2 “Share-based Payment” was appropriate based on the fact that, if the contingent milestone became payable, it was always the Company’s intention to settle in shares. This change results in a reduction in provisions of $4.8 million and an increase in share based payments reserve of $4.8 million.

Separately, the warrants issued as part of our December 2007 financing had been accounted for in equity.  However, due to certain provisions of the warrants which had the potential to vary the consideration on exercise, we determined that the warrants should have been have accounted for under IAS 32 “Financial instruments: presentation and disclosure” as debt.  This change results in the recognition of a non-current financial liability of $2.1 million, a reduction in shareholders equity of $2.1 million, and a gain of $0.4 million in finance income (on our income statement) as a result of the change in the fair value of the financial liability from the date of recognition, December 5, 2007, to the year end date, December 31, 2007.

These changes do not impact cash and cash equivalents.

The changes giving rise to the restatement relate to two distinct transactions; however both have common features, in that they were complex transactions outside the ordinary course of our business and raised highly technical accounting considerations.  In addition, our original accounting for each transaction was internally reviewed and documented in considerable detail.

Remediation of Material Weakness in Internal Control Over Financial Reporting

Management continues to believe that its internal control over financial reporting was effective as of December 31, 2007 as to all matters other than those that gave rise to the restatement of the financial information in this annual report as originally filed.  However, as a result of the material weakness described above, in 2008 we have implemented improved procedures and controls in respect of our accounting for complex, non-ordinary course transactions, including the use of outside consultants to provide enhanced technical expertise.  Going forward, management will seek the advice of outside consultants on accounting matters related to the application of IFRS to complex, non-ordinary course transactions and in other instances as warranted.  We believe these improved procedures and controls will remediate the material weakness we have identified and strengthen our internal control over financial reporting.  The Company remains committed to maintaining and enhancing the effectiveness of its internal controls.

D.           Changes in Internal Control over Financial Reporting During 2007

There were no changes in our internal control over financial reporting during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART III

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
2.2
Amendment No. 1 to Deposit Agreement, dated as of October 8, 1998, among the Group, Citibank, N.A., as Depositary, and all holders from time to time of the American Depositary Receipts issued thereunder(2)

2.3
Amendment No. 2 to Deposit Agreement, dated as of September 24,2002 among the Group, Citibank N.A., as depositary, and all holders from time to time of the American Depositary Receipts issued thereunder(3)

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

2.13	Securities Purchase Agreement dated as of December 16, 2005 by and among the Group and the purchasers named therein(16)
4.1	Amended and Restated Asset Purchase Agreement dated September 29, 1999 between Elan Pharmaceuticals Inc. and the Group(10)
4.2	Variation Agreement, undated, between Elan Pharmaceuticals Inc. and the Group(10)
4.3	License Agreement, dated November 24, 2000, between the Group and Laxdale Limited(6)
4.4	Option Agreement, dated as of June 18, 2001, between Elan Pharma International Limited and the Group(7)
4.5	Deed of Variation, dated January 27, 2003, between Elan Pharma International Limited and the Group(10)
4.6	Lease, dated August 6, 2001, between the Group and LB Strawberry LLC(7)
4.7	Amended and Restated Distribution Marketing and Option Agreement, dated September 28, 2001, between Elan Pharmaceuticals, Inc. and the Group(8)
4.8	Amended and Restated License and Supply Agreement, dated March 29, 2002, between Eli Lilly and Group(10)†
4.9	Deed of Variation, dated January 27, 2003, between Elan Pharmaceuticals Inc. and the Group(10)
4.10
Stock and Intellectual Property Right Purchase Agreement, dated November 30, 2001, by and among Abriway International S.A., Sergio Lucero, Francisco Stefano, Amarin Technologies S.A., Amarin Pharmaceuticals Company Limited and the Group(7)

4.11	Stock Purchase Agreement, dated November 30, 2001, by and among Abriway International S.A., Beta Pharmaceuticals Corporation and the Group(7)
4.12	Novation Agreement, dated November 30, 2001, by and among Beta Pharmaceuticals Corporation, Amarin Technologies S.A. and the Group(7)
4.13	Loan Agreement, dated September 28, 2001, between Elan Pharma International Limited and the Group(8)
4.14	Deed of Variation, dated July 19, 2003, amending certain provisions of the Loan Agreement between the Group and Elan Pharma International Limited(10)
4.15	Deed of Variation No. 2, dated December 23, 2002, between The Group and Elan Pharma International Limited(10)
4.16	Deed of Variation No. 3, dated January 27, 2003, between the Group and Elan Pharma International Limited(10)
4.17	The Group 2002 Stock Option Plan(17)
4.18	Agreement Letter, dated October 21, 2002, between the Group and Security Research Associates, Inc.(10)
4.19	Agreement, dated January 27, 2003, among the Group, Elan International Services, Ltd. and Monksland Holdings B.V.(10)
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

4.22	Sale and Purchase Agreement, dated March 14, 2003, between F. Hoffmann — La Roche Ltd., Hoffmann — La Roche Inc, and the Group(10)†
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

4.28	Debenture dated August 4, 2003 made by the Group in favor of Elan Corporation plc as Trustee(12)
4.29	Debenture Amendment Agreement dated December 23, 2003 between the Group and Elan Corporation plc as Trustee(12)
4.30	Debenture Amendment Agreement No. 2 dated February 24, 2004 between the Group and Elan Corporation plc as Trustee(12)
4.31	Loan Instrument dated February 25, 2004 executed by Amarin in favor of Elan Pharma International Limited(12)
4.32
Amended and Restated Master Agreement dated August 4, 2003 among Elan Corporation plc, Elan Pharma International Limited, Elan International Services, Ltd, Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Group (11)(12)

4.33	Amended and Restated Option Agreement dated August 4, 2003 between the Group and Elan Pharma International Limited (11)(12)
4.34	Deed of Variation No. 2, dated August 4, 2003, to the Amended and Restated Distribution, Marketing and Option Agreement between Elan Pharmaceuticals, Inc. and the Group(11)(12)
4.35	Deed of Variation No. 4, dated August 4, 2003, to Loan Agreement between the Group and Elan Pharma International Limited (11)(12)
4.36	Amendment Agreement No. 1, dated August 4, 2003, to Amended and Restated Asset Purchase Agreement Among Elan International Services, Ltd., Elan Pharmaceuticals, Inc. and the Group(11)(12)
4.37	Warrant dated February 25, 2004 issued by the Group in favor of the Warrant Holders named therein(12)
4.38	Amendment Agreement dated December 23, 2003, between Elan Corporation plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., Monksland Holdings BV and the Group(11)(12)
4.39	Bridging Loan Agreement dated December 23, 2003 between the Group and Elan Pharmaceuticals, Inc.(11)(12)
4.40	Agreement dated December 23, 2003 between the Group and Elan Pharma International Limited, amending the Amended and Rested Option Agreement dated August 4, 2003(11)(12)
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

4.43	Share Purchase Agreement dated October 8, 2004 between the Group,Vida Capital Partners Limited and the Vendors named therein relating to the entire issued share capital of Laxdale Limited(13)
4.44	Escrow Agreement dated October 8, 2004 among the Group, Belsay Limited and Simcocks Trust Limited as escrow agent(13)
4.45	Loan Note Redemption Agreement dated October 14, 2004 between Amarin Investment Holding Limited and the Group(13)
4.46	Settlement agreement dated 27 September 2004 between the Group and Valeant Pharmaceuticals International(14)†
4.47	Exclusive License Agreement dated October 8, 2004 between Laxdale and Scarista Limited pursuant to which Scarista has the exclusive right to use certain of Laxdale’s intellectual property(14)†
4.48	Clinical Supply Agreement between Laxdale and Nisshin Flour Milling Co., Limited dated 27th October 1999(14)†

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

4.57	Amendment (Change Order Number 2), dated June 8, 2006 to Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited.*
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
4.62
Agreement dated January 18, 2007 between Neurostat Pharmaceuticals Inc. (“Neurostat”), Amarin Pharmaceuticals Ireland Limited, Amarin Corporation plc and Mr. Tim Lynch whereby the Company agreed to pay Neurostat a finder’s fee relating to a potential licensing transaction and similar payments comprising upfront and contingent milestones totaling $565,000 and warrants to purchase 175,000 ordinary shares with an exercise price of $1.79 per ordinary share.*

4.63
Lease Agreement dated January 22, 2007 between the Company, Amarin Pharmaceuticals Ireland Limited and Mr. David Colgan, Mr. Philip Monaghan, Mr. Finian McDonnell and Mr. Patrick Ryan. Pursuant to this agreement, Amarin Pharmaceuticals Ireland Limited took a lease of a premises at The First Floor, Block 2, The Oval, Shelbourne Road, Dublin 4, Ireland (17)

4.64	Amendment (Change Order Number 4), dated February 15, 2007 to Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited. (17)
4.65	Employment Agreement Amendment with Alan Cooke, dated February 21, 2007. (17)
4.66	Amendment (Change Order Number 3), dated March 1, 2007 to Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited. (17)
4.67
Development and License Agreement dated March 6, 2007 between Amarin Pharmaceuticals Ireland Limited and Elan Pharma International Limited. Pursuant to this agreement, Amarin Pharmaceuticals Ireland Limited acquired global rights to a novel nasal lorazepam formulation for the treatment of emergency seizures in epilepsy patients.*†

4.68
Consultancy Agreement dated March 9, 2007 between Amarin Corporation plc and Dalriada Limited. Under the Consultancy Agreement, Amarin Corporation plc will pay Dalriada Limited a fee of £240,000 per annum for the provision of the consultancy services. Dalriada Limited is owned by a family trust, the beneficiaries of which include our Chairman and Chief Executive Officer, Mr. Thomas Lynch, and members of his family.*

4.69
Form of Securities Purchase Agreement dated June 1, 2007 between Amarin Corporation plc and the Purchasers named therein. Amarin Corporation plc entered into 11 separate Securities Purchase Agreements on June 1, 2007 all substantially similar in form and content to this Securities Purchase Agreement pursuant to which we issued an aggregate of 6,156,406 ordinary shares to such Purchasers, including management. The purchase price was $0.60 per ordinary share.*

4.70
Equity Credit Agreement dated June 1, 2007 between Amarin Corporation plc and Brittany Capital Management. Pursuant to this agreement, Amarin has an option to draw up to $15,000,000 of funding at any time over a three year period solely at Amarin Corporation plc’s discretion.(18)

4.71
Form of Equity Securities Purchase Agreement dated December 4, 2007 between Amarin Corporation plc and the Purchasers named therein. Amarin Corporation plc entered into 19 separate Equity Securities Purchase Agreements on December 4, 2007 all substantially similar in form and content to this Equity Securities Purchase Agreement pursuant to which we issued an aggregate of 16,290,900 ordinary shares to such Purchasers, including management. The purchase price was $0.33 per ordinary share.(19)

4.72
Form of Debt Securities Purchase Agreement dated December 4, 2007 between Amarin Corporation plc and the Purchasers named therein. Amarin Corporation plc entered into 2 separate Debt Securities Purchase Agreements on December 4, 2007 both substantially similar in form and content to this Debt Securities Purchase Agreement pursuant to which we issued an aggregate of $2,750,000 of 3 year convertible loan notes to such Purchasers including management. The conversion price to convert the loan notes into ordinary shares of Amarin Corporation plc is $0.48 per ordinary share.(19)

4.73
Stock Purchase Agreement dated December 5, 2007 between Amarin Corporation plc, the selling shareholders of Ester Neurosciences Limited (“Ester”), Ester, and Medica II Management L.P. pursuant to which Amarin Corporation plc acquired the entire issued share capital of Ester. Pursuant to this agreement, Amarin Corporation plc paid initial consideration of $15,000,000, of which $5,000,000 was paid in cash and $10,000,000 was paid through the issuance of shares of Amarin Corporation plc. Additional contingent payments, valued at an aggregate of $17,000,000 are payable in the event that certain development-based milestones are successfully completed.(21)

4.74
Letter Agreement dated December 6, 2007 between Amarin Corporation plc and the Seller’s Representatives of the selling shareholders of Ester pursuant to which the definition of “Closing Date Average Buyer Stock Price” in the Stock Purchase Agreement dated December 5, 2007 described above was amended.(22)

4.75
Senior Indenture dated December 6, 2007 between Amarin Corporation plc and Wilmington Trust Company. Under this Indenture, Amarin Corporation plc may issue one or more series of senior debt securities from time to time.(19)

4.76
First Supplemental Senior Indenture Dated December 6, 2007 between Amarin Corporation plc and Wilmington Trust Company.  Under this Supplemental Senior Indenture, together with the senior debt indenture dated December 6, 2007 described above, Amarin Corporation plc issued its 8% Convertible Debentures due 2010.(19)

4.77	Compromise Agreement dated December 19, 2007 between Amarin Corporation plc and Richard Stewart.(20)
4.78
Collaboration Agreement dated January 8, 2008 between Amarin Pharmaceuticals Ireland Limited and ProSeed Capital Holdings (“ProSeed”).  Pursuant to this agreement, 975,000 ordinary shares in Amarin Corporation plc were issued in the form of ADSs to ProSeed in respect of fees due for investment banking advice provided to Amarin  Coporation plc and Amarin Pharmaceuticals Ireland Limited on the acquisition of Ester. *†

4.79
Amendment No. 1 to Stock Purchase Agreement dated April 7, 2008 between Amarin Corporation plc and Medica II Management L.P. pursuant to which the definition of “Milestone II Time Limit Date” in the Stock Purchase Agreement dated December 5, 2007 described above was amended.*

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

8.1	Subsidiaries of the Group*
11.1	Code of Ethics(17)
12.1	Certification of Thomas G. Lynch required by R1 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes–Oxley Act of 2002**
12.2	Certification of Alan Cooke required by Rule 15d–14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
13.1	Certification of Thomas G. Lynch required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002**
13.2	Certification of Alan Cooke required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002**
14.1	Consent of PricewaterhouseCoopers**

*	Previously filed

** Filed herewith

† confidential treatment requested (the confidential potions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission.

(1)	Incorporated herein by reference to certain exhibits to the Group’s Registration Statement on from F–1, File No. 33–58160, filed with the Securities and Exchange Comission on February 11, 1993.
(2)
Incorporated herein by reference to Exhibit (a)(i) to the Group’s Registration Statement on Post–Effective Amendment No. 1 to Form F–6, File No. 333–5946, filed with the Securities and Exchange Commission on October 8, 1998.

(3)
Incorporated herein by reference to Exhibit (a)(ii) to the Group’s Registration Statement on Post–Effective Amendment No. 2 to Form F–6, File No. 333–5946, filed with the Securities and Exchange commission on September 26, 2002.

(4)	Incorporated herein by reference to certain exhibits to the Group’s Annual Report on Form 20–F for the year ended December 31, 1999, filed with the Securities and Exchange Commission on June 30, 2000.
(5)	Incorporated herein by reference to certain exhibits to the Group’s Registration Statement on Form F–3, File No. 333–13200, filed with the Securities and Exchange Commission on February 22, 2001.
(6)	Incorporated herein by reference to certain exhibits to the Group’s Annual Report on Form 20–F for the year ended December 31, 2000, filed with the Securities and Exchange Commission on July 2, 2001.
(7)	Incorporated herein by reference to certain exhibits to the Group’s Annual Report on Form 20–F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on May 9, 2002.
(8)
Incorporated herein by reference to certain exhibits to the Group’s Registration Statement on Pre-Effective Amendment No. 2 to Form F–3, File No. 333–13200, filed with the Securities and Exchange Commission on November 19, 2001.

(9)	Incorporated herein by reference to certain exhibits to the Group’s Registration Statement on form S-8, File No. 333-101775, filed with the Securities and Exchange Commission on December 11, 2002.
(10)
Incorporated herein by reference to certain exhibits to the Group’s Annual Report on Form 20-F for the year ended December 21, 2002, filed with the Securities and Exchange Commission on April 24, 2003.

(11)	These agreements are not longer in effect as a result of superseding agreements entered into by the Group.
(12)
Incorporated herein by reference to certain exhibits to the Group’s Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Securities and Exchange Commission on March 31, 2004.

(13)	Incorporated herein by reference to certain exhibits o the Group’s Registration Statement on Form F-3, File No. 333–121421, filed with the securities and Exchange Commission on December 20, 2004.
(14)	Incorporated herein by reference to certain exhibits to the Group’s Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on April 1, 2005.
(15)	Incorporated herein by reference to certain exhibits to the Group’s Registration Statement on Form F-3, File No. 333–131479, filed with the Securities and Exchange Commission on February 2, 2006.
(16)
Incorporated by reference herein to certain exhibits in the Group’s Annual Report on Form 20–F for year ended December 31, 2005, filed with the Securities and Exchange Commission on March 30, 2006 as amended on From 20–F/A filed October 13, 2006.

(17)	Incorporated by reference herein to certain Exhibits in the Group’s Annual Report on From 20–F for the year ended December 31, 2006, filed with the Securities and Exchange Commission on March 5, 2007.
(18)	Incorporated by reference herein to certain exhibits in the Group’s Report of Foreign Private Issuer filed on Form 6–K with the Securities and Exchange Commission on June 1, 2007.
(19)	Incorporated by reference herein to certain exhibits in the Group’s Report of Foreign Private Issuer filed on From 6–K with the Securities and Exchange Commission on December 17, 2007.
(20)	Incorporated by reference herein to certain exhibits in the Group’s Report of Foreign Private Issuer filed on From 6–K with the Securities and Exchange Commission on December 19, 2007.
(21)	Incorporated by reference herein to certain exhibits in the Group’s Report of Foreign Private Issuer filed on Form 6–K with the Securities and Exchange Commission on January 28, 2008.
(22)	Incorporated by reference herein to certain exhibits in the Group’s Report of Foreign Private Issuer filed on Form 6–K with the Securities and Exchange Commission on February 1, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMARIN CORPORATION PLC

By: /s/ THOMAS G. LYNCH

Thomas G. Lynch
Chairman and Chief Executive Officer

Date: September 24, 2008

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

As discussed in Note 36 to the consolidated financial statements, the Company has restated its 2007 consolidated financial statements.

Our audit of the consolidated financial statements of the Company was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole.  The Company has included parent only information on the face of the consolidated financial statements and other parent company only disclosures in the notes to the financial statements. Such parent only information is presented for purposes of additional analysis and is not a required part of the consolidated financial statements presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board or by International Financial Reporting Standards as adopted by the European Union.  Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements, and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

PricewaterhouseCoopers
Dublin, Ireland
May 19, 2008, except for the effects of the restatement discussed in Note 36 to the consolidated financial statements as to which the date is September 24, 2008

Amarin Corporation plc

Consolidated Income Statement for year ended December 31, 2007

		Total	Total
	Note	2007	2006
		$’000	$’000
Revenue	4	—	500
Gross profit		—	500
Research and development expenses	6	(12,108)	(15,106)
Selling, general and administrative expenses	6	(19,841)	(13,462)
Impairment of intangible assets	5,6	(8,784)	—
Total operating expenses		(40,733)	(28,568)
Operating loss		(40,733)	(29,068)
Finance income	9	2,279	3,344
Finance costs	10	(183)	(2,826)
Loss before taxation		(38,637)	(27,550)
Tax credit	12	837	799
Loss attributable to equity holders of the parent		(37,800)	(26,751)
		U.S. Cents	U.S. Cents
Basic loss per ordinary share*	14	(3.86)	(3.25)
Diluted loss per ordinary share*	14	(3.86)	(3.25)
_____________________

*	Basic and diluted loss per share information is adjusted for our one-for-ten share consolidation which is effective January 18, 2008. See note 14 for further information.

The accompanying notes on pages F-7 to F-73 are an integral part of the financial statements.

Amarin Corporation plc

Balance Sheets at December 31, 2007

		Group		Company
	Note	2007	2006	2007	2006
		$’000	$’000	$’000	$’000
Non-current assets
Property, plant and equipment	16	595	314	19	25
Intangible assets	15	19,916	9,636	19,916	3,765
Investments in subsidiaries	17	—	—	60,136	22,715
Available for sale investments	20	15	18	15	18
Total non-current assets		20,526	9,968	80,086	26,523
Current assets
Inventory	18	—	—	—	—
Current tax recoverable	19	1,704	1,617	—	—
Other current assets	19	1,721	1,172	1,059	770
Cash and cash equivalents		18,303	36,802	17,298	34,719
Total current assets		21,728	39,591	18,357	35,489
Total assets		42,254	49,559	98,443	62,012
Non-current liabilities
Borrowings	21	2,051	—	2,051	—
Provisions	24	606	110	606	110
Derivative financial liability	27	2,108	—	2,108	—
Other liabilities	23	36	—	—	—
Total non-current liabilities		4,801	110	4,765	110
Current liabilities
Trade payables		3,462	2,096	841	396
Accrued expenses and other liabilities	22	6,733	8,625	3,430	1,814
Provisions	24	461	160	461	160
Total current liabilities		10,656	10,881	4,732	2,370
Total liabilities		15,457	10,991	9,497	2,480
Equity
Capital and reserves attributable to equity holders of the Company
Share capital	26	12,942	7,990	12,942	7,990
Share premium		147,171	139,313	147,171	136,587
Share based payment reserve	28	14,931	4,824	14,931	4,824
Warrant reserve		10,823	10,009	10,823	10,009
Equity component of 8% convertible debt		145	—	145	—
Capital redemption reserve		27,633	27,633	27,633	27,633
Treasury shares		(217)	(217)	—	—
Foreign currency translation reserve		(1,836)	(1,261)	832	683
Retained earnings		(184,795)	(149,723)	(125,531)	(128,194)
Total shareholders’ equity		26,797	38,568	88,946	59,532
Total shareholders’ equity and liabilities		42,254	49,559	98,443	62,012

The accompanying notes on pages F-7 to F-73 are an integral part of the financial statements.

Amarin Corporation plc

Consolidated Statement of Changes in Equity for the year ended December 31, 2007

	Share capital	Share premium	Share based payment reserve	Warrant reserve	Equity component of 8% convertible debt	Capital redemption reserve	Treasury shares	Foreign currency translation reserve	Retained earnings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
At January 1, 2006	6,778	113,239	2,623	9,620	—	27,633	(217)	697	(122,972)	37,401
Share issuances	1,212	25,212	—	—	—	—	—	—	—	26,424
Share issuance costs	—	(2,450)	—	—	—	—	—	—	—	(2,450)
Share based compensation	—	—	2,201	—	—	—	—	—	—	2,201
Fair value of future investment right	—	3,701	—	—	—	—	—	—	—	3,701
Warrant issue/exercise	—	(389)	—	389	—	—	—	—	—	—
Recognized income and expense:
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,958)	—	(1,958)
Net loss recognized directly in equity	—	—	—	—	—	—	—	(1,958)	—	(1,958)
Loss for the year	—	—	—	—	—	—	—	—	(26,751)	(26,751)
Total recognized income and expense	—	—	—	—	—	—	—	(1,958)	(26,751)	(28,709)
At December 31, 2006 and January 1, 2007	7,990	139,313	4,824	10,009	—	27,633	(217)	(1,261)	(149,723)	38,568
Share issuances	4,952	14,032	—	—	—	—	—	—	—	18,984
Share issuance costs	—	(948)	—	—	—	—	—	—	—	(948)
Share based compensation	—	—	10,107	—	—	—	—	—	—	10,107
Warrant issue/exercise	—	(2,498)	—	814	—	—	—	—	—	(1,684)
Strike off of subsidiary	—	(2,728)	—	—	—	—	—	—	2,728	—
Fair value of equity on 8% convertible debt	—	—	—	—	145	—	—	—	—	145
Recognized income and expense:
Foreign currency translation adjustment	—	—	—	—	—	—	—	(575)	—	(575)
Net loss recognized directly in equity	—	—	—	—	—	—	—	(575)	—	(575)
Loss for the year	—	—	—	—	—	—	—	—	(37,800)	(37,800)
Total recognized income and expense	—	—	—	—	—	—	—	(575)	(37,800)	(38,375)
At December 31, 2007	12,942	147,171	14,931	10,823	145	27,633	(217)	(1,836)	(184,795)	26,797

The accompanying notes on pages F-7 to F-73 are an integral part of the financial statements.

Amarin Corporation plc

Company Statement of Changes in Equity for the year ended December 31, 2007

	Share capital	Share premium	Share based payment reserve	Warrant reserve	Equity component of 8% convertible debt	Capital redemption reserve	Foreign currency translation reserve	Retained earnings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
At January 1, 2006	6,778	110,513	2,623	9,620	—	27,633	(235)	(120,842)	36,090
Share issuances	1,212	25,212	—	—	—	—	—	—	26,424
Share issuance costs	—	(2,450)	—	—	—	—	—	—	(2,450)
Share based compensation	—	—	2,201	—	—	—	—	—	2,201
Fair value of future investment right	—	3,701	—	—	—	—	—	—	3,701
Warrant issue/exercise	—	(389)	—	389	—	—	—	—	—
Recognized income and expense:
Foreign currency translation adjustment	—	—	—	—	—	—	918	—	918
Net loss recognized directly in equity	—	—	—	—	—	—	918	—	918
Loss for the year	—	—	—	—	—	—	—	(7,352)	(7,352)
Total recognized income and expense	—	—	—	—	—	—	918	(7,352)	(6,434)
At December 31, 2006 and January 1, 2007	7,990	136,587	4,824	10,009	—	27,633	683	(128,194)	59,532
Share issuances	4,952	14,032	—	—	—	—	—	—	18,984
Share issuance costs	—	(950)	—	—	—	—	—	—	(950)
Share based compensation	—	—	10,107	—	—	—	—	—	10,107
Warrant issue/exercise	—	(2,498)	—	814	—	—	—	—	(1,684)
Adjustment on asset acquisition	—	—	—	—	—	—	—	(371)	(371)
Fair value of equity on 8% convertible debt	—	—	—	—	145	—	—	—	145
Recognized income and expense:
Foreign currency translation adjustment	—	—	—	—	—	—	149	—	149
Net loss recognized directly in equity	—	—	—	—	—	—	149	—	149
Profit for the year	—	—	—	—	—	—	—	3,034	3,034
Total recognized income and expense	—	—	—	—	—	—	149	3,034	3,183
At December 31, 2007	12,942	147,171	14,931	10,823	145	27,633	832	(125,531)	88,946

The accompanying notes on pages F-7 to F-73 are an integral part of the financial statements.

Amarin Corporation plc

Cash Flow Statements for the year ended December 31, 2007

		Group		Company
	Note	2007	2006	2007	2006
		$’000	$’000	$’000	$’000
Cash flows from operating activities
(Loss)/Profit after tax		(37,800)	(26,751)	3,034	(7,352)
Adjustments:
Depreciation of property, plant and equipment	16	217	121	20	31
Amortization of intangible assets	15	169	674	58	232
Impairment of investment in subsidiary	17	—	—	4,593	—
Impairment of intangible assets	15	8,784	—	3,707	—
Impairment of property, plant and equipment		—	235	—	151
Impairment of available for sale investment	20	3	—	3	—
Share based compensation	28, 17	5,001	2,201	(640)	2,201
Share based compensation - warrants	28	275	—	275	—
Effect of exchange rate changes on assets/liabilities and other items*		(560)	(2,020)	(858)	1,867
Interest received	9	(1,252)	(1,344)	(1,197)	(1,299)
Interest expense	10	176	—	176	—
Interest paid on finance leases		4	(2)	—	—
(Increase)/decrease in other current assets		(250)	282	10	(75)
(Decrease)/increase in current liabilities		(1,359)	2,690	1,238	(2,408)
(Decrease) in other liabilities		—	(49)	—	—
Gain on strike off of subsidiaries	17	—	—	(14,085)	—
Increase/(decrease) in provisions		797	104	797	(35)
Fair value gain on derivative financial liability through income statement	27	(397)	—	(397)	—
R&D tax credit	12	(837)	(799)	—	—
Cash expended on operating activities		(27,029)	(24,658)	(3,266)	(6,687)
Tax refund		750	505	—	—
Net cash outflow from operating activities		(26,279)	(24,153)	(3,266)	(6,687)
Cash flows from investing activities
Purchase intangible assets		(5,810)	—	(5,810)	—
Interest received	9	1,252	1,344	1,197	1,299
Investment in subsidiaries	17	—	—	(22,288)	(19,524)
Purchases of property, plant and equipment		(415)	(245)	(14)	(13)
Net cash (outflow)/inflow from investing activities		(4,973)	1,099	(26,915)	(18,238)
Cash flows from financing activities
Proceeds from issue of share capital	26	9,685	26,424	9,685	26,424
Proceeds on the issue of convertible debentures	21	2,750	—	2,750	—
Expenses on issue of share capital		(285)	(2,450)	(285)	(2,450)
Expenses on issue of convertible debentures		(20)	—	(20)	—
Repayment of finance lease		(7)	(25)	—	—
Net cash inflow from financing activities		12,123	23,949	12,130	23,974
Net (decrease)/increase in cash and cash equivalents		(19,129)	895	(18,051)	(951)
Cash and cash equivalents at the beginning of the year		36,802	33,907	34,719	33,691
Exchange rate gains on cash and cash equivalents		630	2,000	630	1,979
Cash and cash equivalents at end of year		18,303	36,802	17,298	34,719
______________________

*
Included in the 2006 comparative figure is an amount of $2,818,000 reflecting the loss arising from the movement in the fair value between January 1, 2006 and the date of settlement, March 15, 2006 of the Future Investment Right negotiated as part of the May 2005 financing.

The accompanying notes on pages F-7 to F-73 are an integral part of the financial statements.

Amarin Corporation plc

Notes to the financial statements

for the year ended December 31, 2007

1.           Going concern and basis of preparation

Going concern and liquidity

At December 31, 2007, Amarin had a cash balance of $18.3 million. On May 14, 2008, we announced a private placement of Ordinary Shares for up to $60.0 million. The first tranche from new investors of $28.0 million closed on May 19, 2008, see note 33 "Post balance sheet events". Based upon current business activities, the directors forecast Amarin having sufficient cash to fund operations for at least the next 12 months from May 19, 2008. The directors therefore believe that it is appropriate that these financial statements are prepared on a going concern basis. This basis of preparation assumes that the Group will continue in operational existence for the foreseeable future.

Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“E.U.”) and International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”). All International Financial Reporting Standards issued by the IASB and effective at the time of preparing these consolidated financial statements have been adopted by the E.U. through the endorsement procedure established by the European Commission, with the exception of the International Accounting Standard IAS 39 “Financial Instruments: Recognition and Measurement” related to the hedging portfolio. Since the company is not materially affected by the provisions regarding portfolio hedging that are not required by the E.U.-endorsed version of IAS 39, the accompanying financial statements comply with both International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards issued by the IASB.

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

All inter-company account balances, transactions, and any unrealized gains and losses or income and expenses arising from inter-company transactions have been eliminated in preparing the Consolidated Financial Statements. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

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

Cost is defined as the amount of cash or cash equivalents paid, or the fair value of other consideration given.  When IPR&D is acquired and the consideration is settled using the company's equity instruments, the IPR&D is stated at fair value at the date of acquisition.  In cases where the fair value of the IPR&D acquired cannot be measured reliably, the fair value capitalized at the date of acquisition is measured by reference to the fair value of the equity instruments granted as consideration.

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

Financial assets

Available for sale financial assets are non-derivative assets that are either designated in this category or not classified in any other category. Equity securities are classified as available for sale. They are measured on initial recognition and subsequently at fair value within non-current assets. Fair value gains or losses are recognized directly in shareholders’ equity. A significant or prolonged decline in the fair value of the investment be low its cost is considered as an indicator that the investment is impaired.

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

Derivative financial liabilities

Financial liabilities

Issued financial liabilities or their components are classified as derivative financial liabilities where the substance of the contractual arrangement results in the group having a present obligation to either deliver cash or another financial asset to the holder, to exchange financial instruments on terms that are potentially unfavorable or to satisfy the obligation otherwise than by the exchange of a fixed amount of cash or another financial asset for a fixed number of shares.

Derivative financial liabilities on initial recognition are recorded at fair value, being the fair value of consideration received.  They are subsequently held at fair value, with gains and losses arising for changes in fair value recognized in the income statement at each period end.  The group derecognizes the derivative financial liability, and recognizes a gain in the income statement when its contractual obligations are cancelled or expired.  If the group issues shares to discharge the liability, the derivativefinancial liability is derecognized and share premium is recognized on the issuance of those shares.

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

Finance income and costs

Finance income comprises interest income on cash and cash equivalents, gains on the disposal of available for sale financial assets, gains on fair value movements of derivative financial instruments and foreign currency gains on financing activities. Interest income is recognized on a time proportion basis using the effective interest method.

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

(b)           Treasury shares

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

Carrying value of investment in subsidiaries

The carrying value of the Company’s investment in subsidiaries is tested at least annually for impairment. The Company uses the present value of future cash flows of their products to determine whether an impairment provision is required. These cash flows assume the Company’s products will be approved by the FDA and will be capable of generating revenues. Management judgment is required in forecasting the cash flows of each product and these cash flows are adjusted for industry probability factors and the Group discount rate. During 2007, the Company provided for $4,593,000 for impairment on AMR101 for HD related investments.

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

The purchase price for the acquisition of Ester comprises both upfront and contingent consideration in the form of both cash and share payments. Share payments will be in the form of ADSs with each ADS representing one Ordinary Shares of £0.05 each in the capital of Amarin (one Ordinary Share of £0.50 post share consolidation effective January 18, 2008 whereby ten Ordinary Share of £0.05 each became one Ordinary Share of £0.50 each) and certain success based milestone payments as follows:

•	Initial consideration of approximately $15 million on closing comprising $5.191 million in cash and $10 million in Amarin shares (subject to a maximum of 25 million Ordinary Shares).

•
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

•
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

•
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

Preliminary purchase price

The preliminary purchase price consisted of an upfront payment of $5.191 million in cash and $10 million in common stock and contingent common stock payment of $5 million (which is considered probable) for 100% of the outstanding shares of Ester. The fair value of the Amarin common stock issued was $9 million. This was based on the issue of 25 million shares and the closing price of Amarin common stock of $0.36, on December 5, 2007, the date of the acquisition. The achievement of Milestone Ia is considered to be probable and therefore has been recognized as a cost of investment. In accordance with IFRS 2, ‘Share-based payments’, Milestone Ia is an equity-settled share based payment transaction and has been valued at fair value of the equity instrument at the date of acquisition. The resulting valuation (using a Monte Carlo model) of $4.8 million has been recognized in share based payment reserve (see note 28) and the corresponding intangible asset. No amount has been recognized in respect to Milestones Ib and II.

The preliminary purchase price for the acquisition of 100% of the outstanding shares of Ester is as follows:

$’000
Fair value of Amarin common stock issued	9,000
Fair value of cash paid	5,191
Fair value of Amarin common stock to be issued under Milestone Ia	4,756
Direct acquisition costs	1,340
Total preliminary purchase price	20,287

The final purchase price is dependent on the actual number of shares of Amarin common stock issued and actual direct acquisition costs, together with contingent consideration which may become payable, in the future, on the achievement of certain Milestones (as outlined above). Such additional consideration may be paid in cash or shares at the sole option of Amarin (with the exception of Milestone II which is payable in cash) and would increase the cost of the intangible fixed assets and result in an increased amortization charge over the useful economic life of these assets. Under the asset acquisition method of accounting, the fair value of the consideration is allocated to net tangible assets based on their fair value with the remaining balance allocated to intangible assets.

Allocation of the costs of investment to the net assets

	Ester $’000	Adjustments $’000	Acquisition accounting $’000
Intangible assets	—	19,916	19,916
Property, plant and equipment	7	—	7
Net current assets	364	—	364
Net assets acquired	371	19,916	20,287

Consideration

	No. of Shares (‘000)	$	$’000
Fair value of Amarin common stock issued	25,000	0.36	9,000
Cash payment			5,191
Fair value of Amarin common stock to be issued under Milestone Ia			4,756
Direct acquisition costs			1,340
Cost of investment			20,287

The cost of the investment is allocated to the net tangible assets based on their fair value with the remaining balance allocated to intangible assets. For all asset classes other than intangible assets, no fair value adjustment is required due to the nature of the assets and liabilities acquired and the proximity to settlement for the other current assets and liabilities.

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

	2007			2006
	UK & Ireland	Rest of world	Total	UK & Ireland	Rest of world	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue	—	—	—	500	—	500
Operating expenses	(40,571)	(162)	(40,733)	(28,568)	—	(28,568)
Operating loss	(40,571)	(162)	(40,733)	(28,068)	—	(28,068)
Finance income	2,279	—	2,279	3,344	—	3,344
Finance costs	(183)	—	(183)	(2,826)	—	(2,826)
Loss before taxation	(38,475)	(162)	(38,637)	(27,550)	—	(27,550)
Tax credit	837	—	837	799	—	799
Loss for the year	(37,638)	(162)	(37,800)	(26,751)	—	(26,751)
Other segment items:
Impairment of intangible assets	(8,784)	—	(8,784)	—	—	—
Impairment of property, plant and equipment	—	—	—	(235)	—	(235)

Revenue in 2006 originated in the U.K. and Ireland and related to one customer in the U.S.

Assets and liabilities

	2007			2006
	UK & Ireland	Rest of world	Total	UK & Ireland	Rest of world	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Segment assets	41,996	258	42,254	49,559	—	49,559
Segment liabilities	(15,228)	(49)	(15,277)	(10,838)	—	(10,838)
Unallocated liabilities: Income tax liabilities	(180)	—	(180)	(153)	—	(153)
Net assets	26,588	209	26,797	38,568	—	38,568
Other segment items:
Capital expenditure on property, plant and equipment	444	—	444	245	—	245
Capital expenditure on intangible assets	20,287	—	20,287	—	—	—
Depreciation	217	—	217	121	—	121

The Group operates as one business segment, research and development.

5.           Exceptional operating expenses

	2007	2006
	$’000	$’000
Impairment of intangible assets	8,784	—
Redundancy	—	277
Property	—	19
Impairment of property, plant and equipment	—	235
Total	8,784	531

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
_____________________

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

Mr. Groom waived emoluments in respect of the year ended December 31, 2007 amounting to $50,000 (year to December 31, 2006; $46,000).

Total remuneration of directors (including benefits in kind) includes amounts paid to:

Highest paid director

	2007	2006
	$’000	$’000
Aggregate emoluments*	1,517	815
Group pension contributions to money purchase schemes	60	169
	1,577	984
____________________

*	Included in aggregate emoluments in 2007, is a termination payment of $908,000.

During each of the years ended December 31, 2007 and 2006 no director exercised options.

Directors emoluments and interests are presented in further detail in “Item 6 — Directors, Senior Management and Employees” in the front section of this document.

8.           Employee information

The average monthly number of persons (including executive directors) employed by the Group during the year was:

	2007 Number	2006 Number
Marketing and administration	17	12
Research and development	8	6
	25	18

	2007	2006
	$’000	$’000
Staff costs (for the above persons):
Wages and salaries	6,075	4,228
Social security costs	566	453
Other pension costs	304	403
	6,945	5,084

Share based payment information is disclosed in note 28.

At the end of 2007, the Group employed 28 people.

The average monthly number of persons (including executive directors) employed by the Company during the year was:

	2007 Number	2006 Number
Marketing and administration	2	3

	2007	2006
	$’000	$’000
Staff costs (for the above persons):
Wages and salaries	677	1,032
Social security costs	121	87
Other pension costs	68	181
	866	1,300

At the end of 2007, the Company employed 1 person.

9.           Finance income

	2007	2006
	$’000	$’000
Interest income on short term bank deposits	1,252	1,344
Fair value gain on derivative financial liability (see note 27)	397	—
Foreign exchange gains	630	2,000
	2,279	3,344

For the years ended December 31, 2007 and 2006 the foreign exchange gain resulted primarily from the weakening of the U.S. Dollar against sterling.

10.           Finance costs

	2007	2006
	$’000	$’000
On future investment right	—	2,818
On finance leases	4	2
On 8% convertible debentures	176	—
Impairment on available for sale investments	3	6
	183	2,826

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
___________________

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

	2007	2006
	$’000	$’000
Loss before taxation	(38,637)	(27,550)
Loss on ordinary activities multiplied by standard rate of corporate tax in the U.K. of 30%	(11,591)	(8,265)
Overseas tax and adjustments in respect of foreign tax rates	521	238
Unrecognized accelerated capital allowances and other timing differences	5,981	7,320
Research and development tax credit relief (rate differences)	734	1,079
Expenses not deductible for tax purposes	5,192	1,171
Total tax credit	(837)	(799)

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

13.           Profit/(Loss) for the financial period

As permitted by section 230 of the Companies Acts, the Company’s Income Statement has not been included in these financial statements.  Of the consolidated loss attributable to the shareholders of Amarin Corporation plc, a profit of $3,034,000 (December 31, 2006: loss of $7,352,000) has been dealt with in the financial statements of the Company.

14.           Loss per ordinary share

The loss per ordinary share is as follows:

	2007	2006
	$’000	$’000
Loss for the financial year attributable to ordinary shareholders	(37,800)	(26,751)

	U.S. cents	U.S. cents

Basic loss per ordinary share	(3.86)	(3.25)
Diluted loss per ordinary share	(3.86)	(3.25)

	Number	Number
Weighted average number of ordinary shares in issue	9,783,595	8,233,705
Dilutive impact of convertible debentures	—	—
Dilutive impact of share options and warrants outstanding	—	—
Diluted average number of ordinary shares in issue	9,783,595	8,233,705

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

15.           Intangible assets

Group

IPR&D
$’000
Cost
At January 1, 2006	12,753
Foreign currency adjustment	1,343
At December 31, 2006 and at January 1, 2007	14,096
Acquisitions	19,916
Impairments	(14,096)
At December 31, 2007	19,916
Amortization
At January 1, 2006	3,361
Charge for the year	674
Foreign currency adjustment	425
At December 31, 2006 and at January 1, 2007	4,460
Charge for the year	169
Elimination on impairments	(4,629)
At December 31, 2007	—
Net book value at December 31, 2007	19,916
Net book value at December 31, 2006	9,636
Net book value at January 1, 2006	9,392

Company

IPR&D
$’000
Cost
At January 1, 2006	5,895
Foreign currency adjustment	1,343
At December 31, 2006 and at January 1, 2007	7,238
Acquisitions	19,916
Impairments	(7,238)
At December 31, 2007	19,916
Amortization
At January 1, 2006	2,816
Charge for the year	232
Foreign currency adjustment	425
At December 31, 2006 and at January 1, 2007	3,473
Charge for the year	58
Elimination on impairments	(3,531)
At December 31, 2007	—
Net book value at December 31, 2007	19,916
Net book value at December 31, 2006	3,765
Net book value at January 1, 2006	3,079

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

Company

Cost	Short leasehold	Fixtures and fittings	Computer equipment	Total
	$’000	$’000	$’000	$’000
At January 1, 2006	293	95	246	634
Additions	—	—	13	13
Impairments	(293)	(95)	—	(388)
At December 31, 2006 and at 1 January 2007	—	—	259	259
Additions	—	8	6	14
At December 31, 2007	—	8	265	273
Accumulated depreciation
At January 1, 2006	140	85	215	440
Charge for the year	7	5	19	31
Eliminated on impairments	(147)	(90)	—	(237)
At December 31, 2006 and January 1, 2007	—	—	234	234
Charge for the year	—	1	19	20
At December 31, 2007	—	1	253	254
Net book value at December 31, 2007	—	7	12	19
At December 31, 2006	—	1	25	25

The Company had no property, plant or equipment under finance leases at December 31, 2007 or 2006.

17.           Investments in subsidiaries Company

Company

Cost	$’000
At January 1, 2006	3,191
Inter company movements during the year	19,524
At December 31, 2006 and January 1, 2007	22,715
Gain on strike off of Amarin Pharmaceuticals Company Limited	15,745
Loss on strike off of Amarin Pharmaceuticals (U.K.) Limited	(1,660)
Loss on impairment of investment in subsidiary	(4,593)
IFRS 2 re-charges to subsidiaries during the period	5,641
Other inter company movements during the year	22,288
At December 31, 2007	60,136

Interest in group undertakings at December 31, 2007

	Country of		Proportion of nominal value of issued share capital held by the
Name of Undertaking	incorporation or registration	Description of shares held	Group	Company
			%	%
Amarin Neuroscience Limited	Scotland	4,000,000 £1 ordinary shares	100	100
Amarin Pharmaceutical Ireland Limited	Ireland	100 €1 ordinary shares	100	100
Amarin Finance Limited	Bermuda	11,991 $1 ordinary shares	100	100
Ester Neurosciences Limited	Israel	1,320,264 NIS 0.01 ordinary shares	100	100
		440,526 NIS 0.01 “A” redeemable convertible preference shares	100	100
		1,212,145 NIS 0.01 “B” redeemable convertible preference shares	100	100

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

18.           Inventory

	Group		Company
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
Raw materials and consumables	982	414	—	—
Provision	(982)	(414)	—	—
New realizable value	—	—	—	—

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

20.           Available for sale investments

Cost	$’000
At January 1, 2006	24
Impairments recorded in the income statement	(6)
At December 31, 2006	18
Impairments recorded in the income statement	(3)
At December 31, 2007	15

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

The fair value of the liability component was calculated using a market interest rate for an equivalent non-convertible debenture.  The fair value of the Company’s redemption option was determined using a Monte Carlo model and was nil at December 4, 2007 and December 31, 2007.

Gross proceeds received from the issue of the convertible debentures have been split between the liability element and an equity component, representing the fair value of the embedded option to convert the liability into equity as follows:

Group and Company

	2007	2006
	$’000	$’000
Gross proceeds of convertible debentures issued	2,750	—
Liability component at the date of issue	(2,055)	—
Equity and warrants component	695	—
		—
Attributable to:		—
Fair value of warrants component	550	—
Fair value of equity component	145	—
Liability component at the date of issue	695	—

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

23.           Other liabilities

	Group		Company
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
Obligations under finance leases	36	—	—	—

Analysis of repayments

The future minimum lease payments to which the Group and the Company are committed under finance leases are as follows:

	Group		Company
	2007	2006	2007	2006
	$’000	$’000	$’000	$’000
Not later than one year	13	—	—	—
Later than one year and not later than five years	40	—	—	—
Less: future finance charges on finance leases	(7)	—	—	—
	46	—	—	—
Less: current maturities	(10)	—	—	—
Lon-term maturity	36	—	—	—

Finance lease liabilities are in respect of office equipment with lease terms of five years.  Finance lease liabilities are effectively secured obligations, as the rights to the leased asset revert to the lessor in the event of default.  The fair value of the finance lease liabilities is not materially different to their carrying value.

24.           Provisions

Group and Company

	Onerous lease	National insurance	Total
	$’000	$’000	$’000
At January 1, 2006	220	15	235
Charged to the income statement	—	218	218
Released to the income statement	(69)	(114)	(183)
At December 31, 2006	151	119	270
Charged to the income statement	957	—	957
Released to the income statement	(41)	(119)	(160)
At December 31, 2007	1,067	—	1,067

At December 31, 2007 provisions due within one year was $461,000 (December 31, 2006: $160,000).  Provisions greater than one year was $606,000 (December 31, 2006: $110,000).  At December 31, 2007 it was decided to vacate our premises at Curzon Street, London.  We are obliged to pay rent, service charges and rates to the end of the lease which expires on March 20, 2010.  We have fully provided for these costs.

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

Group

At December 31, 2007	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	$’000	$’000	$’000	$’000
Borrowings	220	220	2,970	—
Trade and other payables	10,187	—	—	—
Finance Leases	13	13	27	—
Derivative financial instruments	—	2,108	—	—

At December 31, 2006	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	$’000	$’000	$’000	$’000
Borrowings	—	—	—	—
Trade and other payables	10,627	—	—	—

Company

At December 31, 2007	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	$’000	$’000	$’000	$’000
Borrowings	220	220	2,970	—
Trade and other payables	4,271	—	—	—
Derivative financial instruments	—	2,108	—	—

At December 31, 2006	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	$’000	$’000	$’000	$’000
Borrowings	—	—	—	—
Trade and other payables	2,115	—	—	—

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

Amarin’s policy follows the DTI’s Better Payment Policy, copies of which can be obtained from the Better Payments Group’s website.

Interest rate risk profile of financial liabilities

The Group’s financial liabilities comprised trade and other payables, borrowings, derivative financial instruments and finance leases.

	2007				2006
	Floating Rate	Fixed Rate	No Interest	Total	Floating Rate	Fixed Rate	No Interest	Total
	$000	$000	$000	$000	$000	$000	$000	$000
Sterling	—	46	5,144	5,190	—	—	6,795	6,795
Euro	—	—	2,290	2,290	—	—	1,300	1,300
U.S. Dollar	—	2,750	4,812	7,562	—	—	2,532	2,532
NIS	—	—	49	49	—	—	—	—
Total	—	2,796	12,295	15,091	—	—	10,627	10,627

The Company’s financial liabilities comprised trade and other payables, borrowings, derivative financial instruments and finance leases.

	2007				2006
	Floating Rate	Fixed Rate	No Interest	Total	Floating Rate	Fixed Rate	No Interest	Total
	$000	$000	$000	$000	$000	$000	$000	$000
Sterling	—	—	1,972	1,972	—	—	1,833	1,833
Euro	—	—	813	813	—	—	130	130
U.S. Dollar	—	2,750	3,584	6,344	—	—	152	152
Total	—	2,750	6,379	9,129	—	—	2,115	2,115

Interest rate risk profile of financial assets

The Group’s financial assets comprise cash, other receivables, short-term deposits and available for sale investments.

	2007				2006
	Floating Rate	Fixed Rate	No Interest	Total	Floating Rate	Fixed Rate	No Interest	Total
	$000	$000	$000	$000	$000	$000	$000	$000
Sterling	9,046	—	343	9,389	23,773	—	288	24,061
Euro	606	—	46	652	5,102	—	50	5,152
U.S. Dollar	8,666	—	79	8,745	7,945	—	115	8,060
NIS	—	—	57	57	—	—	—	—
Total	18,318	—	525	18,843	36,820	—	453	37,273

The Company’s financial assets comprise cash, other receivables, short-term deposits and available for sale investments.

	2007				2006
	Floating Rate	Fixed Rate	No Interest	Total	Floating Rate	Fixed Rate	No Interest	Total
	$000	$000	$000	$000	$000	$000	$000	$000
Sterling	8,950	—	176	9,126	22,635	—	133	22,768
Euro	173	—	1	174	4,638	—	14	4,652
U.S. Dollar	8,189	—	79	8,268	7,464	—	115	7,579
Total	17,312	—	256	17,568	34,737	—	262	34,999

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

The carrying amounts of the group’s foreign currency denominated monetary assets and liabilities at year end December 31, 2006 are as follows:

	Financial Assets	Financial Liabilities
	$’000	$’000
Sterling	24,061	6,795
Euro	5,152	1,300
NIS	—	—
	29,213	8,095

The carrying amounts of the group’s foreign currency denominated monetary assets and liabilities at year end December 31, 2007 are as follows:

	Financial Assets	Financial Liabilities
	$’000	$’000
Sterling	9,126	1,972
Euro	174	813
	9,300	2,785

The carrying amounts of the Company’s foreign currency denominated monetary assets and liabilities at year end December 31, 2006 are as follows:

	Financial Assets	Financial Liabilities
	$’000	$’000
Sterling	22,768	1,833
Euro	4,652	130
	27,420	1,963

Foreign currency sensitivity analysis

The Group and Company are mainly exposed to euro and sterling.  The following table details the group’s sensitivity to a ten per cent increase and decrease in the unit of currency.

	Impact on Profit or Loss of the Group
	2007*	2006*
	$’000	$’000
Sterling	420	1,727
Euro	164	385
NIS	1	—

	Impact on Profit or Loss of the Company
	2007*	2006*
	$’000	$’000
Sterling	715	2,094
Euro	64	452

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

Fair values of financial assets and liabilities

The fair values of financial assets and liabilities have been established using the market rate where available.  For those instruments without a market value a discounted cash flow approach has been used based on a cost of capital of 15%.  There is no significant difference between the fair value and the carrying value of the Group’s financial assets and liabilities as at December 31, 2007.

At December 31, 2007 and 2006, the Group had no overdraft facilities.  The Group has no undrawn committed borrowing facilities as at December 31, 2007.

26.           Called-up share capital

	2007	2006
	$’000	$’000
Authorized
1,559,114,066 ordinary shares of £0.05 each (1,559,114,006 ordinary shares of £0.05 each for December 31, 2006)	125,319	125,319
440,855,934 preference shares of £0.05 (December 31, 2006: 440,855,434)	40,566	40,566
	165,885	165,885
Allotted, called up and fully paid
139,057,370 ordinary shares of £0.05 each (December 31, 2006: 90,684,230)	12,942	7,990

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

On May 16, 2008, pursuant to articles 5 and 6 of the articles of association, the board of directors resolved that:

•	80 of the 5 pence Preference Shares be consolidated and divided into 8 Preference Shares with a nominal value of 50 pence each; and

•
the Preference Shares with a nominal value of 50 pence each to be issued and allotted to subscribers shall be known as “Series A Preference Shares” and shall be issued with the rights, and subject to the restrictions and limitations, set out in forms 128(1) and 128(4) filed with Companies House in the U.K. in May 2008.

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

27.           Options and warrants over shares of Amarin Corporation plc

Number of share options outstanding over £0.05 Ordinary Shares*	Note	Date Option Granted	Exercise price per Ordinary Share*	Number of share options repriced at US$5.00 per Ordinary Share (Note 1)	Number of share options repriced at US$0.44 per Ordinary Share (Note 20)

100,000	1	23 November 1998	25.00	100,000	—
250,000	2	23 November 1998	5.00	—	—
5,000	3	2 March 1999	7.22	—	—
5,500	4	7 September 1999	3.00	—	—
37,500	4	1 April 2000	3.00	—	—
10,000	3	7 April 2000	3.00	—	—
5,000	4	23 May 2000	3.00	—	—
3,293	4	26 September 2000	3.00	—	—
10,000	3	19 February 2001	6.13	—	—
45,000	6	4 June 2001	8.65	—	—
15,000	6	2 July 2001	10.00	—	—
6,000	6	27 July 2001	12.88	—	—
186,500	6, 7	23 January 2002	17.65	—	—
80,000	8	18 February 2002	13.26	—	—
20,000	7	1 May 2002	19.70	—	—
15,000	7	1 May 2002	21.30	—	—
5,000	7	19 July 2002	8.81	—	—
15,000	7	5 September 2002	3.33	—	—
60,000	7	6 November 2002	3.46	—	—
221,667	9	6 November 2002	3.10	—	—
105,933	10	24 February 2003	3.17	—	—
40,000	6	29 April 2003	2.82	—	—
10,000	7	2 July 2003	3.37	—	—
70,000	6	21 November 2003	2.38	—	—
375,000	6	2 July 2004	0.85	—	—
170,000	11	21 July 2004	0.84	—	—
210,000	12	8 October 2004	1.25	—	—
19,125	13	8 October 2004	1.25	—	—
20,000	6	29 November 2004	2.40	—	—
100,000	14	28 February 2005	3.04	—	—
100,000	14	28 February 2005	3.04	—	—
350,000	15	28 February 2005	3.04	—	—
10,000	6	28 March 2005	2.43	—	—
150,000	21	10 June 2005	1.30	—	—
200,000	16	10 June 2005	1.30	—	—
200,000	17	28 June 2005	1.09	—	—
160,000	6	28 June 2005	1.09	—	—

Number of share options outstanding over £0.05 Ordinary Shares*	Note	Date Option Granted	Exercise price per Ordinary Share*	Number of share options repriced at US$5.00 per Ordinary Share (Note 1)	Number of share options repriced at US$0.44 per Ordinary Share (Note 20)

20,000	6	13 July 2005	1.37	—	—
20,000	6	1 September 2005	1.44	—	—
10,000	6	9 September 2005	1.42	—	—
20,000	6	20 September 2005	1.49	—	—
100,000	6	27 September 2005	1.50	—	—
10,000	18	28 October 2005	1.38	—	—
325,000	19	2 December 2005	1.16	—	—
10,000	6	12 December 2005	1.18	—	—
120,000	6	11 January 2006	1.35	—	—
431,000	6	12 January 2006	1.53	—	—
100,000	21	16 January 2006	1.95	—	—
200,000	6	16 January 2006	1.95	—	—
80,000	6	27 January 2006	2.72	—	—
100,000	6	3 February 2006	3.46	—	—
20,000	6	20 March 2006	3.26	—	—
30,000	5	7 April 2006	2.86	—	—
40,000	6	5 May 2006	2.95	—	—
20,000	6	6 June 2006	2.38	—	—
10,000	6	10 July 2006	2.40	—	—
10,000	6	28 July 2006	2.45	—	—
10,000	6	20 September 2006	2.65	—	—
10,000	6	25 October 2006	2.23	—	—
2,721,666	6, 20	8 December 2006	2.30	—	2,721,666
266,666	20, 21	8 December 2006	2.30	—	266,666
20,000	6, 20	8 January 2007	2.27	—	20,000
20,000	6, 20	12 February 2007	1.87	—	20,000
20,000	6, 20	19 February 2007	1.83	—	20,000
20,000	6, 20	21 February 2007	1.87	—	20,000
175,000	6, 20	23 February 2007	1.80	—	175,000
75,000	6, 20	8 March 2007	1.82	—	75,000
75,000	6, 20	15 March 2007	2.49	—	75,000
600,000	6, 20	2 April 2007	2.30	—	600,000
650,000	6, 20	9 April 2007	2.49	—	650,000
350,000	6, 20	11 April 2007	3.00	—	350,000
50,000	6	4 June 2007	0.60	—	—
450,000	6	2 August 2007	0.44	—	—
150,000	6	28 August 2007	0.46	—	—
30,000	6	11 September 2007	0.52	—	—
50,000	6	12 September 2007	0.54	—	—
10,804,850				100,000	4,993,332

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

20.
Following the significant decline in the Company’s stock price as a result of the disappointing outcome of the two Phase III studies of AMR 101 conducted by the Company in Huntington’s Disease, the Remuneration Committee (the “Committee”) reviewed the effect of that decline on certain awards of stock options previously made to Directors, employees and the Board’s Scientific Advisor under the Company’s 2002 Stock Option Plan and has determined that, in order to incentivise Directors, employees and the Board’s Scientific Advisor in relation to future performance and to re-align their interests with those of the Company’s shareholders, the option exercise price stated in all Award Agreements relating to stock options granted in the period from December 8, 2006 to April 11, 2007 should be amended so that it will be equal to the sale price of the Company’s American Depositary Receipts at market close on NASDAQ on the last trading day preceding a meeting of the Committee to be convened as soon as practicable following the AGM.  The Committee was conscious that shareholders may potentially be sensitive to the making of such amendments to the Award Agreements and considers it appropriate that the shareholders approve the Committee’s action in making such amendments.  At the Annual General Meeting held on July 19, 2007, a resolution to the above affect was approved by the shareholders.  On August 2, 2007 the Remuneration Committee approved the amendment.  The new strike price for these stock options was set at $0.44.

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

Warrants in shares of Amarin Corporation plc

At December 31, 2007, warrants have been granted over ordinary shares as follows:

Number of warrants outstanding	Note	Date warrant granted	Exercise price per ordinary share	Share price at date of issue	Fair value per warrant at date of issue
313,234	1	27 January 2003	US$3.48	US$2.84	US$2.13
500,000	2	25 February 2004	US$1.90	US$1.68	US$1.28
8,463,246	3	21 December 2005	US$1.43	US$1.19	US$0.91
294,000	4	26 January 2006	US$3.06	US$2.72	US$2.10
175,000	5	27 April 2007	US$1.79	US$1.82	US$1.49
615,643	6	1 June 2007	US$0.72	US$0.60	US$0.49
30,000	7	21 June 2007	US$0.60	US$0.54	US$0.37
10,000	8	29 November 2007	US$0.34	US$0.36	US$0.30
10,437,112	9 & 10	5 December 2007	US$0.48	US$0.36	US$0.24
20,838,235

(1)	During January 2003, 313,234 warrants were issued to Security Research Associates Inc. and may be exercised between 27 January 2004 and 26 January 2008.

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

(9)
During December 2007, via the registered direct offering referred to in note 26, 8,145,446 warrants were issued to those equity investors at a rate of approximately 50% of shares acquired and 2,291,666 warrants were issued to those convertible debt investors at a rate of approximately 40% of debt acquired.  These warrants were granted at a price of $0.48 and are exercisable from December 4, 2007 to December 3, 2012.  If our trading market price is equal to or above $0.915, as adjusted for any stock splits, stock combinations, stock dividends and other similar events, for each of any twenty consecutive trading days, then the Group at any time thereafter shall have the right, but not the obligation, on 20 days’ prior written notice to the holder, to cancel any unexercised portion of this warrant for which a notice of exercise has not yet been delivered prior to the cancellation date.  Per the warrant agreement, if at any time prior to December 6, 2009, the Company issues Ordinary Shares, securities convertible into ADSs or Ordinary Shares, warrants to purchase ADSs or Ordinary Shares or options to purchase any of the foregoing to a third party (other than any Exempt Issuance) at a price that is less than, or converts at a price that is less than, $3.66 (post share consolidation effective January 18, 2008) (such lesser price, the “Down-round Price”), then the Exercise Price shall be adjusted to equal 130% of the Down-round Price.  On May 14, 2008, we announced a private placement of Ordinary Shares for up to $60.0 million.  The first tranche from new investors of $28.0 million closed on May 19, 2008 (see note 33 for further details).  These warrants have therefore been re-priced to $2.99 per share from their original grant price of $4.80 per share (post share consolidation effective January 18, 2008).

(10)
As these warrants have a variable price, due to the price adjustment clause as described in paragraph 9 above, under IAS 32 “Financial instruments: disclosure and presentation” these warrants are financial liabilities.  In accordance with IAS 39 “Financial instruments: recognition and measurement” these warrants should be measured at fair value through the income statement.  At December 5, 2007 (date of issue) the warrants had a fair value of $0.24 per warrant.  At December 31, 2007, the warrants had a fair value of $0.20 per share.  A fair value gain of $397,000 is recognized in finance income for the year.

2007
$’000
Derivative financial liability in respect of warrants at December 5, 2007	2,505
Fair value gain on derivative financial liability	(397)
Derivative financial liability in respect of warrants at December 31, 2007	2,108

The following assumptions were used to estimate the fair values of the warrants granted:

	December 5 2007	December 31 2007
Share price	$0.36	$0.26
Risk free interest rate (percentage)	3.3%	3.4%
Volatility (percentage)	114%	114%
Contractual life	5 years	5 years
Remaining contractual life	5 years	4.93 years
Dividend yield	—	—

The approach used to value the warrants uses a share price modeling technique with Monte Carlo simulation.  Expected future risk neutral share price distributions were developed using the Monte Carlo technique.  These were used to calculate the expected payoffs to the warrant holders, based on their contractual terms. These payoffs were then discounted to present value to estimate their fair value. Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility.  This is based on analysis of daily price changes over a five year measurement period from the date of grant, December 5, 2007 and period end, December 31, 2007.   The risk free rate for periods within the contractual life of the warrant is based on the U.S. Treasury yield curve in effect at the time of grant.

28.           Share-based payments

(a) Share based compensation/stock option plan

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

Following the significant decline in the Company’s stock price as a result of the disappointing outcome of the two Phase III studies of AMR 101 conducted by the Company in Huntington’s disease, the Remuneration Committee (“Committee”) reviewed the effect of that decline on certain awards of stock options previously made to Directors, employees and the Board’s Scientific Advisor under the Company’s 2002 Stock Option Plan and has determined that, in order to incentivise Directors, employees and the Board’s Scientific Advisor in relation to future performance and to re-align their interests with those of the Company’s shareholders, the option exercise price stated in all Award Agreements relating to stock options granted in the period from December 8, 2006 to April 11, 2007 should be amended so that it would be equal to the sale price of the Company’s American Depositary Receipts at market close on NASDAQ on the last trading day preceding a meeting of the Committee to be convened as soon as practicable following the 2007 Annual General Meeting (“2007 AGM”).  The Committee was conscious that shareholders might potentially be sensitive to the making of such amendments to the Award Agreements and considered it appropriate that the shareholders approve the Committee’s action in making such amendments.  At the 2007 AGM held on July 19, 2007, a resolution to the above affect was approved by the shareholders.  On August 2, 2007, the Committee approved the amendment of the exercise price of 5,526,666 stock options held by employees to $0.44 from original exercise prices ranging between $1.80 and $3.00 per share.  The incremental fair value was the fair value of the options at the date of the amendment of the exercise price, based on the new exercise price less the fair value of the options at the date of the amendment of the exercise price, based on the original exercise price.  This incremental fair value was then expensed over the remaining vesting period of the options, in addition to the expense originally recognized.  As a result of the amendment, under IFRS 2, the company has recognized incremental compensation expense related to the increase in fair value due to the modification of $143,000 in the twelve months to December 31, 2007.  The total incremental compensation expense at the date of modification was $368,000.

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

A summary of activity under the 2002 Stock Option Plan for the years ended December 31, 2007 and December 31, 2006 is as follows:

	2007 Options	2007 Weighted average exercise price	2006 Options	2006 Weighted average exercise price*
			$	$
Outstanding at January 1,	8,964,975	1.99	4,821,952	3.55
Granted	2,735,000	0.45	4,907,666	0.88
Exercised	(6,666)	1.25	(694,643)	1.49
Lapsed	(888,459)	0.93	(70,000)	8.79
Outstanding at December 31,	10,804,850	1.69	8,964,975	1.99
Exercisable at December 31,	5,113,073	2.75	2,677,308	4.28

*	Comparative information for December 31, 2006 has been updated to reflect the option exercise price amendment described above.

During the 12 months ended December 31, 2007 and December 31, 2006 all options were granted at the market price.  Options outstanding and exercisable at the 12 months ended December 31, 2007 and December 31, 2006 had the following attributes:

	2007 Options	2007 Weighted average exercise price	2006 Options	2006 Weighted average exercise price*
			$	$
Outstanding at December 31, Options granted at market price	9,759,390	1.11	7,919,515	1.32
Options granted at a discount to the market price	697,793	8.01	697,793	8.01
Options granted at a premium to the market price	347,667	5.25	347,667	5.25
Exercisable at December 31, Options granted at market price	4,067,613	1.64	1,631,848	2.47
Options granted at a discount to the market price	697,793	8.01	697,793	8.01
Options granted at a premium to the market price	347,667	5.25	347,667	5.25

*	Comparative information for December 31, 2006 has been updated to reflect the option exercise price amendment described above.

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

Exercise price ($)	Date of Expiry	Number Outstanding at December 31, 2007	Number Exercisable at December 31, 2007	Number Outstanding at December 31, 2006	Number Exercisable at December 31, 2006
0.54	12-Sep-17	50,000	—	—	—
0.52	11-Sep-17	30,000	—	—	—
0.46	28-Aug-17	150,000	—	—	—
0.44	2-Aug 17	300,000	—	—	—
0.44	2-Aug 17	150,000	—	—	—
0.60	4-Jun-17	50,000	—	—	—
0.44	11-Apr-17	350,000	—	—	—
0.44	9-Apr-17	650,000	—	—	—
0.44	2-Apr-17	600,000	—	—	—
0.44	15-Mar-17	75,000	—	—	—
0.44	8-Mar-17	75,000	—	—	—
0.44	23-Feb-17	175,000	—	—	—
0.44	21-Feb-17	20,000	—	—	—
0.44	19-Feb-17	20,000	—	—	—
0.44	12-Feb-17	20,000	—	—	—
0.44	8-Jan-17	20,000	—	—	—
0.44	7-Dec-16	2,721,666	907,222	3,521,666	—
2.23	24-Oct-16	10,000	3,333	10,000	—
2.65	19-Sep-16	10,000	3,333	10,000	—
2.45	27-Jul-16	10,000	3,333	10,000	—
2.40	9-Jul-16	10,000	3,333	10,000	—
2.38	5-Jun-16	20,000	6,667	20,000	—
2.95	4-May-16	40,000	13,333	40,000	—
2.86	6-Apr-15	30,000	30,000	30,000	—
3.26	19-Mar-16	20,000	6,667	20,000	—
3.46	3-Feb-16	100,000	33,333	100,000	—
2.72	27-Jan-16	80,000	26,667	80,000	—
1.95	16-Jan-16	200,000	66,667	500,000	—
1.53	12-Jan-16	431,000	143,667	431,000	—
1.35	11-Jan-16	120,000	40,000	120,000	—
1.18	12-Dec-15	10,000	6,667	10,000	3,333
1.16	2-Dec-15	325,000	216,667	325,000	108,333
1.50	27-Sep-15	100,000	66,667	100,000	33,333
1.49	20-Sep-15	20,000	13,333	20,000	6,667

Exercise price ($)	Date of Expiry	Number Outstanding at December 31, 2007	Number Exercisable at December 31, 2007	Number Outstanding at December 31, 2006	Number Exercisable at December 31, 2006
1.42	9-Sep-15	10,000	6,667	10,000	3,333
1.44	1-Sep-15	20,000	13,333	20,000	6,667
1.37	13-Jul-15	20,000	133,333	20,000	6,667
1.09	28-Jun-15	200,000	200,000	200,000	200,000
1.09	28-Jun-15	160,000	106,667	160,000	53,333
1.30	10-Jun-15	200,000	100,000	500,000	—
2.43	28-Mar-15	10,000	6,667	10,000	3,333
3.04	28-Feb-15	550,000	433,333	550,000	316,667
2.40	28-Nov-15	20,000	20,000	20,000	13,333
1.25	7-Oct-14	40,000	40,000	40,000	26,667
0.84	20-Jul-14	170,000	170,000	170,000	113,333
0.85	6-Jul-14	375,000	375,000	375,000	250,000
2.38	21-Nov-13	70,000	70,000	70,000	70,000
3.37	22-Jul-13	10,000	10,000	10,000	10,000
2.82	28-Apr-13	40,000	40,000	40,000	40,000
3.17	23-Feb-13	40,000	40,000	40,000	40,000
6.13	18-Feb-13	10,000	10,000	10,000	10,000
3.10	5-Nov-12	45,000	45,000	45,000	45,000
3.33	16-Aug-12	15,000	15,000	15,000	15,000
3.46	18-Jul-12	60,000	60,000	60,000	60,000
8.81	15-May-12	5,000	5,000	5,000	5,000
13.26	3-Mar-12	80,000	80,000	80,000	80,000
19.70	10-Feb-12	20,000	20,000	20,000	20,000
17.67	22-Jan-12	36,500	36,500	36,500	36,500
21.30	30-Sep-11	15,000	15,000	15,000	15,000
12.88	26-Jul-11	6,000	6,000	6,000	6,000
10.00	1-Jul-11	15,000	15,000	15,000	15,000
8.65	3-Jun-11	45,000	45,000	45,000	45,000
1.38	28-Oct-10	10,000	10,000	10,000	10,000
1.25	31-Mar-09	189,125	189,125	195,791	195,791
3.17	31-Mar-09	65,933	65,933	65,933	65,933
3.10	31-Mar-09	26,667	26,667	26,667	26,667
0.44	19-Dec-08	266,666	266,666	—	—
1.95	19-Dec-08	100,000	100,000	—	—
1.30	19-Dec-08	150,000	150,000	—	—
3.10	19-Dec-08	150,000	150,000	150,000	150,000
17.65	19-Dec-08	150,000	150,000	150,000	150,000
7.22	30-Nov-08	5,000	5,000	5,000	5,000
3.00	30-Nov-08	51,293	51,293	51,293	51,293
3.00	30-Nov-08	10,000	10,000	10,000	10,000
5.00	23-Nov-08	250,000	250,000	250,000	250,000
5.00	23-Nov-08	100,000	100,000	100,000	100,000
1.25	31-Jan-07	—	—	5,125	5,125
		10,804.50	5,113,073	8,964,975	2,677,308

(b)  Other share based payments

In December 2007, we purchased the outstanding share capital of Ester Neurosciences Limited (see note 3). The preliminary purchase price consisted of an upfront payment of $5.191 million in cash and $10 million in common stock and contingent common stock payment of $5 million, based on the achievement of Milestone Ia. The achievement of Milestone Ia is considered to be probable and therefore has been recognized as a cost of investment.  In accordance with IFRS 2, ‘Share-based payments’, Milestone Ia is an equity-settled share based payment transaction and has been valued at fair value of the equity instrument at the date of acquisition. The resulting valuation of $4.8 million has been recognized in share based payment reserve and the corresponding intangible asset. Milestone Ib is also an equity-settled share based payment transaction under IFRS 2, however, as the conditions for achieving Milestone Ib (as described in note 3) have not been met, no amount has been recognized in share based payment reserve or the corresponding intangible asset.

The following assumptions were used to estimate the fair value of Milestone 1a:

December 5 2007

Share price	$0.36
Risk free interest rate (percentage)	5%
Volatility (percentage)	80%
Contractual life	0.33 years
Dividend yield	—

The approach used to value Milestone 1a uses a share price modeling technique with Monte Carlo simulation. Expected future risk neutral share price distributions were developed using the Monte Carlo technique. These were used to calculate the expected payoffs to the beneficiaries of Milestone 1a, based on their contractual terms. These payoffs were then discounted to present value to estimate their fair value. Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility.  This is based on analysis of daily price changes over a four month measurement period from the date of grant, December 5, 2007.   The risk free rate for periods within the contractual life of Milestone 1a is based on the U.S. Treasury yield curve in effect at the time of grant.

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

30.           Financial commitments

The Group and Company had future minimum payments under non-cancellable operating leases as follows:

	2007		2006
	Land and Buildings		Land and Buildings
	Group	Company	Group	Company
	$’000	$’000	$’000	$’000
Not later than one year	1,278	715	1,235	687
Later than one year and not later than five years	2,755	1,714	3,637	2,096
Later than five years	496	496	741	741
	4,529	2,925	5,613	3,524

The Group and Company’s minimum sublease payments receivable under non-cancellable operating subleases are as follows:

	2007		2006
	Land and Buildings		Land and Buildings
	Group	Company	Group	Company
	$’000	$’000	$’000	$’000
Not later than one year	265	265	260	260
Later than one year and not later than five years	562	562	812	812
Later than five years	—	—	—	—
	827	827	1,072	1,072
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

Following the acquisition of Ester Neurosciences Limited on December 5, 2007 further consideration may become payable if the following milestone is achieved:

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

The transition date to IFRS for the Group is 1 January 2006 (“the Transition Date”), being the start of the period of comparative information.  IFRS 1 requires the Group to determine its IFRS accounting policies and apply these retrospectively to determine the opening balance sheet position at the date of transition to IFRS.  Details of the IFRS 1 exemptions being adopted are as follows:

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

The following reconciliations provide a quantification of the effect of the transition to IFRS from previously reported U.K. GAAP on:

(i)	Consolidated balance sheet at January 1, 2006
(ii)	Consolidated income statement for the year ended December 31, 2006
(iii)	Consolidated balance sheet at December 31, 2006
(iv)	Parent company balance sheet at January 1, 2006
(v)	Parent company balance sheet at December 31, 2006
(vi)	Explanatory notes

(i)	Reconciliation of impact of IFRS on the Consolidated Balance Sheet as at January 1, 2006 (opening balance sheet at date of transition to IFRS)

	Previously reported under UK GAAP US$’000	IAS 19 Employee Benefit US$’000 Note 1	IAS 21 Foreign Currency US$’000 Note 2	IAS 32/39 Financial Instruments US$’000 Note 3	IAS 39 Financial Instruments US$’000 Note 4	IAS 32/39 Financial Instruments US$’000 Note 5	Cumulative effect of Transition to IFRS at Jan 1, 2006 US$’000	As stated under IFRS US$’000
BALANCE SHEET
ASSETS
Non-current assets
Property, plant and equipment	460	—	(7)	—	—	—	(7)	453
Intangible assets	9,627	—	(235)	—	—	—	(235)	9,392
Available for sale investment	—	—	—	—	24	—	24	24
Total non-current assets	10,087	—	(242)	—	24	—	(218)	9,869
Current assets
Current tax recoverable	1,312	—	—	—	—	—	—	1,312
Other current assets	1,454	—	—	—	—	—	—	1,454
Cash and cash equivalents	33,907	—	—	—	—	—	—	33,907
Total current assets	36,673	—	—	—	—	—	—	36,673
Total assets	46,760	—	(242)	—	24	—	(218)	46,542
LIABILITIES
Non-current liabilities
Provisions	15	—	—	—	—	—	—	15
Other liabilities	165	—	—	—	—	—	—	165
Total non-current liabilities	180	—	—	—	—	—	—	80
Current liabilities
Trade payables	779	—	—	—	—	—	—	779
Derivative liability	—	—	—	883	—	—	883	883
Accrued expenses and other liabilities	7,221	78	—	—	—	—	78	7,299
Total current liabilities	8,000	78	—	883	—	—	961	8,961
Total liabilities	8,180	78	—	883	—	—	961	9,141
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	6,778	—	—	—	—	—	—	6,778
Share premium	124,097	—	—	(1,238)	—	(9,620)	(10,858)	113,239
Share based payments reserve	2,623	—	—	—	—	—	—	2,623
Warrant reserve	—	—	—	—	—	(9,620)	9,620	9,620
Capital redemption reserve	27,633	—	—	—	—	—	—	27,633
Treasury shares	(217)	—	—	—	—	—	—	(217)
Foreign currency translation reserve	—	—	697	—	—	—	697	697
Retained earnings	(122,334)	(78)	(939)	355	24	—	(638)	(122,972)
Total shareholders’ equity	38,580	(78)	(242)	(883)	24	—	(1,179)	37,401
Total shareholders’ equity and liabilities	46,760	—	(242)	—	24	—	(218)	46,542

(ii)	Reconciliation of impact of IFRS on the Consolidated Income Statement for the year ended December 31, 2006

	Previously reported under UK GAAP US$’000	IAS 19 Employee Benefit US$’000 Note 1	IAS 21 Foreign Currency US$’000 Note 2	IAS 32/39 Financial Instruments US$’000 Note 3	IAS 39 Financial Instruments US$’000 Note 4	Cumulative effect of Transition to IFRS in the year US$’000	As stated under IFRS US$’000

Revenue	500	—	—	—	—	—	500
Research & Development	(17,186)	73	2,007	—	—	2,080	(15,106)
Selling, general & administrative expenses	(14,475)	5	1,008	—	—	1,013	(13,462)
Operating loss	(31,161)	78	3,015	—	—	3,093	(28,068)
Finance income	3,444	—	(100)	—	—	(100)	3,344
Finance costs	(2)	—	—	(2,818)	(6)	(2,824)	(2,826)
Loss before taxation	(27,719)	78	2,915	(2,818)	(6)	169	(27,550)
Tax credit	799					—	799
Loss attributable to equity holders of the parent	(26,920)	78	2,915	(2,818)	(6)	169	(26,751)
Loss per Ordinary Share (pre-share consolidation)*	(0.33)						(0.32)
Loss per Ordinary Share (post-share consolidation)*	(3.27)						(3.25)
Diluted loss per Ordinary Share (pre-share consolidation)*	(0.33)						(0.32)
Diluted loss per Ordinary Share (post-share consolidation)*	(3.27)						(3.25)

_____________________
*	On January 18, 2008, our Ordinary Shares were consolidated on a one-for-ten basis whereby ten Ordinary Shares of 5p each became one Ordinary Share

The shares and share information above has been adjusted to reflect this share consolidation.

(iii)           Reconciliation of impact of IFRS on the Consolidated Balance Sheet at December 31, 2006

	Previously reported under UK GAAP	Total opening adjustment at Jan 1, 2006	IAS 19 Employee Benefits	IAS 21 Foreign Currency	IAS 32/39 Financial Instruments	IAS 39 Financial Instruments	IAS 32/39 Financial Instruments	Cumulative effect of Transition to IFRS at Dec 31, 2006	As stated under IFRS
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
BALANCE SHEET			Note 1	Note 2	Note 3	Note 4	Note 5
ASSETS
Non-current assets
Property, plant and equipment	282	(7)	—	39	—	—	—	32	314
Intangible assets	8,953	(235)	—	918	—	—	—	683	9,636
Available for sale investment	—	24	—	—	—	(6)	—	18	18
Total non-current assets	9,235	(218)	—	957	—	(6)	—	733	9,968
Current assets
Current tax recoverable	1,617	—	—	—	—	—	—	—	1,617
Other current assets	1,172	—	—	—	—	—	—	—	1,172
Cash and cash equivalents	36,802	—	—	—	—	—	—	—	36,802
Total current assets	39,591	—	—	—	—	—	—	—	39,591
Total assets	48,826	(218)	—	957	—	(6)	—	733	49,559
LIABILITIES
Non-current liabilities
Provisions	110	—	—	—	—	—	—	—	110
Total non-current liabilities	110	—	—	—	—	—	—	—	110
Current liabilities
Trade payables	2,096	—	—	—	—	—	—	—	2,096
Derivative liability	—	883	—	—	(883)	—	—	—	2,096
Accrued expenses and other liabilities	8,625	78	(78)	—	—	—	—	—	8,625
Provisions	160	—	—	—	—	—	—	—	160
Total current liabilities	10,881	961	(78)	—	(883)	—	—	—	10,881
Total liabilities	10,991	961	(78)	—	(883)	—	—	—	10,991
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	7,990	—	—	—	—	—	—	—	7,990
Share premium	146,859	(10,858)	—	—	3,701	—	(389)	(7,546)	139,313
Share based payment reserve	4,824	—	—	—	—	—	—	—	4,824
Warrant reserve	—	9,620	—	—	—	—	389	10,009	10,009
Capital redemption reserve	27,633	—	—	—	—	—	—	—	27,633
Treasury shares	(217)	—	—	—	—	—	—	—	(217)
Foreign currency translation reserve	—	697	—	(1,958)	—	—	—	(1,261)	(1,261)
Retained earnings	(149,254)	(638)	78	2,915	(2,818)	(6)	—	(469)	(149,723)
Total shareholders’ equity	37,835	(1,179)	78	957	883	(6)	—	733	38,568
Total shareholders’ equity and liabilities	48,826	(218)	—	957	—	(6)	—	733	49,559

(iv)	Reconciliation of impact of IFRS on the parent company balance sheet at January 1, 2006 (opening balance sheet at date of transition to IFRS)

	Previously reported under UK GAAP	IAS 21 Foreign Currency	IAS 39 Financial Instruments	IAS 32/39 Financial Instruments	IAS 32/39 Financial Instruments	Cumulative effect of Transition to IFRS at Jan 1, 2006	As stated under IFRS
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
		Note 2	Note 4	Note 3	Note 5
BALANCE SHEET
ASSETS
Non-current assets
Property, plant and equipment	194	—	—	—	—	—	194
Intangible assets	3,314	(235)	—	—	—	(235)	3,079
Investment in subsidiaries	3,191	—	—	—	—	—	3,191
Available for sale investments	—	—	24	—	—	24	24
Total non-current assets	6,699	(235)	24	—	—	(211)	6,488
Current assets
Other current assets	695	—	—	—	—	—	695
Cash and cash equivalents	33,691	—	—	—	—	—	33,691
Total current assets	34,386	—	—	—	—	—	34,386
Total assets	41,085	(235)	24	—	—	(211)	40,874
LIABILITIES
Non-current liabilities
Provisions	15	—	—	—	—	—	15
Other liabilities	151	—	—	—	—	—	151
Total non-current liabilities	166	—	—	—	—	—	166
Current liabilities
Trade payables	309	—	—	—	—	—	309
Accrued expenses and other liabilities	3,426	—	—	883	—	883	4,309
Total current liabilities	3,735	—	—	883	—	883	4,618
Total liabilities	3,901	—	—	883	—	883	4,784
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	6,778	—	—	—	—	—	6,778
Share premium	121,371	—	—	(1,238)	(9,620)	(10,858)	110,513
Share based payment reserve	2,623	—	—	—	—	—	2,623
Warrant reserve	—	—	—	—	9,620	9,620	9,620
Treasury shares	27,633	—	—	—	—	—	27,633
Retained earnings	(121,221)	—	24	355	—	379	(120,842)
Total shareholders’ equity	37,184	(235)	24	(883)	—	(1,094)	36,090
Total shareholders’ equity and liabilities	41,085	(235)	24	—	—	(211)	40,874

(v)           Reconciliation of impact of IFRS on the parent company balance sheet at December 31, 2006

	Previously reported under UK GAAP	Total opening adjustment at Jan 1, 2006	IAS 21 Foreign Currency	IAS 39 Financial Instruments	IAS 39 Financial Instruments	IAS 39 Financial Instruments	Cumulative effect of Transition to IFRS at Dec 31, 2006	As stated under IFRS
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
			Note 2	Note 3	Note 4	Note 5
BALANCE SHEET
ASSETS
Non-current assets
Property, plant and equipment	25	—	—	—	—	—	—	25
Intangible assets	3,082	(235)	918	—	—	—	683	3,765
Investment in subsidiaries	22,715	—	—	—	—	—	—	22,715
Available for sale investments	—	24	—	—	(6)	—	18	18
Total non-current assets	25,822	(211)	918	—	(6)	—	701	26,523
Current assets
Other current assets	770	—	—	—	—	—	—	770
Cash and cash equivalents	34,719	—	—	—	—	—	—	34,719
Total current assets	35,489	—	—	—	—	—	—	35,489
Total assets	61,311	(211)	918	—	(6)	—	701	62,012
LIABILITIES
Non-current liabilities
Other liabilities	110	—	—	—	—	—	—	110
Total non-current liabilities	110	—	—	—	—	—	—	110
Current liabilities
Trade payables	396	—	—	—	—	—	—	396
Accrued expenses and other liabilities	1,814	883	—	(883)	—	—	—	1,814
Provisions	160	—	—	—	—	—	—	160
Total current liabilities	2,370	883	—	(883)	—	—	—	2,370
Total liabilities	2,480	883	—	(883)	—	—	—	2,480
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	7,990	—	—	—	—	—	—	7,990
Share premium	144,133	(10,858)	—	3,701	—	(389)	(7,546)	136,587
Share based payment reserve	4,824	—	—	—	—	—	—	4,824
Foreign currency translation reserve	—	(235)	918	—	—	—	683	683
Warrants reserve	—	9,620	—	—	—	389	10,009	10,009
Treasury shares	27,633	—	—	—	—	—	—	27,633
Retained earnings	(125,749)	379	—	(2,818)	(6)	—	(2,445)	(128,194)
Total shareholders’ equity	58,831	(1,094)	918	883	(6)	—	701	59,532
Total shareholders’ equity and liabilities	61,311	(211)	918	—	(6)	—	701	62,012

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

Assets and liabilities for each balance sheet presented shall be translated at the closing rate at the date of that balance sheet Income and expenses for each income statement shall be translated at exchange rates at the dates of the transactions. All resulting exchange differences shall be recognized as a separate component of equity.

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

IAS 39 provides examples of equity instruments which include “non-puttable ordinary shares, some types of preference shares and warrants or written call options that allow the holder to subscribe for or purchase a fixed number of non-puttable ordinary shares in the issuing entity in exchange for a fixed amount of cash or another asset.  An entity’s obligation to issue or purchase a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset is an equity instrument of the entity.”

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

36.           Restatement

The financial statements have been restated for 2007 to correctly account for contingent consideration relating to the acquisition of Ester Neurosciences Limited and to correctly account for warrants issued in connection with a registered direct offering in December 2007. The following reconciliations provide a quantification of the original reported numbers to the restated numbers on the:

(i) Consolidated balance sheet at December 31, 2007
(ii) Consolidated income statement for the year ended December 31, 2007
(iii) Parent company balance sheet at December 31, 2007
(iv) Explanatory notes

(i) Reconciliation of impact of restatement on the Consolidated Balance Sheet at December 31, 2007

	Annual Report						Per restated
	on Form 20-F						Annual Report
	Filed with the SEC						on Form 20-F/A
	on May 19, 2007	Note 1	Note 2	Note 2	Note 3	Note 4	2007
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
CONSOLIDATED BALANCE SHEET

Non-current assets
Property, plant and equipment	595						595
Intangible assets	19,916						19,916
Investments in subsidiaries	-						-
Available for sale investments	15						15

Total non-current assets	20,526	-	-	-	-	-	20,526

Current assets
Inventory	-						-
Current tax recoverable	1,704						1,704
Other current assets	1,721						1,721
Cash and cash equivalents	18,303						18,303

Total current assets	21,728	-	-	-	-	-	21,728

Total assets	42,254	-	-	-	-	-	42,254

Non-current liabilities
Borrowings	2,051						2,051
Provisions	606						606
Derivative financial liability	-				2,505	(397)	2,108
Other liabilities	36						36

Total non-current liabilities	2,693	-	-	-	2,505	(397)	4,801

Current liabilities
Trade payables	3,462						3,462
Accrued expenses and other liabilities	6,733						6,733
Provisions	5,217	(4,756)					461

Total current liabilities	15,412	(4,756)	-	-	-	-	10,656

Total liabilities	18,105	(4,756)	-	-	2,505	(397)	15,457

Equity
Capital and reserves attributable to equity holders of the Company
Share capital	12,942						12,942
Share premium	147,171		1,955	695	(2,650)		147,171
Share based payment reserve	10,175	4,756					14,931
Warrant reserve	13,328		(1,955)	(550)			10,823
Equity component of 8% convertible debt	145			(145)	145		145
Capital redemption reserve	27,633						27,633
Treasury shares	(217)						(217)
Foreign currency translation reserve	(1,836)						(1,836)
Retained earnings	(185,192)					397	(184,795)

Total shareholders’ equity	24,149	4,756	-	-	(2,505)	397	26,797

Total shareholders’ equity and liabilities	42,254	-	-	-	-	-	42,254

(ii) Reconciliation of impact of restatement on the Consolidated Income Statement at December 31, 2007

	2007 Annual Report on Form 20-F Filed with the SEC on May 19, 2007 $'000	Note 4 $'000	Per restated 2007 Annual Report on Form 20-F-/A $'000
CONSOLIDATED INCOME STATEMENT

Revenue			-

Gross Profit	-	-	-

Research and development expenses	(12,108)	-	(12,108)
Selling, general and administrative expenses	(19,841)	-	(19,841)
Impairment of intangible assets	(8,784)	-	(8,784)

Total operating expenses	(40,733)	-	(40,733)

Operating loss	(40,733)	-	(40,733)

Finance income	1,882	397	2,279
Finance expense	(183)	-	(183)

Loss before taxation	(39,034)	397	(38,637)

Tax credit	837	-	837

Loss attributable to equity holders of the parent	(38,197)	397	(37,800)

Basic loss per ordinary share*	(3.90)	0.04	(3.86)
Diluted loss per ordinary share*	(3.90)	0.04	(3.86)

(iii) Reconciliation of impact of restatement on the Parent Company Balance Sheet at December 31, 2007

	Annual Report						Per restated
	on Form 20-F						Annual Report
	Filed with the SEC						on Form 20-F/A
	on May 19, 2007	Note 1	Note 2	Note 2	Note 3	Note 4	2007
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

PARENT COMPANY BALANCE SHEET

Non-current assets
Property, plant and equipment	19						19
Intangible assets	19,916	-					19,916
Investments in subsidiaries	60,136						60,136
Available for sale investments	15						15

Total non-current assets	80,086	-	-	-	-	-	80,086

Current assets
Inventory	-						-
Current tax recoverable	-						-
Other current assets	1,059						1,059
Cash and cash equivalents	17,298						17,298

Total current assets	18,357	-	-	-	-	-	18,357

Total assets	98,443	-	-	-	-	-	98,443

Non-current liabilities
Borrowings	2,051						2,051
Provisions	606						606
Derivative financial Liability					2,505	(397)	2,108
Other liabilities	-						-

Total non-current liabilities	2,657	-	-	-	2,505	(397)	4,765

Current liabilities
Trade payables	841						841
Accrued expenses and other liabilities	3,430						3,430
Provisions	5,217	(4,756)					461

Total current liabilities	9,488	(4,756)	-	-	-	-	4,732

Total liabilities	12,145	(4,756)	-	-	2,505	(397)	9,497

Equity
Capital and reserves attributable to equity holders of the Company
Share capital	12,942						12,942
Share premium	147,171		1,955	695	(2,650)		147,171
Share based payment reserve	10,175	4,756					14,931
Warrant reserve	13,328		(1,955)	(550)			10,823
Equity component of 8% convertible debt	145			(145)	145		145
Capital redemption reserve	27,633						27,633
Treasury shares	-						-
Foreign currency translation reserve	832						832
Retained earnings	(125,928)					397	(125,531)

Total shareholders’ equity	86,298	4,756	-	-	(2,505)	397	88,946

Total shareholders’ equity and liabilities	98,443	-	-	-	-	-	98,443

(vi)           Explanatory notes

Note 1

Part of the contingent consideration for the Ester acquisition can be settled in either equity or cash at the Company’s discretion. The contingent consideration was originally accounted for under IAS 37 “Provisions, contingent liabilities and contingent assets”. As part of the consideration could be settled in equity it should have been accounted for under IFRS 2 “Share based compensation”. This correction gives rise to a reduction in provisions of $4,756,000 and an increase in share based payments reserve of $4,756,000. This transaction occurred in December 2007 and consequently there is no impact on prior periods. Please refer to note 3 and note 28 to the financial statements for the restatement of the disclosures related to this transaction.

Note 2

Warrants issued in connection with the December 2007 registered direct offering were originally recognized as equity. The warrants contained a price adjustment clause which, under IAS 32 “Financial instruments: presentation and disclosure” requires the warrants to be dealt with as a non-current derivative financial liability which is re-measured at each reporting date. As the warrants were issued in December 2007 there is no impact on prior periods. These amendments reverse original entries which accounted for warrants issued in connection with the December 2007 registered direct offering in equity. Please refer to note 9, note 24 and note 27 to the financial statements for the restatement of the disclosures related to this transaction.

Note 3

This amendment results in the recognition of a non-current derivative financial liability of $2,505,000 and a reduction in shareholders equity of $2,505,000 in respect of the warrants referred to in note 2 above.

Note 4

This amendment of $397,000 to finance income in the income statement results from the movement in the fair value of the derivative financial liability referred to in note 3 above from the date of recognition, December 5, 2007, to the year end date of December 31, 2007. This amendment results in a net loss per share for 2007 of $3.86, as compared to the previously reported $3.90 per share.

37.           Approval of financial statements

The Consolidated Financial Statements were approved on May 19, 2008.