Form 20-F
period 2008-12-31
AMARIN CORP PLC\UK
filed 2009-10-22
CIK 897448

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20−F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT

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
American Depositary Shares, each representing one Ordinary Share
Ordinary Shares, 50 pence par value per share
(Title of Class)
SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT:
None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

27,046,716 Ordinary Shares, 50 pence par value per share

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

Large accelerated filer  ☐      Accelerated filer  ☐       Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒

Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

ITEM 17  ☐  ITEM 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b−2 of the Exchange Act).

YES ☐      NO  ☒

TABLE OF CONTENTS

Page

INTRODUCTION	1
CAUTIONARY NOTE REGARDING FORWARD−LOOKING STATEMENTS	2

PART I

PART II

PART III
Item 17	Financial Statements	85
Item 18	Financial Statements	85
Item 19	Exhibits	85

SIGNATURES		93

-i-

INTRODUCTION

This report comprises the annual report to shareholders of Amarin Corporation plc (NASDAQCM: AMRN) and its annual report on Form 20-F in accordance with the requirements of the United States Securities and Exchange Commission, or SEC, for the year ended December 31, 2008.

As used in this annual report, unless the context otherwise indicates, the terms “Group”, “Amarin”, “we”, “us” and “our” refer to Amarin Corporation plc and its wholly owned subsidiary companies. Also, as used in this annual report, unless the context otherwise indicates, the term “Company” refers to Amarin Corporation plc, the parent company of the Group. Laxdale Limited, a company which we acquired in October 2004 and is now known as Amarin Neuroscience Limited, may be referred to herein as “Amarin Neuroscience” or “Laxdale.” Ester Neurosciences Limited, a company which we acquired in December 2007 may be referred to herein as “Ester Neurosciences” or “Ester”.

Also, as used in this annual report, unless the context otherwise indicates, the term “Ordinary Shares” refers to our Ordinary Shares, par value 50 pence per share, the term “Preference Shares” refers to our authorized preference shares, par value 5 pence per share and the term “Series A Preference Shares” refers to our Series A Preference Shares, par value 50 pence per share. Unless otherwise specified, all shares and share related information (such as per share information and share price information) in this annual report have been adjusted to give effect, retroactively, to our one-for-ten Ordinary Share consolidation effective on July 17, 2002 whereby ten Ordinary Shares of 10 pence each became one Ordinary Share of £1.00 each, to the subsequent sub-division and conversion of each issued and outstanding Ordinary Share of £1.00 each on June 21, 2004 into one Ordinary Share of 5 pence and one deferred share of 95 pence (and the subsequent purchase by the Company and cancellation of all such deferred shares) and each of the authorized but unissued Ordinary Shares of £1 each in the capital of the Company into 20 Ordinary Shares of 5 pence each and to our one-for-ten Ordinary Share consolidation effective on January 18, 2008 whereby ten Ordinary Shares of 5 pence each became one Ordinary Share of 50 pence each.

In addition, as used in this annual report, the term “Debentures” refers to our 8% Convertible Debentures due 2010 which were issued on December 6, 2007 in connection with the financing of our acquisition of Ester.  These debentures were redeemed in full in May 2008.

On October 13, 2009, Amarin announced it had entered into definitive agreements with several existing and new institutional and accredited investors for a private placement of units for $70 million, consisting of $66.4 million in cash proceeds and $3.6 million from the conversion of convertible bridge notes. On closing of the private placement, in consideration for the $66.4 million received in cash, Amarin issued 66.4 million units. Each unit had a purchase price of $1.00 and consisted of one American Depositary Share (“ADS”) and a warrant to purchase 0.50 of an ADS. The warrants will have a five year term and an exercise price of $1.50 per ADS. In consideration for the conversion of $3.6 million of convertible bridge notes, Amarin issued 4.0 million units. In accordance with the terms of the conversion of the bridge notes, each unit had a purchase price of $0.90 and consisted of one ADS and a warrant to purchase 0.50 of an ADS. The warrants will also have a five year term and an exercise price of $1.50 per ADS.

See Item 8B “Significant changes” for further information.

In this annual report, references to “pounds sterling,” “£” or “GBP£” are to U.K. currency, references to “U.S. Dollars”, “$” or “US$” are to U.S. currency, references to “euro” or “€” are to Euro currency and references to “New Israeli Shekel”, “NIS” or “shekel” are to Israeli currency.

This annual report contains trademarks, tradenames or registered marks owned by Amarin or by other entities, including:

•	Nanocrystal®, which during the fiscal year covered by this report was registered in Elan Corporation plc or its affiliates, which we may refer to in this annual report as “Elan”.

•	Permax®, which during the fiscal year covered by this report was registered in Eli Lilly and Company or its affiliates, which we may refer to in this annual report as “Lilly”.

CAUTIONARY NOTE REGARDING FORWARD−LOOKING STATEMENTS

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

•	Claims and concerns that may arise regarding the safety or efficacy of our product candidates;

•	Governmental laws and regulations affecting our operations, including those affecting taxation;

•	Our ability to maintain sufficient cash and other liquid resources to meet operating requirements and debt service requirements;

•	General changes in International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“E.U.”) and as issued by the International Accounting Standards Board (“IASB”);

•
Patent positions can be highly uncertain and patent disputes are not unusual. An adverse result in a patent dispute can hamper commercialization of products or negatively impact sales of future products or result in injunctive relief and payment of financial remedies;

•
Uncertainties of the U.S. Food and Drug Administration (“FDA”) approval process and the regulatory approval processes in other countries, including, without limitation, delays in approval of new products;

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

•	Growth in costs and expenses; and

•	The impact of acquisitions, divestitures and other unusual items.

PART I

Item 1                 Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2                 Offer Statistics and Expected Timetable

Not applicable.

Item 3	Key Information

A.           Selected Financial Data

General

The following table presents selected historical consolidated financial data.  The selected historical consolidated financial data as of December 31, 2008, 2007 and 2006 and for each of the years ended December 31, 2008, 2007 and 2006 have been derived from our audited consolidated financial statements beginning on page F-1 of this annual report, prepared in accordance with IFRS as adopted by the E.U. and as issued by the IASB, which have been audited by PricewaterhouseCoopers, an independent registered public accountant firm, for the years ended December 31, 2008, 2007 and 2006.

The selected historical consolidated financial data as of December 31, 2004 and 2005 and for the years then ended has been derived from our audited historical financial statements prepared in accordance with generally accepted accounting principles in the United Kingdom (“U.K. GAAP”) which are not included in these financial statements.

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

During 2002 our Ordinary Shares were consolidated on a ten-for-one basis. Concurrently, we amended the terms of our American Depositary Shares, or ADSs, to provide that each ADS would represent one Ordinary Share. Previously each ADS had represented ten Ordinary Shares of 10 pence each.  In June 2004 we converted each of our £1 Ordinary Shares into one Ordinary Share of 5 pence and one deferred share of 95 pence (with such deferred shares having been subsequently cancelled).  This share conversion in 2004 did not affect the ratio as between our Ordinary Shares and our ADSs but is recorded below in the year 2004. On January 18, 2008 our Ordinary Shares were consolidated on a one-for-ten basis whereby ten Ordinary Shares of 5 pence each became one Ordinary Share of 50 pence each. The new conversion ratio has been reflected in all years in the weighted average share numbers shown in the consolidated statement of operations data below.

On October 13, 2009, Amarin announced it had entered into definitive agreements with several existing and new institutional and accredited investors for a private placement of units for $70 million, consisting of $66.4 million in cash proceeds and $3.6 million from the conversion of convertible bridge notes. On closing of the private placement, in consideration for the $66.4 million received in cash, Amarin issued 66.4 million units. Each unit had a purchase price of $1.00 and consisted of one American Depositary Share (“ADS”) and a warrant to purchase 0.50 of an ADS. The warrants will have a five year term and an exercise price of $1.50 per ADS. In consideration for the conversion of $3.6 million of convertible bridge notes, Amarin issued 4.0 million units. In accordance with the terms of the conversion of the bridge notes, each unit had a purchase price of $0.90 and consisted of one ADS and a warrant to purchase 0.50 of an ADS. The warrants will also have a five year term and an exercise price of $1.50 per ADS.

See Item 8B “Significant changes” for further information.

Selected Consolidated Financial Data — IFRS

	2008	2007 as restated(1)	2006
	(In U.S. $, thousands except per share data and number of shares information)
Statement of Operation Data — IFRS
Net sales revenues	—	—	500
Total loss from operations	(28,180)	(40,733)	(28,068)
Net loss	(20,021)	(37,800)	(26,751)
Net loss per Ordinary Share – basic*	(0.91)	(3.86)	(3.25)
Net loss per Ordinary Share – diluted*	(0.91)	(3.86)	(3.25)
Consolidated balance sheet data — amounts in accordance with IFRS
Working capital assets	10,069	11,072	28,710
Total assets	36,657	42,254	49,559
Long term obligations	(651)	(4,801)	(110)
Capital stock (ordinary shares)	25,928	12,942	7,990
Total shareholders’ equity	28,898	26,797	38,568
Number of ordinary share in issue (thousands)*	27,047	13,906	9,068
Denomination of each ordinary share*	£0.50	£0.50	£0.50

(1)	see our annual report on Form 20-F/A filed with the SEC on September 24, 2008 for information on our restatement.

*
On January 18, 2008, our Ordinary Shares were consolidated on a one-for-ten basis whereby ten Ordinary Shares of 5p each became one Ordinary Share of 50p.  Shares and share information above have been adjusted to reflect this share consolidation.

Selected Consolidated Financial — U.K. GAAP

	Years Ended December
	2004** as restated	2005** as restated
	(In U.S. $, thousands except per share data and number of shares information)
Statement of Operations Data — U.K. GAAP
Net sales revenues	1,017	500
Total loss from operations	(11,875)	(20,478)
Loss from continuing operations	(10,608)	(20,478)
Net income/(loss)	3,229	(20,547)
Loss from continuing operations per Ordinary Share*	(4.71)	(4.45)
Net income/(loss) per Ordinary Share – basic*	1.43	(4.41)
Net income/(loss) per Ordinary Share – diluted*	1.43	(4.41)
Consolidated balance sheet data — amounts in accordance with U.K. GAAP
Working capital assets	8,651	28,673
Total assets	23,721	46,760

Long term obligations	(2,687)	(180)
Capital stock (ordinary shares)	3,206	6,778
Total shareholders’ equity	16,693	38,580
Number of ordinary shares in issue (thousands)*	3,763	7,755
Denominations of each ordinary share*	£0.50	£0.50

For previously reported 2006 financial information prepared under U.K. GAAP please see our 2006 Annual Report on Form 20-F filed with the SEC on March 5, 2007.

*
On January 18, 2008, our Ordinary Shares were consolidated on a one-for-ten basis whereby ten Ordinary Shares of 5p each became one Ordinary Share of 50p.  Shares and share information above has been adjusted to reflect this share consolidation.

**	As restated for the non-cash compensation expense due to the adoption of U.K. GAAP, Financial Reporting Standard 20 “Share-based payments”.

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

The following table sets forth, for the periods indicated, the average of the noon buying rate on the last day of each month during the relevant period as announced by the Federal Reserve Bank of New York for pounds sterling expressed in U.S. Dollars per pound sterling:

Fiscal Period	Average Noon Buying Rate (U.S. Dollars/ pound sterling)

12 months ended December 31, 2004	1.8356
12 months ended December 31, 2005	1.8204
12 months ended December 31, 2006	1.8434
12 months ended December 31, 2007	2.0073
12 months ended December 31, 2008	1.8546

The following table sets forth, for each of the last six months, the high and low noon buying rate during each month as announced by the Federal Reserve Board for pounds sterling expressed in U.S. Dollars per pound sterling:

Month	High Noon Buying Rate (U.S. Dollars/ pound sterling)	Low Noon Buying Rate (U.S. Dollars/ pound sterling)

April 2009	1.4990	1.4607
May 2009	1.6160	1.4881
June 2009	1.6547	1.5976
July 2009	1.6713	1.6027
August 2009	1.6977	1.6212
September 2009	1.6695	1.5910

The noon buying rate as of October 20, 2009 was 1.6402 U.S. Dollars per pound sterling.

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

We have not been profitable in four of the last five fiscal years.  For the fiscal years ended December 31, 2004 and 2005, we reported profits/(losses) under U.K. GAAP of approximately $3.2 million and $(20.5) million respectively.  For the fiscal years ended December 31, 2006, 2007 and 2008 we reported losses under IFRS of approximately $26.8 million, $37.8 million and $20.0 million respectively.  Unless and until marketing approval is obtained from either the U.S. Food and Drug Administration, which we refer to as the FDA, or European Medicines Evaluation Agency, which we refer to as the EMEA, for any of our products, or we are otherwise able to acquire rights to products that have received regulatory approval or are at an advanced stage of development and can be readily commercialized, we may not be able to generate sufficient revenues in future periods to enable us to attain profitability.

We acquired Amarin Neuroscience (formerly Laxdale Limited) on October 8, 2004 and Ester Neurosciences Limited on December 5, 2007.  We continue to have limited operations, assets and financial resources.  We currently have no marketable products or other source of revenues other than the Multicell out-licensing contract described herein.  All of our current products are in the development stage.  The development of pharmaceutical products is a capital intensive business.  Therefore, we expect to incur expenses without corresponding revenues at least until we are at an advanced stage of development or are able to obtain regulatory approval and sell our future products in significant quantities.  This may result in net operating losses until we can generate an acceptable level of revenues, which we may not be able to attain.  Further, even if we do achieve operating revenues, there can be no assurance that such revenues will be sufficient to fund continuing operations.  Therefore, we cannot predict with certainty whether we will ever be able to achieve profitability.

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

The continued negative economic conditions would likely negatively impact Amarin’s ability to obtain financing on acceptable terms.

Unfavorable economic conditions can impact Amarin’s ability to obtain finance on acceptable terms. While currently these conditions have not impaired our ability to access credit markets and finance our operations, there can be no assurance that there will not be a further deterioration in financial markets and confidence in major economies. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions in the US and other countries.

Our historical financial results do not form an accurate basis for assessing our current business.

As a consequence of divestitures in 2004 and our acquisition of Amarin Neuroscience in October 2004 and Ester Neurosciences Limited in December 2007, our historical financial results do not form an accurate basis upon which investors should base an assessment of our business and prospects.  We are now focused on the research, development and commercialization of novel drugs for cardiovascular disease.  Accordingly, our historical financial results reflect a substantially different business from that currently being conducted.

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

Upon receipt of marketing approval in the United States and Europe for the first indication of any product containing Amarin Neuroscience intellectual property as secured in the 2004 Laxdale acquisition, we must make an aggregate stock or cash payment (at the sole option of each of the sellers) of GBP£7.5 million for each of the two potential market approvals (i.e., GBP£15.0 million maximum).  In addition, upon receipt of a marketing approval in the United States and Europe for any other product using Amarin Neuroscience intellectual property as secured in the 2004 Laxdale acquisition or for a different indication of a previously approved product, we must make an aggregate stock or cash payment (at the sole option of each of the sellers) of GBP£5.0 million for each of the two potential market approvals (i.e., GBP£10.0 million maximum).  The exchange rate as of October 20, 2009 was approximately $1.6402 per GBP£.

In June 2009, Amarin announced that it had amended the Ester Neurosciences Limited (“Ester”) acquisition agreement entered into in December 2007. The amendments, which reflect Amarin’s intention to seek a partner for EN101, provide for the release of Amarin from research and development diligence obligations contained in the original agreement, with remaining contingent milestones only being payable from fees and milestones received from any future partners. As part of the amendment and waiver agreement, Amarin issued 1,315,789 ordinary shares to the former Ester shareholders

On October 13, 2009, Amarin announced it had entered into definitive agreements with several existing and new institutional and accredited investors for a private placement of units for $70 million, consisting of $66.4 million in cash proceeds and $3.6 million from the conversion of convertible bridge notes. On closing of the private placement, in consideration for the $66.4 million received in cash, Amarin issued 66.4 million units. Each unit had a purchase price of $1.00 and consisted of one American Depositary Share (“ADS”) and a warrant to purchase 0.50 of an ADS. The warrants will have a five year term and an exercise price of $1.50 per ADS. In consideration for the conversion of $3.6 million of convertible bridge notes, Amarin issued 4.0 million units. In accordance with the terms of the conversion of the bridge notes, each unit had a purchase price of $0.90 and consisted of one ADS and a warrant to purchase 0.50 of an ADS. The warrants will also have a five year term and an exercise price of $1.50 per ADS.

In May 2009, Amarin announced that it entered into definitive agreements for a private placement of convertible bridge loan notes (“Initial Bridge Financing”) in the amount of $2.6 million with certain existing investors in the Company, including a number of current directors of the Company. In July 2009, $0.1 million of the Bridge Financing was repaid. In August 2009, the date of maturity on the convertible loans was extended to September 30, 2009.  In August 2009, Amarin announced that it had entered into definitive agreements for a private placement of additional convertible bridge loan notes (“Additional Bridge Financing”) in the amount of $3.0 million with certain existing investors in the Company, including a number of current directors of the Company.

The Initial Bridge Financing and Additional Bridge Financing consist of convertible notes and warrants. The aggregate convertible notes are in the principal amount of $5.5 million, were to mature on September 30, 2009 and pay interest at the rate of 8% per annum. In September 2009, the date of maturity was extended to October 16, 2009.

On October 16, 2009, as described above, the holders of $3.6 million convertible bridge loan notes converted their principal into units and the accrued interest was repaid in cash.  As a result, the Company issued 3,999,996 Ordinary Shares of £0.50 and warrants to purchase 1,999,996 shares with an exercise price of $1.50.

On October 16, 2009, the holders of the remaining $1.9 million convertible bridge loan notes elected to have their principal and accrued interest repaid in cash.

On July 31, 2009, the Company issued warrants to purchase 3,111,105 shares with an exercise price of $1.00.  These warrants were issued to the holders of the convertible bridge loan notes in consideration for their participation in the Bridge Financing.  They are in addition to the warrants that were issued on conversion of the convertible bridge loan notes described above.

In December 2007, we issued $2.75 million in aggregate principal amount of three-year convertible debt. This debt was repaid in full on May 29, 2008. These debenture holders received five-year warrants to purchase 0.23 million ADSs at an exercise price of $4.80.  If, at any time prior to December 6, 2009, the Company issues Ordinary Shares, securities convertible into ADSs or Ordinary Shares, warrants to purchase ADSs or Ordinary Shares or options to purchase any of the aforementioned warrants at a price that is less than, or converts at a price that is less than, $3.66 (“Down-round Price”), then the exercise price shall be adjusted to equal 130% of the Down-round Price.

As at October 20, 2009 we had 41,060,624 warrants outstanding with a weighted average exercise price of $1.75 per share.  As at October 20, 2009, we also had outstanding employee options to purchase 2,865,183 Ordinary Shares at an average exercise price of $5.12 per share.

Additionally, in pursuing our growth strategy, we may either need to issue new equity as consideration for the acquisition of products, or to otherwise raise additional capital, in which case equity, debt convertible into equity or debt instruments may be issued.  The creation of new shares may lead to dilution of the value of the shares held by our current shareholder base.

If we cannot find additional capital resources, we will have difficulty in operating as a going concern and growing our business.

At December 31, 2008, we had a cash balance of approximately $14.2 million. On October 13, 2009, Amarin announced it had entered into definitive agreements with several existing and new institutional and accredited investors for a private placement of units for $70 million, consisting of $66.4 million in cash proceeds and $3.6 million from the conversion of convertible bridge notes. On closing of the private placement, in consideration for the $66.4 million received in cash, Amarin issued 66.4 million units. Each unit had a purchase price of $1.00 and consisted of one American Depositary Share (“ADS”) and a warrant to purchase 0.50 of an ADS. The warrants will have a five year term and an exercise price of $1.50 per ADS. In consideration for the conversion of $3.6 million of convertible bridge notes, Amarin issued 4.0 million units. In accordance with the terms of the conversion of the bridge notes, each unit had a purchase price of $0.90 and consisted of one ADS and a warrant to purchase 0.50 of an ADS. The warrants will also have a five year term and an exercise price of $1.50 per ADS.

Based upon current business activities, we forecast having sufficient cash to fund operations for at least a period of 12 months from October 22, 2009.

We may also require further funds in the future to implement our long-term growth strategy recruiting clinical, regulatory and other personnel, and to grow our business.  Our ability to execute our business strategy and sustain our infrastructure at our current level will be impacted by whether or not we have sufficient funds.  Depending on market conditions and our ability to maintain financial stability, we may not have access to additional funds on reasonable terms or at all.  Any inability to obtain additional funds when needed would have a material adverse effect on our business and on our ability to operate on an ongoing basis.

We may be dependent upon the success of a limited range of products.

If development efforts for our products are not successful for any indications or if they are not approved by the FDA, or if adequate demand for our products is not generated, our business will be materially and adversely affected.  Although we intend to bring additional products forward from our research and development efforts, even if we are successful in doing so, the range of products we will be able to commercialize may be limited. This could restrict our ability to respond to adverse business conditions.  If we are not successful in developing any future product or products, or if there is not adequate demand for any such products or the market for such product develops less rapidly than we anticipate, we may not have the ability to shift our resources to the development of alternative products. As a result, the limited range of products we intend to develop could constrain our ability to generate revenues and achieve profitability.

Our ability to generate revenues depends on obtaining regulatory approvals for our products.

In order to successfully commercialize a product, we or our potential partners will be required to conduct all tests and clinical trials needed in order to meet regulatory requirements, to obtain applicable regulatory approvals, and to prosecute patent applications.  The costs of developing and obtaining regulatory approvals for pharmaceutical products can be substantial.  Our ability to commercialize any of our products in development is dependent upon the success of development efforts in clinical studies. If these clinical trials fail to produce satisfactory results, or if we are unable to maintain the financial and operational capability to complete these development efforts, we may be unable to generate revenues.  Even if we obtain regulatory approvals, the timing or scope of any approvals may prohibit or reduce our ability to commercialize products successfully.  For example, if the approval process takes too long, we may miss market opportunities and give other companies the ability to develop competing products or establish market dominance.  Additionally, the terms of any approvals may not have the scope or breadth needed for us to commercialize products successfully.

We may not be successful in developing or marketing future products if we cannot meet extensive regulatory requirements of the FDA and other regulatory agencies for quality, safety and efficacy.

The success of our research and development efforts is dependent in part upon the ability of the Group, its contractors or potential partners, and its products to meet and to continue to meet regulatory requirements in the jurisdictions where we or potential partners ultimately intend to sell such products.  The development, manufacture and marketing of pharmaceutical products are subject to extensive regulation by governmental authorities in the United States, the European Union, Japan and elsewhere.  In the United States, the FDA generally requires pre-clinical testing and clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before its introduction into the market.  Regulatory authorities in other jurisdictions impose similar requirements.  Amarin will be commencing two phase III clinical trials with AMR101 in lowering triglycerides and continues its ongoing studies and plans for future toxicology, pharmacology and metabolism studies of AMR101. The process of obtaining regulatory approvals is lengthy and expensive and the issuance of such approvals is uncertain.  The commencement and rate of completion of clinical trials and the timing of obtaining marketing approval from regulatory authorities may be delayed by many factors, including:

•	the inability to manufacture sufficient quantities of qualified materials under current good manufacturing practices for use in clinical trials;

•	slower than expected rates of patient recruitment;

•	the inability to observe patients adequately after treatment;

•	changes in regulatory requirements for clinical or preclinical studies;

•	the lack of effectiveness during clinical trials;

•	unforeseen safety issues emerge in clinical or preclinical studies;

•	delay, suspension, or termination of a trial by the institutional review board responsible for overseeing the study at a particular study site;

•	unanticipated changes to the requirements imposed by regulatory authorities on the extent, nature or timing of studies to be conducted on quality, safety and efficacy; and

•	government or regulatory delays or “clinical holds” requiring suspension or termination of a trial.

Even if we obtain positive results from early stage pre-clinical or clinical trials, we may not achieve the same success in future trials.  Clinical trials that we or potential partners conduct may not provide sufficient safety and effectiveness data to obtain the requisite regulatory approvals for product candidates.  The failure of clinical trials to demonstrate safety and effectiveness for our desired indications could harm the development of that product candidate as well as other product candidates, and our business and results of operations would suffer.

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

Once a product is approved, numerous post-approval requirements apply.  Among other things, the holder of an approved New Drug Application (“NDA”) or other license is subject to periodic and other monitoring and reporting obligations enforced by the FDA and other regulatory bodies, including obligations to monitor and report adverse events and instances of the failure of a product to meet the specifications in the approved application.  Application holders must also submit advertising and other promotional material to regulatory authorities and report on ongoing clinical trials.

With respect to sales and marketing activities by our partners, advertising and promotional materials must comply with FDA rules in addition to other potentially applicable federal and local laws in the United States and in other countries.  In the United States, the distribution of product samples to physicians must comply with the requirements of the U.S. Prescription Drug Marketing Act.  Manufacturing facilities remain subject to FDA inspection and must continue to adhere to the FDA’s current good manufacturing practice requirements.  Application holders must obtain FDA approval for product and manufactu-

ing changes, depending on the nature of the change.  Sales, marketing, and scientific/educational grant programs must also comply with the U.S. Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the U.S. False Claims Act, as amended and similar state laws.  Pricing and rebate programs must comply with the U.S. Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended.  If products are made available to authorized users of the U.S. Federal Supply Schedule of the General Services Administration, additional laws and requirements apply.  All of these activities are also potentially subject to U.S. federal and state consumer protection and unfair competition laws.  Similar requirements exist in all of these areas in other countries.

Depending on the circumstances, failure to meet these post-approval requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, or refusal to allow us to enter into supply contracts, including government contracts.  In addition, even if we or our potential partners comply with FDA and other requirements, new information regarding the safety or effectiveness of a product could lead the FDA to modify or withdraw a product approval.  Adverse regulatory action, whether pre- or post-approval, can potentially lead to product liability claims and increase our product liability exposure.  We or our potential partners must also compete against other products in qualifying for reimbursement under applicable third party payment and insurance programs.

Our future products may not be able to compete effectively against those of our competitors.

The pharmaceutical industry is highly competitive. If we are successful in completing the development of any of our products, we may face competition to the extent other pharmaceutical companies have on the market or are able to develop products for the treatment of similar indications. Potential competitors in this market include companies with greater resources and name recognition than us.  Furthermore, to the extent we are able to acquire or develop additional marketable products in the future such products will compete with a variety of other products within the United States or elsewhere, possibly including established drugs and major brand names.  Competitive factors, including generic competition, could force us to lower prices or could result in reduced sales.  In addition, new products developed by others could emerge as competitors to our future products.  Products based on new technologies or new drugs could render our products obsolete or uneconomical.

Our potential competitors both in the United States and Europe include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies, and specialized cardiovascular and neurology companies.  In addition, we may compete with universities and other institutions involved in the development of technologies and products that may compete with ours.  Many of our competitors will likely have greater resources than us, including financial, product development, marketing, personnel and other resources.  Should a competing product obtain marketing approval prior to any of our products, this would significantly erode the projected revenue streams for our product.

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

Our supply of products for clinical trials and ultimately for commercial supply is dependent upon relationships with manufacturers and key suppliers.

We have no in-house manufacturing capacity and, to the extent we are successful in completing the development of our products and/or acquiring or developing other marketable products in the future, we will be obliged to rely on contract manufacturers to produce our products.  We cannot assure you that we will successfully manufacture any product we may develop, either independently or under manufacturing arrangements, if any, with third party manufacturers. Moreover, if any manufacturer should cease doing business with us or experience delays, shortages of supply or excessive demands on their capacity, we may not be able to obtain adequate quantities of product in a timely manner, or at all.  Manufacturers are required to comply with current NDA commitments and good manufacturing practices requirements enforced by the FDA, and similar requirements of other countries.  The failure by a manufacturer to comply with these requirements could affect its ability to provide us with product.

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

In the past and currently, we purchase all API for AMR101from a single supplier with a single manufacturing facility. While we have contractual freedom to source API elsewhere, there is no guarantee we will either be successful in identifying alternative supplier(s) or that such future supplier(s) will have the manufacturing capacity to meet future requirements. Our current supplier currently does not have sufficient manufacturing capacity to meet expected future commercial supply requirements and we cannot assure you that it or an alternative supplier will have the necessary capacity to meet our requirements.

We may not be able to grow our business unless we can acquire or in-license new products.

During recent years, we pursued a strategy of product acquisitions and in-licensing in order to supplement our own research and development activity.  Our success in this regard will be dependent on our ability to identify other companies that are willing to sell or license product lines to us.  We will be competing for these products with other parties, many of whom have substantially greater financial, marketing and sales resources than we do.  Even if suitable products are available, depending on competitive conditions we may not be able to acquire rights to additional products on acceptable terms, or at all.  Our potential inability to acquire additional products or successfully introduce new products could have a material adverse effect on our business.

In order to commercialize our future products, we may need to find a collaborative partner to help market and sell our products.

Our strategy for commercializing currently anticipates that we will enter into collaborative arrangements with one or more pharmaceutical companies that have product development resources and expertise, established distribution systems and direct sales forces to successfully market our products. If so, we will be reliant on one or more of these strategic partners to generate revenue on our behalf.

We may not be successful in finding a collaborative partner to help market and sell our products, or may be delayed in doing so, in which case we would not receive revenue or royalties on the timeframe and to the extent that we currently anticipate.

The carrying value of our EN101 intangible asset is dependent on the success or failure of partnering activities and future development work.

At December 31, 2008, our EN101 intangible asset had a carrying value of $19.9 million.  If our efforts to find a development partner or licensee for EN101 are unsuccessful or if future development work is unsuccessful, the valuation of our EN101 intangible asset would likely be impaired.  We are in discussions with the licensor of EN101 to amend certain aspects of our license.  If these discussions are unsuccessful our partnering efforts could be adversely impacted.

The planned expansion of our business may strain our resources.

We currently operate with limited resources, the addition of any new products could require a significant expansion of our operations, including the recruitment, hiring and training of additional personnel, particularly those with a clinical or regulatory background.  Any failure to recruit necessary personnel could have a material adverse effect on our business.  Additionally, the expansion of our operations and work force could create a strain on our financial and management resources and it may require us to add management personnel.

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

Because of the significant time and expense involved in developing new products and obtaining regulatory approvals, it is very important to obtain patent and trade secret protection for new technologies, products and processes.  Our ability to successfully implement our business plan will depend in large part on our ability to:

•	acquire patented or patentable products and technologies;

•	obtain and maintain patent protection or market exclusivity for our current and acquired products;

•	preserve any trade secrets relating to our current and future products; and

•	operate without infringing the proprietary rights of third parties.

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

During 2008, two lawsuits alleging claims related to cardiac valvulopathy and Permax were filed in March and August respectively.  One of the lawsuits was dismissed in February 2009 and the remaining case is currently pending in the United States. Among others, Eli Lilly, Elan, Valeant, Amarin Pharmaceuticals, and Amarin are named as defendants in this lawsuit, however Amarin has not been formally served with the complaint from the lawsuit. In addition, six cases alleging claims related to cardiac valvulopathy and Permax were filed in April 2008 in the United States and currently remain pending. Eli Lily, Valeant, Amarin Pharmaceuticals and unidentified parties are named as defendants in these cases, and are defending against the claims and allegations. Amarin has not been named as defendant or served with the complaints from these cases.

During 2009, two lawsuits alleging claims related to cardiac valvulopathy and Permax were filed in March and are currently pending in the United States. Eli Lilly, Elan, Valeant, Amarin Pharmaceuticals, Amarin and other parties are named as defendants in these lawsuits. Amarin has not been formally served with the complaint from these lawsuits. A third lawsuit, also filed in March, was dismissed in September only as to Amarin for the plaintiff’s failure to prosecute the case against Amarin.

Ten other claims related to cardiac valvulopathy and Permax and one claim related to compulsive gambling and Permax are or were being threatened against Eli Lilly, Elan, and/or Valeant, and could possibly implicate Amarin.

We have reviewed the position and having taken external legal advice and consider the potential risk of significant liability arising for Amarin from these legal actions to be remote. No provision is booked in the accounts at December 31, 2008.

The price of our ADSs and Ordinary Shares may be volatile.

The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies.  In addition, the market prices of the securities of many pharmaceutical and medical technology companies have been especially volatile in the past, and this trend is expected to continue in the future.  Our ADSs may also be subject to volatility as a result of their limited trading market.  At December 31, 2008 we had 26,551,388 ADSs representing Ordinary Shares outstanding and 495,328 Ordinary Shares outstanding (which are not held in the form of ADSs).  There is a risk that there may not be sufficient liquidity in the market to accommodate significant increases in selling activity or the sale of a large block of our securities.  Our ADSs have historically had limited trading volume, which may also result in volatility.  During the twelve-month period ending December 31, 2008, the average daily trading volume for our ADSs was 17,772.

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

A Share price of less than $1.00 may impact the company’s NASDAQ listing.

Amarin is currently trading above $1.00; however, in the period October 6, 2008 to April 7, 2009 Amarin was trading beneath $1.00.  Due to the current state of capital markets, on October 16 2008, NASDAQ and the SEC suspended the application of the $1.00 minimum bid price rule until April 20, 2009. This suspension was further extended to July 19, 2009.  NASDAQ noted that on September 30, 2008, 64 securities were trading at less than $1 while in mid November, 2008 that number had jumped to 344.  The suspension was removed on July 20, 2009. If Amarin’s closing bid price is less than $1.00 for 30 consecutive trading days, Amarin will receive a NASDAQ staff deficiency letter indicating that the Company is not in compliance with the minimum bid price requirement for continued listing.  Such a letter would trigger an automatic 180 calendar day period within which the company could regain compliance.  Compliance is regained at any time during this period, if the Amarin closing bid price is $1.00 per share or more for a minimum of 10 consecutive trading days.  If compliance cannot be demonstrated by the end of the 180 days, Amarin will be afforded an additional 180 calendar day compliance period if Nasdaq determines at that time that the Company meets the remaining Nasdaq Capital Market initial listing criteria in Rule 5215(b), except for the bid price requirement. If Amarin was not eligible for an additional compliance period, NASDAQ would provide written notification that the Company’s securities will be delisted. At that time, Amarin could appeal NASDAQ’s determination to delist its securities to a Listing Qualifications Panel.

The issuances of ADSs and Ordinary Shares upon the conversion or exercise of our securities will dilute the ownership interest of existing stockholders, including stockholders who had previously exercised their warrants.

The issuances of ADSs and Ordinary Shares in connection with the exercise of our warrants will dilute the ownership interest of existing stockholders.  Any sales in the public market of the ADSs and Ordinary Shares issuable upon such exercise could adversely affect prevailing market prices of our ADSs and Ordinary Shares.

Future sales of our ADSs and/or Ordinary Shares in the public market could lower the market price for our ADSs and/or Ordinary Shares.

In the future, we may sell additional ADSs and/or Ordinary Shares to raise capital or pursuant to contractual obligations.  See “We may have to issue additional equity, leading to shareholder dilution.”  We cannot predict the size of future issuances or sales of our ADSs and/or Ordinary Shares to raise capital or the effect, if any, that they may have on the market price for our ADSs and/or Ordinary Shares.  The issuances and sales of substantial amounts of ADSs and/or Ordinary Shares, or the perception that such issuances and sales may occur, could adversely affect the market price of our ADSs and/or Ordinary Shares.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, and related rules and regulations.

In the future, we would lose our foreign private issuer status if a majority of our directors are U.S citizens or residents and we continue to fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission, which are more detailed and extensive than the forms available to foreign private issuer. We may also be required to prepare our financial statements in accordance with U.S. generally accepted accounting principles. In addition we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

U.S. Holders of our Ordinary Shares or ADSs could be subject to material adverse tax consequences if we are considered a PFIC for U.S. federal income tax purposes.

There is a risk that we will be classified as a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes.  Our status as a PFIC could result in a reduction in the after-tax return to U.S. Holders of our Ordinary Shares or ADSs and may cause a reduction in the value of such shares.  We will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of all our assets produces or are held for the production of passive income.  For this purpose, passive income includes interest, gains from the sale of stock, and royalties that are not derived in the active conduct of a trade or business.  Because we receive interest and may receive royalties, there is a risk that we will be considered a PFIC under the income test described above.  In addition, because of our cash position and our ownership of patents, there is a risk that we will be considered a PFIC under the asset test described above.  While we believe that the PFIC rules were not intended to apply to companies such as us that focus on research, development and commercialization of drugs, no assurance can be given that the U.S. Internal Revenue Service or a U.S. court would determine that, based on the composition of our income and assets, we are not a PFIC currently or in the future.  If we were classified as a PFIC, U.S. holders of our Ordinary Shares or ADSs could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply.  The PFIC rules are complex and a U.S. Holder of our Ordinary Shares or ADSs is urged to consult its own tax advisors regarding the possible application of the PFIC rules to it in its particular circumstances.

A change in our tax residence could have a negative effect on our future profitability

Although we are incorporated in England and Wales, our directors seek to ensure that our affairs are conducted in such a manner that we are resident in Ireland for Irish, UK and U.S. tax purposes.  It is possible that in the future, whether as a result of a change in law or the practice of any relevant tax authority or as a result of any change in the conduct of our affairs following a review by our directors, we could become, or be regarded as having become resident in a jurisdiction other than Ireland.  Should we cease to be an Irish tax resident, we may be subject to a charge to Irish capital gains tax on our assets.  Similarly, if the tax residency of any of our subsidiaries were to change from their current jurisdiction for any of the reasons listed above, we may be subject to a charge to local capital gains tax charge on the assets.

U.S. Holders of our Ordinary Shares or ADSs may be subject to U.S. income taxation at ordinary income tax rates on undistributed earnings and profits.

Given our current ownership, we expect that we are a controlled foreign corporation, (“CFC”) for the taxable year 2008 and we may be classified as a CFC in future taxable years.  If we are classified as a CFC for U.S. federal income tax purposes, any shareholder that is a U.S. person that owns directly, indirectly or by attribution, 10% or more of the voting power of our outstanding shares may be subject to current U.S. income taxation at ordinary income tax rates on all or a portion of the Company’s undistributed earnings and profits attributable to “subpart F income.”  Such 10% shareholder may also be taxable at ordinary income tax rates on any gain realized on a sale of Ordinary Shares or ADS, to the extent of the Company’s current and accumulated earnings and profits attributable to such shares.  The CFC rules are complex and U.S. Holders of our Ordinary shares or ADSs are urged to consult their own tax advisors regarding the possible application of the CFC rules to them in their particular circumstances.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of Ordinary Shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the Companies Act 2006, and by our memorandum and articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. The principal differences include the following:

•
Under English law, each shareholder present at a meeting has only one vote unless demand is made for a vote on a poll, in which each holder gets one vote per share owned.  Under U.S. law, each shareholder typically is entitled to one vote per share at all meetings.  Under English law, it is only on a poll that the number of shares determines the number of votes a holder may cast.  You should be aware, however, that the voting rights of ADSs are also governed by the provisions of a deposit agreement with our depositary bank.

•
Under English law, each shareholder generally has preemptive rights to subscribe on a proportionate basis to any issuance of shares.  Under U.S. law, shareholders generally do not have preemptive rights unless specifically granted in the certificate of incorporation or otherwise.

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

•
The quorum requirement for a shareholders’ meeting is a minimum of two persons present in person or by proxy. Under U.S. law, a majority of the shares eligible to vote must generally be present (in person or by proxy) at a shareholders’ meeting in order to constitute a quorum.  The minimum number of shares required for a quorum can be reduced pursuant to a provision in a company’s certificate of incorporation or bylaws, but typically not below one-third of the shares entitled to vote at the meeting.

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

We have not invested in marketing or product sales resources.  We cannot assure you that we will be able to acquire such resources.  We cannot assure you that we will successfully market any product we may develop, either independently or under marketing arrangements, if any, with other companies.  To the extent that we enter into contractual relationships with other companies to market our products, if any, the success of such products may depend on the success of securing and maintaining such contractual relationships the efforts of those other companies (and any subcontractors they engage).

We have limited personnel to oversee out-sourced contract manufacturing, clinical testing and the regulatory approval process.

It is likely that we will also need to hire additional personnel skilled in the manufacturing, clinical testing and regulatory compliance process if we develop additional product candidates with commercial potential.  We do not currently have the capability to conduct clinical testing in-house and do not currently have plans to develop such a capability.  We out-source our clinical testing to contract research organizations.  We currently have a limited number of employees and certain other outside consultants who oversee the contract research organizations involved in clinical testing of our compounds.

We cannot assure you that our limited oversight of the contract research organizations will suffice to avoid significant problems with the protocols and conduct of the clinical trials.

We depend on contract research organizations to conduct our pre-clinical and our clinical testing.  We have engaged and intend to continue to engage third party contract research organizations and other third parties to help us develop our drug candidates.  Although we have designed the clinical trials for drug candidates, the contract re-

search organizations will be conducting all of our clinical trials.  As a result, many important aspects of our drug development programs have been and will continue to be outside of our direct control.  In addition, the contract research organizations may not perform all of their obligations under arrangements with us.  If the contract research organizations do not perform clinical trials in a satisfactory manner or breach their obligations to us, the development and commercialization of any drug candidate may be delayed or precluded.  We cannot control the amount and timing of resources these contract research organizations devote to our programs or product candidates.  The failure of any of these contract research organizations to comply with any governmental regulations would substantially harm our development and marketing efforts and delay or prevent regulatory approval of our drug candidates.  If we are unable to rely on clinical data collected by others, we could be required to repeat, extend the duration of, or increase the size of our clinical trials and this could significantly delay commercialization and require significantly greater expenditures.

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

We are engaged in the biopharmaceutical field, which is characterized by extensive research efforts and rapid technological progress.  New developments in research are expected to continue at a rapid pace in both industry and academia.  We cannot assure you that research and discoveries by others will not render some or all of our programs or product candidates uncompetitive or obsolete.  Our business strategy is based in part upon new and unproven technologies to the development of biopharmaceutical products for the treatment of cardiovascular diseases.  We cannot assure you that unforeseen problems will not develop with these technologies or applications or that commercially feasible products will ultimately be developed by us.

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

We are making significant changes to both our management structure and the locations from which we operate.  We opened a new office in Mystic, CT, in September 2008 and we plan to transition certain corporate activities in early 2010. As a result of this, in the short term, morale may be lowered and key employees may be distracted from their usual role.  This could result in delays in development projects, failure to achieve managerial targets or other disruption to the business which could have material adverse affects on our business and results of operations.

Item 4                 Information on the Company

A.           History and Development of the Company

Amarin Corporation plc (formerly Ethical Holdings plc) is a public limited company listed in the U.S. on the NASDAQ Capital Market. Amarin was originally incorporated in England as a private limited company on March 1, 1989 under the Companies Act 1985, and re-registered in England as a public limited company on March 19, 1993.

Our registered office is located at 110 Cannon Street, London, EC4N 6AR, England. Our principal executive offices are located at First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland and our telephone number is +353−1−6699010. The directors are responsible for the maintenance and integrity of our website, www.amarincorp.com. Our principal research and development facilities are located at 12 Roosevelt Avenue, Mystic, Connecticut, 06355, USA.

During 2007, we announced a cardiovascular development strategy leveraging our proprietary expertise and intellectual property in lipid science to target billion dollar market opportunities such as dyslipidemia. We also focused on expanding and strengthening our research and development management team. In September 2008, we opened our research and development headquarters in Mystic, Connecticut, USA. This office is headed by Dr. Declan Doogan, Head of Research and Development. Dr. Doogan was previously Senior Vice President and Head of Worldwide Development at Pfizer Global Research and Development.

We are now focused on developing our lead candidate AMR101 – a prescription grade Omega-3 fatty acid – which is expected to enter Phase 3 clinical trials for hypertriglyceridemia and mixed dyslipidemia in Q4 2009. This program leverages our lipid science expertise, the established safety and tolerability profile of AMR101 from our previous clinical trials and the known therapeutic benefits of essential fatty acids, particularly Omega-3s, in treating cardiovascular disease.

We also intend to partner our CNS pipeline, which includes candidates for Huntington’s disease, myasthenia gravis and Parkinson’s disease.

In the period from late 2004 to late 2009, we completed a series of financings raising aggregate gross proceeds of approximately $198.7 million, including $24.5 million from our current and former directors and officers.

Business Overview

Our Business

Amarin is a late-stage biopharmaceutical company with a focus on cardiovascular disease. Amarin’s cardiovascular disease programs capitalize on our expertise in the field of lipid science and the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin has a range of clinical and preclinical stage compounds to treat central nervous system (CNS) disorders, including Huntington’s disease, myasthenia gravis and Parkinson’s disease, all of which are available for partnering. The following chart summarises Amarin’s pipeline, comprising core cardiovascular programs and non-core CNS programs:

Cardiovascular Disease Programs

AMR101

AMR101, a prescription grade Omega-3 fatty acid, comprising not less than 96% ultra pure ethyl ester of eicosapentaenoic acid. It is a long chain of highly unsaturated fatty acid. AMR101 is believed to impact on a number of biological factors in the body such as anti-inflammatory mechanisms, cell membrane composition and plasticity, triglyceride levels and regulation of glucose metabolism.

AMR101 for Hypertriglyceridemia and Mixed Dyslipidemia

AMR101 is being progressed to Phase 3 clinical development for the treatment of hypertriglyceridemia and mixed dyslipidemia. Hypertriglyceridemia refers to a condition in which patients have high blood levels of triglycerides and is recognized as an independent risk factor for cardiac disease. Mixed dyslipidemia refers to a condition in which patients have a combination of two or more lipid abnormalities including elevated triglycerides, low high-density lipoprotein (HDL) cholesterol, and elevated low-density lipoprotein (LDL) cholesterol and is believed to affect more than 34 million in the U.S. alone. Both hypertriglyceridemia and mixed dyslipidemia are components of a range of lipid disorders collectively referred to as dyslipidemia. The overall dyslipidemia population in the U.S. is believed to be in excess of 100 million, with annual drug treatments in the U.S. for this population now exceeding $25 billion, dominated by statin therapies. Growth in the non-statin segment is believed to be a reflection of the broadening of dyslipidemia treatment beyond reduction in LDL cholesterol to other lipid parameters such as HDL cholesterol and triglycerides.

The current treatments to lower triglycerides include fibrates, and more recently in the U.S., a prescription grade Omega-3 fatty acid. Currently there is only one FDA approved prescription grade Omega-3 fatty acid, known as Lovaza (Omacor in Europe) marketed by GlaxoSmithKline. Lovaza, which consists predominately of the Omega-3 esters EPA and DHA, was launched in the U.S. in 2005. Reported U.S. sales in 2008 of $540 million represented an annual growth rate of 70% making it is one of the fastest growing products in the sector with analysts predicting that the Lovaza/Omacor brands will become a multi-billion dollar franchise.

The growth of prescription grade Omega-3 fatty acids, which are known to be highly effective in lowering triglycerides, is underpinned by the growing acceptance of high triglycerides as an independent risk factor in cardiovascular disease. In addition to their efficacy, their safety and tolerability profile also make them very suitable for combination treatments, an important treatment approach in the effective management of dyslipidemia.

A distinguishing feature of AMR101 is its high EPA purity content at not less than 96%.

Amarin is planning to commence two Phase 3 trials with AMR101 in 2009. The first is a pivotal Phase 3 registration trial for the treatment of hypertriglyceridemia, the second, a Phase 3 trial in mixed dyslipidemia, is aimed at broadening the potential label for AMR101. Amarin’s development program is designed to position AMR101 as “best-in-class” in the prescription grade Omega-3 market.

In May 2009, Amarin announced that it had reached agreement with the U.S. Food and Drug Administration (FDA) under a Special Protocol Assessment (SPA) for a planned Phase 3 registration clinical trial of AMR101 in patients with hypertriglyceridemia, or very high triglyceride levels. Pursuant to the SPA, the Phase 3 trial will be a multi-center, placebo-controlled, randomized, double-blind, 12-week study to evaluate the efficacy and safety of 2gram or 4gram dose of AMR101, in patients with fasting triglyceride levels of ≥500 mg/dL (the AMR101 MARINE Study). The primary endpoint in the trial is the percentage change in triglyceride level from baseline to week 12. Following completion of the 12-week double-blind treatment period, patients will be eligible to enter a 40-week, open-label, extension period.

The trial is expected to enroll approximately 240 patients, with enrollment planned to commence in Q4 2009. The trial will be conducted in centers throughout North and Central America, Europe, India and South Africa. The Company plans to use the results of this Phase 3 registration trial as the basis for the submission of a New Drug Application (NDA) to the FDA.

An SPA is a written agreement between the Company, as the trial's sponsor, and the FDA regarding the design, endpoints, and planned statistical analysis of the Phase 3 trial to be used in support of an NDA.

In July 2009, Amarin announced that it had reached agreement with the FDA under an SPA for a planned Phase 3 clinical trial of AMR101 in patients with mixed dyslipidemia. The Phase 3 mixed dyslipidemia trial will be a multi-center, placebo-controlled, randomized, double-blind, 12-week study to evaluate the efficacy and safety of 2 grams and 4 grams of AMR101 in patients with high triglyceride levels of ≥200 mg/dL and <500 mg/dL who are on statin therapy. The primary endpoint in the trial is the percentage change in triglyceride level from baseline to week 12.  This trial is expected to enroll approximately 650 patients and will be conducted in centers throughout the United States. The Company plans to use the results of this Phase 3 trial as the basis for potentially broadening the label for AMR101 beyond treatment for very high triglycerides to include treatment for high triglycerides, the two patient groups that need hypotriglyceridemic therapy the most, as classified by the National Cholesterol Education Program (NCEP) Expert Panel (Adult Treatment Panel III, ATP III, 2002).

During 2008 Amarin established its Cardiovascular Advisory Group in designing the above mentioned trials. The Advisory Group, consisting of leading experts in the field of cardiovascular disease research and development, comprises: Dr. Harold Bays, Medical Director and President of Louisville Metabolic and Atherosclerosis Research Center; Professor Philip Calder, Nutritional Immunology at the University of Southampton, UK; Dr. Michael Criqui, Professor and Chief, Division of Preventive Medicine, in the Department of Family and Preventive Medicine at the University of California, San Diego School of Medicine; Dr. Meredith Hawkins, Professor of Medicine and Director of the Global Diabetes Initiative at the Albert Einstein College of Medicine in New York; Dr. Sotirios Tsimikas, Professor of Medicine and Director of Vascular Medicine at the University of California, San Diego and Dr. Anthony Wierzbicki, Consultant in Chemical Pathology/Metabolic Medicine at Guy’s and St Thomas’ Hospitals NHS, UK.

Amarin has previously investigated AMR101 in central nervous system disorders in several double-blind, placebo controlled studies, including Phase 3 trials in Huntington’s disease. Over 900 patients have received AMR101 in these studies, with over 100 receiving continuous treatment for a year or more. In all studies performed to date, AMR101 has shown a very good safety and tolerability profile.

Numerous independent studies have demonstrated the safety and efficacy of ethyl-EPA in lowering plasma triglycerides in patients with high triglyceride levels of varying degrees of severity. In Japan, an ethyl-EPA prescription product has been approved for the treatment of hyperlipidemia and has been on the market for eighteen years.

Preclinical Program: New Lipid Compounds

Amarin is also investigating a new generation of lipid compounds for pre-clinical development based on our internal lipid science expertise which are designed to be more potent than currently available Omega-3 fatty acid products.

CNS Programs for Partnering

AMR101 Clinical Development for HD

HD is inherited as an autosomal dominant disease that gives rise to progressive, selective (localized) neural cell death associated with choreic movements and dementia. On April 24, 2007, we announced top line results from two Phase 3 studies with AMR101 in HD. Study data showed no statistically significant difference in either study between AMR101 and placebo with regard to the primary and secondary endpoints at 6 months of treatment. These top-line findings were inconsistent with data from an earlier 12-month 135 patient clinical trial.

However, on November 19, 2007, Amarin announced that analysis of a comprehensive review of the 12-month data from the U.S. Phase 3 study showed a statistically significant difference in TMS-4 between the long term AMR101 group (12-month treatment) and those patients who had switched to AMR101 at 6-months.

In November 2007, we met with the FDA following the completion of the comprehensive review of all clinical data for AMR101 in HD. The FDA indicated that one additional Phase 3 trial demonstrating robust results, in conjunction with the confirmatory evidence from the existing clinical data, may be sufficient clinical data to support a New Drug Application.

In 2008, we also submitted the comprehensive review of all clinical data for AMR101 in HD to EMEA. In March 2009, we submitted a Marketing Authorization Application (MAA) to EMEA and in April 2009, we announced that the EMEA accepted our MAA for review. The Company has received and discussed the Day 120 questions with EMEA which raise substantial queries on the efficacy of AMR101 in Huntington's disease.  The future of the Huntington's disease program will be determined by the Company after further discussion with opinion leaders, experts, existing and prospective partners and EMEA.

EN101

EN101 is an orally available antisense oligonucleotide, preferentially targeting the “read-through” or “R” isoform (“AChE-R”) of acetylcholinesterase (“AChE”). The molecule suppresses the production of the AChE-R protein without the negative cholinergic effects currently observed with conventional inhibitors.

Myasthenia gravis, a debilitating neuromuscular disease, is the first target indication for which EN101 is undergoing clinical development. A Phase 1b clinical trial was conducted by Ester in 2002 to assess the safety, efficacy and pharmacokinetics of oral EN101 in MG patients. In 2004, Ester commenced a Phase 2a dose finding study in MG patients.  In June 2009, Amarin announced top line results of this study. The primary objective of the exploratory study, for which interim results had previously been announced, was to assess the efficacy and safety of three doses of EN101 each given orally once daily for one week in patients with myasthenia gravis. The final results of the study indicate that 10mg, 20mg and 40mg of EN101 resulted in a statistically significant reduction in Quantitative Myasthenia Gravis (QMG) score from baseline of 11.8% (p=0.001), 16.8% (p<0.001) and 20.3% (p<0.001), respectively. Importantly, EN101 was also shown to be safe and well tolerated.

             The 31-patient study was performed in six centers in the U.K., Israel and Serbia. Each dose of EN101 was administered to patients for one week and was separated by a one week wash-out on pyridostigmine, often the first-line treatment for myasthenia gravis. Efficacy was assessed by evaluating changes in the QMG score, an established questionnaire that evaluates signs and symptoms of myasthenia gravis.

In June 2009, Amarin amended the Ester Neurosciences Limited (“Ester”) acquisition agreement entered into in December 2007. The amendment, which reflects Amarin’s intention to seek a partner for EN101, provides for the release of Amarin from all research and development diligence obligations contained in the original agreement, with all remaining payment obligations now payable by Amarin only out of income received from potential partners. As part of the amendment and waiver agreement, in August 2009, Amarin issued 1,315,789 shares to the former Ester shareholders.

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

Amarin has successfully progressed its sublingual apomorphine candidate through a series of Phase 1 pharmacokinetic studies to prove the concept and to optimize the formulation. The results to date show that Amarin’s sublingual formulation has the same speed of absorption as the injection formulation and a profile that supports its further development for the intended indication.

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

This technology has application across a broad range of therapeutic areas including CNS, cardiovascular, gastrointestinal and oncology. AMR103, a novel form of levodopa at pre−clinical stage of development for Parkinson’s disease, is the lead candidate utilizing this technology.

Manufacturing and Supply for AMR101

All supplies of the bulk compound (ethyl-EPA), which constitutes the only pharmaceutically active ingredient of AMR101, are currently purchased from Nisshin Pharma, Inc., a currently qualified manufacturer, pursuant to a supply agreement whereby the supply is at a fixed price. The main raw material that constitutes ethyl-EPA is a naturally occurring substance which is sourced from fish oil. The manufacturing processes that are applied by Nisshin to such raw material are proprietary to Nisshin and produce a pharmaceutical grade compound at a level of purity of at least 96% EPA. We are aware that certain other manufacturers have the ability to produce ethyl-EPA to a similar level of purity.

Our Marketing Partners for AMR101

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

In December 2005, Amarin Neuroscience entered into a worldwide exclusive license with Multicell Technologies, Inc. (“Multicell”) pursuant to which Amarin Neuroscience licensed the worldwide rights for MCT−125 to Multicell in return for a series of development based milestones and a royalty on net sales. Multicell is obliged to use reasonable good faith efforts to develop and commercialize MCT−125.

The Financial Year

We had no revenues in 2008 or 2007. Our consolidated revenues in 2006 comprise milestone payments received from Multicell and were derived from the licensing of exclusive, worldwide rights to Multicell for MCT-125 (formerly LAX-202).

For the year ended December 31, 2006, all revenues originated in the United Kingdom. No revenues were generated from licensing, development or contract manufacturing fees.

At present all of our products are in the development stage and we therefore have no products that can be marketed.

Competition

We expect to compete with other pharmaceutical companies that also conduct research and development and may compete with these companies to secure sales and marketing partners for our development pipeline. These anticipated competitors include companies which may possess substantially greater financial, technical, marketing and other resources. In addition, we will compete for supplier manufacturing capacity with other companies, including those whose products are competing with ours. Additionally, our future products may be subject to competition from products with similar qualities. See Item 3 “Key Information — Risk Factors — Our future products may not be able to compete effectively against those of our competitors.”

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

The clinical stage of development can generally be divided into Phase 1, Phase 2 and Phase 3 clinical trials. In Phase 1, generally, a small number of healthy volunteers are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these studies is to assess the metabolism, pharmacologic action, side effect tolerability and safety of the drug. Studies in volunteers are also undertaken to begin assessing the pharmacokinetics of the drug (e.g. the way in which the body deals with the compound from absorption, to distribution in tissues, to elimination).

Phase 2 trials typically involve studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected. Phase 3 trials generally involve large numbers of patients from a number of different sites, which may be in one country or in several different countries or continents. Such trials are designed to provide the pivotal data necessary to establish the effectiveness of the product for its intended use, and its safety in use, and typically include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

Prior to the start of human clinical studies of a new drug in the United States, an investigational new drug application, or IND, is filed with the FDA. Similar filings are required in other countries. The amount of data that must be supplied in the IND depends on the phase of the study. Earlier investigations, such as Phase 1 studies, typi-

cally require less data than the larger and longer-term studies in Phase 3. A clinical plan must be submitted to the FDA prior to commencement of a clinical trial. In general, studies may begin in the U.S. 30 days after submission of the IND.  If the FDA has concerns about the clinical plan or the safety of the proposed studies, they may prevent studies from moving forward, and may suspend or terminate studies once initiated. Regular reporting of study progress and adverse experiences is required. During the testing phases, meetings can be held with the FDA to discuss progress and future requirements for the New Drug Application (NDA). Studies are also subject to review by independent institutional review boards responsible for overseeing studies at particular sites and protecting human research study subjects. An independent institutional review board may prevent a study from starting or suspend or terminate a study once initiated. Studies must also be conducted and monitored in accordance with good clinical practice and other requirements.

Following the completion of clinical trials, the data must be thoroughly analyzed to determine if the clinical trials successfully demonstrate safety and efficacy. If they do, the data can be filed with the FDA in an NDA along with proposed labeling for the product and information about the manufacturing and testing processes and facilities that will be used to ensure product quality. In the US, FDA approval of an NDA must be obtained before marketing a product. The NDA must contain proof of safety, purity, potency and efficacy, which entails extensive pre-clinical and clinical testing.

Although the type of testing and studies required by the FDA does not differ significantly from those of other countries, the amount of detail required by the FDA can be more extensive in some areas. In addition, it is likely that the FDA will re-analyze the clinical data, which could result in extensive discussions between the Company and the FDA during the review process. The review and evaluation of applications by the FDA is extensive and time consuming and may take several years to complete. The FDA’s goal generally is to review and make a recommendation for approval of a new drug within ten months, and of a new “priority” drug within six months, although final FDA action on the NDA can take substantially longer, may entail requests for new data and/or data analysis, and may involve review and recommendations by an independent FDA advisory committee. The FDA may conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with current good manufacturing practice requirements, and may also audit data from clinical and pre-clinical trials.

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

The second procedure in the European Union for obtaining approval of new medicinal product is known as the centralized procedure. This procedure is currently mandatory for products developed by means of a biotechnological process and optional for new active substances and other “innovative medicinal products with novel characteristics.” Under this procedure, an application is submitted to the European Agency for the Evaluation of Medical Products. Two European Union member states are appointed to conduct an initial evaluation of each application. These countries each prepare an assessment report, which reports are then used as the basis of a scientific opinion of the Committee on Proprietary Medical Products. If this opinion is favorable, it is sent to the European Commission which drafts a decision. After consulting with the member states, the European Commission adopts a decision and grants a marketing authorization, which is valid throughout the European Union and confers the same rights and obligations in each of the member states as a marketing authorization granted by that member state.

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

Patents and Proprietary Technology

We are pursuing New Chemical Entity (NCE) designation for AMR101.  This is a determination that will ultimately be made by the FDA at the time of approval.  NCEs receive 5 years marketing exclusivity under the Drug Price Competition and Term Restoration act of 1984 (“Waxman-Hatch”).  If not designated an NCE, AMR101 would receive 3 years marketing exclusivity under Waxman-Hatch.  The marketing exclusivity period of 5 or 3 years can be extended by an additional 6 months by conducting paediatric clinical studies.

Amarin has filed six patents in an effort to protect the intellectual property developed during the AMR101 cardiovascular program.  Our patenting strategy encompasses pursuing patents for compositions, formulations, indications/uses and combinations with other drugs.

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

Our strategy is to file patent applications where we think it is appropriate to protect and preserve the proprietary technology and inventions considered significant to our business. We have patents covering our various compounds and their uses. These include filed and granted composition and use patents for the method of treating a number of CNS and cardiovascular disorders with highly pure forms of EPA and composition of matter patents relating to potential second generation technology platforms. We will also rely upon trade secrets and know-how to retain our competitive position. We will file patent applications either on a country-by-country basis or by using the European or international patent cooperation treaty systems. The existence of a patent in a country may provide competitive advantages to us when seeking licensees in that country. In general, patents granted in most European countries have a twenty-year term from filing, although in certain circumstances the term can be extended by supplementary protection certificates. We may be dependent in some cases upon third party licensors to pursue filing, prosecution and maintenance of patent rights or applications owned or controlled by those parties.

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

C.           Organizational Structure

At December 31, 2008, we had the following subsidiaries:

Subsidiary Name	Country of Incorporation or Registration	Proportion of Ownership Interest and Voting Power Held
Amarin Neuroscience Limited	Scotland	100%
Amarin Pharmaceuticals Ireland Limited	Ireland	100%
Amarin Pharma Inc	United States	100%
Amarin Finance Limited	Bermuda	100%
Ester Neurosciences Limited	Israel	100%

D.           Property, Plant and Equipment

The following table lists the location, use and ownership interest of our principal properties as of October 22, 2009:

Location	Use	Ownership	Size (sq. ft.)
Dublin, Ireland	Offices	Leased	3,251
Mystic, Connecticut, USA	Offices	Leased	2,725
London, England	Offices	Leased	2,830
Ely, Cambridgeshire, England
Ground Floor	Offices	Leased and sub-let	7,135
First Floor	Offices	Leased and sub-let	2,800
Godmanchester, Cambridgeshire, England	Offices	Leased and sub-let	7,000

On November 1, 2008, we signed a lease covering approximate 2,725 square feet of office space located at 12 Roosevelt Avenue, Mystic, Connecticut, USA. This lease expires October 31, 2011.

On January 22, 2007, we signed a lease covering approximately 3,251 square feet of office space located at 1st Floor, Block 3, The Oval, Shelbourne Road, Dublin 4, Ireland. This lease expires December 2026; however, it can be terminated in 2012 under a break clause.

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

Overview of Fiscal Years Ended December 31, 2008, December 31, 2007 and December 31, 2006

We have undergone significant change over the last three years, including the initiation and progression of our cardiovascular program, completion of a number of CNS product acquisitions, raising $66.75 million in private equity & debt, the appointment of a new chief executive officer, restructuring our board and opening our research and development headquarters in Mystic, Connecticut, USA.

Pipeline

We are now focused on developing our lead candidate AMR101 – a prescription grade Omega-3 fatty acid, which is expected to enter Phase 3 clinical trials for hypertriglyceridemia and mixed dyslipidemia in Q4 2009. This program leverages our lipid science expertise, the established safety and tolerability profile of AMR101 from our previous clinical trials and the known therapeutic benefits of essential fatty acids, particularly Omega-3s, in treating cardiovascular disease.

Using our internal know-how and expertise, we are also investigating a new generation of lipid compounds, designed to be significantly more potent than currently available Omega-3 products. We intend to ultimately partner AMR101 for hypertriglyceridemia and other cardiovascular disease indications with a larger pharmaceutical company for commercialization worldwide.

We also intend to partner our CNS pipeline, which includes candidates for Huntington’s disease, myasthenia gravis and Parkinson’s disease.

October 2009 Financing

On October 13, 2009, Amarin announced it had entered into definitive agreements with several existing and new institutional and accredited investors for a private placement of units for $70 million, consisting of $66.4 million in cash proceeds and $3.6 million from the conversion of convertible bridge notes. On closing of the private placement, in consideration for the $66.4 million received in cash, Amarin issued 66.4 million units. Each unit had a purchase price of $1.00 and consisted of one American Depositary Share (“ADS”) and a warrant to purchase 0.50 of an ADS. The warrants will have a five year term and an exercise price of $1.50 per ADS. In consideration for the conversion of $3.6 million of convertible bridge notes, Amarin issued 4.0 million units. In accordance with the terms of the conversion of the bridge notes, each unit had a purchase price of $0.90 and consisted of one ADS and a warrant to purchase 0.50 of an ADS. The warrants will also have a five year term and an exercise price of $1.50 per ADS.

May and August 2009 Bridge Financing

In May 2009, Amarin announced that it entered into definitive agreements for a private placement of convertible bridge loan notes (“Initial Bridge Financing”) in the amount of $2.6 million with certain existing investors in the Company, including a number of current directors of the Company. In July 2009, $0.1 million of the Bridge Financing was repaid. In August 2009, the date of maturity on the convertible loans was extended to September 30, 2009.  In August 2009, Amarin announced that it had entered into definitive agreements for a private placement of additional convertible bridge loan notes (“Additional Bridge Financing”) in the amount of $3.0 million with certain existing investors in the Company, including a number of current directors of the Company.

The Initial Bridge Financing and Additional Bridge Financing consist of convertible notes and warrants. The aggregate convertible notes are in the principal amount of $5.5 million, were to mature on September 30, 2009 and pay interest at the rate of 8% per annum. In September 2009, the date of maturity was extended to October 16, 2009.

On October 16, 2009, as described above, the holders of $3.6 million convertible bridge loan notes converted their principal into units and the accrued interest was repaid in cash.  As a result, the Company issued 3,999,996 Ordinary Shares of £0.50 and warrants to purchase 1,999,996 shares with an exercise price of $1.50.

On October 16, 2009, the holders of the remaining $1.9 million convertible bridge loan notes elected to have their principal and accrued interest repaid in cash.

On July 31, 2009, the Company issued warrants to purchase 3,111,105 shares with an exercise price of $1.00.  These warrants were issued to the holders of the convertible bridge loan notes in consideration for their participation in the Bridge Financing.  They are in addition to the warrants that were issued on conversion of the convertible bridge loan notes described above.

May 2008 Financing

In May 2008 we announced a private placement of Ordinary Shares for up to $60.0 million under two separate tranches.  The first tranche of $30.0 million from institutional investors and certain current and former directors was received by the Company in May 2008.   In conjunction with the closing of the private placement described above, the Company has entered into an agreement with the investors under the previously disclosed  Securities Purchase Agreement dated May 13, 2008, pursuant to which the second tranche funding option and the preemptive, registration and board seat rights provided by that agreement will be cancelled and the eight preference shares granted to certain of the 2008 investors will be converted to eight ordinary shares in Amarin coincident with the consummation of the financing

 Research and Development Headquarters

In September 2008, we opened our research & development headquarters in Mystic, Connecticut.  The Mystic office is headed by, Dr. Declan Doogan (who was appointed to the position of Head of Research and Development in April 2007). Prior to joining Amarin, Dr. Doogan was Senior Vice President and Head of Worldwide Development at Pfizer Global Research and Development.  Since joining Amarin, Dr. Doogan has been instrumental in transforming our research and development organization and streamlining development activities from translational research through clinical operations.

Board and Management Changes

On October 16, 2009, as a result of the financing described above, certain investors were entitled to join Amarin’s board of directors.  On October 16, Drs. Manus Rogan and Joseph Anderson were appointed to the board.  On the same date Mr. Anthony Russell-Roberts and Drs. John Climax and William Mason resigned from their positions as non-executive directors of Amarin Corporation plc.

Mr. Thomas Lynch, Chairman and Chief Executive Officer of Amarin, will step down as Chief Executive Officer.  Dr. Declan Doogan, Amarin’s Head of Research and Development, will assume the role of Interim Chief Executive Officer. Mr. Alan Cooke, President, Chief Operating Officer and Chief Financial Officer will step down from his position.

In June 2009, Dr. Eric Aguiar resigned from his position as a non-executive director of Amarin Corporation plc.  Dr. Aguiar is currently a partner at Thomas, McNerney & Partners LP, an investor in Amarin’s May 2008 financing.

In May 2009, Dr. Srinivas Akkaraju resigned from his position as a non-executive director of Amarin Corporation plc.  Dr. Akkaraju recently joined New Leaf Venture Partners.  Dr. Akkaraju was previously at Panorama Capital, an investor in Amarin’s May 2008 financing.

In May 2008, James I. Healy, M.D., Ph.D., Carl L. Gordon, Ph. D., CFA, Dr. Eric Aguiar and Dr. Srinivas Akkajaru joined our board of directors.  This was as a result of the May 2008 private equity financing transaction described above.  Dr. Lars Ekman joined our board of directors in November 2008.

The following directors resigned on May 16, 2008: John Groom, Dr. Simon Kukes, Dr. Michael Walsh, Dr. Prem Lachman and Prof. William Hall.  Alan Cooke and Dr. Doogan also resigned their board positions but remain in their executive roles and as officers of the Company.

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

Comparison of Fiscal Years Ended December 31, 2008 and December 31, 2007

Revenue

We recorded no revenue in 2008 or 2007.

Research and Development

Research and Development costs reflect third party contract costs, staff costs, preclinical study costs, clinical supplies and the cost of conducting clinical trials. Research and development expense increased by $0.85 million to $12.95 million compared to 2007’s research and development expense of $12.1 million.

The primary driver of research and development costs in 2008 was the progression of our cardiovascular program.  We also incurred costs in respect of our CNS products, especially EN101 for myasthenia gravis.

Included in research and development costs for the year end December 31, 2008 are costs associated with the set up and recruitment of key employees for our Mystic office in Connecticut, closure and wind up costs in respect of our Oxford facility and a non cash charge of $1.5 million in respect of share based compensation.

Costs in 2007 were primarily driven by the completion of the AMR101 trials into Huntington’s disease and the initiation of our new cardiovascular strategy.

In 2009, Amarin’s focus will be the progression of AMR101 through Phase 3 trials for hypertriglyceridemia and mixed dyslipidemia.  We expect that this will be the primary driver of research and development costs in 2009.

General and Administrative

General and administrative expenses were $15.2 million in 2008 compared with $19.8 million in 2007, a decrease of $4.6 million. General and administrative expenses primarily represent our general corporate overhead, business and corporate development costs and our substantial investment in intellectual property.  General and administration costs in 2008 include a provision of $0.5 million for an onerous lease on our leased property at Gemini House for the period to the termination of the lease and $0.6 million redundancy costs for former employees offset by a release of an over-accrual on staff compensation of $0.8 million and a foreign exchange gain of $1.1 million arising on non-dollar denominated working capital. Selling, general and administrative costs primarily represent Amarin’s general corporate overhead, the Company’s substantial investment in intellectual property and the business and corporate development costs of pursuing its growth strategy.

The decrease in general and administrative expenses for the year ended December 31, 2008 compared to the year ended December 31, 2007 is primarily as a result of the cost rationalization program initiated in early 2008 that reduced personnel, facility costs and advisor fees.

Finance income

Finance income for 2008 was $9.6 million compared to $2.3 million for 2007.  The 2008 finance income comprises interest and similar income of $0.4 million which was earned from cash balances held on deposit.  We hold cash denominated in pounds sterling, U.S. Dollars and euro.  We manage foreign exchange risk by holding our cash in the currencies in which we expect to incur future cash outflows.  In 2008, a gain of $9.3 million was recorded due to a decrease in the fair value of derivative financial liabilities in connection with warrants issued in the December 2007 registered direct offering and a derivative arising on the option of investors in the May 2008 financing to participate in a second tranche under that financing. See note 10 to the F-pages in this annual report for further information.

Finance costs

Finance costs for 2008 were $2.1 million compared to $0.2 million for 2007.  Finance costs in 2008 comprises $1.0 million of foreign exchange losses on sterling cash balances due to the strengthening of the dollar against sterling in the period and $0.3 million of foreign exchange losses on euro cash balances due to the strengthening of the dollar against euro in the period.  Amarin holds some of its cash in sterling and euro to fund our expenditures in the U.K. and EU and thus has no plans to convert it into dollars. Amarin manages foreign exchange risk by holding its cash in the currencies in which the Company expects to incur future cash outflows. The finance cost also includes $0.8 million relating to interest and notional interest on the fair value of the convertible debentures from December 31, 2007 to May 29, 2008, the date of redemption. See note 11 to the F-pages in this annual report for further information. Finance costs in 2007 relate to interest and notional interest on the fair value of the convertible debentures issued in December 2007.

Taxation

A research and development tax credit of $0.7 million was recognized in the year ended December 31, 2008.  An amount of $0.8 million was recognized in 2007.  Under U.K. tax law, qualifying companies can surrender part of their tax losses in return for a cash refund.

Comparison of Fiscal Years Ended December 31, 2007 and December 31, 2006

Revenue

We recorded no revenue in 2007.  During 2006, we earned milestone revenue of $0.5 million under a license agreement signed with Multicell in 2005, pursuant to which we granted the exclusive, worldwide rights to LAX-202 (renamed MCT-125) for the treatment of fatigue in patients suffering from multiple sclerosis.

Research and Development

The U.S. and E.U. AMR101 trials into Huntington’s disease were completed in the first quarter of 2007 with final data announced in April 2007.  Research and development expense decreased by $3.0 million to $12.1 million compared to 2006’s research and development expense of $15.1 million.  The completion of the AMR101 trials into Huntington’s disease was the primary reason for the fall in research and development expense in 2007.  The decrease in research and development expense was partly offset by costs incurred on our two Parkinson’s disease programs, our epilepsy programs and the initiation of our new cardiovascular program.

General and Administrative

General and administrative expenses were $19.8 million in 2007 compared with $13.5 million in 2006, an increase of $6.3 million.  The increase in general and administrative expenses over 2006 is mainly due to an increase in share based compensation expenses of $2.8 million, reorganization costs associated with the departure of our former chief executive officer and the planned vacation of our offices in London, increased personnel costs and the significant level of business development activities during the year.

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

Critical Accounting Policies

Our significant accounting policies are described in Note 2 to the consolidated financial statements beginning on page F-1 of this annual report.  Our consolidated financial statements are presented in accordance with IFRS as adopted by the E.U. and as issued by the IASB.  All professional accounting standards effective as of December

31, 2008 have been taken into consideration in preparing the consolidated financial statements.  These accounting principles require us to make certain estimates, judgments and assumptions.

We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time these estimates, judgments and assumptions are made.  These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of our consolidated financial statements, as well as the reported amounts of revenues and expenses during the periods presented.  To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected.  The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	intangible assets and research and development expenditure;
•	foreign currency;
•	revenue recognition;
•	impairment of intangible assets; and
•	derivative financial liabilities.

Intangible assets and research and development expenditure

In-process research and development

Acquired in-process research and development (“IPR&D”) is stated at cost less accumulated amortization and impairments.  Acquired IPR&D arising on acquisitions is capitalized and amortized on a straight-line basis over its estimated useful economic life, which is the patent life of the intangible asset.  The useful economic life commences upon generation of economic benefits relating to the acquired IPR&D.

Cost is defined as the amount of cash or cash equivalents paid, or the fair value of other consideration given.  When IPR&D is acquired and the consideration is settled using the company’s equity instruments, the IPR&D is stated at fair value at the date of acquisition.  In cases where the fair value of the IPR&D acquired cannot be measured reliably, the fair value capitalized at the date of acquisition is measured by reference to the fair value of the equity instruments granted as consideration.

Capitalization policy

Costs incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when the following criteria are fulfilled:  completing the asset so it will be available for use or sale is technically feasible; management intends to complete the intangible asset and use or sell it; an ability to use or sell the intangible asset; it can be demonstrated how the intangible asset will generate probable future economic benefits; adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and the expenditure attributable to the intangible asset during its development can be reliably measured.  To date, development expenditures have not met the criteria for recognition of an internally generated intangible asset.

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

Foreign currency

Functional and presentation currencies

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).  The Consolidated Financial Statements are presented in U.S. Dollars, which is the Parent Company’s functional and presentation currency.

Transactions and balances

Transactions in foreign currencies are recorded at the average exchange rate prevailing in the month of the transaction.  The resulting monetary assets and liabilities are translated into the appropriate functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are recognized in the income statement.  Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the income statement.

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

Monetary items that are receivable or payable to a foreign operation are treated as a net investment in the foreign operation by the Company as settlement is neither planned nor likely to occur in the foreseeable future.  On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity.  When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

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

Impairment of intangible assets

Intangible assets with an indefinite life and intangible assets not yet available for use are not subject to amortization but are tested for impairment annually.  Additionally, assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.  Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use.  For the purposes of impairment, assets are grouped into cash-generating units and an impairment charge is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups.  Impairment losses are recognized in the income statement.  Impairment losses recognized in respect of cash-generating units are allocated to reduce assets in the unit (group of units) on a pro-rata basis.

An impairment loss may be reversed to the extent that the asset’s original carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.  Non-financial assets that suffer impairment are reviewed for possible reversal of the impairment at each reporting date.

See note 16 to the F-pages of this Annual Report for further information.

Derivative financial liabilities

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

Derivative financial liabilities on initial recognition are recorded at fair value, being the fair value of consideration received.  They are subsequently held at fair value, with gains and losses arising for changes in fair value recognized in the income statement at each period end.  The Group derecognizes the derivative financial liability, and recognizes a gain in the income statement when its contractual obligations are cancelled or expired.  If the Group issues shares to discharge the liability, the derivative financial liability is derecognized and share premium is recognized on the issuance of those shares.

Where the options and warrants give rise to obligations to issue ordinary shares other than on the above basis they are classified as financial liabilities on the balance sheet.  Where these instruments meet the definition of derivatives they are included at fair value on the balance sheet at each reporting year end, with the resulting unrealized gains or losses being recorded in the income statement.

In both situations, at settlement date the carrying value of the options and warrants are transferred to equity.  The cash proceeds received from shareholders for additional shares are recorded in the share capital and share premium account.

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

Carrying value of intangible assets

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

Intangible assets not yet available for use (i.e. EN101) are not subject to amortization but are tested for impairment at least annually.  An impairment loss is recognized if the carrying amount of the asset exceeds its recoverable amount.  The recoverable amount is determined using a value in use methodology which is arrived at by discounting the expected future cash flows of the intangible asset. These cash flows, which reflect the risks and uncertainties associated with the assets, are then discounted at an appropriate rate to net present value.

Net present values involve highly sensitive estimates and assumptions specific to the nature of our activities with regard to:

•	The amount and timing of projected future cash flows;
•	The selected discount and tax rate;
•	The outcome of R&D activities (compound efficacy, results of clinical trials, etc.);
•	The amount and timing of projected costs to develop EN101 into commercially viable products;
•	The probability of obtaining regulatory approval;
•	Long-term sales forecasts; and
•	Sales erosion rates after the end of patent protection and timing of the entry of generic competition.

Factors that could result in shortened useful lives or impairments include:

•	Negative outcome from research and development activities with EN101;
•	Failure to obtain regulatory approval;
• ·	Failure to secure a development and marketing partner; Failure to maintain a license from the licensor; and
•	Lower than anticipated future sales for EN101.

We have adopted a uniform method for assessing EN101. Typically three probability-weighted scenarios are used, which reflect the risks and uncertainties associated with the asset.

Discount rates used in these scenarios are based on our weighted average cost of capital, which are then probability adjusted to reflect specific risks associated with our industry.

Due to the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Key assumptions include:

Discount rate	15%
Probability of success	15 to 30%
Peak penetration rate	49%
Population Growth rate	0.4% to 0.6%
Prevalence	14/100,000

Discount rate is based on the weighted average cost of capital to Amarin. Probability of success is based on management’s best estimate of the likelihood that the product will achieve FDA approval, based on the results of its exploratory Phase IIa trial. Peak penetration rate has been estimated using management’s knowledge of the industry and the attributes of the product and alternative treatments on the market.

Population growth and prevalence are based on industry information.

Fair value of derivatives and other financial instruments

Derivative financial liabilities are recorded at fair value on initial recognition, being the fair value of consideration received.  They are subsequently held at fair value, with gains and losses arising for changes in fair value recognized in the income statement at each period end. The fair value of derivative financial liabilities is determined using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date. See notes 24 and 29 for further information on our valuation techniques and assumptions in fair valuing the Group’s derivative financial liabilities.

Carrying value of investment in subsidiaries

The carrying value of the Company’s investment in subsidiaries is tested when there is an indication of impairment.  The Company uses the present value of future cash flows of their products to determine whether an impairment provision is required.  These cash flows assume the Company’s products will be approved by the FDA and will be capable of generating revenues.  Management judgment is required in forecasting the cash flows of each product and these cash flows are adjusted for industry probability factors and the Group discount rate. During 2007, the Company provided for approximately $4.6 million for impairment on AMR101 for HD related investments.

Going concern

See note 1 to the F-pages in this annual report for further information.

Share based payments

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

In transactions where the Group receives goods and services from non-employees in exchange for its equity instruments, the corresponding increase in equity is measured at the fair value of the goods and services received.

See note 30 to the F-pages of this Annual Report for further information.

Deferred tax assets

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

See note 13 to the F-pages in this annual report for further information.

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

B.           Liquidity and Capital Resources

Our capital requirements relate primarily to clinical trials, employee infrastructure and working capital requirements.  Historically, we have funded our cash requirements primarily through the public and private sales of equity and debt securities.  As of December 31, 2008, we had approximately $14.2 million in cash ($3.0 million related to cash held on short-term deposits), representing a decrease of $4.1 million compared to December 31, 2007.  In May 2008 we announced a private placement of Ordinary Shares for up to $60.0 million under two separate tranches.  The first tranche of $30.0 million from institutional investors and certain current and former directors was received in May 2008.  The option to invest the second tranche of $30 million was cancelled on the closing of the $70 million financing in October 2009.

On October 13, 2009, Amarin announced it had entered into definitive agreements with several existing and new institutional and accredited investors for a private placement of units for $70 million, consisting of $66.4 million in cash proceeds and $3.6 million from the conversion of convertible bridge notes. On closing of the private placement, in consideration for the $66.4 million received in cash, Amarin issued 66.4 million units. Each unit had a purchase price of $1.00 and consisted of one American Depositary Share (“ADS”) and a warrant to purchase 0.50 of an ADS. The warrants will have a five year term and an exercise price of $1.50 per ADS. In consideration for the conversion of $3.6 million of convertible bridge notes, Amarin issued 4.0 million units. In accordance with the terms of the conversion of the bridge notes, each unit had a purchase price of $0.90 and consisted of one ADS and a warrant to purchase 0.50 of an ADS. The warrants will also have a five year term and an exercise price of $1.50 per ADS.

In May 2009, Amarin announced that it entered into definitive agreements for a private placement of convertible bridge loan notes (“Initial Bridge Financing”) in the amount of $2.6 million with certain existing investors in the Company, including a number of current directors of the Company. In July 2009, $0.1 million of the Bridge Financing was repaid. In August 2009, the date of maturity on the convertible loans was extended to September 30, 2009.  In August 2009, Amarin announced that it had entered into definitive agreements for a private place-

ment of additional convertible bridge loan notes (“Additional Bridge Financing”) in the amount of $3.0 million with certain existing investors in the Company, including a number of current directors of the Company.

The Initial Bridge Financing and Additional Bridge Financing consist of convertible notes and warrants. The aggregate convertible notes are in the principal amount of $5.5 million, were to mature on September 30, 2009 and pay interest at the rate of 8% per annum. In September 2009, the date of maturity was extended to October 16, 2009.

On October 16, 2009, as described above, the holders of $3.6 million convertible bridge loan notes converted their principal into units and the accrued interest was repaid in cash.  As a result, the Company issued 3,999,996 Ordinary Shares of £0.50 and warrants to purchase 1,999,996 shares with an exercise price of $1.50.

On October 16, 2009, the holders of the remaining $1.9 million convertible bridge loan notes elected to have their principal and accrued interest repaid in cash.

On July 31, 2009, the Company issued warrants to purchase 3,111,105 shares with an exercise price of $1.00.  These warrants were issued to the holders of the convertible bridge loan notes in consideration for their participation in the Bridge Financing.  They are in addition to the warrants that were issued on conversion of the convertible bridge loan notes described above.

Based upon current business activities, we forecast having sufficient cash to fund operations for at least the next 12 months from October 22, 2009.

Over the three years ended December 31, 2008, we received $64.0 million in cash from the issuance of shares and $2.75 million in convertible Debentures. The convertible Debentures were redeemed in full on May 29, 2008.

Cash

As of December 31, 2008, we had approximately $14.2 million in cash compared with $18.3 million as of December 31, 2007.  Our cash has been invested primarily in U.S. Dollar, pounds sterling and euro denominated money market and checking accounts with financial institutions in the U.K., U.S., Ireland and Israel, predominately having a high credit standing. Due to current economic conditions the credit ratings of financial institutions have been extremely volatile. Management believes that the financial institutions where we hold our cash deposits are of a high and acceptable credit rating, given current economic conditions.

Cash flows expended on operating activities were $26.4 million for the year ended December 31, 2008 as compared with $26.3 million for the year ended December 31, 2007.

The operating cash flows expended on operating activities reflect funding of the net loss of $20.0 million adjusted for non-cash depreciation of $0.3 million, non-cash inflow in respect of share based compensation of $4.6 million, a non-cash inflow in respect of a fair value gain on derivative financial liability of $9.3 million, net inflow of interest, foreign exchange and other items of $0.8 million and net outflow on working capital of $3.6 million.

In 2007, the operating cash flows expended on operating activities reflect funding of the net loss of $37.8 million adjusted for a non-cash impairment charge on intangible assets of $8.8 million, non-cash depreciation and amortization of $0.4 million, non-cash inflow in respect of share based compensation of $5.3 million, a non-cash inflow in respect of a fair value gain on derivative financial liability of $0.4 million, net outflow of interest, foreign exchange and other items of $1.6 million and net outflow on working capital of $0.8 million.

Cash outflows expended on investing activities were $0.1 million in 2008. Net cash inflows expended on investing activities were $5.0 million in 2007.  Our investing activities in 2008 related to the purchase of property, plant and equipment for the set up of the Mystic office and interest received.  We do not envisage significant expenditure on property, plant and equipment in 2009.  Our investing activities in 2007 related to the purchase of intangible assets, property, plant and equipment and interest received.

Net cash flows from financing activities in 2008, net of related expenses were $23.5 million, compared to cash inflows from financing activities in 2007 net of related expenses of $12.1 million.

Gross receipts from financing activities in 2008 were $30.0 million. In May 2008 we announced a private placement of Ordinary Shares for up to $60.0 million.  The first tranche of $30.0 million from institutional investors and certain current and former directors was received in May 2008.  Expenses of $3.7 million were for the issuance of shares. On December 4, 2007, the company entered into an agreement to issue $2.75 million 8% convertible debentures. Under the debenture agreement, mandatory redemption occurs if a financing takes place. As a result of the May financing we settled in full the outstanding amount on the convertible debentures.

On May 19, 2008 we accepted subscriptions of $30.0 million from institutional investors and certain current and former directors, for approximately 13.0 million Ordinary Shares in the form of ADSs in a private equity placement at a purchase price of $2.30.  The net proceeds of our May private placement (taking into account professional advisor fees associated with filing the related registration statement, cash fees of our placement agent and government stamp duty but not our travel, printing or other expenses) were approximately $26.3 million.

Gross receipts from financing activities in 2007 comprised two equity financings yielding $9.1 million, gross proceeds on the issue of convertible debentures $2.75 million and other warrant and option exercises of $0.6 million, offset by issuance costs of $0.3 million.

On December 4, 2007, we accepted subscriptions of $5.4 million from institutional and other accredited investors for approximately 1.63 million Ordinary Shares in the form of ADSs in a registered direct offering at a purchase price of $3.30 per share and issued warrants to purchase approximately 0.81 million Ordinary Shares at an exercise price of $4.80 per share.  Per the warrant agreement, if at any time prior to December 6, 2009, the Company issues Ordinary Shares, securities convertible into ADSs or Ordinary Shares, warrants to purchase ADSs or Ordinary Shares or options to purchase any of the foregoing to a third party (other than any Exempt Issuance) at a price that is less than, or converts at a price that is less than, $3.66 (such lesser price, the “Down-round Price”), then the Exercise Price shall be adjusted to equal 130% of the Down-round Price.  In May, 2008, we announced a private placement of Ordinary Shares for $30.0 million.  The private placement from investors of $30.0 million closed on May 19, 2008 (see note 28 for further details).  These warrants have therefore been re-priced to $2.99 per share from their original grant price of $4.80 per share. In October 2009, $3.6 million convertible bridge notes converted at $0.90 per share (see note 35 for further details). These warrants have therefore been re-priced again, to $1.17 per share.

The net proceeds of our December registered offering (taking into account professional adviser fees associated with filing the related registration statement, cash fees of our placement agent and government stamp duty) were approximately $5.1 million.

On June 1, 2007, we issued approximately 0.62 million ordinary shares and warrants to purchase approximately 0.06 million shares with an exercise price of $7.20 per share in a registered direct offering, in consideration for $3.7 million.

On October 23, 2006, we accepted subscriptions of $18.7 million from institutional and other accredited investors for approximately 0.9 million Ordinary Shares in the form of ADSs in a registered direct offering at a purchase price of $20.90 per share.  The net proceeds of our October registered offering (taking into account professional advisers’ fees associated with filing the related registration statement, cash fees of our placement agent and government stamp duty but not our travel, printing or other expenses) were approximately $17.3 million.

On March 31, 2006, we issued approximately 0.24 million Ordinary Shares in the form of ADSs in consideration for $4.2 million raised in a registered direct financing which was completed pursuant to pre-existing contractual commitments arising from a previously completed financing in May 2005.

On January 23, 2006, we issued a total of approximately 0.09 million Ordinary Shares in the form of ADSs and issued warrants to purchase approximately 0.03 million Ordinary Shares at an exercise price of $30.60 in consideration for $2.1 million raised in the January 23, 2006, private equity placement.

At December 31, 2008 and December 31, 2006 we had no debt.  At December 31, 2007, we had total debt of $2.75 million with a cash maturity in 2010.  In May 2008, this debt was redeemed as part of the May 2008 equity financing.

All treasury activity is managed by the corporate finance group.  Cash balances are invested in short-term deposits, either U.S. Dollars, pounds sterling or euro.  No formal hedging activities are undertaken as cash balances are maintained in currencies that match our anticipated financial obligations and forecast cash flows.

C.           Research and Development

Amarin has in-house research and development capability and expertise, supplemented by retained external consultants.  Costs classified as research and development are written off as incurred, as are patent costs.  Such costs include external trial costs, clinical research organization costs, staff costs, professional and contractor fees, materials and external services.  Details of amounts charged in the three years ended December 31, 2008, December 31, 2007 and December 31, 2006, are disclosed above.  Specifically, we incurred $12.9 million in 2008.  In 2007 and 2006, we incurred costs of $12.1 million and $15.1 million respectively.

Amarin is initiating a series of cardiovascular preclinical and clinical programs to capitalize on the known therapeutic benefits of essential fatty acids in cardiovascular disease.  Amarin’s CNS development pipeline includes programs in Huntington’s disease, myasthenia gravis and Parkinson’s disease.

Looking ahead, our expenditure will be increasingly focused on developing our lead candidate AMR101 for hypertriglyceridemia and mixed dyslipidemia. We intend to ultimately partner AMR101 for hypertriglyceridemia and other cardiovascular disease indications with a larger pharmaceutical company for commercialization in the United States. We also intend to partner our CNS pipeline, which includes candidates for Huntington’s disease, myasthenia gravis and Parkinson’s disease.

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

E.           Off Balance Sheet Transactions

Although there are no disclosable off balance sheet transactions, there have been transactions involving contingent milestones — see “Note 32 — Financial Commitments” in the financial statements.

F.           Contractual Obligations

The following table summarizes our payment obligations as of December 31, 2008.  The operating lease obligations primarily represent rent payable on properties leased by the Group.  Some of the properties leased by the Group have been sub-let and generate rental income.  Purchase obligations relate to manufacturing contracts with a third party for the production of our products.  Clinical research obligations relate to clinical development contracts for AMR101 for hypertriglyceridemia, Huntington’s disease and AAMI.

	Payment Due By Period in $000’s
	Total	Less than 1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	Thereafter
Capital/finance lease obligations	36	12	24	—	—	—	—
Operating lease obligations	2,467	929	628	486	161	137	126
Clinical research obligations	1,485	1,485	—	—	—	—	—
Purchase obligations	864	864	—	—	—	—	—
Total	4,852	3,290	652	486	161	137	126

There are no capital commitments relating to the AMR101 development project.  However, under the purchase agreement for Laxdale, upon the attainment of specified development milestones, we will be required to issue additional Ordinary Shares to the selling shareholders or make cash payments (at the sole option of each of the selling shareholders) and we will be required to make royalty payments of 8-9% on future revenues of AMR101 booked by Amarin. This consists of 7% payable to Scarista Limited; 0.5% payable to each of Dr. Malcolm Peet and Dr. Krishna Vaddadi; and 1% payable to Dr. Mehar Manku (1% royalty to Dr. Manku is payable only on net sales up to £100 million; royalty reduces to 0.5% for net sales between £100 million and £500 million; and royalty reduces to 0.25% for sales in excess of £500 million).  The final purchase price will be a function of the number of Ordinary Shares of Amarin issued at closing and actual direct acquisition costs, together with contingent consideration which may become payable, in the future, on the achievement of certain approval milestones.  Upon receipt of marketing approval in the United States and Europe for the first indication of any product containing Amarin Neuroscience intellectual property, we must make an aggregate stock or cash payment (at the sole option of each of the sellers) of GBP£7.5 million for each of the two potential market approvals (i.e., GBP£15.0 million maximum).  In addition, upon receipt of a marketing approval in the United States and Europe for any other product using Amarin Neuroscience intellectual property or for a different indication of a previously approved product, we must make an aggregate stock or cash payment (at the sole option of each of the sellers) of GBP£5.0 million for each of the two potential market approvals (i.e., GBP£10.0 million maximum).  The exchange rate as of October 20, 2009 was approximately $1.6402 per GBP£.

In June 2009, Amarin has amended the Ester Neurosciences Limited (“Ester”) acquisition agreement entered into in December 2007. The amendments, which reflect Amarin’s intention to seek a partner for EN101, provide for the release of Amarin from all research and development diligence obligations contained in the original agreement, with all remaining payment obligations now payable by Amarin only out of income received from potential partners. As part of the amendment and waiver agreement, in August 2009, Amarin issued 1,315,789 shares to the former Ester shareholders.

Item 6                 Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth certain information regarding our officers and directors as of December 31, 2008. A summary of the background and experience of each of these individuals follows the table.

Name	Age	Position
Thomas Lynch	52	Chairman and Chief Executive Officer
Anthony Russell-Roberts	63	Non-Executive Director
Dr. William Mason	57	Non-Executive Director
Dr. John Climax	56	Non-Executive Director
Dr. James I. Healy	44	Non-Executive Director
Dr. Carl L. Gordon	44	Non-Executive Director
Dr. Eric Aguiar	47	Non-Executive Director
Dr. Srinivas Akkaraju	41	Non-Executive Director
Dr. Lars Ekman	59	Non-Executive Director
Alan Cooke*	38	President and Chief Operating Officer
Dr. Declan Doogan	56	Head, Research & Development
Tom Maher	42	General Counsel and Company Secretary
Conor Dalton	44	Vice President, Finance & Principal Accounting Officer

*	Mr. Cooke also acts as Chief Financial Officer

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

Mr. Anthony Russell-Roberts joined us as a Non-Executive Director on April 7, 2000. He has held the position of Administrative Director of The Royal Ballet at the Royal Opera House since 1983. He retired as director of the Royal Opera House on March 24, 2009. Prior to that, he was Artistic Administrator of the Paris Opera from 1981 after five years of work in the lyric arts in various theatres. Mr. Russell-Roberts’ earlier business career included eight years with Lane Fox and Partners, as a partner specializing in commercial property development. He holds an M.A. degree in Politics, Philosophy, and Economics from Oxford University and was awarded a CBE in 2004.

Dr. William Mason was appointed Lead independent Director on February 4, 2008. Dr. Mason has served as a non-executive board member of Amarin since July 19, 2002, is Chairman of the Company’s Audit Committee and a member of Amarin’s Nominations Committee. Dr. Mason received his B.Sc. from Case Western Reserve University in the United States and his doctorate in physiology from Trinity College, Cambridge, UK in 1977. For twenty years he led a program of neuroscience-focused medical research in Cambridge. Dr. Mason also played an active role as a member of the Advisory Council on Science and Technology (“ACOST”) in the UK Cabinet Office of HM Government, developing government policy to create a highly qualified scientific and technical manpower base in the UK. He has founded successful high technology biomedical companies and has extensive commercial transactional experience in the healthcare and life sciences sector. He maintains strong links with the healthcare investment community. Currently, Dr. Mason is Chairman of OrthoMimetics Ltd., Zygem Ltd., Camlab Ltd. and Team Consulting Ltd., and is a director of Sage Healthcare Ltd. and Sphere Medical Ltd. He is also a member of the 3i Independent Director’s Program.

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

James I. Healy, M.D., Ph.D., joined Amarin as a non-executive director in May 2008. Dr. Healy joined Sofinnova Ventures as a General Partner in 2000. Dr. Healy was a founding investor and board member of Cellective (acquired by MedImmune), CoTherix (acquired by Actelion), Novacea, and Intermune. He also serves on the boards of directors of several private companies. In the pharmaceutical industry Dr. Healy held positions at Bayer Pharmaceuticals (Miles) and ISTA Pharmaceuticals prior to its initial public offering. He began his private equity career at Sanderling Ventures. Dr. Healy earned B.A.s in Molecular Biology and Scandinavian Studies from the University of California at Berkeley, where he graduated with Distinction in General Scholarship, Honors, and received a Departmental Citation. He received his M.D. from Stanford University’s School of Medicine through the Medical Scientist Training Program, and earned his Ph.D. in Immunology from Stanford University, where he was a Beckman Scholar and received a bursary award from the Novartis Foundation. Dr. Healy teaches a course on entrepreneurship at Stanford University, and is an active member of the BIO-NVCA Working Group.

Carl L. Gordon, Ph. D., CFA, joined Amarin as a non-executive director in May 2008. Dr. Gordon is a founding General Partner and Co-Head of Private Equity of OrbiMed Advisors LLC. Dr. Gordon is active in both private equity and small-capitalization public equity investments. He was a senior biotechnology analyst at Mehta and Isaly from 1995 to 1997. He was a Fellow at The Rockefeller University from 1993 to 1995. Dr. Gordon received a Ph.D. in Molecular Biology from the Massachusetts Institute of Technology. His doctoral work involved studies of protein folding and assembly. He received a Bachelor’s degree from Harvard College.

Dr. Eric Aguiar joined Amarin as a non-executive director in May 2008. Dr. Aguiar is a Partner at Thomas, McNerney & Partners. He has 16 years of experience in the biopharmaceutical industry. From 2001 to 2007 he was a Managing Director at HealthCare Ventures. Prior to joining HealthCare Ventures, he was CEO of Genovo, Inc. Dr. Aguiar was an executive at TheraTech, a drug delivery company that was sold to Watson Pharmaceuticals in

1997. He was a Managing Director and Vice President of Philadelphia Ventures in the mid-1990’s. Prior board seats have included CardioKine, SkinMedica, Vaxinnate, Metaphore Pharmaceuticals, 3-D Pharmaceuticals, and ThromboSys. He graduated from Harvard Medical School and Cornell University with honors.

Dr. Srinivas Akkaraju joined Amarin as a non-executive director in May 2008. Dr. Akkaraju is a founding Managing Director of Panorama Capital and focuses primarily on life sciences investments. Previously, he was with J.P. Morgan Partners, serving as a Principal, starting in April 2001 and becoming a Partner in January 2005. From 1998 to 2001, Dr. Akkaraju was in Business and Corporate Development at Genentech, Inc., most recently as Senior Manager responsible for worldwide partnering activities, in-licensing of therapeutics, and out-licensing of development projects. In addition to his business development role, Dr. Akkaraju also served as a Project Team Leader for one of Genentech’s clinical development products. During this time, he also was a founding member of BioStreet, an online marketplace for biotech opportunities. Dr. Akkaraju holds B.A. degrees in both Biochemistry and Computer Science from Rice University and an M.D. and Ph.D. in Immunology from Stanford University School of Medicine. Dr. Akkaraju currently serves on the board of directors of Presidio Pharmaceuticals, Itero Biopharmaceuticals, Barrier Therapeutics, Inc., Phenomix Corporation, Piramed Limited, Seattle Genetics, Inc., and Pharmos, Inc.

Dr. Lars Ekman joined Amarin as a non-executive director in November 2008. He has more than 24 years experience in the pharmaceutical industry. He was formerly Executive Vice President and President of Global Research and Development at Elan Corporation plc, where he is currently a director and chairs the Science and Technology Committee. Prior to joining Elan, he was Executive Vice President, Research and Development at Schwarz Pharma AG and was employed in a variety of senior scientific and clinical functions at Pharmacia, now Pfizer. Dr. Ekman also sits on the Board of Directors of ARYx Therapeutics Inc., InterMune Inc., and Cebix. Dr. Ekman is a board certified surgeon with a Ph.D in experimental biology and has held several clinical and academic positions in both the United States and Europe. He obtained his Ph.D and M.D. from the University of Gothenburg, Sweden.

Mr. Alan Cooke joined Amarin in May 2004 as Chief Financial Officer and was subsequently promoted to President and Chief Operating Officer. Prior to joining Amarin, he held a number of positions over a period of approximately eight years at Elan Corporation, plc, including Vice President, Global Strategic Planning. Mr. Cooke is a fellow of the Institute of Chartered Accountants (Ireland) and worked four years with KPMG, Dublin.

Dr. Declan Doogan joined us on April 10, 2007 as Head, Research and Development. Prior to joining us, Dr. Doogan was Senior Vice President and Head of Worldwide Development at Pfizer Global Research & Development. In recent years, he held a number of senior positions in Pfizer in the US and the UK. Dr. Doogan joined Pfizer in 1982, where he led the Zoloft clinical development program. He held positions in the UK and in Japan, where he was initially Medical Director and later head of the company’s development organization. Dr. Doogan holds Visiting Professorships at Harvard, Glasgow and Kitasato University in Japan. In addition, Dr. Doogan holds a number of non-executive directorships in the US and the U.K. Dr. Doogan received his medical degree from Glasgow University in 1975. He is a Fellow of the Royal College of Physicians of Glasgow and the Faculty of Pharmaceutical Medicine in the U.K.

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

Mr. Conor Dalton was appointed Vice-President, Finance in May 2005. Prior to joining Amarin, Mr. Dalton spent approximately eight years with Elan Corporation, most recently as Director of Finance. Mr. Dalton is a fellow of the Association of Chartered Certified Accountants.

There is no family relationship between any director or executive officer and any other director or executive officer.

B.           Compensation

General

Directors who are not officers or employees receive £25,000 ($46,000) per annum save for the Chairman of the Board who receives £40,000 ($74,000), Chairman of the Audit Committee who receives £40,000 ($74,000), Chairman of the Remuneration Committee who receives £40,000 ($74,000) and Lead Independent Director who receives £20,000 ($37,000) and such options to acquire Ordinary Shares for their service as non-executive members of the board of directors as the Remuneration Committee of the board of directors may from time to time determine. Mr. Groom waived emoluments in respect of the years ended December 31, 2008, 2007 and 2006.

For the year ended December 31, 2008, all of our directors and senior management as a group received total compensation of $3,295,000 and in addition, directors and senior management were issued options to purchase a total of 1,130,000 Ordinary Shares during such period. See “— Share Ownership” below for the specific terms of the options held by each director and officer.

With the exception of Mr. Lynch, Mr. Cooke and Dr. Doogan, there are no sums set aside or accrued by us for pension, retirement or similar benefits for directors. We do make contributions to certain of our employees’ and officers’ pensions during the term of their employment with us.

Compensation payable and benefits granted to our directors during the year ended December 31, 2008 are detailed below:

Directors’ detailed emoluments

Name	Salary & fees $000	Benefits in kind $000	Annual bonus $000	2008 Total $000
Thomas Lynch (Chairman and Chief Executive Officer)*	516	—	100	616
Dr. William Mason~	117	—	—	117
Anthony Russell-Roberts~	93	—	—	93
Dr. John Climax~	46	—	—	46
Dr. James I. Healy**	29	—	—	29
Dr. Carl L. Gordon**	29	—	—	29
Dr. Eric Aguiar**~	—	—	—	—
Dr. Srinivas Akkaraju**~	—	—	—	—
Dr. Lars Ekman***	8	—	—	8
Alan Cooke (Chief Financial Officer) †	207	2	50	259
Dr. Declan Doogan (Head, Research & Development) †	137	1	34	172
John Groom†	—	—	—	—
Dr. Simon Kukes†	17	—	—	17
Dr. Michael Walsh†	17	—	—	17
Dr. Prem Lachman†	17	—	—	17
Prof. William Hall†	17	—	—	17
	1,250	3	225	1,437

_______________

Benefits in kind include medical and life insurance for each executive director. No benefits in kind were paid in respect of the directors. No expense allowances were provided to the directors during the year.

*
Fees in respect of a Consultancy Agreement with Mr. Thomas Lynch. See “Item 7B — Related Party Transactions". In addition, Mr. Lynch had pension contributions paid into his personal pension scheme or accrued by the Group of $27,000.

**	Appointed as directors May 16, 2008.

***	Appointed as director November 3, 2008.

†
Resigned as directors May 16, 2008. In addition to the above Mr. Cooke and Dr. Doogan had pension contributions paid into their personal scheme or accrued by the Group up to May 16, 2008 of $12,000 and $8,000 respectively.

~
On June 1, 2009 and May 15, 2009, Drs Aguiar and Akkaraju resigned from their positions as non-executive directors respectively. On October 16, 2009, Mr. Anthony Russell-Roberts and Drs. John Climax and William Mason resigned from their positions as non-executive directors.

The Amarin Corporation plc 2002 Stock Option Plan

The Amarin Corporation plc 2002 Stock Option Plan came into effect on January 1, 2002. The term of the plan is ten years, and no award shall be granted under the plan after January 1, 2012.

The plan is administered by the remuneration committee of our board of directors.  A maximum of 800,000 Ordinary Shares may be issued under the plan.  This limit was increased to 898,643 Ordinary Shares by the Remuneration Committee of the Group on December 6, 2006, pursuant to section 4(c) of the Plan to prevent dilution of the potential benefits available under the Plan as a result of certain discounted share issues.  This limit was further increased to 1,200,000 Ordinary Shares at an Extraordinary General Meeting held on January 25, 2007.  This limit was further increased to 1,800,000 Ordinary Shares at an Annual General Meeting held on July 19, 2007.  This limit was further increased to 4,000,000 Ordinary Shares at an Annual General Meeting held on July 31, 2008. Directors, employees, officers, consultants and independent contractors are eligible persons under the plan. The remuneration committee may grant options to eligible persons. In determining which eligible persons may receive an award of options and become participants in the plan, as well as the terms of any option award, the remuneration committee may take into account the nature of the services rendered to us by the eligible persons, their present and potential contributions to our success or such other factors as the remuneration committee, at its discretion, shall deem relevant.

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

On January 30, 2009 the plan was amended so that 25% of the total number of Ordinary Shares granted under an option shall vest on the first anniversary of the date that the option was granted, a further 25% shall vest on the second, third and fourth anniversaries. This amendment applies to all option grants after February 1, 2009.

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

Our articles of association stipulate that the minimum number of directors shall be two and the maximum number shall be fifteen. At December 31, 2008 we had nine directors. Directors may be elected by the shareholders at a general meeting or appointed by the board of directors. If a director is appointed by the board of directors, that director must stand for election at our subsequent annual general meeting. At each annual general meeting, one-third of our directors must retire and either stand, or not stand, for re-election. In determining which directors shall retire and stand, or not stand, for re-election, first, we include any director who chooses to retire and not face re-election and second, we choose the directors who have served as directors for the longest period of time since their last election.

On May 16, 2008, Drs. Doogan, Kukes, Walsh and Lachman, Prof. Hall and Messrs. Cooke and Groom resigned from the board of directors. On the same date Drs. James I. Healy, Carl Gordon, Eric Aguiar and Srinivas Akkaraju were appointed to the board. On November 3, 2008 Dr. Lars Ekman was appointed to the board. On June 1 and May 15, 2009, Drs Aguiar and Akkaraju resigned from the board of directors respectively.  On October 16, 2009, Mr. Anthony Russell-Roberts and Drs. John Climax and William Mason resigned from the board of directors.

At the annual general meeting for 2008, Drs. James I. Healy and Carl Gordon stood for election and Drs. Climax and Mason retired by rotation. Each director was re-elected. Assuming no further directors choose to retire or resign and not stand for re-election at the annual general meeting in 2009, we would expect Mr. Lynch and Drs. Healy, Anderson, Rogan and Ekman to retire and stand for re-election at the 2009 annual general meeting. See — “Directors and Senior Management” above for details of when each of our directors joined our board of directors.

Audit Committee

The audit committee of the board of directors generally comprises at least three of our non-executive directors and meets, as required, to review the scope of the audit and audit procedures, the format and content of the audited financial statements and the accounting principles applied in preparing the financial statements. The audit committee also reviews proposed changes in accounting policies, recommendations from the auditors regarding improving internal controls and the adequacy of resources within the accounting function.

As of December 31, 2008, the audit committee comprised the following directors:

•	Dr. William Mason (Chairman) (appointed October 22, 2002; resigned October 16, 2009);

•	Mr. Anthony Russell-Roberts (appointed May 16; resigned October 16, 2009);

•	Dr. Srinivas Akkaraju (appointed May 16, 2008; resigned May 15, 2009); and

•	Dr. Eric Aguiar (appointed May 16, 2008; resigned June 1, 2009).

Remuneration Committee

The remuneration committee of the board of directors comprises at least three of our non-executive directors. The remuneration committee’s primary responsibility is to approve the level of remuneration for executive directors and key employees. It may also grant options under our share option schemes to employees and executive directors and must approve any service contracts for executive directors and key employees. Non-executive directors’ remuneration is determined by the full board of directors.

As of December 31, 2008, the remuneration committee comprised the following directors:

•	Mr. Anthony Russell-Roberts (Chairman) (appointed July 19, 2002; resigned October 16, 2009);

•	Dr. William Mason (appointed May 16, 2008; resigned October 16, 2009);

•	Dr. James I. Healy (appointed May 16, 2008); and

•	Dr. Carl Gordon (appointed May 16, 2008).

Lead Independent Director

In February 2008, our Board of Directors established the position of Lead Independent Director and appointed current board member, Dr. William Mason, to that role. In his capacity as Lead Independent Director, Dr. Mason had the authority to convene meetings of the independent directors, and to preside over those meetings, to coordinate the activities of the independent directors, and to act as a liaison between the independent directors, the Board and the Chairman.  On October 16, 2009, Dr. William Mason resigned his position of Lead Independent Director.  See Item 8B "Significant Changes" for further information.

D.           Employees

The average numbers of employees employed by us during each of the past three financial years are detailed below:

	Number of Employees	Number of Employees	Number of Employees
Employment Activity	12/31/08	12/31/07	12/31/06
Marketing and Administration	17	17	12
Research and Development	10	8	6
Total	27	25	18

The average numbers of employees employed by us by geographical region for each of the last three financial years are set forth below:

	Number of Employees	Number of Employees	Number of Employees
Country	12/31/08	12/31/07	12/31/06
U.K.	11	11	10
Ireland	12	14	8
U.S.	4	—	—
Total	27	25	18

E.           Share Ownership

The beneficial ownership of Ordinary Shares by, and options granted to, our directors or officers, including their spouses and children under eighteen years of age, as of December 31, 2008 are presented in the table below. See also “— Compensation — the Amarin Corporation plc 2002 Stock Option and the Amarin Long Term Incentive Plan”.

Director/Officer	Note	Options/Warrants Outstanding to Acquire Number of Ordinary Shares	Date of Grant (dd/mm/yy)	Exercise Price per Ordinary Share	Ordinary Shares or ADS Equivalents Beneficially Owned	Percentage of Outstanding Share Capital*
T.G. Lynch	2	50,000	25/02/04	$19.00	1,072,906	4.0%
	7	20,792	21/12/05	$14.30
	9	1,248	01/06/07	$7.20
	10	30,303	06/12/07	$2.99
W. Mason	1	1,500	06/11/02	$31.00	—	—
	1&3	2,500	21/07/04	$8.40
	1&3	2,000	11/01/06	$13.50
	1&13	2,000	08/12/06	$4.40
A. Russell-Roberts	4	1,000	07/04/00	$30.00	235	—
	4	1,000	19/02/01	$61.20
	1	1,500	23/01/02	$176.50
	1	1,500	06/11/02	$31.00
	1	2,500	21/07/04	$8.40
	1	2,000	11/01/06	$13.50
	1&13	2,000	08/12/06	$4.40
J. Climax	7	22,698	21/12/05	$14.30	1,465,755	5.4%
	1	2,000	27/01/06	$27.20
	1	2,000	20/03/06	$32.60
	1&13	2,000	08/12/06	$4.40
	11	3,327	01/06/07	$7.20
	12	136,363	06/12/07	$2.99
J. Healy	14	—	—	—	3,586,957	13.3%
C. Gordon	15	—	—	—	3,260,870	12.1%
E. Aguiar	16	—	—	—	2,173,913	8.0%
S. Akkaraju	17	—	—	—	1,847,826	6.9%
A. Cooke	1	37,500	07/07/04	$8.50	27,021	—
	5	20,000	10/06/05	$13.00
	6	1,559	21/12/05	$14.30
	1	20,000	16/01/06	$19.50
	1&13	67,500	08/12/06	$4.40
	1	400,000	20/05/08	$2.60	—	—
D. Doogan	1&13	65,000	09/04/07	$4.40	—	—
	1	400,000	20/05/08	$2.60	—	—
T. Maher	1	32,500	02/12/05	$11.60	1,980
	6	693	21/12/05	$14.30
	1&13	35,000	08/12/06	$4.40
	1	15,000	02/08/07	$4.40
	1	15,000	28/08/07	$4.60
	1	280,000	20/05/08	$2.60	—	—
C. Dalton	1	10,000	28/06/05	$10.90	—	—
	1	5,000	12/01/06	$15.30	—	—
	1&13	20,000	08/12/06	$4.40	—	—
	1	50,000	20/05/08	$2.60	—	—

Notes:

(1)
These options are exercisable as to one third on each of the first, second and third anniversaries of the date of grant and remain exercisable for a period ended on the tenth anniversary of the date of grant.

(2)
The Ordinary Shares are held in the form of ADSs by Amarin Investment Holding Limited. The warrants issued to Amarin Investment Holding Limited are exercisable for up to 50,000 Ordinary Shares, on or before February 25, 2009. Amarin Investment Holding Limited is an entity controlled by our Chairman and Chief Executive Officer, Mr. Thomas Lynch.

(3)	These options were issued to Vision Resources Limited, a company wholly owned by Dr. Mason.

(4)	These options are currently exercisable and remain exercisable until ten years from the date of grant.

(5)	These options are exercisable as to 50% on the second anniversary of grant, as to 75% of the third anniversary of grant and in full on the fourth anniversary of grant.

(6)
These warrants were granted to all investors in the December 2005 private placement including directors and are exercisable at anytime after 180 days from the grant date. If our trading market price is equal to or above $102, as adjusted for any stock splits, stock combinations, stock dividends and other similar events, for each of any twenty consecutive trading days, then the Group at any time thereafter shall have the right, but not the obligation, on 20 days’ prior written notice to the holder, to cancel any unexercised portion of this warrant for which a notice of exercise has not yet been delivered prior to the cancellation date.

(7)
These warrants were granted to all investors in the December 2005 private placement including directors and are exercisable at anytime after 180 days from the grant date. The warrants were issued to Amarin Investment Holding Limited which is an entity controlled by our Chairman and Chief Executive Officer, Mr. Thomas Lynch. If our trading market price is equal to or above $102, as adjusted for any stock splits, stock combinations, stock dividends and other similar events, for each of any twenty consecutive trading days, then the Group at any time thereafter shall have the right, but not the obligation, on 20 days’ prior written notice to the holder, to cancel any unexercised portion of this warrant for which a notice of exercise has not yet been delivered prior to the cancellation date.

(8)
The Ordinary Shares are held in the form of ADSs by Sunninghill Limited. The warrants granted to all investors in the December 2005 private placement including directors are exercisable at any time after 180 days from the grant date. These warrants were issued to Sunninghill Limited which is an entity controlled by one of our non-executive directors Dr. John Climax.

(9)
These warrants were granted to all investors in the June 2007 registered direct offering including directors and are exercisable immediately from the grant date. The warrants were issued to Amarin Investment Holding Limited which is an entity controlled by our Chairman and Chief Executive Officer, Mr. Thomas Lynch.

(10)
These warrants were granted to all investors in the December 2007 registered direct offering including directors and are exercisable immediately from the grant date. The warrants were issued to Amarin Investment Holding Limited which is an entity controlled by our Chairman and Chief Executive Officer, Mr. Thomas Lynch. There is a price adjustment clause in the December 2007 warrant agreement which provides that if, at any time prior to December 6, 2009, the Company issues Ordinary Shares, securities convertible into ADSs or Ordinary Shares, warrants to purchase ADSs or Ordinary Shares, or options to purchase any of the foregoing to a third party (other than any Exempt Issuance) at a price that is less than, or converts at a price that is less than $3.66 (such lesser price, the “Down-round Price”), then the Exercise Price shall be adjusted to equal 130% of the Down round Price. On May 16, 2008, Amarin raised gross proceeds of $30,000,000 in a private placement of equity at a share price of $2.30 per Ordinary Share. As $2.30 is below the Down-round Price, the initial warrant exercise price has been adjusted from $4.80 to $2.99. On October 16, 2009, $3.6 million convertible bridge notes converted at $0.90 per share (see note 35 for further details). These warrants have therefore been re-priced again, to $1.17 per share.

(11)
These warrants were granted to all investors in the June 2007 registered direct offering including directors and are exercisable immediately from the grant date. These warrants were issued to Sunninghill Limited which is an entity controlled by one of our non-executive directors Dr. John Climax.

(12)
These warrants were granted to all investors in the December 2007 registered direct offering including directors and are exercisable immediately from the grant date. These warrants were issued to Sunninghill Limited which is an entity controlled by one of our non-executive directors Dr. John Climax. There is a price adjustment clause in the December 2007 warrant agreement which provides that if, at any time prior to December 6, 2009, the Company issues Ordinary Shares, securities convertible into ADSs or Ordinary Shares, warrants to purchase ADSs or Ordinary Shares, or options to purchase any of the foregoing to a third party (other than any Exempt Issuance) at a price that is less than, or converts at a price that is less than $3.66 (such lesser price, the “Down-round Price”), then the Exercise Price shall be adjusted to equal 130% of the Down round Price. On May 16, 2008, Amarin raised gross proceeds of $30,000,000 in the first tranche of a private placement of equity at a share price of $2.30 per Ordinary Share. As $2.30 is below the Down-round Price, the initial warrant exercise price has been adjusted from $4.80 to $2.99. On October 16, 2009, $3.6 million convertible bridge notes converted at $0.90 per share (see note 35 for further details). These warrants have therefore been re-priced again, to $1.17 per share.

(13)
The exercise price of all options granted between December 8, 2006 and April 11, 2007 were amended to $4.40 – see note 28 to the F-section in this annual report for further details of the options amendment.

(14)
These shares have been issued to Sofinnova Venture Partners VII, L.P., the management company of which Dr. James I. Healy is a Managing General Partner.  Dr. James I. Healy is also a non-executive director of Amarin.

(15)
These shares have been issued to Caduceus Private Investments III, LP and OrbiMed Associates III, LP, of whom Dr. Carl L. Gordon is a General Partner.  Dr. Carl L. Gordon is also a non-executive director of Amarin.

(16)
These shares have been issued to Thomas, McNerney & Partners II, L.P., TMP Nominee II, LLC and TMP Associates II, L.P., of whom Dr. Eric Aguiar is a Partner.  Dr. Eric Aguiar resigned as a non-executive director of Amarin on June 1, 2009.

(17)
These shares have been issued to Panorama Capital, L.P., of whom Dr. Srinivas Akkaraju was a former Managing Director.  Dr. Srinivas Akkaraju resigned as a non-executive director of Amarin on May 15, 2009.

* This information is based on 27,046,716 Ordinary Shares outstanding as of December 31, 2008.

Item 7                 Major Shareholders and Related Party Transactions

A.                 Major Shareholders

The following table sets forth to the best of our knowledge certain information regarding the ownership of our Ordinary Shares at December 31, 2008 by each person who is known to us to be the beneficial owner of more than five percent of our outstanding Ordinary Shares, either directly or by virtue of ownership of ADSs.

Name of Owner(1)	Number of Ordinary Shares or ADS Equivalents Beneficially Owned	Percentage of Share Capital(2)
Sofinnova Ventures (3)	3,586,957	11.24%
Orbimed Advisors LLC (4)	3,260,870	10.24%
Thomas, McNerney & Partners LLC (5)	2,173,913	6.82%
Panorama Capital LP (6)	1,847,826	5.80%
Sunninghill Limited (7)	1,634,143	5.13%
Notes:
(1)	Unless otherwise noted, the persons referred to above have sole investment power.

(2)	This information is based on 27,046,716 Ordinary Shares outstanding, 2,052,473 warrants granted over Ordinary Shares and 2,742,852 share options granted over Ordinary Shares as of December 31, 2008.

(3)
These shares have been issued to Sofinnova Venture Partners VII, L.P., the management company of which Dr. James I. Healy is a Managing General Partner.  Dr. James I. Healy is also a non-executive director of Amarin.

(4)
These shares have been issued to Caduceus Private Investments III, LP and OrbiMed Associates III, LP, of which Dr. Carl L. Gordon is a General Partner.  Dr. Carl L. Gordon is also a non-executive director of Amarin.

Name of Fund	Ordinary Shares
Caduceus Private Investments III, LP	3,230,107
OrbiMed Associates III, LP	30,763

(5)
These shares have been issued to Thomas, McNerney & Partners II, L.P., TMP Nominee II, LLC and TMP Associates II, L.P., of whom Dr. Eric Aguiar is a Partner.  Dr. Eric Aguiar resigned as a non-executive director of Amarin on June 1, 2009.

Name of Fund	Ordinary Shares
Thomas, McNerney & Partners II, L.P	2,143,913
TMP Nominee II, LLC	22,391
TMP Associates II, L.P.	7,609

(6)
These shares have been issued to Panorama Capital, L.P., of which Dr. Srinivas Akkaraju was a former Managing Director.  Dr. Srinivas Akkaraju resigned as a non-executive director of Amarin on May 15, 2009.

(7)
Includes warrants to purchase 162,389 Ordinary Shares, which are currently exercisable and share options to purchase 6,000 Ordinary Shares of which 4,000 are currently exercisable. Sunninghill Limited is an entity controlled by one of our non-executive directors, Dr. John Climax.

The following table shows changes over the last three years in the percentage of the issued share capital for the Group held by major shareholders, either directly or by virtue of ownership of ADSs:

Name of Owner(1)	2008	2007	2006
	%	%	%
Sofinnova Ventures (1)	13.3	—	—
Orbimed Advisors LLC (1)	12.1	—	—
Thomas, McNerney & Partners LLC (1)	8.0	—	—
Panorama Capital LP (1)	6.8	—	—
Amarin Investment Holding Limited	4.0	7.7	11.0
Simon G. Kukes	4.7	6.8	8.3
Medica Funds	3.7	7.2	—
Sunninghill Limited	5.4	6.8	7.0
Southpoint	—	—	9.9

The total number of ADSs outstanding as of December 31, 2008 was approximately 27.04 million. The ADSs represented approximately 98% of the issued and outstanding Ordinary Shares as of such date. As at October 22, 2009, to the best of our knowledge, we estimate that U.S. shareholders constituted approximately 55% of the beneficial holders of both our Ordinary Shares and our ADSs.

(1)
Eight Series A Preference Shares have been designated for issuance and were issued to certain investors in a private placement in May of 2008. On October16, 2009, the eight Series A Preference Shares converted into Ordinary Shares as a result of a private placement of ADS. Please see Item 10B for further details of the rights attached to these preference shares and Item 8B for further details of the private placement.

B.           Related Party Transactions

During the year ended December 31, 2008, we entered into certain transactions, with related parties. Details of such transactions are given below.

Icon

At December 31, 2008 Sunninghill Limited, a company controlled by Dr. John Climax, held 1.6 million shares and 0.2 million warrants in Amarin (which was approximately 5.1% of Amarin’s entire issued share capital) and Poplar Limited, a company controlled by Dr. Climax, held approximately 5.3% of Icon plc.  During 2005 the Group entered into an agreement with Icon Clinical Research Limited (a company wholly owned by Icon Plc) whereby Icon were appointed as Amarin’s contract research organization to manage and oversee its European Phase 3 study on AMR101 for HD (Trend 2) and to assist Amarin in conducting its U.S. Phase 3 on AMR101 (Trend 1).  At December 31, 2008 Amarin had incurred costs of $7.4 million ($0.4 million for the 12 months ended December 31, 2008) with respect of direct costs to Icon.  At the year end, $0.2 million is included in accounts payable for direct costs payable to Icon.  In addition the Group also reimbursed Icon for $2.7 million of pass-through costs which Icon settled on behalf of Amarin.

In August 2008, our audit committee reviewed and approved Amarin Neuroscience Limited, a subsidiary of the Group, entering into a supplemental agreement with Icon Clinical Research Limited to medical writing and biostatistical work relating to our E.U. Phase 3 clinical trial. During 2008, we booked $0.2 million under these change orders.

On October 10, 2008 we entered into a Consultancy Agreement with Icon whereby Icon will provide a consultant for project management support for our EN101 project. During 2008 we incurred costs of $0.1 million under this agreement.

Our Chairman and Chief Executive Officer, Mr. Thomas Lynch has served as an outside director of Icon since January 1996.  He is also a member of Icon’s audit committee, compensation committee and nominations committee.  On March 20, 2006 Dr. Climax subsequently became a non-executive director of Amarin.

Mr. Thomas Lynch

In March 2007, Amarin’s Remuneration Committee reviewed and approved a consultancy agreement between the Company and Dalriada Limited in relation to the provision by Dalriada Limited to the Company of corporate consultancy services, including consultancy services relating to financing and other corporate finance matters, investor and media relations and implementation of corporate strategy.  Under the Consultancy Agreement, the Company pays Dalriada Limited a fee of £240,000 per annum for the provision of the consultancy services.  An additional amount of £195,000 was also approved by the remuneration committee of which £75,000 was paid during the year ended December 31, 2007 in respect of consultancy services, with the remainder being paid during the year ended December 31, 2008. In January 2009, the annual consultancy fee was revised to €300,000 per annum and an additional performance related payment of $100,000 was paid.

Dalriada Limited is owned by a family trust, the beneficiaries of which include Mr. Thomas Lynch, Amarin Chairman and Chief Executive Officer, and family members.

On October 16, 2009, Mr. Lynch was issued 500,000 warrants to purchase shares in Amarin.  The warrant exercise price is $1.50 and the exercise period is five years from the issuance date.

Mr. Alan Cooke

On October 16, 2009, Mr. Cooke entered a compromise agreement with the Company.  Pursuant to the compromise agreement, Mr Cooke will receive a termination payment of €375,000.  Mr Cooke’s 289,167 unvested options to purchase shares in the Company will vest and become exercisable for a period of twelve months.  Mr Cooke’s 255,833 vested options to purchase shares in the Company will remain exercisable for a period of twelve months.

During October 2009, Mr. Cooke was issued 247,050 warrants to purchase shares in Amarin.  The warrant exercise price is $1.50 and the exercise period is five years from the issuance date.

Dr. Declan Doogan

The Company has agreed to issue to Dr. Doogan, on January 1, 2010, employee options to purchase 1,170,000 shares in Amarin.   The exercise price will be determined by reference to the closing price for Amarin ADSs on Nasdaq on December 31, 2009.  The options will vest in four equal annual installments commencing January 1, 2010.

Elan

In February 2007, our audit committee reviewed and approved, Amarin Pharmaceuticals Ireland Limited (“APIL”), a subsidiary of the Group, entering into development and license agreement with Elan Pharma International Limited, a subsidiary of Elan Corporation, plc (“Elan”), ultimately signed on March 6, 2007, whereby APIL licensed from Elan rights to develop and market a novel, NanoCrystal® nasal formulation of lorazepam for the out-patient treatment of emergency seizures in epilepsy patients.  Mr. Shane Cooke, chief financial officer of Elan is a connected person to Mr. Alan Cooke, our president and chief operating officer, and under Nasdaq rules this transaction was deemed to be a related party transaction.  Under the terms of the agreement, we may pay Elan success based development, filing and approval milestones totaling $5.2 million plus royalties on net sales.  We paid $192,000 to Elan during the year ended December 31, 2008.

Decisionability LLP

In August 2008, we entered into a consultancy agreement with Decisionability LLP. Dr. Declan Doogan, Amarin’s Head of Research & Development, is a partner in this company. During the second half of 2008 we paid Decisionability £112,000 ($162,000). This contract was terminated in October 2008 and no further work has been undertaken.

B.           Financings

Private placement

May 2008

Several of the Company’s current and former directors subscribed for approximately 0.9 million Ordinary Shares in May 2008 in a private placement.

Sofinnova Venture Partners VII, L.P. subscribed for approximately 3.6 million ADSs (in the form of Ordinary Shares) in May 2008 in a private placement. Dr. James I. Healy, a director of the Company, is a Managing General Partner of Sofinnova Management VII, LLC, the management company of Sofinnova Venture Partners VII, L.P.

Orbimed Advisors LLC subscribed for approximately 3.3 million ADSs (in the form of Ordinary Shares) in May 2008 in a private placement. Dr. Carl L. Gordon, a director of the Company, is a General Partner of Orbimed.

Thomas, McNerney & Partners LP subscribed for approximately 2.2 million ADSs (in the form of Ordinary Shares) in May 2008 in a private placement. Dr. Eric Aguiar, a former director of the Company, is a Partner of Thomas, McNerney & Partners.  Dr. Aguiar resigned as a non-executive director of Amarin on June 1, 2009.

Panorama Capital LP subscribed for approximately 1.8 million ADSs (in the form of Ordinary Shares) in May 2008 in a private placement. Dr. Srinivas Akkaraju, a former director of the Company, was formerly Managing Director of Panorama Capital. Dr. Akkaraju resigned as a non-executive director of Amarin on May 15, 2009.

Public offerings

Several of the Company’s current and former directors and officers subscribed for approximately 4.4 million ordinary shares and warrants to subscribe for approximately 2.2 million ordinary shares in a public offering in December 2007.

In a second offering in December 2007, Dr. Michael Walsh, a former director of the Company, purchased $0.25 million in aggregate principal amount of three-year convertible Debentures and IIU Limited, a company in which Dr. Walsh is a director, purchased $2.5 million in aggregate principal amount of three-year convertible Debentures.  These Debentures were redeemed in full by the Group in May 2008. The Debentures bore interest at a rate of 8% per annum, payable quarterly in arrears. A total of $106,000 was paid in interest to the holders of the Debentures during the year ended December 31, 2008. In addition, the Debenture holders received five-year warrants to purchase approximately 0.2 million and 2.1 million Ordinary Shares respectively at an exercise price of $4.80.  Per the warrant agreement, if at any time prior to December 6, 2009, the Company issues Ordinary Shares, securities convertible into ADSs or Ordinary Shares, warrants to purchase ADSs or Ordinary Shares or options to purchase any of the foregoing to a third party (other than any Exempt Issuance) at a price that is less than, or converts at a price that is less than, $3.66 (such lesser price, the “Down-round Price”), then the Exercise Price shall be adjusted to equal 130% of the Down-round Price.  On May 14, 2008, we announced a private placement of Ordinary Shares for $30.0 million.  The private placement from investors of $30.0 million closed in May 2008.  These warrants have therefore been re-priced to $2.99 per share from their original grant price of $4.80 per share. The convertible Debentures were repaid from the financing outlined above.  On October 16, 2009, $3.6 million convertible bridge loan notes converted at $0.90 per share (see note 35 for further details).  These warrants have therefore been re-priced again, to $1.17 per share.

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

During 2008, two lawsuits alleging claims related to cardiac valvulopathy and Permax were filed in March and August respectively.  One of the lawsuits was dismissed in February 2009 and the remaining case is currently pending in the United States. Among others, Eli Lilly, Elan, Valeant, Amarin Pharmaceuticals, and Amarin are named as defendants in this lawsuit, however Amarin has not been formally served with the complaint from the lawsuit. In addition, six cases alleging claims related to cardiac valvulopathy and Permax were filed in April 2008 in the United States and currently remain pending. Eli Lily, Valeant, Amarin Pharmaceuticals and unidentified parties are named as defendants in these cases, and are defending against the claims and allegations. Amarin has not been named as defendant or served with the complaints from these cases.

During 2009, two lawsuits alleging claims related to cardiac valvulopathy and Permax were filed in March and are currently pending in the United States. Eli Lilly, Elan, Valeant, Amarin Pharmaceuticals, Amarin and other parties are named as defendants in these lawsuits. Amarin has not been formally served with the complaint from these lawsuits. A third lawsuit, also filed in March, was dismissed in September only as to Amarin for the plaintiff’s failure to prosecute the case against Amarin.

Ten other claims related to cardiac valvulopathy and Permax and one claim related to compulsive gambling and Permax are or were being threatened against Eli Lilly, Elan, and/or Valeant, and could possibly implicate Amarin.

We have reviewed the position and having taken external legal advice to consider the potential risk of significant liability arising for Amarin from these legal actions to be remote. No provision is booked in the accounts at December 31, 2008.

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

B.           Significant Changes

October 2009 Financing

On October 13, 2009, Amarin announced it had entered into definitive agreements with several existing and new institutional and accredited investors for a private placement of units for $70 million, consisting of $66.4 million in cash proceeds and $3.6 million from the conversion of convertible bridge notes. On closing of the private placement, in consideration for the $66.4 million received in cash, Amarin issued 66.4 million units. Each unit had a purchase price of $1.00 and consisted of one American Depositary Share (“ADS”) and a warrant to purchase 0.50 of an ADS. The warrants will have a five year term and an exercise price of $1.50 per ADS. In consideration for the conversion of $3.6 million of convertible bridge notes, Amarin issued 4.0 million units. In accordance with the terms of the conversion of the bridge notes, each unit had a purchase price of $0.90 and consisted of one ADS and a warrant to purchase 0.50 of an ADS. The warrants will also have a five year term and an exercise price of $1.50 per ADS.

May and August 2009 Bridge Financing

In May 2009, Amarin announced that it entered into definitive agreements for a private placement of convertible bridge loan notes (“Initial Bridge Financing”) in the amount of $2.6 million with certain existing investors in the Company, including a number of current directors of the Company. In July 2009, $0.1 million of the Bridge Financing was repaid. In August 2009, the date of maturity on the convertible loans was extended to September 30, 2009.  In August 2009, Amarin announced that it had entered into definitive agreements for a private placement of additional convertible bridge loan notes (“Additional Bridge Financing”) in the amount of $3.0 million with certain existing investors in the Company, including a number of current directors of the Company.

The Initial Bridge Financing and Additional Bridge Financing consist of convertible notes and warrants. The aggregate convertible notes are in the principal amount of $5.5 million, were to mature on September 30, 2009 and pay interest at the rate of 8% per annum. In September 2009, the date of maturity was extended to October 16, 2009.

On October 16, 2009, as described above, the holders of $3.6 million convertible bridge loan notes converted their principal into units and the accrued interest was repaid in cash.  As a result, the Company issued 3,999,996 Ordinary Shares of £0.50 and warrants to purchase 1,999,996 shares with an exercise price of $1.50.

On October 16, 2009, the holders of the remaining $1.9 million convertible bridge loan notes elected to have their principal and accrued interest repaid in cash.

On July 31, 2009, the Company issued warrants to purchase 3,111,105 shares with an exercise price of $1.00.  These warrants were issued to the holders of the convertible bridge loan notes in consideration for their participation in the Bridge Financing.  They are in addition to the warrants that were issued on conversion of the convertible bridge loan notes described above.

May 2008 Financing

In May 2008 we announced a private placement of Ordinary Shares for up to $60.0 million under two separate tranches.  The first tranche of $30.0 million from institutional investors and certain current and former directors was received by the Company in May 2008.   In conjunction with the closing of the private placement described above, the Company has entered into an agreement with the investors under the previously disclosed  Securities Purchase Agreement dated May 13, 2008, pursuant to which the second tranche funding option and the preemptive, registration and board seat rights provided by that agreement were cancelled and the eight preference shares granted to certain of the 2008 investors were converted to eight ordinary shares in Amarin coincident with the consummation of the financing.

Ester

In June 2009, Amarin amended the Ester Neurosciences Limited (“Ester”) acquisition agreement entered into in December 2007. The amendment, which reflects Amarin’s intention to seek a partner for EN101, provide for the release of Amarin from all research and development diligence obligations contained in the original agreement, with all remaining payment obligations now payable by Amarin only out of income received from potential partners. As part of the amendment and waiver agreement, in August 2009, Amarin issued 1,315,789 shares to the former Ester shareholders.

Supply agreement

In February 2009, Amarin executed an exclusive agreement for the supply of ethyl-EPA, the active pharmaceutical ingredient in AMR101 with Nisshin Pharma, Inc. This agreement included an upfront payment of

$0.5 million paid during the first quarter of 2009 and further minimum purchase obligations totalling $7.8 million over the period from 2009 to 2012.

Directors and Officers

On October 16, 2009, as a result of the financing described above, certain investors were entitled to join Amarin’s board of directors.  On October 16, 2009, Drs. Manus Rogan and Joseph Anderson were appointed to the board.  On the same date Mr. Anthony Russell-Roberts and Drs. John Climax and William Mason resigned from their positions as non-executive directors of Amarin Corporation plc.

Mr. Thomas Lynch, Chairman and Chief Executive Officer of Amarin, will step down as Chief Executive Officer.  Dr. Declan Doogan, Amarin’s Head of Research and Development, will assume the role of Interim Chief Executive Officer.  Mr. Alan Cooke, President, Chief Operating Officer and Chief Financial Officer will step down from his position.

On June 1, 2009, Dr. Eric Aguiar resigned from his position as a non-executive director of Amarin Corporation plc.  Dr. Aguiar is currently a partner at Thomas, McNerney & Partners LP, an investor in Amarin’s May 2008 financing.

On May 15, 2009, Dr. Srinivas Akkaraju resigned from his position as a non-executive director of Amarin Corporation plc.  Dr. Akkaraju recently joined New Leaf Venture Partners.  Dr. Akkaraju was previously at Panorama Capital, an investor in Amarin’s May 2008 financing.

Lorazepam

On July 22, 2009, Amarin announced that it had executed an agreement for the disposal of its rights in a novel, nasal lorazepam formulation for emergency seizures to Elan Drug Technologies for an upfront payment of $0.7 million. Amarin had previously announced in 2008 that following the repositioning of the Group to focus on cardiovascular disease, all of our central nervous system programs, including Nasal Lorazepam, would be partnered or divested.

Medpace

On October 19, 2009 we executed an agreement with Medpace, Inc., a leading Contract Research Organization with expertise in conducting clinical trials in cardiovascular and metabolic disease, to engage their services in the execution of our phase III clinical trials with AMR101 in patients with very high triglyceride levels (the AMR101 MARINE Study) and mixed dyslipidemia. The phase III AMR101 MARINE Study will be a multi-center, placebo-controlled, randomized, double-blind, 12-week study to evaluate the efficacy and safety of 2 grams and 4 grams of AMR101 in patients with fasting triglyceride levels of ≥500 mg/dL.

The phase III mixed dyslipidemia trial will be a multi-center, placebo-controlled, randomized, double-blind, 12-week study to evaluate the efficacy and safety of 2 grams and 4 grams of AMR101 in patients with high triglyceride levels of ≥200 mg/dL and <500 mg/dL who are on statin therapy. This trial is aimed at potentially broadening the label for AMR101 to position it as “best-in-class” in the prescription Omega-3 market in the U.S as well as to show its potential as an effective combination therapy with established statin therapies.

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

	US$ High*	US$ Low*
Fiscal Year Ended
December 31, 2004	39.90	5.30
December 31, 2005	34.00	10.60
December 31, 2006	37.40	12.70
December 31, 2007	37.80	2.30
December 31, 2008	3.59	0.60
Fiscal Year Ended December 31, 2007
First Quarter	26.20	17.40
Second Quarter	37.80	5.20
Third Quarter	5.80	3.60
Fourth Quarter	4.50	2.30
Fiscal Year Ended December 31, 2008
First Quarter	3.59	1.81
Second Quarter	3.07	1.89
Third Quarter	2.05	0.86

Fourth Quarter	1.00	0.60
Month Ended
December 2008	0.80	0.60
January 2009	0.80	0.65
February 2009	0.77	0.61
March 2009	0.75	0.52
April 2009	1.95	0.62
May 2009	1.47	1.25
June 2009	1.79	1.25
July 2009	1.37	1.19
August 2009	1.39	1.15
September 2009	1.51	1.21

*	Share price information has been adjusted for the one-for-ten stock consolidation which became effective on January 18, 2008.

On October 20, 2009, the closing price of our ADSs as reported on the Nasdaq Capital Market was U.S. $1.48 per ADS.

B.           Plan of Distribution

Not applicable.

C.           Markets

Our ADSs, which are evidenced by American Depositary Receipts, are traded on the Nasdaq Capital Market, the principal trading market for our securities, under the symbol “AMRN.” There is no public trading market for our Ordinary Shares. Each ADS represents one Ordinary Share.

NASD Rule Election

Pursuant to NASD Rule 5615(c) for Foreign Private Issuers, we have elected to follow the home country practice of the United Kingdom in lieu of the shareholder approval requirements of NASD Rule 5635(c). Under NASD Rule 5635(c), issuers are required to obtain shareholder approval prior to the issuance of securities, interalia; (A) in connection with the establishment or material amendment of a stock option or purchase plan or other equity compensation arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants of the issuer, subject to certain exceptions; (B) when such issuance or potential issuance will result in a change of control of the issuer; (C) in connection with the acquisition of the stock or assets of another company if (i) any director, officer or substantial shareholder of the issuer has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5% or more or (ii) where, due to the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, other than a public offering for cash (a) the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock or (b) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares or common stock outstanding before the issuance of the stock or securities; or (D) in connection with a transaction other than a public offering involving (i) the sale, issuance or potential issuance of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or substantial shareholders of the company equal to 20% or more of the common stock or 20% or more of the voting power outstanding or (ii) the sale, issuance or potential issuance of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. The applicable laws of England and Wales do not prohibit the issuance of securities without shareholder approval in the circumstances described in NASDAQ Rule 5635(c).

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

A director is not entitled to vote (or be counted in the quorum) on any resolution relating to a transaction in which he (or anyone connected with him within the meaning of the Companies Act 2006) has a material interest. However, this prohibition does not apply to any of the following matters:

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

Compensation of Directors

Each director is to be paid a director’s fee at such rate as may from time to time be determined by the board of directors and which shall not exceed £500,000 (approximately USD$723,950 at year end exchange rates) in aggregate to all the directors per annum. Any director who, at our request, goes or resides abroad for any purposes or services which in the opinion of the board of directors go beyond the ordinary duties of a director, may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board of directors may determine.

Any executive director will receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board of directors or, where there is a committee constituted for the purpose, such committee may determine, and either in addition to or in lieu of his remuneration as a director.

Borrowing Powers of Directors

The board of directors has the authority to exercise all of our powers to borrow money and issue debt securities. If at any time our securities should be listed on any recognized stock exchange, our total indebtedness (on a consolidated basis) would be subject to a limitation of the greater of (i) three times the total of paid up share capital and consolidated reserves, and (ii) $100,000,000.

Retirement of Directors

At every annual general meeting, one-third of the directors (excluding any Series A Director) must retire from office. In determining which directors shall retire and stand, or not stand, for re-election, first, we include any director who chooses to retire and not face re-election and, second, we choose the directors who have served as directors for the longest period of time since their last election. A retiring director shall be eligible for re-election. There is no age limit or requirement that directors retire at a specified age. Directors are not required to hold our securities.

Description of Ordinary Shares

Our authorized share capital is £100,000,000 divided into 155,914,406 Ordinary Shares of 50p each (post share consolidation effective January 18, 2008 whereby ten Ordinary Shares of 5p each became one Ordinary Share of 50p each) and 440,855,854 Preference Shares of 5p each, and 8 Series A Preference Shares of 50p each. In the following summary, a “shareholder” is the person registered in our register of members as the holder of the relevant securities. For those Ordinary Shares that have been deposited in our American Depositary Receipt facility pursuant to our deposit agreement with Citibank N.A., Citibank or its nominee is deemed the shareholder.

Dividends

Holders of shares are entitled to receive such dividends as may be declared by the board of directors. All dividends are declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid. To date there have been no dividends paid to holders of Ordinary Shares.

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

In a vote by a show of hands, every shareholder who is present in person or by proxy at a general meeting has one vote. In a vote on a poll, every shareholder who is present in person or by proxy shall have one vote for every share of which they are registered as the holder (provided that no shareholder shall have more than one vote on a show of hands notwithstanding that he may have appointed more than one proxy to vote on his behalf). The quorum for a shareholders’ meeting is a minimum of two persons, present in person or by proxy. To the extent the articles of association provide for a vote by a show of hands in which each shareholder has one vote, this differs from U.S. law, under which each shareholder typically is entitled to one vote per share at all meetings.

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

Unless otherwise required by law or the articles of association, voting in a general meeting is by ordinary resolution. An ordinary resolution is approved by a majority vote of the shareholders present at a meeting at which there is a quorum. Examples of matters that can be approved by an ordinary resolution include:

•	the election of directors (other than the Series A Directors);

•	the approval of financial statements;

•	the declaration of final dividends;

•	the appointment of auditors;

•	the increase of authorized share capital; or

•	the grant of authority to issue shares.

A special resolution or an extraordinary resolution requires the affirmative vote of not less than three-fourths of the eligible votes. Examples of matters that must be approved by a special resolution include modifications to the rights of any class of shares, certain changes to the memorandum or articles of association, or our winding-up.

Capital Calls

The board of directors has the authority to make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall pay to us as required by such notice the amount called on his shares. If a call remains unpaid after it has become due and payable, and the fourteen days notice provided by the board of directors has not been complied with, any share in respect of which such notice was given may be forfeited by a resolution of the board.

Preference Shares

As of December 31, 2008, we had 440,855,854 Preference Shares of 5p and 8 Series A Preference Shares of 50p each, each forming part of our authorized share capital. Pursuant to an authority given by the shareholders at the 2007 Annual General Meeting our board of directors has the authority to issue up to 440,855,854 Preference Shares of 5p. Pursuant to article 6 of the articles of association, the Preference Shares may be issued in one or more separate series, each of which will constitute a separate class of shares. The board of directors has the authority under article 5 of the articles of association to issue Preference Shares with such rights and subject to such restrictions and limitations as the directors shall determine, including dividend rights, conversion rights, voting rights, rights and terms of redemption, and liquidation preference, any or all of which may be greater than the rights of the ordinary shares.

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

The Series A Preference Shares

Eight Series A Preference Shares have been designated for issuance and were issued to certain investors in the private placement in May 2008. On October 16, 2009, the eight Series A Preference Shares converted to Ordinary Shares as a result of a private placement of ADSs (see item 8B Significant Changes for further details).

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

Pre-emptive Rights

English law provides that shareholders have pre-emptive rights to subscribe to any issuances of equity securities that are or will be paid wholly in cash. These rights may be waived by a special resolution of the shareholders, either generally or in specific instances, for a period not exceeding five years. This differs from U.S. law, under which shareholders generally do not have pre-emptive rights unless specifically granted in the certificate of incorporation or otherwise. Pursuant to resolutions passed at our annual general meeting on July 31, 2008, our directors are duly authorized during the period ending on July 31, 2013 to exercise all of our powers to allot our securities and to make any offer or agreement which would or might require such securities to be allotted after that date. The aggregate nominal amount of the relevant securities that may be allotted under the authority cannot exceed £85,147,430 ((equivalent to 126,209,277 Ordinary Shares and 440,855,854 preference shares) post share consolidation effective January 18, 2008 whereby ten Ordinary Shares of 5p each became one Ordinary Share of 50p each). Under these resolutions, subject to the rights of the Series A Holders set out above, we are empowered to allot equity securities as if English statutory pre-emption rights did not apply to such issuance and, therefore, without first offering equity securities to our existing shareholders.

Redemption Provisions

Subject to the Companies Act 2006 and with the sanction of a special resolution, shares in us may be issued with terms that provide for mandatory or optional redemption. The terms and manner of redemption would be provided for by the alteration of our articles of association.

Subject to the Companies Act 2006, we may also purchase in any manner the board of directors considers appropriate any of our own Ordinary Shares, Preference Shares or any other shares of any class (including redeemable shares) at any price.

Variation of Rights

If at any time our share capital is divided into different classes of shares, the rights of any class (other than the Series A Preference Shares) may be varied or abrogated with the written consent of the holders of not less than 75% of the issued shares of the class, or pursuant to a special resolution passed at a separate meeting of the holders of the shares of that class. At any such separate meeting the quorum shall be a minimum of two persons holding or representing by proxy one-third in nominal amount of the issued shares of the class, unless such separate meeting is adjourned, in which case the quorum at such adjourned meeting or any further adjourned meeting shall be one person. Each holder of shares of that class has one vote per share at such meetings.

Meetings of Shareholders

The board of directors may call general meetings and general meetings may also be called on the requisition of our shareholders representing at least one tenth of the voting rights in general meeting pursuant to section 303 of the Companies Act 2006. Annual general meetings are convened upon advance notice of at least 21 clear days. All other general meetings are convened upon advance notice of at least 14 clear days notice. Notice to shareholders may be supplied in electronic form by means of our website to those shareholders who have not opted-out of the electronic communications regime that we implemented by special resolution at our 2007 Annual General Meeting; those shareholders who did opt-out of this regime will receive such notices in hard copy in the usual manner.

Citibank will mail to the holders of ADSs any notice of shareholders’ meeting received from us, together with a statement that holders will be entitled to instruct Citibank to exercise the voting rights of the Ordinary Shares represented by ADSs and information explaining how to give such instructions.

Limitations on Ownership

There are currently no U.K. foreign exchange controls on the payment of dividends on our Ordinary Shares, Preference Shares,  Series A Preference Shares or the conduct of our operations. There are no restrictions under our memorandum and articles of association or under English law that limit the right of non-resident or foreign owners to hold or vote our Ordinary Shares, Preference Shares, Series A Preference Shares or ADSs.

Change of Control

Save as expressly permitted by the Companies Act 2006, we shall not give financial assistance, whether directly or indirectly, for the purposes of the acquisition of any of our shares or for reducing or discharging any liability incurred for the purpose of such acquisition.

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

In addition, Section 793 of the Companies Act 2006 gives us the authority to require certain disclosure regarding an equity interest if we know, or have reasonable cause to believe, that the shareholder is interested or has within the previous three years been interested in our share capital. Failure to supply the information required may lead to disenfranchisement under our articles of association of the relevant shares and a prohibition on their transfer and on dividend or other payments. Under the deposit agreement with Citibank pursuant to which the ADRs have been issued, a failure to provide certain information pursuant to a similar request may result in the forfeiture by the holder of the ADRs of rights to direct the voting of the Ordinary Shares underlying the ADSs and to exercise certain other rights with respect to the Ordinary Shares. The foregoing provisions differ from U.S. law, which typically does not impose disclosure requirements on shareholders.

Directors’ Indemnification

Subject to the Companies Act 2006, we can obtain liability insurance for directors and can also pay directors’ legal costs if they are successful in defending legal proceedings.

Accordingly, our board of directors has taken a decision that Amarin should so indemnify our directors and officers and Amarin has entered into forms of indemnity with our directors and officers to do so. In addition, Amarin carries liability insurance for our directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Group pursuant to the charter provision, by-law, contract, arrangements, statute or otherwise, the Group acknowledges that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

C. Material Contracts

We are party to the following material contracts outside of the ordinary course of business. Copies of these agreements are filed or incorporated by reference as exhibits to this annual report.

•
Clinical Supply Agreement between Laxdale Limited (“Laxdale”) and Nisshin Flour Milling Co., Limited (“Nisshin”) dated October 27, 1999 relating to the supply of ethyl-eicosapentaenoate (“ethyl-EPA”) by Nisshin to Laxdale whereby Nisshin is obliged to supply all Laxdale’s requirements of ethyl-EPA to Laxdale for clinical supply to be used in clinical trials.

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

•
Form of Registration Rights Agreement dated October 7, 2004 between Amarin Corporation plc and the Purchasers named therein. Amarin Corporation plc entered into 14 separate Registration Rights Agreements on October 7, 2004 all substantially similar in form and content to this form of Registration Rights Agreement. Pursuant to such Registration Rights Agreements, Amarin Corporation plc agreed to use commercially reasonable efforts to file a registration statement with respect to the secu-

rities purchased pursuant to the Subscription Agreements dated October 7, 2004 and to use commercially reasonable efforts to cause the registration statement to be declared effective and to remain effective for a period ending with the first to occur of (i) the sale of all securities covered by the registration statement and (ii) March 30, 2006.

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

•
Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited. Pursuant to this agreement, Amarin Neuroscience Limited appointed Icon Clinical Research Limited as its clinical research organization for the European arm of the Phase 3 clinical trials relating to the use of AMR101 in Huntington’s disease.

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

•
Amendment (Change Order Number 2), dated June 8, 2006 to Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited. Pursuant to this agreement, Icon Clinical Research Limited revised the European Project Specifications and related costs.

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

•
Amendment (Change Order Number 4), dated February 15, 2007 to Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited. Pursuant to this agreement, Icon Clinical Research Limited agreed to conduct for Amarin Neuroscience Limited a one year E.U. open label follow-up study to the existing Phase 3 study in Huntington’s disease.

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

•	Termination and Separation Agreement and Release Agreement, dated August 7, 2008, between Mr. Paul Duffy and Amarin Corporation plc.

•	Directors Securities Purchase Agreement dated May 13, 2008 Sunninghill Ltd, Simon Kukes, Michael Walsh and Amarin Corporation plc.

•	Change Order for Additional Biostatistics & Medical Writing Work dated June 04, 2008, between Icon Clinical Research Limited and Amarin Neuroscience Limited.

•	Consultancy Agreement, dated August 16, 2008, between Decisionability Inc and Amarin Neuroscience Limited.

•	Master Services Agreement, dated August 22, 2008, between Charles River Laboratories Preclinical Services Edinburgh Limited, Amarin Neuroscience Limited and Amarin Pharmaceuticals Ireland Ltd.

•	Work Order, dated September 3, 2008, between Charles River Laboratories Preclinical Services Edinburgh Limited, Amarin Neuroscience Limited and Amarin Pharmaceuticals Ireland Ltd.

•	Consultancy Agreement, dated October 10, 2008, between Icon Clinical Research Limited and Amarin Corporation plc.

•	Supply Agreement, dated February 23, 2009, between Nisshin Pharma Inc and Amarin Pharmaceuticals Ireland Ltd.

•	Trial A Letter Agreement dated February 24, 2009 between Medpace Inc and Amarin Pharma Inc and Amarin Pharmaceuticals Ireland Ltd.

•	Amendment and Waiver Agreement, dated May 25, 2009 between Ester Neurosciences Ltd. Medica II Management L.P. and Amarin Corporation plc.

•
Amendment number 2 to the Letter Agreement for certain initial services for certain initial services for the Ethyl-EPA Hypertriglyceridemia Studies between Medpace Inc and Amarin Pharma Inc and Amarin Pharmaceuticals Ireland Ltd dated February 24, 2009, as amended on 5 May, 2009.

•	Termination and Assignment Agreement, dated 21 July, 2009 between Elan Pharma International Limited and Amarin Pharmaceuticals Ireland Ltd.

•
Amendment number 5 to the Letter Agreement for certain initial services for certain initial services for the Ethyl-EPA Hypertriglyceridemia Studies between Medpace Inc and Amarin Pharma Inc and Amarin Pharmaceuticals Ireland Ltd dated 1 December, 2008, as amended on 19 January, 2009, as further amended 30 January 2009, 5 May, 2009 and 3 August, 2009.

•	Master Services Agreement, dated September 29, 2009, between Medpace Inc and Amarin Pharma Inc and Amarin Pharmaceuticals Ireland Ltd.

•
Bridge Loan Agreement, dated July 31, 2009 between Sunninghill Ltd, Thomas G. Lynch, Simon Kukes, Michael Walsh, Midsummer Investments Limited, Midsummer Ventures LP, David Hurley, David Brabazon, Pram Lachman and Amarin Corporation plc. as amended by Amendment No.1 dated September 30, 2009.

•
Form of Equity Securities Purchase Agreement dated October 12, 2009 between Amarin Corporation plc and the Purchasers named therein. Amarin Corporation plc entered into 36 separate Equity Securities Purchase Agreements on October 12, 2009 all substantially similar in form and content to this Securities Purchase Agreement pursuant to which we issued an aggregate of 70,399,996 Ordinary Shares and warrants to purchase 35,199,996 Ordinary Shares to such Purchasers.

•	Compromise Agreement dated October 16, 2009 with Alan Cooke.

•	Warrant agreement for Thomas G. Lynch to subscribe for and purchase 500,000 Ordinary Shares of £0.50 each in Amarin Corporation plc with an exercise price of $1.50.

•	Amendment Agreement dated October 12, 2009, to the Form of Equity Securities Purchase Agreement dated May 13, 2008 between Amarin Corporation plc and the Purchasers named therein.

D.           Exchange Controls

There are currently no U.K. foreign exchange controls that may affect the export or import of capital, including the availability of cash and cash equivalents for use by the Group, or that affect the remittance of dividends, interest or other payments to non-U.K. resident holders of Ordinary Shares, Preference Shares, Series A Preference Shares or ADSs.

E.           Taxation

Irish Tax Considerations

The following is a general summary of certain Irish tax consequences applicable to Irish Holders and U.S. Holders (as defined below in this summary) in respect of the purchase, ownership and disposition of ordinary shares or ADSs evidenced by ADRs.

This summary is based on Irish taxation laws currently in force, regulations promulgated thereunder, the current provisions of the Ireland-United States Double Taxation Convention, or the Treaty, specific proposals to amend any of the forgoing publicly announced prior to the date hereof and the currently published administrative practices of the Irish Revenue Commissioners, all as of the date of this annual report. Taxation laws are subject to change, from time to time, and no representation is or can be made as to whether such laws will change, or what impact, if any, such changes will have on the statements contained in this summary. It is assumed that any proposed amendments will be enacted in the form proposed. No assurance can be given that proposed amendments will be enacted as proposed, or that legislative or judicial changes, or changes in administrative practice, will not modify or change the statements expressed herein.

This summary is of a general nature only. It does not constitute legal or tax advice nor does it discuss all aspects of Irish taxation that may be relevant to any particular Irish Holder or U.S. Holder of ordinary shares or ADSs.

HOLDERS OF ORDINARY SHARES OR ADSs ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF IRISH TAXATION LAWS TO THEIR PARTICULAR CIRCUMSTANCES IN RELATION TO THE PURCHASE, OWNERSHIP OR DISPOSITION OF ORDINARY SHARES OR ADSs.

The summary only applies to Irish Holders and U.S. Holders that legally and beneficially hold their ordinary shares or ADSs evidenced by ADRs as capital assets (i.e. investments) and does not address special classes of holders including, but not limited to, dealers in securities, insurance companies, pension schemes, employee share ownership trusts, collective investment undertakings, charities, tax-exempt organizations, financial institutions and close companies, each of which may be subject to special rules not discussed below.

(i)	Irish Tax Considerations Applicable to Irish Holders

For the purposes of this summary, an “Irish Holder” means a holder of ordinary shares or ADSs evidenced by ADRs that (i) beneficially owns the ordinary shares or ADSs registered in their name; (ii) in the case of individual holders, are resident, ordinarily resident and domiciled in Ireland under Irish taxation laws; (iii) in the case of holders that are companies, are resident in Ireland under Irish taxation laws; and (iv) are not also resident in any other country under any double taxation agreement entered into by Ireland.

For Irish taxation purposes, Irish Holders of ADSs will be treated as the owners of the underlying ordinary shares represented by such ADSs.

Taxation of Dividends

We do not expect to pay dividends in the foreseeable future. Should we begin paying dividends, such dividends will generally be subject to dividend withholding tax, or DWT in Ireland at the standard rate of income tax. Where DWT applies, we will be responsible for withholding such tax at source.

Corporate Irish Holders will generally be entitled to claim an exemption from DWT by delivering a declaration to us in the form prescribed by the Irish Revenue Commissioners. Such corporate Irish Holders will generally not otherwise be subject to Irish tax in respect of dividends received.

Individual Irish Holders will be subject to income tax on the gross amount of any dividend (that is the amount of the dividend received plus any DWT withheld), at their marginal rate of tax (currently either 20% or 41% depending on the individual’s circumstances). Individual Irish Holders will be able to claim a credit against their resulting income tax liability in respect of DWT withheld.

Individual Irish Holders may, depending on their circumstances, also be subject to the Irish health levy of 2% - 5%, income levy of 4% and pay related social insurance contribution of 3% - 4% in respect of their dividend income.

Disposals of Ordinary Shares or ADSs

Capital Acquisitions Tax

A gift or inheritance of ordinary shares or ADSs will fall within the charge to Irish capital acquisitions tax, or CAT. CAT is currently chargeable at a rate of 25% on the value of gifts or inheritances above specified tax free thresholds. Different classes of tax free thresholds apply depending upon the relationship between the donor and the recipient. These tax free thresholds are also affected by the value of previous gifts or inheritances received since December 5, 1991. CAT is generally payable by the recipient of the gift or inheritance. Gifts or inheritances between spouses are not subject to Irish CAT. Gifts of up to €3,000 of the total value of all gifts received from any one individual in any year up to December 31 can be received without triggering a charge to CAT. This exemption does not generally apply to inheritances. Where a charge to CGT and CAT arises on the same event, CAT payable on the event can be reduced by the amount of the CGT payable.

Stamp Duty

Irish stamp duty, which is a tax imposed on certain documents, is payable on all transfers of ordinary shares (other than transfers made between spouses, transfers made between 90% associated companies, or certain other exempt transfers) regardless of where the document of transfer is executed. Irish stamp duty is also payable on electronic transfers of ordinary shares.

A transfer of ordinary shares made as part of a sale or gift will generally be stamped at the ad valorem rate of 1% of the value of the consideration received for the transfer, or, if higher, the market value of the shares transferred. A minimum stamp duty of €1.00 will apply to a transfer of ordinary shares. Where the consideration for a sale is expressed in a currency other than euro, the duty will be charged on the euro equivalent calculated at the rate of exchange prevailing at the date of the transfer.

Transfers of ordinary shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to a nominee), will generally be exempt from stamp duty if the transfer form contains an appropriate certification, otherwise a nominal stamp duty rate of €12.50 will apply.

Transfers of ADRs (representing ADSs) by Irish Holders are generally exempt from Irish stamp duty.

Transfers of ordinary shares from the Depositary or the Depositary’s custodian upon surrender of ADRs for the purposes of withdrawing the underlying ordinary shares from the ADS/ADR system, and transfers of ordinary shares to the Depositary or the Depositary’s custodian for the purposes of transferring ordinary shares onto the ADS/ADR system, will be stamped at the ad valorem rate of 1% of the value of the shares transferred if the transfer relates to a sale or contemplated sale or any other change in the beneficial ownership of ordinary shares. Such transfers will be exempt from Irish stamp duty if the transfer does not relate to or involve any change in the beneficial ownership in the underlying ordinary shares and the transfer form contains the appropriate certification. In the absence of an appropriate certification, stamp duty will be applied at the nominal rate of €12.50.

The person accountable for the payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for consideration less than the market value, both parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in liability for interest, penalties and fines.

(ii)  Irish Tax Considerations Applicable to U.S. Holders

Solely for the purposes of this summary of Irish Tax Considerations, a “U.S. Holder” means a holder of ordinary shares or ADSs evidenced by ADRs that (i) beneficially owns the ordinary shares or ADSs registered in their name; (ii) is resident in the United States for the purposes of the Treaty; (iii) in the case of an individual holder, is not also resident or ordinarily resident in Ireland for Irish tax purposes; (iv) in the case of a corporate holder, is not a resident in Ireland for Irish tax purposes and is not ultimately controlled by persons resident in Ireland; and (v) is not engaged in any trade or business and does not perform independent personal services through a permanent establishment or fixed base in Ireland.

For Irish taxation purposes, and for the purposes of the Treaty, U.S. Holders of ADSs will be treated as the owners of the underlying ordinary shares represented by such ADSs.

Taxation of Dividends

We do not expect to pay dividends in the foreseeable future. Should we begin paying dividends, such dividends will generally be subject to dividend withholding tax, or DWT in Ireland at the standard rate of income tax (currently 20%). Where DWT applies, we will be responsible for withholding such tax at source.

Dividends paid by us to U.S. Holders of ordinary shares will be exempt from DWT if, prior to the payment of such dividends, the recipient U.S. Holder delivers to us a declaration, a certificate of residency and, in the case of U.S. Holders that are corporations, an auditor’s certificate, each in the form prescribed by the Irish Revenue Commissioners.

Where DWT is withheld from dividend payments to U.S. Holders of ordinary shares or ADSs evidenced by ADRs, such U.S. Holders can apply to the Irish Revenue Commissioners claiming a full refund of DWT paid by filing a declaration, a certificate of residency and, in the case of U.S. Holders that are corporations, an auditor’s certificate, each in the form prescribed by the Irish Revenue Commissioners.

The DWT rate applicable to U.S. Holders is reduced to 5% under the terms of the Treaty for corporate U.S. Holders holding 10% or more of our voting shares, and to 15% for other U.S. Holders. While this will, subject to the application of Article 23 of the Treaty, generally entitle U.S. Holders to claim a partial refund of DWT from the Irish Revenue Commissioners, U.S. Holders will, in most circumstances, likely prefer to seek a full refund of DWT under Irish domestic legislation.

Capital Gains on Disposals of Ordinary Shares or ADSs

U.S. Holders will not be subject to Irish capital gains tax, or CGT on the disposal of ordinary shares or ADSs provided that such ordinary shares or ADSs are quoted on a stock exchange at the time of disposition. A stock exchange for this purpose includes, among others, the Irish Stock Exchange, or ISE or NASDAQ. While it is our intention to continue the quotation of ADSs on NASDAQ, no assurances can be given in this regard.

If, for any reason, our ADSs cease to be quoted on NASDAQ, U.S. Holders will not be subject to CGT on the disposal of their ordinary shares or ADSs provided that the ordinary shares or ADSs do not, at the time of the disposal, derive the greater part of their value from land, buildings, minerals, or mineral rights or exploration rights in Ireland.

Irish Capital Acquisitions Tax

A gift or inheritance of ordinary shares or ADSs will fall within the charge to Irish capital acquisitions tax, or CAT, because our ordinary shares are considered to be Irish property for CAT purposes. CAT is currently chargeable at a rate of 25% on the value of gifts or inheritances above specified tax free thresholds. Different classes of tax free thresholds apply depending upon the relationship between the donor and the recipient. These tax free thresholds are also affected by the value of previous gifts or inheritances received since December 5, 1991. Gifts or inheritances between spouses are not subject to CAT.

Gifts of up to €3,000 of the total value of all gifts received from any one individual in any year up to December 31 can be received without triggering a charge to CAT. This exemption does not generally apply to inheritances.

In a case where an inheritance of ordinary shares or ADSs is subject to both CAT and U.S. federal estate tax, the Estate Tax Convention between Ireland and the U.S. should allow for the crediting, in whole or in part, of the CAT against the U.S. federal estate tax payable. Similar relief is not available in a case where a gift of ordinary shares or ADSs evidenced by ADRs is subject both to CAT and U.S. federal gift tax as the Estate Tax Convention only applies to estate taxes.

Stamp Duty

Irish Stamp Duty will apply to transfers of ordinary shares or ADSs by U.S. Holders on the same basis as outlined above for Irish Holders.

Certain U.S. Federal Income Tax Considerations

The following discussion summarizes certain of the material U.S. federal income tax considerations for U.S. Holders from the purchase, ownership and disposition of our ordinary shares or ADSs which evidence the ADRs. The following discussion assumes that, for U.S. federal income tax purposes, U.S. Holders will be treated as the owners of our underlying ordinary shares represented by the ADSs. The following discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury Regulations, judicial decisions and published administrative positions of the Internal Revenue Service, all as in effect on the date of this Annual Report, and all of which are subject to change, possibly with retroactive effect. In particular, numerous provisions of current U.S. federal income tax law (including certain tax rates referred to herein) are scheduled to change in future years, without further legislative action, as a result of “sunset” provisions. For purposes of this discussion, a person is a U.S. Holder if such person holds ordinary shares or ADSs and if such person is:

•
a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under U.S. federal income tax laws;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized under the laws of the United States, any of the fifty states or the District of Columbia, unless otherwise provided by Treasury Regulations;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of source; or

•	a trust, if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. Holder based on such holder’s particular situation. For example, the following discussion does not address the application of the alternative minimum tax rules or rules applicable to U.S. Holders in special circumstances. Special rules may apply to a U.S. Holder who is:

•	a bank, thrift, insurance company, regulated investment company, or other financial institution or financial service company;

•	a broker or dealer in securities or foreign currency;

•	a person who has a functional currency other than the U.S. dollar;

•	a partnership or other flow-through entity (including a limited liability company treated as a partnership for U.S. federal income tax purposes);

•	a U.S. corporation;

•	a person subject to alternative minimum tax;

•	a person who owns our ordinary shares or ADSs evidenced by ADRs as part of a straddle, hedging transaction, conversion transaction, constructive sale transaction or other risk-reduction transaction;

•	a tax-exempt entity;

•	investors who own (directly, indirectly or through attribution) 10% or more of our outstanding voting shares;

•	a person who has ceased to be a U.S. citizen or to be taxed as a resident alien; or

•	a person who acquired our ordinary shares or ADSs evidenced by ADRs in connection with employment or the performance of services generally.

The following discussion does not address any aspect of state, local or non-U.S. tax laws or any aspect of U.S. estate or gift taxation and does not address aspects of U.S. federal income taxation applicable to U.S. Holders holding options, warrants, or other rights to acquire our ordinary shares. Further, this discussion generally considers only U.S. Holders that hold their ordinary shares or ADSs as capital assets and does not consider the tax treatment of holders who are partnerships or who hold ordinary shares or ADSs through a partnership or other pass-through entity.

This discussion does not apply to any person who is not a U.S. Holder or to any person who does not hold ordinary shares or ADSs.

This discussion also assumes that we will not be treated as a controlled foreign corporation. Under the Code, a controlled foreign corporation generally means any foreign corporation if, on any day during its taxable year, more than 50% of either the total combined voting power of all classes of stock of the corporation entitled to vote, or the total value of the stock of the corporation, is owned, directly, indirectly or by attribution, by U.S. persons who each, in turn, own directly, indirectly or by attribution, 10% or more of the total combined voting power of all classes of stock of the corporation entitled to vote. If a partnership (or an entity treated as a partnership) holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership (or an interest holder in an entity treated as a partnership), you should consult your tax advisor.

U.S. HOLDERS OF OUR ORDINARY SHARES OR ADSs ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP OR DISPOSITION OF ORDINARY SHARES OR ADSs APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.

Dividends

We have never paid dividends, and do not expect to pay dividends in the foreseeable future. In general, and subject to the discussion below under “Passive Foreign Investment Company,” if we make certain distributions on our ordinary shares and with respect to ADSs, U.S. Holders will be required to include in gross income any dividends received (or treated as received) to the extent the distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Under U.S. tax rules, distributions by certain qualified foreign corporations are eligible for a reduced federal income tax rate. Qualified foreign corporations include foreign corporations that are “eligible for benefits” under a “comprehensive income tax treaty” that the Internal Revenue Service determines is satisfactory. Distributions from foreign corporations also qualify for the reduced tax rate if the distributions are received with respect to stock that is “readily tradable on an established securities market in the United States.” Accordingly, provided that these rules are satisfied, dividends paid to an individual U.S. Holder will be taxed at a maximum rate of 15%, provided that the shares or ADSs with respect to which such dividends are paid are held by the individual U.S. Holder for more than 60 days during the 121-day period beginning 60 days before the date that the relevant share or ADS becomes ex-dividend with respect to such dividend. Dividends that are not eligible for the treatment described above (including dividends received when we are a passive foreign investment company, as described below) generally will be taxable to U.S. Holders as ordinary income, and the special tax consequences described below may apply to such dividends. Distributions in excess of earnings and profits will be applied against and will reduce a U.S. Holder’s adjusted tax basis in our ordinary shares or ADSs and, to the extent in excess of such basis, will be treated as capital gain. Distributions generally will not be eligible for the dividends received deduction allowed to U.S. corporations.

Distributions of current or accumulated earnings and profits paid in a foreign currency to a U.S. Holder will generally be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the date the distributions are received (or treated as received). A U.S. Holder who receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which generally will be U.S. source ordinary income or loss.

U.S. Holders who are able, under Irish domestic tax legislation, to claim a refund or exemption of Irish tax withheld should not expect to obtain a credit against U.S. federal income tax liability for that withheld tax. For more information, please see “Irish Tax Consequences.”

Because the tax rules that apply to the availability or use of foreign tax credits and deductions for foreign taxes are complex, U.S. Holders should consult with, and rely solely upon, their personal tax advisors with respect to such matters.

Sale, Exchange or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale or other disposition of ordinary shares or ADSs evidenced by ADRs in an amount equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder’s adjusted tax basis in his, her or its ordinary shares or ADSs. The capital gain or loss recognized on such sale or other disposition will be long-term capital gain or loss if the ordinary shares or ADSs have been held for more than one year at the time of sale or other disposition. In the case of individuals, long-term capital gains are generally taxed at a maximum rate of 15%. The deductibility of capital losses is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of ordinary shares or ADSs will be U.S. source income or loss for foreign tax credit purposes.

 Passive Foreign Investment Company

In general, a foreign corporation may be classified as a passive foreign investment company for U.S. federal income tax purposes if:

•	75% or more of its gross income in a taxable year falls within specific categories of passive income; or

•
the average percentage of its assets in a taxable year (ordinarily determined based on their market value) which produce passive income or are held for the production of passive income is at least 50%.

If we were classified as a passive foreign investment company, and a U.S. Holder did not make a qualifying election either to treat us as a “qualified electing fund” or to mark our ordinary shares or ADSs to market, as described below:

•
Excess distributions by us to a U.S. Holder would be taxed in a special way. “Excess distributions” are amounts received by a U.S. Holder with respect to our ordinary shares or ADSs in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us in the shorter of either the three previous years or the U.S. Holder’s holding period for the ordinary shares or ADSs before the current taxable year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our ordinary shares or ADSs. A U.S. Holder would be required to include amounts allocated to the current taxable year and years before we became a passive foreign investment company as ordinary income. In addition, amounts allocated to each taxable year beginning with the year we first became a passive foreign investment company would be taxed at the highest rate in effect for that year on ordinary income and the tax would be subject to an interest charge at the rate applicable to deficiencies for income tax.

•
The entire amount of gain that is realized by a U.S. Holder upon the sale or other disposition of our ordinary shares or ADSs evidenced by ADRs would also be considered an excess distribution and would be subject to tax as described above.

•
The adjusted tax basis in our ordinary shares or ADSs evidenced by ADRs acquired from a decedent who was a U.S. Holder of the ordinary shares or ADSs would not be increased to equal the fair market value of such ordinary shares or ADSs as of the date of the decedent’s death but would instead be equal to the decedent’s adjusted tax basis, if lower. A U.S. Holder could not avoid this result by electing to mark our ordinary shares or ADSs to market.

If a U.S. Holder has made a qualified electing fund election for all taxable years during which the U.S. Holder owned our ordinary shares or ADSs and we were a passive foreign investment company, the passive foreign investment company rules described above would not apply to the U.S. Holder. Instead, that U.S. Holder would be required to include in income for each taxable year a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain. The qualified electing fund election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service. A U.S. Holder generally makes a qualified electing fund election by attaching a completed Internal Revenue Service Form 8621 to a timely filed U.S. federal income tax return.

Alternatively, if a U.S. Holder is eligible to elect to mark our ordinary shares or ADSs evidenced by ADRs to market annually and makes a mark to market election, the following rules generally would apply for each of the U.S. Holder’s taxable years:

•
if the fair market value of the U.S. Holder’s ordinary shares or ADSs exceeds the U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs as of the close of the U.S. Holder’s taxable year, the U.S. Holder would recognize the amount of the excess as ordinary income;

•
if the fair market value of the U.S. Holder’s ordinary shares or ADSs is less than the U.S. Holder’s adjusted tax basis in those ordinary shares or ADSs as of the close of the U.S. Holder’s taxable year, the U.S. Holder might recognize the amount of the difference as ordinary loss. Losses would be allowed only for the amount of net mark to market gain previously included by the U.S. Holder under the election for prior taxable years; and

•
if the U.S. Holder has elected to mark our ordinary shares or ADSs to market for all taxable years during which the U.S. Holder owned our ordinary shares or ADSs and we were a passive foreign investment company, the “excess distribution” rules generally would not apply to the U.S. Holder.

U.S. Holders who hold ordinary shares or ADSs evidenced by ADRs during a period when we are a passive foreign investment company will be subject to the preceding rules, even if we cease to be a passive foreign investment company, subject to exceptions for U.S. Holders who made a qualified electing fund election or mark to market election. U.S. Holders are urged to consult their tax advisors about the passive foreign investment company rules, including the specific rules and requirements applicable to making qualified electing fund and mark to market elections.

Status of Amarin as a Passive Foreign Investment Company

Passive foreign investment company status is determined as of the end of each taxable year and is dependent upon a number of factors, including the value of a corporation’s assets and the amount and character of its gross income. The determination of whether we are or will become a passive foreign investment company will be affected by how rapidly we use our cash and investment assets in our business. If the market price of our ordinary shares or ADSs is relatively low, we may be classified as a passive foreign investment company. Therefore, we cannot provide any assurance that we are not or will not become a passive foreign investment company.

Backup Withholding and Information Reporting

Dividends on our ordinary shares or ADSs, and payments of the proceeds of a sale of our ordinary shares or ADSs, paid within the United States or through certain U.S. related financial intermediaries are subject to information reporting and may be subject to backup withholding at a current rate of 28% if a U.S. Holder fails to:

•	furnish its taxpayer identification number (social security or employer identification number) and certify that such number is correct;

•	certify that such U.S. Holder is not subject to backup withholding; or

•	otherwise comply with the applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

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

I.           Subsidiary Information

Not applicable.

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

Interest Rate Risk

At December 31, 2007, we had fixed rate convertible Debentures outstanding and were therefore not subject to interest rate risk. Accordingly, we do not hedge any of our interest rate risks. On May 29, 2008 the outstanding amount on the convertible Debentures was settled in full.

Item 12                 Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13                 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14                 Material Modifications to the Rights of Security Holders and Use of Proceeds

Please see Item 10 Preference Shares for details of Series A Preference Shares which were granted to certain investors as part of a private placement in May 2008.  The Series A Preference Shares allowed for certain voting rights that are different to those of holders of Ordinary Shares.

Item 15                  Controls and Procedures

Refer to Item 15T for disclosure of controls and procedures.

Item 15T	Controls and Procedures

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

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2008.

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

C.           Changes in Internal Control over Financial Reporting During 2008

During 2008, the Company noted a material weakness in the Company’s internal controls in respect of the accounting treatment of (a) the contingent consideration on the acquisition of Ester and (b) the warrants issued in connection with our December 2007 financing, as reported in our 2007 annual report on Form 20-F/A filed with the SEC on September 24, 2008. As a result of the material weakness described above, in 2008 we implemented improved procedures and controls in respect of our accounting for complex, non-ordinary course transactions, including the use of outside consultants to provide enhanced technical expertise.  Management currently seeks the advice of outside consultants on accounting matters related to the application of IFRS to complex, non-ordinary course transactions and in other instances as warranted.  We believe these improved procedures and controls have remedied the material weakness we identified and strengthened our internal control over financial reporting.  The Company remains committed to maintaining and enhancing the effectiveness of its internal controls.

D.           This temporary Item 15T, and accompanying note, will expire on June 30, 2010.

Item 16                 [Reserved]

Item 16A                 Audit Committee Financial Expert

Our board has determined that we do not currently have an audit committee financial expert, as defined by Item 16A(b) of the Form 20-F, serving on our audit committee. The Company has recently restructured its board as part of the financing announced in October 2009. The Company intends to review the qualifications of recently appointed board members to determine whether any meet the requirements to serve as audit committee financial expert. The Company and the Board are committed to strong corporate governance and compliance with listing rules.

Item 16B                 Code of Ethics

We have adopted a written Code of Ethics that applies to all employees and executive officers, including our Chief Executive Officer and Chief Financial Officer. A copy of our Code of Ethics has been filed as Exhibit 11.1 to our 2006 annual report on Form 20-F.

Item 16C                 Principal Accountant Fees and Services

PricewaterhouseCoopers has served as our independent public auditor for each of the fiscal years ended December 31, 2006, 2007 and 2008.

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers for professional services in each of the last three fiscal years:

	2008 ($’000)	2007 ($’000)	2006 ($’000)
Audit fees	382	516	357
Audit-related fees	13	153	150
Tax fees	29	43	18
All other fees	117	88	105
Total	541	800	630

Audit fees comprise the work undertaken in auditing the Group and issuing an audit opinion on our U.K and Irish statutory accounts and work on the Group’s half yearly earnings. Audit related fees comprise work associated with SEC regulatory compliance. Tax fees comprise work relating to tax filing compliance. Other fees comprise work relating to tax advisory services.

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

Item 16F                      Change in Registrants Certified Accountant

Not applicable.

Item 16G                 Corporate Governance

See “Item 6. Directors, Senior Management and Employees” and Item 9.C  “The Offer and Listing – Markets” for further information regarding the ways in which the Company’s corporate governance practices differ from those followed by domestic companies listed on Nasdaq.
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

4.43	Share Purchase Agreement dated October 8, 2004 between the Group,Vida Capital Partners Limited and the Vendors named therein relating to the entire issued share capital of Laxdale Limited(13)
4.44	Escrow Agreement dated October 8, 2004 among the Group, Belsay Limited and Simcocks Trust Limited as escrow agent(13)
4.45	Loan Note Redemption Agreement dated October 14, 2004 between Amarin Investment Holding Limited and the Group(13)
4.46	Settlement agreement dated 27 September 2004 between the Group and Valeant Pharmaceuticals International(14)†
4.47	Exclusive License Agreement dated October 8, 2004 between Laxdale and Scarista Limited pursuant to which Scarista has the exclusive right to use certain of Laxdale’s intellectual property(14)†
4.48	Clinical Supply Agreement between Laxdale and Nisshin Flour Milling Co., Limited dated 27th October 1999(14)†
4.49	Loan Note Redemption Agreement dated May, 2005 between Amarin Investment Holding Limited and the Group.(14)
4.50	Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited.(15)
4.51	Employment Agreement with Alan Cooke, dated May 12, 2004 and amended September 1, 2005.(16)
4.52	Clinical Supply Extension Agreement dated December 13, 2005 to Agreement between Amarin Pharmaceuticals Ireland Limited and Amarin Neuroscience Limited and Nisshin Flour Milling Co.†(17)
4.53
Securities Purchase Agreement dated May 20, 2005 between the Company and the purchasers named therein. The Company entered into 34 separate Securities Purchase Agreements on May 18, 2005 and in total issued 13,677,110 ordinary shares to management, institutional and accredited investors. The purchase price was $1.30 per ordinary share.(17)

4.54
Securities Purchase Agreement dated January 23, 2006 between the Company and the purchasers named therein.  The Company entered into 2 separate Securities Purchase Agreements on January 23, 2006 and in total issued 840,000 ordinary shares to accredited investors. The purchase price was $2.50 per ordinary share.(17)

4.55
Assignment Agreement dated May 17, 2006 between Amarin Pharmaceuticals Ireland Limited and Dr Anthony Clarke, pursuant to which, Amarin Pharmaceuticals Ireland Limited acquired the global rights to a novel oral formulation of Apomorphine for the treatment of “off” episodes in patients with advanced Parkinson’s disease.(17)

4.56	Amendment (Change Order Number 2), dated June 8, 2006 to Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited.*
4.57
Securities Purchase Agreement dated October 18, 2006 between the Company and the purchasers named therein. The Company entered into 32 separate Securities Purchase Agreements on October 18, 2006 and in total issued 8,965,600 ordinary shares to institutional and accredited investors. The purchase price was $2.09 per ordinary share(17)

4.58
Master Services Agreement dated November 15, 2006 between Amarin Pharmaceuticals Ireland Limited and Icon Clinical Research (U.K.) Limited. Pursuant to this agreement, Icon Clinical Research (U.K.) Limited agreed to provide due diligence services to Amarin Pharmaceuticals Ireland Limited on ongoing licensing opportunities on an ongoing basis.(17)

4.59
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

4.60
Lease Agreement dated January 22, 2007 between the Company, Amarin Pharmaceuticals Ireland Limited and Mr. David Colgan, Mr. Philip Monaghan, Mr. Finian McDonnell and Mr. Patrick Ryan. Pursuant to this agreement, Amarin Pharmaceuticals Ireland Limited took a lease of a premises at The First Floor, Block 2, The Oval, Shelbourne Road, Dublin 4, Ireland (17)

4.61	Amendment (Change Order Number 4), dated February 15, 2007 to Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited. (17)
4.62	Employment Agreement Amendment with Alan Cooke, dated February 21, 2007. (17)
4.63	Amendment (Change Order Number 3), dated March 1, 2007 to Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited. (17)
4.64
Development and License Agreement dated March 6, 2007 between Amarin Pharmaceuticals Ireland Limited and Elan Pharma International Limited. Pursuant to this agreement, Amarin Pharmaceuticals Ireland Limited acquired global rights to a novel nasal lorazepam formulation for the treatment of emergency seizures in epilepsy patients.*†

4.65
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

4.66
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

4.67
Equity Credit Agreement dated June 1, 2007 between Amarin Corporation plc and Brittany Capital Management. Pursuant to this agreement, Amarin has an option to draw up to $15,000,000 of funding at any time over a three year period solely at Amarin Corporation plc’s discretion.(18)

4.68
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

4.69
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

4.70
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

4.71
Letter Agreement dated December 6, 2007 between Amarin Corporation plc and the Seller’s Representatives of the selling shareholders of Ester pursuant to which the definition of “Closing Date Average Buyer Stock Price” in the Stock Purchase Agreement dated December 5, 2007 described above was amended.(22)

4.72
Senior Indenture dated December 6, 2007 between Amarin Corporation plc and Wilmington Trust Company. Under this Indenture, Amarin Corporation plc may issue one or more series of senior debt securities from time to time.(19)

4.73
First Supplemental Senior Indenture Dated December 6, 2007 between Amarin Corporation plc and Wilmington Trust Company.  Under this Supplemental Senior Indenture, together with the senior debt indenture dated December 6, 2007 described above, Amarin Corporation plc issued its 8% Convertible Debentures due 2010.(19)

4.74	Compromise Agreement dated December 19, 2007 between Amarin Corporation plc and Richard Stewart.(20)
4.75
Collaboration Agreement dated January 8, 2008 between Amarin Pharmaceuticals Ireland Limited and ProSeed Capital Holdings (“ProSeed”).  Pursuant to this agreement, 975,000 ordinary shares in Amarin Corporation plc were issued in the form of ADSs to ProSeed in respect of fees due for investment banking advice provided to Amarin Corporation plc and Amarin Pharmaceuticals Ireland Limited on the acquisition of Ester. (20)†

4.76
Amendment No. 1 to Stock Purchase Agreement dated April 7, 2008 between Amarin Corporation plc and Medica II Management L.P. pursuant to which the definition of “Milestone II Time Limit Date” in the Stock Purchase Agreement dated December 5, 2007 described above was amended.*

4.77	Employment Agreement dated April 28, 2008 with Dr Declan Doogan.(20)
4.78
Form of Equity Securities Purchase Agreement dated May 13, 2008 between Amarin Corporation plc and the Purchasers named therein. Amarin Corporation plc entered into 9 separate Equity Securities Purchase Agreements on May 13, 2008 all substantially similar in form and content to this Securities Purchase Agreement pursuant to which we issued an aggregate of 12,173,914 Ordinary Shares and 8 Preference Shares to such Purchasers. The purchase price was $2.30 per Ordinary Share.(20)†

4.79	Termination and Separation Agreement and Release Agreement, dated August 7, 2008, between Mr. Paul Duffy and Amarin Corporation plc.*
4.80	Directors Securities Purchase Agreement dated May 13, 2008 Sunninghill Ltd, Simon Kukes, Michael Walsh and Amarin Corporation plc*
4.81	Change Order for Additional Biostatistics & Medical Writing Work dated June 04, 2008, between Icon Clinical Research Limited and Amarin Neuroscience Limited*
4.82	Consultancy Agreement, dated August 16, 2008, between Decisionability Inc and Amarin Neuroscience Limited*
4.83	Master Services Agreement, dated August 22, 2008, between Charles River Laboratories Preclinical Services Edinburgh Limited, Amarin Neuroscience Limited and Amarin Pharmaceuticals Ireland Ltd*
4.84	Work Order, dated September 3, 2008, between Charles River Laboratories Preclinical Services Edinburgh Limited, Amarin Neuroscience Limited and Amarin Pharmaceuticals Ireland Ltd*
4.85	Consultancy Agreement, dated October 10, 2008, between Icon Clinical Research Limited and Amarin Corporation plc*
4.86	Supply Agreement, dated February 23, 2009, between Nisshin Pharma Inc and Amarin Pharmaceuticals Ireland Ltd*
4.87	Trial A Letter Agreement dated February 24, 2009 between Medpace Inc and Amarin Pharma Inc and Amarin Pharmaceuticals Ireland Ltd*
4.88	Amendment and Waiver Agreement, dated May 25, 2009 between Ester Neurosciences Ltd. Medica II Management L.P. and Amarin Corporation plc*
4.89
Amendment number 2 to the Letter Agreement for certain initial services for certain initial services for the Ethyl-EPA Hypertriglyceridemia Studies between Medpace Inc and Amarin Pharma Inc and Amarin Pharmaceuticals Ireland Ltd dated February 24, 2009, as amended on 5 May, 2009*

4.90	Termination and Assignment Agreement, dated 21 July, 2009 between Elan Pharma International Limited and Amarin Pharmaceuticals Ireland Ltd*
4.91
Amendment number 5 to the Letter Agreement for certain initial services for certain initial services for the Ethyl-EPA Hypertriglyceridemia Studies between Medpace Inc and Amarin Pharma Inc and Amarin Pharmaceuticals Ireland Ltd dated 1 December, 2008, as amended on 19 January, 2009, as further amended 30 January 2009, 5 May, 2009 and 3 August, 2009*

4.92	Master Services Agreement, dated September 29, 2009, between Medpace Inc and Amarin Pharma Inc and Amarin Pharmaceuticals Ireland Ltd*
4.93
Bridge Loan Agreement, dated July 31, 2009 between Sunninghill Ltd, Thomas G. Lynch, Simon Kukes, Michael Walsh, Midsummer Investments Limited, Midsummer Ventures LP, David Hurley, David Brabazon, Pram Lachman and Amarin Corporation plc. as amended by Amendment No.1 dated September 30, 2009*

4.94
Form of Equity Securities Purchase Agreement dated October 12, 2009 between Amarin Corporation plc and the Purchasers named therein. Amarin Corporation plc entered into 36 separate Equity Securities Purchase Agreements on October 12, 2009 all substantially similar in form and content to this Securities Purchase Agreement pursuant to which we issued an aggregate of 70,399,996 Ordinary Shares and warrants to purchase 35,199,996 Ordinary Shares to such Purchasers. *

4.95	Compromise Agreement dated October 16, 2009 with Alan Cooke*
4.96	Warrant agreement for Thomas G. Lynch to subscribe for and purchase 500,000 Ordinary Shares of £0.50 each in Amarin Corporation plc with an exercise price of $1.50 *
4.97	Amendment Agreement dated October 12, 2009, to the Form of Equity Securities Purchase Agreement dated May 13, 2008 between Amarin Corporation plc and the Purchasers named therein.*
8.1	Subsidiaries of the Group*
11.1	Code of Ethics(17)
12.1	Certification of Thomas G. Lynch required by R1 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes–Oxley Act of 2002*
12.2	Certification of Alan Cooke required by Rule 15d–14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Thomas G. Lynch required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002*
13.2	Certification of Alan Cooke required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002*

(1)	Incorporated herein by reference to certain exhibits to the Group’s Registration Statement on Form F–1, File No. 33–58160, filed with the Securities and Exchange Commission on February 11, 1993.
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

(17)	Incorporated by reference herein to certain Exhibits in the Group’s Annual Report on Form 20–F for the year ended December 31, 2006, filed with the Securities and Exchange Commission on March 5, 2007.
(18)	Incorporated by reference herein to certain exhibits in the Group’s Report of Foreign Private Issuer filed on Form 6–K with the Securities and Exchange Commission on June 1, 2007.
(19)	Incorporated by reference herein to certain exhibits in the Group’s Report of Foreign Private Issuer filed on Form 6–K with the Securities and Exchange Commission on December 17, 2007.
(20)
Incorporated by reference herein to certain exhibits in the Group’s Report of Foreign Private Issuer filed on Form 6–K with the Securities and Exchange Commission on December 19, 2007, as amended on Form 20-F/A filed September 24, 2008

(21)	Incorporated by reference herein to certain exhibits in the Group’s Report of Foreign Private Issuer filed on Form 6–K with the Securities and Exchange Commission on January 28, 2008.
(22)	Incorporated by reference herein to certain exhibits in the Group’s Report of Foreign Private Issuer filed on Form 6–K with the Securities and Exchange Commission on February 1, 2008.

* Filed herewith

† confidential treatment requested (the confidential potions of such exhibits have been omitted and filed separately with the Securities and Exchange Commission).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMARIN CORPORATION PLC

By: /s/ THOMAS G. LYNCH

Thomas G. Lynch
Chairman and Chief Executive Officer

Date: October 22, 2009

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of Amarin Corporation plc:

In our opinion, the accompanying consolidated balance sheets and the related consolidated income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Amarin Corporation plc and its subsidiaries at December 31, 2008, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing (UK and Ireland).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audit of the consolidated financial statements of the company was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole.  The company has included parent only information on the face of the consolidated financial statements and other parent company only disclosures in the notes to the financial statements.  Such parent only information is presented for the purposes of additional analysis and is not a required part of the consolidated financial statements presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board or by International Financial Reporting Standards as adopted by the European Union.  Such information has been subject to the auditing procedures applied in the audit of the consolidated financial statements, and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

PricewaterhouseCoopers
Dublin, Ireland
October 22, 2009

Amarin Corporation plc

Consolidated Income Statement for year ended December 31, 2008
		Total	Total	Total
	Note	2008	2007	2006
		$’000	$’000	$’000
Revenue		—	—	500
Gross Profit	5	—	—	500
Research and development expenses	7	(12,954)	(12,108)	(15,106)
Selling, general and administrative expenses	7	(15,226)	(19,841)	(13,462)
Impairment of intangible assets	6, 7	—	(8,784)	—
Total operating expenses		(28,180)	(40,733)	(28,568)
Operating loss		(28,180)	(40,733)	(28,068)
Finance income	10	9,627	2,279	3,344
Finance costs	11	(2,142)	(183)	(2,826)
Loss before taxation		(20,695)	(38,637)	(27,550)
Tax credit	13	674	837	799
Loss attributable to equity holders of the parent		(20,021)	(37,800)	(26,751)
		U.S. Cents	U.S. Cents	U.S. Cents
Basic loss per ordinary share*	15	(0.91)	(3.86)	(3.25)
Diluted loss per ordinary share*	15	(0.91)	(3.86)	(3.25)

* Basic and diluted loss per share information is adjusted for our one-for-ten share consolidation, effective January 18, 2008.  See note 15 for further information.

The accompanying notes on pages F-7 to F-69 are an integral part of the financial statements.

Amarin Corporation plc
Balance Sheets at December 31, 2008

		Group		Company
	Note	2008	2007	2006	2008	2007	2006
		$’000	$’000	$’000	$’000	$’000	$’000
Non-current assets
Property, plant and equipment	17	595	595	314	5	19	25
Intangible assets	16	19,916	19,916	9,636	19,916	19,916	3,765
Investments in subsidiaries	18	—	—	—	62,257	60,136	22,715
Available for sale investments	21	6	15	18	6	15	18
Total non-current assets		20,517	20,526	9,968	82,184	80,086	26,523

Current assets
Inventory	19	—	—	—	—	—	—
Current tax recoverable	20	674	1,704	1,617	—	—	—
Other current assets	20	1,227	1,721	1,172	533	1,059	770
Cash on short-term deposits		3,000	—	—	3,000	—	—
Cash and cash equivalents		11,239	18,303	36,802	9,550	17,298	34,719
Total current assets		16,140	21,728	39,591	13,083	18,357	35,489
Total assets		36,657	42,254	49,559	95,267	98,443	62,012

Non-current liabilities
Borrowings	22	—	2,051	—	—	2,051	—
Provisions	26	627	606	110	77	606	110
Derivative financial liability	29	—	2,108	—	—	2,108	—
Other liabilities	25	24	36	—	—	—	—
Total non-current liabilities		651	4,801	110	77	4,765	110

Current liabilities
Trade payables	23	1,955	3,462	2,096	447	841	396
Accrued expenses and other liabilities	23	3,782	6,733	8,625	1,564	3,430	1,814
Provisions	26	334	461	160	308	461	160
Other current derivative financial liabilities	24,29	1,037	—	—	1,037	—	—
Total current liabilities		7,108	10,656	10,881	3,356	4,732	2,370
Total liabilities		7,759	15,457	10,991	3,433	9,497	2,480

Equity
Capital and reserves attributable to equity holders of the Company
Share capital	28	25,928	12,942	7,990	25,928	12,942	7,990
Share premium		152,273	147,171	139,313	152,273	147,171	136,587
Share based payment reserve	30	19,564	14,931	4,824	19,564	14,931	4,824
Warrant reserve		9,918	10,823	10,009	9,918	10,823	10,009
Equity component of 8% convertible debt		—	145	—	—	145	—
Capital redemption reserve		27,633	27,633	27,633	27,633	27,633	27,633
Treasury shares		(217)	(217)	(217)	—	—	—
Foreign currency translation reserve		(2,435)	(1,836)	(1,261)	(20,390)	832	683
Retained earnings		(203,766)	(184,795)	(149,723)	(123,092)	(125,531)	(128,194)
Total shareholders’ equity		28,898	26,797	38,568	91,834	88,946	59,532
Total shareholders’ equity and liabilities		36,657	42,254	49,559	95,267	98,443	62,012

The accompanying notes on pages F-7 to F-69 are an integral part of the financial statements.

Amarin Corporation plc

Consolidated Statement of Changes in Equity for the year ended December 31, 2008
	Share capital	Share premium	Share based payment reserve	Warrant reserve	Equity component of 8% convertible debt	Capital redemption reserve	Treasury shares	Foreign currency translation reserve	Retained earnings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
At January 1, 2006	6,778	113,239	2,623	9,620	—	27,633	(217)	697	(122,972)	37,401
Share issuances	1,212	25,212	—	—	—	—	—	—	—	26,424
Share issuance costs	—	(2,450)	—	—	—	—	—	—	—	(2,450)
Share based payments	—	—	2,201	—	—	—	—	—	—	2,201
Fair value of future investment right	—	3,701	—	—	—	—	—	—	—	3,701
Warrant issue/exercise	—	(389)	—	389	—	—	—	—	—	—
Recognized income and expense:
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,958)	—	(1,958)
Net loss recognized directly in equity	—	—	—	—	—	—	—	(1,958)	—	(1,958)
Loss for the year	—	—	—		—	—	—	—	(26,751)	(26,751)
Total recognized income and expense	—	—	—	—	—	—	—	(1,958)	(26,751)	(28,709)
At December 31, 2006 and January 1, 2007	7,990	139,313	4,824	10,009	—	27,633	(217)	(1,261)	(149,723)	38,568
Share issuances	4,952	14,032	—	—	—	—	—	—	—	18,984
Share issuance costs	—	(948)	—	—	—	—	—	—	—	(948)
Share based payments	—	—	10,107	—	—	—	—	—	—	10,107
Warrant issue/exercise	—	(2,498)	—	814	—	—	—	—	—	(1,684)
Strike off of subsidiary	—	(2,728)	—	—	—	—	—	—	2,728	—
Fair value of equity on 8% convertible debt	—	—	—	—	145	—	—	—	—	145
Recognized income and expense:
Foreign currency translation adjustment	—	—	—	—	—	—	—	(575)	—	(575)
Net loss recognized directly in equity	—	—	—	—	—	—	—	(575)	—	(575)
Loss for the year	—	—	—	—	—	—	—	—	(37,800)	(37,800)
Total recognized income and expense	—	—	—	—	—	—	—	(575)	(37,800)	(38,375)
At December 3l, 2007 and January 1, 2008	12,942	147,171	14,931	10,823	145	27,633	(217)	(1,836)	(184,795)	26,797
Share issuances	12,986	17,014	—	—	—	—	—	—	—	30,000
Share issuance costs	—	(3,693)	—	—	—	—	—	—	—	(3,693)
Share based payments	—	—	4,633	—	—	—	—	—	—	4,633
Fair value of option (1)	—	(8,219)	—	—	—	—	—	—	—	(8,219)
Expiration of warrants	—	—	—	(905)	—	—	—	—	905	—
Release of equity on 8% convertible debt	—	—	—	—	(145)	—	—	—	145	—
Recognized income and expense:
Foreign currency translation adjustment	—	—	—	—	—	—	—	(599)	—	(599)
Net loss recognized directly in equity	—	—	—	—	—	—	—	(599)	—	(599)
Loss for the year	—	—	—	—	—	—	—	—	(20,021)	(20,021)
Total recognized income and expense	—	—	—	—	—	—	—	(599)	(20,021)	(20,620)
At December 3l, 2008	25,928	152,273	19,564	9,918	—	27,633	(217)	(2,435)	(203,766)	28,898

The accompanying notes on pages F-7 to F-69 are an integral part of the financial statements.

(1)
Retained earnings include $7.714 million relating to the movement in fair value of the derivative financial liability (see note 24 for further details).  This amount will be transferred to share premium on the conclusion of this option.

Amarin Corporation plc

Company Statement of Changes in Equity for the year ended December 31, 2008

	Share capital	Share premium	Share based payment reserve	Warrant reserve	Equity component of 8% convertible debt	Capital redemption reserve	Foreign currency translation reserve	Retained earnings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
At January 1, 2006	6,778	110,513	2,623	9,620	—	27,633	(235)	(120,842)	36,090
Share issuances	1,212	25,212	—	—	—	—	—	—	26,424
Share issuance costs	—	(2,450)	—	—	—	—	—	—	(2,450)
Share based payments	—	—	2,201	—	—	—	—	—	2,201
Fair value of future investment right	—	3,701	—	—	—	—	—	—	3,701
Warrant issue/exercise	—	(389)	—	389	—	—	—	—	—
Recognized income and expense:
Foreign currency translation adjustment	—	—	—	—	—	—	918	—	918
Net loss recognized directly in equity	—	—	—	—	—	—	918	—	918
Loss for the year	—	—	—	—	—	—	—	(7,352)	(7,352)
Total recognized income and expense	—	—	—	—	—	—	918	(7,352)	(6,434)
At December 31, 2006 and January 1, 2007	7,990	136,587	4,824	10,009	—	27,633	683	(128,194)	59,532
Share issuances	4,952	14,032	—	—	—	—	—	—	18,984
Share issuance costs	—	(950)	—	—	—	—	—	—	(950)
Share based payments	—	—	10,107	—	—	—	—	—	10,107
Warrant issue/exercise	—	(2,498)	—	814	—	—	—	—	(1,684)
Adjustment on asset acquisition	—	—	—	—	—	—	—	(371)	(371)
Fair value of equity on 8% convertible debt	—	—	—	—	145	—	—	—	145
Recognized income and expense:
Foreign currency translation adjustment	—	—	—	—	—	—	149	—	149
Net loss recognized directly in equity	—	—	—	—	—	—	149	—	149
Profit for the year	—	—	—	—	—	—	—	3,034	3,034
Total recognized income and expense	—	—	—	—	—	—	149	3,034	3,183
At December 31, 2007 and January 1 2008	12,942	147,171	14,931	10,823	145	27,633	832	(125,531)	88,946
Share issuances	12,986	17,014	—	—	—	—	—	—	30,000
Share issuance costs	—	(3,693)	—	—	—	—	—	—	(3,693)
Share based payments	—	—	4,633	—	—	—	—	—	4,633
Fair value of option (1)	—	(8,219)	—	—	—	—	—	—	(8,219)
Expiration of warrants	—	—	—	(905)	—	—	—	905	—
Release of equity component of 8% convertible debt	—	—	—	—	(145)	—	—	145	—
Foreign currency translation adjustment	—	—	—	—	—	—	(21,222)	—	(21,222)
Net loss recognized directly in equity	—	—	—	—	—	—	(21,222)	—	(21,222)
Profit for the year	—	—	—	—	—	—	—	1,389	1,389
Total recognized income and expense	—	—	—	—	—	—	(21,222)	1,389	(19,833)
At December 31, 2008	25,928	152,273	19,564	9,918	—	27,633	(20,390)	(123,092)	91,834
The accompanying notes on pages F-7 to F-69 are an integral part of the financial statements

(1)
Retained earnings include $7.714 million relating to the movement in fair value of the derivative financial liability (see note 24 for further details).  This amount will be transferred to share premium on the conclusion of this option.

Amarin Corporation plc

Cash Flow Statements for the year ended December 31, 2008
		Group			Company
	Note	2008	2007	2006	2008	2007	2006
		$’000	$’000	$’000	$’000	$’000	$’000
Cash flows from operating activities
(Loss)/Profit after tax		(20,021)	(37,800)	(26,751)	1,389	3,034	(7,352)
Adjustments:
Depreciation of property, plant and equipment	17	251	217	121	13	20	31
Amortization of intangible assets	16	—	169	674	—	58	232
Impairment of investment in subsidiary	18	—	—	—	—	4,593	—
Impairment of intangible assets	16	—	8,784	—	—	3,707	—
Impairment of property, plant and equipment	17	1	—	235	1	—	151
Impairment of available for sale investment	21	9	3	—	9	3	—
Share based payments	18, 30	4,633	5,001	2,201	830	(640)	2,201
Share based payments — warrants	30	—	275	—	—	275	—
Effect of exchange rate changes on assets/liabilities and other items*		335	(560)	(2,020)	657	(858)	1,867
Interest received	10	(374)	(1,252)	(1,344)	(341)	(1,197)	(1,299)
Interest expense	11	819	176	—	819	176	—
Interest paid on finance leases		4	4	(2)	—	—	—
Decrease/(increase) in other current assets		494	(250)	282	526	10	(75)
(Decrease)/increase in current liabilities		(3,955)	(1,359)	2,690	(1,755)	1,238	(2,408)
(Decrease) in other liabilities		—	—	(49)	—	—	—
Gain on strike off of subsidiaries	18	—	—	—	—	(14,085)	—
(Decrease)/increase in provisions		(106)	797	104	(682)	797	(35)
Fair value gain on derivative financial liability through income statement	10	(9,289)	(397)	—	(9,289)	(397)	—
R&D tax credit	13	(674)	(837)	(799)	—	—	—
Cash expended on operating activities		(27,873)	(27,029)	(24,658)	(7,823)	(3,266)	(6,687)
Tax refund		1,481	750	505	—	—	—
Net cash outflow from operating activities		(26,392)	(26,279)	(24,153)	(7,823)	(3,266)	(6,687)
Cash flows from investing activities
Purchase intangible assets		—	(5,810)	—	—	(5,810)	—
Interest received	10	374	1,252	1,344	341	1,197	1,299
Investment in subsidiaries	18	—	—	—	(19,549)	(22,288)	(19,524)
Purchases of property, plant and equipment		(317)	(415)	(245)	—	(14)	(13)
Net cash inflow/(outflow) from investing activities		57	(4,973)	1,099	(19,208)	(26,915)	(18,238)
Cash flows from financing activities
Proceeds from issue of share capital	28	30,000	9,685	26,424	30,000	9,685	26,424
Proceeds on the issue of convertible debentures	22	—	2,750	—	—	2,750	—
Repayment of convertible debt	22	(2,750)	—	—	(2,750)	—	—
Expenses on issue of share capital		(3,693)	(285)	(2,450)	(3,693)	(285)	(2,450)
Expenses on issue of convertible debentures		—	(20)	—	—	(20)	—
Repayment of finance lease		(12)	(7)	(25)	—	—	—
Net cash inflow from financing activities		23,545	12,123	23,949	23,557	12,130	23,974

Net (decrease)/increase in cash and cash equivalents		(2,790)	(19,129)	895	(3,474)	(18,051)	(951)
Cash and cash equivalents at the beginning of the year		18,303	36,802	33,907	17,298	34,719	33,691
Exchange rate gains on cash and cash equivalents		(1,274)	630	2,000	(1,274)	630	1,979
Cash and cash equivalents at end of year		14,239	18,303	36,802	12,550	17,298	34,719

*
Included in the 2006 comparative figure is an amount of $2,818,000 reflecting the loss arising from the movement in the fair value between January 1, 2006 and the date of settlement, March 15, 2006 of the Future Investment Right negotiated as part of the May 2005 financing.

The accompanying notes on pages F-7 to F-69 are an integral part of the financial statements.

Amarin Corporation plc

Notes to the financial statements for the year ended December 31, 2008

1.           Going concern and basis of preparation

Going concern and liquidity

At December 31, 2008, Amarin had a cash balance of $14.2 million.  On October 19, we announced the completion of a private placement of units for $70 million, see note 35, ”Post balance sheet events”.  Based upon current business activities, the directors forecast Amarin having sufficient cash to fund operations for at least the next 12 months from October 22, 2009.  The directors therefore believe that it is appropriate that these financial statements are prepared on a going concern basis.  This basis of preparation assumes that the Group will continue in operational existence for the foreseeable future.

Basis of preparation

Amarin Corporation plc (formerly Ethical Holdings plc) is a public limited company with its primary stock market listing in the U.S. on the NASDAQ Capital Market. Amarin was originally incorporated in England as a private limited company on March 1, 1989 under the Companies Act 1985, and re-registered in England as a public limited company on March 19, 1993.

Our registered office is located at 110 Cannon Street, London, EC4N 6AR, England. Our principal executive offices are located at First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland and our telephone number is +353−1−6699010. Our principal research and development facility is located in Mystic, Connecticut, USA.

The Consolidated and Parent Company Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“E.U.”) and IFRS as issued by the International Accounting Standards Board (“IASB”) and U.K. Companies Act 2006.

In December 2007 the Securities and Exchange Commission (“SEC”) adopted rules to allow foreign private issuers to file financial statements prepared in accordance with IFRS as issued by the IASB without reconciliation to United States generally accepted accounting principles (“U.S. GAAP”), effective March 4, 2008.  Therefore, we have not prepared reconciliations from IFRS to U.S. GAAP.

The Consolidated and Parent Company Financial Statements are presented in U.S. Dollars rounded to the nearest thousand, being the functional and presentation currency of the Parent Company.  They are prepared on the historical cost basis of accounting as modified by the revaluation of available-for-sale financial assets and derivative financial liabilities at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS as adopted by the E.U. and as issued by the IASB requires the use of certain critical accounting estimates.  It also requires management to exercise its judgment in the process of applying the Group’s accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the Consolidated and Parent Company Financial Statements are disclosed in note 3.

 (a) Interpretations effective in 2008 relevant to the Group

IFRIC 11, “IFRS 2 – Group and treasury share transactions”, provides guidance on whether share-based transactions involving treasury shares or involving Group entities (for example, options over a parent’s shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the Parent and Group companies. This interpretation does not have a material impact on the Group’s financial statements.

(b) Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

At the date of authorization of these financial statements, the following standards, amendments and interpretations to existing standards that are relevant to the Group were in issue but not yet effective or adopted by the Group:

•
Amendment to IFRS 2, “Share-based payment: vesting conditions and cancellations” (effective retrospectively for annual periods beginning on or after January 1, 2009) (the “Amendment to IFRS 2”).  This amendment clarifies the accounting treatment of vesting conditions and cancellations. The Directors have undertaken an initial assessment of the financial effects of applying IFRS 2(R) and the potential impact of this amendment on the 2008 comparative disclosures in the 2009 Annual Report on Form 20-F is expected to be an increase in intangible assets of $1.215 million and correspondingly an increase in the share-based payment reserve of $1.215 million.  Specifically, this arises in respect of the fair value attributable to the Milestone Ib equity-settled share-based payment component of the Ester Neurosciences Limited asset acquisition which occurred on December 5, 2007 (see notes 4 and 35 for details). Under the Amendment to IFRS 2, Milestone Ib is determined to be a non-vesting condition.  Non-vesting conditions are taken into account in measuring the grant date fair value of share-based payments and there is no true-up for differences between expected and actual outcomes in subsequent periods.

•
IAS 23, (Amendment), “Borrowing Costs” (effective from January 1, 2009).  The amendment to the standard requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset.  The option of immediately expensing those borrowing costs will be removed.  The Group will apply IAS 23 (Amended) from January 1, 2009 but it is currently not applicable to the Group as the Group has no borrowings and accordingly there are no qualifying assets;

•
IAS 32 and IAS 1 (Amendment) “Puttable financial instruments and obligations arising on liquidation”, (effective from January 1, 2009).  The amendments require some puttable financial instruments and some financial instruments that impose on the entity an obligation to deliver to another party a pro rata share of net assets of the entity only on liquidation to be classified as equity. The Group will apply IAS 32 and IAS 1 (Amendment) from January 1, 2009 but it is currently not applicable to the Group;

•
IFRS 8, “Operating Segments” (effective from January 1, 2009).  This standard will replace IAS 14 “Segment Reporting”, and will require additional disclosures relating to operating segments than those currently required. The Group will apply this revised standard from the effective date;

•
IAS 36 (Amendment), “Impairment of assets” (effective from January 1, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made. The Group will apply the amendment and provide the required disclosure where applicable for impairment tests from January 1, 2009;

•
IAS 19 (Amendment), “Employee benefits” (effective January 1, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. The distinction between short term and long term employee benefits will be based on whether benefits are due to be settled within or after 12 months of employee service being rendered. IAS 37 “Provisions, contingent liabilities and contingent assets” requires contingent liabilities to be disclosed, not recognized. IAS 19 has been amended to be consistent. The Group will apply IAS 19 (Amendment) from January 1, 2009 but it is currently not applicable to the Group;

•
IFRS 3 (Revised), “Business combinations”, (effective from July 1, 2009).  The standard continues to apply the acquisition method to business combinations, with some significant changes.  These changes include a requirement that all payments to purchase a business are to be recorded at fair value at the acquisition date, with some contingent payments subsequently re-measured through income.  Goodwill may be calculated based on the parent’s share of net assets or it may include goodwill related to minority interest.  All transactions costs will be expensed. The Group will apply this revised standard from the effective date;

•
Amendment to IAS 1 “Presentation of financial statements (Revised)” (effective date from January 1, 2009). This amendment sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. IAS 1 will have an impact on the presentation of the financial statements of the group; however, this is not expected to be significant.

•
Amendment to IAS 27 “Consolidated and Separate financial statements” (effective date July 1, 2009). The objective of this amendment is to enhance the relevance, reliability and comparability of the information that a parent entity provides in its separate financial statements and in its consolidated financial statements for a group of entities under its control. The introduction of this amendment is not expected to be significant.

•
There are a number of minor amendments to IFRS 7, “Financial instruments: Disclosures”, IAS 8 “Accounting policies, changes in accounting estimates and errors”, IAS 10 “Events after the reporting period”, IAS 18, “Revenue” and IAS 34, “Interim financial reporting”, which are part of the IASB’s annual improvements project published in May 2008 (not addressed above). These amendments are unlikely to have a significant impact on the Group’s financial statements and are not expected to be significant.

•
IFRIC Interpretation 15 “Agreements for the construction of real estate” (effective date January 1, 2009), IFRIC Interpretation 17 “Distribution of non cash assets to owners” (effective date July 1, 2009) and IFRIC Interpretation 18 “Transfers of assets from customers” (effective date July, 1 2009) are effective in 2009 but will have no impact on the Groups financial statements.

With the exception of IFRS 2, the Group believe the initial application of these new standards, amendments and interpretations will not have a material impact on the Consolidated and Parent Company Financial Statements.

2. Summary of significant accounting policies

The financial statements have been prepared in accordance with U.K. Companies Act 2006 and applicable international financial reporting standards.  The significant accounting policies adopted by Amarin Corporation plc (“the Group”), have been consistently applied to all years presented unless otherwise indicated and are as follows:

(a) Basis of consolidation

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

Contingent consideration is recognized as an additional cost of an acquisition when it can be measured reliably and it is probable that an outflow of economic benefit will be required.  The fair value of the contingent component is determined at the time of recognition through discounting the amounts payable to their present value.  Contingent consideration for equity settled payments are determined using a Monte Carlo model.

(b) Intangible assets and research and development expenditure

In-process research and development

Acquired in-process research and development (“IPR&D”) is stated at cost less accumulated amortization and impairments.  Acquired IPR&D arising on acquisitions is capitalized and amortized on a straight-line basis over its estimated useful economic life, which is the patent life of the intangible asset.  The useful economic life commences upon generation of economic benefits relating to the acquired IPR&D.

Cost is defined as the amount of cash or cash equivalents paid, or the fair value of other consideration given.  When IPR&D is acquired and the consideration is settled using the company’s equity instruments, the IPR&D is stated at fair value at the date of acquisition.  In cases where the fair value of the IPR&D acquired cannot be measured reliably, the fair value capitalized at the date of acquisition is measured by reference to the fair value of the equity instruments granted as consideration.

Capitalization policy

Costs incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when the following criteria are fulfilled:  completing the asset so it will be available for use or sale is technically feasible; management intends to complete the intangible asset and use or sell it; an ability to use or sell the intangible asset; it can be demonstrated how the intangible asset will generate probable future economic benefits; adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and the expenditure attributable to the intangible asset during its development can be reliably measured.  To date, development expenditures have not met the criteria for recognition of an internally generated intangible asset.

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

Impairment of intangible assets

Intangible assets not yet available for use are not subject to amortization but are tested for impairment annually.  Additionally, assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.  Value in use assumes intangible assets will be developed and generate revenue and cash flows.  Value in use is calculated by discounting the expected future cash flows.  For the purposes of impairment, assets are grouped into cash-generating units and an impairment charge is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups.  Impairment losses are recognized in the income statement.  Impairment losses recognized in respect of cash-generating units are allocated to reduce assets in the unit (group of units) on a pro-rata basis.

An impairment loss may be reversed to the extent that the asset’s original carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.  Non-financial assets that suffer impairment are reviewed for possible reversal of the impairment at each reporting date.

See note 16 for further information.

(c) Exceptional items

Exceptional items are those material items which, by virtue of their size or incidence, are presented separately in the financial statements to enable a full understanding of the Group’s financial performance. Transactions which may give rise to exceptional items include the impairment of intangible assets, litigation, and restructuring of business activities. Judgment is used by the Group in assessing exceptional items.

(d) Foreign currency

Functional and presentation currencies

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).  The Consolidated Financial Statements are presented in U.S. Dollars, which is the Parent Company’s functional and presentation currency.

Transactions and balances

Transactions in foreign currencies are recorded at the average exchange rate prevailing in the month of the transaction.  The resulting monetary assets and liabilities are translated into the appropriate functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are recognized in the income statement.  Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the income statement.

Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

                (i)assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

                (ii)income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

                (iii)all resulting exchange differences are recognized as a separate component of equity.

Monetary items that are receivable or payable to a foreign operation are treated as a net investment in the foreign operation by the Company as settlement is neither planned nor likely to occur in the foreseeable future.  On consolidation, exchange differences arising from the translation of the net investment in foreign operations, are taken to equity.  When a foreign operation is partially disposed or sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

Fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e) Revenue

Revenue from technology licensing to third parties is recognized when earned and non-refundable, through the achievement of specific milestones set forth in the applicable contract, when there is no future obligation with respect to the revenue and receipt of the consideration is probable, in accordance with the terms prescribed in the applicable contract.

 (f) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.  Cost includes expenditures that are directly attributable to the acquisition of the asset.  The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

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

(g) Trade Payables

Trade and other payables are initially recognised at fair value and subsequentially measured at amortized cost, which approximates to fair value given the short nature of these liabilities.

 (h) Investments in subsidiary undertakings

Investments in subsidiary undertakings are shown at cost less any provision for impairment.  Cost includes loans advanced to/received from subsidiary undertakings that are considered to form part of the net investment in the subsidiary undertakings.  Investments in subsidiaries also include the cost of recharges to subsidiary undertakings for share based payment expense incurred by the Parent Company.

(i) Pre-launch costs

Prior to launch of a new pharmaceutical product, the Group may incur significant pre-launch marketing costs.  Such costs are expensed as incurred.

(j) Marketing costs

Marketing costs are expensed as incurred.

(k) Inventories

Inventories are stated at the lower of cost and net realizable value.  Cost is calculated on a first-in, first-out basis and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition (e.g. the purchase price, including import duties, transport and handling costs and any other directly attributable costs, less trade discount).  Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.  Inventory held for research and development is written off when acquired unless capitalized.

(l) Leases

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

(m) Available for sale financial assets

Available for sale financial assets are non-derivative assets that are either designated in this category or not classified in any other category.  Equity securities are classified as available for sale.  They are measured on initial recognition and subsequently at fair value within non-current assets.  Fair value gains or losses are recognized directly in equity.  A significant or prolonged decline in the fair value of the investment below its cost is considered as an indicator that the investment is impaired.

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

(n) Derivative financial liabilities

Derivative Financial liabilities

Derivative financial liabilities on initial recognition are recorded at fair value, being the fair value of consideration received.  They are subsequently held at fair value, with gains and losses arising for changes in fair value recognized in the income statement at each period end.  The Group derecognizes the derivative financial liability, and recognizes a gain in the income statement when its contractual obligations are cancelled or expired.  If the Group issues shares to discharge the liability, the derivative financial liability is derecognized and share premium is recognized on the issuance of those shares.

Where the options and warrants give rise to obligations to issue ordinary shares, other than on the exchange of a fixed amount of cash or another financial asset for a fixed number of shares, they are classified as financial liabilities on the balance sheet.  Where these instruments meet the definition of derivatives they are included at fair value on the balance sheet at each reporting year end, with the resulting unrealized gains or losses being recorded in the income statement.

In both situations, at settlement date the carrying value of the options and warrants are transferred to equity.  The cash proceeds received from shareholders for additional shares are recorded in the share capital and share premium account.

See notes 24 and 29 for further information.

(o) Current and deferred taxation

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is calculated using the liability method, based on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases.  However, the deferred tax is not accounted for as it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities at rates expected to apply in the period when the temporary differences reverse based on the laws that have been enacted or substantively enacted by the reporting date.

 (p) Borrowings

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

 (q) Employee benefits

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

Share based payments

The Group operates an equity-settled, share based payments plan.  The fair value of the employee services received in exchange for the grant of the options is recognized as an expense.  The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions.  Non-market vesting conditions are included in assumptions about the number of options that are expected to vest.  At each balance sheet date, the entity revises its estimates of the number of options that are expected to vest.  It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

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

In transactions where the Group receives goods and services from non-employees in exchange for its equity instruments, the corresponding increase in equity is measured at the fair value of the goods and services received.

(r) Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less and for the purposes of the cashflow statement, bank overdrafts are included within cash and cash equivalents.  Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(s) Provisions and contingencies

A provision is recognized in the balance sheet when there is a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefit will be required to settle the obligation and it is reliably measured.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Included in provisions are onerous leases.

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

See note 26 for further information.

(t) Finance income and costs

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

(u) Share capital

(i)           Ordinary shares

Ordinary shares are classified as equity.  Incremental costs directly attributable to the issue of new ordinary shares, options or warrants are recognized as a deduction from share premium account in equity.

(ii)           Treasury shares

When share capital recognized as equity is repurchased, it is classified as treasury shares, with the amount of the consideration paid, including directly attributable costs, being recognized as a reduction from equity.  When such shares are subsequently re-issued, any consideration received, net of any directly attributable incremental transaction costs, is included in equity.

(iii)           Warrants and options granted in connection with ordinary share issuances

Where at the time of an ordinary share issuance the Group grants shareholders warrants or options to acquire additional shares, the total consideration received is apportioned on a fair value basis between that relating to the issued shares, which is recorded in share capital and share premium account, and the warrants or options.

Where the options or warrants give rise to an obligation for the Group to issue, if called to do so, a fixed number of shares for a fixed amount of money in functional currency terms, then the options or warrants are classified into a separate component in equity.

 (iv)           Preference shares

Issued Preference Shares are classified as equity.  As at December 31, 2007, Amarin had 440,855,934 Preference Shares of £0.05 each forming part of its authorized share capital. On May 16, 2008, pursuant to articles 5 and 6 of the articles of association, the board of directors resolved that:

•	80 of the 5 pence Preference Shares be consolidated and divided into 8 Preference Shares with a nominal value of 50 pence each; and

•	the Preference Shares with a nominal value of 50 pence each to be issued and allotted to subscribers shall be known as “Series A Preference Shares”.

See note 28 for further information on the Preference Shares.

(v) Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its own ordinary shares.  Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period.  Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise convertible debentures, share options and warrants granted.  If the number of ordinary or potential ordinary shares outstanding increases as a result of a capitalization, bonus issue or share split, or decreases as a result of a reverse share split, the calculation of basic and diluted earnings per share for all periods presented shall be adjusted retrospectively.  If these changes occur after the balance sheet date but before the financial statements are authorized for issue, the per share calculations for those and any prior period financial statements presented shall be based on the new number of shares.

(w) Segment reporting

A segment is a distinguishable component of the Group that is engaged in either providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.  The Group’s primary reporting segment is currently based on geographic location.

(x) Capital redemption reserve

The capital redemption reserve is comprised of deferred shares previously in issue, which were cancelled.

(y) Patent costs

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

3.           Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future.  The resulting accounting estimates will, by definition, seldom equal the related actual results.  The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Carrying value of intangible assets

Intangible assets relate to the asset acquisition of Ester Neurosciences Limited on December 5, 2007 (“EN101”).  The carrying value of the intangible asset comprises Amarin Common Stock issued, cash paid and Amarin Common Stock to be issued under the achievement of certain milestones.  The Group used certain judgments when determining the probability and timing of contingent consideration payable.

Intangible assets not yet available for use (i.e. EN101) are not subject to amortization but are tested for impairment annually.  An impairment loss is recognized if the carrying amount of the asset exceeds its recoverable amount.  The recoverable amount is determined using a value in use methodology which is arrived at by discounting the expected future cash flows of the intangible asset. Management judgment is required in forecasting the revenue potential of a successful product, the probability that the product can be developed and the ability to secure a partnering arrangement and in selecting an appropriate discount rate, see note 16 for details for estimates and assumptions relating to the value in use calculation for EN101.

Fair value of derivatives and other financial instruments

Derivative financial liabilities are recorded at fair value on initial recognition, being the fair value of consideration received.  They are subsequently held at fair value, with gains and losses arising for changes in fair value recognized in the income statement at each period end. The fair value of derivative financial liabilities is determined using binomial valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date. See notes 24 and 29 for further information on our valuation techniques and assumptions in fair valuing the Group’s derivative financial liabilities.

Carrying value of investment in subsidiaries

The carrying value of the Company’s investment in subsidiaries is tested when there is a triggering event.  The Company uses the present value of future cash flows of their products to determine whether an impairment provision is required.  These cash flows assume the Company’s products will be approved by the FDA and/or EMEA and will be capable of generating revenues directly for the Group on out-licensing arrangements. Management judgment is required in forecasting the revenue potential of a successful product, the probability that the product can be developed and the ability to secure a partnering arrangement and in selecting an appropriate discount rate. See note 18 for further information.

Going concern

See note 1.

Milestone and royalty payments

Judgement is also required in assessing the cost to Amarin of achieving triggering events such as milestones and settlement of royalty commitments. For the purpose of calculating the cost of investment and R&D expenditure management use their judgment to assess the probability that milestones/royalty commitments will be achieved. To the extent that they are not recognized, milestones and commitments are disclosed as financial commitments in note 32.

Share based payments

The Group operates an equity-settled, share based payments plan and enters into transactions where the consideration is settled with shares.  Management judgment is required in assessing the number of shares expected to vest, and the determination of the fair value of the awards.
See note 30 for further information.

Onerous lease

The group is party to a number of property leases. Where the group vacates premises during the term of the lease, management judgment is required in assessing whether the lease can be successfully sub let and is onerous.

Taxation

The Group is subject to income taxes in a number of jurisdictions. Provisions for tax liabilities require management to make judgments and estimates in relation to tax issues and exposures. Amounts provided are based on management’s interpretation of country specific tax laws and the likelihood of settlement. Where the final outcome is different from the amounts that were initially recorded, such differences will impact the current tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets require management judgment in determining the amount to be recognized. In particular, significant judgment is used when assessing the extent to which deferred tax assets should be recognized, with consideration given to the timing and level of future taxable income in the relevant jurisdiction.

See note 13 for further information.

4.           Asset acquisitions

At the time of acquisition, Ester was accounted for as follows:

On December 5, 2007, Amarin Corporation plc, declared its offer for the shares of Ester Neurosciences Limited (“Ester”) wholly unconditional and on that date acquired 100% of the outstanding Ester shares (the “Acquisition”).  Ester’s principal assets include rights to intellectual property relating to the treatment of Myasthenia Gravis (“MG”).  Ester was accounted for as an asset acquisition and as a result Ester’s net assets were included within the consolidated balance sheets at December 31, 2008 and December 31, 2007.  Since acquisition, the results of Ester from the date of acquisition are included in the income statement for the Company which has been consolidated into the Group income statement.

Purchase price

The purchase price consisted of an upfront payment of $5.191 million in cash and $10 million in common stock and contingent common stock payment of $5 million (which was considered probable) for 100% of the outstanding shares of Ester.  The fair value of the Amarin common stock issued was $9 million.  This was based on the issue of 2.5 million shares and the closing price of Amarin common stock of $3.60, on December 5, 2007, the date of the acquisition.  At the time of acquisition and under the original agreement, the achievement of Milestone Ia was considered to be probable and therefore was recognized as a cost of investment.  In accordance with IFRS 2, ‘Share-based payments’, Milestone Ia is an equity-settled share based payment transaction and has been valued at fair value of the equity instrument at the date of acquisition.  The resulting valuation (using a Monte Carlo model) of $4.8 million has been recognized in share based payment reserve (see note 30) and the corresponding intangible asset.  No amount was recognised in respect of additional milestones due under the original agreement, as their success was not deemed probable.

In June 2009, Amarin amended the Ester Neurosciences Limited (‘Ester’) acquisition agreement entered into in December 2007 with Medica, the former shareholders of Ester. The amendment, which reflects Amarin’s inten-

tion to seek a partner for EN101, provides for the release of Amarin from all research and development diligence obligations contained in the original agreement, with all remaining payment obligations payable by Amarin being made from the income received from potential partners (see below for further details).  In accordance with the terms of the original share purchase agreement further consideration may become payable if the following milestones are achieved:

•
$6 million payable, at Amarin’s option, in cash or shares upon successful completion of Monarsen Phase II MG study program with adequate efficacy and safety data that fully supports the commencement of a Phase III program in the U.S. (Milestone Ib)

•
$6 million payable, in cash, upon successful completion of the U.S. Phase III clinical trial program (to include successful completion of long term studies) enabling NDA filing for Monarsen for MG in the U.S. (Milestone II)

From the date of achieving Milestone Ia, a time limit date is triggered for Milestone II being the date which falls two years following the achievement of Milestone Ib (“Time Limit Date”).  If on the Time Limit Date, Milestone II has not yet been achieved (other than by reason of failure to meet primary endpoints in any Phase III Clinical Study or a delay in completing the U.S. Phase III Clinical Study caused by certain Monarsen-related factors), Amarin will pay the Sellers $3 million in cash with the remaining $3 million being payable whenever Milestone II is achieved.  In addition, if the Milestone Ib Price is greater than or equal to $10, no Time Limit Date will apply.

The preliminary purchase price for the acquisition of 100% of the outstanding shares of Ester is as follows:

$’000
Fair value of Amarin common stock issued	9,000
Fair value of cash paid	5,191
Fair value of Amarin common stock to be issued under Milestone Ia	4,756
Direct acquisition costs	1,340
Total preliminary purchase price	20,287

Under the asset acquisition method of accounting, the fair value of the consideration was allocated to net tangible assets based on their fair value with the remaining balance allocated to intangible assets.

Allocation of the costs of investment to the net assets

	Ester $’000	Adjustments $’000	Acquisition accounting $’000
Intangible assets	—	19,916	19,916
Property, plant and equipment	7	—	7
Net current assets	364	—	364
Net assets acquired	371	19,916	20,287

Consideration

	No. of Shares (‘000)	$	$’000
Fair value of Amarin common stock issued	2,500	3.60	9,000
Cash payment			5,191
Fair value of Amarin common stock to be issued under Milestone Ia			4,756
Direct acquisition costs			1,340
Cost of investment			20,287

The cost of the investment was allocated to the net tangible assets based on their fair value with the remaining balance allocated to intangible assets.  For all asset classes other than intangible assets, no fair value adjustment is required due to the nature of the assets and liabilities acquired and the proximity to settlement for the other current assets and liabilities.

On June 10, 2009 Amarin announced encouraging results from its exploratory Phase 2a study of EN101 in myasthenia gravis.  The completion of Phase 2a is the primary criteria required to achieve Milestone Ia.  The achievement of Milestone Ia was considered probable at time of acquisition and was recognized as part of the cost of investment and is included in the December 2008 balance sheet.

In June 2009, Amarin amended the Ester Neurosciences Limited (‘Ester’) acquisition agreement entered into in December 2007 with Medica, the former shareholders of Ester. The amendment, which reflects Amarin’s intention to seek a partner for EN101, provide for the release of Amarin from all research and development diligence obligations contained in the original agreement, with all remaining payment obligations payable by Amarin being made from the income received from potential partners. If Amarin fail to secure a partnering arrangement with a period of 21 months from the date of the amended agreement, (period can be extended to 27/30 months) Amarin can either reassume its research and development diligence obligations contained in the original agreement (this option expires at the 27 month extension) or at the request of Medica transfer its rights in the share capital of Ester, owner of the EN101 Intellectual property and (referred to in note 16) back to Medica in full. The agreement also extinguishes in full the Company’s obligation to settle the milestone Ia consideration. As part of the amendment and waiver agreement, in August 2009, Amarin issued 1,315,789 shares to the former Ester shareholders. Please see note 35, Post Balance Sheet events for further details.

5.           Analysis by segment

For management purposes the Group is organized into three principal operating divisions based on the geographic operations of the Group:  U.K. and Ireland, US and Rest of World.  The information in the tables below is based on the origin of each segment’s activities and the location of their respective assets and liabilities.

	2008
	UK & Ireland	US	Rest of world	Total
	US$’000	US$’000	US$’000	US$’000
Revenue	—	—	—	—
Operating expenses	(26,062)	(1,420)	(698)	(28,180)
Operating loss	(26,062)	(1,420)	(698)	(28,180)
Finance income	9,622	—	5	9,627
Finance costs	(2,142)	—	—	(2,142)
Loss before taxation	(18,582)	(1,420)	(693)	(20,695)
Tax credit	674	—	—	674
Loss for the year	(17,908)	(1,420)	(693)	(20,021)
Other segment items:
Impairment of property, plant and equipment	1	—	—	1

	2007				2006
	UK & Ireland	US	Rest of world	Total	UK & Ireland	US	Rest of world	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue	—	—	—	—	500	—	—	500
Operating expenses	(40,571)	—	(162)	(40,733)	(28,568)	—	—	(28,568)
Operating loss	(40,571)	—	(162)	(40,733)	(28,068)	—	—	(28,068)
Finance income	2,279	—	—	2,279	3,344	—	—	3,344
Finance costs	(183)	—	—	(183)	(2,826)	—	—	(2,826)
Loss before taxation	(38,475)	—	(162)	(38,637)	(27,550)	—	—	(27,550)
Tax credit	837	—	—	837	779	—	—	799
Loss for the year	(37,638)	—	(162)	(37,800)	(26,751)	—		(26,751)
Other segment items:						—
Impairment of intangible assets	(8,784)	—	—	(8,784)	—	—	—	—
Impairment of property, plant and equipment	—	—	—	—	(235)	—	—	(235)

Revenue in 2006 originated in the U.K. and Ireland to one customer in the U.S.

Assets and liabilities

	2008
	UK & Ireland	US	Rest of world	Total
	US$’000	US$’000	US$’000	US$’000
Segment assets	16,244	263	20,150	36,657
Segment liabilities	(7,485)	(232)	(42)	(7,759)
Net assets	8,759	31	20,108	28,898
Other segment items:
Capital expenditure on property, plant and equipment	243	84	—	327
Depreciation	247	3	1	251

	2007				2006
	UK & Ireland	US	Rest of world	Total	UK & Ireland	US	Rest of world	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Segment assets	22,080	—	20,174	42,254	49,559	—	—	49,559
Segment liabilities	(15,408)	—	(49)	(15,457)	(10,991)	—	—	(10,991)
Net assets	6,672	—	20,125	26,797	38,568	—	—	38,568
Other segment items:
Capital expenditure on property, plant and equipment	444	—	—	444	245	—	—	245
Capital expenditure on intangible assets	—	—	20,287	20,287	—	—	—	—
Depreciation	217	—	—	217	121	—	—	121

The Group operates as one business segment, research and development.

6.           Exceptional operating expenses

	2008	2007	2006
	$’000	$’000	$’000
Impairment of intangible assets	—	8,784	—
Redundancy	367	—	277
Property	—	—	19
Impairment of property, plant and equipment	—	—	235
Total	367	8,784	531

During 2008, we opened our new research and development headquarters in Connecticut, USA. This will result in a reduced headcount at our research and development facility at Oxford, U.K. We have fully provided for redundancy costs that will arise as a result of this relocation.

On April 24, 2007, we announced top-line results from Amarin’s two Phase 3 trials of AMR101 to treat HD.  Study data showed no statistically significant difference in either study between AMR101 and placebo with regard to the primary and secondary endpoints at 6 months of treatment.

While AMR101 may have potential value in HD, central nervous system disorders and other therapeutic indications, due to the results of the Phase 3 trials, it was deemed appropriate to write off the AMR101 intangible asset.

During 2006, we recorded reorganization charges to align the business for maximum efficiency. This resulted in a reduction in headcount, the relocation of the research and development function to Oxford, England from Stirling, Scotland and the consolidation of administrative functions in Dublin, Ireland.

7.           Operating expenses

	Note	2008	2007	**	2006
		$’000	$’000		$’000
Selling, general and administrative expenses
Administrative and general expenses*		5,938	9,794		6,306
Employee benefit expenses		4,731	4,736		3,535
Depreciation of property, plant and equipment		251	217		121
Operating lease expenses		1,120	1,260		820
Amortization of intangible assets		—	169		674
Restructuring costs	6	—	—		531
Share based payments	30	3,186	3,665		1,475
		15,226	19,841		13,462
Impairment of intangible assets	6	—	8,784		—
Total selling, general and administrative expenses		15,226	28,625		13,462
Research and development expenses
General research and development expenses		8,487	8,563		12,831
Employee benefit expenses		2,653	2,209		1,549
Restructuring costs	6	367	—		—
Share based payments	30	1,447	1,336		726
Total research and development expenses		12,954	12,108		15,106
Total operating expenses		28,180	40,733		28,568

Research and development costs include professional and contractor fees, materials and external services.

________________

*
Included in administration and general expenses in 2008 is a provision of $522,000 for an onerous lease on Gemini House, Ely Cambridgeshire. The lease on the property expires in November 2014 and is currently sublet until January 2011.

**
Included in administrative and general expenses in 2007 is a termination payment of $908,000 to a former director and chief executive officer, Mr. Richard Stewart, and a provision of $957,000 relating to the lease of offices at Curzon Street, London, from which Amarin has vacated.

8.	Directors’ emoluments

	2008	2007	2006
	$’000	$’000	$’000
Aggregate emoluments	1,437	3,688	2,097
Group pension contributions to money purchase schemes	47	90	294
	1,484	3,778	2,391

The Group paid or accrued pension contributions to money purchase pension schemes on behalf of three directors for December 31, 2008 (year to December 31, 2007: three directors, year to December 31, 2006:  two directors).

Mr. Groom waived emoluments in respect of the year ended December 31, 2008 amounting to $17,000 (year to December 31, 2007: $50,000, year to December 31, 2006:  $46,000).

Total remuneration of directors (including benefits in kind) includes amounts paid to:

Highest paid director

	2008	2007	*	2006
	$’000	$’000		$’000
Aggregate emoluments	616	1,517		815
Group pension contributions to money purchase schemes	27	60		169
	643	1,577		984

During each of the years ended December 31, 2008, 2007 and 2006 no director exercised options.  During the year ended December 31, 2008 no options were granted to directors (December 31, 2007: 7,500 options were granted to directors; December 31, 2006: 225,500 options were granted to directors).  Options were granted in accordance with the Amarin 2002 Stock Option Plan (see note 29 for further details).

*Included in aggregate emoluments in 2007 was a termination payment of $908,000.

9.           Employee information

The average monthly number of persons (including executive directors) employed by the Group during the year was:

	2008 Number	2007 Number	2006 Number
Marketing and administration	16	17	12
Research and development	11	8	6
	27	25	18

	2008	2007	2006
	$’000	$’000	$’000
Staff costs (for the above persons):
Wages and. salaries	6,331	6,075	4,228
Social security costs	505	566	453
Other pension costs	548	304	403
IFRS 2 share based payment	4,633	5,001	2,201
	12,017	11,946	7,285

At the end of 2008, the Group employed 28 people.

The average monthly number of persons (including executive directors) employed by the Company during the year was:

	2008 Number	2007 Number	2006 Number
Marketing and administration	2	2	3

	2008	2007	2006
	$’000	$’000	$’000
Staff costs (for the above persons):
Wages and salaries	743	677	1,032
Social security costs	9	121	87
Other pension costs	1	68	181
IFRS 2 share based payment	830	1,587	846
	1,583	2,453	2,146

At the end of 2008, the Company employed 1 person.

10.           Finance Income

	2008	2007	2006
	$’000	$’000	$’000
Interest income on short term bank deposits	374	1,252	1,344
Fair value gains on derivative financial liabilities (see notes 24, 29)	9,289	397	—
Foreign exchange (losses)/gains	(36)	630	2,000
	9,627	2,279	3,344

Fair value gains on derivative financial liabilities relate to the movement in the fair value of the December 2007 warrants derivative financial liability and the May 2008 financing derivative financial liability of $1,575,000 and $7,714,000 respectively. For further information see notes 24 and 29.

For the years ended December 31, 2007 and 2006 the foreign exchange gain resulted primarily from the weakening of the U.S. Dollar against sterling.

11.           Finance costs

	2008	2007	2006
	$’000	$’000	$’000
On future investment right	—	—	2,818
On finance leases	4	4	2
Notional interest on 8% convertible debentures (see note 22)	702	176	—
Coupon interest on 8% convertible debentures (see note 22)	117	—	—
Impairment on available for sale investments (see note 21)	9	3	6
Foreign exchange losses	1,310	—	—
	2,142	183	2,826

For the year ended December 31, 2008, finance expense of $2.1 million comprises $1.0 million of foreign exchange losses on sterling cash balances due to the strengthening of the dollar against sterling in the period and $0.3 million of foreign exchange losses on euro cash balances due to the strengthening of the dollar against euro in the period. Amarin holds some of its cash in sterling and euro to fund our expenditures in the U.K. and E.U. and thus have no plans to convert their Sterling cash balances into dollars. Amarin manages foreign exchange risk by holding its cash in the currencies in which the Group expects to incur future cash outflows.

On December 4, 2007 we entered into an agreement to issue three year 8% convertible debentures. The convertible debentures were subsequently redeemed in full in May 2008. The finance cost of $819,000 above includes $702,000 relating to the change in the amortized cost under the effective interest method and $117,000 of coupon interest paid on the 8% convertible debenture. See note 22 for further information.

On March 15, 2006 the future investment right which was granted under the May 2005 financing was settled.  A charge of $2,818,000 was recorded in 2006, being the movement in the fair value of the future investment right from January 1, 2006 to March 15, 2006.

12.           Loss before taxation

	2008	2007	2006
	$’000	$’000	$’000
Loss before taxation is stated after charging/(crediting):
Depreciation/amortization charge for the period:
Intangible assets	—	169	674
Owned property, plant and equipment	226	207	111
Property, plant and equipment held under finance leases	25	10	10
Auditors remuneration:
Auditor’s remuneration for audit of Company and consolidated statutory accounts	282	444	408
Auditor’s remuneration for audit of subsidiaries’ statutory accounts	32	72	69
Auditor’s service for Sarbanes Oxley	—	101	—
Other advisory services	13	52	4
Taxation Compliance services	29	43	19
Taxation Advisory services	117	88	85
Operating lease charges:
Plant and machinery	4	10	21
Other operating lease charges	1,120	1,250	799
Foreign exchange difference	211	(630)	(2,000)

In order to maintain the independence of the external auditors, the Board has determined policies as to what non-audit services can be provided by the Group’s external auditors and the approval processes related to them.

13.           Taxation

	2008	2007	2006
	$’000	$’000	$’000
Tax on loss before taxation:
United Kingdom/Irish corporation tax at 20%:
current year	(674)	(837)	(799)
Total current tax credit	(674)	(837)	(799)
Total tax credit	(674)	(837)	(799)

The following items represent the principal reasons for the differences between corporate income taxes computed at the U.K. statutory tax rate and the total tax charge for the year.

	2008	2007	2006
	$’000	$’000	$’000
Loss before taxation	(20,695)	(38,637)	(27,550)
Loss on ordinary activities multiplied by blended rate of corporate tax of 20%	(4,139)	(11,591)	(8,265)
Expenses not allowable for tax purposes	(1,235)	5,192	1,171
Earnings at passive and CGT rates	194	-	-
Losses carried forward	2,968	-	-
Unrecognized accelerated capital allowances and other timing differences	1,518	5,981	7,320
R&D Tax credit (rate difference)	677	734	1079
Difference between UK/Irish and overseas tax rate	(657)	521	238
Total tax credit	(674)	(837)	(799)

In April 2008, the tax residency of Amarin Corporation plc migrated from UK to Ireland.

The corporate tax rate in the U.K. was 28% prior to the migration of residency to Ireland.  The corporate tax rate in Ireland is 12.5% for profits on trading activities and 25% for non-trading activities.  For the year ended December 31, 2008 the blended tax rate was 20%. The corporate tax rate in UK and Israel is 28% and 27% respectively.

Tax losses carried forward in Amarin Corporation plc at December 31, 2008 were $1,458,000 (December 31, 2007:  $43,866,000) subject to confirmation by Irish tax authorities.  On migration all utilized tax losses ($35,209,000) have been extinguished. Tax losses carried forward in Amarin Neuroscience Limited at December 31, 2008 were $43,369,000 (December 31, 2007:  $43,364,000) subject to confirmation by U.K. tax authorities.

Tax losses carried forward in Amarin Pharmaceuticals Ireland Limited at December 31, 2008 were $16,287,000 (December 31, 2007:  $13,778,000) subject to confirmation by Irish tax authorities.

Tax losses carried forward in Ester Neurosciences Limited at December 31, 2008 were $9,882,000 (December 31, 2007 $9,189,000) subject to confirmation by Israeli tax authorities.

Tax losses carried forward in Amarin Pharmaceutical Inc. at December 31, 2008 were $1,120,000 subject to confirmation by U.S. tax authorities.

Deferred tax (Group)

The Group has unrecognized deferred tax asset as follows:

	2008	2007	2006
	$’000	$’000	$’000
Accelerated capital allowances	(135)	(19,409)	(19,380)
Temporary timing differences	(1,893)	(3,446)	(1,143)
Losses	(17,753)	(32,499)	(26,772)
	(19,781)	(55,354)	(47,295)

The tax residency of Amarin Corporation plc migrated to Ireland in early 2008.  Trading losses not utilized at the date of migration are no longer available for offset against taxable profits.

14.           Profit/(Loss) for the financial period

As permitted by section 408 of the Companies Act 2006, the Company’s Income Statement has not been included in these financial statements.  Of the consolidated loss attributable to the shareholders of Amarin Corporation plc, a profit of $1,389,000 (December 31, 2007: profit of $3,034,000, December 31, 2006:  loss of $7,352,000) has been dealt with in the financial statements of the Company.

15.           Loss per ordinary share

The loss per ordinary share is as follows:

	2008	2007	2006
	$’000	$’000	$’000
Loss for the financial year attributable to ordinary shareholders	(20,021)	(37,800)	(26,751)

	U.S. cents	U.S. cents	U.S. cents
Basic loss per ordinary share	(0.91)	(3.86)	(3.25)
Diluted loss per ordinary share	(0.91)	(3.86)	(3.25)

	Number	Number	Number
Weighted average number of ordinary shares in issue	22,063,974	9,783,595	8,233,705
Dilutive impact of convertible debentures	—	—	—
Dilutive impact of share options and warrants outstanding	—	—	—
Diluted average number of ordinary shares in issue	22,063,974	9,783,595	8,233,705

Basic

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year. In 2008, 20,079 shares (2007 and 2006:  20,079 shares respectively) have been deducted in arriving at the weighted average number of ordinary shares in issue, being the weighted average number of treasury shares for the year.

Diluted

Diluted loss per share is calculated by dividing the loss for the year by the weighted average number of Ordinary Shares outstanding to assume conversion of all potentially dilutive shares.  Potentially dilutive shares, including share options, warrants and convertible debt on an as-if-converted basis. The Group reported a net loss from continuing operations in 2008, 2007 and 2006. None of the Group’s contingently issuable shares were dilutive as they would have decreased the loss per share in all periods. The Group has 4,792,325 contingently issuable shares as at December 31, 2008.  None of the Group’s contingently issuable shares granted since December 31, 2008 are dilutive as they would have decreased the loss per share in all periods.

On January 18, 2008 our Ordinary Shares were consolidated on a one-for-ten basis whereby ten Ordinary Shares of 5p each became one Ordinary Share of 50p. The shares and share information above has been adjusted to reflect this share consolidation.

16.           Intangible assets

Group
IPR&D
$’000
Cost
At January 1, 2006	12,753
Foreign currency adjustment	1,343
At December 31, 2006 and at January 1, 2007	14,096
Acquisitions	19,916
Impairments	(14,096)
At December 31, 2007, January 1, 2008 and December 31, 2008	19,916
Amortization
At January 1, 2006	3,361
Charge for the year	674
Foreign currency adjustment	425
At December 31, 2006 and at January 1, 2007	4,460
Charge for the year	169
Elimination on impairments	(4,629)
At December 31, 2007, January 1, 2008 and December 31, 2008	—
Net book value at December 31, 2008	19,916
Net book value at December 31, 2007	19,916
Net book value at December 31, 2006	9,636
Company
IPR&D
$’000
Cost
At January 1, 2006	5,895
Foreign currency adjustment	1,343
At December 31, 2006 and at January 1, 2007	7,238
Acquisitions	19,916
Impairments	(7,238)
At December 31, 2007, January 1, 2008 and December 31, 2008	19,916
Amortization
At January 1, 2006	2,816
Charge for the year	232
Foreign currency adjustment	425
At December 31, 2006 and at January 1, 2007	3,473
Charge for the year	58
Elimination on impairments	(3,531)
At December 31, 2007, January 1, 2008 and December 31, 2008	—
Net book value at December 31, 2008	19,916
Net book value at December 31, 2007	19,916
Net book value at December 31, 2006	3,765

On December 5, 2007, Amarin Corporation plc declared its offer for the shares of Ester wholly unconditional and on that date acquired 100% of the outstanding Ester shares (the “Acquisition”).  The acquisition was accounted for as an asset acquisition.  In June, 2009, Amarin signed an Amendment and Waiver agreement with the former shareholders of Ester, see note 35 for further information.  On acquisition, the carrying value of the Ester intangible asset (“EN101”) at December 5, 2007 was supported by a discounted future cash flow model.  EN101 is protected by a granted composition of matter patent in the U.S. which extends to 2022.

Impairment of intangible assets

                We reviewed the carrying value of the Ester intangible asset at December 31, 2008 for impairment and no adjustments are required.

Intangible assets not yet available for use (i.e. EN101) are not subject to amortization but are tested for impairment annually.  An impairment loss is recognized if the carrying amount of the asset exceeds its recoverable amount.  The recoverable amount is determined using a value in use methodology which is arrived at by discounting the expected future cash flows of the intangible asset for a 10 year period based on patent life. These cash flows, which reflect the risks and uncertainties associated with the assets, are then discounted at an appropriate rate to net present value.

Net present values involve highly sensitive estimates and assumptions specific to the nature of our activities with regard to:

•	The amount and timing of projected future cash flows;
•	The selected discount rate;
•	The outcome of research and development activities (compound efficacy, results of clinical trials, etc.);
•	The amount and timing of projected costs to develop EN101 into commercially viable products;
•	The probability of obtaining regulatory approval;
•	Long-term sales forecasts; and
•	Sales erosion rates after the end of patent protection and timing of the entry of generic competition.

Factors that could result in shortened useful lives or impairments include:

•	Negative outcome from research and development activities with EN101;
•	Failure to obtain regulatory approval;
• •	Failure to secure a development and marketing partner; Failure to maintain a license from the licensor; and
•	Lower than anticipated future sales for EN101.

We have adopted a uniform method for assessing EN101. Typically three probability-weighted scenarios are used, which reflect the risks and uncertainties associated with the asset.

Discount rates used in these scenarios are based on our weighted average cost of capital, which are then probability adjusted to reflect specific risks associated with our industry.

Due to the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values which are derived using discounting techniques. Key assumptions include:

Discount rate	15%
Probability of success	15 to 30%
Peak penetration rate	49%
Population growth rate	0.4% to 0.6%
Prevalence	14/100,000

Discount rate is based on the weighted average cost of capital to Amarin. Probability of success is based on management’s best estimate of the likelihood that the product will achieve FDA approval, based on the results of its exploratory Phase IIa trial. Peak penetration rate has been estimated using management’s knowledge of the industry and the attributes of the product and alternative treatments on the market.

Population growth and prevalence are based on industry information.

A sensitivity analysis was performed using a discount rate of 20% and resulted in an excess in the recoverable amount of the intangible asset over its carrying amount.  The probability rate could be reduced by in excess of 5% without impairing the asset.

2007 Impairment

On April 24, 2007, we announced top-line results from Amarin’s two Phase 3 trials of AMR101 to treat HD.  Study data showed no statistically significant difference in either study between AMR101 and placebo with regard to the primary and secondary endpoints at 6 months of treatment.  While AMR101 may have potential value in HD, central nervous system disorders and other therapeutic indications, due to the results of the Phase 3 trials, it was deemed appropriate to write off the AMR101 intangible asset.  See note 6 for further information.

Of the impairment of $9,467,000 booked in 2007, $8,784,000 was recognized in the income statement and $683,000 was recognized in the foreign currency translation reserve.

17.           Property, plant and equipment

Group

Cost	Short leasehold	Plant and equipment	Fixtures and fittings	Computer equipment	Total
	$’000	$’000	$’000	$’000	$’000
At January 1, 2006	409	37	192	341	979
Additions	102	11	21	111	245
Disposals	(408)	(33)	(185)	—	(626)
Foreign exchange adjustments	6	1	1	24	32
At December 31, 2006 and at January 1, 2007	109	16	29	476	630
Additions	152	76	8	232	468
Disposals	—	—	—	—	—
Foreign exchange adjustments	3	3	5	19	30
At December 31, 2007 and at January 1, 2008	264	95	42	727	1,128
Additions	—	26	15	286	327
Disposals	—	—	—	(265)	(265)
Foreign exchange adjustments	(18)	(6)	(3)	(48)	(75)
At December 31, 2008	246	115	54	700	1,115
Accumulated depreciation
At January 1, 2006	165	8	111	235	519
Charge for the year	17	13	21	70	121
Eliminated on disposals	(178)	(18)	(128)	—	(324)
At December 31, 2006 and January 1, 2007	4	3	4	305	316
Charge for the year	40	17	12	148	217
Eliminated on disposals	—	—	—	—	—
At December 3l, 2007 and January 1, 2008	44	20	16	453	533
Charge for the year	48	20	16	167	251
Eliminated on disposals	—	—	—	(264)	(264)
At December 31, 2008	92	40	32	356	520
Net book value at December 31, 2008	154	75	22	344	595
At December 31, 2007	220	75	26	274	595
At December 31, 2006	105	13	25	171	314

Plant and equipment includes assets held under finance leases and purchase contracts as follows:

Cost	$’000
At January 1, 2006	33
Disposals	(33)
At December 31, 2006 and January 1, 2007	—
Additions	53
At December 31, 2007 and January 1, 2008	53
Additions	10
At December 31, 2008	63
Accumulated depreciation
At January 1, 2006	8
Charge for the year	10
Disposals	(18)
At December 31, 2006 and January 1, 2007	—
Charge for the year	10
At December 31, 2007 and January 1, 2008	10
Charge for the year	25
Disposals	—
At December 31, 2008	35
Net book value at December 31, 2008	28
At December 31, 2007	43
At December 31, 2006	—

During 2006, we recorded reorganization charges to align the business for maximum efficiency. This resulted in a reduction in headcount, the relocation of the research and development function to Oxford, England from Stirling, Scotland and the consolidation of administrative functions in Dublin, Ireland.  Property, plant and equipment with a net book value of $235,000 was impaired as a result of the relocation of offices to Oxford.

Company

Cost	Short leasehold	Fixtures and fittings	Computer equipment	Total
	$’000	$’000	$’000	$’000
At January 1, 2006	293	95	246	634
Additions	—	—	13	13
Impairments	(293)	(95)	—	(388)
At December 31, 2006 and January 1, 2007	—	—	259	259
Additions	—	8	6	14
At December 31, 2007 and January 1, 2008	—	8	265	273
Additions	—	—	—	—
Impairments	—	—	(265)	(265)
At December 31, 2008	—	8	—	8
Accumulated depreciation
At January 1, 2006	140	85	215	440
Charge for the year	7	5	19	31
Eliminated on impairments	(147)	(90)	—	(237)
At December 31, 2006 and January 1, 2007	—	—	234	234
Charge for the year	—	1	19	20
At December 31, 2007 and January 1, 2008	—	1	253	254
Charge for the year	—	2	11	13
Eliminated on impairments	—	—	(264)	(264)
At December 31, 2008	—	3	—	3
Net book value at December 31, 2008	—	5	—	5
At December 31, 2007	—	7	12	19
At December 31, 2006	—	—	25	25

At December 31, 2007 it was decided to vacate our premises at Curzon Street, London.  Property plant and equipment with a net book value of $1,000 was impaired as a result of the vacation of the property.

The Company had no property, plant or equipment under finance leases at December 31, 2008, 2007 and 2006.

18.           Investments in subsidiaries

Company

Cost	$’000
At January 1, 2006	3,191
Inter company movements during the year	19,524
At December 31, 2006 and January 1, 2007	22,715
Gain on strike off of Amarin Pharmaceuticals Company Limited	15,745
Loss on strike off of Amarin Pharmaceuticals (U.K.) Limited	(1,660)
Loss on impairment of investment in subsidiary	(4,593)
IFRS 2 re-charges to subsidiaries during the period	5,641
Other inter company movements during the year	22,288
At December 31, 2007 and January 1, 2008	60,136
IFRS 2 re-charges to subsidiaries during the period	3,794
Foreign exchange movement	(21,222)
Other inter company movements during the year, primarily funding	19,549
At December 31, 2008	62,257

The company has assessed its investment in subsidiaries for impairment due to the loss making results of those companies for the year ended December 31, 2008. The company uses the present value of future cash flows of their products AMR 101 for Hypertriglyceridemia and EN101  to determine whether an impairment provision is required. These cash flows, which reflect the risks and uncertainties associated with the products, are then discounted to an appropriate net present value.

Disclosures on the impairment test completed for AMR 101 for Hypertriglyceridemia  are described below, EN101 has been described in note 16.

Net present values involve highly sensitive estimates and assumptions specific to the nature of our activities with regard to:

•	The amount and timing of projected future cash flows;
•	The selected discount rate;
•	The outcome of research and development activities (compound efficacy, results of clinical trials, etc.);
•	The amount and timing of projected costs to develop AMR 101 into commercially viable products;
•	The probability of obtaining regulatory approval;
•	Long-term sales forecasts; and
•	Sales erosion rates after the end of patent protection and timing of the entry of generic competition.

Factors that could result in shortened useful lives or impairments include:

•	Negative outcome from research and development activities with AMR 101 for Hypertriglyceridemia
•	Failure to obtain regulatory approval;
•	Failure to secure a development and marketing partner; and
•	Lower than anticipated future sales for AMR 101 for Hypertriglyceridemia.

               We have adopted a uniform method for assessing AMR 101 for Hypertriglyceridemia .. Typically three probability-weighted scenarios are used, which reflect the risks and uncertainties associated with the asset.

Discount rates used in these scenarios are based on our weighted average cost of capital, which are then probability adjusted to reflect specific risks associated with our industry.

Due to the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values which are derived using discounting techniques. Key assumptions include:

Discount rate	15%
Probability of success	<50%
Population growth rate	0.9%
Prevalence	110/1,000,000

Discount rate is based on the weighted average cost of capital to Amarin. Probability of success is based on management’s best estimate of the likelihood that the product will achieve FDA approval.

Population growth and prevalence are based on industry information.

A sensitivity analysis was performed using a discount rate of 20% and resulted in an excess in the recoverable amount of the intangible asset over its carrying amount.

In 2007, the company provided for approximately $4.6 million for impairment on AMR 101 for HD related investments.

Interest in group undertakings at December 31, 2008

	Country of incorporation		Proportion of nominal value of issued share capital held by the
Name of Undertaking	or registration	Description of shares held	Group	Company
			%	%
Amarin Pharma Inc	USA	100 $0.01 ordinary shares	100	100
Amarin Pharmaceuticals Ireland Limited	Ireland	100 €1 ordinary shares	100	100

Amarin Neuroscience Limited	Scotland	4,000,000 £l ordinary shares	100	100
Ester Neurosciences Limited	Israel	1,320,264 NIS 0.01 ordinary shares	100	100
		440,526 NIS 0.01 “A” redeemable convertible preference shares	100	100
		1,212,145 NIS 0.01 “B” redeemable convertible preference shares	100	100

Amarin Finance Limited	Bermuda	11,991 $1 ordinary shares	100	100

Ester Neurosciences Limited was acquired on December 5, 2007 and was accounted for as an asset acquisition (see note 4).

Amarin Pharma Inc was incorporated on August 31, 2007 and began trading in September 2008 as a fully owned subsidiary of Amarin Corporation plc.

               Amarin Finance Limited was incorporated on June 23, 2006 as a fully owned subsidiary of Amarin Corporation plc.

Group undertakings during the year had the following nature of business:

Research and development companies

Amarin Pharma Inc
Amarin Pharmaceuticals Ireland Limited
Amarin Neuroscience Limited
Ester Neurosciences Limited

Non trading companies

Amarin Finance Limited

In 2007 we struck off Ethical Pharmaceuticals (U.K.) Limited and Amarin Pharmaceuticals Company. As a result of their strike off the Company recognized a net gain of $14,085,000 during 2007 due to the forgiveness of inter company loans.

19.           Inventory

	Group			Company
	2008	2007	2006	2008	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000
Raw materials and consumables	782	982	414	—	—	—
Provision	(782)	(982)	(414)	—	—	—
Net realizable value	—	—	—	—	—	—

At December 31, 2008 full provision was made against raw materials and consumables which comprise AMR101 for commercial use.  An amount of $782,000 was expensed to the income statement in 2008 relating to the provision against AMR101 raw materials and consumables.

20.           Other current assets

	Group			Company
	2008	2007	2006	2008	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000

Current tax receivable	674	1,704	1,617	—	—	—

Other current assets
Other debtors	666	840	456	307	625	271
Prepayments and accrued income	561	881	716	226	434	499
	1,227	1,721	1,172	533	1,059	770

Current tax receivable relates to tax credits for research and development held within Amarin Neuroscience Limited.

No provision or charge against bad or doubtful debts has been made during 2008, 2007 or 2006.

The fair value of other debtors is not materially different than their carrying values.

21.           Available for sale investments

Fair value	$’000
At January 1, 2006	24
Impairments recorded in the income statement	(6)
At December 31, 2006	18
Impairments recorded in the income statement	(3)
At December 31, 2007	15
Impairments recorded in the income statement	(9)
At December 31, 2008	6

The Group holds an investment in Antares Pharma Inc. (“Antares”) (formerly Medi-Ject Corporation), which is listed on the American Stock Exchange (AMEX) in the United States.  At December 31, 2008, the market value of this investment was $6,000 (December 31, 2007: $15,000, December 31, 2006:  $18,000).

22.           Borrowings

On December 4, 2007, the company entered into an agreement to issue $2,750,000 8% convertible debentures. Under the agreement, mandatory redemption is required if a financing takes place. The fair value of the liability component was valued at $2,055,000 at December 31, 2007. In May 2008, the Group raised gross proceeds of $30,000,000 as part of a private placement of Ordinary Shares. As a result of the May financing  the outstanding amount on the convertible debentures was settled in full.

Group and Company

	2008	2007	2006
	$’000	$’000	$’000
Gross proceeds of convertible debentures .issued	—	2,750	—
Liability component at the date of issue	—	(2,055)	—
Equity and warrants component	—	695	—
Attributable to:
Fair value of warrants component	—	550	—
Fair value of equity component	—	145	—
Liability component	—	695	—

The difference between the carrying amount of the liability component at the date of issue and the amount reported in the balance sheet at December 31, 2007 represents the change in amortized cost under the effective interest rate method.  The fair value of the liability component was calculated using three years based on the terms of the contract.  Transaction costs of $217,000 were allocated to the liability and equity component based on the relative fair values of these components on the date of issue.  The contract was settled in May 2008.

23.           Accrued and other liabilities
	Group			Company
	2008	2007	2006	2008	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000
Trade creditors	1,955	3,462	2,096	447	841	396

Current liabilities
Obligations under finance leases	13	10	—	—	—	—
Corporation tax payable	—	—	94	—	—	94
Other taxation and social security payable	125	180	153	—	60	45
Other creditors	197	206	162	79	86	129
Accruals and deferred income	3,447	6,337	8,216	1,485	3,284	1,546
	3,782	6,733	8,625	1,564	3,430	1,814

Included in accruals and deferred income is an amount for $724,000 which relates to termination payments (December 31, 2007: $941,000).

24.           Other current derivative financial liabilities

We completed a private placement of Ordinary Shares to institutional investors and certain current and former directors in May 2008 (“the first tranche”). The investors had option to participate in a further financing (“the second tranche”) dependent on the Company achieving certain business milestones (“the option”). The amount subscribed for in the first tranche is split between an equity component and an option to subscribe for an additional amount up to $30,000,000 (see note 29 for further information).

The option was fair valued at $8,219,000 on May 13, 2008, the date of the Share Purchase Agreement and $504,000 at December 31, 2008. During the year ended December 31, 2008 we recognized a gain of $7,714,000 in finance income, being the movement in the fair value of the option from the date of the financing to December 31, 2008.

	Group			Company
	2008	2007	2006	2008	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000

Derivative financial liabilities
In respect of financing option	504	—	—	504	—	—
In respect of warrants (see note 29)	533	—	—	533	—	—
	1,037	—	—	1,037	—	—

The fair value of the option at December 31, 2008 to acquire additional shares has been calculated by the company using a Monte Carlo Option Pricing Model.

The following assumptions were used to estimate the fair value of the option:

	At December 31, 2008 $’000	At May 13, 2008 $’000

Share price	$0.71	$2.63
Share price volatility	131%	90%
Risk free interest rate	0.041%	2.2%
Dividend yield	-	-
Expected period before shares are issued	0.16 years	0.55 years

25.           Other liabilities

	Group			Company
	2008	2007	2006	2008	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000
Obligations under finance leases	24	36	—	—	—	—

Analysis of repayments

The future minimum lease payments to which the Group and the Company are committed under finance leases are as follows:

	Group			Company
	2008	2007	2006	2008	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000
Not later than one year	13	13	—	—	—	—
Later than one year and not later than five years	26	40	—	—	—	—
Less: future finance charges on finance leases	(3)	(7)	—	—	—	—
	36	46	—	—	—	—
Less: current maturities	(12)	(10)	—	—	—	—
Long term maturity	24	36	—	—	—	—

Finance lease liabilities are in respect of office equipment with lease terms of five years.  Finance lease liabilities are effectively secured obligations, as the rights to the leased asset revert to the lessor in the event of default.  The fair value of the finance lease liabilities is not materially different to their carrying value.

26.           Provisions

Group

	Onerous lease	National insurance	Total
	$’000	$’000	$’000
At January 1, 2006	220	15	235
Charged to the income statement	—	218	218
Released to the income statement	(69)	(114)	(183)
At December 31, 2006	151	119	270
Charged to the income statement	957	—	957
Released to the income statement	(41)	(119)	(160)
At December 3l, 2007	1,067	—	1,067
Charged to the income statement	522	—	522
Released to the income statement	(428)	—	(428)
Foreign exchange movement	(200)	—	(200)
At December 3l, 2008	961	—	961

At December 31, 2008 provisions due within one year was $334,000 (December 31, 2007: $461,000, December 31, 2006:  $160,000).  Provisions greater than one year were $627,000 (December 31, 2007: $606,000, December 31, 2006:  $110,000).
Onerous lease

At December 31, 2007 it was decided to vacate our premises at Curzon Street, London.  We are obliged to pay rent, service charges and rates to the end of the lease which expires on March 20, 2010.  We have fully provided for these costs.

In December 2005 we had a lease at a premises in Ely, Cambridgeshire which became onerous.  We are obliged to pay rent, service charges and rates to the end of the lease which expires in November 2014.  The premises are sublet to January 2011. At December 31, 2008 it was decided to provide for the period post January 2011 to the date of expiration of the lease.

National insurance

The provision for employer’s National Insurance contributions relates to amounts due on the exercise of certain share options held by employees which will accumulate over the vesting period of the relevant options.  Due to the decline in the share price during the year, there is no provision for National Insurance at December 31, 2008 and December 31, 2007.

Company

	Onerous lease	National insurance	Total
	$’000	$’000	$’000
At January 1, 2006	220	15	235
Charged to the income statement	—	218	218
Released to the income statement	(69)	(114)	(183)
At December 31, 2006	151	119	270
Charged to the income statement	957	—	957
Released to the income statement	(41)	(119)	(160)
At December 3l, 2007	1,067	—	1,067
Charged to the income statement	—	—	—
Released to the income statement	(497)	—	(497)
Foreign exchange movement	(185)	—	(185)
At December 3l, 2008	385	—	385

At December 31, 2008 provisions due within one year was $308,000 (December 31, 2007: $461,000, December 31, 2006:  $160,000).  Provisions greater than one year was $77,000 (December 31, 2007: $606,000, December 31, 2006:  $110,000).

At December 31, 2007 it was decided to vacate our premises at Curzon Street, London.  We are obliged to pay rent, service charges and rates to the end of the lease which expires on March 20, 2010.  We have fully provided for these costs.

During 2008 the Company assigned the lease for the premises in Ely, Cambridgeshire to Amarin Neuroscience Ltd a wholly owned subsidiary of the Company.

27.           Financial risk management

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

The Group has available financial instruments including finance leases, cash and other liquid resources, and various items, such as receivables, trade payables, that arise directly from its operations.

Capital risk management

The Group’s objective when managing its capital structure is to safeguard the Group’s ability to continue as a going concern. The company raises capital through the issuance of shares.  Please refer to note 28 for further details on the Group’s issued share capital.

The balance sheet position at December 31, 2008 is not representative of the position throughout the period as cash and shares fluctuate considerably depending on when fund-raising activities have occurred. The highest cash balance during the year was $28,208,000 and lowest was $4,850,000.

Liquidity risk

The Group has historically financed its operations through a number of equity finances and convertible debentures.  The Group has, where possible, entered into borrowing facilities in order to protect short term liquidity.  More recently, Amarin has raised finance by offerings of ordinary shares and intends to obtain additional funding through earning license fees from existing and new partners for its drug development pipeline, the receipt of proceeds from the exercise of outstanding warrants and options and/or completing further equity-based financings.

The table below analyses the Group and Company’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date.  With the exception of borrowings, all the amounts disclosed in the table are equal to their carrying balances as the impact of discounting is not significant.  The amounts disclosed for borrowings are the contractual undiscounted cash flows and hence will not agree to the amount disclosed on the balance sheet.  Additional disclosure on the Group's liquidity position has been provided in note 35 which outlines how the Group obtained bridge finance post year end.

Group

At December 31, 2008	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	$’000	$’000	$’000	$’000
Borrowings (see note 22)	—	—	—	—
Trade and other payables (see note 23)	5,724	—	—	—
Finance Leases (see note 25)	12	12	12	—
Derivative financial instruments (see notes 24 and 29)	1,037	—	—	—

All borrowings were repaid during 2008. See note 22 for details.

At December 31, 2007	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	$’000	$’000	$’000	$’000
Borrowings	220	220	2,970	—
Trade and other payables	10,187	—	—	—
Finance Leases	13	13	27	—
Derivative financial instruments	—	2,108	—	—

At December 31, 2006	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	$’000	$’000	$’000	$’000
Trade and other payables	10,627	—	—	—

Company

At December 31, 2008	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	$’000	$’000	$’000	$’000
Trade and other payables	2,011	—	—	—
Derivative financial instruments	1,037	—	—	—

At December 31, 2007	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	$’000	$’000	$’000	$’000
Borrowings	220	220	2,970	—
Trade and other payables	4,271	—	—	—
Derivative financial instruments	—	2,108	—	—

At December 31, 2006	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	$’000	$’000	$’000	$’000
Borrowings	—	—	—	—
Trade and other payables	2,115	—	—	—

Credit risk

The Group and Company is exposed to credit-related losses in the event of non-performance by third parties to financial instruments.  Credit risk arises predominantly from cash and cash equivalents, including deposits with banks.  For our principal banks and institutions, only independently rated parties with a minimum rating of ‘A’ are accepted.  At year end, all principal banks used by the Group and Company are ‘A’ rated.

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

Financial liabilities

The Group’s financial liabilities in 2008 comprised trade and other payables, derivative financial instruments and finance leases.

	2008
	Floating Rate	Fixed Rate	Non Interest Bearing	Total
	$000	$000	$000	$000
Sterling	—	37	2,266	2,303
Euro	—	—	1,852	1,852
U.S. Dollar	—	—	2,641	2,641
NIS	—	—	2	2
Total	—	37	6,761	6,798

The Group’s financial liabilities in 2007 and 2006 comprised trade and other payables, borrowings, derivative financial instruments and finance leases.

	2007				2006
	Floating Rate	Fixed Rate	Non Interest Bearing	Total	Floating Rate	Fixed Rate	Non Interest Bearing	Total
	$000	$000	$000	$000	$000	$000	$000	$000
Sterling	—	46	5,144	5,190	—	—	6,795	6,795
Euro	—	—	2,290	2,290	—	—	1,300	1,300
U.S. Dollar	—	2,750	4,812	7,562	—	—	2,532	2,532
NIS	—	—	49	49	—	—	—	—
Total	—	2,796	12,295	15,091	—	—	10,627	10,627

The Company’s financial liabilities comprised trade and other payables, borrowings, derivative financial instruments and finance leases.

	2008
	Floating Rate	Fixed Rate	Non Interest Bearing	Total
	$000	$000	$000	$000
Sterling	—	—	585	585
Euro	—	—	615	615
U.S. Dollar	—	—	1,848	1,848
Total	—	—	3,048	3,048

	2007				2006
	Floating Rate	Fixed Rate	Non Interest Bearing	Total	Floating Rate	Fixed Rate	Non Interest Bearing	Total
	$000	$000	$000	$000	$000	$000	$000	$000
Sterling	—	—	1,972	1,972	—	—	1,833	1,833
Euro	—	—	813	813	—	—	130	130
U.S. Dollar	—	2,750	3,594	6,344	—	—	152	152
Total	—	2,750	6,379	9,129	—	—	2,115	2,115

Market risk/interest rate risk profile of financial assets

The Group’s financial assets comprise cash, other receivables, short-term deposits and available for sale investments.

	2008
	Floating Rate	Fixed Rate	Non Interest Bearing	Total
	$000	$000	$000	$000
Sterling	2,247	—	197	2,444
Euro	5,070	—	57	5,127
U.S. Dollar	3,928	3,000	184	7,112
NIS	—	—	—	—
Total	11,245	3,000	438	14,683

	2007				2006
	Floating Rate	Fixed Rate	Non Interest Bearing	Total	Floating Rate	Fixed Rate	Non Interest Bearing	Total
	$000	$000	$000	$000	$000	$000	$000	$$000
Sterling	9,046	—	343	9,389	23,773	—	288	24,061
Euro	606	—	46	652	5,102	—	50	5,152
U.S. Dollar	8,666	—	79	8,745	7,945	—	115	8,060
NIS	—	—	57	57	—	—	—	—
Total	18,318	—	525	18,843	36,820	—	453	37,273

The Company’s financial assets comprise cash, other receivables, short-term deposits and available for sale investments.

	2008
	Floating Rate	Fixed Rate	Non Interest Bearing	Total
	$000	$000	$000	$000
Sterling	1,225	—	23	1,248
Euro	4,934	—	2	4,936
U.S. Dollar	3,397	3,000	54	6,451
Total	9,556	3,000	79	12,635

	2007				2006
	Floating Rate	Fixed Rate	Non Interest Bearing	Total	Floating Rate	Fixed Rate	Non Interest Bearing	Total
	$000	$000	$000	$000	$000	$000	$000	$000
Sterling	8,950	—	176	9,126	22,635	—	133	22,768
Euro	173	—	1	174	4,638	—	14	4,652
U.S. Dollar	8,189	—	79	8,268	7,464	—	115	7,579
Total	17,312	—	256	17,568	34,737	—	262	34,999

The floating rate financial assets comprise cash balances.  The majority of cash is generally held in floating rate accounts earning interest based on relevant national LIBID equivalents. The fixed rate financial asset represents amounts out on short term deposit.

Market Risk

Interest sensitivity analysis

If interest rates had been 50 base points higher/lower and all other variables were constant, loss/equity for the year ended December 31, 2008 would decrease/increase by $79,000 (2007: decrease/increase by $119,000, 2006:  decrease/increase by $166,000).  This is attributable to the Group and Company’s exposure to interest rates on its cash balances.

Foreign currency risk profile

The Group and Company undertakes certain transactions denominated in foreign currencies.  Hence, exposures to exchange rate fluctuations arise.

The carrying amounts of the Group’s foreign currency denominated monetary assets and liabilities at year ended December 31, 2008 are as follows:

	Financial Assets	Financial Liabilities
	$’000	$’000
Sterling	2,444	2,303
Euro	5,127	1,852
NIS	—	2
	7,571	4,157

The carrying amounts of the Group’s foreign currency denominated monetary assets and liabilities at year ended December 31, 2007 are as follows:

	Financial Assets	Financial Liabilities
	$’000	$’000
Sterling	9,389	5,190
Euro	652	2,290
NIS	57	49
	10,098	7,529

The carrying amounts of the Group’s foreign currency denominated monetary assets and liabilities at year end December 31, 2006 are as follows:

	Financial Assets	Financial Liabilities
	$’000	$’000
Sterling	24,061	6,795
Euro	5,152	1,300
NIS	—	—
	29,213	8,095

The carrying amounts of the Company’s foreign currency denominated monetary assets and liabilities at year end December 31, 2008 are as follows:

	Financial Assets	Financial Liabilities
	$’000	$’000
Sterling	4,936	585
Euro	1,248	615
	6,184	1,200

The carrying amounts of the Company’s foreign currency denominated monetary assets and liabilities at year end December 31, 2007 are as follows:

	Financial Assets	Financial Liabilities
	$’000	$’000
Sterling	9,126	1,972
Euro	174	813
	9,300	2,785

The carrying amounts of the Company’s foreign currency denominated monetary assets and liabilities at year end December 31, 2006 are as follows:

	Financial Assets	Financial Liabilities
	$’000	$’000
Sterling	22,768	1,833
Euro	4,652	130
	27,420	1,963

Foreign currency sensitivity analysis

The Group and Company are mainly exposed to euro and sterling.  The following table details the group’s sensitivity to a ten per cent strengthening of the U.S. Dollar against euro and Sterling.

	Impact on Profit or Loss of the Group 2008	Impact on Profit or Loss of the Group 2007	Impact on Profit or Loss of the Group 2006*
	$’000	$’000	$’000
Sterling	14	420	1,727
Euro	327	164	385
NIS	—	1	—

The following table details the company’s sensitivity to a ten per cent increase and decrease in the unit of currency.

	Impact on Profit or Loss of the Company 2008	Impact on Profit or Loss of the Company 2007	Impact on Profit or Loss of the Company 2006*
	$’000	$’000	$’000
Sterling	435	715	2,094
Euro	63	64	452

*    This is mainly attributable to the exposure outstanding on sterling and euro.

The Group and Company expect the primary currency to continue to be U.S. Dollars as the level of U.S. Dollar denominated financial assets and liabilities, including cash balances, increases as a result of future equity financings and/or license fees from partnering its drug development pipeline.  We hold, and will continue to hold funds in currencies other than the U.S. Dollar, principally pounds sterling and euro to meet future expenditure requirements.

Fair values of financial assets and liabilities

The fair values of financial assets and liabilities have been established using the market rate where available. There is no significant difference between the fair value and the carrying value of the Group’s financial assets and liabilities as at December 31, 2008.

At December 31, 2008, 2007 and 2006, the Group had no overdraft facilities.  The Group has no undrawn committed borrowing facilities as at December 31, 2008.

28.           Called-up share capital

	2008	2007	2006
Authorized	$’000	$’000	$’000
155,911,406 ordinary shares of £0.50 each (155,911,406 ordinary shares of £0.50 each December 31, 2007 and December 31, 2006)	125,319	125,319	125,319
8 “Series A” preference shares of £0.50 each (December 31, 2007 and December 31, 2006: nil “Series A” preference shares of £0.50 each)	—	—	—
440,855,854 preference share of £0.05 each (December 31, 2007 and December 31, 2006: 440,855,934 preference shares of £0.05 each)	40,566	40,566	40,566
	165,885	165,885	165,885
Allotted, called up and fully paid
8 “Series A” preference shares of £0.50 each (December 31, 2007 and December 31, 2006: nil “Series A” preference shares of £0.50 each)	—	—	—
27,046,716 Ordinary Shares of £0.50 each (December 31, 2007: 13,905,737 Ordinary Shares of £0.50 each; December 31, 2006: 9,068,423 Ordinary Shares of £0.50 each)	25,928	12,942	7,990

Share consolidation

On January 18, 2008, our Ordinary Shares were consolidated on a one-for-ten basis whereby ten Ordinary Shares of £0.05 each became one Ordinary Share of £0.50. Unless otherwise specified, all shares and share related information (such as per share information) in these financial statements have been adjusted to give effect to this one-for-ten Ordinary Share consolidation.

Issue of share capital

In January 2008, the Company issued 97,500 Ordinary £0.50 Shares pursuant to an agreement with ProSeed Capital Holdings.

In May 2008, the Company issued 13,043,479 Ordinary £0.50 Shares in a private placement of equity in consideration for $30,000,000 (nominal value $12,889,000) to institutional investors and certain current and former directors, the proceeds of which were used to fund the combined operations of the Amarin Group.

The investors also had an option to participate in a further financing for up to $30,000,000 upon the completion of certain business milestones (see note 35 for further information).

In April 2007, the Company issued 42,000 shares due to the exercise of warrants of nominal value $42,000 in aggregate for the total consideration of $600,600.  These warrants were issued as part of the financing completed in December 2005.

On June 1, 2007, the Company issued a total of 615,633 ordinary £0.50 shares in consideration for $3,700,000 (nominal value $610,000) and warrants to purchase 61,559 shares with an exercise price of $7.20 per share in a registered direct offering, the proceeds of which were used to fund the combined operations of the Amarin Group.

On June 1, 2007, the Company and an affiliate of a former shareholder, Southridge Capital, entered into an equity line of credit agreement.  A one time fee of $300,000 was paid to Southridge in connection with the agreement through the issuance of 49,916 ordinary shares (nominal value $49,000).  The agreement provides Amarin with the option to draw down up to a total of $15.0 million of additional equity funding from time to time over a three year period.  The amounts to be drawn down under the equity line of credit agreement are influenced by the share price at the time of issue and traded share volumes in the valuation period.  As of December 31, 2008, no amounts have been drawn down on this facility.

On December 5, 2007, the Company issued a total of 1,629,086 ordinary £0.50 shares in consideration for $5,376,000 (nominal value $1,677,000) and warrants to purchase 1,043,704 shares with an exercise price of $4.80 per share in a registered direct offering, the proceeds of which will be used to fund the combined operations of the Amarin Group. Per the warrant agreement, if at any time prior to December 6, 2009, the Company issues Ordinary Shares, securities convertible into ADSs or Ordinary Shares, warrants to purchase ADSs or Ordinary Shares or options to purchase any of the foregoing to a third party (other than any Exempt Issuance) at a price that is less than, or converts at a price that is less than, $3.66 (such lesser price, the “Down-round Price”), then the Exercise Price shall be adjusted to equal 130% of the Down-round Price.  On May 14, 2008, we announced a private placement of Ordinary Shares for up to $60.0 million.  The first tranche from investors of $30.0 million closed on May 19, 2008 (see note 28 for further details).  These warrants have therefore been re-priced to $2.99 per share from their original grant price of $4.80 per share. On October 16, 2009, $3.6 million convertible bridge loan notes converted at $0.90 per share (see note 35 for further details).  These warrants have therefore been re-priced again, to $1.17 per share.

On December 4, 2007, the Company issued a total of 2,500,000 ordinary £0.50 shares in consideration for the acquisition of Ester Neurosciences Limited (nominal value $2,574,000).  See note 4 for further information.

In the twelve months to December 31, 2007, the Company issued 666 shares due to the exercise of share options of nominal value $600 in aggregate for a total consideration of $8,000.

On January 23, 2006, the Group issued a total of 84,000 ordinary £0.50 shares in consideration for $2,100,000 (nominal value of $75,000) in a private equity placement, the proceeds of which were used to fund the combined operations of the Amarin Group.

On March 31, 2006 the Group issued 238,310 ordinary £0.50 shares in consideration for $4,171,000 (nominal value $207,000) raised in a registered direct financing which was completed pursuant to pre-existing contractual commitments arising from a previously completed financing in May 2005, the proceeds of which were used to fund the combined operations of the Amarin Group.

On October 23, 2006 the Group issued 896,551 ordinary £0.50 shares in consideration for $18,738,000 (nominal value $845,000) raised in a private offering of equity, the proceeds of which were used to fund the combined operations of the Amarin Group.

In the twelve months to December 31, 2006, the Group issued 69,456 shares due to the exercise of share options of nominal value $62,000 in aggregate for a total consideration of $1,037,000.

In the twelve months to December 31, 2006, the Group issued 25,178 shares due to the exercise of warrants of nominal value $23,000 in aggregate for a total consideration of $360,000.  These warrants were issued as part of the financing completed in December 2005.

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

The Series A Preference Shares

Eight Series A Preference Shares have been designated for issuance and were issued to certain investors in the private placement in May 2008. On October 16, 2009, the eight Series A Preference Shares converted to Ordinary Shares as a result of a private placement of ADSs. (See note 35 for further details)

Pursuant to the rights of the Series A Preference Shares, the consent of the holders of at least two-thirds of the Series A Preference Shares is required to increase the number of members on our Board to more than eight (8) or, after the time the additional director described below is required to be added to the Board, to more than nine (9).  Holders of the Series A Preference Shares are entitled to elect four (4) members to our Board (the “Series A Directors”).  In voting for the Series A Directors other than at a general meeting of shareholders, the voting power of the Series A Preference Shares will be determined pro rata among the holders thereof based on each such holder’s ownership of Ordinary Shares as a percentage of all Ordinary Shares owned by the Series A Holders.  In voting for the Series A Directors at a general meeting, each holder of Series A Preference Shares will be entitled to a number of votes equal to (x) five (5) times the number of Ordinary Shares then outstanding times (y) such holder’s percentage ownership of all the Ordinary Shares owned by the Series A Holders.  Except as described herein, the Series A Preference Shares do not entitle holders thereof to vote at general meetings of shareholders.

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

The majority of the Series A Directors also have the right to approve the composition of any committee of the Board, so long as such committee has an equal number of Series A Directors and directors who are not Series A Directors.  Consent of the majority of the Series A Directors will be required in order to change the quorum necessary for transaction of business by the Board to any number other than six (6), comprising three (3) Series A Directors and three (3) directors who are not Series A Directors.

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

29.           Options and warrants over shares of Amarin Corporation plc

Number of share options outstanding over £0.50 Ordinary Shares *	Note	Date option Granted	Exercise price per Ordinary Share *	Number of share options repriced at US$2.29 per Ordinary Share *
			US$	(Note 21)
1,000	3	07-Apr-00	30.00	—
1,000	1	19-Feb-01	61.25	—
4,500	3	04-Jun-01	86.50	—
1,500	3	02-Jul-01	100.00	—
600	3	27-Jul-01	128.80	—
2,150	3	23-Jan-02	176.50	—
1,500	15	23-Jan-02	176.50	—
8,000	5	18-Feb-02	132.60	—
2,000	4	01-May-02	197.00	—
1,500	4	01-May-02	213.00	—
500	4	19-Jul-02	88.10	—
1,500	4	05-Sep-02	33.30	—
6,000	4	06-Nov-02	34.60	—
3,000	4	06-Nov-02	31.00	—
2,666	5	06-Nov-02	31.00	—
1,500	15	06-Nov-02	31.00	—
6,593	5	24-Feb-03	31.70	—
4,000	6	24-Feb-03	31.70	—
4,000	2	29-Apr-03	28.20	—
1,000	4	02-Jul-03	33.70	—
7,000	3	21-Nov-03	23.80	—
37,500	3	07-Jul-04	8.50	—
4,000	2	21-Jul-04	8.40	—
5,500	3	21-Jul-04	8.40	—
5,000	3	21-Jul-04	8.40	—
2,500	15	21-Jul-04	8.40	—
4,000	3	08-Oct-04	12.50	—
1,912	7	08-Oct-04	12.50	—
16,999	8	08-Oct-04	12.50	—
2,000	2	29-Nov-04	24.00	—
10,000	3	28-Feb-05	30.40	—
10,000	9	28-Feb-05	30.40	—
35,000	10	28-Feb-05	30.40	—
1,000	3	28-Mar-05	24.30	—
20,000	11	10-Jun-05	13.00	—
6,000	2	28-Jun-05	10.90	—
10,000	3	28-Jun-05	10.90	—

20,000	12	28-Jun-05	10.90	—
2,000	3	13-Jul-05	13.70	—
2,000	3	01-Sep-05	14.40	—
1,000	3	09-Sep-05	14.20	—
2,000	3	20-Sep-05	14.90	—
10,000	18	27-Sep-05	15.00	—
1,000	13	28-Oct-05	13.80	—
32,500	14	02-Dec-05	11.60	—
1,000	3	12-Dec-05	11.80	—
4,000	3	11-Jan-06	13.50	—
8,000	15	11-Jan-06	13.50	—
38,100	3	12-Jan-06	15.30	—
5,000	19	12-Jan-06	15.30	—
20,000	3	16-Jan-06	19.50	—
8,000	3	27-Jan-06	27.20	—
10,000	3	03-Feb-06	34.60	—
2,000	3	20-Mar-06	32.60	—
3,000	2	07-Apr-06	28.60	—
4,000	3	05-May-06	29.50	—
2,000	3	06-Jun-06	23.80	—
1,000	3	10-Jul-06	24.00	—
1,000	3	28-Jul-06	24.50	—
333	16	20-Sep-06	26.50	—
1,000	3	25-Oct-06	22.30	—
236,666	6,21	08-Dec-06	4.40	236,666
8,000	15,21	08-Dec-06	4.40	8,000
833	16,21	08-Dec-06	4.40	833
25,000	19,21	08-Dec-06	4.40	25,000
2,000	6,21	08-Jan-07	4.40	2,000
2,000	6,21	12-Feb-07	4.40	2,000
2,000	6,21	19-Feb-07	4.40	2,000
2,000	6,21	21-Feb-07	4.40	2,000
17,500	6,21	23-Feb-07	4.40	17,500
7,500	15,21	08-Mar-07	4.40	7,500
7,500	6,21	15-Mar-07	4.40	7,500
60,000	17,21	02-Apr-07	4.40	60,000
65,000	6,21	09-Apr-07	4.40	65,000
35,000	6,21	11-Apr-07	4.40	35,000
5,000	3	04-Jun-07	6.00	—
45,000	3	02-Aug-07	4.40	—
15,000	3	28-Aug-07	4.60	—
3,000	3	11-Sep-07	5.20	—
5,000	3	12-Sep-07	5.40	—
387,000	3	13-Feb-08	3.19	—
200,000	3	20-May-08	2.60	—
1,080,000	3	20-May-08	2.60	—
5,000	3	07-Aug-08	1.58	—
100,000	3	01-Sep-08	1.43	—
15,000	20	01-Sep-08	1.43	—
2,742,852				470,999

Notes:

*
On June 21, 2004, each of the issued ordinary shares of £1 each was sub-divided and converted into one ordinary share of £0.05 and one deferred share of £0.95.  Additionally, each authorized but unissued share of £1 each was sub-divided into 20 ordinary shares of £0.05 each.

On June 21, 2004, a fresh issue of one ordinary £0.05 share was made for a consideration of £1.  These proceeds were used by the Group to purchase the deferred shares in issue.  The deferred shares were then cancelled by the Group and accordingly a transfer was made for the amount of $27,633,000 to the Capital Redemption Reserve.  These changes do not affect the exercise prices of options.

During 2002, the nominal value of ordinary shares was converted from 10p to £1 each, resulting in the number of shares reducing by a factor of 10 and increasing the exercise price by a factor of 10.

On January 18, 2008, our Ordinary Shares were consolidated on a one-for-ten basis whereby ten Ordinary Shares of £0.05 each became one Ordinary Share of £0.50. Unless otherwise specified, all shares and share related information (such as per share information) in these financial statements have been adjusted to give effect to this one-for-ten Ordinary Share consolidation.

1.	These options are exercisable now and remain exercisable until February 18, 2011.

2.	These options were granted to a former employee of Amarin Corporation plc. These options are exercisable now and remain exercisable until May 31, 2009.

3.	These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant.

4.
These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date employment commences.  The options expire 10 years from the date of the grant.

5.	These options were immediately vested in October 2005 and expiry dated March 31, 2009.

6.	These options become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant.

7.
These options were issued to employees of Amarin Neuroscience Limited (formerly Laxdale Limited) on the date of acquisition by the Group in consideration of the cancellation of a comparable number of stock options (in value terms) previously held by these employees in Amarin Neuroscience Limited.  All these options are fully vested with an expiry of March 31, 2009.

8.
These options were issued to employees of Amarin Neuroscience Limited (formerly Laxdale Limited) on the date of acquisition by the Group.  All these options are fully vested with an expiry of March 31, 2009.

9.	These options became exercisable on the date of grant and expire 10 years from the date of the grant.

10.
These options become exercisable, subject to performance criteria, in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant.

11.
These options become exercisable in tranches of 50% on the second anniversary, 25% on the third anniversary and 25% on the fourth anniversary of the date of grant and expire 10 years from the date of the grant.

12.	These options became exercisable on the date of grant and expire 4 years from the date of grant.

13.	These options became exercisable on the date of grant and expire 5 years from the date of grant.

14.
These options were granted prior to commencement of employment and become exercisable in tranches of 33% over three years on the first, second and third anniversary of the date of grant and expire 10 years from the date of the grant.

15.	These options were granted to former directors of Amarin Corporation plc. These options are exercisable now and remain exercisable until May 18, 2009.

16.	These options were granted to a former employee of Amarin Corporation plc. These options are exercisable now and remain exercisable until June 13, 2009.

17.	These options were granted to a former employee of Amarin Corporation plc. These options are exercisable now and remain exercisable until August 7, 2009.

18.	These options were granted to a former employee of Amarin Corporation plc. These options are exercisable now and remain exercisable until March 31, 2010.

19.	These options were granted to a former employee of Amarin Corporation plc. These options are exercisable now and remain exercisable until March 31, 2010.

20.	These options were granted with immediate vesting and an expiry of September 1, 2018.

20.
Following the significant decline in the Company’s stock price as a result of the disappointing outcome of the two Phase 3 studies of AMR101 conducted by the Company in Huntington’s Disease, the Remuneration Committee (the “Committee”) reviewed the effect of that decline on certain awards of stock options previously made to Directors, employees and the Board’s Scientific Advisor under the Company’s 2002 Stock Option Plan and has determined that, in order to incentivise Directors, employees and the Board’s Scientific Advisor in relation to future performance and to re-align their interests with those of the Company’s shareholders, the option exercise price stated in all Award Agreements relating to stock options granted in the period from December 8, 2006 to April 11, 2007 should be amended so that it will be equal to the sale price of the Company’s American Depositary Receipts at market close on NASDAQ on the last trading day preceding a meeting of the Committee to be convened as soon as practicable following the AGM.  The Committee was conscious that shareholders may potentially be sensitive to the making of such amendments to the Award Agreements and considers it appropriate that the shareholders approve the Committee’s action in making such amendments.  At the Annual General Meeting held on July 19, 2007, a resolution to the above affect was approved by the shareholders.  On August 2, 2007 the Remuneration Committee approved the amendment.  The new strike price for these stock options was set at $4.40.

Warrants in shares of Amarin Corporation plc

At December 31, 2008, warrants have been granted over ordinary shares as follows:

Number of Warrants Outstanding	Note	Date warrant granted	Exercise price per ordinary share	Share price at date of issue	Fair value per warrant at date of issue
50,000	1	25 February 2004	US$19.00	US$16.80	US$12.80
846,310	2	21 December 2005	US$14.30	US$11.90	US$9.10
29,400	3	26 January 2006	US$30.60	US$27.20	US$21.00
17,500	4	27 April 2007	US$17.90	US$18.20	US$14.90
61,559	5	1 June 2007	US$7.20	US$6.00	US$4.90
3,000	6	21 June 2007	US$6.00	US$5.40	US$3.70
1,000	7	29 November 2007	US$3.40	US$3.60	US$3.00
1,043,704	8 & 9	5 December 2007	US$4.80	US$3.60	US$2.40
2,052,473

(1)
In February 2004, all debt obligations due to Elan were settled by a cash payment of $17,195,000 (part of which represented the cost of acquiring Zelapar that was concurrently sold to Valeant) and the issuance of a loan note for $5,000,000 and 50,000 warrants granted to Elan at a price of $19.00 and exercisable from 25 February 2004 to 25 February 2009.  During September 2004, Elan sold its remaining interests in Amarin to Amarin Investment Holding Limited, an entity controlled by Amarin’s Chairman and Chief Executive Officer, Mr. Thomas Lynch.  These interests included Elan’s equity interest, the $5,000,000 loan note and the 50,000 warrants.

(2)
During December 2005, 913,488 warrants were issued to those investors at a rate of approximately 35% of shares acquired.  These warrants were granted at a price of $14.30 and are exercisable from 19 June 2006 to 21 December 2010.  If our trading market price is equal to or above $47.60, as adjusted for any stock splits, stock combinations, stock dividends and other similar events, for each of any twenty consecutive trading days, then the Group at any time thereafter shall have the right, but not the obligation, on 20 days’ prior written notice to the holder, to cancel any unexercised portion of this warrant for which a notice of exercise has not yet been delivered prior to the cancellation date.

(3)
During January 2006, via the private placement referred to in note 28, 29,400 warrants were issued to those investors at a rate of approximately 35% of shares acquired.  These warrants were granted at a price of $30.60 and are exercisable from 25 July 2006 to 26 January 2011.  If our trading market price is equal to or above $102.00, as adjusted for any stock splits, stock combinations, stock dividends and other similar events, for each of any twenty consecutive trading days, then the Group at any time thereafter shall have the right, but not the obligation, on 20 days’ prior written notice to the holder, to cancel any unexercised portion of this warrant for which a notice of exercise has not yet been delivered prior to the cancellation date.

(4)
In April 2007, 17,500 warrants were issued in consideration for termination and release of certain contractual obligations and a license of certain intellectual property rights pursuant to an agreement between NeuroStat, Amarin Pharmaceuticals Ireland Limited, Amarin Corporation plc and Tim Lynch.  These warrants were granted at a price of $17.90 and are exercisable from April 27, 2007 to January 17, 2014.  The fair value of these warrants was expensed to the income statement in accordance with IFRS 2.

(5)
During June 2007, via the registered direct offering referred to in note 28, 61,559 warrants were issued to those investors at a rate of approximately 10% of shares acquired.  These warrants were granted at a price of $7.20 and are exercisable from June 1, 2007 to May 31, 2012.

If our trading market price is equal to or above $18.00, as adjusted for any stock splits, stock combinations, stock dividends and other similar events, for each of any twenty consecutive trading days, then the Group at any time thereafter shall have the right, but not the obligation, on 20 days’ prior written notice to the holder, to cancel any unexercised portion of this warrant for which a notice of exercise has not yet been delivered prior to the cancellation date.

(6)
During June 2007, 3,000 warrants were issued in consideration for advisory services performed by ProSeed pursuant to an advisory services agreement between ProSeed and Amarin Corporation plc.  These warrants were granted at a price of $0.60 and are exercisable from June 21, 2007 to June 20, 2010.  The fair value of these warrants was expensed to the income statement in accordance with IFRS 2.  If our trading market price is equal to or above $18.00, as adjusted for any stock splits, stock combinations, stock dividends and other similar events, for each of any twenty consecutive trading days, then the Group at any time thereafter shall have the right, but not the obligation, on 20 days’ prior written notice to the holder, to cancel any unexercised portion of this warrant for which a notice of exercise has not yet been delivered prior to the cancellation date.

(7)
During November 2007, 1,000 warrants were issued in consideration for consulting services performed by Strategic Pharmaceuticals Solutions, Inc., pursuant to the Consulting Agreement, dated as of July 31, 2007, by and among Amarin Pharmaceuticals Ireland Limited, a wholly owned subsidiary of the Company, and the Strategic Pharmaceuticals Solutions, Inc. The fair value of these warrants was expensed to the income statement in accordance with IFRS 2.  These warrants were granted at a price of $3.40 and are exercisable from November 29, 2007 to November 28, 2012.

(8)
During December 2007, via the registered direct offering referred to in note 28, 814,538 warrants were issued to those equity investors at a rate of approximately 50% of shares acquired and 229,166 warrants were issued to those convertible debt investors at a rate of approximately 40% of debt acquired.  These warrants were granted at a price of $4.80 and are exercisable from December 4, 2007 to December 3, 2012.  If our trading market price is equal to or above $9.15, as adjusted for any stock splits, stock combinations, stock dividends and other similar events, for each of any twenty consecutive trading days, then the Group at any time thereafter shall have the right, but not the obligation, on 20 days’ prior written notice to the holder, to cancel any unexercised portion of this warrant for which a notice of exercise has not yet been delivered prior to the cancellation date.  Per the warrant agreement, if at any time prior to December 6, 2009, the Company issues Ordinary Shares, securities convertible into ADSs or Ordinary Shares, warrants to purchase ADSs or Ordinary Shares or options to purchase any of the foregoing to a third party (other than any Exempt Issuance) at a price that is less than, or converts at a price that is less than, $3.66 (such lesser price, the “Down-round Price”), then the Exercise Price shall be adjusted to equal 130% of the Down-round Price.  On May 14, 2008, we announced a private placement of Ordinary Shares for up to $60.0 million.  The first tranche from investors of $30.0 million closed on May 19, 2008 (see note 28 for further details).  These warrants have therefore been re-priced to $2.99 per share from their original grant price of $4.80 per share.  On October 16, 2009, $3.6 million convertible bridge loan notes converted at $0.90 per share (see note 35 for further details).  These warrants have therefore been re-priced again, to $1.17 per share.

(9)
As these warrants have a variable price, due to the price adjustment clause as described in paragraph 9 above, under IAS 32 “Financial instruments: presentation” these warrants are financial liabilities.  In accordance with IAS 39 “Financial instruments:  recognition and measurement” these warrants should be measured at fair value through the income statement.  At December 31, 2008, the warrants had a fair value of $0.51 per share.  A fair value gain of $1,575,000 is recognized in finance income for the year ended December 31, 2008. At December 31, 2007, the warrants had a fair value of $2.00 per share.  A fair value gain of $397,000 was recognized in finance income for the year ended December 31, 2007. At December 5, 2007 (date of issue) the warrants had a fair value of $2.40 per warrant.

Derivative financial liability	$'000
Derivative financial liability in respect of warrants at December 5, 2007	2,505
Fair value gain on derivative financial liability	(397)
Derivative financial liability in respect of warrants at December 31, 2007	2,108
Fair value gain on derivative financial liability	(1,575)
Derivative financial liability in respect of warrants at December 31, 2008	533

The following assumptions were used to estimate the fair values of the warrants granted:

	December 31, 2008	December 31, 2007	December 5, 2007
Share price	$0.71	$3.60	$2.60
Risk free interest rate (percentage)	1.551%	3.441%	3.325%
Volatility (percentage)	113%	114%	114%
Contractual life	5 years	5 years	5 years
Remaining contractual life	3.93 years	4.93 years	5 years
Dividend yield	―	―	―

The approach used to value the warrants uses a share price modeling technique with Monte Carlo simulation.  Expected future risk neutral share price distributions were developed using the Monte Carlo technique.  These were used to calculate the expected payoffs to the warrant holders, based on their contractual terms. These payoffs were then discounted to present value to estimate their fair value.  Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility.  This is based on analysis of daily price changes over a five year measurement period from the date of grant, December 5, 2007 and period ends, December 31, 2008 and December 31, 2007.  The risk free rate for periods within the contractual life of the warrant is based on the U.S. Treasury yield curve in effect at the time of grant.

30.           Share-based payments

(a)           Share based payments/stock option plan

The Amarin Corporation plc 2002 Stock Option Plan came into effect on January 1, 2002.  The term of the plan is ten years, and no award shall be granted under the plan after January 1, 2012.  On January 18, 2008, our Ordinary Shares were consolidated on a one-for-ten basis whereby ten Ordinary Shares of 5p each became one Ordinary Share of 50p.  Unless otherwise specified, all shares and share related information in this note have been adjusted to give effect to this one-for-ten Ordinary Share consolidation.

The plan is administered by the remuneration committee of our board of directors.  A maximum of 800,000 Ordinary Shares may be issued under the plan.  This limit was increased to 898,643 Ordinary Shares by the Remuneration Committee of the Group on December 6, 2006, pursuant to section 4(c) of the Plan to prevent dilution of the potential benefits available under the Plan as a result of certain discounted share issues.  This limit was further increased to 1,200,000 Ordinary Shares at an Extraordinary General Meeting held on January 25, 2007.  This limit was further increased to 1,800,000 Ordinary Shares at an Annual General Meeting held on July 19, 2007.  This limit was further increased to 4,000,000 Ordinary Shares at an Annual General Meeting held on July 31, 2008. Directors, employees, officers, consultants and independent contractors are eligible persons under the plan.

Effective January 1, 2006, IFRS 2 was adopted and the comparative amounts were restated where applicable.  The operating loss includes a non cash charge of $4.6 million for the year ended December 31, 2008 in respect of share-based compensation.  The charge for the year is split $3.2 million and $1.4 million between selling, general and administration and research and development respectively.  The corresponding figure for the year ended December 31, 2007 is $5.0 million (split $3.7 million and $1.3 million between selling, general and administration and research and development respectively). The corresponding figure the year ended December 31, 2006 is $2.2 million (split $1.5 million and $0.7 million between selling, general and administration and research and development respectively).  The adoption of IFRS 2 has no impact on the net assets of the Group.

Following the significant decline in the Company’s stock price as a result of the disappointing outcome of the two Phase 3 studies of AMR101 conducted by the Company in Huntington’s disease, the Remuneration Committee (“Committee”) reviewed the effect of that decline on certain awards of stock options previously made to Directors, employees and the Board’s Scientific Advisor under the Company’s 2002 Stock Option Plan and has determined that, in order to incentivise Directors, employees and the Board’s Scientific Advisor in relation to future performance and to re-align their interests with those of the Company’s shareholders, the option exercise price stated in all Award Agreements relating to stock options granted in the period from December 8, 2006 to April 11, 2007 should be amended so that it would be equal to the sale price of the Company’s American Depositary Receipts at market close on NASDAQ on the last trading day preceding a meeting of the Committee to be convened as soon as practicable following the 2007 Annual General Meeting (“2007 AGM”).  The Committee was conscious that shareholders might potentially be sensitive to the making of such amendments to the Award Agreements and considered it appropriate that the shareholders approve the Committee’s action in making such amendments.  At the 2007 AGM held on July 19, 2007, a resolution to the above effect was approved by the shareholders.  On August 2, 2007, the Committee approved the amendment of the exercise price of 552,666 stock options held by employees to $4.40 from original exercise prices ranging between $18.00 and $30.00 per share.  The incremental fair value was the fair value of the options at the date of the amendment of the exercise price, based on the new exercise price less the fair value of the options at the date of the amendment of the exercise price, based on the original exercise price.  This incremental fair value was then expensed over the remaining vesting period of the options, in addition to the expense originally recognized.  As a result of the amendment, under IFRS 2, the company has recognized incremental compensation expense related to the increase in fair value due to the modification of $143,000 in the twelve months to December 31, 2007.  The total incremental compensation expense at the date of modification was $368,000.

In December 2007, we entered in to a Collaboration Agreement with ProSeed Capital Holdings CVA (“Proseed”).  Pursuant to this agreement we agreed to pay Proseed 97,500 ordinary shares in consideration for advisory services performed by Proseed in respect of the acquisition of Ester (see note 4).  The fair value of these shares is $350,000 which corresponds to 97,500 ordinary shares at $3.60 per share determined with reference to the price of our ADSs on the Nasdaq Capital Market on December 4, 2007, the date prior to the closing of the Ester acquisition.

A summary of activity under the 2002 Stock Option Plan for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 is as follows:

	2008 Number of Options	2008 Weighted average exercise price	2007 Number of Options	2007 Weighted average exercise price	2006 Number of Options	2006 Weighted average exercise price*
	Number	$	Number	$	Number	$
Outstanding at January 1	1,080,481	16.90	896,492	19.94	482,182	35.50
Granted	1,807,000	2.64	273,500	4.47	490,766	8.82
Exercised	-	-	(666)	12.50	(69,456)	14.93
Expired	(122,295)	45.46	-	-	-	-
Forfeited	(22,334)	3.11	(88,845)	9.30	(7,000)	87.85
Outstanding at December 31	2,742,852	6.35	1,080,481	16.90	896,492	19.94
Exercisable at December 31	719,263	15.35	511,293	27.53	267,724	42.76

*	Comparative information for December 31, 2006 has been updated to reflect the option exercise price amendment described above.

During the 12 months ended December 31, 2008, December 31, 2007 and December 31, 2006 all options were granted at the market price.  Options outstanding and exercisable at the 12 months ended December 31, 2008, December 31, 2007 and December 31, 2006 had the following attributes:

	2008 Number of Options	2008 Weighted average exercise price	2007 Number of Options	2007 Weighted average exercise price	2006 Number of Options	2006 Weighted average exercise price*
	Number	$	Number	$	Number	$
Outstanding at December 31
Options granted at market price	2,708,436	5.54	975,936	1.32	791,947	13.21
Options granted at a discount to the market price	14,650	71.04	69,779	80.14	69,779	80.14
Options granted at a premium to market price	19,766	68.78	34,766	52.48	34,766	52.48
Exercisable at December 31
Options granted at market price	684,847	12.62	406,748	16.38	163,179	24.71
Options granted at a discount to the market price	14,650	71.04	69,779	80.14	69,779	80.14
Options granted at a premium to market price	19,766	68.78	34,766	52.48	34,766	52.48

*	Comparative information for December 31, 2006 has been updated to reflect the option exercise price amendment described above.

The weighted average fair value of the stock options granted during the year ended December 31, 2008 was $2.04 (December 31, 2007: $13.70; December 31, 2006:  $15.80).

For the 12 months ended December 31, 2008, no monies were received from the exercise of options.  During the 12 months ended December 31, 2008, 144,629 options were forfeited.

For the 12 months ended December 31, 2007, we received $8,000 from the exercise of share options.  During the 12 months ended December 31, 2007, 88,845 options were forfeited.

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

The following assumptions were used to estimate the fair values of options granted:

	Year ended December 31 2008	Year ended December 31 2007	Year ended December 31 2006
Risk free interest rate (percentage)	2.82	4.58	4.47
Volatility (percentage)	110%	100%	98%
Expected forfeiture rate (percentage)	5%	5%	5%
Dividend yield	—	—	—
Expected option life	4	4	4
Forced exercise rate (percentage)	10%	10%	10%
Minimum gain for voluntary exercise rate (percentage)	33%	33%	33%
Voluntary early exercise at a minimum gain rate (percentage)	50%	50%	50%

Employee Stock Options generally vest over a three-year service period.  Employee Stock Options are equity settled.  Compensation expense recognized for all option grants is net of estimated forfeitures and is recognized over the awards’ respective requisite service periods.  The fair values relating to all options granted were estimated on the date of grant using the Binomial Lattice option pricing model.  Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility.  This is based on analysis of daily price changes over a four year measurement period from the period end, December 31, 2008.  We used historical exercise data based on the age at the grant of the option holder to estimate the option’s expected term, which represents the period of time that the options granted are expected to be outstanding.  The risk free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.  We recognize compensation expense for the fair values of those awards which have graded vesting on an accelerated recognition basis.

In 2008, the Group accelerated the vesting of 71,333 options.  In 2007, the Group did not accelerate the vesting of any options.  In 2006, the Group accelerated the vesting of 118,750 options held by terminated employees.  The Group recorded an expense of $376,000 and $84,000 in 2008 and 2006 respectively, for options with accelerated vesting terms. The unvested component of these options has been expensed in the period in which the employees were terminated.

Exercise price ($)	Date of expiry	Number outstanding at 31 December 2008	Number exercisable at 31 December 2008	Number outstanding at 31 December 2007	Number exercisable at 31 December 2007	Number outstanding at 31 December 2006	Number exercisable at 31 December 2006

1.43	01-Sep-18	100,000	-	-	-	-	-
1.43	01-Sep-18	15,000	15,000	-	-	-	-
1.58	07-Aug-18	5,000	-	-	-	-	-
2.60	20-May-18	200,000	-	-	-	-	-
2.60	20-May-18	1,080,000	-	-	-	-	-
3.19	13-Feb-18	387,000	-	-	-	-	-
4.40	02-Aug-17	30,000	10,000	30,000	-	-	-
4.40	02-Aug-17	15,000	5,000	15,000	-	-	-
4.40	11-Apr-17	35,000	11,666	35,000	-	-	-
4.40	09-Apr-17	65,000	21,667	65,000	-	-	-
4.40	02-Apr-17	60,000	60,000	60,000	-	-	-
4.40	15-Mar-17	7,500	2,500	7,500	-	-	-
4.40	19-May-09	7,500	7,500	7,500	-	-	-
4.40	23-Feb-17	17,500	5,833	17,500	-	-	-
4.40	21-Feb-17	2,000	667	2,000	-	-	-
4.40	19-Feb-17	2,000	667	2,000	-	-	-
4.40	12-Feb-17	2,000	667	2,000	-	-	-
4.40	08-Jan-17	2,000	667	2,000	-	-	-
4.40	13-Jun-09	833	833	833	277	833	-
4.40	31-Mar-10	25,000	25,000	25,000	8,333	25,000	-
4.40	19-May-09	8,000	8,000	8,000	2,667	8,000	-
4.40	08-Dec-16	236,666	157,777	238,333	79,445	318,333	-
4.40	19-Dec-08	-	-	26,666	26,666	-	-
4.60	28-Aug-17	15,000	5,000	15,000	-	-	-
5.20	11-Sep-17	3,000	1,000	3,000	-	-	-
5.40	12-Sep-17	5,000	1,666	5,000	-	-	-
6.00	03-Jun-17	5,000	1,666	5,000	-	-	-
8.40	31-May-09	4,000	4,000	4,000	4,000	4,000	2,667
8.40	19-May-09	2,500	2,500	2,500	2,500	2,500	1,666
8.40	20-Jul-14	10,500	10,500	10,500	10,500	10,500	7,000
8.50	06-Jul-14	37,500	37,500	37,500	37,500	37,500	25,000
10.90	28-Jun-15	20,000	20,000	20,000	20,000	20,000	20,000
10.90	28-Jun-15	10,000	10,000	10,000	6,666	10,000	3,333
10.90	31-May-09	6,000	6,000	6,000	4,000	6,000	2,000
11.60	02-Dec-15	32,500	32,500	32,500	21,666	32,500	10,833
11.80	12-Dec-15	1,000	1,000	1,000	666	1,000	333
12.50	07-Oct-14	4,000	4,000	4,000	4,000	4,000	2,670
12.50	31-Mar-09	18,911	18,911	18,911	18,911	19,576	19,576
12.50	31-Jan-07	-	-	-	-	512	512
13.00	10-Jun-15	20,000	15,000	20,000	10,000	50,000	-
13.00	19-Dec-08	-	-	15,000	15,000	-	-
13.50	11-Jan-16	4,000	2,667	4,000	1,333	4,000	-
13.50	19-May-09	8,000	8,000	8,000	2,667	8,000	-
13.70	13-Jul-15	2,000	2,000	2,000	1,333	2,000	666
13.80	28-Oct-10	1,000	1,000	1,000	1,000	1,000	1,000
14.20	09-Sep-15	1,000	1,000	1,000	666	1,000	333
14.40	01-Sep-15	2,000	2,000	2,000	1,333	2,000	666
14.90	20-Sep-15	2,000	2,000	2,000	1,333	2,000	666
15.00	27-Sep-15	10,000	10,000	10,000	6,666	10,000	3,333
15.30	31-Mar-10	5,000	5,000	5,000	1,666	5,000	-
15.30	12-Jan-16	38,100	25,400	38,100	12,700	38,100	-

19.50	16-Jan-16	20,000	13,333	20,000	6,666	50,000	-
19.50	19-Dec-08	-	-	10,000	10,000	-	-
22.30	24-Oct-16	1,000	667	1,000	333	1,000	-
23.80	05-Jun-16	2,000	1,333	2,000	666	2,000	-
23.80	21-Nov-13	7,000	7,000	7,000	7,000	7,000	7,000
24.00	09-Jul-16	1,000	667	1,000	333	1,000	-
24.00	31-May-09	2,000	2,000	2,000	2,000	2,000	1,333
24.30	28-Mar-15	1,000	1,000	1,000	666	1,000	333
24.50	27-Jul-16	1,000	667	1,000	333	1,000	-
26.50	13-Jun-09	333	333	1,000	333	1,000	-
27.20	27-Jan-16	8,000	5,333	8,000	2,666	8,000	-
28.20	31-May-09	4,000	4,000	4,000	4,000	4,000	4,000
28.60	31-May-09	3,000	3,000	3,000	3,000	3,000	-
29.50	04-May-16	4,000	2,667	4,000	1,333	4,000	-
30.00	30-Nov-08	-	-	5,129	5,129	5,129	5,129
30.00	06-Apr-10	1,000	1,000	1,000	1,000	1,000	1,000
30.40	28-Feb-15	55,000	55,000	55,000	43,333	55,000	31,666
31.00	05-Nov-12	3,000	3,000	3,000	3,000	3,000	3,000
31.00	19-May-09	1,500	1,500	1,500	1,500	1,500	1,500
31.00	31-Mar-09	2,666	2,666	2,666	2,666	2,666	2,666
31.00	19-Dec-08	-	-	15,000	15,000	15,000	15,000
31.70	23-Feb-13	4,000	4,000	4,000	4,000	4,000	4,000
31.70	31-Mar-09	6,593	6,593	6,593	6,593	6,593	6,593
32.60	19-Mar-16	2,000	1,333	2,000	666	2,000	-
33.30	16-Aug-12	1,500	1,500	1,500	1,500	1,500	1,500
33.70	22-Jul-13	1,000	1,000	1,000	1,000	1,000	1,000
34.60	03-Feb-16	10,000	6,667	10,000	3,333	10,000	-
34.60	18-Jul-12	6,000	6,000	6,000	6,000	6,000	6,000
50.00	23-Nov-08	-	-	25,000	25,000	25,000	25,000
50.00	23-Nov-08	-	-	10,000	10,000	10,000	10,000
61.25	18-Feb-11	1,000	1,000	1,000	1,000	1,000	1,000
72.20	30-Nov-08	-	-	500	500	500	500
86.50	03-Jun-11	4,500	4,500	4,500	4,500	4,500	4,500
88.10	15-May-12	500	500	500	500	500	500
100.00	01-Jul-11	1,500	1,500	1,500	1,500	1,500	1,500
128.80	26-Jul-11	600	600	600	600	600	600
132.60	31-Mar-09	8,000	8,000	8,000	8,000	8,000	8,000
176.50	19-May-09	1,500	1,500	1,500	1,500	1,500	1,500
176.50	22-Jan-12	2,150	2,150	2,150	2,150	2,150	2,150
176.50	19-Dec-08	-	-	15,000	15,000	15,000	15,000
197.00	10-Feb-12	2,000	2,000	2,000	2,000	2,000	2,000
213.00	30-Sep-11	1,500	1,500	1,500	1,500	1,500	1,500

		2,742,852	719,263	1,080,481	511,293	896,492	267,724

(b)           Other share based payments

In December 2007, we purchased the outstanding share capital of Ester Neurosciences Limited (see notes 4 and 35).  At the time of acquisition, the preliminary purchase price consisted of an upfront payment of $5.191 million in cash and $10 million in common stock and contingent common stock payment of $5 million, based on the achievement of Milestone Ia.  The achievement of Milestone Ia was considered to be probable and therefore has been recognized as a cost of investment.  In accordance with IFRS 2, ‘Share-based payments’, Milestone Ia is an equity-settled share based payment transaction and has been valued at fair value of the equity instrument at the date of acquisition.  The resulting valuation of $4.8 million has been recognized in share based payment reserve and the corresponding intangible asset.  Milestone Ib is also an equity-settled share based payment transaction under IFRS 2,

The following assumptions were used to estimate the fair value of Milestone Ia:

December 5, 2007
Share price	$3.60
Risk free interest rate (percentage)	5%
Volatility (percentage)	80%
Contractual life	0.33 years
Dividend yield	—

The approach used to value Milestone Ia uses a share price modeling technique with Monte Carlo simulation.  Expected future risk neutral share price distributions were developed using the Monte Carlo technique.  These were used to calculate the expected payoffs to the beneficiaries of Milestone Ia, based on their contractual terms. These payoffs were then discounted to present value to estimate their fair value.  Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility.  This is based on analysis of daily price changes over a four month measurement period from the date of grant, December 5, 2007.  The risk free rate for periods within the contractual life of Milestone Ia is based on the U.S. Treasury yield curve in effect at the time of grant.

In June 2009, Amarin amended the Ester Neurosciences Limited (“Ester”) acquisition agreement entered into in December 2007. The amendment, which reflects Amarin’s intention to seek a partner for EN101, provide for the release of Amarin from all research and development diligence obligations contained in the original agreement, with all remaining payment obligations now payable by Amarin only out of income received from potential partners. As part of the amendment and waiver agreement Amarin, in August 2009 issued 1,315,789 shares to the former Ester shareholders. This amendment will not have any financial affect on shareholders’ equity.

In December 2007, we entered in to a Collaboration Agreement with ProSeed Capital Holdings CVA (“Proseed”).  Pursuant to this agreement we agreed to pay Proseed 97,500 ordinary shares in consideration for advisory services performed by Proseed in respect of the acquisition of Ester (see note 4).  The fair value of these shares is $350,000 which corresponds to 97,500 ordinary shares at $3.60 per share determined with reference to the price of our ADSs on the Nasdaq Capital Market on December 4, 2007, the date prior to the closing of the Ester acquisition.

31.           Capital commitments

Capital expenditure in respect of purchase obligations that has been contracted for but has not been provided for in the financial statements amounted to $864,000 at December 31, 2008 (December 31, 2007: $674,000, December 31, 2006:  $1,269,000).  Purchase obligations relate to manufacturing contracts with a third party for the production of our products.

32.           Financial commitments

The Group and Company had future minimum payments under non-cancellable operating leases as follows:

	2008 Land and Buildings		2007 Land and Buildings		2006 Land and Buildings
	Group	Company	Group	Company	Group	Company
	$’000	$’000	$’000	$’000	$’000	$’000
Not later than one year	929	322	1,278	715	1,235	687
Later than one year and not later than five years	1,412	159	2,755	1,714	3,637	2,096
Later than five years	126	—	496	496	741	741
	2,467	481	4,529	2,925	5,613	3,524

The Group and Company’s minimum sublease payments receivable under non-cancellable operating subleases are as follows:

	2008 Land and Buildings		2007 Land and Buildings		2006 Land and Buildings
	Group	Company	Group	Company	Group	Company
	$’000	$’000	$’000	$’000	$’000	$’000
Not later than one year	192	—	265	265	1,235	687
Later than one year and not later than five years	215	—	562	562	3,637	2,096
Later than five years	—	—	—	—	741	741
	407	—	827	827	5,613	3,524

On April 27, 2001 the Group acquired a nine year lease for premises in London, U.K. In prior years the rental was £105,500 per annum (approximately $153,000).  In November 2005, the rental on these premises was subject to review and was increased to £112,000 per annum (approximately $162,000).  There was no increase during the financial year ended December 31, 2008.

On July 4, 2006 Amarin Neuroscience Limited entered into an operating lease relating to land and buildings which expires on July 3, 2009.  The annual amount payable is £130,500 (approximately $189,000).

On January 22, 2007 Amarin Pharmaceuticals Ireland Limited entered into a twenty year operating lease relating to land and buildings which can be cancelled after 5 years.  The annual rent payable is €166,000 (approximately $234,000).

On November 1, 2008 Amarin Pharma Inc entered into a three year operating lease relating to land and buildings which expires on October 31, 2011.  The annual rent payable is $65,000.

Under the purchase agreement for Laxdale, upon the attainment of specified development milestones, we will be required to issue additional Ordinary Shares to the selling shareholders or make cash payments (at the sole option of each of the selling shareholders) and we will be required to make royalty payments of 8-9% on future revenues of AMR101 booked by Amarin. This consists of 7% payable to Scarista Limited; 0.5% payable to each of Dr. Malcolm Peet and Dr. Krishna Vaddadi; and 1% payable to Dr. Mehar Manku (1% royalty to Dr. Manku is payable only on net sales up to £100 million; royalty reduces to 0.5% for net sales between £100 million and £500 million; and royalty reduces to 0.25% for sales in excess of £500 million).  The final purchase price will be a function of the number of Ordinary Shares of Amarin issued at closing and actual direct acquisition costs, together with contingent consideration which may become payable, in the future, on the achievement of certain approval milestones.  Upon receipt of marketing approval in the United States and Europe for the first indication of any product containing Amarin Neuroscience intellectual property, we must make an aggregate stock or cash payment (at the sole option of each of the sellers) of GBP£7.5 million for each of the two potential market approvals (i.e., GBP£15.0 million maximum).  In addition, upon receipt of a marketing approval in the United States and Europe for any other product using Amarin Neuroscience intellectual property or for a different indication of a previously approved product, we must make an aggregate stock or cash payment (at the sole option of each of the sellers) of GBP£5.0 million for each of the two potential market approvals (i.e., GBP£10.0 million maximum).  The exchange rate as of October 20, 2009 was approximately $1.6402 per GBP£.

In May 2006, we signed an agreement with Dr. Anthony Clarke in respect of certain patents and other intellectual property rights relating to a formulation of the compound, Apomorphine.  Under the assignment agreement a total of £742,000 ($1,074,000) is payable on the achievement of certain milestones.

In March 2007, we acquired a global license to develop and market a novel, nasal lorazepam formulation for the out-patient treatment of emergency seizures in epilepsy patients.  This formulation utilizes the patent protected NanoCrystal® Technology from Elan Corporation, plc ((“Elan”) a related party – see note 35).  At year end the terms of the original agreement required, the Company to pay Elan success based development, filing and approval milestones totaling $5.2 million plus royalties on net sales. As disclosed in Note 35, on July 22, 2009, Amarin executed an agreement for the disposal of its global license for nasal lorazepam.  See note 35 for further details.

In June 2009, Amarin amended the Ester Neurosciences Limited ("Ester") aquisition agreement entered into in December 2007 with Medica, the former shareholders of  Ester.  The amendment, which reflects Amarin's intention to seek a partner for EN101, provides for the release of Amarin from all research and development diligence obligations contained in the original agreement, with all remaining payment obligations payable by Amarin being made from the income received from potential partners (see below for further details).  In accordance with the terms of the share purchase agreement for Ester Neurosciences Limited on December 5, 2007 further consideration may become payable if the following milestones are achieved:

•
$6 million payable, at Amarin’s option, in cash or shares upon successful completion of Monarsen Phase II MG study program with adequate efficacy and safety data that fully supports the commencement of a Phase III program in the U.S. (Milestone Ib)

•
$6 million payable, in cash, upon successful completion of the U.S. Phase III clinical trial program (to include successful completion of long term studies) enabling NDA filing for Monarsen for MG in the U.S. (Milestone II)

From the date of achieving Milestone Ia, a time limit date is triggered for Milestone II being the date which falls two years following the achievement of Milestone Ib (“Time Limit Date”).  If on the Time Limit Date, Milestone II has not yet been achieved (other than by reason of failure to meet primary endpoints in any Phase III Clinical Study or a delay in completing the U.S. Phase III Clinical Study caused by certain Monarsen-related factors), Amarin will pay the Sellers $3 million in cash with the remaining $3 million being payable whenever Milestone II is achieved.  In addition, if the Milestone Ib Price is greater than or equal to $10, no Time Limit Date will apply.  As disclosed in Note 35, in June 2009, Amarin amended the December 2007 share purchase agreement of Ester Neurosciences Limited.  See note 35 for further details.

The Company sublet properties under operating lease agreements which terminate in 2011.  There are no contingent based rents included in the income statement.

33.           Contingent liabilities

The Group is not presently subject to any litigation where the potential risk of significant liability arising from such litigation is considered to be more than remote.

See note 32 for further information.

34.           Pensions

The Group operates a number of defined contribution money purchase pension schemes for certain eligible employees.  The assets of the schemes are held separately from those of the Group in independently administered funds.  The pension cost charge represents contributions paid and payable by the Group to the fund and amounted to $548,000 for the year ended December 31, 2008 (year to December 31, 2007 $304,000, year to December 31, 2006:  $403,000).  At the year end there was a liability of $nil (December 31, 2007: $nil, December 31, 2006: $nil).

35.           Post balance sheet events

October 2009 Financing

On October 13, 2009, Amarin announced it had entered into definitive agreements with several existing and new institutional and accredited investors for a private placement of units for $70 million, consisting of $66.4 million in cash proceeds and $3.6 million from the conversion of convertible bridge notes. On closing of the private placement, in consideration for the $66.4 million received in cash, Amarin issued 66.4 million units. Each unit had a purchase price of $1.00 and consisted of one American Depositary Share (“ADS”) and a warrant to purchase 0.50 of an ADS. The warrants will have a five year term and an exercise price of $1.50 per ADS. In consideration for the conversion of $3.6 million of convertible bridge notes, Amarin issued 4.0 million units. In accordance with the terms of the conversion of the bridge notes, each unit had a purchase price of $0.90 and consisted of one ADS and a warrant to purchase 0.50 of an ADS. The warrants will also have a five year term and an exercise price of $1.50 per ADS.

May and August 2009 Bridge Financing

In May 2009, Amarin announced that it entered into definitive agreements for a private placement of convertible bridge loan notes (“Initial Bridge Financing”) in the amount of $2.6 million with certain existing investors in the Company, including a number of current directors of the Company. In July 2009, $0.1 million of the Bridge Financing was repaid. In August 2009, the date of maturity on the convertible loans was extended to September 30, 2009.  In August 2009, Amarin announced that it had entered into definitive agreements for a private placement of additional convertible bridge loan notes (“Additional Bridge Financing”) in the amount of $3.0 million with certain existing investors in the Company, including a number of current directors of the Company.

The Initial Bridge Financing and Additional Bridge Financing consist of convertible notes and warrants. The aggregate convertible notes are in the principal amount of $5.5 million, were to mature on September 30, 2009 and pay interest at the rate of 8% per annum. In September 2009, the date of maturity was extended to October 16, 2009.

 On October 16, 2009, as described above, the holders of $3.6 million convertible bridge loan notes converted their principal into units and the accrued interest was repaid in cash.  As a result, the Company issued 3,999,996 Ordinary Shares of £0.50 and warrants to purchase 1,999,996 shares with an exercise price of $1.50.

On October 16, 2009, the holders of the remaining $1.9 million convertible bridge loan notes elected to have their principal and accrued interest repaid in cash.

On July 31, 2009, the Company issued warrants to purchase 3,111,105 shares with an exercise price of $1.00.  These warrants were issued to the holders of the convertible bridge loan notes in consideration for their participation in the Bridge Financing.  They are in addition to the warrants that were issued on conversion of the convertible bridge loan notes described above.

May 2008 Financing

In May 2008 we announced a private placement of Ordinary Shares for up to $60.0 million under two separate tranches.  The first tranche of $30.0 million from institutional investors and certain current and former directors was received by the Company in May 2008.   In conjunction with the closing of the private placement described above, the Company has entered into an agreement with the investors under the previously disclosed  Securities Purchase Agreement dated May 13, 2008, pursuant to which the second tranche funding option and the preemptive, registration and board seat rights provided by that agreement were cancelled and the eight preference shares granted to certain of the 2008 investors were converted to eight ordinary shares in Amarin coincident with the consummation of the financing.

Ester

In June 2009, Amarin amended the Ester Neurosciences Limited (“Ester”) acquisition agreement entered into in December 2007 with Medica, the former shareholders of Ester. The amendment, which reflects Amarin’s intention to seek a partner for EN101, provide for the release of Amarin from all research and development diligence obligations contained in the original agreement, with all remaining payment obligations payable by Amarin being made from the income received from potential partners. If Amarin fail to secure a partnering arrangement within a period of 21 months from the date of the amended agreement, (period can be extended to 27/30 months) Amarin can either reassume its research and development diligence obligations contained in the original agreement (this option expires at the 27 month extension) or at the request of Medica transfer its rights in the share capital of Ester, owner of the EN101 Intellectual property referred to in note 16 back to Medica in full. The agreement also extinguishes in full the Company’s obligation to settle the milestone Ia consideration. As part of the amendment and waiver agreement, in August 2009, Amarin issued 1,315,789 shares to the former Ester shareholders.

Supply agreement

In February 2009, Amarin executed an exclusive agreement for the supply of ethyl-EPA, the active pharmaceutical ingredient in AMR101with Nisshin Pharma, Inc. This agreement included an upfront payment of $0.5 million paid during the first quarter of 2009 and further minimum purchase obligations totalling $7.8 million over the period from 2009 to 2012.

Directors and Officers

On October 16, 2009, as a result of the financing described above, certain investors were entitled to join Amarin’s board of directors.  On October 16, 2009, Drs. Manus Rogan and Joseph Anderson were appointed to the board.  On the same date Mr. Anthony Russell-Roberts and Drs. John Climax and William Mason resigned from their positions as non-executive directors of Amarin Corporation plc.

Mr. Thomas Lynch, Chairman and Chief Executive Officer of Amarin, will step down as Chief Executive Officer.  Dr. Declan Doogan, Amarin’s Head of Research and Development, will assume the role of Interim Chief Executive Officer.  Mr. Alan Cooke, President, Chief Operating Officer and Chief Financial Officer will step down from his position.

On June 1, 2009, Dr. Eric Aguiar resigned from his position as a non-executive director of Amarin Corporation plc.  Dr. Aguiar is currently a partner at Thomas, McNerney & Partners LP, an investor in Amarin’s May 2008 financing.

On May 15, 2009, Dr. Srinivas Akkaraju resigned from his position as a non-executive director of Amarin Corporation plc.  Dr. Akkaraju recently joined New Leaf Venture Partners.  Dr. Akkaraju was previously at Panorama Capital, an investor in Amarin’s May 2008 financing.

Lorazepam

On July 22, 2009, Amarin announced that it had executed an agreement for the disposal of its rights in a novel, nasal lorazepam formulation for emergency seizures to Elan Drug Technologies for an upfront payment of $0.7 million. Amarin had previously announced in 2008 that following the repositioning of the Group to focus on cardiovascular disease, all of our central nervous system programs, including Nasal Lorazepam, would be partnered or divested.

Medpace

On October 19, 2009 we executed an agreement with Medpace, Inc., a leading Contract Research Organization with expertise in conducting clinical trials in cardiovascular and metabolic disease, to engage their services in the execution of our phase III clinical trials with AMR101 in patients with very high triglyceride levels (the AMR101 MARINE Study) and mixed dyslipidemia. The phase III AMR101 MARINE Study will be a multi-center, placebo-controlled, randomized, double-blind, 12-week study to evaluate the efficacy and safety of 2 grams and 4 grams of AMR101 in patients with fasting triglyceride levels of ≥500 mg/dL.

The phase III mixed dyslipidemia trial will be a multi-center, placebo-controlled, randomized, double-blind, 12-week study to evaluate the efficacy and safety of 2 grams and 4 grams of AMR101 in patients with high triglyceride levels of ≥200 mg/dL and <500 mg/dL who are on statin therapy. This trial is aimed at potentially broadening the label for AMR101 to position it as “best-in-class” in the prescription Omega-3 market in the U.S as well as to show its potential as an effective combination therapy with established statin therapies.

36.           Related party transactions

We have a related party relationship with our subsidiaries (see note 18), directors and executive officers and certain parties outlined below.  All transactions with subsidiaries eliminate on consolidation and are not disclosed.

All of the below transactions were approved in accordance with our policy for related party transactions.  Our policy in 2008, 2007 and 2006 was to require Audit Committee review and approval of all transactions involving a potential conflict of interest, followed by the approval of a majority of the board of directors who do not have a material interest in the transaction. In May 2008, our policy regarding the approval of related party transactions was amended to require the audit committee to review and recommend to the board of directors for approval all related party transactions to the extent required by applicable laws or stock exchange rules.All of the related party transactions below are in respect of the Group and the Company with the exception of (A) Elan and (D) Apomorphine which are in respect of the Group only.

A.           Elan

In February 2007, our audit committee reviewed and approved, Amarin Pharmaceuticals Ireland Limited (“APIL”), a subsidiary of the Group, entering into development and license agreement with Elan Pharma International Limited, a subsidiary of Elan Corporation, plc (“Elan”), ultimately signed on March 6, 2007, whereby APIL licensed from Elan rights to develop and market a novel, NanoCrystal® nasal formulation of lorazepam for the out-patient treatment of emergency seizures in epilepsy patients.  Mr. Shane Cooke, chief financial officer of Elan is a connected person to Mr. Alan Cooke, our president and chief operating officer, and under Nasdaq rules this transaction was deemed to be a related party transaction.  Under the terms of the agreement, we may pay Elan success based development, filing and approval milestones totaling $5.2 million plus royalties on net sales.  We paid $192,000 to Elan during the year ended December 31, 2008.

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

June 2007

Several of the Company’s directors and officers subscribed for approximately 1.0 million ordinary shares and warrants to subscribe for approximately 0.1 million ordinary shares in June 2007 in a registered direct financing.

Private Placement

May 2008

Several of the Company’s current and former directors subscribed for approximately 0.9 million Ordinary Shares in May 2008 in a private placement.

Sofinnova Venture Partners VII, L.P. subscribed for approximately 3.6 million ADSs (in the form of Ordinary Shares) in May 2008 in a private placement. Dr. James I. Healy, a director of the Company, is a Managing General Partner of Sofinnova Management VII, LLC, the management company of Sofinnova Venture Partners VII, L.P.

Orbimed Advisors LLC subscribed for approximately 3.3 million ADSs (in the form of Ordinary Shares) in May 2008 in a private placement. Dr. Carl L. Gordon, a director of the Company, is a General Partner of Orbimed.

Thomas, McNerney & Partners LP subscribed for approximately 2.2 million ADSs (in the form of Ordinary Shares) in May 2008 in a private placement. Dr. Eric Aguiar, a former director of the Company, is a Partner of Thomas, McNerney & Partners.  Dr. Aguiar resigned as a non-executive director of Amarin on June 1, 2009.

Panorama Capital LP subscribed for approximately 1.8 million ADSs (in the form of Ordinary Shares) in May 2008 in a private placement. Dr. Srinivas Akkaraju, a former director of the Company, was formerly Managing Director of Panorama Capital. Dr. Akkaraju resigned as a non-executive director of Amarin on May 15, 2009.

Public offerings

Several of the Company’s current and former directors and officers subscribed for approximately 4.4 million ordinary shares and warrants to subscribe for approximately 2.2 million ordinary shares in a public offering in December 2007.

In a second offering in December 2007, Dr. Michael Walsh, a former director of the Company, purchased $0.25 million in aggregate principal amount of three-year convertible Debentures and IIU Limited, a company in which Dr. Walsh is a director, purchased $2.5 million in aggregate principal amount of three-year convertible Debentures.  These Debentures were redeemed in full by the Group in May 2008. The Debentures bore interest at a rate of 8% per annum, payable quarterly in arrears. A total of $106,000 was paid in interest to the holders of the Debentures during the year ended December 31, 2008. In addition, the Debenture holders received five-year warrants to purchase approximately 0.2 million and 2.1 million Ordinary Shares respectively at an exercise price of $4.80.  Per the warrant agreement, if at any time prior to December 6, 2009, the Company issues Ordinary Shares, securities convertible into ADSs or Ordinary Shares, warrants to purchase ADSs or Ordinary Shares or options to purchase any of the foregoing to a third party (other than any Exempt Issuance) at a price that is less than, or converts at a price that is less than, $3.66 (such lesser price, the “Down-round Price”), then the Exercise Price shall be adjusted to equal 130% of the Down-round Price.  On May 14, 2008, we announced a private placement of Ordinary Shares for up to $60.0 million.  The private placement from investors of $30.0 million closed in May 2008.  These warrants have therefore been re-priced to $2.99 per share from their original grant price of $4.80 per share. The convertible Debentures were repaid from the financing outlined above. On October 16, 2009, $3.6 million convertible bridge loan notes converted at $0.90 per share (see note 35 for further details).  These warrants have therefore been re-priced again, to $1.17 per share.

C.           Icon

At December 31, 2008 Sunninghill Limited, a company controlled by Dr. John Climax, held 1.6 million shares and 0.2 million warrants in Amarin (which was approximately 5.1% of Amarin’s entire issued share capital) and Poplar Limited, a company controlled by Dr. Climax, held approximately 5.3% of Icon plc.  During 2005 the Group entered into an agreement with Icon Clinical Research Limited (a company wholly owned by Icon Plc) whereby Icon were appointed as Amarin’s contract research organization to manage and oversee its European Phase 3 study on AMR101 for HD (Trend 2) and to assist Amarin in conducting its U.S. Phase 3 on AMR101 (Trend 1).  At December 31, 2008 Amarin had incurred costs of $7.4 million ($0.4 million for the 12 months ended December 31, 2008) with respect of direct costs to Icon.  At the year end, $0.2 million is included in accounts payable for direct costs payable to Icon.  In addition the Group also reimbursed Icon for $2.7 million of pass-through costs which Icon settled on behalf of Amarin.

Our Chairman and Chief Executive Officer, Mr. Thomas Lynch has served as an outside director of Icon since January 1996.  He is also a member of Icon’s audit committee, compensation committee and nominations committee.  On March 20, 2006 Dr. Climax subsequently became a non-executive director of Amarin.

In August 2008, our audit committee reviewed and approved Amarin Neuroscience Limited, a subsidiary of the Group, entering into a supplemental agreement with Icon Clinical Research Limited to medical writing and biostatistical work relating to our E.U. Phase 3 clinical trial. During 2008, we booked $0.2 million under these change orders.

On October 10, 2008 we entered into a Consultancy Agreement with Icon whereby Icon will provide a consultant for project management support for our EN101 project. During 2008 we incurred costs of $0.1 million under this agreement.

In November 2006, our audit committee reviewed and approved APIL, a subsidiary of the Group entering into a Master Services Agreement with Icon Clinical Research (U.K.) Limited whereby Icon Clinical Research (U.K.) would provide due diligence services to Amarin Pharmaceuticals Ireland Limited on ongoing licensing opportunities on an ongoing basis.

In December 2006, our audit committee reviewed and approved Amarin Neuroscience Limited, entering into a supplemental agreement with Icon Clinical Research Limited whereby Icon Clinical Research Limited would conduct a one year E.U. open label follow-up study to the Phase 3 study in Huntington’s disease.

In February 2007, our audit committee reviewed and approved Amarin Neuroscience Limited, a subsidiary of the Group, entering into a supplemental agreement with Icon Clinical Research Limited to amend the number and location of patient activity in the E.U. Phase 3 clinical trial.

D.           Apomorphine

In May 2006, our audit committee reviewed and approved an assignment agreement between APIL and Dr. Anthony Clarke in respect of certain patents and other intellectual property rights relating to a formulation of the compound, Apomorphine.  Dr. Clarke, who was our Vice President of Clinical Development, was the developer of this target product opportunity independently of the Group.  Under the assignment agreement APIL agreed to pay Dr. Clarke initial consideration of £42,000 ($84,000) and a further £742,000 ($1,074,000) in milestone payments on the achievement of certain milestones.  The assignment agreement also provided for APIL to pay Dr. Clarke royalties as a percentage of net sales if we were to sell or license the product.  The royalty percentages applicable are dependant on the level of net sales achieved.

E.           Transactions with Directors and Executive officers

The total compensation of our key management, defined as directors and executive officers was as follows:

	2008 US$’000	2007 US$’000	2006 US$’000
Short-term employee benefits	3,106	3,690	3,361
Post-employment benefits	—	75	—
Share-based compensation	2,011	2,300	1,045
Termination benefits	—	804	—
Total	5,117	6,869	4,406

There are no service contracts greater than one year in existence between any of the directors and executive officers of Amarin.

Mr. Thomas Lynch

In March 2007, Amarin’s Remuneration Committee reviewed and approved a consultancy agreement between the Company and Dalriada Limited in relation to the provision by Dalriada Limited to the Company of corporate consultancy services, including consultancy services relating to financing and other corporate finance matters, investor and media relations and implementation of corporate strategy.  Under the Consultancy Agreement, the Company pays Dalriada Limited a fee of £240,000 per annum for the provision of the consultancy services.  An additional amount of £195,000 was also approved by the remuneration committee of which £75,000 was paid during the year ended December 31, 2007 in respect of consultancy services, with the remainder being paid during the year ended December 31, 2008. In January 2009, the annual consultancy fee was revised to €300,000 per annum and an additional performance related payment of $100,000 was paid.

Dalriada Limited is owned by a family trust, the beneficiaries of which include Mr. Thomas Lynch, Amarin Chairman and Chief Executive Officer, and family members.

On October 16, 2009, Mr. Lynch was issued 500,000 warrants to purchase shares in Amarin.  The warrant exercise price is $1.50 and the exercise period is five years from the issuance date.

Mr. Alan Cooke

On October 16, 2009, Mr. Cooke entered a compromise agreement with the Company.  Pursuant to the compromise agreement, Mr Cooke will receive a termination payment of €375,000.  Mr Cooke’s 289,167 unvested options to purchase shares in the Company will vest and become exercisable for a period of twelve months.  Mr Cooke’s 255,833 vested options to purchase shares in the Company will remain exercisable for a period of twelve months.

During October 2009, Mr. Cooke was issued 247,050 warrants to purchase shares in Amarin.  The warrant exercise price is $1.50 and the exercise period is five years from the issuance date.

Dr. Declan Doogan

The Company has agreed to issue to Dr. Doogan, on January 1, 2010, employee options to purchase 1,170,000 shares in Amarin.   The exercise price will be determined by reference to the closing price for Amarin ADSs on Nasdaq on December 31, 2009.  The options will vest in four equal annual installments commencing January 1, 2010.

Arrangements with Former Director Mr. Richard Stewart

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

As at December 19, 2007 Mr. Stewart had 1,166,666 vested share options under our 2002 Stock Option Plan.  Pursuant to the terms of the compromise agreement, Mr. Stewart’s vested share options were exercisable for a period of 12 months following December 19, 2007 in accordance with the terms of our 2002 Stock Option Plan. Mr. Stewart’s vested share options ceased to be exercisable and expired upon the expiration of such 12 month period, December 19, 2008.

As at December 19, 2007 Mr. Stewart had 883,334 unvested share options under our 2002 Stock Option Plan.  Pursuant to the terms of the compromise agreement, it was provided that Mr. Stewart’s share options which were not vested as at December 19, 2007 would not vest and would not become exercisable after December 19, 2007 and accordingly, would expire on December 19, 2007.

The compromise agreement was reviewed and approved by the members of our remuneration committee.

F.	Decisionability LLP

In August 2008, we entered into a consultancy agreement with Decisionability LLP. Dr. Declan Doogan, Amarin’s Head of Research & Development, is a partner in this company. During the second half of 2008 we paid Decisionability £112k. This contract was terminated in October 2008 and no further work has been undertaken.

Other than the transactions listed above, there are no other related party transactions with our Directors and Executive Officers or Former Directors.

37.           Approval of financial statements

The Financial Statements were approved on October 22, 2009.