Form 20-F/A
period 2008-12-31
AMARIN CORP PLC\UK
filed 2009-12-04
CIK 897448

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20−F/A
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

YES ☐     NO ☒

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F is being filed solely to amend the annual report of Form 20-F for the year ended December 31, 2008, filed by Amarin Corporation plc on October 22, 2009 (the “Form 20-F”) in order to amend the exhibit index in Item 19 relating to a confidential treatment request to the Securities and Exchange Commission.  The exhibit index in Item 19 is being amended to indicate exhibits for which confidential treatment has been requested.

We are including in this Amendment No. 1 to Form 20-F a currently-dated certification by our principal executive officer.  This Amendment No. 1 to Form 20-F speaks as of the date of the initial filing of the Form 20-F, except for the certification referenced above.  Other than as described above, this Amendment No. 1 to Form 20-F does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

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

4.56	Amendment (Change Order Number 2), dated June 8, 2006 to Services Agreement dated June 16, 2005 between Icon Clinical Research Limited and Amarin Neuroscience Limited.(23)
4.57
Securities Purchase Agreement dated October 18, 2006 between the Company and the purchasers named therein. The Company entered into 32 separate Securities Purchase Agreements on October 18, 2006 and in total issued 8,965,600 ordinary shares to institutional and accredited investors. The purchase price was $2.09 per ordinary share(17)

4.58
Master Services Agreement dated November 15, 2006 between Amarin Pharmaceuticals Ireland Limited and Icon Clinical Research (U.K.) Limited. Pursuant to this agreement, Icon Clinical Research (U.K.) Limited agreed to provide due diligence services to Amarin Pharmaceuticals Ireland Limited on ongoing licensing opportunities on an ongoing basis.(17)

4.59
Agreement dated January 18, 2007 between Neurostat Pharmaceuticals Inc. (“Neurostat”), Amarin Pharmaceuticals Ireland Limited, Amarin Corporation plc and Mr. Tim Lynch whereby the Company agreed to pay Neurostat a finder’s fee relating to a potential licensing transaction and similar payments comprising upfront and contingent milestones totaling $565,000 and warrants to purchase 175,000 ordinary shares with an exercise price of $1.79 per ordinary share.(23)

4.60
Lease Agreement dated January 22, 2007 between the Company, Amarin Pharmaceuticals Ireland Limited and Mr. David Colgan, Mr. Philip Monaghan, Mr. Finian McDonnell and Mr. Patrick Ryan. Pursuant to this agreement, Amarin Pharmaceuticals Ireland Limited took a lease of a premises at The First Floor, Block 2, The Oval, Shelbourne Road, Dublin 4, Ireland (17)

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
4.64
Development and License Agreement dated March 6, 2007 between Amarin Pharmaceuticals Ireland Limited and Elan Pharma International Limited. Pursuant to this agreement, Amarin Pharmaceuticals Ireland Limited acquired global rights to a novel nasal lorazepam formulation for the treatment of emergency seizures in epilepsy patients.(23)†

4.65
Consultancy Agreement dated March 9, 2007 between Amarin Corporation plc and Dalriada Limited. Under the Consultancy Agreement, Amarin Corporation plc will pay Dalriada Limited a fee of £240,000 per annum for the provision of the consultancy services. Dalriada Limited is owned by a family trust, the beneficiaries of which include our Chairman and Chief Executive Officer, Mr. Thomas Lynch, and members of his family.(23)

4.66
Form of Securities Purchase Agreement dated June 1, 2007 between Amarin Corporation plc and the Purchasers named therein. Amarin Corporation plc entered into 11 separate Securities Purchase Agreements on June 1, 2007 all substantially similar in form and content to this Securities Purchase Agreement pursuant to which we issued an aggregate of 6,156,406 ordinary shares to such Purchasers, including management. The purchase price was $0.60 per ordinary share.(23)

4.67
Equity Credit Agreement dated June 1, 2007 between Amarin Corporation plc and Brittany Capital Management. Pursuant to this agreement, Amarin has an option to draw up to $15,000,000 of funding at any time over a three year period solely at Amarin Corporation plc’s discretion.(18)

4.68
Form of Equity Securities Purchase Agreement dated December 4, 2007 between Amarin Corporation plc and the Purchasers named therein. Amarin Corporation plc entered into 19 separate Equity Securities Purchase Agreements on December 4, 2007 all substantially similar in form and content to this Equity Securities Purchase Agreement pursuant to which we issued an aggregate of 16,290,900 ordinary shares to such Purchasers, including management. The purchase price was $0.33 per ordinary share.(19)

4.69
Form of Debt Securities Purchase Agreement dated December 4, 2007 between Amarin Corporation plc and the Purchasers named therein. Amarin Corporation plc entered into 2 separate Debt Securities Purchase Agreements on December 4, 2007 both substantially similar in form and content to this Debt Securities Purchase Agreement pursuant to which we issued an aggregate of $2,750,000 of 3 year convertible loan notes to such Purchasers including management. The conversion price to convert the loan notes into ordinary shares of Amarin Corporation plc is $0.48 per ordinary share.(19)

4.70
Stock Purchase Agreement dated December 5, 2007 between Amarin Corporation plc, the selling shareholders of Ester Neurosciences Limited (“Ester”), Ester, and Medica II Management L.P. pursuant to which Amarin Corporation plc acquired the entire issued share capital of Ester. Pursuant to this agreement, Amarin Corporation plc paid initial consideration of $15,000,000, of which $5,000,000 was paid in cash and $10,000,000 was paid through the issuance of shares of Amarin Corporation plc. Additional contingent payments, valued at an aggregate of $17,000,000 are payable in the event that certain development-based milestones are successfully completed.(21)

4.71
Letter Agreement dated December 6, 2007 between Amarin Corporation plc and the Seller’s Representatives of the selling shareholders of Ester pursuant to which the definition of “Closing Date Average Buyer Stock Price” in the Stock Purchase Agreement dated December 5, 2007 described above was amended.(22)

4.72
Senior Indenture dated December 6, 2007 between Amarin Corporation plc and Wilmington Trust Company. Under this Indenture, Amarin Corporation plc may issue one or more series of senior debt securities from time to time.(19)

4.73
First Supplemental Senior Indenture Dated December 6, 2007 between Amarin Corporation plc and Wilmington Trust Company.  Under this Supplemental Senior Indenture, together with the senior debt indenture dated December 6, 2007 described above, Amarin Corporation plc issued its 8% Convertible Debentures due 2010.(19)

4.74	Compromise Agreement dated December 19, 2007 between Amarin Corporation plc and Richard Stewart.(20)
4.75
Collaboration Agreement dated January 8, 2008 between Amarin Pharmaceuticals Ireland Limited and ProSeed Capital Holdings (“ProSeed”).  Pursuant to this agreement, 975,000 ordinary shares in Amarin Corporation plc were issued in the form of ADSs to ProSeed in respect of fees due for investment banking advice provided to Amarin Corporation plc and Amarin Pharmaceuticals Ireland Limited on the acquisition of Ester. (20)†

4.76
Amendment No. 1 to Stock Purchase Agreement dated April 7, 2008 between Amarin Corporation plc and Medica II Management L.P. pursuant to which the definition of “Milestone II Time Limit Date” in the Stock Purchase Agreement dated December 5, 2007 described above was amended.(23)

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

4.79	Termination and Separation Agreement and Release Agreement, dated August 7, 2008, between Mr. Paul Duffy and Amarin Corporation plc.(23)
4.80	Directors Securities Purchase Agreement dated May 13, 2008 Sunninghill Ltd, Simon Kukes, Michael Walsh and Amarin Corporation plc.(23)
4.81	Change Order for Additional Biostatistics & Medical Writing Work dated June 04, 2008, between Icon Clinical Research Limited and Amarin Neuroscience Limited.(23)
4.82	Consultancy Agreement, dated August 16, 2008, between Decisionability Inc and Amarin Neuroscience Limited.(23)
4.83	Master Services Agreement, dated August 22, 2008, between Charles River Laboratories Preclinical Services Edinburgh Limited, Amarin Neuroscience Limited and Amarin Pharmaceuticals Ireland Ltd.(23)
4.84	Work Order, dated September 3, 2008, between Charles River Laboratories Preclinical Services Edinburgh Limited, Amarin Neuroscience Limited and Amarin Pharmaceuticals Ireland Ltd.(23)
4.85	Consultancy Agreement, dated October 10, 2008, between Icon Clinical Research Limited and Amarin Corporation plc.(23)
4.86	Supply Agreement, dated February 23, 2009, between Nisshin Pharma Inc and Amarin Pharmaceuticals Ireland Ltd*†
4.87	Trial A Letter Agreement dated February 24, 2009 between Medpace Inc and Amarin Pharma Inc and Amarin Pharmaceuticals Ireland Ltd.(23)
4.88	Amendment and Waiver Agreement, dated May 25, 2009 between Ester Neurosciences Ltd. Medica II Management L.P. and Amarin Corporation plc.*†
4.89
Amendment number 2 to the Letter Agreement for certain initial services for certain initial services for the Ethyl-EPA Hypertriglyceridemia Studies between Medpace Inc and Amarin Pharma Inc and Amarin Pharmaceuticals Ireland Ltd dated February 24, 2009, as amended on 5 May, 2009.(23)

4.90	Termination and Assignment Agreement, dated 21 July, 2009 between Elan Pharma International Limited and Amarin Pharmaceuticals Ireland Ltd.(23)†
4.91
Amendment number 5 to the Letter Agreement for certain initial services for certain initial services for the Ethyl-EPA Hypertriglyceridemia Studies between Medpace Inc and Amarin Pharma Inc and Amarin Pharmaceuticals Ireland Ltd dated 1 December, 2008, as amended on 19 January, 2009, as further amended 30 January 2009, 5 May, 2009 and 3 August, 2009.(23)

4.92	Master Services Agreement, dated September 29, 2009, between Medpace Inc and Amarin Pharma Inc and Amarin Pharmaceuticals Ireland Ltd.(23)
4.93
Bridge Loan Agreement, dated July 31, 2009 between Sunninghill Ltd, Thomas G. Lynch, Simon Kukes, Michael Walsh, Midsummer Investments Limited, Midsummer Ventures LP, David Hurley, David Brabazon, Pram Lachman and Amarin Corporation plc. as amended by Amendment No.1 dated September 30, 2009.(23)

4.94	Securities Purchase Agreement dated October 12, 2009 between Amarin Corporation plc and the Purchasers named therein.(23)
4.95	Compromise Agreement dated October 16, 2009 with Alan Cooke.(23)
4.96	Warrant agreement for Thomas G. Lynch to subscribe for and purchase 500,000 Ordinary Shares of £0.50 each in Amarin Corporation plc with an exercise price of $1.50.(23)
4.97	Amendment Agreement dated October 12, 2009, to the Form of Equity Securities Purchase Agreement dated May 13, 2008 between Amarin Corporation plc and the Purchasers named therein.(23)
8.1	Subsidiaries of the Group.(23)
11.1	Code of Ethics(17)
12.1	Certification of Thomas G. Lynch required by R1 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.(23)
12.2	Certification of Alan Cooke required by Rule 15d–14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(23)
13.1	Certification of Thomas G. Lynch required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.(23)
13.2	Certification of Alan Cooke required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.(23)

(1)	Incorporated herein by reference to certain exhibits to the Group’s Registration Statement on Form F–1, File No. 33–58160, filed with the Securities and Exchange Commission on February 11, 1993.
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

(21)	Incorporated by reference herein to certain exhibits in the Group’s Report of Foreign Private Issuer filed on Form 6–K with the Securities and Exchange Commission on January 28, 2008.
(22)	Incorporated by reference herein to certain exhibits in the Group’s Report of Foreign Private Issuer filed on Form 6–K with the Securities and Exchange Commission on February 1, 2008.
(23)	Incorporated herein by reference to certain exhibits to the Group's Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on October 22, 2009.

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

AMARIN CORPORATION PLC

By: /s/ DR. DECLAN DOOGAN

Dr. Declan Doogan
Interim Chief Executive Officer

Date: December 4, 2009